Form 20-F
period 2018-12-31
LATAM AIRLINES GROUP S.A.
filed 2019-04-15
CIK 1047716

-As filed with the Securities and Exchange Commission on April 12, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Throughout this annual report on Form 20-F we make numerous references to “LATAM”. Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LATAM Airlines Peru S.A. (f/k/a LAN Peru S.A, “LATAM Airlines Peru”), Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional, Aires S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM” or “LATAM Airlines Brazil”), LAN Cargo S.A. (“LATAM Cargo”) and its two regional affiliates: Linea Aerea Carguera de Colombia S.A. (“LANCO”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA”) in Brazil. On November 30, 2018 LATAM Airlines Group sold its participation in its Mexican affiliate Aero Transportes Mas de Carga S.A. de C.V. (“MasAir”). Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Brazil.

References to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A., and its consolidated affiliates, in connection with circumstances and facts occurring prior to the completion date of the combination between LAN Airlines S.A. and TAM S.A. See “Item 4. Information on the Company—A. History and Development of the Company.”

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil”, Multiplus S.A. (“Multiplus”), Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

LATAM Airlines Group and the majority of our affiliates maintain accounting records and prepare financial statements in U.S. dollars. Some of our affiliates, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian real. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian real. Our audited consolidated financial statements include the results of these affiliates translated into U.S. dollars. International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2018, which was Ch$694.77 = US$1.00. The observed exchange rate on, April 11, 2019, was Ch$662.92 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2018, which was R$3.87 = US$1.00. The observed exchange rate on April 11, 2019, was R$3.82 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real.

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts), each representing one share of Common Stock, that are listed on the New York Stock Exchange.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2014, 2015, 2016, 2017 and 2018 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the factors described in “Item 3. Key Information—Risk Factors”;

•	our ability to service our debt and fund our working capital requirements;

•	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;

•	the determination of relationships with customers;

•	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;

•	the effects of competition in the airline industry;

•	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

•	future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;

•	natural disasters affecting travel behavior and/or exports;

•	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;

•	inflation;

•	competitive pressures on pricing;

•	our capital expenditure plans;

•	changes in labor costs, maintenance costs and insurance premiums;

•	fluctuation of crude oil prices and its effect on fuel costs;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy;

•	increases in interest rates; and

•	changes in regulations, including regulations related to access to routes in which we operate and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO”	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Colombia”	Aerovías de Integración Regional, Aires S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	Aerolane, Líneas Aéreas Nacionales del Ecuador S.A., incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Peru S.A. (f/ka LAN Peru S.A.), incorporated in Peru.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“MasAir”	Aero Transportes Mas de Carga S.A. de C.V., incorporated in Mexico (sold on November 30, 2018).

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	carbon dioxide gas

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2018, 2017, 2016, 2015 and 2014 has been prepared in accordance with IFRS(*).

LATAM’s Annual Financial Information

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in US$ millions, except per share and capital stock data)
The Company Statement of Income Data (1)(2)(3):
Operating revenues
Passenger	8,709.0	8,494.5	7,877.7	8,410.6	10,380.1
Cargo	1,186.5	1,119.4	1,110.6	1,329.4	1,713.4
Total operating revenues	9,895.5	9,613.9	8,988.3	9,740.0	12,093.5
Cost of sales	(7,962.8)	(7,441.8)	(6,967.0)	(7,636.7)	(9,624.5)
Gross margin	1,932.6	2,172.1	2,021.3	2,103.3	2,469.0
Other operating income(4)	472.8	549.9	538.7	385.8	377.6
Distribution costs	(619.2)	(699.6)	(747.4)	(783.3)	(957.1)
Administrative expenses	(721.3)	(938.9)	(873.0)	(878.0)	(980.7)
Other expenses	(359.8)	(368.9)	(373.7)	(324.0)	(401.0)
Other gains/(losses)	53.5	(7.8)	(72.6)	(55.3)	33.5
Financial income	53.3	78.7	74.9	75.1	90.5
Financial costs	(356.3)	(393.3)	(416.3)	(413.4)	(430.0)
Equity accounted earnings	0.0	0.0	0.0	0.0	(6.5)
Exchange rate differences	(157.7)	(18.7)	121.7	(467.9)	(130.2)
Result of indexation units	(0.9)	0.7	0.3	0.6	0.1
Income (loss) before income taxes	297.0	374.2	273.9	(357.1)	65.2
Income (loss) tax expense/benefit	(83.8)	(173.5)	(163.2)	178.4	(292.4)
Net (loss) income for the period	213.2	200.7	110.7	(178.7)	(227.2)
Income (loss) attributable to the parent company’s equity holders	181.9	155.3	69.2	(219.3)	(260.0)
Income (loss) attributable to non-controlling interests	31.3	45.4	41.5	40.5	32.8
Net income (loss) for the year	213.2	200.7	110.7	(178.7)	(227.2)

Earnings per share
Average number of Shares	606,407,693	606,407,693	546,559,599	545,547,819	545,547,819
Basic earnings (loss) per share (US$)	0.30002	0.25610	0.12665	(0.40193)	(0.47656)
Diluted earnings (loss) per share (US$)	0.30002	0.25610	0.12665	(0.40193)	(0.47656)

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	1,081.6	1,142.0	949.3	753.5	989.4
Other current assets in operation	2,219.0	2,312.4	2,340.3	2,067.4	2,644.1
Non-current assets and disposal groups held for sale	5.8	291.1	337.2	2.0	1.1
Total current assets	3,306.4	3,745.5	3,626.8	2,822.9	3,634.6
Property and equipment	9,953.4	10,065.3	10,498.1	10,938.7	10,773.1
Other non-current assets	4,307.0	4,987.2	5,073.3	4,339.8	6,076.7
Total non-current assets	14,260.4	15,052.5	15,571.4	15,278.5	16,849.8
Total assets	17,566.8	18,798.0	19,198.2	18,101.4	20,484.4
Total current liabilities	5,568.8	5,842.7	6,222.2	5,641.0	5,829.7
Total non-current liabilities	8,251.2	8,688.0	8,790.7	9,522.9	10,151.0
Total liabilities	13,820.0	14,530.7	15,012.9	15,163.9	15,980.7
Issued capital	3,146.3	3,146.3	3,149.6	2,545.7	2,545.7
Net equity attributable to the parent company’s equity holders	3,666.9	4,176.1	4,096.7	2,856.5	4,401.9
Non-controlling interest	79.9	91.1	88.6	81.0	101.8
Total net equity	3,746.8	4,267.2	4,185.3	2,937.5	4,503.7

Shares Outstanding	606,407,693	606,407,693	606,407,693	545,547,819	545,547,819

(1)	For more information on the affiliates included in this consolidated information, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	For the effects of the adoption of IFRS 15 see “Recently Issued Accounting Pronouncements”.
(4)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Coalition and Loyalty Program, Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 28 to our audited consolidated financial statements.

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

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2014, December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
	2018	2017	2016	2015	2014
Operating Data:
ASKs (million)	143,264.9	136,398.4	134,967.7	134,167.1	130,200.9
RPKs (million)	119,077.3	115,692.7	113,626.9	111,509.9	108,534.0
ATKs (million)	6,497.6	6,230.1	6,704.1	7,082.8	7,219.7
RTKs (million)	3,582.5	3,421.2	3,465.9	3,797.0	4,317.2

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (“Regulation to the Chilean Corporation Act”, and together with the Chilean Corporation Act, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated net income for the prior year, subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights” LATAM did not pay dividends in 2016. On May 18, 2017, LATAM paid US$20,766,119 in dividends in respect of the year ended December 31, 2016. On May 17, 2018, LATAM paid US$46,591,193 in dividends in respect of year ended December 31, 2017. In addition, dividend reserves of US$54,580,443 were set aside for 2018, to be paid in 2019.

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

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2016	May 18, 2017	$20,766,119	606.41	$0.03424	$0.03424
2017	May 17, 2018	$46,591,193	606.41	$0.07683	$0.07683

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

Risk Factors Relating to our Company

Our assets include a significant amount of goodwill.

Our assets included US$2,294.1 million of goodwill as of December 31, 2018. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. In 2018, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar during 2018, the value of our goodwill decreased by 14.2% as compared with 2017. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

A failure to successfully implement our strategy or a failure adjusting the strategy to the current economic situation would harm our business and the market value of our ADSs and common shares.

We have developed a strategic plan with the goal of becoming one of the most admired airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk-resilient company. A tenet of our strategic plan is the continuing adoption of a new travel model for domestic and international services to address the changing dynamics of customers and the industry, and to increase our competitiveness. The new travel model is based on a continued reduction in air fares that makes air travel accessible to a wider audience, and in particular to those wish to fly more frequently. This model requires continued cost reduction efforts and increasing revenues from ancillary activities. In connection with these efforts, the Company continues to implement a series of initiatives to reduce cost per ASK in all its operations as well as developing new ancillary revenue initiatives.

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

We may not be able to successfully integrate the frequent flyer programs of LAN and TAM or the operations of Multiplus S.A., our marketing rewards platform in Brazil.

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

On April 1, 2019, LATAM Airlines Brazil completed the tender offer process for the common shares of Multiplus S.A. Multiplus is a coalition of loyalty programs for various retail products and services which allows our present flyers to accrue and redeem benefits through retail purchases in addition to flying. Following the tender offer, LATAM Airlines Brazil acquired 24.5% of Multiplus’ common shares, reaching an ownership interest equal to 97.2% of its capital stock, and, as a result, LATAM Airlines Brazil will de-list Multiplus from the B3 Novo Mercado, cancel its registration, and purchase the remaining minority interest to achieve 100% ownership. Accordingly, the Company plans to fully integrate its loyalty program in Brazil and enhance the benefits to all passengers of the LATAM Group. We cannot assure that we will be able to benefit our passengers in the way we expect. However, there is no guarantee that full integration of the two plans will be completed in the near term or at all. Even if the integration occurs, the successful integration of these programs will involve some time and expense. In addition, until we effectively combine these programs, passengers may prefer frequent flyer programs or other reward loyalty programs offered by other airlines, which may adversely affect our business. See “Item 4. Information on the Company – B. Business Overview – Multiplus.”

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

Moreover, our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos International and Congonhas Airports, Brasilia’s International Airport and Lima’s Jorge Chavez International Airport.

Santiago’s Comodoro Arturo Merino Benítez International Airport is currently facing an important expansion, which is expected to be completed by 2021. If the expansion continues to be delayed, this will likely impact our operations and may affect our ability to remain competitive.

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

Brazilian airports, such as the Brasília, and São Paulo (Guarulhos) International Airports, have limited the number of takeoff and landing slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

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

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 30.9% of our operating expenses in 2018. For additional information, see “Item 4. Information on the Company—B. Business Overview—Fuel Supplies”. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Fuel Prices.”

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2018, LATAM Airlines Group has a total fleet of 239 Airbus and 81 Boeing aircraft. Risks relating to Airbus and Boeing include:

•	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand, aircraft delivery backlog or other factors;

•	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

•	the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

•	adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident; or

•	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness—Tabular Disclosure of Contractual Obligations.”

If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of our aircraft fleet is subject to long-term operating leases. Our operating leases typically run from three to 12 years from the date of execution. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

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

In addition, the majority of our property and equipment is subject to liens securing our indebtedness. In the event that we fail to make payments on secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness—Tabular Disclosure of Contractual Obligations.”

Moreover, external conditions in the financial and credit markets may limit the availability of funding at particular times or increase its costs, which could adversely affect our profitability, our competitive position and result in lower net interest margins, earnings and cash flows, as well as lower returns on shareholders’ equity and invested capital. Factors that may affect the availability of funding or cause an increase in our funding costs include global macro-economic crises, reductions in our credit rating or in that of our issuances, and other potential market disruptions.

We have significant exposure to LIBOR and other floating interest rates; increases in interest rates will increase our financing costs and may have adverse effects on our financial condition and results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our financial leases are denominated in U.S. dollars and bear interest at a floating rate. 40.5% of our outstanding consolidated debt as of December 31, 2018 bears interest at a floating rate (after giving effect to interest rate hedging agreements). Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—“Risk of Fluctuations in Interest Rates.”

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Major events affecting the aviation insurance industry (such as terrorist attacks, hijackings or airline crashes) may result in significant increases of airlines’ insurance premiums or in significant decreases of insurance coverage, as occurred after the September 11, 2001 terrorist attacks. Further increases in insurance costs or reductions in available insurance coverage could have an adverse impact on our financial results and results of operations and increase the risk that we experience uncovered losses.

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

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2018, LATAM Airlines’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney, MTU Maintenance, Rolls-Royce, and Pratt and Whitney Canada.

During 2018, Airbus experienced delays in the delivery of A320neo aircraft worldwide, which we understand is related to problems with the aircraft’s Pratt & Whitney engines. We are currently expecting delivery of 9 A320neo aircraft during 2019, and any delays in delivery could adversely affect our operations. In addition, we currently have four A320neo aircraft in our fleet, and problems associated with the lack of availability of Pratt & Whitney engines could potentially prevent these aircraft from remaining operational.

Rolls Royce is experiencing problems related to earlier-than-expected maintenance on the Rolls Royce Trent 1000 engines that power the Boeing 787 aircraft. The unexpected additional engine maintenance has reduced the number of Boeing 787 aircraft available in service and may also impact our A350 aircraft. During 2018, LATAM had a lower availability for its Boeing 787 fleet (part of which remains unavailable awaiting engine maintainance by Rolls Royce). This has caused significant operational challenges for the company as LATAM has had to change itineraries, aircraft types for select routes, and wetlease aircraft from third parties to meet aircraft requirements. We cannot assure that we will not continue to have significant operational disruptions that could negatively affect our operations and financial results.

Our business relies extensively on third-party service providers. Failure of these parties to perform as expected, or interruptions in our relationships with these providers or in their provision of services to us, could have an adverse effect on our financial position and results of operations.

We have engaged a significant number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of technology infrastructure and services, performance of business processes, including purchasing and cash management, provision of aircraft maintenance and repairs, catering, ground services, and provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs (Global Distribution Systems) may be adversely affected by disruptions in our business relationships with GDS operators or by issues in the GDS’s operations. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

Disruptions or security breaches of our information technology infrastructure or systems could interfere with our operations, compromise passenger or employee information, and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error, failure, or cybersecurity incident impacting systems hosted internally at our data centers or externally at third-party locations, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber attacks and other security issues. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, custumer, self-service applications (“apps”), maintenance systems, check-in kiosks, in-flight entertainment systems and data centers.

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

Labor costs constitute a significant percentage of our total operating expenses (18.8% in 2018) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

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

As of December 31, 2018, approximately 86% of our employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines. For further information regarding the unions representing our employees in each country in which we operate and with which we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees—Labor Relations.”

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

•

weak economic performance, including, but not limited to, a slowdown in the Brazilian economy, political instability low economic growth, low consumption and/or investment rates, and increased inflation rates; or

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

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margin and competitive position. Also, it cannot be assured that in the future we will have access to adequate facilities and landing rights necessary to achieve our expansion plans.

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

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including takeoff and landing slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. Any of these alternatives could have an adverse financial impact on our operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

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

Insurance premiums may also increase due to an accident or incident affecting one of our alliance partners or other airlines, or due to a perception of increased risk in the industry related to concerns about war or terrorist attacks, the general industry, or general industry safety.

High levels of competition in the airline industry, such as the presence of low-cost carriers in the markets in which we operate, may adversely affect our level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which we operate. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—International Passenger Operations” and “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations.”

Low-cost carriers have an important impact in the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean market, Sky Airlines, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. Low-cost competitors Flybondi and Norwegian began operations in the Argentinian domestic market during 2018. A number of low-cost carriers have announced growth strategies including commitments to acquire significant numbers of aircraft for delivery in the next few years. The entry of the low-cost carriers local into markets in which we compete, including those described above, could have a material adverse effect on our operations and financial performance.

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

Some of the countries where we operate may not comply with international agreements previously established, which could increase the risk perception of doing business in that specific market and as a consequence impact our business and financial results.

Rulings by a bankruptcy court in Brazil and by higher judicial authorities related to the bankruptcy proceedings of Avianca Brazil may appear to be inconsistent with the Cape Town Convention (CTC) treaty that Brazil has signed, thus raising concerns about the rights of creditors in respect of financings secured by aircraft. Accordingly, if creditors perceive that an increase business risk is created by these rulings for leasing or other financing transactions involving aircraft in Brazil, there is a possibility that rating agencies may issue lower credit ratings in respect of financings that are secured by aircraft in Brazil. As a result, our business and financial results may be adversely affected if our financing activities in Brazil are impacted by such events..

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

The nature of our business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our business. For further information, see “Item 8. Financial Information—Legal and Arbitration Proceedings.” and Note 31 of our audited consolidated financial statements included in this report.

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, the United States and in the various countries we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of all jurisdictions where we operate. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of laws or regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

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

One of our major shareholder groups, the Cueto Group (the “LATAM Controlling Shareholders”), which as of February 28, 2019, beneficially owned 27.91% of our common shares, is entitled to elect three of the nine members of our board of directors and is in a position to direct our management. In addition, the LATAM Controlling Shareholders have entered into a shareholders’ agreement with the Amaro Group, which as of February 28, 2019, held 2.58% of LATAM shares through TEP Chile, in addition to the indirect stake it has through the 21.88% interest it holds in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds LATAM shares, pursuant to which these two major shareholder groups have agreed to vote together to elect individuals to our board of directors in accordance with their direct and indirect shareholder interest in LATAM. Pursuant to a shareholders’ agreement, the LATAM Controlling Shareholders and the Amaro Group have also agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders’ meeting, and if unable to reach to such agreement, to follow the proposals made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are subject to voting arrangements by the LATAM Controlling Shareholders and the Amaro Group. In addition, another major shareholder, Qatar Airways Investments (UK) Ltd., which as of February 28, 2019, held 10.00% of our common shares, is entitled to appoint one individual to our board of directors. The interests of our major shareholders may differ from those of our other shareholders. See “Item 7. Controlling Shareholders and Related Party Transactions—A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right; for example, the members of the board of directors elected by the shareholders in 2017 designated Ignacio Cueto, to serve in this role.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past required, and could again require, foreign investors acquiring securities in the secondary market in Chile to maintain a cash reserve or to pay a fee upon conversion of foreign currency to purchase such securities. Furthermore, any changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General

LATAM Airlines Group is a Chilean-based airline holding company formed through the business combination of LAN Airlines S.A. of Chile and TAM of Brazil in 2012. Following the combination, LAN Airlines S.A. became “LATAM Airlines Group S.A.” and TAM S.A. continues to exist as a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified business enterprise. During 2016, we began the transition of unifying LAN and TAM into a single brand: LATAM.

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates TAM Linhas Aereas S.A (LATAM Airlines Brazil), TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay), LATAM Cargo and Multiplus. LATAM is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange and the New York Stock Exchange (“NYSE”) with a market capitalization of US$7.02 billion as of February 28, 2019.

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

Over the past decade, LATAM has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and Colombia in 2010. The business combination of LAN and TAM in June 2012 further expanded the Company’s operations in Brazil, where TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), the TAM operating entity, is a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In September 2002, TAM’s name was changed to TAM S.A. and its shares were listed on the Brazilian Stock Exchange (“Bovespa”) in June 2005. From 2006 until the combination with LAN in 2012, TAM ADSs were also listed on the NYSE.

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

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

LATAM Airlines Group is the largest passenger airline in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 143 destinations in 26 countries and cargo services to approximately 150 destinations in 29 countries, with an operating fleet of 312 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 41,000 employees. For the year 2018, LATAM transported approximately 69 million passengers. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Argentina, Colombia and Ecuador; we also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, and Colombia carry out cargo operations through the use of belly spaces on the passenger flights and dedicated cargo operations using freight aircraft. We also offer other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2018, we provided scheduled passenger service to 17 destinations in Chile, 19 destinations in Peru, five destinations in Ecuador, 14 destinations in Argentina, 14 destinations in Colombia, 42 destinations in Brazil, 10 destinations in other Latin American countries and the Caribbean, eight destinations in North America, eight destinations in Europe, four destinations in the South Pacific, one destination in Asia and one destination in Africa. In addition, as of December 31, 2018, through our various code-sharing and interline agreements, we offer service to 70 destinations in North America, 44 destinations in Europe, 17 destinations in Australasia, 13 destinations in Asia and four destinations in Africa.

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

Leader in the South America Airlines Space, with a Unique Leadership Position among Global Airlines

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Argentina, Colombia and Ecuador. We are also the largest operator of intra-regional routes, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we are able to offer the best connectivity options between South America and the rest of the world.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

Our operations are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, reducing our break-even load factors and enhancing our per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2018, passenger, cargo and other revenues accounted for 84.0%, 11.4% and 4.6% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is under nine years, making it one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, and also in noise levels.

We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plan includes a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo, a re-engined A320 that the Company received for the first time in 2016, becoming the first airline in Latin America to fly this model. During 2018, LATAM incorporated two additional A321-200 into its fleet.

For long-haul passenger flights, we operate the Boeing 767-300ER, the Boeing 787-8, the Boeing 787-9, the Boeing 777-300ER and the Airbus A350-900 which started operations in 2016. The Boeing 787 and Airbus A350 models allow us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. In 2018, we incorporated two Airbus 350-900 into our fleet.

LATAM continues to take a flexible approach to its fleet plan in order to better align it to market conditions. During 2018, the Company received four aircraft and subleased eight aircraft to third parties to adjust to demand during the year. In addition, LATAM further restructured its fleet delivery schedule, achieving a reduction of US$2.2 billion in fleet commitments for the period 2018-2021, equivalent to a reduction of approximately 40% of total fleet commitments for this period.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016 our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service and technologically advanced operations, and is well recognized and respected in the markets in which we operate. In 2018, LATAM Airlines was the only South American airline group to be named as a ‘Five Star Global Airline’ for its in-flight experience in the APEX 2019 Airlines Official Ratings, and was named in Official Airline Guide (OAG) as the most punctual ‘Mega Airline’, which compares the largest 20 operators in terms of scheduled flights.

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

In 2016 LATAM entered into two joint business agreements: an agreement with American Airlines, and a separate agreement with British Airways and Iberia. These agreements further strengthen our relationship with other oneworld® partners. Both agreements will allow LATAM to expand its network to more than 420 destinations worldwide, operating routes from South America to the United States and Canada with American Airlines and routes from South America to Europe with British Airways and Iberia. These agreements are subject to regulatory approvals, some of which were granted between 2016 and 2018. In 2017, the administrative court of economic defense of the CADE (Administrative Council for Economic Defense) in Brazil and the Civil Aviation Authority in Colombia approved the agreements with American Airlines and British Airways and Iberia. During the review, the authorities evaluated the scope of the agreement in terms of free competition and the benefits that it will bring to passengers, including improved connectivity, expansion of the destination network and reduced prices. Both agreements were approved in Uruguay in 2016. In 2018, Chile’s Free Competition Defence Court (TDLC) approved the joint business agreements with American Airlines and British Airways and Iberia, for both passenger and cargo businesses, subject to nine mitigation remedies. The TDLC’s decision has been appealed by certain third parties to the Supreme Court of Chile. In the meantime, LATAM Airlines Group is evaluating the implementation of the joint business agreement with British Airways and Iberia, while the joint business agreement with American Airlines is subject to the approval of the Department of Transportation in the United States.

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

Recognized Loyalty Programs

Our frequent flyer programs, LATAM Fidelidade and LATAM Pass together represent the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. Customers in each program earn points or miles based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. In addition, Multiplus, a coalition of loyalty programs in Brazil and an affiliate of TAM, which allows members to accumulate points not just by flying with LATAM, but also by making purchases through credit cards or using services and products at partner establishments, and allows members to redeem points for LATAM Airlines flights and other products at partner establishments.

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

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We believe we are the only airline group in the world with a local presence in six home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

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

Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. Cost savings include reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service offering in domestic and international markets. We are currently working at an accelerated pace on cost initiatives in all these areas.

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

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(in US$ millions)
Total passenger revenues	8,709.0	8,494.5	7,877.7
Total cargo revenues	1,186.5	1,119.4	1,110.6
Total traffic revenues	9,895.5	9,613.9	8,988.3

	Year ended December 31,
	2018	2017	2016
	(in US$ millions)

Peru	705.1	626.3	627.2
Argentina	989.9	1,113.5	1,031.0
United States	985.9	900.4	933.1
Europe	782.2	676.3	714.4
Colombia	372.8	359.3	343.0
Brazil	3,433.9	3,436.4	2,974.2
Ecuador	203.8	190.3	198.2
Chile	1,591.3	1,527.2	1,512.6
Asia Pacific and rest of Latin America	830.6	784.2	654.6
Total Operating Revenues	9,895.5	9,613.9	8,988.3

Passenger Operations

General

As of December 31, 2018, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Argentina, Colombia, and Ecuador), and Domestic Brazil (wholly within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended and as at December 31
	2018	2017	2016

ASKs (million) (at period end)
International	81,059.7	76,366.1	73,541.9
SSC	24,664.0	23,821.0	23,847.1
Domestic Brazil	37,541.2	36,211.3	37,578.7
Total	143,264.9	136,398.4	134,967.7

	Year ended and as at December 31
	2018	2017	2016
RPKs (million)
International	68,365.2	66,344.2	63,392.6
SSC	20,220.6	19,407.9	19,293.7
Domestic Brazil	30,491.5	29,940.6	30,940.5
Total	119,077.3	115,692.7	113,626.9

Passengers (thousands)
International	16,456	16,057	15,107
SSC	23,928	22,775	22,829
Domestic Brazil	28,422	28,314	29,024
Total	68,806	67,146	66,960

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢6.1	US¢6.2	US¢5.8
SSC(1)	US¢6.8	US¢7.3	US¢6.9
Domestic Brazil(1)	US¢6.0	US¢6.6	US¢5.8
Combined Passenger RASK(2)	US¢6.1	US¢6.2	US¢5.8

Passenger load factor (%)
International	84.3%	86.9%	86.2%
SSC	82.0%	81.5%	80.9%
Domestic Brazil	81.2%	82.7%	82.3%
Combined load factor	83.1%	84.8%	84.2%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network combines the international operations of our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian affiliates. We have operated international services out of Chile since 1946 and have since greatly expanded our international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2018, we offer 32 international destinations in 20 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations.

Our general strategy to expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives. Sustained development of our international network is a crucial factor in our long-term strategy. The group provides long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Bogota, Sao Paulo and Rio de Janeiro. The group also provides regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During 2018, the group has continued to grow at Guarulhos Airport in Sao Paulo, Jorge Chavez Airport in Lima and Comodoro Arturo Merino Benítez Airport in Santiago, launching 6 new international destinations during the year: Costa Rica, Las Vegas, Boston, Rome, Lisbon and Tel Aviv.

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

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which we operate:

	LATAM passenger figures	LATAM’s Market Share
Country	% variation 2018-2017	2018	2017	% variation
Brazil(1)	+6.6%	68.5%	74.9%	-6.4	p.p.
Chile(2)	+2.5%	57.5%	58.0%	-0.5	p.p.
Argentina(3)	-2.7%	27.0%	28.3%	-1.3	p.p.
Peru(4)	+8.4%	41.7%	41.6%	+0.1	p.p
Colombia(5)	-6.1%	7.4%	8.7%	-1.3	p.p
Ecuador(6)	-1.5%	15.5%	15.9%	-0.4	p.p.

(1) Source: ANAC Brazil’s website. Market share considers RPKs.

(2) Source: JAC Chile’s website. Market share considers RPKs.

(3) Source: EANA Argentina’s website. Market share considers passenger transported.

(4) Source: Ministry of Transportation Peru’s website. Market share considers number of passengers carried as of December 2017.

(5) Source: DGAC Colombia’s website. Market share considers RPKs

(6) Source: Diio.net. Market share considers ASKs.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which we operate:

Country	Route	Competitors

Brazil	North America	American Airlines, United Airlines, Delta Air Lines, Azul Linhas Aereas and Avianca Brazil.

	Latin America	Copa, Gol, Avianca, Aerolineas Argentinas, Aeromexico, Avianca Brazil, Azul Linhas Aereas.

	Europe	TAP Portugal, Air France-KLM, Lufthansa, Alitalia, British Airways, Iberia and Air Europa.

	Africa	Ethiopian Airlines, Royal Air Maroc, South African Airways, TAAG Angola Airlines, and Cabo Verde Airlines.

Chile	North America	American Airlines, Air Canada, Delta Air Lines, Aeromexico, and United Airlines.

	Latin America	Copa, Avianca, Sky Airline, Aeromexico, Gol, Avianca Brazil, Aerolineas Argentinas and JetSmart.

	Europe	Iberia, Air France-KLM, Alitalia, British Airways, Air Europa.

	Pacific	Qantas Airways.

Argentina	North America	American Airlines, Aerolíneas Argentinas, United Airlines, Aeromexico, Delta Air Lines, and Air Canada.

	Latin America	Aerolineas Argentinas, Copa, Gol, Avianca, Aeromexico, and Azul.

Peru	North America	American Airlines, Avianca, Aeromexico, United Airlines, Air Canada, and Delta Air Lines.

	Latin America	Avianca, Copa, Aeromexico, Sky Airline and IntetJet.

	Europe	Air France-KLM, Iberia, Air Europa, Plus Ultra, and British Airways.

Colombia	North America	Avianca, American Airlines, Aeromexico, United Airlines, JetBlue Airways. InterJet, Spirit Airlines and Delta Air Lines.

	Latin America	Avianca, Aeromexico, Copa, InterJet, Avianca Brazil, and Aerolineas Argentinas.

Ecuador	North America	American Airlines, TAME Linea Aerea del Ecuador, Delta Air Lines, Aeromexico, United Airlines, JetBlue Airways and Spirit Airlines.

	Latin America	Avianca, Copa, Aeromexico, TAME Linea Aerea del Ecuador and Avior Airlines

	Europe	Air France-KLM, Iberia and Air Europa.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2018, domestic passenger services within Chile, Brazil, Peru, Ecuador, Argentina and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador, LATAM Airlines Argentina and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of our domestic services offerings in the six domestic markets where we operate in South America. The purpose of this change was to increase our competitiveness and ensure the long-term sustainability of our domestic business model. As of December 2018, LATAM had implemented this new travel model in its domestic operations in Brazil, Chile, Colombia, Ecuador, Argentina and Peru. This project seeks to increase our operational efficiency, allowing us to provide more competitive fares, and contributing to the development of tourism and the growth of air travel per capita in the region. The new domestic service model requires continuous cost reduction efforts, and we continue to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing us to expand our operations while controlling fixed costs.

Another key element of this business model is initiatives to increase our ancillary revenues, while allowing passengers to customize their journey. Customers on domestic flights are now able to access a simpler sales platform, which allows them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.

We continue to develop digital initiatives to empower passengers providing them an enhanced digital experience with end-to-end control of their reservation. LATAM customers will increasingly be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil		Chile		Argentina		Peru		Colombia		Ecuador

Destinations	42		17		14		19		14		5

Passengers Transported (million) Change (YoY)	28.4 0.4%		8.0 4.0%		2.4 (6.5)%		7.3 9.5%		5.1 4.4%		1.3 22.5%

Market share	32	%(1)	65	%(2)	17	%(3)	58	%(4)	23	%(5)	29	%(6)

Main competitors	Gol, Azul, Avianca Brazil		Sky Airlines, JetSmart		Aerolíneas Argentinas, Flybondi, Andes, Norwegian, Avianca Argentina		Peruvian Airlines, Avianca, Viva Air Peru, Star Peru		Avianca, Viva Colombia, Satena, Copa Airlines Colombia (“Wingo”), EasyFly		Tame, Avianca

(1) Source: ANAC Brazil’s website. Market share considers RPKs.

(2) Source: JAC Chile’s website. Market share considers RPKs.

(3) Source: EANA Argentina’s website. Market share considers passenger transported.

(4) Source: Ministry of Transportation Peru’s website. Market share considers number of passengers carried as of December 2017.

(5) Source: DGAC Colombia’s website. Market share considers RPKs

(6) Source: Diio.net. Market share considers ASKs.

On April 3, 2019, LATAM Airlines Brazil, announced that it had been approached by Elliott Associates L.P., Elliott International L.P., and Manchester Securities Corporation (jointly "Elliott"), the largest debt holders of Oceanair Linhas Aéreas S.A. and AVB Holding S.A. (jointly "Avianca Brasil"), and has agreed to bid for at least one independent productive unit (“IPU”) of Avianca Brazil’s respective assets (including but not limited to certain contracts, operating certificates, permits, and slots), in Elliot’s restructuring proposal in upcoming auctions for a minimum amount of US$70 million. As part of the proposed restructuring, subject to compliance with certain conditions, LATAM Airlines Brazil has committed to extend to Avianca Brasil, directly and indirectly, up to US$13 million of debtor–in–possession loans to finance, in part, working capital in support of the ongoing operations, amount that will be reimbursed to LATAM Airlines Brazil if the restructuring proposal is successful. At this date it is not possible to determine the financial effects that this announcement may have on the assets, liabilities or results of the Company or the date on which the adjudication of the aforementioned productive unit could materialize, which, in any case, is subject to any and all required governmental and antitrust approvals being granted in a timely manner.

Passenger Alliances and Commercial Agreements

LATAM is currently a member of the oneworld global marketing alliance, which includes American Airlines, British Airways, Cathay Pacific Airways, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar Airways, Royal Air Maroc, Royal Jordanian, Sri Lankan and S7 Airlines. In the aggregate, oneworld® members serve more than 1,000 destinations in 150 countries, operating approximately 14,000 daily departures.

In addition, LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including American Airlines, Iberia, Qantas, British Airways, Lufthansa, Swiss, Interjet, All Nippon Airways, Cathay Pacific, Japan Airlines and Jetstar Airways, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, more competitive fares to destinations not served by LATAM, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Moreover, on January 14, 2016, we entered into two joint business agreements: an agreement with American Airlines and a separate agreement with British Airways and Iberia. These agreements further strengthen our relationship with these oneworld® partners. Both agreements were approved in Uruguay in 2016. During 2017, joint business agreement with American Airlines was approved without mitigation measures by the competition authorities of Colombia and Brazil in May and September, respectively. The agreement with airlines of the IAG group (Iberia and British Airways) was authorized by the antitrust authorities of Brazil and Colombia in March and July 2017, respectively. In Chile, the agreements were approved by TDLC (“Tribunal de la Libre Competencia”) in October 2018. However, TDLC's decision remains subject to an appeal procedure before the Supreme Court of Chile. Finally, at the end of June 2018, Brazil ratified the open skies agreement with the United States. Accordingly, the Department of Transportation of the United States (US - DOT) can now approve the Joint Business Agreement (JBA) between LATAM and American Airlines that was announced in January 2016.

Passenger Marketing and Sales

Our long-haul marketing strategy emphasizes attributes valued by our international customers: reliable, high-quality service centered on comfort and entertainment for long-haul travel. We also highlight our extensive network, which covers the most important destinations in South America and the Caribbean and provides frequent service to major overseas gateways such as New York, Los Angeles, Miami, Boston, Orlando, London, Madrid, Paris, Frankfurt, Rome, Milan, Lisbon, Barcelona, Johannesburg, Sydney, Melbourne and Tel Aviv.

In 2018, we launched 28 new routes, including Costa Rica, Pisco, Las Vegas, Boston, Rome, Lisbon and Tel Aviv, adding a new continent to our network with this last route. In 2019, we will begin the operation of our first flight to Montego Bay (Jamaica).

With the aim of delivering a better experience, we invest in innovation, because we know how valuable it is for our customers. In 2018, we began to implement our Internet connectivity service (Wi-Fi) on board our domestic flights in Brazil, we launched our new multi-destination search engine with dynamic map and prices in real time; and we were the first in the continent to include a virtual reality tool to our mobile application that allows passengers to measure hand luggage. We also launched one of the company’s key projects, the transformation of the cabins of most of our aircraft, to which we will commit over US$400 million in the next two years.

We strive to deliver on our promise to our customers. Therefore, we constantly monitor customer satisfaction with in-flight surveys and research, and measure our performance against the highest standards. This commitment to excellence is reflected in the numerous awards and recognitions earned by the Company. In the 2018 Official Airline Guide (OAG), we were named as the most punctual ‘Mega Airline’, which compares the largest 20 operators in terms of scheduled flights. In the APEX Official Airline Rating as we were rated as “Global Airline 5 stars”, in the APEX PASSENGER CHOICE AWARDS, which are awards given by passenger rating based on flight experience, we received “Best overall passenger experience Global Airlines in South America”; in SKYTRAX, most prestigious global annual airline customer satisfaction survey, we were awarded 1st place “Best Business Class Lounge South America”, 3rd place “The Best Airlines in South America”, and 3rd place “Best Airline Staff in South America”; in the PAX INTERNATIONAL READERSHIP AWARDS, which are awards given by passengers and PAX International readers based on surveys, we were highlighted as “South America, Outstanding Food Service by a carrier”; and in the TRAVELLERS CHOICE AWARDS, the only travel industry award based on million of reviews from travelers in terms of service, quality and customer satisfaction, we were awarded “Five Stars Business Class Services in South America”.

Branding

We are committed to the future of South America and to connecting it to the world. Our brand allows us to offer a better, more consistent service throughout our network, which in turn strengthens our position in the region.

We believe that building our brand begins from the inside out with, employees who are genuinely committed not just to taking responsibility for our customers, but also for our region and the planet; for this reason, we launched out internal campaign “We Are LATAM” under the promise “Together, further”.

For all of us at LATAM, our values define who we are as a company and how we want to relate to our customers in a long-term relationship: these values are Care, Efficiency, and Safety. Under these pillars, and jointly with LATAM products and services, we focus on our customers, providing them exclusive benefits, relevant information and priority. Also, based on our Care foundation, we are also planning improvements to our digital audio and voice branding focused on our special clients (high-value customers), who are frequent and premium flyers.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 55% of total passengers in 2018 (including award passengers). These direct channels support sales and service, both before and after the flight.

Our city ticket offices include additional services in order to complement the experience of our customers. Our contact centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

We are committed to constantly improving the way we offer our products via our distribution channels, including the adoption of new technology. The Company will continue to improve its e-Business platforms to support expected future growth and simplify our customers’ purchasing experience.

Our digital strategy includes mobile applications that provide trip information to our passengers. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and serve as a new direct sales channel.

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for a 45% of total passengers in 2018.

Frequent Flyer Programs

Our frequent flyer programs are a key element of our marketing and loyalty strategy. These programs reward customer loyalty, and, as a result, generate incremental revenue and customer retention.

In 2016, we announced our revamped frequent flyer programs named LATAM Pass and LATAM Fidelidade. This change is part of the process of consolidating our brand identity (LATAM) and the evolution of the programs, which enhanced existing benefits and introduced new benefits for program members.

During 2017 LATAM Pass and LATAM Fidelidade improved the way members earn points and kilometers from the prior system (based on the distance flown) to a new method based on the price paid for the ticket. In addition, during 2017, LATAM Pass announced the change of the currency of the program from kilometers to miles, effective January 3, 2018, in line with industry standards

As of December 31, 2018, LATAM Pass and LATAM Fidelidade had 30.3 million members, representing an increase of 2.0% compared to 2017. Members of LATAM’s loyalty programs receive benefits and increased points for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass and LATAM Fidelidade programs. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass and LATAM Fidelidade members are classified in four elite levels: Gold, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in, as well as determining reciprocal benefits on oneworld airlines.

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

In 2018, 79.1 billion Multiplus points were redeemed, 85% of them for airline ticket redemption. As of the end of 2018, Multiplus had more than 288 partners and approximately 22.2 million participants that could earn Multiplus points directly (through LATAM Fidelidade, co-branded cards, apps, retail partners, etc.) and indirectly (by transferring points from a partner program), reaching 21.4 billion points accrued during 2018.

On December 10, 2009, Multiplus entered into an Operating Agreement with LATAM Airlines Brazil, effective as of January 1, 2010, which established the terms and conditions governing the relationship with TLA (the “Operating Agreement”). Under the Operating Agreement, Multiplus became responsible for, among other tasks, processing information on accumulating and redeeming points under the LATAM Airlines Brazil Loyalty Program, and delivering awards to the members of said program, in accordance with the rules of the TAM Loyalty Program and the Multiplus network. The Operating Agreement is valid for 15 years from it’s effective date and LATAM Airlines Brasil has announced that it will not be renewed.

Multiplus S.A. maintains a leadership position in the consumer loyalty sector. On January 11, 2018, Multiplus S.A launched the new Multiplus Club, the product has three categories of 1,000, 5,000 and 10,000 and subscribers will have access to a platform with exclusive benefits that are unprecedented in the market. Among the differentiating aspects are extra points accumulated with Multiplus that last indefinitely. For those who like to fly or travel frequently, Club 5000 and Club 10,000 will also offer the benefits of the LATAM Fidelidade Gold category, such as one free checked baggage for domestic flights and preferential check-in, among others.

On May 9, 2018, Multiplus S.A was granted the right to act exclusively as a coalition network in the following countries and regions: Brazil, Paraguay, Mexico, the United States of America, Canada and countries of the European continent, including Turkey and Russia. LATAM, through its coalition network LATAM Pass, will have the right to operate exclusively in the following countries and regions: Chile, Argentina, Peru, Ecuador, Colombia, Venezuela, Uruguay, Bolivia, Central American countries and in the other countries and regions not included within Multiplus’ exclusive operational area. Since May 11, 2018, Multiplus has unrestricted access to flights offered by airlines that are, or will be, part of the LATAM group.

On May 11, 2018 Multiplus signed a contract with Datalex, the market leader in digital commerce solutions for the travel industry, to build a new digital platform that will concentrate all of the travel cycle offerings. In this way, participants can organize the next trip in one place, from air tickets to accommodation and car rental. This new marketplace aims to unify and simplify the participants experience, concentrating all the offers of the travel cycle, from air tickets to accomodation and car rental.

As part of Multiplus’ strategy of delivering the best experience to its 22.2 million members, Multiplus introduced a new innovation in the loyalty industry by launching a Members’ Council whose main objective is to further reinforce the perception of Multiplus as a company that is focused on delivering the best experience to all members.

In June, LATAM launched the new Las Vegas route from Brazil, which operated in high season, and Multiplus participated in the launch with point promotions and marketing initiatives for the inaugural flight. This underlines the fact that the synergy and partnership between the companies have evolved over the years, always with the aim of stimulating and developing the business of both companies. Starting in 2018, members of Multiplus have been able to use their points to visit Rome, Boston and Lisbon on new LATAM direct routes.

Multiplus became a publicly traded company in Brazil following its initial public offering in February 2010, and TAM S.A continued to own 72.74% of the ordinary shares of Multiplus. On September 5, 2018 LATAM Airlines Group announced that (i) LATAM Airlines Brazil did not intend to extend or renew the operational agreement entered into with Multiplus S.A. after December 31, 2024, and (ii) LATAM Airlines Brazil intended to launch a tender offer to acquire all of the outstanding shares of Multiplus S.A. that LATAM’s affiliates do not currently own, and to subsequently delist Multiplus S.A. from the B3 Novo Mercado and cancel its registration. On March 1, 2019 LATAM Airlines Brazil launched the tender offer of Multiplus, and on April 1, 2019, it completed the tender offer process for the common shares of Multiplus S.A. that it did not own. Following the tender offer, LATAM Airlines Brazil acquired 24.5% of Multiplus’ common shares, reaching 97.2% ownership interest in Multiplus’ capital stock, and, as a result, LATAM Airlines Brazil will de-list Multiplus from the B3 Novo Mercado and cancel its registration. Shareholders who did not trade their shares during the tender offer wishing to sell its free float common shares to LATAM Airlines Brazil will still able to do so during the period of three months following the tender offer, which is, from April 2, 2019 to July 2, 2019. The company intends to purchase the remaining minority interest to achieve 100% ownership of Multiplus. The frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of Multiplus and its full integration into LATAM’s network will, together with LATAM Pass, create what LATAM estimates will be the fourth largest frequent flyer and loyalty program in the world (measured by member base), and will cement the LATAM Group’s relationship with 22.2 million members at Multiplus. Multiplus members’ points and redemption benefits will remain intact, and Multiplus's commercial partners will benefit from enhanced customer acquisition, retention and share of wallet. LATAM Airline Brazil’s decision is consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines, including LATAM’s oneworld partners.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo business generally operates on the same route network used by the passenger airline business. It includes approximately 150 destinations; of which around 143 are served by passenger and/or freighter aircraft and 7 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2018	2017	2016

ATKs (millions)	6,497.6	6,230.3	6,704.1
RTKs (millions)	3,582.5	3,421.3	3,465.9
Weight of cargo carried (thousands of tons)	920.6	895.9	944.3
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	33.1	32.7	32.0
Total cargo load factor (%)	55.1%	54.9%	51.7%

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

2) Dedicated freighter fleet. As of December 31, 2018, our dedicated freighter fleet under operation consisted of nine Boeing 767-300 freighters, each with a capacity for 58 structural tons of freight each. As of December 31, 2018, an additional Boeing 767-300F was subleased to MasAir S.A. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into our passenger routes, and second, to provide our customers flexibility in scheduling and destinations. With these two objectives in mind, we are complementing and enhancing our network. In Latin America, the principal origins of our cargo are Chile, Colombia, Peru, Ecuador, Brazil and Argentina, which represent a large part of our northbound traffic. This demand is mainly concentrated on a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru, and exports of fresh flowers from Ecuador and Colombia.

For the southbound flights, Brazil is the main import market. Southbound demand is mainly concentrated on a small number of product categories including high-tech equipment, electronics, auto parts and pharmaceuticals.

Our largest domestic cargo operations are in Brazil, where LATAM Cargo Brasil remains the market leader, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

The United States accounts for the majority of cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, the United States is also the main supplier of goods transported by air to Latin American countries. We have thus headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also transport cargo to and from ten destinations in Europe: London, Madrid, Milan, Paris, Barcelona, Frankfurt, Rome, Lisbon, Amsterdam and Brussels. The first eight destinations are served via passenger aircraft, and we serve Amsterdam and Brussels through freighter operations.

During 2018, cargo traffic increased 4.7%, mainly due to an increase of 4.3% in cargo capacity partially as a result of the seven new destinations launched during the year, which led to an improvement of 0.2 percentile points in cargo load factors to 55.1%. Cargo yields improved 1.2% during 2018, mainly due to an improvement in imports from North America and Europe to Brazil driven by major imports of electronics and spare parts.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. Despite this, we have been able to maintain solid market shares through efficient utilization of our fleet and network. Today, on Latin America-United States routes, our main competitors are Atlas Air, Avianca Cargo and American Airlines. On the Latin America-Europe routes, our main competitors are Cargolux, Lufthansa Cargo, Air France, IAG Cargo and Qatar Airways.

Divestiture of Aerotransportes Mas de Carga, S.A. de C.V. (November 30th 2018)

On November 30, 2018, LATAM Airlines Group sold it’s direct and indirect stakes in Mexican cargo airline MasAir S.A. At the time, MasAir operated one Boeing 767-300F subleased from the Company. MasAir continues leasing this aircraft under an operating sublease. As a result of this sale MasAir will no longer consolidate with LATAM. This divestiture is not considered material for LATAM.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2018, we operated a fleet of 312 aircraft, comprised of 303 passenger aircraft and 9 cargo aircraft. Along with that, we subleased 8 aircraft, comprised of 7 passenger aircraft and 1 cargo aircraft to third parties.

Number of aircraft in operation
	Total	On-Balance(1)	Off-Balance	Average term of lease remaining (years)	Average age (years)

Passenger aircraft(2)
Airbus A320-Family Aircraft
Airbus A319-100	46	37	9	3.6	11,1
Airbus A320-200 (3)	131	97	34	2.6	10.4
Airbus A321-200	49	30	19	7.5	4.6
Airbus A320-neo	4	1	3	9.8	1.6
Airbus A350-Family Aircraft
Airbus A350-900 (4)	9	5	4	10.7	2.0
Boeing Aircraft
Boeing 767-300ER	35	33	2	1.8	10.2
Boeing 787-8	10	6	4	7.2	5.1
Boeing 787-9	14	4	10	9.1	3.0
Boeing 777-200ER (5)	2	0	2	0,5	17,1
Boeing 777-300ER	10	4	6	7.1	7.7

Total passenger aircraft	310	217	93	5.4	8.6
Cargo aircraft
Boeing 767-300 Freighter (6)	10	9	1	3.0	15.5
Total cargo aircraft	10	9	1	3.0	15.5
Total fleet	320	226	94	5.4	8.9

(1) Aircraft included within property, plant and equipment.

(2) All passenger aircraft bellies are available for cargo.

(3) Five A320-200 aircraft leased to a third party.

(4) Two A350-900 aircraft leased to a third party.

(5) Two short-term leases with Boeing Capital.

(6) One B767-300F aircraft leased to a third party.

We operate various different aircraft types that are best suited for our different services, which include short-haul domestic and intracontinental trips as well as long-haul intracontinental flights. We have selected our aircraft based on their ability to effectively and efficiently serve these missions while trying to minimize the number of aircraft families we operate.

For short-haul domestic and continental flights, we operate Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to operating leases or has been acquired directly from Airbus pursuant to various purchase agreements since 1999. In 2018, we redelivered one A320 aircraft under an operating lease, and received two A321 aircraft under operating leases.

For long-haul passengers we operate Boeing 767-300ER, Boeing 787-8 and 787-9, Boeing 777-200ER and 777-300ER, and the Airbus A350-900 aircraft.

For cargo flights, we operate Boeing 767-300F aircraft. In 2018, we received our first B767-300F aircraft conversion.

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	2018	2017	2016
Passenger aircraft
Boeing 767-300ER	10.2	9.4	10.0
Boeing 787-8/9	9.3	11.2	11.0
Airbus A320-Family	9.7	9.2	8.9
Boeing 777-300ER	11.0	11.6	11.7
Airbus A330-200	-	-	4.4
Airbus A350-900	8.2	9.1	8.5
Total passenger aircraft	9.7	9.5	9.0

Cargo aircraft
Boeing 767-300 Freighter	11.9	11.5	12.0
Boeing 777-200 Freighter (1)	7.7	12.6	13.6
Total cargo aircraft	11.8	11.7	12.5

Total passenger and cargo	9.8	9.6	9.1

(1) Aircraft sold in April 2018.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure operating leases. As of December 31, 2018, LATAM had a total fleet of 320 aircraft, of which eight were subleased to third parties resulting in 312 aircraft in operation. Of the aircraft in operation, 160 are operated by LATAM Airlines, 143 aircraft are operated by LATAM Airlines Brazil and 9 are operated by LATAM Airlines Cargo.

As of December 31, 2018, LATAM’s operating fleet was comprised of 158 financial leases, 12 tax leases, 86 operating leases, 43 aircraft as loan guarantees and 13 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 35 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 79 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s operating lease maturities initially range from three to twelve years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 54.15% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet FX exposure to the Brazilian real, as part of the integration plan following the combination with TAM, we have sought to transfer the majority of the LATAM Airlines Brazil aircraft under financial leases to the LATAM level. As of December 31, 2018, we have transferred 51 aircraft to LATAM. This program has helped reduce the exposure to approximately US$388 million equivalent. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

Maintenance

LATAM Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers. More than 4,000 LATAM Maintenance professionals ensure our fleet operates safely and in compliance with all local and international regulations. We strive to provide the best experience to our passengers through the highest standards of safety, on-time performance and cabin image and functionality.

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

LATAM Line Maintenance

The Line Maintenance Network serves over 160 locations and carried out over 2.1 million man hours of preventive and corrective maintenance tasks on the LATAM fleet during 2018. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Frankfurt, (where we are served by Lufthansa Technik), Milan (served by Air France-KLM), and Johannesburg (served by South African Airways), among others.

LATAM Maintenance continues to innovate through LEAN methodology, to achieve increased productivity and higher levels of reliability. In the recent years, we implemented our mobile strategy, offering sustainable and scalable planning, productive and operational processes. We have deployed more than 700 tablets in order to:

1)	Provide fast and simplified access to technical documents through a native app called Content Management System (CMS Mobile);

2)	Provide access to our Maintenance System called Maintenix and in-house coordination apps;

3)	Improve our internal communication through message and video call apps; and

4)	Allow use of in-house developments systems like MaintCraft (allocates man hours’ resources and Gantt charts to each specific maintenance tasks) and MaintControl (manages the execution of the planned tasks of MaintCraft through a friendly interface, showing all the tasks that each technician has to perform throughout the shift). MaintControl also serves as a platform where the maintenance leaders can monitor their team’s progress and solve problems as they arise.

MaintCraft and MaintControl are currently being developed in a partnership with a world class leader in maintenance software development, IFS MXI. Through this joint venture, IFS MXI is releasing to other airlines and operators, all these applications using a SAAS strategy.

LATAM Line Maintenance Network has hangar facilities in Santiago, São Carlos, São Paulo (CGH and GRU), Lima, Miami, Buenos Aires (AEP) and Brasilia, among others. These multiple locations improve the flexibility of the Network by allowing the execution of tasks that previously might be restricted because of adverse weather conditions and environmental authority restrictions.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as DGAC Chile, ANAC Brazil, the Federal Aviation Administration in the United States (“FAA”), the International Air Transport Association Operational Safety Audit (“IOSA”) (by the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to perform maintenance for the aircraft types registered in the certificating jurisdictions. Our repair stations hold FAA Part-145 certifications under these approvals.

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, we seek to improve our technicians’ skills through extensive training programs at our LATAM Technical Training Centers in Chile and Brasil, and through specific training programs designed and conducted by our partnerships.

LATAM MRO

Our two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 72% of all heavy maintenance services that LATAM demands. The services not executed internally are contracted to our extensive network of MRO partners around the globe. Both of our MRO facilities are FAA Part-145 certified repair stations. We occasionally perform certain heavy maintenance and component services for other airlines or OEMs. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries.

In MRO São Carlos (LATAM Airlines Brazil MRO), we are prepared to service up to eight aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 22 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”) , among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing 767. MRO Santiago has 10 shops prepared to support hangar activities such as cabin shops, galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including the installation of IFE (in-flight entertainment) equipment, as well as to install blended winglets on the Boeing 767 fleet.

During 2018, LATAM MRO effectively executed 1.13 million man-hours in more than 388 services, including C checks (158) and Special Checks (230) for the LATAM fleet.

LATAM Safety and Security

The safety of our passengers and employees is LATAM’s highest priority. It is for this reason that we have put significant effort into standardizing our operational indicators regarding safety, audits and emergency response.

This standarization is achieved through our Safety, Security and Emergency Management Departments, which function on the basis of uniform policies and procedures throughout the whole company, ranging from our corporate headquartes in Santiago, Chile to every affiliated location within LATAM Airlines Group. As a result of this unification, we can ensure the highest levels of safety and security throughout our operations.

Organizational Structure of LATAM Safety and Security Vicepresidency

Safety Management

This Department ensures that providing safe and reliable air service remains the company’s highest priority. Given the complexity of our operations, as well as the multicultural challenges of our organization, LATAM has decided to concentrate its safety management activities under the umbrella of a single corporate structure that is responsible for the implementation and oversight of unified policies and procedures throughout the company. The core foundation of this department lies within its robust Safety Management System (SMS), which is built upon four main components (policies and objectives, risk management, safety assurance, and safety promotion). These components give the SMS a proper structure and provide all the necessary tools for Safety Management to oversee the safety of our operations. For example, through Flight Data Monitoring (FDM), also known as Flight Operations Quality Assurance (FOQA), we are able to capture, analyze and even visualize the data recorded during revenue flights and compare it with standard operating procedures. In parallel, our Line Operations Monitoring Program (LOMP) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we are able to improve overall safety, increase maintenance effectiveness, and reduce operational costs.

The company’s SMS is publicly documented and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy. In doing so, not only can we assure strict compliance, but more importantly, we are able to rely on each of our employees’ most sincere commitment towards safety. IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third party companies and contractors that intervene with the operational safety of LATAM.

Emergency Response Management

This Department is responsible for managing the company’s Emergency Response Plan (ERP). It has been designed to provide an effective response to various emergency scenarios, such as aircraft accidents, natural disasters, union strikes and pandemics. By doing so, we are able to mitigate the impact that these contingencies have on our passengers and their relatives, in addition to ensuring the continuation of our operations. The structure of the ERP includes (but is not limited to) Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a dedicated “Go Team” that can be activated and address any given emergency situation.

Security Management

The Security Management Department is responsible for the security of all of LATAM’s passengers, employees, aircraft, equipment and facilities. This department secures the company’s infrastructure while protecting people against any threat or unlawful action.

Corporate Security policies and a Security Management System (“SeMS”) have been implemented to detect any vulnerabilities in our security operations and to prevent unlawful acts. Through the use of audits, inspections and risk analysis, we are able to establish different security protocols required in our international and domestic operations. The results of the SeMS are evaluated, analyzed and assigned a risk level (high, medium or low) by qualified Corporate Security Managers, who are in turn responsible for establishing security protocols. In addition, Corporate Security Management oversees all of the security processes and procedures through annual audits.

In addition to protecting the organization against any threat or unlawful action, LATAM is committed to the general health and safety of all of its employees. Accordingly, Security Management has created a dedicated Health, Safety and Environment (HSE) Team to ensure a safe work environment, and educated against common dangers and risks associated with everyday activities, and retains a genuine concern for everyone’s wellbeing.

Last but not least, every LATAM affiliate is responsible for complying with the Security Program approved by the relevant local authority. These Security Programs provide clear definitions of the security functions required for every operation.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2016, mainly due to the significant drop in the international price of crude oil, LATAM saw a drop in its jet fuel costs. In 2017, crude oil prices increased resulting in higher fuel costs for LATAM. In 2018, fuel prices continued to increase and resulted in even higher jet fuel costs. In 2018, total fuel costs represented 30.9% of our total operating expenses. Our average into-wing price for 2018 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$2.49 per gallon, representing an increase of 24.7% from the 2017 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	Year ended December 31, (1)
	2018	2017	2016
Fuel consumption (thousands of gallons)	1,205,188.8	1,156,062.3	1,185,508.8
ASK (millions)	143,264.7	136,398.4	134,967.7
Fuel gallons consumed per 1,000 ASK	8.41	8.48	8,78
Total fuel costs (US$ thousands)	2,983,028	2,318,816	2,056,643
Cost per gallon (US$)	2.49	2.00	1.70
Total fuel costs as a percentage of total operating expenses	30.9%	24.5%	23.0%

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2018 compared to year ended December 31, 2017.” Total fuel costs (US$ thousands) include Hedging gains/losses.

In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates are in a weekly, bi-weekly and monthly basis. Brazil, our largest market, bases its price on a refinery posting updated every month, which is set in Brazilian real per liter, plus fees and taxes. Refinery prices in Brazil have stabilized recently creating a more competitive market for the region.

Our fuel supply agreements vary by airport and are distributed among 30 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (39%), Chile (16%), the United States (10%) and Peru (12%). During 2018, we re-negotiated our fuel supply contracts in Chile, Argentina, major European, and certain Australian airports. We also extended our current contracts in Peru, Brazil and the United States strengthening our relationship with global fuel suppliers that improved our commercial conditions and extended our credit terms, and achieved conditions that improved LATAM´s cash flow significantly.

In Chile and Peru, we use a fuel import model in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in Sao Paulo and move from there to Guarulhos, Sao Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so.

As part of a comprehensive energy efficiency initiative, LATAM Airlines Group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

•

Investments in more modern and efficient aircraft, such as the Boeing 787, the Airbus A350 and the Airbus A320neo. Investment has been carried out to perform retrofits to the whole Airbus A320 fleet, allowing more efficient standard operational procedures.

•	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services),

•	As of 2019, LATAM Pilot Tools, an in-house developed mobile app was deployed. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other effiency and safety indicators. This app is groundbreaking as it is the first time a direct communication channel has been created between the flight crews and the Company’s Safety Efficiency operations.

•

Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.

•	Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

•	Improvements of the flight plan, management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans.

As a direct result of this program, LATAM Airlines Group has been recognized since 2014 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency. The magnitude of this program has allowed the Company to reduce their operational costs along with the improvement of environmental performance, and to enhance environmental awareness both within the Company and externally.

Ground Facilities and Services

Our main operations are based at the Guarulhos Airport in São Paulo, Brazil. We also operate significant ground facilities and services at LATAM Airlines Brazil’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2018, LATAM Airlines Brazil inaugurated a Maintenance Hangar in Guarulhos with an approximate area of 65,080m².

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

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, duty-free in-flight sales, maintenance services for third parties, handling, storage and customs services, handling and activities and revenues of Multiplus and the sale of certain LATAM Pass miles to third parties. In 2018, LATAM generated other revenues of US$472.8 million from these activities.

Insurance

We maintain aviation insurance policies as required by law, relevant regulations and aircraft financing and leasing agreements for aircraft that LATAM and its affiliates own, operate or are responsible for. These policies provide all risk coverage for aircraft hulls (including war risks and spares) and third-party legal liability for passengers, cargo, baggage and injuries to third parties. These policies are in force through April 1, 2019 and are renewed annually in concert with IAG Group (British Airways, Iberia and their affiliates and franchises), which allows us to obtain better premiums and improved coverage at the best level of the aviation industry.

We also maintain insurance to cover the risk of theft, fire, flood, electrical damage and similar events for equipment and buildings we own or we are responsible for. Similarly, we maintain vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or we are responsible for.

Information Technology

Information and Digital Technologies

2018 was a year of important achievements, changes and challenges in Information and Digital Technologies. During this year we executed a series of initiatives focused on simplifying the way we work, improving processes, tools, organization and technological platforms.

In the areas of processes and tools, we completed the implementation of a new project management system, which will help us to increase prioritization visibility and improve project management. These changes came together with a strong change management effort and training, which have allowed us to continue improving our delivery throughput.

In 2018, our organizational structure was revised, achieving more agile and leaner structures. This simplification was made adjusting the area’s structure into four organizational layers, through the redistribution and reduction of approximately 40% of our personnel.

In technology platforms, we also made a strong effort towards simplification. Our focus is to develop an improved system landscape. Likewise, we push to create better visibility of our technological roadmaps in order to help focus on simple and automatic processes.

All these internal improvements have enabled a closer and more collaborative relation with business areas.

LATAM PSS Migration

In 2018, we completed the migration of LATAM’s Passenger Service System (PSS) migrating Brasil based operations from Amadeus to Sabre. This was a critical milestone in our system integration since the PSS manages reservations, seats & flights availability and sales, alongside a series of integrated systems.

This migration required a significant effort in terms of processes and systems in LATAM’s daily operation and direct customer interaction. Large amounts of data and systems migration were executed successfully with minimal impacts to operations and customer experience.

Cybersecurity

The Company has an Information Security Office with dedicated staff and strategic partners specialized in all areas of CyberSecurity, which includes organized units focused on potential cyber attacks.

As part of its mandate, the Information Security Office handles regular processes such as Governance, Risk and Compliance (GRC), Corporate Awareness Plan, Security Architecture and Project Management, Fraud and Detection processes, Identity Management, Endpoint Protection, Data Security, Perimetral Security, Intelligence, as well as a Security Operations Center that includes a CSIRT (Computer Security Incident Response Team).

Our Information Security Office also maintains continuous IT Vulnerability Management and a full scan process which identifies and mitigates threats that may be presented. Also, one Cybersecurity team often executes Ethical Hacking Tests (EHT) in a many systems within the company and performs forensics analysis and investigations. The Company employs a Web Application Firewall (WAF) to defend against emerging threats in the external network. We also have alarms and reports, which monitor potential violations of our security policies.

Other projects

Other key initiatives worth mentioning are those related to LATAM’s new business model with branded fares which were successfully implemented in our different geographies. We continue to work to increase our digital channel conversion rate, implementing our cloud strategy, building advanced analytics capabilities and optimizing our operations and cargo systems among others.

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

Airfare Pricing Policy

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

Airfare Pricing Policy

Argentine airlines are permitted to establish their own international fares without government regulation, as long as they do not abuse any dominant market position they may enjoy. In the case of domestic flights, government-fixed maximum prices were in place until February 3, 2016, when the government eliminated the controls that limited maximum prices. However, there remain government-fixed minimum prices for one-way tickets, and also for tickets sold within 30 days before the flight. Prices for roundtrip tickets sold 30 days or more before the flight were de-regulated on July 31, 2018.

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

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines, in order to obtain the operational permit, the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes; whose concession is subject to the bilateral instruments entered into by Colombia. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

In the same line, as of April 1, 2012, there is no longer any restriction on maximum fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil authority the fares and conditions the day after being published.

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

As a condition to the combination between LAN and TAM in June 2012, the antitrust authorities in Chile and in Brazil each imposed certain mitigation measures as part of their approval of the combination. Furthermore, the association was submitted to the antitrust authorities in Germany, Italy and Spain. All these jurisdictions granted unconditional clearances for this transaction. The association was filed with the Argentinean antitrust authorities; which approval is still pending. For more information regarding these mitigation measures please see below:

Chile

On September 21, 2011, the TDLC issued a decision (the “Decision”) with respect to the consultation procedure initiated on January 28, 2011 in connection with the proposed combination between LAN and TAM. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

1.	exchange of certain slots in the Guarulhos Airport at Sao Paulo, Brazil;

2.	extension of the frequent flyer program to airlines operating or willing to operate the Santiago-Sao Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the combination;

3.	execution of interline agreements with airlines operating the Santiago-Sao Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;

4.	certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;

5.	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;

6.	the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the combination becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;

7.	certain restrictions on code-sharing agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or Gol for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;

8.	the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Peru and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LATAM;

9.	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;

10.	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;

11.	certain restrictions regarding incentives to travel agencies;

12.	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;

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

On October 31, 2018, the TDLC approved the joint business agreements between LATAM and American Airlines, and between LATAM and IAG, subject to nine mitigation measures, as generally described below:

1.	The formula for revenue sharing between LATAM and American Airlines, and between LATAM and IAG, should be based on the aggregation into a pool of all of the revenues generated on the trunk flights for the routes included in the respective JBAs.

2.	Commitment to a minimum capacity of passengers on direct flights from Santiago to Miami and Santiago to Madrid.

3.	Commitment to increase the passenger capacity on flights to Europe and the United States/Canada.

4.	The Parties cannot charge for their indirect flights prices that are less than those that they charge for the direct flights, when the latter are used as a supply for the former.

5.	The Parties should enter into a frequent passenger agreement with the airlines that request this and that begin to operate the Santiago - Miami and Santiago - Madrid routes, nonstop, provided that they do not belong to the Oneworld, SkyTeam, and Star Alliance alliances, and are not related to any of the parties to the agreements or their corporate groups.

6.	The Parties should enter into an agreement that enables the combination of fares with requesting airlines that start to operate the Santiago - Miami and Santiago - Madrid routes, nonstop.

7.	The Parties should enter into a special prorating agreement with requesting airlines that begin to operate the Santiago-Miami and Santiago-Madrid routes, for the behind or beyond legs that are not covered by the requesting airline.

8.	To hire a Consultant that will monitor compliance with the mitigation measures imposed in this resolution.

9.	The Consulted JBAs are approved for a term of five years commencing from the time whenethis resolution is made final or enforceable.

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

C. ORGANIZATIONAL STRUCTURE

Our corporate structure as of April 5, 2019 is as follows:

The LATAM Group is composed of eight main airlines: LATAM Airlines Group S.A., incorporated in Chile; Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LATAM Airlines Peru S.A. (f/k/a LAN Peru S.A., “LATAM Airlines Peru”), a Peruvian subsidiary, Aerolane, Líneas Aéreas Nacionales del Ecuador S.A. (“LATAM Airlines Ecuador”), and Ecuadorian subsidiary, LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Regional, Aires S.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; and LAN Cargo S.A. (“LATAM Cargo”).

As of March 8, 2019 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 70% stake in LAN Peru through direct and indirect interests, a 55.00% stake of the voting shares of LAN Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LAN Ecuador, a 99.87% indirect stake in LAN Argentina, a 99.19% indirect stake in LAN Colombia and a 100.00% stake of the non-voting shares of TAM, and 51.04% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permit foreign persons to own up to 100% of the voting capital of Brazilian airlines, on February, 2019, we increased our ownership of the voting shares of Holdco I S.A. to 51.04%.

Cargo operations are carried out by the affiliates under the brand LATAM Cargo. Our cargo operations are complemented by the operations of certain related companies, such ABSA and TAM Cargo in Brazil and LANCO in Colombia. As of March 8, 2019, we held 100% of the non-voting shares and 20% of the voting shares of ABSA and a 90% stake in LANCO through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of ABSA. In the cargo business, we market ourselves internationally primarily under the LATAM Cargo brand.

D. PROPERTY, PLANT AND EQUIPMENT

Chile

Headquarters

Our main facilities are located on approximately five acres of land that we own near the Comodoro Arturo Merino Benítez International Airport. The complex includes approximately 45,932 m2 of office space, 9,843 m2 of conference space and training facilities, 2,953 m2 of dining facilities and mock-up cabins used for crew instruction.

In addition, we occupy 32897 m2 for our executive offices in a central location of Santiago, Chile. This space includes five floors owned by LATAM in one building and four leased floors in adjacent buildings. We also occupy 15,057 m2, in twelve floors (of which LATAM owns ten floors) in downtown in Santiago, Chile.

Finally, we recently acquired a 55,899 m2 property, on which we plan to start constructing our new main headquarters next year.

Maintenance Base

Our 267,388 m2 maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 170,603 m2 aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 16,404 m2 office building plus a 3,084 m2 office and workshop space. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 37,795 m2 of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. The lease has a duration of 30 days and is renewed monthly.

Other Facilities

We own sixteen acres of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators (which are not property of LATAM) for Boeing 767, Airbus A320 and Boeing 737 aircraft.

Fast Air Almacenes de Carga S.A., one of our affiliates that operates import customs warehouses, utilizes a 5,600 m² warehouse located at Comodoro Arturo Merino Benítez International Airport.

Brazil

Headquarters

LATAM Airlines Brazil’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, LATAM Airlines Brazil leases office facilities in converted hangars belonging to INFRAERO (the Local Airport Administrator). These facilities comprise an area of approximately 38,807 m².

The LATAM Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport. This property, which LATAM Airlines Brazil owns, is used for human resources selection, medical services, training, mock-ups and offices- The Service Academy comprises 15,342 m² of land area and 9,032 m² of building area.

We also lease office space for corporate purposes in the city of São Paulo, where we operate 1,500 workstations distributed in 11 floors. From November 2018 we returned 2 floors, reducing the number of floors from 11 to 9 and the number of stations from 1,500 to 1,225.

Maintenance Base

At Hangars II and V in Congonhas Airport, which LATAM Airlines Brazil leases from INFRAERO, LATAM Airlines Brazil has 21,727 m² of offices and hangars with about 1,300 workstations. This site also houses the aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.

Headquarters of the Presidency

The Headquarters of the Presidency are located at Rua Verbo Divino 2001 Floor 17th, Chácara Santo Antonio, São Paulo.

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

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2018, including:

1.	Maintenance Hangar Opening (Guarulhos): 65,080m²
2.	Ground Handling area reduction due to third party outsourcing in Guarulhos: reduction of 2,478m²
3.	Cargo Terminal Parking Area optimization: reduction of 1,374m²
4.	Cargo Terminal optimization in Viracopos: reduction of 620m²

Other locations

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. For the year ended 2018, we paid US$ 9.6 million in rent under the foregoing leases.

In February 2014, the Company entered into a lease agreement with Miami- Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual land cost of US$166,969.

Under the lease, we retained the right to construct a hangar facility on the leased premises. The Company completed construction in November 2015 and the hangar has been operational since June 2016. The property has a 15,479 m² aircraft maintenance space, sufficient to house a Boeing B777 aircraft, in addition to a 9,888 m² area designated for office space. Total investment in this hangar in construction and related expenditures by LATAM was US$16.5 million.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2018, 84.0% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 11.4% came from our cargo business. The remaining 4.6% was classified as other operating income, which consists primarily of revenues generated from our coalition and loyalty program Multiplus, tour operator services, aircraft leasing, customs and warehousing services, third-party maintenance, duty free sales and other miscellaneous income.

Our operating environment in 2018 was marked by volatility in the region mainly resulting from political instability prior to the recent presidential election in Brazil and the economic decline in Argentina. In addition, LATAM faced high volatility and an increase in fuel prices and operational disruptions generated by strikes in Chile and Brazil.

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

Passenger demand during 2018 showed some recovery as compared to the previous year, mainly as a result of the improvement in the economic environment and higher GDP growth in certain countries such as Brazil, Chile and Colombia, despite the growth deceleration in Peru and Ecuador, the economic decline in Argentina and the increase in competition from operators to South America and within the region.

During 2018, domestic operations of our affiliate carriers based in Spanish Speaking Countries, which accounts for 17.2% of total passenger capacity, showed an increase of 4.2% in passenger traffic while capacity increased 3.5% as compared to 2017. As a result, the passenger load factor increased 0.5 percentage points to 82.0%. Despite intensifing competition in these markets, especially in Chile, Peru and Argentina, yields in the SSC domestic markets decreased only by 2.6% mainly due to the devaluation of the Argentinian Peso, and resulted in a 2.0% decrease in revenue per ASK in US dollars as compared to 2017.

In our domestic operations in Brazil, LATAM Airlines Brazil increased capacity by 3.7% in 2018, strengthening its connectivity especially at the Guarulhos hub. Passenger traffic increased by 1.8%, allowing for a decline of 1.5 percentage points in passenger load factors, which reached 81.2%. LATAM Airlines Brazil ended the year with a decrease of 5.0% in revenues per ASK in US dollars due to the devaluation of the Brazilian Real during 2018, as revenue per ASK in Brazilian Reals increased by 8.3% as compared to 2017.

In international operations, LATAM increased its passenger capacity by adding new destinations and strengthening the use of its regional hubs, mainly from Guaruhlos, consistent with the Company’s focus on network improvements. Capacity increases were mainy driven by growth in long haul routes from Brazil to new destinations in the US and in Europe, such as Rome, Lisbon, Boston and Las Vegas, and as a result, capacity in international operations increased by 6.1%. Traffic increased 3.0%, resulting in a decline of 2.5 percentage points in passenger load factors, which reached 84.3%. Revenue per ASK decreased 1.0% in US dollars, especially in the long haul routes of LATAM Airlines Brazil and driven by less international demand from Argentina, partially offset by routes from affliattes in the Spanish Speaking Countries both to United States and Europe.

Cargo Operations

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

During 2018, cargo traffic increased 4.7% while cargo capacity grew by 4.3%, which led to an improvement of 0.2 percentage points in cargo load factors to 55.1%. Cargo yields increased 1.2%, and as a result, revenues per ATK increased by 1.6% as compared to the previous year. Both imports and exports showed recovery, especially during the first half of the year. However, in the second half of the year, as a result of the devaluation of the Brazilian and Argentinian currencies, imports towards the region declined. The Company continued its rational and disciplined approach toward freighter capacity deployment, while focused on maximizing the belly utilization of the passenger fleet.

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

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2018, average Jet fuel prices increased 29.7%, principally due to the decision by OPEC to cut oil supply, the sanctions imposed on Iran by the US (affecting the country’s production), and geopolitical factors in oil exporter countries such as Lybia, Iraq, Nigeria and Venezuela. LATAM Airlines Group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

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

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2018 compared to year ended December 31, 2017.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2018, and December 31, 2017. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2018	2017	2018	2017
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2018/2017 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	8,709.0	8,494.5	88.0%	88.4%	2.5%
Cargo	1,186.5	1,119.4	12.0%	11.6%	6.0%
Total operating revenues	9,895.5	9,613.9	100.0%	100.0%	2.9%
Cost of sales	(7,962.8)	(7,441.8)	(80.5)%	(77.4)%	7.0%
Gross margin	1,932.7	2,172.1	19.5%	22.6%	(11.0)%
Other operating income	472.8	549.9	4.8%	5.7%	(14.0)%
Distribution costs	(619.2)	(699.6)	(6.3)%	(7.3)%	(11.5)%
Administrative expenses	(721.4)	(938.9)	(7.3)%	(9.8)%	(23.2)%
Other operating expenses	(359.8)	(368.9)	(3.6)%	(3.8)%	(2.5)%
Financial income	53.3	78.7	0.5%	0.8%	(32.3)%
Financial costs	(356.3)	(393.3)	(3.6)%	(4.1)%	(9.4)%
Share of profit of investments accounted for using the equity method	0.0	0.0	0.0%	0.0%	0.0%
Foreign exchange gains/(losses)	(157.7)	(18.7)	(1.6)%	(0.2)%	743.3%
Result of indexation units	(0.9)	0.7	(0.0)%	0.0%	n.a
Other gains/(losses)	53.5	(7.8)	0.5%	(0.1)%	n.a

	Year Ended December 31,
	2018	2017	2018	2017
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2018/2017 % change
Income (loss) before income taxes	297.0	374.2	3.0%	3.9%	(20.6)%
Income (loss) tax expense	(83.8)	(173.5)	(0.8)%	(1.8)%	(51.7)%
Net income (loss) for the period	213.2	200.7	2.2%	2.1%	6.2%
Income (loss) for the period attributable to the parent company’s equity holders	181.9	155.3	1.8%	1.6%	17.1%
Income (loss) for the period attributable to non-controlling interests	31.3	45.4	0.3%	0.5%	(31.1)%
Net income (loss) for the period	213.2	200.7	2.2%	2.1%	6.2%

Earnings per share
Basic earnings per share (US$)	0.30002	0.25610	n.a	n.a.	17.1%
Diluted earnings per share (US$)	0.30002	0.25610	n.a	n.a.	17.1%

* The abbreviation “n.a.” means not available.

Net Income

Net income for the year ended December 31, 2018 equaled US$213.2 million, representing an increase of US$12.5 million from a net income of US$200.7 million in 2017. Net income attributable to the parent company’s shareholders was US$181.9 million in 2018, representing an increase of US$26.6 million compared with a net income of US$155.3 million in 2017.

Operating Revenues

Our total operating revenues increased by 2.9% to US$9,895.5 million in the year ended December 31, 2018 compared to revenues of US$9,613.9 million in 2017. The 2018 increase in operating revenues was attributable to a 2.5% increase in passenger revenues, and a 6.0% increase in cargo revenues. Passenger and cargo revenues accounted for 88.0% and 12.0% of total operating revenues in 2018, respectively.

Our consolidated passenger revenues increased by 2.5% to US$8,709.0 million in 2018 from US$8,494.5 million in 2017, as a result of a 5.0% increase in capacity, offset by a decrease of 2.4% in our unit revenues (“RASK”). The passenger RASK decline resulted from a 0.4% yield reduction, together with a load factor decline of 1.7 percentage points, which reached 83.1%. The devaluation of the Argentinean Peso and the Brazilian Real during 2018 negatively affected demand, especially in our international operations. Cargo revenues increased by 6.0%, to US$1,186.5 million in 2018 from US$1,119.4 million in 2017, driven by a 4.3% increase in cargo capacity and an increase of 1.6% in unit revenues (“RATK”). Cargo yields increased 1.2%, while load factor reached 55.1%, an improvement of 0.2 points compared to 2017. Increases in RATK reflected an improvement in market conditions in Brazil, especially during the first half of the year, while import markets from North America and Europe to Brazil weakened in the second half of 2018, pressuring yields and traffic to the region.

Cost of Sales

Cost of sales increased by 7.0% to US$7,962.8 million for the year ended December 31, 2018 (from US$7,441.8 million in 2017), mainly due to higher aircraft fuel expenses. As a percentage of total operating revenues, cost of sales increased from 77.4% in 2017 to 80.5% in 2018.

The table below presents cost of sales information for the fiscal year ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	2018	2017	2018/2017 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Revenues	9,895.5	9,613.9	100.0%	100.0%	2.9%
Cost of sales	(7,962.8)	(7,441.8)	(80.5)%	(77.4)%	7.0%
Aircraft Fuel	(2,983.0)	(2,318.8)	(30.1)%	(24.1)%	28.6%

	Year Ended December 31,
	2018	2017	2018	2017	2018/2017 % change
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues
Wages and Benefits	(1,442.5)	(1,545.6)	(14.6)%	(16.1)%	(6.7)%
Other Rental and Landing Fees	(1,217.6)	(1,172.1)	(12.3)%	(12.2)%	3.9%
Depreciation and Amortization	(981.6)	(1,001.6)	(9.9)%	(10.4)%	(2.0)%
Aircraft Rentals	(538.3)	(579.6)	(5.4)%	(6.0)%	(7.1)%
Aircraft Maintenance	(382.2)	(430.8)	(3.9)%	(4.5)%	(11.3)%
Passenger Services	(280.3)	(288.7)	(2.8)%	(3.0)%	(2.9)%
Other Costs of Sales	(137.3)	(104.6)	(1.4)%	(1.1)%	31.3%

The increase in our cost of sales was driven by higher aircraft fuel expenses, which increased by 30.1% to US$2,983.0 million in 2018 as a result of a 25.1% increase in the full year average fuel price (excluding hedging expenses and gains/losses) and a 4.2% increase in the gallons of fuel consumed. LATAM recognized a net gain of US$29.7 million in fuel hedging in 2018, compared to a fuel hedge gain of US$15.1 million in 2017. In 2018, the Company also recognized a US$18.3 million hedge gain related to foreign currency contracts, which were recognized in the fuel cost line, compared to a US$9.7 million loss in 2017.

Wages and benefits decreased by 6.7% to US$1,442.5 million in 2018 from US$1,545.6 million in 2017, explained by the 3.9% decline in the average headcount as well as the depreciation of local currencies during the year.

Other rental and landing fees increased by 3.9% to US$1,217.6 million in 2018 from U$1,172.1 million in 2017, mainly due to an increase of US$47.3 million in handling costs, as the company outsourced some of these services in the countries in which it operates.

Depreciation and amortization decreased by 2.0%, amounting to US$981.6 million in 2018, mainly due to the depreciation of the Brazilian real.

Aircraft rentals decreased by 7.1% to US$538.3 million in 2018 from US$579.6 million in 2017 as a result of the annual average reduction of four aircraft in our fleet under operating leases and a decrease in the average unit cost of fleet under operating leases.

Aircraft maintenance expenses decreased by 11.3%, from US$430.8 million in 2017 to US$382.2 million in 2018, mainly due to fewer redelivery costs, as the Company returned less aircraft during 2018.

Passenger service expenses decreased by 2.9%, to US$280.3 million in 2018 compared to US$288.7 million in 2017, due to lower catering costs related to the implementation of our buy-on-board system in domestic flights, generating savings of US$14.2 million.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) decreased by 11.0% from US$2,172.1 million in 2017 to US$1,932.7 million in 2018.

Other Consolidated Results

Other operating income decreased in 2018 by 14.0%, from US$549.9 million in 2017 to US$472.8 million in 2018, mainly due to the adoption of IFRS15, lower revenues from Multiplus driven by the devaluation of the Brazilean real, and lower revenues from aircraft subleases to third parties. Please see “Recently Issed Acounting Pronouncement” above for an explanation of the impact of the adoption of IFRS15 on our operating results.

Distribution costs decreased by 11.5% from US$699.6 million in 2017 to US$619.2 million in 2018, mainly as a result of lower commissions to agents (which decreased by 11.9%, from US$252.5 million to US$222.5 million) in the passenger businesses.

Administrative expenses decreased by 23.2% from US$938.9 million in 2017 to US$721.3 million in 2018, mainly due to a 3.9% headcount reduction and the impact of the depreciation of local currencies during the year, especially the 14.5% of the Brazilian Real and the 69.6% of the Argentinean Peso, on wages denominated in those currencies, partially offset by the annual increase in unit salaries due to inflation adjustments.

Other operating expenses decreased by 2.5% from US$368.9 million in 2017 to US$359.8 million in 2018 as a result of the Company’s ongoing efficiency initiatives.

Financial income decreased by 32.3% to US$53.3 million in the year ended December 31, 2018 compared with US$78.7 million in 2017, as a result of lower interest rates in Brazil and the depreciation of the Brazilian Real.

Financial costs decreased by 9.4% to US$356.3 million in 2018 from US$393.3 million in 2017, mainly due to a reduction in our gross debt.

Foreign exchange result decreased US$139.0 million to a net loss of US$157.7 million in 2018, mainly as a result of the devaluation of 17.2% of the Brazilian Real and 102.3% of the Argentinean Peso.

Income tax expense decreased by 51.7% to US$83.8 million for 2018, as compared to US$173.5 million in 2017. This decrease is explained mainly by reduced pre-tax results in 2018 (US$297.0 million gain) compared with 2017 (US$374.2 million gain), different income distribution by subsidiary, and by accumulated deferred tax liabilities due to the dissolution of some subsidiaries originally used for the acquisition of aircraft that were sold during the year.

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

Depreciation and amortization increased by US$41.3 million, amounting to US$1,001.6 million, which represents an increase of 4.3% due to the higher depreciation cost per aircraft due to the incorporation of larger and more expensive fleet on the balance sheet, partially offset by a four-unit reduction in the average number of aircraft compared with 2016.

Aircraft rentals increased by 1.9% to US$579.6 million in 2017 from US$569.0 million in 2016 as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s and Airbus A320 neos), partially offset by fewer aircraft in the fleet under operating leases.

Aircraft maintenance expenses increased by 17.6%, from US$366.2 million in 2016 to US$430.8 million in 2017, mainly due to redelivery costs, as the Company returned 21 aircraft during the year. Passenger service expenses increased by 0.7%, to US$288.7 million in 2017 compared to US$286.6 million in 2016, in line with the increase of 0.3% in the number of passengers transported.

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

Administrative expenses increased by 7.5% from US$873.0 million in 2016 to US$938.9 million in 2017, mainly due to the impact of the appreciation of local currencies during the year on wages denominated in those currencies, and the annual increase in unit salaries due to the inflation adjustment (which was based on 2016 inflation rates), especially in Brazil,

Other operating expenses decreased by 1.3% from US$373.7 million in 2016 to US$368.9 million in 2017 as a result of the Company’s ongoing efficiency initiatives.

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

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the Argentine's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion. For more information see Note 4(g) to our audited consolidated financial statements.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues (60% in 2018) are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses (66% in 2017) is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (71.4% as of December 31, 2018), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2018, 55.6% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$18.7 million in 2017 and net foreign exchange losses of US$157.7 million in 2018, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. These estimates principally relate to:

(a)	Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

(c)	Recoverability of deferred tax assets

(d)	Air tickets sold that will not be used.

(e)	Valuation of loyalty points and kilometers granted to loyalty program members, pending use.

(f)	Required provisions and their valuation when required

(g)	Consumer Price Index

(h)	Investment in subsidiary (TAM)

Please see Note 4 – Accounting estimates and judgments – to our audited consolidated financial statements for a full description of our critical accounting policies.

Recently Issued Accounting Pronouncements

a) Accounting pronouncements with implementation effective from January 1, 2018

		Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments
IFRS 9: Financial instruments.	Disclosure initiative	December 2009	January 1, 2018
Amendment to IFRS 9: Financial instruments.	Novation of derivatives and continuation of hedge accounting	November 2013	January 1, 2018
IFRS 15: Revenue from ordinary activities from contracts with customers (1).	Implementation	May 2014	January 1, 2018
Amendment to IFRS 15: Revenue from ordinary activities from contracts with customers.	Clarifications	April 2016	January 1, 2018
Amendment to IFRS 2: Share-based payments	Classification and measurement of share based payment transactions	June 2016	January 1, 2018
Amendment to IFRS 4: Insurance contracts.	Pendiente Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	September 2016	January 1, 2018
Amendment to IFRS 40: Investment property	Transfers of investment property	December 2016	January 1, 2018
(ii) Improvements
Improvements to International Financial Reporting Standards (2014-2016 cycle):		December 2016	January 1, 2018
IFRS 1: First-time adoption of international financial reporting standards.	Deletion of short-term exemptions for first-time adopters
IAS 28 investments in associates and joint ventures.	Measuring an associate or joint venture at fair value
(iii) Interpretations
IFRIC 22: Transactions in foreign currency and anticipated consideration	Disclosure initiative	December 2016	January 1, 2018

The Company has recognized the changes identified as a result of the adoption of IFRS 9 and IFRS 15, recognizing the cumulative effect of the initial application of these standards as an adjustment to the opening balance of retained earnings as of January 1, 2018, therefore, the Financial statements as of December 31, 2017 have not been modified.

The impacts of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from ordinary contracts with customers are as follows:

Consolidated statement of financial position (extract)

		As of	Adoption				As of
		December 31,	effect				January 1
	Note	2017	IFRS 9		IFRS 15		2018
		ThUS$	THUS$		ThUS$		ThUS$
Current assets
Other non-financial assets, current	7 - 12	221,188	-		54,361	(4)	275,549
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945

Non-current assets
Deferred tax assets		364,021	89	(2)	6,005	(7)	370,115

Current liabilities
Accounts payable commercial and other Debts to pay	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603

Non-current liabilities
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148

Equity
Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To calculate percentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $11.1 million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision is as follows:

	Portfolio maturity
			Up to	Up to	More than
		Up to	91 to	181 to	360
	Up to date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2) Deferred tax adjustments originated by the application of IFRS 9.

(3) Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
				Initial
	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
Assets	receivables	derivatives	trading	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536

Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-

Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
	Others	Held
	financial	hedge	Cost
Liabilities	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018	-	14,817	10,086,434	10,101,251

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to the commissions charged by the credit card administrators for US$22.0 million and the air ticket booking services through the GDSs for US$15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$16.8 million, these previously were presented, according IAS 18, net of the air traffic liability in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore, they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to ground transportation service for US $ 15.6 million and travelers checks (US$6.6 million).

(6) Performance Obligations: The Company analyzed the moment at which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redemption of some products associated with loyalty programs for US$60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

The effects of the changes recognized in the application of IFRS 15 in the year 2018 in the consolidated income statement are presented below:

		For the year ended December 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
		Results		Deferred		Results
		under	Contract	revenues		under
	Note	IFRS 15	costs (4)	recognition [(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	26	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	-	(34,986)	-	(7,997,829)
Gross margin		1,932,613	-	13,575	31,501	1,977,689

Other income	28	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	(43)	-	(20,003)	(639,246)
Administrative expenses		(721,270)	(806)	-	(54,061)	(776,137)
Other expenses		(359,781)	-	-	-	(359,781)
Other gains/(losses)		53,499	-	-	-	53,499
Income from operation activities		758,619	(849)	13,575	-	771,345
Financial income		53,253	-	-	-	53,253
Financial costs	27	(356,269)	-	-	-	(356,269)
Foreign exchange gains/(losses)	29	(157,708)	-	-	-	(157,708)
Result of indexation units		(865)	-	-	-	(865)

Income (loss) before taxes		297,030	(849)	13,575	-	309,756
Income (loss) tax expense / benefit	18	(88,456)	(23)	(1,030)	-	(89,509)
NET INCOME (LOSS) FOR THE		208,574	(872)	12,545	-	220,247
Income (loss) attributable to of the parent		176,822	(872)	12,545	-	188,495
Income (loss) attributable to non-controlling interest	14	31,752	-	-	-	31,752
Net income (loss) for the year		208,574	(872)	12,545	-	220,247

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2018 and for which early adoption has not been effected:

		Date of issue	Mandatory Application: Annual periods beginning on or after
(i) Standards and amendments
IFRS 16: Leases (2).	Disclosure initiative	January 2016	January 1, 2019
Amendment to IFRS 9: Financial Instruments	Prepayment Features with Negative Compensation	October 2017	January 1, 2019
Amendment to IAS 28: Investments in associates and joint ventures	Long-term interests in associates and joint ventures	October 2017	January 1, 2019
IFRS 17: Insurance contracts	Disclosure initiative	May 2017	January 1, 2021
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	Sale or contribution of assets between an Investor and its associate or joint venture	September 2014	To be determined
Amendment to IAS 19: Benefits to employees	Plan amendment, curtailment or settlement	February 2018	January 1, 2019
Amendment to IFRS 3: Business combination	Definition of a Business	October 2018	January 1, 2020
Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	Definition of Material	October 2018	January 1, 2020

		Date of issue	Mandatory Application: Annual periods beginning on or after
(ii) Improvements
Improvements to International Financial Reporting Standards (2015-2017 cycle):		December 2017	January 1, 2019
IFRS 3: Business combinations	Previously held interest in a joint operation.
IAS 12: Income tax	Income tax consequences of payments on financial instruments classified as equity
IFRS 11: Joint arrangements	Previously held interest in a joint operation.
IAS 23: Borrowing costs	Borrowing costs eligible for capitalisation
(iii) Interpretations
IFRIC 23: Uncertain tax positions	Uncertainty over Income Tax Treatments	June 2017	January 1, 2019

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective will not have a significant impact on the consolidated financial statements of the Company in the exercise of its first application, except for IFRS 16.

“IFRS 16: Leases” incorporates significant changes in the accounting for lessees by requiring a similar treatment to financial leases for all those leases that are currently classified as operating leases with a term greater than 12 months. This standard will be applied effective January 1, 2019 and requires, in general terms, the recognition of the right to use the underlying leased assets subject to an operating lease and the liability equivalent to the present value of the payments associated with the lease. The monthly depreciation will be recognized instead of the monthly lease payments amd the right of use will be recognized as a financial expense. Likewise, in the Statement of Cash Flows, the operating cash flow will decrease by the amount of the lease payment, increasing the cash flow for financing activities separating interest and principal, from the lease liability.

During the year 2018 the Company began the analysis of the effects of first adoption of IFRS 16, applying this new standard to the contracts identified as leases using IAS 17 "Leases" and IFRIC 4 "Determining whether an Arrangement Contains a Lease”.

The Company will apply this new standard with a retrospective application, restating the comparative financial statements, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The Company will continue to recognize the expenses associated with short-term lease contracts, as well as with the underlying low-value assets, in a straight-line manner as an expense in the profit or loss statement, as indicated by the exception established in IFRS 16.

When establishing the terms of the lease, the Company has evaluated the relevant facts or circumstances that may determine the possible exercise of the options to extend or terminate the lease agreements. These options will be evaluated on each closing date.

For the valuation of the right of use and the lease liability, the Company has determined the present value of the payments for non-cancelable leases, using the implicit interest rate for leases related to aircraft, and incremental borrowing rate for the rest of the contracts. For incremental borrowing rate, the company considered for its calculation historical information on financing of the Company, market variables, asset types, country risk and currency among other factors. The main impact due to the application of this new standard will came from the aircraft and engines, whose quantity and balance of non-cancellable lease commitments is disclosed in note 32 "Commitments" to our Consolidated Financial Statements.

As of the reporting date, the Company has non-cancellable operating lease commitments for aircraft and engines of US$3,581 million, in addition to US$161 million for other assets. Of these commitments, approximately US$59 million related to short-term leases and to low-value leases which will both be recognized on a straight-line basis as an expense in profit or loss.

For the remaining lease commitments, the Company expects to recognize right-of-use assets of approximately US$2,512 million on 1 January 2019, and lease liabilities for US$2,820 million. It is estimated that there will be no significant effects on net income for the year 2019.

Operating cash flows will increase and financing cash flows will decrease by approximately US$ 521 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

IFRS/Non-IFRS Reconciliation

We use “Cost per ASK” and “Cost per ASK excluding fuel price variations” in analyzing operating expenses on a per unit basis. “ASKs” (available seat kilometers) measures the number of seats of capacity available for the transportation of passengers multiplied by the kilometers flown across our network. To obtain our unit costs, which are used by our management in the analysis of our results, we divide our total Operating Expenses by our total ASKs. The cost component is further adjusted to obtain “costs per ASK excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Cost per ASK” and “Cost per ASK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating expenses or as indicators of performance or cash flows or as a measure of liquidity.

	2018	2017	2016
Cost per ASK
Operating expenses (US$ thousands)	9,663,095	9,449,262	8,959,185
Divided by ASK (million)	143,264.7	136,398.4	134,967.7
= Cost per ASK (US$ cents)	6.74	6.93	6.64

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	9,663,095	9,449,262	8.959,185
– Aircraft fuel (US$ thousands)	2,983,028	2,318,816	2,056,643
Divided by ASK (million)	143,264.7	136,398.4	134,967.7
= Cost per ASK excluding fuel price variations (US$ cents)	4.66	5.23	5.11

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2018	2017	2016

Passenger Revenues (US$ thousands)	8,708.988	8,494.477	7,877,715
ASK (million)	143,264.7	136,398.4	134,967.7
Passenger Revenues/ASK (US$ cents)	6.08	6.23	5.84
Cargo Revenues (US$ thousands)	1,186,468	1,119,430	1,110,625
ATK (million)	6,497.6	6,230.3	6,704.1
Cargo Revenues/ATK (US$ cents)	18.26	17.97	16.57

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

B. Liquidity and Capital Resources

LATAM’s cash and cash equivalents amounted to US$1,081.6 million as of December 31, 2018, US$1,142.0 million as of December 31, 2017 and US$949.3 million as of December 31, 2016. Additionally, the Company had short term marketable securities totaling US$322.4 million as of December 31, 2018, US$472.2 million as of December 31, 2017 and US$537.0 million as of December 31, 2016. LATAM’s cash and cash equivalents and marketable securities totaled US$1,404.1 million as of December 31, 2018, US$1,614.2 million as of December 31, 2017 and US$1,486.3 million as of December 31, 2016.

The US$210.2 million decrease in cash and cash equivalents and marketables securities from 2017 to 2018 can be explained mainly by the depreciation of the Brazilian and Argentinian currencies.

The US$127.9 million increase in cash and cash equivalents and marketable securities from 2016 to 2017 is the result of an increase in the cash flow from operations, which reached US$1,666.7 million, offset mainly by the repayment of the Company’s financial obligations.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2018, 2017 and 2016 and our total cash position as of December 31, 2018, 2017 and 2016.

	2018	2017	2016
	(in US$ million)
Net cash flows from operating activities	1,516.9	1,666.7	980.9
Net cash flow from (used in) investing activities	(358.4)	(287.4)	(431.8)
Net cash flows from (used in) financing activities	(1,052.2)	(1,179.1)	(396.3)
Effects of variation in the exchange rate on cash and cash equivalents	(166.7)	(7.7)	43.0

Cash and cash equivalents at the beginning of the year	1,142.0	949.3	753.5
Cash and cash equivalents at the end of the year	1,081.6	1,142.0	949.3

In addition to cash and marketable securities, LATAM has access to short term credit lines. As of December 31, 2018, LATAM had working capital uncommitted credit facilities for a total amount of US$1,777.5 million, of which US$866.1 million were drawn as of December 31, 2018, and committed credit lines in the form of a fully undrawn revolving credit facility (“RCF”) of US$600 million1. The RCF is secured by spare parts, engines, and aircrafts.

Net cash flows from operating activities

Cash from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2018 decreased by US$149.8 million, or 8.9%, down from US$1,666.7 million, mainly due to a decrease in operating margin, driven higher fuel prices and the depreciation of the Brazilian and Argentinian currencies. In turn, this impact was partially offset by LATAM’s ongoing cost efficiency initiatives such as headcount reduction and higher aircraft utilization.

Net cash inflows from operating activities in 2017 increased by US$685.9 million, or 69.9%, up from US$980.9 million, mainly due to an increase in operating margin, which was driven by the economic recovery of the region, better operating performance in Brazil and LATAM’s ongoing cost efficiency initiatives.

1 Subject to borrowing base availability

Net cash flow used in investing activities

Net cash used in investing activities in 2018 increased to US$ 358.4 million from US$287.4 million in 2017, due to an increase in purchases of property, plant and equipment including cabin retrofit, IT, and digital investments. In 2018, as in 2017, the company did not incur in any capital expenditures in aircraft. In 2018, the outflow related to the net predelivery payments reached US$ 54.7 million for year 2018, a 43.2% lower than the net predelivery payments outflows of US$126.5million for year 2017. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash used in investing activities in 2017 decreased to US$287.4 million from US$431.8 million in 2016, due to a reduction in purchases of property, plant and equipment. This reduction resulted mainly from not having any capital expenditures in aircraft, in contrast with a US$861.1 million outflow for year 2016; this was offset by net predelivery payments outflows of US$126.5 million for year 2017, in contrast with the net predelivery payments inflow of US$556.9 million for year 2016.

Net cash flows used in financing activities

In 2018, net cash used in financing activities amounted to US$1,052.2 million, a decrease of US$126.9 million from the US$1,179.1 million in cash generated by financing activities in 2017. In 2018, the company paid US$1,045.7 million in loan repayments which were offset by US$779.1 million in debt issuances. Total debt issuances in year 2018 amounted to US$779.1 million, a decrease of US$526.3 million compared to US$1,305.4 million issued in 2017.

In 2017, net cash used in financing activities totaled US$1,179.1 million, an increase of US$782.8 million from the US$396.3 million in cash used in by financing activities in 2016. In 2017, the company incurred US$1,829.2 million in loan repayments – including TAM notes due in 2017 and 2021 which amounted to US$300.0 million and US$500.0 million respectively – which were offset by US$1,305.4 million in debt issuances. Total debt issuances in year 2017 amounted to US$1,305.4 million, a decrease of US$514.6 million compared to US$1,820.0 million issued in 2016.

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

Short term

We have generally been able to arrange for short-term loans with local and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2018, we has an outstanding stock of US$348 million in short-term loans with both local and international banks.

We have diversified our sources of short term financing to include the following: PAE (“Prestamos a Exportadores”), which are foreign currency short term loans granted to exporting parties in Chile mainly to finance working capital; and credit card discounting in Brazil, a financing alternative where a bank provides in advance to the Company a percentage of the cash inflows related to the credit card installment sales and margin loans.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$660.7 million in 2018, US$403.7 million in 2017 and US$694.4 million in 2016, and purchases of intangible assets totaled US$96.2 million in 2018, US$87.3 million in 2017 and US$88.6 million in 2016. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for 2019, 2020 and 2021 calendar years:

	Estimated capital expenditures by year, as of December 31, 2018
	2019	2020	2021
	(in US$ millions)
Fleet Commitments (1)	1,197	708	1,118
PDPs (2)	(111)	39	(150)
Other expenditures (3)	1,117	864	610

(1)	The amount of Fleet Commitments presented includes all the committed deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery, regardless of the financing of the aircraft will have upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.
(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.
(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets.

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

D. Trend Information

For 2019, LATAM expects total passenger ASK growth to be between 4% and 6%. International passenger ASK growth for full year 2019 is expected to be between 3% and 5%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 2% and 4%. LATAM’s ASKs in SSC are expected to increase by approximately 8% to 10%.

Regarding cargo operations, LATAM expects cargo ATKs to increase between 1% and 3% for full year 2019, driven by the increases in the capacity of LATAM’s international passenger operations which result in additional capacity related to the space in the belly of those aircrafts.

During 2018, LATAM operated in a context of increasing competitive pressures from different players across the region, including low cost operators, and the Company expects this trend to continue during 2019. LATAM’s goal is to continue to increase the efficiency of its operations, allowing the Company to provide the best and most convenient options for its customers with the distinctive customer experience LATAM passengers expect. In this context, the group has implemented significant changes with the objective of transforming LATAM into a simpler, leaner and more efficient organization. During 2018 the new travel model implementation was completed with its adoption by our affiliate airline in Argentina and across LATAM’s international operations. For more information on this new travel model, see “Item# 4. Information on the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations”.

Over the last year, the Company has continued to strengthen its network, taking advantage of specific opportunities for profitable growth, mainly by launching new destinations departing from its main hubs, including new routes to Rome, Lisbon, Boston, Las Vegas and Tel Aviv from Sao Paulo.

LATAM will continue to use fuel hedging programs and fuel surcharge mechanisms in both our passenger and cargo businesses to help minimize the impact of short-term movements in crude oil prices. As of February 28, 2019, LATAM had hedged approximately 66%, 63%, 40% and 15% of its estimated fuel consumption for the first, second, third and fourth quarters of 2019 respectively.

E. Off-Balance Sheet Arrangements

As of December 31, 2018, the Company had entered into operating leases for 85 aircraft (of which 5 are obligations of LATAM Airlines Brazil and 80 are obligations of LATAM) and 27 aircraft engines. These operating leases provide us with flexibility to adjust our fleet to any demand volatility and therefore we consider such arrangements to be of great value to our strategy and financial performance. The total future lease payments related to our operating leases as of December 31, 2018 was US$ 3,581 million, for all remaining periods through maturity (the longest of which expires in 2030). See “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

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

LATAM operates 12 aircraft under tax leasing structures. These methods involve the creation of special purpose entities that acquire aircraft with bank and third-party financing. Under IFRS, these aircraft are shown in the consolidated statement of financial position as part of “Property, plant and equipment” and the corresponding debt is shown as a liability. Of LATAM’s total tax leases, nine are classified as operating leases for accounting purposes as of December 31, 2018.

As of December 31, 2018, we are not aware of any event, lawsuit, commitment, trend or uncertainty that may result in, or is reasonably likely to result in, the termination of the operating leases. See Note 32 to our audited consolidated financial statements for a more detailed discussion of these commitments.

F. Long Term Indebtedness

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2018, the total outstanding amount under these facilties was US$2,090 million. In general, ECA and EX–IM financings have a 12-year repayment profiles.

2.	Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate par value of approximately US$1,021 million to finance 17 new aircraft deliveries comprising 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. In April 2017, LATAM issued and privately placed Class C Certificates for an amount of US$140 million under the current EETC structure. The Class C Certificates have a six year term, maturing in May 2023. As of December 31, 2018, the outstanding EETC debt was US$949 million.

3.	Commercial Bank Loans: As of December 31, 2018, secured commercial bank loans debt totalled US$1,628 million.

4.	Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2018, the outstanding obligations under these tax leases were US$96 million.

Non Aircraft Debt

1.	2013-1 Series Note: LATAM issued a securitized bond in the amount of US$450 million in November 2013 with a seven-year term and a two year interest-only period (the “2013-1 Series Note”). This bond is secured by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments. As of December 31, 2018, the principal outstanding amount of the 2013-1 Series Note was US$196 million.

2.	Bank Commercial Loans: As of December 31, 2018, bank commercial loans debt was US$51 million.

Others

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2018, outstanding amount under PDP financings was US$253 million.

Unsecured Debt

1.	LATAM 2020 Notes: On June 9, 2015, LATAM Airlines Group S.A. issued long-term bonds in the international markets in the amount of US$500 million, maturing in 2020 with an interest rate of 7.25% per year. As of December 31, 2018, outstanding amounts under the LATAM 2020 Notes were US$498 million.

2.	LATAM 2024 Notes: On April 11, 2017, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$700 million, maturing in 2024 with an annual interest rate of 6.875%. As of December 31, 2018, the outstanding amount under the LATAM 2024 Notes was US$709 million.

3.	LATAM 2026 Notes: On February 4, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$600 million, maturing in 2026 with an annual interest rate of 7.0%.

4.	Local Bonds: On August 17, 2017, LATAM Airlines Group S.A. issued local bonds on the Santiago Stock Exchange in the aggregate amount of UF 9,000,000 comprised of the Series A Bonds (BLATM-A), Series B Bonds (BLATM-B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 862. The total amount of Series A Bonds issued was UF 2,500,000 with a maturity date of June 1, 2022 bearing interest at 5.25% annually. The total amount of Series B Bonds issued was UF 2,500,000 with a maturity date of January 1, 2028 bearing interest at 5.75% annually. The total amount of Series C Bonds issued was UF 1,850,000 with a maturity date of June 1, 2022 bearing interest at 5.25% annually. The total amount of Series D Bonds issued was UF 1,850,000, with a maturity date of January 1, 2028 bearing interest at 5.75% annually. As of December 31, 2018, the outstanding amount of Local Bonds was US$347 million.

5.	Commercial Bank Loans: As of December 31, 2018, unsecured Commercial Bank loans debt stood at US$470 million.

As of December 31, 2018, the average interest rate of our debt was 4.62%. Out of the total debt, 59.6% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 31, 2018, LATAM had US$1,334 million in current debt liabilities. Of this amount, US$350 million consisted of short-term debt, which represents 26% of our total current debt liabilities.

LATAM entered into various EX-IM Bank loans for the financing of Boeing 767, 767 freighter, and 787 aircraft that contain financial covenants and other restrictions, including restrictions in shareholder composition and disposal of assets.

As of December 31, 2018, we had purchase obligations totaling US$6.2 billion, with deliveries between 2018 and 2026, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 51

•	Wide-body passenger aircraft deliveries (which include the Airbus A350 900XWB, the Airbus A350 1000XWB and the Boeing 787-9): 24

Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2018:

	Payments due by period, as of December 31, 2018
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Financial debt obligations(1)	US$	7,313	US$	1,334	US$	2,687	US$	1,350	US$	1,942
Operating lease obligations	US$	3,582	US$	513	US$	943	US$	777	US$	1,349
Fleet Commitments	US$	6,207	US$	1,197	US$	1,826	US$	1,818	US$	1,366
TOTAL	US$	17,102	US$	3,044	US$	5,456	US$	3,945	US$	4,657

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes, long-term and short-term bank loans and PDP financing.

2018 Fleet Additions

During 2018, LATAM completed the addition of the following wide body aircraft:

•	Two Airbus A350-900 passenger aircraft, financed through a sale and leaseback transaction with a 12-year term.

During 2018, LATAM completed the addition of the following narrow body aircraft:

•	Two Airbus A321 passenger aircraft, financed through an operating lease with 10.5 year terms.

2017 Fleet Additions

During 2017, LATAM completed the acquisition of the following wide body aircraft:

•	One Boeing 787-9 passenger aircraft, financed through an operating lease with a 12-year term.
•	One Boeing 787-9 passenger aircraft, financed through a sale and leaseback transaction with a 12-year term.

During 2017, LATAM completed the addition of the following narrow body aircraft:

•	Two Airbus 320neo passenger aircraft, financed through sale and leaseback transactions with 12 year terms.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The current board of directors was elected at the ordinary shareholders’ meeting held on April 27, 2017 and will hold office until April 25, 2019.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto(1)	Director / Chairman
Carlos Heller(2)	Director
Juan José Cueto(1)	Director
Nicolás Eblen (3)	Director
Henri Philippe Reichstul	Director
Georges de Bourguignon	Director
Giles Agutter	Director
Eduardo Novoa	Director
Sonia Villalobos	Director

Senior Management	Position
Enrique Cueto(1)	CEO LATAM
Ramiro Alfonsín	CFO LATAM
Roberto Alvo	VP Commercial LATAM
Claudia Sender	VP Customers LATAM
Hernán Pasman	VP Operations, Maitenance and Fleet LATAM
Emilio del Real	VP Human Resources
Juan Carlos Menció	VP Legal

(1)	Messrs. Ignacio, Enrique and Juan José Cueto are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder,” and are the LATAM Controlling Shareholders.
(2)	Mr. Carlos Heller is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”
(3)	Mr. Nicolás Eblen is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.

Directors

Mr. Ignacio Cueto, has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2019, Mr. Cueto shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Carlos Heller, joined the board of LAN in May 2010 and was re-elected to the board of directors of LATAM in April 2017. Mr. Heller has vast experience in retail, communications, transport and agriculture industries. Mr. Heller is president of Bethia S.A. (“Bethia”) (parent company of Axxion S.A. and Inversiones HS SpA). He is also President of the Boards of Falabella Retail S.A., Red Televisiva Megavision S.A., Club Hípico de Santiago S.A., Sotraser S.A., and Blue Express S.A. On February 28, 2019, Mr. Heller indirectly held 33,367,357 ordinary shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (5.50% of the shares of LATAM Airlines Group). For more information, see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Juan José Cueto, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2017. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Inversiones del Buen Retiro S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A., Valle Escondido S.A. and Fundación Colunga. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto, LATAM Airlines Group CEO and Chairman, respectively. Mr. Cueto is a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2019, Mr. Cueto shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Nicolás Eblen, has served on LATAM’s board of directors since April 2017. Mr. Eblen currently serves as CEO of Inversiones Andes SpA, a position he has held since 2010. In addition, he serves on the board of directors of Granja Marina Tornagaleones S.A., Río Dulce S.A., Patagonia SeaFarms Inc., SalmonChile A.G., and Sociedad Agrícola La Cascada Ltda. Mr. Eblen holds a Bachelor’s degree in Industrial Engineering, major in Computer Science from Pontificia Universidad Católica de Chile and a Master in Business Administration from Harvard Business School. As of February 28, 2019, the Eblen Group had the beneficial ownership of 35,945,199 common shares of LATAM Airlines Group (5.93% of LATAM Airlines Group’s outstanding shares). For more information, see “Item 7. Controlling Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014 and was reelected to the board of directors of LATAM in April 2017. Mr. Reichstul is a Brazilian citizen and has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the board of directors of Peugeot Citroen and chairman of the board of Fives, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

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

Mr. Giles Agutter has served on LATAM Airlines Group’s board of directors since January 2017 and was reelected to the board of directors of LATAM in April 2017. Mr. Agutter is the owner and Chief Executive Officer of Southern Sky Ltd, an airline consultant company specializing in airline strategy, fleet planning, aircraft acquisition and aircraft financing. He is also currently a member of the board of directors of Air Italy. Mr. Agutter has had vast experience in advising airlines, including Qatar Airways, on significant Merger and Acquisition projects within the airline industry. Mr Agutter is a British citizen and has a degree in Aerospace Engineering from Manchester University.

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

Mrs. Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018. Mrs. Villalobos is a Brazilian citizen and a regular member of the board of directors of Petrobras and Telefónica Vivo. She is a founding partner of the company Villalobos Consultoria since 2009 and a professor of post-graduate courses in finance at Insper since 2016. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, she was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini, Playfair & Associates, LLC. As of 1989 she was Head of Research of Banco Garantia. She graduated in Public Administration from EAESP / FGV in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994. As a volunteer, she participates in the Board of the CFA Society Brazil, a non-profit association that brings together nearly 1,000 professionals who hold the CFA (Chartered Financial Analyst) certification in Brazil.

Senior Management

Mr. Enrique Cueto, is LATAM Airlines Group’s Chief Executive Officer (“CEO”) and has held this position since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is member of the oneworld® Alliance Governing Board, the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and Executive Member of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto, members of the board. Mr. Cueto is also a member of the Cueto Group (LATAM Airlines Group’s Controlling Shareholder). As of February 28, 2018, Mr. Cueto jointly shared in the beneficial ownership of 169,248,377 common shares of LATAM Airlines Group (27.91% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Controlling Shareholders and Related Party Transactions.”

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

Mr. Roberto Alvo is Commercial Vice President of LATAM since May 2017 being responsible of the Group’s passenger and cargo revenue management, with all the commercial units reporting to him. Previously, he was Senior Vice-President of International and Alliances at LATAM Airlines since 2015, and Vice-President of Strategic Planning and Development since 2008. Mr Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

Mrs. Claudia Sender, is the Customers Vice-President of LATAM since May 2017. Previously, she served as TAM Airlines’ President since May 2013. Mrs. Sender joined the Company in December 2011, as Commercial and Marketing Vice-President. After June 2012, with the conclusion of TAM-LAN combination and the creation of LATAM Airlines Group, she became the head of Brazil’s Domestic Business Unit, and her functions were expanded to include TAM’s entire Customer Service structure. Prior to joining LATAM Airlines, she was Marketing Vice-President at Whirlpool Latin America for seven years. She also worked as a consultant at Bain & Company, developing projects for large companies in various industries, including TAM Airlines and other companies in the global aviation sector. She has a bachelor’s degree in Chemical Engineering from the Polytechnic School at the University of São Paulo (“USP”) and an MBA from Harvard Business School.

Mr. Hernán Pasman, has been the Vice-President of Operations, Maintenance and Fleet of LATAM airlines group since October, 2015. He joined LAN Airlines in 2005 as a head of strategic planning and financial analysis of the technical areas. Between 2007 and 2010, Mr. Pasman was the Chief operating officer of LAN Argentina, then, in 2011 he served as Chief Executive Officer for LAN Colombia. Prior to joining the company, between 2001 and 2005, Mr. Pasman was a consultant at McKinsey & Company in Chicago. Between 1995 and 2001, Hernan held positions at Citicorp Equity Investments, Telefonica de Argentina and Argentina Motorola. Mr. Pasman holds a Civil Engineering degree from ITBA (1995) and an MBA from Kellogg Graduate School of Management (2001).

Mr. Juan Carlos Menció, is Vice President of Legal Affairs and Compliance for LATAM Airlines Group since September 1, 2014. Mr. Mencio previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Emilio del Real, is LATAM’s Vice-President of Human Resources, a position he assumed in August 2005. Between 2003 and 2005, Mr. del Real was the Human Resources Manager of D&S, a Chilean retail company. Between 1997 and 2003 Mr. del Real served in various positions at Unilever, including Human Resources Manager of Unilever Chile, and Manager of Training and Recruitment and Management Development for Latin America. Mr. del Real has a degree in Psychology from the Universidad Gabriela Mistral.

B. Compensation

In 2018, the Company paid its principal executives (executives who define the Company’s policies and major guidelines and who directly affect the results of the business, including Vice-Presidents, Chief Executives and Senior Directors) a total gross remuneration of US$58.2 million.

Under Chilean law, LATAM Airlines Group must disclose in its annual report details of all compensation paid to its board members during the relevant fiscal year, including any amounts that they received from LATAM Airlines Group for functions or employment other than serving as a member of the board of directors, including amounts received as per diem stipends, bonuses and, generally, all other payments. Additionally, pursuant to regulations of the CMF, the Chilean securities regulator, the annual report must also include the total compensation and severance payments received by managers and principal executives, and the terms of and the manner in which board members and executive officers participated in any stock option plans.

LATAM Airlines Group’s board members are paid 60 UF per meeting (120 UF for the chairman of the board) and 48 UF for attendance to the subcommittee of Directors meetings. LATAM Airlines Group also provides certain benefits to its board members and executive officers, such as free and discounted airline tickets and health insurance. We do not have contracts with any of our board members to provide benefits upon termination of employment.

As set forth in further detail in the following table, in 2018 the members of our board of directors, including board members who were members of the Board until April 28, 2018, received fees and salaries in the aggregate amount of US$307,292.

Board Members	Fees (US$)(1)
Ignacio Cueto Plaza	46,839
Juan José Cueto Plaza	17,457
Carlos Heller Solari	15,747
Georges de Bourguignon Arndt	59,628
Henri Philippe Reichstul	24,983
Antonio Luiz Pizarro	7,821
Sonia Villalobos	11,669
Eduardo Novoa Castellón	57,923
Nicolás Eblén Hirmas	55,446
Giles Agutter	9,780

Total	307,292

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

The above-mentioned board members were elected to the LATAM board of directors on April 27, 2017, with the exception of Sonia Villalobos, who was appointed as board members of LATAM on August 7, 2018 replacing Antonio Luis Pizarro, who resigned from the board on the same date.

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

Under Chilean Corporation Law we are required, to the extent possible, to appoint a majority of independent board members to the board of directors Committee. A board members is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16. Reserved—G. Corporate Governance.”

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

As of December 31, 2018, all of the members of our board of directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2018, the committee members were Mr. Eduardo Novoa Castellón, Mr. Nicolás Eblen Hirmas and Mr. Georges de Bourguignon. We pay each member of the committee 80 UFs per monthly assistance to meetings.

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

The report provided each year to the Commission must cover the following subjects:

•	how the Board works;

•	the relationship between the company, shareholders and the public in general;

•	how senior officers are replaced and compensated; and

•	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2018(1)	2017	2016
Administrative	6,380	6,922	8,010
Sales	3,106	3,332	4,235
Maintenance	4,928	4,742	4,895
Operations	13,391	15,126	15,924
Cabin crew	9,196	9,016	8,970
Cockpit crew	4,169	3,957	3,882
Total	41,170	43,095	45,916

(1)	As December 31, 2018, approximately 51% of our employees worked in Brazil, 26% in Chile, 20% in other Latin American countries and 3% in the rest of the world.

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

3.	Subsidiarys compensation plans

a.	Multiplus S.A., a subsidiary of TAM S.A., has no outstanding stock options at December 31, 2018 (at December 31, 2017, the distribution of outstanding stock options amounted to 316,025 shares of Multiplus S.A.).

b.	In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock for a total of 91,103 shares of Multiplus S.A, to certain members of Multiplus’ management.

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

Chile

In 2018 a new labor reform in Chile came into effect. Among the most significant changes that the labor reform promoted was the strengthening of the unions and the way they relate to the Company. Other relevant changes include the establishment of the last collective bargaining agreement as the starting point for any future labor contract negotiations, as well as the extension of the catalogue of conduct, which describes anti-union practices and the greater regulation of the obligation of companies to provide information to unions. As a general policy of labor relations for 2018 in Chile, the use of the new maximum legal term, namely three years, was assumed as a key element for all collective bargaining agreements, and we have established a strategy of negotiating all collective contracts in anticipation of their scheduled expirations. In 2018 there were two legal strikes with the following unions: LAN Express Cabin Crew Union and Intercompany Union of workers LATAM Airlines Group S.A., with whom the Company reached an agreement in 2018.

Ecuador

Additionally, three employee associations were formed in 2012, including pilots, other general employees but composed mostly of maintenance employees and other composed mostly by employees of airport administration.

In 2011 a union previously exclusive to cabin crew employees was integrated into the general employees union. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than 50% of our employees eligible for membership are members of this union.

In November 2015, the Company signed a voluntary agreement with the association of pilots, in force until July 2019; at this moment the company is in negotiations to renew the agreement.

Argentina

In Argentina, 84% percent of LATAM employees are affiliated with at least one of eight unions.

In December 2018 we began negotians for the annual adjustment for inflation with the eight unions, which concluded in February 2019.

In 2019 we will continue working on different initiatives based on productivity and efficiency avoiding conflicts or strikes, focusing on transforming LATAM Airlines Argentina into a more efficient company.

Colombia

In Colombia we have five different unions. The company held negotiations with: (i) the Technicians Union (ACMA), in 2018, and reached an agreement that will be in force until June of 2021, (ii) the Cabin Crew Union (ACAV), in 2018, and reached an agreement that will be in force until June of 2021, (iii) the Industrial Union of Aviation Workers (SINTRATAC), in 2018, and reached an agreement that will be in force until June of 2021, (iv) the Pilots’ Latam Colombia Union (ADALAC), in 2018, and reached an agreement that will be in force until January of 2021 and (v) the pilots’ union, ACDAC, in an arbitration during the last quarter of 2017.

Peru

In Peru, there are six unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements have a term of four years.

In 2018, LATAM Airlines Peru concluded negotiations with the pilot’s union, the cabin crew union and one of our aeronautical technicians' unions. Collective bargaining with the cabin crew union concluded through arbitration. During 2018, negotiations began with the other union of aeronautical technicians (January), airport workers (March) and flight dispatchers (September). It is expected that these three negotiations will conclude with a collective bargaining agreement in the first half of 2019.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with ten unions in Brazil— one crew flight union, which represents pilots, copilots and flight attendants, and nine ground staff unions. In December 2018, LATAM Airlines Brazil renegotiated collective bargaining agreements with all the unions, which included a wage increase of 3.56%, in line with the inflation rate of the last 12 months.

E. Share Ownership

As of December 31, 2018, the members of our board of directors and our executive officers as a group owned 39.3% of our shares. See “Item 7. Controlling Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D.Employees—Long Term Incentive Compensation Program.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mr. Ignacio Cueto (Chairman of the Board of LATAM), Mr. Enrique Cueto (the CEO LATAM) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of February 28, 2019 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 27.91% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with our combination with TAM, members of the Cueto Group (which we also refer to collectively as the “LATAM Controlling Shareholders”) entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

Following the combination with TAM, the Amaro Group became a major shareholder of LATAM Airlines Group. Please see Item 4. Information on the Company – History and Development of the Company. As of February 28, 2019, the Amaro Group owned 2.58%(2) of LATAM Airlines Group’s common shares. The terms of the shareholders’ agreement among the Amaro Group, LATAM and the LATAM Controlling Shareholders require the LATAM Controlling Shareholders and the Amaro Group to vote to elect individuals nominated to our board of directors in accordance with the direct and indirect shareholder interests in LATAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group and the Amaro Group, three other groups or entities are major shareholders of LATAM. As of February 28, 2019, the Eblen Group, which includes our director Nicolás Eblen, owned 5.93% of our common shares; the Bethia Group, which includes our vice-president of the board of directors Carlos Heller, owned 5.50% of our common shares; and Qatar Airways Investments (UK) Ltd., whose nominee Giles Agutter, one of our directors, owned 10.00%(4) of our common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of February 28, 2019, by our controlling shareholders, other major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of February 28, 2019)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group(1)	169,248,377	27.91%
Costa Verde Aeronautica S.A(2) (3)	88,259,650	14.55%
Costa Verde Aeronautica Tres SpA	35,300,000	5.82%
Inversiones Nueva Costa Verde Aeronautica Ltda.	23,578,077	3.89%
Costa Verde Aeronautica SpA	12,000,000	1.98%
Others	10,110,650	1.67%

Qatar Airways	60,640,768	10.00%
Qatar Airways Investments (UK) Ltda.	60,640,768	10.00%

Eblen Group.	35,945,199	5.93%
Inversiones Andes SpA.	17,146,529	2.83%
Inversiones Andes II SpA	8,000,000	1.32%
Inversiones PIA SpA.	5,403,804	0.89%
Comercial las Vertientes SpA	5,394,866	0.89%

Bethia Group.	33,367,357	5.50%
Axxion S.A.	18,473,333	3.05%
Inversiones HS SpA.	14,894,024	2.45%

Amaro Group (2)(3)	15,615,113	2.58%
TEP Chile S.A.	15,615,113	2.58%

All other minority shareholders	291,394,195	48.05%

Total	606,407,693	100.00%

(1)	The ownership figures for the Cueto Group in this table exclude shares held directly by TEP Chile S.A. which are subject to the shareholders’ agreements described below.
(2)	Members of the Amaro Group also hold a 21.88% economic interest in Costa Verde Aeronáutica S.A.
(3)	The ownership figures for the Amaro Group in this table exclude shares held by the Cueto Group which are subject to the shareholders’ agreements described below.

As of February 28, 2019, 2.44% of our capital stock was held in the form of ADSs. Chilean pension funds held 22.83% of our capital stock and other minority investors held 22.78% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2019, we had 1,442 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

Following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group and the LATAM Controlling Shareholders entered into several shareholders’ agreements with TAM, the Amaro Group (acting through TEP Chile) and Holdco I, establishing agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and those of the Amaro Group by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholders’ agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the combination of LAN and TAM.

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

On April, 2017, Mr. Maurício Rolim Amaro resigned from the LATAM Airline’s Group’s board of directors. Also in April 2017, Mr. Reichstul was re-elected to the board of directors with the favorable vote of TEP Chile S.A. pursuant to applicable regulations. On August 2018, Mr. Antonio Pizarro resigned from the LATAM Airline’s Group’s board of directors, and as his replacement, the board of directors appointed Mrs. Sonia Villalobos.

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

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LATAM Controlling Shareholders and TEP Chile have agreed in the control group shareholder’s agreement to vote their respective LATAM Airlines Group common shares as follows:

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

The parties to the Holdco I shareholder’s agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

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

Conversion Option

Pursuant to the control group shareholders’ agreement and the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure 863/2018 of December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.

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

B. Related Party Transactions

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. In the ordinary course of our business we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 33 to our audited consolidated financial statements for the fiscal year ended December 31, 2018.

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

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (“CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation. On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$9.4 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overtuned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice. On 17 March 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. On December 2017 LAN Cargo and LATAM presented their arguments for this annulment. LATAM expects a further reduction of the fine included in the decision by the general court of the European Union.

On September 3, 2013, CADE published its decision to impose a fine of US$51.0 million against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.0 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$ 9,823,135 (based on an exchange rate of US$ 1 = R$ 3.3080). CADE also reduced the fines against ABSA’s Director and employees to US$ 247,896 and US$ 123,040, respectively (also based on an exchange rate of US$ 1 = R$ 3.3080). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The courts decision was published in March 12, 2019. On March 13, we filed a motion seeking clarification of the federal court’s decision.

The investigations by the DOJ, CCB and the EC prompted the filing of civil actions and claims by freight forwarding and shipping companies against many airlines, including LAN Cargo and LATAM Airlines Group. LAN Cargo and ABSA reached a settlement agreement with the class action plaintiffs / non-class action claimants in the United States on August 6, 2012, and in Canada on August 20, 2013.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). In the particular case of Great Britain there was a mediation process, at the end of the year 2018, with the participation of all involved airlines to try to find an agreement. LATAM Airlines Group S.A., reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in Janaury 2019. This concluded the claim for all class-action plaintiffs except one, with whom negotiations continue, but for a significantlty smaller amount. The negotiations so far indicate the possibility of a settlement agreement in the short term.

Agreements with the DOJ and the SEC. In 2011, authorities in Chile and the United States initiated investigations relating to certain payments by LATAM Airlines Group S.A. (formerly LAN Airlines S.A.) to a consultant who assisted in the resolution of labor issues in Argentina in 2006-2007. The Company voluntarily reported this situation to the Securities and Exchange Commission (“SEC”) and the Justice Department of the United States (“DOJ”) and actively cooperated in those investigations. On February 4, 2016, Ignacio Cueto, the  former CEO of LAN, consented to entry of a cease-and-desist order by the SEC relating to the payments described above. Mr. Cueto agreed to pay a US$75,000 penalty to the SEC, to remain in compliance with LATAM’s compliance structure and internal accounting controls and to comply with the SEC’s books and records requirements. In July 2016, after multiple and prolonged exchanges of opinions and conversations with the DOJ and the SEC, LATAM also reached definitive agreements with both authorities.

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

The settlement with the SEC included the issuance by the SEC of a cease-and-desist order, which is an administrative order closing the investigation whereby LATAM has accepted certain obligations and statements of fact. The order also refers to the obligations related to the monitorship agreed under the DPA with the DOJ. LATAM paid a fine of US$6.74 million and interest of US$2.69 million to the SEC.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft, in addition to 22 actions filed by residents of the region where the accident occurred, who claimed pain and suffering, and a class action related to this accident. Any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in TAM’s insurance policy with Itaú Unibanco Seguros S.A. The cap of US$400 million in that insurance policy is sufficient to cover any potential penalties and judicial or extrajudicial agreements arising as a result of this matter.

In relation with the Airbus A320 aircraft accident of TAM Linhas Aereas on July 2007, settlements have been made directly between the insurance company and the victims’ families, and others are under negotiation. The insurance coverage is adequate and that LATAM Airlines Brazil will not incur any expenses that were not contemplated by the scope of the insurance policy.

On January 31, 2018, Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) filed an arbitration claim with the International Centre for Dispute Resolution against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”) seeking a decision on the validity of a shared-defense agreement that had been discussed but never finalized or executed by the parties. The plaintiffs allege that the parties exchanged enough correspondence and drafts to reflect the terms of a contract. Based on this alleged contract, they are demanding that TAM reimburse Airbus a sum of approximately US$9,200 for settlement costs and US$3,000 for legal fees, in addition to interest and any other amount decided by the Arbitrator On October 8, 2018, the plaintiffs filed a formal complaint that contained declarations by their supporting experts. On November 7, 2018, the Arbitrator issued a procedural ruling dividing the jurisdiction phase from the grounds-for-arbitration phase, thus expressing his agreement with the arguments by TSA and TLA as well as AIG. Upon request of the parties, the Arbitrator postponed the respondents' deadline of December 14, 2018 to submit their briefs contesting jurisdiction, while the parties held settlement negotiations. Finally, in December 2018, the parties agreed to hold a meeting to discuss a potential settlement that resulted in an agreement whereby Allianz Corporate & Speciality SE will pay AIG US$95 million toward the loss already settled by AIG for the accident. In exchange, all lawsuits and arbitration claims will be withdrawn at no additional cost to LATAM. The insurance companies are now in the process of obtaining the approvals required from the signatories of the agreement and the case is expected to be closed in the first half of 2019. The arbitration is temporarily on hold until the agreement is concluded.

Tax related

TAM Linhas Aereas and other plaintiffs filed an ordinary action with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). In 2004 and 2011, the INSS issued an assessment notice tolling the Statute of Limitations of the social security credit as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The administrative proceedings have been suspended until completion of the judicial process. The approximate adjusted value of this proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$100.2 million (R$ 331 million) related to the TAM’s part as of December 31, 2017, pending the final outcome of the matter.

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

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is a leased aircraft. The total amount involved in this administrative proceeding is US$2.33 millios (R$7.7 million) as of December 31, 2017. The administrative proceeding awaits a decision. In the opinion of our legal advisors, losing in this proceeding is possible.

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), and a fine of 150% and interest was imposed on TAM. In summary, the RFB intends to require IRPJ and CSLL on the alleged capital gain earned by TAM S/A, as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2017 the updated amount of the assessment and fees discussed was approximately US$148.73 million (R$ 492 million). These tax proceedings are currently in process and subject to review by the Administrative Superior Court (CARF) and awaiting final administrative decision.

A tax assessment was issued by the Sao Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015. On December 31, 2017 the updated amount of the assessment discussed was approximately US$108.22 million (R$ 358 million). The Company believes that a favorable outcome is not likely. These tax proceedings are currently in a judicial discussion (Annulatory Action filed in January 2018).

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of US$73.76 million (R$244 million) as of December 31, 2017. The possible outcome in this case is likely to be unfavorable and a penalty of US$60.78 million, (R$168 million) is expected. These tax proceedings are currently in process and subject to review by the Administrative Superior Court (CARF) awaiting final administrative decision.

On October 29, 2018, the Federal Revenue Service issued a tax assessment notice against TLA in the amount of US$117 million (R$457 million), due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (GILRAT - former "SAT"), in the term from 11/2013 until 12/2017. TLA has presented their defense to the administrative court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending recourse to Superior Court (CARF). In the opinion of our legal advisors, losing in this proceeding is possible.

It is important to highlight that TAM Linhas Aereas has other relevant legal cases involving tax issues.

For additional Legal Proceedings relating to the ordinary course of our business, please see Note 31 – Contingencies – to our audited consolidated financial statements.

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

A. Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs were listed on the NYSE under the symbol “LFL” on November 7, 1997. On May 15, 2017, LATAM changed the symbol of its ADSs listed on the NYSE from “LFL” to “LTM”, as well as its shares listed on the SSE from “LAN” to “LTM”. The common shares also trade on the Bolsa Electrónica de Chile. The outstanding ADSs are identified by the CUSIP number 501723100.

As of December 31, 2018, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

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

Organization and Register

LATAM Airlines Group is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile. LATAM Airlines Group was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31,759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (Registro de Comercio del Conservador de Bienes Raices de Santiago) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

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

As of February, 28, 2019, our share capital consisted of 606,874,525 common shares of which 606,407,693 are subscribed and fully paid shares and 466,832 shares are pending subscription and payment. The unsubscribed shares include 466,832 that remain unsubscribed following our most recent capital increase. The current share capital amount reflects the expiration of stock options, covering 4,789,718 shares that had been granted under employee compensation plans. Upon the expiration of the stock options on December 21, 2016, the Company’s capital stock was reduced to 606,874,525 shares. Pursuant to one employee compensation plan approved by extraordinary shareholders’ meeting held on June 11, 2013, the issuance of the shares for this compensation plan has been authorized but has not been made effective.

Chilean law recognizes the right of corporations to issue shares of common and preferred stock.. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.

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

The Chilean Corporation Law sets forth a number of exceptions to the foregoing rules. In the following situations, transactions with related parties may be carried out without complying with the foregoing rules: (i) if a transaction does not involve a substantial amount (it is deemed that a transaction does not involve a substantial amount if it does not exceed 1.0% of the net worth of the company and does not exceed the equivalent of 2,000 UF or approximately US$79,352 as of the date of this annual report on Form 20-F) unless such a transaction exceeds 20,000 UF (for this calculation all similar transactions carried out within a consecutive 12-month period between the same parties or for the same subject matter, shall be deemed as a single transaction), (ii) transactions which according to the policies determined by the board of directors, are deemed to be within the ordinary course of business (the determination of such policies shall be disclosed as a material fact and made available to shareholders), and (iii) if the counterparty is an entity in which the publicly-traded company has, directly or indirectly, at least a 95.0% ownership. As per the exemption indicated in (ii) above, on December 29, 2009, the board of directors of LATAM Airlines Group established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.

 Shareholders’ Meetings and Voting Rights

The Chilean Corporation Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on April 27, 2017, and the most recent ordinary annual meeting of our shareholders was held on April 26, 2018.

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

Registration and Transfers

The Depósito Central de Valores (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. Material Contracts

Table of Material Contracts for the Purchase of Aircrafts

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Boeing 767-300 Fleet
Purchase Agreement No. 2126 with the Boeing Company	January 30, 1998	➢ Boeing 767-300 passenger aircrafts (2)	US$200,000,000
Supplemental Agreement No. 16 to Purchase Agreement No. 2126	November 11, 2004	➢ Boeing 767-300 passenger aircrafts (3) ➢ Boeing 767-300 freighter aircraft (1)	US$140,000,000
Supplemental Agreement No. 20 to Purchase Agreement No. 2126	April 28, 2005	➢ Boeing 767-300 passenger aircraft (1) ➢ Boeing 767-300 freighter aircrafts (2)	US$300,000,000
Supplemental Agreement No. 21 to Purchase Agreement No. 2126	July 20, 2005	➢ Boeing 767-300 passenger aircrafts (3)	US$410,000,000
Supplemental Agreement No. 22 to Purchase Agreement No. 2126	March 31, 2006	➢ Boeing 767-300 (3) ➢ Converted two (2) Boeing 767-300 freighter aircrafts to two (2) Boeing 767-300 passenger aircrafts	US$430,000,000
Supplemental Agreement No. 23 to Purchase Agreement No. 2126	December 14, 2006	➢ Boeing 767-300 passenger aircrafts (3)	US$460,000,000
Supplemental Agreement No. 24 to Purchase Agreement No. 2126	November 10, 2008	➢ Boeing 767-300 passenger aircrafts (4) ➢ Two (2) aircrafts delivered in 2011, and two (2) aircrafts delivered in 2012 ➢ Two purchase rights for Boeing 767-300 aircraft	US$636,000,000

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 28 to the Purchase Agreement No. 2126	March 22, 2010	➢ Accelerate the delivery of ten 787-8 aircraft, substitute four aircraft from 787-9 to 787-8 and substitute three 767-316ER to 767-316F freighter aircraft
Supplemental Agreement No. 29 to the Purchase Agreement No. 2126	November 10, 2010	➢ Accelerate the delivery of three Aircraft and substitute those three aircraft from 767-316F to 767-316ER.
Supplemental Agreement No. 30 to Purchase Agreement No. 2126	February 15, 2011	➢ Boeing 767-300 passenger aircrafts (3) ➢ Delivery was scheduled to take place in 2012	US$510,000,000
Supplemental Agreement No. 31 to Purchase Agreement No. 2126	May 10, 2011	➢ Boeing 767-300 passenger aircrafts (5) ➢ Four purchase rights for Boeing 767-300 passsenger aircraft ➢ Delivery was scheduled to take place in 2012	US$780,000,000
Supplemental Agreement No. 32 to Purchase Agreement No. 2126	December 22, 2011	➢ Exercise two purchase options for Boeing 767-300 aircrafts (2) ➢ Delivery was scheduled to take place in 2012 ➢ Remaining purchase options deleted	US$340,000,000
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	➢ Boeing 787-8 aircrafts (18) ➢ Boeing 787-9 aircrafts (8) ➢ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018	US$3,200,000,000
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	➢ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	➢ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	➢ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	➢ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	➢ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Boeing 777 Freighter Fleet
Purchase Agreement No. 3194 with the Boeing Company	July 3, 2007	➢ Boeing 777 freighter aircrafts (2) ➢ Delivery was scheduled to take place in 2011 and 2012	US$545,000,000
Letter Agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194	March 22, 2010	➢ Transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.
Supplemental Agreement No. 2 to Purchase Agreement No. 3194	November 2, 2010	➢ Exercise purchase option for Boeing 777 freighter aircraft (1)	US$280,000,000
Supplemental Agreement No. 4 to the Purchase Agreement No. 3194	August 9, 2012	➢ Reflect the configuration of the aircraft covered under such Purchase Agreement.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	➢ Airbus A320-Family aircrafts (5)	US$230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	➢ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	➢ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007

➢    Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.

➢    According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	➢ Airbus A320-Family aircrafts (30)	US$2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	➢ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	➢ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	➢ Airbus A320-Family aircrafts (50)	US$2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	➢ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	➢ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	➢ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	➢ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	➢ Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	➢ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	➢ Covering the substitution of certain Aircraft.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	➢ Airbus 320 NEO Family aircraft (20) ➢ Delivery scheduled to take place in 2017 and 2018	US$1,700,000,000
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	➢ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	➢ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	➢ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	➢ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	➢ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	➢ Covering the cancellation of the delivery of four A320 NEO Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	➢ Airbus A320-Family aircrafts (31) ➢ Airbus A330-200 aircrafts (6) ➢ Delivery was scheduled to take place between 2007 and 2010	US$3,300,000,000
New Purchase Agreement with Airbus S.A.S.	January 2008	➢ Airbus A320-Family aircrafts (20) ➢ Airbus A330-200 aircrafts (4) ➢ Delivery was scheduled to take place between 2007 and 2014	US$2,140,000,000
New Purchase Agreement with Airbus S.A.S.	July 2010	➢ Airbus A320-Family aircrafts (20) ➢ Delivery was scheduled to take place between 2014 and 2015	US$1,450,000,000
New Purchase Agreement with Airbus S.A.S.	October 2011	➢ Airbus A320-Family aircrafts (10) ➢ Airbus A320 NEO Family aircrafts (22) ➢ Delivery scheduled to take place between 2016 and 2018 ➢ Ten option rights for Airbus A320 NEO Family aircraft	US$1,730,000,000
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	➢ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	➢ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	➢ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	➢ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	➢ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	➢ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	➢ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	➢ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	➢ Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	➢ Reschedule of the delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft. ➢ Cancel the delivery of one A321 Aircraft.
TAM Material Contracts – A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	➢ Airbus A350 aircrafts (22) ➢ Ten option rights for Airbus A350 aircraft	US$6,480,000,000
Amendment No. 1 to the A350 Purchase Agreement	July 2010	➢ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	➢ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	➢ Novating the A350 purchase agreement from TAM to LATAM.
Amendment No. 4 to the A350 Purchase Agreement	September 2015	➢ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	➢ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	➢ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	➢ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	➢ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft. ➢ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
TAM Material Contracts – Boeing 777 Purchase Agreement
Purchase Agreement with Boeing	February 2007	➢ Boeing 777-32WER aircrafts (4)	US$1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	➢ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	➢ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	➢ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	➢ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	➢ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	➢ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	➢ Reschedule the delivery of certain aircraft.

Other Material Contracts

Boeing

On May 9, 1997, we entered into the Aircraft General Terms Agreement with The Boeing Company (“AGTA”), applicable to all Boeing aircraft contracted for purchase from The Boeing Company.

Boeing Aircraft Holding Company

On May 8, 2018, we also entered into an Aircraft Lease Common Terms Agreement with The Boeing Aircraft Holding Company for the lease of two B777-200ER aircraft. The average term of the lease is 12 months.

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

On January 11, 2011, TAM Linhas Aereas S.A. entered into General Terms Agreement No. DEG5292 (the “GTA”) with Rolls-Royce PLC for the sale and support by Rolls-Royce of Trent XWB engines to power 27 A350XWB family aircraft and up to 7 Trent XWB spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with Rolls-Royce TotalCare Services Limited for the provision by Rolls-Royce of maintenance services for the above-mentioned installed and spare engines, for a period of 12 years per engine. Subsequently, on July 31, 2015, the aforementioned agreements were assigned, so that LATAM Airlines Group S.A. replaces TAM Linhas Aereas S.A. in both agreements.

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

On January 16, 2018, we entered into an Operating Lease Agreement with Avolon Aerospace of two A321-200 aircraft. The estimated market value of these aircraft is US$ 88,600,000. The average term of the lease is 124 months.

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

Wamos Air

Between March and May 2018, we entered into an ACMI Lease Contract  (wet lease) with Wamos Air S.A of four A330-200 aircraft and one B747-400 aircraft, which Wamos provided the services for aircraft, crew, maintenance and insurance. These aircraft were delivered in 2018 and the average term of lease was six months.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The treaty will have to be approved by the U.S. Senate and  before it becomes effective (the Chilean Congress ratified it in 2017).

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

In addition, in August 2018, a tax reform bill was presented in the Chilean congress, which proposes to reverse the current coexistence of two alternative tax regimes established in the Tax Reform Act by going back to a fully integrated system with a 100% credit of the corporate tax against individual or foreign entity taxes. Additionally, this tax reform bill seeks to modernize and provide more certainty with respect to the current tax system. For example, the bill proposes to modernize the current ledgers system and to include tax deductions for certain ordinary course business disbursements that are a part of, but not directly associated with, an entity’s primary business activities. In addition, this tax reform bill includes an amendment to the green tax regulation, allowing for taxation of all pollution credits and tax credits for reductions in all polluting emissions, which should in totality reduce most businesses’ net green tax payments. As currently proposed, we do not expect any material adverse effect on our business from this bill. However, we cannot offer any assurance that there will not be additional changes made to the tax bill that would negatively affect our business, results of operations or financial condition.

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

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non Treaty Country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100)	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.24)
Net dividend received	19.5	16.66
Effective dividend withholding rate	11%	24%

(*)	30% of net distributable income.
(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

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

The First Category Tax credits accumulated until December 31, 2016 correspond to the First Category Tax we actually paid on the income generated in a given year. For earnings generated from 1991 until 2001, the First Category Tax rate was 15%. The rate was 16.0% in 2002, 16.5% in 2003, 17% from 2004 until 2010, 20% from 2011 until 2013, 21% in 2014, 22.5% in 2015, 24% in 2016 and 25.5% in 2017 for companies subject to the Partially Integrated System.

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

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$8,351 as of December 31, 2018) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$39,676 as of December 31, 2018) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value. This tax regime does not apply if the transaction involves an amount of shares that would allow the acquirer to take control of the publicly traded corporation, in which case the ordinary tax regime referred to in the previous paragraph will apply, unless the transfer is part of a tender offer governed by the Securities Market Law or the transfer is done on a Chilean stock exchange, without substantially exceeding the market price.

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

Material United States Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S holders with respect to their ownership and disposition of ADSs or common shares. Accordingly, it is not intended to be, and should not be construed as, tax advice.This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a financial institution,

•	a regulated investment company,

•	a real estate investment trust,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that directly, indirectly or constructively owns 10% or more of the vote or value of our stock,

•	a person that holds common shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells common shares or ADSs as part of a wash sale for tax purposes,

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

•	a U.S. expatriate,

•	a person who acquired our ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or

•	a partnership or other pass-through entity or arrangement treated as such (or a person holding our ADSs or common shares through a partnership or other pass through entity or arrangement treated as such).

If you are a member of a special class of holders subject to special rules, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares or ADSs, including the potential impact of recently enacted legislation (P.L. 115-97) commonly referred to as the Tax Cut and Jobs Act (the “Act”). Moreover, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of common shares and ADSs.

This section is based on the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change or differing interpretation, possibly on a retroactive basis. No ruling has been sought from the U.S. Internal Revenue Service with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service or a court will not take a contrary position. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty but the treaty is not yet in effect since it has not yet been ratified by both the U.S. Senate and the Chilean Congress. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares or ADSs, including the potential impact of the Act.

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) a valid election is in effect under applicable Treasury regulations to treat the trust as a U.S. person.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE CHILEAN AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON SHARES AND ADSs IN YOUR PARTICULAR CIRCUMSTANCES.

ADSs

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the beneficial owner of the common shares represented by those ADRs. Exchanges of common shares for ADRs, and ADRs for common shares, generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of actions the holders of ADSs are not properly treated as beneficial owners of the underlying common shares.

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares or ADSs, as the case may be, and thereafter as capital gain from the sale or exchange of the common shares or ADSs, as the case may be. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat any distributions we make as dividend income for U.S. federal income tax purposes.

If you are an individual, trust, or estate U.S. holder, dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

•	(a) the ADSs or common shares are readily tradable on an established securities market in the United States; or (b) we are eligble for benefits of a comprehensive tax treaty with the United States, which the IRS determines is satisfactory for this purpose, which includes an exchange of information program;

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

•	you hold the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirement; and the U.S. holder is not under an obligation to make related payments with respect to positions • in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. See “—PFIC Rules” below.

The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income (provided that the other conditions listed above are met). Because our common shares are not expected to be listed on any United States securities market, dividends we pay with respect to the common shares will not be qualified dividend income (as long as there is no income tax treay in effect between Chile and the United States), and therefore, the U.S. dollar amount of such dividends received by an individual, trust, or estate U.S. holder will be subject to taxation at ordinary U.S. federal income tax rates. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations or certain foreign corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot Chilean pesos/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The dividend income you have to include in gross income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) generally will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to preferential U.S. federal income tax rates. To the extent a refund of the tax withheld is available to you under Chilean law, as is the case if the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive as described above under “—Taxation—Chilean Tax—Cash Dividends and Other Distributions,” the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of an individual trust, or estate U.S. holder is generally taxed at preferential rates (i.e. a maximum U.S. federal income tax rate of 20% plus 3.8% “Net Investment Income Tax” if certain income threshholds are met; see “Net Investment Income Tax” below) where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the Chilean tax imposed on the disposition of common shares or ADSs as a foreign tax credit against your U.S. federal income tax liability on such disposition, but you may apply such Chilean taxes as a foreign tax credit against U.S. federal income tax due on other inocme you may have that is treated as derived from foreign sources in the appropriate foreign tax credit limitation category.

If the consideration received for our common shares or ADSs is paid in foreign currency (which should not be the case in respect of our ADSs), the amount realized will be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition. If our common shares or ADSs are treated as traded on an established securities market and the relevant U.S. holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the U.S. Internal Revenue Service), such holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our common shares or ADSs are not treated as traded on an established securities market, or the relevant U.S. holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of disposition (as determined above) and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. holder’s initial tax basis in our common shares or ADSs will equal the cost of such ADSs or common shares. If a U.S. holder used foreign currency to purchase our common shares or ADSs, the cost of our common shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our common shares or ADSs are treated as traded on an established securities market and the relevant U.S. holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% “net investment income” tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of common shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the “net investment income” tax to your income and gains in respect of your investment in the common shares or ADSs.

PFIC Rules

We believe that common shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain that is eligible for preferential tax rates in the case of non-corporate U.S. holders. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election electing to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, unless you make a timely “mark-to-market” election or “qualified electing fund” election, distributions that you receive from us as a direct or indirect U.S. holder will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. Internal Revenue Service if such holder holds or ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the common shares or ADSs.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares or ADSs) with an aggregate value in excess of certain threshold amounts are required to report information relating to such assets, subject to certain exceptions (including an exception for stock held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of common shares and ADSs.

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

LATAM fuel consumption for 2018 was 1,205.2 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established three hedging zones based on advance purchase behavior, pass-through and fuel invoicing process, which are managed by Management.

Jet Fuel is not the only underlying asset that LATAM may use for hedging purposes. It may also consider derivative instruments in other underlying commodity assets such as ICE Brent, West Texas Intermediate (WTI) or NYMEX Heating Oil (HO).

LATAM has decided to use protective and non-speculative instruments to reduce the operating margin exposure. Also, LATAM will not use financial derivatives to speculate on financial markets and consequently obtain gains from these types of transactions, and will not receive premiums as cash from sold options (nevertheless LATAM could buy and sell options as a structured product).

LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”

During 2018, 2017 and 2016 we entered into a mix of swaps and option contracts on NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2018 LATAM	2017 LATAM	2016 LATAM
Gallons Purchased (million)	521.9	441.1	781.2
% Total Annual Fuel Consumption	40.8%	37.7%	66.7%
Combined Result of Hedges (in million of US$)	29.7	15.1	(48.0)

As of December 31, 2018, the fair value of our outstanding fuel related derivative contracts was estimated to be US$ 15.8 million (negative).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2018, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2018, 2017 and 2016.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2018 LATAM	2017 LATAM	2016 LATAM
	(millions of US$ per barrel)
HO or JET benchmark price
+5	+7.4	+1.8	+3.1
–5	-5.5	-3.3	–4.8

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure as of December 31, 2018, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 135.2 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 146.5 million of the Company’s total fuel consumption.

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

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2018, LATAM doesn’t have current hedge instruments on its portfolio.

Because of changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).

As of December 31, 2018 the Company has entered into derivatives that are not registered under hedge accounting. The fair value of that derivatives was estimated to be US$ 19.4 million (positive). Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of TAM and its balance sheet currency mismatch, as TAM has a net US$ liability position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of TAM may fluctuate and therefore could impact LATAM’s financial results.

The exposure to the Brazilian real on TAM’s balance sheet has been reduced from over US$4.0 billion since the combination in June 2012 to around US$0.4 billion as of December 31, 2018. The Company continues working to mitigate this exposure through financial and operational proposals.

The following table shows the sensitivity of TAM’s financial results to changes in the R$/US$ exchange rate:

	TAM exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2018	2017	2016
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+39.8	+80.5	+119.2
+10%	-39.8	-80.5	–119.2

Our foreign currency exchange exposure as of December 31, 2018 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	147,834	4.47%	1,751,801	52.98%	722,338	21.85%	684,389	20.70%	3,306,362
Other assets	9,616,793	67.44%	4,449,941	31.20%	9,412	0.07%	184,269	1.29%	14,260,415
Total assets	9,764,627	55.59%	6,201,742	35.30%	731,750	4.17%	868,658	4.94%	17,566,777
Current liabilities	2,805,200	50.37%	1,503,369	27.00%	591,812	10.63%	668,371	12.00%	5,568,752
Long-term liabilities	7,061,184	85.58%	660,590	8.01%	513,470	6.22%	16,005	0.19%	8,251,249

Total liabilities and shareholders’ equity	9,866,384	71.39%	2,163,959	15.66%	1,105,282	8.00%	684,376	4.95%	13,820,001

Risk of Fluctuations in Interest Rates

As of December 31, 2018, LATAM had US$7,313million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 59.5% of LATAM outstanding debt as of December 31, 2018 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$2,962 million, from which 85.7% is assigned to aircraft financing and 14.3% to non-aircraft financing. The fixed interest rate debt amounts are US$ 4,352 million of which 54.2% is assigned to aircraft financing and 45.8% to non-aircraft financing. The interest rate hedged debt amounts to US$101 million of which 100% is assigned to interest rate swaps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2018, the fair value of all the interest rate swaps was US$ 2.2 million (negative).

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing, has enabled the Company to have predictable interest rate costs, reducing the cash volatility.

As of December 31, 2018, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.62%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2018 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2018 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2019	2020	2021	2022	2023	2024 and thereafter
	(millions of US$)
Interest-bearing liabilities	4.62%	1,334	1,514	1,173	823	526	1,943

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2018 after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2018 LATAM	2017 LATAM	2016 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-29.62	-29.26	–33.92
–100 basis points	+29.62	+29.26	+33.92

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2018 LATAM	2017 LATAM	2016 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+0.7	+1,9	+3.9
–100 basis points	-0.7	-1,9	–4.0

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

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$0.05[2] (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions • Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2018, the Company received US$1,062,277 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

(a) Disclosure Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2018, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

2 Withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.

(b) Management’s annual report on internal control over financial reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2018 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements.

(d) Changes in internal controls over financial reporting. There have been no changes that have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated Georges de Bourguignon Arndt as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. de Bourguignon is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

ITEM 16 B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile, or by e-mail at InvestorRelations@latam.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2018 and 2017:

	2018	2017
	USD (in thousands)
Audit fees	2,213	1,780
Audit-related fees	9	19
Tax fees	-	-
All Other fees	5	15
Total fees	2,227	1,814

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2018 correspond to to attestation services related with revenues in Argentina. Fees in 2017 correspond to attestation services related with revenues in Argentina and expenses in Ecuador.

Other fees in the above table are fees billed by PricewaterhouseCoopers as of December 31, 2018 and correspond to foreign trade & customs training; fees in 2017 correspond to training in connection with the Foreign Corrupt Practices Act.

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

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16 G. CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Chilean corporation with shares listed on the SSE and the Chilean Electronic Exchange and our ADSs listed on the NYSE. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Under Chilean law, we are not required to have a majority of independent directors on our board.

Our board of directors’ committee (all of whom are members of our board of directors) is composed of three board members, two of whom must be independent if we have a sufficient number of independent board members on our board.

The definition of independence applicable to us pursuant to the Chilean Corporation Law differs in certain respects from the definition applicable to U.S. issuers under the NYSE rules.

Pursuant to Law No. 20,382 on Corporate Governance, which came into effect on January 1, 2010, we are also required to have at least one independent board member.

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

ITEM 16 H. Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File No. 333-131938.

2.5	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.6	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.7	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A), incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.8	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon, incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.9	Indenture, dated as of April 11, 2017, between LATAM Finance Limited, as issuer, LATAM Airlines Group S.A., as guarantor, and The Bank of New York Mellon, as trustee, transfer agent and paying agent.

2.10*	Indenture dated as of February 11, 2019 by and among, Latam Finance Limited, as issuer, Latam Airlines Group S.A., as guarantor, and the Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent in respect of the 7.00% Senior Notes Due 2026.

2.11	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1.1	Amendment No. 1, dated as of November 14, 2003, and Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on December 21, 2004, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126, dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23, dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on April 23, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24, dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2009, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft, dated as of July 3, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2, dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3, dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4, dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.5.	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.8	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.10	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.13	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.15	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.18	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.27	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.27.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.27.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.30	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.33.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Latam Airlines Group S.A. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows direct - method for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PwC Chile, Av. Andrés Bello 2711 – piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 ½ Teléfone: (562) 2940 0000 ½ www.pwc.cl

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

Santiago – Chile

April 9, 2019

We have served as the Company’s auditor since 1991.

F-3

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

F-5

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2018	2017
		ThUS$	ThUS$
Current assets
Cash and cash equivalents	6 - 7	1,081,642	1,142,004
Other financial assets	7 - 11	383,984	559,919
Other non-financial assets	12	320,977	221,188
Trade and other accounts receivable	7 - 8	1,162,582	1,214,050
Accounts receivable from related entities	7 - 9	2,931	2,582
Inventories	10	279,344	236,666
Current tax assets	18	69,134	77,987
Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,300,594	3,454,396
Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	5,768	291,103

Total current assets		3,306,362	3,745,499

Non-current assets
Other financial assets	7 - 11	58,700	88,090
Other non-financial assets	12	233,741	220,807
Accounts receivable	7 - 8	5,381	6,891
Intangible assets other than goodwill	15	1,441,072	1,617,247
Goodwill	16	2,294,072	2,672,550
Property, plant and equipment	17	9,953,365	10,065,335
Current tax assets	18	757	17,532
Deferred tax assets	18	273,327	364,021
Total non-current assets		14,260,415	15,052,473
Total assets		17,566,777	18,797,972

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
	Note	2018	2017
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 19	1,430,789	1,300,949
Trade and other accounts payables	7 - 20	1,674,303	1,695,202
Accounts payable to related entities	7 - 9	382	760
Other provisions	21	4,794	2,783
Current tax liabilities	18	3,738	3,511
Other non-financial liabilities	22	2,454,746	2,823,963
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		5,568,752	5,827,168
Liabilities included in disposal groups classified as held for sale	13	-	15,546
Total current liabilities		5,568,752	5,842,714

Non-current liabilities
Other financial liabilities	7 - 19	5,864,910	6,605,508
Accounts payable	7 - 24	483,656	498,832
Other provisions	21	303,495	374,593
Deferred tax liabilities	18	872,121	949,697
Employee benefits	23	82,365	101,087
Other non-financial liabilities	22	644,702	158,305
Total non-current liabilities		8,251,249	8,688,022
Total liabilities		13,820,001	14,530,736

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings	25	597,675	475,117
Treasury Shares	25	(178)	(178)
Other reserves		(76,926)	554,885
Parent's ownership interest		3,666,836	4,176,089
Non-controlling interest	14	79,940	91,147
Total equity		3,746,776	4,267,236
Total liabilities and equity		17,566,777	18,797,972

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended
		December 31,
	Note	2018	2017	2016
		ThUS$	ThUS$	ThUS$

Revenue	26	9,895,456	9,613,907	8,988,340
Cost of sales		(7,962,843)	(7,441,849)	(6,967,037)
Gross margin		1,932,613	2,172,058	2,021,303

Other income	28	472,758	549,889	538,748
Distribution costs		(619,200)	(699,600)	(747,426)
Administrative expenses		(721,270)	(938,931)	(872,954)
Other expenses		(359,781)	(368,883)	(373,738)
Other gains/(losses)		53,499	(7,754)	(72,634)
Income from operation activities		758,619	706,779	493,299

Financial income		53,253	78,695	74,949
Financial costs	27	(356,269)	(393,286)	(416,336)
Foreign exchange gains/(losses)	29	(157,709)	(18,718)	121,651
Result of indexation units		(865)	748	311
Income (loss) before taxes		297,029	374,218	273,874
Income tax expense / benefit	18	(83,782)	(173,504)	(163,204)

NET INCOME (LOSS) FOR THE PERIOD		213,247	200,714	110,670

Income (loss) attributable to owners of the parent		181,935	155,304	69,220
Income (loss) attributable to non-controlling interest	14	31,312	45,410	41,450

Net income (loss) for the year		213,247	200,714	110,670

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.30002	0.25610	0.12665
Diluted earnings (losses) per share (US$)	30	0.30002	0.25610	0.12665

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2018	2017	2016
		ThUS$	ThUS$	ThUS$
NET INCOME (LOSS)		213,247	200,714	110,670
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(5,820)	2,763	(3,105)
Total other comprehensive income that will not be reclassified to income before taxes		(5,820)	2,763	(3,105)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(610,201)	(47,494)	494,362
Other comprehensive income, before taxes, currency translation differences		(610,201)	(47,494)	494,362
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(27,797)	18,344	127,390
Other comprehensive income (losses), before taxes, cash flow hedges		(27,797)	18,344	127,390
Total other comprehensive income that will be reclassified to income before taxes		(637,998)	(29,150)	621,752
Other components of other comprehensive income (loss), before taxes		(643,818)	(26,387)	618,647
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	1,567	(785)	921
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		1,567	(785)	921
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(269)	(1,770)	(34,695)
Income taxes related to components of other comprehensive incomethat will be reclassified to income		(269)	(1,770)	(34,695)
Total Other comprehensive income		(642,520)	(28,942)	584,873
Total comprehensive income (loss)		(429,273)	171,772	695,543
Comprehensive income (loss) attributable to owners of the parent		(447,405)	128,877	648,539
Comprehensive income (loss) attributable to non-controlling interests		18,132	42,895	47,004
TOTAL COMPREHENSIVE INCOME (LOSS)		(429,273)	171,772	695,543

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2018		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	475,117	4,176,089	91,147	4,267,236
Increase (decrease) by application of new accounting standards	25	-	-	-	-	-	-	-	-	(4,797)	(4,797)	-	(4,797)
Initial balance modified		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	470,320	4,171,292	91,147	4,262,439
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	181,935	181,935	31,312	213,247
Other comprehensive income		-	-	(597,615)	(27,473)	(4,252)	-		(629,340)	-	(629,340)	(13,180)	(642,520)
Total comprehensive income		-	-	(597,615)	(27,473)	(4,252)	-	-	(629,340)	181,935	(447,405)	18,132	(429,273)
Transactions with shareholders Dividens	25	-	-	-	-	-	-	-	-	(54,580)	(54,580)	-	(54,580)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,607)	(864)	(2,471)	-	(2,471)	(29,339)	(31,810)
Total transactions with shareholders		-	-	-	-	-	(1,607)	(864)	(2,471)	(54,580)	(57,051)	(29,339)	(86,390)

Closing balance as of December 31, 2018		3,146,265	(178)	(2,729,205)	(9,333)	(15,178)	37,874	2,638,916	(76,926)	597,675	3,666,836	79,940	3,746,776

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	155,304	155,304	45,410	200,714
Other comprehensive income		-	-	(45,035)	16,634	1,974	-		(26,427)	-	(26,427)	(2,515)	(28,942)
Total comprehensive income		-	-	(45,035)	16,634	1,974	-	-	(26,427)	155,304	128,877	42,895	171,772
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(46,591)	(46,591)	-	(46,591)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	-	-	-	-	943	(501)	442	-	(2,857)	(40,392)	(43,249)
Total transactions with shareholders		(3,299)	-	-	-	-	943	(501)	442	(46,591)	(49,448)	(40,392)	(89,840)
Closing balance as of December 31, 2017		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	475,117	4,176,089	91,147	4,267,236

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

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended
		December 31,
	Note	2018	2017	2016
		ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,787,805	10,595,718	9,918,589
Other cash receipts from operating activities		95,099	73,668	70,359
Payments for operating activities
Payments to suppliers for goods and services		(7,331,390)	(6,722,713)	(6,756,121)
Payments to and on behalf of employees		(1,789,022)	(1,955,310)	(1,820,279)
Other payments for operating activities		(255,988)	(223,706)	(162,839)
Income taxes refunded (paid)		(29,186)	(91,986)	(59,556)
Other cash inflows (outflows)	35	39,612	(8,931)	(209,269)
Net cash flows from operating activities		1,516,930	1,666,740	980,884
Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		69,724	6,503	-
Cash flows used in the purchase of non-controlling interest		(2)	-	-
Other cash receipts from sales of equity or debt instruments of other entities		3,645,608	3,248,693	2,969,731
Other payments to acquire equity or debt instruments of other entities		(3,548,239)	(3,106,411)	(2,706,733)
Amounts raised from sale of property, plant and equipment		223,753	51,316	76,084
Purchases of property, plant and equipment		(660,707)	(403,666)	(694,370)
Amounts raised from sale of intangible assets		-	-	1
Purchases of intangible assets		(96,206)	(87,318)	(88,587)
Interest received		10,175	12,684	11,242
Other cash inflows (outflows)	35	(2,476)	(9,223)	843
Net cash flow from (used in) investing activities		(358,370)	(287,422)	(431,789)
Cash flows from (used in) financing activities	35
Amounts raised from issuance of shares		-	-	608,496
Amounts raised from long-term loans		779,062	1,305,384	1,820,016
Amounts raised from short-term loans		293,000	132,280	279,593
Loans repayments		(1,045,662)	(1,829,191)	(2,121,130)
Payments of finance lease liabilities		(692,687)	(344,901)	(314,580)
Dividends paid		(72,620)	(66,642)	(41,223)
Interest paid		(357,355)	(389,724)	(398,288)
Other cash inflows (outflows)		44,053	13,706	(229,163)
Net cash flows from (used in) financing activities		(1,052,209)	(1,179,088)	(396,279)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		106,351	200,230	152,816
Effects of variation in the exchange rate on cash and cash equivalents		(166,713)	(7,553)	43,014
Net increase (decrease) in cash and cash equivalents		(60,362)	192,677	195,830
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,142,004	949,327	753,497
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,081,642	1,142,004	949,327

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the "Company") is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange ("NYSE"), in the form of American Depositary Receipts ("ADRs").

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay different countries. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Americo Vespucio Sur No. 901, Renca commune.

As of December 31, 2018 the statutory capital of the Company is represented by 606,874,525 shares, all ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase approved at the extraordinary shareholders meeting of August 18, 2016.

The controller of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., Owns 27.91% of the shares issued by the Company, so it is the controller of the Company in accordance with the provisions of letter b) of Article 97 and Article 99 of the Market Law of Values, taken care of that it influences decisively in the administration of this one.

As of December 31, 2018, the Company had a total of 1,451 shareholders in its registry. At that date, approximately 2.45% of the Company's property was in the form of ADRs.

For the period ended December 31, 2018, the company had an average of 41,097 employees, ending this period with a total number of 41,170 people, distributed in 6,380 Administration employees, 4,928 in Maintenance, 13,391 in Operations, 9,196 Cabin Crew , 4,169 Cockpit Crew and 3,106 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2018			As December 31, 2017			As December 31, 2016
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%

96.518.860-6	Latam Travel Chile S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2018, the indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 49% of political rights its percentage arise as a result of the provisional measure No. 714 of the Brazilian government implemented during 2016 that allows foreign capital to have up to 49% ownership. In this way, since April 2016, LATAM Airlines Group S.A. owns 901 shares with the right to vote of Holdco I S.A., which is equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 shares with the right to vote of Holdco I S.A., which is equivalent to 51% of the total shares with voting rights.

b)	Financial Information

		Statement of financial position									Net Income
											For the year ended
											December 31,
		As of December 31, 2018			As of December 31, 2017			As of December 31, 2016			2018	2017	2016
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain/(loss )
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Latam Travel Chile S.A. and Subsidary	10,165	3,210	6,955	6,771	2,197	4,574	5,468	2,727	2,741	2,385	1,833	2,650
96.763.900-1	Inmobiliaria Aeronáutica S.A.	-	-	-	-	-	-	36,756	8,843	27,913	-	-	3,443
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	522,855	1,278,349	(762,139)	499,345	1,101,548	(596,406)	475,763	1,045,761	(561,472)	(128,345)	(35,943)	(36,331)
Foreign	Lan Perú S.A.	417,767	407,570	10,197	315,607	303,204	12,403	306,111	294,912	11,199	3,372	1,205	(2,164)
Foreign	Lan Chile Investments Limited and Subsidiary (*)	-	-	-	-	-	-	-	-	-	-	-	23
93.383.000-4	Lan Cargo S.A.	511,275	334,498	176,777	584,169	371,934	212,235	480,908	239,728	241,180	(34,401)	(30,220)	(24,813)
Foreign	Connecta Corporation	66,593	28,183	38,410	38,735	17,248	21,487	31,981	23,525	8,456	16,923	13,030	9,684
Foreign	Prime Airport Services Inc. and Subsidary (*)	15,817	17,654	(1,837)	12,671	15,722	(3,051)	7,385	11,294	(3,909)	1,225	857	588
96.951.280-7	Transporte Aéreo S.A.	330,777	128,428	202,349	324,498	104,357	220,141	340,940	124,805	216,135	(17,847)	2,172	8,206
Foreign	Aircraft International Leasing Limited	-	-	-	-	-	-	-	-	-	-	-	9
96.631.520-2	Fast Air Almacenes de Carga S.A.	15,499	7,962	7,537	12,931	4,863	8,068	10,023	3,645	6,378	386	939	1,717
Foreign	Laser Cargo S.R.L.	26	13	13	18	27	(9)	21	32	(11)	(3)	2	(1)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	53,326	13,040	38,812	66,039	42,271	18,808	54,092	35,178	15,737	19,876	3,438	176
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	181,522	192,059	(9,614)	144,884	156,005	(10,112)	80,644	95,747	(13,506)	497	3,389	(910)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,383	50	1,333	11,681	5,201	6,377	10,971	6,452	4,452	(4,774)	1,561	2,549
96.847.880-K	Technical Trainning LATAM S.A.	2,879	1,031	1,848	1,967	367	1,600	1,745	284	1,461	884	109	73
Foreign	Latam Finance Limited	679,034	756,774	(77,740)	678,289	708,306	(30,017)	-	-	-	(47,723)	(30,017)	-
Foreign	Peuco Finance Limited	608,191	608,191	-	608,191	608,191	-	-	-	-	-	-	-
Foreign	Profesional Airline Services INC.	2,430	1,967	463	3,703	3,438	265	-	-	-	197	294	-
Foreign	Jarletul S.A.	18	125	(107)	-	-	-	-	-	-	(107)	-	-
Foreign	TAM S.A. and Subsidiaries (*)	4,304,126	3,013,831	1,221,459	4,490,714	3,555,423	856,829	5,287,286	4,710,308	495,562	(12,538)	160,582	2,107

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

The changes that occurred in the consolidation perimeter between January 1, 2017 and December 31, 2018, are detailed below:

(1)	Incorporation or acquisition of companies

-	Prismah Fidelidade Ltda. was constituted on June 29, 2012, whose ownership corresponds 99.99% to Multiplus S.A. direct subsidiary of TAM S.A. The operation of this company began in December 2017.

-	On November 2015, the company Peuco Finance Limited was created, whose ownership corresponds 100% to LATAM Airlines Group S.A. The operation of this company began in December 2017.

-	During the month of December 2017, a capital increase in TAM S.A was reported to the Finance Committee for up to US $ 900 million.

The contributions were made on December 11, 2017 for US $ 210 million, January 24, 2018 for US $ 449 million and February 5, 2018 for US $ 200 million, without issuance of new shares.

These capital increases were made and integrated 100% by the shareholder LATAM Airlines Group S.A.

The foregoing, in accordance with the TAM's shareholder Holdco I S.A., who renounces to any right arisinged from this increase.

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownsership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S. A.. The company main activity is a Travel Agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. correspond to 99.2012%

(2)	Dissolution of companies

-	On November 20, 2017 LATAM Airlines Group S.A. acquires 100% of the shares of Inmobiliaria Aeronáutica S.A. consequently, a merger and subsequent dissolution of said company was carried out.

(3)	Disappropriation of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., sold to Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C., 100% of the capital stock of Rampas Andes Airport Services S.A.

The sale value of Rampas Andes Airport Services S.A. it was of ThUS$ 8,624.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Air Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2018, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issue by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

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

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2018:

	Date of issue	Mandatory application: exercises started at from
(i) Rules and amendments

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from ordinary activities from contracts with customers.	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from ordinary activities from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contract	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

(ii) Improvements

Improvements to the International Financial Reporting Standards (cycle 2014-2016) IFRS 1: Adoption for the first time of international financial reporting standards and IAS 28 Investments in associates and joint ventures.

	December 2016	01/01/2018
(iii) Interpretations

IFRIC 22: Transactions in foreign currency and anticipated consideration	December 2016	01/01/2018

The Company has recognized the changes identified as a result of the adoption of IFRS 9 and IFRS 15, recognizing the cumulative effect of the initial application of these standards as an adjustment to the opening balance of retained earnings as of January 1, 2018, therefore, the Financial statements as of December 31, 2017 have not been modified.

The impacts of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from ordinary contracts with customers are as follows:

Consolidated statement of financial position (extract)

		As of	Adoption				As of
		December 31,	effect				January 1
	Note	2017	IFRS 9		IFRS 15		2018
		ThUS$	ThUS$		ThUS$		ThUS$
Current assets
Other non-financial assets, current	7 - 12	221,188	-		54,361	(4)	275,549
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945

Non-current assets
Deferred tax assets		364,021	89	(2)	6,005	(7)	370,115

Current liabilities
Accounts payable commercial and other Debts to pay	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603

Non-current liabilities
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148

Equity
Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate porcentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
			Up to	Up to	More than
		Up to	91 to	181 to	360
	Up to date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2) Deferred tax adjustments originated by the application of IFRS 9.

(3) Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
	Loans	Hedge	Held	Initial as fair value		At fair value
	and	and	for	through profit	Cost	with changes
Assets	receivables	derivatives	traiding	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536

Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-

Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
	Others	Held
	financial	hedge	Cost
Liabilities	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251

Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018	-	14,817	10,086,434	10,101,251

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22.0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16.8 million, which previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler's checks for US $ 6.6 million.

(6) Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

The effects of the changes recognized in the application of IFRS 15 in the year 2018 in the consolidated income statement are presented below:

		For the year ended December 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
		Results		Deferred		Results
		under	Contract	revenues		under
	Note	IFRS 15	costs (4)	recognition [(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	26	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	-	(34,986)	-	(7,997,829)
Gross margin		1,932,613	-	13,575	31,501	1,977,689

Other income	28	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	(43)	-	(20,003)	(639,246)
Administrative expenses		(721,270)	(806)	-	(54,061)	(776,137)
Other expenses		(359,781)	-	-	-	(359,781)
Other gains/(losses)		53,499	-	-	-	53,499
Income from operation activities		758,619	(849)	13,575	-	771,345

Financial income		53,253	-	-	-	53,253
Financial costs	27	(356,269)	-	-	-	(356,269)
Foreign exchange gains/(losses)	29	(157,708)	-	-	-	(157,708)
Result of indexation units		(865)	-	-	-	(865)

Income (loss) before taxes		297,030	(849)	13,575	-	309,756
Income (loss) tax expense / benefit	18	(88,456)	(23)	(1,030)	-	(89,509)
NET INCOME (LOSS) FOR THE PERIOD		208,574	(872)	12,545	-	220,247
Income (loss) attributable to owners of the parent		176,822	(872)	12,545	-	188,495
Income (loss) attributable to non-controlling interest	14	31,752	-	-	-	31,752
Net income (loss) for the year		208,574	(872)	12,545	-	220,247

(b)          Accounting pronouncements not yet in force for financial years beginning on January 1, 2018 and which has not been effected early adoption

(i) Rules and amendments	Date of issue	Mandatory application: exercises started at from

IFRS 16: Leases	January 2016	January 1, 2019

Amendment to IFRS 9: Financial Instruments	October 2017	January 1, 2019

Amendment to IAS 28: Investments in associates and joint ventures	October 2017	January 1, 2019

IFRS 17: Insurance contracts	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

Amendment to IAS 19: Benefits to employees	February 2018	January 1, 2019

	Date of issue	Mandatory application: exercises started at from

Amendment to IFRS 3: Business combination	October 2018	January 1, 2020

Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	December 2017	January 1, 2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	June 2017	January 1, 2019

The Company's management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the consolidated financial statements of the Company in the exercise of its first application, except for IFRS 16.

IFRS 16 Leases incorporates significant changes in the accounting of tenants by requiring a similar treatment to financial leases for all those leases that are currently classified as operational lease with a term greater than 12 months. This standard will be applied since January 1, 2019 and means, in general terms, that an asset representative of the right to use the assets subject to operational leasing contracts and a liability equivalent to the present value of the payments associated with the contract must be recognized. The effects on the income statement will be; the monthly lease payments will be replaced by the depreciation of the right of use and the recognition of a financial expense. Likewise, in the Statement of Cash Flows, the operating flow will decrease by the amount of the lease payment, increasing the flow of financing, separated in interest and principal, from the lease liability.

During the year 2018 the Company began the analysis of the effects of first adoption of IFRS 16, applying this new standard to the contracts identified as leases using IAS 17 "Leases" and IFRIC 4 "Determining whether an Arrangement Contains a Lease”.

The Company will apply this new standard with a retrospective application, restating the comparative financial statements, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The Company will continue to recognize the expenses associated with short-term lease contracts, as well as with the underlying low-value assets, in a straight-line manner as an expense in profit or loss, as indicated by the exception established in IFRS 16.

When establishing the terms of the lease, the Company has evaluated the relevant facts or circumstances that may determine the possible exercise of the options to extend or terminate the lease agreements. These options will be evaluated on each closing date.

For the valuation of the right of use and the lease liability, the Company has determined the present value of the payments for non-cancelable leases, using the implicit interest rate for leases related to aircraft, and incremental borrowing rate for the rest of the contracts. For incremental borrowing rate, the company considered for its calculation historical information on financing of the Company, market variables, asset types, country risk and currency among other factors.

The main impact due to the application of this new standard will came from the aircraft and engines, whose quantity and balance of non-cancelable lease commitments is disclosed in note 32 "Commitments".

As at the reporting date, the group has non-cancellable operating lease commitments for aircraft and engines of US$ 3,581 millions, additionally for other assets, it amounts of US$ 161 millions. Of these commitments, approximately US$ 59 millions relate to short-term leases and to low value leases which will both be recognized on a straight-line basis as expense in profit or loss.

For the remaining lease commitments the group expects to recognize right-of-use assets of approximately US$ 2,512 millions on 1 January 2019, and lease liabilities for US$ 2,820 millions. It is estimated that there will be no significant effects on net income for the year 2019.

Operating cash flows will increase and financing cash flows decrease by approximately US$ 521 millions as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

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

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion. (See Note 4(g))

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

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

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

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

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

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

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

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

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

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

The expense by tax is comprised of income and deferred taxes.

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

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, whose objective is loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well as using the services of the associated entities.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the exchange is made through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of the deferred income by loyalty programs at the end of the period corresponds to the valuation of the miles and points awarded to the holders of the loyalty programs, pending use, weighted by the probability of their exchange.

The miles and points that the Company estimates will not be exchanged, the proportionally associated value is recognized during the period in which it is expected that the remaining miles and points will be exchanged. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

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

Fuel Hedging Results:

During the year ended December 31, 2018, the Company recognized gains of US$ 29.7 million for fuel coverage net of premium. During the same period of 2017, the Company recognized gains of US$ 15.1 million for the same concept.

As of December 31, 2018, the market value of fuel positions amounted to US$ 15.8 million (negative). At the end of December 2017, this market value was US$ 10.7 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2018 (*)	Maturities
	Q119	Q219	Q319	Q419	Total

Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2017 (*)	Maturities
	Q118	Q218	Q318	Total

Percentage of coverage over the expected volume of consumption	19%	12%	5%	12%

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

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the fourth quarter of 2019.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2018 and the end of December, 2017.

	Positions as of December 31, 2018	Positions as of December 31, 2017
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+7.4	+1.8
-5	- 5.5	-3.3

Given the structure of fuel coverage during 2018, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 135.2 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 146.5 million of higher fuel costs.

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

FX Hedging Results:

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2018, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2018, the Company does not maintain hedge derivatives. At the end of December 2017, this market value was US $ 4.4 million (positive).

During the period ended December 31, 2018, the Company recognized gains of US$ 18.3 million for FX net premium coverage. During the same period of 2017, the company recognized losses of US$ 9.7 million for this concept.

As of December 31, 2018, the Company has not subscribed new FX derivatives. By the end of December 2017, the company had contracted FX derivatives for US$ 180 million for BRL.

As of December 31, the company has contracted FX derivatives which have not been recorded under hedge accounting. The market value of these positions amounts to US$ 19.4 million (positive). The premium associated with the contracting of this derivative is accrued linearly during the months elapsed until the expiration of the instrument. The Company registered the derivative as fair value through profits and loss. As of December 31, 2018, the amount recognized in results amounts to US $ 11.7 million (positive) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

As of December 31, 2018, the Company does not have FX derivatives in its portfolio. During 2017, the Company contracted derivative currency swaps to hedge debt issued the same year for a notional UF 8.7 million. As of December 31, 2018, the market value of derivative positions of currency swaps amounted to US$ 15.1 million (positive).

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

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2018	Effect at December 31, 2017
of R$/US$(*)	Millions of US$	Millions of US$

-10%	+39.8	+80.5
+10%	-39.8	-80.5

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2018	Effect at December 31, 2017
of R$/US$	Millions of US$	Millions of US$

-10%	+384.73	+386.62
+10%	-314.78	-316.33

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC").

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 60% (63% at December 31, 2017) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of December 31, 2018, the market value of the derivative positions of interest rates amounted to US $ 2.2 million (negative). At the end of December 2017, this market value was US $ 6.6 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2018	Positions as of December 31, 2017
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-29.62	-29.26
-100 basis points	+29.62	+29.26

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

Increase (decrease)	Positions as of December 31, 2018	Positions as of December 31, 2017
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+0.70	+1.9
-100 basis points	-0.71	-1.9

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

At December 31, 2018 is US$ 1,404 million (US$ 1,614 million at December 31, 2017), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of December 31, 2018, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US $ 600 million (US $ 450 million as of December 31, 2017) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	38,625	76,275	-	-	-	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	52,490	-	-	-	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	-	-	-	-	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	-	-	-	-	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	-	-	-	-	12,094	12,000	At Expiration	3.14	3.14

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	-	-	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,766	-	-	-	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	-	-	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	-	-	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	-	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.94
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	-	38,916	37,615	Monthly	4.15	4.15
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	-	64,824	54,014	Semiannual	7.17	7.17

Otras obligaciones garantizadas
0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	-	-	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Other guaranteed obligations
0-E	ING	U.S.A.	US$	4,025	12,075	12,134	-	-	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	-	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	-	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	-	-	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	-	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	-	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	-	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	-	-	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	-	-	16,111	15,417	Monthly	4.19	4.19

Other loans
0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	-	-	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	-	-	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative
-	OTHERS	-	US$	1,224	2,484	681	-	-	4,389	4,021	-	0.00	0.00
	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NEDERLANDSCHE
	NCM	Holland	US$	175	499	1,332	55	-	2,061	1,851	Monthly	6.01	6.01

Financial leases
0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	-	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	-	-	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	-	-	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62
	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables
-	OTHERS	OTHERS	US$	356,342	11,773	-	-	-	368,115	368,115	-	0.00	0.00
			CLP	137,296	359	-	-	-	137,655	137,655	-	0.00	0.00
			BRL	250,915	925	-	-	-	251,840	251,840	-	0.00	0.00
			Other currencies	518,448	3,918	-	-	-	522,366	522,366	-	0.00	0.00

Accounts payable to related parties currents
Foreing	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	15	-	-	-	-	15	15	-	0.00	0.00
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	365	-	-	-	-	365	365	-	0.00	0.00
Extranjera	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	2	-	-	-	-	2	2	-	0.00	0.00
	Total			1,263,383	16,975	-	-	-	1,280,358	1,280,358
	Total consolidated			1,815,767	1,100,967	3,087,917	1,602,508	2,110,179	9,717,338	8,597,949

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,863	-	-	-	-	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	57,363	-	-	-	57,363	55,801	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	US$	30,131	-	-	-	-	30,131	30,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,257	-	-	-	-	40,257	40,000	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	US$	100,935	-	-	-	-	100,935	100,000	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	US$	12,061	-	-	-	-	12,061	12,000	At Expiration	2.03	2.03

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	22,082	22,782	43,430	-	-	88,294	84,664	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	US$	-	16,465	15,628	-	-	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	US$	2,040	3,368	202,284	-	-	207,692	202,284	Quarterly	4.41	4.41

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	650,625	96,250	772,188	1,603,438	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	20,860	41,720	226,379	245,067	534,026	379,274	At Expiration	5.50	5.50

Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	8,368	25,415	56,305	12,751	-	102,839	98,091	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	US$	14,498	59,863	148,469	145,315	313,452	681,597	575,221	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	US$	30,764	92,309	246,285	246,479	245,564	861,401	808,987	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	32,026	95,042	253,469	244,836	676,474	1,301,847	1,034,853	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	US$	14,166	42,815	114,612	112,435	102,045	386,073	351,217	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	US$	3,292	9,997	26,677	26,704	14,133	80,803	74,734	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	US$	1,611	4,928	13,163	13,196	7,369	40,267	37,223	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	US$	18,485	55,354	146,709	145,364	158,236	524,148	472,833	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	US$	4,043	12,340	32,775	32,613	32,440	114,211	96,906	Quarterly	4.39	4.39
0-E	NATIXIS	France	US$	18,192	54,952	129,026	105,990	166,011	474,171	413,011	Quarterly	3.42	3.40
0-E	PK AirFinance	U.S.A.	US$	2,375	7,308	20,812	18,104	-	48,599	46,500	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	US$	2,570	7,111	16,709	1,669	-	28,059	26,888	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,033	6,107	15,931	-	-	24,071	22,925	Monthly	3.19	3.19
0-E	INVESTEC	England	US$	1,930	11,092	26,103	26,045	11,055	76,225	63,378	Semiannual	6.04	6.04

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	1,757	5,843	246,926	-	-	254,526	241,287	At Expiration	3.38	3.38

Financial leases
0-E	ING	U.S.A.	US$	5,890	12,076	28,234	-	-	46,200	42,957	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	US$	12,699	38,248	91,821	51,222	2,880	196,870	184,274	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	US$	13,354	34,430	23,211	-	-	70,995	67,783	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	US$	13,955	35,567	50,433	2,312	-	102,267	98,105	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	US$	12,117	38,076	98,424	66,849	21,253	236,719	221,113	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	US$	6,049	18,344	48,829	47,785	3,156	124,163	117,023	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	US$	370	3,325	8,798	8,692	9,499	30,684	25,983	Monthly	4.01	4.01

Other loans
0-E	CITIBANK (*)	U.S.A.	US$	25,783	77,810	206,749	-	-	310,342	285,891	Quarterly	6.00	6.00

Hedge derivative
-	Others	-	US$	5,656	6,719	6,228	-	-	18,603	17,407	-	0.00	0.00
	Total			535,352	960,284	3,010,385	1,630,990	2,780,822	8,917,833	7,633,613

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	176	497	1,332	722	-	2,727	2,382	Monthly	6.01	6.01

Financial leases
0-E	NATIXIS	France	US$	4,248	7,903	23,141	71,323	-	106,615	99,036	Quarterly / Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	837	2,411	6,509	3,277	-	13,034	12,047	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,735	32,230	204,836	-	-	248,801	244,513	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	34	-	-	-	-	34	21	Monthly	6.89	6.89
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	161	12	-	-	-	173	109	Monthly	6.89	6.89
	Total			17,191	43,053	235,818	75,322	-	371,384	358,108

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables
-	OTHERS	OTHERS	ThUS$	566,838	-	-	-	-	566,838	566,838	-	0.00	0.00
			CLP	165,299	-	-	-	-	165,299	165,299	-	0.00	0.00
			BRL	315,605	-	-	-	-	315,605	315,605	-	0.00	0.00
			Other currencies	290,244	11,215	-	-	-	301,459	301,459	-	0.00	0.00

Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	534	-	-	-	-	534	534	-	0.00	0.00
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	4	-	-	-	-	4	4	-	0.00	0.00
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	210	-	-	-	-	210	210	-	0.00	0.00
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	12	-	-	-	-	12	12	-	0.00	0.00
	Total			1,338,746	11,215	-	-	-	1,349,961	1,349,961
	Total consolidated			1,891,289	1,014,552	3,246,203	1,706,312	2,780,822	10,639,178	9,341,682

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2017, the Company had delivered US$ 16.4 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of December 31, 2018, US$ 5.0 million were delivered in guarantees corresponding to cash and standby letters of credit. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new fuel contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

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

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2018 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with positive outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2018, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,
-	Fuel derivative contracts,
-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)
-	Private investment funds.

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2018				As of December 31, 2017
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	43,653	43,653	-	-	29,658	29,658	-	-
Short-term mutual funds	43,653	43,653	-	-	29,658	29,658	-	-

Other financial assets, current	366,573	343,218	23,355	-	536,001	473,653	62,348	-
Fair value interest rate derivatives	19,460	-	19,460	-	3,113	-	3,113	-
Fair value of fuel derivatives	-	-	-	-	10,711	-	10,711	-
Fair value of foreign currency derivative	3,895	-	3,895	-	48,322	-	48,322	-
Accrued interest since the last payment date Swap of currencies	-	-	-	-	202	-	202	-
Derivative not recognized as a hedge	19,396	19,396	-	-	-	-	-	-
Private investment funds	322,428	322,428	-	-	472,232	472,232	-	-
Domestic and foreign bonds	1,394	1,394	-	-	1,421	1,421	-	-

Other financial assets, not current	-	-	-	-	519	-	519	-
Fair value derived from foreign currency	-	-	-	-	519	-	519	-

Liabilities
Other financial liabilities, current	33,633	7,712	25,921	-	12,200	-	12,200	-
Fair value of interest rate derivatives	335	-	335	-	8,919	-	8,919	-
Fair value of fuel derivatives	15,678	-	15,678	-	-	-	-	-
Fair value of foreign currency derivatives	7,587	-	7,587	-	2,092	-	2,092	-
Interest accrued since the last payment date of Currency Swap	2,321	-	2,321	-	1,189	-	1,189	-
Derivative not recognized as a hedge	7,712	7,712	-	-	-	-	-	-
Other financial liabilities, non current	340	-	340	-	2,617	-	2,617	-
Fair value of interest rate derivatives	-	-	-	-	2,617	-	2,617	-
Interest accrued since the last date of Swap interest rates	340	-	340	-	-	-	-	-

Additionally, at December 31, 2018, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2018		As of December 31, 2017
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,037,989	1,037,989	1,112,346	1,112,346
Cash on hand	8,974	8,974	8,562	8,562
Bank balance	331,218	331,218	330,430	330,430
Overnight	282,164	282,164	239,292	239,292
Time deposits	415,633	415,633	534,062	534,062
Other financial assets, current	17,411	17,411	23,918	23,918
Other financial assets	17,411	17,411	23,918	23,918
Trade debtors, other accounts receivable and Current accounts receivable	1,162,582	1,162,582	1,214,050	1,214,050
Accounts receivable from entities related, current	2,931	2,931	2,582	2,582
Other financial assets, not current	58,700	58,700	87,571	87,571
Accounts receivable, non-current	5,381	5,381	6,891	6,891

Other current financial liabilities	1,397,156	1,578,835	1,288,749	1,499,495
Accounts payable for trade and other accounts payable, current	1,674,303	1,674,303	1,695,202	1,695,202
Accounts payable to entities related, current	382	382	760	760
Other financial liabilities, not current	5,864,570	5,893,387	6,602,891	6,738,872
Accounts payable, not current	483,656	483,656	498,832	498,832

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

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically these estimates refer to:

(a)       Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of December 31, 2018, goodwill amount to ThUS$ 2,294,072 (ThUS$ 2,672,550 as of December 31, 2017), while the intangible assets comprise the Airport Slots for ThUS$ 828,969 (ThUS$ 964,513 as of December 31, 2017) and Loyalty Program for ThUS$ 274,420 (ThUS$ 321,440 as of December 31, 2017).

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), "Air transport" and "Multiplus coalition and loyalty program". The book value of the surplus value assigned to each CGU as of December 31, 2018 amounts to ThUS$ 1,845,136 and ThUS$ 448,936 (ThUS$ $ 2,146,692 and ThUS$ 525,858 as of December 31, 2017), which include the following intangible assets with an indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31	December 31,	December 31	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Airport Slots	828,969	964,513	-	-
Loyalty program	-	-	274,420	321,440

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

(c)       Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of December 31, 2018, the Company has recognized deferred tax assets of ThUS$ 273,327 (ThUS$ 364,021 as of December 31, 2017) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 137,761 (ThUS$ 81,155 December 31, 2017) (Note 18).

(d)       Air tickets sold that will not be finally used.

The Company records the advance sale of air tickets as deferred revenue. Revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired due to non-use. The Company evaluates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of air tickets. A change in this probability could have an impact on ordinary income in the year in which the change occurs and in future periods. As of December 31, 2018, deferred revenues associated with air tickets sold amounted to ThUS$ 1,299,304 (ThUS$ 1,550,447 as of December 31, 2017). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)       Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2018, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS$ 1,324,635 (ThUS$ 853,505 as of December 31, 2017). A hypothetical change of one percentage point in the exchange probability would result in an impact of ThUS$ 26,726 on the results of 2018 (ThUS $ 25,000 in 2017). The deferred revenues associated with the LATAM Fidelidade and Multiplus loyalty programs amount to ThUS$ 293,831 as of December 31, 2018 (ThUS$ 364,866 as of December 31, 2017). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact of ThUS$ 13,140 on the results of 2018 (ThUS$ 11,187 in 2017).

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

(g)       Consumer Price Index

For the calculation of the hyperinflation adjustment of companies with functional Argentine Peso, the company uses the index calculated by the Argentine Federation of Professional Councils of Economic Sciences resulting from combining the National Consumer Price Index ("CPI") published by the National Institute of Statistics and Censuses of the Argentine Republic ("INDEC") (base month: December 2016) with the IPIM published by the FACPCE.

For hyperinflation application on balances as of December 31, 2017, depending on the age of the non-monetary assets and liabilities, the index used were the following:

Year	2004	2005	2014	2015	2016	2017
Index	240.23	266.3	841.66	986.04	1,327.09	1,656.15

For the hyperinflation adjustment of the 2018 items, the following index were used:

Month	Jan-18	Feb-18	Mar-18	Apr-18	May-18	Jun-18	Jul-18	Aug-18	Sep-18	Oct-18	Nov-18
Index	1,685.25	1,726.02	1,766.42	1,814.81	1,852.47	1,921.69	1,981.30	2,058.36	2,192.86	2,311.09	2,383.96

The consolidated effects of IAS 29 adjustment on the balances as of January 1, 2018 were as follows:

ThUS$
Assets	5,129
Liabilities	377
Retained earings	4,752

The effect of inflation on the Company’s net monetary position in the consolidated income statements for the year ended December 31, 2018 were as follows:

ThUS$
Assets	1,379
Liabilities	(2,005)
Loss	(626)

(h)        Investment in subsidiary (TAM)

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

NOTE 5 - SEGMENTAL INFORMATION

The Company considers that it has two operating segments: air transport and the Multiplus loyalty and coalition program.

The air transport segment corresponds to the route network for air transport and is based on the way in which the business is managed according to the centralized nature of its operations, the ability to open and close routes, as well as reallocating resources (aircraft, crew, personnel, etc.) within the network, which implies a functional interrelation between them, making them inseparable. This segment definition is one of the most common at the level of the airline industry worldwide.

The Multiplus Coalition and Loyalty Program segment, unlike the LATAM Pass and LATAM Fidelidade programs, which are frequent flyer programs that operate as a unilateral loyalty system, offers a flexible, interrelated coalition system among its members, which has 22.2 million members, together with being an entity with a separate administration and a business not directly related to air transport.

For the year ended

				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income from ordinary activities from external customers (*)	9,887,090	9,159,031	8,587,772	60,020	454,876	400,568	(51,654)	-	-	9,895,456	9,613,907	8,988,340
Passenger	8,700,622	8,039,601	7,477,147	60,020	454,876	400,568	(51,654)	-	-	8,708,988	8,494,477	7,877,715
Freight	1,186,468	1,119,430	1,110,625	-	-	-	-	-	-	1,186,468	1,119,430	1,110,625
Income from ordinary activities from transactions with other operating segments	-	454,876	400,568	-	67,554	65,969	-	(522,430)	(466,537)	-	-
Other operating income	346,315	308,937	364,551	126,443	240,952	174,197	-	-	-	472,758	549,889	538,748
Interest income	27,181	28,184	27,287	26,072	50,511	58,380		-	(10,718)	53,253	78,695	74,949
Interest expense	(356,269)	(393,286)	(427,054)	-	-	-		-	10,718	(356,269)	(393,286)	(416,336)
Total net interest expense	(329,088)	(365,102)	(399,767)	26,072	50,511	58,380	-	-	-	(303,016)	(314,591)	(341,387)
Depreciation and amortization	(974,827)	(994,416)	(952,285)	(6,819)	(7,209)	(8,043)	-	-	-	(981,646)	(1,001,625)	(960,328)
Material non-cash items other than depreciation and amortization	(223,677)	(75,479)	10,069	(85)	(145)	(991)	-	-	-	(223,762)	(75,624)	9,078
Disposal of fixed assets and inventory losses	(46,351)	(39,238)	(82,734)	-	-	-	-	-	-	(46,351)	(39,238)	(82,734)
Doubtful accounts	(18,741)	(18,272)	(29,674)	(96)	(144)	(476)	-	-	-	(18,837)	(18,416)	(30,150)
Exchange differences	(157,720)	(18,717)	122,129	11	(1)	(478)	-	-	-	(157,709)	(18,718)	121,651
Result of indexation units	(865)	748	348	-	-	(37)	-	-	-	(865)	748	311
Income (loss) atributable to owners of the parents (**)	72,333	(3,482)	(83,653)	109,602	158,783	152,873	-	-	-	181,935	155,301	69,220
Participation of the entity in the income of associates	-	-	-	-	-	-	-	-	-	-	-	-
Expenses for income tax	(36,506)	(104,376)	(92,476)	(47,276)	(69,128)	(70,728)	-	-	-	(83,782)	(173,504)	(163,204)
Segment profit / (loss)	103,645	41,931	(42,203)	109,602	158,783	152,873	-	-	-	213,247	200,714	110,670
Assets of segment	16,431,182	17,430,937	17,805,749	1,145,942	1,373,049	1,400,432	(10,347)	(6,014)	(7,987)	17,566,777	18,797,972	19,198,194
Segment liabilities	13,394,785	14,007,916	14,469,505	449,347	563,849	572,065	(24,131)	(41,029)	(28,680)	13,820,001	14,530,736	15,012,890
Amount of non-current asset additions	763,878	412,846	1,481,090	-	-	-	-	-	-	763,878	412,846	1,481,090
Property, plant and equipment	668,786	325,513	1,390,730	-	-	-	-	-	-	668,786	325,513	1,390,730
Intangibles other than goodwill	95,092	87,333	90,360	-	-	-	-	-	-	95,092	87,333	90,360
Purchase of non-monetary assets of segment	756,913	490,983	782,957	-	-	-	-	-	-	756,913	490,983	782,957

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

(**) The result of the Company includes a net result of ThUS$ (10,489) resulting from the application of IAS 21 and IAS 29, for the subsidiaries that are in hyperinflationary economies.

For the year ended

				Coalition and
	Air			loyalty program
	transportation			Multiplus			Eliminations			Consolidated
	At December 31,			At December 31,			At December 31,			At December 31,
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	660,631	403,282	693,581	76	384	789	-	-	-	660,707	403,666	694,370
Additions associated with maintenance	375,634	218,537	197,866	-	-	-	-	-	-	375,634	218,537	197,866
Other additions	284,997	184,745	495,715	76	384	789	-	-	-	285,073	185,129	496,504
Purchases of intangible assets (***)	85,628	79,102	84,377	10,578	8,216	4,210	-	-	-	96,206	87,318	88,587
Net cash flows from (used in) operating activities	1,394,146	1,489,797	827,108	111,161	186,367	154,411	11,623	(9,424)	(635)	1,516,930	1,666,740	980,884
Net cash flow from (used in) investing activities	(348,348)	(278,790)	(426,989)	(10,022)	(8,632)	(4,800)	-	-	-	(358,370)	(287,422)	(431,789)
Net cash flows from (used in) financing activities	(956,510)	(1,010,705)	(246,907)	(95,699)	(168,383)	(149,372)	-	-	-	(1,052,209)	(1,179,088)	(396,279)

(***)The Company does not have cash flows from purchases of intangible assets associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the year ended
	At December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Peru	705,133	626,316	627,215
Argentina	989,883	1,113,467	1,030,973
U.S.A.	985,919	900,413	933,130
Europe	782,197	676,282	714,436
Colombia	372,794	359,276	343,001
Brazil	3,433,877	3,436,402	2,974,234
Ecuador	203,842	190,268	198,171
Chile	1,591,313	1,527,158	1,512,570
Asia Pacific and rest of Latin America	830,498	784,325	654,610
Income from ordinary activities	9,895,456	9,613,907	8,988,340
Other operating income	472,758	549,889	538,748

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Cash on hand	8,974	8,562
Bank balances	331,218	330,430
Overnight	282,164	239,292
Total Cash	622,356	578,284

Cash equivalents
Time deposits	415,633	534,062
Mutual funds	43,653	29,658
Total cash equivalents	459,286	563,720
Total cash and cash equivalents	1,081,642	1,142,004

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
Currency	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Argentine peso	17,786	12,135
Brazilian real	131,760	106,499
Chilean peso	415,713	81,845
Colombian peso	10,843	7,264
Euro	20,339	11,746
US Dollar	394,215	882,114
Other currencies	90,986	40,401
Total	1,081,642	1,142,004

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2018

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,037,989	43,653	-	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and others accounts receivable, current	1,162,582	-	-	1,162,582
Accounts receivable from related entities, current	2,931	-	-	2,931
Other financial assets, non current (*)	58,700	-	-	58,700
Accounts receivable, non current	5,381	-	-	5,381
Total	2,283,786	388,079	23,355	2,695,220

Liabilities	Measured at
	amortized	Hedge
	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,404,868	25,921	1,430,789
Trade and others accounts payable, current	1,674,303	-	1,674,303
Accounts payable to related entities, current	382	-	382
Other financial liabilities, non-current	5,864,570	340	5,864,910
Accounts payable, non-current	483,656	-	483,656
Total	9,427,779	26,261	9,454,040

(*)       The value presented in designated at the initial moment at fair value with changes in results, corresponds mainly to private investment funds, and in loans and accounts receivable, corresponds to guarantees delivered.

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

7.2.	Financial instruments by currency

a)	Assets

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Cash and cash equivalents	1,081,642	1,142,004
Argentine peso	17,786	12,135
Brazilian real	131,760	106,499
Chilean peso	415,713	81,845
Colombian peso	10,843	7,264
Euro	20,339	11,746
US Dollar	394,215	882,114
Other currencies	90,986	40,401
Other financial assets (current and non-current)	442,684	648,009
Argentine peso	152	297
Brazilian real	327,110	475,810
Chilean peso	25,972	26,679
Colombian peso	1,748	1,928
Euro	7,438	7,853
US Dollar	78,121	133,431
Other currencies	2,143	2,011
Trade and other accounts receivable, current	1,162,582	1,214,050
Argentine peso	82,893	49,958
Brazilian real	511,171	635,890
Chilean peso	113,168	83,415
Colombian peso	7,259	3,249
Euro	49,044	48,286
US Dollar	110,312	257,324
Other currencies (*)	288,735	135,928
Accounts receivable, non-current	5,381	6,891
Brazilian real	3	4
Chilean peso	5,378	6,887
Accounts receivable from related entities, current	2,931	2,582
Brazilian real	293	2
Chilean peso	200	735
US Dollar	2,438	1,845
Total assets	2,695,220	3,013,536
Argentine peso	100,831	62,390
Brazilian real	970,337	1,218,205
Chilean peso	560,431	199,561
Colombian peso	19,850	12,441
Euro	76,821	67,885
US Dollar	585,086	1,274,714
Other currencies	381,864	178,340

(*)       See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Trade accounts receivable	1,077,561	1,175,796
Other accounts receivable	188,393	133,054
Total trade and other accounts receivable	1,265,954	1,308,850
Less: Allowance for impairment loss	(97,991)	(87,909)
Total net trade and accounts receivable	1,167,963	1,220,941
Less: non-current portion – accounts receivable	(5,381)	(6,891)
Trade and other accounts receivable, current	1,162,582	1,214,050

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of the portfolio as of December 31, 2017 is as follows:

Up to date	1,040,671
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	34,153
Expired from 91 to 180 days	10,141
More than 180 days overdue (*)	2,922
Total matured accounts receivable, but not impaired	47,216

Matured accounts receivable and impaired Judicial, pre-judicial collection and protested documents	43,175
Debtor under pre-judicial collection process and portfolio sensitization	44,734
Total matured accounts receivable and impaired	87,909
Total	1,175,796

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

As of December 31, 2018, in order to determine the expected credit losses, the company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	Portfolio maturity
		from 1 to	from 91 to	from 181 to	more of
	Up to date	90 days	180 days	360 days	360 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Expected loss rate (1)	3%	5%	45%	65%	76%	9%
Gross book value (2)	888,930	91,387	11,085	15,078	71,081	1,077,561
Impairment loss provision	(23,933)	(5,014)	(4,983)	(9,864)	(54,197)	(97,991)

(1) Corresponds to the expected average rate.

(2) the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2018	2017
	ThUS$	ThUS$

Argentine Peso	82,893	49,958
Brazilian Real	511,174	635,894
Chilean Peso	118,546	90,302
Colombian peso	7,259	3,249
Euro	49,044	48,286
US Dollar	110,312	257,324
Other currency (*)	288,735	135,928
Total	1,167,963	1,220,941

(*) Other currencies
Australian Dollar	100,733	40,303
Chinese Yuan	5,106	37
Danish Krone	475	197
Pound Sterling	18,129	5,068
Indian Rupee	7,163	3,277
Japanese Yen	56,589	18,756
Norwegian Kroner	283	133
Swiss Franc	5,046	2,430
Korean Won	31,381	18,225
New Taiwanese Dollar	6,180	2,983
Other currencies	57,650	44,519
Total	288,735	135,928

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
	balance	IFRS 9 (*)	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2016	(60,072)	-	20,910	(37,892)	(77,054)
From January 1 to December 31, 2017	(77,054)	-	8,249	(19,104)	(87,909)
From January 1 to December 31, 2018	(87,909)	(10,524)	8,620	(8,178)	(97,991)

(*) Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2018			As of December 31, 2017
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	1,077,561	(97,991)	979,570	1,175,796	(87,909)	1,087,887
Other accounts receivable	188,393	-	188,393	133,054	-	133,054

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$

Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,907	1,845
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	988	728
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	31	5
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA.	Related director	Chile	CLP	5	2

	Total current assets				2,931	2,582

(b)	Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$

78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	365	546
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	15	4
Foreign	Consultoría Administrativa
	Profesional S.A. de C.V.	Related company	México	MXN	-	210
Foreign	TAM Aviação Executiva
	e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	2	-

	Total current liabilities				382	760

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Technical stock	233,276	195,530
Non-technical stock	46,068	41,136
Total	279,344	236,666

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Provision for obsolescence Technical stock	20,500	21,839
Provision for obsolescence Non-technical stock	4,621	6,488
Total	25,121	28,327

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2018, the Company recorded ThUS$ 120,214 (ThUS$ 155,421 as of December 31, 2017) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets

Private investment funds	322,428	472,232	-	-	322,428	472,232
Deposits in guarantee (aircraft)	9,610	15,690	37,636	41,058	47,246	56,748
Guarantees for margins of derivatives	661	2,197	-	-	661	2,197
Other investments	-	-	494	494	494	494
Domestic and foreign bonds	1,394	1,421	-	-	1,394	1,421
Other guarantees given	7,140	6,031	20,570	46,019	27,710	52,050
Subtotal of other financial assets	341,233	497,571	58,700	87,571	399,933	585,142

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	-	202	-	-	-	202
Fair value of interest rate derivatives	19,460	3,113	-	-	19,460	3,113
Fair value of foreign currency derivatives	3,895	48,322	-	519	3,895	48,841
Fair value of fuel price derivatives	-	10,711	-	-	-	10,711
Subtotal of hedging assets	23,355	62,348	-	519	23,355	62,867

(c) Derivatives not recognized as a hedge

Foreign currency derivatives not recognized as a hedge	19,396	-	-	-	19,396	-
Subtotal of derivatives not recognized as a hedge	19,396	-	-	-	19,396	-
Total Other Financial Assets	383,984	559,919	58,700	88,090	442,684	648,009

The different derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments

Aircraft leases	31,284	31,322	9,687	4,718	40,971	36,040
Aircraft insurance and other	16,483	17,681	-	-	16,483	17,681
Others	19,322	10,012	973	1,186	20,295	11,198
Subtotal advance payments	67,089	59,015	10,660	5,904	77,749	64,919

(b) Contract assets (1)

GDS costs	14,708	-	-	-	14,708	-
Credit card commissions	21,614	-	-	-	21,614	-
Travel agencies commissions	12,635	-	-	-	12,635	-
Subtotal advance payments	48,957	-	-	-	48,957	-

(c) Other assets

Aircraft maintenance reserve (2)	831	21,505	51,836	51,836	52,667	73,341
Sales tax	187,410	137,866	38,186	37,959	225,596	175,825
Other taxes	15,255	2,475	-	-	15,255	2,475
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	258	327	739	670	997	997
Judicial deposits	-	-	132,267	124,438	132,267	124,438
Others	1,177	-	53	-	1,230	-
Subtotal other assets	204,931	162,173	223,081	214,903	428,012	377,076
Total Other Non - Financial Assets	320,977	221,188	233,741	220,807	554,718	441,995

(1) Movement of Contracts assets:

Contracts assets
ThUS$
Initial balance as of January 1, 2018	-
Activation	180,171
Adjustments by the application of IFRS 15	54,361
Difference by conversion	(5,020)
Amortization	(180,555)
Final balance as of December 31, 2018	48,957

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

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

As of December 31, 2018, maintenance reserves amount to ThUS$ 52,667 (ThUS$ 73,341 as of December 31, 2017), corresponding to 9 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and groups in expropriation held for sale at December 31, 2018 and December 31, 2017, are detailed below:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Current assets

Aircraft	265	236,022
Engines and rotables	5,299	9,197
Other assets	204	45,884
Total	5,768	291,103

Current liabilities
Other liabilities	-	15,546
Total	-	15,546

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

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During fiscal year 2017, adjustments were recognized for US$ 17.4 million to register these assets at their net realizable value.

Additionally, during the same period 2017, the sale of seven Airbus A330 spare engines occurred.

During the 2018 period, an engine spare Boeing 767 was transferred from the property, plant and equipment and adjustments for US$ 2.3 million were recognized to record these assets at their net realizable value.

In addition, during the 2018 period, two Boeing 777 aircraft were sold, an Airbus A330 aircraft, an a Airbus A330 spare engine were sold and an Airbus A320 aircraft was transferred from the property, plant and equipment.

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of	As of
	December 31,	December 31,
Aircraft	2018	2017
Boeing 777 Freighter	-	2	(*)
Airbus A330-200	-	1
Airbus A320-200	-	1
ATR42-300	1	1
Total	1	5

(*) One aircraft leased to DHL.

(b)	Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, technical stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

During fiscal year 2017, an adjustment of US $ 1.3 million was recognized to record these assets at their net realizable value.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2018	2017
			%	%
Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the year
	Statement of financial position as of December 31, 2018						ended December 31, 2018
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	417,767	379,490	38,277	407,570	406,157	1,413	1,161,205	1,652
Lan Cargo S.A.	511,275	243,499	267,776	334,498	292,153	42,345	269,783	(34,401)
Lan Argentina S.A.	243,173	235,919	7,254	239,127	236,702	2,425	254,069	(148,032)
Transporte Aéreo S.A.	330,777	72,597	258,180	128,428	27,440	100,988	304,084	(17,847)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	106,487	96,564	9,923	95,860	89,819	6,041	234,169	(1,135)
Aerovías de Integración Regional, AIRES S.A.	116,118	55,865	60,253	77,746	69,149	8,597	291,827	(5,068)
TAM S.A. (*)	4,304,126	2,007,830	2,296,296	3,013,831	1,727,151	1,286,680	4,650,526	(12,538)

							Results for the year
	Statement of financial position as of December 31, 2017						ended December 31, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	1,046,423	1,205
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	264,544	(30,220)
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	387,557	(41,636)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	317,436	2,172
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	219,039	3,722
Aerovías de Integración Regional, AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	279,414	526
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	4,621,338	160,582

							Results for the year
	Statement of financial position as of December 31, 2016						ended December 31, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional, AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries

(b)	Non-controlling

			As of	As of	As of	As of
Equity		Country	December 31,	December 31,	December 31,	December 31,
	Tax No.	of origin	2018	2017	2018	2017
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,063	3,722
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(100)	849
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	0.00000	51.00000	-	4,578
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.13940	0.13940	8,684	3,502
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02842	(472)	79
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	1	-
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	11	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(462)	(520)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.80944	378	461
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,740	1,324
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	67,096	77,139
Total					79,940	91,147

			For the year ended			For the year ended
Incomes		Country	December 31,	December 31,	December 31,		December 31,
	Tax No.	of origin	2018	2017	2016	2018	2017	2016
			%	%	%	ThUS$	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	1,012	360	(649)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	(395)	(4)	(7)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	0.00000	51.00000	51.00000	-	1,416	96
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.13940	0.13940	0.70422	183	117	364
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02842	0.13440	39	24	77
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1.00000	-	-	(4)
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	0.00000	2	-	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	58	398	(106)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.80944	0.80944	(41)	4	(140)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	717	299	146
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	27.26000	29,737	42,796	41,673
Total						31,312	45,410	41,450

(*) On September 4, 2018, LATAM Airlines Brazil send a communication to Multiplus informing it that it intends to: (i) not renew or extend the contract of the operation when it expires; and (ii) make a public offer to acquire the shares of Multiplus that are not owned by it, in order to cancel the registration of Multiplus as a public limited company in the Comissão de Valores de Mobiliários of the Federative Republic of Brazil (CVM) and delist it from the Novo Mercado de B3. This process is subject to the approval of the Brazilian securities regulator and the public offer for the acquisition of shares is successful.

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Airport slots	828,969	964,513	828,969	964,513
Loyalty program	274,420	321,440	274,420	321,440
Computer software	156,038	160,970	529,009	509,377
Developing software	151,853	123,415	151,853	123,415
Trademarks (1)	29,361	46,909	53,391	62,539
Other assets	431	-	1,325	-
Total	1,441,072	1,617,247	1,838,967	1,981,284

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	1,321,425
Additions	6,688	83,672	-	-	90,360
Withdrawals	(736)	(191)	-	-	(927)
Transfer software	85,029	(74,376)	-	-	10,653
Foreing exchange	5,689	7,061	161,862	64,447	239,059
Amortization	(43,912)	-	-	(6,345)	(50,257)
Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	1,610,313

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	8,453	78,880	-	-	87,333
Withdrawals	(244)	(684)	-	-	(928)
Transfer software	45,783	(45,580)	-	-	203
Foreing exchange	(1,215)	(254)	(14,336)	(5,459)	(21,264)
Amortization	(48,823)	-	-	(9,587)	(58,410)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	792	94,300	-	-	95,092
Withdrawals	(403)	(124)	-	-	(527)
Transfer software	59,675	(61,087)	-	-	(1,412)
Foreing exchange	(10,136)	(4,651)	(135,544)	(53,521)	(203,852)
Amortization	(54,549)	-	-	(11,047)	(65,596)
Hyperinflation Argentina	62	-	-	-	62
Adjustment aplication IAS 29 by hyperinflation Argentina	58	-	-	-	58
Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group's brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of December 31, 2018, amounts to ThUS $ 439,059 (ThUS $ 373,463 as of December 31, 2017).

NOTE 16 – GOODWILL

Goodwill as of December 31, 2018, amounts to ThUS $ 2,294,072 (ThUS $ 2,672,550 as of December 31, 2017 and ThUS $ 2,710,382 as of December 31, 2016). The goodwill movement, separated by CGU, includes the following:

Movement of Goodwill, separated by CGU:

		Coalition
		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	341,813	88,261	430,074
Others	(267)	-	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	(29,942)	(7,890)	(37,832)
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(300,203)	(76,922)	(377,125)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072

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

As of December 31, 2018 the recoverable values were determined using the following assumptions presented below:

		Air transportation CGU	Coalition and loyalty program Multiplus CGU (2)

Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.7 - 4.6	3.5 - 4.3
Discount rate based on the weighted average cost of capital (WACC)%		8.07 - 10.07
Discount rate based on cost of equity (CoE)%		-	12.0 - 13.0
Fuel Price from futures price curves commodities markets	US$/barrel	75-80

(1)	In line with the expectations of the Central Bank of Brazil
(2)	The flows, like the growth and discount rates, are denominated in reais.

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

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	10.07	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.00	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress (1)	630,320	556,822	-	-	630,320	556,822
Land	45,424	49,780	-	-	45,424	49,780
Buildings	179,907	190,552	(67,342)	(66,004)	112,565	124,548
Plant and equipment	8,371,990	9,222,540	(2,727,539)	(2,390,142)	5,644,451	6,832,398
Own aircraft (2)	7,732,238	8,544,185	(2,492,940)	(2,138,612)	5,239,298	6,405,573
Other (3)	639,752	678,355	(234,599)	(251,530)	405,153	426,825
Machinery	34,253	39,084	(27,659)	(29,296)	6,594	9,788
Information technology equipment	160,936	166,713	(138,372)	(136,557)	22,564	30,156
Fixed installations and accessories	182,629	186,989	(111,620)	(106,212)	71,009	80,777
Motor vehicles	69,653	70,290	(60,531)	(58,812)	9,122	11,478
Leasehold improvements	211,322	186,679	(128,055)	(102,454)	83,267	84,225
Other property, plants and equipment	4,961,847	3,640,838	(1,633,798)	(1,355,475)	3,328,049	2,285,363
Financial leasing aircraft (2)	4,862,985	3,551,041	(1,604,035)	(1,328,421)	3,258,950	2,222,620
Other	98,862	89,797	(29,763)	(27,054)	69,099	62,743
Total	14,848,281	14,310,287	(4,894,916)	(4,244,952)	9,953,365	10,065,335

(1)	As of December 31, 2018, includes advances paid to aircraft manufacturers for ThUS$ 612,236 (ThUS$ 543,720 as of December 31, 2017)

(2)	In the period ended December 31, 2018, the Company sold its participation in twenty special-purpose entities. As a result of this, 50 aircraft were reclassified from the category Plants and equipment to the category Other properties, plants and equipment.

(3)	Consider mainly rotables and tools.

a)	Movement in the different categories of Property, plant and equipment:

									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075	43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	14,481	-	272	1,301,093	7,392	292	6	54,181	13,013	1,390,730
Disposals	-	-	-	(16,918)	(59)	-	(32)	-	(2,972)	(19,981)
Retirements	(284)	-	(68)	(39,816)	(55)	(1,258)	-	-	(2,604)	(44,085)
Depreciation expenses	-	-	(6,234)	(562,131)	(14,909)	(13,664)	(293)	(23,283)	(124,038)	(744,552)
Foreing exchange	5,081	4,835	2,538	51,770	2,924	9,384	223	2,849	93,383	172,987
Other increases (decreases)	(692,025)	-	42,220	(285,198)	532	200	(384)	16,706	(277,658)	(1,195,607)
Changes, total	(672,747)	4,835	38,728	448,800	(4,175)	(5,046)	(480)	50,453	(300,876)	(440,508)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875	39,714	83,912	1,045	104,541	1,828,630	10,498,149
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875	39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	11,145	-	-	258,615	5,708	329	77	8,156	41,483	325,513
Disposals	-	-	-	(16,004)	(6)	(10)	(43)	-	(27)	(16,090)
Retirements	(127)	-	(6)	(24,341)	(473)	(497)	-	-	(1,610)	(27,054)
Depreciation expenses	-	-	(7,946)	(496,857)	(14,587)	(14,124)	(187)	(27,266)	(204,237)	(765,204)
	107	(368)	(275)	(4,603)	(183)	(820)	(8)	(243)	(5,113)	(11,506)
Other increases (decreases)	75,632	-	2,556	(653,457)	(17)	11,987	(448)	(963)	626,237	61,527
Changes, total	86,757	(368)	(5,671)	(936,647)	(9,558)	(3,135)	(609)	(20,316)	456,733	(432,814)
Closing balance as of December 31, 2017	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Opening balance as of January 1, 2018	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Additions	7,927	-	-	593,210	4,995	64	24	20,410	42,156	668,786
Disposals	-	(8)	(1,413)	(4,747)	(30)	(73)	(14)	-	-	(6,285)
Retirements	(80)	-	(19)	(63,711)	(94)	(27)	-	(4)	(62)	(63,997)
Depreciation expenses	-	-	(6,219)	(406,714)	(11,677)	(12,538)	(146)	(27,766)	(298,863)	(763,923)
Foreing exchange	(713)	(4,348)	(4,244)	(42,077)	(1,818)	(8,499)	(28)	(2,351)	(52,410)	(116,488)
Other increases (decreases)	65,991	-	(88)	(1,273,218)	733	10,194	273	8,753	1,351,559	164,197
Adjustment application IAS 29	265	-	-	3,053	264	1,018	65	-	275	4,940
Hyperinflation Argentina	108	-	-	509	35	93	24	-	31	800
Changes, total	73,498	(4,356)	(11,983)	(1,193,695)	(7,592)	(9,768)	198	(958)	1,042,686	(111,970)
Closing balance as of December 31, 2018	630,320	45,424	112,565	5,659,533	22,564	71,009	634	83,267	3,328,049	9,953,365

(b)	Composition of the fleet:

		Aircraft included
		in Property,				Operating				Total
		plant and equipment				leases				fleet
		As of		As of		As of		As of		As of		As of
		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
Aircraft	Model	2018		2017		2018		2017		2018		2017

Boeing 767	300ER	33		34		2		2		35		36
Boeing 767	300F	9	(4)	8	(1)	1		2		10	(4)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	-		-		2		-		2		-
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	4		4		10		10		14		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	97	(2)	93	(2)	34		38		131	(2)	131	(2)
Airbus A320	NEO	1		1		3		3		4		4
Airbus A321	200	30		30		19		17		49		47
Airbus A350	900	5	(3)	5	(3)	4	(3)	2	(3)	9	(3)	7	(3)
Total		226		222		94		93		320		315

(1)	One aircraft leased to FEDEX as of December 2017; three aircraft as of December 2016.
(2)	Three aircraft leased to Salam Air and two to Sundair
(3)	Two aircraft leased to Qatar Air. One in operating lease and one in Properties, plant and equipment.
(4)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V. as of December 2018

(c)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*) Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of December 31, 2018, the charge to income for the depreciation of the period, which is included in the consolidated statement of income, amounts to ThUS$ 763,923 (ThUS$ 765,204 as of December 31, 2017). This charge is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2018		2017
Guarantee	Assets		Existing	Book	Existing	Book
agent (1)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Aircraft and engines	Airbus A319	96,057	234,329	-	-
		Airbus A320	98,903	220,390	-	-
		Airbus A321 / A350	587,382	682,639	637,934	721,602
Trust Company		Boeing 767	82,793	206,868	593,655	888,948
		Boeing 787	672,065	736,858	720,267	842,127
Banco Santander S.A.	Aircraft and engines	Airbus A320	172,474	275,511	199,165	291,649
		Airbus A321	25,661	41,957	29,296	40,584
BNP Paribas	Aircraft and engines	Airbus A319	26,702	45,520	84,767	136,407
		Airbus A320	-	-	110,267	175,650
Credit Agricole	Aircraft and engines	Airbus A319	11,154	31,865	20,874	38,826
		Airbus A320	134,328	132,301	46,895	98,098
		Airbus A321	-	-	30,322	85,463
		Airbus A350	22,439	24,939	-	-
		Boeing 767	21,830	43,568	-	-
		Boeing 787	74,023	42,228	-	-
Wells Fargo	Aircraft and engines	Airbus A320	196,540	285,877	224,786	306,660
Bank of Utah	Aircraft and engines	Airbus A320 / A350	556,019	630,065	614,632	666,665
Natixis	Aircraft and engines	Airbus A320	-	-	34,592	72,388
		Airbus A321	324,524	410,771	378,418	481,397
Citibank N. A.	Aircraft and engines	Airbus A320	78,049	132,296	94,882	141,817
		Airbus A321	28,938	70,333	36,026	72,741
KfW IPEX-Bank	Aircraft and engines	Airbus A319	-	-	5,592	5,505
		Airbus A320	-	-	21,296	30,513
Airbus Financial Services	Aircraft and engines	Airbus A319	-	-	22,927	26,973
			-	-	-	-
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	37,615	52,435	46,500	56,539
JP Morgan	Aircraft and engines	Boeing 777 (2)	-	-	169,674	216,000
Banco BBVA	Land and buildings (3)		50,785	64,500	55,801	66,876
Total direct guarantee			3,298,281	4,365,250	4,178,568	5,463,428

(1)	For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	At December 31, 2017 these assets were classified on Non-current assets and groups in expropriation held for sale.

(3)	Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2018, amounts to ThUS$ 1,633,504 (ThUS$ 1,087,052 as of December 31, 2017). The book value of the assets with indirect guarantees as of December 31, 2018, amounts to ThUS$ 3,258,950 (ThUS$ 2,222,620 as of December 31, 2017).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	192,606	136,811
Commitments for the acquisition of aircraft (*)	14,400,000	15,400,000

(*)	Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2019	2020	2021	2022	2023-2026	Total

Airbus S.A.S.	13	9	13	11	21	67
A320-NEO	9	5	6	5	7	32
A321-NEO	-	4	5	4	6	19
A350-1000	-	-	-	-	8	8
A350-900	4	-	2	2	-	8
The Boeing Company	2	2	2	-	4	10
Boeing 777-F	-	-	-	-	2	2
Boeing 787-9	2	2	2	-	2	8
Total	15	11	15	11	25	77

As of December 31, 2018, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 51 Airbus aircraft of the A320 family, with deliveries between 2018 and 2024, and 17 Airbus aircraft of the A350 family with dates delivery between 2018 and 2026. The approximate amount, according to manufacturer's list prices, is ThUS$ 11,500,000.

As of December 31, 2018, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 8 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2023, and 2 Boeing 777-300 Freighter aircraft, with delivery scheduled for the year 2024. The approximate amount, according to manufacturer's list prices, is ThUS$ 2,900,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended
		December 31,
		2018	2017	2016

Average rate of capitalization of capitalized interest costs	%	4.62	4,12	3.54
Costs of capitalized interest	ThUS$	15,398	8,210	(696)

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
	Aircraft		December 31,	December 31,
Lessor	engines and rotables	Model	2018	2017

777 Components Leasing. LLC	Boeing 777	Rotables	1	-
Amendoeira Leasing Limited	Airbus A319	100	1	-
Angelim Leasing Limited	Airbus A319	100	1	-
Angelim Leasing Limited	Airbus A320	200	2	-
Angelim Leasing Limited	Airbus A321	200	2	-
Araucaria Leasing Limited	Airbus A320	200	1	-
Azalea Leasing Limited	Airbus A320	200	1	-
Bandurria Leasing Limited	Airbus A319	100	3	3
Bandurria Leasing Limited	Airbus A320	200	4	4
Becacina Leasing LLC	Boeing 767	300ER	1	1
Chucao Leasing Limited	Airbus A319	100	2	-
Caiquen Leasing LLC	Boeing 767	300F	-	1
Cisne Leasing LLC	Boeing 767	300ER	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Figueira Leasing Limited	Airbus A320	200	1	-
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Fragata Leasing LLC	Boeing 787	800	1	-
Garza Leasing LLC	Boeing 767	300ER	1	1
Golondrina Leasing LLC	Boeing 767	300ER	4	-
Imbuia Leasing Limited	Airbus A320	200	1	-
Jacarandá Leasing Limited	Airbus A320	200	1	-
Jatobá Leasing Limited	Airbus A319	100	1	-
Jilguero Leasing LLC	Boeing 767	300ER	3	3
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Massaranduba Leasing Limited	Airbus A320	200	2	-
Massaranduba Leasing Limited	Airbus A321	200	3	-
Mirlo Leasing LLC	Boeing 767	300ER	1	1
Mogno Leasing Limited	Airbus A319	100	1	-
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	-	8
Patagon Leasing Limited	Airbus A319	100	3	3
Petrel Leasing LLC	Boeing 767	300ER	-	1
Pau Brasil Leasing Limited	Airbus A319	100	1	-
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	-	3
Rolls Royce Leasing Limited	Motor	TRENTXWB	1	-
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
Sibipiruna Leasing Limited	Airbus A320	200	2	-
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Tagua Leasing LLC	Boeing 767	300ER	9	-
Tiuque Leasing Limited	Airbus A319	100	1	-
Tiuque Leasing Limited	Airbus A320	200	5	-
Torcaza Leasing Limited	Airbus A320	200	8	8
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Trust Company, N.A.	Airbus A319	100	-	1
Ype Leasing Limited	Airbus A319	100	1	-
Total			92	60

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

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of December 31, 2018, the Company registers under this modality ninety aircraft, one spare engine and rotables (sixty aircraft as of December 31, 2017).

The minimum payments under financial leases are as follows:

	As of December 31, 2018			As of December 31, 2017			As of December 31, 2016
	Gross		Present	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	442,030	(43,871)	398,159	303,863	(32,447)	271,416	285,168	(32,365)	252,803
Between one and five years	1,188,032	(50,610)	1,137,422	835,696	(30,050)	805,646	704,822	(43,146)	661,676
Over five years	116,955	(5,830)	111,125	36,788	(816)	35,972	43,713	(120)	43,593
Total	1,747,017	(100,311)	1,646,706	1,176,347	(63,313)	1,113,034	1,033,703	(75,631)	958,072

NOTE 18 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2018, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

The effect in the income statement for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

There are the permanent differences that give rise to an accounting value of the assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will not affect the expense tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisional monthly payments (advances)	48,480	65,257	-	-	48,480	65,257
Other recoverable credits	20,654	12,730	757	17,532	21,411	30,262
Total assets by current tax	69,134	77,987	757	17,532	69,891	95,519

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	3,738	3,511	-	-	3,738	3,511
Total liabilities by current tax	3,738	3,511	-	-	3,738	3,511

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	225,967	210,855	1,225,199	1,401,277
Leased assets	(75,136)	(103,201)	508,128	275,142
Amortization	(983)	(484)	55,880	54,335
Provisions	(38,303)	(9,771)	(75,631)	690
Revaluation of financial instruments	445	(734)	458	(4,484)
Tax losses	170,980	290,973	(1,198,170)	(1,188,586)
Intangibles	-	-	351,238	406,536
Others	(9,643)	(23,617)	5,019	4,787
Total	273,327	364,021	872,121	949,697

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to December 31, 2016

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,130,991)	(241,435)	-	(3,599)	-	(1,376,025)
Leased assets	(251,302)	14,833	-	(3,289)	-	(239,758)
Amortization	(71,164)	(4,375)	-	(1,941)	-	(77,480)
Provisions	378,537	(149,969)	921	53,448	(1,568)	281,369
Revaluation of financial instruments	8,284	28,294	(34,695)	1,340	-	3,223
Tax losses (*)	1,009,782	304,892	-	14,062	-	1,328,736
Intangibles	(364,314)	4,131	-	(70,522)	-	(430,705)
Others	(13,802)	(30,185)	-	22,234	1,214	(20,539)

Total	(434,970)	(73,814)	(33,774)	11,733	(354)	(531,179)

(b)	From January 1 to December 31, 2017

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	185,282	-	322	(1,190,421)
Leased assets	(239,758)	(138,879)	-	294	(378,343)
Amortization	(77,480)	22,486	-	174	(54,820)
Provisions	281,369	(286,267)	(785)	(4,778)	(10,461)
Revaluation of financial instruments	3,223	2,417	(1,770)	(120)	3,750
Tax losses (*)	1,328,736	152,081	-	(1,257)	1,479,560
Intangibles	(430,705)	24,436	-	(267)	(406,536)
Others	(20,539)	(7,547)	-	(319)	(28,405)

Total	(531,179)	(45,991)	(2,555)	(5,951)	(585,676)

(c)	From January 1 to December 31, 2018

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,190,421)	188,052	-	3,137	(999,232)
Leased assets	(378,343)	(207,787)	-	2,866	(583,264)
Amortization	(54,820)	(3,735)	-	1,692	(56,863)
Provisions	(10,461)	92,804	1,567	(46,582)	37,328
Revaluation of financial instruments	3,750	(2,326)	(269)	(1,168)	(13)
Tax losses (*)	1,479,560	(98,154)	-	(12,256)	1,369,150
Intangibles	(406,536)	20,000	-	35,298	(351,238)
Others	(28,405)	16,853	-	(3,110)	(14,662)

Total	(585,676)	5,707	1,298	(20,123)	(598,794)

Deferred tax assets not recognized:	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Tax losses	137,761	81,155
Total Deferred tax assets not recognized	137,761	81,155

Deferred tax assets due to negative tax results are recognized to the extent that the corresponding tax benefit is probable in the future. As a result, as of December 31, 2018, the Company no longer recognizes deferred tax assets for ThUS $ 137,761 (ThUS $ 81,155 as of December 31, 2017) with respect to losses of ThUS $ 447,150 (ThUS $ 247,920 at December 31, 2017), additionally, and after the re-evaluation of the financial and fiscal projections, it has written off during the year ThUS $ 46,492 that were no longer considered recoverable.

Deferred tax expense and current income taxes:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Current tax expense
Current tax expense	77,713	127,024	87,307
Adjustment to previous period’s current tax	362	489	2,083
Total current tax expense, net	78,075	127,513	89,390

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	5,707	45,991	73,814
Total deferred tax expense, net	5,707	45,991	73,814
Income tax expense	83,782	173,504	163,204

Composition of income tax expense (income):

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Current tax expense, net, foreign	65,850	100,657	80,600
Current tax expense, net, Chile	12,225	26,856	8,790
Total current tax expense, net	78,075	127,513	89,390
Deferred tax expense, net, foreign	58,271	21,846	119,175
Deferred tax expense, net, Chile	(52,564)	24,145	(45,361)
Deferred tax expense, net, total	5,707	45,991	73,814
Income tax expense	83,782	173,504	163,204

Profit before tax by the legal tax rate in Chile (27% and 25.5% at December 31, 2018 and 2017, respectively)

	For the year ended			For the year ended
	December 31,			December 31,
	2018	2017	2016	2018	2017	2016
	ThUS$	ThUS$	ThUS$	%	%	%

Tax expense using the legal rate	80,198	95,425	65,449	27.00	25.50	24.00
Tax effect by change in tax rate	5,587	897	-	1.88	0.24	-
Tax effect of rates in other jurisdictions	3,287	42,326	16,333	1.11	11.31	5.99
Tax effect of non-taxable operating revenues	(3,076)	(44,593)	(62,419)	(1.04)	(11.92)	(22.89)
Tax effect of disallowable expenses	61,295	35,481	132,469	20.64	9.48	48.58
Tax effect of due to the non-use of tax losses	46,492	211	-	15.65	0.06	-
Other increases (decreases) in legal tax charge	(110,001)	43,757	11,372	(37.03)	11.69	4.17
Total adjustments to tax expense using the legal rate	3,584	78,079	97,755	1.21	20.86	35.85
Tax expense using the effective rate	83,782	173,504	163,204	28.21	46.36	59.85

Thus, at December 31, 2018 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Other increases (decreases) in legal tax charges (US$ 110 millions) mainly includes the effect of the decrease in deferred tax liabilities (US$ 172.9 millions) that occurs at the anticipated end of the financing of aircraft that were in leasing with related companies outside of Chile; and other adjustments for permanent differences in the other group companies (US$ 62.9 millions).

Deferred taxes related to items charged to net equity:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	1,298	(2,555)

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Current
(a) Interest bearing loans	1,397,156	1,288,749
(b) Hedge derivatives	25,921	12,200
(c) Derivative non classified as hedge acounting	7,712	-
Total current	1,430,789	1,300,949
Non-current
(a) Interest bearing loans	5,864,570	6,602,891
(b) Hedge derivatives	340	2,617
Total non-current	5,864,910	6,605,508

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Current
Loans to exporters	400,721	314,618
Bank loans (1)	37,743	59,017
Guaranteed obligations	324,976	531,173
Other guaranteed obligations	97,143	2,170
Subtotal bank loans	860,583	906,978
Obligation with the public (2)	14,643	14,785
Financial leases	425,100	276,541
Other loans	96,830	90,445
Total current	1,397,156	1,288,749

Non-current
Bank loans	184,998	260,433
Guaranteed obligations (3) (7)	2,209,045	3,505,669
Other guaranteed obligations	576,309	240,007
Subtotal bank loans	2,970,352	4,006,109
Obligation with the public (4) (5) (6)	1,538,436	1,569,281
Financial leases (7)	1,199,754	832,964
Other loans	156,028	194,537
Total non-current	5,864,570	6,602,891
Total obligations with financial institutions	7,261,726	7,891,640

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

(7) In the period ended December 31, 2018, the Company sold its participation in twenty one special-purpose entities. As a result of this, the classification of the financial liabilities associated with 50 aircraft from bonds guaranteed to finance leases was modified.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Currency

Brazilian real	-	130
Chilean peso (U.F.)	500,398	521,122
US Dollar	6,767,812	7,370,388

Total	7,268,210	7,891,640

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	38,000	75,000	-	-	-	113,000	38,432	75,623	-	-	-	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	50,785	-	-	-	50,785	-	50,930	-	-	-	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	ThUS$	23,000	-	-	-	-	23,000	23,025	-	-	-	-	23,025	At Expiration	3.90	3.90
97.030.000-7	ESTADO	Chile	ThUS$	-	-	-	-	-	-	-	-	-	-	-	-	At Expiration	-	-
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	200,000	-	-	-	-	200,000	200,698	-	-	-	-	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	-	-	38,231	5,480	16,385	16,232	-	-	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	ThUS$	-	15,000	-	-	-	15,000	-	14,964	-	-	-	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	102,521	-	-	102,521	223	-	102,521	-	-	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	-	65,862	-	65,862	118	-	-	64,957	-	65,075	At Expiration	3.10	3.10

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	13,057	-	495,617	-	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	172,591	172,591	345,182	1,586	-	-	172,420	172,530	346,536	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	658	1,986	5,384	2,052	-	10,080	715	1,986	5,384	2,052	-	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	ThUS$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	ThUS$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	ThUS$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,319	7,208	24,944	3,144	-	37,615	2,387	7,208	24,944	3,144	-	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	ThUS$	1,454	8,472	21,667	22,421	-	54,014	1,879	8,661	21,154	22,309	-	54,003	Semiannual	7.17	7.17
-	SWAP Aviones llegados	-	ThUS$	194	414	158	-	-	766	194	414	158	-	-	766	Quarterly	-	-
												-
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	253,692	-	-	253,692	2,646	-	252,207	-	-	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	ThUS$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42

Financial leases

0-E	ING	U.S.A.	ThUS$	3,687	11,338	11,806	-	-	26,831	3,923	11,338	11,657	-	-	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	ThUS$	13,171	24,577	18,655	-	-	56,403	13,187	24,331	18,655	-	-	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	ThUS$	13,209	40,365	77,587	40,997	-	172,158	13,998	40,365	75,830	40,801	-	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	ThUS$	5,486	13,094	3,827	-	-	22,407	5,641	13,094	3,743	-	-	22,478	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	ThUS$	7,926	29,494	22,147	-	-	59,567	8,320	29,493	21,891	-	-	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	ThUS$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	ThUS$	5,576	16,895	46,386	26,165	-	95,022	6,000	16,895	45,346	26,063	-	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	ThUS$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	ThUS$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.31
0-E	BTMU	U.S.A.	ThUS$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	ThUS$	10,056	7,951	5,154	-	-	23,161	10,135	7,952	5,154	-	-	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	ThUS$	1,699	5,188	5,328	-	-	12,215	1,723	5,188	5,328	-	-	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,915	5,838	7,664	-	-	15,417	1,954	5,838	7,664	-	-	15,456	Monthly	4.19	4.19

Other loans

0-E	BOEING	U.S.A.	ThUS$	-	-	55,727	-	-	55,727	-	1,229	55,727	-	-	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	ThUS$	23,167	72,018	101,026	-	-	196,211	23,583	72,018	100,301	-	-	195,902	Quarterly	6.00	6.00

	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	138	426	1,233	54	-	1,851	147	426	1,233	54	-	1,860	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	3,043	6,490	44,525	41,731	-	95,789	3,656	6,490	44,525	41,731	-	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	728	2,219	6,280	-	-	9,227	756	2,219	6,280	-	-	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	9,422	28,872	169,930	-	-	208,224	10,212	28,871	169,730	-	-	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	ThUS$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62

	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128

	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

Interest-bearing loans due in installments to December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries,  Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,000	-	-	-	-	75,000	75,781	-	-	-	-	75,781	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	55,801	-	-	-	55,801	-	55,934	-	-	-	55,934	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,129	-	-	-	-	30,129	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,071	-	-	-	-	40,071	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	-	-	-	-	100,000	100,696	-	-	-	-	100,696	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,007	-	-	-	-	12,007	At Expiration	2.03	2.03

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	21,298	21,360	42,006	-	-	84,664	21,542	21,360	41,548	-	-	84,450	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS$	-	15,000	15,000	-	-	30,000	-	15,133	14,750	-	-	29,883	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	202,284	-	-	202,284	439	-	202,284	-	-	202,723	Quarterly	4.41	4.41

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	-	13,047	492,745	-	697,536	1,203,328	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	189,637	189,637	379,274	-	1,738		189,500	189,500	380,738	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	7,767	23,840	54,074	12,410	-	98,091	8,101	23,840	52,924	12,026	-	96,891	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,929	44,145	114,800	119,948	285,399	575,221	13,328	44,781	111,319	117,987	282,714	570,129	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS$	27,223	82,402	225,221	233,425	240,716	808,987	30,143	82,402	203,371	224,295	236,179	776,390	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,427	61,669	175,334	183,332	594,091	1,034,853	26,614	61,669	169,506	180,520	590,723	1,029,032	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	11,994	36,501	101,230	104,308	97,184	351,217	13,231	36,501	95,208	101,558	94,807	341,305	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS$	2,856	8,689	24,007	25,278	13,904	74,734	3,082	8,689	22,955	24,941	13,849	73,516	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS$	1,401	4,278	11,828	12,474	7,242	37,223	1,583	4,278	11,303	12,303	7,212	36,679	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS$	15,157	45,992	126,550	132,441	152,693	472,833	17,364	45,992	109,705	125,006	148,318	446,385	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	2,965	9,127	25,826	28,202	30,786	96,906	3,534	9,127	25,130	27,739	30,323	95,853	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS$	14,645	44,627	107,068	91,823	154,848	413,011	15,642	44,627	105,056	90,823	153,124	409,272	Quarterly	3.42	3.40
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,163	6,722	19,744	17,871	-	46,500	2,225	6,722	19,744	17,871	-	46,562	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	ThUS$	2,397	6,678	16,173	1,640	-	26,888	2,428	6,677	16,174	1,640	-	26,919	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,855	5,654	15,416	-	-	22,925	1,900	5,654	15,416	-	-	22,970	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS$	1,374	7,990	20,440	22,977	10,597	63,378	1,808	8,181	19,801	22,769	10,565	63,124	Semiannual	6.04	6.04
-	SWAP Aviones llegados	-	ThUS$	301	749	765	-	-	1,815	301	749	765	-	-	1,815	Quarterly		-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	241,287	-	-	241,287	2,170	-	240,007	-	-	242,177	At Expiration	3.38	3.38

Financial leases

0-E	ING	U.S.A.	ThUS$	5,347	10,779	26,831	-	-	42,957	5,717	10,779	26,500	-	-	42,996	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS$	11,206	34,267	86,085	49,853	2,863	184,274	12,013	34,267	84,104	49,516	2,859	182,759	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS$	12,526	32,850	22,407	-	-	67,783	12,956	32,850	22,088	-	-	67,894	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,146	33,840	48,823	2,296	-	98,105	13,548	33,840	48,253	2,293	-	97,934	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS$	10,630	33,866	91,162	64,471	20,984	221,113	11,460	33,866	88,674	63,860	20,903	218,763	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS$	5,459	16,542	45,416	46,472	3,134	117,023	5,813	16,542	44,010	46,153	3,128	115,646	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS$	265	2,430	6,856	7,441	8,991	25,983	265	2,430	6,856	7,441	8,991	25,983	Monthly	4.01	4.01

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	21,822	67,859	196,210	-	-	285,891	22,586	67,859	194,537	-	-	284,982	Quarterly	6.00	6.00

	Total			482,153	713,657	2,562,843	1,346,299	2,513,069	7,618,021	508,477	729,534	2,484,733	1,318,241	2,490,731	7,531,716

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Interest-bearing loans due in installments to December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	130	401	1,161	690	-	2,382	142	401	1,161	690	-	2,394	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	2,853	6,099	19,682	70,402	-	99,036	3,592	6,099	19,682	70,402	-	99,775	Quarterly/Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	696	2,125	6,020	3,206	-	12,047	732	2,125	6,020	3,207	-	12,084	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,964	27,525	208,024	-	-	244,513	9,992	27,525	208,024	-	-	245,541	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	21	-	-	-	-	21	21	-	-	-	-	21	Monthly	6.89	6.89
0-E	SOCIETE GENERALE	France	BRL	101	8	-	-	-	109	101	8	-	-	-	109	Monthly	6.89	6.89

	Total			12,765	36,158	234,887	74,298	-	358,108	14,580	36,158	234,887	74,299	-	359,924

	Total consolidated			494,918	749,815	2,797,730	1,420,597	2,513,069	7,976,129	523,057	765,692	2,719,620	1,392,540	2,490,731	7,891,640

(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accrued interest from the last date of interest rate swap	2,321	1,189	340	-	2,661	1,189
Fair value of interest rate derivatives	335	8,919	-	2,617	335	11,536
Fair value of fuel derivatives	15,678	-	-	-	15,678	-
Fair value of foreign currency derivatives	7,587	2,092	-	-	7,587	2,092
Total hedge derivatives	25,921	12,200	340	2,617	26,261	14,817

(c)	Derivatives of non-coverage

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of 31	As of 31	As of 31	As of 31	As of 31	As of 31
	december of	december of	december of	december of	december of	december of
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as coverage	7,712	-	-	-	7,712	-

Total derived from non-coverage	7,712	-	-	-	7,712	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	15,099	38,875
Interest rate swaps (2)	(2,194)	(6,542)
Fuel options (3)	(15,811)	10,711
Currency options R$/US$ (4)	-	4,370
Currency options CLP/US$ (4)	-	636

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate CLP/US$, R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 9 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	(27,797)	18,344	127,390
Debit (credit) transferred from net equity to income during the period	30,018	(15,000)	(113,403)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,279,976	1,349,201
(b) Accrued liabilities at the reporting date	394,327	346,001
Total trade and other accounts payables	1,674,303	1,695,202

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Trade creditors	1,048,033	1,096,540
Leasing obligation	6,981	4,448
Other accounts payable	224,962	248,213
Total	1,279,976	1,349,201

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Aircraft Fuel	304,426	219,601
Boarding Fee	210,621	249,898
Other personnel expenses	92,047	89,621
Handling and ground handling	84,213	103,784
Professional services and advisory	83,182	81,679
Airport charges and overflight	82,181	106,534
Suppliers technical purchases	75,402	114,690
Marketing	60,303	75,220
Air companies	59,524	31,381
Leases, maintenance and IT services	55,427	69,873
Services on board	44,434	68,605
Land services	26,014	31,151
Crew	21,943	24,163
Achievement of goals	21,265	5,732
Aviation insurance	11,943	5,108
Maintenance	8,244	26,244
Aircraft and engines leasing	6,981	4,285
Communications	92	5,273
Others	31,734	36,359
Total trade and other accounts payables	1,279,976	1,349,201

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Accrued personnel expenses	116,242	125,246
Aircraft and engine maintenance	170,731	92,711
Accounts payable to personnel (*)	81,222	99,862
Others accrued liabilities	26,132	28,182

Total accrued liabilities	394,327	346,001

(*) Profits and bonus participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	2,982	1,913	197,038	258,305	200,020	260,218
Civil contingencies	1,207	497	59,834	62,858	61,041	63,355
Labor contingencies	605	373	23,244	28,360	23,849	28,733
Other	-	-	13,976	15,187	13,976	15,187
Provision for European Commision investigation (2)	-	-	9,403	9,883	9,403	9,883
Total other provisions (3)	4,794	2,783	303,495	374,593	308,289	377,376

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2018, and 2017, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	141,797	-	141,797
Provision used	(21,997)	-	(21,997)
Difference by subsidiaries conversion	79,396	-	79,396
Reversal of provision	(201,425)	-	(201,425)
Exchange difference	249	(302)	(53)
Closing balance as of December 31, 2016	416,473	8,664	425,137

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	106,943	-	106,943
Provision used	(14,860)	-	(14,860)
Difference by subsidiaries conversion	(5,830)	-	(5,830)
Reversal of provision	(135,109)	-	(135,109)
Exchange difference	(124)	1,219	1,095
Closing balance as of December 31, 2017	367,493	9,883	377,376

Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	106,870	-	106,870
Provision used	(59,032)	-	(59,032)
Difference by subsidiaries conversion	(48,330)	-	(48,330)
Reversal of provision	(66,965)	-	(66,965)
Exchange difference	(1,150)	(480)	(1,630)
Closing balance as of December 31, 2018	298,886	9,403	308,289

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the "Aerovía Fundo" (FA), for US $ 85 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2018 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

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

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2018 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (*)	2,330,058	2,690,961	644,702	158,305	2,974,760	2,849,266
Sales tax	12,726	22,902	-	-	12,726	22,902
Retentions	34,434	38,197	-	-	34,434	38,197
Others taxes	7,700	8,695	-	-	7,700	8,695
Dividends payable	54,580	46,591	-	-	54,580	46,591
Other sundry liabilities	15,248	16,617	-	-	15,248	16,617
Total other non-financial liabilities	2,454,746	2,823,963	644,702	158,305	3,099,448	2,982,268

(*) Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered at December 31, 2018 and 2017; and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

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

The Company signed a renewal of the agreement with Banco Santander-Chile, which extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years.

Movement of Other non-financial liabilities:

Deferred income
Air transport
and other
ThUS$

Opening balance as of january 1, 2018	2,849,266
Recognition of deferred income	7,690,972
Use deferred income	(8,230,750)
Expiration of tickets	(284,730)
Deferred revenue loyalty (accreditation and exchange)	944,246
Others provisions	6,894
Adjustment application IAS 29, Argentina hyperinflation	927
Closing balance as of December 31 ,2018	2,976,825

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Retirements payments	56,126	55,119
Resignation payments	8,802	10,124
Other obligations	17,437	35,844
Total liability for employee benefits	82,365	101,087

The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2016	65,271	17,487	(4,536)	3,105	995	82,322
From January 1 to December 31, 2017	82,322	21,635	(5,399)	(2,763)	5,292	101,087
From January 1 to December 31, 2018	101,087	(7,384)	(6,018)	5,820	(11,140)	82,365

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2018	2017

Discount rate	4.27%	4.55%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.60%	6.98%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.70%	2.72%
Retirement age of women	60	60
Retirement age of men	65	65

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

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,538)	(5,795)
Change in the accrued liability an closing for decrease of 100 p.b.	4,918	6,617

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,750	6,412
Change in the accrued liability an closing for decrease of 100 p.b.	(6,547)	(5,750)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	81,222	99,862

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Salaries and wages	1,481,357	1,604,552	1,549,402
Short-term employee benefits	132,394	145,245	132,436
Termination benefits	54,007	85,070	79,062
Other personnel expenses	152,211	188,767	190,233
Total	1,819,969	2,023,634	1,951,133

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Aircraft and engine maintenance	467,923	483,795
Provision for vacations and bonuses	15,357	14,725
Other sundry liabilities	376	312
Total accounts payable, non-current	483,656	498,832

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2018 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2017), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders' meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US $ 303,499,070. Due to this last described placement, as of December 31, 2018, the number of subscribed and paid shares of the Company reached 606,407,693.

Consequently, as of December 31, 2018, the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares mentioned above; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase, described in the previous paragraph.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares

		Expired shares
	Opening	intended for		Closing
Nro. Of shares	balance	compensation plans		balance

From January 1 to December 31, 2017	608,374,525	-		608,374,525
From January 1 to December 31, 2018	608,374,525	(1,500,000	)(*)	606,874,525

(*) On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares

			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	-		-	(3,299)	(3,299)
Paid shares as of December 31, 2017	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2018	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of December 31, 2018	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)          Amounts reported represent only those arising from the payment of the shares subscribed.

(2)          Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)          At December 31, 2018, the difference between authorized shares and fully paid shares are 466,832 shares, of which correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(c)	Treasury stock

At December 31, 2018, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Deferred	Net movement	Closing
Periods	balance	plan	tax	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2016	35,647	3,698	(807)	2,891	38,538
From January 1 to December 31, 2017	38,538	943	-	943	39,481
From January 1 to December 31, 2018	39,481	(1,607)	-	(1,607)	37,874

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2016	2,634,679	5,602	2,640,281
From January 1 to December 31, 2017	2,640,281	(501)	2,639,780
From January 1 to December 31, 2018	2,639,780	(864)	2,638,916

Balance of Other sundry reserves comprises the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(25,913)	(25,911)	(25,911)
Cost of issuance and placement of shares	-	-	(9)
Others	(3,483)	(2,621)	(2,111)
Total	2,638,916	2,639,780	2,640,281

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2018 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A.

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency	Cash flow	Actuarial gain or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	126,360	-	126,360
Deferred tax	-	(34,344)	-	(34,344)
Actuarial reserves by employee benefit plans	-	-	(3,104)	(3,104)
Deferred tax actuarial IAS by employee benefit plans	-	-	921	921
Difference by subsidiaries conversion	489,486	-	-	489,486
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	-	18,436	-	18,436
Deferred tax	-	(1,802)	-	(1,802)
Actuarial reserves by employee benefit plans	-	-	2,758	2,758
Deferred tax actuarial IAS by employee benefit plans	-	-	(784)	(784)
Difference by subsidiaries conversion	(45,035)	-	-	(45,035)
Closing balance as of December 31, 2017	(2,131,590)	18,140	(10,926)	(2,124,376)

Opening balance as of January 1, 2018	(2,131,590)	18,140	(10,926)	(2,124,376)
Derivatives valuation gains (losses)	-	(26,899)	-	(26,899)
Deferred tax	-	(574)	-	(574)
Actuarial reserves by employee benefit plans	-	-	(5,819)	(5,819)
Deferred tax actuarial IAS by employee benefit plans	-	-	1,567	1,567
Difference by subsidiaries conversion	(597,615)	-	-	(597,615)
Closing balance as of December 31, 2018	(2,729,205)	(9,333)	(15,178)	(2,753,716)

(f.1)	Currency translation reserve

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

(g)	Retained earnings

Movement of Retained earnings:

				Other
		Result		increase
	Opening	for the		(decreases)	Closing
Periods	balance	period	Dividends	(1) (2)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2016	317,950	69,220	(20,766)	-	366,404
From January 1 to December 31, 2017	366,404	155,304	(46,591)	-	475,117
From January 1 to December 31, 2018	475,117	181,935	(54,580)	(4,797)	597,675

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,549) (See Note 2)
(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$

Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2018	2017

Date of dividend	12/31/2018	12/31/2017
Amount of the dividend (ThUS$)	54,580	46,591	(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0900	0.0768

(*) By virtue of the Essential Fact issued on April 26, 2018, the shareholders of LATAM approved the distribution of the final dividend proposed by the Board of Directors in Ordinary Session of April 26, 2018, which amounts to ThUS $ 46,591, which corresponds to 30% of the profits for the year corresponding to 2017.

The payment was made on May 17, 2018.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Passengers	8,708,988	8,494,477	7,877,715
Cargo	1,186,468	1,119,430	1,110,625
Total	9,895,456	9,613,907	8,988,340

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Aircraft fuel	2,983,028	2,318,816	2,056,643
Other rentals and landing fees	1,217,647	1,172,129	1,077,407
Aircraft rentals	538,347	579,551	568,979
Aircraft maintenance	382,242	430,825	366,153
Comissions	222,506	252,474	269,296
Passenger services	280,279	288,662	286,621
Other operating expenses	1,237,430	1,381,546	1,424,595
Total	6,861,479	6,424,003	6,049,694

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Depreciation (*)	916,050	943,215	910,071
Amortization	65,596	58,410	50,257
Total	981,646	1,001,625	960,328

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2018 is ThUS$ 366,393, ThUS$ 359,940 and ThUS$ 345,651 for the same period of 2017 and 2016 respectavely.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Bank loan interest	283,786	347,551	352,405
Financial leases	62,202	37,522	32,573
Other financial instruments	10,281	8,213	31,358
Total	356,269	393,286	416,336

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Coalition and loyalty program Multiplus	126,443	240,952	174,197
Tours	108,448	109,463	133,575
Aircraft leasing	78,056	103,741	65,011
Customs and warehousing	26,667	26,793	24,548
Maintenance	16,569	8,038	11,141
Duty free	3,555	6,585	17,090
Other miscellaneous income	113,020	54,317	113,186
Total	472,758	549,889	538,748

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

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2018	2017
	ThUS$	ThUS$

Cash and cash equivalents	606,673	260,092
Argentine peso	4,236	7,309
Brazilian real	34,360	14,242
Chilean peso	415,399	81,693
Colombian peso	2,732	1,105
Euro	20,339	11,746
U.S. dollar	51,382	108,327
Other currency	78,225	35,670

Other financial assets, current	57,132	36,484
Argentine peso	11	21
Brazilian real	25,829	17
Chilean peso	25,904	26,605
Colombian peso	139	150
U.S. dollar	4,923	9,343
Other currency	326	348

	As of	As of
	December 31,	December 31,
Current assets	2018	2017
	ThUS$	ThUS$

Other non - financial assets, current	106,952	107,170
Argentine peso	13,077	16,507
Brazilian real	37,794	19,686
Chilean peso	30,916	34,258
Colombian peso	434	340
Euro	3,935	2,722
U.S. dollar	8,949	21,907
Other currency	11,847	11,750

Trade and other accounts receivable, current	518,006	373,447
Argentine peso	54,053	49,680
Brazilian real	6,037	22,006
Chilean peso	112,133	82,369
Colombian peso	5,065	1,169
Euro	49,044	48,286
U.S. dollar	2,938	34,268
Other currency	288,736	135,669

Accounts receivable from related entities, current	593	958
Chilean peso	200	735
U.S. dollar	393	223

Tax current assets	20,774	33,575
Argentine peso	812	1,679
Brazilian real	1,106	3,934
Chilean peso	4,860	3,317
Colombian peso	5	660
Euro	-	179
U.S. dollar	429	327
Peruvian sol	13,306	21,948
Other currency	256	1,531

Total current assets	1,310,130	811,726
Argentine peso	72,189	75,196
Brazilian real	105,126	59,885
Chilean peso	589,412	228,977
Colombian peso	8,375	3,424
Euro	73,318	62,933
U.S. Dollar	69,014	174,395
Other currency	392,696	206,916

	As of	As of
	December 31,	December 31,
Non-current assets	2018	2017
	ThUS$	ThUS$

Other financial assets, non-current	21,850	20,975
Brazilian real	4,941	3,831
Chilean peso	68	74
Colombian peso	145	281
Euro	7,438	7,853
U.S. dollar	7,441	7,273
Other currency	1,817	1,663

Other non - financial assets, non-current	31,126	9,108
Argentine peso	86	172
Brazilian real	7,465	6,368
U.S. dollar	3	38
Other currency	23,572	2,530

Accounts receivable, non-current	5,378	6,887
Chilean peso	5,378	6,887

Deferred tax assets	2,073	2,081
Colombian peso	78	86
Other currency	1,995	1,995

Total non-current assets	60,427	39,051
Argentine peso	86	172
Brazilian real	12,406	10,199
Chilean peso	5,446	6,961
Colombian peso	223	367
Euro	7,438	7,853
U.S. dollar	7,444	7,311
Other currency	27,384	6,188

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	56,842	36,000	107,815	115,182
Chilean peso	41,503	21,542	68,901	79,032
U.S. dollar	15,339	14,458	38,914	36,150

Trade and other accounts payables, current	970,872	919,373	37,809	33,707
Argentine peso	229,907	122,452	6,142	8,636
Brazilian real	30,974	28,810	1,152	669
Chilean peso	198,766	233,202	26,113	11,311
Colombian peso	7,915	2,964	752	855
Euro	84,903	58,081	1,375	9,165
U.S. dollar	325,385	409,380	55	1,154
Peruvian sol	37,285	39,064	1,124	825
Mexican peso	5,975	2,732	167	115
Pound sterling	13,395	5,839	305	199
Uruguayan peso	847	1,890	-	-
Other currency	35,520	14,959	624	778

Accounts payable to related entities, current	365	760	-	-
Chilean peso	253	546	-	-
U.S. dollar	112	4	-	-
Other currency	-	210	-	-

Other provisions, current	1,434	959	-	-
Chilean peso	28	30	-	-
Other currency	1,406	929	-	-

Tax liabilities, current	13	-	-	174
Argentine peso	4	-	-	174
Chilean peso	9	-	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	38,120	25,190	-	-
Argentine peso	1,089	393	-	-
Brazilian real	1,455	542	-	-
Chilean peso	14,130	11,283	-	-
Colombian peso	1,009	837	-	-
Euro	4,411	5,954	-	-
U.S. dollar	10,468	3,160	-	-
Other currency	5,558	3,021	-	-

Total current liabilities	1,067,646	982,282	145,624	149,063
Argentine peso	231,000	122,845	6,142	8,810
Brazilian real	32,429	29,352	1,152	669
Chilean peso	254,689	266,603	95,014	90,343
Colombian peso	8,924	3,801	752	855
Euro	89,314	64,035	1,375	9,165
U.S. dollar	351,304	427,002	38,969	37,304
Other currency	99,986	68,644	2,220	1,917

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	241,823	276,436	281,785	263,798	179,406	189,500
Chilean peso	16,232	41,548	237,377	189,500	172,530	189,500
U.S. dollar	225,591	234,888	44,408	74,298	6,876	-

Accounts payable, non-current	308,715	362,964	-	-	-	-
Chilean peso	14,027	13,251	-	-	-	-
U.S. dollar	293,448	348,329	-	-	-	-
Other currency	1,240	1,384	-	-	-	-

Other provisions, non-current	36,120	41,514	-	-	-	-
Argentine peso	542	940	-	-	-	-
Brazillian real	19,815	24,074	-	-	-	-
Colombian peso	295	551	-	-	-	-
Euro	9,403	9,883	-	-	-	-
U.S. dollar	6,065	6,066	-	-	-	-

Provisions for employees benefits, non-current	72,674	77,579	-	-	-	-
Chilean peso	72,187	73,399	-	-	-	-
U.S. dollar	487	4,180	-	-	-	-

Other non-financial liabilities, non-current	-	3	-	-	-	-
Colombian peso	-	3	-	-	-	-

Total non-current liabilities	659,332	758,496	281,785	263,798	179,406	189,500
Argentine peso	542	940	-	-	-	-
Brazilian real	19,815	24,074	-	-	-	-
Chilean peso	102,446	128,198	237,377	189,500	172,530	189,500
Colombian peso	295	554	-	-	-	-
Euro	9,403	9,883	-	-	-	-
U.S. dollar	525,591	593,463	44,408	74,298	6,876	-
Other currency	1,240	1,384	-	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2018	2017
	ThUS$	ThUS$

Total assets	1,370,557	850,777
Argentine peso	72,275	75,368
Brazilian real	117,532	70,084
Chilean peso	594,858	235,938
Colombian peso	8,598	3,791
Euro	80,756	70,786
U.S. dollar	76,458	181,706
Other currency	420,080	213,104

Total liabilities	2,333,793	2,343,136
Argentine peso	237,684	132,595
Brazilian real	53,396	54,095
Chilean peso	862,056	864,144
Colombian peso	9,971	5,207
Euro	100,092	83,083
U.S. dollar	967,148	1,132,067
Other currency	103,446	71,945

Net position
Argentine peso	(165,409)	(57,227)
Brazilian real	64,136	15,989
Chilean peso	(267,198)	(628,206)
Colombian peso	(1,373)	(1,416)
Euro	(19,336)	(12,297)
U.S. dollar	(890,690)	(950,361)
Other currency	316,634	141,159

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2018, 2017 and 2016, amounted a charge of ThUS$ 157,708 and ThUS$ 18,718 and a credit of ThUS$ 121,651, respectively.

The exchange differences recognized in statement of comprehensive income as reserves for translation exchange differences for the period ended December 31, 2018, 2017 and 2016 meant a charge of ThUS $ 610,201 and ThUS$ 47,495 and a credit of ThUS$ 494,362, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2018	2017	2016	2015

Argentine peso	37.74	18.57	15.84	12.97
Brazilian real	3.87	3.31	3.25	3.98
Chilean peso	694.77	614.75	669.47	710.16
Colombian peso	3,239.45	2,984.77	3,000.25	3,183.00
Euro	0.87	0.83	0.95	0.92
Strong bolivar	0.00	3,345.00	673.76	198.70
Sovereign bolivar (*)	3,299.12	-	-	-
Australian dollar	1.42	1.28	1.38	1.37
Boliviano	6.86	6.86	6.86	6.85
Mexican peso	19.68	19.66	20.63	17.34
New Zealand dollar	1.49	1.41	1.44	1.46
Peruvian Sol	3.37	3.24	3.35	3.41
Uruguayan peso	32.38	28.74	29.28	29.88

(*) On August 20, 2018, in Venezuela there was a change of currency, five zeros were eliminated to simplify and the surname was changed to sovereign.

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings / (loss) per share	2018	2017	2016

Earnings / (loss) attributable to owners of the parent (ThUS$)	181,935	155,304	69,220

Weighted average number of shares, basic	606,407,693	606,407,693	546,559,599

Basic earnings / (loss) per share (US$)	0.30002	0.25610	0.12665

	For the year ended
	December 31,
Diluted earnings / (loss) per share	2018	2017	2016

Earnings / (loss) attributable to owners of the parent (ThUS$)	181,935	155,304	69,220

Weighted average number of shares, basic	606,407,693	606,407,693	546,559,599

Weighted average number of shares, diluted	606,407,693	606,407,693	546,559,599

Diluted earnings / (loss) per share (US$)	0.30002	0.25610	0.12665

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. We are waiting for the deadline for the municipality to appeal to expire. The municipality filed an appeal against this decision on April 30, 2018, that is pending a decision. The voidance action is now in the evidentiary period.	85,883

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

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

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,402 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. LATAM AIRLINES GROUP S.A. expects that the Court of the European Union will reduce this fine.

9,402

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This concluded the claim for all class-action plaintiffs except one, with whom negotiations continue. The amount is undetermined, but small.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,479; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. We are now awaiting publication of the Judge’s ruling to file our appeal against it.	10,541

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	14,083

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appea.	59,317

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for ThUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					88,421

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	57,287

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

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

				This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. . The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. On March 26, 2014, the Federal Court in the State of Florida, USA, approved the petition by LATAM Airlines Colombia to suspend the case in the United States until the lawsuit under way in	12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01 (Continuation)		Colombia was decided. The U.S. judge also closed the case administratively. Based on the petition by Regional One, the Federal Court in the State of Florida, USA, lifted the suspension of the case on July 11, 2018 and returned the case to the State Court. At the same time, VAS filed suit against LATAM AIRLINES COLOMBIA at the end of May 2018 seeking an indemnity because of the lawsuit by Regional One against VAS due to contract default. According to the requirements for civil suits in Florida, VAS has only claimed damages from LATAM AIRLINES COLOMBIA totaling more than US$15,000. The VAS lawsuit and Regional One lawsuit have been consolidated before the same State Court, which has set the trial by jury for September 19, 2019. A reconciliation hearing was held on December 10, 2018 that was attended by all parties, but no agreement was reached. The claim is continuing forward. It is possible that later on, the amount petitioned in the case may vary. Any change will be reported in due course. In the meantime, the State Court has yet to render a decision on the motions by LATAM Airlines Colombia to dismiss both the Regional One and VAS claims because they have no legal basis.

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	65,914

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018.	16,575

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. We are currently waiting for the case to be heard by the Court of Appeals.	19,080

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced.	39,222

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017. The administrative case was closed in favor of the company and its right to a credit was recognized on June 15, 2018.	-0-

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF). The decision was made to file a lawsuit on December 5, 2017.	15,590

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	15,649

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	23,720

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal. The Company’s right to its credit was recognized on November 21, 2018, which closed the administrative process in its favor.	-0-

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. A ruling on the defense is currently pending in this lawsuit.	20,155

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	14,501

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	We are awaiting the presentation of an administrative defense. An administrative defense was presented on May 29, 2018.	30,954

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	42,423

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered by the trial judge to pay certain fees	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federa	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	16,959

TAM linhas Aérea S/A	International Centre for dispute resolution (“ICDR”)	01-18-0000-6332	Arbitration filed by Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”). In 2008, the parties exchanged draft agreements on sharing the costs of any indemnity for certain claims related to the Flight JJ3054 accident, but they did not reach an agreement, so the draft was never finalized or executed. Despite this, Airbus and its insured filed a formal arbitration	On January 31, 2018, Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) filed an arbitration claim with the International Centre for Dispute Resolution against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”) seeking a decision on the validity of a shared-defense agreement that had been discussed but never finalized or executed by the parties. The plaintiffs allege that the parties exchanged enough	12,200

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	International Centre for dispute resolution (“ICDR”)	01-18-0000-6332 (Continuation)	claim and served AIG, TSA and TLA as defendants, seeking a decision on the validity of the agreement as well as a damage indemnity to Airbus because it could not share its defense with TAM. TAM has retained legal counsel in Switzerland, Brazil and the United States to handle this claim.	correspondence and drafts to reflect the terms of a contract. Based on this alleged contract, they are demanding that TAM reimburse Airbus a sum of approximately ThUS$9.2 for settlement costs and ThUS$3 for legal fees, in addition to interest and any other amount decided by the Arbitrator On October 8, 2018, the plaintiffs filed a formal complaint that contained declarations by their supporting experts. On November 7, 2018, the Arbitrator issued a procedural ruling dividing the jurisdiction phase from the grounds-for-arbitration phase, thus expressing his agreement with the arguments by TSA and TLA as well as AIG. After a petition agreed by all parties, the Arbitrator postponed the deadline of December 14, 2018 while the parties held reconciliation negotiations. Finally, in December 2018, the parties agreed to hold a meeting to discuss a potential settlement that resulted in an agreement whereby Allianz Corporate & Speciality SE will pay AIG US$95 million toward the loss already settled by AIG for the accident. In exchange, all lawsuits and arbitration claims will be withdrawn at no additional cost to LATAM. The insurance companies are now in the process of obtaining the approvals required from the signatories of the agreement and the case is expected to be closed in the first half of 2019. The arbitration is temporarily on hold until the agreement is concluded.
TAM Linhas Aéreas S/A	Delegacía de Receita Federal	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. We are now awaiting the administrative ruling.	118,558

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2018, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

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

The agreements signed, included the following:

(a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

(b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$6,744 and interest of ThUS$2,694.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

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

The revolving credit facility ("Revolving Credit Facility") with aircraft, engines, parts and supplies guaranteed for a total available amount of US$ 600 million, contemplates minimum liquidity restrictions, measured at the level of the Consolidated Company and measured at the for companies LATAM Airlines Group SA and TAM Linhas Aéreas S.A., which remain standby while the credit line is not used. As of December 31, 2018 and 2017 this line of credit established with a consortium of eleven banks led by Citibank, is not used.

As of December 31, 2018 and 2017, the Company is in compliance with all the indicators detailed above.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2018	2017

ACS Aero 1 Alpha Limited	Airbus A320	-	1
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E	Airbus A319	1	1
Aviación Real A.I.E	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 99 Limited	Airbus A320	1	-
Avolon Aerospace AOE 100 Limited	Airbus A320	1	2
Avolon Aerospace AOE 134 Limited	Airbus A321	2	-
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	-	1
Bank of America	Airbus A321	2	2
Bank of Utah	Airbus A320	1	-
Bank of Utah	Airbus A350	1	-
Bank of Utah	Boeing 787	2	2
Boeing Aircraft Holding Company	Boeing 777	2	-
Castlelake	Airbus A319	1	1
Chishima Real State Co., Ltd.	Airbus A321	1	-
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	-	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	-	1
NBB Crow Co.,Ltd	Boeing 787	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	4
PAAL Aquila Company Limited	Airbus A321	2	2
Sapphire Leasing I (AOE 7) Limited	Airbus A320	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	4	4
SMBC Aviation Capital Limited	Airbus A321	2	2
Wells Fargo Trust Company, N.A.	Airbus A319	1	2
Wells Fargo Trust Company, N.A.	Airbus A320	10	11
Wells Fargo Trust Company, N.A.	Airbus A350	2	2
Wells Fargo Trust Company, N.A.	Boeing 767	1	2
Wells Fargo Trust Company, N.A.	Boeing 777	4	4
Wells Fargo Trust Company, N.A.	Boeing 787	10	11
Wilgmington Trust SP Services (Dublin) Limited	Airbus A350	1	-
Total		94	93

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

No later than one year	513,214	462,205
Between one and five years	1,719,490	1,620,253
Over five years	1,348,470	1,498,064
Total	3,581,174	3,580,522

The operating lease payments charged to income are the following:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Operating lease payments	538,347	579,551	568,979
Total	538,347	579,551	568,979

During 2018, through operating lease two Airbus A321-200 aircraft were added for a period of 10 years each, two aircrafts Boeing 777-200ER for a period of 1 year and two aircraft A350-900 for a period of 12 years. On the other hand, one Airbus A320-200 aircraft, one Boeing 767-300 Freighter aircraft were returned and two Boeing 777-300 Freighter aircraft were sold.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and a cost by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk. As for the rent payments, they are unrestricted, and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

The ACMI lease agreements entered into by the Parent Company and its subsidiaries establish that the costs of the aircraft, crew, maintenance and insurance are the responsibility of the lessor. As for the rent payments, they are unrestricted, and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

At December 31, 2018 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2019
Avolon Aerospace AOE 62 Limited	LATAM Airlines Group S.A.	Three letter of credit	2,167	Aug 30, 2019
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2019
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2019
DVB Bank	LATAM Airlines Group S.A.	One letter of credit	886	Aug 30, 2019
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Four letter of credit	14,327	Nov 30, 2019
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Two letter of credit	7,366	Dec 11, 2019
Sky High XXIV Leasing Company	LATAM Airlines Group S.A.	Eight letter of credit	6,831	Mar 24, 2019
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Mar 13, 2019
Merlin Aviation Leasing (Ireland) 18 Limite	Tam Linhas Aéreas S.A.	One letter of credit	3,000	Mar 1, 2019
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,000	Oct 25, 2019
ACG Acquisition	Tam Linhas Aéreas S.A.	One letter of credit	852	Aug 30, 2019
			61,733

(c)	Other commitments

At December 31, 2018 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2019
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Twenty four letter of credit	3,475	Feb 18, 2019
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty three letter of credit	2,263	Sep 17, 2019
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Seventeen letter of credit	136,000	Feb 10, 2019
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,770	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,690	Apr 5, 2019
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	27,226	Dec 20, 2019
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,734	Dec 31, 2019
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	5,000	Mar 31, 2019
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty three letter of credit	19,918	Jan 30, 2019
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2019
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	Mar 13, 2019
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,626	Nov 24, 2020
Procon	Tam Linhas Aéreas S.A.	One letter of credit	1,309	Apr 1, 2021
União Federal	Tam Linhas Aéreas S.A.	Two letter of credit	3,217	Sep 28, 2021
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	One letter of credit	1,047	Sep 27, 2023
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Four letter of credit	8,541	May 23, 2021
Procon	ABSA linhas Aereas Brasileira S/A	One letter of credit	10,495	May 19, 2020
Vara Federal da Subseção de Campinas SP	ABSA linhas Aereas Brasileira S/A	One letter of credit	5,457	Oct 20, 2021
Conselho Administrativo de Conselhos Federais	ABSA linhas Aereas Brasileira S/A	One letter of credit	15,919	Feb 22, 2021
			267,165

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2018	2017	2016
						ThUS$	ThUS$	ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	18	6
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	-	14	9
				Services provided for advertising	CLP	-	-	(12)
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	1,778	1,643	(394)
				Services received from National and International
				Courier	CLP	(85)	(382)	(285)
				Services provided of cargo transport	CLP	-	(17)	192
				Sales commissions	CLP	(821)	(761)	(727)
				Services received of transfer of passengers	CLP	112	-	-
				Services received advertising	CLP	(1,025)	-	-
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	-	-	(84)
				Tickets sales	CLP	-	1	3
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	51	72	76
Foreign	Consultoría Administrativa
	Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	-	(2,357)	(2,563)
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	(231)	(251)	(264)
Foreign	TAM Aviação Executiva
	e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	62	45	(120)
				Services received of cargo transport	BRL	8	-	-
				Services received at airports	BRL	(2)	(39)	7
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	21,321	31,707	-
				Interlineal received service	US$	(6,345)	(2,139)	-
				Interlineal provided service	US$	8,635	5,279	-
				Services provided of handling	US$	1,392	1,002	-
				Services provided / received others	US$	1,805	-	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$

Remuneration	14,841	17,826	16,514
Management fees	307	468	556
Non-monetary benefits	748	740	778
Short-term benefits	45,653	36,970	23,459
Long-term benefits	2,412	-	-
Share-based payments	(7,210)	13,173	8,085
Termination benefits	1,404	-	-
Total	58,155	69,177	49,392

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

(a.1)	Compensation plan 2013 not current as of this date

At the Extraordinary Shareholders' Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

On June 11, 2018, expired the term to subscribe said actions, which were neither subscribed nor paid, reducing the capital of full rights.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recorded in accordance with the provisions of IFRS 2 "Payments based on shares" and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2017	4,719,720	37,359	(1,193,286)	(630,897)	2,932,896
From January 1 to December 31, 2018	2,932,896	-	(171,419)	(1,168,700)	1,592,777

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of December 31, 2018 and 2017, the amount recorded is ThUS $ (7,210) and 13,173, respectively, classified under the line "Administrative expenses" of the Consolidated Income Statement by function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at December 31, 2018, which amounted to 247,500 shares (at December 31, 2017, the distribution of outstanding stock options amounted to 316,025 for Multiplus S.A.).

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2017	84,249	163,251	68,525	316,025
Outstanding option number as December 31, 2018	84,249	163,251	-	247,500

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

The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2018	2017	2018	2017
Multiplus S.A.	-	247,500	-	316,025

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the "Black-Scholes-Merton" method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 and 2017 there is no value recorded in liabilities and results.

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

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856
From January 1 to December 31, 2017	237,856	129,218	(41,801)	(15,563)	309,710
From January 1 to December 31, 2018	309,710	-	(83,958)	(8,916)	216,836

NOTE 35 - STATEMENT OF CASH FLOWS

(a)       The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)       Other inflows (outflows) of cash:

	For theyear ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$
Fuel hedge	77,234	19,862	(50,029)
Hedging margin guarantees	14,755	(4,201)	1,184
Guarantees	1,573	59,988	(51,559)
Tax paid on bank transaction	318	(6,635)	(10,668)
Change reservation systems	-	(16,120)	-
SEC agreement	-	-	(4,719)
DOJ fine	-	-	(12,750)
Currency hedge	(1,282)	(17,798)	(39,534)
Bank commissions, taxes paid and other	(8,179)	(7,738)	(769)
Fuel derivatives premiums	(13,947)	(2,832)	(6,840)
Court deposits	(30,860)	(33,457)	(33,635)
Others	-	-	50
Total Other inflows (outflows) Operation flow	39,612	(8,931)	(209,269)

Others deposits in guarantees	-	3,754	-
Recovery loans convertible into shares	-	-	8,896
Tax paid on bank transaction	(2,476)	(2,594)	(3,716)
Others	-	(10,383)	(4,337)
Total Other inflows (outflows) Investment flow	(2,476)	(9,223)	843

Loan guarantee	-	80,615	(74,186)
Aircraft Financing advances	55,728	(26,214)	(125,149)
Settlement of derivative contracts	(11,675)	(40,695)	(29,828)
Total Other inflows (outflows) Financing flow	44,053	13,706	(229,163)

Dividends:

	For the year ended
	December 31,
	2018	2017	2016
	ThUS$	ThUS$	ThUS$
Latam Airlines Group S.A.	(46,591)	(20,766)	-
Multiplus S.A. (*)	(26,029)	(45,876)	(40,823)
Lan Perú S.A. (*)	-	-	(400)
Total dividends paid	(72,620)	(66,642)	(41,223)

(*) Dividends paid to minority shareholders

d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Loans to exporters	314,619	293,001	(202,000)	(10,467)	5,568	-	400,721
Bank loans	321,633	74,663	(167,548)	(13,961)	7,954	-	222,741
Guaranteed obligations	4,036,843	-	(315,698)	(122,639)	99,320	(1,163,805)	2,534,021
Other guaranteed obligations	242,175	704,398	(274,339)	(16,873)	18,091	-	673,452
Obligation with the public	1,584,066	-	1,561	(107,629)	75,081	-	1,553,079
Financial leases	1,109,504	-	(691,390)	(69,808)	112,743	1,163,805	1,624,854
Other loans	282,800	55,728	(88,935)	(15,978)	19,243	-	252,858
Total Obligations with financial institutions	7,891,640	1,127,790	(1,738,349)	(357,355)	338,000	-	7,261,726

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Increases (payments)	(212,163)	(205,143)
Recoveries	157,508	103,065
Total cash flows	(54,655)	(102,078)

f) The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2018 corresponds to:

ThUS$

Net cash flows from (used in) operating activities	6,088
Net cash flows from (used in) investment activities	(17,611)
Net cash flows from (used in) financing activities	3,914
Effects of variation in the exchange rate on cash and cash equivalents	7,609
Net increase (decrease) in cash and cash equivalents	-

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

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i.	Carbon footprint
ii.	Eco Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

This is how, during 2018, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001. During 2018, the system will be recertified with the new version of the standard.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.
-	During 2018, the Colombian operation achieved its certification in Stage 1 of IEnvA
-	Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.
-	In the second semester of 2018 the facilities of the maintenance base and the corporate building of the operations in Chile have 100% electric power from renewable sources

It is highlighted that in 2018, LATAM Airlines Group maintained its inclusion for the fifty consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group S.A., has issued in the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the nominal amount of US$ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an offer price of 99.309%. The bonds will mature on March 1, 2026, unless they have been redeemed in advance in accordance with their terms. As reported to the market, the issue and placement of the bonds was intended to finance general corporate purposes.

By of the Provisional Measure 863/2018 of December 13, 2018, issued by the President of Brazil, through which the participation of up to 100% of foreign capital in airlines of that country is authorized, in February 2019 they were completed the procedures for the exchange of shares in Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%.

On February 28, 2019, the company TAM, a subsidiary of LATAM Ailines Group SA, received an official letter from the Comissão de Valores Mobiliários (CMV), in which it communicates the acceptance to the request for registration of the public offer for the acquisition of shares of TAM subsidiary, Multiplus SA, corresponding to the non controlling interes of the company, which will give rise to the cancellation of the registration and exit of the special trading segment called "Novo Mercado", in case the transaction is successful.

On April 1, 2019, TAM S.A., an affiliate of LATAM Airlines Group S.A., announces that the tender offer process for the common shares of Multiplus S.A. ("Multiplus") that LATAM's affiliates do not currently own, expired. TAM S.A. acquired 23.49% of Multiplus' common shares, reaching 96.23% of its capital stock, and, as a result, TAM S.A. will de-list Multiplus from the B3 Novo Mercado and cancel its registration, as announced on September 5, 2018, Shareholders who did not trade their shares during the tender offer wishing to sell its free float common shares to TAM S.A. may still do it during the period of three months following the tender offer, which is, from April 02, 2019 to July 02, 2019.

Between April 1, 2019 and April 4, 2019, TAM acquired additional shares of Multiplus and reached 97.2% of its capital stock. For the 24.5% acquired the company paid ThUS$ 272,540 and it is expected to pay ThUS$ 31,163 for the remaining 2.8%.

On April 3, 2019, LATAM Airlines Brazil, announced that it has been approached by Elliott Associates L.P., Elliott International L.P., and Manchester Securities Corporation (jointly "Elliott"), the largest debt holders of Oceanair Linhas Aéreas S.A. and AVB Holding S.A. (jointly "Avianca Brasil"), and has agreed to bid for at least one independent productive unit (“IPU”) of its respective assets (including but not limited to certain contracts, operating certificates, permits, and slots), of Elliot’s restructuring proposal in upcoming auctions for a minimum amount of US$70 million. As part of the proposed restructuring, subject to compliance with certain conditions, LATAM Airlines Brazil has committed to extend to Avianca Brasil, directly and indirectly, up to US$13 million of debtor–in–possession loans to finance, in part, working capital in support of the ongoing operations, amount that will be reimbursed to LATAM Airlines Brazil if the restructuring proposal is successful. At this date it is not possible to determine the financial effects that this announcement may have on the assets, liabilities or results of the Company or the date on which the adjudication of the aforementioned productive unit could materialize, which, in any case, is subject to any and all required governmental and antitrust approvals being granted in a timely manner.

On December 31, 2018 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2018, have been approved in an Ordinary Board Meeting on April 9, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 12, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín Balza
Name: Ramiro Alfonsín Balza
Title: LATAM Airlines Group CFO