Form 20-F
period 2019-12-31
LATAM AIRLINES GROUP S.A.
filed 2020-03-19
CIK 1047716

As filed with the Securities and Exchange Commission on March 18, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Andrés del Valle

Tel.: 56-2-2565-2525 — E-mail: investorrelations@latam.com

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American) Depositary Receipts), each representing one share of Common Stock, without par value	“LTM”	New York Stock Exchange
*Not for trading, but only in connection with the registration of the American Depository Shares pursuant to the requirements of the New York Stock Exchange.	“LTM”	New York Stock Exchange*

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil”, Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).

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

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$”, “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (which we refer to as the Central Bank of Chile) on December 31, 2019, which was Ch$744.62 = US$1.00. The observed exchange rate on, March 18, 2020, was Ch$855.09 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (which we refer to as the Central Bank of Brazil) on December 31, 2019, which was R$4.03 = US$1.00. The observed exchange rate on March 18, 2020, was R$5.11 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real.

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts), each representing one share of Common Stock, that are listed on the New York Stock Exchange under the Symbol “LTM”

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2015, 2016, 2017, 2018 and 2019 were prepared in accordance with IFRS.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

●	the factors described in “Item 3. Key Information—Risk Factors”;
●	our ability to service our debt and fund our working capital requirements;
●	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;
●	the determination of relationships with customers;
●	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;
●	the effects of competition in the airline industry;
●	future terrorist incidents, cyberattacks or related activities affecting the airline industry;
●	future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;
●	natural disasters affecting travel behavior and/or exports;
●	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;
●	inflation;
●	competitive pressures on pricing;
●	our capital expenditure plans;
●	changes in labor costs, maintenance costs and insurance premiums;
●	fluctuation of crude oil prices and its effect on fuel costs;
●	cyclical and seasonal fluctuations in our operating results;
●	defects or mechanical problems with our aircraft;
●	our ability to successfully implement our growth strategy;
●	our plans relative to acquisitions, joint ventures, strategic alliances or divestitures;
●	increases in interest rates; and
●	changes in regulations, including regulations related to access to routes in which we operate and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO”	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Colombia”	Aerovías de Integración Regional, Aires S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	LATAM-Airlines Ecuador S.A., incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Peru S.A. (f/ka LAN Peru S.A.), incorporated in Peru.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	carbon dioxide gas

“PIS/COFINS”	“Program of Social Integration” and “Contribution for the Financing of Social Security” federal taxes in Brazil

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2019, 2018, 2017, 2016, and 2015 has been prepared in accordance with IFRS. In 2019, the Company adopted IFRS 16, Leases, retrospectively; restating the comparative figures as of December 31, 2018 and for the years ended December 31, 2018 and 2017, in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The selected Statement of Income Data for the years ended 2016 and 2015 and the selected Balance Sheet Data as of December 31, 2017, 2016 and 2015 have not been restated.

LATAM’s Annual Financial Information

	Year ended December 31,
	2019	2018 restated	2017 restated	2016	2015
	(in US$ millions, except per share and capital stock data)
The Company Statement of Income Data (1)(2)(3):
Operating revenues
Passenger	9,005.6	8,709.0	8,494.5	7,877.7	8,410.6
Cargo	1,064.4	1,186.5	1,119.4	1,110.6	1,329.4

Total operating revenues	10,070.1	9,895.5	9,613.9	8,988.3	9,740.0

Cost of sales	(7,951.3)	(7,773.4)	(7,279.4)	(6,967.0)	(7,636.7)

Gross margin	2,118.8	2,122.0	2.334,5	2,021.3	2,103.3
Other operating income(4)	360.9	472.8	549.9	538.7	385.8
Distribution costs	(580.0)	(615.2)	(696.8)	(747.4)	(783.3)
Administrative expenses	(735.2)	(736.3)	(952.8)	(873.0)	(878.0)
Other expenses	(422.8)	(356.3)	(365.5)	(373.7)	(324.0)
Other gains/(losses)	11.5	53.5	(7.8)	(72.6)	(55.3)
Financial income	26.3	53.3	78.7	74.9	75.1
Financial costs	(589.9)	(539.1)	(579.2)	(416.3)	(413.4)
Equity accounted earnings	0.0	0.0	0.0	0.0	0.0
Foreign exchange gains/losses	(32.6)	(38.1)	(48,5)	121.7	(467.9)
Result of indexation units	(15.0)	(0.9)	0.7	0.3	0.6

Income (loss) before income taxes	141.9	415.7	313.4	273.9	(357.1)
Income (loss) tax expense/benefit	53.7	(73.9)	(159.0)	(163.2)	178.4

Net (loss) income for the year	195.6	341.8	154.4	110.7	(178.7)
Income (loss) attributable to owners of the parent	190.4	309.8	108.9	69.2	(219.3)
Income (loss) attributable to non-controlling interests	5.2	32.0	45.5	41.5	40.5

Net income (loss) for the year	195.6	341.8	154.4	110.7	(178.7)

Earnings per share
Average number of Shares	606,407,693	606,407,693	606,407,693	546,559,599	545,547,819
Basic earnings (loss) per share (US$)	0.31403	0.51090	0.17958	0.12665	(0.40193)
Diluted earnings (loss) per share (US$)	0.31403	0.51090	0.17958	0.12665	(0.40193)

	As of December 31,
	2019	2018 restated	2017	2016	2015
	(in US$ millions, except per share and capital stock data)
Balance Sheet Data:
Cash, and cash equivalents	1,072.6	1,081.6	1,142.0	949.3	753.5
Other current assets in operation	2,460.5	2,188.5	2,312.4	2,340.3	2,067.4
Non-current assets and disposal groups held for sale	485.2	5.8	291.1	337.2	2.0

Total current assets	4,018.2	3,275.9	3,745.5	3,626.8	2,822.9
Property and equipment	12,919.6	12,501.8	10,065.3	10,498.1	10,938.7
Other non-current assets	4,150.0	4,301.1	4,987.2	5,073.3	4,339.8

Total non-current assets	17,069.6	16,802.9	15,052.5	15,571.4	15,278.5

Total assets	21,087.8	20,078.7	18,798.0	19,198.2	18,101.4
Total current liabilities	6,960.9	5,932.2	5,842.7	6,222.2	5,641.0
Total non-current liabilities	10,997.7	10,705.9	8,688.0	8,790.7	9,522.9
		,
Total liabilities	17,958.6	16,638.1	14,530.7	15,012.9	15,163.9
Share capital	3,146.3	3,146.3	3,146.3	3,149.6	2,545.7
Net equity attributable to the parent company’s equity holders	3,130.8	3,360.7	4,176.1	4,096.7	2,856.5
Non-controlling interest	(1.6)	79.9	91.1	88.6	81.0

Total equity	3,129.2	3,440.6	4,267.2	4,185.3	2,937.5

Shares Outstanding	606,407,693	606,407,693	606,407,693	606,407,693	545,547,819

(1)	For more information on the subsidiaries included, see Note 1 to our audited consolidated financial statements.
(2)	The addition of the items may differ from the total amount due to rounding.
(3)	For the effects of the adoption of IFRS 15 and IFRS 16 see Note 2.1 to the Fnancial Statements”
(4)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Coalition and Loyalty Program, Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, and other miscellaneous income. For more information, see Note 28 to our audited consolidated financial statements.

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2015, December 31, 2016, December 31, 2017, December 31, 2018 and December 31, 2019. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	Year ended December 31,
Operating Data:	2019	2018	2017	2016	2015
ASKs (million)	149,111.9	143,264.7	136,398.4	134,967.7	134,167.1
RPKs (million)	124,521.1	119,077.4	115,692.7	113,626.9	111,509.9
ATKs (million)	6,356.7	6,497.6	6,230.3	6,704.1	7,082.8
RTKs (million)	3,526.0	3,582.5	3,421.3	3,465.9	3,797.0

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (“Regulation to the Chilean Corporation Act”, and together with the Chilean Corporation Act, the “Chilean Corporation Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated net income for the prior year, subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights” LATAM did not pay dividends in 2016. On May 18, 2017, LATAM paid US$20,766,119 in dividends in respect of the year ended December 31, 2016. On May 17, 2018, LATAM paid US$46,591,193 in dividends in respect of year ended December 31, 2017. On May 17, 2019, LATAM paid US$54,580,443 in dividends in respect of year ended December 31, 2018. In addition, dividend reserves of US$57,129,120 were set aside for 2019, to be paid in 2020.

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

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)

2016	May 18, 2017	$20,766,119	606.41	$0.03424	$0.03424
2017	May 17, 2018	$46,591,193	606.41	$0.07683	$0.07683
2018	May 16, 2019	$54,580,443	606.41	$0.09001	$0.09001

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

Our assets included US$2,209.6 million of goodwill as of December 31, 2019. Under IFRS, goodwill is subject to an annual impairment test and may be required to be tested more frequently if events or circumstances indicate a potential impairment. In 2019, mainly as a result of the depreciation of the Brazilian real against the U.S. dollar, the value of our goodwill decreased by 3.7% as compared with 2018. Any impairment could result in the recognition of a significant charge to earnings in our statement of income, which could materially and adversely impact our consolidated results for the period in which the impairment occurs.

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

Our business depends upon our access to key routes and airports. Bilateral aviation agreements between countries, open skies laws and local aviation approvals frequently involve political and other considerations outside of our control. Our operations could be constrained by any delay or inability to gain access to key routes or airports, including:

●	limitations on our ability to process more passengers;
●	the imposition of flight capacity restrictions;
●	the inability to secure or maintain route rights in local markets or under bilateral agreements; or
●	the inability to maintain our existing slots and obtain additional slots.

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

One of the major operational risks we face on a daily basis at Lima’s Jorge Chavez International Airport is the limited number of parking positions. Additionally, the indoor infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls. Lima’s Jorge Chavez International Airport is currently undergoing an expansion, which is expected to be completed by 2024. Any delays could negatively impact our operations limit our ability to grow and affect our competitiveness in the country and in the region.

Brazilian airports, such as the Brasilia, and São Paulo (Guarulhos) International Airports, have limited the number of takeoff and landing slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

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

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 30.2% of our operating expenses in 2019. For additional information, see “Item 4. Information on the Company—B. Business Overview—Fuel Supplies”. Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Fuel Prices.”

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

As our fleet has grown, our reliance on Airbus and Boeing has also grown. As of December 31, 2019, LATAM Airlines Group has a total fleet of 263 Airbus and 79 Boeing aircraft. Risks relating to Airbus and Boeing include:

●	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand, aircraft delivery backlog or other factors;
●	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
●	the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;
●	adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident; or
●	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft.

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

A large portion of our aircraft fleet is subject to long-term leases. Our leases typically run from three to 12 years from the date of execution. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate on competitive terms upon expiration of our current leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in our fleet, our profitability could be adversely affected.

Our business may be adversely affected if we are unable to service our debt or meet our future financing requirements.

We have a high degree of debt and payment obligations under our aircraft leases and financial debt arrangements. We require significant amounts of financing to meet our aircraft capital requirements and may require additional financing to fund our other business needs. We cannot guarantee that we will have access to or be able to arrange for financing in the future on favorable terms. Higher financing costs could affect our ability to expand or renew our fleet, which in turn could adversely affect our business.

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

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our financial leases are denominated in U.S. dollars and bear interest at a floating rate. 38.4% of our outstanding consolidated debt as of December 31, 2019 bears interest at a floating rate (after giving effect to interest rate hedging agreements). Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—”Risk of Fluctuations in Interest Rates.”

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

Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business

Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure by the corresponding authorities in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results as well as our reputation.

We depend on a limited number of suppliers for certain aircraft and engine parts.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2019, LATAM Airline’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney, MTU Maintenance, Rolls-Royce, and Pratt and Whitney Canada.

During 2019, Airbus experienced delays in the delivery of A320neo aircraft worldwide. LATAM is currently expecting delivery of three A320neo family aircraft during 2020, but any delivery delays could adversely affect operations.

Rolls-Royce continues to face delays with its Trent 1000 engine program, used to power LATAM’s Boeing 787 fleet, with increased demand for inspections and maintenance. This has affected the availability and the operational flexibility of this aircraft for operators worldwide, with the impact for LATAM reaching its peak in July 2018. LATAM currently has three aircraft on ground awaiting for engines. While the situation has improved considerably, there is no guarantee that this will not continue and therefore reduce the availability of Boeing 787 aircraft, thus negatively affecting operations and financial results.

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

A serious internal technology error, failure, or cybersecurity incident impacting systems hosted internally at our data centers, externally at third-party locations or cloud providers, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber attacks and other security issues. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, customer, self-service applications (“apps”), maintenance systems, check-in kiosks, in-flight entertainment systems and data centers.

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

Labor costs constitute a significant percentage of our total operating expenses (18.5% in 2019) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

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

As of December 31, 2019, approximately 46% of our employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. Our business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with our expectations or that prevent us from competing effectively with other airlines. For further information regarding the unions representing our employees in each country in which we operate and with which we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees—Labor Relations.”

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

Any of the following factors could adversely affect our business, financial condition and results of operations in the countries in which we operate:

●	changes in economic or other governmental policies;
●	changes in regulatory, legal or administrative practices;
●	weak economic performance, including, but not limited to, a slowdown in the Brazilian economy, political instability low economic growth, low consumption and/or investment rates, and increased inflation rates; or
●	other political or economic developments over which we have no control.

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

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including takeoff and landing slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that we will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand our services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, we may have to amend our schedules, change routes or reduce aircraft utilization. It is also possible that aviation authorities in the countries in which we operate, change the rules for the assignment of takeoff and landing slots, as it was the case with the São Paulo airport (Congonhas) in 2019 where the slots previously operated by Avianca Brazil were reassigned. Any of these alternatives could have an adverse financial impact on our operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

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

Our business, financial condition, results of operations and the price of preferred shares and ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level in the countries in which we operate, involving or affecting factors such as:

●	interest rates;
●	currency fluctuations;
●	monetary policies;
●	inflation;
●	liquidity of capital and lending markets;
●	tax and social security policies;
●	labor regulations;
●	energy and water shortages and rationing; and
●	other political, social and economic developments in or affecting Brazil, Chile, Peru, and the United States, among others.

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

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the countries where we operate, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that such existing bilateral agreements will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Certain bilateral agreements also include provisions that require substantial ownership or effective control. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the inability for us to obtain favorable take-off and landing authorizations at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. We cannot be certain that a change in ownership or effective control or in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other similar event. There can be no assurance that, as a result of an aircraft accident or significant incident:

●	we will not need to increase our insurance coverage;
●	our insurance premiums will not increase significantly;
●	our insurance coverage will fully cover all of our liability; or
●	we will not be forced to bear substantial losses.

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

Low-cost carriers have an important impact in the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean market, Sky Airline, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017, and in April 2019, another low-cost airline, Sky Airline Peru, started operations. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. Low-cost competitors Flybondi and Norwegian began operations in the Argentinian domestic market during 2018, and in April 2019, JetSmart, another low-cost airline, started operations and announced the acquisition of Norwegian´s Argetinian subsidiary operations in December 2019. A number of low-cost carriers have announced growth strategies including commitments to acquire significant numbers of aircraft for delivery in the next few years. The entry of the low-cost carriers local into markets in which we compete, including those described above, could have a material adverse effect on our operations and financial performance.

Our international strategic growth plans rely, in part, upon receipt of regulatory approvals of the countries in which we plan to expand our operations with a Joint Business Agreement (JBA). We may not be able to obtain those approvals, while other competitors might be approved. Accordingly, we might not be able to compete for the same routes as our competitors, which could diminish our market share and adversely impact our financial results. No assurances can be given as to any benefits, if any, that we may derive from such agreements.

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

Rulings by a bankruptcy court in Brazil and by higher judicial authorities related to the bankruptcy proceedings of Avianca Brazil may appear to be inconsistent with the Cape Town Convention (CTC) treaty that Brazil has signed, thus raising concerns about the rights of creditors in respect of financings secured by aircraft. Accordingly, if creditors perceive that an increase business risk is created by these rulings for leasing or other financing transactions involving aircraft in Brazil, there is a possibility that rating agencies may issue lower credit ratings in respect of financings that are secured by aircraft in Brazil. As a result, our business and financial results may be adversely affected if our financing activities in Brazil are impacted by such events.

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

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics (such as Ebola and Zika) and outbreaks such as the recent coronavirus, terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, the current spread of the coronavirus and other adverse public health developments could have a prolonged effect on air transportation demand and any prolonged or widespread effects could significantly impact our operations.

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

A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on our business and results of operations.

The widespread outbreak of a contagious illness such as the novel COVID-19 (Coronavirus), first identified in Wuhan, Hubei Province, China and which has been declared a pandemic by the World Health Organization (WHO), or fear of such an event, is materially reducing demand for, and availability of, worldwide air travel and therefore is having a material adverse effect on our business and results of operations.

In 2003, an outbreak of a coronavirus known as severe acute respiratory syndrome (SARS) originating in China became an epidemic and resulted in a slowdown of passenger air traffic due contagion fears. At the time, RPK growth was reduced due to oversupply in the market as airlines tried to cut capacity.

The recent outbreak of Coronavirus has negatively affected global economic conditions, disrupted supply chains and otherwise negatively impacted aircraft manufacturing operations and may reduce the availability of aircraft and aircraft spare parts. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the availability of aircraft or aircraft spare parts. However, the effect on our results may be material and adverse if supply chain disruptions persist and preclude our ability to adequately maintain our fleet.

The recent outbreak of Coronavirus has also led to government-imposed travel restrictions, flight cancellations, and a marked decline in passenger demand for air travel. Accordingly, LATAM Airlines Group and its affiliates implemented a reduction in international flights of approximately 30% and recently updated the decrease in capacity to approximately 70% of the total operations, corresponding 90% to international operations and 40% to domestic operations. These measures will apply principally to flights from South America to Europe and the US between April 1 and May 30, 2020. The potential for a period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. As a result of these or other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change. In addition, if the spread of the Coronavirus were to continue unabated, our operations could also be negatively affected if employees are quarantined as the result of exposure to the contagious illness.We cannot currently fully predict the impact that the Coronavirus outbreak will have on global air travel and the extent to which it may impact the demand for air travel in the regions we operate. Continued travel restrictions or operational issues resulting from the rapid spread of the Coronavirus or other contagious illnesses that adversely reduce demand for air travel in a part of the world in which we have significant operations could a material adverse effect on our business and results of operations.

We are subject to risks related to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of our business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect our business. For further information, see “Item 8. Financial Information—Legal and Arbitration Proceedings.” and Note 31 to our audited consolidated financial statements included in this report.

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

Latin American governments have exercised and continue to exercise significant influence over their economies.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies; inflation control policies; price control policies; consumer protection policies; import duties and restrictions; liquidity of domestic capital and lending markets; electricity rationing; tax policies, including tax increases and retroactive tax claims; and other political, diplomatic, social and economic developments in or affecting the countries where we operate.

For example, the Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. In the future, the level of intervention by Latin American governments may continue or increase. We cannot assure you that these or other measures will not have a material adverse effect on the economy of each respective country and, consequently, will not adversely affect our business, financial condition and results of operations.

Political instability and social unrest in Latin America may adversely affect our business.

We operate primarily within Latin America and are thus subject to a full range of risks associated with our operations in this region. These risks may include unstable political or social conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements.

Although political and social conditions in one country may differ significantly from another country, events in any of our key markets could adversely affect our business, financial conditions or results of operations.

For example, in Brazil, in the last couple of years, as a result of the ongoing Operation Car Wash (Lava Jato investigation), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. One of the most significant events that elapsed from this operation was the impeachment of the former President Rousseff by the Brazilian Senate on August, 2016, for violations of fiscal responsibility laws and the governing of its Vice-President, Michel Temer, during the last two years of the presidential mandate, which due to the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office indicted President Temer on corruption charges. Along with the political and economic uncertainty period the country was facing, in July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with the Operation Car Wash (Lava Jato). In addition, Argentine presidential elections held in October 2019, saw the return of the former president of Argentina, Cristina Fernandez de Kirchner who was elected Vice-President and who was previously prosecuted for alleged corruption. In 2019, Peru experienced a constitutional crisis began when President Martín Vizcarra dissolved the Congress of Peru on September 30, 2019. The Peruvian Congress responded by declaring Vizcarra's presidency suspended and appointed Vice President Mercedes Aráoz as interim president, moves that were largely seen as null and void. The Peruvian Constitutional Court ruled that President Martín Vizcarra had not exceeded his powers when he took the step amid a stand-off between the government and opposition-controlled Congress. Opposition lawmakers had denounced it as a coup but the heads of armed forces and the police backed the president. In October 2019. Chile saw significant protests associated with economic conditions resulting in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about a lack of quality education, weak pensions, increasing prices and low minimum wage. Current initiatives to address the concerns of the protesters are under discussion in the Chilean Congress. These initiatives include labor reforms, tax reforms and pension reforms, among others. It is not possible to predict the effect of these changes as they are still under discussion, but could potentially result in higher payments of wages and salaries and an increase in taxes. On April 26, 2020, Chile will hold a referendum on whether and how to change the current constitution, which could lead to additional protests. If social unrest in Chile were to continue or intensify, it could lead to operational delays or adversely impact our ability to operate in Chile. LATAM took a series of measures to alleviate the impact for its passengers, including refunds and changes of tickets. The Company estimated a total impact of approximately US$40 million for 2019.

Although conditions throughout Latin America vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition and results of operations.

Latin American countries have experienced periods of adverse macroeconomic conditions.

Our business is dependent upon economic conditions prevalent in Latin America. Latin American countries have historically experienced economic instability, including uneven periods of economic growth as well as significant downturns. High interest, inflation (in some cases substantial and prolonged), and unemployment rates generally characterize each economy. Because commodities such as agricultural products, minerals, and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices. Investments in the region may also be subject to currency risks, such as restrictions on the flow of money in and out of the country, extreme volatility relative to the U.S. dollar, and devaluation.

For example, in the past, Peru has experienced periods of severe economic recession, currency devaluation, high inflation, and political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence. We cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. In Brazil, the Brazil Real GDP decreased 3.5% in 2015, decreased 3.3% in 2016, increased 1.1% in 2017 and increased 1.1% in 2018, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. We can offer no assurances as to the policies that may be implemented by the recently elected Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy.

Accordingly, any changes in the economies of the Latin American countries in which LATAM and its affiliates operate or the governments’ economic policies may have a negative effect on our business, financial condition and results of operations.

Risks Related to our Common Shares and ADSs

Our major shareholders may have interests that differ from those of our other shareholders.

The major shareholder group, the Cueto Group (the “Cueto Group”), beneficially owned 21.46% of our common shares as of February 29, 2020. In addition, the Cueto Group entered into a shareholders’ agreement with the Amaro Group (the “Amaro Group”), which as of February 29, 2020, held 1.98% of LATAM shares through TEP Chile, in addition to the indirect stake it has through the 21.88% interest it holds in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds LATAM shares, pursuant to which these two major shareholder groups have agreed to vote together to elect individuals to our board of directors in accordance with their direct and indirect shareholder interest in LATAM. Pursuant to the shareholders’ agreement, the Cueto Group and the Amaro Group have also agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders’ meeting, and if unable to reach to such agreement, to follow the proposals made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are subject to voting arrangements by the Cueto Group and the Amaro Group. In addition, other shareholders including, Delta Air Lines, Inc, which, as of February 29, 2020, held 20.00% of our common shares, and Qatar Airways Investments (UK) Ltd., which as of February 29, 2020, held 10.00% of our common shares, could have interests that may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our controlling shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right; for example, the members of the board of directors elected by the shareholders in 2019 designated Ignacio Cueto, to serve in this role.

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

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates TAM Linhas Aereas S.A (LATAM Airlines Brazil), TAM Transportes Aereos del Mercosur S.A., (LATAM Airlines Paraguay) and LATAM Cargo. LATAM is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange and the New York Stock Exchange (“NYSE”) with a market capitalization of US$4.12 billion as of February 29, 2020.

LATAM’s history goes back to 1929, when the Chilean government founded LAN. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to SAS, Scandinavian Airlines System. In 1994, LATAM’s current controlling shareholders, together with other major shareholders, acquired 98.7% of LAN’s stock, including the remaining shares then held by the Chilean government. In 1997, LAN became the first Latin American airline to list its shares (which trade in the form of ADSs) on the New York Stock Exchange.

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

B. BUSINESS OVERVIEW

General

LATAM is the largest passenger airline group in South America. We are also one of the largest airline groups in the world in terms of network connections, providing passenger transport services to approximately 145 destinations in 26 countries and cargo services to approximately 151 destinations in 29 countries, with an operating fleet of 331 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 42,000 employees. For the year 2019, LATAM transported approximately 74 million passengers. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Argentina, Colombia and Ecuador; and also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, and Colombia carry out cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freight aircraft. We also offer other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2019, we provided scheduled passenger service to 17 destinations in Chile, 20 destinations in Peru, six destinations in Ecuador, 13 destinations in Argentina, 14 destinations in Colombia, 45 destinations in Brazil, 10 destinations in other Latin American countries and the Caribbean, seven destinations in North America, seven destinations in Europe, four destinations in Australasia, one destination in Asia and one destination in Africa.

In addition, as of December 31, 2019, through our various code-sharing agreements, we offer service to 66 destinations in North America, 67 destinations in Europe, 15 destinations in Australasia, 22 destinations in Asia and 7 destinations in Africa.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group’s position as the leading airline in South America by leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline group in the region with a domestic presence in six markets, as well as intra-regional and long-haul operations to five continents. As a result, the Company has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, LATAM’s unique leadership position in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth, ensuring LATAM’s long term sustainability. We believe our most important competitive strengths are:

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

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

Our operations are highly geographically diversified, including domestic operations in six different countries, as well as operations within South America and connecting South America with various international destinations. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, reducing our break-even load factors and enhancing our per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of our business over time. For the year ended December 31, 2019, passenger, cargo and other revenues accounted for 86.3%, 10.2% and 3.5% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet is approximately nine years, making it one of the most modern in Latin America and in the world. A younger fleet makes us more cost competitive because it reduces fuel consumption and maintenance costs, and enables us to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects our strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, and also in noise levels.

We select our aircraft based on their ability to effectively and efficiently serve our short- and long-haul flight needs, while still striving to minimize the number of different aircraft types we operate.

The Company’s current fleet plan includes a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo, a re-engined A320 that the Company received for the first time in 2016, becoming the first airline in Latin America to fly this model. During 2019, LATAM incorporated nine additional A320neo into its fleet.

For long-haul passenger flights, we operate the Boeing 767-300ER, the Boeing 787-8, the Boeing 787-9, the Boeing 777-300ER and the Airbus A350-900 which started operations in 2016. The Boeing 787 and Airbus A350 models allow us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. In 2019, we incorporated four Airbus 350-900 and two Boeing 787-9 into our fleet.

LATAM continues to take a flexible approach to its fleet plan in order to better align it to market conditions. During 2019, LATAM further restructured its fleet delivery schedule, achieving a reduction of US$1.1 billion in fleet commitments for the period 2020-2022, equivalent to a reduction of approximately 38% of total fleet commitments for this period.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016 our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service and technologically advanced operations, and is well recognized and respected in the markets in which we operate. In 2019, LATAM Airlines Group was named for the second year running as the ‘Best Global Airline in South America’ in the Passenger Experience Association of Airlines (APEX) Passenger Choice Awards. In addition, for the second year in a row, LATAM Airlines Group led the rankings of the “Punctuality List 2020,” compiled by the Official Airline Guide (OAG), which highlights LATAM Airlines Group as the global leader in the “Mega Airlines” category. In addition, LATAM also received the first place in punctuality in the global category, according to the annual On-Time Performance (OTP) report compiled for the year 2019 by Cirium, expert consultants in analysis of travel data.

Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

In 2019, LATAM entered into a framework agreement with Delta Air Lines, Inc. that will we expect to unlock new growth opportunities, building upon Delta’s and LATAM’s global footprint. For more information on the framework agreement see “Item 4. Information on the Company—B. Business Overview—Passenger Alliances and Commercial Agreements.”

Financial Flexibility

We have historically managed our business to maintain financial flexibility and a strong balance sheet, seeking to accommodate our growth objectives while having the ability to respond to changing market conditions. Our financial flexibility has allowed us to secure large aircraft deliveries, including an important part of our current re-fleeting program, at attractive financing rates. Our wide array of funding sources includes bilateral loans, syndicated loans, aircraft rentals and a variety of capital markets structures, among others.

Recognized Loyalty Program

Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America, with strong participation rates and brand recognition by our customers. Customers in the program earn miles based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the most admired airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We believe that we are the only airline group in the world with a local presence in six home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

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

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in US$ millions)
Total passenger revenues	9,005.6	8,709.0	8,494.5
Total cargo revenues	1,064.4	1,186.5	1,119.4
Total traffic revenues	10,070.1	9,895.5	9,613.9

	Year ended December 31,
	2019	2018	2017
	(in US$ millions)

Peru	802.0	705.1	626.3
Argentina	585.0	989.9	1,113.5
United States	1,004.2	985.9	900.4
Europe	726.2	782.2	676.3
Colombia	380.4	372.8	359.3
Brazil	3,949.8	3,433.9	3,436.4
Ecuador	203.3	203.8	190.3
Chile	1,547.0	1,591.3	1,527.2
Asia Pacific and rest of Latin America	872.2	830.5	784.2
Total Operating Revenues	10,070.1	9,895.5	9,613.9

Passenger Operations

General

As of December 31, 2019, our passenger operations were performed through airlines in Chile, Brazil, Peru, Argentina, Colombia and Ecuador, where we operate both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Argentina, Colombia, and Ecuador), and Domestic Brazil (wholly within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended December 31,
	2019		2018		2017

ASKs (million) (at period end)
International		81,332.3		81,059.5		76,366.1
SSC		27,337.2		24,664.0		23,821.0
Domestic Brazil		40,442.3		37,541.2		36,211.3
Total		149,111.9		143,264.7		136,398.4

RPKs (million)
International		69,065.4		68,365.3		66,344.2
SSC		22,092.7		20,220.6		19,407.9
Domestic Brazil		33,363.0		30,491.5		29,940.6
Total		124,521.1		119,077.4		115,692.7

Passengers (thousands)
International		16,186		16,456		16,057
SSC		26,619		23,928		22,775
Domestic Brazil		31,384		28,422		28,314
Total		74,189		68,806		67,146

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢	5.8	US¢	6.1	US¢	6.2
SSC(1)	US¢	6.5	US¢	7.1	US¢	7.3
Domestic Brazil(1)	US¢	6.9	US¢	6.3	US¢	6.6
Combined Passenger RASK(2)	US¢	6.0	US¢	6.1	US¢	6.2

Passenger load factor (%)
International		84.9%		84.3%		86.9%
SSC		80.8%		82.0%		81.5%
Domestic Brazil		82.5%		81.2%		82.7%
Combined load factor		83.5%		83.1%		84.8%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Argentinean, Colombian and Brazilian affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2019, LATAM offers 30 international destinations in 20 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations.

The general strategy to expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives. Sustained development of LATAM’s international network is a crucial factor in the long-term strategy. The group provides long-haul services out of Santiago, Lima, Guayaquil, Buenos Aires, Sao Paulo and Rio de Janeiro. The group also provides regional services from Chile, Peru, Ecuador, Argentina, Colombia and Brazil.

During 2019, the group has continued to grow at Guarulhos Airport in São Paulo, Jorge Chavez Airport in Lima and Comodoro Arturo Merino Benítez Airport in Santiago, launching 26 new routes, especially from our main hubs.

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

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which we operate:

	LATAM passenger figures	LATAM’s Market Share
Country	% variation 2019-2018	2019	2018	% variation
Brazil(1)	+0.2%	26.6%	29.2%	-2.6 p.p.
Chile(2)	-2.1%	52.6%	55.6%	-3.0 p.p.
Argentina(3)	-16.9%	21.0%	25.6%	-4.6 p.p.
Peru(4)	+4.3%	42.9%	41.6%	+1.3 p.p.
Colombia(5)	+0.5%	5.4%	6.2%	-0.9 p.p.
Ecuador(6)	+2.5%	11.4%	14.9%	-3.5 p.p.

(1)	Source: ANAC Brazil’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers passengers carried as of December.
(2)	Source: JAC Chile’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers passenger carried of December.
(3)	Source: ANAC Argentina’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers passenger carried as of December.
(4)	Source: Ministry of Transportation Peru’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers number of passengers carried as of December.
(5)	Source: Diio.net. Passenger figures considers ASK changes in 2019 vs 2018. Market share considers ASKs as of December.
(6)	Source: Diio.net. Passenger figures considers ASK changes in 2019 vs 2018. Market share considers ASKs as of December.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which we operate:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Delta Air Lines, Air Canada, Aeromexico and GOL.
	Latin America	Copa, GOL, Avianca, Aerolineas Argentinas, Aeromexico, Azul Linhas Aereas, and Sky Airline.
	Europe	TAP Portugal, Air France-KLM, IAG, Alitalia, and Lufthansa.
	Africa	Ethiopian Airlines, South African Airways, Royal Air Maroc, TAAG Angola Airlines, and Cabo Verde Airlines.
Chile	North America	American Airlines, Air Canada, Delta Air Lines, United Airlines, and Aeromexico.
	Latin America	Copa, Sky Airline, Avianca, JetSmart Aeromexico, Gol, and Aerolineas Argentinas.
	Europe	IAG, Air France-KLM, and Alitalia.
	Pacific	Qantas Airways.
Argentina	North America	American Airlines, Aerolíneas Argentinas, Aeromexico, United Airlines, and Delta Air Lines.
	Latin America	Aerolineas Argentinas, Copa, GOL, Avianca, and Azul Linhas Aereas.
Peru	North America	American Airlines, Avianca, Aeromexico, InterJet, United Airlines, Air Canada, Delta Air Lines, JetBlue Airways and Spirit Airlines.
	Latin America	Avianca, Copa, Aeromexico, InterJet, JetSMART, and Sky Airline.
	Europe	Air France-KLM, IAG, Air Europa, and Plus Ultra.
Colombia	North America	Avianca, InterJet, American Airlines, Spirit Airlines, Aeromexico, JetBlue Airways, United Airlines, Air Canada and Delta Air Lines.
	Latin America	Avianca, InterJet, Aeromexico, and Copa.
Ecuador	North America	American Airlines, JetBlue Airways, InterJet, Delta Air Lines, United Airlines, and Spirit Airlines.
	Latin America	Avianca, Copa, InterJet, Aeromexico, and GOL
	Europe	Air France-KLM, Iberia and Air Europa.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2019, domestic passenger services within Chile, Brazil, Peru, Ecuador, Argentina and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador, LATAM Airlines Argentina and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of our domestic services offerings in the six domestic markets where we operate in South America. The purpose of this change was to increase our competitiveness and ensure the long-term sustainability of our domestic business model. We implemented this new business model in all of our domestic operations, allowing us to provide more competitive fares and contributing to the development of tourism and the growth of air travel per capita in the region. The domestic service model requires continuous cost reduction efforts, and we continue to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing us to expand our operations while controlling fixed costs.

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

In January 2020, LATAM Airlines Group announced that it will introduce its superior cabin class, Premium Economy, in all domestic and international flights within Latin America operated by the Airbus A320 family (A319, A320, A320neo and A321; “short-/medium-haul”) aircraft, starting March 16, 2020. This cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, VIP lounge access in airports where available, a differentiated onboard service (including complimentary snacks and drinks), an exclusive overhead bin for hand luggage and a blocked-middle seat, providing greater space and privacy.

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

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil		Chile		Argentina		Peru		Colombia		Ecuador
Destinations	45		17		13		20		14		6
Passengers Transported (million)	31.4		8.5		2.5		8.6		5.9		1.2
Change (YoY)	10.4%		6.6%		5.2%		16.6%		16.8%		(2.2%)

Market share	38	%(1)	57	%(2)	16	%(3)	63	%(4)	25	%(5)	32	%(5)
Main competitors	Gol, Azul		Sky Airlines, JetSmart		Aerolíneas Argentinas, Flybondi, JetSmart, Norwegian, Andes		Sky Airlines Peru, Viva Airlines Peru, Star Peru, Avianca		Avianca, Viva Colombia, EasyFly, Satena, Copa Airlines Colombia (“Wingo”)		Tame, Avianca

(1)	Source: ANAC Brazil’s website. Market share considers RPKs as of December 2019.
(2)	Source: JAC Chile’s website. Market share considers RPK as of December 2019.
(3)	Source: EANA Argentina’s website. Market share considers passenger transported as of December 2019.
(4)	Source: Ministry of Transportation Peru’s website. Market share considers number of passengers carried as of December 2019.
(5)	Source: Diio.net. Market share considers ASKs as of December 2019.

On April 3, 2019, LATAM Airlines Brazil, announced that it had been approached by Elliott Associates L.P., Elliott International L.P., and Manchester Securities Corporation (jointly “Elliott”), the largest debt holders of Oceanair Linhas Aéreas S.A. and AVB Holding S.A. (jointly “Avianca Brasil”), in connection with the auction of one independent productive unit (“IPU”) of Avianca Brazil (including but not limited to certain contracts, operating certificates, permits, and slots). The auction was part of Elliot’s restructuring proposal and included bids in the minimum amount of US$70 million. In addition, as part of the proposed restructuring, LATAM Airlines Brazil extended to Avianca Brasil US$13 million of debtor–in–possession loans to finance, in part, working capital in support of their operations, amount that will be reimbursed to LATAM Airlines Brazil if the restructuring proposal is successful.

On July 10, 2019, LATAM Airlines Brazil presented winning bids for the IPUs ‘B’ and ‘C’, valued at US$70 million and US$10,000, respectively. The adjudication, and the payment, of the aforementioned productive units is subject to any and all required governmental and antitrust approvals. However, the ANAC in Brazil distributed slots according to its regular procedures, with the exception of Congonhas’ airport in São Paulo, for which ANAC defined a new distribution rule that resulted in LATAM Airlines Brazil not receiving slots at that airport.

Passenger Alliances and Commercial Agreements

Strategic Alliance with Delta

On September 26, 2019, LATAM entered into a framework agreement (the “Framework Agreement”) with Delta Air Lines, Inc. (“Delta”) relating to (i) the creation of a strategic alliance between the two airlines, (ii) the purchase by Delta of a number of common shares representing up to 20% of LATAM share capital through a tender offer process, (iii) payment by Delta of certain transition costs and provision of certain support services, and (iv) the purchase by Delta of certain aircraft currently owned by LATAM and the assignment to and assumption by Delta of certain aircraft ordered by LATAM. Below is a brief summary of main details of the partnership.

Strategic Alliance. Under the Framework Agreement, LATAM and Delta agreed to enter into a strategic alliance with respect to passenger and cargo networks, on routes between the United Stated and Canada and certain countries in Latin America, allowing LATAM and Delta to offer their customers access to a greatly expanded array of destinations. The implementation of the strategic alliance is subject to governmental and regulatory approvals, including antitrust requirements.

Tender offer and investment. Under the Framework Agreement, Delta commenced a public tender offer for the acquisition of up to 20% of LATAM common shares at a price per share of U.S. $16. On December 29, 2019, the public tender offer was finalized, resulting in Delta acquiring a total amount of 121,281,538 shares, representing 20% of the total common shares issued, subscribed and paid of LATAM Airlines for an overall investment of approximately U.S. $ 1.9 billion. The settlement of the tender offer occurred on January 3, 2020. In connection with consummation of the tender offer, Delta is now entitled to representation on the LATAM board of directors.

Transition costs and support services. Under the Framework Agreement, Delta agreed to (i) pay LATAM certain transition costs that LATAM is expected to incur in connection with the framework agreement, for an overall amount of U.S. $ 350 million, and (ii) providing certain transition support services to LATAM.

Aircraft purchase and assumptions. Under the Framework Agreement, Delta, in support of its ongoing fleet transformation, agreed to (i) purchase from LATAM four Airbus A350 aircraft, and (ii) assume LATAM’s commitment to purchase 10 additional Airbus A350 aircrafts that are to be delivered beginning in 2021 through 2025.

Termination of previous arrangements and alliances and subscription of new codeshare agreements

On September 26, 2019, and after being a member for around 20 years, LATAM communicated its decision to exit the oneworld global alliance, and indicated that it would not be entering in any other global alliance at this time. In line with this decision, LATAM also announced the termination of the codeshare agreements with American Airlines effective January 31, 2020, and that it will not participate in the previously announced JBA.

In addition, on December 2, 2019, the group’s affiliates in Colombia, Peru and Ecuador signed codeshare agreements with Delta to provide greater connectivity with the United States starting the first quarter of 2020, also subject to applicable regulatory approval.

On December 6, 2019, LATAM Airlines Group announced that it will not participate in the proposed joint business agreement (JBA) with International Airlines Group (IAG; the parent company of British Airways and Iberia). The decision was made for commercial reasons and in the context of changes in the aviation market since the JBA was first announced in January 2016.

Other alliances and material commercial agreements

In addition, LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including Iberia, Qantas, British Airways, Lufthansa, Swiss, Qatar Airways, Korean Air, China Eastern, Cathay Pacific, Japan Airlines and Jetstar Airways, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connections times, more competitive fares to destinations not served by LATAM, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Passenger Marketing and Sales

During 2019, the LATAM Group continued to strengthen its network, especially from its main hubs in São Paulo (Guarulhos), Lima and Santiago. In connection with these efforts, LATAM’s affiliates launched new non-stop routes connecting Guarulhos with Santa Cruz, Navegantes, Ilheus and Ribeirao Preto, Lima with Cali, Ilo, Calama, Brasilia, Porto Alegre and Montego Bay, and Santiago with Sydney, Quito, Porto Alegre and Brasilia, among others.

In 2019 the LATAM Group introduced the new Premium Business experience that incorporates the enhanced new cabins; aimed at transforming the travel experience. The investment in this program exceeded US$500 million, including, US$400 million in cabin renovation. In 2019 the cabin transformation was implemented in five Boeing 777 aircraft, five 767 aircraft and 32 A320 aircraft. The new service and gastronomic concept of the Premium Business class, provides greater rest, comfort and privacy so that passengers can arrive fresh at their destination.

As part of our commitment to offer more options, customization and flexibility to serve all types of passengers, the new ‘Basic’ fare was introduced, thus replacing the previous ‘Promo’ option for domestic flights, becoming the company’s most economical option for passengers.

In addition, LATAM received several awards and recognitions; LATAM was elected as the most punctual airline group in the world by the Official Airline Guide (OAG) and Cirium. For the second year in a row, LATAM Airlines Group led the rankings of the “Punctuality List 2020,” compiled by OAG, which highlights LATAM Group as the global leader in the “Mega Airlines” category. In addition, LATAM also received first place in punctuality in the global category, according to the annual On-Time Performance (OTP) report compiled by Cirium. LATAM Airlines Group was recognized as the ‘Best Airline in South America’ in Skytrax World Airline Awards, LATAM also was awarded by passengers as the “Best global Airline of South America” according to the awards APEX Passenger Choice.

LATAM Airlines Group was listed in the ‘World’ category of the Dow Jones Sustainability Index (DJSI) for the sixth consecutive year; recognition of the company’s ongoing commitment to incorporating sustainable practices into every aspect of its operations. Today, LATAM Airlines Group is the only airline group in the Americas with a presence in this category and one of the only three airline groups in the world in the category.

LATAM was also named as the “Official Airline” of the Lima 2019 Panamerican and Parapanamerican Games, which were held for the first time in Peru.

Branding

During 2019 the loyalty programs of LATAM Pass and LATAM Fidelidade were combined under the single brand, LATAM Pass, to deliver to our customers a unified and integrated experience with the benefits of LATAM Airlines. Since October 1, 2019, LATAM Pass is LATAM’s single loyalty program, becoming the fourth largest program in the world and the largest in South America, with more than 33 million members worldwide. See “Item 4. Information on the Company—B. Business Overview—Frequent Flyer Program.”

In October 2019, continuing our commitment to deliver a world-class experience to our customers, we unveiled our Star Wars-inspired Boeing 777 “Stormtrooper Plane” under a partnership with Disney, just days after the official premiere launch of the movie, Star Wars: Gallaxy’s Edge zone Disney Hollywood Studios park in Orlando, Florida.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 53% of total sales in 2019 (including award passengers). These direct channels support sales and service, both before and after the flight.

Our city ticket offices include additional services in order to complement the experience of our customers. Our contact centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

We are committed to constantly improving the way we offer our products via our distribution channels, including the adoption of new technology. The Company will continue to improve its e-Business platforms to support expected future growth and simplify our customers’ online experience.

Our digital strategy includes mobile applications that provide trip information to our passengers. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and serve as a new direct sales channel.

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for 47% of total sales in 2019. LATAM offers travel agencies different options to connect to our systems and provide their customers our best product offering. These options include Global Distribution Systems as well as our direct connection eLATAM, which we are continuously expanding and improving.

Frequent Flyer Program

Our frequent flyer program is a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and, as a result, generates incremental revenue and promotes customer retention.

In 2019 we established a new way to qualify for “Elite” status in our frequent flyer program based on the price paid for the ticket, and is aligned with a simpler methodology for mileage accrual, generating simplicity and efficiency to our frequent flyer program. As a LATAM Pass member, you can access superior categories and enjoy better benefits by earning Qualifying Points on all your flights. Qualifying Points are different from LATAM Pass Points, which you can use to redeem for tickets and on-board benefits. The amount of Qualifying Points you earn depends on the dollars spent on purchasing the ticket (discounting charges, taxes and additional services) and the multiplier of the destination (domestic or international).

Also, a new alliance with Amazon was implemented, strengthening the value of miles available for redemption.

During 2019, LATAM Airlines Brazil acquired the 27.3% minority stake of Multiplus S.A. (“Multiplus”), a former subsidiary of TAM. Multiplus was launched by TAM in 2009 and in February 2010 it became a publicly traded company in Brazil following its initial public offering, and TAM S.A continued to own 72.74% of the ordinary shares of Multiplus. On September 5, 2018, it was announced that (i) LATAM Airlines Brazil did not intend to extend or renew the operational agreement entered into with Multiplus after December 31, 2024, and (ii) LATAM Airlines Brazil intended to launch a tender offer to acquire all of the outstanding shares of Multiplus that LATAM’s affiliates do not currently own, and to subsequently delist Multiplus from the B3 Novo Mercado and cancel its registration. After acquiring 100% of Multiplus, in May 31, 2020, LATAM Airlines Brazil merged with Multiplus, bringing more flexibility to offer program members a better value proposition for redeeming points and increase the preference for our services.

The frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of Multiplus and its full integration into LATAM’s network will, together with LATAM Pass, create what LATAM estimates to be the fourth largest frequent flyer and loyalty program in the world (measured by member base). LATAM Airline Brazil’s decision is consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines.

In addition, a new tier category, Gold Plus, was launched in its market with focus on recovering Brazilian’s domestic corporate market share delivering to a specific type of customer a better experience at the airport, and also a better mileage accrual. Improvements for the Gold category include priority check-in in all flights (for Gold category only in international flights) and free same day changes for Brazilian domestic flights.

As of December 31, 2019, LATAM Pass had approximately 33 million members, representing an increase of 8.5% compared to 2018. Members of the LATAM Pass program receive benefits and increase miles for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass program. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass members are classified in five elite levels: Gold, Gold Plus, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo business generally operates on the same route network used by the passenger airline business. It includes approximately 151 destinations; of which approximately 145 are served by passenger and/or freighter aircraft and six are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	Year ended and as at December 31,
	2019	2018	2017

ATKs (millions)	6,356.7	6,497.6	6,230.3
RTKs (millions)	3,526.0	3,582.5	3,421.3
Weight of cargo carried (thousands of tons)	903.8	920.6	895.9
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	30.2	33.1	32.7
Total cargo load factor (%)	55.5%	55.1%	54.9%

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

2) Freighter fleet. As of December 31, 2019, our freighter fleet consisted of twelve Boeing 767-300 freighters, each with a capacity for 58 structural tons of freight. Our freighter fleet under operation consisted of eleven Boeing 767-300F since one of our Boeing 767-300F was subleased to MasAir S.A. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into our passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo.

The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of goods transported by air to Latin American countries. Accodingly, we have headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also utilize of passenger flights to and from New York, Los Angeles, Orlando and Boston and our dedicated freighter service to Chicago. Additionally, we operated road-feeder network to feed traffic from other origins in the United States,

The LATAM Group also transports cargo to and from nine destinations in Europe: London, Barcelona, Milan, Paris, Lisbon, Frankfurt, Madrid, Amsterdam and Brussels. The first five points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Amsterdam and Brussels are only served through freighter operations. We operate a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.

Chile, Colombia, Peru, Ecuador, and Brazil represent a large part of the northbound traffic. This demand is mainly concentrated on a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus and fruits from Peru, and fresh flowers from Ecuador and Colombia.

The main destinations for southbound traffic are Brazil, Chile, Colombia and Peru. Southbound demand is mainly concentrated on a small number of product categories including high-tech equipment, mining equipment, electronics, auto parts and pharmaceuticals.

The largest domestic cargo operations are in Brazil, where LATAM Cargo Brasil remains the market leader, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

During 2019, cargo traffic decreased 1.6% mainly due to weaker imports to Latin America. Cargo capacity decreased 2.2% and as a result cargo load factors improved 0.4 points to 55.5%. Cargo yields decreased 8.8% during 2019, mainly due to a lower air cargo demand into Latin America and an increase in industrial capacity in certain Trans-Atlantic markets.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. Despite this, we have been able to maintain solid market shares through efficient utilization of the fleet and network. Today, on Latin America-United States routes, the main competitors are Atlas Air, Avianca Cargo and American Airlines. On the Latin America-Europe routes, the main competitors are Cargolux, Lufthansa Cargo, Air France/KLM, IAG Cargo and Qatar Airways.

Divestiture of Aerotransportes Mas de Carga, S.A. de C.V. (November 30th 2018)

On November 30, 2018, LATAM Airlines Group sold its direct and indirect stakes in Mexican cargo airline MasAir S.A. At the time, MasAir operated one Boeing 767-300F subleased from the Company. As of December 31, 2019, MasAir continued operating this aircraft under a sublease. As a result of this sale MasAir no longer consolidates with LATAM.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

As of December 31, 2019, we operated a fleet of 331 aircraft, comprised of 320 passenger aircraft and 11 cargo aircraft. In addition, we subleased 11 aircraft, comprised of 10 passenger aircraft and 1 cargo aircraft to third parties.

	Number of aircraft in operation
	Total	Aircraft included in Property, plant and equipment	Aircraft included as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	46	37	9	2.6	12.1
Airbus A320-200 (2)	142	96	46	4.4	10.6
Airbus A321-200	49	30	19	6.5	5.6
Airbus A320-neo	13	7	6	10.1	1.3
Airbus A350-Family Aircraft
Airbus A350-900 (3)	13	6	7	10.6	2.3
Boeing Aircraft
Boeing 767-300ER (4)	31	29	2	0.8	10.4
Boeing 787-8	10	6	4	6.2	6.1
Boeing 787-9	16	6	10	8.1	3.5

Boeing 777-300ER	10	4	6	6.1	8.7

Total passenger aircraft	330	221	109	5.8	8.8
Cargo aircraft
Boeing 767-300 Freighter (5)	12	11	1	2.0	16.0
Total cargo aircraft	12	11	1	2.0	16.0
Total fleet	342	232	110	5.7	9.1

(1)	All passenger aircraft bellies are available for cargo.
(2)	Five A320-200 aircraft leased to a third party.
(3)	Five A350-900 aircraft leased to a third party, four of which are classified as held for sale.
(4)	Includes one Boeing 767-300ER classified as held for sale.
(5)	One Boeing 767-300F aircraft leased to a third party.

LATAM Airlines Group and its affiliantes operate various different aircraft types that are best suited for our different services, which include short-haul domestic and intracontinental trips as well as long-haul intercontinental flights. The aircraft have been selected based on their ability to effectively and efficiently serve all of these routes while trying to minimize the number of aircraft families we operate.

For short-haul domestic and continental flights, LATAM Airlines Group and its affiliantes operate Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. In 2019, we redelivered two A320 aircraft under a lease, disassembled one A320 aircraft, received fourteen A320 aircraft under leases and received nine A320neo in accordance with our purchases agreement with Airbus. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9, Boeing 777-200ER and 777-300ER, and the Airbus A350-900 aircraft. In 2019, we sold two Boeing 767 and received four Airbus A350-900 and two Boeing 787-9 in accordance with various purchases agreement.

For cargo flights, we operate Boeing 767-300F aircraft. In 2019, two Boeing 767 passenger aircraft were converted into two Boeing 767-300F aircraft.

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	2019	2018	2017
Passenger aircraft
Boeing 767-300ER	10.1	10.2	9.4
Boeing 787-8/9	11.0	9.3	11.2
Airbus A320-Family	10.0	9.7	9.2
Boeing 777-300ER	10.1	11.0	11.6
Airbus A350-900	7.6	8.2	9.1

Total passenger aircraft	10.0	9.7	9.5
Cargo aircraft
Boeing 767-300 Freighter	12.3	11.9	11.5
Boeing 777-200 Freighter (1)	-	7.7	12.6

Total cargo aircraft	12.3	11.8	11.7

Total passenger and cargo	10.1	9.8	9.6

(1)	Aircraft sold in April 2018.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure leases. As of December 31, 2019, LATAM had a total fleet of 342 aircraft, of which eleven were subleased to third parties resulting in 331 aircraft in operation.

As of December 31, 2019, LATAM’s operating fleet was comprised of 142 financial leases, 25 tax leases, 97 leases, 39 aircraft as loan guarantees and 28 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 32 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 68 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s lease maturities initially range from three to twelve years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 49.59% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet FX exposure to the Brazilian real, as part of the integration plan following the combination with TAM, we have sought to transfer the majority of the LATAM Airlines Brazil aircraft under financial leases to the LATAM level. As of December 31, 2019, only eight aircraft are subject to financial leases by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

The leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft lease obligation as of December 31, 2019 was US$ 3,801.8 million, for all remaining periods through maturity (the latest of which expires in 2032). See “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

Under the aforementioned leases, LATAM is responsible for all maintenance, insurance and other costs associated with operating these aircraft. The Company has not made any residual value or similar guarantees to our lessors. There are certain guarantees and indemnities to other unrelated parties that are not reflected on the Company’s balance sheet, but we believe that these will not have a significant impact on our results of operations or financial condition.

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

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of thirteen heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

LATAM Line Maintenance

The Line Maintenance Network serves over 160 locations and carried out over 2.3 million man hours of preventive and corrective maintenance tasks on the LATAM fleet during 2019. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Frankfurt, (where we are served by Lufthansa Technik), Milan (served by Air France-KLM), and Johannesburg (served by South African Airways), among others.

LATAM Maintenance continues to innovate through LEAN methodology, to achieve increased productivity and higher levels of reliability. In 2019 we created a new Digital team to work on projects and initiatives grouped under 3 pillars:

1)	Paperless: replacement of physical records by digital records, to minimize documentary losses and achieve a more agile and efficient operation

2)	Big Data: compilation and analysis of massive data to identify patterns and predict outputs, with the aim of anticipating and reducing failures.

3)	Real Time and Mobile: access to online information and work from mobile devices, which allows for better decision making.

LATAM Line Maintenance Network has hangar facilities in Santiago, São Paulo (CGH and GRU), Lima, Miami, Buenos Aires (AEP) and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network by allowing the execution of tasks that previously might be restricted because of adverse weather conditions and environmental authority restrictions.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as Dirección Nacional de Aeronáutica Civil (“DGAC”), ANAC Brazil, the Federal Aviation Administration in the United States (“FAA”), the International Air Transport Association Operational Safety Audit (“IOSA”) (by the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to perform maintenance for the aircraft types registered in the certificating jurisdictions. Our repair stations hold FAA Part-145 certifications under these approvals.

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, LATAM Airlines Group seeks to improve technicians’ skills through extensive training programs at our LATAM Technical Training Centers in Chile and Brasil, and through specific training programs designed and conducted by our partnerships.

LATAM MRO

The two main Maintenance, Repair and Overhaul (“MRO”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 71% of all heavy maintenance services that LATAM demands as well as, effectively executed 1.35 million man-hours. The services not executed internally are contracted to our extensive network of MRO partners around the globe. Both of our MRO facilities are FAA Part-145 certified repair stations. Occasionally certain heavy maintenance and component services for other airlines or OEMs are performed. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries.

In MRO São Carlos (LATAM Airlines Brazil MRO), LATAM is prepared to service up to eight aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 22 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”) , among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for heavy maintenance services for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing 767. MRO Santiago has 10 shops prepared to support hangar activities such as cabin shops, galleys, structures and composite materials. We also have the capability to retrofit aircraft interiors, including the installation of IFE (in-flight entertainment) equipment.

During 2019, LATAM MRO executed 425 services, including C checks (150) and Special Checks (275) for the LATAM fleet.

LATAM Safety and Security

The safety of our passengers and employees is LATAM’s highest priority. It is for this reason that we have put significant efforts in standardizing our operational indicators regarding safety, audits and emergency response.

This standardization is achieved through our Safety, Security and Emergency Management Departments, which functions on the basis of uniform policies and procedures throughout the whole company, ranging from our corporate headquarters in Santiago, Chile to every affiliated location within LATAM Airlines Group. As a result of this unification, we can ensure the highest levels of safety and security throughout our entire network.

Organizational Structure of LATAM Safety and Security Vice-presidency

Safety Management

This Department ensures that providing safe and reliable air service remains LATAM’s highest priority. Given the operational complexity, as well as the multicultural challenges that we face, LATAM has decided to concentrate its safety management activities under the umbrella of a coordinated structure, which is responsible for the implementation and oversight of unified policies and procedures throughout the group.

The core foundation of this department lies within its robust Safety Management System (SMS), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through Flight Data Monitoring (FDM), also known as Flight Operations Quality Assurance (FOQA), we are able to capture, analyze and even visualize the data recorded during revenue flights and compare it with the company’s Standard Operating Procedures (SOPS). In parallel, the Line Operations Monitoring Program (LOMP) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we are able to improve overall safety, increase maintenance effectiveness, and reduce operational costs. The company’s SMS is publicly documented and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety. Furthermore, IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third party companies and contractors.

Emergency Response Management

This Department is responsible for managing the company’s Emergency Response Plan (ERP). It has been designed to provide an effective response to various emergency scenarios, such as aircraft accidents, natural disasters, union strikes and pandemics. We are therefore able to mitigate the impact that these contingencies have on our passengers and their relatives, in addition to ensuring the continuation of our operations. The structure of the ERP includes (but is not limited to) Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a dedicated “Go Team” that can be activated and address any given emergency situation.

Security Management

The Security Management Department is responsible to coordinate the security of LATAM’s passengers, employees, aircraft, equipment and facilities. This department secures LATAM’s infrastructure while protecting people against any threat or unlawful action.

Corporate Security Policies and a Security Management System (“SeMS”) have been implemented to detect any vulnerabilities in our security operations and to prevent unlawful acts. These policies, as well as the SeMS itself, are constantly evaluated, analyzed and assigned a risk level (high, medium or low) by qualified Corporate Security Managers, who are in turn responsible for establishing new security protocols or modifying current ones Corporate Security Management then oversees all of these security processes and procedures through annual audits.

In addition to protecting the organization against any threat or unlawful action, LATAM is committed to the general health and safety of all of its employees. Therefore, through Security Management, LATAM has created a dedicated Health, Safety and Environment (HSE) Team that, in addition to safeguarding the general wellbeing of its employees, is responsible for ensuring a safe work environment and educate against common dangers/risks associated with everyday activities.

Lastly, every LATAM affiliate is responsible for complying with the Security Program approved by the appropriate local authority. These Security Programs provide clear definitions of the security functions required for every operation.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2016, mainly due to the significant drop in the international price of crude oil, LATAM saw a drop in its jet fuel costs. In 2017 and 2018, crude oil prices increased resulting in higher fuel costs for LATAM, while in 2019, average market price for JetFuel declined by 7.3% year-over-year, and thus, reducing costs per gallon. In 2019, total fuel costs represented 30.2% of our total operating expenses. Our average into-wing price for 2019 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$2.30 per gallon, representing a decrease of 7.5% from the 2018 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which is in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	Year ended December 31, (1)
	2019	2018	2017
Fuel consumption (thousands of gallons)	1,272,676.8	1,205,188.8	1,156,062.3
ASK (millions)	149,116.6	143,264.7	136,398.4
Fuel gallons consumed per 1,000 ASK	8.53	8.41	8.48
Total fuel costs (US$ thousands)	2,929,008	2,983,028	2,318,816
Cost per gallon (US$)	2.30	2.49	2.00
Total fuel costs as a percentage of total operating expenses	30.2%	31.5%	25%

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2018 compared to year ended December 31, 2017.” Total fuel costs (US$ thousands) include Hedging gains/losses.

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

Our fuel supply agreements vary by airport and are distributed among 30 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (40%), Chile (16%), the United States (9%) and Peru (12%). During 2019, we re-negotiated our fuel supply contracts in Brazil, Argentina, major European, and certain Australian and United States airports. In 2019 we continued to strengthen our relationship with global fuel suppliers, extended our credit terms and achieved conditions that improved LATAM´s cash flow.

In Chile and Peru, a fuel import model is used in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in São Paulo and move from there to Guarulhos, São Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so. In 2019 refinery prices in Brasil stabilized as a result of the fuel import project from LATAM. During 2019 we also worked along with ALTA (Latin American and Caribbean Air Transport Association) to ensure a more competitive refinery price in Uruguay and reached an agreement that lowered its price by approximately 50 cents per gallon and which we believe achieved competitive parity with the rest of the region.

As part of a comprehensive energy efficiency initiative, LATAM Airlines Group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

●	Investments in more modern and efficient aircraft, such as the Boeing 787, the Airbus A350 and the Airbus A320neo. Investment has been carried out to perform retrofits to a portion of our Airbus A320 fleet, allowing more efficient standard operational procedures.
●	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services).
●	As of 2019, LATAM Pilot Tools, an in-house developed mobile app was deployed. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other efficiency and safety indicators. This app is groundbreaking as it is the first time a direct communication channel has been created between the flight crews and the Company’s Safety Efficiency operations. As of December 2019, fuel efficiency initiatives were added to the pilot app, giving more visibility to their KPIs and adding significant savings.
●	Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.
●	Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.
●	Improvements of the flight plan, management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans. During 2019, policy changes were implemented, optimizing fuel planning according to destination, standardizing policies for all dispatch centers, allowing for centralized performance tracking and unified criteria.

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

Ground Facilities and Services

LATAM’s main operations are based at the Guarulhos Airport in São Paulo, Brazil. LATAM also operates significant ground facilities and services at LATAM Airlines Brazil’s headquarters located at Congonhas International Airport in São Paulo, Brazil. In 2018, LATAM Airlines Brazil inaugurated a Maintenance Hangar in Guarulhos with an approximate area of 65,080m².

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

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage and customs services. In 2019, LATAM generated other revenues of US$361.1 million from these activities.

Insurance

LATAM maintains aviation insurance policies as required by law, aircraft financing and leasing agreements, for its whole fleet, aircraft that LATAM and its affiliates own, operate and are responsible for. These policies provide all risk coverage for aircraft hulls (including war risks and spares), third-party legal liability for passengers, cargo, baggage, injuries, property damage and loss of cargo. LATAM´s policies are in full force and are renewed annually along with IAG Group (British Airways, Iberia and their affiliates), which allows LATAM to obtain better premiums and improved coverage at the best level of the aviation industry.

LATAM also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. All of LATAM´s vehicles are insured against the risk of robbery, damages, fire and civil liability.

Information Technology

Information and Digital Technologies

During 2019 LATAM capitalized on a series of transformational initiatives aimed at increasing the value delivered in projects, move to a more data driven culture and increase the reliability of our technological platforms.

In the area of projects, our new practices allowed us to improve our on-time delivery, expand our product offering and support and grow our digital channels. Likewise, we also started a strong focus towards innovation. Examples of such initiatives include pilot programs for biometric boarding or the use of automatized drones to improve the efficiency and reliability of aircraft visual inspections. LATAM was recognized by the national civil agency in Brazil (ANAC) for its contribution to innovation by the development of the app called Pilot LATAM. This application allows our pilots to have improved visibility of their security indicators and compare them to their peers identifying improvement opportunities in a timely and confidential fashion.

To strengthen our data culture, in 2019 we started the construction of our Data Lake. The objective of this initiative is to consolidate all LATAM data and generate the conditions to ensure this data is both integrated and consistent. We also believe the Data Lake will enable more profound analysis by accessing historical data. In 2019 we also grew our machine learning capabilities by creating predictive models to anticipate events, behaviors and purchase preferences, among others.

In technology platforms we keep taking strides towards simplification and reliability. We continue to simplify our footprint and move towards modern cloud based technologies. Besides, the optimization of our technological landscape, cybersecurity remains high in our priorities with an Information Security Office with dedicated staff and strategic partners specialized in all areas of CyberSecurity, which includes organized units focused on potential cyber attacks.

We continue our engagement to make information and technology a competitive advantage for LATAM. Our improvements aim to continually transform and upgrade the travel experience of our customers and facilitate the work of our employees.

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

Environmental and Noise Regulation. T

here are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us, except for environmental laws and regulations of general applicability.

In Argentina, Brazil, Colombia, Ecuador, Peru and the United States, aircraft must comply with certain noise restrictions. LATAMs aircraft substantially comply with all such restrictions. Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile, observing a standard known as “Stage 3 requirements”. Our fleet already complies with such standards, so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

Chile

Aeronautical Regulation

Both the DGAC and the Junta de Aeronáutica Civil (“JAC”) oversee and regulate the Chilean aviation industry. The DGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC establishes the main commercial policies for the aviation industry in Chile and regulates the assignment of international routes and the compliance with certain insurance requirements, while the DGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the DGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route. Last year the PDGAC revoked the unused route frequencies of a couple Peruvian operators.

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

Fundamentally, the EDGAC is responsible for:

●	ensuring that the national standards and technical regulations and international ICAO standards and regulations are observed;
●	keeping records on insurance, airworthiness and licenses of Ecuadorian civil aircraft;
●	maintaining the National Aircraft Registry;
●	issuing licenses to crews;
●	controlling air traffic control inside domestic air space;
●	approving shared codes; and
●	modifying operations permits.

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

Airfare Pricing Policy

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

Route Rights

Domestic Routes. Brazilian airlines operate under a public services concession, and for that reason Brazilian airlines are required to obtain a concession to provide passenger and cargo air transportation services from the Brazilian authorities. In addition, an Air Operator Certificate (AOC) is also required for Brazilian Airlines to provide regular domestic passenger or cargo transportation services. Brazilian Airlines also need to comply with all technical requirements established by the Brazilian Aviation Authority (ANAC). Based on the Brazilian Aeronautical Code (“CBA”) established by Brazilian Federal Law No. 7,565/86, there are no limitations to ownership of Brazilian airlines by foreign investors. The CBA also states that non-Brazilian airlines are not authorized to provide domestic air transportation services in Brazil

International Routes. Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency ANAC must carry out a public bid and award it to the elected airline. ANAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. ANAC’s resolution 491/18 indicates the requirements to establish the underuse of a frequency, and how it could be revoked and reassigned. This provision of the resolution came into force on September 2019.

Airfare Pricing Policy

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

Airfare Pricing Policy

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the National Economic Prosecutor Office (“FNE” by its Spanish name), oversees and investigates antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the “Antitrust Law”. The Antitrust Law states as anticompetitive, any conduct that prevents, restricts or hinders competition, or sets out to produce said effects.

The Antitrust Law continues by giving examples of the following anticompetitive conducts: (i) cartels; (ii) abuse of dominance; and (iii) interlocking. The Antitrust Law defines abusive practices as “The abusive exploitation on the part of an economic agent, or a group thereof, of a dominant position in the market, fixing sale or purchase prices, imposing on a sale the acquisition of another product, allocating territories or market quotas or imposing similar abuses on others; as well as predatory practices, or unfair competition, carried out with the purpose of reaching, maintaining or increasing a dominant position.”

An aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Competition Court (“TDLC” by its Spanish name). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) amendment or termination of acts and contracts; (ii) amendment or dissolution of legal entities involved in the punished conducts; and/or (iii) imposition a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company. When none of these alternatives can be applied, a fine up to USD 50,000,000 approximately (60,000 UTA).

As described above under “—Route Rights—Airfare Pricing Policy,” in the Resolution N°445 of August 1995, the TDLC approved in with a merger control transaction, imposed the merged airline to a specific self-regulatory fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This Airfare Pricing Policy Plan was updated by the TDLC particularly to maintain it objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme.

Since October 1997, LATAM and LATAM Chile follow a self-regulatory plan, which was modified and approved by the TDLC in July 2005, and further in September 2011. In February 2010, the FNE closed the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

As a condition to the combination between LAN and TAM in June 2012, the antitrust authorities in Chile and Brazil each imposed certain mitigation measures as part of their approval of the merger transaction. Furthermore, the association was also submitted to the antitrust authorities in Germany, Italy and Spain. All these jurisdictions granted unconditional clearances for this transaction. The merger was filed with the Argentinean antitrust authorities; which approval is still pending. For more information regarding these mitigation measures please see below:

Chile

On September 21, 2011, the TDLC issued a decision (the “Decision”) with respect to the consultation procedure initiated on January 28, 2011 in connection with the combination between LAN and TAM. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

1.	exchange of certain slots in the Guarulhos Airport at São Paulo, Brazil;
2.	extension of the frequent flyer program to airlines operating or willing to operate the Santiago-São Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the combination;
3.	execution of interline agreements with airlines operating the Santiago-São Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;
4.	certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;
5.	certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;
6.	the obligation of LATAM to renounce to one global airline alliance within 24 months from the date in which the combination becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;
7.	certain restrictions on code-sharing agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or Gol for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements;
8.	the abandonment of four air traffic frequencies with fifth freedom rights between Chile and Peru and limitations on acquiring in excess of 75%, as applicable, of the air traffic frequencies in that route and the period that certain air traffic frequencies may be granted by the Chilean air transport authorities to LATAM;
9.	issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;
10.	promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;
11.	certain restrictions regarding incentives to travel agencies;
12.	to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;
13.	certain transitory restrictions on increasing fares in the Santiago-São Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and
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

On October 31, 2018, the TDLC approved the joint business agreements between LATAM and American Airlines, and between LATAM and IAG, subject to nine mitigation measures. On May 23, 2019 the Supreme Court of Chile revoked the TDLC decision, and both agreements were rejected. On September 26, 2019, LATAM announced that the JBA with American Airlines would be terminated and, on December 6, 2019, LATAM announced that the JBA with IAG would not be implemented.

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

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of February 29, 2020 is as follows:

The LATAM Group is composed of eight main airlines: LATAM Airlines Group S.A., incorporated in Chile; Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LATAM Airlines Peru S.A. ( “LATAM Airlines Peru”), a Peruvian subsidiary, LATAM-Airlines Ecuador S.A. (“LATAM Airlines Ecuador”, previously Aerolane Líneas Aéreas Nacionales del Ecuador S.A.), an Ecuadorian subsidiary, LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración Aires S.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; and LAN Cargo S.A. (“LATAM Cargo”).

As of December 31, 2019 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 70% stake in LATAM Airlines Peru through direct and indirect interests, a 55.00% stake of the voting shares of LATAM-Airlines Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LATAM-Airlines Ecuador, a 99.87% indirect stake in LATAM Airlines Argentina, a 99.20% indirect stake in LATAM Airlines Colombia and a 100.00% stake of the non-voting shares of TAM, and 51.04% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permits foreign persons to own up to 100% of the voting capital of Brazilian airlines, on February, 2019, we increased our ownership of the voting shares of Holdco I S.A. to 51.04%.

Cargo operations are carried out by the affiliates under the brand LATAM Cargo. Our cargo operations are complemented by the operations of certain related companies, such as LATAM Cargo Brazil and LATAM Cargo Colombia. As of December 31, 2019, we held 100% of the non-voting shares and 20% (preferred) of TAM S.A. (a total of 63,09% of TAM S.A.) which is the sole shareholder of LATAM Cargo Brazil and a 90% stake in LATAM Cargo Colombia through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of LATAM Cargo Brazil. In the cargo business, we market ourselves internationally primarily under the LATAM Cargo brand. Cargo Operation, in Perú, are carried out by LATAM Airlines Peru.

D. PROPERTY, PLANT AND EQUIPMENT

Chile

Headquarters

Our main facilities are located on approximately five acres of land that we rent near the Comodoro Arturo Merino Benítez International Airport. The complex includes approximately 14,000 m2 of office space, 3,000 m2 of conference space and training facilities, 1,000 m2 of dining facilities and mock-up cabins used for crew instruction.

In addition, we rent 10,000 m2 for our executive offices in a central location of Santiago, Chile. This space is distributed in eleven floors in four buildings. We also lease 5,000 m2, in twelve floors in downtown in Santiago, Chile.

Finally, last year we acquired a 17,000 m2 land, on which we plan to build our new main headquarters during 2020.

Maintenance Base

Our 82,000 m2 maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 52,000 m2 aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 5,000 m2 office building plus a 1,000 m2 office and workshop space. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 5,000 m2 of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. The lease has a duration of 30 days and is renewed monthly.

Other Facilities

We own sixteen acres of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators (which are not property of LATAM), one Boeing 787 and two Airbus A320 aircraft.

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

We also lease corporate offices in the city of São Paulo, where we operate 1,225 workstations spread over 9 floors.

Maintenance Base

At Hangars II and V in Congonhas Airport, which LATAM Airlines Brazil leases from INFRAERO, LATAM Airlines Brazil has 23,886 m² of offices and hangars with about 1,300 workstations. This site also houses the aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.

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

In Guarulhos, LATAM has a total area of approximately 12,649 m2 distributed within the Passenger Terminal, including areas such as Check-in, Ticket Sales, Check Out, Operations Areas, a VIP Lounge and Aircraft Maintenance spaces. The Hangar Complex adds an area of 65.080 m². The cargo terminal has 252 m² of office and 17,215 m2 of open area. Our Distribution Centre Supplies area occupies 3,030 m².

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2019, including:

1.	Opening of Maringá Station: 238m²
2.	Ground Handling area reduction of 12,150m² due to third party outsourcing in Guarulhos including a space reduction of 12.150m²
3.	Maintenance and Supply areas’ relocation to the Hangar Complex in GRU: including a space reduction of 1,306m²
4.	Cargo Terminal optimization in Viracopos: including a space reduction of 864m²
5.	New area for Recovery Kit storage in GRU: including an expansion of 1.000m²
6.	Perishables Hub - Cold Storage Unit for Transfer Cargo
7.	Transfer of Multiplus S/A Fidelidade company (currently LATAM Pass) with the relocation of rented property (2,400 m2) to the EENU Verbo Divino building.

Other locations

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. For the year ended 2019, we paid US$ 9.8 million in rent under the foregoing leases.

In February 2014, the Company entered into a lease agreement with Miami- Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual land cost of US$172,080.

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

The summary consolidated annual financial information as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2019, 86.3% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 10.2% came from our cargo business. The remaining 3.5% was classified as other operating income, which consists primarily of revenues generated from our coalition and loyalty program Multiplus before its acquisition and merger with LATAM Airlines Brazil, tour operator services, aircraft leasing, customs and warehousing services, third-party maintenance and other miscellaneous income.

Our operating environment in 2019 was marked by volatility in the region mainly resulting from the trade war between the United States and China–which generated volatility and devaluation of the currencies in the region–and economic decline in Argentina and protests at the end of the year in Ecuador, Chile and Colombia.

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

Passenger demand during 2019 showed a recovery as compared to the previous year, mainly in our domestic operations, in which we carried 5.7 million more passengers compared to the domestic passengers carried in 2018, despite the increase in competition from operators in our domestic markets.

During 2019, domestic operations of our affiliate carriers based in SSC, which account for 18.3% of total passenger capacity, showed an increase of 9.3% in passenger traffic while capacity increased 10.8% as compared to 2018. As a result, the passenger load factor declined by 1.2 percentage points to 80.8%. Despite intensifying competition in these markets, especially in Chile, Peru and Argentina, LATAM Airlines affiliates in the SSC domestic markets carried 2.7 million more passengers than in 2018. Revenue per ASK in US dollars declined by 7.4% compared to 2018 mainly due to the devaluation of the Argentinian Peso, Colombian Peso and Chilean Peso.

In the domestic operations in Brazil, LATAM Airlines Brazil increased capacity by 7.7% in 2019, higher than anticipated at the beginning of the year due to changes in the competitive landscape resulting from the end of operations by Avianca Brazil. Passenger traffic increased by 9.4%, resulting in an increase of 1.3 percentage points in passenger load factors, which reached 82.5%. LATAM Airlines Brazil ended the year with an increase of 9.7% in revenues per ASK in US dollars, despite the the devaluation of the Brazilian Real during 2019, as revenue per ASK in Brazilian Reals increased by 19.2% as compared to 2018.

In international operations, LATAM maintained relatively flat its passenger capacity due to challenging market conditions for international passengers generated by the devaluation and volatility of currencies in the region. Capacity in international operations increased by 0.3% and traffic increased 1.0%, resulting in an increase of 0.6 percentage points in passenger load factors, which reached 84.9%. Revenue per ASK decreased 5.4% in US dollars, especially in the first half of the year, prior to capacity adjustments across most of our international network.

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

During 2019, cargo traffic declined by 1.6% while cargo capacity declined by 2.2%, which led to an improvement of 0.4 percentage points in cargo load factors to 55.5%. Cargo yields decreased by 8.8%, and as a result, revenues per ATK decreased by 8.3% as compared to the previous year. Decline in yields was driven by weak import markets, mainly due to the devaluation of the currencies in the region. The group continued its rational and disciplined approach toward freighter capacity deployment, while focused on maximizing the belly utilization of the passenger fleet.

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

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2019, average Jet fuel prices decreased 7.3%. LATAM Airlines Group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

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

Fleet related expenses, namely aircraft rentals and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. These costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates.

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2019 compared to year ended December 31, 2018.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2019, and December 31, 2018. Financial information for 2018 was restated to give effect to the application of IFRS16. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2019	2018	2019	2018
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2019/2018 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	9,005.6	8,709.0	89.4%	88.0%	3.4%
Cargo	1,064.4	1,186.5	10.6%	12.0%	(10.3)%
Total operating revenues	10,070.1	9,895.5	100.0%	100.0%	1.8%
Cost of sales	(7,951.3)	(7,773.4)	(79.0)%	(78.6)%	2.3%
Gross margin	2,118.8	2,122.0	21.1%	21.4%	(0.2)%
Other operating income	360.9	472.8	3.6%	4.8%	(23.7)%
Distribution costs	(580.0)	(615.2)	(5.8)%	(6.2)%	(5.7)%
Administrative expenses	(735.2)	(736.3)	(7.3)%	(7.4)%	(0.1)%
Other operating expenses	(422.8)	(356.3)	(4.2)%	(3.6)%	18.7%

	Year Ended December 31,
	2019	2018	2019	2018
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2019/2018 % change
Financial income	26.3	53.3	0.3%	0.5%	(50.7)%
Financial costs	(589.9)	(539.1)	(5.9)%	(5.4)%	9.4%
Foreign exchange gains/(losses)	(32.6)	(38.1)	(0.3)%	(0.4)%	(14.4)%
Result of indexation units	(15.0)	(0.9)	(0.1)%	0.0%	n.a.
Other gains/(losses)	11.5	53.5	0.1%	0.5%	(78.5)%
Income (loss) before income taxes	141.9	415.7	1.4%	4.2%	(65.9)%
Income (loss) tax expense	53.7	(73.9)	0.5%	(0.7)%	(172.7)%
Net income (loss) for the period	195.6	341.8	1.9%	3.5%	(42.8)%

Income (loss) for the period attributable to the parent company’s equity holders	190.4	309.8	1.9%	3.1%	(38.5)%

Income (loss) for the period attributable to non-controlling interests	5.2	32.0	0.1%	0.3%	(83.8)%

Net income (loss) for the period	195.6	341.8	1.9%	3.5%	(42.8)%

Earnings per share
Basic earnings per share (US$)	0.31403	0.51090	n.a	n.a.	(38.5)%
Diluted earnings per share (US$)	0.31403	0.51090	n.a	n.a.	(38.5)%

* The abbreviation “n.a.” means not available.

Operating Revenues

Our total operating revenues increased by 1.8% to US$10,070.1 million in the year ended December 31, 2019 compared to revenues of US$9,895.5 million in 2018. The 2019 increase in operating revenues was attributable to a 3.4% increase in passenger revenues, partially offset by a 10.3% decrease in cargo revenues. Passenger and cargo revenues accounted for 89.4% and 10.6% of total operating revenues in 2019, respectively.

Our consolidated passenger revenues increased by 3.4% to US$9,005.6 million in 2019 from US$8,709.0 million in 2018, as a result of a 4.1% increase in capacity and the recognition of Multiplus revenues under passenger revenues after the integration of Multiplus into LATAM Airlines Brasil in May 2019. This was offset by a 0.6% decrease in RASK due to a 1.1% decrease in yields, which were impacted by softer international demand in the region due to currency devaluations in South America. In addition, load factor reached 83.5% in 2019, which represents an increase of 0.4 percentage points with respect to 2018.

Cargo revenues decreased by 10.3%, to US$1,064.4 million in 2019 from US$1,186.5 million in 2018. Decrease in cargo revenues is explained by an 8.8% decline in cargo yields and a 1.6% decline in traffic measured in RTK. Decline in yields was explained by weaker import markets, especially in Brazil and Argentina, mainly due to currency devaluation. In addition, exports in Chile were affected by the social unrest in fourth quarter 2019. Finally, the sale of the Mexican subsidiary MasAir during the last quarter of 2018, explained the decline of approximately US$37 million in cargo revenues during 2019 compared to 2018.

Cost of Sales

Cost of sales increased by 2.3% to US$7,951.3 million for the year ended December 31, 2019 (from US$7,773.4 million in 2018), mainly due to more operations and an increase on 7.8% in passengers carried in 2019 compared to 2018. Cost of sales as a percentage of total operating revenues, increased to 79.0% in 2019 from 78.6% in 2018.

The table below presents cost of sales information for the fiscal year ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	2019	2018
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2019/2018 % change
Revenues	10,070.1	9,895.5	100.0%	100.0%	1.8%
Cost of sales	(7,951.3)	(7,773.4)	(79.0)%	(78.6)%	2.3%
Aircraft Fuel	(2,929.0)	(2,983.0)	(29.1)%	(30.1)%	(1.8)%
Wages and Benefits	(1,452.9)	(1,442.2)	(14.4)%	(14.6)%	0.7%
Other Rental and Landing Fees	(1,275.9)	(1,206.9)	(12.7)%	(12.2)%	5.7%
Depreciation and Amortization	(1,470.0)	(1,372.6)	(14.6)%	(13.9)%	7.1%
Aircraft Maintenance	(444.6)	(366.6)	(4.4)%	(3.7)%	21.3%
Passenger Services	(261.3)	(280.3)	(2.6)%	(2.8)%	(6.8)%
Other Costs of Sales	(117.6)	(121.8)	(1.2)%	(1.2)%	(3.4)%

Fuel costs declined by 1.8%, as a result of a 9.1% decrease in the average fuel price per gallon (excluding hedge) as compared to 2018. The latter was partially offset by a 5.6% increase in fuel consumption, associated to an increase in capacity. In addition, in 2019, the Company recognized a US$21.2 million loss related to hedging contracts, which compares to US$47.3 million gain 2018.

Wages and benefits increased 0.7%, mainly explained by an increase of 1.4% in the number of employees, partially offset by the depreciation of local currencies.

Other rental and landing fees increased 5.7%, mainly due to a 7.8% increase in passengers carried and higher handling costs associated to an increase in the operations.

Depreciation and amortization grew by 7.1%, mainly explained by 29 additional planes we received during 2019, the retrofit of the cabins and digital and IT projects during 2019.

Aircraft maitenance increased by US$78.0 million mainly due to an increase in line maintenance associated to improve reliability of our operations and the reception and operation of 29 aircraft in the year.

Passenger service declined by 6.8% mainly explained by a lower rate of passenger contingencies during the quarter compared to the same period of 2018.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) equaled US$2,118.8, compared to US$2,122.0 million in 2018.

Other Consolidated Results

Other operating income decreased in 2019 by 23.7%, from US$360.9 million in 2019 to US$472.8 million in 2019, mainly due to the acquisition and subsequent merger of Multiplus with LATAM Airlines Brazil. Revenues from Multiplus are now registered under Passenger revenues, while previous to the merger with LATAM Brazil, revenues from Multiplus were registered under Other operating income.

Distribution costs decreased by 5.7% from US$615.2 million in 2018 to US$580.0 million in 2019, mainly as a result of lower reserve systems and data processing costs and wages and benefits costs, due to a decrease in average headcount and the devalution of local currencies.

Administrative expenses remained relatively flat year-over-year, decreasing by 0.1% from US$736.3 million in 2018 to US$735.2 million in 2019, due to the devaluation of local currencies, offset by an increase of 1.4% in the number of employees.

Other operating expenses increased by 18.7% from US$356.3 million in 2018 to US$422.8 million in 2019 as a result of an increase of 7.8% of passenger carried and a non-recurring adjustment in the fourth quarter of 2018 associated with a reversal of a provision of PIS/COFINS.

Financial income decreased by 50.7% to US$26.3 million in 2019 compared with US$53.3 million in 2018, mainly due to the merger of Multiplus with LATAM Airlines Brazil. Investments made by Multiplus in 2018 were recorded under interest income, while investments made by LATAM with the cash that belonged to Multiplus are now recorded under Other gains (losses).

Financial costs increased by 9.4% to US$589.9 million in 2019 from US$539.1 million in 2018, mainly due to the early redemption of LATAM’s 2020 unsecured bond and the issuance of US$800 million unsecured notes due 2026.

Foreign exchange result decreased by 14.4% to a net loss of US$32.6 million in 2019, mainly as a result of the devaluation of 3.7% and 58.9% of the Brazilian Real and the Argentinean Peso, respectively.

Income tax benefit for 2019 amounted to US$53.7 million as compared to an income tax expense of US$73.9 million in 2018. This variation is explained mainly by a decline in pre-tax income in 2019 (US$141.9 million pre-tax income) compared with 2018 (US$415.7 million pre-tax income), resulting in an increased income tax charges, and the none recognition of deferred taxes related to tax losses by TAM S.A. and LATAM Argentina in 2018. For more information, see Note 18 to our audited consolidated financial statements.

Net Income

Net income for the year ended December 31, 2019 equaled US$195.6 million, representing a decrease of US$146.2 million. Net income attributable to the parent company’s shareholders was US$190.4 million in 2019, representing a decrease of US$119.4 million.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2018 compared to year ended December 31, 2017.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2018, and December 31, 2017. Financial information for 2018 and 2017 was restated to give effect to the application of IFRS16. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2018	2017	2018	2017
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2018/2017 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	8,709.0	8,494.5	88.0%	88.4%	2.5%
Cargo	1,186.5	1,119.4	12.0%	11.6%	6.0%
Total operating revenues	9,895.5	9,613.9	100.0%	100.0%	2.9%
Cost of sales	(7,773.4)	(7,279.3)	(78.6)%	(75.7)%	6.8%
Gross margin	2,122.0	2,334.6	21.4%	24.3%	(9.1)%
Other operating income	472.8	549.8	4.8%	5.7%	(14.0)%
Distribution costs	(615.2)	(696.7)	(6.2)%	(7.2)%	(11.7)%
Administrative expenses	(736.3)	(952.8)	(7.4)%	(9.9)%	(22.7)%
Other operating expenses	(356.3)	(365.5)	(3.6)%	(3.8)%	(2.5)%
Financial income	53.3	78.6	0.5%	0.8%	(32.2)%
Financial costs	(539.1)	(579.2)	(5.4)%	(6.0)%	(6.9)%
Foreign exchange gains/(losses)	(38.1)	(48.4)	(0.4)%	(0.5)%	(21.3)%
Result of indexation units	(0.9)	(0.7)	0.0%	0.0%	28.6%
Other gains/(losses)	53.5	(7.8)	0.5%	(0.1)%	n.a.
Income (loss) before income taxes	415.7	313.3	4.2%	3.3%	32.7%
Income (loss) tax expense	(73.9)	(158.9)	(0.7)%	(1.7)%	(53.5)%
Net income (loss) for the period	341.8	154.4	3.5%	1.6%	121.4%
Income (loss) for the period attributable to the parent company’s equity holders	309.8	108.9	3.1%	1.1%	184.5%

	Year Ended December 31,
	2018	2017	2018	2017
	(in US$ millions, except per share and capital stock data)		As a percentage of total operating revenues		2018/2017 % change
Income (loss) for the period attributable to non-controlling interests	32.0	45.4	0.3%	0.5%	(29.5)%
Net income (loss) for the period	341.8	154.4	3.5%	1.6%	121.4%

Earnings per share
Basic earnings per share (US$)	0.51090	0.17958	n.a	n.a.	184.5%
Diluted earnings per share (US$)	0.51090	0.17958	n.a	n.a.	184.5%

*	The abbreviation “n.a.” means not available.

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

Cost of Sales

Cost of sales increased by 6.8% to US$7,883.4 million for the year ended December 31, 2018 (from US$7,279.3 million in 2017), mainly due to higher aircraft fuel expenses. As a percentage of total operating revenues, cost of sales increased from 75.7% in 2017 to 78.6% in 2018.

The table below presents cost of sales information for the fiscal year ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018	2017	2018	2017
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2018/2017 % change
Revenues	9,895.5	9,613.9	100.0%	100.0%	2.9%
Cost of sales	(7,773.4)	(7,279.3)	(78.6)%	(75.7)%	6.8%
Aircraft Fuel	(2,983.0)	(2,318.8)	(30.1)%	(24.1)%	28.6%
Wages and Benefits	(1,442.2)	(1,545.6)	(14.6)%	(16.1)%	(6.7)%
Other Rental and Landing Fees	(1,206.9)	(1,233.6)	(12.2)%	(12.8)%	(2.2)%
Depreciation and Amortization	(1,372.6)	(1,377.1)	(13.9)%	(14.3)%	(0.3)%
Aircraft Maintenance	(366.6)	(422.9)	(3.7)%	(4.4)%	(13.3)%
Passenger Services	(280.3)	(288.7)	(2.8)%	(3.0)%	(2.9)%
Other Costs of Sales	(121.8)	(92.5)	(1.2)%	(1.0)%	31.6%

The increase in our cost of sales was driven by higher aircraft fuel expenses, which increased by 28.6% to US$2,983.0 million in 2018 as a result of a 25.1% increase in the full year average fuel price (excluding hedging expenses and gains/losses) and a 4.2% increase in the gallons of fuel consumed. LATAM recognized a net gain of US$29.7 million in fuel hedging in 2018, compared to a fuel hedge gain of US$15.1 million in 2017. In 2018, the Company also recognized a US$18.3 million hedge gain related to foreign currency contracts, which were recognized in the fuel cost line, compared to a US$9.7 million loss in 2017.

Wages and benefits decreased by 6.7% to US$1,442.5 million in 2018 from US$1,545.6 million in 2017, explained by the 3.9% decline in the average headcount as well as the depreciation of local currencies during the year.

Other rental and landing fees decreased by 2.2% to US$1,206.9 million in 2018 from U$1,233.6 million in 2017, due to a reduction of freighter operations and the lower availability of the fleet Boeing 787 due to engine maintenance delays.

Depreciation and amortization decreased by 0.3%, amounting to US$1,372.6 million in 2018, mainly due to the depreciation of the Brazilian real.

Aircraft maintenance expenses decreased by 13.3%, from US$422.9 million in 2017 to US$366.6 million in 2018, mainly due to fewer redelivery costs, as the Company returned less aircraft during 2018.

Passenger service expenses decreased by 2.9%, to US$280.3 million in 2018 compared to US$288.7 million in 2017, due to lower catering costs related to the implementation of our buy-on-board system in domestic flights, generating savings of US$14.2 million.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) decreased by 9.1% from US$2,334.6 million in 2017 to US$2,122.0 million in 2018.

Other Consolidated Results

Other operating income decreased in 2018 by 14.0%, from US$549.8 million in 2017 to US$472.8 million in 2018, mainly due to the adoption of IFRS15, lower revenues from Multiplus driven by the devaluation of the Brazilean real, and lower revenues from aircraft subleases to third parties. Please see “Recently Issed Acounting Pronouncement” for an explanation of the impact of the adoption of IFRS15 on our operating results.

Distribution costs decreased by 11.7% from US$696.7 million in 2017 to US$615.2 million in 2018, mainly as a result of lower commissions to agents in the passenger businesses.

Administrative expenses decreased by 22.7% from US$952.8 million in 2017 to US$736.3 million in 2018, mainly due to a 3.9% headcount reduction and the impact of the depreciation of local currencies during the year, especially the 14.5% of the Brazilian Real and the 69.6% of the Argentinean Peso, on wages denominated in those currencies, partially offset by the annual increase in unit salaries due to inflation adjustments.

Other operating expenses decreased by 2.5% from US$365.5 million in 2017 to US$356.3 million in 2018 as a result of the Company’s ongoing efficiency initiatives.

Financial income decreased by 32.3% to US$53.3 million in the year ended December 31, 2018 compared with US$78.6 million in 2017, as a result of lower interest rates in Brazil and the depreciation of the Brazilian Real.

Financial costs decreased by 6.9% to US$539.1 million in 2018 from US$579.2 million in 2017, mainly due to a reduction in our gross debt.

Foreign exchange result decreased US$10.3 million to a net loss of US$38.1 million in 2018, mainly as a result of the devaluation of 17.2% of the Brazilian Real and 102.3% of the Argentinean Peso.

Income tax expense decreased by 53.5% to US$73.9 million for 2018, as compared to US$158.9 million in 2017. This decrease is explained mainly by different income distribution by subsidiary and by accumulated deferred tax liabilities due to the dissolution of some subsidiaries originally used for the acquisition of aircraft that were sold during the year.

Net Income

Net income for the year ended December 31, 2018 equaled US$341.8 million, representing an increase of US$187.4 million from a net income of US$154.4 million in 2017. Net income attributable to the parent company’s shareholders was US$309.8 million in 2018, representing an increase of US$154.5 million compared with a net income of US$155.3 million in 2017.

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

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation, at the closing exchange rates, of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

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

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates; and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues 57% are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses 63% is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (74.6% as of December 31, 2019), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2019, 66.0% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$38.1 million in 2018 and net foreign exchange losses of US$32.6 million in 2019, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. These estimates principally relate to:

(a)	Evaluation of possible losses due to impairment of goodwill and intangible assets with an indefinite useful life.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

(c)	Recoverability of deferred tax assets

(d)	Air tickets sold that will not be used.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

(f)	Required provisions and their valuation when required

(g)	Leases

(h)	Investment in subsidiary (TAM)

Please see Note 4 – Accounting estimates and judgments – to our audited consolidated financial statements for a full description of our critical accounting policies.

Recently Issued Accounting Pronouncements

a) Accounting pronouncements with implementation effective from January 1, 2019

	Date of issue	Effective Date:

(i) Standards and amendments

IFRS 16: Leases.	January 2016	01/01/2019

Amendment to IFRS 9: Financial instruments	October 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	October 2017	01/01/2019

Amendment to IAS 19: Benefits to employees	February 2018	01/01/2019

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	December 2017	01/01/2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	June 2017	01/01/2019

The application of these accounting pronouncements as of January 1, 2019, had no significant effects on the consolidated financial statements of the Company; with the exception of those originated by the application of IFRS 16: Leases described below.

During the year, the Company has recognized the changes, in the consolidated financial statements, as a result of the adoption of IFRS 16 retrospectively; restating the comparative figures, in accordance with the provisions of IAS 8 Accounting policies, changes in accounting estimates and errors.

The Company has modified the initial balances corresponding to January 1, 2018. The disclosures corresponding to the initial application of IFRS 9 and IFRS 15, which also originated changes, have been maintained in the consolidated financial statements.

The impacts of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases are as follows:

Consolidated statement of financial position (extract)

a) As of January 1, 2017:

		As of	Adoption		As of
		December 31	impact		January 1,
	Note	2016	IFRS 16		2017
		ThUS$	ThUS$		ThUS$
					Restated

Current assets
Other non-financial assets, current	12	212,242	(25,567	)(9)	186,675

Non-current assets
Properties, plants and equipment	17	10,498,149	2,931,101	(9)	13,429,250

Current liabilities
Other current financial liabilities	7 - 19	1,839,528	311,307	(11)	2,150,835

Non-current liabilities
Other non current financial liabilities	7-19	6,796,952	2,881,149	(11)	9,678,101
Accounts payable commercial and other	7 - 24	359,391	20,065	(9)	379,456
Deferred tax liability	18	915,759	(61,343	)(10)	854,416
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	366,404	(460,173	)(12)	(93,769)
Other reserves	25	580,870	215,299	(12)	796,169
Non-controlling interest	14	88,644	(771	)(12)	87,873

b) As of January 1, 2018:

		As of	Adoption				As of	Adoption		As of
		December 31,	impact				January 1	impact		January 1,
	Note	2017	IFRS 9		IFRS 15		2018	IFRS 16		2018
		ThUS$	THUS$		ThUS$		ThUS$	ThUS$		ThUS$
										Restated
Current assets
Other non-financial assets, current	12	221,188	-		54,361	(4)	275,549	(30,771	)(9)	244,778
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945	-		1,202,945

Non-current assets
Other non-financial assets, non current	12	220,807	-		-		220,807	(8,604	)(9)	212,203
Properties, plants and equipment	17	10,065,335	-		-		10,065,335	2,865,317	(9)	12,930,652
Deferred tax assets	18	364,021	89	(2)	6,005	(7)	370,115	449	(10)	370,564

Current liabilities
Other current financial liabilities	7 - 19	1,300,949	-		-		1,300,949	319,030	(11)	1,619,979
Trade and other accounts payables	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010	(4,398	)(9)	1,668,612
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603	-		2,901,603

Non-current liabilities
Other non current financial liabilities	7 - 19	6,605,508	-		-		6,605,508	2,827,942	(11)	9,433,450
Accounts payable commercial and other	7 - 24	498,832	-		-		498,832	60,611	(9)	559,443
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148	(75,400	)(10)	877,748

Equity
Equity attributable to the owners of the Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569	(506,581	)(12)	(41,012)
Other reserves	25	554,884	-		-		554,884	205,877	(12)	760,761
Non-controlling interest	14	91,147	-		-		91,147	(690	)(12)	90,457

c) As of December 31, 2018:

		As of	Adoption		As of
		December 31,	impact		December 31,
	Note	2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$
					Restated
Current assets
Other non-financial assets, current	12	320,977	(30,501	)(9)	290,476

Non-current assets
Other non-financial assets, non current	12	233,741	(6,200	)(9)	227,541
Properties, plants and equipment	17	9,953,365	2,548,444	(9)	12,501,809
Deferred tax assets	18	273,328	201	(10)	273,529

Current liabilities
Other current financial liabilities	7 - 19	1,430,789	363,497	(11)	1,794,286

Non-current liabilities
Other non current financial liabilities	7 - 19	5,864,910	2,494,552	(11)	8,359,462
Accounts payable commercial and other	7 - 24	483,656	45,621	(9)	529,277
Deferred tax liability	18	872,121	(85,550	)(10)	786,571

Equity
Equity attributable to the owners of the Accumulated earnings	25	597,676	(378,705	)(12)	218,971
Other reserves	25	(76,926)	72,561	(12)	(4,365)
Non-controlling interest	14	79,940	(32	)(12)	79,908

- Application of standards as of January 1, 2018.

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To calculate percentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US$11.1 million.

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

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
				Initial
	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
Assets	receivables	derivatives	trading	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536
Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-
Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
	Others	Held
	financial	hedge	Cost
Liabilities	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018 (*)	-	14,817	10,086,434	10,101,251

(*) Balances as of January 1, 2018 do not contain the re-expression effects originated by IFRS 16.

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to the commissions charged by the credit card administrators for US$22.0 million and the air ticket booking services through the GDSs for US$15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$16.8 million, these previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore, they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to ground transportation service for US$15.6 million and travelers checks (US$6.6 million).

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

- Effects of adopting IFRS 16

(9) Company recognized under Property, plant and equipment right of use assets for US$2,865.3 million as of January 1, 2018 and US$2,548.4 as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 17).

The Company decreased other financial assets related to advance payments for leases for US$39.4 million as of January 1, 2018 and US$36.7 as of December 31, 2018, since with the application of the standard these amounts are considered in the initial measurement of the right of use of asset.

The Company increased the cost of restoration associated with the return of aircraft and engines for US$56.2 million as of January 1, 2018 and US$45.6 million as of December 31, 2018. With the application of the standard, the net present value of this cost was included in the right of use of asset and its counterpart in the line of accounts payable, current or non-current, depending on the return date of the aircraft or engines.

(10) Deferred taxes: adjustments originated by the application of IFRS 16.

(11) Lease liabilities: The Company recognized within the Other financial liabilities for lease for US$3,147.0 million as of January 1, 2018 and US$2,858.0 million as of December 31, 2018, associated with contracts that meet the definition of lease (note 2.21 & 19).

(12) The effect of the recognition of the leases under IFRS 16 generated a decrease in retained earnings of US$506.6 million as of January 1, 2018 (US$378.7 million as of December 31, 2018). The increase in Other reserves of US$205.9 million as of January 1, 2018 (decrease of US$72,5 million as of December 31, 2018), was caused by the Cumulative translation adjustment of those subsidiaries with functional currencies other than the US dollar. The application of IFRS 16 also affected non-controlling interests.

The effects of the changes recognized in the application of IFRS 15 and IFRS 16 as of December 31, 2017 are presented in the consolidated income statement:

		For the year ended december 31, 2017
Reconciliation income		Adjustments for reconciliation
		Results	Adoption	Results
		under	impact	under
	Nota	IAS 17	IFRS16	IFRS 16
		ThUS$	ThUS$	ThUS$
		Published		Restated
Revenue	26	9,613,907	-	9,613,907
Cost of sales		(7,441,849)	162,491	(7,279,358)
Gross margin		2,172,058	162,491	2,334,549

Other income	28	549,889	-	549,889
Distribution costs		(699,600)	2,816	(696,784)
Administrative expenses		(938,931)	(13,837)	(952,768)
Other expenses		(368,883)	3,423	(365,460)
Other gains (losses)		(7,754)	-	(7,754)
Income from operation activities		706,779	154,893	861,672

Financial income		78,695	-	78,695
Financial costs	27	(393,286)	(185,947)	(579,233)
Foreign exchange gains (losses)	29	(18,718)	(29,780)	(48,498)
Result of indexation units		748	-	748
Income (loss) before taxes		374,218	(60,834)	313,384
Income (loss) tax expense / benefit	18	(173,504)	14,506	(158,998)
NET INCOME (LOSS) FOR THE YEAR		200,714	(46,328)	154,386
Income (loss) attributable to owners of the parent		155,304	(46,408)	108,896
Income (loss) attributable to non- controlling interest	14	45,410	80	45,490
Net income (loss) for the year		200,714	(46,328)	154,386

The effects of the changes recognized in the application of IFRS 15 and IFRS 16 as of December 31, 2018 are presented in the consolidated income statement:

		For the year ended december 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
		Results	Adoption	Results		Deferred revenues		Results
		under	impact	under	Contract	recognition		under
	Nota	IFRS 15	IFRS16	IFRS 15	costs (4)	[(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16
Revenue	26	9,895,456	-	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	189,411	(7,773,432)	-	(34,986)	-	(7,808,418)
Gross margin		1,932,613	189,411	2,122,024	-	13,575	31,501	2,167,100
Other income	28	472,758	-	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	3,986	(615,214)	(43)	-	(20,003)	(635,260)
Administrative expenses		(721,270)	(15,063)	(736,333)	(806)	-	(54,061)	(791,200)
Other expenses		(359,781)	3,531	(356,250)	-	-	-	(356,250)
Other gains (losses)		53,499	-	53,499	-	-	-	53,499
Income from operation activities		758,619	181,865	940,484	(849)	13,575	-	953,210
Financial income		53,253	-	53,253	-	-	-	53,253
Financial costs	27	(356,269)	(182,868)	(539,137)	-	-	-	(539,137)
Foreign exchange gains (losses)	29	(157,709)	119,639	(38,070)	-	-	-	(38,070)
Result of indexation units		(865)	-	(865)	-	-	-	(865)
Income (loss) before taxes		297,029	118,636	415,665	(849)	13,575	-	428,391
Income (loss) tax expense / benefit	18	(83,782)	9,903	(73,879)	(23)	(1,030)	-	(74,932)
NET INCOME (LOSS) FOR THE YEAR		213,247	128,539	341,786	(872)	12,545	-	353,459
Income (loss) attributable to owners of the parent		181,935	127,876	309,811	(872)	12,545	-	321,484
Income (loss) attributable to non- controlling interest	14	31,312	663	31,975	-	-	-	31,975
Net income (loss) for the period		213,247	128,539	341,786	(872)	12,545	-	353,459

In the income statement, with the implementation of the IFRS16 standard, restatements were made in the following lines:

-	Cost of sale, distribution costs, administrative expenses: net effect of derecognized of rental cost and recognition of the depreciation of the right of use.

-	Financial Costs: interest expense corresponding to the lease liability.

Impact recognized as a result of the adoption of IFRS 16 for the year ended December 31, 2017 and 2018 are presented in the consolidated statement of cash flows:

	For the year ended	Adoption		For the year ended
	December 31	impact		December 31,
	2017	IFRS 16		2017
	ThUS$	ThUS$		ThUS$
				Restated

Payments to suppliers for goods and services	(6,722,713)	520,082	(1)	(6,202,631)
Net cash flows from operating activities	(6,722,713)	520,082		(6,202,631)

Loans repayments	(1,829,191)	(344,901	)(2)	(2,174,092)
Payments of finance lease liabilities	(344,901)	344,901	(2)	-
Payments of lease liabilities	-	(338,179	)(1)	(338,179)
Interest paid	(389,724)	(181,903	)(1)	(571,627)
Net cash flows (used in) financing activities	(2,563,816)	(520,082)		(3,083,898)

	For the year ended	Adoption		For the year ended
	December 31	impact		December 31,
	2018	IFRS 16		2018
	ThUS$	ThUS$		ThUS$
				Restated

Payments to suppliers for goods and services	(7,331,390)	556,387	(1)	(6,775,003)
Net cash flows from operating activities	(7,331,390)	556,387		(6,775,003)

Loans repayments	(1,045,662)	(692,687	)(2)	(1,738,349)
Payments of finance lease liabilities	(692,687)	692,687	(2)	-
Payments of lease liabilities	-	(373,439	)(1)	(373,439)
Interest paid	(357,355)	(182,948	)(1)	(540,303)
Net cash flows (used in) financing activities	(2,095,704)	(556,387)		(2,652,091)

(1) Correspond to the reclassification of lease payments, principal to payment of lease liability and interest to interest paid.

(2) Correspond to the reclassification of leases payments previously classified as financial lease.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been effected early adoption:

	Date of issue	Effective Date

(i) Standards and amendments
IFRS 17: Insurance contracts	May 2017	January 1, 2021
Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined
Amendment to IFRS 3: Business combination	October 2018	January 1, 2020
Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020
Amendment to IFRS 9: Financial instruments; IAS 39: Financial instruments: Recognition and measurement; Y IFRS 7: Financial instruments: Disclosures	September 2019	January 1, 2020

The management of the Company estimates that the adoption of the standards, amendments and Interpretations described above, will not have a significant impact on the consolidated financial statements of the Company in the application of its first adoption. At the close consolidated financial statements, the Company is analyzing the possible effects of the amendment issued in September 2019 to IFRS 9, IAS 39 and IFRS 7 for the reform of interest rates of reference.

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

	2019	2018	2017
Cost per ASK
Operating expenses (US$ thousands)	9,689,325	9,481,230	9,291,672
Divided by ASK (million)	149,111.9	143,264.7	136,398.4
= Cost per ASK (US$ cents)	6.50	6.62	6.81

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	9,689,325	9,481,230	9,291,672
– Aircraft fuel (US$ thousands)	2,929,008	2,983,028	2,318,816
Divided by ASK (million)	149,111.9	143,264.7	136,398.4
= Cost per ASK excluding fuel price variations (US$ cents)	4.53	4.54	5.11

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2019	2018	2017

Passenger Revenues (US$ thousands)	9,005,629	8,708.988	8,494.477
ASK (million)	149,111.9	143,264.7	136,398.4
Passenger Revenues/ASK (US$ cents)	6.04	6.08	6.23
Cargo Revenues (US$ thousands)	1,064,434	1,186,468	1,119,430
ATK (million)	6,356.7	6,497.6	6,230.3
Cargo Revenues/ATK (US$ cents)	16.75	18.26	17.97

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the Company. However, seasonality is partially mitigated by LATAM’s focus on business passengers (which are less sensitive to seasonality). Additionally, the expansion of the Company into other countries with different seasonal patterns has also moderated the overall seasonality of the passenger business.

B. Liquidity and Capital Resources

LATAM’s cash and cash equivalents amounted to US$1,072.6 million as of December 31, 2019, US$1,081.6 million as of December 31, 2018 and US$1,142.0 million as of December 31, 2017. Additionally, the Company had short term marketable securities totaling US$386.7 million as of December 31, 2019, US$322.4 million as of December 31, 2018 and US$472.2 million as of December 31, 2017. LATAM’s cash and cash equivalents and marketable securities totaled US$1,459.2 million as of December 31, 2019, US$1,404.1 million as of December 31, 2018 and US$1,614.2 million as of December 31, 2017.

The US$55.1 million increase in cash and cash equivalents and marketable securities from 2018 to 2019 can be explained mainly by an increase in proceeds from sales, partially offset by expenditures in aircraft acquisitions.

The US$210.2 million decrease in cash and cash equivalents and marketables securities from 2017 to 2018 can be explained mainly by the depreciation of the Brazilian and Argentinian currencies.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2019, 2018 and 2017 and our total cash position as of December 31, 2019, 2018 and 2017.

	2019	2018	2017
	(in US$ million)
Net cash flow from operating activities	2,826.7	2,073.3	2,186.8
Net cash flow from (used in) investing activities	(1,419.2)	(358.4)	(293.9)
Net cash flow from (used in) financing activities	(1,343.5)	(1,608.6)	(1,692.7)
Effects of variation in the exchange rate on cash and cash equivalents	(73.0)	(166.7)	(7.7)

Cash and cash equivalents at the beginning of the year	1,081.6	1,142.0	949.3
Cash and cash equivalents at the end of the year	1,072.6	1,081.6	1,142.0

In addition to cash and marketable securities, LATAM has access to short term uncommited credit lines. As of December 31, 2019, LATAM also had long-term working capital committed credit lines in the form of a fully undrawn revolving credit facility (“RCF”) of US$600 million1. The RCF is secured by spare parts, engines, and aircrafts. See Note 32 to our audited consolidated financial statements for a more detailed discussion of these commitments.

Net cash flow from operating activities

Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2019 increased by US$753.3 million, or 36.3%, up from US$2,073.3 million, mainly due to an increase in proceeds from sales explained by a stronger performance in Brazil and Peru and from the compensation received from Delta Air Lines related to the transition costs for the implementation of the framework agreement between LATAM and Delta Air Lines.

Cash flow from operating activities in 2018 decreased by US$113.5 million, or 5.2%, down from US$2,186.8 million, mainly due to a decrease in operating margin, driven higher fuel prices and the depreciation of the Brazilian and Argentinian currencies. In turn, this impact was partially offset by LATAM’s ongoing cost efficiency initiatives such as headcount reduction and higher aircraft utilization.

Net cash flow used in investing activities

Net cash used in investing activities in 2019 increased to US$ 1,419.2 million from US$358.4 million in 2018. The increase is explained mainly by capital expenditures in aircraft, higher maintenance expenses and investment projects related to cabin retrofit.

The inflow related to the net predelivery payments received by LATAM reached US$ 263.4 million for year 2019, higher than the net predelivery payments outflows of US$54.7million for year 2018. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash used in investing activities in 2018 increased to US$ 358.4 million from US$293.9 million in 2017, due to an increase in purchases of property, plant and equipment including cabin retrofit, IT, and digital investments. In 2018, as in 2017, the company did not incur in any capital expenditures in aircraft. In 2018, the outflow related to the net predelivery payments reached US$ 54.7 million for year 2018, a 43.2% lower than the net predelivery payments outflows of US$126.5 million for year 2017. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash flows used in financing activities

In 2019, net cash used in financing activities amounted to US$1,343.5 million, a decrease of US$265.1 million from the US$1,608.6 million in cash used in financing activities in 2018. In 2019, the company paid US$1,860.5 million in loan repayments and issued US$1,781.7 million in new debt. Total debt issuances in year 2019 amounted to US$1,781.7 million, an increase of US$1,002.7 million as compared to US$779.1 million issued in 2018.

In 2018, net cash used in financing activities amounted to US$1,608.6 million, an increase of US$84.0 million from the US$1,692.7 million in cash generated by financing activities in 2017. In 2018, the Company paid US$1,738.3 million in loan repayments which were offset by US$779.1 million in debt issuances. Total debt issuances in year 2018 amounted to US$779.1 million, a decrease of US$526.3 million compared to US$1,305.4 million issued in 2017.

[1]	Subject to borrowing base availability

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

Short term

We have generally been able to arrange for short-term loans with local and international banks when we have needed to finance working capital expenditures or increase our liquidity. As of December 31, 2019, we has an outstanding stock of US$340 million in short-term loans with both local and international banks.

We have diversified our sources of short term financing to include the following: PAE (“Prestamos a Exportadores”), which are foreign currency short term loans granted to exporting parties in Chile mainly to finance working capital; and credit card discounting in Brazil, a financing alternative where a bank provides in advance to the Company a percentage of the cash inflows related to the credit card installment sales.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$ 1,276.6 million in 2019, US$660.7 million in 2018 and US$403.7 million in 2017, and purchases of intangible assets totaled US$ 140.2 million in 2019, US$96.2 million in 2018 and US$87.3 million in 2017. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for 2020, 2021 and 2022 calendar years (1):

	Estimated capital expenditures by year, as of December 31, 2019
	2020	2021	2022
	(in US$ millions)
Fleet Commitments (1)	408	773	574
PDPs (2)	42	(23)	(39)
Other expenditures (3)	1,050	950	930

(1)	The amount of Fleet Commitments presented includes all the committed deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery, regardless of the financing of the aircraft will have upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.

(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.

(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets. LATAM can give no assurance that these estimates and expected costs and prices are correct; and actual costs, expenses and prices may differ from these original estimates.

At this time, LATAM is not able to fully determine the adjusted levels of estimated capital expenditures in light of the expected lower demand on air travel. The actual amount and timing of our future capital expenditures may be materially lower than our estimates as a result of the impact of the spread of coronavirus (COVID-19) on demand for air travel in the regions we operate.

C. Research and Development, Patents and Licenses, etc.

During 2019 LATAM continued with the registration of its brands to guarantee its protection worldwide, thus strengthening the presence of the brand.

Trademark LATAM in Argentina, Bolivia, Canadá, China, Colombia, South Korea, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, Dominican Republic, Taiwan, European Union, Uruguay, USA and Venezuela; Trademark LATAM AIRLINES in Argentina, Bolivia, China, Colombia, South Korea, Cuba, Ecuador, El Salvador, Spain, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Panama, Paraguay, Peru, Portugal, Dominican Republic, Taiwan, European Union, Uruguay and Venezuela.

LATAM AIRLINES ARGENTINA in Argentina; LATAM AIRLINES COLOMBIA in Colombia; LATAM AIRLINES ECUADOR in Ecuador; LATAM AIRLINES PARAGUAY in Paraguay and LATAM AIRLINES PERU in Peru. LATAM CARGO has been registered and/or renewed in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, USA, Venezuela and Australia. LATAM CARGO BRAZIL in Brazil; LATAM CARGO COLOMBIA in Colombia; LATAM CARGO MEXICO in Mexico.

LATAM CORPORATE in Argentina, Bolivia, Colombia, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. LATAM FIDELIDADE in the following countries, Argentina, Australia, Bolivia, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, USA and Venezuela. LATAM LINEAS AEREAS in Argentina, Colombia, Ecuador and Peru; LATAM MRO in Argentina; Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, USA, Venezuela and Australia. LATAM PASS in Argentina, Australia, Bolivia, Canada, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, USA, Venezuela and Australia. LATAM PASS MILES in New Zealand and Australia. LATAM TOURS in Argentina, Colombia, Ecuador and Peru. LATAM TRADE in Argentina, Bolivia, Colombia, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. Trademark LATAM TRAVEL in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, USA, Venezuela and Australia; trademark LATAM TRAVEL SOLUTIONS in Panama; LATAM VIAGENS in Brazil; LATAM, JUNTOS MÁS LEJOS in Argentina and Ecuador. LATAM, TOGETHER, FURTHER in Australia, New Zealand, European Union and USA.

LATAMPLAY in Argentina, Colombia and Ecuador. LATIN AIRLINE NETWORK in Mexico, Nicaragua, New Zealand and European Union. LIBREVOLADOR in Bolivia, Ecuador, Paraguay and Peru. LIBREVOLADORES in Bolivia, Ecuador, Paraguay and Peru. LIDERES DEL SERVICIO in Argentina, LINEA AEREA CARGUERA DE COLOMBIA in Colombia.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil, LATAM; LATAM AIRLINES; LATAM AIRLINES BRAZIL; LATAM CARGO, LATAM CARGO BRAZIL; LATAM FIDELIDADE; LATAM MRO, LATAM PASS; LATAM TRADE; LATAM TRAVEL LATAM VIAGENS; LATAM TRADE; LATAM TRAVEL; LATAMPLAY; MEGA PROMO; MERCADO LATAM; VAMOS LATAM.

FIDELIDAD in Argentina; FIDELIDAD TAM in Paraguay; LATAM AIRLINES ARGENTINA in Argentina; LATAM AIRLINES COLOMBIA in Colombia; LATAM AIRLINES ECUADOR in Ecuador; LATAM AIRLINES PARAGUAY in Paraguay and LATAM AIRLINES PERU in Peru.

D. Trend Information

On March 12, 2020, LATAM Airlines announced the suspension of its guidance for 2020 in light of the uncertainty due to the COVID-19 (coronavirus) outbreak that is affecting the demand for air traffic. As of this date, it is not possible to quantify the exact impact on demand or how long it may take to recover, making it impossible to estimate results for the full year.

LATAM is taking immediate measures to minimize possible effects of the current scenario, including cost reduction and capacity adjustments. Along these lines, and in addition to the significant efforts being made by LATAM to protect the health and safety of its passengers and workers, the LATAM group announces a decrease in capacity of approximately 30% of international operations for April and May 2020.

On March 16, 2020, LATAM Airlines and its affiliates updated the decrease in capacity to approximately 70% of total operations, corresponding 90% to international operations and 40% to domestic operations.

At this time, LATAM is not able to fully determine the impact on financial results in light of the expected lower demand on air travel as a result of the impact of the spread of coronavirus (COVID-19) on demand for air travel in the regions we operate.

E. Off-Balance Sheet Arrangements

The company does not currently have off-balance sheet fleet arrangements as a result of the adoption of IFRS 16. See Note 17 to our audited consolidated financial statements for a more detailed discussion of these commitments.

For other commitments, see Note 32 - (b) Other commitments - to our consolidated financial statements.

F. Long Term Indebtedness

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2019, the total outstanding amount under these facilties was US$1,637 million. In general, ECA and EX–IM financings have a 12-year repayment profile.

2.

Enhanced Equipment Trust Certificates (“EETC”): In June 2015, LATAM issued the first EETC in Latin America for an aggregate par value of approximately US$1,021 million to finance 17 new aircraft deliveries comprising 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively. In April 2017, LATAM issued and privately placed Class C Certificates for an amount of US$140 million under the current EETC structure. The Class C Certificates have a six-year term, maturing in May 2023. As of December 31, 2019, the outstanding EETC debt was US$863 million.

3.	Commercial Bank Loans: As of December 31, 2019, secured commercial bank loans debt totalled US$1,744 million.

4.	Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2019, the outstanding obligations under these tax leases were US$623 million.

Non Aircraft Debt

1.	2013-1 Series Note: LATAM issued a securitized bond in the amount of US$450 million in November 2013 with a seven-year term and a two-year interest-only period (the “2013-1 Series Note”). This bond is secured by future flows of credit card sales of LATAM Airlines in the United States and Canada. The coupon is 6.0% fixed with quarterly payments. As of December 31, 2019, the principal outstanding amount of the 2013-1 Series Note was US$101 million.

Other

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2019, outstanding amount under PDP financings was US$133 million.

Unsecured Debt

1.	LATAM 2024 Notes: On April 11, 2017, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$700 million, maturing in 2024 with an annual interest rate of 6.875%. As of December 31, 2019, the outstanding amount under the LATAM 2024 Notes was US$709 million.

2.	2026 Notes: On February 4, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$600 million, maturing in 2026 with an annual interest rate of 7.000% (the “2026 Notes”). On July 11, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued a re-opening of the 2026 notes in the amount of US$200 million, maturing in 2026 with an annual interest rate of 7.000%. As of December 31, 2019, the outstanding amount under the 2026 Notes was US$822 million

3.

Local Bonds: On August 17, 2017, LATAM Airlines Group S.A. issued local bonds on the Santiago Stock Exchange in the aggregate amount of UF 9,000,000 comprised of the Series A Bonds (BLATM-A), Series B Bonds (BLATM-B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 862. The total amount of Series A Bonds issued was UF 2,500,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series B Bonds issued was UF 2,500,000 with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. The total amount of Series C Bonds issued was UF 1,850,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series D Bonds issued was UF 1,850,000, with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. On June 6, 2019, LATAM Airlines Group S.A. issued local bonds listed on the Santiago Stock Exchange designated as the Series E Bonds (BLATM-E), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 921. The total amount of Series E Bonds issued was UF 5,500,000 with a maturity date of April 15, 2029 bearing nominal interest rate at 3.60% annually. As of December 31, 2019, the outstanding amount of Local Bonds was US$534 million

4.	Commercial Bank Loans: As of December 31, 2019, unsecured Commercial Bank loans debt stood at US$79 million.

As of December 31, 2019, the average interest rate of our debt was 4.63%. Out of the total debt, 61.6% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps.

As of December 31, 2019, LATAM had US$1,367 million in current debt liabilities. Of this amount, US$340 million consisted of short-term debt, which represents 25% of our total current debt liabilities.

The Company entered into loan agreements in connection with the financing of Boeing 787 aircraft that are guaranteed by the United States Export–Import Bank, which include covenant based on financial indicators on a consolidated basis, in respect of which, in any case, non-compliance does not result in the acceleration of the payment of the loans. For more information, please see Note 32 to our audited consolidated financial statements.

As of December 31, 2019, we had purchase obligations totaling US$3.4 billion (US7.4 billion according to manufacturer’s list price), with deliveries between 2020 and 2026, as set forth below:

•	Airbus A320-Family, passenger aircraft deliveries: 42

•	Wide-body passenger aircraft deliveries (which includes the Airbus A350 1000XWB and the Boeing 787-9): 8

Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2019:

	Payments due by period, as of December 31, 2019
(US$ in millions)	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Financial debt obligations(1)	US$	7,194	US$	1,367	US$	2,007	US$	1,637	US$	2,183
Lease obligations	US$	3,955	US$	596	US$	1,040	US$	942	US$	1,377
Fleet Commitments	US$	3,402	US$	408	US$	1,348	US$	1,271	US$	376
TOTAL	US$	14,551	US$	2,371	US$	4,395	US$	3,850	US$	3,936

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes, long-term and short-term bank loans and PDP financing.

2019 Fleet Additions

During 2019, LATAM completed the addition of the following wide body aircraft:

•	Three Airbus A350-900 through leases, one Airbus A350-900 through cash payment and two Boeing 787-9 through a tax lease.

During 2019, LATAM completed the addition of the following narrow body aircraft:

•	Fourteen Airbus A320-200 and three A320 Neo through leases and six Airbus A320 Neo thorugh tax leases.

2018 Fleet Additions

During 2018, LATAM completed the addition of the following wide body aircraft:

•	Two Airbus A350-900 passenger aircraft, financed through sale and leaseback transactions with a 12-year term.

During 2018, LATAM completed the addition of the following narrow body aircraft:

•	Two Airbus A321 passenger aircraft, financed through leases with 10.5 year terms.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

On September 10, LATAM announced that the CEO of the LATAM Airlines Group, Enrique Cueto, after 25 years of service, will leave his position of CEO as of March 31, 2020 and will be replaced by the current Chief Commercial Officer, Roberto Alvo, effective on March 31, 2020.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 25, 2019 for a two-year period.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto(1)	Director / Chairman
Carlos Heller(2)	Director
Juan José Cueto(1)	Director
Nicolás Eblen (3)	Director
Henri Philippe Reichstul	Director
Patrick Horn	Director
Giles Agutter	Director
Eduardo Novoa	Director
Sonia Villalobos	Director

Senior Management	Position
Enrique Cueto(1)	CEO LATAM
Ramiro Alfonsín	CFO LATAM
Roberto Alvo	CCO LATAM
Paulo Miranda	VP Customers LATAM
Hernán Pasman	VP Operations, Maintenance and Fleet LATAM
Emilio del Real	VP Human Resources
Juan Carlos Menció	VP Legal

(1)	Messrs. Ignacio, Enrique and Juan José Cueto are brothers. All three are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”

(2)	Mr. Carlos Heller is a member of the Bethia Group, which is defined in “Item 7” as a “Major Shareholder.”

(3)	Mr. Nicolás Eblen is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.

Directors

Mr. Ignacio Cueto, has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group. As of February 29, 2020, Mr. Cueto shared in the beneficial ownership of 130,165,390 common shares of LATAM Airlines Group (21.46% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Carlos Heller, joined the board of LAN in May 2010 and was re-elected to the board of directors of LATAM in April 2019. Mr. Heller has vast experience in retail, communications, transport and agriculture industries. Mr. Heller is president of Bethia S.A. (“Bethia”) (parent company of Axxion S.A. and Inversiones HS SpA). He is also President of the Boards of Falabella Retail S.A., Red Televisiva Megavision S.A., Club Hípico de Santiago S.A., Sotraser S.A., and Blue Express S.A. On February 29, 2020, Mr. Heller indirectly held 25,662,136 ordinary shares of LATAM Airlines Group through Axxion S.A. and Inversiones HS Spa (4.23% of the shares of LATAM Airlines Group). For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Juan José Cueto, has served on LAN’s board of directors since 1994 and was reelected to the board of directors of LATAM in April 2017. Mr. Cueto currently serves as Executive Vice President of Inversiones Costa Verde S.A., a position he has held since 1990, and serves on the boards of directors of Consorcio Maderero S.A., Inversiones del Buen Retiro S.A., Costa Verde Aeronáutica S.A., Sinergia Inmobiliaria S.A., Valle Escondido S.A. and Fundación Colunga. Mr. Cueto is the brother of Messrs. Enrique and Ignacio Cueto, LATAM Airlines Group CEO and Chairman, respectively. Mr. Cueto is a member of the Cueto Group. As of February 29, 2020, Mr. Cueto shared in the beneficial ownership of 130,165,390 common shares of LATAM Airlines Group (21.46% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Nicolás Eblen, has served on LATAM’s board of directors since April 2017 and was re-elected to the board of directors of LATAM in April 2019. Mr. Eblen currently serves as CEO of Inversiones Andes SpA, a position he has held since 2010. In addition, he serves on the board of directors of Granja Marina Tornagaleones S.A., Río Dulce S.A., Patagonia SeaFarms Inc., SalmonChile A.G., and Sociedad Agrícola La Cascada Ltda. Mr. Eblen holds a Bachelor’s degree in Industrial Engineering, major in Computer Science from Pontificia Universidad Católica de Chile and a Master in Business Administration from Harvard Business School. As of February 29, 2020, the Eblen Group had the beneficial ownership of 27,644,702 common shares of LATAM Airlines Group (4.56% of LATAM Airlines Group’s outstanding shares). For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014 and was reelected to the board of directors of LATAM in April 2019. Mr. Reichstul is a Brazilian citizen and has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the board of directors of Peugeot Citroen and chairman of the board of Fives, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

Mr. Patrick Horn, has served on LATAM Airlines Group’s board of directors since April 2019. He is currently a Member of the Economic Council of the Universidad de los Andes and director of non-profits such as Aportes Chile. He has more than 35 years’ experience as an executive, both in Chile and abroad, in companies including British American Tobacco Co., Unilever, Compañía Sudamericana de Vapores and Grupo Ultramar, where he was also director of subsidiaries. Mr. Horn graduated as an Industrial Civil Engineer from the Pontificia Universidad Católica de Valparaiso and holds a Master of Science in Industrial Engineering from the Georgia Institute of Technolgy, USA. He has participated in executive programs at the training centers of British American Tobacco Co. and Unilever in London, and at Kellogg Business School. He also completed a business management program (PADE) at the Universidad de los Andes business school (ESE).

Mr. Giles Agutter has served on LATAM Airlines Group’s board of directors since January 2017 and was reelected to the board of directors of LATAM in April 2019. Mr. Agutter is the owner and Chief Executive Officer of Southern Sky Ltd, an airline consultant company specializing in airline strategy, fleet planning, aircraft acquisition and aircraft financing. He is also currently a member of the board of directors of Air Italy. Mr. Agutter has had vast experience in advising airlines, including Qatar Airways, on significant Merger and Acquisition projects within the airline industry. Mr Agutter is a British citizen and has a degree in Aerospace Engineering from Manchester University.

Mr. Eduardo Novoa has served on LATAM’s board of directors since April 2017 and was reelected to the board of directors of LATAM in April 2019. In addition, Mr. Novoa serves on the board of directors of Cementos Bio-Bio, Grupo Ecomac, ESSAL and is a member of the advisory board of STARS and Endeavor. He was also a member of the board of directors of Esval, Soquimich, Grupo Drillco, Techpack, Endesa-Americas, Grupo Saesa, Grupo Chilquinta, and several companies in the region that were subsidiaries of Enersis and AFP Provida. He has also been a member of the board of Amcham-Chile, the Association of Electric Companies, YPO-Chile, Chile Global Angels and several Start-Ups. Between 1990 and 2007 he was an executive of several companies such as CorpGroup, Enersis, Endesa, Blue Circle, PSEG and Grupo Saesa. Mr. Novoa has a Bachelor of Business and Administration from the Universidad de Chile and a Master in Business Administration from the University of Chicago. He has participated in executive programs at Harvard, Stanford and Kellogg and was professor of finance and economics at several universities in Chile.

Mrs. Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018 and was reelected to the board of directors of LATAM in April 2019. Mrs. Villalobos is a Brazilian citizen and a regular member of the board of directors of Petrobras and Telefónica Vivo. She is a founding partner of the company Villalobos Consultoria since 2009 and a professor of post-graduate courses in finance at Insper since 2016. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, she was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini, Playfair & Associates, LLC. As of 1989 she was Head of Research of Banco Garantia. She graduated in Public Administration from EAESP / FGV in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994. As a volunteer, she participates in the Board of the CFA Society Brazil, a non-profit association that brings together nearly 1,000 professionals who hold the CFA (Chartered Financial Analyst) certification in Brazil.

 Senior Management

Mr. Enrique Cueto, is LATAM Airlines Group’s Chief Executive Officer (“CEO”) and has held this position since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is member of the IATA (International Air Transport Association) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and Executive Member of the Latin American and Caribbean Air Transport Association (ALTA). Mr. Cueto is the brother of Messrs. Juan José and Ignacio Cueto, members of the board. Mr. Cueto is also a member of the Cueto Group. As of February 29, 2020, Mr. Cueto shared in the beneficial ownership of 130,165,390 common shares of LATAM Airlines Group (21.46% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Mr. Roberto Alvo is LATAM’s Chief Commercial Officer (“CCO”), a position he holds since May 2017 being responsible of the Group’s passenger and cargo revenue management, with all the commercial units reporting to him. Previously, he was Senior Vice-President of International and Alliances at LATAM Airlines since 2015, and Vice-President of Strategic Planning and Development since 2008. Mr Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

Mr. Paulo Miranda, is LATAM’s Customers Vice-President, a position he holds since May 2019. Mr. Miranda has over 20 years of experience in the aviation industry with different positions first at Delta Air Lines in the United States and then at Gol Linhas Aereas in Brazil. In his last role, Mr. Miranda was responsible for customer experience, having previously worked in finance, alliances as well as on the negotiation and implementation of joint ventures. Mr. Miranda holds a Business Administration degree from the Carlson School of Management at the University of Minnesota, USA.

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

Mr. Juan Carlos Menció, is Vice President of Legal Affairs and Compliance for LATAM Airlines Group a position he holds since September 1, 2014. Mr. Mencio previously held the position of General Counsel for North America for LATAM Airlines Group and its related companies, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LAN, he was in private practice in New York and Florida representing various international airlines. Mr. Mencio obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

B. Compensation

In 2019, the Company paid its principal executives (executives who define the Company’s policies and major guidelines and who directly affect the results of the business, including Vice-Presidents, Chief Executives and Senior Directors) a total gross remuneration of US$60.4 million.

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

As set forth in further detail in the following table, in 2019 the members of our board of directors received fees and salaries in the aggregate amount of US$413,219.

Board Members	Fees (US$) (1)
Ignacio Cueto Plaza	59,134
Carlos Heller Solari	24,433
Juan José Cueto Plaza	36,224
Nicolás Eblén Hirmas	73,070
Henri Philippe Reichstul	29,045
Sonia Villalobos	30,316
Eduardo Novoa Castellón	73,070
Giles Agutter	16,546
Patrick Horn	50,460
Georges de Bourguignon Arndt (2)	20,921
Total	413,219

(1)	Includes fees paid to members of the board of directors’ committee, as described below.

Former board member, leaving the board on April 25, 2019. The above-mentioned board members were elected to the LATAM board of directors on April 25, 2019.

As required by Chilean law, LATAM Airlines Group makes obligatory contributions to the privatized pension fund system on behalf of its senior managers and executives, but it does not maintain any separate program to provide pension, retirement or similar benefits to these or any other employees.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in April 2021. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporation Law, LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person board of directors’ Committee, which, among other duties, is responsible for:

●	examining the reports of LATAM Airlines Group’s external auditors, the balance sheets and other financial statements submitted by LATAM Airlines Group’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

●	evaluating and proposing external auditors and rating agencies;

●	reviewing internal control reports pertaining to related-party transactions;

●	examining and reporting on all related-party transactions; and

●	reviewing the pay scale of LATAM Airlines Group’s senior management.

Under Chilean Corporation Law we are required, to the extent possible, to appoint a majority of independent board members to the board of directors Committee. A board member is considered independent when he or she can be elected regardless of the voting of the controlling shareholders. See “Item 16. Reserved—G. Corporate Governance.”

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

As of December 31, 2019, all of the members of our board of directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2019, the committee members were Mr. Eduardo Novoa Castellón, Mr. Nicolás Eblen Hirmas and Mr. Patrick Horn García. We pay each member of the committee 80 UFs per monthly assistance to meetings.

Other LATAM Board Committees

LATAM’s board of directors also has established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management.

On June, 2014 LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company.

Corporate Governance Practices

On December, 2019, LATAM Airlines Group filed the Company’s Corporate Practices Report prepared according to General Rule N° 385, previously N°341, of the Chilean Financial Market Commission (“CMF”) issued June 8, 2015. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

●	how the Board works;

●	the relationship between the company, shareholders and the public in general;

●	how senior officers are replaced and compensated; and

●	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

Employees ending the period	As of December 31,
	2019(1)	2018	2017
Administrative	6,966	6,380	6,922
Sales	2,505	3,106	3,332
Maintenance	4,911	4,928	4,742
Operations	13,538	13,391	15,126
Cabin crew	9,511	9,196	9,016
Cockpit crew	4,298	4,169	3,957
Total	41,729	41,170	43,095

(1)	As December 31, 2019, approximately 52% of our employees worked in Brazil, 25% in Chile, 10% in Peru, 5% in Argentina, 4% in Colombia, 2% in Ecuador and 2% in the rest of the world.

Our salary structure is comprised of: (a) fixed payments (base salary and other fixed payments such as legal gratifications, local bonus, company seniority and others, depending on each country’s law and market practice); (b) short term incentives (associated with corporate, area and individual performance), applicable to our ground staff; (c) long term incentives (applicable to our senior executives (Senior Directors and above).

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

2.	LP2 compensation plans (2019-2020)

The company implemented a long-term retention plan for executives effective between October 2019 and March 2020 that expires in March 2020, which consists of an extraordinary bonus based on the the value of the shares of LATAM. To date no payments have been made under this plan.

3.	LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives effective between October 2020 and March 2023 tha expires in March 2023, which consists of a extraordinary bonus that may be paid anually or subject to accrual and is based on target prices of the shares of LATAM.

4.	Subsidiary’s compensation plans

a.	As consequence of the resignation of the executives of Multiplus, the option plans granted in respect of Multiplus S.A. were canceled (as of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.).

b.	As of December 31, 2019, payment contracts based on restricted shares signed with the executives of Multiplus were canceled.

For more information, please see Note 34 to our consolidated financial statements.

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

Chile

During the year 2019, ten collective bargaining processes were carried out, all of them anticipated or not regulated, which implies that the union renounces the possibility of a strike as a means of exerting legal pressure in the negotiations. All the collective bargaining agreements that were entered into have a duration of three years, which is the maximum legal term allowed and, allows job stability for that time.

In parallel, during 2019s two new unions were formed: Labor Union of Workers of Easter Island, and Workers Union of LATAM Travel, forming a total of 20 unions in Chile.

Ecuador

In 2011 a union previously exclusive to cabin crew employees was integrated into the general employee’s union. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than half of our employees eligible for membership are members of this union.

Additionally, three employee associations were formed in 2012, including pilots, other general employees but composed mostly of maintenance employees and other composed mostly by employees of airport administration. In July 2019, the Company renewed the voluntary agreement with the pilot’s association, valid until July 2023.

Argentina

In September 2019, we began salary negotiations with unions with respect to adjustment for inflation and reached an agreement on January 17, 2020.

LATAM CARGO international operations based in EZEIZA Airport were outsourced during last September despite a labor union disagreement.

In September 2019, we implemented an Aircraft Interchange Agreement as a new operational model. This new operation process was supported by most of the pilots despite APLA (Asociación de Pilotos de Líneas Aéreas), disagreement. As a result of this action, a new trade union was created (UPAL - Unión de Pilotos Aviadores de LATAM).

In 2020 we will continue working on different initiatives based on productivity and efficiency, avoiding conflicts or strikes, focusing on transforming LATAM Airlines Argentina into a more efficient company.

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

In 2019, LATAM Airlines Peru concluded negotiations with the cabin crew union and one of our aeronautical technicians' unions. Collective bargaining with the cabin crew union concluded through arbitration and with the aeronautical technician union in direct agreement.

During 2019, negotiation continued with the flight dispatchers’ union (negotiation began in September 2018). These negotiations are expected to conclude with a collective bargaining agreement in the first half of 2020.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven unions in Brazil— one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2019, LATAM Airlines Brazil renegotiated collective bargaining agreements with all the unions, which included a wage increase of 3.37%, in line with the inflation rate of the last 12 months.

E. Share Ownership

As of December 31, 2019, the members of our board of directors and our executive officers as a group owned 30.3% of our shares. See “Item 7. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mr. Ignacio Cueto (Chairman of the Board of LATAM), Mr. Enrique Cueto (the CEO LATAM) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of February 29, 2020 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 21.46% of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with our combination with TAM, members of the Cueto Group entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

Following the combination with TAM, the Amaro Group became a major shareholder of LATAM Airlines Group. Please see Item 4. Information on the Company – History and Development of the Company. As of February 29, 2020, the Amaro Group owned 1.98%(2) of LATAM Airlines Group’s common shares. The terms of the shareholders’ agreement among the Amaro Group, LATAM and the Cueto Group require the Cueto Group and the Amaro Group to vote to elect individuals nominated to our board of directors in accordance with the direct and indirect shareholder interests in LATAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group and the Amaro Group, four other groups or entities are major shareholders of LATAM. As of February 29, 2020, the Eblen Group, which includes our director Nicolás Eblen, owned 4.56% of our common shares; the Bethia Group, which includes our vice-president of the board of directors, Carlos Heller, owned 4.23% of our common shares; Qatar Airways Investments (UK) Ltd., whose nominee, Giles Agutter, is one of our directors, owned 10.00%(4) of our common shares and Delta Air Lines owned 20.00% of our common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of February 29, 2020, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of February 29, 2020)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group(1)	130,165,390	21.46%
Costa Verde Aeronautica S.A(2) (3)	67,878,651	11.19%
Costa Verde Aeronautica Tres SpA	27,148,493	4.48%
Inversiones Nueva Costa Verde Aeronautica Ltda.	18,133,406	2.99%
Costa Verde Aeronautica SpA	9,228,949	1.52%
Others	7,775,891	1.28%

Delta Air Lines	121,281,538	20.00%
Delta Air Lines, Inc.	121,281,538	20.00%

Qatar Airways(4)	60,640,768	10.00%
Qatar Airways Investments (UK) Ltda.	60,640,768	10.00%

Amaro Group (2)(3)	12,009,257	1.98%
TEP Chile S.A.	12,009,257	1.98%

Eblen Group	27,644,702	4.56%
Inversiones Andes SpA.	13,187,037	2.17%
Inversiones Andes II SpA	6,152,633	1.01%
Inversiones PIA SpA.	4,155,953	0.69%
Comercial las Vertientes SpA	4,149,079	0.68%

Bethia Group	25,662,136	4.23%
Axxion S.A.	14,207,454	2.34%
Inversiones HS SpA.	11,454,682	1.89%

All other minority shareholders	229,003,902	37.76%

Total	606,407,693	100.00%

(1)	The ownership figures for the Cueto Group in this table exclude shares held directly by TEP Chile S.A. which are subject to the shareholders’ agreements described below.

(2)	Members of the Amaro Group also hold a 21.88% economic interest in Costa Verde Aeronáutica S.A.

(3)	The ownership figures for the Amaro Group in this table exclude shares held by the Cueto Group which are subject to the shareholders’ agreements described below.

(4)	Qatar owns 9.999999918% of total issued shares of LATAM.

As of February 29, 2020, 3.32% of our capital stock was held in the form of ADSs. Chilean pension funds held 17.32% of our capital stock and other minority investors held 17.12% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 29, 2020, we had 1,315 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

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

Composition of the LATAM Airlines Group Board

Since April 2017, there are no restrictions in the control group shareholders’ agreement nor in the LATAM Airlines Group-TEP shareholders’ agreement regarding the composition of LATAM Airlines Group’s board of directors. Therefore, once elected in accordance with Chilean regulation, members of the LATAM Airlines Group’s board of directors have the right to appoint any member as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Accordingly, on May, 2017 and on May 14, 2019, Mr. Ignacio Cueto Plaza was elgected as President of the Board.

On August 2018, Mr. Antonio Pizarro resigned from the LATAM Airline’s Group’s board of directors, and as his replacement, the board of directors appointed Mrs. Sonia Villalobos, who was elected by the shareholders on the Ordinary Meeting of April, 25th 2019

Management of the LATAM Airlines Group

On September 10, 2019, LATAM announced that Enrique Cueto Plaza, Chief Executive Officer of LATAM (“CEO LATAM”) since June 2012, will leave this position as of March 31, 2020, being replaced as of such date by Mr. Roberto Alvo, current Chief Commercial Officer of LATAM. The CEO LATAM is the highest ranked officer of LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group and certain other responsibilities set forth in the LATAM Airlines Group-TEP shareholders’ agreement. After any departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

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

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

●	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

●	to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect, with respect to actions affecting the cash flow statement;

●	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;

●	to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

●	to approve any investment in assets not related to the corporate purpose of any TAM company, except to the extent expressly contemplated in the approved plans;

●	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

●	to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

●	to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

●	to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

●	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

●	to approve any financial statements, amendments, or any accounting, dividend or tax policy of the relevant company;

●	to approve the grant of any security interest or guarantee to secure obligations of third parties;

●	to appoint executives other than the Holdco I CEO or the TAM Director or to re-elect the then current TAM CEO or TAM CFO; and

●	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

●	to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company and (ix) dividends and other distributions;

●	to approve the dissolution, liquidation, or winding up of a relevant company;

●	to approve the transformation, merger, spin-up or any kind of corporate re-organization of a relevant company;

●	to pay or distribute dividends or any other kind of distribution to the shareholders;

●	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

●	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

●	to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control;

●	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

●	to approve the execution, amendment, termination or ratification of acts or agreement with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The LATAM Controlling Shareholders and TEP Chile have agreed in the control group shareholder’s agreement to vote their respective LATAM Airlines Group common shares as follows:

●	the parties agree to vote their LATAM Airlines Group common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM Airlines Group board of directors;

●	the parties agree to consult with one another and use their good faith efforts to reach an agreement on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM board of directors or the LATAM shareholders, and if unable to reach such agreement, to follow the proposal made by our board of directors;

●	the parties agree to maintain the size of the LATAM Airlines Group board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM Airlines Group board of directors at a majority of the total number of directors of the LATAM Airlines Group board of directors; and

●	if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement, then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the LATAM Controlling Shareholders, which we refer to as a “directed vote.”

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

B. Related Party Transactions

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our controlling shareholders. In the ordinary course of our business we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 33 to our audited consolidated financial statements for the fiscal year ended December 31, 2019.

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

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-142.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of our business. The following is a description of all the material legal and arbitration proceedings.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and Conselho Administrativo de Defesa Econômica (“CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation. On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$9.4 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice. On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. On December 2017 LAN Cargo and LATAM presented their arguments for this annulment and on July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union. LATAM is waiting for the outcome and expects a further reduction of the fine included in the decision by the general court of the European Union.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). In the particular case of Great Britain there was a mediation process, at the end of the year 2018, with the participation of all airlines involved to try to reach an agreement. LATAM Airlines Group S.A., reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This mediation process concluded the claim for all class actions except one, for which a settlement was negotiated during the year 2009, and which settled in December 2019 for the amount of approximately GBP 222,469.63. The payment was made during the month of January 2020. This concluded the claim for all class-actions in Great Britain.

On September 3, 2013, CADE published its decision to impose a fine of US$51.0 million against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.0 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$ 9,823,135 (based on an exchange rate of US$ 1 = R$ 3.3080). CADE also reduced the fines against ABSA’s Director and employees to US$ 247,896 and US$ 123,040, respectively (also based on an exchange rate of US$ 1 = R$ 3.3080). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The court’s decision was published in March 12, 2019. On March 13, we filed a motion seeking clarification of the federal court’s decision.

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

The settlement with the SEC included the issuance by the SEC of a cease-and-desist order, which is an administrative order closing the investigation whereby LATAM has accepted certain obligations and statements of fact. The order also refers to the obligations related to the monitorship agreed under the DPA with the DOJ. LATAM paid a fine of US$6.74 million and interest of US$2.69 million to the SEC. On May 15, 2019, the external consultant certified that the anti-corruption compliance program of LATAM Airlines Group S.A. LATAM’s anti-corruption program was reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws. On July 23, 2019, the DOJ approved the certification made by the consultant on May 15, 2019 regarding the anticorruption compliance program of LATAM Airlines Group S.A. On January 31, 2020, the Florida Court approved the motion of the DOJ regarding the withdrawal of the criminal action against LATAM Airlines Group SA, in response to compliance with all the conditions of the DPA by LATAM, closing the process before the DOJ.

On September 27, 2019 a lawsuit was filed against LATAM Airlines Group S.A. in the U.S. District Court for the Southern District of Florida under the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. Section 6021 et seq., (the "Helms-Burton Act"). Plaintiff Jose Ramon Lopez Regueiro alleged in the complaint that he holds an interest in the Jose Marti Airport which was confiscated by the Cuban government in 1959, and that LATAM Airlines Group S.A. unlawfully "trafficked" in the said property. The plaintiff seeks all available statutory remedies, including the award of damages for the alleged trafficking in the expropriated property, plus reasonable attorney's fees and costs incurred, treble damages, post-judgment interest, and any other relief deemed appropriate by the court. LATAM is in the process of defending the claim, having filed motion to dismiss followed by a motion to stay discovery pending a ruling on the motion to dismiss. The matter is still in preliminary stages, and very little precedent has yet to be established to predict the final outcome of litigation should the matter proceed to trial and/or to determine the amount of reserve, if any.

Legal proceedings involving TAM

TAM Linhas Aéreas is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft, in addition to 22 actions filed by residents of the region where the accident occurred, who claimed pain and suffering, and a class action related to this accident. All suits have now been concluded except one suit brought by the association of residents of a local street in respect of which TAM has been found liable by the 2nd Instance Court for damages to be assessed, subject to an appeal to the Superior Court. Most residents of the relevant street appear to have already been compensated through individual claims, which have been satisfied and thus should not be entitled to further compensation. No steps have been taken by any residents to try to obtain further compensation through the decision in favor of the residents association. Any further damages resulting from the aforementioned legal claim are covered by the civil liability guarantee provided for in TAM’s insurance policy with Itaú Unibanco Seguros S.A. (now Chubb Seguros). The cap of US$400 million in that insurance policy is sufficient to cover any further potential penalties and judicial or extrajudicial agreements arising as a result of this matter

In relation to the Airbus A320 aircraft (PR-MBK) accident of TAM Linhas Aéreas (TAM) at CGH on July 17, 2007, settlements were concluded directly between the insurers/reinsurers and the victims’ families, third parties and ex-employees. Almost all claims and suits have now been concluded and there is ongoing litigation against TAM relating to only one fatal victim and one third party land owner. The administrative action regarding the extent of the primary insurance coverage payable regarding victims on board the aircraft remains on appeal by TAM and the other defendants to the Superior Court in Brasília. No steps have been taken by any party to attempt preliminary execution of the 2nd Instance decision and there should be good arguments to defend any such action based on the releases signed by all claimants upon receiving final compensation. The insurance coverage with Itaú Unibanco Seguros S.A. (now Chubb Seguros) is adequate to cover any further liabilities arising and LATAM Airlines Brazil will not incur any expenses that were not contemplated by the scope of the insurance policy.

On January 31, 2018, Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) filed an arbitration claim with the International Centre for Dispute Resolution against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”) seeking a decision on the validity of a shared-defense agreement that had been discussed but never finalized or executed by the parties. The plaintiffs allege that the parties exchanged enough correspondence and drafts to reflect the terms of a contract. Based on this alleged contract, they are demanding that TAM reimburse Airbus a sum of approximately US$9,200 for settlement costs and US$3,000 for legal fees, in addition to interest and any other amount decided by the Arbitrator On October 8, 2018, the plaintiffs filed a formal complaint that contained declarations by their supporting experts. On November 7, 2018, the Arbitrator issued a procedural ruling dividing the jurisdiction phase from the grounds-for-arbitration phase, thus expressing his agreement with the arguments by TSA and TLA as well as AIG. Upon request of the parties, the Arbitrator postponed the respondents' deadline of December 14, 2018 to submit their briefs contesting jurisdiction, while the parties held settlement negotiations. Finally, in December 2018, the parties agreed to hold a meeting to discuss a potential settlement that resulted in an agreement whereby Allianz Corporate & Speciality SE payed AIG US$95 million toward the loss already settled by AIG for the accident. In exchange, all lawsuits and arbitration claims were withdrawn at no additional cost to LATAM. The arbitration has concluded.

Tax related

TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). Regarding the period between 2004 and 2012, the INSS issued a tax assessment notice charging amounts as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The company made deposits with the Court of total amounts required to guarantee the debts potentially owed. The administrative proceedings have been suspended until the conclusion of the judicial claim. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, losing in this proceeding is probable. Assuming payment of this tax is required by law, we have established a provision in the amount of US$87,4 million (R$ 352.220.015,07) related to the TAM’s part as of December 31, 2019. TAM Linhas Aereas is a plaintiff in judicial claim against the Brazilian government from 1993 seeking indemnity for damages suffered because of the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The estimated value of the action on December 31, 2019 is US$197.3 million (R$795million). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is probable once the second judicial level court issued decision denying the claim. The Company filed a motion for clarification on the basis of omitted points in the judgment, which is pending in the Court. We have not recognized these credits in our financial statements and will only do so if and when the aforementioned decision is rendered final by the Court.

TAM Linhas Aereas filed an ordinary claim, with a request for early judgment, to discuss the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. A decision by the superior court is pending. The amount of potential recovery is indeterminate at this time.

In addition, one administrative proceeding had been filed against TAM Linhas Aéreas concerning the alleged failure to pay an Industrialized Products Tax (“IPI”) and Import Tax (“II”) due on imported aircraft. In response, we filed the appropriate challenges on the basis that no federal tax should be payable on the imported aircraft because it is a leased aircraft. The total amount involved in this administrative proceeding is US$2.33 million as of December 31, 2017. The administrative proceeding awaits a decision. In the opinion of our legal advisors, losing in this proceeding is possible.

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), and a fine of 150% and interest was imposed on TAM. In summary, the Brazilian IRS intends to levy IRPJ and CSLL on the alleged capital gain earned by TAM S/A, as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2019 the updated amount of the assessment and fees discussed was approximately US$132.2 million (R$ 533 million). The Administrative Court issued a second level decision canceling the tax assessment. This decision can still be challenged by the Brazilian IRS before the third level – Administrative Superior Court

A tax assessment was issued by the São Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015. On December 31, 2019 the updated amount of the assessment discussed was approximately US$95 million (R$ 383 million). The Company believes that a favorable outcome is probable. A first level decision was issued favorable to the company, but remains subject to appeal by the counterparty.

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of US$65.76 million (R$244.65 million) as of December 31, 2019. The Administrative Court issued decisions canceling the total penalty and the major part of the amounts owed. The remaining amount is still under determination by the Brazilian IRS.

Federal Revenue Service issued a tax assessment notice against TLA in the amount of US$121 million (R$485 million) as of December 31, 2019, due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (GILRAT - former "SAT"), in the term from November 2013 until December 2017. TLA has presented their defense to the Administrative Court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending the judgment on the appeal filed before second level Court (CARF). In the opinion of our legal advisors, losing in this proceeding is probable. It is important to highlight that the Company recently won a similar case where the Brazilian IRS was seeking the same contribution related the years 2011-2012. This assessment was canceled by the Administrative Court.

On December 12, 2019 Brazilian IRS issued a Tax Assessment of PIS COFINS credits related to 2014 on the amount of US$ 42 million (R$170million). The company will file defense in the same ground of the case reported above.

It is important to highlight that TAM Linhas Aereas has other relevant legal cases involving tax issues.

In addition, there are a few claims made to, and/or legal proceedings filed against the Company, though those are not expected to have a material impact on the Group’s financial situation or profitability. While it is not feasible to predict the outcome of the pending claims, proceedings, and investigations described with certainty, management is of the opinion that their ultimate disposition should not have a material adverse effect on the Company’s financial position, cash flows, or results of operations.

For additional Legal Proceedings relating to the ordinary course of our business, please see Note 31 – Contingencies – to our audited consolidated financial statements.

Dividend Policy

In accordance with the Chilean Corporation Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS subject to the terms of Oficio Circular No. 856 issued on October 17, 2014 by the Chilean Financial Market Commission. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, unless the shares have not been fully paid by the shareholder after being subscribed.

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

As of December 31, 2019, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

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

General

Shareholders’ rights in a Chilean corporation are generally governed by the company’s by-laws and the Chilean Corporation Law. Article 22 of the Chilean Corporation Act states that the purchaser of shares of a corporation implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporation Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Act provides that the provisions of the Chilean Corporation Act take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporation Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, it is forbidden for certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Act sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Act defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Securities Market Law indicates which corporation’s shares must be registered with the Securities Registry:

●	one with 500 or more shareholders;

●	one in which 100 or more shareholders own at least 10% of the subscribed capital (excluding any direct or indirect individual holdings exceeding 10%); and

●	one in which the shareholders agreed voluntarily to be registered.

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

Ownership Restrictions

Under Articles 12 and 20 of the Securities Market Law and General Rule 269 issued by the SVS in 2009, certain information regarding transactions in shares of publicly held corporations must be reported to the CMF and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of LATAM Airlines Group, or that reach or exceed such percentage through an acquisition, are required to report to the CMF and the Chilean stock exchanges, the day following the event:

●	any acquisition or sale of shares; and

●	any acquisition or sale of contracts or securities the price or performance of which depends on the price variation of the LATAM Airlines Group’s shares.

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

Title XXV of the Securities Market Law on tender offers and CMF regulations provide that the following transactions shall be carried out through a tender offer:

●	an offer which allows the taking control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

●	an offer for all the outstanding shares of a publicly traded company upon acquiring two-thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock-exchange-business-day period between the 30th and the 90th stock-exchange-business-days immediately preceding the acquisition); and

●	an offer for a controlling percentage of the shares of a publicly traded company if the acquirer intends to take control of the company (whether publicly traded or privately held) controlling such publicly traded company, to the extent that the latter represents 75.0% or more of the consolidated net assets of the former.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for subscription and payment. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of December 31, 2019, the Company's statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016. Chilean law recognizes the right of corporations to issue shares of common and preferred stock. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.

Preemptive Rights and Increases in Share Capital

The Chilean Corporation Law requires Chilean companies to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that company issues new shares for cash, except for up to 10% of the subscribed shares arising from the capital increase which may be designated to employee compensation pursuant to article 24 of the Corporation Act. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

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

The following matters can only be considered at an extraordinary shareholders’ meeting:

●	our dissolution;

●	a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;

●	the issuance of bonds or debentures convertible into shares;

●	the conveyance of 50% or more of our assets (whether or not it includes our liabilities);

●	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

●	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

●	the conveyance of shares of a subsidiary which entails the transfer of control;

●	granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and

●	other matters that require shareholder approval according to Chilean law or the by-laws.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporation Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●	a change in our corporate form, division or merger with another entity;

●	amendment to our term of existence, if any;

●	our early dissolution;

●	change in our corporate domicile;

●	decrease of our capital stock;

●	approval of contributions and the assessment thereof whenever consisting of assets other than money;

●	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

●	decrease in the number of members of the board of directors;

●	the conveyance of 50% or more of our assets (whether or not it includes our liabilities);

●	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

●	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

●	the conveyance of shares of a subsidiary which entails the transfer of control;

●	the form that dividends are paid in;

●	granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

●	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

●	all other matters provided for in the by-laws;

●	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first 13 items listed above;

●	the institution of the right of the controlling shareholder who has purchased at least 95% of the shares to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Corporation Law; and

●	the approval or ratification of transactions with related parties, as per article 147 of the Corporation Law (described above).

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

The price to be paid to a dissenting shareholder of a publicly held corporation is the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the shareholder meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the CMF determines that the shares are not shares actively traded on a stock exchange (acciones de transacción bursátil), the price to be paid to the dissenting shareholder is the book value of the shares. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

●	the transformation of the company;

●	the merger of the company with or into another company;

●	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

●	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

●	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

●	the conveyance of shares of a subsidiary which entails the transfer of control, if the subsidiary represents at least 20% of our assets;

●	the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

●	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

●	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

●	resolutions of the shareholders’ meeting approving the decision to make private a publicly held corporation in case the requirements set forth in “—General” cease to be met;

●	if a publicly-traded company ceases to be obligated to register its shares in the Securities Registry of the CMF, and an extraordinary shareholders’ meeting agrees to de-register the shares and finalize its disclosure obligations mandated by the Corporation Law;

●	if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and

●	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

In addition, shareholders of publicly held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within 30 days after acquisition.

Under article 69 bis of the Chilean Corporation Act, the right to withdraw also is granted to shareholders (other than pension funds that administer private pension plans under the national pension law), under certain terms and conditions, if a company were to become controlled by the Chilean government, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from first class because of certain actions specified in Article 69 bis undertaken by the company or the Chilean government that affect negatively and substantially the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the company within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69 bis, the price paid to the dissenting shareholder shall be the weighted average of the sales price for the shares as reported on the stock exchanges on which the company’s shares are quoted for the six-month period preceding the publication of the new rating by two independent rating agencies. If, as previously described, the CMF determines that the shares are not actively traded on a stock exchange, the price shall be the book value calculated as described above.

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

The circumstance indicated above regarding ownership in excess of 95% by the controlling shareholder creates not only a withdrawal right for the remaining minority shareholders, but as of January 1, 2010, it also creates a “squeeze out” right by the controlling shareholder with respect to those same shareholders (granting a call option by means of which the controlling shareholder may buy-out the existing ownership participations pursuant to the provisions of article 71 bis of the Corporation Act).

Registration and Transfers

The Depósito Central de Valores (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. Material Contracts

Table of Material Contracts for the Purchase of Aircrafts

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Boeing 767-300 Fleet
Purchase Agreement No. 2126 with the Boeing Company	January 30, 1998	⮚ Boeing 767-300 passenger aircrafts (2)	US$200,000,000
Supplemental Agreement No. 16 to Purchase Agreement No. 2126	November 11, 2004	⮚ Boeing 767-300 passenger aircrafts (3) ⮚ Boeing 767-300 freighter aircraft (1)	US$140,000,000
Supplemental Agreement No. 20 to Purchase Agreement No. 2126	April 28, 2005	⮚ Boeing 767-300 passenger aircraft (1) ⮚ Boeing 767-300 freighter aircrafts (2)	US$300,000,000
Supplemental Agreement No. 21 to Purchase Agreement No. 2126	July 20, 2005	⮚ Boeing 767-300 passenger aircrafts (3)	US$410,000,000
Supplemental Agreement No. 22 to Purchase Agreement No. 2126	March 31, 2006	⮚ Boeing 767-300 (3) ⮚ Converted two (2) Boeing 767-300 freighter aircrafts to two (2) Boeing 767-300 passenger aircrafts	US$430,000,000
Supplemental Agreement No. 23 to Purchase Agreement No. 2126	December 14, 2006	⮚ Boeing 767-300 passenger aircrafts (3)	US$460,000,000
Supplemental Agreement No. 24 to Purchase Agreement No. 2126	November 10, 2008	⮚ Boeing 767-300 passenger aircrafts (4) ⮚ Two (2) aircrafts delivered in 2011, and two (2) aircrafts delivered in 2012 ⮚ Two purchase rights for Boeing 767-300 aircraft	US$636,000,000
Supplemental Agreement No. 28 to the Purchase Agreement No. 2126	March 22, 2010	⮚ Accelerate the delivery of ten 787-8 aircraft, substitute four aircraft from 787-9 to 787-8 and substitute three 767-316ER to 767-316F freighter aircraft

Supplemental Agreement No. 29 to the Purchase Agreement No. 2126	November 10, 2010	⮚ Accelerate the delivery of three Aircraft and substitute those three aircraft from 767-316F to 767-316ER.
Supplemental Agreement No. 30 to Purchase Agreement No. 2126	February 15, 2011	⮚ Boeing 767-300 passenger aircrafts (3) ⮚ Delivery was scheduled to take place in 2012	US$510,000,000
Supplemental Agreement No. 31 to Purchase Agreement No. 2126	May 10, 2011	⮚ Boeing 767-300 passenger aircrafts (5) ⮚ Four purchase rights for Boeing 767-300 passenger aircraft ⮚ Delivery was scheduled to take place in 2012	US$780,000,000
Supplemental Agreement No. 32 to Purchase Agreement No. 2126	December 22, 2011	⮚ Exercise two purchase options for Boeing 767-300 aircrafts (2) ⮚ Delivery was scheduled to take place in 2012 ⮚ Remaining purchase options deleted	US$340,000,000
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircrafts (18) ⮚ Boeing 787-9 aircrafts (8) ⮚ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018	US$3,200,000,000
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013

⮚     Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.

Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.

Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	Deferral of PDPs.
Boeing 777 Freighter Fleet
Purchase Agreement No. 3194 with the Boeing Company	July 3, 2007	⮚ Boeing 777 freighter aircrafts (2) ⮚ Delivery was scheduled to take place in 2011 and 2012	US$545,000,000
Letter Agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194	March 22, 2010	⮚ Transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.
Supplemental Agreement No. 2 to Purchase Agreement No. 3194	November 2, 2010	⮚ Exercise purchase option for Boeing 777 freighter aircraft (1)	US$280,000,000
Supplemental Agreement No. 4 to the Purchase Agreement No. 3194	August 9, 2012	⮚ Reflect the configuration of the aircraft covered under such Purchase Agreement.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family aircrafts (5)	US$230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007

⮚     Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.

⮚     According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚ Airbus A320-Family aircrafts (30)	US$2,000,000,000

Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚ Airbus A320-Family aircrafts (50)	US$2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012

⮚     Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.

Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚ Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚ Covering the substitution of certain Aircraft.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family aircraft (20) ⮚ Delivery scheduled to take place in 2017 and 2018	US$1,700,000,000
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.

Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family aircrafts (31) ⮚ Airbus A330-200 aircrafts (6) ⮚ Delivery was scheduled to take place between 2007 and 2010	US$3,300,000,000
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family aircrafts (20) ⮚ Airbus A330-200 aircrafts (4) ⮚ Delivery was scheduled to take place between 2007 and 2014	US$2,140,000,000
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family aircrafts (20) ⮚ Delivery was scheduled to take place between 2014 and 2015	US$1,450,000,000
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family aircrafts (10) ⮚ Airbus A320 NEO Family aircrafts (22) ⮚ Delivery scheduled to take place between 2016 and 2018 ⮚ Ten option rights for Airbus A320 NEO Family aircraft	US$1,730,000,000
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013

⮚     Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.

Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Reschedule of the delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft. ⮚ Cancel the delivery of one A321 Aircraft.

TAM Material Contracts – A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircrafts (22) ⮚ Ten option rights for Airbus A350 aircraft	US$6,480,000,000
Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.
Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft. ⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft
TAM Material Contracts – Boeing 777 Purchase Agreement
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircrafts (4)	US$1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft

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

PW1100G-JM Engine Maintenance Agreement

In February 2014, we entered into an engine support and maintenance agreement with United Technologies International Corporation, Pratt & Whitney Division (“PW”) for the sale, support and maintenance by PW of PW1100G-JM engines to power 42 A320NEO family aircraft and nine spare engines. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for LATAM.

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

PAAL Gemini Company Limited – PAAL Aquila Company Limited

During 2016, we entered into lease agreements with PAAL Gemini Company Limited and PAAL Aquila Company Limited, for the sale and lease back of four Airbus A321 received in our fleet in 2016. The term of each of the leases is 10 years and the estimated market value (at list prices) of these aircraft is US$200 million.

Jackson Square

During 2016, we entered into lease agreements with JSA Aircraft 7126, LLC, JSA Aircraft 7128, LLC, JSA Aircraft 7239, LLC and JSA Aircraft 7298, LLC, for the sale and lease back of three Airbus A321 and one Airbus A320 Neo received in our fleet in 2016. The term of each of the leases is 10 years and the estimated market value (at list prices) of these aircraft is US$200 million.

Avolon Aerospace

On May 10, 2017, we entered into a Framework Agreement with Avolon Aerospace for the assignment of two A350-900 aircraft. The estimated market value of these aircraft is US$ 246,000,000.

On September 8, 2017, we entered into a Lease Agreement with Avolon Aerospace for the Sale and Leaseback of five A320 neo aircraft. The estimated market value of these aircraft is US$ 241,000,000. The average term of the leases is 144 months.

On January 16, 2018, we entered into a Lease Agreement with Avolon Aerospace of two A321-200 aircraft. The estimated market value of these aircraft is US$ 88,600,000. The average term of the lease is 124 months.

Aircastle

On January 11, 2019, we entered into lease agreements with Aircastle for the lease of 10 A320 aircraft. The lease agreements are for a duration of approximately seven to eight years.

Vermillion

On September 2019, we entered into lease agreements with Vermillion for the lease of 4 A320 aircraft. The lease agreements are for a duration of approximately seven and eight years.

SABRE Contract

On May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant LATAM access and use of certain reservation systems. This agreement will be effective for an initial period of 10 years.

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

Raizen

In January 2013, we entered into an Aviation Fuel Supply Agreement with Raizen Combustiveis S.A. and a local agreement for services in Brazil. On December 28, 2015, we entered into a First Amendment to the agreement to extend its term and modify some commercial conditions for the services in Brazil. On November 19th 2018, we entered into a Second Amendment to the agreement to establish new commercial conditions, effective from January 2019 and valid for 3 years.

Petrobras

In April 2019, we entered into an Aviation Fuel Supply Agreement with Petrobras Distribuidora S.A. and a local agreement for services in Brazil. This Agreements will be effective until December 31, 2021.

In addition, we entered into an Aviation Fuel Supply Agreement with Esmax Distribuidora S.A (Ex Petrobras Chile) and a local agreement for services in Chile, in January 2019. These Agreements will be effective until December 31st 2021.

Air BP-Copec

In July 2018, we entered into an Aviation Fuel Supply Agreement with Air BP Copec S.A. for services in Chile. These Agreements will be effective until December 31st 2021.

Pure Biofuels

In November 2014, we entered into a General Terms and Conditions of a Contract Confirmation with Pure Biofuels del Peru S.A.C. for fuel supply services in Peru. Later, in 2016 and 2017, the agreement was modified by a first and second amendment.

On January 1st 2018, we entered into a Third Amendment to the agreement to establish new commercial conditions, effective from January 2018 and valid until November 11, 2020.

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

On April 16, 2001, the Central Bank of Chile agreed that, effective April 19, 2001:

●	prior foreign exchange restrictions would be eliminated; and

●	a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied.

The main objective of these amendments, as declared by the Central Bank of Chile, is to facilitate movement of capital in and out of Chile and to encourage foreign investment.

In connection with the change in policy, the Central Bank of Chile eliminated the following restrictions:

●	a reserve requirement with the Central Bank of Chile for a period of one year (this mandatory reserve was imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company; the reserve requirement was gradually decreased from 30% of the proposed investment to 0%);

●	the requirement of prior approval by the Central Bank of Chile for certain operations;

●	mandatory return of foreign currency to Chile; and

●	mandatory conversion of foreign currency into Chilean pesos.

Under the new regulations, only the following limitations apply to these operations:

●	the Central Bank of Chile must be provided with information related to certain operations; and

●	certain operations must be conducted with the Formal Exchange Market.

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

Investment in Our Shares and ADRs after the business combination with TAM

As a result of the combination with TAM, investments made in shares of our common stock are subject to the following requirements:

●	any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

●	any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR program who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;

●	in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;

●	all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;

●	all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and

●	all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile by the intervening entity of the Formal Exchange Market.

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

If the depositary does not receive voting instructions from a holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by our board of directors to vote the number of deposited securities represented by such holder’s ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

•	The depositary will only vote or attempt to vote as such holder instructs or as described above.

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

E. Taxation

Chilean Tax

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person remains in Chile, whether continuously or not, for a period or periods exceeding a total of 183 days, within any twelve-month period. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Law No. 20,780, enacted on September 29, 2014, in conjunction with Law No. 20,899, enacted on February 8, 2016 (both, the “Tax Reform Act”) introduced a comprehensive modification to the Chilean income tax system. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), and introduced two new alternative general income tax regimes for Chilean taxpayers (Fully Integrated Regime and Partially Integrated Regime), among others. Both regimes apply as from January 1, 2017. The mandatory regime for entities organized as stock corporations like Latam Airlines Group S.A. is the Partially Integrated System and the Corporate Income Tax rate for companies under this regime is 27% from 2018 onward.

In addition, on February 24, 2020 a new tax reform law was enacted which in general will be in force as of March 1, 2020 with some provisions entering into force at different dates. The main new rules are: (i) repealing both the Fully and the Partially Integrated Regimes. A new tax regime is established for small and medium enterprises (SMEs) whose sales do not exceed app US$2.55 million annually (the threshold might consider related party income) with a 25% rate Corporate Tax, and 100% of credit against final taxes (please note that amounts expressed in USD may be subject to change due to exchange rate fluctuations). The Partially Integrated regime would remain for companies exceeding such threshold; (ii) incorporating a surcharge of the current real estate tax applicable on the aggregate value of a taxpayer’s real estate higher than US$600,000 app; (iii) limiting and eventually impeding Chilean holding companies in a tax loss position from claiming a refund of the corporate taxes paid by local subsidiaries remitting dividends. Full implementation would occur in 2024; (iv) increasing the higher marginal personal income tax rate for Chilean domiciled individuals up to a 40% from the current 35%; and (v) modifying some requirements from the capital gain tax exemption in the sale of shares with high stock market presence, amongst other. We do not expect any material adverse effect on our business from this new tax reform law.

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

Under a transitory provision in force until December 31, 2021, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2019, although such treaty is not yet in force. The tax reform modifies this provision in terms of allowing the full First Category Tax credit until December 31, 2026 for treaties signed before January 1, 2020.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non Treaty Country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100) .	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.27)
Net dividend received	19.5	16.64
Effective dividend withholding rate	11%	24%

(*)	30% of net distributable income.
(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

The effective rate of Withholding Tax to be imposed on dividends we pay will depend on the First Category Tax rate applicable in the year of distribution and on the balance of First Category Income Tax credits accumulated by the company. The First Category Tax rate will be 27% for 2018 and following years. The First Category Tax credits generated as of 2017, will be allocated first. Once the balance of First Category Tax credits generated as of 2017 are exhausted, the First Category Tax credits accumulated until December 31, 2016 will be used. In that event the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year of distribution but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. The First Category Tax credits accumulated until December 31, 2016 are not subject to the First Category Tax Credit Restitution irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

The First Category Tax credits accumulated until December 31, 2016 correspond to the First Category Tax we actually paid on the income generated in a given year. For earnings generated from 1991 until 2001, the First Category Tax rate was 15%. The rate was 16.0% in 2002, 16.5% in 2003, 17% from 2004 until 2010, 20% from 2011 until 2013, 21% in 2014, 22.5% in 2015, 24% in 2016 and 25.5% in 2017 for companies subject to the Partially Integrated Regime.

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

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$7,310 as of February 28, 2020) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

The gain on the sale of shares of common stock by a Foreign Holder is subject to a withholding of 35% of the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total (sale price) amount, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange or within the process of a public tender of common shares governed by the Securities Market Law. The common shares must have been acquired either in a local stock exchange, within the process of a public tender of common shares governed by the Securities Market Law, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds.

Notwithstanding the foregoing paragraph, Chile’s tax authority Ruling No. 1,480 (issued on August 22, 2014) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock exchange. Shares are considered to have a high presence in the stock exchange when they:

•	are registered in the Securities Registry;

•	are registered in a Chilean Stock exchange; and

•	meet at least one of the following requirements:

i.	have an adjusted presence equal to or above 25%;

ii.	have a Market Maker (this requirement is limited under the recently enacted tax reform law).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$34,864 as of February 28, 2020) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

To meet the “Market Maker” requirement the issuer of the shares must execute a written contract with a stock broker incorporated in Chile that fulfills some additional requirements. The tax reform modifies this provision in those cases where the high stock market presence is given exclusively by virtue of a Market Maker. Under the proposed provision, the capital gain tax exemption would apply only for the term of one year from the first public offering of the securities.

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

Material United States Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S holders with respect to their ownership and disposition of ADSs or common shares. Accordingly, it is not intended to be, and should not be construed as, tax advice. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a dealer in securities,

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

●	a tax-exempt organization,

●	a financial institution,

●	a regulated investment company,

●	a real estate investment trust,

●	a life insurance company,

●	a person liable for alternative minimum tax,

●	a person that directly, indirectly or constructively owns 10% or more of the vote or value of our stock,

●	a person that holds common shares or ADSs as part of a straddle or a hedging or conversion transaction,

●	a person that purchases or sells common shares or ADSs as part of a wash sale for tax purposes,

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

●	a U.S. expatriate,

●	a person who acquired our ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or

●	a partnership or other pass-through entity or arrangement treated as such (or a person holding our ADSs or common shares through a partnership or other pass through entity or arrangement treated as such).

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

You are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are:

●	an individual who is a citizen or resident of the United States,

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof or the District of Columbia,

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or

●	a trust if (1) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (2) a valid election is in effect under applicable Treasury regulations to treat the trust as a U.S. person.

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

If you are an individual, trust, or estate U.S. holder, dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

●	(a) the ADSs or common shares are readily tradable on an established securities market in the United States; or (b) we are eligible for benefits of a comprehensive tax treaty with the United States, which the IRS determines is satisfactory for this purpose, which includes an exchange of information program;

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

●	you hold the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirement; and the U.S. holder is not under an obligation to make related payments with respect to positions ● in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. See “—PFIC Rules” below.

The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income (provided that the other conditions listed above are met). Because our common shares are not expected to be listed on any United States securities market, dividends we pay with respect to the common shares will not be qualified dividend income (as long as there is no income tax treaty in effect between Chile and the United States), and therefore, the U.S. dollar amount of such dividends received by an individual, trust, or estate U.S. holder will be subject to taxation at ordinary U.S. federal income tax rates. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

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

Dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” or “foreign branch” income for purposes of computing the foreign tax credit allowable to you. The rules relating to foreign tax credits and deductions are complex. U.S. holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of an individual trust, or estate U.S. holder is generally taxed at preferential rates (i.e. a maximum U.S. federal income tax rate of 20% plus 3.8% “Net Investment Income Tax” if certain income thresholds are met; see “Net Investment Income Tax” below) where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the Chilean tax imposed on the disposition of common shares or ADSs as a foreign tax credit against your U.S. federal income tax liability on such disposition, but you may apply such Chilean taxes as a foreign tax credit against U.S. federal income tax due on other income you may have that is treated as derived from foreign sources in the appropriate foreign tax credit limitation category.

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

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Given the nature of its business, LATAM is exposed mainly to three types of market risk:

●	Fuel price fluctuations;

●	Foreign exchange fluctuations; and

●	Interest rate fluctuations.

Management assesses the level of our exposure to these risks periodically to determine which one should be hedged and the most effective mechanisms to be implemented. LATAM purchases derivative instruments in foreign markets to offset market risk exposure, typically utilizing a mix of financial and commodity derivatives. LATAM does not enter into or hold derivative contracts for trading purposes.

For more information on Market Risk, see Note 3 “Financial Risk Management” to our audited consolidated financial statements.

Risk of Fluctuations in Fuel Prices

Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil, natural disasters, climatic risk and geopolitical factors.

LATAM fuel consumption for 2019 was 1,272.7 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.

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

LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Operations and the Airline Industry—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”

During 2019, 2018 and 2017 we entered into a mix of swaps and option contracts on NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2019 LATAM	2018 LATAM	2017 LATAM
Gallons Purchased (million)	779.8	521.9	441.1
% Total Annual Fuel Consumption	61.5%	40.8%	37.7%
Combined Result of Hedges (in million of US$)	(23.1)	29.7	15.1

As of December 31, 2019, the fair value of our outstanding fuel related derivative contracts was estimated to be US$ 48.5 million (positive).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2019, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2019, 2018 and 2017.

	LATAM fuel price sensitivity (effect on equity) Position as of December 31,
	2019 LATAM	2018 LATAM	2017 LATAM
	(millions of US$ per barrel)
HO or JET benchmark price
+5	+15.4	+7.4	+1.8
–5	-34.5	-5.5	-3.3

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure as of December 31, 2019, which reflects only a partial hedge of our expected fuel consumption, a vertical fall by US$5 in the BRENT and JET benchmark price (the monthly daily average) for each month would have meant savings of approximately US$ 121.8 million in the cost of the Company’s total fuel consumption. A vertical increase by US$5 in the JET and BRENT benchmark price (the monthly daily average) for each month would have meant an additional cost of approximately US$ 114.2 million of the Company’s total fuel consumption.

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

The greatest exposure to future cash flows is mainly presented by the subsidiary LATAM Airlines Brazil. and volatility in the R$/US$ exchange rate. LATAM Airlines Brazil’s earnings are generated largely in R$. We actively manage the R$/US$ exchange rate risk by entering into FX derivative contracts and carrying out internal operations for obtaining natural hedging.

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2019, LATAM has US$15 million current hedge instruments in its portfolio.

Because of changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).

As of December 31, 2019 the Company has entered into derivatives that are not registered under hedge accounting. The fair value of that derivatives was estimated to be US$ 0.04 million (negative). Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of LATAM Airlines Brazil and its balance sheet currency mismatch, as LATAM Airlines Brazil has a net US$ liability position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of LATAM Airlines Brazil may fluctuate and therefore could impact LATAM’s financial results.

The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$4.0 billion since the combination in June 2012 to around US$0.1 billion as of December 31, 2019. The Company continues working to mitigate this exposure through financial and operational proposals.

The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2019	2018	2017
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	+9.5	+39.8	+80.5
+10%	-9.5	-39.8	-80.5

Our foreign currency exchange exposure as of December 31, 2019 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,428,160	35.1%	1,938,824	47.6%	260,892	6.4%	444,346	10.9%	4,072,222
Other assets	12,425,903	72.8%	4,415,997	25.9%	31,202	0.2%	184,780	1.1%	17,057,882
Total assets	13,854,063	65.6%	6,354,821	30.1%	292,094	1.4%	629,126	3.0%	21,130,104
Current liabilities	3,516,716	51.1%	1,640,092	23.8%	708,145	10.3%	1,017,626	14.8%	6,882,579
Long-term liabilities	9,736,143	87.6%	661,063	5.9%	704,087	6.3%	17,067	0.2%	11,118,360
Total liabilities and shareholders’ equity	13,252,859	73.6%	2,301,155	12.8%	1,412,232	7.8%	1,034,693	5.7%	18,000,939

Risk of Fluctuations in Interest Rates

As of December 31, 2019, LATAM had US$7,194 million in outstanding interest bearing loans. LATAM uses interest rate derivatives to reduce the impact of an increase of interest rates. 61.6% of LATAM outstanding debt as of December 31, 2019 was effectively at a fixed rate, either as fixed rate loans or variable rate loans hedged using a floating to fixed rate derivative instrument.

LATAM’s interest bearing loans can be classified by: variable interest rate debt, fixed interest rate debt and interest rate hedged debt. LATAM’s variable interest rate debt amounts to US$2,760 million, from which 82.7% is assigned to aircraft financing and 17.3% to non-aircraft financing. The fixed interest rate debt amounts are US$ 4,368 million of which 50.4% is assigned to aircraft financing and 49.6% to non-aircraft financing. The interest rate hedged debt amounts to US$66 million of which 100% is assigned to interest rate swaps.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2019, the fair value of all the interest rate swaps was US$ 2.6 million (positive).

The use of the aforementioned hedging instruments, combined with fixed interest rate financing for our aircraft financing, has enabled the Company to have predictable interest rate costs, reducing the cash volatility.

As of December 31, 2019, the average interest rate of our entire outstanding interest-bearing long-term debt rate was 4.63%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2019 and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2019 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2020	2021	2022	2023	2024	2025 and thereafter
	(millions of US$)
Interest-bearing liabilities	4,63%	1,367	1,168	839	555	1,082	2,183

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2019 after giving effect to hedging arrangements.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2019 LATAM	2018 LATAM	2017 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-27.6	-29.62	–29.26
–100 basis points	+27.6	+29.62	+29.26

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2019 LATAM	2018 LATAM	2017 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+13.6	+0,7	+1,9
–100 basis points	-14.7	-0,7	–1,9

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our common shares trade in the form of ADS. Since August 2007, each ADS represents one common share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement. ADSs commenced trading on the NYSE in 1997. In October 2011, our Depositary bank changed from The Bank of New York Mellon to JP Morgan Chase Bank, N.A. (“JP Morgan”). The Company plans to enter into a Deposit Agreement with CitiBank, N.A. pursuant to which Citibank N.A. will replace JP Morgan as the Company’s Depository bank.

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

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

●        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

●       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	● Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Persons depositing or withdrawing shares must pay:	For:

US$0.05[2] (or less) per ADSs per calendar year	● Depositary services

Registration or transfer fees	● Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions ● Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2019, the Company received US$666,148 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

(a) Disclosure Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2019, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2019 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

(c) Attestation report of the registered public accounting firm. See page F-2 of our audited consolidated financial statements

(d) Changes in internal controls over financial reporting. There have been no changes that have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16	A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has designated on June 11, 2019 Nicolás Eblen Hirmas as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. Eblen is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

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

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2019 and 2018:

	2019	2018
	USD (in thousands)
Audit fees	1,821	2,213
Audit-related fees	11	9
Tax fees	-	-
All Other fees	30	5

Total fees	1,862	2,227

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services. Fees in 2019 and 2018 correspond to attestation services related with revenues in Argentina.

Other fees in the table above are fees billed by PricewaterhouseCoopers as of December 31, 2019 related to the Benchmark Study on Internal Audit departments. Fees incurred in 2018 correspond to foreign trade & customs training.

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

NYSE Standards	Our Corporate Governance Practice

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

ITEM 16	H. Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description

1.1*	Amended By-laws of LATAM Airlines Group S.A..

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

2(d)*	Description of Securities Disclosure.

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File No. 333-131938.

2.5	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.6	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.7	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A), incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.8	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon, incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.9	Indenture, dated as of April 11, 2017, between LATAM Finance Limited, as issuer, LATAM Airlines Group S.A., as guarantor, and The Bank of New York Mellon, as trustee, transfer agent and paying agent.

2.10	Indenture dated as of February 11, 2019 by and among, Latam Finance Limited, as issuer, Latam Airlines Group S.A., as guarantor, and the Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent in respect of the 7.00% Senior Notes Due 2026 incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 15, 2019.

2.11	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1.1	Amendment No. 1, dated as of November 14, 2003, and Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on December 21, 2004, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126, dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23, dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on April 23, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24, dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2009, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft, dated as of July 3, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2, dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3, dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4, dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.5.	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurcio Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.10	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.13	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.15	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.18	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industries GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.27	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.27.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.30	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.32.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.34*	Framework Agreement dated as of September 26, 2019 by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Latam Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows– direct method for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Latam Airlines Group S.A.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Latam Airlines Group S.A.

Goodwill and Intangible Assets with Indefinite Useful Life (airport slots and loyalty program) Impairment Assessments

As described in Notes 2.8, 4(a), 15 and 16 to the consolidated financial statements, the Company’s consolidated goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) balance at December 31, 2019 were US$2,210 million and US$1,110 million, respectively. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price.

The principal considerations for our determination that performing procedures relating to goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessments is a critical audit matter are there was significant judgment by management when developing the value-in-use calculation. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the revenue growth rates, exchange rates, discount rate, inflation rates and fuel price. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessments, including controls over the valuation of the Company’s cash generating unit. These procedures also included, among others, testing management´s process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the revenue growth rates, exchange rates, discount rate, inflation rates and fuel price. Evaluating management’s assumptions related to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the discount rate.

Latam Airlines Group S.A.

Recoverability of Deferred Tax Assets

As described in Notes 2.17, 4(c) and 18 to the consolidated financial statements, the Company has recorded US$236 million of deferred tax assets as of December 31, 2019. Management records deferred tax assets on the temporary differences arising between the tax bases of assets and their reported amounts. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. Management applied significant judgement in assessing the recoverability of these deferred tax assets. In determining the amount of deferred tax assets to be recognized, management considered historical profitability, projected future taxable profit, including assumptions related to the revenue growth rates, exchange rates, discount rate, inflation rates and fuel price, and the expected timing of the reversals of existing temporary differences.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets is a critical audit matter are there was significant judgment by management in assessing the available positive and negative evidence surrounding the recoverability of deferred tax assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s significant assumptions related to projected future taxable profit and application of tax law. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of deferred tax asset, including controls over projected future taxable profit. These procedures also included, among others, evaluating management’s assessment of the recoverability of deferred tax assets, including evaluating the assumptions relating to the projected future taxable profit. Evaluating management’s assumptions related to the projected future taxable profit involved evaluating historical profitability as well as other audit evidence related to management’s forecasts. Professionals with specialized skill and knowledge were also used to assist in evaluating management’s application of income tax law and the recoverability of deferred tax assets.

Valuation of Loyalty Programs Breakage

As described in Notes 2.20, 4(e) and 22 to the consolidated financial statements, the Company has recorded deferred income of US$3,540 million as of December 31, 2019, of which US$1,687 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management used statistical models to estimate the breakage which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

Latam Airlines Group S.A.

The principal considerations for our determination that performing procedures relating to the valuation of loyalty programs breakage is a critical audit matter are there was significant judgment by management to develop the breakage estimate. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the underlying assumptions used by the Company to estimate the historical redemption and expiration activity and forecasted redemption and expiration patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s accounting for its loyalty programs, including controls over management’s review of the statistical models and resulting breakage estimates. These procedures also included, among others, testing management’s process for developing the breakage estimate; evaluating the appropriateness of the statistical models; testing the completeness, accuracy, and relevance of underlying data used in the models. Evaluating management’s assumptions used to develop the breakage estimate involved evaluating whether the assumptions used by management were reasonable considering (i) the available information regarding the miles and points redemption and expiration patterns, (ii) management’s actions to incentive holders of the loyalty programs to redeem their miles and points, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s methodology and assumptions used to develop the breakage estimate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Consultores Auditores SpA

Santiago – Chile

March 16, 2020

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of	As of
		December 31,	December 31,	January 1,
	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
			Restated	Restated
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,072,579	1,081,642	1,142,004
Other financial assets	7 - 11	499,504	383,984	559,919
Other non-financial assets	12	313,449	290,476	244,778
Trade and other accounts receivable	7 - 8	1,244,348	1,162,582	1,202,945
Accounts receivable from related entities	7 - 9	19,645	2,931	2,582
Inventories	10	354,232	279,344	236,666
Current tax assets	18	29,321	69,134	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,533,078	3,270,093	3,466,881

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	485,150	5,768	291,103

Total current assets		4,018,228	3,275,861	3,757,984

Non-current assets
Other financial assets	7 - 11	46,907	58,700	88,090
Other non-financial assets	12	204,928	227,541	212,203
Accounts receivable	7 - 8	4,725	5,381	6,891
Intangible assets other than goodwill	15	1,448,241	1,441,072	1,617,247
Goodwill	16	2,209,576	2,294,072	2,672,550
Property, plant and equipment	17	12,919,618	12,501,809	12,930,652
Current tax assets, non-current	18	-	757	17,532
Deferred tax assets	18	235,583	273,529	370,564
Total non-current assets		17,069,578	16,802,861	17,915,729
Total assets		21,087,806	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of	As of
		December 31,	December 31,	January 1,
LIABILITIES	Note	2019	2018	2018
		ThUS$	ThUS$	ThUS$
			Restated	Restated
Current liabilities

Other financial liabilities	7 - 19	1,885,660	1,794,286	1,619,979
Trade and other accounts payables	7 - 20	2,222,874	1,674,303	1,668,612
Accounts payable to related entities	7 - 9	56	382	760
Other provisions	21	5,206	4,794	2,783
Current tax liabilities	18	11,925	3,738	3,511
Other non-financial liabilities	22	2,835,221	2,454,746	2,901,603
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		6,960,942	5,932,249	6,197,248
Liabilities included in disposal groups classified as held for sale	13	-	-	15,546
Total current liabilities		6,960,942	5,932,249	6,212,794
Non-current liabilities
Other financial liabilities	7 - 19	8,530,418	8,359,462	9,433,450
Accounts payable	7 - 24	619,110	529,277	559,443
Other provisions	21	286,403	303,495	374,593
Deferred tax liabilities	18	616,803	786,571	877,748
Employee benefits	23	93,570	82,365	101,087
Other non-financial liabilities	22	851,383	644,702	158,305
Total non-current liabilities		10,997,687	10,705,872	11,504,626
Total liabilities		17,958,629	16,638,121	17,717,420

EQUITY
Share capital	25	3,146,265	3,146,265	3,146,265
Retained earnings	25	352,272	218,971	(41,012)
Treasury Shares	25	(178)	(178)	(178)
Other reserves		(367,577)	(4,365)	760,761
Parent’s ownership interest		3,130,782	3,360,693	3,865,836
Non-controlling interest	14	(1,605)	79,908	90,457
Total equity		3,129,177	3,440,601	3,956,293
Total liabilities and equity		21,087,806	20,078,722	21,673,713

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2019	2018	2017
		ThUS$	ThUS$ Restated	ThUS$ Restated
Revenue	26	10,070,063	9,895,456	9,613,907
Cost of sales		(7,951,269)	(7,773,432)	(7,279,358)
Gross margin		2,118,794	2,122,024	2,334,549
Other income	28	360,864	472,758	549,889
Distribution costs		(580,046)	(615,214)	(696,784)
Administrative expenses		(735,218)	(736,333)	(952,768)
Other expenses		(422,792)	(356,250)	(365,460)
Other gains/(losses)		11,525	53,499	(7,754)
Income from operation activities		753,127	940,484	861,672
Financial income		26,283	53,253	78,695
Financial costs	27	(589,934)	(539,137)	(579,233)
Foreign exchange gains/(losses)	29	(32,571)	(38,070)	(48,498)
Result of indexation units		(14,989)	(865)	748
Income (loss) before taxes		141,916	415,665	313,384
Income tax expense / benefit	18	53,697	(73,879)	(158,998)
NET INCOME (LOSS) FOR THE YEAR		195,613	341,786	154,386
Income (loss) attributable to owners of the parent		190,430	309,811	108,896
Income (loss) attributable to non-controlling interest	14	5,183	31,975	45,490
Net income (loss) for the year		195,613	341,786	154,386
EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.31403	0.51090	0.17958
Diluted earnings (losses) per share (US$)	30	0.31403	0.51090	0.17958

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2019	2018	2017
		ThUS$	ThUS$	ThUS$
			Restated	Restated
NET INCOME		195,613	341,786	154,387
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	(10,636)	(5,819)	2,763
Total other comprehensive (loss) that will not be reclassified to income before taxes		(10,636)	(5,819)	2,763
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax	29	(243,271)	(743,516)	(56,917)
Other comprehensive loss, before taxes, currency translation differences		(243,271)	(743,516)	(56,917)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	66,856	(27,797)	18,344
Other comprehensive income (losses), before taxes, cash flow hedges		66,856	(27,797)	18,344
Total other comprehensive (loss) that will be reclassified to income before taxes		(176,415)	(771,313)	(38,573)
Other components of other comprehensive income (loss), before taxes		(187,051)	(777,132)	(35,810)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	2,873	1,566	(785)
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		2,873	1,566	(785)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		414	(269)	(1,770)
Income taxes related to components of other comprehensive loss will be reclassified to income		414	(269)	(1,770)
Total Other comprehensive (loss)		(183,764)	(775,835)	(38,365)
Total comprehensive income (loss)		11,849	(434,049)	116,022
Comprehensive income (loss) attributable to owners of the parent		15,250	(452,844)	73,046
Comprehensive income (loss) attributable to non-controlling interests		(3,401)	18,795	42,976
TOTAL COMPREHENSIVE INCOME (LOSS)		11,849	(434,049)	116,022

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2019
Restated		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	190,430	190,430	5,183	195,613
Other comprehensive income		-	-	(233,643)	66,225	(7,762)	-		(175,180)	-	(175,180)	(8,584)	(183,764)
Total comprehensive income		-	-	(233,643)	66,225	(7,762)	-	-	(175,180)	190,430	15,250	(3,401)	11,849
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(57,129)	(57,129)	-	(57,129)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,585)	(186,447)	(188,032)	-	(188,032)	(78,112)	(266,144)
Total transactions with shareholders		-	-	-	-	-	(1,585)	(186,447)	(188,032)	(57,129)	(245,161)	(78,112)	(323,273)
Closing balance as of December 31, 2019		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2018		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(31,464)	3,875,384	90,457	3,965,841
Increase (decrease) by application of new accounting standards	2 - 25	-	-	-	-	-	-	-	-	(9,548)	(9,548)	-	(9,548)
Initial balance Restated		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(41,012)	3,865,836	90,457	3,956,293
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	309,811	309,811	31,975	341,786
Other comprehensive loss		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	-	(762,655)	(13,180)	(775,835)
Total comprehensive income		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	309,811	(452,844)	18,795	(434,049)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(54,580)	(54,580)	-	(54,580)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,607)	(864)	(2,471)	4,752	2,281	(29,344)	(27,063)
Total transactions with shareholders		-	-	-	-	-	(1,607)	(864)	(2,471)	(49,828)	(52,299)	(29,344)	(81,643)

Closing balance as of December 31, 2018 Restated		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Increase (decrease) by application of new accounting standards	2 - 25	-	-	215,299	-	-	-	-	215,299	(460,173)	(244,874)	(771)	(245,645)
Initial balance Restated		3,149,564	(178)	(1,871,256)	1,506	(12,900)	38,538	2,640,281	796,169	(93,769)	3,851,786	87,873	3,939,659
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	108,896	108,896	45,491	154,387
Other comprehensive income		-	-	(54,458)	16,634	1,974	-	-	(35,850)	-	(35,850)	(2,515)	(38,365)
Total comprehensive income		-	-	(54,458)	16,634	1,974	-	-	(35,850)	108,896	73,046	42,976	116,022
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(46,591)	(46,591)	-	(46,591)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	-	-	-	-	943	(501)	442	-	(2,857)	(40,392)	(43,249)
Total transactions with shareholders		(3,299)	-	-	-	-	943	(501)	442	(46,591)	(49,448)	(40,392)	(89,840)
Closing balance as of December 31, 2017 Restated		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(31,464)	3,875,384	90,457	3,965,841

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended December 31,
	Note	2019	2018	2017
		ThUS$	ThUS$	ThUS$
			Restated	Restated
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		11,079,333	10,787,804	10,595,718
Other cash receipts from operating activities		127,683	95,099	73,668
Payments for operating activities
Payments to suppliers for goods and services		(6,663,875)	(6,775,003)	(6,202,631)
Payments to and on behalf of employees		(1,644,806)	(1,789,022)	(1,955,310)
Other payments for operating activities		(267,643)	(255,988)	(223,706)
Income taxes (paid)		(45,311)	(29,186)	(91,986)
Other cash inflows (outflows)	35	241,286	39,612	(8,931)
Net cash flows from operating activities		2,826,667	2,073,316	2,186,823
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	69,724	6,503
Other cash receipts from sales of equity or debt instruments of other entities		4,063,582	3,640,208	3,248,693
Other payments to acquire equity or debt instruments of other entities		(4,131,890)	(3,542,839)	(3,106,411)
Amounts raised from sale of property, plant and equipment		50,322	223,753	51,316
Purchases of property, plant and equipment		(1,276,621)	(660,707)	(403,666)
Purchases of intangible assets		(140,173)	(96,206)	(87,318)
Interest received		17,822	10,175	12,684
Other cash inflows (outflows)	35	(2,249)	(2,476)	(9,223)
Net cash flow (used in) investing activities		(1,419,207)	(358,368)	(287,422)
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(294,105)	(2)	-
Amounts raised from long-term loans		1,781,728	779,062	1,305,384
Amounts raised from short-term loans		93,000	293,000	132,280
Loans repayments		(1,860,455)	(1,738,348)	(2,174,092)
Payments of lease liabilities		(398,992)	(373,439)	(338,179)
Dividends paid		(55,116)	(72,620)	(66,642)
Interest paid		(550,877)	(540,303)	(571,627)
Other cash inflows (outflows)		(58,704)	44,053	13,706
Net cash flows (used in) financing activities		(1,343,521)	(1,608,597)	(1,699,171)
Net increase in cash and cash equivalents before effect of exchanges rate change		63,939	106,351	200,230
Effects of variation in the exchange rate on cash and cash equivalents		(73,002)	(166,713)	(7,553)
Net increase (decrease) in cash and cash equivalents		(9,063)	(60,362)	192,677
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	6	1,081,642	1,142,004	949,327
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	6	1,072,579	1,081,642	1,142,004

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange (“NYSE”), in the form of American Depositary Receipts (“ADRs”).

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of December 31, 2019, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016.

The shareholder major of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. e Inversiones La Espasa Dos y Cía. Ltda., Owns 21.46% of the shares issued by the Company.

As of December 31, 2019, the Company had a total of 1,228 shareholders in its registry. At that date, approximately 4.17% of the Company’s property was in the form of ADRs.

For the period ended December 31, 2019, the Company had an average of 41,043 employees, ending this period with a total number of 41,729 people, distributed in 6,966 Administration employees, 4,911 in Maintenance, 13,538 in Operations, 9,511 Cabin Crew, 4,298 Cockpit Crew and 2,505 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

		Country	Functional	As December 31, 2019			As December 31, 2018			As December 31, 2017
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	Chile	US$	-	-	-	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	99.9999	0.0001	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.7792	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2019, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position									Net Income
											For the year ended
											December 31,
		As of December 31, 2019			As of December 31, 2018			As of December 31, 2017			2019	2018	2017
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity		Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
						Restated			Restated			Restated	Restated
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	-	-	-	10,841	3,909	6,932	6,771	2,197	4,574	-	2,385	1,833
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	632,673	1,487,248	(853,624)	526,017	1,281,800	(751,960)	499,345	1,101,548	(596,406)	(26,551)	(48,061)	(35,943)
Foreign	Latam Airlines Perú S.A.	519,363	510,672	8,691	419,325	409,221	10,104	315,607	303,204	12,403	(3,550)	5,416	1,205
93.383.000-4	Lan Cargo S.A.	634,852	462,666	172,186	513,367	336,715	176,652	584,169	371,934	212,235	(4,157)	(34,322)	(30,220)
Foreign	Connecta Corporation	64,110	24,023	40,087	66,593	28,183	38,410	38,735	17,428	21,487	1,677	16,923	13,030
Foreign	Prime Airport Services Inc. and Subsidiary (*)	22,068	23,102	(1,034)	15,817	17,654	(1,837)	12,671	15,722	(3,051)	802	1,225	857
96.951.280-7	Transporte Aéreo S.A.	359,335	142,423	216,912	331,496	129,233	202,263	324,498	104,357	220,141	14,610	(17,609)	2,172
96.631.520-2	Fast Air Almacenes de Carga S.A.	20,182	12,601	7,581	17,057	9,614	7,443	12,931	4,863	8,068	796	(3)	939
Foreign	Laser Cargo S.R.L.	(10)	-	(10)	26	13	13	18	27	(9)	-	(3)	2
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	48,929	15,228	33,450	53,326	13,040	40,028	66,039	42,271	18,808	(6,579)	19,121	3,438
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	65,422	78,890	(12,111)	181,522	192,059	(9,614)	144,884	156,005	(10,112)	(2,497)	497	3,389
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,329	50	1,279	1,383	50	1,333	11,681	5,201	6,377	(54)	(4,774)	1,561
96.847.880-K	Technical Trainning LATAM S.A.	2,378	1,075	1,303	2,879	1,031	1,848	1,967	367	1,600	(282)	884	109
Foreign	Latam Finance Limited	1,362,762	1,531,238	(168,476)	679,034	756,774	(77,740)	678,289	708,306	(30,017)	(90,736)	(47,723)	(30,017)
Foreign	Peuco Finance Limited	664,458	664,458	-	608,191	608,191	-	608,191	608,191	-	-	-	-
Foreign	Profesional Airline Services INC.	3,509	1,950	1,559	2,430	1,967	463	3,703	3,438	265	1,096	197	294
Foreign	Jarletul S.A.	150	860	(710)	18	125	(107)	-	-	-	(603)	(107)	-
Foreign	TAM S.A. and Subsidiaries (*)	5,090,180	3,550,875	1,539,305	4,420,546	3,256,017	1,164,529	4,490,714	3,555,423	856,829	186,140	389,072	160,582

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, special purpose entities have been consolidated: 1. Chercán Leasing Limited, created for aircraft advances financing; 2. Guanay Finance Limited, created for the issuance of secured bonds with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited and LS-Aviation No.23 Co. Limited created for aircraft financing. Those companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

Changes occurred in the consolidation perimeter between January 1, 2018 and December 31, 2019, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S. A., and its main activity is a travel agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. corresponds to 99.2012%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 27.26% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 72.74% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally, from that moment LATAM has a single operating segment within the Group.

The value of the acquisition of this transaction was ThUS $ 294,105.

-	By public deed dated November 20, 2019 LATAM Airlines Group S.A. acquires 100% of the shares of LATAM Travel Chile S.A.

Under the provisions of No. 2 of Art. 103 of Law No. 18,046 on Corporations, for having collected all the shares held by a single shareholder and for having elapsed the period of 10 days without having amended said situation, the company LATAM Travel Chile S.A. It has been fully dissolved on December 1, 2019.

As a result of the dissolution of the company LATAM Travel Chile S.A., the company LATAM Airlines Group S.A. assumes from that date all obligations and rights corresponding to the first.

(2)	Disposal of companies.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Aero Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

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

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2018, except for the standards and interpretations adopted as of January 1, 2019.

(a) Accounting pronouncements with implementation effective from January 1, 2019:

	Date of issue	Effective Date:

(i) Standards and amendments

IFRS 16: Leases.	january 2016	01/01/2019

Amendment to IFRS 9: Financial instruments	october 2017	01/01/2019

Amendment to IAS 28: Investments in associates and joint ventures	october 2017	01/01/2019

Amendment to IAS 19: Benefits to employees	february 2018	01/01/2019

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	december 2017	01/01/2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	june 2017	01/01/2019

The application of these accounting pronouncements as of January 1, 2019, had no significant effects on the consolidated financial statements of the Company; with the exception of those originated by the application of IFRS 16: Leases described as follow.

During the year, the Company has recognized the changes, in the consolidated financial statements, as a result of the adoption of IFRS 16 retrospectively; restating the comparative figures, in accordance with the provisions of IAS 8 Accounting policies, changes in accounting estimates and errors.

The impacts of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from contracts with customers and IFRS 16 Leases are as follows:

Consolidated statement of financial position (extract)

a) As of January 1, 2017:

		As of	Adoption		As of
		December 31	impact		January 1,
	Note	2016	IFRS 16		2017
		ThUS$	ThUS$		ThUS$
					Restated
Current assets
Other non-financial assets, current	12	212,242	(25,567	)(9)	186,675

Non-current assets
Properties, plants and equipment	17	10,498,149	2,931,101	(9)	13,429,250

Current liabilities
Other current financial liabilities	7-19	1,839,528	311,307	(11)	2,150,835

Non-current liabilities
Other non current financial liabilities	7-19	6,796,952	2,881,149	(11)	9,678,101
Accounts payable commercial and other	7-24	359,391	20,065	(9)	379,456
Deferred tax liability	18	915,759	(61,343	)(10)	854,416
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	366,404	(460,173	)(12)	(93,769)
Other reserves	25	580,870	215,299	(12)	796,169
Non-controlling interest	14	88,644	(771	)(12)	87,873

b) As of January 1, 2018:

		As of	Adoption				As of	Adoption		As of
		December 31,	impact				January 1	impact		January 1,
	Note	2017	IFRS 9		IFRS 15		2018	IFRS 16		2018
		ThUS$	THUS$		ThUS$		ThUS$	ThUS$		ThUS$
										Restated
Current assets
Other non-financial assets, current	12	221,188	-		54,361	(4)	275,549	(30,771	)(9)	244,778
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945	-		1,202,945

Non-current assets
Other non-financial assets, non current	12	220,807	-		-		220,807	(8,604	)(9)	212,203
Properties, plants and equipment	17	10,065,335	-		-		10,065,335	2,865,317	(9)	12,930,652
Deferred tax assets	18	364,021	89	(2)	6,005	(7)	370,115	449	(10)	370,564

Current liabilities
Other current financial liabilities	7 - 19	1,300,949	-		-		1,300,949	319,030	(11)	1,619,979
Trade and other accounts payables	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010	(4,398	)(9)	1,668,612
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603	-		2,901,603

Non-current liabilities
Other non current financial liabilities	7 - 19	6,605,508	-		-		6,605,508	2,827,942	(11)	9,433,450
Accounts payable commercial and other	7 - 24	498,832	-		-		498,832	60,611	(9)	559,443
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148	(75,400	)(10)	877,748

Equity
Equity attributable to the owners of the Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569	(506,581	)(12)	(41,012)
Other reserves	25	554,884	-		-		554,884	205,877	(12)	760,761
Non-controlling interest	14	91,147	-		-		91,147	(690	)(12)	90,457

c) As of December 31, 2018:

		As of	Adoption		As of
		December 31,	impact		December 31,
	Note	2018	IFRS 16		2018
		ThUS$	ThUS$		ThUS$
					Restated
Current assets
Other non-financial assets, current	12	320,977	(30,501	)(9)	290,476

Non-current assets
Other non-financial assets, non current	12	233,741	(6,200	)(9)	227,541
Properties, plants and equipment	17	9,953,365	2,548,444	(9)	12,501,809
Deferred tax assets	18	273,328	201	(10)	273,529

Current liabilities
Other current financial liabilities	7-19	1,430,789	363,497	(11)	1,794,286

Non-current liabilities
Other non current financial liabilities	7-19	5,864,910	2,494,552	(11)	8,359,462
Accounts payable commercial and other	7-24	483,656	45,621	(9)	529,277
Deferred tax liability	18	872,121	(85,550	)(10)	786,571
Equity
Equity attributable to the owners of the parent
Accumulated earnings	25	597,676	(378,705	)(12)	218,971
Other reserves	25	(76,926)	72,561	(12)	(4,365)
Non-controlling interest	14	79,940	(32	)(12)	79,908

- Effects of adopting IFRS 9

(1)	Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate percentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

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

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
Assets	Loans and receivables	Hedge and derivatives	Held for trading	Initial as fair value through profit and loss	Cost amortized	At fair value with changes in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536
Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-
Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

	Classification IAS 39		Classification IFRS 9
Liabilities	Others financial liabilities	Held hedge derivatives	Cost amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018 (*)	-	14,817	10,086,434	10,101,251

(*)	Balances as of January 1, 2018 do not contain the re-expression effects originated by IFRS 16.

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

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore, they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler’s checks for US $ 6.6 million.

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

- Effects of adopting IFRS 16

(9) Company recognized under Property, plant and equipment right of use assets for US $ 2,865.3 million as of January 1, 2018 and US $ 2,548.4 as of December 31, 2018, associated with contracts that meet the definition of lease (Note 2.21 & 17).

The Company decrease other financial assets related to advance payments for leases for US $ 39.4 million as of January 1, 2018 and US $ 36.7 as of December 31, 2018, since with the application of the standard these amounts are considered in the initial measurement of the right of use asset.

The Company increased the cost of restoration associated with the return of aircraft and engines for US $ 56.2 million as of January 1, 2018 and US $ 45.6 million as of December 31, 2018. With the application of the standard, the net present value of this cost was included in the asset for right of use and its counterpart in the line of accounts payable, current or non-current, depending on the return date of the aircraft or engines.

(10) Deferred taxes: adjustments originated by the application of IFRS 16.

(11) Lease liabilities: The Company recognized within the Other financial liabilities for lease for US$ 3,147.0 million as of January 1, 2018 and US$ 2,858.0 million as of December 31, 2018, associated with contracts that meet the definition of lease (Note 2.21 & 19).

(12) The effect of the recognition of the leases under IFRS 16 generated a decrease in retained earnings of US$ 506.6 million as of January 1, 2018 (US$ 378.7 million as of December 31, 2018). The increase in Other reserves of US$ 205.9 million as of January 1, 2018 (decrease of US$ 72,5 million as of December 31, 2018), was caused by the Cumulative translation adjustment of those subsidiaries with functional currencies other than the US dollar. The application of IFRS 16 also affected non-controlling interests.

The effects of the changes recognized in the application of IFRS 15 and IFRS 16 as of December 31, 2017 are presented in the consolidated income statement:

Impact recognized as a result of the adoption of IFRS 16 as of December 31, 2017 are presented in the consolidated income statement:

		For the year ended december 31, 2017
Reconciliation income		Adjustments for reconciliation
		Results under	Adoption impact	Results under
	Nota	IAS 17	IFRS16	IFRS 16
		ThUS$	ThUS$	ThUS$
		Published		Restated
Revenue	26	9,613,907	-	9,613,907
Cost of sales		(7,441,849)	162,491	(7,279,358)
Gross margin		2,172,058	162,491	2,334,549

Other income	28	549,889	-	549,889
Distribution costs		(699,600)	2,816	(696,784)
Administrative expenses		(938,931)	(13,837)	(952,768)
Other expenses		(368,883)	3,423	(365,460)
Other gains (losses)		(7,754)	-	(7,754)
Income from operation activities		706,779	154,893	861,672

Financial income		78,695	-	78,695
Financial costs	27	(393,286)	(185,947)	(579,233)
Foreign exchange gains (losses)	29	(18,718)	(29,780)	(48,498)
Result of indexation units		748	-	748
Income (loss) before taxes		374,218	(60,834)	313,384
Income (loss) tax expense / benefit	18	(173,504)	14,506	(158,998)

NET INCOME (LOSS) FOR THE YEAR		200,714	(46,328)	154,386

Income (loss) attributable to owners of the parent		155,304	(46,408)	108,896
Income (loss) attributable to non- controlling interest	14	45,410	80	45,490
Net income (loss) for the year		200,714	(46,328)	154,386

Impact recognized as a result of the adoption of IFRS 15 and IFRS 16 as of December 31, 2018 are presented in the consolidated income statement:

		For the year ended december 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
	Nota	Results under IFRS 15	Adoption impact IFRS 16	Results under IFRS 15	Contract costs (4)	Deferred revenues recognition [(5), (6)]	Reclassifications	Results under IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Published		Restated
				IFRS 16

Revenue	26	9,895,456	-	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	189,411	(7,773,432)	-	(34,986)	-	(7,808,418)
Gross margin		1,932,613	189,411	2,122,024	-	13,575	31,501	2,167,100
Other income	28	472,758	-	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	3,986	(615,214)	(43)	-	(20,003)	(635,260)
Administrative expenses		(721,270)	(15,063)	(736,333)	(806)	-	(54,061)	(791,200)
Other expenses		(359,781)	3,531	(356,250)	-	-	-	(356,250)
Other gains (losses)		53,499	-	53,499	-	-	-	53,499
Income from operation activities		758,619	181,865	940,484	(849)	13,575	-	953,210
Financial income		53,253	-	53,253	-	-	-	53,253
Financial costs	27	(356,269)	(182,868)	(539,137)	-	-	-	(539,137)
Foreign exchange gains (losses)	29	(157,709)	119,639	(38,070)	-	-	-	(38,070)
Result of indexation units		(865)	-	(865)	-	-	-	(865)
Income (loss) before taxes		297,029	118,636	415,665	(849)	13,575	-	428,391
Income (loss) tax expense / benefit	18	(83,782)	9,903	(73,879)	(23)	(1,030)	-	(74,932)
NET INCOME (LOSS) FOR THE YEAR		213,247	128,539	341,786	(872)	12,545	-	353,459
Income (loss) attributable to owners of the parent		181,935	127,876	309,811	(872)	12,545	-	321,484
Income (loss) attributable to non-controlling interest	14	31,312	663	31,975	-	-	-	31,975
Net income (loss) for the period		213,247	128,539	341,786	(872)	12,545	-	353,459

In the income statement, with the implementation of the IFRS16 standard, restated were made in the following lines:

-	Cost of sale, distribution costs, administrative expenses: net effect of derecognized of rental cost and recognition of the depreciation of the right of use.

-	Financial Costs: interest expense corresponding to the lease liability.

Impact recognized as a result of the adoption of IFRS 16 for the year ended of December 31, 2017 and 2018 are presented in the consolidated statement of cash flows:

	For the year ended	Adoption		For the year ended
	December 31,	impact		December 31,
	2017	IFRS 16		2017
	ThUS$	ThUS$		ThUS$
				Restated

Payments to suppliers for goods and services	(6,722,713)	520,082	(1)	(6,202,631)
Net cash flows from operating activities	(6,722,713)	520,082		(6,202,631)

Loans repayments	(1,829,191)	(344,901	)(2)	(2,174,092)
Payments of finance lease liabilities	(344,901)	344,901	(2)	-
Payments of lease liabilities	-	(338,179	)(1)	(338,179)
Interest paid	(389,724)	(181,903	)(1)	(571,627)
Net cash flows (used in) financing activities	(2,563,816)	(520,082)		(3,083,898)

	For the year ended	Adoption		For the year ended
	December 31,	impact		December 31,
	2018	IFRS 16		2018
	ThUS$	ThUS$		ThUS$
				Restated

Payments to suppliers for goods and services	(7,331,390)	556,387	(1)	(6,775,003)
Net cash flows from operating activities	(7,331,390)	556,387		(6,775,003)

Loans repayments	(1,045,662)	(692,687	)(2)	(1,738,349)
Payments of finance lease liabilities	(692,687)	692,687	(2)	-
Payments of lease liabilities	-	(373,439	)(1)	(373,439)
Interest paid	(357,355)	(182,948	)(1)	(540,303)
Net cash flows (used in) financing activities	(2,095,704)	(556,387)		(2,652,091)

(1)	Correspond to the reclassification of lease payments, principal to payment of lease liability and interest to interest paid.

(2)	Correspond to the reclassification of leases payments previously classified as financial lease.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been early adopted.

(i) Standards and amendments	Date of issue	Effective Date

IFRS 17: Insurance contracts	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

Amendment to IFRS 3: Business combination	October 2018	January 1, 2020

Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

Amendment to IFRS 9: Financial instruments; IAS 39: Financial instruments: Recognition and measurement; Y IFRS 7: Financial instruments: Disclosures	September 2019	January 1, 2020

The management of the Company estimates that the adoption of the standards, amendments and Interpretations described above, will not have a significant impact on the consolidated financial statements of the Company in the application of its first adoption. At the close consolidated financial statements, the Company is analyzing the possible effects of the amendment issued in September 2019 to IFRS 9, IAS 39 and IFRS 7 for the reform of interest rates of reference.

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

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

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

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

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

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU identified by the Company, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Air transport CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., program that is part of TAM Linhas Aereas S.A. (See Note 1).

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

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands changes from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

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

Intangible assets that have an indefinite useful life and developing IT projects are not subject to amortization and are subject to annual tests for impairment losses or if there are indications of impairment. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. For the purpose of assessing impairment losses, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Prior impairments of non-financial assets, other than goodwill, are reviewed for possible reversal at each reporting date.

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

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

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

Derivatives are recognized, in accordance with IAS 39 for hedge accounting and IFRS 9 for derivatives not qualify as hedge accounting, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

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

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether al risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

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

The tax expense for the period comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

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

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

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

The Company maintains the following loyalty programs: LATAM Pass, LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well purchasing of products and services from network of non airlines partners.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the miles are redeemed through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

Deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs, reduced for breakage.

The miles and points that the Company estimates will not be exchanged are recognized at the moment of the earn. Management uses statistical models to estimate the breakage based on the latest available information regarding redemption and expiration patterns.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment (See Note 17).

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current (See Note 19).

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are presented in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a) that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continue to be presented within the “other financial liabilities” described in Note 19. On the other hand, aircraft are presented in Property, plants and equipment as described in Note 17, as “own aircrafts”.

The Group qualifies as sale and leaseback transactions, operations which lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no repurchase option on the goods at the end of the lease term.

If the sale of the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized and an asset is recognized for the right to use equal to the retained part of the net carrying amount of the asset.

If the sale by the seller-lessee is not qualified as a sale in accordance with IFRS 15, the assets transferred are maintained in the financial statements and a financial liability is recognized equal to the sale price (received from the buyer-lessor).

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

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

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

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

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

Fuel Hedging Results:

During the period ended december 31, 2019, the Company recognized losses of US$ 23.1 million for fuel coverage net of premium. During the same period of 2018, the Company recognized gains of US$ 29.7 million for the same concept.

As of december 31, 2019, the market value of fuel positions amounted to US$ 48.5 million (positive). At the end of december 2018, this market value was US$ 15.8 million (negative).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2019 (*)	Maturities
	Q120	Q220	Q320	Q420	Total
Percentage of coverage over the expected volume of consumption	65%	61%	20%	19%	41%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2018 (*)	Maturities
	Q119	Q219	Q319	Q419	Total
Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

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

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the third quarter of 2020.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the JET crude futures benchmark price at the end of December 2019 and the end of December 2018.

	Positions as of december 31, 2019	Positions as of december 31, 2018
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)
+5	+ 15.4	+7.4
-5	- 34.5	- 5.5

Given the structure of fuel coverage during 2019, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US$ 121.8 million of lower fuel costs. For the same period, a vertical rise of US$ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US$ 114.2 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2019, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of december 31, 2019, the market value of FX derivative positions amounted to US $ 0.04 million (negative). At the end of December 2018, the Company did not maintain derivatives of current FX hedges.

During the period ended december 31, 2019, the Company recognized gains of US $ 1.9 million for FX coverage net of premiums. During the same period of 2018, the Company recognized gains of US$ 18.3 million.

As of december 31, 2019, the Company has contracted FX derivatives for US $ 15 million for BRL. At the end of december 2018, the Company did not maintain current FX derivatives.

During 2018 the company contracted FX derivatives which were not registered under hedge accounting. As of december 31, 2019, the amount recognized in results amounts to US $ 6.2 million (negative) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company’s net equity.

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The projection period was defined until the end of the last coverage contract in force, with the last business day of the first quarter of the year 2020:

Appreciation (depreciation)(*)	Effect at december 31, 2019	Effect at december 31, 2018
of R$	Millions of US$	Millions of US$
-10%	-0.6	-
+10%	+1.1	-

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

During 2018 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same year for a notional UF 8.7 million and UF 5.0 million, respectively. As of December 31, 2019, the market value of the currency swaps derivative positions amounted to US $ 22.7 million (negative). At the end of December 2018, this market value was US $ 15.1 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at december 31, 2019	Effect at december 31, 2018
of R$/US$(*)	Millions of US$	Millions of US$
-10%	+9.5	+39.8
+10%	- 9.5	-39.8

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at december 31, 2019	Effect at december 31, 2018
of R$/US$	Millions of US$	Millions of US$
-10%	+402.48	+384.73
+10%	-329.29	-314.78

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 62% (60% at December 31, 2018) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of december 31, 2019, the market value of the derivative positions of interest rates amounted to US$ 2.6 million (positive). At the end of December 2018, this market value was US$ 2.2 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of december 31, 2019	Positions as of december 31, 2018
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)
+100 basis points	-27.60	-29.62
-100 basis points	+27.60	+29.62

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

Increase (decrease)	Positions as of december 31, 2019	Positions as of december 31, 2018
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)
+100 basis points	+13.62	+0.70
-100 basis points	-14.71	-0.71

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

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally, the Company has established maximum limits for investments which are monitored regularly.

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

At december 31, 2019 is US$ 1,459 million (US$ 1,404 million at december 31, 2018), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of december 31, 2019, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US$ 600 million (US$ 600 million as of December 31, 2018) subject to availability of collateral.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,387	76,256	-	-	-	100,643	99,000	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,489	50,758	-	-	-	202,247	200,000	At Expiration	2.93	2.93
76.100.458-1	HSBC	Chile	US$	12,098	-	-	-	-	12,098	12,000	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,277	-	-	-	29,277	29,000	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,336	10,544	-	-	-	15,880	15,615	Quarterly	3.35	3.35
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	484	1,451	63,872	-	-	65,807	62,769	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	1,514	4,809	141,719	-	-	148,042	137,860	Quarterly	3.62	4.61

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	-	24,702	208,681	32,228	410,774	676,385	518,032	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	28,000	76,125	208,250	884,188	884,000	2,080,563	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	11,657	50,428	124,106	124,167	302,092	612,450	513,941	Quarterly / Semiannual	3.81	3.81
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,733	94,096	244,836	237,815	438,659	1,047,139	866,223	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	5,765	17,296	46,120	46,117	42,175	157,473	143,475	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	13,365	40,159	99,556	86,984	79,724	319,788	282,906	Quarterly	3.82	3.82
0-E	MUFG	U.S.A.	US$	5,552	27,068	73,726	73,914	209,621	389,881	322,660	Quarterly	3.43	3.43
0-E	INVESTEC	England	US$	1,980	11,164	26,153	11,071	-	50,368	44,087	Semiannual	6.35	6.35

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	2,326	6,740	260,259	-	-	269,325	253,692	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	26,607	78,955	198,783	46,131	-	350,476	328,023	Quarterly	3.54	3.54

Financial lease

0-E	ING	U.S.A.	US$	4,025	8,108	-	-	-	12,133	11,806	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,994	15,026	6,671	-	-	26,691	26,091	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	19,412	56,148	117,881	16,653	-	210,094	200,907	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,950	1,950	-	-	-	3,900	3,827	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	9,353	25,211	28,663	22,502	10,354	96,083	87,729	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	35,251	105,691	261,181	203,232	14,382	619,737	591,684	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	6,145	18,394	47,911	3,158	-	75,608	72,551	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	1,152	3,432	8,967	8,679	568	22,798	19,643	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,661	4,977	13,259	7,380	-	27,277	25,708	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,367	10,081	26,827	14,153	-	54,428	51,340	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	759	2,299	2,330	-	-	5,388	5,154	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,804	3,607	-	-	-	5,411	5,328	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,038	5,746	-	-	-	7,784	7,664	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	18,328	54,864	145,364	140,555	17,681	376,792	349,127	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,652	8,136	18,194	-	-	28,982	28,087	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	26,111	78,742	-	-	-	104,853	101,026	Quarterly	6.00	6.00
Hedge derivative

-	OTHERS	-	US$	-	11,582	18,641	13,530	-	43,753	16,972	-	-	-

	Total			461,295	1,013,822	2,391,950	1,972,457	2,410,030	8,249,554	6,933,927

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Holland	US$	173	499	722	-	-	1,394	1,289	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,140	7,965	77,028	-	-	89,133	86,256	Quarterly / Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	835	2,450	3,277	-	-	6,562	6,280	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,286	151,047	-	-	-	162,333	169,931	Quarterly	5.39	5.39
0-E	GA Telesis LLC	U.S.A.	US$	677	1,753	4,675	4,675	10,480	22,260	13,495	Monthly	14.72	14.72

	Total			17,111	163,714	85,702	4,675	10,480	281,682	277,251

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Lease Liability
-	AIRCRAFT	OTHERS	US$	146,036	417,929	1,002,564	877,353	1,357,910	3,801,792	3,042,231
-	OTHER ASSETS	OTHERS	US$	3,017	8,649	21,381	19,815	16,314	69,176	53,931
			CLP	160	478	531	-	-	1,169	1,195
			UF	2,713	4,736	5,789	1,373	2,956	17,567	17,145
			COP	71	161	37	2	-	271	259
			EUR	163	387	592	122	-	1,264	1,175
			GBP	16	10	-	-	-	26	24
			MXN	37	93	245	10	-	385	359
			PEN	95	129	83	16	-	323	306
			Other currencies	2,770	8,370	8,508	43,104	-	62,752	55,532
Trade and other accounts payables

-	OTHERS	OTHERS	US$	371,527	13,993	-	-	-	385,520	385,520
			CLP	220,383	905	-	-	-	221,288	221,288
			BRL	486,082	320	-	-	-	486,402	486,402
			Other currencies	576,378	1,716	-	-	-	578,094	578,094
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	53	-	-	-	-	53	53
Foreing	Patagonia Seafarms INC	U.S.A.	CLP	3	-	-	-	-	3	3

	Total			1,809,504	457,876	1,039,730	941,795	1,377,180	5,626,085	4,843,517

	Total consolidated			2,287,910	1,635,412	3,517,382	2,918,927	3,797,690	14,157,321	12,054,695

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,625	76,275	-	-	-	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	52,490	-	-	-	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	-	-	-	-	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	-	-	-	-	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	-	-	-	-	12,094	12,000	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	-	-	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,766	-	-	-	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	-	-	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	-	-	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	-	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	-	38,916	37,615	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	-	64,824	54,014	Semiannual	7.17	7.17

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	-	-	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Financial lease

0-E	ING	U.S.A.	US$	4,025	12,075	12,134	-	-	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	-	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	-	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	-	-	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	-	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	-	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	-	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	-	-	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	-	-	16,111	15,417	Monthly	4.19	4.19

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	-	-	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	-	-	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative

-	OTHERS	-	US$	1,224	2,484	681	-	-	4,389	4,021	-	-	-

	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE NCM	Holland	US$	175	499	1,332	55	-	2,061	1,851	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	-	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	-	-	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	-	-	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62

	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018 Restated

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Leases Liability
-	AIRCRAFT	OTHERS	US$	140,780	420,561	1,015,495	785,417	1,298,585	3,660,838	2,721,352
-	OTHER ASSETS	OTHERS	US$	4,968	14,536	25,689	20,029	21,138	86,360	86,360
			CLP	57	170	1	-	-	228	228
			UF	1,683	2,565	667	34	-	4,949	4,949
			COP	304	731	366	21	-	1,422	1,422
			EUR	311	431	215	-	-	957	957
			GBP	45	128	36	-	-	209	209
			MXN	33	92	235	115	-	475	475
			PEN	183	409	114	-	-	706	706

Trade and other accounts payables

-	OTHERS	OTHERS	US$	720,718	9,979	-	-	-	730,697	730,697
			CLP	74,566	16,493	-	-	-	91,059	91,059
			BRL	309,552	66	-	-	-	309,618	309,618
			Other currencies	252,116	3,406	-	-	-	255,522	255,522
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	15	-	-	-	-	15	15
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	365	-	-	-	-	365	365
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	2	-	-	-	-	2	2

	Total			1,505,698	469,567	1,042,818	805,616	1,319,723	5,143,422	4,203,936

	Total consolidated			2,058,082	1,553,559	4,130,735	2,408,124	3,429,902	13,580,402	11,521,527

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2018, the Company had delivered US$ 5.0 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of December 31, 2019, US$ 23.7 million were delivered in guarantees corresponding to cash and standby letters of credit. The increase was due to: i) the expiration of hedge contracts, ii) acquisition of new hedge contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

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

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2019 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a BB- rating with stable outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At december 31, 2019, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2019				As of December 31, 2018
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	222,094	222,094	-	-	43,653	43,653	-	-
Short-term mutual funds	222,094	222,094	-	-	43,653	43,653	-	-

Other financial assets, current	471,797	386,688	85,109	-	366,573	343,218	23,355	-
Fair value interest rate derivatives	27,044	-	27,044	-	19,460	-	19,460	-
Fair value of fuel derivatives	48,542	-	48,542	-	-	-	-	-
Fair value of foreign currency derivative	586	-	586	-	3,895	-	3,895	-
Accrued interest since the last payment date Swap of currencies	3	-	3	-	-	-	-	-
Derivative not recognized as a hedge	-	-	-	-	19,396	19,396	-	-
Private investment funds	386,669	386,669	-	-	322,428	322,428	-	-
Certificate of Deposit (CBD)	8,934	-	8,934	-	-	-	-	-
Domestic and foreign bonds	19	19	-	-	1,394	1,394	-	-

Liabilities

Other financial liabilities, current	50,372	-	50,372	-	33,633	7,712	25,921	-
Fair value of interest rate derivatives	302	-	302	-	335	-	335	-
Fair value of fuel derivatives	-	-	-	-	15,678	-	15,678	-
Fair value of foreign currency derivatives	48,347	-	48,347	-	7,587	-	7,587	-
Interest accrued since the last payment date of Currency Swap	1,723	-	1,723	-	2,321	-	2,321	-

Other financial liabilities, non current	-	-	-	-	7,712	7,712	-	-
Fair value of interest rate derivatives	-	-	-	-	340	-	340	-
Interest accrued since the last date of Swap interest rates	-	-	-	-	340	-	340	-

Additionally, at December 31, 2019, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2019		As of December 31, 2018
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
			Restated	Restated
Cash and cash equivalents	850,486	850,486	1,037,989	1,037,989
Cash on hand	4,982	4,982	8,974	8,974
Bank balance	329,633	329,633	331,218	331,218
Overnight	350,080	350,080	282,164	282,164
Time deposits	165,791	165,791	415,633	415,633
Other financial assets, current	-	-	17,411	17,411
Other financial assets	-	-	17,411	17,411
Trade debtors, other accounts receivable and Current accounts receivable	1,244,348	1,244,348	1,162,582	1,162,582
Accounts receivable from entities related, current	19,645	19,645	2,931	2,931
Other financial assets, not current	46,907	46,907	58,700	58,700
Accounts receivable, non-current	4,725	4,725	5,381	5,381

Other current financial liabilities	1,835,288	2,019,068	1,397,156	1,942,332
Accounts payable for trade and other accounts payable, current	2,220,500	2,220,500	1,674,303	1,674,303
Accounts payable to entities related, current	56	56	382	382
Other financial liabilities, not current	8,530,418	8,846,418	5,864,570	8,387,939
Accounts payable, not current	619,110	619,110	483,656	483,656

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a) Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of december 31, 2019, goodwill amount to ThUS$ 2,209,576 (ThUS$ 2,294,072 as of december 31, 2018), while the intangible assets comprise the Airport Slots for ThUS$ 845,959 (ThUS$ 828,969 as of december 31, 2018) and Loyalty Program for ThUS$ 263,806 (ThUS$ 274,420 as of december 31, 2018).

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

For this evaluation, the Company had identified two CGUs, “Air transport” and “Multiplus coalition and loyalty program”, until December 31, 2018. After the merger of Multiplus (see Note 1), administrator of the Multiplus coalition and loyalty program, the Company has determined air transport as a single CGU. The classification of intangible assets of indefinite useful life in the CGUs, before and after the merger of Multiplus S.A. are as follow:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$

Goodwill	2,209,576	1,845,136	-	448,936
Airport Slots	845,959	828,969	-	-
Loyalty program	263,806	-	-	274,420

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 16.

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

Management records deferred taxes on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts reported in the consolidated financial statements. Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Management applied significant judgment in assessing the recoverability of deferred tax assets. In determining the amount of deferred tax assets to be recognized, management considered historical profitability, projected future taxable profit (including assumptions related the revenue growth rates, exchange rates, discount rate and fuel price which are in line with those used in the impairment analysis of the group’s cash generating unit) and the expected timing of the reversals of existing temporary differences.

As of December 31, 2019, the Company has recognized deferred tax assets of ThUS$ 235,583 (ThUS$ 273,529 as of December 31, 2018) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 110,933 (ThUS$ 137,761 December 31, 2018) (Note 18).

(d)	Air tickets sold that will not be finally used.

The Company records the anticipated sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years. As of December 31, 2019 the deferred income associated with the air tickets sold amounts to ThUS$ 1,511,991. - (ThUS$ 1,299,304 as of December 31, 2018). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS$ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2019, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$ 1,332,173 (ThUS$ 1,324,635 as of December 31, 2018). A hypothetical change of one percentage point in the probability of exchange of miles would result in an impact of ThUS$ 31,565 in the results of 2019 (ThUS$ 27,726 in 2018). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS$ 354,847 as of December 31, 2019 (ThUS$ 293,831 as of December 31, 2018). A hypothetical change of two percentage points in the probability of exchange of points would result in an impact of ThUS$ 12,501 in the results of 2019 (ThUS$ 13,140 in 2018).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

For LATAM Pass Brazil, the expiration occurs after a fixed period from the time of the accumulation. Model is built by the management considering historical expiration rates, to costumers exchange behaviors and relevant segmentations.

For LATAM Pass there are rules that allow members to renew their miles, so the management in conjunction with an external specialist develop a predictive model of non-use miles, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles.

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

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate induced by the contractual elements and residual market values. The implied rate of the contract is the discount rate that gives the aggregated present value of the minimum lease payments and the unguaranteed residual value. This present value should be equal to the sum of the fair value of the leased asset and any initial direct costs of the lessor.

For those leases other than aircraft, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We consider to our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A 100 basis point decrease in our estimate of the rate at January 1, 2019 (the date the adoption of the standard) would increase our lease liability by approximately US$ 105 million.

(ii)	Lease term

In determining the lease term, there are considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.

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

NOTE 5 - SEGMENTAL INFORMATION

As of December 31, 2019, the Company considers that it has a single operating segment, that of Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common worldwide in the airline industry.

Until June 2019, the Company presented two operating segments, the one corresponding to Air transport and the Multiplus coalition and loyalty program segment, discussed in Note 1, the Company Multiplus S.A. Administrator of the Coalition and Loyalty Program Multiplus merged into TAM Linhas Aereas S.A., ceasing to be an entity with independent administration. The Multiplus coalition and Loyalty program, which was defined as an operating segment, due to this independent administration, became part of the Air Transport segment together with the LATAM Pass and LATAM fidelidades programs.

The company has restated the information corresponding to December 31, 2018 and 2017 for the presentation of a single segment of information.

For the year ended
	Air
	Transportation
	At December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
		Restated	Restated
Income from ordinary activities from external customers (*)	10,070,063	9,895,456	9,613,907
Passenger	9,005,629	8,708,988	8,494,477
Freight	1,064,434	1,186,468	1,119,430
Income from ordinary activities from transactions with other operating segments	-	-	-
Other operating income	360,864	472,758	549,889
Interest income	26,283	53,253	78,695
Interest expense	(589,934)	(539,137)	(579,233)
Total net interest expense	(563,651)	(485,884)	(500,538)
Depreciation and amortization	(1,469,976)	(1,372,628)	(1,377,135)
Material non-cash items other than depreciation and amortization	(130,011)	(104,123)	(105,404)
Disposal of fixed assets and inventory losses	(60,893)	(46,351)	(39,238)
Doubtful accounts	(21,558)	(18,837)	(18,416)
Exchange differences	(32,571)	(38,070)	(48,498)
Result of indexation units	(14,989)	(865)	748
Income (loss) attributable to owners of the parents	190,430	309,811	108,896
Expenses for income tax	53,697	(73,879)	(158,998)
Segment profit / (loss)	195,613	341,786	154,386
Assets of segment	21,087,806	20,078,722	21,673,713
Segment liabilities	17,958,629	16,638,121	17,717,420
Amount of non-current asset additions	2,658,541	1,090,177	412,846
Property, plant and equipment	2,519,305	995,085	325,513
Intangibles other than goodwill	139,236	95,092	87,333
Purchase of non-monetary assets of segment	1,416,794	756,913	499,872

(*)	The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

For the year ended
	Air
	Transportation
	At December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
		Restated	Restated
		(2)	(2)
Net cash flows from
Purchases of property, plant and equipment	1,276,621	660,707	403,666
Additions associated with maintenance	453,827	375,634	217,687
Other additions	822,794	285,073	185,979
Purchases of intangible assets	140,173	96,206	96,206
Net cash flows from (used in) operating activities	2,826,667	2,073,316	2,186,823
Net cash flow from (used in) investing activities	(1,419,207)	(358,368)	(293,925)
Net cash flows from (used in) financing activities	(1,343,521)	(1,608,597)	(1,692,668)

The information by segments as of December 31, 2018 and 2017, which included the Multiplus Coalition and Loyalty Program segment has been restated to present its incorporation into the Air Transport segment. This restatement is presented in the following table:

For the year ended
	Air	Segment		Air
	Transportation	Adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2018	2018	2018	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated
Income from ordinary activities from external customers (*)	9,887,090	60,020	(51,654)	9,895,456
Passenger	8,700,622	60,020	(51,654)	8,708,988
Freight	1,186,468	-	-	1,186,468
Other operating income	346,315	126,443	-	472,758
Interest income	27,181	26,072	-	53,253
Interest expense	(539,137)	-	-	(539,137)
Total net interest expense	(511,956)	26,072	-	(485,884)
Depreciation and amortization	(1,365,809)	(6,819)	-	(1,372,628)
Material non-cash items other than depreciation and amortization	(104,038)	(85)	-	(104,123)
Disposal of fixed assets and inventory losses	(46,351)	-	-	(46,351)
Doubtful accounts	(18,741)	(96)	-	(18,837)
Exchange differences	(38,081)	11	-	(38,070)
Result of indexation units	(865)	-	-	(865)
Income (loss) attributable to owners of the parents	200,209	109,602	-	309,811
Expenses for income tax	121,155	(47,276)	-	73,879
Segment profit / (loss)	287,206	54,580	-	341,786
Assets of segment	18,943,127	1,145,942	(10,347)	20,078,722
Segment liabilities	16,212,905	449,347	(24,131)	16,638,121
Amount of non-current asset additions	1,090,177	-	-	1,090,177
Property, plant and equipment	995,085	-	-	995,085
Intangibles other than goodwill	95,092	-	-	95,092
Purchase of non-monetary assets of segment	756,913	-	-	756,913

(*) The Company does not have any interest income that should be recognized as income from ordinary activities by interest.

For the year ended
	Air	Segment		Air
	Transportation	Adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2017	2017	2017	2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated
Income from ordinary activities from external customers (*)	9,159,031	454,876	-	9,613,907
Passenger	8,039,601	454,876	-	8,494,477
Freight	1,119,430	-	-	1,119,430
Income from ordinary activities from transactions with other operating segments	454,876	67,554	(522,430)	-
Other operating income	308,937	240,952	-	549,889
Interest income	28,184	50,511	-	78,695
Interest expense	(579,233)	-	-	(579,233)
Total net interest expense	(551,049)	50,511	-	(500,538)
Depreciation and amortization	(1,384,344)	7,209	-	(1,377,135)
Material non-cash items other than depreciation and amortization	(105,259)	(145)	-	(105,404)
Disposal of fixed assets and inventory losses	(39,238)	-	-	(39,238)
Doubtful accounts	(18,272)	(144)	-	(18,416)
Exchange differences	(48,497)	(1)	-	(48,498)
Result of indexation units	748	-	-	748
Income (loss) attributable to owners of the parents (**)	(49,887)	158,783	-	108,896
Expenses for income tax	(89,870)	(69,128)	-	(158,998)
Segment profit / (loss)	(4,397)	158,783	-	154,386
Assets of segment	17,430,937	1,373,049	(6,014)	18,797,972
Segment liabilities	14,007,916	563,849	(41,029)	14,530,736
Amount of non-current asset additions	412,846	-	-	412,846
Property, plant and equipment	325,513	-	-	325,513
Intangibles other than goodwill	87,333	-	-	87,333
Purchase of non-monetary assets of segment	490,983	-	-	490,983

(*)	The Company does not have any interest income that should be recognized as income from ordinary activities by interest.
(**)	The result of the Company includes a net result of ThUS$ (8,162) resulting from the application of IAS 21 and IAS 29, for the subsidiaries that are in hyperinflationary economies.

For the year ended
	Air	Segment		Air
	Transportation	adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2018	2018	2018	2018
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated
Net cash flows from
Purchases of property, plant and equipment	660,631	76	-	660,707
Additions associated with maintenance	375,634	-	-	375,634
Other additions	284,997	76	-	285,073
Purchases of intangible assets (***)	85,628	10,578	-	96,206
Net cash flows from (used in) operating activities	1,950,532	111,161	11,623	2,073,316
Net cash flow from (used in) investing activities	(348,346)	(10,022)	-	(358,368)
Net cash flows from (used in) financing activities	(1,512,898)	(95,699)	-	(1,608,597)

(***)	The Company does not have cash flows from purchases of intangible assets associated with maintenance.

For the year ended

	Air	Segment		Air
	Transportation	adjustment	Eliminations	Transportation
	At December 31,	At December 31,	At December 31,	At December 31,
	2017	2017	2017	2017
	ThUS$	ThUS$	ThUS$	ThUS$
	Previously reported			Restated
Net cash flows from
Purchases of property, plant and equipment	403,282	384	-	403,666
Additions associated with maintenance	218,537	-	-	218,537
Other additions	184,745	384	-	185,129
Purchases of intangible assets (***)	79,102	8,216	-	87,318
Net cash flows from (used in) operating activities	1,489,797	186,367	(9,424)	1,666,740
Net cash flow from (used in) investing activities	(278,790)	(8,632)	-	(287,422)
Net cash flows from (used in) financing activities	(1,010,705)	(168,383)	-	(1,179,088)

(***)	The Company does not have cash flows from purchases of intangible assets associated with maintenance.

The Company’s revenues by geographic area are as follows:

	For the year ended At December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Peru	801,965	705,133	626,316
Argentina	584,959	989,883	1,113,467
U.S.A.	1,004,238	985,919	900,413
Europe	726,165	782,197	676,282
Colombia	380,449	372,794	359,276
Brazil	3,949,797	3,433,877	3,436,402
Ecuador	203,334	203,842	190,268
Chile	1,546,960	1,591,313	1,527,158
Asia Pacific and rest of Latin America	872,196	830,498	784,325
Income from ordinary activities	10,070,063	9,895,456	9,613,907
Other operating income	360,864	472,758	549,889

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$
Cash on hand	4,982	8,974
Bank balances	329,632	331,218
Overnight	350,080	282,164
Total Cash	684,694	622,356
Cash equivalents
Time deposits	165,791	415,633
Mutual funds	222,094	43,653
Total cash equivalents	387,885	459,286
Total cash and cash equivalents	1,072,579	1,081,642

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2019	2018
	ThUS$	ThUS$
Argentine peso	16,579	17,786
Brazilian real	197,354	131,760
Chilean peso	50,521	415,713
Colombian peso	48,191	10,843
Euro	21,927	20,339
US Dollar	667,785	394,215
Other currencies	70,222	90,986
Total	1,072,579	1,081,642

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2019

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	850,485	222,094	-	1,072,579
Other financial assets, current (*)	36,660	386,669	76,175	499,504
Trade and others accounts receivable, current	1,244,348	-	-	1,244,348
Accounts receivable from related entities, current	19,645	-	-	19,645
Other financial assets, non current	46,907	-	-	46,907
Accounts receivable, non current	4,725	-	-	4,725
Total	2,202,770	608,763	76,175	2,887,708

	Measured at amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	1,835,288	50,372	1,885,660
Trade and others accounts payable, current	2,222,874	-	2,222,874
Accounts payable to related entities, current	56	-	56
Other financial liabilities, non-current	8,530,396	22	8,530,418
Accounts payable, non-current	619,110	-	619,110
Total	13,207,724	50,394	13,258,118

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds, and as measured at amortized cost they correspond to guarantees delivered.

As of December 31, 2018 (Restated)

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,037,989	43,653	-	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and others accounts receivable, current	1,162,582	-	-	1,162,582
Accounts receivable from related entities, current	2,931	-	-	2,931
Other financial assets, non current	58,700	-	-	58,700
Accounts receivable, non current	5,381	-	-	5,381
Total	2,283,786	388,079	23,355	2,695,220

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
	Restated	Restated		Restated
Other financial liabilities, current (*)	1,760,653	7,712	25,921	1,794,286
Trade and others accounts payable, current accounts payables, current	1,674,303	-	-	1,674,303
Accounts payable to related entities, current	382	-	-	382
Other financial liabilities, non current	8,359,122	-	340	8,359,462
Accounts payable, non-current	529,277	-	-	529,277
Total	12,323,737	7,712	26,261	12,357,710

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

7.2.	Financial instruments by currency

	As of	As of
	December 31,	December 31,
a) Assets	2019	2018
	ThUS$	ThUS$
		Restated
Cash and cash equivalents	1,072,579	1,081,642
Argentine peso	16,579	17,786
Brazilian real	197,354	131,760
Chilean peso	50,521	415,713
Colombian peso	48,191	10,843
Euro	21,927	20,339
US Dollar	667,785	394,215
Other currencies	70,222	90,986

Other financial assets (current and non-current)	546,411	442,684
Argentine peso	94	152
Brazilian real	417,477	327,110
Chilean peso	26,073	25,972
Colombian peso	522	1,748
Euro	1,525	7,438
US Dollar	97,988	78,121
Other currencies	2,732	2,143

Trade and other accounts receivable, current	1,244,348	1,162,582
Argentine peso	47,079	82,893
Brazilian real	537,221	511,171
Chilean peso	126,821	113,168
Colombian peso	2,288	7,259
Euro	32,711	49,044
US Dollar	436,774	110,312
Other currencies (*)	61,454	288,735

Accounts receivable, non-current	4,725	5,381
Brazilian real	3	3
Chilean peso	4,722	5,378

Accounts receivable from related entities, current	19,645	2,931
Brazilian real	-	293
Chilean peso	42	200
US Dollar	19,603	2,438

Total assets	2,887,708	2,695,220
Argentine peso	63,752	100,831
Brazilian real	1,152,055	970,337
Chilean peso	208,179	560,431
Colombian peso	51,001	19,850
Euro	56,163	76,821
US Dollar	1,222,150	585,086
Other currencies	134,408	381,864

(*)	See the composition of the other currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
Trade accounts receivable	1,073,599	1,077,561
Other accounts receivable	275,876	188,393
Total trade and other accounts receivable	1,349,475	1,265,954
Less: Expected credit loss	(100,402)	(97,991)
Total net trade and accounts receivable	1,249,073	1,167,963
Less: non-current portion – accounts receivable	(4,725)	(5,381)
Trade and other accounts receivable, current	1,244,348	1,162,582

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2019			As December 31, 2018
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$

Up to date	2%	875,889	(16,433)	3%	888,930	(23,933)
From 1 to 90 days	8%	56,537	(4,253)	5%	91,387	(5,014)
From 91 to 180 days	28%	16,922	(4,747)	45%	11,085	(4,983)
From 181 to 360 days	39%	47,865	(18,459)	65%	15,078	(9,864)
more of 360 days	74%	76,386	(56,510)	76%	71,081	(54,197)
Total	9%	1,073,599	(100,402)	9%	1,077,561	(97,991)

(1) Corresponds to the expected average rate.

(2) the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2019	2018
	ThUS$	ThUS$

Argentine Peso	47,079	82,893
Brazilian Real	537,224	511,174
Chilean Peso	131,543	118,546
Colombian peso	2,288	7,259
Euro	32,711	49,044
US Dollar	436,774	110,312
Other currency (*)	61,454	288,735
Total	1,249,073	1,167,963

(*) Other currencies
Australian Dollar	20,964	100,733
Chinese Yuan	2,145	5,106
Danish Krone	54	475
Pound Sterling	7,428	18,129
Indian Rupee	37	7,163
Japanese Yen	1,222	56,589
Norwegian Kroner	14	283
Swiss Franc	535	5,046
Korean Won	8,172	31,381
New Taiwanese Dollar	1,117	6,180
Other currencies	19,766	57,650
Total	61,454	288,735

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
	balance	IFRS 9 (*)	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	(77,054)	-	8,249	(19,104)	(87,909)
From January 1 to December 31, 2018	(87,909)	(10,524)	8,620	(8,178)	(97,991)
From January 1 to December 31, 2019	(97,991)	-	12,569	(14,980)	(100,402)

(*)	Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2019			As of December 31, 2018
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,073,599	(100,402)	973,197	1,077,561	(97,991)	979,570
Other accounts receivable	275,876	-	275,876	188,393	-	188,393

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	19,400	1,907
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	-	988
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	USD	205	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	36	31
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	CLP	1	-
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	-
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	1	5
	Total current assets				19,645	2,931

(b)	Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2019	2018
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	53	365
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	-	15
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	USD	3	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brasil	BRL	-	2
	Total current liabilities				56	382

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Technical stock	315,286	233,276
Non-technical stock	38,946	46,068
Total	354,232	279,344

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Provision for obsolescence Technical stock	21,193	20,500
Provision for obsolescenceNon-technical stock	11,610	4,621
Total	32,803	25,121

The resulting amounts do not exceed the respective net realization values.

For the period ended December 31, 2019, the Company recorded ThUS$ 133,286 (ThUS$ 120,214 for the period ended December 31, 2018) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	386,669	322,428	-	-	386,669	322,428
Deposits in guarantee (aircraft)	8,934	9,610	28,599	37,636	37,533	47,246
Guarantees for margins of derivatives	21,200	661	-	-	21,200	661
Other investments	-	-	494	494	494	494
Domestic and foreign bonds	19	1,394	-	-	19	1,394
Other guarantees given	6,507	7,140	15,138	20,570	21,645	27,710
Subtotal of other financial assets	423,329	341,233	44,231	58,700	467,560	399,933

(b) Hedging derivate assets
Accrued Interest since the last payment date
Cross currency swap of currencies	3	-	-	-	3	-
Fair value of interest rate derivatives	27,044	19,460	2,676	-	29,720	19,460
Fair value of foreign currency derivatives	586	3,895	-	-	586	3,895
Fair value of fuel price derivatives	48,542	-	-	-	48,542	-
Subtotal of hedging derivate assets	76,175	23,355	2,676	-	78,851	23,355

(c) Derivatives not recognized as a hedge
Foreign currency derivatives not recognized as a hedge	-	19,396	-	-	-	19,396
Subtotal of derivatives not recognized as a hedge	-	19,396	-	-	-	19,396
Total Other Financial Assets	499,504	383,984	46,907	58,700	546,411	442,684

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated		Restated
(a) Advance payments

Aircraft insurance and other	11,179	16,483	523	-	11,702	16,483
Others	15,167	20,105	1,832	4,460	16,999	24,565
Subtotal advance payments	26,346	36,588	2,355	4,460	28,701	41,048

(b) Contract assets (1)

GDS costs	16,593	14,708	-	-	16,593	14,708
Credit card commissions	23,437	21,614	-	-	23,437	21,614
Travel agencies commissions	16,546	12,635	-	-	16,546	12,635
Subtotal advance payments	56,576	48,957	-	-	56,576	48,957

(c) Other assets

Aircraft maintenance reserve (2)	27,987	831	17,844	51,836	45,831	52,667
Sales tax	167,987	187,410	34,680	38,186	202,667	225,596
Other taxes	34,295	15,255	-	-	34,295	15,255
Contributions to Société Internationale de
Télécommunications Aéronautiques (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	149,310	132,267	149,310	132,267
Others	-	1,177	-	53	-	1,230
Subtotal other assets	230,527	204,931	202,573	223,081	433,100	428,012
Total Other Non - Financial Assets	313,449	290,476	204,928	227,541	518,377	518,017

(1) Movement of Contracts assets:

			Adjustments	Difference
	Initial		by the application	by		Final
	balance	Activation	IFRS 15	conversion	Amortization	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2018	-	180,171	54,361	(5,019)	(180,556)	48,957
From January 1 to December 31, 2019	48,957	166,300	-	(4,950)	(153,731)	56,576

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

In some cases, (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2019, maintenance reserves amount to ThUS$ 45,831 (ThUS$ 52,667 as of December 31, 2018), corresponding to 8 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classifieds as held for sale at December 31, 2019 and December 31, 2018, are detailed below:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Current assets

Aircraft	482,806	265
Engines and rotables	1,943	5,299
Other	401	204
Total	485,150	5,768

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2019, four Airbus A350, aircraft two Boeing 767, were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during 2019, the sale of one motor spare Boeing 767 and one Boeing 767 aircraft were materialized. As a result of the above, during of 2019, adjustments for US $ 2 million of expense were recognized to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as in disregard held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2019	2018

Boeing 767	1	-
Airbus A350	4	-
ATR42-300	-	1
Total	5	1

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2019	2018
			%	%

Latam Airlines Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89395	99.89803
Lan Argentina S.A.	Argentina	ARS	99.98370	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2019						Income for the year ended December 31, 2019
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	519,363	481,592	37,771	510,672	508,541	2,131	1,186,668	(1,739)
Lan Cargo S.A.	634,852	334,725	300,127	462,666	398,872	63,794	274,774	(4,157)
Lan Argentina S.A.	262,049	255,641	6,408	89,070	86,912	2,158	218,989	(133,408)
Transporte Aéreo S.A.	359,335	101,128	258,207	142,423	46,383	96,040	315,105	14,610
Latam Airlines Ecuador S.A.	99,019	95,187	3,832	97,198	86,810	10,388	229,797	(3,411)
Aerovías de Integración Regional, AIRES S.A.	187,001	135,344	51,657	78,990	70,643	8,347	291,235	(3,009)
TAM S.A. (*)	5,036,864	2,580,665	2,456,199	3,497,559	2,556,280	941,279	5,013,293	185,720

	Statement of financial position as of December 31, 2018						Income for the year ended December 31, 2018
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated							Restated
Latam Airlines Perú S.A.	419,325	379,490	39,835	409,221	406,159	3,062	871,860	2,732
Lan Cargo S.A.	513,367	243,499	269,868	336,715	292,399	44,316	190,997	(34,322)
Lan Argentina S.A.	243,230	235,919	7,311	239,234	236,786	2,448	154,878	(132,538)
Transporte Aéreo S.A.	331,496	72,597	258,899	129,233	28,277	100,956	231,221	(17,609)
Latam Airlines Ecuador S.A.	108,735	96,564	12,171	98,238	89,921	8,317	174,821	4,354
Aerovías de Integración Regional, AIRES S.A.	116,352	55,865	60,487	77,984	69,150	8,834	215,366	(6,396)
TAM S.A. (*)	4,420,546	2,007,830	2,412,716	3,256,017	1,832,796	1,423,221	3,434,453	358,616

	Statement of financial position as of December 31, 2017						Income for the year ended December 31, 2017
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated							Restated
Latam Airlines Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	1,046,423	1,205
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	264,544	(30,220)
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	387,557	(41,636)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	317,436	2,172
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	219,039	3,722
Aerovías de Integración Regional, AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	279,414	526
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	4,621,338	160,582

(*)	Corresponds to consolidated information of TAM S.A. and Subsidiaries

(b)	Non-controlling

Equity

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
	Tax No.	of origin	2019	2018	2019	2018
			%	%	ThUS$	ThUS$
						Restated
Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	2,609	3,032
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	369	(101)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.13940	(6,276)	8,684
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	50	(472)
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(7)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	1.00000	2	11
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(755)	(462)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	899	378
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,503	1,740
Multiplus S.A.(*)	0-E	Brazil	-	27.26000	-	67,096
Total					(1,605)	79,908

Incomes

			For the year ended			For the year ended
		Country	December 31,	December 31,	December 31,	December 31,
	Tax No.	of origin	2019	2018	2017	2019	2018	2017
			%	%	%	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A	0-E	Peru	30.00000	30.00000	30.00000	(1,065)	1,673	360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	19	(406)	(4)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	-	-	51.00000	-	-	1,416
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.13940	0.13940	359	66	117
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02890	0.02842	48	39	24
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	0.20000	(7)	2	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	10.00000	(293)	58	398
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	0.80944	(24)	87	4
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	420	717	299
Multiplus S.A.(*)	0-E	Brazil	-	27.26000	27.26000	5,726	29,739	42,796
Total						5,183	31,975	45,410

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	845,959	828,969	845,959	828,969
Loyalty program	263,806	274,420	263,806	274,420
Computer software	220,993	156,038	656,699	529,009
Developing software	99,193	151,853	99,193	151,853
Trademarks (1)	17,959	29,361	51,326	53,391
Other assets	331	431	1,315	1,325
Total	1,448,241	1,441,072	1,918,298	1,838,967

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	8,453	78,880	-	-	87,333
Withdrawals	(244)	(684)	-	-	(928)
Transfer software	45,783	(45,580)	-	-	203
Foreign exchange	(1,215)	(254)	(14,336)	(5,459)	(21,264)
Amortization	(48,823)	-	-	(9,587)	(58,410)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	791	94,301	-	-	95,092
Withdrawals	(403)	(125)	-	-	(528)
Transfer software	59,771	(61,087)	-	-	(1,316)
Foreign exchange	(10,231)	(4,651)	(135,544)	(53,522)	(203,948)
Amortization	(54,549)	-	-	(11,046)	(65,595)
Adjustment application IAS 29 by hyperinflation Argentina	120	-	-	-	120
Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	278	91,371	47,587	-	139,236
Withdrawals	(270)	(1,123)	-	-	(1,393)
Transfer software	136,935	(140,102)	-	-	(3,167)
Foreign exchange	(1,981)	(2,806)	(30,597)	(11,612)	(46,996)
Amortization	(70,107)	-	-	(10,404)	(80,511)
Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of December 31, 2019, amounts to ThUS $ 470,057 (ThUS $ 397,895 as of December 31, 2018).

NOTE 16 – GOODWILL

Goodwill as of December 31, 2019, amounts to ThUS $ 2,209,576 (ThUS $ 2,294,072 as of December 31, 2018). The goodwill movement, separated by CGU, includes the following:

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	(29,942)	(7,890)	(37,832)
Others	-	-	-
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(300,203)	(76,922)	(377,125)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072
Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(67,133)	(17,363)	(84,496)
Transfer from Multiplus S.A. (see nota 1)	431,573	(431,573)	-
Closing balance as of December 31, 2019	2,209,576	-	2,209,576

As of December 31, 2019, the Company maintains only the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas (see Note 1), and changes in the management structure.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania.

The recoverable amount of the CGU has been determined based on the value in use calculations which require the use of assumptions. These calculations use cash flow projections covering a 5 year period which is based on the financial budgets approved by management. Cash flows beyond the 5 year period are extrapolated using the estimated revenue growth rates and average volumes, which do not exceed the average long-term revenue growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Bank of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of December 31, 2019 the recoverable values were determined using the following assumptions presented below:

Air transportation
CGU
Annual growth rate (Terminal)%		1.0 - 2.0
Exchange rate (1)	R$/US$	4.0 - 4.9
Discount rate based on the weighted average cost of capital (WACC)%		7.50 - 8.50
Fuel Price from futures price curves commodities markets	US$/barrel	79 - 80

(1) In line with the expectations of the Central Bank of Brazil

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the estimated recoverable amount exceeded the carrying amount of the cash generating unit, and therefore no impairment was detected.

The calculation of the recoverable value of the CGU is most sensitive to annual revenue growth rates, discount and exchange rates. The sensitivity analysis included the individual impact of the variations of the critical estimates when determining the recoverable amounts, namely:

Decrease
	Increase	Minimum
	Maximum	terminal
	WACC	growth rate
	%	%

Air transportation CGU	8.5	1.0

In none of the previous cases there was an impairment of the cash generating unit.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated		Restated
Construction in progress (1)	372,589	630,320	-	-	372,589	630,320
Land	48,406	45,424	-	-	48,406	45,424
Buildings	133,488	179,907	(58,626)	(67,342)	74,862	112,565
Plant and equipment	13,993,044	13,333,837	(4,630,001)	(4,361,337)	9,363,043	8,972,500
Own aircraft	13,268,562	12,595,223	(4,421,211)	(4,096,975)	8,847,351	8,498,248
Other (2)	724,482	738,614	(208,790)	(264,362)	515,692	474,252
Machinery	33,658	34,253	(28,441)	(27,659)	5,217	6,594
Information technology equipment	161,992	160,936	(141,216)	(138,372)	20,776	22,564
Fixed installations and accessories	171,469	182,629	(111,635)	(111,620)	59,834	71,009
Motor vehicles	67,060	69,653	(60,327)	(60,531)	6,733	9,122
Leasehold improvements	234,249	211,322	(135,789)	(128,055)	98,460	83,267
Right of use	5,693,553	4,987,953	(2,823,855)	(2,439,509)	2,869,698	2,548,444
Aircraft	5,438,404	4,761,529	(2,669,864)	(2,305,195)	2,768,540	2,456,334
Other assets	255,149	226,424	(153,991)	(134,314)	101,158	92,110
Total	20,909,508	19,836,234	(7,989,890)	(7,334,425)	12,919,618	12,501,809

(1)	As of December 31, 2019, includes advances paid to aircraft manufacturers for ThUS$ 348,148 (ThUS$ 612,236 as of December 31, 2018)

(2)	Consider mainly rotables and tools.

a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed				Property,
				Plant and	technology	installations	Motor	Leasehold	Rights	Plant and
	Construction		Buildings	equipment	equipment	& accessories	Vehicles	improvements	of use	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017 Restated	470,065	50,148	130,219	9,618,505	39,714	83,912	1,045	104,541	2,931,101	13,429,250
Additions	11,145	-	-	300,098	5,708	329	77	8,156	288,142	613,655
Disposals	-	-	-	(16,031)	(6)	(10)	(43)	-	-	(16,090)
Retirements	(127)	-	(6)	(25,951)	(473)	(497)	-	-	-	(27,054)
Depreciation expenses	-	-	(7,946)	(701,094)	(14,587)	(14,124)	(187)	(27,266)	(375,510)	(1,140,714)
Foreign exchange	107	(368)	(275)	(9,716)	(183)	(820)	(8)	(243)	-	(11,506)
Other increases (decreases)	75,632	-	2,556	(27,220)	(17)	11,987	(448)	(963)	21,584	83,111
Changes, total	86,757	(368)	(5,671)	(479,914)	(9,558)	(3,135)	(609)	(20,316)	(65,784)	(498,598)
Closing balance as of December 31, 2017	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	2,865,317	12,930,652
Opening balance as of January 1, 2018 Restated	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	2,865,317	12,930,652
Additions	7,927	-	-	635,367	4,995	64	24	20,410	326,298	995,085
Disposals	-	(8)	(1,412)	(4,747)	(30)	(74)	(14)	-	-	(6,285)
Retirements	(80)	-	(19)	(63,774)	(92)	(27)	-	(4)	-	(63,996)
Depreciation expenses	-	-	(6,219)	(705,577)	(11,677)	(12,538)	(146)	(27,766)	(391,138)	(1,155,061)
Foreign exchange	(714)	(4,348)	(4,244)	(94,488)	(1,819)	(8,499)	(28)	(2,351)	(13,751)	(130,242)
Other increases (decreases)	65,992	-	(89)	78,341	732	10,195	273	8,753	(238,282)	(74,085)
Adjustment application IAS 29	373	-	-	3,869	299	1,111	89	-	-	5,741
Changes, total	73,498	(4,356)	(11,983)	(151,009)	(7,592)	(9,768)	198	(958)	(316,873)	(428,843)
Closing balance as of December 31, 2018 Restated	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809
Opening balance as of January 1, 2019 (Restated )	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	2,548,444	12,501,809
Additions	21,884	7,950	-	1,694,640	6,580	26	73	34,988	753,164	2,519,305
Disposals	-	(28)	(47)	(23,945)	(13)	(75)	(11)	-	-	(24,119)
Retirements	(20)	-	-	(64,838)	(85)	(77)	-	(362)	-	(65,382)
Depreciation expenses	-	-	(5,768)	(776,225)	(8,574)	(11,945)	(94)	(19,001)	(400,384)	(1,221,991)
Foreign exchange	(1,340)	(1,103)	(914)	(24,615)	(234)	(2,007)	(125)	(432)	(4,561)	(35,331)
Other increases (decreases)	(278,255)	(3,837)	(30,974)	(418,083)	538	2,903	-	-	(26,965)	(754,673)
Changes, total	(257,731)	2,982	(37,703)	386,934	(1,788)	(11,175)	(157)	15,193	321,254	417,809
Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	2,869,698	12,919,618

(b)	Composition of the fleet:

		Aircraft included				Aircraft included
		in Property,				as Rights				Total
		plant and equipment				of use assets				fleet
		As of		As of		As of		As of		As of		As of
		December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
Aircraft	Model	2019		2018		2019		2018		2019		2018

Boeing 767	300ER	28		33		2		2		30		35
Boeing 767	300F	11	(1)	9	(1)	1		1		12	(1)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	-		-		-		2		-		2
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	6		4		10		10		16		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	96	(2)	97	(2)	46		34		142	(2)	131	(2)
Airbus A320	NEO	7		1		6		3		13		4
Airbus A321	200	30		30		19		19		49		49
Airbus A350	900	2		5		7	(3)	4	(3)	9	(3)	9
Total		227		226		110		94		337		320

(1) One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2) Three aircraft leased to Salam Air and two to Sundair

(3) Four aircraft leased to Qatar Airways, which are in assets by right of use.

(c)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)	Aircraft with remarketing clause are those that are required to sell at the end of the contract.

In the year 2019, the charge to income for the depreciation of the year, which is included in the consolidated statement of income, amounts to ThUS$ 1,221,991, ThUS$ 1,155,061 and ThUS$ 1,462,562 for the same period of the year 2018 and 2017; those amounts include depreciation of assets for right of use, for ThUS$ 400,384, ThUS$ 391,138 and ThUS$ 375,510, respectively. This expense is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2019		2018
Guarantee	Creditor		Existing	Book	Existing	Book
agent (1)	company	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	MUFG	Airbus A319	74,713	256,937	96,057	234,329
Trust Company		Airbus A320	70,644	256,651	98,903	220,390
		Boeing 767	61,728	196,244	82,793	206,868
		Boeing 787	120,938	127,283	144,312	133,388
		Airbus A321	353,774	452,107	389,080	477,778
		Boeing 787	332,131	374,998	365,375	398,510
	Aircraft and engines	Airbus A350	180,320	192,620	198,301	204,860
		Boeing 787	143,475	191,804	162,378	204,961
Banco Santander S.A.	Aircraft and engines	Airbus A320	-	-	172,474	275,511
		Airbus A321	-	-	25,661	41,957
BNP Paribas	Aircraft and engines	Airbus A319	-	-	9,693	19,113
BNP Paribas		Airbus A319	-	-	17,009	26,407
Credit Agricole		Airbus A319	-	-	11,154	31,865
		Airbus A320	85,986	95,148	134,328	132,301
		Airbus A321 / A350	83,281	67,882	22,439	24,939
		Boeing 767	10,404	35,226	21,830	43,568
	Aircraft and engines	Boeing 787	74,023	36,594	74,023	42,228
Wells Fargo	Aircraft and engines	Airbus A320	-	-	196,540	285,877
Bank Of Utah	Aircraft and engines (2)	Airbus A320 / A350	296,441	378,462	502,006	630,065
		Boeing 787	217,500	259,934	-	-
	Aircraft and engines (2)	Airbus A320 / A350	44,088	-	54,014	-
	Aircraft and engines
Natixis		Airbus A321	282,927	384,224	324,524	410,771
Citibank N.A.	Aircraft and engines	Airbus A320	-	-	78,049	132,296
		Airbus A321	-	-	28,938	70,333
UMB Bank	Aircraft and engines	Airbus A320	106,250	149,607	-	-
MUFG Bank	Aircraft and engines	Airbus A320	216,411	310,311	-	-

PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	-	-	37,615	52,435
Banco BBVA	Land and buildings (3)		-	-	50,785	64,500
Total direct guarantee			2,755,034	3,766,032	3,298,281	4,365,250

(1)	For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	As of December 31, 2019, three A350 aircraft are classified under Non-current assets or groups of assets for disposal as held for sale.

(3)	Corresponds to a debt classified under item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2019, amounts to ThUS$ 1,762,611 (ThUS$ 1,633,504 as of December 31, 2018). The book value of the assets with indirect guarantees as of December 31, 2019, amounts to ThUS$ 3,866,237 (ThUS$ 3,258,950 as of December 31, 2018).

As of December 31, 2019, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2020
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Three letter of credit	2,167	Sep 30, 2020
Bank of Utah	Latam Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2020
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letter of credit	14,327	Jan 20, 2020
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Four letter of credit	10,034	Sep 26, 2020
Sky High XXIV Leasing Company	Latam Airlines Group S.A.	Eight letter of credit	6,831	Aug 05, 2020
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	One letter of credit	3,852	Mar 15, 2020
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,500	Oct 19, 2020
Wells Fargo Bank	Latam Airlines Group S.A.	Nine letter of credit	15,160	Mar 13, 2020
Banc Of America	Latam Airlines Group S.A.	Three letter of credit	1,044	Jul 7, 2020
Macquaire Aircraft Leasing Services	Latam Airlines Group S.A.	Five letter of credit	2,582	Aug 1, 2020
TC Skyward Aviation US Inc	Tam Linhas Aéreas S.A.	One letter of credit	13,100	Oct 6, 2020
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	35,974	Apr 29, 2020
			115,671

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	261,792	192,606
Commitments for the acquisition of aircraft (*)(**)	7,390,000	14,400,000

(*)	According to the manufacturer’s price list.
(**)	The current commitments do not consider 10 Airbus aircraft of the A350 family, included in a sales contract with Delta Air Lines, Inc.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2020	2021	2022	2023	2024-2026	Total
Airbus S.A.S. (*)	3	10	11	9	11	44
A320-NEO Family	3	10	11	9	9	42
A350 Family	-	-	-	-	2	2
The Boeing Company	2	2	-	2	-	6
Boeing 787-9	2	2	-	2	-	6
Total	5	12	11	11	11	50

(*)	During the third quarter of 2019 the company signed a sale contract with Delta Air Lines, Inc. for 14 Airbus A350 family aircraft, 10 were within the current aircraft purchase commitments and 4 that were already in PPE were classified as assets held for sale as of December 31, 2019.

As of December 31, 2019, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 42 Airbus aircraft of the A320 family, with deliveries between 2020 and 2024, and 2 Airbus aircraft of the A350 family with dates delivery for 2026. The approximate amount, according to manufacturer’s list prices, is ThUS$ 5,640,000.

As of December 31, 2019, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 6 Boeing 787 Dreamliner aircraft, with delivery dates between 2020 and 2023. The approximate amount, according to manufacturer’s list prices, is ThUS$ 1,750,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended
		December 31,
		2019	2018	2017

Average rate of capitalization of capitalized interest costs	%	4.72	4.64	4,12
Costs of capitalized interest	ThUS$	1,444	13,007	8,210

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2019, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

No deferred tax has been recorded for permanent difference, since they are caused by transactions that are recorded in the financial statements and that will not have impact on income taxes.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	10,968	48,480	-	-	10,968	48,480
Other recoverable credits	18,353	20,654	-	757	18,353	21,411
Total assets by current tax	29,321	69,134	-	757	29,321	69,891

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	11,925	3,738	-	-	11,925	3,738
Total liabilities by current tax	11,925	3,738	-	-	11,925	3,738

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$
		Restated		Restated
Properties, Plants and equipment	186,311	150,831	1,700,215	1,733,327
Assets by right of use	42,011	202	(91,470)	(85,550)
Amortization	(903)	(983)	52,233	55,880
Provisions	(139,346)	(38,303)	(182,913)	(75,631)
Revaluation of financial instruments	422	445	(9,857)	458
Tax losses	155,539	170,980	(1,200,729)	(1,198,170)
Intangibles	-	-	349,082	351,238
Others	(8,451)	(9,643)	242	5,019
Total	235,583	273,529	616,803	786,571

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2017

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Properties, Plants and equipment	(1,615,783)	46,403	-	616	(1,568,764)
Assets by right of use	61,343	14,506	-	-	75,849
Amortization	(77,480)	22,486	-	174	(54,820)
Provisions	281,369	(286,267)	(785)	(4,778)	(10,461)
Revaluation of financial instruments	3,223	2,417	(1,770)	(120)	3,750
Tax losses	1,328,736	152,081	-	(1,257)	1,479,560
Intangibles	(430,705)	24,436	-	(267)	(406,536)
Others	(20,539)	(7,547)	-	(319)	(28,405)
Total	(469,836)	(31,485)	(2,555)	(5,951)	(509,827)

(b) From January 1 to December 31, 2018 Restated (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,568,764)	(19,735)	-	6,003	(1,582,496)
Assets for right of use	75,849	9,903	-	-	85,752
Amortization	(54,820)	(3,735)	-	1,692	(56,863)
Provisions	(10,461)	92,804	1,566	(46,581)	37,328
Revaluation of financial instruments	3,750	(2,326)	(269)	(1,168)	(13)
Tax losses	1,479,560	(98,154)	-	(12,256)	1,369,150
Intangibles	(406,536)	20,000	-	35,298	(351,238)
Others	(28,405)	5,439	-	8,304	(14,662)
Total	(509,827)	4,196	1,297	(8,708)	(513,042)

(c)  From January 1 to December 31, 2019

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,582,496)	67,237	-	1,355	(1,513,904)
Assets for right of use	85,752	47,729	-	-	133,481
Amortization	(56,863)	3,345	-	382	(53,136)
Provisions	37,328	13,881	2,873	(10,515)	43,567
Revaluation of financial instruments	(13)	10,142	414	(264)	10,279
Tax losses	1,369,150	(10,116)	-	(2,766)	1,356,268
Intangibles	(351,238)	(11,718)	-	13,874	(349,082)
Others	(14,662)	5,844	-	125	(8,693)
Total	(513,042)	126,344	3,287	2,191	(381,220)

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Tax losses	110,933	137,761
Total Deferred tax assets not recognized	110,933	137,761

Deferred tax assets on tax losses are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As a result, as of December 31, 2019, the Company no longer recognizes deferred tax assets for ThUS $ 110.933 (ThUS $ 137,761 as of December 31, 2018) with respect to losses of ThUS $ 338,679 (ThUS $ 447,150 at December 31, 2018).

Deferred tax expense and current income taxes:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
		Restated	Restated

Current tax expense
Current tax expense	72,999	77,713	127,024
Adjustment to previous period’s current tax	(352)	362	489
Total current tax expense, net	72,647	78,075	127,513

Deferred tax expense

Deferred expense for taxes related to the creation and reversal of temporary differences	(126,344)	(4,196)	31,485
Total deferred tax expense, net	(126,344)	(4,196)	31,485
Income tax expense	(53,697)	73,879	158,998

Composition of income tax expense (income):

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
		Restated	Restated

Current tax expense, net, foreign	76,806	65,850	100,657
Current tax expense, net, Chile	(4,159)	12,225	26,856
Total current tax expense, net	72,647	78,075	127,513

Deferred tax expense, net, foreign	37,294	58,271	21,846
Deferred tax expense, net, Chile	(163,638)	(62,467)	9,639
Deferred tax expense, net, total	(126,344)	(4,196)	31,485
Income tax expense	(53,697)	73,879	158,998

Profit before tax by the legal tax rate in Chile (27% at December 31, 2019 and 2018)

	For the year ended			For the year ended
	December 31,			December 31,
	2019	2018	2017	2019	2018	2017
	ThUS$	ThUS$	ThUS$	%	%	%

Tax expense using the legal rate	38,318	112,230	95,425	27.00	27.00	25.50

Tax effect by change in tax rate	-	5,587	897	-	1.34	0.24
Tax effect of rates in other jurisdictions	20,082	15,905	42,326	14.15	3.83	11.31
Tax effect of non-taxable operating revenues	(13,125)	(3,076)	(44,593)	(9.25)	(0.74)	(11.92)
Tax effect of disallowable expenses	66,257	61,295	35,481	46.69	14.75	9.48
Tax effect of due to the non-use of tax losses	-	46,492	211	-	11.18	0.06
Other increases (decreases) in legal tax charge	(165,229)	(164,554)	43,757	(116.43)	(39.59)	11.69
Total adjustments to tax expense using the legal rate	(92,015)	(38,351)	78,079	(64.84)	(9.23)	20.86
Tax expense using the effective rate	(53,697)	73,879	173,504	(37.84)	17.77	46.36

Other increases (decreases) in legal tax charges for US $ 165.2 million (US $ 164.6 million as of December 31, 2018) mainly include the effect of the reduction of the deferred tax liability of US $ 145.9 million (US $ 172.9 to 31 December 2018) that occurs at the early termination of the aircraft financing that were on leasing with special purpose vehicle outside Chile; and other adjustments for permanent differences in other group companies for US $ 19.3 million (US $ 8.3 as of December 31, 2018).

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	3,287	1,297

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
		Restated
Current
(a) Interest bearing loans	1,421,261	1,397,156
(b) Lease Liability	414,027	363,497
(c) Hedge derivatives	50,372	25,921
(d) Derivative non classified as hedge accounting	-	7,712
Total current	1,885,660	1,794,286

Non-current
(a) Interest bearing loans	5,772,266	5,864,570
(b) Lease Liability	2,758,130	2,494,552
(b) Hedge derivatives	22	340
Total non-current	8,530,418	8,359,462

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Current
Loans to exporters	341,475	400,721
Bank loans	16,534	37,743
Guaranteed obligations (4)	237,951	324,976
Other guaranteed obligations	97,730	97,143
Subtotal bank loans	693,690	860,583
Obligation with the public	32,061	14,643
Financial leases (4)	594,249	425,100
Other loans	101,261	96,830
Total current	1,421,261	1,397,156

Non-current
Bank loans	200,721	184,998
Guaranteed obligations (4)	1,919,376	2,209,045
Other guaranteed obligations	482,702	576,309
Subtotal bank loans	2,602,799	2,970,352
Obligation with the public (1)(2)(3)	2,032,873	1,538,436
Financial leases (4)	1,136,594	1,199,754
Other loans	-	156,028
Total non-current	5,772,266	5,864,570
Total obligations with financial institutions	7,193,527	7,261,726

(1) On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309% with respect to its even value. The bonds have semiannual interest payments and amortization of all capital at maturity and maturity date on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2) On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

The total amount issued was UF 5,000,000 with an expiration date on April 15, 2029 and a 3.60% annual coupon rate with semiannual interest payments. The placement rate was 2.73%, equivalent to an amount of ThUS$ 215,093.

The funds from the issuance were allocated 50% to the refinancing of liabilities, 30% for the financing of investments and 20% for general corporate purposes.

(3) On July 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusive property of LATAM Airlines Group SA, issued a re-opening of the LATAM 2026 bond, issued on February 11 of 2019, for US $ 200,000,000. This re-opening had a placement rate of 5.979%.

Simultaneously, dated July 11, 2019, LATAM Airlines Group S.A. announced an offer for the repurchase of up to US $ 300 million of the unsecured LATAM 2020 bond, which was issued on June 9, 2015 for an amount of US $ 500 million at a coupon rate of 7.25% and due in June 2020. Offer repurchase price was 103.8 cents per dollar of nominal amount for the bonds offered until July 24, 2019, after this date and until August 7, 2019, the offered repurchase price was reduced to 100.8 cents for dollar at the expiration of the offer, a total of US $ 238,412,000 of the bonds were redeemed, of which US $ 238,162,000 arrived on or before July 24, 2019 and US $ 250,000 after that date.

The net proceeds obtained from the re-opening of the LATAM 2026 bond was used to pay a portion of the public offer of the LATAM 2020 bond. The remainder of the public offer was paid in cash.

On December 17, 2019, LATAM Airlines Group S.A. The repurchase of the remainder (US $ 262 million) of the unsecured bond LATAM2020 ended, which, added to the repurchase of July 11, 2019, ends the entire balance of the bond. The repurchase was carried out through the buy-back mechanism called “Make-Whole,” which is a right of the bond issuer to repurchase the entire outstanding balance of debt based on a price that is calculated using government treasury bonds. of the United States with maturity close to that of the bond and adding a spread. The repurchase price was 102,45 cents per dollar of nominal bond amount.

(4) In the year ended December 31, 2019, the Company sold its participation in 8 permanent establishments. As a result of the above, the classification of financial liabilities associated with 41 aircraft of guaranteed obligations became financial leases.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2019	2018
Currency	ThUS$	ThUS$
Chilean peso (U.F.)	611,542	500,398
US Dollar	6,581,985	6,761,328
Total	7,193,527	7,261,726

Interest-bearing loans due in installments to December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,910	75,000	-	-	-	99,910	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	UF	150,000	50,000	-	-	-	200,000	150,257	50,283	-	-	-	200,540	At Expiration	2.93	2.93
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,000	-	-	-	29,000	-	29,009	-	-	-	29,009	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,205	10,410	-	-	-	15,615	5,192	10,369	-	-	-	15,561	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	137,860	-	-	137,860	255	-	137,860	-	-	138,115	Quarterly	3.62	4.61
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	62,769	-	-	62,769	113	-	62,172	-	-	62,285	At Expiration	3.10	3.10

Obligations with the public
0-E	ESTADO	Chile	UF	-	-	164,485	-	353,547	518,032	-	2,642	164,398	-	366,656	533,696	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	18,640	10,779	-	698,256	803,563	1,531,238	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	8,115	36,282	93,788	100,622	275,134	513,941	10,058	36,855	91,224	99,297	273,038	510,472	Quarterly	3.81	3.81
0-E	WILMINGTON TRUST	U.S.A.	US$	22,090	66,710	183,332	196,452	397,639	866,223	27,229	66,710	178,784	194,741	395,983	863,447	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	4,805	14,608	40,414	42,626	41,022	143,475	5,461	14,608	36,178	40,932	40,310	137,489	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,675	32,708	84,674	78,123	76,726	282,906	11,410	32,708	83,072	77,195	75,928	280,313	Quarterly	3.82	3.82
0-E	INVESTEC	England	US$	1,538	8,976	22,977	10,596	-	44,087	1,867	9,112	22,597	10,565	-	44,141	Semiannual	6.35	6.35
0-E	MUFG	U.S.A.	US$	2,973	18,593	53,816	57,993	189,285	322,660	3,182	18,593	53,367	57,694	188,471	321,307	Quarterly	3.43	3.43
-	SWAP Received Aircraft	-	US$	80	78	-	-	-	158	80	78	-	-	-	158	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,370	-	252,747	-	-	255,117	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	23,669	71,432	188,440	44,482	-	328,023	23,929	71,431	185,938	44,017	-	325,315	Quarterly	3.54	3.54

Financial leases

0-E	ING	U.S.A.	US$	3,875	7,931	-	-	-	11,806	3,952	7,931	-	-	-	11,883	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,831	14,723	6,537	-	-	26,091	4,943	14,723	6,537	-	-	26,203	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	17,972	52,790	113,746	16,399	-	200,907	18,633	52,790	112,712	16,368	-	200,503	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,901	1,926	-	-	-	3,827	1,918	1,926	-	-	-	3,844	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	8,523	23,197	25,182	20,717	10,110	87,729	9,042	23,197	24,675	20,424	9,975	87,313	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	32,321	97,956	248,086	199,037	14,284	591,684	34,868	97,956	233,822	195,209	14,138	575,993	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	5,690	17,255	46,472	3,134	-	72,551	5,959	17,255	45,805	3,128	-	72,147	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	864	2,348	7,441	8,075	915	19,643	908	2,348	7,441	8,075	915	19,687	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,483	4,509	12,474	7,242	-	25,708	1,632	4,509	12,162	7,212	-	25,515	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,010	9,148	25,278	13,904	-	51,340	3,191	9,148	24,661	13,849	-	50,849	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	702	2,173	2,279	-	-	5,154	723	2,173	2,279	-	-	5,175	Quarterly	4.41	4.41
0-E	KFW IPEX-BANK	Germany	US$	1,760	3,568	-	-	-	5,328	1,769	3,568	-	-	-	5,337	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,977	5,687	-	-	-	7,664	1,992	5,687	-	-	-	7,679	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	15,862	48,132	132,441	135,200	17,492	349,127	17,610	48,132	119,881	130,865	17,188	333,676	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,487	7,729	17,871	-	-	28,087	2,530	7,729	17,871	-	-	28,130	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	24,595	76,431	-	-	-	101,026	24,830	76,431	-	-	-	101,261	Quarterly	6.00	6.00

	Total			393,003	789,300	1,924,054	1,634,602	2,176,154	6,917,113	431,469	803,680	1,876,183	1,617,827	2,186,165	6,915,324

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	148	452	689	-	-	1,289	153	452	689	-	-	1,294	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,243	6,906	76,107	-	-	86,256	3,723	6,906	76,107	-	-	86,736	Quarterly/Semiannual	6.29	6.29
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	757	2,317	3,206	-	-	6,280	777	2,317	3,206	-	-	6,300	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,855	160,076	-	-	-	169,931	10,409	159,876	-	-	-	170,285	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	306	1,100	2,385	2,694	7,010	13,495	399	1,100	2,385	2,694	7,010	13,588	Monthly	14.72	14.72

	Total			14,309	170,851	82,387	2,694	7,010	277,251	15,461	170,651	82,387	2,694	7,010	278,203

	Total consolidated			407,312	960,151	2,006,441	1,637,296	2,183,164	7,194,364	446,930	974,331	1,958,570	1,620,521	2,193,175	7,193,527

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,000	75,000	-	-	-	113,000	38,432	75,623	-	-	-	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	50,785	-	-	-	50,785	-	50,930	-	-	-	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,000	-	-	-	-	23,000	23,025	-	-	-	-	23,025	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	200,000	-	-	-	-	200,000	200,698	-	-	-	-	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	-	-	38,231	5,480	16,385	16,232	-	-	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,000	-	-	-	15,000	-	14,964	-	-	-	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	-	-	102,521	-	-	102,521	223	-	102,521	-	-	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	-	65,862	-	65,862	118	-	-	64,957	-	65,075	At Expiration	3.10	3.10

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	500,000	-	700,000	1,200,000	13,057	-	495,617	-	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	172,591	172,591	345,182	1,586	-	-	172,420	172,530	346,536	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	658	1,986	5,384	2,052	-	10,080	715	1,986	5,384	2,052	-	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	US$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	US$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	US$	2,319	7,208	24,944	3,144	-	37,615	2,387	7,208	24,944	3,144	-	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	US$	1,454	8,472	21,667	22,421	-	54,014	1,879	8,661	21,154	22,309	-	54,003	Semiannual	7.17	7.17
-	SWAP Received Aircraft	-	US$	194	414	158	-	-	766	194	414	158	-	-	766	Quarterly	-	-
												-
Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,646	-	252,207	-	-	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42

Financial leases

0-E	ING	U.S.A.	US$	3,687	11,338	11,806	-	-	26,831	3,923	11,338	11,657	-	-	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	13,171	24,577	18,655	-	-	56,403	13,187	24,331	18,655	-	-	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	13,209	40,365	77,587	40,997	-	172,158	13,998	40,365	75,830	40,801	-	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,486	13,094	3,827	-	-	22,407	5,641	13,094	3,743	-	-	22,478	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	7,926	29,494	22,147	-	-	59,567	8,320	29,493	21,891	-	-	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	5,576	16,895	46,386	26,165	-	95,022	6,000	16,895	45,346	26,063	-	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	10,056	7,951	5,154	-	-	23,161	10,135	7,952	5,154	-	-	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,699	5,188	5,328	-	-	12,215	1,723	5,188	5,328	-	-	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,915	5,838	7,664	-	-	15,417	1,954	5,838	7,664	-	-	15,456	Monthly	4.19	4.19

Other loans

0-E	BOEING	U.S.A.	US$	-	-	55,727	-	-	55,727	-	1,229	55,727	-	-	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	US$	23,167	72,018	101,026	-	-	196,211	23,583	72,018	100,301	-	-	195,902	Quarterly	6.00	6.00

	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	138	426	1,233	54	-	1,851	147	426	1,233	54	-	1,860	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,043	6,490	44,525	41,731	-	95,789	3,656	6,490	44,525	41,731	-	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	728	2,219	6,280	-	-	9,227	756	2,219	6,280	-	-	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,422	28,872	169,930	-	-	208,224	10,212	28,871	169,730	-	-	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	US$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62

	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128

	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported is as follows:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2018 Restated	3,037,585	109,387	3,146,972

New contracts	283,620	36,191	319,811
Renegotiations	(240,047)	1,397	(238,650)
Payments	(526,071)	(30,316)	(556,387)
Accrued interest	174,327	8,623	182,950
Exchange differences	-	(5,667)	(5,667)
Other variations	8,395	625	9,020

Changes	(299,776)	10,853	(288,923)

Closing balance as of december 31, 2018 Restated	2,737,809	120,240	2,858,049

Opening balance as January 1, 2019 Restated	2,737,809	120,240	2,858,049

New contracts	719,525	23,878	743,403
Renegotiations	(41,535)	12,208	(29,327)
Payments	(539,549)	(37,391)	(576,940)
Accrued interest	165,981	11,968	177,949
Exchange differences	-	1,614	1,614
Cumulative translation adjustment	-	(467)	(467)
Other variations	-	(2,124)	(2,124)

Changes	304,422	9,686	314,108

Closing balance as of December 31, 2019 Restated	3,042,231	129,926	3,172,157

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	1,723	2,321	-	340	1,723	2,661
Fair value of interest rate derivatives	302	335	22	-	324	335
Fair value of fuel derivatives	-	15,678	-	-	-	15,678
Fair value of foreign currency derivatives	48,347	7,587	-	-	48,347	7,587
Total hedge derivatives	50,372	25,921	22	340	50,394	26,261

(d)	Derivatives do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	31 December of	31 December of	31 December of	31 December of	31 December of	31 December of
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as hedge	-	7,712	-	-	-	7,712
Total derived not qualify as hedge accounting	-	7,712	-	-	-	7,712

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	(22,662)	15,099
Interest rate swaps (2)	2,618	(2,194)
Fuel options (3)	48,542	(15,811)
Currency options R$/US$ (4)	(41)	-

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

All hedging operations have been performed for highly probable transactions.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	66,856	(27,797)	18,344
Debit (credit) transferred from net equity to income during the period	(30,074)	39,915	(15,000)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,671,304	1,279,976
(b) Accrued liabilities at the reporting date	551,570	394,327
Total trade and other accounts payables	2,222,874	1,674,303

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Trade creditors	1,408,690	1,048,033
Other accounts payable	262,614	231,943
Total	1,671,304	1,279,976

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Aircraft Fuel	476,320	304,426
Boarding Fee	234,070	210,621
Suppliers technical purchases	145,973	75,402
Handling and ground handling	114,163	84,213
Other personnel expenses	93,490	92,047
Professional services and advisory	87,825	83,182
Airport charges and overflight	81,459	82,181
Air companies	79,958	59,524
Marketing	60,850	60,303
Services on board	59,647	44,434
Leases, maintenance and IT services	59,011	55,427
Achievement of goals	30,635	21,943
Maintenance	42,202	8,244
Crew	22,921	21,265
Land services	18,166	26,014
Jol Fleet	3,997	-
Aviation insurance	3,050	11,943
Others	57,567	38,807
Total trade and other accounts payables	1,671,304	1,279,976

(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$

Aircraft and engine maintenance	292,793	170,731
Accrued personnel expenses	118,199	116,242
Accounts payable to personnel (*)	91,153	81,222
Others accrued liabilities (**)	49,425	26,132
Total accrued liabilities	551,570	394,327

(*)	Profits and bonus participation (Note 23 letter b).

(**)	See Note 22

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	2,033	2,982	164,190	197,038	166,223	200,020
Civil contingencies	2,202	1,207	66,605	59,834	68,807	61,041
Labor contingencies	971	605	26,505	23,244	27,476	23,849
Other	-	-	19,886	13,976	19,886	13,976
Provision for European
Commission investigation (2)	-	-	9,217	9,403	9,217	9,403
Total other provisions (3)	5,206	4,794	286,403	303,495	291,609	308,289

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of December 31, 2019, and December 31, 2018, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	106,943	-	106,943
Provision used	(14,860)	-	(14,860)
Difference by subsidiaries conversion	(5,830)	-	(5,830)
Reversal of provision	(135,109)	-	(135,109)
Exchange difference	(124)	1,219	1,095

Closing balance as of December 31, 2017	367,493	9,883	377,376

Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	106,870	-	106,870
Provision used	(59,032)	-	(59,032)
Difference by subsidiaries conversion	(48,330)	-	(48,330)
Reversal of provision	(66,965)	-	(66,965)
Exchange difference	(1,150)	(480)	(1,630)

Closing balance as of December 31, 2018	298,886	9,403	308,289

Opening balance as of January 1, 2019	298,886	9,403	308,289
Increase in provisions	134,847	-	134,847
Provision used	(82,212)	-	(82,212)
Difference by subsidiaries conversion	(10,764)	-	(10,764)
Reversal of provision	(58,063)	-	(58,063)
Exchange difference	(302)	(186)	(488)

Closing balance as of December 31, 2019	282,392	9,217	291,609

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the “Aerovía Fundo” (FA), for US$ 88 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2019 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

2)	European Commission Provision:

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

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2019 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (1)(2)	2,689,083	2,330,058	851,383	644,702	3,540,466	2,974,760
Sales tax	2,556	12,726	-	-	2,556	12,726
Retentions	43,916	34,434	-	-	43,916	34,434
Others taxes	7,555	7,700	-	-	7,555	7,700
Dividends payable	57,129	54,580	-	-	57,129	54,580
Other sundry liabilities	34,982	15,248	-	-	34,982	15,248
Total other non-financial liabilities	2,835,221	2,454,746	851,383	644,702	3,686,604	3,099,448

Deferred Income Movement

Adjustment
	Deferred income					application
				Loyalty		IAS 29,
		(1)		(accreditation	Expiration of	Argentina	Others
	Initial balance	Recognition	Use	and exchange)	tickets	hyperinflation	provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	2,849,266	7,690,972	(8,230,750)	944,246	(284,730)	927	4,829	2,974,760

From January 1 to December 31, 2019	2,974,760	8,264,970	(7,703,011)	124,548	(156,435)	2,232	33,402	3,540,466

(1)	The balance includes, mainly, deferred income for services not provided as of December 31, 2019 and December 31, 2018; and programs such as: LATAM Pass, LATAM Fidelidade and Multiplus:

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

After the merger of Multiplus S.A. described in Note1, the Latam Fidelidade programs and the Multiplus coalition and loyalty program become part of the Latam Pass Brazil Program.

During 2018 the Company signed a renewal of the agreement with Banco Santander-Chile, which one extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years, and during 2019 signed a renewal of the agreement with Banco Crédito del Perú.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and revenues that the Company must incur or cease to receive, respectively, during the transition period until the implementation of the strategic alliance. ThUS$ 150,000 was received on September 2019.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale. Account receivable was derecognized and ThUS$ 5,932 was recognized as financial cost on income statement.

(2)	As of December 31, 2019, Deferred Income includes ThUS $ 315,225 corresponding to the balance due from the compensation committed from Delta Airlines Inc., which will be recognized in income, on a systematic basis over the period in which related cost it intends to compensate, until the implementation of the strategic alliance. During the year, the Company recognized ThUS $ 4,435 for this concept.

Additionally, the Company maintains a balance of ThUS $ 30,340 in the Commercial accounts payable item of the Statement of Financial Position regarding to Delta compensation, for the cost already incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Retirements payments	64,824	56,126
Resignation payments	9,722	8,802
Other obligations	19,024	17,437
Total liability for employee benefits	93,570	82,365

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	101,087	(7,384)	(6,018)	5,819	(11,139)	82,365
From January 1 to December 31, 2019	82,365	11,242	(4,390)	10,636	(6,283)	93,570

The principal assumptions used in the calculation to the provision in Chile are presented below:

	For the period ended
	December 31,
Assumptions	2019	2018

Discount rate	3.13%	4.27%
Expected rate of salary increase	4.5%	4.50%
Rate of turnover	6.04%	6.60%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.8%	2.7%
Retirement age of women	60	60
Retirement age of men	65	65

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

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(7,257)	(6,538)
Change in the accrued liability an closing for decrease of 100 p.b.	5,365	4,918

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,989	4,750
Change in the accrued liability an closing for decrease of 100 p.b.	(7,159)	(6,547)

(b)	The liability for short-term:

	As of December 31, 2019	As of December 31, 2018
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	91,153	81,222

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,478,804	1,481,357	1,604,552
Short-term employee benefits	147,576	132,394	145,245
Termination benefits	54,256	54,007	85,070
Other personnel expenses	114,126	152,211	188,767
Total	1,794,762	1,819,969	2,023,634

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2019	2018
	ThUS$	ThUS$
Aircraft and engine maintenance	412,710	513,544
Fleet (JOL)	190,225	-
Provision for vacations and bonuses	15,868	15,357
Other sundry liabilities	307	376
Total accounts payable, non-current	619,110	529,277

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2019 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2018), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS$ 3,299 and adjustment for placement of 10,282 shares for ThUS$ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders’ meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US$ 303,499,070. Due to this last described placement, as of December 31, 2019, the number of subscribed and paid shares of the Company reached 606,407,693. On August 18, 2019, there was a full reduction of capital after the expiration of the three-year legal term to subscribe the balance of 466,832 shares depending on the placement of this capital increase. Consequently, at December 31, 2019 the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into. The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares

		Expired shares
	Opening	intended for compensation plans		Closing
Nro. Of shares	balance	and others		balance
From July 1 to December 31, 2018	608,374,525	(1,500,000	)(*)	606,874,525
From July 1 to December 31, 2019	606,874,525	(466,832)		606,407,693

(*) On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares

		Movement
		value	Cost of issuance
		of shares	and placement	Paid- in
	N° of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$
Paid shares as of January 1, 2018	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2018 period	-	-	-	-
Paid shares as of December 31, 2018	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c)	Treasury stock

At December 31, 2019, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	38,538	943	39,481
From January 1 to December 31, 2018	39,481	(1,607)	37,874
From January 1 to December 31, 2019	37,874	(1,585)	36,289

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions with	Legal	Closing
Periods	balance	minorities	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	2,640,281	-	(501)	2,639,780
From January 1 to December 31, 2018	2,639,780	-	(864)	2,638,916
From January 1 to December 31, 2019	2,638,916	(184,135)	(2,312)	2,452,469

Balance of Other sundry reserves comprise the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(210,048)	(25,913)	(25,911)
Others	(5,795)	(3,483)	(2,621)
Total	2,452,469	2,638,916	2,639,780

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

(3) The balance as of December 31, 2019 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$ (184.135) (see Note 1).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency	Cash flow	Actuarial gain
	translation	hedging	or loss on defined
	reserve	reserve	benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Increase (decrease) by application of new accounting standards	215,299	-	-	215,299
Initial balance Restated	(1,871,256)	1,506	(12,900)	(1,882,650)

Derivatives valuation gains (losses)	-	18,436	-	18,436
Deferred tax	-	(1,802)	-	(1,802)
Actuarial reserves by employee benefit plans	-	-	2,758	2,758
Deferred tax actuarial IAS by employee benefit plans	-	-	(784)	(784)
Translation difference subsidiaries	(54,458)	-	-	(54,458)
Closing balance as of December 31, 2017 Restated	(1,925,714)	18,140	(10,926)	(1,918,500)

Opening balance as of January 1, 2018 Restated	(1,925,714)	18,140	(10,926)	(1,918,500)
Derivatives valuation gains (losses)	-	(26,899)	-	(26,899)
Deferred tax	-	(574)	-	(574)
Actuarial reserves by employee benefit plans	-	-	(5,818)	(5,818)
Deferred tax actuarial IAS by employee benefit plans	-	-	1,566	1,566
Translation difference subsidiaries	(730,930)	-	-	(730,930)
Closing balance as of December 31, 2018	(2,656,644)	(9,333)	(15,178)	(2,681,155)

Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Derivatives valuation gains (losses)	-	65,880	-	65,880
Deferred tax	-	345	-	345
Actuarial reserves by employee benefit plans	-	-	(10,635)	(10,635)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,873	2,873
Translation difference subsidiaries	(233,643)	-	-	(233,643)
Closing balance as of December 31, 2019	(2,890,287)	56,892	(22,940)	(2,856,335)

(f.1)	Currency translation reserve

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

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

		Increase			Other
		(decrease) by	Result		increase
	Opening	new standards	for the		(decreases)	Closing
Periods	balance	(1)	period	Dividends	(1) (2)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2017 (Restated)	366,404	(460,173)	108,896	(46,591)	-	(31,464)
From January 1 to December 31, 2018 (Restated)	(31,464)	(9,548)	309,811	(54,580)	4,752	218,971
From January 1 to December 31, 2019	218,971	-	190,430	(57,129)	-	352,272

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,548) and IFRS 16 ThUS (460,173) (See Note 2).
(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$

Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h)	Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2019	2018

Date of dividend	12-31-2019	12-31-2018
Amount of the dividend (ThUS$)	57,129	54,580
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0942	0.0900

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Passengers	9,005,629	8,708,988	8,494,477
Cargo	1,064,434	1,186,468	1,119,430
Total	10,070,063	9,895,456	9,613,907

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Aircraft fuel	2,929,008	2,983,028	2,318,816
Other rentals and landing fees (*)	1,275,859	1,206,881	1,233,640
Aircraft maintenance	444,611	366,627	422,943
Comisions	221,884	222,506	252,474
Passenger services	261,330	280,279	288,662
Other operating expenses	1,291,895	1,229,311	1,374,368
Total	6,424,587	6,288,632	5,890,903

(*) Lease expenses are included within this amount (See Note 2.21)

	For the period ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
		Restated	Restated

Payments for leases of low-value assets	31,982	27,929	35,240
Total	31,982	27,929	35,240

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Depreciation (*)	1,389,465	1,307,032	1,318,725
Amortization	80,511	65,596	58,410
Total	1,469,976	1,372,628	1,377,135

(*) Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended December 31, 2019 is ThUS$ 445,680 and ThUS$ 366,393 for the same period 2018.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Bank loan interest	325,650	283,786	347,551
Financial leases	61,980	62,202	37,522
Lease liabilities	181,814	182,868	185,947
Other financial instruments	20,490	10,281	8,213
Total	589,934	539,137	579,233

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Coalition and loyalty program Multiplus (*)	36,172	126,443	240,952
Tours	96,997	108,448	109,463
Aircraft leasing	102,704	78,056	103,741
Customs and warehousing	29,353	26,667	26,793
Duty free	543	3,555	6,585
Maintenance	10,471	16,569	8,038
Other miscellaneous income	84,624	113,020	54,317
Total	360,864	472,758	549,889

(*)	See Note 22

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

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$

Cash and cash equivalents	242,624	606,673
Argentine peso	10,974	4,236
Brazilian real	9,407	34,360
Chilean peso	50,421	415,399
Colombian peso	5,971	2,732
Euro	21,927	20,339
U.S. dollar	77,933	51,382
Other currency	65,991	78,225

Other financial assets, current	47,328	57,132
Argentine peso	7	11
Brazilian real	17,395	25,829
Chilean peso	26,008	25,904
Colombian peso	138	139
U.S. dollar	2,795	4,923
Other currency	985	326

	As of	As of
	December 31,	December 31,
Current assets	2019	2018
	ThUS$	ThUS$

Other non - financial assets, current	81,521	106,952
Argentine peso	11,263	13,077
Brazilian real	20,553	37,794
Chilean peso	24,451	30,916
Colombian peso	61	434
Euro	2,878	3,935
U.S. dollar	5,140	8,949
Other currency	17,175	11,847

Trade and other accounts receivable, current	501,006	518,006
Argentine peso	22,809	54,053
Brazilian real	1,457	6,037
Chilean peso	125,342	112,133
Colombian peso	545	5,065
Euro	32,711	49,044
U.S. dollar	257,421	2,938
Other currency	60,721	288,736

Accounts receivable from related entities, current	537	593
Chilean peso	42	200
U.S. dollar	495	393

Tax current assets	19,506	20,774
Argentine peso	1,560	812
Brazilian real	1,006	1,106
Chilean peso	1,111	4,860
Colombian peso	54	5
Euro	264	-
U.S. dollar	-	429
Peruvian sun	13,707	13,306
Other currency	1,804	256

Total current assets	892,522	1,310,130
Argentine peso	46,613	72,189
Brazilian real	49,818	105,126
Chilean peso	227,375	589,412
Colombian peso	6,769	8,375
Euro	57,780	73,318
U.S. Dollar	343,784	69,014
Other currency	160,383	392,696

	As of	As of
	December 31,	December 31,
Non-current assets	2019	2018
	ThUS$	ThUS$

Other financial assets, non-current	10,243	21,850
Brazilian real	4,441	4,941
Chilean peso	65	68
Colombian peso	296	145
Euro	1,525	7,438
U.S. dollar	2,169	7,441
Other currency	1,747	1,817

Other non - financial assets, non-current	29,166	31,126
Argentine peso	54	86
Brazilian real	7,891	7,465
U.S. dollar	3	3
Other currency	21,218	23,572

Accounts receivable, non-current	4,722	5,378
Chilean peso	4,722	5,378

Deferred tax assets	3,339	2,102
Colombian peso	487	78
U.S. dollar	856	29
Other currency	1,996	1,995

Total non-current assets	47,470	60,456
Argentine peso	54	86
Brazilian real	12,332	12,406
Chilean peso	4,787	5,446
Colombian peso	783	223
Euro	1,525	7,438
U.S. dollar	3,028	7,473
Other currency	24,961	27,384

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	69,623	63,920	210,627	107,815
Argentine peso	1	3	2	-
Brazilian real	128	261	118	-
Chilean peso	42,625	41,694	15,229	68,901
Euro	145	704	339	-
U.S. dollar	26,676	16,773	194,896	38,914
Other currency	48	4,485	43	-

Trade and other accounts payables, current	1,338,123	970,872	10,091	37,809
Argentine peso	252,799	229,907	1,096	6,142
Brazilian real	59,837	30,974	320	1,152
Chilean peso	322,996	198,766	1,295	26,113
Colombian peso	2,558	7,915	868	752
Euro	113,733	84,903	484	1,375
U.S. dollar	480,129	325,385	4,263	55
Peruvian sol	24,197	37,285	1,447	1,124
Mexican peso	5,233	5,975	33	167
Pound sterling	20,289	13,395	119	305
Uruguayan peso	1,018	847	29	-
Other currency	55,334	35,520	137	624

Accounts payable to related entities, current	53	365	-	-
Chilean peso	53	253	-	-
U.S. dollar	-	112	-	-

Other provisions, current	2,079	1,434	-	-
Chilean peso	27	28	-	-
Other currency	2,052	1,406	-	-

Tax liabilities, current	-	13	-	-
Argentine peso	-	4	-	-
Brazilian real	-	-	-	-
Chilean peso	-	9	-	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	19,335	38,120	-	-
Argentine peso	348	1,089	-	-
Brazilian real	1,537	1,455	-	-
Chilean peso	705	14,130	-	-
Colombian peso	3,059	1,009	-	-
Euro	3,133	4,411	-	-
U.S. dollar	4,531	10,468	-	-
Other currency	6,022	5,558	-	-

Total current liabilities	1,429,213	1,074,724	220,718	145,624
Argentine peso	253,148	231,003	1,098	6,142
Brazilian real	61,502	32,690	438	1,152
Chilean peso	366,406	254,880	16,524	95,014
Colombian peso	5,617	8,924	868	752
Euro	117,011	90,018	823	1,375
U.S. dollar	511,336	352,738	199,159	38,969
Other currency	114,193	104,471	1,808	2,220

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2019	2018	2019	2018	2019	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	366,889	299,735	12,915	281,785	376,535	179,406
Chilean peso	236,346	16,259	2,291	237,377	369,525	172,530
Brazillian real	700	948	40	-	-	-
Euro	550	296	141	-	-	-
U.S. dollar	128,820	280,197	10,308	44,408	7,010	6,876
Other currency	473	2,035	135	-	-	-

Accounts payable, non-current	151,254	294,704	-	-	-	-
Chilean peso	14,367	14,027	-	-	-	-
U.S. dollar	135,541	279,437	-	-	-	-
Other currency	1,346	1,240	-	-	-	-

Other provisions, non-current	36,615	36,120	-	-	-	-
Argentine peso	485	542	-	-	-	-
Brazillian real	20,538	19,815	-	-	-	-
Colombian peso	281	295	-	-	-	-
Euro	9,217	9,403	-	-	-	-
U.S. dollar	6,094	6,065	-	-	-	-

Provisions for employees benefits, non-current	80,628	72,674	-	-	-	-
Chilean peso	80,628	72,187	-	-	-	-
U.S. dollar	-	487	-	-	-	-

Total non-current liabilities	635,386	703,233	12,915	281,785	376,535	179,406
Argentine peso	485	542	-	-	-	-
Brazilian real	21,238	20,763	40	-	-	-
Chilean peso	331,341	102,473	2,291	237,377	369,525	172,530
Colombian peso	281	295	-	-	-	-
Euro	9,767	9,699	141	-	-	-
U.S. dollar	270,455	566,186	10,308	44,408	7,010	6,876
Other currency	1,819	3,275	135	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2019	2018
	ThUS$	ThUS$

Total assets	939,992	1,370,586
Argentine peso	46,667	72,275
Brazilian real	62,150	117,532
Chilean peso	232,162	594,858
Colombian peso	7,552	8,598
Euro	59,305	80,756
U.S. dollar	346,812	76,487
Other currency	185,344	420,080

Total liabilities	2,674,767	2,446,785
Argentine peso	254,731	237,687
Brazilian real	83,218	54,605
Chilean peso	1,086,087	862,274
Colombian peso	6,766	9,971
Euro	127,742	101,092
U.S. dollar	998,268	1,071,190
Other currency	117,955	109,966

Net position
Argentine peso	(208,064)	(165,412)
Brazilian real	(21,068)	62,927
Chilean peso	(853,925)	(267,416)
Colombian peso	786	(1,373)
Euro	(68,437)	(20,336)
U.S. dollar	(651,456)	(994,703)
Other currency	67,389	310,114

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2019 and 2018, meant a charge of ThUS$ 32,571 and ThUS$ 38,070, respectively.

The exchange differences recognized in the statement of comprehensive income as reserves for exchange differences for conversion, for the period ended December 31, 2019 and 2018, meant a charge of ThUS$ 243,271 and ThUS$ 743,516, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,	As of December 31,
	2019	2018	2017	2016

Argentine peso	59.83	37.74	18.57	15.84
Brazilian real	4.01	3.87	3.31	3.25
Chilean peso	748.74	694.77	614.75	669.47
Colombian peso	3,271.55	3,239.45	2,984.77	3,000.25
Euro	0.89	0.87	0.83	0.95
Australian dollar	1.43	1.42	1.28	1.38
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	18.89	19.68	19.66	20.63
New Zealand dollar	1.49	1.49	1.41	1.44
Peruvian Sol	3.31	3.37	3.24	3.35
Uruguayan peso	37.24	32.38	28.74	29.28

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings / (loss) per share	2019	2018	2017
		Restated	Restated

Earnings / (loss) attributable to owners of the parent (ThUS$)	190,430	309,811	108,896

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	0.31403	0.51090	0.17958

	For the year ended
	December 31,
Diluted earnings / (loss) per share	2019	2018	2017
		Restated	Restated

Earnings / (loss) attributable to owners of the parent (ThUS$)	190,430	309,811	108,896

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	0.31403	0.51090	0.17958

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. A decision was rendered on November 11, 2019 fully in favor of Tam Viagens S.A. We are waiting to see if the Municipality files an appeal.	95,216

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,217 (8,220,000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine.

9,217

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment will be made in January 2020, which will put an end to the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany).	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$ 10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,403

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 02/28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. A decision is pending	14,061

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appeal.	59,481

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

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

					87,538

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	26,293

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on October 31, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The State Court granted the postponement of a jury trial to June 2020. In the meantime, the discovery stage continues, including verbal statements by experts on behalf of both parties. There may be some change in the committed amount, which will be reported in due course.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	65,895

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	17,982

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	17,705

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	39,584

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous Notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. A final decision is now pending.	11,139

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	23,228

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	20,410

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	14,631

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	An administrative defense was presented on May 29, 2018.	31,381

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	63,951

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	17,202

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	120,551

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The decision is pending.	16,108

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	11,777

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The decision is pending.	15,782

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense.	10,891

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019	14,423

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017

Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.

				Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-
TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	11,521

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense	10,876

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense.	10,292

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020	42,276

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5 and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The provision is undetermined.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2019, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

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

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LATAM accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LATAM’s internal controls in 2006-2007 were weak, so LATAM would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

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

(b) The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$ 6,744 and interest of ThUS$ 2,694.

On May 15, 2019, the external consultant certified that the Anticorruption program of LATAM Airlines Group S.A. It is reasonably designed and implemented to prevent and detect violations within LATAM to anti-corruption laws.

On July 23, 2019, the DOJ approved the certification made by the consultant on May 15, 2019 regarding the Anticorruption program of LATAM Airlines Group S.A.

On January 31, 2020, the Florida Court sustained the DOJ’s motion to withdraw the criminal action filed against LATAM Airlines Group S.A. as LATAM had fulfilled all the conditions in the DPA. So, the DOJ case is closed.

2) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. The last move in the cause Role No. 2530-19 leading this investigation corresponds to LATAM Airlines Group S.A. response in May 2019.

3) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in the cause Role No. 2565-19 leading this investigation corresponds to a statement on September 11, 2019

4) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this procedure, the terms and conditions of which are being negotiated.

5) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) advising of the start of an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. (Case number 2585-19). The Company is cooperating in this investigation.

6) On December 11, 2019, LATAM Airlines Group S.A. received Office No. 122019 / FFD / 208993 by the Fiscalía Regional Metropolitana Centro Norte, requesting information on statements that appeared in the press in Brazil about alleged payments to public officials within the framework of the Asociación Brasileña de Compañías Aéreas, ABEAR. Cause No. 2585-19. The Company is currently cooperating with this process.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

The Company and its subsidiaries do not maintain credit agreements that set limits on certain financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

With respect to the various contracts concluded by the Company for the financing of Boeing 787 aircraft that have the guarantee of the Export - Import Bank of the United States of America, limits have been established for some financial indicators of the parent company on a consolidated basis, in respect of which, in any case, non-compliance does not accelerate payment of the loan.

The established limits measured semiannually on the basis of the Consolidated Financial Statements are the following:

I.	Debt to EBITDAR: The ratio of the Company’s financial obligations, on a consolidated basis, to EBITDAR must not exceed 6 times.

EBITDAR: It is defined as the net result, excluding interest, depreciation, amortization, rental income and profits or extraordinary losses not related to ordinary course of business.

II.	Fixed charge index: EBITDAR of the last twelve months on the sum of the cash on a consolidated basis required to cover interest expenses during said period, plus lease rental expenses, plus dividends declared or paid by the Company. This index should not be less than 1.2 times.

III.	Minimum liquidity: The cash and cash equivalent of the Consolidated Company must not be less than ThUS$ 75,000.

Regarding the renewable credit line of credit (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of airplanes, engines, spare parts and supplies for a total amount available of US$ 600 million, this includes restrictions of minimum liquidity, measured at the level of the Consolidated Company (with a minimum level of US$ 750 million) and measured at the individual level for LATAM Airlines Group SA and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million). Compliance with these restrictions is a precondition for using the line; If the line is used, these restrictions must be reported quarterly, and failure to comply with these restrictions results in acceleration of loan payment. As of December 31, 2019, this line of credit is not used.

As of December 31, 2019 this line of credit established with a consortium of twelve banks led by Citibank, is not used.

As of December 31, 2019, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the Company’s financing contracts generally establish clauses related to changes in the ownership structure and in the controller and disposition of the assets (as refer mainly to important transfers of assets).

In particular, the contract “Indenture” signed between Guanay Finance Limited (see Note 1), LATAM Airlines Group S.A. and Citibank, N.A. on November 7, 2013, it includes clauses related to changes in the ownership structure and Company controller, which generate the anticipation of certain payment obligations. As result of the acquisition of 20% of the shares of LATAM Airlines Group S.A. by Delta Air Lines, Inc., the debt held by Guanay Finance Limited, which mature in December 2020, will be paid in March 2020, this was considered by the Company.

Finally, we Note that the particular terms of the aforementioned clauses regarding the Indenture contract are not included in any other financing contract that the Company maintains in force as of this date.

(b) Other commitments

At December 31, 2019 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date

Corporación Peruana de Aeropuertos y Aviación Comercial	Latam Airlines Perú S.A.	Twenty six letter of credit	3,493	Jan-31-20
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Twenty one letter of credit	2,990	Feb-17-20
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty five letter of credit	200,000	Feb-12-20
Instituto Nacional de Defensa de la Compentencia y de la Protección	Latam Airlines Perú S.A.	Forty three letter of credit	1,483	Feb-27-20
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Four letter of credit	2,820	Nov-15-20
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Seven letter of credit	3,790	Abr-05-20
Citibank N.A.	Latam Airlines Group S.A.	One letter of credit	27,226	Dec-20-20
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,346	Dec-31-20
Deutsche Bank A.G.	Latam Airlines Group S.A.	One letter of credit	2,500	March-31-20
Dirección General de Aeronáutica Civil	Latam Airlines Group S.A.	Forty six letter of credit	18,487	Feb-28-20
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	5,500	Jun-18-20
Metropolitan Dade County	Latam Airlines Group S.A.	Eight letter of credit	2,298	March-13-20
Numinous LLC	Latam Airlines Group S.A.	One letter of credit	2,200	Oct-15-20
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,730	Nov-24-20
Procon	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	3,728	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,277	Sep-28-21
Aena Aeropuertos S.A.	Tam Linhas Aéreas S.A.	One letter of credit	1,405	Aug-14-20
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	8,017	Aug-10-20
RB Comercial Properties 49 Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	35,974	Apr-29-20
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,927	Sep-23-24
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	3,050	Jun-25-23
10ª Vara de Execuções Fiscais Federais de São Paulo/SP.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	33,938	Oct-03-20
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,043	Sep-25-23
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	6,770	Jul-05-23
Vara Civel Campinas.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,709	Jun-14-24
Procon	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	10,453	May-19-20
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	15,856	Feb-20-21
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S/A	One letter of credit	2,329	Oct-20-21
Conselho Administrativo de Conselhos Federais	ABSA Linhas Aereas Brasileira S/A	An insurance policy guarantee	5,435	Oct-20-21
			416,774

The credit letters related to right of use assets are included in Note 17 letter (d) Additional information Property, Plant and Equipment, in numeral (i) Property Plant and equipment delivered under guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of		Nature of		Transaction amount with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2019	2018	2017
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	16	18
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	-	-	14
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	556	1,778	1,643
				Services received from National and International Courier	CLP	(3)	(85)	(382)
				Services provided of cargo transport	CLP	-	-	(17)
				Sales commissions	CLP	(218)	(821)	(761)
				Services received advertising	CLP	(726)	(1,025)
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Tickets sales	CLP	-	-	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	61	51	72
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	-	-	(2,357)
96.782.530-1	Inmobiliaria Inversiones Asturias S.A.	Related director	Chile	Tickets sales	CLP	-	25	-
76.335.600-0	Parque de Chile S.A.	Related director	Chile	Tickets sales	CLP	9	20	-
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	-	18	-
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	-	(231)	(251)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	58	62	45
				Services received of cargo transport	BRL	2	8	-
				Services provided	BRL	(10)	-	-
				Services received at airports	BRL	-	(2)	(39)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	39,528	21,321	31,707
				Interlineal received service	US$	(2,050)	(6,345)	(2,139)
				Interlineal provided service	US$	3,739	8,635	5,279
				Services provided of handling	US$	1,106	1,392	1,002
				Services provided / received others	US$	996	1,805	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Remuneration	13,701	14,841	17,826
Management fees	411	307	468
Non-monetary benefits	1,815	748	740
Short-term benefits	31,124	45,653	36,970
Long-term benefits	8,577	2,412	-
Share-based payments	3,296	(7,210)	13,173
Termination benefits	1,428	1,404	-
Total	60,352	58,155	69,177

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

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

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

This benefit is recorded in accordance with the provisions of IFRS 2 “Payments based on shares” and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2018	2,932,896	-	(171,419)	(1,168,700)	1,592,777
From January 1 to December 31, 2019	1,592,777	93,481	-	(1,686,258)	-

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of December 31, 2019 and 2018, the amount recorded is ThUS$ 3,296 and ThUS$ (7,210), respectively, classified under the line “Administrative expenses” of the Consolidated Income Statement by function.

We inform you that this Compensation Plan is finished (LP1).

(c)	LP2 compensation plans (2019-2020)

The company implemented a long-term retention plan for executives that lasts until March 2020, with a period of enforceability between October 2019 and March 2020, which consists of an extraordinary bonus whose calculation formula is based on the variation of the value experienced by the action of LATAM Airlines Group SA for a certain period of time.

At December 31, 2019 the required action price for its collection is under the initial target.

(d)	LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is applicable, if the target of the price of the action defined in each year is met. In case the bonus is accumulated, until the last year, the total bonus is doubled (in the case of the share price is activated).

(e)	Subsidiary compensation plans

(e.1)	Stock-based payments

As indicated in Note 1, and the consequent resignation of the executives of Multiplus S.A. the option plans granted were canceled. (As of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.)

Multiplus S.A.
4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2018	84,249	163,251	-	247,500
Outstanding option number as December 31, 2019	-	-	-	-

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2019	2018	2019	2018
Multiplus S.A.	-	247,500	-	247,500

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 there is no value recorded in liabilities and results.

(e.2)	Payments based on restricted stock

As of December 31, 2019, payment contracts based on restricted shares signed with the executives of Multiplus S.A. were canceled, as described in Note 1.

			Not acquired due
	Opening		to breach of employment	Closing
	balance	Exercised	retention conditions	balance

From January 1 to December 31, 2018	309,710	(83,958)	(8,916)	216,836
From January 1 to December 31, 2019	216,836	-	-	216,836

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For theyear ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Delta Air Lines Inc. compensation (1)	350,000	-	-
Fuel hedge	(9,966)	77,234	19,862
Hedging margin guarantees	(21,200)	1,573	(4,201)
Currency hedge	-	(1,282)	(17,798)
Change reservation systems	-	-	(16,120)
Tax paid on bank transaction	(11,369)	318	(6,635)
Fuel derivatives premiums	(17,102)	(13,947)	(2,832)
Bank commissions, taxes paid and other	(20,627)	(8,179)	(7,738)
Guarantees	(5,474)	14,755	59,988
Court deposits	(22,976)	(30,860)	(33,457)

Total Other inflows (outflows) Operation flow	241,286	39,612	(8,931)

Others deposits in guarantees	-	-	3,754
Tax paid on bank transaction	(2,249)	(2,476)	(2,594)
Others	-	-	(10,383)

Total Other inflows (outflows) Investment flow	(2,249)	(2,476)	(9,223)

Loan guarantee	-	-	80,615
Settlement of derivative contracts	(2,976)	(11,675)	(40,695)
Aircraft Financing advances	(55,728)	55,728	(26,214)
Others	-	-	-

Total Other inflows (outflows) Financing flow	(58,704)	44,053	13,706

(1)	See Note 22

(c)	Dividends:

	For the period ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$
Latam Airlines Group S.A.	(54,580)	(46,591)	(20,766)
Multiplus S.A. (*)	-	(26,029)	(45,876)
Latam Airlines Perú S.A. (*)	(536)	-	-
Total dividends paid	(55,116)	(72,620)	(66,642)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		December 31,
Obligations with financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated
Loans to exporters	400,721	93,000	(145,505)	(12,934)	6,193	-	341,475
Bank loans	222,741	164,095	(165,549)	(11,352)	7,320	-	217,255
Guaranteed obligations	2,534,021	607,797	(282,721)	(93,335)	93,286	(701,721)	2,157,327
Other guaranteed obligations	673,452	-	(92,549)	(28,417)	27,946	-	580,432
Obligation with the public	1,553,079	1,009,836	(487,086)	(144,932)	134,037	-	2,064,934
Financial leases	1,624,854	-	(591,861)	(72,311)	68,440	701,721	1,730,843
Other loans	252,858	27,864	(178,777)	(9,648)	8,964	-	101,261
Lease liability	2,858,049	-	(398,992)	(177,949)	891,049	-	3,172,157
Total Obligations with financial institutions	10,119,775	1,902,592	(2,343,040)	(550,878)	1,237,235	-	10,365,684

	As of	Cash flows			Non-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		December 31,
Obligations with financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Restated						Restated
Loans to exporters	314,619	293,001	(202,000)	(10,467)	5,568	-	400,721
Bank loans	321,633	74,663	(167,548)	(13,961)	7,954	-	222,741
Guaranteed obligations	4,036,843	-	(315,698)	(122,639)	99,320	(1,163,805)	2,534,021
Other guaranteed obligations	242,175	704,398	(274,339)	(16,873)	18,091	-	673,452
Obligation with the public	1,584,066	-	1,561	(107,629)	75,081	-	1,553,079
Financial leases	1,109,504	-	(691,390)	(69,808)	112,743	1,163,805	1,624,854
Other loans	282,800	55,728	(88,934)	(15,978)	19,242	-	252,858
Lease liability	3,146,972	-	(373,440)	(182,948)	267,465	-	2,858,049
Total Obligations with financial institutions	11,038,612	1,127,790	(2,111,788)	(540,303)	605,464	-	10,119,775

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the period ended
	December 31,
	2019	2018	2017
	ThUS$	ThUS$	ThUS$

Increases (payments)	(86,288)	(212,163)	(205,143)
Recoveries	349,702	157,508	103,065
Total cash flows	263,414	(54,655)	(102,078)

f)	The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2018 corresponds to:

	For the period ended
	December 31,
	2019	2018
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	118,797	6,088
Net cash flows from (used in) investment activities	64,516	(17,611)
Net cash flows from (used in) financing activities	(56,866)	3,914
Effects of variation in the exchange rate on cash and cash equivalents	(126,447)	7,609
Net increase (decrease) in cash and cash equivalents	-	-

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

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2019, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2018 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.

-	Maintenance of the Stage 1 Certification of IEnvA of our operation in Colombian, achieved in 2018
-	Preparation of the environmental chapter for the sustainability report of the company 2019, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of domestic air operations in Colombia.
-	Neutralization of land operations in all spanish speaking countries through the purchase of carbon credits for an emblematic project in the Amazon.
-	Incorporation of 100% electric power from renewable sources in the maintenance base facilities and the corporate building of operations in Chile.
-	Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile. This program aims to incorporate a hub every 6 months.

It is highlighted that in 2019, LATAM Airlines Group maintained its inclusion for the sixth consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the financial statements as of December 31, 2019, there has been a significant variation in the exchange rate (Central Bank of Brazil) R $ / US $, from R $ 4.03 to US$ to R $ 4.85 per US$ to March 13, 2020, which represents a depreciation of 20.23% of the Brazilian currency.

On March 12, 2020, LATAM Airlines and its Affiliates announced the suspension of its guidance 2020 in light of the uncertainty due to the COVID-19 (coronavirus) outbreak that is affecting the demand for air traffic. Accordingly, LATAM Airlines Group and its affiliates announced a decrease in capacity of approximately 30% of international operations. On March 16, 2020, LATAM Airlines and its affiliates updated the decrease in capacity to approximately 70% of the total operations, corresponding 90% to international operations and 40% to domestic operations.

As of this date, it is not possible to quantify the exact impact on demand or how long it may take to recover, making it impossible to estimate results for the full year.

After December 31, 2019 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2019, have been approved in the Extraordinary Board Session of March 16, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 18, 2020	LATAM AIRLINES GROUP S.A.

/s/ Ramiro Alfonsín Balza
Name: Ramiro Alfonsín Balza
Title: LATAM Airlines Group CFO