Form 20-F
period 2020-12-31
LATAM AIRLINES GROUP S.A.
filed 2021-03-10
CIK 1047716

-As filed with the Securities and Exchange Commission on March 9, 2021-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Andrés del Valle

Tel.: 56-2-2565-2525 ● E-mail: InvestorRelations@latam.com

Presidente Riesco 5711, 20th Floor

Las Condes

Santiago, Chile

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock, without par value	Over The Counter (OTC) Markets

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 606,407,693.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

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
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

EXPLANATORY NOTE

COVID-19 Pandemic

In December 2019, cases of a novel coronavirus (“COVID-19”) were first reported in Wuhan, China, and the virus spread globally. On March 11, 2020, the World Health Organization (the “WHO”) declared COVID-19 a pandemic and, that same month, governments around the world, including those of the United States, Chile and most Latin American countries, declared states of emergency in their respective jurisdictions and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

On March 2, 2020, LATAM Airlines Brazil cancelled the first flights, from Sao Paulo to Milan, as a result of the pandemic, and in April the group had reduced its operations to a mere 5.7% of the capacity (measured in ASKs) as compared to the same month of the prior year.

The pandemic has led to government-imposed travel restrictions (both domestic and international), flight cancellations, and a dramatic decline in worldwide air travel, including a 95% reduction in the group’s passenger service, which comprises the vast majority of LATAM’s operating revenues.

In response to the pandemic, the Company has implemented numerous changes to its operations related to health safety, as well as modifications to commercial policies and customer relations. For more information regarding these changes and the economic impact of the pandemic on our operations, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Passenger Marketing and Sales” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry and the Countries in Which the Group Operates—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on the business and results of operations of the group.”

Chapter 11 Proceedings

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and 28 affiliates (collectively, the “Initial Debtors”) filed their petitions for relief under Chapter 11 (“Chapter 11”) of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 (as applicable, the “Subsequent Petition Date”), nine additional affiliates of LATAM Parent (the “Subsequent Debtors” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. We refer to these proceedings in this annual report as our “Chapter 11 proceedings.” The information in this annual report is presented as of December 31, 2020, unless expressly stated otherwise, and is subject to and qualified in its entirety by our Chapter 11 proceedings and developments related thereto. Parallel and ancillary proceedings were filed in the Cayman Islands, Chile and Colombia. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. In addition, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings.

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) applied to the SEC on June 10, 2020 in order to delist our American Depositary Shares (ADSs). The delisting became effective on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAQ.”

For more information regarding the Chapter 11 filings and proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings” and “Item 4. Information on the Company – B. Business Overview – Chapter 11 Proceedings.”

PRESENTATION OF INFORMATION

Throughout this annual report on Form 20-F, we make numerous references to “LATAM.” Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us,” “our,” the “group” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates including: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A, “LATAM Airlines Peru”), LATAM-Airlines Ecuador S.A. (f/k/a Aerolane, Líneas Aéreas Nacionales del Ecuador S.A., “LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM”), TAM Linhas Aéreas S.A. (“LATAM Airlines Brazil”), LAN Cargo S.A. (“LATAM Cargo”) and its two regional affiliates: Linea Aerea Carguera de Colombia S.A. (“LANCO” or “LATAM Cargo Colombia”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA” or LATAM Cargo Brazil”) in Brazil. Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Brazil.

LATAM Airlines Argentina continues to be a consolidated affiliate, however, on June 17, 2020, it announced the indefinite cessation of its passenger and cargo operations.

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

LATAM Airlines Group and the majority of our affiliates maintain accounting records and prepare financial statements in U.S. dollars. Some of our affiliates, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian real. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian real. Our audited consolidated financial statements include the results of these affiliates translated into U.S. dollars. The International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (the “Central Bank of Chile”) on December 31, 2020, which was Ch$711.24 = US$1.00. The observed exchange rate on February 26, 2021, was Ch$708.04 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2020, which was R$5.17 = US$1.00. The observed exchange rate on February 26, 2021, was R$5.53 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real.

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts), each representing one share of Common Stock, that were listed on the New York Stock Exchange until June 22, 2020 and currently trade in the over-the-counter market.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2016, 2017, 2018, 2019 and 2020 were prepared in accordance with IFRS.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page 5 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

●	developments relating to our Chapter 11 proceedings and our ability to effectively implement a reorganization plan;

●	developments relating to the COVID-19 pandemic and measures to address it;

●	the factors described in “Item 3. Key Information—Risk Factors”;

●	our ability to service our debt and fund our working capital requirements;

●	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;

●	the determination of relationships with customers;

●	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;

●	the effects of competition in the airline industry;

●	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

●	future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;

●	natural disasters affecting travel behavior and/or exports;

●	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;

●	inflation;

●	competitive pressures on pricing;

●	our capital expenditure plans;

●	changes in labor costs, maintenance costs and insurance premiums;

●	fluctuation of crude oil prices and its effect on fuel costs;

●	cyclical and seasonal fluctuations in our operating results;

●	defects or mechanical problems with our aircraft;

●	our ability to successfully implement our growth strategy;

●	increases in interest rates; and

●	changes in regulations, including regulations related to access to routes in which the group operates and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA” or LATAM Cargo Brazil	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO” or LATAM Cargo Colombia	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Brazil”	TAM Linhas Aéreas S.A., incorporated in Chile.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Colombia”	Aerovías de Integración Regional S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	LATAM-Airlines Ecuador S.A. (f/k/a Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.), incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A.), incorporated in Perú.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

v

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

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

A. Selected Financial Data

LATAM’s Historical Financial Information

The summary consolidated annual financial information of LATAM as of December 31, 2020, 2019, 2018, 2017 and 2016 has been prepared in accordance with IFRS. In 2019, the Company adopted IFRS 16, Leases, retrospectively; restating the comparative figures as of December 31, 2018 and for the years ended December 31, 2018 and 2017, in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The selected Statement of Income Data for the years ended 2016 and 2015 and the selected Balance Sheet Data as of December 31, 2017 and 2016 have not been restated.

LATAM’s Annual Financial Information(5)(6)

	Year ended December 31,
	2020	2019	2018 (restated)	2017 (restated)	2016
	(in US$ millions, except per share and capital stock data)
The Company Statement of Income Data (1)(2)(3):
Operating revenues
Passenger	2,713.8	9,005.6	8,709.0	8,494.5	7,877.7
Cargo	1,209.9	1,064.4	1,186.5	1,119.4	1,110.6
Total operating revenues	3,923.7	10,070.1	9,895.5	9,613.9	8,988.3

Cost of sales	(4,513.2)	(7,951.3)	(7,773.4)	(7,279.4)	(6,967.0)
Gross margin	(589.5)	2,118.8	2,122.1	2,334.5	2,021.3
Other operating income(4)	411.0	360.9	472.8	549.9	538.7
Distribution costs	(294.3)	(580.0)	(615.2)	(696.8)	(747.4)
Administrative expenses	(499.5)	(735.2)	(736.3)	(952.8)	(873.0)
Other operating expenses	(692.9)	(422.8)	(356.3)	(365.5)	(373.7)
Restructuring activities expenses	(990.0)	n.a	n.a	n.a	n.a
Other gains/(losses)	(1,874.8)	11.5	53.5	(7.8)	(72.6)
Financial income	50.4	26.3	53.3	78.7	74.9
Financial costs	(587.0)	(589.9)	(539.1)	(579.2)	(416.3)
Exchange rate differences	48.4	(32.6)	(38.1)	(48.5)	121.7
Result of indexation units	9.3	(15.0)	(0.9)	0.7	0.3
Income (loss) before income taxes	(5,105.7)	141.9	415.7	313.4	273.9
Income (loss) tax expense/benefit	550.2	53.7	(73.9)	(159.0)	(163.2)
Net (loss) income for the period	(4,555.5)	195.7	341.8	154.2	110.7
Income (loss) attributable to the parent company’s equity holders	4,545.9	190.4	309.8	108.9	69.2
Income (loss) attributable to non-controlling interests	9.6	5.2	32.0	45.5	41.5
Net income (loss) for the year	(4,555.5)	195.6	341.8	154.4	110.7

Earnings per share
Average number of Shares	606,407,693	606,407,693	606,407,693	606,407,693	546,559,599
Basic earnings (loss) per share (US$)	(7.49642)	0.31403	0.51090	0.17958	0.12665
Diluted earnings (loss) per share (US$)	(7.49642)	0.31403	0.51090	0.17958	0.12665

	Year ended December 31,
	2020	2019	2018 (restated)	2017	2016
Balance Sheet Data:	(in US$ millions, except per share and capital stock data)
Cash, and cash equivalents	1,695.8	1,072.6	1,081.6	1,142.0	949.3
Other current assets in operation	1,171.6	2,460.5	2,188.5	2,312.4	2,340.3
Non-current assets and disposal groups held for sale	276.1	485.2	5.8	291.1	337.2
Total current assets	3,143.5	4,018.3	3,275.9	3,745.5	3,626.8

Property and equipment	10,730.3	12,919.6	12,501.8	10,065.3	10,498.1
Other non-current assets	1,776.3	4,150.0	4,301.1	4,987.2	5,073.3
Total non-current assets	12,506.6	17,069.6	16,802.9	15,052.5	15,571.4
Total assets	15,650.1	21,087.8	20,078.8	18,798.0	19,198.2
Total current liabilities	7,491.9	6,960.9	5,932.2	5,842.7	6,222.2
Total non-current liabilities	10,600.6	10,997.7	10,705.9	8,688.0	8,790.7
Total liabilities	18,092.5	17,958.6	16,638.1	14,530.7	15,012.9
Issued capital	3,146.3	3,146.3	3,146.3	3,146.3	3,149.6
Net equity attributable to the parent company’s equity holders	(2,435.7)	3,130.8	3,360.7	4,176.1	4,096.7
Non-controlling interest	(6.7)	(1.6)	79.9	91.1	88.6
Total net equity	(2,442.4)	3,129.2	3,440.6	4,267.2	4,185.3

Shares Outstanding	606,407,693	606,407,693	606,407,693	606,407,693	606,407,693

(1)	For more information on the affiliates included in this consolidated information, see Note 1 to our audited consolidated financial statements.

(2)	The addition of the items may differ from the total amount due to rounding.
(3)	Other operating income included in this Statement of Income Data is equivalent to the sum of income derived from Coalition and Loyalty Program, Tours, Duty free, aircraft leasing, Maintenance, customs and warehousing operations, income from non-airline products like Latam Pass, and other miscellaneous income. For more information, see Note 28 to our audited consolidated financial statements.

(4)	Results for 2020 may not be comparable to prior years as a result of our Chapter 11 proceedings.

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data:	2020	2019	2018	2017	2016
ASKs (million)	55,688.0	149,111.9	1436,264.7	136,398.4	134,967.7
RPKs (million)	42,624.4	124,521.1	119,077.4	115,962.7	113,626.9
ATKs (million)	4,708.3	6,356.7	6,497.6	6,230.3	6,704.1
RTKs (million)	3,077.8	3,526.0	3,582.5	3,421.3	3,465.9

Dividend Policy

In accordance with the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (the “Regulation to the Chilean Corporate Law”, and together with the Chilean Corporation Act, the “Chilean Corporate Law”), we must pay annual cash dividends equal to at least 30.0% of our annual consolidated net income for the prior year, subject to limited exceptions. LATAM Airlines Group’s board of directors has the authority to declare interim dividends. Year-end dividends, if any, are declared by our shareholders at our annual meeting. For a description of our dividend policy, see “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Dividend Policy” and “Item 10. Additional Information—Dividend and Liquidation Rights” LATAM. On May 18, 2017, LATAM paid US$20,766,119 in dividends in respect of the year ended December 31, 2016. On May 17, 2018, LATAM paid US$46,591,193 in dividends in respect of year ended December 31, 2017. On May 17, 2019, LATAM paid US$54,580,443 in dividends in respect of year ended December 31, 2018. In addition, although dividend reserves of US$57,129,120 were set aside to pay dividends in respect of the year ended December 31, 2019, we did not pay dividends in 2020 due to our Chapter 11 proceedings. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

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

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2017	May 17, 2018	$46,591,193	606.41	$0.07683	$0.07683
2018	May 16, 2019	$54,580,443	606.41	$0.09001	$0.09001
2019(1)		$0.00	606.41	$0.00	$0.00

(1)	Although dividend reserves of US$57,129,120 were set aside for 2019, we did not pay dividends in 2020 due to our Chapter 11 proceedings. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”

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

Risks Relating to Our Chapter 11 Proceedings

We and a substantial number of our consolidated subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, and we are subject to the risks and uncertainties associated with our Chapter 11 proceedings.

As a consequence of our Chapter 11 filings, the operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include our ability to:

●	confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings;

●	obtain sufficient financing, including for working capital whether from additional debtor-in-possession financing, exit financing or otherwise, and emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing;

●	maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers and employees; and

●	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

We will also be subject to risks relating to, among others:

●	the high costs of bankruptcy proceedings and related fees;

●	the ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or to appoint a Chapter 11 trustee or (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

●	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

Because of the many risks and uncertainties associated with a voluntary filing for relief under Chapter 11 and the related proceedings, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 proceedings may have on us and there is no certainty as to our ability to continue as a going concern.

It is impossible to predict with certainty the amount of time that we could spend in our Chapter 11 proceedings or to assure parties in interest that a plan of reorganization will be confirmed. Our Chapter 11 proceedings may involve additional expense and our management will be required to spend a significant amount of time and effort focusing on the Chapter 11 proceedings.

On September 19, 2020, the Bankruptcy Court approved the Debtors’ motion to approve certain debtor-in-possession financing for US$ 2.45 billion. Our Chapter 11 proceedings may require us to seek additional debtor-in-possession financing to fund operations, particularly if there are significant delays in our Chapter 11 proceedings. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized and the likelihood that we instead will be required to liquidate our assets may be increased, and, as a result, our common shares and debt instruments could become further devalued or become worthless. Furthermore, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to our plan of reorganization. Even once a plan of reorganization is approved and implemented, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from Chapter 11 proceedings.

We have substantial liquidity needs and may not be able to obtain sufficient liquidity to confirm a plan of reorganization and exit our Chapter 11 proceedings successfully.

Although we have taken multiple measures to reduce our expenses and have reduced the scale of our operations significantly, mainly as a result of developments relating to the spread of COVID-19, our business remains capital intensive. In addition to the cash requirements necessary to fund our ongoing operations, we have incurred significant professional fees and other costs in connection with our reorganization, and we expect that we will continue to incur significant professional fees and costs throughout our Chapter 11 proceedings. There are no assurances that our liquidity is sufficient to allow us to satisfy our obligations related to our Chapter 11 proceedings, to proceed with the confirmation of a Chapter 11 plan of reorganization and to emerge successfully from our Chapter 11 proceedings. Notably, as discussed below, to confirm a Chapter 11 plan of reorganization, we will have to demonstrate feasibility which will in part rely on our ability to demonstrate sufficient liquidity upon emergence.

We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs. Our liquidity, including our ability to meet our ongoing operational obligations and the covenants, milestones and other conditions in our debt instruments, is dependent upon, among other things: (i) our ability to comply with the terms and conditions of the cash management order entered by the Bankruptcy Court in connection with our Chapter 11 proceedings, (ii) our ability to maintain adequate cash on hand, (iii) our ability to generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19, (iv) our ability to confirm and consummate a Chapter 11 plan of reorganization and (v) the cost, duration and outcome of the Chapter 11 proceedings.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization or such confirmation may be protracted and delayed.

To emerge successfully from Bankruptcy Court protection as a viable entity, we must meet certain statutory requirements. Specifically, the Bankruptcy Court will have to find that the disclosure regarding our proposed plan of reorganization is adequate and that our procedures for solicitation are proper. In addition, we will have to obtain the requisite acceptances of our plan and demonstrate the feasibility of our plan to the Bankruptcy Court by a preponderance of the evidence in order to fulfill other statutory conditions for confirmation of our plan. To date, we have not filed a proposed plan of reorganization and there can be no assurance as to when or whether any or all of the conditions will be satisfied. Similarly, just as we cannot assure that a plan of reorganization will be approved by the Bankruptcy Court, we cannot guarantee that such plan will be recognized or approved by the courts in the other jurisdictions in which we operated and/or where we are subject to the parallel and ancillary reorganization proceedings, or whether or when we will be able to emerge from such parallel or ancillary proceedings.

In particular, the confirmation process can be subject to numerous unanticipated potential delays. The risks include the possibility that:

●	We may receive objections to confirmation of any plan of reorganization from various stakeholders in our Chapter 11 proceedings, including the effectiveness and effect of the steps required for the implementation of the Plan, which could delay and disrupt confirmation of the Plan and the Debtors’ emergence from bankruptcy. Any litigation may be expensive, lengthy and disruptive to the company’s normal business operations and the plan confirmation process. We cannot predict the impact that any objection or third party motion during our Chapter 11 proceedings may have on the Bankruptcy Court’s decision to confirm a plan of reorganization or our ability to complete a plan of reorganization. A resolution of any such litigation that is unfavorable to the Debtors could have a material adverse effect on the plan confirmation process, emergence from bankruptcy or on LATAM’s businesses, results of operations, financial condition, liquidity and cash flow.

●	Adverse publicity in connection with the Chapter 11 proceedings or otherwise could negatively affect LATAM’s business both during the proceedings, the plan confirmation process and post-emergence.

●	Counterparties to assumed and assigned contracts may object to the assignment of such contracts pursuant to section 365 of the Bankruptcy Code. Section 365(c)(1) of the Bankruptcy Code provides that a contract may not be assumed or assigned if applicable nonbankruptcy law so provides. While the Debtors do not believe that applicable nonbankruptcy law voids any of the Debtors’ assignments, a counterparty may nevertheless object to an assignment on such grounds.

The success of any reorganization will depend on approval by the Bankruptcy Court and the willingness of our creditors to agree to the exchange or modification of their claims as will be outlined in a plan of reorganization, and there can be no guarantee of success with respect to any plan of reorganization.

If a plan of reorganization is not confirmed by the Bankruptcy Court or the courts in the other jurisdictions in which we are subject to reorganization proceedings, or if we are unable to emerge from any of our reorganization proceedings, it is unclear whether or when we would be able to reorganize our business and what, if any, distributions holders of claims against us, including holders of our secured and unsecured debt and equity, would ultimately receive with respect to their claims. There can be no assurance as to whether or when we will successfully reorganize and emerge from our Chapter 11 proceedings or, if we do successfully reorganize, as to when we would emerge from Chapter 11 proceedings. If no plan of reorganization can be confirmed, or the Bankruptcy Court finds that it would be in the best interest of creditors, the Bankruptcy Court may convert or dismiss our Chapter 11 proceedings to cases under Chapter 7 of the Bankruptcy Code. In the event of conversion, a Chapter 7 trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.

Any Chapter 11 plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution.

Any plan of reorganization we may implement could affect our capital structure and the ownership, structure and operation of the business and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a going concern, (iv) our ability to retain key employees and (v) the overall strength and stability of general macroeconomic conditions. In light of the many uncertainties and risks deriving from developments relating to the spread of COVID-19, these factors and their effect on us are highly unpredictable.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections that are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. In our case, the forecasts may be even more speculative than normal because of the many uncertainties we face relating to, among others, macroeconomic conditions in the countries in which the group operates, depressed demand for air travel and severe travel restrictions imposed by governments as a result of the COVID-19 pandemic, and the time and manner in which COVID-19 vaccines are distributed in the countries in which the group operates. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of any plan of reorganization.

Upon emergence from a filing of voluntary relief under Chapter 11 of the Bankruptcy Code, our historical financial information may not be indicative of our future financial performance.

Our capital structure may be significantly altered under a plan of reorganization. Further, a plan of reorganization could materially change the amounts and classifications reported in our consolidated historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of confirmation of a plan of reorganization.

Even if a Chapter 11 plan of reorganization is confirmed, we may not be able to achieve the effective date.

It is common for plans of reorganization to contain conditions precedent to effectiveness, such as obtaining government approvals, satisfying any conditions precedent in the exit facility and entry of an order approving the plan. Even upon confirmation of a plan, there can be no assurance as to when such conditions will be satisfied, if at all.

Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.

Even if a Chapter 11 plan of reorganization is consummated, we will continue to face a number of risks, including further depressed demand for air travel and challenging economic conditions as a result of developments relating to the spread of COVID-19 or otherwise. Accordingly, we cannot guarantee that a Chapter 11 plan of reorganization will achieve our stated goals and permit us to effectively implement our strategy.

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund the group’s business after the completion of our Chapter 11 proceedings. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms.

We may be subject to claims that will not be discharged in our Chapter 11 proceedings, which could have a material adverse effect on our financial condition and results of operations.

The Bankruptcy Code provides that the confirmation of a Chapter 11 plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all claims that arose prior to confirmation of the plan of reorganization: (i) would be subject to compromise and/or treatment under the plan of reorganization and (ii) would be discharged in accordance with the Bankruptcy Code and the terms of the plan of reorganization. Any claims not ultimately discharged through a Chapter 11 plan of reorganization could be asserted against the reorganized entities and may have an adverse effect on the business and financial condition and results of operations of the group on a post-reorganization basis.

Our Chapter 11 proceedings may adversely affect our ability to maintain important relationships with creditors, customers, suppliers, employees, financing sources and other personnel and counterparties, which could materially and adversely affect us.

Our Chapter 11 proceedings may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties, including potential sources of financing. Further, public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us. Strains in any of these relationships could materially and adversely affect us. In particular, critical suppliers, credit and debit card processors and acquirers, banks, export credit agencies, providers of letters of credit, surety bonds or similar instruments, vendors, lessors and customers may determine not to do business with us due to our Chapter 11 proceedings. Also, during the pendency of the Chapter 11 proceedings, the court has stayed the enforcement of any payment toward debt obligations and we will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit our ability to respond timely to certain events or take advantage of certain opportunities.

There is uncertainty regarding our ability to continue as a going concern.

Our audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As discussed above, our ability to continue as a going concern is contingent upon, among other things, our ability to: (i) develop and successfully implement a restructuring plan within the timeframe required, (ii) reduce debt and other liabilities through the restructuring process, (iii) generate sufficient cash flow from operations and (iv) obtain financing sources to meet our future obligations. The accompanying consolidated financial statements also do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Risks Relating to our Company

A pandemic or the widespread outbreak of contagious illnesses has had, and may continue to have, a material adverse effect on the group’s business and results of operations.

The widespread outbreak of a contagious illness such as the COVID-19 pandemic, or fear of such an event, has materially reduced, and may continue to further reduce, demand for, and availability of, worldwide air travel and therefore is having a material adverse effect on the group’s business and results of operations.

In 2003, an outbreak of a coronavirus known as severe acute respiratory syndrome (SARS) originating in China became an epidemic and resulted in a slowdown of passenger air traffic due contagion fears. At the time, RPK growth was reduced due to oversupply in the market as airlines tried to cut capacity.

The COVID-19 pandemic has negatively affected global economic conditions, disrupted supply chains and otherwise negatively impacted aircraft manufacturing operations and may reduce the availability of aircraft spare parts. The ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore we cannot predict the impact it may have on the availability of aircraft or aircraft spare parts. However, the effect on our results may be material and adverse if supply chain disruptions persist and preclude our ability to adequately maintain our fleet.

The potential for a period of significantly reduced demand for travel has and will likely continue to result in significant lost revenue. As a result of these or other conditions beyond our control, our results of operations could continue to be volatile and subject to rapid and unexpected change. In addition, if the spread of COVID-19 were to continue unabated, our operations could also be negatively affected if employees are quarantined as the result of exposure to the contagious illness. We cannot fully predict the impact that the COVID-19 pandemic will continue to have on global air travel, corporate travel, and the extent to which it may impact the demand for air travel in the regions in which the group operates. Continued government-imposed travel restrictions, border closures or operational issues resulting from the rapid spread of COVID-19 or other contagious illnesses, all of which may be unpredictable, may materially reduce demand for air travel in parts of the world in which we have significant operations and could have lasting impacts on how people do business and the need or demand for business travel. In addition, the pace of the COVID-19 vaccine rollout globally may materially impact our operations. These measures and issues have had and could continue to have a material adverse effect on the group’s business and results of operations.

It is possible that in spite of mitigation measures in place, COVID-19 or other diseases could be transmitted to passengers or employees on our aircraft or at an airport, which could lead to reputational and/or financial impacts.

The health safety and sanitation measures we have implemented as a group may not be sufficient to prevent the spread or contagion of COVID-19 or other infectious diseases to our passengers or employees on our aircraft or the airports in which we operate, which could result in adverse reputational and financial impacts for the group. For further information on the health safety and sanitation measures implemented by the group, see “Explanatory Note—COVID-19 Pandemic,” above. However, it is possible that these measures could prove insufficient and COVID-19 or other diseases could be transmitted to passengers or employees in an airport or on an aircraft.

As a result of the COVID-19 pandemic, the airline industry may experience consumer behavior changes, including with regard to corporate travel, long-haul travel, and travel demand.

The potential for mid- to long-term changes to consumer behaviour resulting from the COVID-19 pandemic exists and could lead to adverse financial impacts for the Company. Corporate travel has been hindered, and in many cases, prohibited by companies due to risks during the pandemic. At this time, it is not possible to predict the potential consequences of the increased use of technology as a substitute for travel and whether or when corporate travel, long-haul travel and travel demand could return to the levels existing prior to the COVID-19 pandemic. Furthermore, travelers may be less prone to travel or be more price conscious and may choose low-cost alternatives as a result of the COVID-19 pandemic.

A failure to successfully implement the group’s strategy or a failure to adjust such strategy to the current economic situation would harm the group’s business and the market value of our ADSs and common shares.

We have developed a strategic plan with the goal of becoming one of the most admired airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk-resilient company. A tenet of our strategic plan is the continuing adoption of a new travel model for domestic and international services to address the changing dynamics of customers and the industry, and to increase our competitiveness. The new travel model is based on a continued reduction in air fares that makes air travel accessible to a wider audience, and in particular to those who wish to fly more frequently. This model requires continued cost reduction efforts and increasing revenues from ancillary activities. In connection with these efforts, the Company continues to implement a series of initiatives to reduce cost per ASK in all its operations as well as developing new ancillary revenue initiatives.

Difficulties in implementing our strategy may adversely affect the group’s business, results of operation and the market value of our ADSs and common shares.

Our financial results are exposed to foreign currency fluctuations.

We prepare and present our consolidated financial statements in U.S. dollars. LATAM and its affiliates operate in numerous countries and face the risk of variation in foreign currency exchange rates against the U.S. dollar or between the currencies of these various countries. Changes in the exchange rate between the U.S. dollar and the currencies in the countries in which the group operates could adversely affect the business, financial condition and results of operations. If the value of the Brazilian real, Chilean peso or other currencies in which revenues are denominated declines against the U.S. dollar, our results of operations and financial condition will be affected. The exchange rate of the Chilean peso, Brazilian real and other currencies against the U.S. dollar may fluctuate significantly in the future.

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect the business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Exchange Rates.”

The group depends on strategic alliances or commercial relationships in many different countries, and the business may suffer if any of our strategic alliances or commercial relationships terminates.

We maintain a number of alliances and other commercial relationships in many of the jurisdictions in which LATAM and its affiliates operate. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships deteriorates, or any of these agreements are terminated, the group’s business, financial condition and results of operations could be adversely affected.

The group’s business and results of operations may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits. Also, technical and operational problems with the airport infrastructure of cities in which we have a focus may have a material adverse effect on us.

LATAM’s business depends upon our access to key routes and airports. Bilateral aviation agreements between countries, open skies laws and local aviation approvals frequently involve political and other considerations outside of our control. The group’s operations could be constrained by any delay or inability to gain access to key routes or airports, including:

●	limitations on our ability to transport more passengers;

●	the imposition of flight capacity restrictions;

●	the inability to secure or maintain route rights in local markets or under bilateral agreements; or

●	the inability to maintain our existing slots and obtain additional slots.

The group operates numerous international routes subject to bilateral agreements, as well as domestic flights within Chile, Peru, Brazil, Ecuador and Colombia, subject to local route and airport access approvals. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

There can be no assurance that existing bilateral agreements with the countries in which the group’s companies are based and permits from foreign governments will continue to be in effect. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate at certain airports, destinations or slots, or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which the group operates that restrict our route, airport or other access may have a material adverse effect on our business, financial condition and results of operations.

Moreover, our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos International and Congonhas Airports, Brasilia’s International Airport and Lima’s Jorge Chavez International Airport. Airports may face challenges to meet their capex programs, after suffering significant financial deterioration stemming from the COVID-19 pandemic. Delays or cancelations of capex programs could impact our operations or ability to grow in the future.

Santiago’s Comodoro Arturo Merino Benítez International Airport is undergoing an important expansion, which is expected to be completed by 2021. There is a currently a dispute between the airport operator and the government arising from the impact of the COVID-19 pandemic and deceleration of airport operations on revenues, which placed additional stress on the operator’s liquidity in light of ongoing investments required for the expansion project. In order to mitigate the impact of the financial loss, the current operator is requesting an extension of the concession period, which expires in 2035. This dispute implies a risk to future opex and capex investments and adverse effects to the airport’s operations.

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

Brazilian airports, such as the Brasilia and São Paulo (Guarulhos) International Airports, have limited the number of takeoff and landing slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

One of the largest operational risks that the El Dorado International Airport in Bogotá faces is the limited capacity that it has during certain time periods due to the adverse weather conditions, the operation of non-regular flights and the lack of availability of slots. As a result, measures have been implemented to mitigate and regulate the operation, such as Ground Stop and Ground Delay Program (GDP Program), which generate delays controlled by the control tower. Another issue faced at the El Dorado International Airport is delays by ATC of the control tower in connection with the GDP Program. These delays occur particularly in certain time periods with high traffic and are associated with non-regular flight operation, emergency flights, lower performance planes, all of which lower the airport’s capacity. However, the El Dorado Airport, its concessionaire, Opain S.A., and the relevant authorities are working on the ACDM (Airport Collaborative Decision Making) project which seeks to optimize the airport’s resources, involving all the industry’s players by understanding their needs, in order to achieve a more controlled operation with less schedule delays.

A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.

The group’s cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Events that adversely affect the production, trade or demand for these goods may adversely affect the volume of goods that are transported and may have a significant impact on the results of operations. Future trade protection measures by or against the countries for which we provide cargo services may have an impact in cargo traffic volumes and adversely affect our financial results. Some of the cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 17.4% of our operating expenses in 2020. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel by increasing our fares. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risks of Fluctuations in Fuel Prices.” Hedging arrangements are limited after our Chapter 11 filings, as our ISDA contracts went stale. The Company is in the process of signing new contracts.

We rely on maintaining a high aircraft utilization rate to increase our revenues and absorb our fixed costs, which makes us especially vulnerable to delays.

Generally, a key element of our strategy is to maintain a high daily aircraft utilization rate, which measures the number of hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and absorb the fixed costs associated with our fleet and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions, unanticipated maintenance and delays by third-party service providers relating to matters such as fueling, catering and ground handling. If an aircraft falls behind schedule, the resulting delays could cause a disruption in our operating performance and have a financial impact on our results

As a result of the COVID-19 pandemic our turnaround times between flights have increased to allow for the incorporation of numerous changes to the operation, such as increased aircraft sanitization and adjusted embarking and disembarking procedures. This increase in turnaround times has a direct impact on our utilization rate. Further, as a result of our Chapter 11 proceedings, the majority of LATAM’s fleet is operating on a payment by use (or Power By Hour, “PBH”) plan, thus turning the once fixed costs into variable costs that are not easily absorbed through higher utilization.

LATAM flies and depends upon Airbus and Boeing aircraft, and our business could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or if the public negatively perceives our aircraft.

As of December 31, 2020, LATAM Airlines Group has a total fleet of 239 Airbus and 61 Boeing aircraft. Risks relating to Airbus and Boeing include:

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

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business. In the context of our Chapter 11 proceedings, certain of our agreements with suppliers may be rejected. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness—Tabular Disclosure of Contractual Obligations.”

If we are unable to incorporate leased aircraft into the fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of the aircraft fleet is subject to long-term leases. The leases typically run from three to 12 years from the date of execution. We may face more competition for, or a limited supply of, leased aircraft, making it difficult to negotiate on competitive terms upon expiration of the current leases or to lease additional capacity required for the targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in the fleet, our profitability could be adversely affected.

Furthermore, we will need Bankruptcy Court approval for certain lease transactions, which may delay or further complicate negotiations ultimately limiting our ability to take advantage of favorable market conditions.

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

In addition, a substantial portion of our property and equipment is subject to liens securing our indebtedness, including our debtor-in-possession financing. In the event that we fail to make payments on our debtor-in-possession financing or other secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—F. Long term Indebtedness—Tabular Disclosure of Contractual Obligations.”

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

We have significant exposure to LIBOR and other floating interest rates; increases in interest rates will increase our financing cost and may have adverse effects on our financial condition and results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our financial leases are denominated in U.S. dollars and bear interest at a floating rate. 55% of our outstanding consolidated debt as of December 31, 2020 bears interest at a floating rate (and 58% if you consider US$375 million in DIP financing provided by Related Parties), after giving effect to interest rate hedging agreements. Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (ARRC), a group of private-market participants, to help ensure a successful transition from U.S. dollar (USD) LIBOR to a more robust reference rate, its recommended alternative, the Secured Overnight Financing Rate (SOFR). Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate fallback language in existing contracts referencing LIBOR. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Interest Rates.”

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Significant events affecting the aviation insurance industry (such as terrorist attacks, airline crashes or accidents and health epidemics and the related widespread government-imposed travel restrictions) may result in significant increases of airlines’ insurance premiums and/or relevant decreases of insurance coverage. Further increases in insurance costs and/or reductions in available insurance coverage could have a material impact on our financial results, change the insurance strategy, and also increase the risk of uncovered losses.

Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.

The operations, including the ability to deliver customer service, are dependent on the effective operation of the equipment, including aircraft, maintenance systems and reservation systems. The operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure by the corresponding authorities in the markets in which the group operates. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect the operations and financial results as well as our reputation.

We depend on a limited number of suppliers for certain aircraft and engine parts.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2020, LATAM Airline’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney, MTU Maintenance, Rolls-Royce, General Electric and Pratt & Whitney Canada.

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

In the context of our Chapter 11 proceedings, certain of our agreements with suppliers may be rejected.

Our business relies extensively on third-party service providers. Failure of these parties to perform as expected, or interruptions in our relationships with these providers or in their provision of services to us, could have an adverse effect on our financial position and results of operations.

We have engaged a significant number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of technology infrastructure and services, performance of business processes, including purchasing and cash management, provision of aircraft maintenance and repairs, catering, ground services, and provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs (Global Distribution Systems) may be adversely affected by disruptions in our business relationships with GDS operators or by issues in the GDS’s operations. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory. In the context of our Chapter 11 proceedings, certain of our agreements with suppliers and third-party contractors may be rejected. See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings.”

Disruptions or security breaches of our information technology infrastructure or systems could interfere with the operations, compromise passenger or employee information, and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error, failure, or cybersecurity incident impacting systems hosted internally at our data centers, externally at third-party locations or cloud providers, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks and other security issues. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, customer, self-service applications (“apps”), maintenance systems, check-in kiosks, in-flight entertainment systems and data centers.

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

Labor costs constitute a significant percentage of our total operating expenses (16.0% in 2020) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

Collective action by employees could cause operating disruptions and adversely impact our business.

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt operations and adversely impact our operating and financial performance, as well as our image.

A strike, work interruption or stoppage or any prolonged dispute with employees who are represented by any of these unions could have an adverse impact on operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union. Any renegotiated collective bargaining agreement could feature significant wage increases and a consequent increase in our operating expenses. Any failure to reach an agreement during negotiations with unions may require us to enter into arbitration proceedings, use financial and management resources, and potentially agree to terms that are less favorable to us than our existing agreements. Employees who are not currently members of unions may also form new unions that may seek further wage increases or benefits.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with unionized employees.

As of December 31, 2020, approximately 64% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and with which there are established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees—Labor Relations.”

LATAM may experience difficulty finding, training and retaining employees.

The business is labor intensive. The group employs a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians. Such shortage of qualified personnel is further exacerbated as a result of our Chapter 11 proceedings, and extends to non-flight personnel. In addition, as is common with most of our competitors, the group may, from time to time, face considerable turnover of our employees. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. LATAM cannot assure you that it will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that are needed to continue the current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect the business, financial condition, and results of operations. As a result of the Chapter 11 proceedings, the group may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could impair the ability to execute strategy and implement operational initiatives, thereby adversely affecting the group.

Risks Relating to the Airline Industry and the Countries in Which the Group Operates

Our performance is heavily dependent on economic conditions in the countries in which the group does business. Negative economic conditions in those countries could adversely impact the group’s business and results of operations and cause the market price of our common shares and ADSs to decrease.

Passenger and cargo demand is heavily cyclical and highly dependent on global and local economic growth, economic expectations and foreign exchange rate variations, among other things. In the past, our business has been adversely affected by global economic recessionary conditions, weak economic growth in Chile, recessions in Brazil and Argentina, and poor economic performance in certain emerging market countries in which the group operates. The occurrence of similar events in the future could adversely affect our business. The group plans to continue to expand operations based in Latin America, which means that performance will continue to depend heavily on economic conditions in the region.

Any of the following factors could adversely affect the business, financial condition and results of operations in the countries in which the group operates:

●	changes in economic or other governmental policies;

●	changes in regulatory, legal or administrative practices;

●	weak economic performance, including, but not limited to, a slowdown in the Brazilian economy, political instability, low economic growth, low consumption and/or investment rates, and increased inflation rates; or

●	other political or economic developments over which we have no control.

No assurance can be given that capacity reductions or other steps the group may take in response to weakened demand will be adequate to offset any future reduction in cargo and/or air travel demand in markets in which the group operates. Sustained weak demand may adversely impact our revenues, results of operations or financial condition.

An adverse economic environment, whether global, regional or in a particular country, could result in a reduction in passenger traffic, as well as a reduction in the cargo business, and could also impact the ability to set fares, which in turn would materially and negatively affect our financial condition and results of operations.

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margin and competitive position. Also, it cannot be assured that in the future we will have access to adequate facilities and landing rights necessary to achieve our expansion plans.

The group must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Guarulhos International Airport in São Paulo, Jorge Chavez International Airport in Lima or Comodoro Arturo Merino Benitez International Airport in Santiago, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased substantially in recent years. We cannot assure you that the airports in which the group operates will not increase or maintain high passenger taxes and service charges in the future. Any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including takeoff and landing slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that the group will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, the group may have to amend schedules, change routes or reduce aircraft utilization. It is also possible that aviation authorities in the countries in which the group operates, change the rules for the assignment of takeoff and landing slots, as it was the case with the São Paulo airport (Congonhas) in 2019 where the slots previously operated by Avianca Brazil were reassigned. Any of these alternatives could have an adverse financial impact on operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

The business is highly regulated and changes in the regulatory environment in the different countries may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which the group operates or intend to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans. The possible failure of aviation authorities to maintain the required governmental authorizations, or our failure to comply with applicable regulations, may adversely affect our business and results of operations.

Our business, financial condition, results of operations and the price of common shares and ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level in the countries in which the group operates, involving or affecting factors such as:

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

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our common shares and ADSs.

We are also subject to international bilateral air transport agreements that provide for the exchange of air traffic rights between the countries where the group operates, and we must obtain permission from the applicable foreign governments to provide service to foreign destinations. There can be no assurance that such existing bilateral agreements will continue, or that we will be able to obtain more route rights under those agreements to accommodate our future expansion plans. Certain bilateral agreements also include provisions that require substantial ownership or effective control. Any modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permits to operate to certain airports or destinations, the inability for us to obtain favorable take-off and landing authorizations at certain high-density airports or the imposition of other sanctions could also have a negative impact on our business. We cannot be certain that a change in ownership or effective control or in a foreign government’s administration of current laws and regulations or the adoption of new laws and regulations will not have a material adverse effect on our business, financial condition and results of operations.

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

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even if fully insured, could cause the negative public perception that our operations or aircraft are less safe or reliable than those operated by other airlines, or by other flight operators, which could have a material adverse effect on our business, financial condition and results of operations.

Insurance premiums may also increase due to an accident or incident affecting one of our alliance partners or other airlines, or due to a perception of increased risk in the industry related to concerns about war or terrorist attacks, the general industry, or general industry safety.

High levels of competition in the airline industry, such as the presence of low-cost carriers in the markets in which the group operates, may adversely affect the level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which the group operates. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—International Passenger Operations” and “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations.”

Low-cost carriers have an important impact in the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean market, Sky Airline, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017, and in April 2019, another low-cost airline, Sky Airline Peru, started operations. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. A number of low-cost carriers have announced growth strategies including commitments to acquire significant numbers of aircraft for delivery in the next few years. The entry of low-cost carriers into local markets in which we compete, including those described above, could have a material adverse effect on our operations and financial performance. Additionally, certain of our competitors have also filed voluntary petitions under Chapter 11 of the Bankruptcy Code. The ability of competitors to significantly adjust their cost structure and become more competitive, resulting from a bankruptcy reorganization process or other financial restructuring may also adversely affect our ability to compete.

International strategic growth plans rely, in part, upon receipt of regulatory approvals of the countries in which we plan to expand our operations with joint business agreements (JBA). The group may not be able to obtain those approvals, while other competitors might be approved. Accordingly, we might not be able to compete for the same routes as our competitors, which could diminish our market share and adversely impact our financial results. No assurances can be given as to any benefits, if any, that we may derive from such agreements.

Some of our competitors may receive external support, which could adversely impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place the group at a competitive disadvantage and adversely affect operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized. Additionally, during the COVID-19 pandemic, some of our competitors on long-haul routes have received, or will receive, government support.

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

Some of the countries where the group operates may not comply with international agreements previously established, which could increase the risk perception of doing business in that specific market and as a consequence impact the business and financial results.

Rulings by a bankruptcy court in Brazil and by higher judicial authorities related to the bankruptcy proceedings of Avianca Brazil may appear to be inconsistent with the Cape Town Convention (CTC) treaty that Brazil has signed, thus raising concerns about the rights of creditors in respect of financings secured by aircraft. Accordingly, if creditors perceive that an increase business risk is created by these rulings for leasing or other financing transactions involving aircraft in Brazil, there is a possibility that rating agencies may issue lower credit ratings in respect of financings that are secured by aircraft in Brazil. As a result, business and financial results may be adversely affected if our financing activities in Brazil are impacted by such events.

LATAM’s operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.

LATAM’s operations are affected by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to the business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on the group’s reputation.

In 2016, the International Civil Aviation Organization (“ICAO”) adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. To the extent most of the countries in which the group operates continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework.

The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Colombia, may also affect the cost of operations and the margins.

The business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics (such as Ebola and Zika) and pandemics (such as the COVID-19 pandemic), terrorist attacks, war or political and social instability. Situations such as these in one or more of the markets in which the group operates could have a material impact on the business, financial condition and results of operations. Furthermore, the COVID-19 pandemic and other adverse public health developments could have a prolonged effect on air transportation demand and any prolonged or widespread effects could significantly impact operations.

After the terrorist attacks in the United States on September 11, 2001, the Company made the decision to reduce its flights to the United States. In connection with the reduction in service, the Company reduced its workforce resulting in additional expenses due to severance payments to terminated employees during 2001. Any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect the business, financial condition and results of operations.

After the 2001 terrorist attacks, airlines have experienced increased costs resulting from additional security measures that may be made even more rigorous in the future. In addition to measures imposed by the U.S. Department of Homeland Security and the TSA, IATA and certain foreign governments have also begun to institute additional security measures at foreign airports we serve.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be cancelled or significantly delayed, reducing profitability. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on revenues and results of operations.

An accumulation of ticket refunds could have an adverse effect on our financial results.

The COVID-19 pandemic and the corresponding widespread government-imposed travel restrictions that are outside of LATAM’s control have resulted in an unprecedented number of requests for ticket refunds from customers due to changed or cancelled flights. Although at the time this issue has been managed, we cannot assure you that the COVID-19 pandemic or other outbreak of contagious illness will not result in additional changed or cancelled flights, and we cannot predict the total amount of refunds that customers might request as a result thereof. If the group is required to pay out a substantial amount of ticket refunds in cash, this could have an adverse effect on our financial results or liquidity position. Furthermore, the Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require cash or other collateral reserves to be established or withholding of payments related to receivables to be collected, including if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

LATAM is subject to risks relating to litigation and administrative proceedings that could adversely affect the business and financial performance in the event of an unfavorable ruling.

The nature of the business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually have to pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect the business. For further information, see “Item 8. Financial Information—Legal and Arbitration Proceedings” and Note 31 to our audited consolidated financial statements included in this report.

The group is subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, the United States and in the various countries in which it operates. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations of all jurisdictions where the group operates. In addition, we are subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurance that internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of laws or regulations could have a material adverse effect on the business, reputation, results of operations and financial condition.

Latin American governments have exercised and continue to exercise significant influence over their economies.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where the group operates.

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

Political instability and social unrest in Latin America may adversely affect the business.

LATAM operates primarily within Latin America and is thus subject to a full range of risks associated with our operations in this region. These risks may include unstable political or social conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements.

Although political and social conditions in one country may differ significantly from another country, events in any of our key markets could adversely affect the business, financial conditions or results of operations.

For example, in Brazil, in the last couple of years, as a result of the ongoing Lava Jato investigation (“Operation Car Wash”), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. One of the most significant events that elapsed from this operation was the impeachment of the former President Rousseff by the Brazilian Senate on August, 2016, for violations of fiscal responsibility laws and the governing of its Vice-President, Michel Temer, during the last two years of the presidential mandate, which, due to the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office, indicted President Temer on corruption charges. Along with the political and economic uncertainty period the country was facing, in July 2017, former President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with Operation Car Wash.

In Peru, on September 30, 2019, President Martin Vizcarra took the executive action to dissolve the Peruvian Congress and called for a new election of congressional members. In response to the dissolution of the Congress, former members of the legislative body voted to suspend President Vizcarra for twelve months and appointed Vice President Mercedes Araoz as interim president to temporarily replace Mr. Vizcarra. Vice President Araoz resigned from her position as interim president the following day. On January 14, 2020, the Peruvian Constitutional Court declared the executive action taken by President Vizcarra to be constitutionally and legally valid. On January 26, 2020, congressional elections were held to elect the new Congress. The new Congress is fragmented and will likely be replaced in the next general election in April 2021.

On October 20, 2020, a group of 27 congressmen introduced a motion to hold new impeachment proceedings against President Vizcarra as a result of allegations that President Vizcarra received illicit payments from construction companies when he was the governor of Moquegua (between 2011 and 2014). On November 2, 2020, the Peruvian Congress voted to hold new impeachment proceedings. On November 9, 2020, with the affirmative vote of the required qualified members of Congress, the impeachment of President Vizcarra was approved. Because, at the time, Peru did not have designated vice presidents, the then-president of the Congress, Manuel Arturo Merino de Lama, assumed the role of acting President. Since that day, Peru has been undergoing political and social unrest, followed by multiple protests within the country. On November 15, 2020, Manuel Arturo Merino de Lama resigned from his role of acting President. On November 16, 2020, the Congress elected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and he assumed the role of acting President on November 17, 2020 until July 28, 2021.

Notwithstanding the foregoing, Peru is currently scheduled to hold a general election in April 2021 to elect a new President and Congress, which increases the uncertainty surrounding the Peruvian economy. In the past, governments have imposed controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors. We cannot be certain whether the new Peruvian government (appointed by Congress) or the Peruvian government to be elected in 2021 will continue to pursue business-friendly and open-market economic policies that stimulate economic growth and stability.

In October 2019, Chile saw significant protests associated with economic conditions resulting in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about social inequality, lack of quality education, weak pensions, increasing prices and low minimum wage. If social unrest in Chile were to continue or intensify, it could lead to operational delays or adversely impact our ability to operate in Chile.

Furthermore, current initiatives to address the concerns of the protesters are under discussion in the Chilean Congress. These initiatives include labor reforms, tax reforms and pension reforms, among others. It is not possible to predict the effect of these changes as they are still under discussion, but they could potentially result in higher payments of wages and salaries and an increase in taxes. On October 25, 2020 (postponed from April 26, 2020 due to the impact of the COVID-19 pandemic), Chile widely approved a referendum to redraft the constitution via constitutional convention. The election for selecting the 155-member constitutional convention is set to be held on April 11, 2021. Thereafter, the convention will have 9 months, with the possibility of a one-time, three-month extension, to present a new constitution, which will be approved or rejected in a referendum during 2022. In addition, Chile will hold presidential and congressional elections in November 2021.

Although conditions throughout Latin America vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition and results of operations.

Latin American countries have experienced periods of adverse macroeconomic conditions.

The business is dependent upon economic conditions prevalent in Latin America. Latin American countries have historically experienced economic instability, including uneven periods of economic growth as well as significant downturns. High interest, inflation (in some cases substantial and prolonged), and unemployment rates generally characterize each economy. Because commodities such as agricultural products, minerals, and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices. Investments in the region may also be subject to currency risks, such as restrictions on the flow of money in and out of the country, extreme volatility relative to the U.S. dollar, and devaluation.

For example, in the past, Peru has experienced periods of severe economic recession, currency devaluation, high inflation, and political instability, which have led to adverse economic consequences. We cannot assure you that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence. We cannot assure you that the current or any future administration will maintain business-friendly and open-market economic policies or policies that stimulate economic growth and social stability. In Brazil, the Brazil Real GDP decreased 3.5% in 2015, decreased 3.3% in 2016, increased 1.3% in 2017 and 2018 and increased 1.1% in 2019, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. We can offer no assurances as to the policies that may be implemented by the recently elected Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy.

Accordingly, any changes in the economies of the Latin American countries in which LATAM and its affiliates operate or the governments’ economic policies may have a negative effect on the business, financial condition and results of operations.

Risks Relating to our Common Shares and ADSs

Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our shares, trading in the ADSs or our shares during the pendency of our Chapter 11 proceedings is highly speculative and poses substantial risks.

Our post-bankruptcy capital structure will be set pursuant to a reorganization plan that requires approval by the bankruptcy court. The reorganization of our capital structure may include exchanges of new equity securities for existing equity securities or of debt securities for equity securities, which would dilute any value of our existing equity securities, or may provide for all existing equity interests in us to be extinguished. In this case, amounts invested by holders of the ADSs or our shares will not be recoverable and these securities will have no value.

As a result of our Chapter 11 proceedings, on June 10, 2020, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, effective at the opening of business on June 22, 2020. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market. There can be no assurance that the ADSs will continue to trade in the over-the-counter market or that any public market for the ADSs will exist in the future, whether broker-dealers will continue to provide public quotes of the ADSs, whether the trading volume of the ADSs will be sufficient to provide for an efficient trading market, whether quotes for the ADSs may be blocked in the future or that we will be able to relist the ADSs on a securities exchange.

Trading prices of the ADSs or our shares bear no relationship to the actual recovery, if any, by their holders in the context of our Chapter 11 proceedings. Additionally, trading prices of ADSs or our shares may experience significant fluctuation and volatility. Due to these and other risks described in this annual report, trading in the ADSs or our shares during the pendency of our Chapter 11 proceedings poses substantial risks and we urge extreme caution with respect to existing and future investments in these securities.

Our major shareholders may have interests that differ from those of our other shareholders.

One of the major shareholder groups, the Cueto Group (the “Cueto Group”), beneficially owned 16.39% of our common shares as of February 28, 2021. The Amaro Group (the “Amaro Group”), as of February 28, 2021, held 6.40 % of LATAM shares through TEP Chile and TEP Aeronáutica S.A. Previously, the Amaro Group held a 21.88% stake in Costa Verde Aeronáutica S.A., the main legal vehicle through which the Cueto Group holds its LATAM shares, which included 4.42% of the 6.40% LATAM shares held by the Amaro Group. On December 28, 2020, however, TEP Aeronáutica S.A. was created through a demerger of Costa Verde Aeronáutica S.A., and the Amaro Group’s interest in Costa Verde Aeronáutica S.A. transferred to the new company, wholly-owned by the Amaro Group, and which as of February 28, 2021, held 4.42% of the LATAM Shares. Pursuant to an existing shareholders’ agreement, the Cueto Group and the Amaro Group have agreed to use their good faith efforts to reach an agreement and act jointly on all actions to be taken by our board of directors or shareholders’ meeting, and if unable to reach to such agreement, to follow the proposals made by our board of directors. Decisions by the Company that require supermajority votes under Chilean law are subject to voting arrangements by the Cueto Group and the Amaro Group. In addition, other shareholders including, Delta Air Lines, Inc, which, as of February 28, 2021, held 20.00% of our common shares, and Qatar Airways Investments (UK) Ltd., which as of February 28, 2021, held 9.999999918% of our common shares, could have interests that may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our majority shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right; for example, the members of the board of directors elected by the shareholders in 2020 designated Mr. Ignacio Cueto, to serve in this role.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

Our common shares are listed on the two Chilean stock exchanges. Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past imposed such exchange controls. Nevertheless, foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Furthermore, any changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.

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

As described further in “Item 10. Additional Information—Preemptive Rights and Increases in Share Capital,” to the extent that a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. However, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10. Additional Information—E. Taxation—Chilean Tax—Capital Gains.” As described further in “Item 10. Additional Information—Preemptive Rights and Increases in Share Capital,” the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering. If a secondary market for the sale of preemptive rights does not develop and such rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries. For further information, see “Item 16. Reserved—G. Corporate Governance.”

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

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), and the Chilean Electronic Exchange and its ADSs currently trade in the over-the-counter market with a market capitalization of US$1.13 billion as of February 28, 2021.

LATAM’s history goes back to 1929, when the Chilean government founded LAN. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to the Scandinavian Airlines System. In 1994, the Cueto Group, one of LATAM’s major shareholders, together with other major shareholders, acquired 98.7% of LAN’s stock, including the remaining shares then held by the Chilean government. In 1997, LAN became the first Latin American airline to list its shares (which trade in the form of ADSs) on the New York Stock Exchange.

Over the past decade, LATAM has significantly expanded its operations in Latin America, initiating services in Peru in 1999, Argentina in 2005, Ecuador in 2009, and Colombia in 2010. The business combination of LAN and TAM in June 2012 further expanded the Company’s operations in Brazil, where TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), the TAM operating entity, is a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In September 2002, TAM’s name was changed to TAM S.A. and its shares were listed on the Brazilian Stock Exchange (“Bovespa”) in June 2005. From 2006 until the combination with LAN in 2012, TAM ADSs were also listed on the New York Stock Exchange (“NYSE”).

As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, on May 26, 2020 LATAM Airlines Group S.A. and 28 affiliates filed their petitions for relief under Chapter 11 of the Bankruptcy Code, with the Bankruptcy Court. On July 7, 2020 and July 9, 2020 nine additional affiliates of LATAM Airlines Group S.A. filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Additional parallel and ancillary proceedings were filed in the Cayman Islands, Colombia, Perú and Chile. In June 2020, LATAM Airlines Argentina announced its indefinite cessation of passenger and cargo operations.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-2525. We have designated LATAM Airlines Group as our agent in the United States, located at 970 South Dixie Highway, Miami, Florida 33156. Our Investor Relations website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information, contact Andrés del Valle, Senior Vice President of Corporate Finance and Investor Relations, at InvestorRelations@latam.com.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. BUSINESS OVERVIEW

General

LATAM is the largest passenger airline group in South America. We are also one of the largest airline groups in the world in terms of network connections, as of December 31, 2020, providing passenger transport services to 111 destinations in 16 countries and cargo services to approximately 117 destinations in 20 countries, with an operating fleet of 300 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 28,400 employees.

For the year 2020, LATAM transported approximately 28 million passengers, a decrease from prior years due to the impact of the COVID-19 pandemic on worldwide travel. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador (the Group suspended its operations in Argentina in June 2020); and also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, and Colombia carry out cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freight aircraft. The group also offers other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2020, the group provided scheduled passenger service to 12 destinations in Chile, 19 destinations in Peru, 7 destinations in Ecuador, 12 destinations in Colombia, 44 destinations in Brazil, eight destinations in other Latin American countries and the Caribbean, 5 destinations in North America, and 4 destinations in Europe, a decrease from last year due to impacts of the COVID-19 pandemic on the operations.

In addition, as of December 31, 2020, through various code-sharing agreements, the group offers service to 72 destinations in North America, 52 destinations in Europe, 17 destinations in Australasia, 21 destinations in Asia and 8 destinations in Africa.

Competitive Strengths

Our strategy is to maintain LATAM Airlines Group’s position as the leading airline in South America by leveraging our unique position in the airline industry. LATAM Airlines Group is the only airline group in the region with a domestic presence in five markets, as well as intra-regional and long-haul operations to three continents. As a result, the Company has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, LATAM’s unique leadership position in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth, ensuring LATAM’s long term sustainability. We believe our most important competitive strengths are:

Leader in the South America Airlines Space, with a Unique Leadership Position among Global Airlines

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest operator of intra-regional routes, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we are able to offer the best connectivity options between South America and the rest of the world.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

Our operations are highly geographically diversified, including domestic operations in five different countries, as well as operations within South America and connecting South America with various international destinations. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, reducing our break-even load factors and enhancing our per flight profitability. Additionally, this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2020, passenger, cargo and other revenues accounted for 50.8%, 39.5% and 9.7% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of the fleet is approximately ten years, making it one of the most modern in Latin America and in the world. A younger fleet makes the group more cost competitive because it reduces fuel consumption and maintenance costs, and enables LATAM to enjoy a high degree of performance reliability. In addition, a modern and fuel-efficient fleet reflects a strong commitment to the environment as new aircraft incorporate the industry’s latest technology, allowing for a substantial reduction in emissions, and also in noise levels.

LATAM selects aircraft based on their ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to minimize the number of different aircraft types the group operates.

The Company’s fleet plan as of December 31, 2020, includes a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo, a re-engined A320 that the Company received for the first time in 2016, becoming the first airline in Latin America to fly this model. For long-haul passenger flights, the group operates Boeing 767-300ER, the Boeing 787-8, the Boeing 787-9, the, the Boeing 777-300ER and the Airbus A350-900 which started operations in 2016. The Boeing 787 and Airbus A350 models allow us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. For cargo flights, the group operates Boeing 767-300F aircraft.

In connection with our Chapter 11 proceedings, we are evaluating the adequate fleet needs and right-sizing our fleet for the coming years. During bankruptcy, the Company has rejected 31 aircraft, agreed on stipulations with its lessors for more favorable rent terms, and negotiated lease amendments and new lease agreements.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016, our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service and technologically advanced operations, and is well recognized and respected in the markets in which the group operates. In 2020, despite challenging global conditions, LATAM received first place in punctuality in the global category, according to the annual On-Time Performance (OTP) report compiled by Cirium, and first place of the ranking “Punctuality List 2020” compiled by the Official Airline Guide (OAG). In addition, LATAM Airlines Group was recognized as the ‘Best Airline in South America’ in Skytrax World Airline Awards. Furthermore, LATAM was awarded “Best Cabin Service in South America” and “Best Inflight Entertainment in South America” in the APEX Passenger Choice Awards and was recognized by APEX as “Best Global Airline of South America.”

Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines Inc, following the framework agreement signed in 2019, which we expect to unlock new growth opportunities, building upon Delta’s and LATAM’s global footprint. For more information on the framework agreement see “Item 4. Information on the Company—B. Business Overview—Passenger Alliances and Commercial Agreements.”

Recognized Loyalty Program

Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the most admired airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We believe that we are the only airline group in the world with a local presence in five home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

Enhance Brand Leadership and Customer Experience

We will always seek to be the preferred choice of passengers in South America. Our efforts are supported by a differentiated passenger experience and our leveraging of mobile digital technologies. We continue working on the implementation of our single, unified brand, culture, product and value proposition for our passengers. Additionally, we are focused on the evolution of LATAM’s E-business strategy, including applications to achieve ancillary revenues and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.

Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. Cost savings include reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service offering in domestic and international markets. In 2020 and in the context of our Chapter 11 proceedings, we worked to reduce and variabilize fixed costs, specifically related to fleet costs and wages and benefits.

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

COVID-19 Effects

As government-imposed travel restrictions loosened throughout the year, LATAM gradually restarted its operation and closed the year with 38.3% of ASKs compared to December of the previous year. LATAM Cargo played a key role during 2020 in terms of supporting the communities in which LATAM operates by transporting medical supplies, face masks, COVID-19 rapid tests, medicine and ventilators to the region from all over the world. One milestone in 2020 was LATAM Cargo’s first flight to China, and thereafter the completion of 86 flights in total from China to the region, to bring medical supplies.

Since our cargo operation transports the majority of goods in the bellies of our passenger aircraft, complementing the 12 dedicated cargo freighters, the worldwide decline in air travel led to a drastic decline in cargo capacity. Therefore, cargo operated many passenger planes adapted for cargo in order to compensate the capacity reduction and continue to support companies and industries that depend on the network to sustain their own business operations, including, for example, the Chilean salmon industry. In 2019, cargo revenues represented approximately 10% of LATAM’s revenues and during 2020 this figure increased to 39.5% of our total revenues.

In response to the COVID-19 pandemic, the Company implemented numerous changes to its operations related to aircraft sanitation, changes in boarding and disembarking procedures, making the use of face masks mandatory for passengers and crew, installation of HEPA filters in cabin ventilation systems in all of the group’s aircraft, among others, all of the foregoing in accordance with the recommendations of international organizations such as the International Air Transport Association (IATA), the WHO, and local governments. This has resulted in a substantial increase in our operating costs as well as an increase in the turnaround time between flights. LATAM has also modified its commercial policies and has implemented a series of measures to alleviate the impact of the COVID-19 pandemic on its passengers, including refunds and changes of tickets.

For more information regarding the economic impact of the pandemic on our operations, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Passenger Marketing and Sales” and “Item 3. Key Information—D. Risk Factors—Risks Relating to the Airline Industry and the Countries in Which the Group Operates—A pandemic or the widespread outbreak of contagious illnesses can have a material adverse effect on the business and results of operations.”

Suspension of Operations of LATAM Airlines Argentina

On June 17, 2020, LATAM Airlines Argentina announced an indefinite cessation of its domestic passenger and cargo operations as a result of current local industry conditions, which were exacerbated by the COVID-19 pandemic. The international operations from Argentina to Brazil, Chile, Peru and the United States will continue to be served by other LATAM Airlines Group affiliates.

Chapter 11 Proceedings

As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, the Debtors filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. LATAM also filed parallel and ancillary proceedings, which are intended to extend the relief provided for by the Bankruptcy Code to various local jurisdictions and help effectuate a global restructuring. The Bankruptcy Court and foreign courts have agreed to a cross-border communications protocol to facilitate the administration of the cases across jurisdictions.

Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume, or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. Parties to contracts rejected by a debtor may file proofs of claim against that debtor’s estate for damages.

First Day Relief

Upon the commencement of our Chapter 11 proceedings, the Initial Debtors filed numerous motions seeking the relief provided by certain first day orders (the “First Day Orders”) intended to ensure a seamless transition between a Debtor’s prepetition and post-petition business operations. The First Day Orders approve certain normal business conduct that may not be specifically authorized under the Bankruptcy Code or as to which the Bankruptcy Code requires prior approval by the Bankruptcy Court. The First Day Orders authorized the Initial Debtors to, among other things (i) continue to pay critical and foreign vendors and service providers; (ii) continue to use the Initial Debtors’ cash management system and to make and receive intercompany loans; (iii) pay certain prepetition employee wages, reimbursable expenses, and benefits; (iv) permission to continue entering into certain derivative and hedging contracts in the ordinary course of business; (v) authorizing the Initial Debtors to pay certain prepetition amounts owed to fuel supply parties and to continue performing under such fuel supply arrangements; (vi) authorizing but not directing the Initial Debtors to assume certain critical airline contracts; and (vii) pay for goods and services ordered pre-petition but delivered post-petition.

The Initial Debtors later filed motions seeking additional relief (the “Second Day Orders”). The Second Day Orders included a motion to authorize rejection procedures for executory contracts and non-aircraft leases, a motion to authorize de minimize claims and judgment procedures and a motion to authorize additional payments to employees for wages, severance and other compensation. The Second Day Orders also authorized the Initial Debtors to retain, as of the Petition Date, various professionals and advisors to assist the Initial Debtors during the Chapter 11 proceedings.

Upon commencement of the Subsequent Debtors’ Chapter 11 proceedings, the Subsequent Debtors filed a motion seeking for certain orders in the Initial Debtors’ Chapter 11 cases be made applicable to the Subsequent Debtors (the “Bringdown Motion”).

Appointment of the Creditors’ Committee

On June 5, 2020, the U.S. Trustee appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Debtors’ Chapter 11 cases. The Committee consists of (1) Bank of New York Mellon, as Indenture Trustee, (2) Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., (3) AerCap Holdings, N.V., (4) Aircastle Limited, (5) Sindicato de Empresa de Pilotos, (6) Lufthansa Technik Aktiengesellschaft and (7) Repsol, S.A. On June 12, 2020, Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. resigned from the Creditors’ Committee.

Aircraft Stipulations

On the Initial Petition Date, the Initial Debtors sent the First Stipulation and Order Between Debtors and Aircraft Counterparties Concerning Certain Aircraft (the “First Aircraft Stipulation”) to the majority of its financial and operating lessors. On the Subsequent Petition Date, the Subsequent Debtors did the same with their financial and operating lease counterparties. The First Aircraft Stipulation was essentially a standstill agreement to provide the Debtors with the necessary additional time to consider its fleet strategy. The terms of the First Aircraft Stipulation provided a temporary reprieve from immediate economic obligations that otherwise would have made continued leasing burdensome, while giving certain protections to the counterparties. The majority of the First Aircraft Stipulations were signed by the Bankruptcy Court between June and August 2020. LATAM and its lessors have since negotiated the Second Stipulation and Order Between Debtors and Aircraft Counterparties Concerning Certain Aircraft (the “Second Aircraft Stipulation”), which supersedes the First Aircraft Stipulation and provides for similar relief and protections. The Bankruptcy Court signed the majority of the Second Aircraft Stipulations in January and February 2021.

The Debtors continue to undertake a review of their existing fleet to develop and determine their fleet strategy to account both for current circumstances and expected future needs and larger business considerations. To that end, to this date, the Debtors have rejected 31 aircraft leases from the Initial Petition Date. The Debtors have also sought to enter into new lease agreements or otherwise amend their existing lease agreements. See “Item 4. Information on the Company—B. Business Overview—Fleet.”

Debtor-in-Possession Financing

In connection with our Chapter 11 proceedings, the Bankruptcy Court approved our debtor-in-possession financing agreement on September 19, 2020, providing the group with access to US$2.45 billion for working capital and other purposes approved by the Bankruptcy Court.

The terms of the approved financing include three tranches: Tranche A for a principal amount of up to US$1.3 billion, a potential Tranche B for up to an additional amount of US$750 million, which would be subject to further authorization of the Bankruptcy Court and other conditions customary for this type of transactions, and a Tranche C for a principal amount of up to US$1.15 billion.

On October 8, 2020, the company made the first draw of US$1.15 billion under the DIP financing, representing 50% of the total funds available as of that date (prior to the commitment of US$150 million from the Toesca Deuda Privada DIP LATAM fund). The draw consisted of US$650 million from Tranche A and US$500 million from Tranche C.

Current LATAM shareholders, Qatar Airways, the Cueto Group and the Eblen Group, participated in Tranche C of the DIP financing agreement committing a total of US$750 million.

Claims Reconciliation Process

Currently, the Debtors have the exclusive right to file a chapter 11 plan through June 30, 2020 though additional extensions may be sought.

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020 at 4:00 p.m., prevailing Eastern Time as the last date and time for each person or entity to file proofs of claim based on prepetition Claims or on section 503(b)(9) of the Bankruptcy Code. Additionally, the Bar Date Order establishes separate Bar Dates for Claims arising from Debtors’ rejection of executory contracts and unexpired leases and Claims that Debtors have amended in Debtors’ Schedules (collectively, the “Bar Dates”). Establishing the Bar Dates is the first step in the claims reconciliation process, which will eventually lead to formulation of the chapter 11 plan of reorganization. The Debtors are evaluating the claims that have been filed and have already objected to a number of the claims.

For more information regarding our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Recent Chapter 11 Developments

Recapitalization Motions

On November 20, 2020 and December 20, 2020, the Bankruptcy Court entered two orders approving the recapitalization of certain Debtors. The recapitalizations were a series of intercompany transactions involving the contribution of equity and the capitalization of certain intercompany accounts receivable that prevented Debtors LATAM Airlines Peru and LATAM-Airlines Ecuador from suffering dissolution events under local law related to net equity falling below a certain threshold of paid-in capital stock. The transactions with respect to LATAM Airlines Peru also prevent the potential violation of a provision of Peruvian law, which requires operating airlines to have at least 30% of their equity held by Peruvian persons or corporations.

Lease and Contract Assumptions and Rejections

The Debtors continue to analyze their leases and contracts in order to best match the future needs of the Debtors’ businesses. Outside of the Debtors’ fleet, through the Bankruptcy Court the Debtors have rejected 48 executory contracts or nonresidential real property leases. The Debtors have also assumed key contracts for their business needs, including assuming contracts with various airports including Miami International Airport, John F. Kennedy International Airport and Los Angeles International Airport for critical office and storage space. The Group is currently negotiating amendments and new lease agreements to its fleet.

Claims Reconciliation Process

As of February 28, 2021, approximately 6,000 proofs of claim had been filed against the Debtors.

The Debtors and their professionals have started the process of reconciling the amount and classification of the claims submitted in the Chapter 11 Cases. Additionally, the Debtors have begun to make non-substantive objections to certain claims through the Bankruptcy Court in order to ensure the claims register accurately reflects the Debtors’ obligations. To date, the Debtors have expunged, reclassified, and reduced claims through orders of the Bankruptcy Court. The Debtors have satisfied claims in part or in full. The Debtors also have resolved claims through joint stipulations and/or other consensual resolutions. The Debtors expect to continue preparing, filing and resolving objections to claims throughout the course of the Chapter 11 cases.

Nonetheless, a significant number of claims have not yet been resolved, additional claims could be filed and the actual ultimate aggregate amount of allowed claims may differ significantly from the amounts used for the purposes of the Debtors’ estimates. The Debtors continue to investigate differences between the claim amounts filed by Creditors and claim amounts determined by the Debtors. Certain claims filed may be duplicative (particularly given the multiple jurisdictions), may be based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be subject to revision or disallowance. The Debtors intend to file a schedule of claims that will become disputed claims for the purposes of distributions and will remain subject to future potential objection.

Claims Motions

The Debtors have filed 18 omnibus claims objections over the course of these the Chapter 11 proceedings, and the Bankruptcy Court has granted the relief sought in approximately half of the motions.

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in US$ millions)
Total passenger revenues	2,713.8	9,005.6	8,709.0
Total cargo revenues	1,209.9	1,064.4	1,186.5
Total traffic revenues	3,923.6	10,070.1	9,895.4

	Year ended December 31,
	2020	2019	2018
	(in US$ millions)
Peru	297.5	802.0	705.1
Argentina	172.2	585.0	989.9
United States	505.1	1,004.2	985.9
Europe	338.6	726.2	782.2
Colombia	177.0	380.4	372.8
Brazil	1,304.0	3,949.8	3,433.9
Ecuador	112.6	203.3	203.8
Chile	638.2	1,547.0	1,591.3
Asia Pacific and rest of Latin America	378.4	872.2	830.5
Total Operating Revenues	3,923.6	10,070.1	9,895.4

Passenger Operations

General

As of December 31, 2020, our passenger operations were performed through airlines in Chile, Brazil, Peru, Colombia and Ecuador, where the group operates both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended December 31,
	2020	2019	2018
ASKs (million) (at period end)
International	23,883.3	81,332.3	81,059.5
SSC	10,974.5	27,337.2	24,664.0
Domestic Brazil	20,830.2	40,442.3	37,541.2
Total	55,688.0	149,111.8	143,264.7

RPKs (million)
International	17,620.4	69,065.4	68,365.3
SSC	8,346.3	22,092.7	20,220.6
Domestic Brazil	16,657.8	33,363.0	30,491.5
Total	42,624.5	124,521.1	119,077.4

Passengers (thousands)
International	4,016	16,186	16,456
SSC	9,822	26,619	23,928
Domestic Brazil	14,461	31,384	28,422
Total	28,299	74,189	68,806

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	n.a	US¢5.8	US¢6.1
SSC(1)	n.a	US¢6.5	US¢7.1
Domestic Brazil(1)	n.a	US¢6.9	US¢6.3
Combined Passenger RASK(2)	n.a	US¢6.0	US¢6.1

Passenger load factor (%)
International	73.8%	84.9%	84.3%
SSC	76.1%	80.8%	82.0%
Domestic Brazil	80.0%	82.5%	81.2%
Combined load factor	76.5%	83.5%	83.1%

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.

International Passenger Operations

Our international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian and Brazilian affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2020, LATAM offers 34 international destinations in 20 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations.

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

As part of our mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Cusco, Easter Island, the Galapagos Islands, Iguazu Falls in Brazil, and Patagonia in Chile, including the cities of Punta Arenas and Puerto Natales.

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2020-2019	2020	2019	% variation
Brazil(1)	-75.2%	21.5%	26.6%	-5.1 p.p.
Chile(2)	-76.4%	47.9%	52.6%	-6.6 p.p.
Peru(3)	-73.1%	46.0%	42.9%	+3.1 p.p.
Colombia(4)	-83.2%	4.8%	5.4%	-0.6 p.p.
Ecuador(5)	-79.5%	2.6%	11.7%	-9.1 p.p.

(1)	Source: ANAC Brazil’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers passengers carried as of December 2020.

(2)	Source: JAC Chile’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers passenger carried of December 2020.

(3)	Source: DGAC Peru’s website. Passenger figures considers passengers carried in 2019 vs 2018. Market share considers number of passengers carried as of November 2020.

(4)	Source: Diio.net. Passenger figures considers ASK changes in 2019 vs 2018. Market share considers ASKs as of December.

(5)	Source: Diio.net. Passenger figures considers ASK changes in 2019 vs 2018. Market share considers ASKs as of December.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Delta Air Lines, Air Canada, Aeromexico and GOL.
	Latin America	Copa, GOL, Avianca, Aerolineas Argentinas, Aeromexico, Azul Linhas Aereas, and Sky Airline.
	Europe	TAP Portugal, Air France-KLM, IAG, Alitalia, and Lufthansa.
	Africa	Ethiopian Airlines, South African Airways, Royal Air Maroc, TAAG Angola Airlines, and Cabo Verde Airlines.

Chile	North America	American Airlines, Air Canada, Delta Air Lines, United Airlines, and Aeromexico.
	Latin America	Copa, Sky Airline, Avianca, JetSmart Aeromexico, Gol, and Aerolineas Argentinas.
	Europe	IAG, Air France-KLM, and Alitalia.
	Pacific	Qantas Airways.

Argentina	North America	American Airlines, Aerolíneas Argentinas, Aeromexico, United Airlines, and Delta Air Lines.
	Latin America	Aerolineas Argentinas, Copa, GOL, Avianca, and Azul Linhas Aereas.

Peru	North America	American Airlines, Avianca, Aeromexico, InterJet, United Airlines, Air Canada, Delta Air Lines, JetBlue Airways and Spirit Airlines.
	Latin America	Avianca, Copa, Aeromexico, InterJet, JetSMART, and Sky Airline.
	Europe	Air France-KLM, IAG, Air Europa, and Plus Ultra.

Colombia	North America	Avianca, InterJet, American Airlines, Spirit Airlines, Aeromexico, JetBlue Airways, United Airlines, Air Canada and Delta Air Lines.
	Latin America	Avianca, InterJet, Aeromexico, and Copa.

Ecuador	North America	American Airlines, JetBlue Airways, InterJet, Delta Air Lines, United Airlines, and Spirit Airlines.
	Latin America	Avianca, Copa, InterJet, Aeromexico, and GOL
	Europe	Air France-KLM, Iberia and Air Europa.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2020, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of our domestic services offerings in the six domestic markets where we operated in South America at that time. The purpose of this change was to increase our competitiveness and ensure the long-term sustainability of our domestic business model. We implemented this new business model in all of our domestic operations, allowing us to provide more competitive fares and contributing to the development of tourism and the growth of air travel per capita in the region. The domestic service model requires continuous cost reduction efforts, and we continue to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing us to expand our operations while controlling fixed costs.

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

We continue to develop digital initiatives to empower passengers providing them with an enhanced digital experience with end-to-end control of their reservation. LATAM customers will increasingly be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil		Chile		Peru		Colombia		Ecuador
Destinations	44		12		19		12		7

Passengers Transported (million)	14.4		3.6		3.1		2.2		0.5
Change (YoY)	(54.0%)		(57.4%)		(64.3%)		(63.5%)		(61.8%)

Market share	30	%(1)	61	%(2)	66	%(3)	25	%(4)	75	%(4)

Main competitors	Gol, Azul		Sky Airlines, JetSmart		Sky Airlines Peru, Viva Airlines Peru, Star Peru, Avianca		Avianca, Viva Colombia, EasyFly, Satena, Copa Airlines Colombia (“Wingo”)		Tame, Avianca

(1)	Source: ANAC Brazil’s website. Market share considers RPKs as of December 2020.

(2)	Source: JAC Chile’s website. Market share considers RPK as of December 2020.

(3)	Source: DGAC Peru’s website. Market share considers number of passengers carried as of November 2020.

(4)	Source: Diio.net. Market share considers ASKs as of December 2020.

On April 3, 2019, LATAM Airlines Brazil, announced that it had been approached by Elliott Associates L.P., Elliott International L.P., and Manchester Securities Corporation (jointly “Elliott”), the largest debt holders of Oceanair Linhas Aéreas S.A. and AVB Holding S.A. (jointly “Avianca Brazil”), in connection with the auction of one or more independent productive units (“IPU”) of Avianca Brazil (including but not limited to certain contracts, operating certificates, permits, and slots), as part of Elliott’s restructuring proposal. On July 10, 2019, LATAM Airlines Brazil presented winning bids for the IPUs ‘B’ and ‘C’, valued at US$70 million and US$10,000, respectively. The adjudication and the payment of the aforementioned productive units was subject to governmental and antitrust approvals, which were never received and therefore, the total payments never made.

In addition, as part of the proposed restructuring, LATAM Airlines Brazil extended to Avianca Brazil US$13 million of debtor–in–possession loans to finance, in part, working capital in support of their operations, which was to be reimbursed to LATAM Airlines Brazil if the restructuring proposal were successful.

On July 15, 2020, the court dismissed the legal proceeding and declared the bankruptcy liquidation of Avianca Brazil. The Company has registered a provision of loss, despite the legal measures to recover the outstanding amount.

Passenger Alliances and Commercial Agreements

Strategic Alliance with Delta

Continuing with the framework agreement signed on September 26, 2019, LATAM on May 7, 2020, entered into a Trans-American Joint Venture Agreement with Delta Air Lines, in order to (i) deliver robust consumer benefits through the metal-neutral orientation contemplated by this Agreement, providing expanded capacity on joint routes, expanded customer offerings and joint investments in customer experience, (ii) provide a seamless high-quality travel experience for passengers, (iii) develop and enhance the quality and quantity of services delivered to the traveling public through the use of common customer standards, and (iv) become the preferred airlines of choice by customers in the U.S./Canada – South America air transportation market. In the context of our Chapter 11 proceedings, on November 24, 2020, the Bankruptcy Court approved the Debtors’ assumption of the Trans-American Joint Venture Agreement and related pre-petition contracts. The Bankruptcy Court also authorized the Debtors to enter into and continue performing under any related post-petition contracts.

Termination of previous arrangements and alliances and subscription of new codeshare agreements

On May 1, 2020, after being a member for approximately 20 years, LATAM officially exited the Oneworld alliance and indicated that it would not be entering in any other global alliance at the time. LATAM maintained interline, codeshare and frequent flyer agreements with a majority of Oneworld member airlines, including British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas, Qatar Airways, Royal Jordanian, S7 Airlines, and SriLankan Airlines, under bilateral conditions.

During the first semester of 2020, the Company’s affiliates in Brazil, Peru, Colombia and Ecuador implemented codeshare agreements with Delta Air Lines to provide customers with a seamless travel experience and greater connectivity to 435 destinations worldwide. In addition, the group signed a loyalty program agreement with Delta Air Lines that enables mutual frequent flyer benefits, lounge access and reciprocal elite benefits, which also came into effect during 2020. On June 14, 2020, LATAM Airlines Brazil and Azul Linhas Aéreas entered into a codeshare agreement with the purpose of providing greater connectivity within Brazil’s domestic market, in order to offer a better network and more options for customers.

During the second half of 2020, LATAM Airlines Brazil and LATAM Airlines Colombia entered into codeshare, reciprocal frequent flyer and lounge access agreements with Aeromexico, seeking to increase the offering and connectivity of both networks.

Other alliances and material commercial agreements

In addition, LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including Lufthansa, Swiss, Korean Air, China Eastern, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Passenger Marketing and Sales

Given the current global situation resulting from the COVID-19 pandemic, since March we have made several adjustments to our services, implementing additional hygiene and safety measures in all of the customer’s touchpoints and increasing the flexibility of our commercial policies and rescheduling practices for existing tickets and purchases.

Our commitment to our customers throughout the pandemic from a commercial standpoint was initially focused on developing flexible commercial policies that would generate the necessary peace of mind for our customers to purchase tickets and make changes to their plans according to evolving travel restrictions. In addition, we made our policies more flexible for customers who had purchased tickets prior to the pandemic and were thereafter unable to use them.

With regard to hygiene and safety measures, various implementations were made to comply with authorities’ requirements and to maximize hygiene and safety for customers and crews when flying. Some of those measures include social distancing while boarding, deplaning by row, improvements to cabin hygiene, alcohol gel availability, and other onboard procedure adjustments to limit physical interactions. Because the pandemic has changed our customers’ behavior and increased their desire to avoid or minimize contact with others, we intend to use technology to change the passenger experience when traveling and meet these expectations. We had the opportunity to implement and test some of these technologies in our primary airports, such as automatic check-in, self-bag drop, digital signage and biometrics, with promising results that encourage us to accelerate our digital transformation in the upcoming year.

In 2020, LATAM Airlines Group continued transforming the travel experience of our passengers through cabin retrofits. As of December 31, 2020, we have nine B777, nine B767 and seventy A320/A321 aircraft with renovated interiors. This required approximately US$105 million in capital expenditures during the year. We continued equipping aircraft with Wi-Fi connectivity in Brazil, reaching 29 aircraft in total. In addition, 176 aircraft have been repainted and rebranded with the new LATAM Livery, with the goal of having all the remaining aircraft finished by the end of 2021.

Although the COVID-19 pandemic impacted our services, customer experience continues to be a key driver of success for the group. In recent years the group implemented the “Net Promoter System” in an effort to create a culture focused on earning the passionate loyalty of customers while inspiring the energy, enthusiasm and creativity of employees and ultimately accelerate profitable and sustainable organic growth. This system’s primary key performance indicator is the Net Promoter Score (“NPS”). To calculate NPS, we have a customer survey, where we ask “How likely are you to recommend us to a friend or colleague?” Customers score answers on a zero-to-ten scale and we then calculate the NPS as the percentage of customers who are promoters (those who scored 9 or 10) minus the percentage of customers who are detractors (those who scored 0 to 6).

LATAM’s Net Promoter Score for 2020 showed an increase of seven points compared to 2019 (2020’s NPS was 40 points, versus 33 points in 2019’s NPS), reaching the highest level since we started our measuring NPS.

These improvements were mainly observed in the second half of the year and, according to NPS survey customer comments, are explained by three main reasons:

1)	On Time Performance (“OTP”/Departure 0) of our operations, which reached an average of 80 points during the second half of the year.

2)	Crew care and service, which was highlighted by our customers; and

3)	COVID-19 prevention measures were appreciated and highlighted by customers in the survey’s comments.

Our conviction about placing our customers at the center of our decisions was firmer than ever in 2020. Working on the evolution of the customer’s digital experience was the main focus of the E-business area this year, and it began with a clear objective: to improve the online experience of our customers. We launched LATAM Airlines’ new website for the Ecuadorian market in May. Chile, Colombia, and Brazil followed in the second half of the year. The new experience includes, among other features, a notifications system that allows customers to choose how they want to receive their flight information, a more seamless booking process, automatic check-in and LATAM Wallet, our virtual payment method. We will keep working in 2021 to incorporate additional markets and features.

In 2020, LATAM received first place in punctuality in the global category, according to the annual OTP report compiled by Cirium, and ranked first place on the “Punctuality List 2020” compiled by the Official Airline Guide (OAG). In addition, LATAM Airlines Group was recognized as the “Best Airline in South America” in Skytrax World Airline Awards, and was also awarded by passengers in the categories “Best Cabin Service in South America” and “Best Inflight Entertainment in South America” according to the APEX Passenger Choice Awards. Furthermore, in the 2021 edition [of the APEX Passenger Choice Awards] LATAM was recognized as “Best Global Airline of South America.”

Branding

The challenging context of 2020 meant that as a brand we had a leading role in the development of communications that kept our employees, customers and all the Company’s stakeholders informed. We established a three-phase strategy to build our communications that focused first on communicating our commitment to safety, the flexibilization of commercial policies, and our support channels.

As part of the strategy of working to achieve closeness and recover our engagement with our customers, we worked on developing partnerships with important entities for the community. In Peru, for example, we are now the Official Airline of the Peruvian National Soccer Team.

Despite the pandemic, in 2020 we have managed to achieve good brand key performance indicators (KPIs) at the regional level. Our spontaneous awareness has grown compared to the previous year reaching 52%, while closeness to the brand has remained at 65% and customer preference at 27%.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are comprised of city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 54% of total sales in 2020 (including award passengers). These direct channels support sales and service, both before and after the flight.

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

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for 46% of total sales in 2020. LATAM offers travel agencies different options to connect to our systems and provide their customers our best product offering. These options include Global Distribution Systems as well as our direct connection “eLATAM,” which we are continuously expanding and improving.

LATAM is strongly committed to the digital transformation of distribution in agencies during 2021, through the IATA’s New Distribution Capability (“NDC”) standard. With a clear focus on improving the purchasing and management experience for agencies, with significant benefits in offers and services for clients

Frequent Flyer Program

Our frequent flyer program is a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and, as a result, generates incremental revenue and promotes customer retention.

In 2019, we established a new way to qualify for “Elite” status in our frequent flyer program based on the price paid for the ticket, which is aligned with a simpler methodology for mileage accrual, generating simplicity and efficiency to our frequent flyer program. LATAM Pass members can access superior categories and enjoy better benefits by earning Qualifying Points on all their flights. Qualifying Points are different from LATAM Pass Points, which members can use to redeem for tickets and on-board benefits. The amount of Qualifying Points members earn depends on the dollars spent on purchasing the ticket (discounting charges, taxes and additional services) and the multiplier of the destination (domestic or international).

During 2020 we also introduced another rule to access superior categories, the “Segment rule,” under which a passenger can qualify for “Elite Status” by earning Qualifying Points (the existing rule, where they accumulate points depending on the dollars spent on purchasing the ticket), or by reaching a goal of number of segments flown. Introducing this new rule makes it possible for more customers to qualify for our categories, especially for those domestic passengers who fly many segments a year that generally have lower rates.

As a result of the pandemic, we knew that our members would not be able to travel as much as the prior year, so we adapted some of our policies to be more flexible so as to not affect their LATAM Pass member categories. All categories reached in 2020 were extended through March 2022. We reduced the Qualifying Points and Qualifying Segments goals by 30% to make it easier to maintain or reach a new category tier. We also allowed the accumulation of Qualifying Points with some of our associated banks’ credit cards and extended the expiration of miles/points during March and August 2020 (depending on the situation of each country) for three more months so that members would not lose them. These measures will be available until December 2021. Additionally, a new alliance with Amazon was implemented, strengthening the value of miles available for redemption.

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

The frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of Multiplus and its full integration into LATAM’s network, together with LATAM Pass, create what LATAM estimates to be the fourth largest frequent flyer and loyalty program in the world (measured by member base). LATAM Airline Brazil’s decision is consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines.

In addition, a new tier category, Gold Plus, was launched in its market with focus on recovering Brazilian’s domestic corporate market share delivering to a specific type of customer a better experience at the airport, and also a better mileage accrual. Improvements to the Gold category include priority check-in in all flights (for Gold category only in international flights) and free same day changes for Brazilian domestic flights. In February 2020, this new category was also launched in all Spanish-speaking countries, improving the value proposition of all our domestic corporate passengers, and also introducing new benefits for all of our high-value customers such as seat selection, preferred check-in and boarding in all markets.

As of December 31, 2020, LATAM Pass had approximately 38 million members, representing an increase of 4% compared to 2019. Members of the LATAM Pass program receive benefits and increase miles for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass program. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass members are classified in five elite levels: Gold, Gold Plus, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo business generally operates on the same route network used by the passenger airline business. It includes 117 destinations, of which 111 are served by passenger and/or freighter aircraft and six are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2020	2019	2018
ATKs (millions)	4,708.3	6,356.7	6,497.6
RTKs (millions)	3,077.8	3,526.0	3,582.5
Weight of cargo carried (thousands of tons)	784.6	903.8	920.6
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	39.3	30.2	33.1
Total cargo load factor (%)	65.4%	55.5%	55.1%

We derive our revenues from the transport of cargo through our dedicated freighter fleet and in the bellies of our passenger aircraft. Also, throughout the COVID-19 pandemic we have utilized some passenger aircraft exclusively for cargo transportation (passenger freighter flights) to keep products and economies moving.

We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy to increase our competitiveness by enhancing our belly offering. We primarily use the belly of our passenger aircraft for our cargo operations; however, during 2020 we have also flown passenger freighter flights where the main deck was also utilized for cargo transportation.

As of December 31, 2020, our freighter fleet consisted of nine Boeing 767-300 freighters and three Boeing 767-300BCF, each with a capacity for 58 structural chargeable tons of freight. Our freighter fleet under operation consisted of eight Boeing 767-300F and three Boeing 767-300BCF, since one of our Boeing 767-300F was subleased to former affiliate MasAir S.A. We expect to grow our freighter fleet with the confirmed passenger to freighter conversions of four Boeing 767-300 aircraft that will take place during 2021 and 2022 and options for the conversion of four addition Boeing 767-300s between 2022 and 2023. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into our passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo.

The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of goods transported by air to Latin American countries. Accordingly, we have headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also utilize passenger flights to and from New York, Los Angeles, Boston and Orlando and our dedicated freighter service to Chicago. Additionally, with more than ten different trucking companies we operate a road-feeder network, connecting our HUB in Miami with the other main gateways in the United States (Los Angeles, New York, Chicago, Houston and Atlanta), in between the cities in which we operate and to secondary origins and destinations. During the temporary route suspension and cargo capacity decrease due to the pandemic, the trucking network was of great support for the belly and freighter network.

The LATAM Group also transports cargo to and from five destinations in Europe: London, Lisbon, Frankfurt, Madrid and Amsterdam. The first two points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Amsterdam is only served through freighter operations. We operate a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.

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

The largest domestic cargo operations are in Brazil, where LATAM Cargo Brazil remains the market leader, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

During 2020, cargo revenues increased by 14%. Total cargo capacity decreased 26% despite a 20% increase in freighter capacity. Cargo traffic decreased 13%, resulting in a 10 percentage point increase of the cargo load factor. Cargo yield grew 30% year-over-year. As a result, revenues per ATK increased 53% in comparison to the previous year. Over 2,900 passenger freighter flights were operated; resulting in over 129,000 cargo tons transported on passenger freighters during this year. In response to the pandemic we operated 86 passenger freighters to China for the transportation of personal protective equipment supplies from Guangzhou, Beijing, Shanghai and Xiamen to Argentina, Brazil, Chile, Ecuador and Peru.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. However, decreased belly capacity in passenger flights due to the COVID-19 pandemic resulted in limited capacity in cargo freighters in 2020, which we view as a temporary situation until passenger flights recover. In the region, we have been able to maintain solid market shares through efficient utilization of the fleet and network. Today, on Latin America-United States routes, the main competitors are Atlas Air, Avianca Cargo and American Airlines. On the Latin America-Europe routes, the main competitors are Cargolux, Lufthansa Cargo, Air France/KLM, IAG Cargo and Qatar Airways.

Divestiture of Aerotransportes Mas de Carga, S.A. de C.V. (November 30th 2018)

On November 30, 2018, LATAM Airlines Group sold its direct and indirect stakes in Mexican cargo airline MasAir S.A. At the time, MasAir operated one Boeing 767-300F subleased from the Company. As of December 31, 2020, MasAir continued operating this aircraft under a sublease. As a result of this sale MasAir no longer consolidates with LATAM.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

In connection with our Chapter 11 proceedings, we are evaluating the adequate fleet needs and right-sizing our fleet for the coming years. From the Initial Petition Date to December 31, 2020, the Company has rejected 29 aircraft, agreed on stipulations with its lessors for more favorable rent terms, and negotiated lease amendments and new lease agreements. In January 2021, the Company rejected an additional two aircraft. As of December 31, 2020, we operated a fleet of 297 aircraft, comprised of 286 passenger aircraft and 11 cargo aircraft. In addition, we subleased 3 aircraft, comprised of 2 passenger aircraft and 1 cargo aircraft to third parties. The Company’s fleet may continue to change after the date hereof. For further information, see “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings—Aircraft Stipulations” and “Item 4. Information on the Company—B. Business Overview—Recent Chapter 11 Developments.”

Number of aircraft in operation
	Total	Aircraft included in Property, plant and equipment		Aircraft included as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	44	37		7	1.7	13.1
Airbus A320-200 (2)	134	96	(2)	38	3.7	11.1
Airbus A321-200	38	19		19	5.5	7.1
Airbus A320-neo	12	6		6	9.1	2.1
Airbus A350-Family Aircraft
Airbus A350-900	11	4		7	9.5	3.0
Boeing Aircraft
Boeing 767-300ER	17	17		0	0	11.3
Boeing 787-8	10	6		4	5.2	7.1
Boeing 787-9	12	2		10	7.1	4.3
Boeing 777-300ER	10	4		6	5.1	9.7

Total passenger aircraft	288	191		97	5.2	9.8

Cargo aircraft
Boeing 767-300 Freighter (3)	12	11	(3)	1	1.0	17.0
Total cargo aircraft	12	11		1	1.0	17.0

Total fleet	300	202		98	5.1	10.1

(1)	All passenger aircraft bellies are available for cargo.

(2)	Two A320-200 aircraft leased to a third party.

(3)	One Boeing 767-300F aircraft leased to a third party.

LATAM Airlines Group and its affiliates operate various different aircraft types that are best suited for our different services, which include short-haul domestic and intracontinental trips as well as long-haul intercontinental flights. The aircraft have been selected based on their ability to effectively and efficiently serve all of these routes while trying to minimize the number of aircraft families we operate.

For short-haul domestic and continental flights, LATAM Airlines Group and its affiliates operate Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9, Boeing 777-200ER and 777-300ER, and the Airbus A350-900 aircraft.

For cargo flights, we operate Boeing 767-300F aircraft.

Utilization

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	2020	2019(1)	2018(1)
Passenger aircraft
Boeing 767-300ER	3.7	10.1	10.4
Boeing 787-8/9	4.0	11.0	9.3
Airbus A320-Family	4.1	10.3	9.9
Boeing 777-300ER	3.2	10.1	11.0
Airbus A350-900	3.5	10.7	11.0
Total passenger aircraft	4.0	10.2	9.9

Cargo aircraft
Boeing 767-300 Freighter	12.9	12.3	14.2
Boeing 777-200 Freighter (2)	-	-	7.7
Total cargo aircraft	12.9	12.3	13.9

Total passenger and cargo	4.7	10.5	10.1

(1)	Utilization rates are calculated by dividing total block hours by total aircraft, excluding subleased aircraft. Previously, the distinction for subleased aircraft was not made and thus, in order to facilitate comparison between 2018, 2019 and 2020, utilization rates from 2018 and 2019 have been restated to reflect the change in methodology.

(2)	Aircraft sold in April 2018.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure leases. As of December 31, 2020, LATAM had a total fleet of 300 aircraft, of which three were subleased to third parties resulting in 297 aircraft in operation.

As of December 31, 2020, LATAM’s operating fleet was comprised of 106 financial leases, 26 tax leases, 91 leases, 60 aircraft as loan guarantees and 17 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 32 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 68 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s lease maturities initially range from three to twelve years.

LATAM’s aircraft debt, which is comprised of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 44.60% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet currency exchange exposure to the Brazilian real, as part of the integration plan following the combination with TAM, we have sought to transfer the majority of the LATAM Airlines Brazil aircraft under financial leases to the LATAM level. As of December 31, 2020, only eight aircraft are subject to financial leases by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

The leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft lease obligation as of December 31, 2020 for all remaining periods through maturity (the latest of which expires in 2031) was US$ 3,563.7 million. See “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

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

Maintenance

LATAM Maintenance

Our heavy maintenance, line maintenance and component shops are equipped and certified to service our fleet of Airbus and Boeing aircraft. Our maintenance capabilities allow us flexibility in scheduling airframe maintenance, offering us an alternative to third-party maintenance providers. More than 3,000 LATAM Maintenance professionals ensure our fleet operates safely and in compliance with all local and international regulations. We strive to provide the best experience to our passengers through the highest standards of safety, on-time performance and cabin image and functionality.

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of seven heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

In 2020, LATAM Maintenance’s continuous improvement efforts were focused on reducing costs and cash outflows. Therefore, our Digital and LEAN-Six Sigma projects were aimed to raise technician productivity, optimize inventory and diminish repair TATs. Throughout the year several relevant initiatives were implemented such as (i) digital signature in Chile, Peru and Ecuador, (ii) microplanning in both line and heavy maintenance, and (iii) inventory database unification and management consolidation.

LATAM Line Maintenance

The Line Maintenance Network serves over 160 locations and carried out over 1.3 million man hours of preventive and corrective maintenance tasks (including preservations) on the LATAM fleet during 2020. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Frankfurt, (where we are served by Lufthansa Technik), and London (served by KLM) among others.

LATAM Line Maintenance Network has hangar facilities in Santiago, São Paulo (CGH and GRU), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network by allowing the execution of tasks that might be restricted because of adverse weather conditions and environmental authority restrictions.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as Dirección General de Aeronáutica Civil in Chile (“DGAC”), Agência Nacional de Aviação Civil in Brazil (“ANAC”), the Federal Aviation Administration in the United States (“FAA”), the International Air Transport Association Operational Safety Audit (“IOSA”) (by the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to perform maintenance for the aircraft types registered in the certificating jurisdictions. Our repair stations hold FAA Part-145 certifications under these approvals.

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, LATAM Airlines Group seeks to improve technicians’ skills through extensive training programs at our LATAM Technical Training Centers in Chile and Brazil, and through specific training programs designed and conducted by our partnerships.

LATAM MRO

Our two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 86% of all heavy maintenance services that LATAM demands, effectively executed 1.00 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. We occasionally perform certain heavy maintenance and component services for other airlines or OEMs.

In MRO São Carlos (LATAM Airlines Brazil MRO), we are prepared to service up to eight aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 23 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”), among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing B767 - B787. MRO Santiago has 11 shops prepared to support hangar activities such as cabin shops, galleys, structures, composite materials, avionic, wheels & brakes. We also have the capability to retrofit aircraft interiors, including the installation of in-flight entertainment (“IFE”) equipment. MRO Santiago includes its own support engineering capabilities.

During 2020, LATAM MRO executed 315 services, including C checks (57) and Special Checks (258) for the LATAM fleet.

LATAM Safety and Security

In terms of Safety and Security, LATAM has faced an unprecedented scenario during the current COVID-19 pandemic. Given this situation, and in order to ensure the health of our employees and customers, LATAM has integrated standards and guidelines set out by world authorities, as well as those established by the different countries where we currently operate. At present, we exercise constant communication with all of our collaborators and clients in regards to health and safety measures resulting from the COVID-19 pandemic. Internally, we have developed safety and security protocols for both our flight and ground operations. The latter include, but are not limited to, the thorough sanitization of our personnel, facilities and other assets, use of personal protective equipment (PPE), active monitoring of confirmed and suspected cases, basic prevention standards and training, in addition to basic and common prevention methods practiced worldwide.

The safety of our passengers and employees remains LATAM’s highest priority. It is for this reason that we constantly strive to further develop and improve standards in order to mitigate everyday risks, and guarantee an acceptable level of safety and security in our operations.

Organizational Structure of LATAM Safety and Security Vice-Presidency

Safety Management

The Safety Management Department ensures that providing safe and reliable air service remains LATAM’s highest priority. Given the operational complexity, as well as the multicultural challenges that we face, LATAM has decided to concentrate its safety management activities under the umbrella of a coordinated structure, which is responsible for the implementation and oversight of unified policies and procedures throughout the group.

The core foundation of this department lies within its robust Safety Management System (“SMS”), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through Flight Data Monitoring (“FDM”), also known as Flight Operations Quality Assurance (“FOQA”), we are able to capture, analyze and even visualize the data recorded during revenue flights and compare it with the company’s Standard Operating Procedures (“SOPs”). In parallel, the Line Operations Monitoring Program (LOMP) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we are able to improve overall safety, increase maintenance effectiveness, and reduce operational costs. The company’s SMS is documented, available internally to all employees, and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety as a whole. Furthermore, IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third party companies and contractors.

In 2020, Safety Management has implemented a new approach: Safety II is a new model that seeks to learn from good practices of daily operations, rather than focusing merely on operational mistakes and pitfalls. This type of system requires the integration of LATAM’s SMS data, which must be analyzed thoroughly (advanced analytics) in order to predict a safety occurrence. In summary, it is a proactive and predictive method that continuously anticipates catastrophic events. With Safety II, we expect to be able to improve LATAM’s risk performance by using all available resources, implementing effective action plans, in addition to adopting a more proactive and predictive approach.

Security Management

The Security Management Department is responsible for coordinating the security of LATAM’s passengers, employees, aircraft, equipment and facilities. This department secures LATAM’s infrastructure while protecting people against any threat or unlawful action.

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

In addition to protecting the organization against any threat or unlawful action, LATAM is committed to the general health and safety of all of its employees. Therefore, through Security Management, LATAM has created a dedicated Health, Safety and Environment (“HSE”) team that, in addition to safeguarding the general wellbeing of its employees, is responsible for ensuring a safe work environment and educate against common dangers/risks associated with everyday activities. This has become even more important during the current COVID-19 pandemic.

Emergency Response Management

This Department is responsible for managing the company’s Emergency Response Plan (“ERP”). It has been designed to provide an effective response to various emergency scenarios, such as aircraft accidents, natural disasters, union strikes and pandemics. We aim to be able to mitigate the impact that these contingencies have on our passengers and their relatives, in addition to ensuring the continuity of our operations. The structure of the ERP includes (but is not limited to) Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a dedicated “Go Team” that can be activated and address an emergency situation.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2016, mainly due to the significant drop in the international price of crude oil, LATAM saw a drop in its jet fuel costs. In 2017 and 2018, crude oil prices increased resulting in higher fuel costs for LATAM. While in 2019, average market price for JetFuel declined by 7.3% year-over-year, in 2020 the average market price declined significantly by 22.8%, and thus, reducing costs per gallon. In 2020, total fuel costs represented 17.4% of our total operating expenses. Our average into-wing price for 2020 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$1.79 per gallon, representing a decrease of 22.3% from the 2019 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which is in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Jet Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	Year ended December 31, (1)
	2020	2019	2018
Fuel consumption (thousands of gallons)	586,191.5	1,272,676.8	1,205,188.8
ASK (millions)	55,688.0	149,116.6	143,264.7
Fuel gallons consumed per 1,000 ASK	10.5	8.53	8.41
Total fuel costs (US$ thousands)	1,045,343	2,929,008	2,983,028
Cost per gallon (US$)	1.79	2.30	2.49
Total fuel costs as a percentage of total operating expenses	17.4%	30.2%	31.5%

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

Our fuel supply agreements vary by airport and are distributed among 30 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (40%), Chile (16%), the United States (9%) and Peru (12%). In 2020, initially as a periodic revision, we re-negotiated our fuel supply contracts in Perú, Colombia, Paraguay, Brazil, Argentina, and certain major European, and certain Australian and United States airports. Then, due to the impact of COVID-19 in the industry and the importance of cash flow in order to face the pandemic, in 2020 we re-negotiated our fuel supply contracts with almost every supplier. In 2019 we continued to strengthened our relationship with global fuel suppliers, extended our credit terms and achieved conditions that improved LATAM´s cash flow significantly, in Brazil, Perú, Chile and the United States. Finally, as part of the Chapter 11 proceedings, fuel supply contracts are being revised and re-negotiated seeking commercial conditions that will contribute to LATAM´s business plan.

In Chile and Peru, a fuel import model is used in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in São Paulo and move from there to Guarulhos, São Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so. In 2019 refinery prices in Brazil stabilized as a result of the fuel import project from LATAM. During 2019 we also worked along with the Latin American and Caribbean Air Transport Association (“ALTA”) to ensure a more competitive refinery price in Uruguay and reached an agreement that lowered its price by approximately 50 cents per gallon and which we believe achieved competitive parity with the rest of the region. During 2020 we worked along with IATA and ALTA in initiatives and financial incentives that would help the industry during the crisis, and managed to accomplish a significant price reduction for international price in Bolivia and a VAT reduction for domestic flights in Colombia.

As part of a comprehensive energy efficiency initiative, LATAM Airlines Group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

●	Investments in more modern and efficient aircraft, such as the Boeing 787, the Airbus A350 and the Airbus A320neo. Investment has been carried out to perform retrofits to a portion of our Airbus A320 fleet, allowing more efficient standard operational procedures.

●	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services). During late 2019 and early 2020, the in-flight magazine was removed from all aircraft, reducing nearly 50 kg from each flight. In addition, work with local authorities in Brazil have allowed for changes in fuel policy regulations, reducing unnecessary route reserve fuel and standardizing said fuel policy with the rest of the region.

●	As of 2019, LATAM Pilot Tools, an in-house developed mobile app was deployed. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other efficiency and safety indicators. This app is groundbreaking as it is the first time a direct communication channel has been created between the flight crews and the Company’s Safety Efficiency operations. As of December 2019, fuel efficiency initiatives were added to the pilot app, giving more visibility to their KPIs and adding significant savings.

●	Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.

●	Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

●	Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates on them that improve fuel consumption.

●	Improvements of the flight plan management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans. During 2019, policy changes were implemented, optimizing fuel planning according to destination, standardizing policies for all dispatch centers, allowing for centralized performance tracking and unified criteria.

●	During 2020, in the context of the COVID-19 pandemic, operational parameters flight speed/fuel cost relations (Cost Index) were revised to take into account the new variable cost structure, thus generating optimal Cost Indices for each aircraft to assure the most efficient operation. Regarding flight planning, route optimization was introduced, given the overflight cost reduction presented by some governments, hence allowing for shorter trajectories to be flown between long haul city pairs.

●	In a new and innovative front, work has begun with the Advanced Analytics department in order to generate Machine Learning models that allow for better weight forecast during planning are in implementation stages. The department is expected to continue work in this line in order to generate tools for flight dispatch and planning that give them critical recommendations in flight plan parameters that directly influence fuel consumption.

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

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, duty free, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (Latam Pass) and other miscellaneous income (including compensation corresponding to the JBA with Delta Air Lines). In 2020, LATAM generated other revenues of US$411.0 million from these activities.

Insurance

LATAM maintains aviation insurance policies as required by law, aircraft financing, and leasing agreements, for its entire fleet (aircraft that LATAM and its affiliates own, operate, and are responsible for).

These policies provide all-risk coverage for aircraft hulls (including war risks and spares), third-party legal liability for passengers, cargo, baggage, injuries, property damage, and loss of cargo. LATAM’s policies are in full force and are renewed annually along with IAG Group (British Airways, Iberia, and their affiliates), which allows LATAM to obtain better premiums and improved coverage at the best level of the Aviation Industry.

LATAM also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. All LATAM’s vehicles are insured against the risk of robbery, damages, fire, and civil and general liabilities.

Information and Digital Technologies

Despite a challenging year, LATAM has committed significant time and resources to technological initiatives in line with our digitization strategy as a key differentiator to provide a top class customer experience, streamline our operations, automate functions, and provide our employees with the tools to help achieve the next level in service and efficiency. At the same time, we aim to foster a tech-at-core and data-driven culture.

We continue to make progress in our digital transformation. In accordance with our motto of an “airline in your pocket,” we aim to provide our customers with a complete end-to-end digital experience, with seamless and coherent products, that simplify our customer interactions and provide a less stressful travel experience even during contingencies. The first visible transformation is a new website and mobile app, launched in selected regions, that helps customers complete their purchases in a fraction of the time it took before, and manage payments, refunds and compensations through an industry-leading digital wallet, all while strengthening our ancillary offering. We are seeing significant benefits in conversion, ancillary sales and customer satisfaction.

Our transformation goes much further than the digital domain and has also arrived in the form of a new airport experience. Customers are already benefiting from automatic check-in, new layouts, and a new kiosk experience. During 2021, we plan to finalize rollout in all regions, and further expand airport digitization trough an aggressive expansion on self-bag drop and biometric boarding.

We recognize data analytics and Artificial Intelligence (“AI”) as the next frontier, and consequently, we have incorporated a dedicated analytics and AI taskforce, focused on network optimization and flight offer personalization, fuel consumption and predictive maintenance.

LATAM continues to ensure we’re resilient to cybersecurity challenges, committing resources to tools and capabilities. We have also made significant progress on improving our systems reliability, by adopting best industry practices. Finally, we’re making sure we remain an agile and efficient organization in a challenging industry scenario, by reducing our technology vendor footprint, and re-negotiating key contracts to ensure flexibility and cost efficiency.

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

Environmental and Noise Regulation

There are no material environmental regulations or controls imposed upon airlines, applicable to aircraft, or that otherwise affect us, except for environmental laws and regulations of general applicability.

In Argentina, Brazil, Colombia, Ecuador, Peru and the United States, aircraft must comply with certain noise restrictions. LATAM’s aircraft substantially comply with all such restrictions. Chilean authorities are planning to pass a noise-related regulation governing aircraft that fly to and within Chile, observing a standard known as “Stage 3 requirements.” Our fleet already complies with such standards, so we do not believe that enactment of the proposed standards would impose a material burden on us.

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

Safety and Security

Our operations are subject to the jurisdiction of various agencies in each of the countries where we operate, which set standards and requirements for the operation of aircraft and its maintenance.

In the United States, the Aviation and Transportation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$5.60 per segment passenger security fee, subject to a US$11.20 per roundtrip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the United States Congress has mandated, and the TSA has implemented, numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Route Rights

Domestic Routes: Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed on November 2013, and has been in force since that date.

International Routes: As an airline providing services on international routes, LATAM is also subject to a variety of bilateral civil air transportation agreements that provide for the exchange of air traffic rights between Chile and various other countries. There can be no assurance that existing bilateral agreements between Chile and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Argentina

Aeronautical Regulation

Both the (ANAC Argentina and the Ministry of Transport oversee and regulate the Argentinean aviation industry. ANAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management, and reports directly to the Ministry of Transport. ANAC also is responsible for supervising compliance with Argentinean laws and regulations relating to air navigation. The Ministry of Transport regulates the assignment of international routes and matters related to tariff regulation policies. We have obtained and maintain the necessary authorizations from the Argentinean government to conduct flight operations, including authorization certificates and technical operative certificates from ANAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

Route Rights

Domestic Routes: In Argentina, airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes, and to comply with the technical requirements established by the local authority. There are no regulatory barriers preventing a foreign airline from creating an Argentine subsidiary and entering the Argentine domestic market using that subsidiary. However, ownership of such subsidiary by the foreign airline may not be direct, but through a subsidiary formed in Argentina, which in turn may be directly or indirectly owned by the foreign company. However, such subsidiary should operate Argentine-registered aircraft and employ Argentine aeronautical personnel.

International Routes: As an airline providing services on international routes, LATAM Argentina is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Argentina and various other countries. There can be no assurance that existing bilateral agreements between Argentina and foreign governments will continue. Furthermore, a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

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

Peru

Aeronautical Regulation

The Peruvian Dirección General de Aeronáutica Civil (the “PDGAC”) oversees and regulates the Peruvian aviation industry. The PDGAC reports directly to the Ministry of Transportation and Communications and is responsible for supervising compliance with Peruvian laws and regulations relating to air navigation. In addition, the PDGAC regulates the assignment of national and international routes, and the compliance with certain insurance requirements, and it regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authorizations from the Peruvian government to conduct flight operations, including authorization and technical operative certificates, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

Route Rights

Domestic Routes: Peruvian airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes and to comply with the technical requirements established by the PDGAC. Non-Peruvian airlines are not permitted to provide domestic air service between destinations in Peru.

International Routes: As an airline providing services on international routes, LATAM Peru is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Peru and various other countries. There can be no assurance that existing bilateral agreements between Peru and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route. In the last two years the PDGAC has revoked the unused route frequencies of a couple Peruvian operators.

Ecuador

Aeronautical Regulation

There are two institutions that control commercial aviation on behalf of the State: (i) The Consejo Nacional de Aviación Civil (the “CNAC”), which directs aviation policy; and (ii)  ( the “DGAC”), which is a technical regulatory and control agency. The CNAC issues operating permits and grants operating concessions to national and international airlines. It also issues opinions on bilateral and multilateral air transportation treaties, allocates routes and traffic rights, and approves joint operating agreements such as wet leases and shared codes.

Fundamentally, the DGAC is responsible for:

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

Route Rights

Domestic Routes: Airlines must obtain authorization from CNAC (an operating permit or concession) to provide air transportation. For domestic operations, only companies incorporated in Ecuador can operate locally, and only Ecuadorian-licensed aircraft and dry leases are authorized to operate domestically.

International Routes: Permits for international operations are based on air transportation treaties signed by Ecuador or, otherwise, the principle of reciprocity is applied. All airlines doing business in Latin America that are incorporated in countries that are members of the Comunidad Andina de Naciones (the Andean Community, or “CAN”) obtain their traffic rights on the basis of decisions currently in force under that regime, in particular decision N°582 of 2004, which guarantee free access to markets, with no type of restriction except technical considerations.

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

Brazil

Aeronautical Regulation

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Civil Aviation Secretary, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, the ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing its activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control or “DECEA”),which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of airports granted to private initiative).

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

Route Rights

Domestic Routes: Brazilian airlines operate under a public services concession, and for that reason Brazilian airlines are required to obtain a concession to provide passenger and cargo air transportation services from the Brazilian authorities. In addition, an Air Operator Certificate (“AOC”) is also required for Brazilian Airlines to provide regular domestic passenger or cargo transportation services. Brazilian Airlines also need to comply with all technical requirements established by the Brazilian Aviation Authority (ANAC). Based on the Brazilian Aeronautical Code (“CBA”) established by Brazilian Federal Law No. 7,565/86, there are no limitations to ownership of Brazilian airlines by foreign investors. The CBA also states that non-Brazilian airlines are not authorized to provide domestic air transportation services in Brazil

International Routes: Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency ANAC must carry out a public bid and award it to the elected airline. ANAC grants route frequencies subject to the condition that the recipient airline operate them on a permanent basis. ANAC’s resolution 491/18 indicates the requirements to establish the underuse of a frequency, and how it could be revoked and reassigned. This provision of the resolution came into force on September 2019.

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

Colombia

Aeronautical Regulation

The governmental entity in charge of regulating, directing and supervising civil aviation in Colombia is the Aeronáutica Civil (the “AC”), a technical agency ascribed to the Ministry of Transportation. The AC is the aeronautical authority for the entire domestic territory, in charge of regulating and supervising the Colombian air space. The AC may interpret, apply and complement all civil aviation and air transportation regulation to ensure compliance with the Colombian Aeronautical Regulations (“RAC”). The AC also grants the necessary permits for air transportation.

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines, in order to obtain the operational permit, the company must comply with the RAC and fulfill legal, economic and technical requirements, to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes; whose concession is subject to the bilateral instruments entered into by Colombia. The only exception for not complying with the public hearing procedure is that the application comes from a country member of the CAN, or that the route or permit being applied for is part of a deregulated regime. Even if it does not go through the public hearing process, the airline must submit a complete study to the AC and the request is made public on the website of the authority. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

Antitrust Regulation

The Chilean antitrust authority, which we refer to as the National Economic Prosecutor Office (“FNE” by its Spanish name), oversees and investigates antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the “Antitrust Law.” The Antitrust Law states as anticompetitive, any conduct that prevents, restricts or hinders competition, or sets out to produce said effects.

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

An aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Competition Court (the “TDLC” by its Spanish name). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) the amendment or termination of acts and contracts; (ii) the amendment or dissolution of legal entities involved in the punished conducts; and/or (iii) the imposition a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company; and when none of these alternatives can be applied, a fine up to USD 50,000,000 approximately (60,000 UTA).

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

On or about June 2015, the FNE initiated a legal claim against LATAM before the TDLC alleging that LATAM was not complying with certain mitigation conditions related to the code share agreements with airlines outside LATAM’s global alliance as referenced above. Although LATAM opposed this allegation and responded the claim accordingly, a settlement agreement was reached between the FNE and LATAM (the “Settlement Agreement”). The Settlement Agreement approved by the TDLC on December 22, 2015 terminated the legal proceeding initiated by the FNE and did not establish any violation of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Settlement Agreement did establish the obligation of LATAM to amend/terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Settlement Agreement.

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

On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the FNE advising of the start of a review investigation to analyze the implementation of the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc. (Case number 2585-19). The Company is cooperating in this investigation, which is ongoing.

Brazil

The CADE approved the LAN/TAM merger by unanimous decision during its hearing on December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago, Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

On February 24, 2021 the CADE approved without remedies the joint venture between Delta Air Lines and LATAM Airline Group. Previously, in a separate case, the CADE approved without remedies the acquisition by Delta of up to 20% of LATAM common shares on March 18, 2020.

Uruguay

On December 14, 2020 the antitrust authority of Uruguay (Comisión de Promoción y Defensa de la Competencia) approved the joint venture between LATAM and Delta Air Lines. The same agreement was filed before the aeronautical authority of Uruguay (the Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica) on September 21, 2020 and approved by default on December 20, 2020, as the timeframe provided by the Aeronautical Code Law to the authority in order to resolve on the matter expired (90 days after filing).

United States

On July 8, 2020 LATAM and Delta Air Lines filed their joint venture before the DOT applying for approval of and antitrust clearance for all the alliance agreements.

Colombia

On September 4th, 2020 LATAM and Delta filed the joint venture before Aerocivil applying for an approval of the agreement.

C. ORGANIZATIONAL STRUCTURE

LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of February 28, 2021 is as follows:

The LATAM Group is composed of eight main airlines: LATAM Airlines Group S.A., incorporated in Chile; Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LATAM Airlines Peru S.A. ( “LATAM Airlines Peru”), a Peruvian subsidiary, LATAM-Airlines Ecuador S.A. (“LATAM Airlines Ecuador,” previously Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.), an Ecuadorian subsidiary, LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentinian subsidiary, Aerovías de Integración RegionalS.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; and LAN Cargo S.A. (“LATAM Cargo”).

As of December 31, 2020 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 94.98 % stake in LATAM Airlines Peru through direct and indirect interests, a 55.00% stake of the voting shares of LATAM-Airlines Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LATAM-Airlines Ecuador, a 99.87% indirect stake in LATAM Airlines Argentina, a 99.20% indirect stake in LATAM Airlines Colombia and a 100.00% stake of the non-voting shares of TAM, and 51.04% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100.00% of the voting shares of TAM. Following changes in Brazilian law, which now permits foreign persons to own up to 100% of the voting capital of Brazilian airlines, in February 2019, we increased our ownership of the voting shares of Holdco I S.A. to 51.04%.

Cargo operations are carried out by the affiliates under the brand LATAM Cargo. Our cargo operations are complemented by the operations of certain related companies, such as LATAM Cargo Brazil and LATAM Cargo Colombia. As of December 31, 2020, we held 100% of the non-voting shares and 20% (preferred) of TAM S.A. (a total of 63,09% of TAM S.A.) which is the sole shareholder of LATAM Cargo Brazil and a 90% stake in LATAM Cargo Colombia through direct and indirect participations. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of LATAM Cargo Brazil. In the cargo business, we market ourselves internationally primarily under the LATAM Cargo brand. Cargo Operation, in Perú, are carried out by LATAM Airlines Peru.

D. PROPERTY, PLANT AND EQUIPMENT

Chile

Headquarters

Our main facilities are located on approximately five acres of land that we rent near the Comodoro Arturo Merino Benítez International Airport in Santiago. The complex includes approximately 14,000 m2 of office space, 3,000 m2 of conference space and training facilities, 1,000 m2 of dining facilities and mock-up cabins used for crew instruction.

In addition, we rent 9,250 m2 for our executive offices in a central location of Santiago, Chile. This space is distributed in ten floors along four buildings. We also rent 5,000 m2, in twelve floors in downtown Santiago, Chile, and own a 17,000 m2 property in Santiago, Chile.

Maintenance Base

Our 82,000 m2 maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 52,000 m2 aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 5,000 m2 office building plus a 1,000 m2 office and workshop space. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 11,500 m2 of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. The lease has a duration of 30 days and is renewed monthly.

Other Facilities

We own sixteen acres of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators (which are not property of LATAM), one for Boeing 787 and two for Airbus A320 aircraft.

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

Headquarters of the Presidency

The Headquarters of the Presidency and Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport. This property, which LATAM Airlines Brazil owns, is used for human resources selection, medical services, training, mock-ups and offices- The Service Academy comprises 15,342 m² of land area and 9,032 m² of building area.

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

In Guarulhos, LATAM has a total area of approximately 12,649 m2 distributed within the Passenger Terminal, including areas such as Check-in, Ticket Sales, Check Out, Operations Areas, a VIP Lounge and Aircraft Maintenance spaces. The Hangar Complex adds an area of 65.080 m². The cargo terminal has 252 m² of office and 17,215 m² of open area. Our Distribution Centre Supplies area occupies 3,030 m².

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2020, including:

1.	The completion of a new Crisis Room and meeting rooms in Hangar 2, as well as the renovation of the Maintenance Department

2.	In the MRO in São Carlos, phase 1 of the asphalt pavement was completed and incorporation of reception area; and

3.	The inauguration of Chapecó (300m²)

Other locations

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. For the year ended 2020, we paid US$ 9.7 million in rent under the foregoing leases.

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

The summary consolidated annual financial information as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2020, 62.6% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 27.9% came from our cargo business. The remaining 9.5% was classified as other operating income, which consists primarily of compensation received from Delta Air Lines as part of the Framework Agreement signed in 2019, tour operator services, aircraft leasing, customs and warehousing services, third-party maintenance and other miscellaneous income.

Our operating environment in 2020 was marked by volatility in the region resulting from the COVID-19 pandemic. Our results of operations and our ability to continue as a going concern depend on developments relating to our Chapter 11 proceedings.

Passenger Operations

In general, our passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, and the attractiveness of the destinations that we serve. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. Our capacity is measured in terms of available seat kilometers (“ASKs”), which represents the sum, across our network, of the number of seats we make available for sale on each flight, multiplied by the kilometers flown by the respective flight. We measure traffic in RPKs, as the sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. We use yield, revenue from passenger operations divided by RPKs, to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues. See “Item 3. Key Information—A. Selected Financial Data.”

Passenger demand during 2020 was significantly impacted by the COVID-19 pandemic, affecting both domestic and international air travel, and during the year we carried 45.9 million less passengers than in 2019. For the full year 2020, passenger traffic fell 65.8% and total passenger capacity decreased 62.7%, however, with the domestic operations in Brazil being the least affected by the pandemic, followed by domestic SSC and then international.

During 2020, the domestic operations in Brazil led in terms of the recovery of the operation, with ASKs in the full year decreasing by 48.5% compared to the previous year. Passenger traffic decreased by 50.1% in 2020 with regard to 2019, resulting in a decrease of 2.5 percentage points in passenger load factors, which reached 80.0%.

The domestic operations of our affiliate carriers based in SSC, which account for 19.7% of total passenger capacity in 2020, showed a decrease of 62.2% in passenger traffic in the year while capacity fell 59.9% as compared to 2019. As a result, the passenger load factor declined by 4.8 percentage points to 76.1%.

The group’s international operations were most affected by the pandemic’s resulting government-imposed lockdowns, border closures and travel restrictions. During the year, capacity in international operations decreased by 70.6% and traffic by 74.5% compared to 2019, resulting in a decrease of 11.1 percentage points in passenger load factors, which reached 73.8%.

Cargo Operations

Cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by our capacity, traffic, cargo load factors and yield. Our capacity is measured in terms of available ton kilometers (“ATKs”) which represents the number of tons available across our network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. We measure traffic in revenue ton kilometers (“RTKs”) as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers. Finally, we use cargo yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo one kilometer.

During 2020, cargo traffic declined by 12.7% compared to 2019, while cargo capacity fell 25.9% year-over-year, which led to an improvement of 9.9 percentage points in cargo load factors to 65.4%. Cargo yield grew 30% year-over-year. As a result, revenues per ATK increased 53% in comparison to the previous year. Over 2,900 passenger freighter flights were operated; resulting in over 129,000 cargo tons transported on passenger freighters during this year.

Cost Structure

LATAM Airlines Group’s costs are largely driven by the size of our operations, fuel prices, fleet costs and exchange rates. Our operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other gains/(losses)” plus “restructuring activities” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. Restructuring activities expenses are those costs related to the Initial and Subsequent debtors’ filing for Chapter 11 voluntary protection and associated restructuring. During 2020, the company recognized a goodwill impairment within the line item “other gains/(losses).” The following is a discussion of the drivers of the most important costs.

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2020, average Jet fuel prices decreased 22.3%. LATAM Airlines Group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Upon filing of Chapter 11, counterparties terminated all of our hedging contracts. Subsequently, the Company has entered into new fuel hedging contracts in accordance with orders from the Bankruptcy Court. As of March 31, the Company determined that the highly probable expected transactions that made up the hedged item will no longer occur in the amounts formally established, and therefore it stopped recognizing these contracts under hedge accounting, recognizing a loss of US$43.4 million in the line in Other gains (losses) in the income statement, as a reclassification effect from other reserves from the statement of comprehensive income and a loss of US$30.8 million corresponding to the premiums associated with these contracts. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

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

Fleet related expenses, namely aircraft rentals and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. Generally, these costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates. Currently, however, the majority of the LATAM fleet is operating on a payment-by-use basis (known as Power-by-the-Hour, “PBH”), resulting from the company’s Chapter 11 proceedings and negotiations with lessors.

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2020 compared to year ended December 31, 2019.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2020, and December 31, 2019. For certain operating data for these periods, see “Item 3. Key Information—A. Selected Financial Data.”

	Year Ended December 31,
	2020	2019	2020	2019
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2019/2018 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	2,713.8	9,005.6	69.2%	89.4%	(69.9%)
Cargo	1,209.9	1,064.4	30.8%	10.6%	13.7%
Total operating revenues	3,923.7	10,070.1	100.0%	100.0%	(56.2%)

Cost of sales	(4,513.2)	(7,951.3)	(115.0%)	(79.0%)	(43.2%)

Gross margin	(589.5)	2,118.8	(15.0%)	21.1%	(131.9%)
Other operating income	411.0	360.9	10.5%	3.6%	13.9%
Distribution costs	(294.3)	(580.0)	(7.5%)	(5.8%)	(49.3%)
Administrative expenses	(499.5)	(735.2)	(12.7%)	(7.3%)	(32.1%)
Other operating expenses	(692.9)	(422.8)	(17.7%)	(4.2%)	63.9%
Restructuring activities expenses	(990.0)	0	(25.2%)	0	n.a
Financial income	50.4	26.3	1.3%	0.3%	91.7%
Financial costs	(587.0)	(589.9)	(15.0%)	(5.9%)	(0.5%)
Foreign exchange gains/(losses)	(48.4)	(32.6)	(1.2%)	(0.3%)	48.6%
Result of indexation units	9.3	(15.0)	0.2%	(0.1%)	(162.4%)
Other gains/(losses)	(1,874.8)	11.5	(47.8%)	0.1%	(16,367.1%)

Income (loss) before income taxes	(5,105.8)	142.0	(130.1%)	1.5%	(16,525.2%)
Income (loss) tax expense	550.2	53.7	14.0%	0.5%	924.6%

Net income (loss) for the period	(4,555.5)	195.6	(116.1%)	2.0%	(2,773.1%)

Income (loss) for the period attributable to the parent company’s equity holders	(4,545.9)	190.4	(115.9%)	1.9%	(2,487.2%)

Income (loss) for the period attributable to non-controlling interests	(9.6)	5.2	(0.2%)	0.1%	(286.1%)

Net income (loss) for the period	(4555.5)	195.6	(116.1%)	2.0%	(2,773.1%)

Earnings per share
Basic earnings per share (US$)	(7.49642)	0.31403	n.a	n.a	n.a
Diluted earnings per share (US$)	(7.49642)	0.31403	n.a	n.a	n.a

*	The abbreviation “n.a.” means not available.

Operating Revenues

Our total operating revenues decreased by 61.0% to US$3,923.7 million for the year ended December 31, 2020 compared to revenues of US$10,070.1 million in 2019. The 2020 decrease in operating revenues was attributable to a 69.9% decrease in passenger revenues, partially offset by a 13.7% increase in cargo revenues. Passenger and cargo revenues accounted for 69.2% and 30.8% of total operating revenues in 2020, respectively.

Our consolidated passenger revenues decreased by 69.9% to US$2,713.8 million in 2020 from US$9,005.6 million in 2019, as a result of the significant decrease in both capacity and passenger traffic stemming from the COVID-19 pandemic. Consequently, load factor decreased to 76.5% in 2020, a reduction of 7.0 percentage points with respect to 2019.

Cargo revenues increased by 13.7%, to US$1,209.9 million in 2020 from US$1,064.4 million in 2019, mainly driven by changes in the competitive environment due to the COVID-19 crisis and the contribution of our 11 freighters, which have increased their flight frequency and destinations, in addition to cargo flights made by passenger aircraft. Cargo capacity decreased by 25.9% and traffic by 12.7%, resulting in a 9.9 p.p. load factor increase. Cargo yields grew 30.2% year over year and as a result, revenues per ATK increased by 53.5%.

Cost of Sales

Cost of sales decreased by 43.2% to US$4,513.2 million for the year ended December 31, 2020 (from US$7,951.3 million in 2019), mainly due to the group’s effort to reduce and variablize costs in light of the diminished operations.

The table below presents cost of sales information for the fiscal year ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	2020	2019
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2020/2019 % change
Revenues	3,923.7	10,070.1	100.0%	100.0%	(61.0%)
Cost of sales	(4,513.2)	(7,951.3)	(115.0%)	(79.0%)	(43.2%)

Aircraft Fuel	(1,045.3)	(2,929.0)	(26.6%)	(29.1%)	(64.3%)
Wages and Benefits	(779.7)	(1,428.1)	(19.9%)	(14.2%)	(45.4%)
Other Rental and Landing Fees	(717.0)	(1,271.4)	(18.3%)	(12.6%)	(43.6%)
Depreciation and Amortization	(1,168.5)	(1,329.9)	(29.8%)	(13.2%)	(12.1%)
Aircraft Maintenance	(472.4)	(444.6)	(12.0%)	(4.4%)	6.3%
Passenger Services	(97.5)	(261.5)	(2.5%)	(2.6%)	(62.7%)
Other Costs of Sales	(232.8)	(286.8)	(5.9%)	(2.8%)	(18.8%)

Fuel costs declined by 64.3%, mainly as a result of a 53.9% decrease in fuel consumption compared to 2019 attributed to the significant decrease in capacity during the year and a 22.7% decline in fuel price (excluding hedge).

Wages and benefits decreased 45.4%, explained by a decrease of 14.0% in the average headcount, voluntary salary reductions adhered to be the vast majority of employees, and the depreciation of local currencies.

Other rental and landing fees decreased 43.6%, mainly due to a decrease in aeronautical rates and ground handling operations derived from the reduction of the operation during this year.

Depreciation and amortization fell by 12.1%, due to a decrease in maintenance depreciation derived from a lower level of operations.

Aircraft maintenance increased by 6.3% mainly due to non-recurring expenses associated with aircraft preservation measures, and the yearly adjustment to the maintenance provision for leased aircraft, though compensated by lower variable maintenance costs resulting from the reduced operation.

Passenger service declined by 62.6% mainly explained by a decrease in the number of passengers carried in the year.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) totaled a loss of US$589.5 million, compared to US$2,118.8 in 2019.

Other Consolidated Results

Other operating income increased in 2020 by 13.9%, from US$360.9 million in 2019 to US$411.0 million in 2020, as a result of US$62.0 million in compensation from Delta Air Lines Inc. for the cancellation of the purchase of four A350 aircraft and US$132.5 million associated with the Joint Business Agreement signed in 2019, as well as US$9.2 million from Qatar Airways for the early return of leased aircraft.

Distribution costs decreased by 49.3% to US$294.3 million from US$580.0 million in 2019, mainly as a result of lower reservations systems and data processing costs and wages and benefits costs, in line with the reduction in passenger traffic, decrease in average headcount and the devaluation of local currencies.

Administrative expenses decreased by 43.7% from US$735.2 million in 2019 to US$499.5 million, due to a reduction in average headcount in the year and a devaluation of local currencies.

Other operating expenses increased by 63.9% from US$422.8 million in 2019 to US$692.9 million as a result of expenses associated with tax, labor and civil legal proceedings.

Restructuring expenses totaled US$990.0 million in the year since the Initial Debtors filed for voluntary protection under Chapter 11 of the U.S. Bankruptcy Code on May 26, 2020, and included the fair value adjustment of fleet available for sale for US$331.5 million, aircraft lease rejections for US$268.5 million, employee layoff expenses of US$290.8 million and other legal and financial counsel fees.

Financial income increased by 91.7% to US$50.4 million in 2020 from US$26.3 million in 2019, due to an increase in interest-accruing assets as part of the portfolio that the company uses to manage cash.

Financial costs remained relatively flat year-over-year, decreasing by 0.5% to US$587.0 million in 2020 from US$589.9 million in 2019, resulting from a lower interest rate and offset by interests accrued on the company’s DIP financing facility.

Foreign exchange result increased by 48.6% to a net loss of US$48.4 million in 2020, mainly as a result of the devaluation of the Brazilian Real and Chilean Peso.

Other gains (losses) registered a loss of US$1,874.8 million, compared to a gain of US$11.5 million in 2019, principally due to a goodwill impairment of US$1,729.0 million, in addition to fuel hedging losses and slot write offs.

Income tax benefit for 2020 amounted to US$550.2 million as compared to an income tax benefit of US$53.7 million in 2019. This variation is mainly explained by an increase in the tax losses compared with the previous year, which implies a higher deferred tax asset in the current year and for the tax effect derived from several aircraft rejections. The higher deferred tax asset is reduced by a derecognition of previous and current deferred tax assets in some countries and for the non-recognition of taxes on losses derived from the goodwill impairment recognized in the current year. For more information, see Note 18 to our audited consolidated financial statements.

Net loss

Net loss for the year ended December 31, 2020 totaled US$4,555.5 million. Net loss attributable to the parent company’s shareholders was US$4,545.9 million in 2020.

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

	Year Ended December 31,
	2019	2018	2019	2018
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2019/2018 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	9,005.6	8,709.0	89.4%	88.0%	3.4%
Cargo	1,064.4	1,186.5	10.6%	12.0%	(10.3%)
Total operating revenues	10,070.1	9,895.5	100.0%	100.0%	6.9%

Cost of sales	(7,951.3)	(7,773.4)	(79.0%)	(78.6%)	2.3%

Gross margin	2,118.8	2,122.0	21.1%	21.4%	(0.2%)
Other operating income	360.9	472.8	3.6%	4.8%	(23.7%)
Distribution costs	(580.0)	(615.2)	(5.8%)	(6.2%)	(5.7%)
Administrative expenses	(735.2)	(736.3)	(7.3%)	(7.4%)	(0.1%)
Other operating expenses	(422.8)	(356.3)	(4.2%)	(3.6%)	18.7%
Financial income	26.3	53.3	0.3%	0.5%	(50.7%)
Financial costs	(589.9)	(539.1)	(5.9%)	(5.4%)	9.4%
Foreign exchange gains/(losses)	(32.6)	(38.1)	(0.3%)	(0.4%)	(14.4%)
Result of indexation units	(15.0)	(0.9)	(0.1%)	0.0%	n.a.
Other gains/(losses)	11.5	53.5	0.1%	0.5%	(78.5%)

Income (loss) before income taxes	142.0	415.7	1.5%	4.2%	(145.2%)
Income (loss) tax expense	53.7	(73.9)	0.5%	(0.7%)	(172.7%)

Net income (loss) for the period	195.6	341.8	2.0%	3.4%	(238.6%)

Income (loss) for the period attributable to the parent company’s equity holders	190.4	309.8	1.9%	3.1%	(38.5%)

Income (loss) for the period attributable to non-controlling interests	5.2	32.0	0.1%	0.3%	(83.8%)

Net income (loss) for the period	195.6	341.8	2.0%	3.4%	(238.6%)

Earnings per share
Basic earnings per share (US$)	0.31403	0.51090	n.a	n.a.	(38.5%)
Diluted earnings per share (US$)	0.31403	0.51090	n.a	n.a.	(38.5%)

*	The abbreviation “n.a.” means not available.

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

Our consolidated passenger revenues increased by 3.4% to US$9,005.6 million in 2019 from US$8,709.0 million in 2018, as a result of a 4.1% increase in capacity and the recognition of Multiplus revenues under passenger revenues after the integration of Multiplus into LATAM Airlines Brazil in May 2019. This was offset by a 0.6% decrease in RASK due to a 1.1% decrease in yields, which were impacted by softer international demand in the region due to currency devaluations in South America. In addition, load factor reached 83.5% in 2019, which represents an increase of 0.4 percentage points with respect to 2018.

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

The table below presents cost of sales information for the fiscal year ended December 31, 2019 and 2018.

	Year Ended December 31,
	2019	2018	2019	2018
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2019/2018 % change
Revenues	10,070.1	9,895.5	100.0%	100.0%	1.8%
Cost of sales	(7,951.3)	(7,773.4)	(79.0%)	(78.6%)	2.3%

Aircraft Fuel	(2,929.0)	(2,983.0)	(29.1%)	(30.1%)	(1.8%)
Wages and Benefits	(1,428.1)	(1,413.8)	(14.2%)	(14.3%)	1.0%
Other Rental and Landing Fees	(1,271.4)	(1,204.9)	(12.6%)	(12.2%)	5.5%
Depreciation and Amortization	(1,329.9)	(1,243.3)	(13.2%)	(12.6%)	7.0%
Aircraft Maintenance	(444.6)	(366.6)	(4.4%)	(3.7%)	21.3%
Passenger Services	(261.5)	(276.7)	(2.6%)	(2.8%)	(5.5%)
Other Costs of Sales	(286.8)	(285.1)	(2.8%)	(2.9%)	(0.6%)

Fuel costs declined by 1.8%, as a result of a 9.1% decrease in the average fuel price per gallon (excluding hedge) as compared to 2018. The latter was partially offset by a 5.6% increase in fuel consumption, associated to an increase in capacity. In addition, in 2019, the Company recognized a US$21.2 million loss related to hedging contracts, which compares to US$47.3 million gain 2018.

Wages and benefits increased 1.0%, mainly explained by an increase of 1.4% in the number of employees, partially offset by the depreciation of local currencies.

Other rental and landing fees increased 5.5%, mainly due to a 7.8% increase in passengers carried and higher handling costs associated to an increase in the operations.

Depreciation and amortization grew by 7.0%, mainly explained by 29 additional planes we received during 2019, the retrofit of the cabins and digital and IT projects during 2019.

Aircraft maintenance increased by US$78.0 million mainly due to an increase in line maintenance associated to improve reliability of our operations and the reception and operation of 29 aircraft in the year.

Passenger service declined by 5.5% mainly explained by a lower rate of passenger contingencies during the quarter compared to the same period of 2018.

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

Distribution costs decreased by 5.7% from US$615.2 million in 2018 to US$580.0 million in 2019, mainly as a result of lower reserve systems and data processing costs and wages and benefits costs, due to a decrease in average headcount and the devaluation of local currencies.

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

Income tax benefit for 2019 amounted to US$53.7 million as compared to an income tax expense of US$73.9 million in 2018. This variation is explained mainly by a decline in pre-tax income in 2019 (US$141.9 million pre-tax income) compared with 2018 (US$415.7 million pre-tax income), resulting in an increased income tax charges, and the non-recognition of deferred taxes related to tax losses by TAM S.A. and LATAM Argentina in 2018. For more information, see Note 18 to our audited consolidated financial statements.

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

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the Argentine’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar in terms of the pricing of our products, composition of our balance sheet and effects on our results of operations. Most of our revenues 55% are in U.S. dollars or in prices pegged to the U.S. dollar and a substantial portion of our expenses 63% is denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (74.9% as of December 31, 2020), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2020, 82.4% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$36.6 million in 2019 and net foreign exchange losses of US$48.4 million in 2020, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. These estimates principally relate to:

(a)	Evaluation of possible losses due to impairment of goodwill and intangible assets with an indefinite useful life.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

(c)	Recoverability of deferred tax assets

(d)	Air tickets sold that will not be used.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

(f)	Required provisions and their valuation when required

(g)	Leases; and

(h)	Investment in subsidiary (TAM)

See Note 4 (Accounting estimates and judgments) to our audited consolidated financial statements for a full description of our critical accounting policies.

Recently Issued Accounting Pronouncements

(a) Accounting pronouncements with implementation effective from January 1, 2020:

(i) Standards and amendments	Date of issue	Effective Date:
Amendment to IFRS 3: Business combinations.	October 2018	01/01/2020
Amendment to IAS 1: Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors.	October 2018	01/01/2020
Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; and IFRS 7: Financial Instruments: Disclosure	September 2019	01/01/2020

The application of these accounting pronouncements as of January 1, 2020, had no significant effect on the Company’s consolidated financial statements.

(b) Accounting pronouncements not yet in force for financial years beginning on January 1, 2019 and which has not been effected early adoption:

(b.1.) Not early adopted:

(i) Standards and amendments	Date of issue	Effective Date:
Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021
Amendment to IFRS 4: Insurance contracts	June 2020	01/01/2023
Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023
Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022
Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022
Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022
Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023
IFRS 17: Insurance contracts	May 2017	01/01/2023
Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture

	May 2020	01/01/2022

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(b.2.) Early adopted standard:

(i) Standards and amendments	Date of issue	Effective Date:
Amendment to IFRS 16: Leases.	May 2020	06/01/2020

(b.3.) Adoption of IFRS 9 Financial Instruments for hedge accounting:

On January 1, 2018, the effective adoption date of IFRS 9 Financial Instruments, the Company established the accounting policy to continue applying IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting. On January 1, 2021, the Company will modify this accounting policy and adopt IFRS 9 in relation to hedge accounting, aligning the requirements for hedge accounting with the Company’s risk management policies.

The Company has evaluated the hedge relationships in force as of December 31, 2020, and has determined that they meet the criteria for hedge accounting under IFRS 9 Financial Instruments as of January 1, 2021 and, consequently, they will be considered relationships continuous coverage.

The time value of the Options used as hedging instruments, effective at the closing of these Consolidated Financial Statements, will not continue to be designated as part of the hedging relationship but their recognition will continue in Other Comprehensive Income until the forecast transaction occurs at which time will be recognized in the income statement. As of December 31, 2020, the amount recognized in Equity corresponding to the temporal value of the options is ThUS $ (380).

The hedge accounting requirements of IFRS 9 will be applied prospectively. The Company estimates that the application of this part of the standard will not have significant impact on consolidated financial statements.

The Company is modifying the documentation of the existing hedging relationships as of December 31, 2020 in accordance with the provisions of IFRS 9 Financial Instruments.

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

	2020	2019	2018
Cost per ASK
Operating expenses (US$ thousands)	5,999,957	9,689,325	9,481,230
Divided by ASK (million)	55,688.0	149,111.9	143,264.7
= Cost per ASK (US$ cents)	10.77	6.50	6.62

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	5,999,957	9,689,325	9,481,230
– Aircraft fuel (US$ thousands)	1,045,343	2,929,008	2,983,028
Divided by ASK (million)	55,688.0	149,111.9	143,264.7
= Cost per ASK excluding fuel price variations (US$ cents)	8.90	4.53	4.54

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2020	2019	2018
Passenger Revenues (US$ thousands)	2,713,774	9,005,629	8,708.988
ASK (million)	55,688.0	149,111.9	143,264.7
Passenger Revenues/ASK (US$ cents)	4.87	6.04	6.08
Cargo Revenues (US$ thousands)	1,209,893	1,064,434	1,186,468
ATK (million)	4,708.3	6,356.7	6,497.6
Cargo Revenues/ATK (US$ cents)	25.70	16.75	18.26

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

B. Liquidity and Capital Resources

LATAM’s cash and cash equivalents amounted to US$1,695.8 as of December 31, 2020, US$1,072.6 million as of December 31, 2019 and US$1,081.6 million as of December 31, 2018. Additionally, the Company had short term marketable securities totaling US$0.3 million as of December 31, 2020, US$386.7 million as of December 31, 2019, and US$322.4 million as of December 31, 2018. Therefore, LATAM’s cash and cash equivalents and marketable securities totaled US$1,696.1 million as of December 31, 2020, US$1,459.2 million as of December 31, 2019, US$1,404.1 million as of December 31, 2018 and US$1,614.2 million as of December 31, 2017.

The US$236.9 million increase in cash and cash equivalents and marketables securities from 2019 to 2020 can be explained mainly by a first, partial draw of the Debtor in Possession (“DIP”) financing obtained by the company and the draw in full of the Revolver Credit Facility (“RCF”), which more than offset the negative cash flow from operating activities in a year marked by the COVID-19 pandemic and its severe impact on the airline industry, and debt repayments done mostly in the first quarter of the year.

The US$55.1 million increase in cash and cash equivalents and marketables securities from 2018 to 2019 was explained mainly by an increase in proceeds from sales, partially offset by expenditures in aircraft acquisition.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2020, 2019 and 2018 and our total cash position as of December 31, 2020, 2019 and 2018.

	2020	2019	2018
	(in US$ million)
Net cash flow from operating activities	(494.7)	2,826.7	2,073.3
Net cash flow from (used in) investing activities	33.6	(1,419.2)	(358.4)
Net cash flow from (used in) financing activities	1,120.8	(1,343.5)	(1,608.6)
Effects of variation in the exchange rate on cash and cash equivalents	(36.5)	(73.0)	(166.7)

Cash and cash equivalents at the beginning of the year	1,072.6	1,081.6	1,142.0
Cash and cash equivalents at the end of the year	1,695.8	1,072.6	1,081.6

As of December 31, 2020 in addition to cash and marketable securities, LATAM has access to US$1.3 billion of the DIP facility that has not yet been drawn and that are fully committed.

Net cash flows from operating activities

Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2020 amounted to a negative US$494.7 million, which means a decrease of US$3,321.4 million, or 117.5%, from 2019’s US$2,826.7 million. This was a direct consequence of the reduced operation (38% of ASKs compared to 2019) caused by the COVID-19 pandemic and governments restrictions on travel.

Net cash inflows from operating activities in 2019 had increased by US$753.3 million, or 36.3%, up from US$2,073.3 million, mainly due to an increase in proceeds from sales explained by a stronger performance of points of sales Brazil and Peru and Delta Airlines compensation received.

Net cash flow used in investing activities

Net cash used in investing activities in 2020 were an actually positive cash flow of US$33.6 million, meaning a reduction of US$1,458.8 from the US$1,419.2 million in 2019. The decrease can be explained mainly by a reduction in capital expenditures in aircraft, maintenance expenses and investment projects due to a cash conservation policy driven by COVID-19. The positive figure of 2020 is explained by the sale of certain real estate assets.

Net cash used in investing activities in 2019 had increased to US$1,419.2 million, from US$358.4 million in 2018. The increase was explained mainly by capital expenditures in aircraft, higher maintenance expenses and investment projects related to cabin retrofit. The inflow related to the net predelivery payments received by LATAM reached US$263.4 million for year 2019, higher than the net predelivery payments outflows of US$54.7million of year 2018. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash flows used in financing activities

In 2020, net cash in financing activities amounted to US$1,120.8 million, an increase of US$2,464.3 million from the negative US$1,343.5 million in cash used in financing activities in 2019. In 2020, the company made US$793.7 million in loan repayments, a reduction of US$1,066.7 million as a consequence of the Company filing for Chapter 11. Total debt raised in year 2020 amounted to US$1,798.3 million, an increase of US$16.6 million compared to US$1,781.7 million issued in 2019. This is explained by the drawing of DIP financing and the Revolving Credit Facility that the Company had available, as the Company issued no bonds nor obtained loans.

In 2019, net cash used in financing activities amounted to US$1,343.5 million, a decrease of US$265.1 million from the US$1,608.6 million in cash used in financing activities in 2018. In 2019, the company paid US$1,860.5 million in loan repayments and issued US$1,781.7 million in new debt. Total debt issuances in year 2019 amounted to US$1,781.7 million, an increase of US$1,002.7 million compared to US$779.1 million issued in 2018.

Sources of financing

Long term

The Company typically finances our fleet with long-term loans covering between 80% and 100% of the net purchase price. It also finances our aircraft under sale and leaseback arrangements and operational leases in order to add flexibility to our fleet. For more information regarding fleet financing, please refer to the information below and to “—F. Long Term Indebtedness—Tabular Disclosure of Contractual Obligations.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of ticket receivables or the securitization of fleet and engines.

Short term

LATAM has US$1.3 billion available related to undrawn portion of the “DIP.” This is a committed facility.

The Company has generally been able to arrange for short-term loans with local and international banks when it has needed to finance working capital expenditures or increase our liquidity. As of December 31, 2020, the Company had an outstanding stock of US$340 million in short-term loans with both local and international banks.

Capital expenditures

Our capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$ 324.3 million in 2020, US$ 1,276.6 million in 2019 and US$660.7 million in 2018, and purchases of intangible assets totaled US$ 140.2 million in 2019, US$96.2 million in 2018 and US$87.3 million in 2017. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for the 2021 calendar year, which are subject to change and may differ from the actual capital expenditures.

2021

Fleet Commitments (2)	773
PDPs (3)	259
Other expenditures (4)	822

(1)	The amount of Fleet Commitments presented includes all the committed deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft for which we do not expect to take delivery, regardless of the financing arrangement upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.
(2)	Represents pre-delivery payments (PDPs) made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made. All unpaid PDPs are assumed to be payable during 2021.
(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets.

At this time, LATAM is not able to fully determine the adjusted levels of estimated capital expenditures in light of the lower demand on air travel. The actual amount and timing of our future capital expenditures may be materially lower than our estimates as a result of the impact of COVID-19 pandemic on demand for air travel in the regions in which we operate.

C. Research and Development, Patents and Licenses, etc.

During 2020, LATAM continued with the registration of its brands to guarantee its protection worldwide, thus strengthening the presence of the brand.

Trademark LATAM in Argentina, Australia, Bolivia, Canadá, China, Colombia, South Korea, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, Dominican Republic, Taiwan, European Union, Uruguay, the United States, and Venezuela; Trademark LATAM AIRLINES in Argentina, Bolivia, China, Colombia, South Korea, Cuba, Ecuador, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, Taiwan, European Union, Uruguay and Venezuela.

LATAM AIRLINES ARGENTINA in Argentina; LATAM AIRLINES COLOMBIA in Colombia; LATAM AIRLINES ECUADOR in Ecuador; LATAM AIRLINES PARAGUAY in Paraguay and LATAM AIRLINES PERU in Peru. LATAM CARGO has been registered and/or renewed in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela. LATAM CARGO BRASIL in Brazil; LATAM CARGO COLOMBIA in Colombia; LATAM CARGO MEXICO in Mexico.

LATAM CORPORATE in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. LATAM FIDELIDADE in the following countries, Argentina, Australia, Bolivia, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, and the United States. LATAM LINEAS AEREAS in Argentina, Colombia, Ecuador and Peru; LATAM MRO in Argentina; Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela. LATAM PASS in Argentina, Australia, Bolivia, Canada, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, the United States, Venezuela and Australia. LATAM PASS MILES in New Zealand and Australia. LATAM TOURS in Argentina, Colombia, Ecuador and Peru. LATAM TRADE in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. Trademark LATAM TRAVEL in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela; trademark LATAM TRAVEL SOLUTIONS in Panama; LATAM VIAGENS in Brazil; LATAM, JUNTOS MÁS LEJOS in Argentina and Ecuador. LATAM, TOGETHER, FURTHER in Australia, New Zealand, European Union and USA.

LATAMPLAY in Argentina, Colombia and Ecuador. LATIN AIRLINE NETWORK in Mexico, Nicaragua, New Zealand and European Union. LIBREVOLADOR in Bolivia, Ecuador, Paraguay and Peru. LIBREVOLADORES in Bolivia, Ecuador, Paraguay and Peru. LIDERES DEL SERVICIO in Argentina, LINEA AEREA CARGUERA DE COLOMBIA in Colombia.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil, LATAM; LATAM AIRLINES; LATAM AIRLINES BRASIL; LATAM CARGO, LATAM CARGO BRASIL; LATAM FIDELIDADE; LATAM MRO, LATAM PASS; LATAM TRADE; TAM LINHAS AÉREAS; LATAM TRAVEL; LATAM VIAGENS; LATAM TRADE; LATAMPLAY; MERCADO LATAM; VAMOS LATAM.

FIDELIDAD in Argentina; FIDELIDAD TAM in Paraguay; LATAM AIRLINES ARGENTINA in Argentina; LATAM AIRLINES COLOMBIA in Colombia; LATAM AIRLINES ECUADOR in Ecuador; LATAM AIRLINES PARAGUAY in Paraguay and LATAM AIRLINES PERU in Peru.

D. Trend Information

On March 12, 2020, LATAM Airlines announced the suspension of its guidance for 2020 in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. As of this date, LATAM has not reinstated its guidance, due to the continued uncertainty and it is not possible to quantify the exact impact on demand or how long it may take to recover, making it impossible to estimate results.

LATAM is taking measures to minimize possible effects of the current scenario, including cost reduction and capacity adjustments and filing for Chapter 11 reorganization in order to right-size the Group’s debt and operation.

At this time, LATAM is not able to fully determine the future impact on financial results in light of the expected lower demand on air travel as a result of the impact of the COVID-19 pandemic on demand for air travel in the regions in which the group operates.

E. Off-Balance Sheet Arrangements

The company does not currently have off-balance sheet fleet arrangements as a result of the adoption of IFRS 16. See Note 17 to our audited consolidated financial statements for a more detailed discussion of these commitments.

For other commitments, see Note 32 - (b) Other commitments - to our consolidated financial statements.

F. Contractual Obligations

Long Term Indebtedness

Secured Debt

Aircraft Debt

1.	ECA/EX-IM: Bank loans & bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2020, the total outstanding amount under these facilities was US$1,476 million. In general, ECA and EX–IM financings have a 12-year repayment profile.

2.	Commercial Bank Loans: As of December 31, 2020, secured commercial bank loans debt totaled US$1,342 million.

3.	Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2020, the outstanding obligations under these tax leases were US$685 million.

Non Aircraft Debt

1.	Revolving Credit Facility (RCF): During March and April 2020, LATAM Airlines Group S.A. fully drew the secured line of US $600 million. This financing expires on March 29, 2022 and is guaranteed by collateral consisting of aircrafts, engines and spare parts. The first draw was on March 27, 2020 with an amount of US $504.7 million. The second draw was on April 7, 2020 and the amount was US $72 million. The third draw was on April 14, 2020 and the amount was US $ 11.2 million. Finally, the fourth and final draw was on April 21, 2020 for US $12.1 million.

2.	Debtor in Possession (DIP): On October 10, 2020, LATAM Airlines Group S.A. drew US$ 1.15 billion, of which US$0.4 billion was provided by Related Parties, of the committed credit line of the “DIP” financing. The financing matures on April 10, 2022 and is guaranteed by the Chapter 11 Debtors and secured by collateral consisting of routes, slots, engines and spare parts. With this first draw, the company still has US $ 1.3 billion available to draw according the company needs as the entire line is compromised by a total of US $ 2,45 billion. For additional information, see “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings—Debtor-in-Possession Financing.”

Other

1.	Pre-Delivery Payments (“PDP”) financing: As of December 31, 2020, the outstanding amount under PDP financings was US$143 million.

Unsecured Debt

1.	LATAM 2024 Notes: On April 11, 2017, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$700 million, maturing in 2024 with an annual interest rate of 6.875%. As of December 31, 2020, the outstanding amount under the LATAM 2024 Notes was US$733 million.

2.	2026 Notes: On February 4, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$600 million, maturing in 2026 with an annual interest rate of 7.000% (the “2026 Notes”). On July 11, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued a re-opening of the 2026 notes in the amount of US$200 million, maturing in 2026 with an annual interest rate of 7.000%. As of December 31, 2020, the outstanding amount under the 2026 Notes was US$850 million

3.	Local Bonds: On August 17, 2017, LATAM Airlines Group S.A. issued local bonds on the Santiago Stock Exchange in the aggregate amount of UF 9,000,000 comprised of the Series A Bonds (BLATM-A), Series B Bonds (BLATM-B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 862. The total amount of Series A Bonds issued was UF 2,500,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series B Bonds issued was UF 2,500,000 with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. The total amount of Series C Bonds issued was UF 1,850,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series D Bonds issued was UF 1,850,000, with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. On June 6, 2019, LATAM Airlines Group S.A. issued local bonds listed on the Santiago Stock Exchange designated as the Series E Bonds (BLATM-E), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 921. The total amount of Series E Bonds issued was UF 5,500,000 with a maturity date of April 15, 2029 bearing nominal interest rate at 3.60% annually. As of December 31, 2020, the outstanding amount of Local Bonds was US$599 million

4.	Commercial Bank Loans: As of December 31, 2020, unsecured Commercial Bank loans debt stood at US$81 million.

As of December 31, 2020, the average interest rate of our debt was 4.89%. Out of the total debt, 44.6% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps. When considering the US$375 million of DIP financing provided by Related Parties, the average interest rate of our debt was 5.44% and the portion of debt at a fixed rate was 42.4%.

As of December 31, 2020, LATAM had US$2.207 billion in current debt liabilities. Of this amount, US$426 million consisted of short-term debt, which represents 19% of our total current debt liabilities.

As of December 31, 2020, we had purchase obligations totaling US$3.4 billion (US7.5 billion according to manufacturer’s list price), with deliveries between 2020 and 2026, as set forth below:

●	Airbus A320-Family, passenger aircraft deliveries: 42

●	Wide-body passenger aircraft deliveries (which include the Airbus A350 1000XWB and the Boeing 787-9): 8

Tabular Disclosure of Contractual Obligations

The following table sets forth our material expected obligations and commitments as of December 31, 2020, which are based on certain estimates and assumptions and may differ from the obligations and commitments we actually pay in future periods.

Payments due by period, as of December 31, 2020
(US$ in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial debt obligations(1)	US$ 7,600	US$ 2,207	US$ 2,546	US$ 1,206	US$ 1,640
Lease obligations	US$ 3,563	US$ 932	US$ 1,325	US$ 982	US$ 323
Fleet Commitments	US$ 3,419	US$ 773	US$ 1,772	US$ 498	US$ 376
DIP financing provided by Related Parties(2)	US$ 390	-	US$ 390	-	-
TOTAL	US$ 14,972	US$ 3,912	US$ 6,033	US$ 2,686	US$ 2,339

(1)	Financial debt obligations reflect principal payments on outstanding debt obligations, including aircraft debt, senior notes, long-term and short-term bank loans and PDP financing.
(2)	Includes capitalized fees and interest

2020 Fleet Additions

During 2020, LATAM had no additions to the fleet.

2019 Fleet Additions

During 2019, LATAM completed the addition of the following wide body aircraft:

●	Three Airbus A350-900 through leases, one Airbus A350-900 through cash payment and two Boeing 787-9 through a tax lease.

During 2019, LATAM completed the addition of the following narrow body aircraft:

●	Fourteen Airbus A320-200 and three A320 Neo through leases and six Airbus A320 Neo through tax leases.

2018 Fleet Additions

During 2018, LATAM completed the addition of the following wide body aircraft:

●	Two Airbus A350-900 passenger aircraft, financed through sale and leaseback transactions with a 12-year term.

During 2018, LATAM completed the addition of the following narrow body aircraft:

●	Two Airbus A321 passenger aircraft, financed through leases with 10.5-year terms.

G. Safe Harbor

Not applicable.

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

On March 31, 2020 Roberto Alvo, former Chief Commercial Officer, took over as CEO of LATAM Airlines Group, in the place of Enrique Cueto, who served LATAM in that capacity for 25 years.

On April 1, 2020 and on April 17, 2020 respectively Mr. Juan José Cueto and Mr. Carlos Heller resigned from the LATAM Airlines Group’s board of directors, and as their replacements, the board of directors appointed Mr. Enrique Cueto and Mr. Enrique Ostalé respectively. Both of them were elected by the shareholders on the ordinary meeting of April, 30th 2020.

On September 7, 2020 Mr. Giles Agutter resigned from the LATAM Airline’s Group’s board of directors, and as his replacement, the board of directors appointed Mr. Alexander D. Wilcox on October 6, 2020 until the next ordinary shareholders’ meeting of LATAM which should take place during the first quarter of 2021, when the election and renewal of the whole Board of Directors will take place.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 30, 2020. The entire board will stand for re-election at our annual shareholders meeting in 2021.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto(1)	Director / Chairman
Enrique Ostalé	Director
Enrique Cueto(1)	Director
Nicolás Eblen (2)	Director
Henri Philippe Reichstul	Director
Patrick Horn	Director
Alexander Wilcox	Director
Eduardo Novoa	Director
Sonia Villalobos	Director

Senior Management	Position
Roberto Alvo	CEO LATAM
Ramiro Alfonsín	CFO LATAM
Marty St. George	CCO LATAM
Paulo Miranda	VP Customers LATAM
Hernán Pasman	VP Operations, Maintenance and Fleet LATAM
Emilio del Real	VP Human Resources
Juan Carlos Menció	VP Legal

(1)	Messrs. Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”

(2)	Mr. Nicolás Eblen is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.

Directors

Mr. Ignacio Cueto, has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019 and April 2020. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group. As of February 28, 2021, Mr. Cueto shared in the beneficial ownership of 99,381,777 common shares of LATAM Airlines Group (16.39% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Enrique Cueto, has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is member of the International Air Transport Association (“IATA”) Board of Governors. He is also member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and Executive Member of the Latin American and Caribbean Air Transport Association (“ALTA”). Mr. Cueto is the brother of Mr. Ignacio Cueto, Chairman of the board. Mr. Cueto is also a member of the Cueto Group. As of February 28, 2021, Mr. Cueto shared in the beneficial ownership of 99,381,777 common shares of LATAM Airlines Group (16.39% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Enrique Ostalé joined LATAM Airlines Group’s Board of Directors in April 2020. He is also Chairman of the Board of Walmart Mexico and Central America SBA, and Walmart Chile S.A. Prior to this role, he was Executive Vice President and Regional Chief Executive Officer – U.K, Latin America and Africa, at Walmart International. Mr. Ostalé assumed this expanded regional role in April 2017 after serving previously as CEO of Walmart Latin America, India and Africa (2016- 17), as CEO of Walmart Mexico, Central America and Latin America (2013-16) and president and CEO of Walmart Chile (2006-13), when he led the successful transition of D&S S.A into what is today Walmart Chile, following its acquisition by Walmart Inc. in 2009. Mr. Ostalé holds an undergraduate degree in economics and business administration from Adolfo Ibáñez University and a Master of Science in Accounting and Finance from the London School of Economics.

Mr. Nicolás Eblen, has served on LATAM’s board of directors since April 2017 and was re-elected to the board of directors of LATAM in April 2019 and April 2020. Mr. Eblen currently serves as CEO of Inversiones Andes SpA, a position he has held since 2010. In addition, he serves on the board of directors of Granja Marina Tornagaleones S.A., Río Dulce S.A., Patagonia SeaFarms Inc., SalmonChile A.G., and Sociedad Agrícola La Cascada Ltda. Mr. Eblen holds a Bachelor’s degree in Industrial Engineering, major in Computer Science from Pontificia Universidad Católica de Chile and a Master in Business Administration from Harvard Business School. As of February 28, 2021, the Eblen Group had the beneficial ownership of 27,644,702 common shares of LATAM Airlines Group (4.56% of LATAM Airlines Group’s outstanding shares). For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Henri Philippe Reichstul, joined LATAM’s board of directors in April 2014 and was reelected to the board of directors of LATAM in April 2019 and April 2020. Mr. Reichstul is a Brazilian citizen and has served as President of Petrobras and the IPEA-Institute for Economic and Social Planning and Executive Vice President of Banco Inter American Express S.A. Currently, in addition to his roles as Administrative Board member of TAM and LATAM Group, he is also a member of the board of directors of Repsol and chairman of the board of Fives, among others. Mr. Reichstul is an economist with an undergraduate degree from the Faculty of Economics and Administration, University of São Paulo, and postgraduate work degrees in the same discipline—Hertford College—Oxford University.

Mr. Patrick Horn, has served on LATAM Airlines Group’s board of directors since April 2019 and was reelected in April 2020. He is currently a Member of the Economic Council of the Universidad de los Andes and director of non-profits such as Aportes Chile. He has more than 35 years’ experience as an executive, both in Chile and abroad, in companies including British American Tobacco Co., Unilever, Compañía Sudamericana de Vapores and Grupo Ultramar, where he was also director of subsidiaries. Mr. Horn graduated as an Industrial Civil Engineer from the Pontificia Universidad Católica de Valparaiso and holds a Master of Science in Industrial Engineering from the Georgia Institute of Technology, U.S. He has participated in executive programs at the training centers of British American Tobacco Co. and Unilever in London, and at Kellogg Business School. He also completed a business management program (PADE) at the Universidad de los Andes business school (ESE).

Mr. Alexander Wilcox has served on LATAM Airlines Group’s board of directors since October 2020. Mr. Wilcox resides in the United States and has broad experience in the aviation industry where he held executive positions in several airlines between 1996 and 2005. Mr. Wilcox is a cofounder and the CEO of JSX, a public charter commuter air carrier in the U.S. Mr. Wilcox attended the University of Vermont and earned a BA in Political Science and English.

Mr. Eduardo Novoa has served on LATAM’s board of directors since April 2017 and was reelected to the board of directors of LATAM in April 2019 and April 2020. In addition, Mr. Novoa serves on the board of directors of Cementos Bio-Bio, Grupo Ecomac, ESSAL and is a member of the advisory board of STARS and Endeavor. He was also a member of the board of directors of Esval, Soquimich, Grupo Drillco, Techpack, Endesa-Americas, Grupo Saesa, Grupo Chilquinta, and several companies in the region that were subsidiaries of Enersis and AFP Provida. He has also been a member of the board of Amcham-Chile, the Association of Electric Companies, YPO-Chile, Chile Global Angels and several Start-Ups. Between 1990 and 2007 he was an executive of several companies such as CorpGroup, Enersis, Endesa, Blue Circle, PSEG and Grupo Saesa. Mr. Novoa has a Bachelor of Business and Administration from the Universidad de Chile and a Master in Business Administration from the University of Chicago. He has participated in executive programs at Harvard, Stanford and Kellogg and was professor of finance and economics at several universities in Chile.

Mrs. Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018 and was reelected to the board of directors of LATAM in April 2019 and April 2020. Mrs. Villalobos is a Brazilian citizen and a regular member of the board of directors of Petrobras and Telefónica Vivo. She is a founding partner of the company Villalobos Consultoria since 2009 and a professor of post-graduate courses in finance at Insper since 2016. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, she was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini, Playfair & Associates, LLC. As of 1989 she was Head of Research of Banco Garantia. She graduated in Public Administration from EAESP / FGV in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994. As a volunteer, she participates in the Board of the CFA Society Brazil, a non-profit association that brings together nearly 1,000 professionals who hold the CFA (Chartered Financial Analyst) certification in Brazil.

Senior Management

Mr. Roberto Alvo is LATAM’s Chief Executive Officer (“CEO”), a position he holds since March 31, 2020, prior to which he worked as LATAM’s Chief Commercial Officer (“CCO”), since May 2017, and was responsible of the Group’s passenger and cargo revenue management, with all the commercial units reporting to him. Previously, he was Senior Vice-President of International and Alliances at LATAM Airlines since 2015, and Vice-President of Strategic Planning and Development since 2008. Mr Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

Mr. Ramiro Alfonsín, is LATAM’s Chief Financial Officer (“CFO”), a position he holds since July 2016. Over the past 16 years, before joining LATAM, he worked for Endesa, a leading utility company in Spain, Italy and Chile, having served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utility sector, he worked for five years in Corporate and Investment Banking for several European banks. Mr. Alfonsín holds a degree in business administration from Pontificia Universidad Católica de Argentina.

Mr. Martin St. George joined LATAM Airlines Group in 2020 as Chief Commercial Officer after a 30+ year career in the airline industry in both North America and Europe. Prior to joining LATAM, he operated an airline strategy consulting practice, where he served airline and travel-industry clients in the United States, the Caribbean and Europe, including a role as interim Chief Commercial Officer at Norwegian Air Shuttle ASA. From 2006 to 2019, he worked for JetBlue Airways, filling roles in marketing, network and ultimately serving as Chief Commercial Officer at JetBlue. Mr. St. George holds a degree in Civil Engineering from the Massachusetts Institute of Technology.

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

B. Compensation

For information on compensation, see “—D. Employees” below.

C. Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in April 2021. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to Chilean Corporate Law, LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

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

Under Chilean Corporate Law we are required, to the extent possible, to appoint a majority of independent board members to the board of directors committee. Pursuant to the Chilean Corporations Act, no person shall be considered independent who, at any time during the previous eighteen months: (1) Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies; (2) Was a close relative (i.e., parents, father/mother in law, siblings, sisters/brothers in law), to any one of the persons referred to in 1 above; (3) Was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above; (4) Was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in 1 above; or (5) Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote.

Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest percentage of votes cast by shareholders that individually control or possess less than 10% of the company’s shares. If there is only one independent director, such director shall appoint the other members of the committee among non-independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, at least 10 days prior to the date of the shareholders’ meeting called to that end. The candidate who obtains the highest number of votes shall be elected as independent director.

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

As of December 31, 2020, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2020, the committee members were Mr. Eduardo Novoa Castellón, Mr. Nicolás Eblen Hirmas and Mr. Patrick Horn García. We pay each member of the committee 80 UFs per monthly assistance to meetings.

Other LATAM Board Committees

LATAM’s board of directors has also established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management.

In June 2014, LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company.

Corporate Governance Practices

In March 2020, LATAM Airlines Group filed the Company’s Corporate Practices Report prepared according to General Rule N° 385, previously N°341, of the Chilean Financial Market Commission (“CMF”) issued June 8, 2015. The reporting obligation stipulated in this rule is for practices in place as of December 31st of each year and the report must be presented no later than March 31st of the following year.

The report provided each year to the Commission must cover the following subjects:

•	how the Board works;

•	the relationship between the company, shareholders and the public in general;

•	how senior officers are replaced and compensated; and

•	the definition, implementation and supervision of internal control and risk management policies and procedures inside the company.

D. Employees

The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2020	2019	2018
Administrative	4,477	6,966	6,380
Sales	982	2,505	3,106
Maintenance	4,487	4,911	4,928
Operations	10,195	13,538	13,391
Cabin crew	5,918	9,511	9,196
Cockpit crew	3,056	4,298	4,169

Total	29,115	41,729	41,170

(1)	As December 31, 2020, approximately 53% of our employees worked in Brazil, 25% in Chile, 9% in Peru, 3% in Argentina, 4% in Colombia, 2% in Ecuador and 4% in the rest of the world.

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

Regarding benefits, we usually provide life insurance and medical insurance, complementary of the coverage provided by the legal system. We also grant other benefits, according to local market practice (meal, transportation, maternal and paternal leave, etc.). In addition, we have a global staff travel program, which grants free and discounted tickets to our permanent employees.

Long Term Incentive Compensation Program

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives effective between October 2020 and March 2023 that expires in March 2023 (the “Compensation Plan”), which consists of an extraordinary bonus that may be paid annually or subject to accrual and is based on target prices of the shares of LATAM. This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

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

For more information, see Note 34 to our consolidated financial statements.

Labor Relations

LATAM makes its best effort so that labor relations between the group, workers and their legal representatives are conducted based on the criteria of safety, efficiency and care for people. The challenges that 2020 represented for the airline industry and LATAM’s ongoing Chapter 11 proceedings, however, have had impacts on labor relations during the year and may continue to affect hiring processes, union negotiations, talent attraction and employee turnover, etc. In any case, the Company is always conscious of any contingencies or union conflicts that may arise, for which in the most critical areas, due to massive or possible conflict, it must always have contingency plans prepared to face those situations.

Chile

In 2020, the company carried out 10 collective bargaining processes with unions, of which seven are closed, and three are in the process of signing an agreement, all of them voluntary by the parties, which means that they were not the product of a legal obligation. Additionally, these collective agreements were agreed in accordance with current legislation, and all were approved by a large majority in the respective assemblies. Finally, as a result of the impact of the COVID-19 pandemic on the airline industry, in addition to the 10 collective bargaining agreements mentioned above, the company managed to sign seven collective agreements for two years with the aircrew unions, which allowed us to reduce or eliminate costs and operational restrictions of these groups.

Ecuador

In 2011 a union previously exclusive to cabin crew employees was integrated into the general employee’s union. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than half of our employees eligible for membership are members of this union.

Additionally, three employee associations were formed in 2012, including pilots, other general employees but composed mostly of maintenance employees and other composed mostly by employees of airport administration. In July 2019, the Company renewed the voluntary agreement with the pilot’s association, valid until July 2023, was modified on June 26, 2020 and the term of which was extended until December 31, 2023.

Argentina

On June 17, 2020 LATAM Airlines Argentina announced the cessation of operations, both for passengers and cargo.

As of the cessation of its operations, LATAM Airlines Argentina stopped flying to and from 12 domestic destinations (Buenos Aires, Iguazu, Bariloche, Salta, Tucuman, Mendoza, Cordoba, Neuquen, Comodoro Rivadavia, Rio Gallegos, Calafate and Ushuaia), and four international destinations (Miami, São Paulo, Santiago de Chile and Lima).

LATAM Airlines Group and its subsidiaries continue to operate from Argentina and connecting the country with multiple destinations in Brazil, Chile and Peru, including their connecting hubs, subject to restrictions of local authorities.

The situation that LAN Argentina faced required new agreements and an environment for the industry that would allow the company to be transformed, adapting it to the new world context and thus generating the conditions for it to be sustainable in the long term.

Unfortunately, a large part of these transformations have been impossible to materialize in Argentina due to the lack of agreement with the main players in the industry (especially labor unions), making it impossible to project LATAM Airlines Argentina as a sustainable project. Numerous conversations have been held with the authorities, where an understanding of the size and severity of the crisis was reached. The profound impact of the pandemic accentuated an already complicated situation for the company, which had been working for a long time on trying to achieve sustainable labor agreements. Unfortunately, the conditions are not in place today in the local airline industry.

After the brutal impact of the COVID-19 pandemic at the global level, LAN Argentina opened a voluntary retirement program in April to give employees the possibility to choose this alternative. After seven months of the program, the voluntary retirement reached individual agreements with more than 1,300 employees in Argentina. Additionally, LAN Argentina ended the links with all the unions that were part of the company. At the same time, within the closing process, the company concluded the evacuation of the different spaces both the commercial and the airports offices throughout the country.

As part of the process of cessation of operations, 453 dismissal telegrams (collaborators who have not reached an individual agreement) are pending due to dismissals forbidden by local labor legislation.

With the aim of providing a service of excellence under a sustainable structure, it was necessary to resize the structure dedicated to international operations. Considering the current regulatory context, it was achieved through a personnel suspension agreement, signed on September 15, 2020 with the Union of Air Navigation Personnel of Private Entities (“UPADEP”), a union recognized by the Ministry of Labor and with union status, which represents the personnel of foreign airlines and which, in line with what happens with the rest of the companies that operate in Ezeiza, it is the natural interlocutor of the company in the framework of its labor relations.

The agreement with UPADEP, which was renewed on December 30, 2020 for the months of January and February, allows us to draw a predictable horizon for the operation in its different phases, in addition to providing a solid legal and political scenario.

Finally, moving forward with this new agreement offers the Company the possibility to work together on different initiatives associated with the optimization and improvement of its processes, facilitating the adaptation of the international operation in Argentina to LATAM standards in the rest of the world.

Colombia

In Colombia we have five different unions. The company held negotiations with: (i) the Technicians Union (ACMA), in 2018, and reached an agreement that will be in force until June of 2021, (ii) the Cabin Crew Union (ACAV), in 2018, and reached an agreement that will be in force until June of 2021, (iii) the Industrial Union of Aviation Workers (SINTRATAC), in 2018, and reached an agreement that will be in force until June of 2021, (iv) the Pilots’ Latam Colombia Union (ADALAC), in 2018, and reached an agreement that will be in force until January of 2021 and (v) the pilots’ union, ACDAC, in an arbitration during the last quarter of 2017 and an arbitration of the year 2019 is pending

As of May 2020, the Social Dialogue table was installed with the five Unions that exist in the company, in order to renegotiate the collective agreements. We closed the year without any signed agreements.

Peru

In Peru, there are six unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements were signed for a duration of four years.

During 2020, as a result of the impact of the COVID-19 pandemic on the airline industry, LATAM Airlines Peru carried out four anticipated collective bargaining agreements with the pilots’ union, cabin crew union and the two aeronautical technicians’ unions, all of them voluntary by the parties. The company managed to sign collective agreements for two years which allowed for the reduction of costs and operational restrictions.

Finally, in 2020 negotiation continued with the flight dispatchers’ union (negotiation began in September 2018). These negotiations are expected to conclude with a collective bargaining agreement in the first half of 2021.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven unions in Brazil— one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2020, LATAM Airlines Brazil renegotiated collective bargaining agreements with 10 unions. Negotiations continue underway with the union of Pilots and cabin crew.

E. Share Ownership

As of February 28, 2021, the members of our board of directors and our executive officers as a group owned 20.95% of our shares. See “Item 7. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Mr. Ignacio Cueto (Chairman of the Board of LATAM), Mr. Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of Februrary 28, 2021 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 16.39%(1) of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with the combination with TAM, members of the Cueto Group entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

Following the combination with TAM, the Amaro Group became a major shareholder of LATAM Airlines Group. Please see “Item 4. Information on the Company – History and Development of the Company.” As of February 28, 2021, the Amaro Group owned 6.40%(2) of LATAM Airlines Group’s common shares. The terms of the shareholders’ agreement among the Amaro Group, LATAM and the Cueto Group require the Cueto Group and the Amaro Group to vote to elect individuals nominated to our board of directors in accordance with the direct and indirect shareholder interests in LATAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group and the Amaro Group, three other groups or entities are major shareholders of LATAM. As of Februrary 28, 2021, the Eblen Group, which includes our director Nicolás Eblen, owned 4.56% of our common shares; Qatar Airways Investments (UK) Ltd. owned 9.999999918% (4) of our common shares and Delta Air Lines owned 20.00% of our common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of February 28, 2021, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of February 28, 2021)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group(1)	99,381,777	16.39%
Costa Verde Aeronautica SA(1)	82,376,937	13.58%
Costa Verde Aeronautica SpA	9,228,949	1.52%
Inversiones Costa Verde Ltda.	7,775,891	1.28%

Delta Air Lines	121,281,538	20.00%
Delta Air Lines, Inc.	121,281,538	20.00%

Qatar Airways(3)	60,640,768	10.00%
Qatar Airways Investments (UK) Ltda.	60,640,768	10.00%

Amaro Group (1)(2)	38,792,870	6.40%
TEP Aeronautica S.A.	26,783,613	4.42%
TEP Chile S.A.	12,009,257	1.98%

Eblen Group	27,644,702	4.56%
Inversiones Andes SpA.	13,187,037	2.17%
Andes Aerea SpA	6,152,633	1.01%
Inversiones PIA SpA.	4,155,953	0.69%
Comercial las Vertientes SpA	4,149,079	0.68%

All other minority shareholders	264,818,671	43.67%

Total	606,407,693	100.00%

(1)	The ownership figures for the Cueto Group in this table no longer consider the Amaro Group’s 21.88% interest in Costa Verde Aeronáutica S.A., following the transfer of those shares to a new company owned by the Amaro Group, TEP Aeronáutica S.A.

(2)	The ownership figures for the Amaro Group in this table consider the addition of TEP Aeronáutica S.A..

(3)	Qatar owns 9.999999918% of total issued shares of LATAM.

As of February 28, 2021, 8.62% of our capital stock was held in the form of ADSs. Chilean pension funds held 1.78% of our capital stock and other minority investors held 33.27% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2021, we had 4,387 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

Shareholders’ Agreements

Following the combination of LAN and TAM in June 2012, TAM S.A. continues to exist as a subsidiary of Holdco I and a subsidiary of LATAM, and LAN Airlines S.A. has been redesignated as “LATAM Airlines Group S.A.”

Prior to the consummation of the business combination, LATAM Airlines Group, the Cueto Group, today a major shareholder, entered into several shareholders’ agreements with TAM, the Amaro Group (acting through TEP Chile) and Holdco I, establishing agreements and restrictions relating to corporate governance in an attempt to balance LATAM Airlines Group’s interests, as the owner of substantially all of the economic rights in TAM, and those of the Amaro Group by prohibiting the taking of certain specified material corporate actions and decisions without prior supermajority approval of the shareholders and/or the board of directors of Holdco I or TAM. These shareholders’ agreements also set forth the parties’ agreement regarding the governance and management of the LATAM Airlines Group following the consummation of the combination of LAN and TAM.

Governance and Management of LATAM Airlines Group

We refer to the shareholders’ agreement among the Cueto Group and the Amaro Group (acting through TEP Chile), which sets forth the parties’ agreement concerning the governance, management and operation of the LATAM Airlines Group, and voting and transfer of their respective LATAM Airlines Group common shares and TEP Chile’s voting shares of Holdco I, as the “Cueto Amaro shareholders’ agreement.” We refer to the shareholders’ agreement between LATAM Airlines Group S.A. and TEP Chile, which sets forth agreements concerning the governance, management and operation of the LATAM Airlines Group, as the “LATAM Airlines Group-TEP shareholders’ agreement.” The Cueto Amaro shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement set forth the parties’ agreement on the governance and management of the LATAM Airlines Group following the effective time.

This section describes the key provisions of the Cueto Amaro shareholders’ agreement and the LATAM Airlines Group-TEP shareholders’ agreement. The description of the LATAM Airlines Group-TEP shareholders’ agreement summarized below and elsewhere in this annual report on Form 20-F is qualified in its entirety by reference to the full text of such shareholders’ agreements, which has been filed as exhibit to this annual report on Form 20-F.

Composition of the LATAM Airlines Group Board

Since April 2017, there are no restrictions in the Cueto Amaro shareholders’ agreement nor in the LATAM Airlines Group-TEP shareholders’ agreement regarding the composition of LATAM Airlines Group’s board of directors. Therefore, once elected in accordance with Chilean regulation, members of the LATAM Airlines Group’s board of directors have the right to appoint any member as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Accordingly, on May, 2017, on May 14, 2019 and on April, 30, 2020, Mr. Ignacio Cueto Plaza was elected as President of the Board.

On April 1, 2020 and on April 17, 2020 respectively Mr. Juan José Cueto Plaza and Mr. Carlos Heller Solari resigned from the LATAM Airlines Group’s board of directors, and as their replacements, the board of directors appointed Mr. Enrique Cueto Plaza and Mr. Enrique Ostalé Cambiaso respectively. Both of them were elected by the shareholders on the Ordinary Meeting of April, 30th 2020.

Recently, on September 7, 2020 Mr. Giles Agutter resigned from the LATAM Airline’s Group’s board of directors, and as his replacement, the board of directors appointed Mr. Alexander D. Wilcox on October 6, 2020 until the next Ordinary Shareholders’ Meeting of LATAM which should take place during the first quarter of 2021, instance in which the election and renewal of the whole Board of Directors will take place.

Management of the LATAM Airlines Group

On September 10, 2019, LATAM announced that Enrique Cueto Plaza, Chief Executive Officer of LATAM (“CEO LATAM”) since June 2012, who left this position as of March 31, 2020, was being replaced as of such date by Mr. Roberto Alvo, current Chief Commercial Officer of LATAM. The CEO LATAM is the highest ranked officer of LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group and certain other responsibilities set forth in the LATAM Airlines Group-TEP shareholders’ agreement. After any departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

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

The Cueto Amaro shareholders’ agreement provides that the persons elected by or on behalf of the Cueto Group or the Amaro Group to our board of directors must also serve on the boards of directors of both Holdco I and TAM.

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

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The Cueto Group and TEP Chile have agreed in the Cueto Amaro shareholder’s agreement to vote their respective LATAM Airlines Group common shares as follows:

●	the parties agree to vote their LATAM Airlines Group common shares to assist the other parties in removing and replacing the directors such other parties elected to the LATAM Airlines Group board of directors;

●	the parties agree to consult with one another and use their good faith efforts to reach an agreement on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LATAM board of directors or the LATAM shareholders, and if unable to reach such agreement, to follow the proposal made by our board of directors;

●	the parties agree to maintain the size of the LATAM Airlines Group board of directors at a total of nine directors and to maintain the quorum required for action by the LATAM Airlines Group board of directors at a majority of the total number of directors of the LATAM Airlines Group board of directors; and

●	if, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement, then TEP Chile has agreed to vote its shares on such supermajority matter as directed by the Cueto Group, which we refer to as a “directed vote.”

The parties to the Holdco I shareholder’s agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

Pursuant to the Cueto Amaro shareholders’ agreement, the Cueto Group and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the LATAM Airlines Group common shares and (in the case of TEP Chile only) the voting shares of Holdco I beneficially owned by them. Except for a limited amount of LATAM Airlines Group common shares, neither the Cueto Group nor TEP Chile were permitted to sell any of their LATAM Airlines Group common shares, and TEP Chile was not permitted to sell its voting shares of Holdco I, until June 2015. Since then, sales of LATAM Airlines Group common shares by either party are permitted, subject to (i) certain limitations on the volume and frequency of such sales and (ii) in the case of TEP Chile only, TEP Chile satisfying certain minimum ownership requirements. On or after December 31, 2021, TEP Chile may sell all of its LATAM Airlines Group common shares and voting shares of Holdco I as a block, subject to (x) approval of the transferee by the LATAM board of directors, (y) the condition that the sale not have an adverse effect and (z) a right of first offer in favor of the Cueto Group, which we refer to collectively as “block sale provisions.” An “adverse effect” is defined in the Cueto Amaro shareholder’s agreement to mean a material adverse effect on our and Holdco I’s ability to own or receive the full benefits of ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide. The Cueto Group has agreed to transfer any voting shares of Holdco I acquired pursuant to such right of first offer to LATAM for the same consideration paid for such shares.

In addition, TEP Chile may sell all LATAM Airlines Group common shares and voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, if a release event (as described below) occurs or if TEP Chile is required to make two or more directed votes during any 24-month period at two meetings (consecutive or not) of the shareholders of LATAM Airlines Group held at least 12 months apart and LATAM Airlines Group has not yet fully exercised its conversion option described below. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the Cueto Group is not elected to the board of directors of LATAM Airlines Group.

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

In addition, after December 31, 2021 and after the occurrence of the full ownership trigger date (as described below under the “—Conversion Option” section), TEP Chile may sell all or any portion of its LATAM Airlines Group common shares, subject to (x) a right of first offer in favor of the Cueto Group and (y) the restrictions on sales of LATAM Airlines Group common shares more than once in a 12-month period.

The Cueto Amaro shareholders agreement provides certain exceptions to these restrictions on transfer for certain pledges of LATAM Airlines Group common shares made by the parties and for transfers to affiliates, in each case under certain limited circumstances.

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

Conversion Option

Pursuant to the Cueto Amaro shareholders’ agreement and the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure 863/2018 of December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.

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

B. Related Party Transactions

See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings—Debtor-in-Possession Financing.”

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our major shareholders. In the ordinary course of business, we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 33 to our audited consolidated financial statements for the fiscal year ended December 31, 2020.

On August 2, 2016, the board of directors approved the Policy on Control of Related-Party Transactions of LATAM Airlines Group S.A. and its subsidiaries, which states:

●	Related-party means, among others, subsidiaries, affiliates, natural persons or legal entities with control of 10% or more of the Company’s voting stock, vice presidents, directors or senior executives as well as their respective spouses, relatives, and companies in which said persons are either direct or indirect owners of 10% or more of the Company’s voting stock, or in which they have held a position over the last 18 months.

●	Related-Party Transactions can only be executed if said transactions are in LATAM’s interest and adjust to price, terms and conditions prevalent in the market for similar transactions with other third parties at the time of its approval.

●	Any and all negotiations, acts, contracts or operations in which a company of the LATAM Group and a party related to such company serve as the participants will be subject to the Policy.

Dip Financing

See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings—Debtor-in-Possession Financing.”

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data,” “Item 18. Financial Statements” and pages F-1 through F-131.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of business. The following is a description of all the material legal and arbitration proceedings.

In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and the Brazilian Administrative Counsel for Economic Defense (“Conselho Administrativo de Defesa Econômica” or “CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation. On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$9.4 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgement by the European Court of Justice. On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. On December 2017 LAN Cargo and LATAM presented their arguments for this annulment and on July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union. LATAM is waiting for the outcome and expects a further reduction of the fine included in the decision by the general court of the European Union. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (KUS$10,072 or €8,220,000) to the Bankruptcy Court.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). In the particular case of Great Britain there was a mediation process, at the end of the year 2018, with the participation of all airlines involved to try to reach an agreement. LATAM Airlines Group S.A., reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This mediation process concluded the claim for all class actions except one, for which a settlement was negotiated during the year 2009, and which settled in December 2019 for the amount of approximately GBP 222,469.63. The payment was made during the month of January 2020. This concluded the claim for all class-actions in Great Britain. For all other countries (Norway, the Netherlands and Germany) the amount is undetermined. In the case of Germany, the case has been requested to be stayed, relying on the Chapter 11 proceedings.

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

On September 27, 2019 a lawsuit was filed against LATAM Airlines Group S.A. in the U.S. District Court for the Southern District of Florida under the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. Section 6021 et seq., (the “Helms-Burton Act”). Plaintiff Jose Ramon Lopez Regueiro alleged in the complaint that he holds an interest in the Jose Marti Airport which was confiscated by the Cuban government in 1959, and that LATAM Airlines Group S.A. unlawfully “trafficked” in the said property. The plaintiff seeks all available statutory remedies, including the award of damages for the alleged trafficking in the expropriated property, plus reasonable attorney’s fees and costs incurred, treble damages, post-judgment interest, and any other relief deemed appropriate by the court. LATAM is in the process of defending the claim, having filed motion to dismiss followed by a motion to stay discovery pending a ruling on the motion to dismiss. The matter is still in preliminary stages, and very little precedent has yet to be established to predict the final outcome of litigation should the matter proceed to trial and/or to determine the amount of reserve, if any. On April 6, 2020, the Court issued an Order of Temporary Suspension given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The Court required the parties to notify on a monthly basis of the possibility of proceeding.

Chapter 11 Proceedings

As further described herein, LATAM Airlines Group and 37 of its affiliates have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The cases are jointly administered under Case No. 20-11254 and are pending before the Honorable Judge James L. Garrity Junior. Additional information regarding recent developments in the Chapter 11 proceedings can be found in “Item 4. Information on the Company—B. Business Overview—Recent Chapter 11 Developments.”

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization proceedings under the rules of Chapter 11 described above, filed the request for recognition of the Chapter 11 proceedings as a main proceeding, pursuant to Law 20,720 (the “Chilean Insolvency Act”) in Chile, before the 2° Civil Court of Santiago (the “Chile Insolvency Court”). Case N° C-8553-2020. On June 4, 2020, the Chile Insolvency Court issued a ruling granting such request. All appeals filed against such decision were rejected and, therefore, is final. Currently the recognition proceeding remains open.

Aerovías de Integración Regional S.A submitted a request for recognition of the foreign reorganization proceeding in Colombia. On June 12, 2020, the Superintendence of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted on September 18, 2020 by the United States District Court for the Southern District of New York that approved the DIP financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies.

On May 27, 2020, LATAM Airlines Perú submitted a request for a preventive bankruptcy process before the National Institute for the Defense of Free Competition and the Protection of Intellectual Property of Peru (“INDECOPI”) and is awaiting admission.

On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.

On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.

On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.

On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On June 25, 2020, the National Corporation of Consumers and Users (“CONADECUS”) filed a class action against LATAM Airlines Group S.A. in a Chilean Court, for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. On July 4, 2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, a decision is pending to date. On July 11, 2020 we requested the Court to comply with the suspension of this case, ruled by the Chile Insolvency Court, in recognition of the foreign reorganization procedure pursuant to the Chilean Insolvency Act, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a motion for reconsideration and an appeal against this resolution should the motion for reconsideration be dismissed. The Chile Insolvency Court dismissed the reconsideration motion on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with the Bankruptcy Court because of the automatic suspension imposed by Section 362 of the Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Chile Insolvency Court to hear the matters relating to the claims of CONADECUS in Chile. On September 16, 2020, the Borrowers filed their objection against CONADECUS’ appeal and the Official Unsecured Creditors Committee presented a statement in support of the Borrowers’ position. On December 18, 2020, the Bankruptcy Court partially granted CONADECUS’s request, only in the sense of allowing them to continue with their appeal against the resolution of the 23rd Civil Court and only for the purposes that the Court of Appeals determine whether or not the suspension is appropriate under the Chilean Insolvency Act. On February 9, 2021, the Bankruptcy Court entered an order to lift the automatic stay to permit the continuation of CONADECUS’ appeal in Chile against the judicial approval of a class action settlement with the Chilean Association of Consumers and Users (“AGRECU”).

Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. The Court admitted the answer and convened the parties to a reconciliation hearing on October 1, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020, to become a party and oppose the settlement, which the Court served to LATAM to give LATAM the opportunity to answer CONADECUS’s motion. The amount at the moment is undetermined.

Legal proceedings involving TAM

TAM Linhas Aéreas S.A. is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft, in addition to 22 actions filed by residents of the region where the accident occurred, who claimed pain and suffering, and a class action related to this accident. All suits have now been concluded except one suit brought by the association of residents of a local street in respect of which TAM has been found liable by the 2nd Instance Court for damages to be assessed, subject to an appeal to the Superior Court. Most residents of the relevant street appear to have already been compensated through individual claims, which have been satisfied and thus should not be entitled to further compensation. No steps have been taken by any residents to try to obtain further compensation through the decision in favor of the residents’ association. Any further damages resulting from the aforementioned legal claim are covered by the civil liability guarantee provided for in TAM’s insurance policy with Itaú Unibanco Seguros S.A. (now Chubb Seguros).

In relation to the Airbus A320 aircraft (PR-MBK) accident of TAM Linhas Aéreas S.A. (TAM) at CGH on July 17, 2007, settlements were concluded directly between the insurers/reinsurers and the victims’ families, third parties and ex-employees. Almost all claims and suits have now been concluded and there is ongoing litigation against TAM relating to only one fatal victim and one third party land owner. The administrative action regarding the extent of the primary insurance coverage payable regarding victims on board the aircraft remains on appeal by TAM and the other defendants to the Superior Court in Brasília. No steps have been taken by any party to attempt preliminary execution of the 2nd Instance decision and there should be good arguments to defend any such action based on the releases signed by all claimants upon receiving final compensation. The insurance coverage with Itaú Unibanco Seguros S.A. (now Chubb Seguros) is adequate to cover any further liabilities arising and LATAM Airlines Brazil will not incur any expenses that were not contemplated by the scope of the insurance policy.

Tax related proceedings

TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). Regarding the period between 2004 and 2012, the INSS issued a tax assessment notice charging amounts as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The company made cash deposits to the Court of total amounts required to guarantee the debts potentially owed. The administrative proceedings have been suspended until the conclusion of the judicial claim. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$ 67.6 million (R$ 357.643.742,34) related to the TAM’s part as of December 31, 2020.

TAM Linhas Aereas S.A. is a plaintiff in judicial claim against the Brazilian government from 1993 seeking indemnity for damages suffered because of the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The estimated value of the action on December 31, 2020 is US$185.9 million (R$983million). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is possible, even after the second judicial level court issued decision denying the claim. The Company filed a motion for clarification on the basis of omitted points in the judgment, which is pending in the Court. We have not recognized these credits in our financial statements and will only do so if and when a positive decision is rendered final by the Court.

TAM Linhas Aereas S.A. filed an ordinary claim, with a request for early judgment, to discuss the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. A decision by the superior court is pending. The amount of potential recovery is indeterminate at this time. The decision by the superior court (STJ) is pending since May 2020

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and a fine of 150% and interest was imposed on TAM. In summary, the Brazilian IRS intends to levy IRPJ and CSLL on the alleged capital gain earned by TAM S.A., as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2020 the updated amount of the assessment and fees discussed was approximately US$102.5 million (R$ 542,616,409.16 million). The Administrative Court issued a second level decision canceling the tax assessment. This decision was challenged by the Brazilian IRS before the third level Administrative Superior Court. The appeal from IRS is pending of judgment by Administrative Superior Court (“CSRF”).

A tax assessment was issued by the São Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015. On December 31, 2020 the updated amount of the assessment discussed was approximately US$83 million (R$ 439.911.966,10 million). The Company believes that a favorable outcome is possible. A first level decision was issued favorable to the company, but remains subject to appeal by the counterparty. The appeal from the São Paulo Municipality is pending of judgment since 05/2020.

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of US$ 51 million (R$ 270.355.667,19 million) as of December 31, 2020. The Administrative Court issued decisions canceling the total penalty and the major part of the amounts owed. The remaining amount is still under determination by the Brazilian IRS.

Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of US$94 million (R$498.250.067,32 million) as of December 31, 2020, due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (“GILRAT,” former “SAT”), in the term from November 2013 until December 2017. TAM Linhas Aereas S.A. has presented their defense to the Administrative Court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending the judgment on the appeal filed before second level Court (the “CARF”). In the opinion of our legal advisors, losing in this proceeding is possible. It is important to highlight that the Company recently won a similar case where the Brazilian IRS was seeking the same contribution related the years 2011-2012, and this assessment was canceled by the Administrative Court.

On December 12, 2019 Brazilian tax authority issued a Tax Assessment of PIS COFINS credits related to 2014 on the amount of US$ 32.9 million (R$174,358,096.70 million), as of December 31, 2020. The company filed the defense in the same ground of the case reported above about PIS COFINS. In September 2020, the company was informed that the defense was denied. The appeal filed by the Company is pending judgment.

It is important to highlight that TAM Linhas Aereas S.A. has other relevant legal cases involving tax issues.

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

For additional legal proceedings relating to the ordinary course of the business, please see Note 31 (Contingencies) in our audited consolidated financial statements.

Dividend Policy

In accordance with the Chilean Corporate Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS subject to the terms of Oficio Circular No. 856 issued on October 17, 2014 by the Chilean Financial Market Commission, subject to limited exceptions. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, except for the shares that have not been fully paid by the shareholder after being subscribed.

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

LATAM Airlines did not pay the dividend planned for May 28, 2020, even though it was approved and agreed in the 2020 shareholder’s meeting of April 30, 2020, due to Chapter 11 proceedings. The rules of the Chapter 11 proceedings prohibit the Company from distributing dividends to its shareholders during the bankruptcy. In addition, any plan of reorganization cannot provide distributions to shareholders on account of the pre-petition shares unless senior shareholders are paid in full.

B. Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2020.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs were listed on the NYSE under the symbol “LFL” on November 7, 1997. LATAM was delisted from the NYSE on June 22, 2020, following its filing for voluntary protection under Chapter 11 of the Bankruptcy Code. Our ADSs currently trade on the over-the-counter market.

As of December 31, 2020, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Trading

Chile

The Chilean stock market, which is regulated by the CMF under Law 18,045 of October 22, 1981, as amended, which we refer to as the “Securities Market Act”, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the SSE. In 1991, the SSE initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system; a firm offers system or daily auctions. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m. The SSE has an electronic system of trade, called Telepregón HT, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:00 p.m. The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:00 p.m. each business day. In February 2000, the SSE Off-Shore Market began operations. In the Off-Shore Market, publicly offered foreign securities are traded and quoted in U.S. dollars.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

This Item reflects legal amendments effected by Chilean Law No. 20,382 on Corporate Governance, which was enacted on October 13, 2009, and came into effect on October 20, 2009, and Chilean Law No. 20,552, which modernized and encouraged competition in the financial system, which was enacted on November 6, 2011 and came into effect on December 17, 2011.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set forth below is information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law. This description contains all material information concerning the common shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean Corporate Law and the Securities Market Law, each referred to below. For additional information regarding the common shares, reference is made to our by-laws, a copy of which is included as Exhibit 1.1 to this annual report on Form 20-F.

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

General

Shareholders’ rights in a Chilean corporation are generally governed by the company’s by-laws and the Chilean Corporate Law. Article 22 of the Chilean Corporation Act states that the purchaser of shares of a corporation implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporate Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Act provides that the provisions of the Chilean Corporation Act take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporate Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, it is forbidden for certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Act sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Act defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF, either voluntarily or pursuant to a legal obligation. In addition, Article 5 of the Securities Market Act indicates which corporation’s shares must be registered with the Securities Registry:

●	one with 500 or more shareholders;

●	one in which 100 or more shareholders own at least 10% of the subscribed capital (excluding any direct or indirect individual holdings exceeding 10%); and

●	one in which the shareholders agreed voluntarily to be registered.

The framework of the Chilean securities market is regulated by the CMF under the Securities Market Act and the Chilean Corporate Law, which imposes certain disclosure requirements, restricts insider trading, prohibits price manipulation and protects minority investors. In particular, the Securities Market Act establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for corporations that issue publicly offered securities.

Ownership Restrictions

Under Articles 12 and 20 of the Securities Market Act and General Rule 269 issued by the CMF in 2009, certain information regarding transactions in shares of publicly held corporations must be reported to the CMF and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of LATAM Airlines Group, or that reach or exceed such percentage through an acquisition, are required to report to the CMF and the Chilean stock exchanges, the day following the event:

●	any acquisition or disposition of shares; and

●	any acquisition or disposition of contracts or securities, which price or performance depends on the price variation of the LATAM Airlines Group’s shares.

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

Under Article 54 of the Securities Market Act and under CMF regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly held corporation, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquirer must send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the CMF and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and material conditions of any negotiations. Subsequently, the potential acquirer must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquirer’s website, if available. Both requirements shall be met at least ten business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquirer. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.

In addition to the foregoing, Article 54A of the Securities Market Act requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

Consequently, a beneficial owner of ADSs intending to acquire control of LATAM Airlines Group will be subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Securities Market Act on tender offers and CMF regulations provide that certain transactions entailing the acquisition on control of a publicly held corporation must be carried out through a tender offer. In addition, Article 199 bis of the Chilean Securities Market Act extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a publicly held corporation. Such tender offer must be effected within 30 days from the date of such acquisition.

Article 200 of the Securities Market Act prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or higher than 3.0% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Securities Market Act sets forth the basis for determining what constitutes a controlling power, a direct holding and a related party.

Capitalization

Under Chilean law, the shareholders of a corporation, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the corporation’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends of distribution of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and return of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for subscription and payment. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of December 31, 2020, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016. Chilean law recognizes the right of corporations to issue shares of common and preferred stock. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.

Preemptive Rights and Increases in Share Capital

Chilean Corporate Law requires Chilean corporations to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that corporation issues new shares for cash, except for up to 10% of the subscribed shares arising from the capital increase which may be designated to employee compensation pursuant to article 24 of the Corporation Act. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Market Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with the preparation and filing of a registration statement with the SEC, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights and any other factors we consider appropriate at the time. No assurances can be given that any registration statement would be filed. If preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10: Additional Information—E. Taxation—Chilean Tax—Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Thus, the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

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

Under the Chilean Corporate Law, transactions of a publicly-held corporation with a “related” party must be conducted on an arm’s-length basis and must satisfy certain approval and disclosure requirements which are different from the ones that apply to a privately-held company. The conditions apply to the publicly-held corporation and to all of its subsidiaries.

These transactions include any negotiation, act, contract or operation in which the publicly-held corporation intervenes together with either (i) parties which are legally deemed related pursuant to article 100 of the Chilean Securities Market Act, (ii) a director, senior manager, administrator, main executive or liquidator of the company, either on their own behalf or on behalf of a third party, including those individuals’ spouses or close relatives, (iii) companies in which the foregoing individuals own at least 10% (directly or indirectly), or in which they serve as directors, senior managers, administrators or main executives, (iv) parties indicated as such in the publicly-traded company’s by-laws, or identified by the directors’ committee or (v) those who have served as directors, senior managers, administrators, main executives or liquidators of the counterparty in the last 18 months and are now serving in one of those positions at the publicly-traded company.

Pursuant to Article 147 of Chapter XVI of the Chilean Corporations Act, a publicly held corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

1.	The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

2.	Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/her/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.

3.	The resolutions of the board of directors approving a related party transaction shall be reported at the next following shareholders’ meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders’ meeting.

4.	In the event that an absolute majority of the members of the board of directors should abstain from voting, the related-party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders’ extraordinary meeting by two-thirds of the voting shares of the company.

5.	If a shareholders’ extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors committee may have expressly requested to be evaluated. The directors committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board. The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact” (Communication sent to the CMF and the stock exchanges in Chile). The directors shall decide whether the transaction is in the best interest of the corporation, within five business days from the date the last report was received from the independent advisors.

6.	When the directors of the company must decide on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”

7.	Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but it will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.	Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF 2,000 (as of December, 31, 2020, approximately Ch$58 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2020, approximately Ch$581.4 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.	Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable.

3.	Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

The usual practice policy adopted by the board of directors in the meeting held on December 29, 2009 established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.

Shareholders’ Meetings and Voting Rights

Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on June 18, 2020, and the most recent ordinary annual meeting of our shareholders was held on April 30, 2020.

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

Only shareholders registered with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his or her proxy to attend and vote on his or her behalf. Proxies addressed to us that do not designate a person to exercise the proxy are taken into account in order to determine if there is a sufficient quorum to hold the meeting, but the shares represented thereby are not entitled to vote at the meeting. The proxies must fulfill the requirements set forth by the Chilean Corporate Law and its regulatory norms. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, under the Chilean Corporate Law, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

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

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 15 business days of the scheduled shareholder’s meeting, the board of directors of a publicly held corporation is required to send to every shareholder notice by regular mail, a notice containing a reference to the issues that will be discussed, together with instructions to obtain all the appropriate documentation regarding those issues, and publish such notice on its website. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights,” below.

Chilean Corporate Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposal in relation to the company’s affairs, together with the comments and proposals set forth by the directors’ committee. Similarly, Chilean Corporate Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included, together with the comments and proposals set forth by the directors’ committee.

Dividend and Liquidation Rights

In accordance with Chilean Corporate Law, LATAM Airlines Group must distribute an annual cash dividend equal to at least 30% of its annual net income calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there is no net income in a given year, LATAM Airlines Group can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by LATAM Airlines Group, except for the shares that have not been fully paid by the shareholder after being subscribed.

For all dividend distributions agreed by the board of directors in excess of the mandatory minimum of 30% noted in the preceding paragraph, LATAM Airlines Group may grant an option to its shareholders to receive those dividends in cash, or in shares issued by either LATAM Airlines Group or other corporations. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively is required to receive a dividend in cash. See “—Preemptive Rights and Increases in Share Capital,” above.

Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporate Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the National Corporation of Firefighters (Cuerpos de Bomberos de Chile).

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

Right of Dissenting Shareholders to Tender Their Shares

Chilean Corporate Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if any of the situations enumerated below takes place, dissenting or affected shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are a debtor in a bankruptcy liquidation proceeding, or if we are subject to a reorganization agreement approved in accordance with the Chilean Insolvency Act, unless such agreement allows the right to withdraw, or unless it is terminated by the issuance of a liquidation resolution. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.

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

The price to be paid to a dissenting shareholder of a publicly held corporation is its market value. In the case of corporations which shares are actively traded on a stock exchange (acciones con presencia bursátil) pursuant to a General Rule issued by the CMF, the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the shareholder resolution giving rise to the withdrawal right. If the shares of the corporation do not qualify as “actively traded” pursuant to the General Rules dictated by the CMF, the market price corresponds to the book value of the shares. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last annual balance sheet is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

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

Registration and Transfers

DCV Registros S.A. (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. Material Contracts

Table of Material Contracts for the Purchase of Aircrafts

Agreement	Date	Aircraft (number purchased)		Estimated Gross Value of Aircraft at List Price
Boeing 767-300 Fleet
Purchase Agreement No. 2126 with the Boeing Company	January 30, 1998	⮚	Boeing 767-300 passenger aircrafts (2)	US$200,000,000
Supplemental Agreement No. 16 to Purchase Agreement No. 2126	November 11, 2004	⮚	Boeing 767-300 passenger aircrafts (3)	US$140,000,000
		⮚	Boeing 767-300 freighter aircraft (1)
Supplemental Agreement No. 20 to Purchase Agreement No. 2126	April 28, 2005	⮚	Boeing 767-300 passenger aircraft (1)	US$300,000,000
		⮚	Boeing 767-300 freighter aircrafts (2)
Supplemental Agreement No. 21 to Purchase Agreement No. 2126	July 20, 2005	⮚	Boeing 767-300 passenger aircrafts (3)	US$410,000,000
Supplemental Agreement No. 22 to Purchase Agreement No. 2126	March 31, 2006	⮚	Boeing 767-300 (3)	US$430,000,000
		⮚	Converted two (2) Boeing 767-300 freighter aircrafts to two (2) Boeing 767-300 passenger aircrafts
Supplemental Agreement No. 23 to Purchase Agreement No. 2126	December 14, 2006	⮚	Boeing 767-300 passenger aircrafts (3)	US$460,000,000
Supplemental Agreement No. 24 to Purchase Agreement No. 2126	November 10, 2008	⮚	Boeing 767-300 passenger aircrafts (4)	US$636,000,000
		⮚	Two (2) aircrafts delivered in 2011, and two (2) aircrafts delivered in 2012
		⮚	Two purchase rights for Boeing 767-300 aircraft
Supplemental Agreement No. 28 to the Purchase Agreement No. 2126	March 22, 2010	⮚	Accelerate the delivery of ten 787-8 aircraft, substitute four aircraft from 787-9 to 787-8 and substitute three 767-316ER to 767-316F freighter aircraft
Supplemental Agreement No. 29 to the Purchase Agreement No. 2126	November 10, 2010	⮚	Accelerate the delivery of three Aircraft and substitute those three aircraft from 767-316F to 767-316ER.
Supplemental Agreement No. 30 to Purchase Agreement No. 2126	February 15, 2011	⮚	Boeing 767-300 passenger aircrafts (3)	US$510,000,000
		⮚	Delivery was scheduled to take place in 2012
Supplemental Agreement No. 31 to Purchase Agreement No. 2126	May 10, 2011	⮚	Boeing 767-300 passenger aircrafts (5)	US$780,000,000
		⮚	Four purchase rights for Boeing 767-300 passenger aircraft
		⮚	Delivery was scheduled to take place in 2012

Supplemental Agreement No. 32 to Purchase Agreement No. 2126	December 22, 2011	⮚	Exercise two purchase options for Boeing 767-300 aircrafts (2)	US$340,000,000
		⮚	Delivery was scheduled to take place in 2012
		⮚	Remaining purchase options deleted
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚	Boeing 787-8 aircrafts (18)	US$3,200,000,000
		⮚	Boeing 787-9 aircrafts (8)
		⮚	Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚	Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚	Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚	Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚	Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚	Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019		To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019		Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019		To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019		Deferral of PDPs.
Boeing 777 Freighter Fleet
Purchase Agreement No. 3194 with the Boeing Company	July 3, 2007	⮚	Boeing 777 freighter aircrafts (2)	US$545,000,000

		⮚	Delivery was scheduled to take place in 2011 and 2012
Letter Agreement 6-1162-KSW-6454R2 to the Purchase Agreement No. 3194	March 22, 2010	⮚	Transfer two purchase rights from Purchase Agreement No. 2126 to Purchase Agreement No. 3194.
Supplemental Agreement No. 2 to Purchase Agreement No. 3194	November 2, 2010	⮚	Exercise purchase option for Boeing 777 freighter aircraft (1)	US$280,000,000
Supplemental Agreement No. 4 to the Purchase Agreement No. 3194	August 9, 2012	⮚	Reflect the configuration of the aircraft covered under such Purchase Agreement.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚	Airbus A320-Family aircrafts (5)	US$230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚	Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚	Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚	Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
		⮚	According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.
Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚	Airbus A320-Family aircrafts (30)	US$2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚	Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚	Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚	Airbus A320-Family aircrafts (50)	US$2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚	Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.

Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚	Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	⮚	Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚	Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚	Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚	Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚	Covering the substitution of certain Aircraft.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚	Airbus 320 NEO Family aircraft (20)	US$1,700,000,000
		⮚	Delivery scheduled to take place in 2017 and 2018
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚	Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚	Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚	Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚	Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚	Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚	Covering the cancellation of the delivery of four A320 NEO Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚	Airbus A320-Family aircrafts (31)	US$3,300,000,000
		⮚	Airbus A330-200 aircrafts (6)
		⮚	Delivery was scheduled to take place between 2007 and 2010
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚	Airbus A320-Family aircrafts (20)	US$2,140,000,000
		⮚	Airbus A330-200 aircrafts (4)
		⮚	Delivery was scheduled to take place between 2007 and 2014

New Purchase Agreement with Airbus S.A.S.	July 2010	⮚	Airbus A320-Family aircrafts (20)	US$1,450,000,000
		⮚	Delivery was scheduled to take place between 2014 and 2015
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚	Airbus A320-Family aircrafts (10)	US$1,730,000,000
		⮚	Airbus A320 NEO Family aircrafts (22)
		⮚	Delivery scheduled to take place between 2016 and 2018
		⮚	Ten option rights for Airbus A320 NEO Family aircraft
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚	Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚	Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚	Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚	Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚	Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚	Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚	Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚	Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚	Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚	Reschedule of the delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft.
		⮚	Cancel the delivery of one A321 Aircraft.
TAM Material Contracts – A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚	Airbus A350 aircrafts (22)	US$6,480,000,000
		⮚	Ten option rights for Airbus A350 aircraft
Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚	Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚	Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.

Novation Agreement to the A350 Purchase Agreement	July 2014	⮚	Novating the A350 purchase agreement from TAM to LATAM.
Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚	Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚	Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚	Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚	Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚	Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
		⮚	Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚	Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚	Reschedule of one A350-900 XWB Aircraft
TAM Material Contracts – Boeing 777 Purchase Agreement
Purchase Agreement with Boeing	February 2007	⮚	Boeing 777-32WER aircrafts (4)	US$1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚	Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚	Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚	Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚	Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚	Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚	Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚	Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚	Option to cancel two Aircraft

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

On December 31, 2014, we entered Letter Agreement No. 2 to GTA with CFM for the sale and support by CFM of CFM56-5B engines to power 20 A320 family aircraft and one spare engine.

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

In addition, LATAM has distribution agreements in place with SABRE as well as with other distribution providers. On May 11, 2021 we entered into a new Sabre Participant Carrier Distribution and Services Agreement. This agreement will be effective for an initial period of two years.

AMADEUS Contract

On May 1 2020, we entered into the Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity with Amadeus, an agreement effective for an initial period of two years. On January 14, 2021, LATAM rejected this contract, as part of its Chapter 11 proceedings, which took effect on March 1, 2021.

V2500-A5 Engine Maintenance Service Agreement

In 2020, LATAM together with TAM entered into an Engine Maintenance Services Agreement with MTU Maintenance Hannover GmBH, for the maintenance of up to 40 V2500 engines.

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

Petrobras

In April 2019, we entered into an Aviation Fuel Supply Agreement with Petrobras Distribuidora S.A. and a local agreement for services in Brazil. These Agreements will be effective until December 31, 2021.

In addition, we entered into an Aviation Fuel Supply Agreement with Esmax Distribuidora S.A (Ex Petrobras Chile) and a local agreement for services in Chile, in January 2019. In September 2020 we entered into a Second Amendment to the agreement to establish new commercial conditions. These Agreements will be effective until December 31, 2021.

World Fuel Services

In October 2006, we entered into an Aviation Fuel Supply Agreement with World Fuel Services INC. Later we entered in local agreements for services in Chile, México and USA. These Agreements will be effective until December 31, 2021.

Air BP-Copec

In July 2018, we entered into an Aviation Fuel Supply Agreement with Air BP Copec S.A. for services in Chile. These Agreements will be effective until December 31, 2021.

Repsol

In October 2014, we entered into an Aviation Fuel Sales Agreement with Repsol Marketing SAC and related companies. Later we entered into a local agreement for services in Peru valid until December 31, 2020.

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

If the depositary does not receive voting instructions from a holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by our board of directors to vote the number of deposited securities represented by such holder’s ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	we think there is substantial shareholder opposition to the particular question; or

●	we think the particular question would have an adverse impact on our shareholders.

●	The depositary will only vote or attempt to vote as such holder instructs or as described above.

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

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market. On September 1999, the Central Bank of Chile decided to limit its formal commitment to intervene and decided to exercise it only under extraordinary circumstances, which are to be announced in advance. The Central Bank of Chile also committed to provide periodic information about the levels of its international reserves.

Purchases and sales of foreign exchange effectuated outside the Formal Exchange Market are made through the Informal Exchange Market (Mercado Cambiario Informal) established by the Central Bank in 1990. There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.

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

E. Taxation

Chilean Tax

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Servicios de Impuestos Internos (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is a resident of Chile if such person remains in Chile, whether continuously or not, for a period or periods exceeding a total of 183 days, within any twelve-month period. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The treaty will have to be approved by the U.S. Senate before it becomes effective.

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

In addition, on February 24, 2020 Law No. 21,210, a new tax reform law, was enacted which in general is in force as of March 1, 2020 with some provisions entering into force at different dates. The main new rules are: (i) repealing both the Fully and the Partially Integrated Regimes. A new tax regime is established for small and medium enterprises (SMEs) whose sales do not exceed app US$2.55 million annually (the threshold might consider related party income) with a 25% rate Corporate Tax, and 100% of credit against final taxes (please note that amounts expressed in USD may be subject to change due to exchange rate fluctuations). The Partially Integrated regime would remain for companies exceeding such threshold; (ii) incorporating a surcharge of the current real estate tax applicable on the aggregate value of a taxpayer’s real estate higher than US$600,000 app; (iii) limiting and eventually impeding Chilean holding companies in a tax loss position from claiming a refund of the corporate taxes paid by local subsidiaries remitting dividends. Full implementation would occur in 2024; (iv) increasing the higher marginal personal income tax rate for Chilean domiciled individuals up to a 40% from the current 35%; and (v) modifying some requirements from the capital gain tax exemption in the sale of shares with high stock market presence, amongst others. We do not expect any material adverse effect on the business from this new tax reform law.

Finally, on September 2, 2016 Law No 21,256 which takes emergency measures to counteract the economic effects of COVID 19 came into effect. The main changes enacted by this law are (i) a transitory reduction of the FCIT to SMEs to 10% for the fiscal years 2020, 2021, and 2022, (ii) instantaneous depreciation was extended to 100% for the entire country (not only a particular region of Chile), and for all investments in fixed assets made until December 31, 2022 amongst other changes to promote small business.

Cash Dividends and Other Distributions

Under the new Partially Integrated Regime, cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities and which we refer to as the Withholding Tax. A credit against the Withholding Tax is available based on the corporate income tax rate of the year of distribution and provided a sufficient balance of accumulated corporate income tax credits is available. These credits correspond to corporate income tax we actually paid on the accumulated income (referred to herein as the First Category Tax or FCIT). However, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. If we register net income and a tax loss, no credit against the Withholding Tax may be available.

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

Under a transitory provision included in Law No. 21,210, in effect until December 31, 2026, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2020, although such treaty is not yet in force. This last tax reform extended this benefit which was included by the Tax Reform Act and it was in force until December 31, 2021.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non Treaty Country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100).	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.27)
Net dividend received	19.5	16.64
Effective dividend withholding rate	11%	24%

(*)	30% of net distributable income.
(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

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

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$8,621 as of December 28, 2020) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

The gain on the sale of shares of common stock by a Foreign Holder is subject to a withholding of 35% of the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total (sale price) amount, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return. Gain recognized in the transfer of common shares that have a high presence in the stock exchange, however, is not subject to capital gains tax in Chile, provided that the common shares are transferred in a local stock exchange or within the process of a public tender of common shares governed by the Securities Market Act. The common shares must have been acquired either in a local stock exchange, within the process of a public tender of common shares governed by the Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds.

Notwithstanding the foregoing paragraph, Chile’s tax authority Ruling No. 1,480 (issued on August 22, 2014) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is not subject to capital gains tax in Chile. Such exemption is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock exchange. Shares are considered to have a high presence in the stock exchange when they:

●	are registered in the Securities Registry;

●	are registered in a Chilean Stock exchange; and

●	meet at least one of the following requirements:

●	have an adjusted presence equal to or above 25%;

●	have a Market Maker (this requirement is limited under the recently enacted tax reform law).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$40,933 as of December 28, 2020) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

To meet the “Market Maker” requirement the issuer of the shares must execute a written contract with a stockbroker incorporated in Chile that fulfills some additional requirements. Law No. 21,210 modified this provision in those cases where the high stock market presence is given exclusively by virtue of a Market Maker. In such cases, the capital gain tax exemption would apply only for the term of one year from the first public offering of the securities.

A capital gains tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014 by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

Pursuant to the regulations of the grandfathering rule, to qualify as a foreign institutional investor an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

●	a fund registered with a regulatory authority of an EU or OECD country, or other country duly authorized by the CMF;

●	a pension fund that is formed exclusively by natural persons that receive pensions out of an accumulated capital in the fund, regulated by an authority of the countries mentioned above;

●	an insurance company regulated by the competent regulatory authority of the insurance business, as appropriate, which must be part of IAIS, International Association of Insurance Supervisors, or ASSAL, Asociación de Supervisores de Seguros de América Latina;

●	a foreign State or a division with political autonomy recognized by Chile, whether they invest through its government, central bank, issuing bank or corresponding monetary authority. Moreover, the investment can be made through investment authorities, investment agencies, investment corporations or other entities, provided that its purpose is to provide financial resources for the exclusive benefit of the foreign State or territorial division, and provided that the vehicle is not used also for investments or resources other than those of the sovereign fund; or

●	an endowment funds duly registered in an EU or OECD country, or other country duly authorized by the CMF.

The foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such corporations.

Another requirement for the exemption is that the foreign institutional investor must execute a written contract with a bank or a stockbroker incorporated in Chile. In this contract, the bank or stockbroker must undertake to execute purchase and sale orders, verify the applicability of the tax exemption or tax withholding and inform the Chilean IRS of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the Chilean IRS by means of a sworn statement issued by such bank or stockbroker.

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

If you are a member of a special class of holders subject to special rules, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares or ADSs. Moreover, this summary does not address the U.S. federal estate, gift, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of common shares and ADSs.

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

If an entity that is treated as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares or ADSs.

For purposes of this summary, a “U.S. holder” is a beneficial owner of common shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares or ADSs.

The U.S. federal income tax consequences to U.S. holder may be affected by our Chapter 11 proceedings, which remain ongoing. You should consult with your tax advisors concerning the U.S. federal income tax considerations of the ownership or disposition of our common shares or the ADSs in light of our Chapter 11 proceedings and your particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

ADSs

As a result of our Chapter 11 proceedings, LATAM was delisted from the NYSE on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAQ.” In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the beneficial owner of the common shares represented by those ADRs. Exchanges of common shares for ADRs, and ADRs for common shares, generally will not be subject to U.S. federal income tax.

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

If you are an individual, trust, or estate U.S. holder, dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

●	(a) the ADSs or common shares are readily tradable on an established securities market in the United States; or (b) we are eligible for benefits of a comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program;

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

●	you hold the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirement; and the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. See “—PFIC Rules,” below.

U.S. Internal Revenue Service guidance provides that shares and ADSs are considered as readily tradable on an established securities market in the United States if they are listed on certain national U.S. securities exchanges, including the NYSE. Although the U.S. Internal Revenue Service indicated in 2003 that it was considering whether, and under what conditions, securities tradable only in the over-the-counter market might be treated as readily tradable on an established securities market, the U.S. Internal Revenue Service to date has not issued guidance identifying any additional trading markets as established securities markets for these purposes. Accordingly, because our ADSs were delisted from the NYSE on June 22, 2020 and currently trade only on the over-the-counter market, and because our common shares are not listed on any United States securities market, dividends we pay with respect to the common shares will not be qualified dividend income (as long as there is no income tax treaty in effect between Chile and the United States), and therefore, the U.S. dollar amount of such dividends received by an individual, trust, or estate U.S. holder will be subject to taxation at ordinary U.S. federal income tax rates. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of an individual trust, or estate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the Chilean tax imposed on the disposition of common shares or ADSs as a foreign tax credit against your U.S. federal income tax liability on such disposition, but it is possible that you may be able to apply such Chilean taxes as a foreign tax credit against U.S. federal income tax due on other income you may have that is treated as derived from foreign sources in the appropriate foreign tax credit limitation category.

If the consideration received for our common shares or ADSs is paid in foreign currency, the amount realized will generally be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition (or, if the common shares or ADSs are traded on an established securities market at such time, in the case of cash-basis and electing accrual-basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. Our ADSs were delisted from the NYSE on June 22, 2020 and currently trade only on the over-the-counter market. It is unclear whether an over-the-counter market is treated as an established securities market for purposes of these rules. A U.S. holder’s initial tax basis in our common shares or ADSs will equal the cost of such ADSs or common shares. If a U.S. holder used foreign currency to purchase our common shares or ADSs, the cost of our common shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our common shares or ADSs are treated as traded on an established securities market and the relevant U.S. holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

PFIC Rules

We believe that our common shares and ADSs should not be treated as stock of a PFIC for our current taxable year and we do not anticipate becoming a PFIC in future taxable years. United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain that is eligible for preferential tax rates in the case of non-corporate U.S. holders. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election electing to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, unless you make a timely “mark-to-market” election or “qualified electing fund” election, distributions that you receive from us as a direct or indirect U.S. holder will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. Internal Revenue Service if such holder holds or ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the common shares or ADSs.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares or ADSs) with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year, are required to report information relating to such assets, currently on Form 8938, subject to certain exceptions (including an exception for stock held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of common shares and ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at [http://www.latamairlinesgroup.net/financial-information/sec-filings]. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

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

LATAM fuel consumption for 2020 was 586.2 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.

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

LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Company—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”

During 2020, 2019 and 2018 we entered into a mix of swaps and option contracts on NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2020 LATAM		2019 LATAM	2018 LATAM
Gallons Purchased (million)	864.3		779.8	521.9
% Total Annual Fuel Consumption	146.4	%(*)	61.5%	40.8%
Combined Result of Hedges (in million of US$)	(98.3)		(23.1)	29.7

(*)	The percentage shown in the table considers all the hedging instruments (swap and options), which since March are not accounted as hedge accounting. The percentage shown considers the expected consumption after COVID-19.

Upon filing of Chapter 11, counterparties terminated all of our hedging contracts. Subsequently, the Company has entered into new fuel hedging contracts in accordance with orders from the Bankruptcy Court.

As of December 31, 2020, the fair value of our outstanding fuel related derivative contracts was estimated to be US$1.3 million (positive).

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and recorded as an expense at the time the contract expires.

As of March 31, the Company has determined that the highly probable expected transactions that made up the hedged item will no longer occur in the amounts formally established, and therefore it has stopped recognizing these contracts under hedge accounting, recognizing a loss of US$50.8 million in the line in Other gains (losses) in the income statement, as a reclassification effect from other reserves from the statement of comprehensive income and a loss of US$30.8 million corresponding to the premiums associated with these contracts.

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2021, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2019, 2018

	LATAM fuel price sensitivity Position as of December 31,
	2020 LATAM (effect on income statement)	2019 LATAM (effect on equity)	2018 LATAM (effect on equity)
	(millions of US$ per barrel)
HO or JET benchmark price
+5	+0.6	+15.4	+7.4
–5	-0.6	-34.5	-5.5

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure during the year 2020, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$160.5 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$135.0 million higher fuel costs.

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

The greatest exposure to future cash flows is mainly presented by the subsidiary LATAM Airlines Brazil and volatility in the R$/US$ exchange rate. LATAM Airlines Brazil’s earnings are generated largely in R$. We actively manage the R$/US$ exchange rate risk by entering into FX derivative contracts and carrying out internal operations for obtaining natural hedging.

In lower concentration, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentinean Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2020, LATAM has no current hedge instruments in its portfolio.

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

The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$4.0 billion since the combination between LAN and TAM in June 2012 to around US$0.1 billion as of December 31, 2020. The Company continues working to mitigate this exposure through financial and operational mechanisms.

The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2020	2019	2018
	LATAM	LATAM	LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
–10%	-10.9	+9.5	+39.8
+10%	+10.9	-9.5	-39.8

Our foreign currency exchange exposure as of December 31, 2020 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,858,094	59.1%	919,842	29.3%	121,330	3.9%	244,272	7.8%	3,143,538
Other assets	10,885,135	87.0%	1,516,856	12.1%	34,137	0.3%	70,424	0.6%	12,506,552
Total assets	12,743,229	81.4%	2,436,698	15.6%	155,467	1.0%	314,696	2.0%	15,650,090
Current liabilities	4,351,968	58.1%	1,584,843	21.2%	709,691	9.5%	845,386	11.3%	7,491,888
Long-term liabilities	9,199,766	86.8%	686,906	6.5%	693,961	6.5%	19,954	0.2%	10,600,587

Total liabilities and shareholders’ equity	13,551,734	74.9%	2,271,749	12.6%	1,403,652	7.8%	865,340	4.8%	18,092,475

Risk of Fluctuations in Interest Rates

As of December 31, 2020, LATAM had US$7,600 million in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates, although at this moment, given the Chapter 11 proceedings, LATAM has no derivatives ongoing. Given this situation, 44.6% of LATAM outstanding debt as of December 31, 2020, was effectively at a fixed rate.

LATAM’s interest bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$4,211 million, from which 93.2% is assigned to aircraft financing and 6.8% to non-aircraft financing. The fixed interest rate debt amounts are US$3,390 million of which 28.6% is assigned to aircraft financing and 71.4% to non-aircraft financing.

Under IFRS, the positive fair value of these interest rate swaps is reflected in the balance sheet as hedging assets and the negative fair value of these agreements is reflected as hedging liabilities. As of December 31, 2020, the fair value of all the interest rate swaps was US$0.

As of December 31, 2020, the average interest rate of our outstanding interest-bearing long-term debt rate was 4.89%.

The US$7,600 million in outstanding interest-bearing loans does not include US$375 million of DIP financing provided by Related Parties, which are accounted for under Related Party Transactions (see Note 33 in our Consolidated Financial Statements). When including this amount, the average interest rate of our long-term debt as of December 31, 2020, was 5.44% and the portion of debt at a fixed rate was 42.4%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2020, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2020 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2021	2022	2023	2024	2025	2026 and thereafter
	(millions of US$)
Interest-bearing liabilities	4.89%	2,207	2,144	402	1,022	184	1,640
DIP financing provided by Related Parties(3)		-	390	-	-	-	-
Total	5.44%	2,207	2,534	402	1,022	184	1,640

(1)	At cost.

(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2020 after giving effect to hedging arrangements.
(3)	Includes capitalized fees and interest.

The following table shows the sensitivity of changes in our long-term interest bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2020 LATAM	2019 LATAM	2018 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-42.11	-27.6	–29.62
–100 basis points	+42.11	+27.6	+29.62

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2020 LATAM	2019 LATAM	2018 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future rates
+100 basis points	+0	+13.6	+0.7
–100 basis points	-0	-14.7	–0.7

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	●	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$0.05 (or less) per ADSs per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares

Expenses of the depositary	●	Cable, telex and facsimile transmissions
	●	Conversion of foreign currencies into U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2020, the Company received US$51,930 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

(a) Disclosure Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the chief executive officer and chief financial officer concluded that the disclosure controls and procedures, as of December 31, 2020, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2020 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

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

Our board of directors has designated on June 11, 2019 Nicolás Eblen Hirmas as an “audit committee financial expert” within the meaning of this Item 16. A. Mr. Eblen is independent within the meaning of Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2020 and 2019:

	2020	2019
	USD (in thousands)
Audit fees	1,308	1,821
Audit-related fees	14	11
Tax fees	-	-
All Other fees	-	30

Total fees	1,322	1,862

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services.

Other fees in the table above are fees billed by PricewaterhouseCoopers as of December 31, 2019 related to the Benchmark Study on Internal Audit departments and attestation services related with revenues in Argentina.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since January 2004, LATAM has complied with SEC regulations regarding the type of additional services our independent auditors are authorized to offer to us. In addition, our board of directors’ Committee (which serves as our Audit Committee) has decided to automatically authorize any such accepted services, individually or jointly considered during one calendar year, for an amount of up to 20% of the fees charged by the auditing firm. If the amount of any services, individually or jointly considered during one calendar year, is larger than these threshold, approval by the board of directors’ Committee will be required.

ITEM 16 D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16 F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16 G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16 H.	Mine Safety Disclosure

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description

1.1	Amended By-laws of LATAM Airlines Group S.A.

2.1	Second Amended and Restated Deposit Agreement, dated as of October 28, 2011, between the Company and JPMorgan Chase Bank, N.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

2(d)*	Description of Securities Disclosure.

2.3	Indenture, dated as of April 25, 2007, among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.4	Indenture, dated as of October 29, 2009, among TAM Capital 2 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2009 on Form 20-F, filed June 30, 2010, File No. 333-131938.

2.5	Indenture, dated as of June 3, 2011, between TAM Capital 3 Inc., TAM S.A., TAM Linhas Aéreas S.A., The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.6	Indenture, dated as of November 7, 2013, between Guanay Finance Limited and Citibank N.A., incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.7	Form of Indenture and Security Agreement between Parina Leasing Limited, Cuclillo Leasing Limited, Rayador Leasing Limited or Canastero Leasing Limited and Wilmington Trust Company (including Annex A), incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.8	Indenture, dated as of June 9, 2015, between LATAM Airlines Group S.A. and The Bank of New York Mellon, incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016.

2.9	Indenture, dated as of April 11, 2017, between LATAM Finance Limited, as issuer, LATAM Airlines Group S.A., as guarantor, and The Bank of New York Mellon, as trustee, transfer agent and paying agent.

2.10	Indenture dated as of February 11, 2019 by and among, Latam Finance Limited, as issuer, Latam Airlines Group S.A., as guarantor, and the Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent in respect of the 7.00% Senior Notes Due 2026 incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 15, 2019.

2.11	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1.1	Amendment No. 1, dated as of November 14, 2003, and Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2	Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company as amended and supplemented, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on December 21, 2004, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.1	Supplemental Agreements No. 16, 19, 20, 21 and 22 (dated as of November 11, 2004, January 21, March 10, April 1, April 28, and July 20, 2005, and March 31, 2006, respectively) to the Purchase Agreement No. 2126, dated January 30, 1998, between the Company and The Boeing Company, relating to Model 767-316ER, Model 767-38EF, and Model 767-316F Aircraft (incorporated by reference to our amended annual report filed on Form 20-F (File No. 001-14728) filed on May 7, 2007 and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.2	Supplemental Agreement No. 23, dated as of March 6, 2007, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on April 23, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.3	Supplemental Agreement No. 24, dated as of November 10, 2008, to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2009, and portions of which have been omitted pursuant to a request for confidential treatment).

4.2.4	Supplemental Agreements No. 28 and 29 (dated as of March 22, 2010 and November 10, 2010, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company. Portions of these documents have been omitted pursuant to a request for confidential treatment (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.2.5	Supplemental Agreements No. 30, 31 and 32 (dated as of February 15, 2011, May 10, 2011 and December 22, 2011, respectively), to the Purchase Agreement No. 2126, dated as of January 30, 1998, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4	Purchase Agreement No. 3194 between the Company and The Boeing Company relating to Boeing Model 777-Freighter aircraft, dated as of July 3, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.1	Supplemental Agreement No. 2, dated as of November 2, 2010, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.2	Supplemental Agreement No. 3, dated as of September 24, 2011, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.4.3	Supplemental Agreement No. 4, dated as of August 9, 2012, to the Purchase Agreement No. 3194 between the Company and The Boeing Company, dated as of July 3, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.5.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.5.5.	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.6	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.7	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.8	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.9.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.10	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.11	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.12	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.13	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.14.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description

4.15	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.18	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.26	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industries GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26.1	Amendments No. 12, 13 and 14 (dated as of January 27, 2012 and November 30, 2012 and December 14, 2012, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.27	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.27.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.27.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.29	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.30	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.31	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.32	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.32.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description

4.32.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.33	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.33.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.34	Framework Agreement dated as of September 26, 2019 by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Latam Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December, 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Latam Airlines Group S.A. and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. Uncertainties inherent in the bankruptcy process raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Goodwill and Intangible Assets with Indefinite Useful Life (airport slots and loyalty program) Impairment Assessment

As described in Notes 2.8, 4(a), 15 and 16 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (airport slots and loyalty program) balance at December 31, 2020 was US$832 million. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. In the first quarter of 2020, the Company concluded that due to the negative effects of the COVID-19 pandemic, a triggering event existed for the Company’s Air Transport cash generating unit containing a goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) balances as of March 30, 2020. The first quarter goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) impairment test resulted in a goodwill impairment charge of $1,729 million. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price.

The principal considerations for our determination that performing procedures relating to goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessment, including controls over the valuation of the Company’s cash generating unit. These procedures also included, among others, (i) testing management´s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; (iv) and evaluating the significant assumptions used by management related to the revenue growth rates, exchange rates, discount rate, inflation rates and fuel price. Evaluating management’s assumptions related to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the discount rate.

Valuation of Loyalty Programs Breakage

As described in Notes 2.20, 4(e) and 22 to the consolidated financial statements, the Company has recorded deferred income of US$2,739 million as of December 31, 2020, of which US$1,553 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management used statistical models to estimate the breakage which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The principal considerations for our determination that performing procedures relating to the valuation of loyalty programs breakage is a critical audit matter are (i) the significant judgment by management to develop the breakage estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the underlying assumptions used by the Company to estimate the historical redemption and expiration activity and forecasted redemption and expiration patterns; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s accounting for its loyalty programs, including controls over management’s review of the statistical models and resulting breakage estimates. These procedures also included, among others (i) testing management’s process for developing the breakage estimate; (ii) evaluating the appropriateness of the statistical models; and (iii) testing the completeness, accuracy, and relevance of underlying data used in the models. Evaluating management’s assumptions used to develop the breakage estimate involved evaluating whether the assumptions used by management were reasonable considering (i) the available information regarding the miles and points redemption and expiration patterns, (ii) management’s actions to incentive holders of the loyalty programs to redeem their miles and points, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were also used to assist in the evaluation of the Company’s methodology and assumptions used to develop the breakage estimate.

/s/ Pricewaterhouse Coopers
Pricewaterhouse Coopers Consultores
Auditores SpA

Santiago – Chile

March 9, 2021

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2020	2019
		ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,695,841	1,072,579
Other financial assets	7 - 11	50,250	499,504
Other non-financial assets	12	155,892	313,449
Trade and other accounts receivable	7 - 8	599,381	1,244,348
Accounts receivable from related entities	7 - 9	158	19,645
Inventories	10	323,574	354,232
Current tax assets	18	42,320	29,321

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		2,867,416	3,533,078

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	276,122	485,150

Total current assets		3,143,538	4,018,228
Non-current assets
Other financial assets	7 - 11	33,140	46,907
Other non-financial assets	12	126,782	204,928
Accounts receivable	7 - 8	4,986	4,725
Intangible assets other than goodwill	15 - 16	1,046,559	1,448,241
Goodwill	16	-	2,209,576
Property, plant and equipment	17	10,730,269	12,919,618
Deferred tax assets	18	564,816	235,583
Total non-current assets		12,506,552	17,069,578
Total assets		15,650,090	21,087,806

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2020	2019
		ThUS$	ThUS$
Current liabilities

Other financial liabilities	7 - 19	3,055,730	1,885,660
Trade and other accounts payables	7 - 20	2,322,125	2,222,874
Accounts payable to related entities	7 - 9	812	56
Other provisions	21	23,774	5,206
Current tax liabilities	18	656	11,925
Other non-financial liabilities	22	2,088,791	2,835,221
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		7,491,888	6,960,942
Total current liabilities		7,491,888	6,960,942
Non-current liabilities
Other financial liabilities	7 - 19	7,803,801	8,530,418
Accounts payable	7 - 24	651,600	619,110
Accounts payable to related entities	7 - 9	396,423	-
Other provisions	21	588,359	286,403
Deferred tax liabilities	18	384,280	616,803
Employee benefits	23	74,116	93,570
Other non-financial liabilities	22	702,008	851,383
Total non-current liabilities		10,600,587	10,997,687
Total liabilities		18,092,475	17,958,629
EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(4,193,615)	352,272
Treasury Shares	25	(178)	(178)
Other reserves		(1,388,185)	(367,577)
Parent’s ownership interest		(2,435,713)	3,130,782
Non-controlling interest	14	(6,672)	(1,605)
Total equity		(2,442,385)	3,129,177
Total liabilities and equity		15,650,090	21,087,806

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended
		December 31,
	Note	2020	2019	2018
		ThUS$	ThUS$	ThUS$

Revenue	26	3,923,667	10,070,063	9,895,456
Cost of sales	27	(4,513,228)	(7,951,269)	(7,773,432)
Gross margin		(589,561)	2,118,794	2,122,024
Other income	28	411,002	360,864	472,758
Distribution costs	27	(294,278)	(580,046)	(615,214)
Administrative expenses	27	(499,512)	(735,218)	(736,333)
Other expenses	27	(692,939)	(422,792)	(356,250)
Restructuring activities expenses	27	(990,009)	-	-
Other gains/(losses)	27	(1,874,789)	11,525	53,499
Income from operation activities		(4,530,086)	753,127	940,484
Financial income		50,397	26,283	53,253
Financial costs	27	(586,979)	(589,934)	(539,137)
Foreign exchange gains/(losses)	29	(48,403)	(32,571)	(38,070)
Result of indexation units		9,348	(14,989)	(865)
Income (loss) before taxes		(5,105,723)	141,916	415,665
Income tax expense / benefit	18	550,188	53,697	(73,879)

NET INCOME (LOSS) FOR THE YEAR		(4,555,535)	195,613	341,786
Income (loss) attributable to owners of the parent		(4,545,887)	190,430	309,811
Income (loss) attributable to non-controlling interest	14	(9,648)	5,183	31,975
Net income (loss) for the year		(4,555,535)	195,613	341,786

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	(7.49642)	0.31403	0.51090
Diluted earnings (losses) per share (US$)	30	(7.49642)	0.31403	0.51090

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2020	2019	2018
		ThUS$	ThUS$	ThUS$
NET INCOME		(4,555,535)	195,613	341,786
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	(3,968)	(10,636)	(5,819)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(3,968)	(10,636)	(5,819)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(894,394)	(243,271)	(743,516)
Other comprehensive loss, before taxes, currency translation differences		(894,394)	(243,271)	(743,516)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(119,970)	66,856	(27,797)
Other comprehensive income (losses), before taxes, cash flow hedges		(119,970)	66,856	(27,797)
Total other comprehensive (loss) that will be reclassified to income before taxes		(1,014,364)	(176,415)	(771,313)
Other components of other comprehensive income (loss), before taxes		(1,018,332)	(187,051)	(777,132)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	924	2,873	1,566
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		924	2,873	1,566
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		959	414	(269)
Income taxes related to components of other comprehensive loss will be reclassified to income		959	414	(269)
Total Other comprehensive (loss)		(1,016,449)	(183,764)	(775,835)
Total comprehensive income (loss)		(5,571,984)	11,849	(434,049)
Comprehensive income (loss) attributable to owners of the parent		(5,566,991)	15,250	(452,844)
Comprehensive income (loss) attributable to non-controlling interests		(4,993)	(3,401)	18,795
TOTAL COMPREHENSIVE INCOME (LOSS)		(5,571,984)	11,849	(434,049)

The accompanying Notes 1 to 38 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/ (losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the period	25	-	-	-	-	-	-	-	-	(4,545,887)	(4,545,887)	(9,648)	(4,555,535)
Other comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	-	(1,021,104)	4,655	(1,016,449)
Total comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	(4,545,887)	(5,566,991)	(4,993)	(5,571,984)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	946	(450)	496	-	496	(74)	422
Total transactions with shareholder		-	-	-	-	-	946	(450)	496	-	496	(74)	422
Closing balance as of December 31, 2020		3,146,265	(178)	(3,790,513)	(60,941)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2019		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	190,430	190,430	5,183	195,613
Other comprehensive income		-	-	(233,643)	66,225	(7,762)	-	-	(175,180)	-	(175,180)	(8,584)	(183,764)
Total comprehensive income		-	-	(233,643)	66,225	(7,762)	-	-	(175,180)	190,430	15,250	(3,401)	11,849
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(57,129)	(57,129)	-	(57,129)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,585)	(186,447)	(188,032)	-	(188,032)	(78,112)	(266,144)
Total transactions with shareholders		-	-	-	-	-	(1,585)	(186,447)	(188,032)	(57,129)	(245,161)	(78,112)	(323,273)
Closing balance as of December 31, 2019		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2018		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(31,464)	3,875,384	90,457	3,965,841
Increase (decrease) by application of new accounting standards	2 - 25	-	-	-	-	-	-	-	-	(9,548)	(9,548)	-	(9,548)
Initial balance		3,146,265	(178)	(1,925,714)	18,140	(10,926)	39,481	2,639,780	760,761	(41,012)	3,865,836	90,457	3,956,293
Total increase (decrease) in equity
Net income for the year	25	-	-	-	-	-	-	-	-	309,811	309,811	31,975	341,786
Other comprehensive loss		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	-	(762,655)	(13,180)	(775,835)
Total comprehensive income		-	-	(730,930)	(27,473)	(4,252)	-	-	(762,655)	309,811	(452,844)	18,795	(434,049)
Transactions with shareholders
Dividends	25	-	-	-	-	-	-	-	-	(54,580)	(54,580)	-	(54,580)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,607)	(864)	(2,471)	4,752	2,281	(29,344)	(27,063)
Total transactions with shareholders		-	-	-	-	-	(1,607)	(864)	(2,471)	(49,828)	(52,299)	(29,344)	(81,643)
Closing balance as of December 31, 2018		3,146,265	(178)	(2,656,644)	(9,333)	(15,178)	37,874	2,638,916	(4,365)	218,971	3,360,693	79,908	3,440,601

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2020	2019	2018
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		4,620,409	11,079,333	10,787,804
Other cash receipts from operating activities		51,900	127,683	95,099
Payments for operating activities
Payments to suppliers for goods and services		(3,817,339)	(6,663,875)	(6,775,003)
Payments to and on behalf of employees		(1,227,010)	(1,644,806)	(1,789,022)
Other payments for operating activities		(70,558)	(267,643)	(255,988)
Income taxes (paid)		(65,692)	(45,311)	(29,186)
Other cash inflows (outflows)	35	13,593	241,286	39,612
Net cash (outflow) inflow from operating activities		(494,697)	2,826,667	2,073,316
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	-	69,724
Other cash receipts from sales of equity or debt instruments of other entities		1,464,012	4,063,582	3,640,208
Other payments to acquire equity or debt instruments of other entities		(1,140,940)	(4,131,890)	(3,542,839)
Amounts raised from sale of property, plant and equipment		75,566	50,322	223,753
Purchases of property, plant and equipment		(324,264)	(1,276,621)	(660,707)
Purchases of intangible assets		(75,433)	(140,173)	(96,206)
Interest received		36,859	17,822	10,175
Other cash inflows (outflows)	35	(2,192)	(2,249)	(2,476)
Net cash inflow (outflow) from investing activities		33,608	(1,419,207)	(358,368)
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(3,225)	(294,105)	(2)
Amounts raised from long-term loans		1,425,184	1,781,728	779,062
Amounts raised from short-term loans		560,296	93,000	293,000
Loans from Related Entities		373,125	-	-
Loans repayments		(793,712)	(1,860,455)	(1,738,348)
Payments of lease liabilities		(122,062)	(398,992)	(373,439)
Dividends paid		(571)	(55,116)	(72,620)
Interest paid		(210,418)	(550,877)	(540,303)
Other cash inflows (outflows)	35	(107,788)	(58,704)	44,053
Net cash inflow (outflow) from financing activities		1,120,829	(1,343,521)	(1,608,597)
Net increase in cash and cash equivalents before effect of exchanges rate change		659,740	63,939	106,351
Effects of variation in the exchange rate on cash and cash equivalents		(36,478)	(73,002)	(166,713)
Net increase (decrease) in cash and cash equivalents		623,262	(9,063)	(60,362)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	6	1,072,579	1,081,642	1,142,004
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	6	1,695,841	1,072,579	1,081,642

The accompanying Notes 1 to 38 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. After Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (Over-The-Counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentine and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of December 31, 2020, the Company’s statutory capital is represented by 604,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466.382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who owns 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of December 31, 2020, the Company had a total of 4,131 shareholders in its registry. At that date, approximately 8.75% of the Company’s property was in the form of ADRs.

For the year ended December 31, 2020, the Company had an average of 35,717 employees, ending this year with a total number of 29,115 people, distributed in 4,477 Administration employees, 15,664 in Operations, 5,918 Cabin Crew and 3,056 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a) Participation rate

		Country	Functional	As December 31, 2020			As December 31, 2019			As December 31, 2018
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	Chile	US$	-	-	-	-	-	-	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	99.9714	0.0286	100.0000	99.9714	0.0286	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	99.9999	0.0001	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	96.2208	3.2208	99.4416	96.2208	3.7792	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2020, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b) Financial Information

		Statement of financial position									Net Income
											December 31, For the year ended
		As of December 31, 2020			As of December 31, 2019			As of December 31, 2018			2020	2019	2018
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
96.518.860-6	Latam Travel Chile S.A. and Subsidiary	-	-	-	-	-	-	10,841	3,909	6,932	-	-	2,385
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	404,944	1,624,944	(1,219,539)	632,673	1,487,248	(853,624)	526,017	1,281,800	(751,960)	(290,980)	(26,551)	(48,061)
Foreign	Latam Airlines Perú S.A.	661,721	486,098	175,623	519,363	510,672	8,691	419,325	409,221	10,104	(175,485)	(3,550)	5,416
93.383.000-4	Lan Cargo S.A.	749,789	567,128	182,661	634,852	462,666	172,186	513,367	336,715	176,652	10,936	(4,157)	(34,322)
Foreign	Connecta Corporation	57,922	17,335	40,587	64,110	24,023	40,087	66,593	28,183	38,410	500	1,677	16,923
Foreign	Prime Airport Services Inc. and Subsidiary (*)	25,050	26,265	(1,215)	22,068	23,102	(1,034)	15,817	17,654	(1,837)	(181)	802	1,225
96.951.280-7	Transporte Aéreo S.A.	546,216	347,714	198,502	359,335	142,423	216,912	331,496	129,233	202,263	(39,032)	14,610	(17,609)
96.631.520-2	Fast Air Almacenes de Carga S.A.	20,132	11,576	8,556	20,182	12,601	7,581	17,057	9,614	7,443	500	796	(3)
Foreign	Laser Cargo S.R.L.	(6)	-	(6)	(10)	-	(10)	26	13	13	-	-	(3)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	218,435	14,355	203,829	48,929	15,228	33,450	53,326	13,040	40,028	(92,623)	(6,579)	19,121
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	250,027	86,691	130,823	65,422	78,890	(12,111)	181,522	192,059	(9,614)	1,452	(2,497)	497
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,394	65	1,329	1,329	50	1,279	1,383	50	1,333	50	(54)	(4,774)
96.847.880-K	Technical Trainning LATAM S.A.	2,181	625	1,556	2,378	1,075	1,303	2,879	1,031	1,848	60	(282)	884
Foreign	Latam Finance Limited	1,310,735	1,584,311	(273,576)	1,362,762	1,531,238	(168,476)	679,034	756,774	(77,740)	(105,100)	(90,736)	(47,723)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	664,458	664,458	-	608,191	608,191	-	-	-	-
Foreign	Profesional Airline Services INC.	17,345	14,772	2,573	3,509	1,950	1,559	2,430	1,967	463	1,014	1,096	197
Foreign	Jarletul S.A.	34	1,076	(1,042)	150	860	(710)	18	125	(107)	(332)	(603)	(107)
Foreign	TAM S.A. and Subsidiaries (*)	3,110,055	3,004,935	105,120	5,090,180	3,550,875	1,539,305	4,420,546	3,256,017	1,164,529	(1,025,814)	186,140	389,072

(*) The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Dia Patagonia Limited, Alma Leasing C.O. Limited, FC Initial Leasing Limited, Vari Leasing Limited, Dia Iguazu Limited, Condor Leasing C.O. Limited, FI Timothy Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that filed for bankruptcy under Chapter 11 (See note 2 to the consolidated financial statements), although in this reorganization process in certain cases decisions are subject to authorization by the Court, considering that the Company and various subsidiaries filed for bankruptcy before the same Court, and before the same judge, the Court generally views the consolidated entity as a single group and management considers that the Company continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2019 and December 31, 2020, are detailed below:

(1)	Incorporation or acquisition of companies

-	On December 22, 2020, Línea Aérea Carguera de Colombia S.A. carries out a capital increase for 1,861,785 shares, consequently, its shareholding composition is as follows: LATAM Airlines Group S.A. with 4.57%, Fast Air S.A. with 1.53%, Inversiones Lan S.A. with 1.53%, Lan Pax Group S.A. with 1.53% and Lan Cargo Inversiones S.A. 81.31%.

-	On December 22, 2020, Inversiones Aéreas S.A. carries out a capital increase for 9,504,335 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 33.41%, Línea Aérea Carguera de Colombia S.A. with 66.43% and Mas Investment Limited with 0.16%.

-	On December 22, 2020, Latam Airlines Perú S.A. carries out a capital increase for 12,312,020 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 23.62% and Inversiones Aéreas S.A. with 76.19%.

-	On December 16, 2020, Lan Pax Group S.A. carries out capital increase for 23,678 shares. However, the shareholding composition has not changed.

-	On December 18, 2020, Latam Ecuador S.A. carries out a capital increase for 30,000,000 shares. However, the shareholding composition is not modified.

-	On March 23, 2020, Transporte Aéreo S.A. carries out a capital increase for 109,662 shares which were acquired by Mas Investment Limited, consequently, the shareholding of Transporte Aéreo S.A. is as follows: Lan Cargo S.A. with 87.12567%, Inversiones Lan S.A. with 0.00012% and Mas Investment Limited with 12.87421%.

-	In April 2019, TAM Linhas Aereas S.A, through a public offering of shares, acquired 27.26% of the shares of Multiplus S.A., owned by minority shareholders. Subsequently, the Company TAM S.A assigned 72,74% of its stake in Multiplus S.A., through a capital increase, to TAM Linhas Aerea S.A.; Because of 100% of the shares remain under the control of TAM Linhas Aereas S.A. a merge with Multiplus S.A. was materialized, leaving Multiplus S.A. from being an independent company on May 31, 2019. As result of the merger by incorporation, the Coalition and Loyalty Program of Multiplus S.A. which was identified as an independent Cash Generating Unit (CGU), and which also represented an operating segment, becomes part, as well as, the other loyalty programs of the group (LATAM Pass and LATAM Fidelidade), of the CGU Air Transport. Additionally, from that moment LATAM has a single operating segment within the Group.

The value of the acquisition of this transaction was ThUS $ 294,105.

-	By public deed dated November 20, 2019 LATAM Airlines Group S.A. acquires 100% of the shares of LATAM Travel Chile S.A.

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

2.1. Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of December 31, 2020 and 2019 and for the three years ended December 31, 2020 and have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

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

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2019, except for the standards and interpretations adopted as of January 1, 2020.

(a) Accounting pronouncements with implementation effective from January 1, 2020:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IFRS 3: Business combinations.	October 2018	01/01/2020

Amendment to IAS 1: Presentation of Financial Statements and IAS 8 Accounting policies, changes in accounting estimates and errors.	October 2018	01/01/2020

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; and IFRS 7: Financial Instruments: Disclosure	September 2019	01/01/2020

The application of these accounting pronouncements as of January 1, 2020, had no significant effect on the Company’s consolidated financial statements.

(b) Accounting pronouncements not in force for the financial years beginning on January 1, 2020:

(b.1.) Not early adopted:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021

Amendment to IFRS 4: Insurance contracts	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023

IFRS 17: Insurance contracts	May 2017	01/01/2023

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture	May 2020	01/01/2022

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(b.2.) Early adopted standard:

(i) Standards and amendments	Date of issue	Effective Date:

Amendment to IFRS 16: Leases.	May 2020	06/01/2020

(b.3.) Adoption of IFRS 9 Financial Instruments for hedge accounting:

On January 1, 2018, the effective adoption date of IFRS 9 Financial Instruments, the Company established the accounting policy to continue applying IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting. On January 1, 2021, the Company will modify this accounting policy and adopt IFRS 9 in relation to hedge accounting, aligning the requirements for hedge accounting with the Company’s risk management policies.

The Company has evaluated the hedge relationships in force as of December 31, 2020, and has determined that they meet the criteria for hedge accounting under IFRS 9 Financial Instruments as of January 1, 2021 and, consequently, they will be considered relationships continuous coverage.

The time value of the options used as hedging instruments, effective at the closing of these Consolidated Financial Statements, will not continue to be designated as part of the hedging relationship but their recognition will continue in Other Comprehensive Income until the forecast transaction occurs at which time will be recognized in the income statement. As of December 31, 2020, the amount recognized in Equity corresponding to the temporal value of the options is ThUS $ (380).

The hedge accounting requirements of IFRS 9 will be applied prospectively. The Company estimates that the application of this part of the standard will not have significant impact on consolidated financial statements.

The Company is modifying the documentation of the existing hedging relationships as of December 31, 2020 in accordance with the provisions of IFRS 9 Financial Instruments.

(c) Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 4,546 million for the year ended December 31, 2020. As of that date, the Company has a negative working capital of US$ 4,348 million and will require additional working capital during 2021 to support a sustainable business operation. As of December 31, 2020, the company has negative equity of US$ 2,436 million, which corresponds to the attributable equity to the owners of the parent.

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions for reorganization (the “Initial Bankruptcy Filing”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 (the “Piquero Petition Date”), Piquero Leasing Limited (“Piquero”) also filed a petition for reorganization with the Bankruptcy Court (the “Piquero Bankruptcy Filing”). On July 9, 2020 (together with the Initial Petition Date and Piquero Petition Date, as applicable, the “Petition Date”), TAM S.A. and certain of its subsidiaries in Brazil (together with the Initial Debtors and Piquero, the “Debtors”) also filed petitions for reorganization (together with the Initial Bankruptcy Filing and the Piquero Bankruptcy Filing, the “Bankruptcy Filing”), as a consequence of the prolonged effects of the COVID-19 Pandemic. The Bankruptcy Filing for each of the Debtors is being jointly administered under the caption “In re LATAM Airlines Group S.A.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, then, final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing:

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. The Debtors have not yet prepared or filed with the Bankruptcy Court a plan of reorganization, and, pursuant to section 1121 of the Bankruptcy Code, have the exclusive right to propose such a plan on or before June 30, 2021, or such later date as may be further ordered by the Bankruptcy Court. The ultimate plan of reorganization, which can only be adopted after meeting all requirements set forth in sections 1126 and 1129 of the Bankruptcy Code and subject to approval by the Bankruptcy Court, could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities.

Events Leading to the Chapter 11 Cases:

Since the first quarter of 2020, the passenger air transportation business has been affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

LATAM’s preliminary assessment in the beginning of March 2020 indicated previous disease outbreaks have peaked after few months and recovered pre-outbreak levels in no more than 6 to 7 months, and the effect with scenery impacting mainly on Asia Pacific Airlines, indicating impact on Latin America of a marginal decrease of Revenue Per Kilometers forecast.

For the Company, the reduction in its operation began in the middle of March 2020 with the announcement of a 30% decrease in its operations and the suspension of the guidance for 2020 in line with protection measures and boarding restrictions implemented by local governments (March 16, 2020 for Peru, Colombia and Argentina, March 18, 2020 for Chile and March 27, 2020 for Brazil). On March 16, 2020, the Company announced an update of its projection to a progressive decrease in its operation up to 70%.

By March 29, 2020, COVID 19 had already generated an unprecedented shock on Airlines Industry, specifically on airlines passenger revenue. The situation has both broadened and deepened beyond the initial assessment.

In response to COVID 19, governments have been imposing much more severe border restrictions and airlines have been subsequently announcing sharp capacity cuts in response to a dramatic drop in travel demand. On April 2, 2020, the Company announced a decrease in its operation by 95%.

The Company’s passenger traffic for the year ended December 31, 2020, decreased by 65,8% compared to the year 2019.

In order to protect liquidity, the Company has carried out financial transactions, such as the use of funds from the Revolving Credit Facility (Revolving Credit Facility) for US $ 600 million, which have affected its financial assets and liabilities, especially the items of Cash and cash equivalents and other financial liabilities.

In the second quarter of 2020, the Company estimated that reactivation of its operations would occur during the third and fourth quarters of 2020. At this time there is an approximately 30% increase in the Company’s operations, however, the exact moment and pace of the full recovery are uncertain, given the significant impact of the pandemic on the countries in which it operates.

Among the initiatives that the Company studied and committed to protect liquidity were the following:

(i)	Reduction and postponement of the investment plan for different projects;

(ii)	Implementation of control measurements for payments to suppliers and purchases of new goods and services;

(iii)	Negotiation of the payment conditions with suppliers;

(iv)	Ticket refunds via travel vouchers and Frequent Flyer Program points and miles; all in all, the LATAM Group will continue to honor all current and future tickets, as well as travel vouchers, frequent flyer miles and benefits, and flexibility policies;

(v)	Temporary reduction of salaries, considering the legal framework of each country: as of the second quarter, the Company implemented a voluntary process to reduce salaries in force until December 31, 2020. Associated with the restructuring plan and in order to adapt to the new demand scenario, the company has designed a staff reduction plan in the different countries where it operates. The costs associated with the execution of this plan were recorded in income as Restructuring activities expenses. (See note 27d);

(vi)	Short-term debt and debt maturities renewal;

(vii)	Governmental loan request in different countries in which the company operates; and Reduction of non-essential fleet and non-fleet investments

The Company, in consultation with its advisors, also evaluated a variety of potential restructuring options. In the opinion of the Board, the timings for a conventional bilateral process, the possibility that creditors may have decided to engage in collection actions, the impossibility of curing defaults and the need to implement a comprehensive restructuring of LATAM Airlines to which all its creditors and other interested parties must join, lead the Board to consider an in-court bankruptcy proceedings the best alternative.

In addition, the Board noted that other benefits of an in-court bankruptcy proceeding, including the imposition of the Bankruptcy Code’s “automatic stay,” which protects the Company from efforts by creditors and other interested parties to take action in respect of pre-bankruptcy debt, but which, at the same time, allows it to continue operating with its main assets, suppliers, financial parties, regulators and employees, while structuring a binding reorganization to be financially viable in a post-pandemic scenario.

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board has resolved unanimously that LATAM Airlines should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same.

Since the Chapter 11 filing, the Company secured up to US$ 2.45 billion in a debtor-in-possession financing facility (the “DIP Facility”) (See Note 3.1 c)).

Plan of Reorganization:

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. In connection with a plan of reorganization, the Company also may require a new credit facility, or “exit financing.” The Company’s ability to obtain such approval and financing will depend on, among other things, the timing and outcome of various ongoing matters related to the Bankruptcy Filing. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. On October 1, 2020, the Court entered an order extending the period by which the Debtors have the exclusive right to submit a plan of reorganization through and including January 29, 2021; on January 12, 2021, the Company requested a further extension until June 30, 2021. There is no guarantee that the Company will be able to obtain approval of the proposed reorganization plan from the Bankruptcy Court.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, treatment of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company. Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There can be no assurance that the Company will be able to secure approval for the Company’s proposed plan of reorganization from the Bankruptcy Court.

Going Concern:

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to uncertainty as a product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, there is a substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of the COVID-19 pandemic, sell assets or enter into a merger or other combination with a third party, any of which could adversely affect the value of the Company’s common stock, or render it worthless. If the Company issues additional debt or equity securities, such securities may enjoy rights, privileges and priorities superior to those enjoyed by holders of the Company’s common stock, thereby diluting the value of the Company’s common stock. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11 Milestones

Notice to Creditors - Effect of the Automatic Stay:

The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Pursuant to the Bankruptcy Code and subject to certain limited exceptions, the filing of the Chapter 11 Cases gave rise to an automatic, worldwide injunction that precludes, among other things, any act to (i) obtain possession of property of or from the Debtors’ estates, (ii) create, perfect, or enforce any lien against property of the Debtors’ estates; (iii) exercise control over property of the Debtors’ estate, wherever in the world that property may be located; and further enjoined or stayed (iv) and also ordered or suspended the commencement or continuation of any judicial, administrative, or other action or proceeding against the debtor that could have been commenced before the Petition Date or efforts to recover a claim against the Debtors that arose before the Petition Date. Vendors are being paid for goods furnished and services provided postpetition in the ordinary course of business.

On August 31, 2020 (the “First Stay Motion”), and December 30, 2020 (the “Second Stay Motion”), Corporación Nacional de Consumidores y Usuarios de Chile (“CONADECUS”) filed two motions in the Bankruptcy Court seeking relief from the automatic stay in order prosecute certain actions against LATAM that are currently pending before the courts of Chile. LATAM filed a brief in opposition to the First Stay Motion, and on December 16, 2020, the Bankruptcy Court heard oral arguments on the First Stay Motion. At that hearing, the Bankruptcy Court granted the First Stay Motion for the limited purpose of allowing CONADECUS to further prosecute its pending appeal before the courts of Chile. On February 9, 2021, the Bankruptcy Court granted the Second Stay Motion on the same narrow grounds as the First Stay Motion. The Bankruptcy Court’s decisions on the First Stay Motion and Second Stay Motion did not affect the underlying proceedings in Chile beyond allowing CONADECUS to continue its pending appeals.

Appointment of the Creditors’ Committee:

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. On June 12, 2020, one of the Creditors’ Committee’s members, Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A. resigned from the Creditors’ Committee. No trustee or examiner has been appointed in any of these Chapter 11 Cases. No other official committee have been solicited or appointed.

Assumption & Rejection of Executory Contracts:

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to satisfy certain prepetition amounts due and owning under such contract or lease.

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see note 17, 19 and 27). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Following consent of certain lessors to further extend the deadline in order to finalize productive negotiations, the Debtors have moved to assume multiple airport leases at Miami-Dade, LAX and JFK related to the Debtors’ passenger and cargo businesses.

Further, the Debtors have or will file motions to reject certain aircraft and engine leases:

Bankruptcy Court approval date:	Asset rejected:
June 8, 2020	(i) 1 Boeing 767
June 24, 2020	(i) 16 Airbus A320-family aircraft; (ii) 2 Airbus A350 aircraft; and (iii) 4 Boeing 787-9
June 28, 2020	(i) 2 Engine model V2527-A5; and (ii) 2 Engine model CFM56-5B4/3
July 29, 2020	(i) 1 Engine model CFM56-5B3/3
August 19, 2020	(i) 1 Boeing 767
October 26, 2020	(i) 3 Airbus A320-family aircraft
October 28, 2020	(i) 1 Airbus A319
November 5, 2020	(i) 1 A320-family aircraft

As of December 31, 2020, and as a result of these contract rejections, obligations with the lenders and lessors were extinguish and also the Company lost control over the related assets, which led to the derecognition of the assets and the liabilities associated with these aircraft. See note 17, 19 and 27. All accounting effects were recorded during the year ended December 31, 2020 as Restructuring activities expenses.

On November 23, 2020, the Bankruptcy Court also entered order authorizing the Debtors to assume key commercial agreements with Delta Air Lines, Inc. Relatedly, the Debtors have or will file motions to enter into certain aircraft lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations. On December 31, 2020, the Bankruptcy Court entered an order authorizing the Debtors to enter into a lease amendment agreement with Vermillion Aviation (Two) Limited. The agreement requires the Debtors to assume the amended lease through a plan of reorganization, with certain limited exceptions.

Statements and Schedules:

On September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors, for example: “Monthly Operating Report” (MOR). The Company on a monthly basis makes the presentation of these schedules and statements.

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions:

The Debtors are authorized to continue performing certain postpetition intercompany and affiliate transactions in the ordinary course of business, including transactions with non-debtor affiliates, and to honor obligations in connection with such transactions; provided, however, the Debtors shall not make any cash payments on account of prepetition transactions with affiliates absent permission from the Bankruptcy Court, including any repayments on any prepetition loans to non-debtor affiliates pursuant to any such transactions. Out of an abundance of caution, the Debtors have also sought and received Bankruptcy Court approval to contribute capital, capitalize intercompany debt and issue shares between certain debtor affiliates.

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$2.45 billion (See note 3.1 c)).

Establishment of Bar Dates.

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities who believe they hold any claims against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). The General Bar Date was not applicable to governmental units, which must have submitted Proofs of Claims by January 5, 2021 (the “Governmental Bar Date”). Finally, as more fully described in the Bar Date Order, claims with respect to rejected contracts or unexpired leases may be subject to a deadline later than the General Bar Date (the “Rejection Bar Date” and, together with the General Bar Date and the Governmental Bar Date, the “Bar Dates’). Any person or entity that fails to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. Notice of the Bar Dates, as well as instructions on how to file Proof of Claims, were sent to all known creditors and published in various newspapers in the United States and South America.

On December 17, 2020, the Court entered an order establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. The Supplemental Bar Date applies only to those entities and individuals specifically identified in the court order. Any person or entity that fails to timely file its Proof of Claim by the Supplemental Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization.

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,000 submitted claims and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Although many objections have been entered on an omnibus basis, some claims disputes will likely require individualized adjudication by the Bankruptcy Court. Further, the Company has also filed a motion requesting approval of alternative dispute resolution procedures to resolves certain claims disputes outside of the Bankruptcy Court. Given the need to reconcile claims against the Company’s books and records and to resolve claims disputes both in and outside of the Bankruptcy Court, the Company is not yet able to make a reliable estimate of the final claims pool, both in terms of the final number of claims and the value of such claims.

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

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

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

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

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

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5. Intangible assets other than goodwill

(a) Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

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

(c) Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

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

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income when accrued.

2.8. Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income under “Other gains (losses)”.

2.9. Financial assets

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

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period or exercise in which it arises.

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

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss.

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

2.11. Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

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

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

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

(b) Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

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

(e) Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

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

(c) Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d) Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1) Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and point that are not likely to be redeemed (“breakage”).

The balance of miles and point that are pending to redeem are include on deferred revenue.

(2) Miles sold to financial and non-financial partner

To value the miles or points earns through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately, when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

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

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

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

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

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

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 19. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 17, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

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

For the foregoing, Management monitors the evolution of price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i) Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the year ended December 31, 2020, the Company recognized losses of US$ 14.3 million (negative) for fuel hedge net of premiums in the costs of sale for the year. During the same year of 2019, the Company recognized losses of US$ 23.1 million for the same concept.

As of the end of March 31, the Company has determined that the highly probable expected transactions, which made up the hedged item, will no longer occur in the formally established magnitudes, therefore it has stopped recognizing these contracts under the accounting of hedge recognizing for the year ended December 31,2020 a loss of US$ 50.8 million in the line in Other gains (losses) of the income statement, as a reclassification effect from other reserves from the statement of comprehensive income and a loss of US$ 30.8 million corresponding to the premiums associated with these contracts. On November 2020, the new fuel derivatives taken by the Company were classified as hedge accounting.

As of December 31, 2020 the market value of the fuel positions was US$ 1.3 million (positive). At the end of December 2019, this market value was US$ 48.5 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2020 (*)	Maturities
	Q121	Q221	Q321	Q421	Total

Percentage of coverage over the expected volume of consumption	3.0%	2.8%	2.6%	2.6%	2.7%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2019 (*)	Maturities
	Q120	Q220	Q320	Q420	Total

Percentage of coverage over the expected volume of consumption	65%	61%	20%	19%	41%

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

The following tables show the sensitization of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of December 2019 and 2020. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the fourth quarter of the year 2021.

	Positions as of December 31, 2020	Positions as of December 31, 2019
Benchmark price	effect on Statement of Income	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)

+5	+0.6	+15.4
-5	-0.6	- 34.5

Given the fuel hedging structure during 2020, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 160.5 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 135.0 million in higher fuel costs.

(ii) Foreign exchange rate risk:

Exposure:

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

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2020, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2020, the Company did not maintain FX derivatives. At the end of December 2019, this market value was MUS$ 0.01 (negative).

During the year ended December 31, 2020, the Company recognized gains of US$ 3.2 million for FX coverage net of premiums. During the same period of 2019, the Company recognized gains of US$ 1.9 million for FX hedging net of premiums.

As of December 31, 2020, the Company had no current FX derivatives for BRL. At the end of December 2019, the Company maintain current FX derivatives for BRL for MUS$ 15.

During 2019 the company contracted FX derivatives recognized in results amounts to USS$ 6.2 million (negative) net of premiums. As of December 31, 2020, the Company does not hold FX derivatives that are not under hedge accounting.

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

The following table shows the sensitization of FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity. The Company did not maintain FX derivatives in force for BRL as of December 31, 2020:

Appreciation (depreciation)(*)	Effect at December 31, 2020	Effect at December 31, 2019
of R$	MUS$	MUS$

-10%	-	-0.6
+10%	-	+1.1

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

During 2017 and 2019, the Company contracted swap currency derivatives for debt coverage issued the same years by notionals UF 8.7 million and UF 5.0 million, respectively. As of December 31, 2020 Company does not has currency hedge swap. At the end of December 2019, this market value was MUS$ 22.7 (negative).

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

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)(*)	Effect at December 31, 2020	Effect at December, 2019
of R$/US$(*)	MUS$	MUS$

-10%	+10.9	+9.5
+10%	- 10.9	-9.5

(*)	Appreciation (depreciation) of US$ regard to the covered currencies.

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2020	Effect at December 31, 2019
of R$/US$	MUS$	MUS$

-10%	+191.53	+402.48
+10%	-156.71	-329.29

(iii) Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”).

Mitigation:

At the end of December 2020, the Company did not have current interest rate derivative positions. Currently a 42% (62% at December 31, 2019) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of December 31, 2020, the Company did not hold current interest rate derivative positions. At the end of December 2019, this market value was US$ 2.6 million (positive).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2020	Positions as of December 31, 2019
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)

+100 basis points	-42.11	-27.60
-100 basis points	+42.11	+27.60

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

At December 31, 2020 Company does not has interest rate hedge. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2020	Positions as of December 31, 2019
futures curve	effect on equity	effect on equity
in libor 3 months	(MUS$)	(MUS$)

+100 basis points	-	+13.62
-100 basis points	-	-14.71

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

On July 27, 2017, the Financial Conduct Authority (LIBOR regulating authority) announced its intention to stop asking banks to submit rates for the calculation of LIBOR after 2021. The Federal Reserve Board and the Fed of New York then convened the Alternative Reference Rates Committee (ARRC), a group of private market participants, to help ensure a successful transition from LIBOR in US dollars (USD) to a more robust reference rate, their recommended alternative, the Overnight Guaranteed Financing Rate (SOFR). Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference LIBOR.

(b) Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). Given the impact of COVID-19 on the operation, the client portfolio as of December 31, 2020 decreased when compared to the balance as of December 31, 2019 by 51%, due to a reduction in company-wide operations, mainly in passenger transport (travel agencies and corporate) and in the case of clients who were left with debt and that management considered risky, the corresponding measures were taken to consider their expected credit loss. For this reason, the provision at the end of December 2020 had an increase of 21.7% compared to the previous period.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and contracting derivative instruments or options.

To reduce the credit risk related to operational activities, the Company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

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

Additionally, section 345(b) of the Chapter 11 of the US Bankruptcy Code imposes restrictions on, among other things, the institutions where the Debtors can hold their cash. In particular, it establishes that cash should be held in what are called Authorized Bank Depositories, which are US Banking Institutions that are accepted by the US Trustee Program of the US Department of Justice. Such Authorized Bank Depositories have generally agreed with the US Trustee Program to maintain collateral of no less than 115% of the aggregate funds on deposit (in excess of FDIC insurance limit) by (i) surety bond or (ii) US Treasury securities. Consequently, pursuant to Section 345(b), as implemented through an agreement with the Office of the United States Trustee, as of the year end the Company held the majority of its cash and equivalents in Banks in the US that are depositories authorized by Office of the United States Trustee for the Southern District of New York. Otherwise, the DIP Facility contains certain restrictions on new investments made by the Debtors during the term of the facility.

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

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

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

(c) Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of the Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were included, in order to preserve the group’s liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with the opportunity to work with the group’s creditors, and main stakeholders, to reduce its debt and obtain new sources of financing, providing the company with the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2020, the balance of liquid funds is US$ 1,696 million (US $ 1,073 million as of December 31, 2019), which are invested in short-term instruments through financial entities with high-risk classification.

As of December 31, 2020, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

In order to preserve liquidity, the Company has implemented a series of measures. Among them, the Company proposed 50% salary reduction to the entire organization for the second quarter, which was accepted by more than 90% of the employees. For the third quarter, the salary reduction to the entire organization was between 20% and 25%, which also had an adhesion of more than 90% of the group’s employees, and for the fourth quarter a reduction of 15% was proposed, which also achieved high levels of adherence.

Finally, during the year 2020, the company has reduced its planned investments for 2020 by approximately US$ 698 million, mainly related to maintenance, given the lower operation, purchase of engines, investments in cabins and other projects, given the reduced operation. In addition, LATAM did not receive aircrafts that were previously committed to be delivered during 2020, which at the beginning of the year amounted to US$ 408 million.

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 2,450 million. This facility consists of two tranches in which the following creditors participate:

1) A Tranche A, which is committed for up to US$ 1,300 million, out of which (i) US$ 1,125 million were be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) US$ 175 million were be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and

2) A Tranche C for a capital amount of up to US$ 1,150 million, of which (i) US$ 750 million was provided by a certain group of LATAM’s shareholders composed by Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) US$ 250 million was provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) US$ 150 million which was committed by certain additional shareholder investors through a public investment fund managed by Toesca S.A. on November 6, 2020 through a joinder to the DIP Agreement.

In addition, this proposal contemplates a possible Tranche B for up to an additional US$ 750 million, subject to the authorization of the Court and other customary conditions for this type of operations.

On October 8, 2020, the first disbursement took place under the DIP Credit Agreement for a 50% of the total funds committed to that date, US$ 1,150 million. Pursuant to the terms of the DIP Agreement, the Debtors will be required to maintain consolidated liquidity of at least US$ 400 million, taking into consideration the undrawn portion of the DIP financing, and meet certain milestones with respect to the bankruptcy process).

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.018.000-1	SCOTIABANK	Chile	US$	76,929	-	-	-	-	76,929	74,000	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	41,543	-	-	-	-	41,543	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,685	-	-	-	-	20,685	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,545	-	-	-	-	12,545	12,000	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	11,631	-	-	-	-	11,631	11,255	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	3,323	2,678	139,459	-	-	145,460	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	2,104	68,920	-	-	-	71,024	67,868	At Expiration	3.10	3.10

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	23,210	26,857	217,555	35,041	429,101	731,764	560,113	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	80,063	76,125	208,250	836,063	828,000	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	50,500	40,889	104,166	107,342	219,666	522,563	474,273	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	47,918	37,509	84,048	84,487	35,712	289,674	271,129	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	11,502	9,425	21,042	-	-	41,969	37,870	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	37,114	28,497	77,881	80,678	194,901	419,071	382,413	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	131,345	-	-		-	131,345	130,000	At Expiration	1.73	1.73

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	1,347	275,773	-	-	-	277,120	273,199	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	87,611	74,852	119,460	19,950	-	301,873	291,519	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	3,405	10,404	603,443	-	-	617,252	600,000	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	952,990	-	-	952,990	793,003	At Expiration	22.19	13.19

Financial lease

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,889	2,057	2,062	-	-	18,008	17,961	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	79,117	61,983	118,372	46,115	19,118	324,705	312,792	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,851	2,343	793	-	-	17,987	17,951	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	114,952	104,946	237,945	99,232	-	557,075	541,406	Quarterly	2.43	1.74

97.036.000-K	SANTANDER	Chile	US$	21,551	17,851	26,308	-	-	65,710	65,247	Quarterly	1.30	0.76

0-E	RRPF ENGINE LEASING	England	US$	4,093	3,382	8,826	4,870	-	21,171	18,489	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,589	4,763	12,977	755	-	23,084	22,730	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,620	9,647	26,261	770	-	48,298	47,609	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	60,527	54,611	144,670	86,076	-	345,884	327,419	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	4,624	12,202	3,153	-		19,979	19,522	Monthly	1.98	1.98
	TOTAL			980,479	925,714	3,109,661	1,401,379	1,726,498	8,143,731	7,077,118

(*)	Oblligation are presented according original contractual condition and do not considered any Chapter 11 resolution. See detail on Note 19.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	452	497	61	-	-	1,010	943	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	91,672	-	-	-	-	91,672	80,175	Monthly	4.34	4.33
0-E	BANCO DO BRASIL	Brazil	BRL	208,987	-	-	-	-	208,987	199,557	Monthly	3.95	3.95

Financial leases

0-E	NATIXIS	France	US$	31,482	9,276	42,383	-	-	83,141	81,260	Quarterly / Semiannual	4.09	4.09
0-E	WAC AP OU LEASING S.A.	Luxembourg	US$	2,460	2,442	25	-	-	4,927	4,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	134,919	-	-	-	-	134,919	144,120	Quarterly	3.07	3.01
0-E	GA TELESIS LLC	U.S.A.	US$	758	1,753	4,675	4,675	7,969	19,830	12,261	Monthly	14.72	14.72

	TOTAL			470,730	13,968	47,144	4,675	7,969	544,486	523,075

(*)	Oblligation are presented according original contractual condition and do not considered any Chapter 11 resolution. See detail on Note 19.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
-	AIRCRAFT	OTHERS	US$	226,510	679,529	877,438	812,821	889,072	3,485,370	3,026,573	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,403	9,953	6,706	18,271	6,349	44,682	46,520	-	-	-
			UF	2,103	5,836	1,072	1,973	2,485	13,469	11,401	-	-	-
			COP	22	7	14	-	-	43	48	-	-	-
			EUR	156	443	188	-	-	787	772	-	-	-
			PEN	29	15	49	-	-	93	137	-	-	-
			BRL	1,002	3,891	14,414	-	-	19,307	35,555	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	330,172	47,781	-	-		377,953	377,953	-	-	-
			CLP	230,997	119,337	-	-		350,334	350,334	-	-	-
			BRL	359,350	5,859	-	-		365,209	365,209	-	-	-
			Other currency	598,619	65,684	-	-		664,303	664,303	-	-	-
Accounts payable to related parties currents
Foreign	Delta Airlines	U.S.A	US$	805	-	-	-		805	805	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-		7	7
97.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Chile	CLP	-	-	105,713	-		105,713	105,713
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	-	132,141	-		132,141	132,141	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	-	132,141	-		132,141	132,141
Foreign	Lozuy S.A.	Uruguay	US$	-	-	26,428	-	-	26,428	26,428	-	-	-

	Total			1,753,175	938,335	1,296,304	833,065	897,906	5,718,785	5,276,040

	Total consolidated			3,204,384	1,878,017	4,453,109	2,239,119	2,632,373	14,407,002	12,876,233

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,387	76,256	-	-	-	100,643	99,000	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	US$	151,489	50,758	-	-	-	202,247	200,000	At Expiration	2.93	2.93
76.100.458-1	HSBC	Chile	US$	12,098	-	-	-	-	12,098	12,000	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,277	-	-	-	29,277	29,000	At Expiration	2.82	2.82

Bank loans

97.023.000-9	CORP BANCA	Chile	UF	5,336	10,544	-	-	-	15,880	15,615	Quarterly	3.35	3.35
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	484	1,451	63,872	-	-	65,807	62,769	At Expiration	3.10	3.10
0-E	SANTANDER	Spain	US$	1,514	4,809	141,719	-	-	148,042	137,860	Quarterly	3.62	4.61

Obligations with the public

97.030.000-7	BANCO ESTADO	Chile	UF	-	24,702	208,681	32,228	410,774	676,385	518,032	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	28,000	76,125	208,250	884,188	884,000	2,080,563	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	11,657	50,428	124,106	124,167	302,092	612,450	513,941	Quarterly / Semiannual	3.81	3.81
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,733	94,096	244,836	237,815	438,659	1,047,139	866,223	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	5,765	17,296	46,120	46,117	42,175	157,473	143,475	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	13,365	40,159	99,556	86,984	79,724	319,788	282,906	Quarterly	3.82	3.82
0-E	MUFG	U.S.A.	US$	5,552	27,068	73,726	73,914	209,621	389,881	322,660	Quarterly	3.43	3.43
0-E	INVESTEC	England	US$	1,980	11,164	26,153	11,071	-	50,368	44,087	Semiannual	6.35	6.35

Other guaranteed obligation

0-E	CREDIT AGRICOLE	France	US$	2,326	6,740	260,259	-	-	269,325	253,692	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	26,607	78,955	198,783	46,131	-	350,476	328,023	Quarterly	3.54	3.54

Financial lease

0-E	ING	U.S.A.	US$	4,025	8,108	-	-	-	12,133	11,806	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,994	15,026	6,671	-	-	26,691	26,091	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	19,412	56,148	117,881	16,653	-	210,094	200,907	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,950	1,950	-	-	-	3,900	3,827	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	9,353	25,211	28,663	22,502	10,354	96,083	87,729	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	35,251	105,691	261,181	203,232	14,382	619,737	591,684	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	6,145	18,394	47,911	3,158	-	75,608	72,551	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	1,152	3,432	8,967	8,679	568	22,798	19,643	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,661	4,977	13,259	7,380	-	27,277	25,708	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,367	10,081	26,827	14,153	-	54,428	51,340	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	759	2,299	2,330	-	-	5,388	5,154	Quarterly	4.41	4.41
0-E	KFW IP EX-BANK	Germany	US$	1,804	3,607	-	-	-	5,411	5,328	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,038	5,746	-	-	-	7,784	7,664	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	18,328	54,864	145,364	140,555	17,681	376,792	349,127	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,652	8,136	18,194	-	-	28,982	28,087	Monthly	3.45	3.45

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	26,111	78,742	-	-	-	104,853	101,026	Quarterly	6.00	6.00

Hedge derivative

-	OTHERS	-	US$	-	11,582	18,641	13,530	-	43,753	16,972	-	-	-

	Total			461,295	1,013,822	2,391,950	1,972,457	2,410,030	8,249,554	6,933,927

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada, through the Guanay Finance Limited company.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	173	499	722	-	-	1,394	1,289	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,140	7,965	77,028	-	-	89,133	86,256	Quarterly / Semiannual	6.29	6.29
0-E	WACAP OULEASING S.A.	Luxembourg	US$	835	2,450	3,277	-	-	6,562	6,280	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,286	151,047	-	-	-	162,333	169,931	Quarterly	5.39	5.39
0-E	GA Teles is LLC	U.S.A.	US$	677	1,753	4,675	4,675	10,480	22,260	13,495	Monthly	14.72	14.72
	Total			17,111	163,714	85,702	4,675	10,480	281,682	277,251

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability

-	AIRCRAFT	OTHERS	US$	146,036	417,929	1,002,564	877,353	1,357,910	3,801,792	3,042,231	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,017	8,649	21,381	19,815	16,314	69,176	53,931	-	-	-
			CLP	160	478	531	-	-	1,169	1,195	-	-	-
			UF	2,713	4,736	5,789	1,373	2,956	17,567	17,145	-	-	-
			COP	71	161	37	2	-	271	259	-	-	-
			EUR	163	387	592	122	-	1,264	1,175	-	-	-
			GBP	16	10	-	-	-	26	24	-	-	-
			MXN	37	93	245	10	-	385	359	-	-	-
			PEN	95	129	83	16	-	323	306	-	-	-
			Other currencies	2,770	8,370	8,508	43,104	-	62,752	55,532	-	-	-
Trade and other accounts payables
-	OTHERS	OTHERS	US$	371,527	13,993	-	-	-	385,520	385,520	-	-	-
			CLP	220,383	905	-	-	-	221,288	221,288	-	-	-
			BRL	486,082	320	-	-	-	486,402	486,402	-	-	-
			Other currencies	576,378	1,716	-	-	-	578,094	578,094	-	-	-
Accounts payable to related parties currents
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	53	-	-	-	-	53	53	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A.	CLP	3	-	-	-	-	3	3	-	-	-
	Total			1,809,504	457,876	1,039,730	941,795	1,377,180	5,626,085	4,843,517
	Total consolidated			2,287,910	1,635,412	3,517,382	2,918,927	3,797,690	14,157,321	12,054,695

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2019, the Company had delivered US$ 2.37 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of December 31, 2020, the Company maintains guarantees for US $ 0.6 million corresponding to derivative transactions. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new hedge contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2020, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company’s filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3.	Estimates of fair value.

At December 31, 2020, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2020				As of December 31, 2019
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	32,782	32,782	-	-	222,094	222,094	-	-
Short-term mutual funds	32,782	32,782	-	-	222,094	222,094	-	-

Other financial assets, current	4,097	366	3,731	-	471,797	386,688	85,109	-
Fair value interest rate derivatives	-	-	-	-	27,044	-	27,044	-
Fair value of fuel derivatives	1,296	-	1,296	-	48,542	-	48,044	-
Fair value of foreign currency derivative	-	-	-	-	586	-	586	-
Accrued interest since the last payment date Swap of currencies	-	-	-	-	3	-	3	-
Private investment funds	348	348	-	-	386,669	386,669	-	-
Certificate of Deposit (CBD)	2,435	-	2,435	-	8,934	-	8,934	-
Domestic and foreign bonds	18	18	-	-	19	19	-	-

Liabilities
Other financial liabilities, current	5,671	-	5,671	-	50,372	-	50,372	-
Fair value of interest rate derivatives	2,734	-	2,734	-	302	-	302	-
Fair value of foreign currency derivatives	-	-	-	-	48,347	-	48,347	-
Interest accrued since the last payment date of Currency Swap	-	-	-	-	1,723	-	1,723	-
Currency derivative not registered as hedge accounting	2,937	-	2,937	-	-	-	-	-

Additionally, at December 31, 2020, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2020		As of December 31, 2019
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,663,059	1,663,059	850,486	850,486
Cash on hand	4,277	4,277	4,982	4,982
Bank balance	732,578	732,578	329,633	329,633
Overnight	802,220	802,220	350,080	350,080
Time deposits	123,984	123,894	165,791	165,791
Other financial assets, current	46,153	46,153	27,707	27,707
Other financial assets	46,153	46,153	27,707	27,707
Trade debtors, other accounts receivable and Current accounts receivable	599,180	599,180	1,244,348	1,244,348
Accounts receivable from entities related, current	158	158	19,645	19,645
Other financial assets, not current	33,140	33,140	46,907	46,907
Accounts receivable, non-current	4,986	4,986	4,725	4,725

Other current financial liabilities	3,050,059	2,995,768	1,835,288	2,019,068
Accounts payable for trade and other accounts payable, current	2,322,961	2,322,961	2,222,874	2,222,874
Accounts payable to entities related, current	812	812	56	56
Other financial liabilities, not current	7,803,801	6,509,081	8,530,418	8,846,418
Accounts payable, not current	651,600	651,600	619,110	619,110
Accounts payable to entities related, non-current	396,423	410,706	-	-

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

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 16.

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

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c) Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d) Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired for non-use. The Company evaluates monthly the probability of expiration of air tickets, with return clauses, based on the history of use of air tickets. A change in this probability could generate an impact on revenue in the year in which the change occurs and in future years.

In effect and due to the worldwide contingency of the COVID 19 pandemic, the company has established new commercial policies with clients regarding the validity of air tickets, making it easier to use in flight, reissue and return.

Under this new scenario, in the year 2020 no income for expiration ticket’s revenue were recorded, which in a normal scenario would have amounted to approximately ThUS $ 70,000.

As of December 31, 2020, deferred income associated with air tickets sold amounted to ThUS $ 904,558 (ThUS $ 1,511,179 as of December 31, 2019).

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2020, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS $ 1,365,534 (ThUS $ 1,332,173 as of December 31, 2019). A hypothetical change of one percentage point in the probability of swaps would translate into an impact of ThUS $ 24,425 in the results as of 2020 (ThUS $ 30,506 in the results as of 2019). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS $ 187,493 as of December 31, 2020 (ThUS $ 354,847 as of December 31, 2019). A hypothetical change of two percentage points in exchange probability would translate into an impact of ThUS $ 2,950 in the results as of 2020 (ThUS $ 3,150 in the results as of 2019).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

For the LATAM Pass Brasil loyalty program, expiration occurs after a fixed period of time from accumulation, the model is built by the administration considering historical expiration rates, exchange behaviors and relevant segmentations.

For LATAM Pass there are rules that allow members to renew their miles, so the management in conjunction with an external specialist develop a predictive model of non-use miles, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles.

(f) Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or implicit, as a result of past events, it is likely that an outflow of resources will be necessary to settle the obligation and the amount is has reliably estimated. Based on available information, the Company uses the knowledge, experience and professional judgment, to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g) Leases

(i) Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee’s incremental loan rate was used, which is derived from the information available on the lease commencement date, to determine the present value of the lease payments. We consider our recent debt issues, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used as of January 1, 2019 (the date of adoption of the standard) would increase the lease liability by approximately ThUS $ 105 million.

(ii) Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

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

NOTE 5 - SEGMENTAL INFORMATION

As of December 31, 2020, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended
	At December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Peru	297,549	801,965	705,133
Argentina	172,229	584,959	989,883
U.S.A.	505,145	1,004,238	985,919
Europe	338,565	726,165	782,197
Colombia	177,007	380,449	372,794
Brazil	1,304,006	3,949,797	3,433,877
Ecuador	112,581	203,334	203,842
Chile	638,225	1,546,960	1,591,313
Asia Pacific and rest of Latin America	378,360	872,196	830,498
Income from ordinary activities	3,923,667	10,070,063	9,895,456
Other operating income	411,002	360,864	472,758

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Cash on hand	4,277	4,982
Bank balances	732,578	329,632
Overnight	802,220	350,080
Total Cash	1,539,075	684,694
Cash equivalents
Time deposits	123,984	165,791
Mutual funds	32,782	222,094
Total cash equivalents	156,766	387,885

Total cash and cash equivalents	1,695,841	1,072,579

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balance can only be used on normal course of business activities and invested on specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2020	2019
	ThUS$	ThUS$
Argentine peso	20,107	16,579
Brazilian real	136,938	197,354
Chilean peso	32,649	50,521
Colombian peso	17,185	48,191
Euro	10,361	21,927
US Dollar	1,438,846	667,785
Other currencies	39,755	70,222
Total	1,695,841	1,072,579

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2020

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,663,059	32,782	-	1,695,841
Other financial assets, current (*)	48,605	348	1,297	50,250
Trade and others accounts receivable, current	599,381	-	-	599,381
Accounts receivable from related entities, current	158	-	-	158
Other financial assets, non current	33,140	-	-	33,140
Accounts receivable, non current	4,986	-	-	4,986
Total	2,349,329	33,130	1,297	2,383,756

	Measured at	At fair value
	amortized	with changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	3,050,059	2,937	2,734	3,055,730
Trade and others accounts payable, current	2,322,125	-	-	2,322,125
Accounts payable to related entities, current	812	-	-	812
Other financial liabilities, non-current	7,803,801	-	-	7,803,801
Accounts payable, non-current	651,600	-	-	651,600
Accounts payable to related entities, non-current	396,423	-	-	396,423
Total	14,224,820	2,937	2,734	14,230,491

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2019

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	850,485	222,094	-	1,072,579
Other financial assets, current (*)	36,660	386,669	76,175	499,504
Trade and others accounts receivable, current	1,244,348	-	-	1,244,348
Accounts receivable from related entities, current	19,645	-	-	19,645
Other financial assets, non current	46,907	-	-	46,907
Accounts receivable, non current	4,725	-	-	4,725
Total	2,202,770	608,763	76,175	2,887,708

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	1,835,288	50,372	1,885,660
Trade and others accounts payable, current accounts payables, current	2,222,874	-	2,222,874
Accounts payable to related entities, current	56	-	56
Other financial liabilities, non current	8,530,396	22	8,530,418
Accounts payable, non-current	619,110	-	619,110
Total	13,207,724	50,394	13,258,118

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted

.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Trade accounts receivable	532,106	1,073,599
Other accounts receivable	194,454	275,876
Total trade and other accounts receivable	726,560	1,349,475
Less: Expected credit loss	(122,193)	(100,402)
Total net trade and accounts receivable	604,367	1,249,073
Less: non-current portion – accounts receivable	(4,986)	(4,725)
Trade and other accounts receivable, current	599,381	1,244,348

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2020			As December 31, 2019
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	4%	302,079	(11,112)	2%	875,889	(16,433)
From 1 to 90 days	4%	103,615	(4,049)	8%	56,537	(4,253)
From 91 to 180 days	66%	15,989	(10,501)	28%	16,922	(4,747)
From 181 to 360 days	80%	40,621	(32,627)	39%	47,865	(18,459)
more of 360 days	92%	69,802	(63,904)	74%	76,386	(56,510)
Total	23%	532,106	(122,193)	9%	1,073,599	(100,402)

(1) Corresponds to the consolidated expected rate of accounts receivable.

(2) The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	December 31,	December 31,
Currency	2020	2019
	ThUS$	ThUS$

Argentine Peso	6,517	47,079
Brazilian Real	221,952	537,224
Chilean Peso	44,737	131,543
Colombian Peso	1,292	2,288
Euro	24,370	32,711
US Dollar	292,125	436,774
Korean Won	79	8,172
Mexican Peso	4,624	6,093
Australian Dollar	49	20,964
Pound Sterling	5,647	7,428
South African Rand	-	2,982
Uruguayan Peso (New)	792	1,375
Thai Bht	-	1,559
Swiss Franc	754	535
Russian Ruble	-	896
Japanese Yen	77	1,222
Swedish crown	129	2,012
New Zealand Dollar	-	1,148
Costa Rican Colon	-	1,390
Other Currencies	1,223	5,678
Total	604,367	1,249,073

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
	balance	IFRS 9 (*)	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	(87,909)	(10,524)	8,620	(8,178)	(97,991)
From January 1 to December 31, 2019	(97,991)	-	12,569	(14,980)	(100,402)
From January 1 to December 31, 2020	(100,402)	-	30,754	(52,545)	(122,193)

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

	As of December 31, 2020			As of December 31, 2019
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	532,106	(122,193)	409,913	1,073,599	(100,402)	973,197
Other accounts receivable	194,454	-	194,454	275,876	-	275,876

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2020	2019
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	148	19,400
Foreign	TAM Aviação Executiva e
	Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	1	-
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	-	205
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	6	36
96.782.530-1	Inmobiliaria e Inversiones Asturias S.A.	Related director	Chile	CLP	-	1
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	1	-
96.810.370-9	Inversiones Costa Verde
	Ltda. y CPA.	Related director	Chile	CLP	-	1
	Total current assets				158	19,645

(b)	Current and non current accounts payable

					Current liabilities		Non current liabilities
					As of	As of	As of	As of
			Country		December 31,	December 31,	December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2020	2019	2020	2019
					ThUS$	ThUS$	ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	-	53	-	-
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	805	-	-	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	3	-	-
96.810.370-9	Inversiones Costa Verde Ltda. y CPA. (*)	Related director	Chile	CLP	-	-	105,713	-
Foreign	QA Investments Ltd (*)	Common shareholder	Jersey Channel Islands	US$	-	-	132,141	-
Foreign	QA Investments 2 Ltd (*)	Common shareholder	Jersey Channel Islands	US$	-	-	132,141	-
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	-	-	26,428	-
	Total current and non current liabilities				812	56	396,423	-

(*)	The balance correspond to DIP loan which is explained on Note 3.1 c).

Transactions between related parties have been carried out on arm’s lenght conditions between interested and duly-informed parties. The transaction times for Current and Non-Current Liabilities, they correspond to between 30 to 45 days and 1 to 2 years respectively, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Technical stock	284,409	315,286
Non-technical stock	39,165	38,946
Total	323,574	354,232

The items included in this item correspond to spare parts and materials which will be used, mainly, in consumptions of on-board services and in own and third-party maintenance services; These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Provision for obsolescence Technical stock	42,979	21,193
Provision for obsolescence Non-technical stock	4,651	11,610
Total	47,630	32,803

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2020, the Company registered ThUS$ 55,507 (ThUS$ 133,286 as of December 31, 2019) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a) The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Other financial assets
Private investment funds	348	386,669	-	-	348	386,669
Deposits in guarantee (aircraft)	2,435	8,934	21,498	28,599	23,933	37,533
Guarantees for margins of derivatives	3,047	21,200	-	-	3,047	21,200
Other investments	-	-	493	494	493	494
Domestic and foreign bonds	18	19	-	-	18	19
Other guarantees given	43,106	6,507	11,149	15,138	54,255	21,645
Subtotal of other financial assets	48,954	423,329	33,140	44,231	82,094	467,560
(b) Hedging derivate asset
Accrued Interest since the last payment date
Cross currency swap of currencies	-	3	-	-	-	3
Fair value of interest rate derivatives	-	27,044	-	2,676	-	29,720
Fair value of foreign currency derivatives	-	586	-	-	-	586
Fair value of fuel price derivatives	1,296	48,542	-	-	1,296	48,542
Subtotal of derivate assets	1,296	76,175	-	2,676	1,296	78,851
Total Other Financial Assets	50,250	499,504	33,140	46,907	83,390	546,411

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b) The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	December 31,	December 31,
Type of currency	2020	2019
	ThUS $	ThUS $

Argentine peso	460	94
Brazilian real	8,475	417,477
Chilean peso	4,056	26,073
Colombian peso	500	522
Euro	3,236	1,525
U.S.A dollar	63,922	97,988
Other currencies	2,741	2,732
Total	83,390	546,411

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments
Aircraft insurance and other	10,137	11,179	-	523	10,137	11,702
Others	15,375	15,167	2,998	1,832	18,373	16,999
Subtotal advance payments	25,512	26,346	2,998	2,355	28,510	28,701
(b) Contract assets (1)
GDS costs	4,491	16,593	-	-	4,491	16,593
Credit card commissions	6,021	23,437	-	-	6,021	23,437
Travel agencies commissions	4,964	16,546	-	-	4,964	16,546
Subtotal advance payments	15,476	56,576	-	-	15,476	56,576
(c) Other assets
Aircraft maintenance reserve (2)	8,613	27,987	-	17,844	8,613	45,831
Sales tax	102,010	167,987	46,210	34,680	148,220	202,667
Other taxes	4,023	34,295	-	-	4,023	34,295
Contributions to the International Aeronautical
Telecommunications Society (“SITA”)	258	258	739	739	997	997
Judicial deposits	-	-	76,835	149,310	76,835	149,310
Subtotal other assets	114,904	230,527	123,784	202,573	238,688	433,100
Total Other Non - Financial Assets	155,892	313,449	126,782	204,928	282,674	518,377

(1) Movement of Contracts assets:

	Initial balance	Activation	Cummulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2019	48,957	166,300	(4,950)	(153,731)	56,576
From January 1 to December 31, 2020	56,576	146,778	(14,672)	(173,206)	15,476

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These deposits are calculated based on the operation, measured in cycles or flight hours, are paid periodically, and it is contractually stipulated that they be returned to the Company each time major maintenance is carried out. At the end of the lease, the unused maintenance reserves are returned to the Company or used to compensate the lessor for any debt related to the maintenance conditions of the aircraft.

In some cases, (2 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2020, maintenance reserves amount to ThUS$ 8,613 (ThUS$ 45,831 as of December 31, 2019), corresponding to 2 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2020 and December 31, 2019, are detailed below:

	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$
Current assets
Aircraft	275,000	482,806
Engines and rotables	740	1,943
Other assets	382	401
Total	276,122	485,150

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

-	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2019, four Airbus A350, aircraft two Boeing 767, were reclassified from Property, plants and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

Additionally, during the same year 2019, the sale of one motor spare Boeing 767 and one Boeing 767 aircraft were materialized. As a result of the above, during 2019, adjustments for US $ 2 million of expense were recognized to record these assets at their net realizable value.

During the year 2020, the sale of a Boeing 767 aircraft took place and therefore US $ 5.5 million was recognized as profit from the transaction.

Additionally, during the year 2020, Delta Air Lines, Inc. canceled the purchase of four Airbus A350 aircraft, given this, LATAM was compensated with the payment of ThUS $ 62,000, which was recorded in the income statement as other income. These four aircraft were reclassified to Property, plant and equipment.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale.

Additionally, during the year 2020, adjustments for US $ 332 million of were recognized in income statement to adjust the assets to its fair value less the cost of sales, which were recorded the income statements as part of the expenses of restructuring activities.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2020	2019
Boeing 767	11	1
Airbus A350	-	4
Total	11	5

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2020	2019
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	70.00000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A.	Argentina	ARS	99.98370	99.98370
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19414	99.19414
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controlling entity in the normal course of operations, except for those imposed by Chapter 11 of the United States Bankruptcy Law, on dividend payments prior to the application for protection.

Summary financial informat ion of significant subsidiaries

	Statement of financial position as of December 31, 2020						Income for the year ended December 31, 2020
	Total	Current	Non-current	Total	Current	Non-current		Net Income/
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	661,721	629,910	31,811	486,098	484,450	1,648	372,255	(96,066)
Lan Cargo S.A.	749,789	472,869	276,920	567,128	516,985	50,143	207,854	10,936
Lan Argentina S.A.	176,790	171,613	5,177	148,824	146,555	2,269	49,101	(220,667)
Transporte Aéreo S.A.	546,216	264,690	281,526	347,714	278,319	69,395	142,096	(39,032)
Latam Airlines Ecuador S.A.	108,086	104,534	3,552	99,538	87,437	12,101	51,205	(22,655)
Aerovías de Integración Regional, AIRES S.A.	76,770	73,446	3,324	77,471	68,433	9,038	90,668	(89,707)
TAM S.A. (*)	3,110,055	1,492,792	1,617,263	3,004,935	2,206,089	798,846	1,808,314	(1,025,618)

	Statement of financial position as of December 31, 2019						Income for the year ended December 31, 2019
	Total	Current	Non-current	Total	Current	Non-current		Net Income/
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	519,363	481,592	37,771	510,672	508,541	2,131	1,186,668	(1,739)
Lan Cargo S.A.	634,852	334,725	300,127	462,666	398,872	63,794	274,774	(4,157)
Lan Argentina S.A.	262,049	255,641	6,408	89,070	86,912	2,158	218,989	(133,408)
Transporte Aéreo S.A.	359,335	101,128	258,207	142,423	46,383	96,040	315,105	14,610
Latam Airlines Ecuador S.A.	99,019	95,187	3,832	97,198	86,810	10,388	229,797	(3,411)
Aerovías de Integración Regional, AIRES S.A.	187,001	135,344	51,657	78,990	70,643	8,347	291,235	(3,099)
TAM S.A. (*)	5,036,864	2,580,665	2,456,199	3,497,559	2,556,280	941,279	5,013,293	185,720

	Statement of financial position as of December 31, 2018						Income for the year ended December 31, 2018
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	419,325	379,490	39,835	409,221	406,159	3,062	871,860	2,732
Lan Cargo S.A.	513,367	243,499	269,868	336,715	292,399	44,316	190,997	(34,322)
Lan Argentina S.A.	243,230	235,919	7,311	239,234	236,786	2,448	154,878	(132,538)
Transporte Aéreo S.A.	331,496	72,597	258,899	129,233	28,277	100,956	231,221	(17,609)
Latam Airlines Ecuador S.A.	108,735	96,564	12,171	98,238	89,921	8,317	174,821	4,354
Aerovías de Integración Regional, AIRES S.A.	116,352	55,865	60,487	77,984	69,150	8,834	215,366	(6,396)
TAM S.A. (*)	4,420,546	2,007,830	2,412,716	3,256,017	1,832,796	1,423,221	3,434,453	358,616

(*) Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling interest

		Country	As of December 31,	As of December 31,	As of December 31,	As of December 31,
Equity	Tax No.	of origin	2020	2019	2020	2019
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	0-E	Peru	0.19000	30.00000	(7,238)	2,609
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	666	369
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	0.01630	(276)	(6,276)
Lan Argentina S.A.	0-E	Argentina	0.00344	0.00344	1	50
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	0.87000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(6)	(7)
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	10.00000	(522)	(755)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(13)	899
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	713	1,503
Total					(6,672)	(1,605)

			For the year ended			For the year ended
		Country	December 31,	December 31,	December 31,		December 31,
Incomes	Tax No.	of origin	2020	2019	2018	2020	2019	2018
			%	%	%	ThUS$	ThUS$	ThUS$

Latam Airlines Perú S.A	0-E	Peru	0.19000	30.00000	30.00000	(8,102)	(1,065)	1,673
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	(121)	19	(406)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.01630	4.22000	0.13940	360	359	66
Lan Argentina S.A.	0-E	Argentina	0.00344	0.00344	0.02890	70	48	39
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	0.20000	1	(7)	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	10.00000	10.00000	(943)	(293)	58
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	0.79880	(724)	(24)	87
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	5.02000	(189)	420	717
Multiplus S.A.(*)	0-E	Brazil	-	-	27.26000	-	5,726	29,739
Total						(9,648)	5,183	31,975

(*) See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	627,742	845,959	627,742	845,959
Loyalty program	204,615	263,806	204,615	263,806
Computer software	139,113	220,993	528,097	656,699
Developing software	68,521	99,193	69,379	99,193
Trademarks (1)	6,340	17,959	39,803	51,326
Other assets	228	331	1,315	1,315
Total	1,046,559	1,448,241	1,470,951	1,918,298

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	791	94,301	-	-	95,092
Withdrawals	(403)	(125)	-	-	(528)
Transfer software	59,771	(61,087)	-	-	(1,316)
Foreign exchange	(10,231)	(4,651)	(135,544)	(53,522)	(203,948)
Amortization	(54,549)	-	-	(11,046)	(65,595)
Adjustment application IAS 29 by hyperinflation Argentina	120	-	-	-	120

Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	278	91,371	47,587	-	139,236
Withdrawals	(270)	(1,123)	-	-	(1,393)
Transfer software	136,935	(140,102)	-	-	(3,167)
Foreign exchange	(1,981)	(2,806)	(30,597)	(11,612)	(46,996)
Amortization	(70,107)	-	-	(10,404)	(80,511)

Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	45	76,331	-	-	76,376
Withdrawals	(333)	(454)	(36,896)	-	(37,683)
Transfer software	101,015	(99,890)	-	-	1,125
Foreign exchange	(20,242)	(6,659)	(181,321)	(63,478)	(271,700)
Amortization	(162,468)	-	-	(7,332)	(169,800)

Closing balance as of December 31, 2020	139,341	68,521	627,742	210,955	1,046,559

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

(2)	See Note 2.5

(3)	In 2020, a digital transformation was implemented (LATAM XP), as a result some projects became obsolete and were fully amortized.

For further detail on impairment test see Note 16.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs, brands and other assets as of December 31, 2020, amounts to ThUS $ 424,932 (ThUS $ 470,057 as of December 31, 2019).

NOTE 16 - GOODWILL AND INTANGIBLE ASSETS OF INDEFINITE USEFUL LIFE

During the year 2020, the Company, as a result of what is described below, has recognized an impairment for the total Goodwill. As of December 31, 2019, its value was ThUS $ 2,209,576.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(300,203)	(76,922)	(377,125)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072
Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(67,133)	(17,363)	(84,496)
Transfer from Multiplus S.A. (see nota 1)	431,573	(431,573)	-
Closing balance as of December 31, 2019	2,209,576	-	2,209,576
Opening balance as of January 1, 2020	2,209,576	-	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	-	(480,601)
Impairment loss	(1,728,975)	-	(1,728,975)
Closing balance as of December 31, 2020	-	-	-

As of December 31, 2020, the Company maintains only the CGU “Air Transport”, due to the merger of Multiplus S.A. in TAM Linhas Aereas in the year 2019 (see Note 1), and changes in the management structure.

The CGU “Air Transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of March 31, 2020 LATAM Airlines Group S.A. maintained a suspension of a large part of the operation and as a result of the impacts mentioned in Note 2 associated with COVID 19, impairment indicator were identified that led the Company to carry out an impairment test. Impairment indicator identified were: Increase in uncertainty about pandemic (on the economic and health situation, the lengths of the crisis, the extent of the closure of operations, among others), increase in market interest rates, fall in share price and decrease in operations.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air Transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

As of March 31, 2020 the recoverable values were determined using the following assumptions presented below:

Air transportation CGU
Annual growth rate (Terminal)%		1.1
Exchange rate (1)	R$/US$	4.8 - 5.2
Discount rate based on the weighted average cost of capital (WACC) (2)%		8.0 - 19.4
Fuel Price from futures price curves commodities markets	US$/barrel	52-75

(1)	In line with the expectations of the Central Bank of Brazil
(2)	As a result of the distortion generated by the current contingency in market rates, a multi-period WACC was used for each of the years of the projection, starting at 19.4% for the first year and reaching 8.0% from the Third year onward.

WACC sensitivity

At using a single rate the possible impairment scenario will be as follow:

	Actual	7.5%	8.0%	9.0%	10.0%
WACC	MUS$	MUS$	MUS$	MUS$	MUS$

Excess (Impairment)	(1,716)	381	(564)	(2,095)	(3,280)

The estimated recoverable amount as of March 31, 2020 of ThUS $ 9,398 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of MUS $ 1,729. The total amount was recognized in the consolidated statement of income under Other gains (losses). There were no additional amounts of impairment that needed to be adjusted to other non-financial assets.

As of December 31, 2020, in accordance with its accounting policy, the Company performed the annual impairment test. Compared to the test carried out as of March 31, 2020, the only methodological difference is that a single discount rate (WACC) was used again for all periods, and the uncertainty that exists in the current market was incorporated into multiple probability-weighted scenarios.

As of December 31, 2020, the recoverable values were determined using the following assumptions:

Air Transportation CGU
Annual growth rate (terminal)%		0.6-1.6
Exchange rate (1)	R$/US$	5.4-5.6
Discount rate based on weighted average cost of capital (WACC - Weighted Average Cost of Capital)%		8.65-9.65
Fuel price from future price curves of the commodity markets.	US$/barril	60-78

(1)	In line with the expectations of the Central Bank of Brazil.
(2)	The ranges incorporate the variables of the multiple probability-weighted scenarios.

The result of the impairment test, which includes a sensitivity analysis of its principal assumptions, conclude that the calculated value in use exceed the book value of the assets net of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth, discount and exchange rates. The analysis of sensitivity included the individual impact of variations in critical assumptions when determine the value in use, as follow:

	Increase	Decrease rate
	WACC	terminal growth
	Maximum	minimal
	%	%
Air Transportation CGU	9.65	0.6

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	377,961	372,589	-	-	377,961	372,589
Land	42,979	48,406	-	-	42,979	48,406
Buildings	123,836	133,488	(58,629)	(58,626)	65,207	74,862
Plant and equipment	12,983,173	13,993,044	(5,292,429)	(4,630,001)	7,690,744	9,363,043
Own aircraft (3) (4)	12,375,500	13,268,562	(5,088,297)	(4,421,211)	7,287,203	8,847,351
Other (2)	607,673	724,482	(204,132)	(208,790)	403,541	515,692
Machinery	27,402	33,658	(23,986)	(28,441)	3,416	5,217
Information technology equipment	147,754	161,992	(132,923)	(141,216)	14,831	20,776
Fixed installations and accessories	154,414	171,469	(105,215)	(111,635)	49,199	59,834
Motor vehicles	49,345	67,060	(44,140)	(60,327)	5,205	6,733
Leasehold improvements	201,828	234,249	(127,420)	(135,789)	74,408	98,460
Subtotal Properties, plant and equipment	14,108,692	15,215,955	(5,784,742)	(5,166,035)	8,323,950	10,049,920
b) Right of use
Aircraft (3)	5,369,519	5,438,404	(3,031,477)	(2,669,864)	2,338,042	2,768,540
Other assets	244,847	255,149	(176,570)	(153,991)	68,277	101,158
Subtotal Right of use	5,614,366	5,693,553	(3,208,047)	(2,823,855)	2,406,319	2,869,698
Total	19,723,058	20,909,508	(8,992,789)	(7,989,890)	10,730,269	12,919,618

(1)	As of December 31, 2020, includes advances paid to aircraft manufacturers for ThUS$ 360,387 (ThUS$ 348,148 as of December 31, 2019)
(2)	Consider mainly rotables and tools.
(3)	As of December 31, 2020, due to the process of Chapter 11, 29 aircraft lease contract were rejected, 19 were presented as to Property, plant and equipment, (2 A350, 11 A321, 1 A320, 1 A320N and 4 B787) and 10 were presented as to right of use assets, (1 A319, 7 A320 and 2 B767).
(4)	As of December 31, 2020, eleven B767 aircraft were classified as non-current assets or groups of assets for disposal as held for sale.

(a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	556,822	49,780	124,548	9,138,591	30,156	80,777	436	84,225	10,065,335
Additions	7,927	-	-	635,367	4,995	64	24	20,410	668,787
Disposals	-	(8)	(1,412)	(4,747)	(30)	(74)	(14)	-	(6,285)
Retirements	(80)	-	(19)	(63,774)	(92)	(27)	-	(4)	(63,996)
Depreciation expenses	-	-	(6,219)	(705,577)	(11,677)	(12,538)	(146)	(27,766)	(763,923)
Foreign exchange	(714)	(4,348)	(4,244)	(94,488)	(1,819)	(8,499)	(28)	(2,351)	(116,491)
Other increases (decreases)	65,992	-	(89)	78,341	732	10,195	273	8,753	164,197
Adjustment application IAS 29	373	-	-	3,869	299	1,111	89	-	5,741
Changes, total	73,498	(4,356)	(11,983)	(151,009)	(7,592)	(9,768)	198	(958)	(111,970)
Closing balance as of December 31, 2018	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	9,953,365

Opening balance as of January 1, 2019	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	9,953,365

Additions	21,884	7,950	-	1,694,640	6,580	26	73	34,988	1,766,141
Disposals	-	(28)	(47)	(23,945)	(13)	(75)	(11)	-	(24,119)
Retirements	(20)	-	-	(64,838)	(85)	(77)	-	(362)	(65,382)
Depreciation expenses	-	-	(5,768)	(776,225)	(8,574)	(11,945)	(94)	(19,001)	(821,607)
Foreign exchange	(1,340)	(1,103)	(914)	(24,615)	(234)	(2,007)	(125)	(432)	(30,770)
Other increases (decreases)	(278,255)	(3,837)	(30,974)	(418,083)	538	2,903	-	-	(727,708)
Changes, total	(257,731)	2,982	(37,703)	386,934	(1,788)	(11,175)	(157)	15,193	96,555
Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920

Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920

Additions	6,535	-	-	485,800	1,295	9	-	-	493,639
Disposals	-	-	-	(1,439)	(112)	(31)	(4)	-	(1,586)
Rejection fleet (*)	-	-	-	(1,081,496)	-	-	-	(82)	(1,081,578)
Retirements	(39)	-	-	(107,912)	(55)	(3,250)			(111,256)
Depreciation expenses	-	-	(4,819)	(682,102)	(6,186)	(9,037)	(81)	(16,542)	(718,767)
Foreign exchange	(2,601)	(5,428)	(4,836)	(146,219)	(1,543)	(7,195)	4	(2,587)	(170,405)
Other increases (decreases) (**)	1,477	1	-	(142,179)	656	8,869	-	(4,841)	(136,017)
Changes, total	5,372	(5,427)	(9,655)	(1,675,547)	(5,945)	(10,635)	(81)	(24,052)	(1,725,970)

Closing balance as of December 31, 2020	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950

(*)	Include aircraft lease rejection due to Chapter 11 process.
(**)	Include the reclassification of 4 A350 aircraft that were incorporated on property plant and equipment from available for sale for ThU$ 464,812 and the reclassification of 11 B767 aircraft that were moved to available for sales for ThU$ 606,522 (see note 13).

(b) Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS $	ThUS $	ThUS $

Opening balances as of January 1, 2018	2,786,685	78,632	2,865,317
Additions	289,209	37,089	326,298
Depreciation expense	(371,789)	(19,349)	(391,138)
Cummulative translate adjustment	(9,490)	(4,261)	(13,751)
Other increases (decreases)	(238,282)	-	(238,282)
Total changes	(330,352)	13,479	(316,873)
Final balances as of December 31, 2018	2,456,333	92,111	2,548,444

Opening balances as of January 1, 2019	2,456,333	92,111	2,548,444
Additions	732,489	20,675	753,164
Depreciation expense	(377,911)	(22,473)	(400,384)
Cummulative translate adjustment	(2,046)	(2,515)	(4,561)
Other increases (decreases)	(40,325)	13,360	(26,965)
Total changes	312,207	9,047	321,254
Final balances as of December 31, 2019	2,768,540	101,158	2,869,698
Opening balances as of January 1, 2020	2,768,540	101,158	2,869,698
Additions	-	399	399
Fleet rejection (*)	(9,090)	-	(9,090)
Write off	-	-	-
Depreciation expense	(395,936)	(22,492)	(418,428)
Cummulative translate adjustment	(6,578)	(11,173)	(17,751)
Other increases (decreases)	(18,894)	385	(18,509)
Total changes	(430,498)	(32,881)	(463,379)
Final balances as of December 31, 2020	2,338,042	68,277	2,406,319

(*) Include aircraft lease rejection due to Chapter 11 process.

(c) Composition of the fleet

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets		Total fleet
Aircraft	Model	As of December 31, 2020		As of December 31, 2019		As of December 31, 2020	As of December 31, 2019	As of December 31, 2020		As of December 31, 2019

Boeing 767	300ER	17		28		-	2	17		30
Boeing 767	300F	11	(1)	11	(1)	1	1	12	(1)	12	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	2		6		10	10	12		16
Airbus A319	100	37		37		7	9	44		46
Airbus A320	200	96	(2)	96	(2)	38	46	134	(2)	142	(2)
Airbus A320	NEO	6		7		6	6	12		13
Airbus A321	200	19		30		19	19	38		49
Airbus A350	900	4		2		7	7	11		9
Total		202		227		98	110	300		337

(1) One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2) Two aircraft leased to Sundair.

(d) Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				December 31,		December 31,
				2020		2019
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
					-
Wilmington	MUFG	Aircraft and engines	Airbus A319	69,375	268,746	74,713	256,937
Trust Company			Airbus A320	63,581	257,613	70,644	256,651
			Boeing 767	43,628	180,591	61,728	196,244
			Boeing 787	114,936	119,229	120,938	127,283
	Wilmington	Aircraft and engines	Airbus A321	-	-	353,774	452,107
	Trust Company		Boeing 787	-	-	332,131	374,998
			Airbus A350	-	-	180,320	192,620
	Citibank N.A.	Aircraft and engines	Boeing 787	-	-	143,475	191,804

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	6,936	-	-
			Airbus A320	139,192	122,251	85,986	95,148
			Airbus A321 / A350	30,733	28,127	83,281	67,882
			Boeing 767	10,404	32,802	10,404	35,226
			Boeing 787	91,797	43,020	74,023	36,594
Bank Of Utah	BNP Paribas	Aircraft and engines (2)	Airbus A320 / A350	262,420	289,946	296,441	378,462
			Boeing 787	211,849	246,349	217,500	259,934
	Investec	Aircraft and engines (2)	Airbus A320 / A350	37,870	-	44,088	-
	SMBC	Aircraft and engines (2)	Airbus A350	130,000	134,780	-	-
Natixis	Natixis	Aircraft and engines	Airbus A321	271,129	375,645	282,927	384,224
Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	38,836	-	-
			Airbus A320	128,030	214,597	-	-
			Airbus A321	41,599	81,706	-	-
			Airbus A350	15,960	26,823	-	-
			Airbus B767	90,846	197,797	-	-
			Airbus B787	23,156	19,047	-	-
			Rotables	162,477	145,708	-	-
UMB Bank	MUFG	Aircraft and engines	Airbus A320	167,371	246,293	106,250	149,607
MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	215,043	295,036	216,411	310,311
Total direct guarantee				2,350,405	3,371,878	2,755,034	3,766,032

(1)	For the syndicated loans, is the Guarantee Agent that represent different creditors.

(2)	As of December 31, 2020, four A350 aircraft were reincorporated to Property, plant and equipment due to cancellation of the sale contract. Which were classified previously as Non-current assets or groups of assets for disposal as held for sale.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2020, amounts to ThUS$ 1,642,779 (ThUS$ 1,762,611 as of December 31, 2019). The book value of the assets with indirect guarantees as of December 31, 2020, amounts to ThUS$ 3,496,397 (ThUS$ 3,866,237 as of December 31, 2019).

As of December 31, 2020, given the Chapter 11 process, nineteen aircraft corresponding to Property, plant and equipment were rejected, of which eighteen had direct guarantees and one indirect guarantee.

As of December 31, 2020, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Avolon Aerospace AOE 62 Limited	Latam Airlines Group S.A.	Seven letters of credit	3,554	Feb 05, 2021
Bank of Utah	Latam Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2021
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Jan 20, 2021
ORIX Aviation Systems Limited	Latam Airlines Group S.A.	Three letters of credit	8,445	Nov 26, 2021
Wells Fargo Bank	Latam Airlines Group S.A.	Six letters of credit	11,870	Feb 04, 2021
BBAM	Latam Airlines Group S.A.	Two letters of credit	1,695	Jan 14, 2021
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2021
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,193	Apr 29, 2021
			70,807

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	206,497	261,792
Commitments for the acquisition of aircraft (*)	7,500,000	7,390,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2021-2026	Total
Airbus S.A.S.	44	44
A320-NEO Family	42	42
A350 Family	2	2
The Boeing Company	6	6
Boeing 787-9	6	6
Total	50	50

As of December 31, 2020, as a result of the different aircraft purchase contracts signed with Airbus SAS, 42 Airbus A320 family aircraft remain to be received with deliveries between 2020 and 2024 and 2 Airbus aircraft of the A350 family with delivery dates. by 2026. The approximate amount, according to the manufacturer’s list prices, is ThUS $ 5,700,000.

As of December 31, 2020, as a result of the different aircraft purchase contracts signed with The Boeing Company, 6 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2021 and 2023. The approximate amount, according to list prices from the manufacturer, is ThUS $ 1,800,000.

The delivery dates of some aircraft could be modified as a result of the continuous discussions held with aircraft manufacturer in the context of the current situation of the company.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended December 31,
		2020	2019	2018
Average rate of capitalization of capitalized interest costs	%	3.52	4.72	4.64
Costs of capitalized interest	ThUS$	11,627	1,444	13,007

NOTE 18 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2020, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	36,788	10,968	-	-	36,788	10,968
Other recoverable credits	5,532	18,353	-	-	5,532	18,353
Total assets by current tax	42,320	29,321	-	-	42,320	29,321

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	656	11,925	-	-	656	11,925
Total liabilities by current tax	656	11,925	-	-	656	11,925

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019
	ThUS$	ThUS$	ThUS$	ThUS$

Properties, Plants and equipment	(1,314,456)	186,311	81,881	1,700,215
Assets by right of use	229,119	42,011	(136)	(91,470)
Amortization	(65,139)	(903)	9	52,233
Provisions	212,492	(139,346)	68,462	(182,913)
Revaluation of financial instruments	(18,133)	422	-	(9,857)
Tax losses	1,496,952	155,539	(60,785)	(1,200,729)
Intangibles	-	-	270,681	349,082
Other	23,981	(8,451)	24,168	242
Total	564,816	235,583	384,280	616,803

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2018

	Opening balance Assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,568,764)	(19,735)	-	6,003	(1,582,496)
Assets for right of use	75,849	9,903	-	-	85,752
Amortization	(54,820)	(3,735)	-	1,692	(56,863)
Provisions	(10,461)	92,804	1,566	(46,581)	37,328
Revaluation of financial instruments	3,750	(2,326)	(269)	(1,168)	(13)
Tax losses	1,479,560	(98,154)	-	(12,256)	1,369,150
Intangibles	(406,536)	20,000	-	35,298	(351,238)
Others	(28,405)	5,439	-	8,304	(14,662)
Total	(509,827)	4,196	1,297	(8,708)	(513,042)

(b) From January 1 to December 31, 2019

	Opening balance Assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,582,496)	67,237	-	1,355	(1,513,904)
Assets for right of use	85,752	47,729	-	-	133,481
Amortization	(56,863)	3,345	-	382	(53,136)
Provisions	37,328	13,881	2,873	(10,515)	43,567
Revaluation of financial instruments	(13)	10,142	414	(264)	10,279
Tax losses	1,369,150	(10,116)	-	(2,766)	1,356,268
Intangibles	(351,238)	(11,718)	-	13,874	(349,082)
Others	(14,662)	5,844	-	125	(8,693)
Total	(513,042)	126,344	3,287	2,191	(381,220)

(c)	From January 1 to December 31, 2020

	Opening balance Assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,513,904)	110,010	-	7,557	(1,396,337)
Assets for right of use	133,481	95,774	-	-	229,255
Amortization	(53,136)	(14,142)	-	2,130	(65,148)
Provisions	43,567	158,178	924	(58,639)	144,030
Revaluation of financial instruments	10,279	(27,901)	959	(1,470)	(18,133)
Tax losses	1,356,268	216,897	-	(15,428)	1,557,737
Intangibles	(349,082)	1,030	-	77,371	(270,681)
Others	(8,693)	6,541	-	1,965	(187)
Total	(381,220)	546,387	1,883	13,486	180,536

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. Therefore, as of December 31, 2020, the Company has recognized provision with an impact on income, for the deferred tax assets that it estimates will not be recoverable in the foreseeable future for ThUS$ 237,637, in total the company has not recognized deferred tax assets for ThUS$ 749,100 (ThUS$ 110,933 as of December 31, 2019) which include deferred tax assets related to negative tax results of ThUS$ 1,433,474 (ThUS$ 338,679 at December 31, 2019).

Deferred tax expense and current income taxes:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Current tax expense
Current tax expense	(3,602)	72,999	77,713
Adjustment to previous period’s current tax	(199)	(352)	362
Total current tax expense, net	(3,801)	72,647	78,075
Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(546,387)	(126,344)	(126,344)
Total deferred tax expense, net	(546,387)	(126,344)	(126,344)
Income/(loss) tax expense	(550,188)	(53,697)	(48,269)

Composition of income/(loss) tax expense:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Current tax expense, net, foreign	4,232	76,806	65,850
Current tax expense, net, Chile	(8,033)	(4,159)	12,225
Total current tax expense, net	(3,801)	72,647	78,075
Deferred tax expense, net, foreign	235,963	37,294	58,271
Deferred tax expense, net, Chile	(782,350)	(163,638)	(62,467)
Deferred tax expense, net, total	(546,387)	(126,344)	(4,196)
Income/(loss) tax expense	(550,188)	(53,697)	73,879

Income before tax from the Chilean legal tax rate (27% as of December 31, 2020 and 2019)

	For the year ended			For the year ended
	December 31,			December 31,
	2020	2019	2018	2020	2019	2018
	ThUS$	ThUS$	ThUS$	%	%	%
Tax expense using the legal rate	(1,378,547)	38,318	11,230	27.00	27.00	27.00
Tax effect by change in tax rate	-	-	5,587	-	-	1.34
Tax effect of rates in other jurisdictions	(58,268)	20,082	15,905	1.14	14.15	3.83
Tax effect of non-taxable operating revenues	(19,529)	(13,125)	(3,076)	0.38	(9.25)	(0.74)
Tax effect of disallowable expenses	40,528	66,257	61,295	(0.79)	46.69	14.75
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	(294,969)	(145,930)	-	5.78	(102.83)	-
Tax effect for goodwill impairment losses	453,681	-	-	(8.89)	-	-
Derecognition of deferred tax assets not recoverable	237,637	-	-	(4.65)	-	-
Deferred tax asset not recognized	414,741	-	-	(8.12)	-	-
Other increases (decreases):	54,538	(19,299)	-	(1.07)	(13.60)	-
Total adjustments to tax expense using the legal rate	828,359	(92,015)	79,711	(16.22)	(64.84)	19.18
Tax expense using the effective rate	(550,188)	(53,697)	90,941	10.78	(37.84)	46.18

Deferred taxes related to items charged to equity:

	For the year ended
	December 31,
	2020	2019
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	1,883	3,287

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Current
(a) Interest bearing loans	2,243,776	1,421,261
(b) Lease Liability	806,283	414,027
(c) Hedge derivatives	2,734	50,372
(d) Derivative non classified as hedge accounting	2,937	-
Total current	3,055,730	1,885,660

Non-current
(a) Interest bearing loans	5,489,078	5,772,266
(b) Lease Liability	2,314,723	2,758,130
(c) Hedge derivatives	-	22
Total non-current	7,803,801	8,530,418

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Current
Loans to exporters	151,701	341,475
Bank loans	385,490	16,534
Guaranteed obligations (7)(8)(10)	388,492	237,951
Other guaranteed obligations	435,413	97,730
Subtotal bank loans	1,361,096	693,690
Obligation with the public	108,301	32,061
Financial leases (7)(8)(10)	774,379	594,249
Other loans (4)	-	101,261
Total current	2,243,776	1,421,261
Non-current
Bank loans	139,783	200,721
Guaranteed obligations (7)(8)(10)	930,364	1,919,376
Other guaranteed obligations (5)(9)	1,503,703	482,702
Subtotal bank loans	2,573,850	2,602,799
Obligation with the public (1)(2)(3)	2,075,106	2,032,873
Financial leases (7)(8)(10)	840,122	1,136,594
Total non-current	5,489,078	5,772,266
Total obligations with financial institutions	7,732,854	7,193,527

(1)	On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group S.A., has issued on the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds for a nominal amount of US $ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an issue price of 99.309% with respect to its even value. The bonds have semiannual interest payments and amortization of all capital at maturity and maturity date on March 1, 2026, unless they will be redeemed early according to their terms. As reported to the market, the issuance and placement was intended to finance general corporate purposes.

(2)	On June 6, 2019, LATAM Airlines Group S.A. has issued in the local market (Santiago Stock Exchange) long-term unsecured bonds called Series E (BLATM-E), which correspond to the first series of bonds charged to the line registered in the Registro de Comisión para el Mercado Financiero (“CMF”) under the number Nº 921 dated November 26, 2018 for a total of UF 9,000,000.

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

On December 17, 2019, LATAM Airlines Group S.A. The repurchase of the remainder (US $ 262 million) of the unsecured bond LATAM2020 ended, which, added to the repurchase of July 11, 2019, ends the entire balance of the bond. The repurchase was carried out through the buy-back mechanism called “Make-Whole,” which is a right of the bond issuer to repurchase the entire outstanding balance of debt based on a price that is calculated using government treasury bonds. of the United States with maturity close to that of the bond and adding a spread. The repurchase price was 102.45 cents per dollar of nominal bond amount.

(4)	On March 16, 2020, the obligations contained in the contract called “Indenture” signed between Guanay Finance Limited (see Note 1), LATAM Airlines Group S.A. expired. and Citibank, N.A. dated November 7, 2013. The bonds securitized with the future flows of credit card sales in the United States and Canada were issued in 2013 for a total of US $ 450 million.

(5)	During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US $600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The financing expires on March 29, 2022. The line is guaranteed with collateral consisting of airplanes, engines and spare parts. The first withdrawal was on March 27, 2020 with an amount of US $ 504.7 million, the second withdrawal was on April 7, 2020 for US $ 72 million, the third withdrawal was on April 14, 2020 for US $ 11.2 million and the fourth and last withdrawal was on April 21, 2020 of US $ 12.1 million.

(6)	On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 8, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the year, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of December 31, 2020, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11.

(7)	On June 24, 2020, the United States Court for the Southern District of New York approved the motion filed by the Company to reject certain aircraft lease contracts. Rejected contracts include, 17 aircraft financed under the EETC structure with an amount of MUS $ 844.1 and an aircraft financed with a financial lease with an amount of MUS $ 4.5.

(8)	On October 20, 2020, the United States Court for the Southern District of New York approved the motion presented by the Company to reject an aircraft lease contract financed as financial lease in the amount of MUS $ 34.3.

(9)	On October 10, 2020, LATAM Airlines Group S.A. partially drew down (MUS $ 1,150) of the committed credit line of the “DIP” financing. The financing expires on April 10, 2022. The line is guaranteed with collateral consisting of routes, slots, engines and spare parts. After this, transfer, the company still has MUS $ 1,300 available. This line is committed for a total of US $ 2,450 million, of which US $ 750 million are committed by related parties.

(10)	In the year ended December 31, 2020, the Company transferred its interest in 7 special purpose entities. As a result of the above, the classification of financial liabilities associated with 3 aircraft within guaranteed obligations was modified, and classified as financial leases.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
Currency	ThUS$	ThUS$
Brazilian real	300,659	-
Chilean peso (U.F.)	679,983	611,542
US Dollar	6,752,212	6,581,985
Total	7,732,854	7,193,527

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	74,000	-	-	-	-	74,000	76,929	-	-	-	-	76,929	At Expiration	3.08	3.08
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	41,542	-	-	-	-	41,542	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	20,685	-	-	-	-	20,685	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,545	-	-	-	-	12,545	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	11,255	-	-	-	-	11,255	11,665	-	-	-	-	11,665	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	3,300	-	139,459	-	-	142,759	Quarterly	2.80	2.80
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	67,868	-	-	-	67,868	1,985	67,237	-	-	-	69,222	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	ESTADO	Chile	UF	-	-	177,846	-	382,267	560,113	25,729	-	177,715	-	395,652	599,096	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	82,572	-	-	698,450	803,289	1,584,311	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	31,039	43,655	91,002	97,621	210,956	474,273	40,931	47,668	87,767	96,513	209,612	482,491	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	42,740	34,150	77,693	81,244	35,302	271,129	50,001	34,150	75,808	80,316	34,969	275,244	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	6,329	11,606	19,935	-	-	37,870	7,952	12,522	19,588	-	-	40,062	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	30,590	24,080	67,730	72,881	187,132	382,413	39,516	24,080	67,014	72,494	186,283	389,387	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	130,000	-	-	-	-	130,000	131,662	-	-	-	-	131,662	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	273,199	-	-	-	273,199	1,395	272,794	-	-	-	274,189	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	82,498	72,206	117,084	19,731	-	291,519	88,880	72,206	114,589	19,499	-	295,174	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	-	-	600,000	-	-	600,000	138	-	600,000	-	-	600,138	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	793,003	-	-	793,003	-	-	769,615	-	-	769,615	At Expiration	18.95	12.26
Financial leases
0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	6,017	-	-	-	-	6,017	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,875	2,034	2,052	-	-	17,961	13,922	2,034	2,052	-	-	18,008	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	77,994	58,993	113,186	43,778	18,841	312,792	78,860	58,993	109,086	42,558	18,619	308,116	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,938	-	-	-	-	1,938	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,934	2,326	791	-	-	17,951	14,909	2,326	788	-	-	18,023	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	112,987	99,975	230,416	98,028	-	541,406	114,994	99,975	219,624	96,556	-	531,149	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,456	17,626	26,165	-	-	65,247	21,550	17,626	25,840	-	-	65,016	Quarterly	1.30	0.76
0-E	RRPF ENGINE	England	US$	2,058	3,644	7,752	5,035	-	18,489	2,602	3,644	7,752	5,035	-	19,033	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,538	4,631	12,808	753	-	22,730	4,599	4,632	12,608	752	-	22,591	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,519	9,385	25,937	768	-	47,609	11,595	9,386	25,563	767	-	47,311	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	58,512	49,240	135,489	84,178	-	327,419	60,094	49,240	125,274	82,149	-	316,757	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	8,996	9,062	1,464	-	-	19,522	9,319	9,009	1,435	-	-	19,763	Monthly	1.98	1.98

	Total			815,221	783,680	2,639,812	1,204,017	1,634,498	7,077,128	977,836	787,522	2,581,577	1,195,089	1,648,424	7,190,448

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Netherlands	US$	409	318	216	-	-	943	333	311	324	-	-	968	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	80,175	-	-	-	-	80,175	91,672	-	-	-	-	91,672	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	199,557	-	-	-	-	199,557	208,987	-	-	-	-	208,987	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	30,253	-	51,007	-	-	81,260	31,308	-	51,007	-	-	82,315	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,342	797	1,620	-	-	4,759	2,439	797	1,620	-	-	4,856	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	141,094	-	-	-	-	141,094	Quarterly	3.07	3.01
0-E	GA Telessis LLC	U.S.A.	US$	486	950	2,623	2,772	5,430	12,261	486	991	2,623	2,772	5,642	12,514	Monthly	14.72	14.72

	Total			457,342	2,065	55,466	2,772	5,430	523,075	476,319	2,099	55,574	2,772	5,642	542,406

	Total consolidated			1,272,563	785,745	2,695,278	1,206,789	1,639,928	7,600,203	1,454,155	789,621	2,637,151	1,197,861	1,654,066	7,732,854

Interest-bearing loans due in installments to December 31, 2019

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	24,000	75,000	-	-	-	99,000	24,910	75,000	-	-	-	99,910	At Expiration	3.29	3.29
97.003.000-K	BANCO DO BRASIL	Chile	UF	150,000	50,000	-	-	-	200,000	150,257	50,283	-	-	-	200,540	At Expiration	2.93	2.93
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,016	-	-	-	-	12,016	At Expiration	3.25	3.25
76.100.458-1	BLADEX	Chile	US$	-	29,000	-	-	-	29,000	-	29,009	-	-	-	29,009	At Expiration	2.82	2.82
Bank loans
97.023.000-9	CORP BANCA	Chile	UF	5,205	10,410	-	-	-	15,615	5,192	10,369	-	-	-	15,561	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	137,860	-	-	137,860	255	-	137,860	-	-	138,115	Quarterly	3.62	4.61
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	62,769	-	-	62,769	113	-	62,172	-	-	62,285	At Expiration	3.10	3.10
Obligations with the public
0-E	ESTADO	Chile	UF	-	-	164,485	-	353,547	518,032	-	2,642	164,398	-366,656		533,696	At Expiration	4.81	4.81
97.030.000-7	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	18,640	10,779	-	698,256	803,563	1,531,238	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	8,115	36,282	93,788	100,622	275,134	513,941	10,058	36,855	91,224	99,297	273,038	510,472	Quarterly	3.81	3.81
0-E	WILMINGTON TRUST	U.S.A.	US$	22,090	66,710	183,332	196,452	397,639	866,223	27,229	66,710	178,784	194,741	395,983	863,447	Quarterly	4.45	4.45
0-E	CITIBANK	U.S.A.	US$	4,805	14,608	40,414	42,626	41,022	143,475	5,461	14,608	36,178	40,932	40,310	137,489	Quarterly	3.76	2.68
0-E	NATIXIS	France	US$	10,675	32,708	84,674	78,123	76,726	282,906	11,410	32,708	83,072	77,195	75,928	280,313	Quarterly	3.82	3.82
0-E	INVESTEC	England	US$	1,538	8,976	22,977	10,596	-	44,087	1,867	9,112	22,597	10,565	-	44,141	Semiannual	6.35	6.35
0-E	MUFG	U.S.A.	US$	2,973	18,593	53,816	57,993	189,285	322,660	3,182	18,593	53,367	57,694	188,471	321,307	Quarterly	3.43	3.43
-	SWAP Received Aircraft	-	US$	80	78	-	-	-	158	80	78	-	-	-	158	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	253,692	-	-	253,692	2,370	-	252,747	-	-	255,117	At Expiration	3.74	3.74
0-E	MUFG	U.S.A.	US$	23,669	71,432	188,440	44,482	-	328,023	23,929	71,431	185,938	44,017	-	325,315	Quarterly	3.54	3.54
Financial leases
0-E	ING	U.S.A.	US$	3,875	7,931	-	-	-	11,806	3,952	7,931	-	-	-	11,883	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	4,831	14,723	6,537	-	-	26,091	4,943	14,723	6,537	-	-	26,203	Quarterly	3.15	2.52
0-E	CITIBANK	U.S.A.	US$	17,972	52,790	113,746	16,399	-	200,907	18,633	52,790	112,712	16,368	-	200,503	Quarterly	3.39	2.80
0-E	PEFCO	U.S.A.	US$	1,901	1,926	-	-	-	3,827	1,918	1,926	-	-	-	3,844	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	8,523	23,197	25,182	20,717	10,110	87,729	9,042	23,197	24,675	20,424	9,975	87,313	Quarterly	3.85	3.72
0-E	WELLS FARGO	U.S.A.	US$	32,321	97,956	248,086	199,037	14,284	591,684	34,868	97,956	233,822	195,209	14,138	575,993	Quarterly	2.67	1.98
97.036.000-K	SANTANDER	Chile	US$	5,690	17,255	46,472	3,134	-	72,551	5,959	17,255	45,805	3,128	-	72,147	Quarterly	3.00	2.46
0-E	RRPF ENGINE	England	US$	864	2,348	7,441	8,075	915	19,643	908	2,348	7,441	8,075	915	19,687	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,483	4,509	12,474	7,242	-	25,708	1,632	4,509	12,162	7,212	-	25,515	Quarterly	3.33	2.73
0-E	BTMU	U.S.A.	US$	3,010	9,148	25,278	13,904	-	51,340	3,191	9,148	24,661	13,849	-	50,849	Quarterly	3.33	2.73
0-E	NATIXIS	France	US$	702	2,173	2,279	-	-	5,154	723	2,173	2,279	-	-	5,175	Quarterly	4.41	4.41
0-E	KFW IP EX-BANK	Germany	US$	1,760	3,568	-	-	-	5,328	1,769	3,568	-	-	-	5,337	Quarterly	3.55	3.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,977	5,687	-	-	-	7,664	1,992	5,687	-	-	-	7,679	Monthly	3.31	3.31
0-E	US BANK	U.S.A.	US$	15,862	48,132	132,441	135,200	17,492	349,127	17,610	48,132	119,881	130,865	17,188	333,676	Quarterly	4.01	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	2,487	7,729	17,871	-	-	28,087	2,530	7,729	17,871	-	-	28,130	Monthly	3.45	3.45
Other loans
0-E	CITIBANK (*)	U.S.A.	US$	24,595	76,431	-	-	-	101,026	24,830	76,431	-	-	-	101,261	Quarterly	6.00	6.00

	Total			393,003	789,300	1,924,054	1,634,602	2,176,154	6,917,113	431,469	803,680	1,876,183	1,617,827	2,186,165	6,915,324

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada, through the company Guanay Finance Limited.

Interest-bearing loans due in installments to December 31, 2019

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Netherland	US$	148	452	689	-	-	1,289	153	452	689	-	-	1,294	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	3,243	6,906	76,107	-	-	86,256	3,723	6,906	76,107	-	-	86,736	Quarterly/Semiannual	6.29	6.29
0-E	WACAPOULEASING S.A.	Luxemburg	US$	757	2,317	3,206	-	-	6,280	777	2,317	3,206	-	-	6,300	Quarterly	4.32	4.32
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,855	160,076	-	-	-	169,931	10,409	159,876	-	-	-	170,285	Quarterly	5.39	5.39
0-E	GA Telessis LLC	U.S.A	US$	306	1,100	2,385	2,694	7,010	13,495	399	1,100	2,385	2,694	7,010	13,588	Monthly	14.72	14.72

	Total			14,309	170,851	82,387	2,694	7,010	277,251	15,461	170,651	82,387	2,694	7,010	278,203

	Total consolidated			407,312	960,151	2,006,441	1,637,296	2,183,164	7,194,364	446,930	974,331	1,958,570	1,620,521	2,193,175	7,193,527

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2018	3,037,585	109,387	3,146,972
New contracts	283,620	36,191	319,811
Renegotiations	(240,047)	1,397	(238,650)
Payments	(526,071)	(30,316)	(556,387)
Accrued interest	174,327	8,623	182,950
Exchange differences	-	(5,667)	(5,667)
Other increases (decreases)	8,395	625	9,020

Changes	(299,776)	10,853	(288,923)

Closing balance as of December 31, 2018	2,737,809	120,240	2,858,049

Opening balance as January 1, 2019	2,737,809	120,240	2,858,049

New contracts	719,525	23,878	743,403
Renegotiations	(41,535)	12,208	(29,327)
Payments	(539,549)	(37,391)	(576,940)
Accrued interest	165,981	11,968	177,949
Exchange differences	-	1,614	1,614
Cumulative translation adjustment	-	(467)	(467)
Other increases (decreases)	-	(2,124)	(2,124)

Changes	304,422	9,686	314,108

Closing balance as of December 31, 2019	3,042,231	129,926	3,172,157

Opening balance as January 1, 2020	3,042,231	129,926	3,172,157

New contracts	-	543	543
Write off	(7,435)	(285)	(7,720)
Renegotiations	(35,049)	4,919	(30,130)
Payments	(131,427)	(36,689)	(168,116)
Accrued interest	158,253	9,348	167,601
Exchange differences	-	(7,967)	(7,967)
Cumulative translation adjustment	-	(38)	(38)
Other increases (decreases)	-	(5,324)	(5,324)

Changes	(15,658)	(35,493)	(51,151)

Closing balance as of December 31, 2020	3,026,573	94,433	3,121,006

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accrued interest from the last date of interest rate swap	-	1,723	-	-	-	1,723
Fair value of interest rate derivatives	2,734	302	-	22	2,734	324
Fair value of fuel derivatives	-	-	-	-	-	-
Fair value of foreign currency derivatives	-	48,347	-	-	-	48,347
Total hedge derivatives	2,734	50,372	-	22	2,734	50,394

(d)	Derivatives that do not qualify for hedge accounting

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of	As of	As of	As of	As of	As of
	December	December	December	December	December	December
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as hedge	2,937	-	-	-	2,937	-
Total derived not qualify - as hedge accounting	2,937	-	-	-	2,937	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Cross currency swaps (CCS) (1)	-	(22,662)
Interest rate swaps (2)	(2,734)	2,618
Fuel options (3)	1,296	48,542
Currency options R$/US$ (4)	-	(41)

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	They cover the exposure to foreign exchange risk of operating cash flows, mainly caused by the fluctuation of the CLP/US$, R$/US$, US$/EUR and US$/GBP exchange rate. These contracts are registered as cash flow hedge contracts.

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

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the period	(119,970)	66,856	(27,797)
Debit (credit) transferred from net equity to income during the period	(13,016)	(30,074)	39,915

See note 3.1 a) for reclassification to profit or loss for each hedging operation and Note 18 b) for deferred taxes related.

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,757,799	1,671,304
(b) Accrued liabilities at the reporting date	564,326	551,570

Total trade and other accounts payables	2,322,125	2,222,874

(a) Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Trade creditors	1,281,432	1,408,690
Other accounts payable	476,367	262,614

Total	1,757,799	1,671,304

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Suppliers technical purchases	281,452	145,973
Boarding Fees	181,049	234,070
Professional services and advisory	146,753	87,825
Aircraft Fuel	143,119	476,320
Handling and ground handling	137,626	114,163
Airport charges and overflight	142,709	81,459
Leases, maintenance and IT services	110,472	59,011
Other personnel expenses	105,696	93,490
Maintenance	116,103	42,202
Services on board	58,099	59,647
Marketing	53,419	60,850
Air companies	27,668	79,958
Crew	16,541	22,921
Land services	10,466	18,166
Achievement of goals	7,840	30,635
Jol Fleet	6,622	3,997
Others	212,165	60,617
Total trade and other accounts payables	1,757,799	1,671,304

(b) Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Aircraft and engine maintenance	460,082	292,793
Accrued personnel expenses	72,696	118,199
Accounts payable to personnel (*)	2,186	91,153
Others accrued liabilities (**)	29,362	49,425
Total accrued liabilities	564,326	551,570

(*)	Profits and bonus participation (Note 23 letter b).

(**)	See Note 22.

The balances include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 process on May 26, 2020 for LATAM, and July 08 for certain subsidiaries in Brazil.

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	21,188	2,033	364,342	164,190	385,530	166,223
Civil contingencies	2,266	2,202	103,984	66,605	106,250	68,807
Labor contingencies	320	971	48,115	26,505	48,435	27,476
Other	-	-	17,821	19,886	17,821	19,886
Provision for European
Commission investigation (2)	-	-	10,097	9,217	10,097	9,217

Provisions for onerous contracts (3)	-	-	44,000	-	44,000	-

Total other provisions (4)	23,774	5,206	588,359	286,403	612,133	291,609

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft.

(4)	Total other provision as of December 31, 2020, and December 31, 2019, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2018	367,493	9,883	-	377,376
Increase in provisions	106,870	-	-	106,870
Provision used	(59,032)	-	-	(59,032)
Difference by subsidiaries conversion	(48,330)	-	-	(48,330)
Reversal of provision	(66,965)	-	-	(66,965)
Exchange difference	(1,150)	(480)	-	(1,630)

Closing balance as of December 31, 2018	298,886	9,403	-	308,289

Opening balance as of January 1, 2019	298,886	9,403	-	308,289
Increase in provisions	134,847	-	-	134,847
Provision used	(82,212)	-	-	(82,212)
Difference by subsidiaries conversion	(10,764)	-	-	(10,764)
Reversal of provision	(58,063)	-	-	(58,063)
Exchange difference	(302)	(186)	-	(488)

Closing balance as of December 31, 2019	282,392	9,217	-	291,609

Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	408,078	-	44,000	452,078
Provision used	(47,238)	-	-	(47,238)
Difference by subsidiaries conversion	(58,654)	-	-	(58,654)
Reversal of provision	(25,563)	-	-	(25,563)
Exchange difference	(979)	880	-	(99)

Closing balance as of December 31, 2020	558,036	10,097	44,000	612,133

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for ThUS$ 69, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2020 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

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

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. The procedural stage as of December 31, 2020 is described in Note 31 in section 2 judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (1)(2)	2,036,880	2,689,083	702,008	851,383	2,738,888	3,540,466
Sales tax	7,609	2,556	-	-	7,609	2,556
Retentions	27,853	43,916	-	-	27,853	43,916
Others taxes	3,931	7,555	-	-	3,931	7,555
Dividends payable	-	57,129	-	-	-	57,129
Other sundry liabilities	12,518	34,982	-	-	12,518	34,982
Total other non-financial liabilities	2,088,791	2,835,221	702,008	851,383	2,790,799	3,686,604

Deferred Income Movement

		Deferred income
	Initial balance	(1) Recognition	Use	Loyalty (accreditation and exchange)	Expiration of tickets	Adjustment application IAS 29, Argentina hyperinflation	Others Provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2019	2,974,760	8,264,970	(7,703,011)	124,548	(156,435)	2,232	33,402	3,540,466
From January 1 to December 31, 2020	3,540,466	1,970,203	(2,554,476)	(137,176)	(72,670)	(3,485)	(3,974)	2,738,888

(1)	The balance includes mainly, deferred income for services not provided as of December 31, 2020 and December 31, 2019; and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

On September 26, 2019, the Company signed a framework agreement with Delta Air Lines, Inc, in which the latter agreed to pay ThUS $ 350,000 for compensation of costs and income that the Company must incur or stop receiving, respectively, during the transition period until the implementation of the strategic alliance.

During December 2019, the Company sold its rights to receive future payments of the committed transition. The payments consisted of ThUS $ 200,000 payable in 8 quarterly installments of ThUS $ 25,000 as of January 2, 2020. On December 13, 2019, the Company received ThUS $ 194,068 for said sale.

The account receivable was derecognized and the interest of ThUS $ 5,932 was recognized in the item Financial Costs of the Consolidated Statement of Income.

(2)	As of December 31, 2020, Deferred Income includes ThUS $ 179,612 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 132,467 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Retirements payments	51,007	64,824
Resignation payments	8,230	9,722
Other obligations	14,879	19,024
Total liability for employee benefits	74,116	93,570

(a) The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	101,087	(7,384)	(6,018)	5,819	(11,139)	82,365
From January 1 to December 31, 2019	82,365	11,242	(4,390)	10,636	(6,283)	93,570
From January 1 to December 31, 2020	93,570	(18,759)	(8,634)	3,968	3,971	74,116

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the period ended
	December 31,
Assumptions	2020	2019

Discount rate	2.67%	3.13%
Expected rate of salary increase	2.80%	4.50%
Rate of turnover	5.56%	6.04%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.8%	2.8%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years Central Bank of Chile Bonds (BCP). The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and; for the determination of the inflation rates; the market performance curves of BCU Central Bank of Chile papers have been used and BCP long term at the scope date.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(4,576)	(7,257)
Change in the accrued liability an closing for decrease of 100 p.b.	5,244	5,365

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,946	4,989
Change in the accrued liability an closing for decrease of 100 p.b.	(4,678)	(7,159)

(b) The liability for short-term:

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	2,186	91,153

(*) Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c) Employment expenses are detailed below:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Salaries and wages	850,557	1,478,804	1,481,357
Short-term employee benefits	41,259	147,576	132,394
Termination benefits (*)	-	54,256	54,007
Other personnel expenses	70,244	114,126	152,211

Total	962,060	1,794,762	1,819,969

(*) The termination benefits related to the reorganization under Chapter 11 are classified in Note 27, Restructuring activities expense.

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$

Aircraft and engine maintenance	392,347	412,710
Fleet (JOL)	208,037	190,225
Provision for vacations and bonuses	15,036	15,868
Other sundry liabilities	36,180	307
Total accounts payable, non-current	651,600	619,110

NOTE 25 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2020 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2019), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b) Subscribed and paid shares

During the year 2019, the Company fully reduced 466,832 shares pending placement and payment, corresponding to the authorized capital increase in the extraordinary shareholders meeting of August 18, 2016. Consequently, as of December 31, 2020, the statutory capital of the Company is demonstrated by 606,407,693 shares fully subscribed and paid.

The following table shows the movement of authorized and fully paid shares previously described above:

Movement of authorized shares

Nro. Of shares	Opening balance	Expired shares intended for compensation plans and others	Closing balance

From January 1 to December 31, 2019	606,874,525	(466,832)	606,407,693
From January 1 to December 31, 2020	606,407,693	-	606,407,693

Movement fully paid shares

	N° of shares	Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$
Paid shares as of January 1, 2018	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2018 period	-	-	-	-
Paid shares as of December 31, 2018	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 period	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2020 period	-	-	-	-
Paid shares as of December 31, 2020	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c) Treasury stock

At December 31, 2020, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	39,481	(1,607)	37,874
From January 1 to December 31, 2019	37,874	(1,585)	36,289
From January 1 to December 31, 2020	36,289	946	37,235

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Transactions	Legal	Closing
Periods	balance	with minorities	reserves	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	2,639,780	-	(864)	2,638,916
From January 1 to December 31, 2019	2,638,916	(184,135)	(2,312)	2,452,469
From January 1 to December 31, 2020	2,452,469	(3,125)	2,675	2,452,019

Balance of Other sundry reserves comprise the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(213,273)	(210,048)	(25,913)
Others	(3,020)	(5,795)	(3,483)
Total	2,452,019	2,452,469	2,638,916

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2020 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	T otal
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2018	(1,925,714)	18,140	(10,926)	(1,918,500)
Increase (decrease) by application of new accounting standards	-	-	-	-
Initial balance	(1,925,714)	18,140	(10,926)	(1,918,500)

Change in fair value of hedging instrument recognised in OCI	-	(56,917)	-	(56,917)
Reclassified from OCI to profit or loss	-	30,018	-	30,018
Deferred tax	-	(574)	-	(574)
Actuarial reserves by employee benefit plans	-	-	(5,818)	(5,818)
Deferred tax actuarial IAS by employee benefit plans	-	-	1,566	1,566
Translation difference subsidiaries	(730,930)	-	-	(730,930)
Closing balance as of December 31, 2018	(2,656,644)	(9,333)	(15,178)	(2,681,155)

Opening balance as of January 1, 2019	(2,656,644)	(9,333)	(15,178)	(2,681,155)
Change in fair value of hedging instrument recognised in OCI	-	95,954	-	95,954
Reclassified from OCI to profit or loss	-	(30,074)	-	(30,074)
Deferred tax	-	345	-	345
Actuarial reserves by employee benefit plans	-	-	(10,635)	(10,635)
Deferred tax actuarial IAS by employee benefit plans	-	-	2,873	2,873
Translation difference subsidiaries	(233,643)	-	-	(233,643)
Closing balance as of December 31, 2019	(2,890,287)	56,892	(22,940)	(2,856,335)

Opening balance as of January 1, 2020	(2,890,287)	56,892	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognised in OCI	-	(105,776)	-	(105,776)
Reclassified from OCI to profit or loss	-	(13,016)	-	(13,016)
Deferred tax	-	959	-	959
Actuarial reserves by employee benefit plans	-	-	(3,968)	(3,968)
Deferred tax actuarial IAS by employee benefit plans	-	-	923	923
Translation difference subsidiaries	(900,226)	-	-	(900,226)
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	(25,985)	(3,877,439)

(f.1) Cumulative translate difference

These are originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2) Cash flow hedging reserve

These are originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual event.

(g) Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Increase	Result		Other
	Opening	(decrease) by	for the		increase	Closing
Periods	balance	new standards	period	Dividends	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2018	(31,464)	(9,548)	309,811	(54,580)	4,752	218,971
From January 1 to December 31, 2019	218,971	-	190,430	(57,129)	-	352,272
From January 1 to December 31, 2020	352,272	-	(4,545,887)	-	-	(4,193,615)

(h)	Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2020	2019

Date of dividend	12-31-2020	12-31-2019
Amount of the dividend (ThUS$)	-	57,129
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	-	0.0942

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Passengers	2,713,774	9,005,629	8,708,988
Cargo	1,209,893	1,064,434	1,186,468
Total	3,923,667	10,070,063	9,895,456

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Aircraft fuel	1,045,343	2,929,008	2,983,028
Other rentals and landing fees (*)	720,005	1,275,859	1,206,881
Aircraft maintenance	472,382	444,611	366,627
Comisions	91,910	221,884	222,506
Passenger services	97,688	261,330	280,279
Other operating expenses	1,221,183	1,291,895	1,229,311
Total	3,648,511	6,424,587	6,288,632

(*)	Lease expenses are included within this amount (See Note 2.21)

	For the period ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	21,178	31,982	27,929
Rent concessions recognized directly in profit or loss	(110)	-	-
Total	21,068	31,982	27,929

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Depreciation (*)	1,219,586	1,389,465	1,307,032
Amortization	169,800	80,511	65,596
Total	1,389,386	1,469,976	1,372,628

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the year ended December 31, 2020 is ThUS $ 276,908 and ThUS $ 445,680 for the same year 2019.

(c)	Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Bank loan interest	314,468	325,650	283,786
Financial leases	45,245	61,980	62,202
Lease liabilities	170,918	181,814	182,868
Other financial instruments	56,348	20,490	10,281
Total	586,979	589,934	539,137

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Fair value adjustment of fleet available for sale	331,522	-	-
Rejection of aircraft lease contract	269,467	-	-
Employee restructuring plan (*)	290,831	-	-
Legal and financial advice	76,541	-	-
Others	21,648	-	-
Total	990,009	-	-

(*) See note 2.1, letter c.

(e)	Other (gains) losses

Other (gains) losses are detailed below:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Fuel hedging	82,487	-	-
Slot Write Off	36,896	-	-
Provision for onerous contract related to purchase commitment	44,000	-	-
Goodwill Impairment	1,728,975	-	-
Other	(17,569)	(11,525)	53,499
Total	1,874,789	(11,525)	53,499

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Coalition and loyalty program Multiplus	-	36,172	126,443
Tours	22,499	96,997	108,448
Aircraft leasing	46,045	102,704	78,056
Customs and warehousing	25,138	29,353	26,667
Duty free	-	543	3,555
Maintenance	18,579	10,471	16,569
Income from non-airlines products Latam Pass	42,913	42,791	19,864
Other miscellaneous income (*)	255,828	41,833	93,156
Total	411,002	360,864	472,758

(*)	For 2020 included in this amount is ThUS$ 62,000 from compensation of the cancellation of the purchase of 4 A350 aircraft from Delta Air Lines Inc and ThUS$ 9,240 to the early return of leased aircraft from Qatar Airways and ThUS$ 132,467 corresponding to compensation of Delta Air Lines Inc from JBA signed in 2019.

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

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,
	2020	2019	2018	2017

Argentine peso	84.14	59.83	37.74	18.57
Brazilian real	5.18	4.01	3.87	3.31
Chilean peso	710.95	748.74	694.77	614.75
Colombian peso	3,421.00	3,271.55	3,239.45	2,984.77
Euro	0.81	0.89	0.87	0.83
Australian dollar	1.30	1.43	1.42	1.28
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	19.93	18.89	19.68	19.66
New Zealand dollar	1.39	1.49	1.49	1.41
Peruvian Sol	3.62	3.31	3.37	3.24
Uruguayan peso	42.14	37.24	32.38	28.74

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$

Cash and cash equivalents	483,303	242,624
Argentine peso	16,885	10,974
Brazilian real	13,157	9,407
Chilean peso	32,368	50,421
Colombian peso	2,168	5,971
Euro	10,361	21,927
U.S. dollar	369,455	77,933
Other currency	38,909	65,991

Other financial assets, current	12,981	47,328
Argentine peso	311	7
Brazilian real	4	17,395
Chilean peso	3,987	26,008
Colombian peso	132	138
Euro	1,867	-
U.S. dollar	5,639	2,795
Other currency	1,041	985

	As of	As of
	December 31,	December 31,
Current assets	2020	2019
	ThUS$	ThUS$

Other non - financial assets, current	42,973	81,521
Argentine peso	11,058	11,263
Brazilian real	2,985	20,553
Chilean peso	15,913	24,451
Colombian peso	175	61
Euro	2,667	2,878
U.S. dollar	2,351	5,140
Other currency	7,824	17,175

Trade and other accounts receivable, current	177,491	501,006
Argentine peso	1,881	22,809
Brazilian real	841	1,457
Chilean peso	38,340	125,342
Colombian peso	209	545
Euro	24,370	32,711
U.S. dollar	98,385	257,421
Other currency	13,465	60,721

Accounts receivable from related entities, current	430	537
Chilean peso	9	42
U.S. dollar	421	495

Tax current assets	11,050	19,506
Argentine peso	389	1,560
Brazilian real	887	1,006
Chilean peso	1,003	1,111
Colombian peso	675	54
Euro	235	264
U.S. dollar	354	-
Peruvian sun	5,220	13,707
Other currency	2,287	1,804

Total current assets	728,228	892,522
Argentine peso	30,524	46,613
Brazilian real	17,874	49,818
Chilean peso	91,620	227,375
Colombian peso	3,359	6,769
Euro	39,500	57,780
U.S. Dollar	476,605	343,784
Other currency	68,746	160,383

	As of	As of
	December 31,	December 31,
Non-current assets	2020	2019
	ThUS$	ThUS$

Other financial assets, non-current	9,486	10,243
Brazilian real	3,574	4,441
Chilean peso	69	65
Colombian peso	284	296
Euro	1,369	1,525
U.S. dollar	2,490	2,169
Other currency	1,700	1,747

Other non - financial assets, non-current	36,251	29,166
Argentine peso	39	54
Brazilian real	12,974	7,891
U.S. dollar	3,732	3
Other currency	19,506	21,218

Accounts receivable, non-current	4,984	4,722
Chilean peso	4,984	4,722

Deferred tax assets	2,228	3,339
Colombian peso	221	487
U.S. dollar	13	856
Other currency	1,994	1,996

Total non-current assets	52,949	47,470
Argentine peso	39	54
Brazilian real	16,548	12,332
Chilean peso	5,053	4,787
Colombian peso	505	783
Euro	1,369	1,525
U.S. dollar	6,235	3,028
Other currency	23,200	24,961

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	239,712	69,623	86,573	210,627
Argentine peso	2	1	-	2
Brazilian real	59	128	163	118
Chilean peso	40,552	42,625	70,639	15,229
Euro	87	145	258	339
U.S. dollar	198,996	26,676	15,504	194,896
Other currency	16	48	9	43

Trade and other accounts payables, current	1,285,233	1,338,123	20,908	10,091
Argentine peso	228,069	252,799	7,315	1,096
Brazilian real	71,446	59,837	37	320
Chilean peso	312,921	322,996	10,991	1,295
Colombian peso	12,300	2,558	1,165	868
Euro	143,780	113,733	41	484
U.S. dollar	392,914	480,129	912	4,263
Peruvian sol	11,759	24,197	222	1,447
Mexican peso	16,546	5,233	60	33
Pound sterling	35,269	20,289	45	119
Uruguayan peso	441	1,018	-	29
Other currency	59,788	55,334	120	137

Accounts payable to related entities, current	(229)	53	-	-
Chilean peso	-	53	-	-
U.S. dollar	(229)	-	-	-

Other provisions, current	14	2,079	1,628	-
Chilean peso	-	27	29	-
Other currency	14	2,052	1,599	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	42,467	19,335	50	-
Argentine peso	961	348	-	-
Brazilian real	976	1,537	3	-
Chilean peso	5,836	705	1	-
Colombian peso	622	3,059	38	-
Euro	3,206	3,133	-	-
U.S. dollar	19,707	4,531	-	-
Other currency	11,159	6,022	8	-

Total current liabilities	1,567,596	1,429,213	109,159	220,718
Argentine peso	229,032	253,148	7,315	1,098
Brazilian real	72,481	61,502	203	438
Chilean peso	359,309	366,406	81,660	16,524
Colombian peso	12,922	5,617	1,203	868
Euro	147,073	117,011	299	823
U.S. dollar	611,787	511,336	16,416	199,159
Other currency	134,992	114,193	2,063	1,808

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2020	2019	2020	2019	2020	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	268,320	366,889	4,250	12,915	403,841	376,535
Chilean peso	180,150	236,346	1,320	2,291	398,199	369,525
Brazillian real	351	700	-	40	-	-
Euro	427	550	-	141	-	-
U.S. dollar	87,280	128,820	2,930	10,308	5,642	7,010
Other currency	112	473	-	135	-	-

Accounts payable, non-current	70,145	151,254	1,390	-	241	-
Chilean peso	47,752	14,367	1,390	-	241	-
U.S. dollar	21,051	135,541	-	-	-	-
Other currency	1,342	1,346	-	-	-	-

Other provisions, non-current	45,834	36,615	-	-	-	-
Argentine peso	696	485	-	-	-	-
Brazillian real	26,872	20,538	-	-	-	-
Colombian peso	278	281	-	-	-	-
Euro	11,736	9,217	-	-	-	-
U.S. dollar	6,252	6,094	-	-	-	-

Provisions for employees benefits, non-current	64,152	80,628	-	-	-	-
Chilean peso	64,152	80,628	-	-	-	-
U.S. dollar	-	-	-	-	-	-

Total non-current liabilities	448,451	635,386	5,640	12,915	404,082	376,535
Argentine peso	696	485	-	-	-	-
Brazilian real	27,223	21,238	-	40	-	-
Chilean peso	292,054	331,341	2,710	2,291	398,440	369,525
Colombian peso	278	281	-	-	-	-
Euro	12,163	9,767	-	141	-	-
U.S. dollar	114,583	270,455	2,930	10,308	5,642	7,010
Other currency	1,454	1,819	-	135	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2020	2019
	ThUS$	ThUS$

Total assets	781,177	939,992
Argentine peso	30,563	46,667
Brazilian real	34,422	62,150
Chilean peso	96,673	232,162
Colombian peso	3,864	7,552
Euro	40,869	59,305
U.S. dollar	482,840	346,812
Other currency	91,946	185,344

Total liabilities	2,534,928	2,674,767
Argentine peso	237,043	254,731
Brazilian real	99,907	83,218
Chilean peso	1,134,173	1,086,087
Colombian peso	14,403	6,766
Euro	159,535	127,742
U.S. dollar	751,358	998,268
Other currency	138,509	117,955

Net position
Argentine peso	(206,480)	(208,064)
Brazilian real	(65,485)	(21,068)
Chilean peso	(1,037,500)	(853,925)
Colombian peso	(10,539)	786
Euro	(118,666)	(68,437)
U.S. dollar	(268,518)	(651,456)
Other currency	(46,563)	67,389

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings / (loss) per share	2020	2019	2018

Earnings / (loss) attributable to owners of the parent (ThUS$)	(4,545,887)	190,430	309,811

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(7.49642)	0.31403	0.51090

	For the year ended
	December 31,
Diluted earnings / (loss) per share	2020	2019	2018

Earnings / (loss) attributable to owners of the parent (ThUS$)	(4,545,887)	190,430	309,811

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(7.49642)	0.31403	0.51090

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The Municipio filed an appeal that is pending.	84,652

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines initiated a reorganization proceeding in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, filing a voluntary request for relief pursuant thereto (the “Chapter 11 Proceeding”), which grants an automatic stay of enforcement for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 affiliates individually filed a voluntary bankruptcy petition with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code. Subsequently, on July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors”), including TAM Linhas Aereas S.A., filed voluntary bankruptcy applications with the Court pursuant to Chapter 11 of the United States Bankruptcy Code. The cases are pending ruling before the Honorable Judge James L. Garrity Jr. and are jointly administered under case number 20-11254. On September 18, 2020, LATAM Airlines Group S.A. received approval of the amended proposal on Debtor in Possession (DIP) financing submitted September 17, 2020 to the United States District Court for the Southern District of New York. The Court issued an order setting December 18, 2020 as the general deadline by which LATAM’s creditors can present proof of claim, except for certain litigants in Brazil, who can present proof of claim through February 5, 2021. The judge also extended the period during which LATAM has the exclusive right to present a reorganization plan to January 29, 2021 On January 27, 2021, the Court approved the extension for the period for exclusively filing the reorganization plan until June 30, 2021. Currently, various hearings have been held, the process is in force.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.	-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Perú S.A	INDECOPI	-	Request for a preventive bankruptcy process.	On May 27, 2020, LATAM Airlines Peru submitted a request for a preventive bankruptcy process before the Indecopi of Peru and is awaiting admission.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

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

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$10,072 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union may reduce the amount of this fine. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (KUS$10,072 or €8,220,000) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020.

10,072

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. The amount remains undetermined for the lawsuits in the remaining countries (Norway, the Netherlands and Germany). In the case of Germany, the suspension of the case has been requested, relying on the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN CARGO, S.A. in the United States (Chapter 11) in May 2020. The German Court has not yet ruled on this request. DB Barnsdale AG; British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air filed a claim with the U.S. Bankruptcy Court before the deadline that creditors had to present their Chapter 11 claims, which must be processed accordingly.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	8,353

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3,283– R$17,063,902.35). We must await a decision on the Treasury appeal.	8,875

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$63,256. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					68,821

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil.	20,732

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 12, 2020.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash and Regional One filed a claim with the U.S. Bankruptcy Court in December 2020 before the deadline that creditors had to present their Chapter 11 claims, which must be processed accordingly.

12,443

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court.	52,024

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531- 73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018. We were served the decision completely dismissing the claim in March 2019, against which the plaintiff has filed an appeal. We are now awaiting the hearing by the Court of Appeals.	15,260

TAM Linhas Aéreas S.A.	Ministerio de Trabajo	0001734- 78.2014.5.02.0045	This action was filed by the Ministry of Labor seeking compliance with the laws on rest time, overtime and similar issues. It is before the São Paulo Labor Court.	Initial stage. It could potentially impact operations and control of employees’ working hours. The case was won at the trial court level, but the Public Prosecutor appealed that decision, which failed at the appellate court level. The Prosecutor then filed a motion requesting clarification that he later withdrew. He proposed taking it as far as the supreme court, but he did not go through with it. The Prosecutor has filed a remedy internally that is pending a decision by the Labor Supreme Court (TST).	18,243

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

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

				The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court.	18,646

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	31,392

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,862

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	16,204

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	11,598

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018.	24,926

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	58,919

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	13,667

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	95,878

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,815

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	9,370

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,556

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	8,665

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. The Court of Appeals confirmed the trial court’s decision.	12,272

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and will be decided by Room D.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	9,169

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	8,655

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the CONFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	8,189

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	33,551

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the lawyers believe that the probability of recovering this amount has fallen by 30% to 40%, so the provision was increased to $8.7 million. We have applied IFRIC 23 as of 12/31/19 because of the percentage loss (more than 50%), and we have recorded the entire provision in the income tax item.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	10,185

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,839

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,324

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,976

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	10,354

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,117

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	10,153

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	9,604

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending.	26,454

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending.	15,114

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	9,159

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending.	9,723

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM.

-0-

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2020, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company, which as of this date are not quantifiable.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1)	On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation into the LATAM Pass frequent passenger program. The last update in the case Role No. 2530-19 leading this investigation corresponds to the response to a trade in May 2019.

2)	On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last update in the case Role No. 2565-19 leading this investigation corresponds to a statement on September 11, 2019

3)	On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available.

4)

On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) advising of the start of an investigation into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On February 2021, the Company response a letter from the Case N° 2585-19 and no further update have occurred as of the date of this financial statements.

5)	On February 23, 2021 In the framework of the investigation Rol N ° 2484-18, LATAM Airlines Group SA received Ordinary Official Letter N ° 243 of 2021 issued by the National Economic Prosecutor’s Office (FNE), which requests information regarding tariffs of cargo and passengers. In 2018 and 2019, requests for information have been received for complaints associated with the transport of air cargo, the last activity of which occurred in December 2019. In this new notification, the request for information to the passenger business is extended due to new complaints received by the FNE.

NOTE 32 - COMMITMENTS

(a)	Commitments for loans obtained

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of December 31, 2020, this line of credit is fully used.

As of December 31, 2020, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property.

Accordingly, counterparties are stayed from taking any actions as a result of such purported defaults. Specifically, the financing agreements of the Company generally establish that the filing of bankruptcy or similar proceedings constitute an event of default, which are unenforceable under the Bankruptcy Code. At the date of the issuance of these financial statements, the Company has not received notices of termination of financing arrangements, based on such an event of default.

On September 29, 2020 the company signed the so-called “DIP Financing”, which contemplates minimum liquidity restrictions of at least US $ 400 million at a consolidated level.

LATAM’s obligations to the lenders of the DIP Financing have a super administrative preference recognized under Chapter 11 of the U.S. Bankruptcy Code with respect to the other liabilities of the company and entities of its corporate group that have filed for Chapter 11 proceedings (“Related Subsidiaries”) prior to the commencement of the Chapter 11 proceeding.

In addition, in order to secure the debt under the DIP Financing, LATAM and the Related Subsidiaries granted certain guarantees, including, but not limited to, (i) in-rem guarantees to be granted over certain specified assets, such as spare engines, spare inventory, shares in certain subsidiaries (including, but not limited to, (a) a pledge over the shares owned by LATAM in LAN Cargo S.A., Inversiones Lan S.A., Lan Pax Group S.A., LATAM Travel II S.A., Technical Training Latam S.A. and Holdco I S.A., (b) pledge over the shares owned by LAN Cargo S.A. in Transporte Aéreo S.A., Inversiones Lan S.A., Fast Air Almacenes de Carga S.A. and Lan Cargo Inversiones S.A. and (c) pledge over the shares owned by Inversiones LAN S.A. in LAN Cargo S.A., Transporte Aéreo S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A. and Lan Cargo Inversiones S.A.), among others, under the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Related Subsidiaries and (iii) a in-rem guarentee of general nature over the assets of LATAM and the Related Subsidiaries other than certain “Excluded Assets” comprising, among other things, the aircraft and the “Carve-Out” including, among other things, certain funds assigned for expenses of the Chapter 11 proceedings.

(b) Other commitments

At December 31, 2020 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Twenty six letters of credit	188,524	Jan-20-21
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Four letters of credit	2.871	Dec-04-21
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Eight letters of credit	4,240	Apr-05-21
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,682	Mar-29-21
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Group S.A.	One letter of credit	1,500	Jun-18-21
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	2,463	Apr-09-21
BBVA	Latam Airlines Group S.A.	One letter of credit	4,476	Jan-16-22
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan-27-21
Sociedad Concesionaria Pudahuel S.A.	Latam Airlines Group S.A.	Sixteen letters of credit	1,953	Apr-01-21
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Five letters of credit	2,574	Apr-01-21
Tesorería Nacional de la República	Latam Airlines Group S.A.	Five letters of credit	1,416	Apr-30-21
Procon	Tam Linhas Aéreas S.A.	Eleven insurance policy guarantee	14,972	Apr-01-21
União Federal	Tam Linhas Aéreas S.A.	Six insurance policy guarantee	53,718	Nov-09-21
Procuradoria da Fazenda Nacional	Tam Linhas Aéreas S.A.	One letter of credit	6,060	Aug-10-21
Tribunal de Justição de São Paulo.	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	1,047	Sep-23-24
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	An insurance policy guarantee	2,300	Jun-25-23
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,373	May-29-25
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	2,722	Jul-05-23
Vara Civel Campinas SP	Tam Linhas Aéreas S.A.	An insurance policy guarantee	1,487	Jun-14-24
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	An letter of credit	1,300	Jan-10-21
7ª Turma do Tribunal Regional Federal da 1ª Região	Tam Linhas Aéreas S.A.	An insurance policy guarantee	41,993	Apr-20-23
Vara de Execuções Fiscais Estaduais da Comarca de São Paulo	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	10,775	Jul-05-23
Bond Safeguard Insurance Company	Tam Linhas Aéreas S.A.	Four insurance policy guarantee	2,700	Jul-14-21
União Federal Fazenda Nacional	Tam Linhas Aéreas S.A.	Four insurance policy guarantee	2,304	Nov-16-25
Unia o Federal	ABSA Linhas Aereas Brasileira S.A.	Four insurance policy guarantee	31,247	Feb-22-21
Vara Federal da Subseção de Campinas SP	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	1,560	Feb-20-23
Tribunal de Justição de São Paulo.	ABSA Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	5,084	Sep-23-24
7ª Turma do Tribunal Regional Federal da 1ª Região	ABSA Linhas Aereas Brasileira S.A.	An insurance policy guarantee	1,638	May-07-23
			404,279

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2020	2019	2018
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales		28	16	16
				Loans received (*)	CLP	(100,013)	-	-
				Interest accrued (*)	CLP	(5,700)	-	-
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services provided of cargo transport	CLP	-	556	1,778
				Services received from National and International Courier	CLP	-	(3)	(85)
				Sales commissions	CLP	-	(218)	(821)
				Services received advertising	CLP	-	(726)	(1,025)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	13	61	51
76.335.600-0	Parque de Chile S.A.	Related director	Chile	Tickets sales	CLP	-	9	20
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	5	-	18
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport		40	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided
				Services provided of cargo transport	BRL	13	58	62
				Services received	BRL	-	2	8
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	22,215	39,528	21,321
				Interlineal received service	US$	(4,736)	(2,050)	(6,345)
				Interlineal provided service	US$	3,141	3,739	8,635
				Services provided of handling	US$	1,246	1,106	1,392
				Compensation for early return of aircraft	US$	9,240	-	-
				Services provided / received others	US$	1,160	996	1,805
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(4,160)	-	-
				Interlineal provided service	US$	4,357	-	-
				Compensation for cancellation of aircraft purchase	US$	62,000	-	-
				Compensation for cancellation of aircraft purchase	US$	3,310	-	-
				Compensation for cancellation of aircraft purchase	US$	30	-	-
Foreign	QA Investments Ltd	Common shareholder	Jersey Channel Islands	(*)Loans received	US$	(125,016)	-	-
				(*)Interest accrued	US$	(7,125)	-	-
Foreign	QA Investments 2 Ltd	Common shareholder	Jersey Channel Islands	(*)Loans received	US$	(125,016)	-	-
				(*)Interest accrued	US$	(7,125)	-	-
Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*)Loans received	US$	(25,003)	-	-
				(*)Interest accrued	US$	(1,425)	-	-

(*) Corresponding to DIP tranche C.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Remuneration	8,395	13,701	14,841
Management fees	257	411	307
Non-monetary benefits	1,719	1,815	748
Short-term benefits	13,624	31,124	45,653
Long-term benefits	-	8,577	2,412
Share-based payments	-	3,296	(7,210)
Termination benefits (*)	4,539	1,428	1,404
Total	28,534	60,352	58,155

(*)	Includes termination benefits ThUS $ 489 related to the reorganization within the framework of Chapter 11 and classified as expenses of restructuring activities (Note 27).

NOTE 34 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the year ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Delta Air Lines Inc. compensation (1)	62,000	350,000	-
Fuel hedge	(46,579)	(9,966)	77,234
Hedging margin guarantees	14,962	(21,200)	1,573
Currency hedge	-	-	(1,282)
Tax paid on bank transaction	(1,261)	(11,369)	318
Fuel derivatives premiums	(3,949)	(17,102)	(13,947)
Bank commissions, taxes paid and other	(5,828)	(20,627)	(8,179)
Guarantees	(44,279)	(5,474)	14,755
Court deposits	38,527	(22,976)	(30,860)
Total Other inflows (outflows) Operation flow	13,593	241,286	39,612
Tax paid on bank transaction	(2,192)	(2,249)	(2,476)
Total Other inflows (outflows) Investment flow	(2,192)	(2,249)	(2,476)
Settlement of derivative contracts	(107,788)	(2,976)	(11,675)
Aircraft Financing advances	-	(55,728)	55,728
Total Other inflows (outflows) Financing flow	(107,788)	(58,704)	44,053

(c)	Dividends:

	For the period ended December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Latam Airlines Group S.A.	-	(54,580)	(46,591)
Multiplus S.A. (*)	-	-	(26,029)
Latam Airlines Perú S.A. (*)	(571)	(536)	-
Total dividends paid	(571)	(55,116)	(72,620)

(*)	Dividends paid to minority shareholders

(d)	Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
	As of December 31,	Obtainment	Payment		Interest accrued		As of December 31,
Obligations with financial institutions	2019	Capital	Capital	Interest	and others (*)	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	341,475	165,000	(359,000)	(4,140)	8,366	-	151,701
Bank loans	217,255	265,627	(4,870)	(2,397)	49,658	-	525,273
Guaranteed obligations	2,157,327	192,972	(48,576)	(21,163)	(823,984)	(137,720)	1,318,856
Other guaranteed obligations	580,432	1,361,881	(42,721)	(27,744)	67,268	-	1,939,116
Obligation with the public	2,064,934	-	(774)	(55,613)	174,860	-	2,183,407
Financial leases	1,730,843	-	(236,744)	(52,155)	34,837	137,720	1,614,501
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(122,063)	(46,055)	116,967	-	3,121,006
Total Obligations with financial institutions	10,365,684	1,985,480	(915,774)	(210,418)	(371,112)	-	10,853,860

		Cash flows			Non cash-Flow Movements
Obligations with	As of December 31,	Obtainment	Payment		Interest accrued		As of December 31,
financial institutions	2018	Capital	Capital	Interest	and others	Reclassifications	2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	400,721	93,000	(145,505)	(12,934)	6,193	-	341,475
Bank loans	222,741	164,095	(165,549)	(11,352)	7,320	-	217,255
Guaranteed obligations	2,534,021	607,797	(282,721)	(93,335)	93,286	(701,721)	2,157,327
Other guaranteed obligations	673,452	-	(92,549)	(28,417)	27,946	-	580,432
Obligation with the public	1,553,079	1,009,836	(487,086)	(144,932)	134,037	-	2,064,934
Financial leases	1,624,854	-	(591,861)	(72,311)	68,440	701,721	1,730,843
Other loans	252,858	27,864	(178,777)	(9,648)	8,964	-	101,261
Lease liability	2,858,049	-	(398,992)	(177,948)	891,048	-	3,172,157
Total Obligations with financial institutions	10,119,775	1,902,592	(2,343,040)	(550,877)	1,237,234	-	10,365,684

(*)	Accrued interest and others, includes ThUS$ (891,407), associated with the rejection of fleet contracts. This amount includes ThUS$ (886,895) of Other secured obligations and ThUS$ (4,512) of financial leases.

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the year ended December 31,
	2020	2019
	ThUS$	ThUS$

Increases (payments)	(31,803)	(86,288)
Recoveries	8,157	349,702
Total cash flows	(23,646)	263,414

(f)	Additions of property, plant and equipment and Intangibles

	For the year ended At December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	324,264	1,276,621	660,707
Additions associated with maintenance	173,740	453,827	375,634
Other additions	150,524	822,794	285,073
Purchases of intangible assets	75,433	140,173	96,206
Other additions	75,433	140,173	96,206

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement for the periods ended December 31 corresponds to:

	For the year ended December 31,
	2020	2019
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	18,347	118,797
Net cash flows from (used in) investment activities	(13,872)	64,516
Net cash flows from (used in) financing activities	-	(56,866)
Effects of variation in the exchange rate on cash and cash equivalents	(4,475)	(126,447)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A is committed to sustainable development seeking to generate social, economic and environmental value for the countries where it operates and for all its stakeholders. The company manages environmental issues at the corporate level, centralized in the Corporate Affairs and Sustainability Management. The company is committed to monitoring and mitigating its impact on the environment in all of its ground and air operations, being a key actor in the solution and search for alternatives to face the challenge of climate change.

Some of the functions of the Corporate Affairs and Sustainability Management in environmental issues, together with the various areas of the company, is to ensure that environmental legal compliance is maintained in all the countries where it is present and in 100% of its operations, to implement and to maintain a corporate environmental management system, to use non-renewable resources such as jet fuel efficiently, to dispose of its waste responsibly, and to develop programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental, social and economic benefits for the company and its environment.

Within the current sustainability strategy, the environment dimension is called Climate Change, and its objective is for the company to assume a leadership role in the region in this area, for which it works on the following aspects:

i. Implementation of management systems and environmental certifications

ii. Promotion of a circular economy

iii. Measurement and management of the corporate carbon footprint

iv. Emissions Offset Program

v. Development of sustainable alternative fuels and energy

vi. Creation of Shared Value

During 2020, the company worked on updating its sustainability strategy, co-building it with its stakeholders and experts in different topics, which allows it to respond to the new challenges it is facing by being part of the solution, with the objective of to be an asset in the countries where it operates and to generate value for them. This update was made in the midst of the health crisis, with the company convinced that its recovery comes hand in hand with being a leader in the region in sustainability. This strategy will be made public during 2021, once it has been validated by all the actors who participated. At the same time, during 2020, the company worked on the following initiatives:

- Maintenance of the certification of the international standard ISO 14001 in the cargo operation in Miami.

- Maintenance of the stage 2 certifications of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of six airlines in the world that have this certification

- Maintenance of stage 1 certification of the IEnvA environmental management system (IATA Environmental Assessment) whose scope is the domestic and international operations of Colombia

- Response to the DJSI (Dow Jones Sustainability Index) questionnaire

- Neutralization of domestic air operations in Colombian operations

- Incorporation of 100% electrical energy from renewable sources in the facilities of the maintenance base and the corporate building of operations in Chile

- Implementation of the Recycle Your Trip program, which seeks to manage the waste generated on board domestic flights in Chile.

- Verification of company emissions under the EU-ETS and CORSIA schemes.

- Strengthening of the Solidarity Plane program.

It is highlighted that LATAM Airlines Group, during 2020, had an excellent performance in the sustainability evaluation of the Dow Jones Sustainability Index, the best in its history. However, the company was delisted from the different indices (World, MILA and Chile), for being in Chapter 11.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(1) On January 28, 2021, the United States Southern District Court of New York issued an order extending the exclusive period of the debtors’, to present a reorganization plan within Chapter 11 until June 30, 2021 and extending until August 23, 2021, the period to obtain acceptances of said plan.

(2) On January 29, 2021, according to Chapter 11 Procedure, the United States Southern District of New York court approved a motion to reject 2 A320 family aircraft registered under IFRS 16 as right-of-use assets.

(3) On February 3, 2021, authorities of the state of Sao Paulo at the petition of the federal district authorities requested at the offices of the subsidiary Latam Airlines Brasil, financial and accounting information relative to two suppliers referring to the period 2012-2014, which was provided by that company, collaborating with the procedure.

(4) On February 24, 2021 LATAM and Delta Air Lines received from the Administrative Council for Economic Defense (CADE) in Brazil the unrestricted approval of their commercial agreement (“Trans-American Joint Venture Agreement” or “JVA”), then of initial approval in September 2020.

After December 31, 2020 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2020, have been approved in the Ordinary Board Session of March 9, 2021.

NOTE 38 - PARENT COMPANY FINANCIAL INFORMATION

In accordance with the requirements of SEC Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information for the financial position, changes in financial position and results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Due to chapter 11 procedures some subsidiaries are restricted to transfer dividends to the Parent Company.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements and include the investment in subdiaries accounted for the equity method.

ASSETS

	As of	As of
	December 31,	December 31,
	2020	2019
	ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	1,295,042	538,200
Other financial assets	32,407	82,041
Other non-financial assets	82,318	126,765
Trade and other accounts receivable	282,896	442,046
Accounts receivable from related entities	412,370	214,693
Inventories	168,686	162,826
Current tax assets	2,545	5,182

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	2,276,264	1,571,753

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	300,367	489,719

Total current assets	2,576,631	2,061,472

Non-current assets
Other financial assets	27,658	35,675
Investments accounted for using the equity method	9,006,797	9,801,639
Other non-financial assets	13,356	33,104
Accounts receivable	2,975	2,313
Accounts receivable from related entities	38,300	56,823
Intangible assets other than goodwill	167,893	222,260
Goodwill	-	38,992
Property, plant and equipment	8,683,419	10,756,213
Deferred tax assets	553,122	-
Total non-current assets	18,493,520	20,947,019

Total assets	21,070,151	23,008,491

LIABILITIES AND EQUITY

	As of	As of
	December 31,	December 31,
LIABILITIES	2020	2019
	ThUS$	ThUS$
Current liabilities
Other financial liabilities	2,347,033	1,576,602
Trade and other accounts payables	1,013,399	712,790
Accounts payable to related entities	1,481,281	1,261,916
Other provisions	32	30
Other non-financial liabilities	1,411,582	1,860,979
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale	6,253,327	5,412,317

Total current liabilities	6,253,327	5,412,317

Non-current liabilities
Other financial liabilities	5,631,916	6,286,583
Accounts payable	416,034	347,529
Accounts payable to related entities	574,202	177,779
Other provisions	9,892,007	6,539,683
Deferred tax liabilities	-	211,095
Employee benefits	47,915	61,793
Other non-financial liabilities	697,135	842,535
Total non-current liabilities	17,259,209	14,466,997
Total liabilities	23,512,536	19,879,314

EQUITY
Share capital	3,146,265	3,146,265
Retained earnings/(losses)	(4,193,615)	352,272
Treasury Shares	(178)	(178)
Other reserves	(1,388,185)	(367,577)
Parent’s ownership interest	(2,435,713)	3,130,782
Non-controlling interest	(6,672)	(1,605)
Total equity	(2,442,385)	3,129,177
Total liabilities and equity	21,070,151	23,008,491

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Revenue	1,272,077	2,958,270	3,107,993
Cost of sales	(2,099,716)	(2,860,173)	(2,687,140)
Gross margin	(827,639)	98,097	420,853
Other income	948,160	1,124,033	1,157,905
Distribution costs	(125,563)	(222,585)	(217,828)
Administrative expenses	(225,557)	(326,640)	(339,017)
Other expenses	(154,582)	(211,830)	(189,719)
Restructuring activities expenses	(837,673)	-	-
Other gains/(losses)	(98,790)	15,367	53,446

Income from operation activities	(1,321,644)	476,442	885,640

Financial income	11,812	23,262	10,906
Financial costs	(410,153)	(479,596)	(468,842)
Share of profit of investments accounted for using the equity method	(3,537,259)	88,429	(49,115)
Foreign exchange gains/(losses)	(66,004)	(76,122)	(78,566)
Result of indexation units	-	67	115

Income (loss) before taxes	(5,323,248)	32,482	300,138
Income tax expense / benefit	767,713	163,131	41,648

NET INCOME (LOSS) FOR THE YEAR	(4,555,535)	195,613	341,786

	For the year ended
	December 31,
	2020	2019	2018
	ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	2,240,961	6,621,168	5,948,097
Other cash receipts from operating activities	52,192	122,637	89,513
Payments for operating activities
Payments to suppliers for goods and services	(1,713,223)	(4,491,682)	(4,325,619)
Payments to and on behalf of employees	(298,370)	(466,212)	(437,946)
Other payments for operating activities	(27,757)	(67,056)	(55,511)
Interest received	-	5,127	(1,454)
Income taxes (paid)	(2,764)	-	-
Other cash inflows (outflows)	61,532	302,246	75,403

Net cash flows from operating activities	312,571	2,026,228	1,292,483

Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses	-	-	39,108
Cash flows used to obtain control of subsidiaries or other businesses	(349,125)	-	(199,701)
Other cash receipts from sales of equity or debt instruments of other entities	30,439	172,122	242,253
Other payments to acquire equity or debt instruments of other entities	(27,199)	(172,295)	(250,968)
Loans to related entities	-	-	(48,125)
Amounts raised from sale of property, plant and equipment	75,566	42,600	112,255
Purchases of property, plant and equipment	(163,022)	(578,498)	(545,885)
Purchases of intangible assets	(70,363)	(66,018)	(60,508)
Interest received	3,235	12,757	6,200

Net cash flow (used in) investing activities	(500,469)	(589,332)	(705,371)

Cash flows from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(3,225)	-	-
Amounts raised from long-term loans	1,361,807	370,139	769,055
Amounts raised from short-term loans	296,267	93,000	293,000
Loans from Related Entities	373,125	-	-
Loans repayments	(749,258)	(1,632,577)	(913,490)
Payments of lease liabilities	(90,335)	-	(545,824)
Dividends paid	-	(54,580)	(46,591)
Interest paid	(135,859)	(283,612)	(287,730)
Other cash inflows (outflows)	(107,782)	(58,704)	44,053

Net cash flows (used in) financing activities	944,740	(1,566,334)	(687,527)
Net increase in cash and cash equivalents before effect of exchanges rate change	756,842	(129,438)	(100,415)
Effects of variation in the exchange rate on cash and cash equivalents	-	5,183	-
Net increase (decrease) in cash and cash equivalents	756,842	(124,255)	(100,415)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	538,200	662,455	762,870

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	1,295,042	538,200	662,455

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 9, 2021	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín Balza
	Name:	Ramiro Alfonsín Balza
	Title:	LATAM Airlines Group CFO