Form 20-F
period 2021-12-31
LATAM AIRLINES GROUP S.A.
filed 2022-03-30
CIK 1047716

As filed with the Securities and Exchange Commission on March 29, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Andrés del Valle
Tel.: 56-2-2565-2525 E-mail: InvestorRelations@latam.com
Presidente Riesco 5711, 20th Floor
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

EXPLANATORY NOTE

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (the “WHO”) declared COVID-19 a pandemic and, that same month, governments around the world, including those of the United States, Chile and most Latin American countries, declared states of emergency in their respective jurisdictions and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions. The government-imposed travel restrictions (both domestic and international), flight cancellations, and a dramatic decline in worldwide air travel, resulted in a significant reduction in the group’s passenger service, which comprises the vast majority of LATAM’s operating revenues. By April of 2020, the group had reduced its operations to a mere 5.7% of the capacity (measured in ASKs) as compared to the same month of the prior year.

In 2021, the group saw a gradual recovery of its passenger operations in line with the roll out of vaccinations processes across the region and the easing of certain international travel restrictions, ending the year in December operating 70.1% of December 2019 capacity levels (measured in ASKs). In addition, as the pandemic has evolved, many government-imposed travel restrictions have been terminated and subsequently reimposed, including in response to new variants of COVID-19. As a result, the recovery has been driven by the ramp up of domestic operations, which is generally less impacted by travel restrictions.

In response to the pandemic, the Company has implemented numerous changes to its operations related to health safety, as well as modifications to commercial policies and customer relations. For more information regarding these changes and the economic impact of the pandemic on our operations, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Passenger Marketing and Sales” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Company—A pandemic or the widespread outbreak of contagious illnesses has had, and may continue to have, a material adverse effect on the group’s business and results of operations.”

Chapter 11 Proceedings

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and 28 affiliates (collectively, the “Initial Debtors”) filed their petitions for relief under Chapter 11 (“Chapter 11”) of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 (as applicable, the “Subsequent Petition Date”), nine additional affiliates of LATAM Parent (the “Subsequent Debtors” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. We refer to these proceedings in this annual report as our “Chapter 11 proceedings.” The information in this annual report is presented as of December 31, 2021, unless expressly stated otherwise, and is subject to and qualified in its entirety by our Chapter 11 proceedings and developments related thereto.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. Parallel and ancillary proceedings were filed in the Cayman Islands, Chile and Colombia. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, therefore, final. In addition, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

On November 26, 2021, the Debtors filed an initial proposed plan of reorganization under our Chapter 11 proceedings (as it has been and may be subsequently supplemented, revised or amended, or otherwise modified in accordance with its terms, the “Plan of Reorganization” or “Plan”) resulting from the negotiation of a restructuring support agreement (as amended, restated, amended and restated, supplemented or otherwise modified, the “Restructuring Support Agreement” or “RSA”), also dated as of November 26, 2021, with an ad hoc group of LATAM Airlines Group S.A. general unsecured creditors, certain of the Debtors’ large existing equity holders, and Andes Aerea SpA, Inversiones Pia SpA and Comercial Las Vertientes (the “Eblen Group”). The Debtors filed the solicitation version of the Plan of Reorganization on March 25, 2022.

In accordance with the RSA, on January 12, 2022 we entered into a backstop commitment agreement with certain shareholders, which we refer to as the “Shareholder Backstop Agreement” and the “Backstop Shareholders”, respectively and certain of our creditors, which we refer to as the “Creditor Backstop Agreement” and the “Backstop Creditors”, respectively. Both the Shareholder Backstop Agreement and the Creditor Backstop Agreement, which we refer to collectively as the “Backstop Agreements.” On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022. On March 24, 2022, the Unsecured Creditors Committee (“UCC”) and certain other creditors filed a notice to appeal this ruling to the United States District Court for the Southern District of New York.

Pursuant to the Backstop Agreements, the Backstop Shareholders have agreed to backstop up to US$400 million of an issuance of new common stock by the Company and the placement of US$1,373 million of New Convertible Notes Class B to be issued by the Company. The Backstop Creditors have agreed to backstop the remaining US$400 million of the common stock issuance and up to US$6,816 million of the New Convertible Notes Class C to be issued by the Company; which reflects a total cash commitment of approximately US$3,269 million, considering that a portion of the New Convertible Notes Class C will be delivered as payment of claims held by the Backstop Creditors. The Backstop Creditors will receive a fee of 20% of the committed cash amount of their investment pursuant to the Creditor Backstop Agreement, whereas the Backstop Shareholders are not receiving a fee for the Shareholder Backstop Agreement. All new common stock and all new convertible notes will be preemptively offered to LATAM’s shareholders as required by applicable law. New Convertible Notes Class B and New Convertible Notes Class C, together with New Convertible Notes Class A (whose issuance is also contemplated by the Plan), are convertible into shares of the Company that, together with the new common stock to be issued by the Company, are expected to substantially dilute existing shareholders.

Furthermore, following execution of the RSA, we continued to engage in discussions with members of a separate ad hoc group of certain of the Debtors’ creditors, each of whom executed a joinder agreement to the RSA, effective as of February 10, 2022.

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) filed with the SEC a notice on June 10, 2020 in order to delist our American Depositary Shares (ADSs). The delisting became effective on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAQ.”

For more information regarding the Chapter 11 filings and proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings” and “Item 4. Information on the Company – B. Business Overview – Chapter 11 Proceedings.”

PRESENTATION OF INFORMATION

Throughout this annual report on Form 20-F, we make numerous references to “LATAM.” Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us,” “our,” the “group” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates including: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A, “LATAM Airlines Peru”), LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A., “LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM”), TAM Linhas Aéreas S.A. (“LATAM Airlines Brazil”), Transporte Aéreos del Mercosur S.A. (“LATAM Paraguay”), LAN Cargo S.A. (“LATAM Cargo”) and its two regional affiliates: Linea Aerea Carguera de Colombia S.A. (“LANCO” or “LATAM Cargo Colombia”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA” or LATAM Cargo Brazil”) in Brazil. Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM- Airlines Ecuador S.A. and LATAM Airlines Brazil.

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

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (the “Central Bank of Chile”) on December 31, 2021, which was Ch$850.25 = US$1.00. The observed exchange rate on February 28, 2022, was Ch$805.25 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2021, which was R$5.58 = US$1.00. The observed exchange rate on February 25, 2022, was R$5.14 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real. Unless we indicate otherwise, the Chilean peso equivalent for information in UF used in this annual report and in our audited consolidated financial statements is based on the UF rate published by Central Bank of Chile on December 31, 2021, which was Ch$30,991.74 = UF1.00.

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

LATAM’s audited consolidated financial statements for the periods ended December 31, 2019, 2020 and 2021 were prepared in accordance with IFRS.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page vii of this annual report.

v

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe”, “forecast” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

●	developments relating to our Chapter 11 proceedings and our ability to effectively implement a reorganization plan;

●	uncertainty regarding the terms of a reorganization plan;

●	conflicting interests among the multiple parties on which our restructuring efforts depend;

●	the sufficiency of the DIP facility to allow us to continue our operations;

●	our ability to successfully emerge from Chapter 11, which will be contingent upon numerous factors, including our ability to obtain new financing upon our emergence from Chapter 11, general economic, political and business conditions in our core markets of Chile, Brazil, other Latin American countries and the other geographic markets we serve;

●	developments relating to the COVID-19 pandemic or any other pandemic and measures to address them;

●	the factors described in “Item 3. Key Information—Risk Factors”;

●	our ability to service our debt and fund our working capital requirements;

●	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;

●	the determination of relationships with customers;

●	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;

●	the effects of competition in the airline industry;

●	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

●	future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;

●	natural disasters affecting travel behavior and/or exports;

●	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;

●	inflation;

●	competitive pressures on pricing;

●	our capital expenditure plans;

●	changes in labor costs, maintenance costs and insurance premiums;

●	fluctuation of crude oil prices and its effect on fuel costs;

●	cyclical and seasonal fluctuations in our operating results;

●	defects or mechanical problems with our aircraft;

●	our ability to successfully implement our growth strategy;

●	increases in interest rates; and

●	changes in regulations, including regulations related to access to routes in which the group operates and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS

The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA or LATAM Cargo Brazil”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO” or LATAM Cargo Colombia	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Brazil”	TAM Linhas Aéreas S.A., incorporated in Brazil.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Paraguay”	Transporte Aéreos del Mercosur S.A., incorporated in Paraguay.

“LATAM Airlines Colombia”	Aerovías de Integración Regional S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A.), incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A.), incorporated in Perú.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	Carbon Dioxide Gas

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A	Reserved

B	Capitalization and Indebtedness

Not applicable.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

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

On September 19, 2020, the Bankruptcy Court entered an order approving the Debtors’ motion to approve certain debtor-in-possession financing consisting of a Tranche A facility in an amount of up to US$1.3 billion, and an initial Tranche C facility in an amount of up to US$1.15 billion. On October 18, 2021, the Bankruptcy Court entered an order approving the Debtor’s motion for additional debtor-in-possession financing consisting of a Tranche B facility in an amount of up to US$750 million. Among other things, the Tranche B facility provided certain improved pricing terms and conditions as compared to the pricing conditions of the existing Tranche A and C facilities.

On November 26, 2021, the Debtors filed the Plan of Reorganization and entered into the RSA and on January 12, 2022 entered into the Backstop Agreements. We cannot predict whether the Plan will be confirmed . If the Plan is not confirmed and we have to renegotiate a new plan of reorganization, our Chapter 11 proceedings may take longer to conclude, which may adversely impact our ability to reorganize our business and emerge from bankruptcy.

Our Plan of Reorganization provides that we may refinance certain of our existing obligations and that we may also seek additional exit financing to repay certain other existing obligations and to fund our operations. Our Chapter 11 proceedings may also make it necessary for us to seek additional debtor-in-possession financing to fund operations, particularly if there are significant delays in our Chapter 11 proceedings. If we are unable to obtain such financing on favorable terms or at all, our chances of successfully reorganizing our business may be seriously jeopardized and the likelihood that we instead will be required to liquidate our assets may be increased, and, as a result, our common shares and debt instruments could become further devalued or become worthless.

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

We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs. Our liquidity, including our ability to meet our ongoing operational obligations and the covenants, milestones and other conditions in our debt instruments, is dependent upon, among other things: (i) our ability to comply with the terms and conditions of the cash management order entered by the Bankruptcy Court in connection with our Chapter 11 proceedings, (ii) our ability to maintain adequate cash on hand, (iii) our ability to generate positive cash flow from operations, which in part depends on factors beyond our control relating to developments deriving from the spread of COVID-19, (iv) our ability to confirm and consummate a Chapter 11 plan of reorganization and (v) the cost, duration and outcome of the Chapter 11 proceedings.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization or such confirmation may be protracted and delayed.

To emerge successfully from Bankruptcy Court protection as a viable entity, we must meet certain statutory requirements. On March 21, 2022, the Bankruptcy Court entered an order approving the disclosure statement regarding the proposed Plan of Reorganization, and corresponding solicitation materials, finding that the disclosure statement contained adequate information and permitting solicitation to commence (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors are obligated to commence solicitation of its Plan of Reorganization within five business days after entry of the Disclosure Statement Order.

Notwithstanding the approval of the disclosure statement, we will still have to obtain the requisite acceptances of our plan and demonstrate the feasibility of our plan to the Bankruptcy Court by a preponderance of the evidence in order to fulfill other statutory conditions for confirmation of our plan. To date, and as described herein, although we have filed a proposed plan of reorganization, there can be no assurance as to whether parties in interest will seek to challenge confirmation of the plan, and as to when or whether the Bankruptcy Court will approve the Plan of Reorganization. Moreover, certain parties in interest have sought relief from the Bankruptcy Court which, if granted, could materially affect the Plan and the transactions contemplated therein. Similarly, just as we cannot assure that a plan of reorganization will be approved by the Bankruptcy Court, we cannot guarantee that such plan will be recognized or approved by the courts in the other jurisdictions in which we operated and/or where we are subject to the parallel and ancillary reorganization proceedings, or whether or when we will be able to emerge from such parallel or ancillary proceedings.

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

Any plan of reorganization we may implement could affect our capital structure and the ownership, structure and operation of the business and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a going concern, (iv) our ability to retain key employees and (v) the overall strength and stability of general macroeconomic conditions. In light of the many uncertainties and risks deriving from developments relating to the spread of COVID-19 and new variants, these factors and their effect on us are highly unpredictable.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections that are necessarily speculative, and it is possible that one or more of the assumptions and estimates that are the basis of these financial forecasts will not result as expected. In our case, the forecasts may be even more speculative than normal because of the many uncertainties we face relating to, among others, macroeconomic conditions in the countries in which the group operates, depressed demand for air travel and travel restrictions imposed by governments as a result of the COVID-19 pandemic, and the time and manner in which COVID-19 vaccines are distributed in the countries in which the group operates. Accordingly, our actual financial condition and results of operations could differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of any plan of reorganization.

Upon emergence from a filing of voluntary relief under Chapter 11 of the Bankruptcy Code, our historical financial information may not be indicative of our future financial performance.

Our capital structure may be significantly altered under a plan of reorganization. Further, a plan of reorganization could materially change the amounts and classifications reported in our consolidated historical financial statements, which do not give effect to any adjustments to the carrying value of assets or amounts of liabilities that might be necessary as a consequence of the confirmation of the plan of reorganization.

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

Operating in bankruptcy imposes significant risks on the Debtors’ operations. Although the Debtors believe that the effective date of the Plan will occur in the second half of 2022, there can be no assurance as to such timing or that the conditions to the effective date will ever be satisfied, including without limitation: (i) entry of the confirmation order confirming the Plan by the Bankruptcy Court in form and substance reasonably satisfactory to the Debtors, and not having been stayed or reversed or vacated on appeal and (ii) the satisfaction (or waiver in accordance with the terms therein) of the conditions precedent for the closing of the exit financing.

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

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund the group’s business after the completion of our Chapter 11 proceedings. Our access to additional financing for the foreseeable future will likely continue to be limited, if it is available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms.

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

It is possible that despite mitigation measures in place, COVID-19 or other diseases could be transmitted to passengers or employees on our aircraft or at an airport, which could lead to reputational and/or financial impacts.

Health safety and sanitation measures that we have implemented as a group may not be sufficient to prevent the spread or contagion of COVID-19 or other infectious diseases to our passengers or employees on our aircraft or the airports in which we operate, which could result in adverse reputational and financial impacts for the group. For further information on the health safety and sanitation measures implemented by the group, see “Explanatory Note—COVID-19 Pandemic,” above. However, it is possible that these measures could prove insufficient and COVID-19 or other diseases could be transmitted to passengers or employees in an airport or on an aircraft.

As a result of the COVID-19 pandemic, the airline industry may experience consumer behavior changes, regarding corporate travel, long-haul travel, and travel demand.

The potential for mid- to long-term changes to consumer behavior resulting from the COVID-19 pandemic exists and could lead to adverse financial impacts for the Company. Corporate travel has been hindered, and in many cases, prohibited by companies due to risks during the pandemic. At this time, it is not possible to predict the potential consequences of the increased use of technology as a substitute for travel and whether or when corporate travel, long-haul travel and travel demand could return to the levels existing prior to the COVID-19 pandemic. Furthermore, travelers may be less prone to travel or be more price conscious and may choose low-cost alternatives as a result of the COVID-19 pandemic.

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

We maintain a number of alliances and other commercial relationships in many of the jurisdictions in which LATAM and its affiliates operate. These alliances or commercial relationships allow us to enhance our network and, in some cases, to offer our customers services that we could not otherwise offer. If any of our strategic alliances or commercial relationships deteriorate, or any of these agreements are terminated, the group’s business, financial condition and results of operations could be adversely affected.

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

There can be no assurance that existing bilateral agreements with the countries in which the group’s companies are based and permits from foreign governments will continue to be in effect. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate at certain airports, destinations or slots, or the imposition of other sanctions could also have a material adverse effect. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which the group operates that restrict our routes, airports or other access may have a material adverse effect on our business, financial condition and results of operations.

Moreover, our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos International and Congonhas Airports, Brasilia’s International Airport and Lima’s Jorge Chavez International Airport. Airports may face challenges to meet their capex programs, after suffering significant financial deterioration stemming from the COVID-19 pandemic. Delays or cancellations of capex programs could impact our operations or ability to grow in the future.

Santiago’s Comodoro Arturo Merino Benítez International Airport is undergoing an important expansion, which was expected to be completed by 2021, but opened in February 2022. There is currently a dispute between the airport operator and the government arising from the impact of the COVID-19 pandemic and deceleration of airport operations on revenues, which placed additional stress on the operator’s liquidity in light of ongoing investments required for the expansion project. In order to mitigate the impact of the financial loss, the current operator is requesting an extension of the concession period, which expires in 2035. This dispute implies a risk to future opex and capex investments and adverse effects to the airport’s operations.

Santiago’s Comodoro Arturo Merino Benítez International Airport opened its expansion at the end of February 2022. One of the most challenging issues with the new terminal is that the check-in process considers a 50% reduction in assisted check-in counters, which obligates airlines to implement self-service models, where the success depends on the companies but is also associated with the government restrictions of the destination country.

One of the major operational risks we have faced on a daily basis at Lima’s Jorge Chavez International Airport is the limited number of parking positions. Additionally, the indoor infrastructure of the airport limits our ability to manage connections and launch new flights due to the lack of gates and increasing security and immigration controls. Lima’s Jorge Chavez International Airport is currently undergoing an expansion, which is expected to be completed by 2024. Any delays or limitations due to the ongoing works could negatively impact our operations, limit our ability to grow and affect our competitiveness in the country and in the region.

Brazilian airports, such as the Brasilia and São Paulo (Guarulhos) International Airports, have limited the number of takeoff and landing slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our ability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

One of the largest operational risks that the El Dorado International Airport in Bogotá faces is the limited capacity that it has during certain time periods due to the adverse weather conditions, the operation of non-regular flights and the lack of availability of slots. As a result, measures have been implemented to mitigate and regulate the operation, such as Ground Stop and Ground Delay Program (GDP Program), which generates delays controlled by the control tower. Another issue faced at the El Dorado International Airport is delays by ATC of the control tower in connection with the GDP Program. These delays occur particularly in certain time periods with high traffic and are associated with non-regular flight operation, emergency flights, lower performance planes, all of which lower the airport’s capacity. However, the El Dorado Airport, its concessionaire, Opain S.A., and the relevant authorities are working on the ACDM (Airport Collaborative Decision Making) project which seeks to optimize the airport’s resources, involving all the industry’s players by understanding their needs, in order to achieve a more controlled operation with less schedule delays.

A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.

The group’s cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, sea products and fruits from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Events that adversely affect the production, trade or demand for these goods may adversely affect the volume of goods that are transported and may have a significant impact on the results of operations. Future trade protection measures by or against the countries for which we provide cargo services may have an impact on cargo traffic volumes and adversely affect our financial results. Some of the cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 30.0% of our total costs of sales in 2021. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East, the conflict in Ukraine or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel.. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. Also, while these hedging arrangements are designed to limit the effect of an increase in fuel prices, our hedging methods may also limit our ability to take advantage of any decrease in fuel prices, as was the case in 2015 and, to a lesser extent, in 2016. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”

We rely on maintaining a high aircraft utilization rate to increase our revenues and absorb our fixed costs, which makes us especially vulnerable to delays.

Generally, a key element of our strategy is to maintain a high daily aircraft utilization rate, which measures the number of hours we use our aircraft per day. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and absorb the fixed costs associated with our fleet and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions, unanticipated maintenance and delays by third-party service providers relating to matters such as fueling, catering and ground handling. If aircraft fall behind schedule, the resulting delays could cause a disruption in our operating performance and have a financial impact on our results.

As a result of the COVID-19 pandemic and the decrease in operations, the turnaround times between flights have increased to allow for the incorporation of numerous changes to the operation, such as increased aircraft sanitization and adjusted embarking and disembarking procedures. This increase in turnaround times has a direct impact on our utilization rate. As LATAM recovers its operations, both domestic and international, the turnaround times between flights is expected to decrease and the aircraft utilization is expected to increase. Further, as a result of our Chapter 11 proceedings, the majority of LATAM’s fleet is operating on a payment by use (or Power By Hour, “PBH”) plan, thus turning the once fixed costs into variable costs that are not easily absorbed through higher utilization.

LATAM flies and depends upon Airbus and Boeing aircraft, and our business could suffer if we do not receive timely deliveries of aircraft, if aircraft from these companies become unavailable or if the public negatively perceives our aircraft.

As of December 31, 2021, LATAM Airlines Group has a total fleet of 238 Airbus and 72 Boeing aircraft (six of these B767 aircraft were classified as non-current assets available for sale). Risks relating to Airbus and Boeing include:

●	our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand, aircraft delivery backlog or other factors;

●	the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

●	the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;

●	adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident;

●	delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft; or

●	the delay, for any reason, to conclude cabin upgrade projects that could result in aircraft unavailability for a certain period of time.

The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business. In the context of our Chapter 11 proceedings, certain of our agreements with suppliers may be rejected. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations—Long Term Indebtedness.”

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

Furthermore, through LATAM’s emergence from Chapter 11 proceedings, we will need Bankruptcy Court approval for certain lease transactions, which may delay or further complicate negotiations ultimately limiting our ability to take advantage of favorable market conditions.

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

In addition, a substantial portion of our property and equipment is subject to liens securing our indebtedness, including our debtor-in-possession financing. In the event that we fail to make payments on our debtor-in-possession financing or other secured indebtedness, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations—Long Term Indebtedness.”

Moreover, external conditions in the financial and credit markets may limit the availability of funding or increase its costs, which could adversely affect our profitability, our competitive position and result in lower net interest margins, earnings and cash flows, as well as lower returns on shareholders’ equity and invested capital. Factors that may affect the availability of funding or cause an increase in our funding costs include global macro-economic crises, reductions in our credit rating or in that of our issuances, and other potential market disruptions.

We have significant exposure to LIBOR and other floating interest rates; increases in interest rates will increase our financing cost and may have adverse effects on our financial condition and results of operations.

We are exposed to the risk of interest rate variations, principally in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Many of our financial leases are denominated in U.S. dollars and bear interest at a floating rate. As of December 31, 2021, 57% of our outstanding consolidated debt bears interest at a floating rate (and 61% taking into account the US$662.3 million in DIP financing provided by Related Parties). Volatility in LIBOR or other reference rates could increase our periodic interest and lease payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

On July 27, 2017, the head of the United Kingdom Financial Conduct Authority (“FCA”) (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021 the FCA announced in a public statement that LIBOR for certain tenors would cease to be published on June 30, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (ARRC), a group of private-market participants, to help ensure a successful transition from U.S. dollar (USD) LIBOR to a more robust reference rate, its recommended alternative, the Secured Overnight Financing Rate (SOFR). Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate fallback language in existing contracts referencing LIBOR. In this regard, our derivative and debt contracts may be affected by the change in the relevant rate. Because the publication of LIBOR will cease for June 2023, we have begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk of Fluctuations in Interest Rates.”

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

The operations, including the ability to deliver customer service, are dependent on the effective operation of the equipment, including aircraft, maintenance systems and reservation systems. The operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure by the corresponding authorities in the markets in which the group operates. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our financial results as well as our reputation.

We depend on a limited number of suppliers for certain aircraft and engine parts.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2021, LATAM Airline Group’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney, MTU Maintenance, Rolls-Royce, General Electric, Pratt & Whitney Canada, CMF International and Honeywell, among others.

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

We have engaged a significant number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of technology infrastructure and services, performance of business processes, including purchasing and cash management, provision of aircraft maintenance and repairs, catering, ground services, and provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party GDSs (Global Distribution Systems) may be adversely affected by disruptions in our business relationships with GDS operators or by issues in the GDS’s operations. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’ flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies. The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory. In the context of our Chapter 11 proceedings, certain of our agreements with suppliers and third-party contractors may be rejected. See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2021 and Recent Developments in 2022 involving our Chapter 11 Proceedings.”

Disruptions or security breaches of our information technology infrastructure or systems could interfere with the operations, compromise passenger or employee information, and expose us to liability, possibly causing our business and reputation to suffer.

A serious internal technology error, failure, or cybersecurity incident impacting systems hosted internally at our data centers, externally at third-party locations or cloud providers, or large-scale interruption in technology infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our technology network with potential impact on our operations. Our technology systems and related data may also be vulnerable to a variety of sources of interruption, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, security breaches in the supply chain (suppliers) and other security issues. These systems include our computerized airline reservation system, flight operations system, telecommunications systems, website, customer, self-service applications (“apps”), maintenance systems, check-in kiosks, in-flight entertainment systems and data centers.

In addition, as a part of our ordinary business operations, we collect and store sensitive data, including personal information of our customers and employees and information of our business partners. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Unauthorized parties may attempt to gain access to our systems or information through fraud, deception, or cybersecurity incidents. Hardware or software we develop or acquire may contain defects that could unexpectedly compromise information security. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business.

Rapid technological advancements and digitalization could generate risks in implementation and regulatory control.

Globally, there have been large advances in processes of digitization and technological innovation, some of them as a result of the COVID-19 pandemic. These new technologies could generate new risks in their implementation that could impact us directly or indirectly. As an example, the implementation of 5G in the United States had a temporary impact on operations at certain airports and generated a review by the FAA on the specific requirements for its implementation. All processes of digitization and technological innovation may be exposed to this risk.

Similarly, the rapidly increasing technological transformation may advance faster than the review and control capacity of the authorities and the knowledge about the effects of their possible impacts, which could affect us directly or indirectly in ways we cannot foresee.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total cost of sales (15.4% in 2021) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

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

As of December 31, 2021, approximately 44% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and with which there are established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees—Labor Relations.”

LATAM may experience difficulty finding, training and retaining employees.

The business is labor intensive. The group employs a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians, which has somewhat intensified during the recovery phase of air traffic following the peak of the pandemic. Such shortage of qualified personnel is further exacerbated as a result of our Chapter 11 proceedings, and extends to non-flight personnel. In addition, as is common with most of our competitors, the group may, from time to time, face considerable turnover of our employees. Should turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. LATAM cannot assure that it will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that are needed to continue the current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect the business, financial condition, and results of operations. As a result of the Chapter 11 proceedings, the group may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could impair the ability to execute strategy and implement operational initiatives, thereby adversely affecting the group.

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

The group must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Guarulhos International Airport in São Paulo, Jorge Chavez International Airport in Lima or Comodoro Arturo Merino Benitez International Airport in Santiago, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased substantially in recent years. We cannot assure that the airports in which the group operates will not increase or maintain high passenger taxes and service charges in the future. Any such increases could have an adverse effect on our financial condition and results of operations.

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including takeoff and landing slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that the group will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, the group may have to amend schedules, change routes or reduce aircraft utilization. It is also possible that aviation authorities in the countries in which the group operates, change the rules for the assignment of takeoff and landing slots, as was the case with the São Paulo airport (Congonhas) in 2019 where the slots previously operated by Avianca Brazil were reassigned. Any of these alternatives could have an adverse financial impact on operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

The business is highly regulated and changes in the regulatory environment in the different countries may adversely affect our business and results of operations.

Our business is highly regulated and depends substantially upon the regulatory environment in the countries in which the group operates or intends to operate. For example, price controls on fares may limit our ability to effectively apply customer segmentation profit maximization techniques (“passenger revenue management”) and adjust prices to reflect cost pressures. High levels of government regulation may limit the scope of our operations and our growth plans. The possible failure of aviation authorities to maintain the required governmental authorizations, or our failure to comply with applicable regulations, may adversely affect our business and results of operations.

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

For example, the Brazilian federal government has frequently intervened in the domestic economy and made drastic changes in policy and regulations to control inflation and affect other policies and regulations. This has required the federal government to increase interest rates, change taxes and social security policies, implement price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports.

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

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other similar event. There can be no assurance that, as a result of an aircraft accident or significant incident:

●	we will not need to increase our insurance coverage;

●	our insurance premiums will not increase significantly;

●	our insurance coverage will fully cover all of our liabilities; or

●	we will not be forced to bear substantial losses.

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

Low-cost carriers have an important impact on the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean market, Sky Airline, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017, and in April 2019, another low-cost airline, Sky Airline Peru, started operations. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. A number of low-cost carriers have announced growth strategies including commitments to acquire significant numbers of aircraft for delivery in the next few years. The entry of low-cost carriers into local markets in which we compete, including those described above, could have a material adverse effect on our operations and financial performance. Additionally, certain of our competitors have also filed voluntary petitions under Chapter 11 of the Bankruptcy Code. The ability of competitors to significantly adjust their cost structure and become more competitive, resulting from a bankruptcy reorganization process or other financial restructuring may also adversely affect our ability to compete.

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

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place the group at a competitive disadvantage and adversely affect operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized. Additionally, during the COVID-19 pandemic, some of our competitors on long-haul routes have received government support.

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

Rulings by a bankruptcy court in Brazil and a Chapter 15 ruling by the Bankruptcy Court related to the bankruptcy proceedings of Avianca Brazil may appear to be inconsistent with the timeline set out for a debtor to cure a default or to return an aircraft in the Cape Town Convention (CTC) treaty that Brazil has signed, thus raising concerns about timings for remedies by creditors in respect of financings secured by aircraft. Accordingly, creditors may perceive that an increased business risk is created by these rulings for leasing or other financing transactions involving aircraft in Brazil and there is a possibility that rating agencies may issue lower credit ratings in respect of financings that are secured by aircraft in Brazil. As a result, business and financial results may be adversely affected if our financing activities in Brazil are impacted by such events.

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

Demand for air transportation may be adversely impacted by exogenous events, such as adverse weather conditions and natural disasters, epidemics (such as Ebola and Zika) and pandemics (such as the COVID-19 pandemic), terrorist attacks, war or political and social instability. Increasing geopolitical tensions and hostilities in connection with the conflict in Ukraine, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel. Situations such as these could have a material impact on the business, financial condition and results of operations. Furthermore, the COVID-19 pandemic and other adverse public health developments could have a prolonged effect on air transportation demand and any prolonged or widespread effects could significantly impact operations.

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

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, some or all of our flights may be canceled or significantly delayed, reducing profitability. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on revenues and results of operations.

An accumulation of ticket refunds could have an adverse effect on our financial results.

The COVID-19 pandemic and the corresponding widespread government-imposed travel restrictions that are outside of LATAM’s control have resulted in an unprecedented number of requests for ticket refunds from customers due to changed or canceled flights. Although at the time this issue has been managed, we cannot assure you that the COVID-19 pandemic or other outbreak of contagious illness will not result in additional changed or canceled flights, and we cannot predict the total amount of refunds that customers might request as a result thereof. If the group is required to pay out a substantial amount of ticket refunds in cash, this could have an adverse effect on our financial results or liquidity position. Furthermore, the Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require cash or other collateral reserves to be established or withholding of payments related to receivables to be collected, including if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

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

The group is subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, the United States and in the various other countries in which it operates. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

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

For example, the Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates and other measures. In the future, the level of intervention by Latin American governments may continue or increase. We cannot assure that these or other measures will not have a material adverse effect on the economy of each respective country and, consequently, will not adversely affect our business, financial condition and results of operations.

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

On October 20, 2020, a group of 27 congressmen introduced a motion to hold new impeachment proceedings against President Vizcarra as a result of allegations that President Vizcarra received illicit payments from construction companies when he was the governor of Moquegua (between 2011 and 2014). On November 2, 2020, the Peruvian Congress voted to hold new impeachment proceedings. On November 9, 2020, with the affirmative vote of the required qualified members of Congress, the impeachment of President Vizcarra was approved. Because, at the time, Peru did not have designated vice presidents, the then-president of the Congress, Manuel Arturo Merino de Lama, assumed the role of acting President. Since that day, Peru had been undergoing political and social unrest, followed by multiple protests within the country. On November 15, 2020, Manuel Arturo Merino de Lama resigned from his role of acting President. On November 16, 2020, the Congress elected congressman Francisco Rafael Sagasti Hochhausler as president of Congress, and he assumed the role of acting President on November 17, 2020 until July 28, 2021.

On June 6, 2021, the second electoral round between Keiko Fujimori and Pedro Castillo was held. The winner of the election by a tight margin was Pedro Castillo, however, accusations of electoral fraud have arisen since then, generating instability in the country and raising the US dollar exchange rate to historical levels. Currently, the instability in the country continues due to the policies implemented by the current president and the current Congress of the Republic, a period that has also been marked by a high level of uncertainty following recurrent changes in the members of the government’s cabinet.

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

Furthermore, current initiatives to address the concerns of the protesters are under discussion in the Chilean Congress. These initiatives include labor reforms, tax reforms and pension reforms, among others. It is not possible to predict the effect of these changes as they are still under discussion, but they could potentially result in higher payments of wages and salaries and an increase in taxes. On October 25, 2020 (postponed from April 26, 2020 due to the impact of the COVID-19 pandemic), Chile widely approved a referendum to redraft the constitution via constitutional convention. The election for selecting the 155-member constitutional convention took place on May 15 and 16, 2021. On July 4, 2021, the constitutional convention was installed, having 9 months, with the possibility of a one-time, three-month extension, to present a new constitution, which will be approved or rejected in a referendum during 2022. In addition, Chile held presidential elections in December 2021, with leftist Gabriel Boric winning by a wide margin.

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

For example, in the past, Peru has experienced periods of severe economic recession, currency devaluation, high inflation, and political instability, which have led to adverse economic consequences. LATAM cannot ensure that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence. LATAM cannot ensure that the current or any future administration will maintain business-friendly and open market economic policies or policies that stimulate economic growth and social stability. In Brazil, the Brazil Real gross domestic product decreased 3.5% in 2015, decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.8% in 2018 and 1.1% in 2019, and decreased 4.1% in 2020, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of the Brazilian federal government was downgraded in 2015 and 2016 by all major credit rating agencies and is no longer investment grade. LATAM can offer no assurances as to the policies that may be implemented by the recently elected Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy.

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

One of the major shareholder groups, the Cueto Group (the “Cueto Group”), beneficially owned 16.39% of our common shares as of February 28, 2022. In addition, other shareholders including, Delta Air Lines, Inc, which, as of February 28, 2022, held 20.00% of our common shares, and Qatar Airways Investments (UK) Ltd., which as of February 28, 2022, held 9.999999918% of our common shares, could have interests that may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Moreover, our shareholder structure may change after emergence from Chapter 11 proceedings, and future major shareholders could have interests that may differ from those of our other shareholders.

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our majority shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right; for example, the members of the board of directors elected by the shareholders in 2021 designated Mr. Ignacio Cueto, to serve in this role.

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

As described further in “Item 10. Additional Information—Preemptive Rights and Increases in Share Capital,” to the extent that a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary may attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. However, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10. Additional Information—E. Taxation—Chilean Tax—Capital Gains.” As described further in “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive Rights and Increases in Share Capital,” the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering. If a secondary market for the sale of preemptive rights does not develop and such rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries. For further information, see “Item 16. G. Corporate Governance.”

ITEM 4. INFORMATION ON THE COMPANY

A	History and Development of the Company

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

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange, and its ADSs currently trade in the over-the-counter market. LATAM Airlines Group has a market capitalization of US$ 236.5 million as of February 28, 2022.

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

Over the past decade, LATAM has significantly expanded its passenger operations in Latin America, initiating services in Peru in 1999, Ecuador in 2003, Argentina in 2005, and Colombia in 2010. The business combination of LAN and TAM in June 2012 further expanded the Company’s operations in Brazil, where TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), the TAM operating entity, is a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations. TAM was founded in May 1997 (under the name Companhia de Investimentos em Transportes), for the purpose of participating in, managing and consolidating shareholdings in airlines. In September 2002, TAM’s name was changed to TAM S.A. and its shares were listed on the Brazilian Stock Exchange (“Bovespa”) in June 2005. From 2006 until the combination with LAN in 2012, TAM ADSs were also listed on the New York Stock Exchange (“NYSE”).

As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, on May 26, 2020, LATAM Airlines Group S.A. and 28 affiliates filed their petitions for relief under Chapter 11 of the Bankruptcy Code, with the Bankruptcy Court. On July 7, 2020 and July 9, 2020 nine additional affiliates of LATAM Airlines Group S.A. filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Additional parallel and ancillary proceedings were filed in the Cayman Islands, Colombia, Perú and Chile. In June 2020, LATAM Airlines Argentina announced its indefinite cessation of passenger and cargo operations.

Throughout the Chapter 11 proceedings, the Debtors have worked to advance the Chapter 11 proceedings by, among other things, right-sizing our fleet and executing our fleet strategy, reviewing claims filed against the Debtors and refining the total claims pool, and streamlining the Debtors’ prepetition agreements by rejecting executory contracts and leases and negotiating favorable post-petition and post-emergence agreements with key vendors across our business. The Debtors also have worked steadily to develop a long-term business plan, identify new sources of capital to support an exit strategy and to build consensus around the structure and terms of a plan of reorganization.

On November 26, 2021, the Debtors filed their Plan of Reorganization resulting from the negotiation of the Restructuring Support Agreement also dated as of November 26, 2021, with an ad hoc group of LATAM Airlines Group S.A. general unsecured creditors, certain of the Debtors’ large existing equity holders and the Eblen Group. In accordance with the Restructuring Support Agreement, on January 12, 2022 we entered into the Backstop Agreements. On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022. Furthermore, following execution of the RSA, we continued to engage in discussions with members of a separate ad hoc group of certain of the Debtors’ creditors, each of whom executed a joinder agreement to the RSA effective as of February 10, 2022. The Debtors filed a solicitation version of the Plan of Reorganization on March 25, 2022.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-2525. We have designated LATAM Airlines Group as our agent in the United States, located at 6500 NW 22nd Street, Miami, Florida 33122. Our Investor Relations website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information, contact Andrés del Valle, Senior Vice President of Corporate Finance and Investor Relations, at InvestorRelations@latam.com.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B	Business Overview

General

LATAM is the largest passenger airline group in South America as measured by ASKs in the year 2021. We are also one of the largest airline groups in the world in terms of network connections, as of December 31, 2021, providing passenger transport services to 129 destinations in 18 countries and cargo services to approximately 137 destinations in 22 countries, with an operating fleet of 303 aircraft (LATAM’s total fleet is 310 aircraft, but six aircraft are classified as non-current assets available for sale and one B767 cargo freighter is subleased to a third party) and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 29,100 employees.

For the year 2021, LATAM transported approximately 40 million passengers, a decrease from prior years due to the impact of the COVID-19 pandemic on worldwide travel. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador (the Group suspended its operations in Argentina in June 2020); and also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, and Colombia carry out cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freight aircraft. The group also offers other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2021, the group provided scheduled passenger service to 16 destinations in Chile, 19 destinations in Peru, 7 destinations in Ecuador, 16 destinations in Colombia, 49 destinations in Brazil, 5 destinations in other Latin American countries and the Caribbean, 5 destinations in North America, and 7 destinations in Europe, a decrease from last year due to impacts of the COVID-19 pandemic on the operations.

In addition, as of December 31, 2021, through various code-sharing agreements, the group offers service to 91 destinations in North America, 23 destinations in South America, 59 destinations in Europe, 16 destinations in Australasia, 27 destinations in Asia and 9 destinations in Africa.

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

Leader in the South America Airlines Space, with a Unique Leadership Position among Global Airlines

Through a successful regional expansion strategy, LATAM Airlines Group has become the leading international and domestic passenger airline group in South America as measured by ASKs in full year. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest operator of intra-regional routes as measured by ASKs in 2021, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America—Lima and São Paulo—we believe that we are able to offer the best connectivity options between South America and the rest of the world.

Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

Our operations are highly geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. As measured by ASKs, 30.2% of the group’s operations are international, 26.4% domestic Spanish speaking countries and 43.4% domestic Brazil. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is our ability to profitably integrate our scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using our freighter aircraft when needed. By adding cargo revenues to our existing passenger service, we are able to increase the productivity of our assets and maximize revenue, reducing our break-even load factors and enhancing our per flight profitability. Additionally, we believe that this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2021, passenger, cargo and other revenues accounted for 65.4%, 30.2% and 4.4% of total revenues respectively.

Modern Fleet and Optimized Fleet Strategy

The average age of our fleet was approximately 10.6 years as of December 31, 2021, a reflection of the fleet restructuring performed during Chapter 11, which includes an ambitious fleet renewal plan based entirely on new technology aircraft (including 70 new Airbus A-320neo family aircraft to be delivered until 2028) and existing fleet lease re-negotiations under improved terms.

LATAM selects aircraft based on their ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to reduce operational complexity by minimizing the number of different aircraft types that the group operates.

Our fleet plan as of December 31, 2021, includes a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo (Neo: New Engine Option), a more efficient version of the A320; which we introduced into our fleet in 2016, becoming then the first airline in Latin America to fly this model. For long-haul passenger flights, we operate the Boeing 787-8, the Boeing 787-9, the Boeing 767-300ER, and the Boeing 777-300ER. We believe the Boeing 787 model allows us to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for our passengers. For cargo flights, we operate Boeing 767-300F aircraft.

Strong Brand Teamed with Key Global Strategic Alliances

In May 2016, our new brand, LATAM, was officially launched. We believe that our new brand is associated with superior service and technologically advanced operations, and is well recognized and respected in the markets in which the group operates. In 2021, despite the continued challenging global conditions, LATAM received first place of the ranking “Punctuality List 2021” compiled by the Official Airline Guide (OAG). In addition, LATAM Airlines Group was recognized as the ‘Best Airline in South America’ in Skytrax World Airline Awards in 2021 for the second year in a row and was recognized with a COVID-19 Airline Excellence award. Furthermore, in the 2021 edition of the APEX Passenger Choice Awards LATAM was recognized as “Best Global Airline of South America.”

Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines Inc, following the framework agreement signed in 2019, which we expect to unlock new growth opportunities, building upon Delta’s and LATAM’s global footprint. During 2021, LATAM and Delta Air Lines obtained the regulatory approvals for their Joint Venture Agreement from respective authorities in all South American countries involved. LATAM and Delta Air Lines will continue with the Joint Venture Agreement regulatory process in 2022 pending approval from the U.S. Department of Transportation. For more information on the framework agreement see “Item 4. Information on the Company—B. Business Overview—Passenger Alliances and Commercial Agreements.”

Recognized Loyalty Program

Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America as measured by total number of members as of the end of 2021, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the most admired airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

Continually Strengthen Our Network

We intend to continue to strengthen our route network in South America, offering the best connectivity within the region at competitive prices and ensuring that we are the most convenient option for our passengers. We are the only airline group in South America with a local presence in five home markets and an international and intra-regional operation. This position is bolstered by our enhanced infrastructure in several of our key hubs, allowing us to further strengthen our network. We intend to leverage our position to create a leading portfolio of services and destinations, providing more options to our passengers and building a platform to support continued growth.

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

Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. We look to implement cost savings, including reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service offering in domestic and international markets. In 2021 and in the context of our Chapter 11 proceedings, we worked to reduce and to turn variable our fixed costs, specifically fleet costs and wages and benefits.

Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders that make agile decisions. This will allow us to deliver a distinctive value proposition to our customers and operate sustainably over the long term.

COVID-19 Effects

As government-imposed travel restrictions continued to loosen throughout 2021, LATAM continued gradually restarting its operations. For the month ended December 31, 2021, LATAM operated 83.1% more ASKs than December 2020, though compared to 2019 and a pre-pandemic context recovered 70.1% of ASKs. LATAM Cargo continued to play a key role during 2021 in terms of supporting the communities in which LATAM operates by transporting medical supplies and vaccines to the region from all over the world. Notably, as part of the Solidary Plane program, by December 2021, LATAM had transported more than 200 million vaccines within the region free of charge.

Since our cargo operation transports the majority of goods in the bellies of our passenger aircraft, complementing the 12 dedicated cargo freighters, the worldwide decline in air travel led to a drastic decline in cargo capacity. Therefore, cargo operated many passenger planes adapted for cargo in order to compensate for the capacity reduction and continue to support companies and industries that depend on the network to sustain their own business operations, including, for example, the Chilean salmon industry. In 2019, cargo revenues represented 10.2% of LATAM’s revenues, during 2020 this figure increased to 27.9% of our total revenues, and in 2021, 30.2%.

In response to the COVID-19 pandemic, we implemented numerous changes to our operations related to aircraft sanitation, changes in boarding and disembarking procedures, making the use of face masks mandatory for passengers and crew, installation of HEPA filters in cabin ventilation systems in all of the group’s aircraft, among others, all of the foregoing in accordance with the recommendations of international organizations such as the International Air Transport Association (IATA), the WHO, and local governments. This has resulted in a substantial increase in our operating costs as well as an increase in the turnaround time between flights. LATAM also modified its commercial policies as needed to adapt to the impact of the pandemic.

For more information regarding the economic impact of the pandemic on our operations, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Passenger Marketing and Sales” and “Item 3. Key Information—D. Risk Factors—Risks Relating to our Company—A pandemic or the widespread outbreak of contagious illnesses has had, and may continue to have, a material adverse effect on the group’s business and results of operations.”

Chapter 11 Proceedings through 2021

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

The Initial Debtors later filed motions seeking additional relief (the “Second Day Orders”). The Second Day Orders included a motion to authorize rejection procedures for executory contracts and non-aircraft leases, a motion to authorize de minimis claims and judgment procedures and a motion to authorize additional payments to employees for wages, severance and other compensation. The Second Day Orders also authorized the Initial Debtors to retain, as of the Petition Date, various professionals and advisors to assist the Initial Debtors during the Chapter 11 proceedings.

Upon commencement of the Subsequent Debtors’ Chapter 11 proceedings, the Subsequent Debtors filed a motion seeking for certain orders in the Initial Debtors’ Chapter 11 cases be made applicable to the Subsequent Debtors (the “Bringdown Motion”).

Appointment of the Creditors’ Committee

On June 5, 2020, the U.S. Trustee appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Debtors’ Chapter 11 cases. The Committee consists of (1) Bank of New York Mellon, as Indenture Trustee, (2) Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., (3) AerCap Holdings, N.V., (4) Aircastle Limited, (5) Sindicato de Empresa de Pilotos, (6) Lufthansa Technik Aktiengesellschaft and (7) Repsol, S.A. On June 12, 2020, Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. resigned from the Creditors’ Committee. From time to time, certain members of the Creditors’ Committee resigned. As of July 7, 2021, the Creditors’ Committee comprised (1) BNYM, as Indenture Trustee, (2) Sindicato de Empresa de Pilotos, (3) Lufthansa Technik Aktiengesellschaft and (4) Repsol, S.A.

Aircraft and Engine Stipulations

On or around the Initial Petition Date, the Initial Debtors sent the First Stipulation and Order Between Debtors and Aircraft Counterparties Concerning Certain Aircraft (the “First Aircraft Stipulation”) to the majority of their financial and operating lessors. On or around the Subsequent Petition Date, the Subsequent Debtors did the same with their financial and operating lease counterparties. The First Aircraft Stipulation was essentially a standstill agreement to provide the Debtors with the necessary additional time to consider their fleet strategy. The terms of the First Aircraft Stipulation provided a temporary reprieve from immediate economic obligations that otherwise would have made continued leasing burdensome or uneconomic for the Debtors, while giving certain protections to the counterparties. The majority of the First Aircraft Stipulations were signed by the Bankruptcy Court between June and August 2020. Following entry of the First Aircraft Stipulations, certain aircraft counterparties entered into side letter agreements with the Debtors, which among other things, established a period for which certain adjusted aircraft lease payments to aircraft counterparties would be made. Such agreements were subsequently amended to extend the time to make certain payments.

LATAM and most of its lessors have since negotiated the Second Stipulation and Order Between Debtors and Aircraft Counterparties Concerning Certain Aircraft (the “Second Aircraft Stipulation”), which supersedes the First Aircraft Stipulation and provides that during the specified stipulation period the Debtors shall pay as rent for any usage of the subject aircraft on a “power-by-the-hour” basis pursuant to rates set forth in the relevant Second Stipulations. The Bankruptcy Court signed the majority of the Second Aircraft Stipulations in January and February 2021.

On March 19, 2021, April 9, 2021, and June 4, 2021, the Debtors and their certain engine lessors entered into the First Stipulation and Order Between Debtors and Aircraft Engine Counterparties Concerning Certain Equipment (each, a “First Engine Stipulation”). The First Engine Stipulations were substantially similar to the First Aircraft Stipulations and Second Aircraft Stipulations.

Aircraft Rejections and Assumptions

After undertaking a review of their existing fleet to develop and determine their fleet strategy to account both for current circumstances and expected future needs and larger business considerations, LATAM has largely completed the process and to date, the Debtors have rejected 42 aircraft leases and 12 engine leases from the Initial Petition Date. In addition, the Debtors assumed certain aircraft leases, including 65 leases supported by the European Export Credit Agencies (“ECAs”). The Debtors have also sought to enter into new lease agreements or otherwise amend their existing lease agreements. See “Item 4. Information on the Company—B. Business Overview—Fleet.”

Debtor-in-Possession Financing

In connection with our Chapter 11 proceedings, the Bankruptcy Court approved our initial debtor-in-possession (“DIP”) financing agreement on September 19, 2020 (the “Existing DIP Credit Agreement”), providing the group with access to US$2.45 billion for working capital and other purposes approved by the Bankruptcy Court.

The terms of the initial DIP financing include three tranches: Tranche A for a principal amount of up to US$1.3 billion, a potential Tranche B for up to an additional amount of US$750 million, which would be subject to further authorization of the Bankruptcy Court and other conditions customary for this type of transactions, and a Tranche C for a principal amount of up to US$1.15 billion. Only Tranches A and C were initially committed.

On October 18, 2021, the Bankruptcy Court approved a Tranche B facility of up to US$750 million. On November 10, 2021, we entered into an amendment to the Existing DIP Credit Agreement implementing, among other things, certain amendments to the maturity date definition and effectuating the terms and conditions of the Tranche B facility.

In January and February of 2022, we initiated the process of seeking financing proposals from financial institutions, funds, and other entities for certain amendments, extensions to the Existing DIP Credit Agreement and certain increases to the DIP financing thereunder.

On February 18, 2022, we filed a motion requesting Bankruptcy Court approval for certain amendments to the Existing DIP Credit Agreement, providing for, among other things, a new replacement Tranche C facility in an aggregate principal amount of up to $1,245,436,360.42 (including pursuant to a cashless roll of a partition of the existing Tranche C loans held by certain Tranche C Lenders), the proceeds of which will be applied, among other things, to repay in full the existing Tranche C facility, an extension of the existing maturity date, and certain modifications and reductions to the existing fees and interest rates applicable to the Tranche A and Tranche B facilities, with such terms reflected in an amended and restated DIP credit agreement (the “A&R DIP Credit Agreement”). On March 7, 2022, we filed a supplement to the motion reflecting new terms agreed with the prospective DIP lenders with respect to the A&R DIP Credit Agreement.

Notwithstanding the foregoing, we continued to engage in a marketing process for an amendment and restatement of the Existing DIP Credit Agreement with the expectation of obtaining improved terms and conditions than those included in the A&R DIP Credit Agreement as supplemented. In this regard, we agreed to an alternative proposal provided by a different group of prospective lenders with such proposal reflected in an amendment and restatement of the Existing DIP Credit Agreement (the “New A&R DIP Credit Agreement”). On March 15, 2022, we filed a motion requesting Bankruptcy Court approval of the New A&R DIP Credit Agreement. The New A&R DIP Credit Agreement (i) repays in full the existing Tranche A, Tranche B and Tranche C facilities under the Existing DIP Credit Agreement from the proceeds of a new Tranche A facility and new Tranche C facility; (ii) contemplates an extended maturity date that is intended to reflect the timeline that we are envisioning for our prospective emergence from our Chapter 11 proceeding; and (iii) provides for certain reductions in fees and interest as compared to the Existing DIP Credit Agreement and the A&R DIP Credit Agreement. On March 18, 2022 the Bankruptcy Court entered an order approving our entry into the A&R DIP Credit Agreement.

As of December 31, 2021, $1.95 billion of the total $3.2 billion DIP facility had been drawn, with $1.25 billion of the committed funds remaining.

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

On September 30, 2020, the Debtors mailed a notice of the Bar Dates to the U.S. Trustee, the Creditors’ Committee, and other parties as required by the Bar Date Order. Additionally, in compliance with the Bar Date Order, the Debtors caused a notice to be published in the New York Times, the Wall Street Journal, USA Today, the Miami Herald, La Tercera, El Mercurio, El Tiempo, La Republica, O Estado de S. Paulo, Valor Econômico, El Comercio and El Universo.

Additionally, on December 17, 2020, the Bankruptcy Court entered an order (the “Supplemental Bar Date Order”) establishing February 5, 2021 at 4:00 p.m., prevailing Eastern Time as a supplemental bar date (the “Supplemental Bar Date”) for certain parties to litigations in which the Debtors have been involved (the “Supplemental Bar Date Parties”). On December 24, 2020, the Debtors mailed a notice of the Supplemental Bar Date to the Supplemental Bar Date Parties in compliance with the Supplemental Bar Date Order.

For more information regarding our Chapter 11 proceedings, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Proceedings.”

Alternative Dispute Resolution Procedures

On February 10, 2021, the Debtors proposed alternate dispute resolution procedures (the “ADR Procedures”) for certain claimants from Chile and Colombia (the “Designated Claimants”).  The ADR Procedures are designed to promote the resolution of certain claims without the time and potentially greater expense of a full-blown proceeding before the Bankruptcy Court while also providing each Designated Claimant with the opportunity to fairly prosecute and resolve its claim.  The ADR Procedures allow claimants from those countries whose claims are less than $500,000 to submit their claims to alternative dispute resolution that include an offer exchange, mediation and arbitration.  Claims that equal or exceed $500,000 or claims that are by claimants from countries other than Chile and Colombia, by aircraft lessors, by financial claimants, by governmental units, are governed by U.S. law or subject to dispute resolution in the U.S. or subject to an objection on the basis of section 502(e)(1) of the Bankruptcy Code are excluded from the ADR Procedures.  The Debtors are also authorized, at their election, to use the settlement offer exchange and non-binding mediation portions of the ADR Procedures to resolve consensually all other disputed claims.  The Bankruptcy Court entered an order approving the ADR Procedures on March 17, 2021.

To date, two claims have been submitted to the ADR Procedures and both have been resolved successfully.

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

On July 19, 2021, the Bankruptcy Court entered an Order approving a subsequent recapitalization of LATAM Airlines Peru. See ECF No. 2750.  Similar to the prior motion, LATAM Airlines Peru sought a recapitalization to prevent the potential violation of Peruvian law, which requires LATAM Airlines Peru to have its net equity be more than one-third of its paid in capital stock. The Bankruptcy Court authorized a two-step capital reduction whereby LATAM Airlines Peru adjusted the nominal value of its shares in July and September 2021 to offset accumulated losses.

Recent Developments in 2022 involving our Chapter 11 Proceedings

Lease and Contract Assumptions and Rejections

The Debtors continue to analyze their leases and contracts in order to best match the future needs of the Debtors’ businesses. Outside of the Debtors’ fleet, through the Bankruptcy Court the Debtors have rejected over 100 executory contracts or nonresidential real property leases. The Debtors have also assumed key contracts for their business needs, including assuming contracts with various airports including Miami International Airport, John F. Kennedy International Airport and Los Angeles International Airport for critical office and storage space. The Group is currently negotiating amendments and new lease agreements to its fleet.

Claims Reconciliation Process

As of March 21, 2022, approximately 6,484 proofs of claim had been filed against the Debtors, asserting approximately $125,116,743,050 in aggregate liquidated and unliquidated claims.

The Debtors and their professionals have undertaken the process of reconciling the amount and classification of the claims submitted in the Chapter 11 proceedings. Additionally, the Debtors have made various objections to certain claims through the Bankruptcy Court in furtherance of their effort to ensure the claims register accurately reflects the Debtors’ obligations. As of March 21, 2022, the Debtors have expunged, reclassified, and reduced 3,930 claims through orders of the Bankruptcy Court. The Debtors have satisfied at least 1,200 claims in part or in full and are continuing to reconcile claims to identify additional claims that have been previously satisfied. The Debtors also have resolved at least 812 claims through joint stipulations and/or other consensual resolutions. The Debtors continue to reconcile their claims and expect to continue preparing, filing and resolving objections to claims throughout the course of the Chapter 11 proceedings. The initial estimate of reconciled claims amounts to approximately US$ 8.1 billion in the low scenario and US$ 9.9 billion in the high scenario.

Notably, a significant number of claims have not yet been resolved, additional claims could be filed and the actual ultimate aggregate amount of allowed claims may differ significantly from the amounts used for the purposes of the Debtors’ estimates. The Debtors continue to investigate differences between the claim amounts filed by creditors and claim amounts determined by the Debtors. Certain claims filed may be duplicative (particularly given the multiple jurisdictions that are implicated), may be based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be subject to revision or disallowance. Pursuant to the Plan, after the effective date, the Reorganized Debtors and the Disbursing Agent (as defined in the Plan) shall have the exclusive right to make and file objections to claims, which shall be filed prior to the claims objection deadline.

For more information regarding our claims reconciliation, please see Note 2 of our audited consolidated financial statements.

Claims Motions

The Debtors have filed eighty omnibus claims objections over the course of the Chapter 11 proceedings (two of which were subsequently withdrawn). The Debtors also have filed eleven standalone objections seeking to disallow, expunge or modify certain specific claims.

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in US$ millions)
Total passenger revenues	3,342.4	2,713.8	9,005.6
Total cargo revenues	1,541.6	1,209.9	1,064.4
Total traffic revenues	4,884.0	3,923.6	10,070.1

	Year ended December 31,
	2021	2020	2019
	(in US$ millions)
Peru	503.6	297.5	802.0
Argentina	75.5	172.2	585.0
United States	578.0	505.1	1,004.2
Europe	376.9	338.6	726.2
Colombia	368.5	177.0	380.4
Brazil	1,664.5	1,304.0	3,949.8
Ecuador	163.0	112.6	203.3
Chile	794.1	638.2	1,547.0
Asia Pacific and rest of Latin America	360.0	378.4	872.2
Total Operating Revenues	4,884.0	3,923.6	10,070.1

Passenger Operations

General

As of December 31, 2021, our passenger operations were performed through airlines in Chile, Brazil, Peru, Colombia and Ecuador, where the group operates both domestic and international services. We collect and report operating data for our passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended December 31,
	2021	2020	2019
ASKs (million) (at period end)
International	20,461.0	23,883.3	81,332.3
SSC	17,847.8	10,974.5	27,337.2
Domestic Brazil	29,326.8	20,830.2	40,442.3
Total	67,635.7	55,688.0	149,111.8

RPKs (million)
International	13,500.5	17,620.4	69,065.4
SSC	13,359.8	8,346.3	22,092.7
Domestic Brazil	23,456.3	16,657.8	33,363.0
Total	50,316.5	42,624.5	124,521.1

Passengers (thousands)
International	2,852	4,016	16,186
SSC	17,513	9,822	26,619
Domestic Brazil	19,830	14,461	31,384
Total	40,195	28,299	74,189

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢4.6	n.a	US¢5.8
SSC(1)	US¢5.8	n.a	US¢6.5
Domestic Brazil(1)	US¢4.8	n.a	US¢6.9
Combined Passenger RASK(2)	US¢4.9	n.a	US¢6.0

Passenger load factor (%)
International	66.0	73.8	84.9
SSC	74.9	76.1	80.8
Domestic Brazil	80.0	80.0	82.5
Combined load factor	74.4	76.5	83.5

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs

International Passenger Operations

Our international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian and Brazilian affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Argentina, Colombia and Brazil. As of December 31, 2021, LATAM offers 30 international destinations in 18 countries, in addition to our domestic destinations and international flights and connections between our domestic destinations.

The general strategy to expand our international network is aimed at enhancing our value proposition by offering customers more destinations and routing alternatives. Sustained development of LATAM’s international network is a crucial factor in the long-term strategy. The group provides long-haul services out of Santiago, Lima, Bogota and São Paulo. The group also provides regional services from Chile, Peru, Ecuador, Colombia and Brazil.

As part of our mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Cusco, the Galapagos Islands, Iguazu Falls in Brazil, and Patagonia in Chile, including the cities of Punta Arenas and Puerto Natales.

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2021-2020	2021	2020	% variation
Brazil(1)	(39.7)%	19.6%	16.2%	3.4	p.p.
Chile(2)	(35.0)%	40.7%	36.6%	4.1	p.p.
Peru(3)	6.1%	43.9%	51.5%	(7.6	)p.p.
Colombia(4)	(69.4)%	4.1%	5.4%	(1.3	)p.p.
Ecuador(5)	(91.5)%	2.5%	9.5%	(7.0	)p.p.

(1)	Source: ANAC Brazil’s website. Passenger figures considers passengers carried, measured in RPKs, in 2021 vs 2020. Market share considers passengers carried, measured in RPKs, as of December 2021.

(2)	Source: JAC Chile’s website. Passenger figures considers passengers carried, measured in RPKs, in 2021 vs 2020. Market share considers passenger carried, measured in RPKs, as of December 2021.

(3)	Source: DGAC Peru’s website. Passenger figures considers passengers carried in 2021 vs 2020. Market share considers the number of passengers carried as of December 2021.

(4)	Source: Diio.net. Passenger figures considers ASK changes in 2021 vs 2020. Market share considers ASKs as of December 2021.

(5)	Source: Diio.net. Passenger figures considers ASK changes in 2021 vs 2020. Market share considers ASKs as of December 2021.

Competitors in international routes

The following table shows LATAM’s main competitors in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Delta Air Lines, Air Canada, Aeromexico and GOL.
	Latin America	Copa, GOL, Avianca, Aerolineas Argentinas, Aeromexico, Azul Linhas Aereas, and Sky Airline.
	Europe	TAP Portugal, Air France-KLM, IAG, Alitalia, and Lufthansa.

Chile	North America	American Airlines, Air Canada, Delta Air Lines, United Airlines, and Aeromexico.
	Latin America	Copa, Sky Airline, Avianca, JetSmart Aeromexico, Gol, and Aerolineas Argentinas.
	Europe	IAG, Air France-KLM, and Alitalia.

Argentina	North America	American Airlines, Aerolíneas Argentinas, Aeromexico, United Airlines, and Delta Air Lines.
	Latin America	Aerolineas Argentinas, Copa, GOL, Avianca, and Azul Linhas Aereas.

Peru	North America	American Airlines, Avianca, Aeromexico, InterJet, United Airlines, Air Canada, Delta Air Lines, JetBlue Airways and Spirit Airlines.
	Latin America	Avianca, Copa, Aeromexico, InterJet, JetSMART, and Sky Airline.
	Europe	Air France-KLM, IAG, Air Europa, and Plus Ultra.

Colombia	North America	Avianca, InterJet, American Airlines, Spirit Airlines, Aeromexico, JetBlue Airways, United Airlines, Air Canada and Delta Air Lines.
	Latin America	Avianca, InterJet, Aeromexico, and Copa.

Ecuador	North America	American Airlines, JetBlue Airways, InterJet, Delta Air Lines, United Airlines, and Spirit Airlines.
	Latin America	Avianca, Copa, InterJet, Aeromexico, and GOL
	Europe	Air France-KLM, Iberia and Air Europa.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2021, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In November 2016, the group announced an important project to revamp the business model of its domestic services offerings in the six domestic markets where it operated in South America at that time. The purpose of this change was to increase competitiveness and ensure the long-term sustainability of its domestic business model. LATAM group implemented this new business model in all of its domestic operations, allowing them to provide more competitive fares and contributing to the development of tourism and the growth of air travel per capita in the region. The domestic service model requires continuous cost reduction efforts, and the group continues to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing the LATAM group to expand operations while controlling fixed costs.

Another key element of this business model is initiatives to increase ancillary revenues, while allowing passengers to customize their journey. Customers on domestic flights are now able to access a simpler sales platform, which allows them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.

In March 2020, LATAM group introduced its superior cabin class, Premium Economy, in all domestic and international flights within Latin America operated by the Airbus A320 family (A319, A320, A320neo and A321; “short-/medium-haul”) aircraft. This cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, VIP lounge access in airports where available, a differentiated onboard service including complimentary snacks and drinks (although on-board beverage and food service is subject to COVID-19 regulations and restrictions of local governments and not available on all routes), an exclusive overhead bin for carry-on luggage and a blocked middle seat, providing greater space and privacy.

LATAM group continues to develop digital initiatives to empower passengers providing them with an enhanced digital experience with end-to-end control of their reservation. LATAM customers will increasingly be able to buy, check-in and manage the after sale service in a simpler and faster manner through their smartphones.

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil		Chile		Peru		Colombia		Ecuador
Destinations	49		16		19		16		7

Passengers Transported (million)	19.8		5.4		5.5		5.9		0.8
Change (YoY)	+37.1%		+49.2%		+78.7%		+173.0%		+70.5%

Market share	35.7	%(1)	60.3	%(2)	67.9	%(3)	27.8	%(4)	52.5	%(4)

Main competitors	Gol, Azul, Itapemirim Airlines (ITA)		Sky Airlines, JetSmart		Sky Airlines Peru, Viva Airlines Peru, Star Peru		Avianca, Viva Colombia, EasyFly, Satena, Copa Airlines Colombia (“Wingo”)		Avianca

(1)	Source: ANAC Brazil’s website. Market share considers RPKs as of December 2021.

(2)	Source: JAC Chile’s website. Market share considers RPK as of December 2021.

(3)	Source: DGAC Peru’s website. Market share considers the number of passengers carried as of December 2021.

(4)	Source: Diio.net. Market share considers ASKs as of December 2021.

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

During 2021, LATAM and Delta Air Lines obtained the regulatory approvals for their Joint Venture Agreement from the respective authorities in all the South American countries involved in the agreement. LATAM and Delta Air Lines will continue with the Joint Venture Agreement regulatory process in 2022 pending approval from the U.S. Department of Transportation.

On November 15, 2021, LATAM Airlines Group and Delta Air Lines announced the expansion of their codeshares, providing access for their customers to more than 20 international routes between the U.S. and South America besides connections to domestic destinations and within South America.

Termination of previous arrangements and alliances and subscription of new codeshare agreements

On August 22, 2021, LATAM Airlines Brazil and Azul Linhas Aéreas terminated the codeshare and reciprocal frequent flyer agreements subscribed in 2020 within Brazil’s domestic market.

In December 2021, LATAM Airlines Brazil and LATAM Airlines Peru signed codeshare agreements with Virgin Atlantic, which are expected to be implemented in 2022, seeking to increase the offering and connectivity of both networks.

Other alliances and material commercial agreements

In addition, LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including Qatar Airways, Aeromexico, Lufthansa, Swiss, Korean Air, China Eastern, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Passenger Marketing and Sales

Given the current global situation resulting from the COVID-19 pandemic, we have made several adjustments to our services, implementing additional hygiene and safety measures in all of the customer’s touchpoints and adjusting our commercial policies as needed.

With regard to hygiene and safety measures, various implementations were made to comply with authorities’ requirements and to maximize hygiene and safety for customers and crews when flying. Some of those measures include social distancing while checking in, contactless boarding, deplaning by row, improvements to cabin hygiene, hand sanitizer availability, and other onboard procedure adjustments to limit physical interactions. Because the pandemic has changed our customers’ behavior and increased their desire to avoid or minimize contact with others, we intend to use technology to change the passenger experience when traveling and meet these expectations. We had the opportunity to implement and test some of these technologies in our main airports, such as automatic check-in, self-bag tag and drop, digital signage and biometrics (testing only), with promising results that encourage us to accelerate our digital transformation in the upcoming year.

In 2021, LATAM group continued transforming the travel experience of its passengers through cabin retrofits. As of December 31, 2021, we have ten B777, nine B767 and ninety-six A320/A321 aircraft with renovated interiors. During the year 2021, we have retrofitted 26 aircraft, which required approximately US$50 million in capital expenditures during the year. We continued equipping aircraft with Wi-Fi connectivity in Brazil, reaching 50 aircraft in total. In addition, 258 aircraft have been repainted and rebranded with the new LATAM livery, with the goal of having all the remaining aircraft finished by early 2022.

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

LATAM’s Net Promoter Score for 2021 showed an increase of 11 points compared to 2020 (2021’s NPS was 51 points, versus 40 points in 2020), reaching the highest level since we started measuring our NPS. According to NPS survey customer comments, satisfaction is driven by the on-time performance of our operations, crew care and service, and COVID-19 prevention measures implemented.

Working on the evolution of the customer’s digital experience was the main focus of the E-business area this year. With the objective of improving the online experience of our customers, we launched LATAM Airlines’ new website for the Ecuadorian market in May 2020, Chile and Colombia in the second half of 2020, and Brazil and Peru in the first half of 2021. The new experience includes, among other features, a notifications system that allows customers to choose how they want to receive their flight information, a more seamless booking process, automatic check-in (boarding passes are automatically sent to customers before arriving at the airport) and LATAM Wallet, our virtual payment method. We intend to keep working in 2022 to incorporate additional markets and features.

In 2021, LATAM ranked first place on the “Punctuality List 2021” compiled by the Official Airline Guide (OAG). In addition, LATAM Airlines Group was recognized as the “Best Airline in South America” in Skytrax World Airline Awards, and was recognized with a COVID-19 Airline Excellence award. In the Global Traveler GT Tested Reader Survey Awards, the group was recognized as the Best Airline of South America. Furthermore, in the 2021 edition of the APEX Passenger Choice Awards LATAM was recognized as “Best Global Airline of South America.”

Branding

The challenging context of 2020 and 2021 meant that as a brand we had a leading role in the development of communications that kept our employees, customers and all the Company’s stakeholders informed. We established a three-phase strategy to build our communications that focused first on communicating our commitment to safety, the flexibilization of commercial policies, and our support channels.

As part of the strategy of working to achieve closeness and recover our engagement with our customers, we worked on developing partnerships with important entities for the community. In Peru, for example, we are now the Official Airline of the Peruvian National Soccer Team.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 55% of total sales in 2021 (including award passengers). These direct channels support sales and service, both before and after the flight.

Our city ticket offices include additional services in order to complement the experience of our customers. Our contact centers are a multi-service channel providing support in six languages (Spanish, English, Portuguese, French, German and Italian).

We are committed to constantly improving the way we offer our products via our distribution channels, including the adoption of new technology. The Company intends to continue to improve its e-Business platforms to support expected future growth and simplify our customers’ online experience.

Our digital strategy includes mobile applications that provide trip information to our passengers. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and serve as a new direct sales channel.

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for 45% of total sales in 2021. LATAM offers travel agencies different options to connect to our systems and provide their customers our best product offering. These options include Global Distribution Systems as well as our direct connection “eLATAM,” which we are continuously expanding and improving.

LATAM is strongly committed to the digital transformation of distribution in agencies during 2022, through the IATA’s New Distribution Capability (“NDC”) standard.

Frequent Flyer Program

Our frequent flyer program is a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and, as a result, we believe it generates incremental revenue and promotes customer retention.

In 2019, we established a new way to qualify for “Elite” status in our frequent flyer program based on the price paid for the ticket, which is aligned with a simpler methodology for mileage accrual, generating simplicity and efficiency to our frequent flyer program. LATAM Pass members can access superior categories and enjoy better benefits by earning Qualifying Points on all their flights. Qualifying Points are different from LATAM Pass Points, which members can use to redeem for tickets and on-board benefits. The number of Qualifying Points that members earn depends on the dollars spent on purchasing the ticket (discounting charges, taxes and additional services) and the multiplier of the destination (domestic or international).

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

As a result of the pandemic, our members would not be able to travel as much as the prior year, so we adapted some of our policies to be more flexible to avoid negative impacts in their LATAM Pass member categories. All categories reached in 2020 were extended through March 2022. We reduced the Qualifying Points and Qualifying Segments goals by 30% to make it easier to maintain or reach a new tier. We also increased the accumulation of Qualifying Points with some of our associated banks’ credit cards and extended the expiration of miles/points during March and August 2020 (depending on the situation of each country) for three more months so that members would not lose them. These measures were available until December 2021.

We believe the frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of Multiplus and its full integration into LATAM’s network, together with LATAM Pass, create what LATAM estimates to be one of the top frequent flyer and loyalty programs in the world (measured by the number of members). LATAM Airline Brazil’s decision is consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines.

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

As of December 31, 2021, LATAM Pass had approximately 39 million members, representing an increase of 4% compared to 2020. Members of the LATAM Pass program receive benefits and accrue miles for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass program. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass members are classified in five elite levels: Gold, Gold Plus, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo business generally operates on the same route network used by the passenger airline business. It includes 135 destinations, of which 129 are served by passenger and/or freighter aircraft and six are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2021	2020	2019
ATKs (millions)	4,788.1	4,708.3	6,356.7
RTKs (millions)	3,034.9	3,077.8	3,526.0
Weight of cargo carried (thousands of tons)	801.5	784.6	903.8
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	50.8	39.3	30.2
Total cargo load factor (%)	63.4%	65.4%	55.5%

We derive our revenues from the transport of cargo through our dedicated freighter fleet and in the bellies of our passenger aircraft. Also, throughout the COVID-19 pandemic we have utilized some passenger aircraft exclusively for cargo transportation (passenger freighter flights) to keep products and economies moving.

We consider our passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy aimed at increasing our competitiveness by enhancing our belly offering. We primarily use the belly of our passenger aircraft for our cargo operations; however, during 2021 we have also flown passenger freighter flights where the main deck was also utilized for cargo transportation. Additionally, we have modified 4 Boeing 767-300 removing seats to increase cargo capacity.

As of December 31, 2021, the cargo affiliates’ freighter fleet consisted of nine Boeing 767-300 freighters and four Boeing 767-300BCF, each with a capacity for 58 structural chargeable tons of freight. The freighter fleet under operation consisted of eight Boeing 767-300F and four Boeing 767-300BCF, since one of the Boeing 767-300F was subleased to former affiliate MasAir S.A. The group expects to continue to grow its freighter fleet with the reception of three passenger to freighter conversions of Boeing 767-300 aircraft during 2022 and has orders for the conversion of six additional frames in 2023. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo.

The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of the goods transported by air to Latin American countries. Accordingly, we have headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also utilize passenger flights to and from New York, Los Angeles and Orlando and our seasonal dedicated freighter service to Chicago. Additionally, with more than ten different trucking companies we operate a road-feeder network, connecting our hub in Miami with the other main gateways in the United States (Los Angeles, New York, Chicago, Houston and Atlanta), in between the cities in which we operate and to secondary origins and destinations. During the temporary route suspension and cargo capacity decrease due to the pandemic, the trucking network was of great support for the belly and freighter network.

The LATAM group also transports cargo to and from eight destinations in Europe: Barcelona, London, Lisbon, Milan, Paris, Frankfurt, Madrid and Amsterdam. The first five points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Amsterdam is only served through freighter operations. The group operates a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.

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

The largest domestic cargo operations are in Brazil, where LATAM Cargo Brazil has a strong position as the only wide body freighter operator, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

During 2021, cargo revenues increased by 27.4%. Total cargo capacity increased 1.7% with a 1.2% increase in freighter capacity. Cargo traffic decreased 1.4%, resulting in a 2.0 percentage point decrease of the cargo load factor driven mainly by an earlier recovery of the domestic and leisure routes operated by narrow bodies compared to other routes with higher cargo demand. Cargo yield grew 29.2% year-over-year. As a result, revenues per ATK increased 25.3% in comparison to the previous year. Over 4,328 passenger freighter flights were operated; resulting in over 100,000 cargo tons transported on passenger freighters during this year. In response to the pandemic we operated 15 passenger freighters to China for the transportation of vaccines from Beijing, to Brazil, Chile and Uruguay. We also flew vaccines from Europe and the US to Chile, Perú, Brazil, Ecuador, Argentina, Uruguay and Paraguay reaching 144,103,190 doses transported. As part of our solidarity plane program we flew over 205 million doses in our domestic markets free of charge.

The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. However, since 2020, decreased belly capacity in passenger flights due to the COVID-19 pandemic has resulted in limited capacity in cargo freighters that has not fully recovered in 2021, which LATAM views as a temporary situation until passenger flights fully recover. In the region, LATAM group has been able to maintain solid market shares through efficient utilization of the fleet and network. The main competitors can be divided into three categories. Hybrid carriers, operating mixed fleets of belly and freighters such as AirFrance-KLM, Lufthansa, Qatar, Ethiopian, Korean Airlines and Avianca; pure freighters such as Atlas, Cargolux and Centurion; and, full belly such as IAG, American Airlines and United Airlines. Carriers operating freighters have greater flexibility and mixed routings that allows them to serve a wider variety of markets, diversifying their portfolio while pure belly carriers tend to have more stable service and are usually limited to their countries of origin.

Cargo-Related Investigations

See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”

Fleet

General

In connection with our Chapter 11 proceedings, we are evaluating the adequate fleet needs and right-sizing our fleet for the coming years. From the Initial Petition Date to December 31, 2021, the group has rejected 42 aircraft, agreed on stipulations with its lessors for more favorable rent terms, negotiated lease amendments and new lease agreements and reincorporated 18 aircraft with new leases. As of December 31, 2021, we had a total fleet of 310 aircraft, comprised of 297 passenger aircraft and 13 cargo aircraft, one of which was subleased to a third party (this includes six Boeing 767-ER aircraft that are classified as non-current assets available for sale; see Note 13 of our audited consolidated financial statements). The group’s fleet may continue to change after the date hereof. For further information, see “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2021—Aircraft Stipulations” and “Item 4. Information on the Company—B. Business Overview—Recent Developments in 2022 involving our Chapter 11 Proceedings.”

	Number of aircraft in operation
	Total		Aircraft included in Property, plant and equipment		Aircraft included as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	44		37		7	1.19	14.03
Airbus A320-200	133		94		39	7.53	12.03
Airbus A321-200	49		18		31	7.09	7.61
Airbus A320-neo	12		-		12	11.39	3.13
Boeing Aircraft
Boeing 767-300ER(2)	22		22		0	-	11.47
Boeing 787-8	10		4		6	7.47	8.12
Boeing 787-9	17		2		15	7.52	5.43
Boeing 777-300ER	10		4		6	5.51	10.68

Total passenger aircraft	297		181		116	7.32	10.64

Cargo aircraft
Boeing 767-300 Freighter (3)	13	(3)	12	(3)	1	9.04	17.65
Total cargo aircraft	13		12		1	9.04	17.65

Total fleet	310		193		117	7.33	10.94

(1)	All passenger aircraft bellies are available for cargo.

(2)	This includes six Boeing 767-ER aircraft that are classified as non-current assets available for sale. For more information, see Note 13 of our audited consolidated financial statements.

(3)	One Boeing 767-300F aircraft leased to a third party.

LATAM Airlines Group and its affiliates operate various different aircraft types that are suited for our different services, which include short-haul domestic and intracontinental trips as well as long-haul intercontinental flights. The aircraft have been selected based on their ability to effectively and efficiently serve all of these routes while trying to minimize the number of aircraft families that we operate.

For short-haul domestic and continental flights, LATAM Airlines Group and its affiliates operate Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9, Boeing 777-200ER and 777-300ER.

For cargo flights, we operate Boeing 767-300F aircraft.

Utilization

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	2021	2020	2019(1)
Passenger aircraft (2)
Boeing 767-300ER	3.8	3.7	10.1
Boeing 787-8/9	4.2	4.0	11.0
Airbus A320-Family	6.0	4.1	10.3
Boeing 777-300ER	3.3	3.2	10.1
Airbus A350-900 (3)	0.1	3.5	10.7
Total passenger aircraft	5.4	4.0	10.2

Cargo aircraft
Boeing 767-300 Freighter	13.3	12.9	12.3
Total cargo aircraft	13.3	12.9	12.3

Total passenger and cargo	5.7	4.7	10.5

(1)	Utilization rates are calculated by dividing total block hours by total aircraft, excluding subleased aircraft. Previously, the distinction for subleased aircraft was not made and thus, in order to facilitate comparison between 2019, 2020 and 2021, utilization rates from 2019 have been restated to reflect the change in methodology.

(2)	Passenger Utilization excluded Flights in passenger aircraft with only cargo

(3)	LATAM retired its A350s in 2021 and they are no longer currently part of the fleet.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure leases. As of December 31, 2021, LATAM had a total fleet of 310 aircraft, of which 1 was subleased to a third party and six B767 aircraft are classified as non-current assets available for sale, resulting in 303 aircraft in operation.

As of December 31, 2021, LATAM’s fleet comprised 93 financial leases, 18 tax leases, 110 leases, 60 aircraft as loan collateral and 28 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 27 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 53 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s lease maturities initially range from three to twelve years.

LATAM’s aircraft debt, which consists of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 32% of our aircraft debt has a fixed interest rate and the balance has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet currency exchange exposure to the Brazilian real, as part of the integration plan following the combination with TAM, LATAM Airlines Brazil sought to transfer the majority of its aircraft under financial leases to LATAM Airlines Group SA. As of December 31, 2021, only 1 aircraft is subject to financial lease by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of financing” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

The leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft lease obligation as of December 31, 2021 for all remaining periods through maturity (the latest of which expires in 2031) was US$ 2,202.9 million. See “Item 5. Operating and Financial Review and Prospects—E. Contractual Obligations—Long Term Indebtedness.”

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

Maintenance

LATAM Maintenance

The heavy maintenance, line maintenance and component shops are equipped and certified to service the group’s fleet of Airbus and Boeing aircraft. LATAM’s maintenance capabilities allow the group flexibility in scheduling airframe maintenance, offering an alternative to third-party maintenance providers. More than 3,500 LATAM Maintenance professionals ensure the fleet operates safely and in compliance with all local and international regulations. LATAM group strives to provide the best experience to its passengers through the highest standards of safety, on-time performance and cabin image and functionality.

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of eleven heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

In 2021, LATAM Maintenance’s continuous improvement efforts were focused on reducing costs and cash outflows. Therefore, our Digital and LEAN-Six Sigma projects were aimed to raise technician productivity, optimize inventory and diminish repair TATs.

LATAM Line Maintenance

The Line Maintenance Network serves over 140 locations and carried out over 1.6 million man hours of preventive and corrective maintenance tasks (including preservations) on the LATAM fleet during 2021. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Frankfurt, (where we are served by Lufthansa Technik), and London (served by KLM) among others.

LATAM Line Maintenance Network has hangar facilities in Santiago, São Paulo (CGH and GRU), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network by allowing the execution of tasks that might be restricted because of adverse weather conditions and environmental authority restrictions.

In 2021, the GRU station developed the capability to perform heavy maintenance on its hangar, taking advantage of the installation and line maintenance teams. This allowed the addition of a production line where B777 C Checks and landing gear replacements for the A320FAM fleet were carried out.

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

LATAM MRO

The two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provide 83% of all heavy maintenance services that LATAM demands, effectively executed 1.3 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. Occasionally other certain heavy maintenance and component services are performed for other airlines or OEMs.

The São Carlos MRO (LATAM Airlines Brazil MRO) is prepared to service up to nine aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. This facility also has 23 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGCA”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”), among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 - 787 components, and has the capability to retrofit aircraft interiors. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, LATAM group has two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGCA, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing B767 - B787. MRO Santiago has 11 shops prepared to support hangar activities such as cabin shops, galleys, structures, composite materials, avionics, wheels & brakes. MRO Santiago includes its own support engineering capabilities.

During 2021, LATAM MRO executed 446 services, including C checks (122) and Special Checks (324) for the LATAM group fleet.

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

The safety of our passengers and employees remains LATAM’s highest priority. It is for this reason that we constantly strive to further develop and improve standards in order to mitigate everyday risks, and to guarantee an acceptable level of safety and security in our operations.

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

The core foundation of this department lies within its robust Safety Management System (“SMS”), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through Flight Data Monitoring (“FDM”), also known as Flight Operations Quality Assurance (“FOQA”), we are able to capture, analyze and even visualize the data recorded during revenue flights and compare it with the company’s Standard Operating Procedures (“SOPs”). In parallel, the Line Operations Monitoring Program (LOMP) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we intend to improve overall safety, increase maintenance effectiveness, and reduce operational costs. The company’s SMS is documented, available internally to all employees, and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety as a whole. Furthermore, IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third party companies and contractors.

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

In addition to protecting the organization against any threat or unlawful action, LATAM is committed to the general health and safety of all of its employees. Therefore, through Security Management, LATAM has created a dedicated Health, Safety and Environment (“HSE”) team that, in addition to safeguarding the general wellbeing of its employees, is responsible for ensuring a safe work environment and educating against common dangers/risks associated with everyday activities. This became even more important during the COVID-19 pandemic.

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

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2021, total fuel costs represented 23.9% of our total operating expenses. As of December 31, 2021, crude oil prices increased significantly compared to December 31, 2020, and were similar to the 2019 cost per gallon. Our average into-wing price for 2021 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$2.20 per gallon, representing an increase of 22.8% from the 2020 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which is in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	Year ended December 31, (1)
	2021	2020	2019
Fuel consumption (thousands of gallons)	677,110.0	586,191.5	1,272,676.8
ASK (millions)	67,635.7	55,688.0	149,116.6
Fuel gallons consumed per 1,000 ASK	10.0	10.5	8.5
Total fuel costs (US$ thousands)	1,487,776	1,045,343	2,929,008
Cost per gallon (US$)	2.2	1.8	2.3
Total fuel costs as a percentage of total operating expenses	23.9%	17.4%	30.2%

In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates are on a weekly, bi-weekly and monthly basis. Brazil, our largest market, bases its price on a refinery posting updated every month, which is set in Brazilian real per liter, plus fees and taxes. Refinery prices in Brazil have stabilized recently creating a more competitive market for the region.

Our fuel supply agreements vary by airport and are distributed among 30 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (45%), Chile (17%), the United States (13%) and Peru (12%). In 2021, as part of the Chapter 11 proceedings and due to the expiration of some Fuel Supply contracts, we negotiated Fuel Supply in Chile, Perú, USA, Brazil, Argentina and certain major European airports. This negotiation strengthened our relations with global fuel suppliers with long term agreements and generally favorable commercial conditions that are expected to contribute to LATAM´s business plan.

In Chile and Peru, a fuel import model is used in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in São Paulo and move from there to Guarulhos, São Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so. In 2019 refinery prices in Brazil stabilized as a result of the fuel import project from LATAM. During 2019 we also worked along with the Latin American and Caribbean Air Transport Association (“ALTA”) to ensure a more competitive refinery price in Uruguay and reached an agreement that lowered its price by approximately 50 cents per gallon and which we believe achieved competitive parity with the rest of the region. During 2020 we worked along with IATA and ALTA in initiatives and financial incentives to help the industry during the crisis, and managed to accomplish a significant price reduction for international prices in Bolivia and a VAT reduction for domestic flights in Colombia.

As part of a comprehensive energy efficiency initiative, LATAM Airlines group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

●	Investments in more modern and efficient aircraft, such as the Boeing 787 and the Airbus A320neo. Investment has been carried out to perform retrofits to a portion of our Airbus A320 fleet, allowing more efficient standard operational procedures. In 2021 LATAM committed the acquisition of 28 A320Neo to the company’s operations, which will be added to the 42 previously acquired, reducing fuel consumption, CO2 and NO emissions for each flight.

●	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services). During late 2019 and early 2020, the in-flight magazine was removed from all aircraft, reducing nearly 50 kg from each flight. In addition, work with local authorities in Brazil have allowed for changes in fuel policy regulations, reducing unnecessary route reserve fuel and standardizing said fuel policy with the rest of the region.

●	As of 2019, we deployed LATAM Pilot Tools, an in-house developed mobile app. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other efficiency and safety indicators. As of December 2019, fuel efficiency initiatives were added to the pilot app, giving more visibility to their KPIs and adding significant savings.

●	Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.

●	Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

●	Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates on them that improve fuel consumption.

●	Improvements of the flight plan management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans. During 2019, we implemented policy changes, optimizing fuel planning according to destination, standardizing policies for all dispatch centers, allowing for centralized performance tracking and unified criteria.

●	During 2020, in the context of the COVID-19 pandemic, operational parameters flight speed/fuel cost relations (Cost Index) were revised to take into account the new variable cost structure, thus generating optimal Cost Indices for each aircraft to assure the most efficient operation. Regarding flight planning, route optimization was introduced, given the overflight cost reduction presented by some governments, hence allowing for shorter trajectories to be flown between long haul city pairs.

●	In a new and innovative front, work has begun with the Advanced Analytics department in order to generate Machine Learning models that allow for better weight forecasts during planning are in implementation stages. The department is expected to continue work in this line in order to generate tools for flight dispatch and planning that give them critical recommendations in flight plan parameters that directly influence fuel consumption.

●	LATAM implemented the new software from Airbus DPO (Descent Profile Optimization) optimizing the landing trajectory and is going to be installed in 200 A320 airplanes. For each year, each airplane is expected to reduce 300 tons of CO2 emissions and 100 tons of fuel consumption.

As a direct result of this program, LATAM Airlines Group was recognized between 2014 and 2019 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency (due to LATAM Airlines Group and several of its affiliates filing for Chapter 11 and the LATAM ADRs delisting from the New York Stock Exchange, the group is not eligible to be considered for the Dow Jones Sustainability Index). The magnitude of this program has allowed us to reduce operational costs along with the improvement of environmental performance, and to enhance environmental awareness both within the Company and externally.

Ground Facilities and Services

The main operations are based at the Guarulhos Airport in São Paulo, Brazil. The Brazilian affiliate also operates significant ground facilities and services at its headquarters located at Congonhas International Airport in São Paulo, Brazil.

We also have significant operations at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the DGAC and other outsourced concessions. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.

We incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In recent years, LATAM has been developing different initiatives to increase its ancillary revenues generated by its airline operations. The implementation of these initiatives aims to offer a better on-board experience, while allowing passengers to customize their journey. LATAM’s customers are able to purchase additional services such as extra luggage, preferred seating options and the flexibility to change tickets on the same day of their flight, among others.

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (LATAM Pass) and other miscellaneous income (including compensation corresponding to the JBA with Delta Air Lines). In 2021, LATAM generated other revenues of US$227.3 million from these activities.

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

LATAM also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. In general, LATAM’s vehicles are insured against the risk of robbery, damages, fire, and civil and general liabilities.

Information and Digital Technologies

During 2020 and 2021, LATAM launched a new website and mobile app in selected regions to help customers complete their purchases in less time than it took before, and manage payments, refunds and compensations through a digital wallet, all while seeking to strengthen its ancillary offering.

The group is also working on a new airport experience, with automatic check-in, new layouts, and a new kiosk experience. During 2021, we expanded airport digitization with several projects that positively impacted our customers experience, such as automatic check-in (more than 88% of customers), self-bag tag (63% of customers) and advancing with self-bag drop implementation (20% of customers by December). Besides that, the flexibility and opening of borders allowed the re-opening and expansion of several international routes, after more than 12 months of impacts. Following this trend, our customers can now send their documents digitally prior to boarding to be validated through the Ready to Fly (Pre-Flight check documentation). At the end of 2022 we expect to have an advanced implementation of digital products on customer experience for all the journey, and will face some innovations such as self-boarding (biometric). For more information on other measures, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Passenger Marketing and Sales.”

We have also incorporated a dedicated analytics and AI taskforce, focused on network optimization and flight offer personalization, fuel consumption and predictive maintenance.

Regarding compliance, LATAM has periodic reviews by internal and external advisors, alignment with best international practices and approved industry standards such as SOx (Sarbanes–Oxley Law), PCI-DSS (Payment Card Industry Data Security Standard), ISO/IEC 27001 Information Security Management, GDPR (General Data Protection Regulation - Europe) and LGPD (General Data Protection Law - Brazil), Data Protection – Colombia (Law No. 1581, 2012, and Decree No. 1377, 2013), and any other local data privacy laws of each country where LATAM operates.

LATAM has been preparing itself for cybersecurity challenges, committing resources to tools and capabilities. We have also made progress on improving our systems reliability, by adopting industry practices. Finally, we have reduced our technology vendor footprint, and re-negotiated key contracts to ensure flexibility and cost efficiency.

Regulation

Below is a brief reference to the material effects of aeronautical and other regulations in force in the relevant jurisdictions in which we operate. We are subject to the jurisdiction of various regulatory and enforcement agencies in each of the countries where we operate. We believe we have obtained and maintained the necessary authority, including authorizations and operative certificates where required, which are subject to ongoing compliance with statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

Environmental and Noise Regulation

There are no material environmental regulations or controls in the jurisdictions in which we operate imposed upon airlines, applicable to aircraft, or that otherwise affect us, except for environmental laws and regulations of general applicability.

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

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). With the adoption of this framework, the aviation industry became the first industry to achieve an agreement with respect to its CO2 emissions. The scheme, which defines a unified standard to regulate CO2 emissions in international flights, will be implemented in various phases by ICAO member states starting in 2021 (with the voluntary member states).

Safety and Security

Our operations are subject to the jurisdiction of various agencies in each of the countries where we operate, which set standards and requirements for the operation of aircraft and its maintenance.

In the United States, the Aviation and Transportation Security Act requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security required under the Aviation Security Act is provided in part by a US$5.60 per segment passenger security fee, subject to a US$11.20 per round-trip cap; however, airlines are responsible for costs in excess of this fee. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for airlines and their passengers. Since the events of September 11, 2001, the United States Congress has mandated, and the TSA has implemented, numerous security procedures and requirements that have imposed and will continue to impose burdens on airlines, passengers and shippers.

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

Route Rights

Domestic Routes: Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012 the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed in November 2013, and has been in force since that date.

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

International route rights, as well as the corresponding landing rights, are derived from a variety of air transportation agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In the past, we have generally paid only nominal amounts for international route frequencies obtained in uncontested auctions.

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

International Routes: As an airline providing services on international routes, LATAM Airlines Peru is also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Peru and various other countries. There can be no assurance that existing bilateral agreements between Peru and foreign governments will continue, and a modification, suspension or revocation of one or more bilateral treaties could have a material adverse effect on our operations and financial results.

International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it through a public auction for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route. In recent years the PDGAC has revoked the unused route frequencies of several Peruvian operators.

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

The DGAC also must comply with the standards and recommended methods of ICAO since Ecuador is a signatory of the 1944 Chicago Convention.

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

Brazil

Aeronautical Regulation

The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Civil Aviation Secretary, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, the ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing its activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control or “DECEA”), which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of airports granted to private initiative).

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

Route Rights

Domestic Routes: Brazilian airlines operate under a public services concession, and for that reason Brazilian airlines are required to obtain a concession to provide passenger and cargo air transportation services from the Brazilian authorities. In addition, an Air Operator Certificate (“AOC”) is also required for Brazilian Airlines to provide regular domestic passenger or cargo transportation services. Brazilian Airlines also need to comply with all technical requirements established by the Brazilian Aviation Authority (ANAC). Based on the Brazilian Aeronautical Code (“CBA”) established by Brazilian Federal Law No. 7,565/86, there are no limitations to ownership of Brazilian airlines by foreign investors. The CBA also states that non-Brazilian airlines are not authorized to provide domestic air transportation services in Brazil

International Routes: Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency ANAC must carry out a public bid and award it to the elected airline. ANAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. ANAC’s resolution 491/18 indicates the requirements to establish the underuse of a frequency, and how it could be revoked and reassigned. This provision of the resolution came into force in September 2019.

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

Airfare Pricing Policy

Since July 2007, as stated in resolution 3299 of the Aeronautical Civil entity, bottom level airfares for both international and domestic transportation were eliminated. Under resolution 904 issued in February 2012, the Aeronautical Civil authority ceased to impose the obligation of charging a fuel surcharge for both domestic and international transportation of passengers and cargo. As of April 1, 2012, air carriers may now freely decide whether to charge a fuel surcharge. In the case that a fuel surcharge is charged, it must be part of the fare, but shall be informed separately on the tickets, advertising or other methods of marketing used by the company.

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

Chile

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

An aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Competition Court (the “TDLC” by its Spanish name). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) the amendment or termination of acts and contracts; (ii) the amendment or dissolution of legal entities involved in the punished conducts; and/or (iii) the imposition of a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company; and when none of these alternatives can be applied, a fine up to USD 50,000,000 approximately (60,000 UTA).

As described above under “—Route Rights—Airfare Pricing Policy,” in the Resolution N°445 of August 1995, the TDLC approved a merger control transaction between LAN Chile and LADECO, but imposed a specific self-regulatory fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This Airfare Pricing Policy Plan was updated by the TDLC particularly to maintain its objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme.

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

On September 21, 2011, the TDLC issued a decision (the “Decision”) with respect to the consultation procedure initiated on January 28, 2011, in connection with the combination between LAN and TAM. The TDLC, in the Decision, approved the proposed combination between LAN and TAM, subject to 14 conditions, as generally described below:

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

Around June 2015, the FNE initiated a legal claim against LATAM before the TDLC alleging that LATAM was not complying with certain mitigation conditions related to the code share agreements with airlines outside LATAM’s global alliance as referenced above. Although LATAM opposed this allegation and responded to the claim accordingly, a settlement agreement was reached between the FNE and LATAM (the “Settlement Agreement”). The Settlement Agreement approved by the TDLC on December 22, 2015 terminated the legal proceeding initiated by the FNE and did not establish any violation of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Settlement Agreement did establish the obligation of LATAM to amend/terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Settlement Agreement.

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

As of October 15, 2019, LATAM Airlines Group S.A. was notified that Fiscalía Nacional Económica (“FNE”) begun the investigation Rol N° 2585-19, regarding the Agreement between LATAM Airlines Group S.A. and Delta Airlines Inc. On August 13, 2021, FNE, Delta and LATAM reached an out-of-court-agreement by which the investigation was closed.

On January 31, 2022, LATAM Airlines Group S.A. received a resolution issued by TDLC regarding a LATAM request for clarification about the Seventh Condition of the Decision. This resolution says that paragraphs VII.1 and VII.3 of the mentioned Condition apply to LATAM even if it doesn’t belong to a global airline alliance.

LATAM Airlines Group S.A. and Delta Air Lines successfully reached an agreement on the implementation, along with certain mitigation measures for their TransAmerican Joint Venture Agreement (JVA) with FNE and on October 28, 2021 received approval of the agreement from Chile’s Tribunal de la Libre Competencia (“TDLC”).

Brazil

The CADE approved the LAN/TAM association by unanimous decision during its hearing on December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was part (Star Alliance or oneworld); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago, Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

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

Colombia

On September 4, 2020 LATAM and Delta filed the joint venture before Aerocivil, applying for an approval of the agreement, which was finally received on May 10, 2021.

C	Organizational Structure

LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of February 28, 2022 is as follows:

Delta Air Lines
(20.00%)
Cueto Group
(16.39%)
Qatar Airways
(10.00%)
Others
(53.61%)
LATAM AIRLINES GROUP
Chile
Amaro Group
100% Non Voting Shares
51.04% Voting Shares
48.96 % Voting Shares
HoldCo S.A.
Chile
100% ON Share (voting)
100% PN Shares (non-voting)
TAM S.A.
Brazil
100%
TLA
Brazil

The LATAM group is composed of LATAM Airlines Group S.A., incorporated in Chile, and ten main affiliates: Transporte Aéreo S.A. (“LATAM Airlines Chile”), a Chilean subsidiary; LATAM Airlines Peru S.A. ( “LATAM Airlines Peru”), a Peruvian subsidiary; LATAM-Airlines Ecuador S.A. (“LATAM Airlines Ecuador,” previously Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.), an Ecuadorian subsidiary; LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), an Argentine subsidiary; Aerovías de Integración Regional S.A. (“LATAM Airlines Colombia”), a Colombian subsidiary; TAM Linhas Aereas S.A. (“LATAM Airlines Brazil”) incorporated in Brazil; Transporte Aéreos del Mercosur S.A. (“LATAM Paraguay”), incorporated in Paraguay; LAN Cargo S.A. (“LATAM Cargo”); Linea Aerea Carguera de Colombia S.A. (“LANCO” or “LATAM Cargo Colombia”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA” or LATAM Cargo Brazil”) in Brazil.

As of December 31, 2021 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 99.81% stake in LATAM Airlines Peru through direct and indirect interests, a 55.00% stake of the voting shares of LATAM-Airlines Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LATAM-Airlines Ecuador, a 99.20% indirect stake in LATAM Airlines Colombia and a 100% stake of the non-voting shares of TAM, and 51.04% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100% of the voting shares of TAM. Following changes in Brazilian law, which now permits foreign persons to own up to 100% of the voting capital of Brazilian airlines, in February 2019, we increased our ownership of the voting shares of Holdco I S.A. to 51.04%.

The cargo operations are carried out by LATAM Cargo, LATAM Cargo Brazil and LATAM Cargo Colombia. As of December 31, 2021, we held 100% of the non-voting shares and 20% (preferred) of TAM S.A. (a total of 63.09% of TAM S.A.) which is the sole shareholder of LATAM Cargo Brazil and a 90% stake in LATAM Cargo Colombia through direct and indirect participation. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of LATAM Cargo Brazil. The cargo business is marketed internationally primarily under the LATAM Cargo brand.

D	Property, Plant and Equipment

Chile

Headquarters

Our main facilities are located on approximately five acres of land that we rent near the Comodoro Arturo Merino Benítez International Airport in Santiago. The complex includes approximately 14,000 m2 of office space, 3,000 m2 of conference space and training facilities, 1,000 m2 of dining facilities and mock-up cabins used for crew instruction.

In addition, we rent 8,100 m2 for our executive offices in a central location of Santiago, Chile. This space is distributed in nine floors along two buildings. We also own a 17,000 m2 property in Santiago, Chile.

Maintenance Base

Our 82,000 m2 maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar, warehouses, workshops and offices, as well as a 52,000 m2 aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We have a 5,000 m2 office building plus a 1,000 m2 office and workshop space. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 10,700 m2 of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes. The lease has a duration of 30 days and is renewed monthly.

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

In Guarulhos, LATAM has a total area of approximately 12,649 m2 distributed within the Passenger Terminal, including areas such as Check-in, Ticket Sales, Check Out, Operations Areas, a VIP Lounge and Aircraft Maintenance spaces. The Hangar Complex adds an area of 65,080 m². The cargo terminal has 252 m² of office and 17,215 m² of open area. Our Distribution Center Supplies area occupies 3,030 m².

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2021, including:

1. Opening of 4 new bases: Petrolina, Juazeiro do Norte, Vitória da Conquista and Jericoacoara

2. Optimization of spaces in 16 Airports

3. Installation of new energy generating equipment in the Guarulhos Cargo Terminal Cooler

Other locations

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aero Term, a division of Real Term Global. For the year ended 2021, we paid US$10.5 million in rent under the foregoing leases.

In February 2014, the Company entered into a lease agreement with Miami-Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual land cost of US$172,080.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A	Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2021, 2020 and for the years ended December 31, 2021, 2020 and 2019, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report. The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2021, 65.4% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 30.2% came from our cargo business. The remaining 4.4% was classified as other operating income, which consists primarily of subleases of aircraft to third parties and other miscellaneous income.

Our operating environment in 2021 was marked by volatility in the region resulting from the COVID-19 pandemic. Our results of operations and our ability to continue as a going concern depend on developments relating to our Chapter 11 proceedings.

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

	Year ended December 31,
	2021	2020	Var. %
ASKs (million) (at period end)
International	20,461.0	23,883.3	(14.3)%
SSC	17,847.8	10,974.5	62.6%
Domestic Brazil	29,326.8	20,830.2	40.8%
Total	67,635.7	55,688.0	21.5%

RPKs (million)
International	13,500.5	17,620.4	(23.4)%
SSC	13,359.8	8,346.3	60.1%
Domestic Brazil	23,456.3	16,657.8	40.8%
Total	50,316.5	42,624.5	18.0%

Passenger load factor (%)
International	66.0	73.8	(7.8	)pp
SSC	74.9	76.1	(1.2	)pp
Domestic Brazil	80.0	80.0	0.0	pp
Combined load factor	74.4	76.5	(2.1	)pp

In terms of passengers transported by LATAM, during 2021 we carried 11.9 million more passengers than in 2020, totaling 40.2 million passengers. For the full year 2021, passenger traffic increased 18% and total passenger capacity increased 21.5%

During 2021, ASKs for domestic operations in Brazil increased by 40.8% compared to the previous year. Passenger traffic as measured by RPKs increased by 40.8% in 2021 with regard to 2020, resulting in a stable passenger load factor, remaining at 80.0%

The domestic operations of our affiliate carriers based in SSC, which accounted for 26.4% of total passenger capacity (measured by ASKs) in 2021, showed an increase of 60.1% in passenger traffic (measured by RPKs) in the year while capacity increased 62.6% as compared to 2020. As a result, the passenger load factor declined by 1.2 percentage points to 74.9%.

The group’s international operations were most affected by the pandemic’s resulting government-imposed lockdowns, border closures and travel restrictions. Compared to the previous year, capacity in international operations decreased by 14.3% and traffic by 23.4% compared to 2020, resulting in a decrease of 7.8 percentage points in passenger load factors, which reached 66.0%.

Cargo Operations

Cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by our capacity, traffic, cargo load factors and yield. Our capacity is measured in terms of available ton kilometers (“ATKs”) which represents the number of tons available across our network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. We measure traffic in revenue ton kilometers (“RTKs”) as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of our cargo capacity that is actually used to transport cargo for our customers. Finally, we use cargo yield, or revenue from cargo operations divided by RTKs, to measure the average amount that our customers pay to transport one ton of cargo per kilometer.

During 2021, cargo traffic declined by 1.4% compared to 2020, while cargo capacity increased 1.7% year-over-year, which led to a drop of 2.0 percentage points in cargo load factors to 63.4%. Cargo yield grew 29.2% year-over-year. As a result, revenues per ATK increased 25.3% in comparison to the previous year.

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

As an airline, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2021, average jet fuel prices increased 25.3%. LATAM Airlines group has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Upon filing for Chapter 11, counterparties terminated all of our hedging contracts. Subsequently, the Company has entered into new fuel hedging contracts in accordance with orders from the Bankruptcy Court. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

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

The Aircraft Rentals expense line is used to account for the expenses associated with the group’s variable payments related to aircraft with operating leases whose long-term agreements have been signed and approved by the US Court. During 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Restructuring activities expenses refers to the expenses in connection with the Chapter 11 proceedings, including costs related with the rejection of aircraft lease contracts, rejection of IT contracts, renegotiation of fleet contracts and legal advice fees, among others. For more information on the restructuring activities expenses, please see Note 2, 17 and 27 of our audited consolidated financial statements.

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2021 compared to year ended December 31, 2020.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2021, and December 31, 2020.

	Year Ended December 31,
	2021	2020	2021	2020
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2021/2020 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	3,342.4	2,713.8	68.4%	69.2%	23.3%
Cargo	1,541.6	1,209.9	31.6%	30.8%	27.4%
Total operating revenues	4,884.0	3,923.7	100.0%	100.0%	24.5%

Cost of sales	(4,963.5)	(4,513.2)	(101.6)%	(115.0)%	10.0%

Gross margin	(79.5)	(589.5)	(1.6)%	(15.0)%	(86.5)%
Other operating income	227.3	411.0	4.7%	10.5%	(44.7)%
Distribution costs	(291.8)	(294.3)	(6.0)%	(7.5)%	(0.8)%
Administrative expenses	(439.5)	(499.5)	(9.0)%	(12.7)%	(12.0)%
Other operating expenses	(535.8)	(692.9)	(11.0)%	(17.7)%	(22.7)%
Restructuring activities expenses	(2,337.2)	(990.0)	(47.9)%	(25.2)%	136.1%
Financial income	21.1	50.4	0.4%	1.3%	(58.1)%
Financial costs	(805.5)	(587.0)	(16.5)%	(15.0)%	37.2%
Foreign exchange gains/(losses)	131.4	(48.4)	2.7%	(1.2)%	(371.5)%
Result of indexation units	(5.4)	9.3	(0.1)%	0.2%	(157.7)%
Other gains/(losses)	30.7	(1,874.8)	0.6%	(47.8)%	(101.6)%

Income (loss) before income taxes	(4,084.2)	(5,105.8)	(83.6)%	(130.1)%	(20.0)%
Income (loss) tax expense	(568.9)	550.2	(11.6)%	14.0%	(203.4)%

Net income (loss) for the period	(4,653.1)	(4,555.5)	(95.2)%	(116.1)%	2.0%

Income (loss) for the period attributable to the parent company’s equity holders	(4,647.5)	(4,545.9)	(95.2)%	(115.9)%	2.2%

Income (loss) for the period attributable to non-controlling interests	(5.7)	(9.6)	(0.1)%	(0.2)%	(41.4)%

Net income (loss) for the period	(4,653.1)	(4555.5)	(95.2)%	(116.1)%	2.0%

Earnings per share
Basic earnings per share (US$)	(7.66397)	(7.49642)	n.a	n.a	2.1%
Diluted earnings per share (US$)	(7.66397)	(7.49642)	n.a	n.a	2.1%

The	abbreviation “n.a.” means not available.

Operating Revenues

Our total operating revenues increased by 24.5% to US$4,884.0 million for the year ended December 31, 2021 compared to revenues of US$3,923.7 million in 2020. The 2021 increase in operating revenues was mainly attributable to the recovery in air travel and its impact on passenger revenues. Passenger and cargo revenues accounted for 68.4% and 31.6% of total operating revenues in 2021, respectively.

Our consolidated passenger revenues increased by 23.2% to US$3,342.4 million in 2021 from US$2,713.8 million in 2020, as a result of the easing of travel restrictions both in the region and worldwide, and its subsequent impact on passenger operations. Consequently, load factor increased to 74.4% in 2021, a decrease of 2.1 percentage points with respect to 2020.

Cargo revenues increased by 27.4%, to US$1,541.6 million in 2021 from US$1,209.9 million in 2020, mainly driven by the cargo freighters’ strong performance and the increasing trend in yields during the year. Cargo capacity increased by 1.7% and traffic decreased by 1.4%, resulting in a 2.0 p.p. load factor decreased. Cargo yields grew 29.2% year over year and as a result, revenues per ATK increased by 25.3%.

Cost of Sales

Cost of sales increased by 10.0% to US$4,963.5 million for the year ended December 31, 2021 (from US$4,513.2 million in 2020), mainly due to the operational recovery and its direct impact on variable costs.

The table below presents cost of sales information for the fiscal year ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020	2021	2020
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2021/2020 % change
Revenues	4,884.0	3,923.7	100.0%	100.0%	24.5
Cost of sales	(4,963.5)	(4,513.2)	(101.6)%	(115.0)%	10.0

Aircraft Fuel	(1,487.8)	(1,045.3)	(30.5)%	(26.6)%	42.3
Wages and Benefits	(766.2)	(779.7)	(15.7)%	(19.9)%	(1.7)
Other Rental and Landing Fees	(749.8)	(717.0)	(15.4)%	(18.3)%	4.6
Depreciation and Amortization	(1,073.0)	(1,168.5)	(22.0)%	(29.8)%	(8.2)
Aircraft Maintenance	(533.9)	(472.4)	(10.9)%	(12.0)%	13.0
Passenger Services	(77.4)	(97.5)	(1.6)%	(2.5)%	(20.6)
Aircraft Rentals	(120.6)	0	(2.5)%	n.a.	n.a.
Other Costs of Sales	(154.8)	(232.8)	(3.2)%	(5.9)%	(33.5)

Fuel costs increased by 42.3%, mainly as a result of a 15.5% increase in fuel consumption compared to 2020 attributed to the easing of travel and sanitary restrictions followed by the recovering trend in passenger operations.

Wages and benefits decreased slightly by 1.7%, explained by the decline in average headcount and outsourcing of certain airport operations in order to improve efficiency in 2021, which both compensate for the return to normal salary levels for the majority of employees after the voluntary salary reductions adopted in 2020.

Other rental and landing fees increased 4.6%, mainly due to the recovery in passenger operations during the year.

Depreciation and amortization decreased by 8.2%, primarily following LATAM’s reduction in fleet size, an effect that has been accentuated with the wide body fleet rejections, though partially offset increasing catch-up maintenance tasks associated with the return of aircraft into service and engine and components repairs.

Aircraft maintenance increased by 13.0% mainly due to the increased level of operations and to catch up on task deferrals and costs associated with the return of aircraft into service after extended downtime.

Passenger service declined by 20.6% mainly explained by the renegotiation of contracts with suppliers and restrictions to onboard catering services from certain countries due to the pandemic.

The Aircraft Rentals line includes costs associated with lease payments based on power by the hour (PBH) for contracts that have been modified to that structure. The Aircraft Rentals expense line is used to account for the expenses associated with the group’s variable payments related to aircraft with operating leases whose long-term agreements have been signed and approved by the US Court. During 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities). In 2021, aircraft rental expenses totaled US$120.6 million.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) totaled a loss of US$79.5 million, compared to a loss of US$589.5 in 2020.

Other Consolidated Results

Other operating income decreased in 2021 by 44.7%, from US$411.0 million in 2020 to US$227.3 million in 2021, as a result of the reduction in aircraft rental revenue due to the reduction of subleased aircraft to third parties, and a reduction in LATAM Travel tours and revenues for approximately US$60 million and a compensatory payment of US$62 million from Delta received in 2020 for the cancelation of four A350 purchase agreements. Additionally, in 2020 LATAM received compensation payments for the early return of certain subleased aircraft, which is not present in the 2021 comparison.

Distribution costs maintained stable, totaling US$291.8 million, compared to US$294.3 million in 2020.

Administrative expenses decreased by 12.0% from US$499.5 million in 2020 to US$439.5 million, due to the reduction in headcount which started to take place by the end of the second quarter of 2020. In 2020, LATAM group had an average of 35,281 employees, while in 2021 this was reduced to an average of 28,429 employees.

Other operating expenses decreased by 22.7% from US$692.9 million in 2020 to US$535.8 million as a result of bad debt provisions and various labor, civil and legal processes..

Restructuring activities expenses totaled US$2,337.2 million in 2021, in connection with our Chapter 11 proceedings, and included costs related with the renegotiation of fleet contracts and legal advice fees. For more information on the restructuring expenses, please see Note 2, 17 and 27 of our audited consolidated financial statements.

Financial income decreased by 58.1% to US$21.1 million in 2021 from US$50.4 million in 2020, due to cash investment restrictions arising from the Chapter 11 process under which, part of the company’s cash balance must be allocated in authorized banks, subject to lower investment rates, in spite of the overall higher cash balance during the year.

Financial costs increased by 37.2% to US$805.5 million in 2021 from US$587.0 million in 2020, resulting from the draws from the DIP financing that the company has made, increasing the debt by US$1.95 billion, with a higher interest rate, in addition to debt that has not been repaid that continues to generate additional interest.

The foreign exchange gain of US$131.4 million in 2021, compared to a loss of US$48.4 million in 2020 was driven mainly by the Exchange rate gains in updating the value in dollars of the debt denominated in UF, mainly as a result of the 15.7% devaluation of the Chilean Peso during the year.

Other gains (losses) registered a gain of US$30.7 million, compared to a loss of US$1,874.8 million in 2020, principally due to the goodwill impairment recognized in 2020.

The income tax expense for 2021 amounted to US$(568.9) million as compared to an income tax benefit of US$550.2 million in 2020. This variation is mainly explained by a derecognition of deferred tax assets, related to accumulated tax losses that the Company does not expect to utilize in the foreseeable future of US$1.25 billion. For more information, see Note 18 to our audited consolidated financial statements.

Net loss

Net loss for the year ended December 31, 2021 totaled US$4,653.1 million. Net loss attributable to the parent company’s shareholders was US$4,647.5 million in 2021.

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2020 compared to year ended December 31, 2019.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2020, and December 31, 2019.

	Year Ended December 31,
	2020	2019	2020		2019
	(in US$ millions, except per share data)		As a percentage of total operating revenues			2020/2019 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	2,713.8	9,005.6	69.2%		89.4%	(69.9)%
Cargo	1,209.9	1,064.4	30.8%		10.6%	13.7%
Total operating revenues	3,923.7	10,070.1	100.0%		100.0%	(61.0)%

Cost of sales	(4,513.2)	(7,951.3)	(115.0)%		(79.0)%	(43.2)%

Gross margin	(589.5)	2,118.8	(15.0)%		21.1%	(131.9)%
Other operating income	411.0)	360.9	10.	%5	3.6%	13.9%
Distribution costs	(294.3)	(580.0)	(7.5)%		(5.8)%	(49.3)%
Administrative expenses	(499.5)	(735.2)	(12.7)%		(7.3)%	(32.1)%
Other operating expenses	(692.9)	(422.8)	(17.7)%		(4.2)%	63.9%
Restructuring activities expense	(990.0)	0	(25.2)%		0	n.a.
Financial income	50.4	26.3	1.3%		0.3%	91.7%
Financial costs	(587.0)	(589.9)	(15.0)%		(5.9)%	(0.5)%
Foreign exchange gains/(losses)	(48.4)	(32.6)	(1.2)%		(0.3)%	48.6%
Result of indexation units	9.3	(15.0)	0.2%		(0.1)%	(162.4)%
Other gains/(losses)	(1,874.8)	11.5	(47.8)%		0.1%	(16,367.1)%

Income (loss) before income taxes	(5,105.8)	142.0	(130.1)%		1.5%	(16,525.2)%
Income (loss) tax expense	550.2	53.7	14.0%		0.5%	924.6%

Net income (loss) for the period	(4,555.5)	195.6	(116.1)%		2.0%	(2,773.1)%

Income (loss) for the period attributable to the parent company’s equity holders	(4,545.9)	190.4	(115.9)%		1.9%	(2,487.2)%

Income (loss) for the period attributable to non-controlling interests	(9.6)	5.2	(0.2)%		0.1%	(286.1)%

Net income (loss) for the period	(4555.5)	195.6	(116.1)		2.0	(2,773.1)%

Earnings per share
Basic earnings per share (US$)	(7.49642)	0.31403	n.a		n.a	n.a
Diluted earnings per share (US$)	(7.49642)	0.31403	n.a		n.a	n.a

*	The abbreviation “n.a.” means not available.

Operating Revenues

Our total operating revenues decreased by 61.0% to US$3,923.7 million in the year ended December 31, 2020 compared to revenues of US$10,070.1 million in 2019. The 2020 decrease in operating revenues was attributable to a 69.9% decrease in passenger revenues, partially offset by a 13.7% increase in cargo revenues. Passenger and cargo revenues accounted for 69.2% and 30.8% of total operating revenues in 2020, respectively.

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

The table below presents cost of sales information for the fiscal year ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	2020	2019
	(in US$ millions, except as otherwise stated)		As a percentage of total operating revenues		2020/2019 % change
Revenues	3,923.7	10,070.1	100.0%	100.0%	(61.0)%
Cost of sales	(4,513.2)	(7,951.3)	(115.0)%	(79.0)%	(43.2)%

Aircraft Fuel	(1,045.3)	(2,929.0)	(26.6)%	(29.1)%	(64.3)%
Wages and Benefits	(779.7)	(1,428.1)	(19.9)%	(14.2)%	(45.4)%
Other Rental and Landing Fees	(717.0)	(1,271.4)	(18.3)%	(12.6)%	(43.6)%
Depreciation and Amortization	(1,168.5)	(1,329.9)	(29.8)%	(13.2)%	(12.1)%
Aircraft Maintenance	(472.4)	(444.6)	(12.0)%	(4.4)%	6.3%
Passenger Services	(97.5)	(261.5)	(2.5)%	(2.6)%	(62.7)%
Other Costs of Sales	(232.8)	(286.8)	(5.9)%	(2.8)%	(18.8)%

Fuel costs declined by 64.3%, mainly as a result of a 53.9% decrease in fuel consumption compared to 2019 attributed to the significant decrease in capacity during the year and a 22.7% decline in fuel price (excluding hedge).

Wages and benefits decreased 45.4%, explained by a decrease of 14.0% in the average headcount, voluntary salary reductions adhered to by the vast majority of employees, and the depreciation of local currencies.

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

Administrative expenses decreased by 32.1% from US$735.2 million in 2019 to US$499.5 million, due to a reduction in average headcount in the year and a devaluation of local currencies.

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

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s Argentina entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs, recognized in the consolidated income statement under “Result of indexation units”.

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

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) on currency translation, before tax”.

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar for the pricing of our products, composition of our balance sheet and effects on our results of operations. In 2021, approximately 40% of our revenues were in U.S. dollars or in currencies pegged to the U.S. dollar and approximately 63% of our expenses were denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (79.0% as of December 31, 2021), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2021, 80.1% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded net foreign exchange losses of US$48.4 million in 2020 and net foreign exchange gain of US$131.4 million in 2021, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 29 to our audited consolidated financial statements.

Critical Accounting Policies

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

(b)	Useful life, residual value, and impairment of property, plant, and equipment

(c)	Recoverability of deferred tax assets

(d)	Air tickets sold that will not be finally used.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

(f)	Provisions needs, and their valuation when required

(g)	Leases

(h)	Investment in subsidiary (TAM)

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

	2021	2020	2019
Cost per ASK
Operating expenses (US$ thousands)	6,230,623	5,999,957	9,689,325
Divided by ASK (million)	67,635.7	55,688.0	149,111.9
= Cost per ASK (US$ cents)	9.21	10.77	6.50

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	6,230,623	5,999,957	9,689,325
– Aircraft fuel (US$ thousands)	1,487,776	1,045,343	2,929,008
Divided by ASK (million)	67,635.7	55,688.0	149,111.9
= Cost per ASK excluding fuel price variations (US$ cents)	7.01	8.90	4.53

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2021	2020	2019
Passenger Revenues (US$ thousands)	3,342,381	2,713,774	9,005,629
ASK (million)	67,635.7	55,688.0	149,111.9
Passenger Revenues/ASK (US$ cents)	4.94	4.87	6.04
Cargo Revenues (US$ thousands)	1,541,634	1,209,893	1,064,434
ATK (million)	4,788.1	4,708.3	6,356.7
Cargo Revenues/ATK (US$ cents)	32.20	25.70	16.75

Seasonality

Our operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the Company. However, seasonality is partially mitigated by LATAM’s focus on business passengers (which are less sensitive to seasonality). Additionally, the expansion of the Company into other countries with different seasonal patterns has also moderated the overall seasonality of the passenger business. COVID-19 has also disrupted traditional seasonality patterns and introduced new factors to consider, such as the consideration of months or seasons in which the number of cases tends to be higher, traveling restrictions imposed by different countries, vaccination rates or the surge or spread of new variants of COVID-19.

Operating Data

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2019, December 31, 2020 and December 31, 2021. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data:	2021	2020	2019
ASKs (million)	67,635.7	55,688.0	149,111.9
RPKs (million)	50,316.5	42,624.4	124,521.1
ATKs (million)	4,788.1	4,708.3	6,356.7
RTKs (million)	3,034.9	3,077.8	3,526.0

B	Liquidity and Capital Resources

LATAM’s cash and cash equivalents amounted to US$1,046.8 million as of December 31, 2021, US$1,695.8 million as of December 31, 2020 and US$1,072.6 million as of December 31, 2019. Additionally, the Company had short-term marketable securities totaling US$0.3 million as of December 31, 2021, US$0.3 million as of December 31, 2020, US$386.7 million as of December 31, 2019. LATAM’s cash and cash equivalents and marketable securities totaled US$1,047.2 million as of December 31, 2021, US$1,696.2 million as of December 31, 2020 and US$1,459.2 million as of December 31, 2019.

The US$ 649.0 million decrease in cash and cash equivalents and marketable securities from 2020 to 2021 can be explained mainly by the continued limited operations due to the restrictions and border closures of countries during the COVID-19 outbreak and deferral of capital expenditures corresponding to the previous year compensated by partial draws of the Debtor in Possession (“DIP”) financing during the year.

The US$237.0 million increase in cash and cash equivalents and marketable securities from 2019 to 2020 can be explained mainly by a first, partial draw of the Debtor in Possession (“DIP”) financing obtained by the company and the draw in full of the Revolver Credit Facility (“RCF”), which more than offset the negative cash flow from operating activities in a year marked by the COVID-19 pandemic and its severe impact on the airline industry, and debt repayments mostly in the first quarter of the year.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2021, 2020 and 2019 and our total cash position as of December 31, 2021, 2020 and 2019.

	2021	2020	2019
	(in US$ million)
Net cash flow from operating activities	(184.1)	(494.7)	2,826.7
Net cash flow from (used in) investing activities	(542.7)	33,6	(1,419.2)
Net cash flow from (used in) financing activities	109.6	1,120.8	(1,343.5)
Effects of variation in the exchange rate on cash and cash equivalents	(31.9)	(36.5)	(73.0)

Cash and cash equivalents at the beginning of the year	1,695.8	1,072.6	1,081.6
Cash and cash equivalents at the end of the year	1,046.8	1,695.8	1,072.6

As of December 31, 2021 in addition to cash and marketable securities, LATAM has US$1,250 million related to the undrawn portion of the DIP.

Net cash flows from operating activities

Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2021 increased by US$310.6 million, from US$(494.7) million to US$ (184.1) million, mainly due to an increase in operations (a 21% increase compared to 2020) thanks to the recovery of the operation and the lifting of the most severe travel restrictions across the region.

Net cash inflows from operating activities in 2020 decreased by US$3,321.4 million, or 117.5%, from US$2,826.7 million to US$ (494.7) million. This was a direct consequence of the reduced operation (37% of ASKs compared to 2019) caused by the COVID19 pandemic and government restrictions on travel.

Net cash flow used in investing activities

Net cash used in investing activities in 2021 increased to US$ 542.7 million from US$(33.6) million in 2020. The increase is explained mainly by deferred capital expenditures in aircraft, engines, freighter conversions, maintenance and investment projects from 2020 and by the recovery in operation.

The inflow related to the net predelivery payments received by LATAM reached US$ 263.4 million for the year 2019, higher than the net predelivery payments outflows of US$54.7million for the year 2018. For further details, please refer to Note 35 to our audited consolidated financial statements.

Net cash flows used in financing activities

In 2021, net cash in financing activities amounted to US$109.6 million, a decrease of US$1,011.2 million from the US$1,120.8 million in cash used in financing activities in 2020. In 2021, the company paid US$463.0 million in loan repayments, a reduction of US$330.7 million explained mainly by the Chapter 11 process. Total debt issuances in 2021 amounted to US$ 791.1 million, a decrease of US$ 1,006.6 million compared to US$ 1,798.3 million issued in 2020.

In 2020, net cash in financing activities amounted to US$1,120.8 million, an increase of US$2,464.3 million from the US$1,343.5 million in cash used in financing activities in 2019. In 2020, the company paid US$793.7 million in loan repayments, a reduction of US$1,066.7 million explained mainly by the Chapter 11 process. Total debt issuances in 2020 amounted to US$1,798.3 million, an increase of US$16.6 million compared to US$1,781.7 million issued in 2019. This is explained by the drawing of DIP financing and the Revolving Credit Facility that the Company had available, as the Company issued no bonds nor obtained loans.

Sources of financing

Long term

The Company typically finances our fleet with long-term loans covering between 80% and 100% of the net purchase price. It also finances our aircraft under sale and leaseback arrangements and operational leases in order to add flexibility to our fleet. For more information regarding fleet financing, please refer to the information below and to “—E. Contractual Obligations—Long Term Indebtedness.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of ticket receivables or the securitization of fleet and engines.

Short term

As of December 31, 2021, the company had US$ 1,250 million fully committed and available from the undrawn Debtor in Possession - DIP - facility. Following the year end, on March 14, 2022, the Company drew an additional US$300 million, with a remainder of US$950 million in undrawn DIP financing.

Capital expenditures

Capital expenditures are related to the acquisition of aircraft, aircraft-related equipment, IT equipment, support infrastructure and the funding of pre-delivery deposits. LATAM’s capital expenditures totaled US$ 587.2 million in 2021, US$ 324.3 million in 2020 and US$1,276.6 million in 2019, and purchases of intangible assets totaled US$ 88.5 million in 2021, US$ 75.4 million in 2020 and US$140.2 million in 2019. See “—Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures for the 2022 calendar year, which are subject to change and may differ from the actual capital expenditures.

Estimated capital expenditures by year, as of December 31, 2022
2022
(in US$ millions)
Fleet Commitments (1)	534
PDPs (2)	(27)
Other expenditures (3)	1,067

(1)	The amount of Fleet Commitments presented includes all the committed deliveries with estimates regarding (i) changes in scheduled delivery dates; (ii) conversion of certain aircraft types and (iii) aircraft of which we do not expect to take delivery, regardless of the financing that the aircraft will have upon arrival, thus representing the sum of aircraft capex and future sale and leasebacks.

(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.

(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of on balance fleet, projects and others, plus purchases of intangible assets.

C	Research and Development, Patents and Licenses, etc.

Trademark LATAM has been registered in Argentina, Australia, Bolivia, Canadá, China, Colombia, South Korea, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, Dominican Republic, Taiwan, European Union, Uruguay, the United States, and Venezuela; Trademark LATAM AIRLINES has been registered in Argentina, Bolivia, China, Colombia, South Korea, Cuba, Ecuador, El Salvador, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, Taiwan, European Union, Uruguay and Venezuela.

LATAM AIRLINES ARGENTINA has been registered in Argentina; LATAM AIRLINES COLOMBIA has been registered in Colombia; LATAM AIRLINES ECUADOR has been registered in Ecuador; LATAM AIRLINES PARAGUAY has been registered in Paraguay and LATAM AIRLINES PERU has been registered in Peru. LATAM CARGO has been registered and/or renewed in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela. LATAM CARGO BRASIL has been registered in Brazil; LATAM CARGO COLOMBIA has been registered in Colombia; LATAM CARGO MEXICO has been registered in Mexico.

LATAM CORPORATE has been registered in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. LATAM FIDELIDADE has been registered in the following countries, Argentina, Australia, Bolivia, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, and the United States. LATAM LINEAS AEREAS has been registered in Argentina, Colombia, Ecuador and Peru; LATAM MRO has been registered in Argentina; Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela. LATAM PASS has been registered in Argentina, Australia, Bolivia, Canada, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, Uruguay, the United States, Venezuela and Australia. LATAM PASS MILES has been registered in New Zealand and Australia. LATAM TOURS has been registered in Argentina, Colombia, Ecuador and Peru. LATAM TRADE has been registered in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union and Uruguay. Trademark LATAM TRAVEL has been registered in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, Uruguay, the United States, and Venezuela; trademark LATAM TRAVEL SOLUTIONS has been registered in Panama; LATAM VIAGENS has been registered in Brazil; LATAM, JUNTOS MÁS LEJOS has been registered in Argentina and Ecuador. LATAM, TOGETHER, FURTHER has been registered in Australia, New Zealand and the European Union.

LATAMPLAY has been registered in Argentina, Colombia and Ecuador. LATIN AIRLINE NETWORK has been registered in Mexico, Nicaragua, New Zealand and the European Union. LIBREVOLADOR has been registered in Bolivia, Ecuador, Paraguay and Peru. LIBREVOLADORES has been registered in Bolivia, Ecuador, Paraguay and Peru. LIDERES DEL SERVICIO has been registered in Argentina, LINEA AEREA CARGUERA DE COLOMBIA has been registered in Colombia.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil, LATAM; LATAM AIRLINES; LATAM AIRLINES BRASIL; LATAM CARGO, LATAM CARGO BRASIL; LATAM FIDELIDADE; LATAM MRO, LATAM PASS; LATAM TRADE; TAM LINHAS AÉREAS; LATAM TRAVEL; LATAM VIAGENS; LATAM TRADE; LATAMPLAY; MERCADO LATAM; VAMOS LATAM.

FIDELIDAD has been registered in Argentina; FIDELIDAD TAM has been registered in Paraguay; LATAM AIRLINES ARGENTINA has been registered in Argentina; LATAM AIRLINES COLOMBIA has been registered in Colombia; LATAM AIRLINES ECUADOR has been registered in Ecuador; LATAM AIRLINES PARAGUAY has been registered in Paraguay and LATAM AIRLINES PERU has been registered in Peru.

D	Trend Information

On March 12, 2020, LATAM Airlines announced the suspension of its guidance for 2020 in light of the uncertainty due to the COVID-19 pandemic that is affecting the demand for air traffic. As of this date, LATAM has not reinstated its standard guidance, due to the continued uncertainty and it is not possible to quantify the exact impact on demand or how long it may take to recover, making it impossible to estimate results.

E	Contractual Obligations

Long Term Indebtedness

Secured Debt

Aircraft Debt

1. ECA/EX-IM: Bank loans & bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2021, the total outstanding amount under these facilities was US$1,101.0 million. In general, ECA and EX–IM financings have a 12-year repayment profile.

2. Commercial Bank Loans: As of December 31, 2021, secured commercial bank loans debt totaled US$ 719.4 million.

3. Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2021, the outstanding obligations under these tax leases were US$382.5 million.

Non Aircraft Debt

1. Revolving Credit Facility (RCF): During March and April 2020, LATAM Airlines Group S.A. fully drew the secured line of US $600 million. This financing expires on March 29, 2022 and is guaranteed by collateral consisting of aircrafts, engines and spare parts.

2. The total aggregate principal amount of the existing Debtor in Possession facility is US$3.2 billion (taking into account the aggregate principal amount of the Tranche A, B and C facilities). In 2020, LATAM Airlines Group S.A. drew a total of US$ 1.15 billion from Tranche A and Tranche C facilities. On June 23 and 25, 2021, the Company drew an additional US$ 225.5 million from the Tranche A facility and US$ 273.0 million from the Tranche C facility. On October 18, 2021, LATAM Airlines Group S.A entered into an amendment to the existing Debtor in Possession facility, providing for a new $750 million Tranche B facility. On November 10, 2021, the Company drew US$200 million from the Tranche B facility and on December 28, 2021, the Company drew US$200 million from the Tranche B facility. For additional information, see “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2021 and Recent Developments in 2022 involving our Chapter 11 Proceedings—Debtor-in-Possession Financing.”

Other

1. Pre-Delivery Payments (“PDP”) financing: As of December 31, 2021, the outstanding amount under PDP financings was US$106.4 million.

Unsecured Debt

2 LATAM 2024 Notes: On April 11, 2017, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$700 million, maturing in 2024 with an annual interest rate of 6.875%. As of December 31, 2021, the outstanding amount under the LATAM 2024 Notes was US$700 million.

3 2026 Notes: On February 4, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued long-term bonds in the international markets in the amount of US$600 million, maturing in 2026 with an annual interest rate of 7.000% (the “2026 Notes”). On July 11, 2019, LATAM Finance Limited, an affiliate of LATAM Airlines Group S.A., issued a re-opening of the 2026 notes in the amount of US$200 million, maturing in 2026 with an annual interest rate of 7.000%. As of December 31, 2021, the outstanding amount under the 2026 Notes was US$800 million.

4 Local Bonds: On August 17, 2017, LATAM Airlines Group S.A. issued local bonds on the Santiago Stock Exchange in the aggregate amount of UF 9,000,000 comprised of the Series A Bonds (BLATM-A), Series B Bonds (BLATM-B), Series C Bonds (BLATM-C) and Series D Bonds (BLATM-D), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 862. The total amount of Series A Bonds issued was UF 2,500,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series B Bonds issued was UF 2,500,000 with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. The total amount of Series C Bonds issued was UF 1,850,000 with a maturity date of June 1, 2022 bearing nominal interest rate at 5.25% annually. The total amount of Series D Bonds issued was UF 1,850,000, with a maturity date of January 1, 2028 bearing nominal interest rate at 5.75% annually. On June 6, 2019, LATAM Airlines Group S.A. issued local bonds listed on the Santiago Stock Exchange designated as the Series E Bonds (BLATM-E), which correspond to the first issue of bonds under the bond line registered in the Securities Registry of the CMF under number 921. The total amount of Series E Bonds issued was UF 5,500,000 with a maturity date of April 15, 2029 bearing nominal interest rate at 3.60% annually. As of December 31, 2021, the outstanding amount of Local Bonds was US$502.9 million.

5 Commercial Bank Loans: As of December 31, 2021, unsecured Commercial Bank loans debt stood at US$ 148.5 million.

As of December 31, 2021, the average interest rate of our debt was 5.6%. Out of the total debt, approximately 44% accrues interest at a fixed rate (either through a stated fixed interest rate or through the use of interest rate swap agreements) or is subject to interest rate caps. When considering the US$625.0 million of DIP financing provided by Related Parties, the average interest rate of our debt was 6.5% and the portion of debt at a fixed rate was 39.5%.

As of December 31, 2021, LATAM had US$7.8 billion in current debt liabilities. Of this amount, US$ 406.5 million consisted of short-term debt, which represents 5.2% of our total current debt liabilities.

As of December 31, 2021, we had purchase obligations with Airbus and Boeing totaling US$10.8 billion (according to manufacturer’s list price), with deliveries between 2022 and 2028, as set forth below:

●	Narrow-body passenger aircraft deliveries (Airbus A320-Family): 70 aircraft

●	Wide-body passenger aircraft deliveries (Boeing 787-9): 2 aircraft

2021 Fleet Additions

During 2021, LATAM completed the addition of the following wide-body aircraft:

●	Five Boeing 787-9 through operating leases.

During 2021, LATAM completed the addition of the following narrow-body aircraft:

●	Two Airbus A320 through operating leases, and eleven Airbus A321 through operating leases.

2020 Fleet Additions

During 2020, LATAM had no additions to the fleet.

2019 Fleet Additions

During 2019, LATAM completed the addition of the following wide body aircraft:

●	Three Airbus A350-900 through leases, one Airbus A350-900 through cash payment and two Boeing 787-9 through a tax lease.

●	During 2019, LATAM completed the addition of the following narrow body aircraft:

●	Fourteen Airbus A320-200 and three A320 Neo through leases and six Airbus A320 Neo through tax leases.

F Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The LATAM Airlines Group board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called by the chairman of the board of directors. Extraordinary meetings can be called by the chairman, or when requested by one or more directors if the need for such a meeting is previously approved by the chairman, unless the meeting is requested by a majority of the directors, in which case the meeting must be held without the previous approval of the chairman. Board compensation is determined at the Ordinary Shareholders’ Meeting and is the same for all board members, with the exception of the chairman. Compensation is based on attendance of meetings and we pay each member of the board 60 UFs per assistance to board meetings and the chairman 120 UFs for attendance.

On March 31, 2020 Roberto Alvo, former Chief Commercial Officer, took over as CEO of LATAM Airlines Group, in the place of Enrique Cueto, who served LATAM in that capacity for 25 years.

The current board of directors was elected at the ordinary shareholders’ meeting held on April 20, 2021.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto(1)	Director / Chairman
Enrique Ostalé	Director
Enrique Cueto(1)	Director
Nicolás Eblen (2)	Director
Henri Philippe Reichstul	Director
Patrick Horn	Director
Alexander Wilcox	Director
Eduardo Novoa	Director
Sonia Villalobos	Director

Senior Management	Position
Roberto Alvo	CEO LATAM
Ramiro Alfonsín	CFO LATAM
Martin St. George	CCO LATAM
Paulo Miranda	VP Customers LATAM
Hernán Pasman	VP Operations, Maintenance and Fleet LATAM
Emilio del Real	VP Human Resources
Juan Carlos Menció	VP Legal

(1)	Messrs. Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”

(2)	Mr. Nicolás Eblen is a member of the Eblen Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.

Directors

Mr. Ignacio Cueto, has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019 and April 2020. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group. As of February 28, 2022, Mr. Cueto shared in the beneficial ownership of 99,381,777 common shares of LATAM Airlines Group (16.4% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Enrique Cueto, has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr. Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is member of the International Air Transport Association (“IATA”) Board of Governors. He is also a member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile, and Executive Member of the Latin American and Caribbean Air Transport Association (“ALTA”). Mr. Cueto is the brother of Mr. Ignacio Cueto, Chairman of the board. Mr. Cueto is also a member of the Cueto Group. As of February 28, 2022, Mr. Cueto shared in the beneficial ownership of 99,381,777 common shares of LATAM Airlines Group (16.4% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Enrique Ostalé joined LATAM Airlines Group’s Board of Directors in April 2020. He was chairman of the Board of Walmart Chile up to March 2021 and is currently Chairman of the Board of Walmart Mexico and Central America SBA (until April 2022 as publicly announced). Prior to this role, he was Executive Vice President and Regional Chief Executive Officer – U.K, Latin America and Africa, at Walmart International. Mr. Ostalé assumed this expanded regional role in April 2017 after serving previously as CEO of Walmart Latin America, India and Africa (2016- 17), as CEO of Walmart Mexico, Central America and Latin America (2013-16) and president and CEO of Walmart Chile (2006-13), when he led the successful transition of D&S S.A into what is today Walmart Chile, following its acquisition by Walmart Inc. in 2009. Mr. Ostalé holds an undergraduate degree in economics and business administration from Adolfo Ibáñez University and a Master of Science in Accounting and Finance from the London School of Economics.

Mr. Nicolás Eblen, has served on LATAM’s board of directors since April 2017 and was re-elected to the board of directors of LATAM in April 2019 and April 2020. Mr. Eblen currently serves as CEO of Inversiones Andes SpA, a position he has held since 2010. In addition, he serves on the board of directors of Granja Marina Tornagaleones S.A., Río Dulce S.A., Patagonia SeaFarms Inc., SalmonChile A.G., and Sociedad Agrícola La Cascada Ltda. Mr. Eblen holds a Bachelor’s degree in Industrial Engineering, major in Computer Science from Pontificia Universidad Católica de Chile and a Master in Business Administration from Harvard Business School. As of February 28, 2022, the Eblen Group had the beneficial ownership of 27,644,702 common shares of LATAM Airlines Group (4.6% of LATAM Airlines Group’s outstanding shares). For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Senior Management

Mr. Roberto Alvo is LATAM’s Chief Executive Officer (“CEO”), a position he holds since March 31, 2020, prior to which he worked as LATAM’s Chief Commercial Officer (“CCO”), since May 2017, and was responsible of the Group’s passenger and cargo revenue management, with all the commercial units reporting to him. Previously, he was Senior Vice-President of International and Alliances at LATAM Airlines since 2015, and Vice-President of Strategic Planning and Development since 2008. Mr. Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

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

B	Compensation

For information on executive compensation, see “—D. Employees” below.

C	Board Practices

Our board of directors is currently comprised of nine members. The terms of each of our current directors will expire in 2023, unless previously renewed in accordance to applicable law or pursuant to the Company’s Chapter 11 proceedings. See “—Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (the “Regulation to the Chilean Corporate Law”, and together with the Chilean Corporation Act, the “Chilean Corporate Law”), LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

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

As of December 31, 2021, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2021, the committee members were Mr. Eduardo Novoa Castellón, Mr. Nicolás Eblen Hirmas and Mr. Patrick Horn García. We pay each member of the committee 80 UFs per meeting.

Other LATAM Board Committees

LATAM’s board of directors has also established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management. We pay each member of a sub-committee 48 UFs per meeting.

In June 2014, LATAM’s board of directors established a Risk Committee to oversee the creation, implementation and management of a risk matrix for the Company.

Corporate Governance Practices

The company follows strict procedures in order to comply with current legislation in the United States and in Chile on corporate governance. In this context, the Company has published a Manual for Corporate Practices which can be found on the LATAM investor relations website and incorporates the applicable legislation in its policies and decisions. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report.

D	Employees

The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2021	2020	2019
Administrative	4,372	4,477	6,966
Sales	891	982	2,505
Maintenance	4,541	4,487	4,911
Operations	9,352	10,195	13,538
Cabin crew	6,708	5,918	9,511
Cockpit crew	3,250	3,056	4,298

Total	29,114	29,115	41,729

(1)	As of December 31, 2021, approximately 54% of our employees worked in Brazil, 25% in Chile, 9% in Peru, 1% in Argentina, 5% in Colombia, 1% in Ecuador and 5% in the rest of the world.

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

Regarding benefits, we usually provide life insurance and medical insurance, complementary to the coverage provided by the legal system. We also grant other benefits, according to local market practice (meal, transportation, maternal and paternal leave, etc.). In addition, we have a global staff travel program, which grants free and discounted tickets to our permanent employees.

Long Term Incentive Compensation Program

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives effective between October 2020 and March 2023 that expires in March 2023 (the “Compensation Plan”), which consists of an extraordinary bonus that may be paid annually or subject to accrual and is based on target prices of the shares of LATAM. This Compensation Plan has not yet been provisioned due to the fact that the strike price required for collection is below the initial target.

Subsidiary’s compensation plans

a. As a consequence of the resignation of the executives of Multiplus, the option plans granted in respect of Multiplus S.A. were canceled (as of December 31, 2018, the options for current shares amounted to 247,500 shares for Multiplus S.A.).

b. As of December 31, 2019, payment contracts based on restricted shares signed with the executives of Multiplus were canceled.

For more information, see Note 34 to our consolidated financial statements.

Corporate Incentive Plan

As part of the Backstop Agreements, the parties agreed on proposed terms for a Corporate Incentive Plan, subject to the approval, allocation and implementation by the company’s board of directors. The Corporate Incentive Plan is expected to be equivalent to 2.5% of the fully-diluted, fully-converted post-reorganization shares, is intended to be implemented after the date of substantial consummation of the Plan of Reorganization (the “Effective Date”) by the board of directors to be elected post-Effective Date, and is anticipated to cover senior executives, other executives, and other employees, in the terms and conditions of, and as described in the Backstop Agreements. The terms and conditions of any subsequent incentive plans are expected to be determined and approved by the board of directors to be elected post-Effective Date, in its sole discretion.

Labor Relations

Latam has maintained and intensified its efforts to ensure that labor relations between the group, its employees and their legal representatives are carried out through dialogue and result in agreements that benefit both parties, but always with safety criteria for the operation, efficiency, sustainability and care for people. During the year, the company has had to make the necessary adjustments essential to maintaining its sustainability, as a result of which the collective agreements (Protocols) were maintained with the different unions aimed at adapting the operational conditions and costs associated especially with the personnel of air (command and cabin crew). One of the main efforts that the company had to carry out during 2021 was the implementation of the remote work models that it had to apply as a result of the pandemic, modifications to labor legislation and restrictions from health organizations. However, the company continues to be concerned with permanently evaluating possible labor conflicts, for which it is always preparing contingency plans if necessary.

Chile

In 2021, the company carried out 6 collective bargaining processes with unions, all of them voluntary by the parties, which means that they were not the product of a legal obligation, and that they were approved by a large majority by their assemblies. During the beginning of 2022, the company will face 12 collective negotiations with the Pilot Unions (4), Administration Unions (4) and Maintenance Unions (4).

Ecuador

In 2011 a union previously exclusive to cabin crew employees was integrated into the general employee’s union. This group maintains relations with the Company, but does not have the right to enter into or negotiate collective bargaining agreements under Ecuadorian law because less than half of our employees eligible for membership are members of this union.

Additionally, three employee associations were formed in 2012, including one for pilots, another for general employees but composed mostly of maintenance employees, and another composed mostly by employees of airport administration. In July 2019, the Company renewed the voluntary agreement with the pilot’s association, valid until July 2023. Then, this agreement was modified on June 26, 2020, with its term being extended until December 31, 2023.

Argentina

Though LATAM Airlines Argentina has ceased operations, the affiliate continues to exist as a legal entity.

In Argentina, there is only one trade union, which represents workers from different functional areas: airports, technicians and support teams. The current collective bargaining agreement is the same for all commercial airline industries.

In March 2021, Argentina concluded negotiations with the trade union focused on salaries, efficiencies and new ways of work, according to the complex situation for workers and operation during COVID-19 pandemic.

Colombia

In Colombia we have five different unions. As a result of the COVID-19 pandemic, a round table for social dialogue with the five unions that exist was implemented in 2020.

After the round table for social dialogue, the company reached agreements with the following union groups in 2021: (i) the Technicians Union (ACMA), which will be in force until December 2024, (ii) the Cabin Crew Union (ACAV), which will be in force until December 2024, (iii) the Industrial Union of Aviation Workers (SINTRATAC), which will be in force until December 2024, (iv) the Pilots’ Latam Colombia Union (ADALAC), which will be in force until December 2023, (v) non – union employees of Airport and the Cabin Crew, which will be in force until December 2024. With respect to the pilots’ union (ACDAC) a 2019 arbitration is pending.

Peru

In Peru, there are six unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements were signed for a duration of four years.

In March 2021, LATAM Airlines Peru concluded negotiations with the flight dispatchers’ union in direct agreement. In September 2021 we started the collective bargaining process with the cabin crew union.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven unions in Brazil— one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2021, LATAM Airlines Brazil successfully renegotiated collective bargaining agreements with all unions.

E	Share Ownership

As of February 28, 2022, the members of our board of directors and our executive officers as a group owned 20.95% of our shares. See “Item 7. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

Mr. Ignacio Cueto (Chairman of the Board of LATAM), Mr. Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of February 28, 2022 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 16.4%(1) of LATAM Airlines Group’s common shares. The Cueto Group is entitled to elect three of the nine members of our board of directors and is in a position to direct the management of the Company. In connection with the combination with TAM, members of the Cueto Group entered into a shareholder’s agreement with the Amaro Family, acting through TEP Chile, and TEP Chile entered into shareholder’s agreements with LATAM and TAM. See “—Shareholders’ Agreements.”

In addition to the Cueto Group, three other groups or entities are major shareholders of LATAM. As of February 28, 2022, the Eblen Group, which includes our director Nicolás Eblen, owned 4.6% of our common shares; Qatar Airways Investments (UK) Ltd. owned 10.0% (3) of our common shares and Delta Air Lines owned 20.0% of our common shares.

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of February 28, 2022, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of February 28, 2022)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder

Cueto Group(1)	99,381,777	16.4%
Costa Verde Aeronautica SA(1)	91,605,886	15.1%
Inversiones Costa Verde Ltda.	7,775,891	1.3%

Delta Air Lines	121,281,538	20.0%
Delta Air Lines, Inc.	121,281,538	20.0%

Qatar Airways(3)	60,640,768	10.0%
Qatar Airways Investments (UK) Ltda.	60,640,768	10.0%

Eblen Group	27,644,702	4.6%
Andes Aerea SpA	19,339,670	3.2%
Inversiones PIA SpA.	4,155,953	0.7%
Comercial las Vertientes SpA	4,149,079	0.7%

All other minority shareholders	297,458,908	49.1%

Total	606,407,693	100%

(3)	Qatar owns 9.999999785% of total issued shares of LATAM.

As of February 28, 2022, 13.9% of our capital stock was held in the form of ADSs. Chilean pension funds held 0% of our capital stock and other minority investors held 35.2% in the form of common shares. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2022, we had 2,637 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

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

Composition of the LATAM Airlines Group Board

There are no agreements regarding the composition of LATAM Airlines Group’s board of directors. Therefore, once elected in accordance with Chilean regulation, members of the LATAM Airlines Group’s board of directors have the right to appoint any member as the chairman of LATAM Airlines Group’s board of directors, from time to time, in accordance with the LATAM Airlines Group’s by-laws. Accordingly, on April 20, 2021, Mr. Ignacio Cueto Plaza was elected as President of the Board.

On April 20, 2021 the complete board of directors of LATAM Airlines Group was renewed, being elected Mr. Ignacio Cueto, Mr. Enrique Cueto, Mr. Enrique Ostalé, Mr. Nicolás Eblen, Mr. Henri Philippe Reichstul, Mrs. Sonia Villalobos, Mr. Patrick Horn, Mr. Alexander Wilcox, and Mr. Eduardo Novoa.

Management of the LATAM Airlines Group

On September 10, 2019, LATAM announced that Enrique Cueto Plaza, Chief Executive Officer of LATAM (“CEO LATAM”) since June 2012, who left this position as of March 31, 2020, was being replaced as of such date by Mr. Roberto Alvo, current Chief Commercial Officer of LATAM. The CEO LATAM is the highest ranked officer of LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is charged with the general supervision, direction and control of the business of the LATAM Airlines Group. In the case of a departure of the current CEO LATAM, our board of directors will select his or her successor after receiving the recommendation of the Leadership Committee.

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

Supermajority Actions

Certain actions by Holdco I or TAM require supermajority approval by the board of directors or the shareholders of Holdco I or TAM which effectively require the approval of both LATAM and TEP Chile before the specified actions can be taken. Actions that require supermajority approval of the Holdco I board of directors or the TAM board of directors include, as applicable:

●	to approve the annual budget and business plan and the multi-year business (which we refer to collectively as the “approved plans”), as well as any amendments to these plans;

●	to take or agree to take any action which causes, or will reasonably cause, individually, or in the aggregate, any capital, operating or other expense of any TAM Company and its subsidiaries to be greater than (i) the lesser of 1% of revenue or 10% of profit under the approved plans, with respect to actions affecting the profit and loss statement, or (ii) the lesser of 2% of assets or 10% of cash and cash equivalents (as defined by IFRS) as set forth in the approved plan then in effect, with respect to actions affecting the cash flow statement;

●	to create, dispose of or admit new shareholders to any subsidiary of the relevant company, except to the extent expressly contemplated in the approved plans;

●	to approve the acquisition, disposal, modification or encumbrance by any TAM company of any asset greater than $15 million or of any equity securities or securities convertible into equity securities of any TAM Company or other company, except to the extent expressly contemplated in the approved plans;

●	to approve any investment in assets not related to the corporate purpose of any TAM company, except to the extent expressly contemplated in the approved plans;

●	to enter into any agreement in an amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

●	to enter into any agreement related to profit sharing, joint ventures, business collaborations, alliance memberships, code sharing arrangements, except as approved by the business plans and budget then in effect, except to the extent expressly contemplated in the approved plans;

●	to terminate, modify or waive any rights or claims of a relevant company or its subsidiaries under any arrangement in any amount greater than $15 million, except to the extent expressly contemplated in the approved plans;

●	to commence, participate in, compromise or settle any material action with respect to any litigation or proceeding in an amount greater than $15 million, relating to the relevant company, except to the extent expressly permitted in the approved plans;

●	to approve the execution, amendment, termination or ratification of agreements with related parties, except to the extent expressly contemplated in the approved plans;

●	to approve any financial statements, amendments, or any accounting, dividend or tax policy of the relevant company;

●	to approve the grant of any security interest or guarantee to secure obligations of third parties;

●	to appoint executives other than the Holdco I CEO or the TAM Director or to re-elect the then current TAM CEO or TAM CFO; and

●	to approve any vote to be cast by the relevant company or its subsidiaries in its capacity as a shareholder.

Actions requiring supermajority shareholder approval include:

●	to approve any amendments to the by-laws of any relevant company or its subsidiaries in respect to the following matters: (i) corporate purpose; (ii) corporate capital; (iii) the rights inherent to each class of shares and its shareholders; (iv) the attributions of shareholder regular meetings or limitations to attributions of the board of directors; (v) changes in the number of directors or officers; (vi) the term; (vii) the change in the corporate headquarters of a relevant company; (viii) the composition, attributions and liabilities of management of any relevant company and (ix) dividends and other distributions;

●	to approve the dissolution, liquidation, or winding up of a relevant company;

●	to approve the transformation, merger, spin-up or any kind of corporate reorganization of a relevant company;

●	to pay or distribute dividends or any other kind of distribution to the shareholders;

●	to approve the issuance, redemption or amortization of any debt securities, equity securities or convertible securities;

●	to approve a plan or the disposal by sale, encumbrance or otherwise of 50% or more of the assets, as determined by the balance sheet of the previous year, of Holdco I;

●	to approve the disposal by sale, encumbrance of otherwise of 50% or more of the assets of a subsidiary of Holdco I representing at least 20% of Holdco I or to approve the sale, encumbrance or disposition of equity securities such that Holdco I loses control;

●	to approve the grant of any security interest or guarantee to secure obligations in excess of 50% of the assets of the relevant company; and

●	to approve the execution, amendment, termination or ratification of acts or agreement with related parties but only if applicable law requires approval of such matters.

Voting Agreements, Transfers and Other Arrangements

Voting Agreements

The parties to the Holdco I shareholder’s agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.

Transfer Restrictions

TEP Chile may sell all voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, if a release event (as described below) occurs. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the Cueto Group is not elected to the board of directors of LATAM Airlines Group.

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

Conversion Option

Pursuant to the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “—Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure 863/2018 of December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.

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

B	Related Party Transactions

See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2021—Debtor-in-Possession Financing.”

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our major shareholders. In the ordinary course of business, we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 33 to our audited consolidated financial statements for the fiscal year ended December 31, 2021.

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

DIP Financing

See “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2021—Debtor-in-Possession Financing.”

ITEM 8. FINANCIAL INFORMATION

A	Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-158.

Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of business. The following is a description of all the material legal and arbitration proceedings.

International Cargo Airlines Investigations

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

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$9.4 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgment by the European Court of Justice.

On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. In December 2017 LAN Cargo and LATAM presented their arguments for this annulment and in July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union. LATAM is waiting for the outcome, which is expected for the end of March 2022, and expects a further reduction of the fine included in the decision by the general court of the European Union. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (KUS$10,072 or €8,220,000) to the Bankruptcy Court.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). In the particular case of Great Britain there was a mediation process, at the end of the year 2018, with the participation of all airlines involved to try to reach an agreement. LATAM Airlines Group S.A., reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This mediation process concluded the claim for all class actions except one, for which a settlement was negotiated during the year 2019, and which settled in December 2019 for the amount of approximately GBP 222,469.63. The payment was made during the month of January 2020. This concluded the claim for all class-actions in Great Britain.

In the particular case of Germany, LATAM requested the suspension of the civil process relying on the Company’s Chapter 11 proceedings. Simultaneously, DB Barnsdale AG filed a claim with the US Court, within the opportunity that creditors have for these claims in Chapter 11. Before the Courts ruled, an agreement was concluded with Barnsdale AG. The payment was made in November 2021 and concluded the claim for all class-actions in Germany. British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air filed claims with the US Court. LATAM objected to these claims and after review by the US Court disavowed and annulled them on May 27, 2021.

The two only judicial processes still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate

On September 3, 2013, CADE published its decision to impose a fine of US$51.0 million against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of US$1.0 million and US$510,000 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to US$ 9,823,135 (based on an exchange rate of US$ 1 = R$ 3.3080). CADE also reduced the fines against ABSA’s Director and employees to US$ 247,896 and US$ 123,040, respectively (also based on an exchange rate of US$ 1 = R$ 3.3080). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The court’s decision was published on March 12, 2019. On March 13, 2019, ABSA filed a motion seeking clarification of the federal court’s decision. On April 1, 2019, a response to the motions for clarification filed by ABSA was presented. On May 24, 2019, the motions for clarification of ABSA were not accepted.

On June 18, 2019, an appeal was filed by ABSA. On August 14, 2019, CADE’s deadline for filing counter arguments was certified. On August 25, 2019, records were sent to the court. On the same date, the records were distributed to Desa Marli Marques Ferreira. On April 27, 2020, a petition was presented by ABSA attaching the renewal of the insurance-judicial policy. On April 19, 2021, a petition was presented by ABSA attaching the renewal of the insurance-judicial policy. On July 19, 2021, CADE filed a statement challenging the policy presented. On August 11, 2021, ABSA filed a petition with evidence of the regular status of the policy presented. On October 26, 2021, a decision was rendered determining the regularization of the policy by ABSA. On October 27, 2021, ABSA filed a petition reiterating the terms of its last petition, demonstrating the regularity of the policy presented. On February 8, 2022, ABSA was summoned to regularize the policy presented, by proving the existence of a reinsurance contract. On February 16, 2022, ABSA presented proof of reinsurance by Ezze Seguros. At the moment, the judgment of ABSA’s appeal is awaited.

Jose Marti Airport Complaint

On September 27, 2019 a lawsuit was filed against LATAM Airlines Group S.A. and American Airlines in the U.S. District Court for the Southern District of Florida under the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. Section 6021 et seq., (the “Helms-Burton Act”). Plaintiff Jose Ramon Lopez Regueiro alleged in the complaint that he holds an interest in the Jose Marti Airport which was confiscated by the Cuban government in 1959, and that LATAM Airlines Group S.A. unlawfully “trafficked” in the said property. The plaintiff seeks all available statutory remedies, including the award of damages for the alleged trafficking in the expropriated property, plus reasonable attorney’s fees and costs incurred, treble damages, post-judgment interest, and any other relief deemed appropriate by the court. On April 6, 2020, the Court issued an Order of Temporary Suspension given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic and required the parties to notify on a monthly basis of the possibility of proceeding.

The stay with respect to the claims against American Airlines, Inc. has been lifted. The stay with respect to the claims against LATAM remains in place until the conclusion of the Chapter 11 proceedings (or until the plaintiff chooses to petition the bankruptcy court for relief from the stay).

Chapter 11 Proceedings

As further described herein, LATAM Airlines Group and thirty seven of its affiliates have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The cases are jointly administered under Case No. 20-11254 and are pending before the Honorable Judge James L. Garrity, Jr. Additional information regarding recent developments in the Chapter 11 proceedings can be found in “Item 4. Information on the Company—B. Business Overview—Recent Developments in 2022 involving our Chapter 11 Proceedings.”

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization proceedings under the rules of Chapter 11 described above, filed the request for recognition of the Chapter 11 proceedings as a main proceeding, pursuant to Law 20,720 (the “Chilean Insolvency Act”) in Chile, before the 2° Civil Court of Santiago (the “Chile Insolvency Court”). Case N° C-8553-2020. On June 4, 2020, the Chile Insolvency Court issued a ruling granting such a request. All appeals filed against such decision were rejected and, therefore, is final. Currently the recognition proceeding remains open.

Aerovías de Integración Regional S.A submitted a request for recognition of the foreign reorganization proceeding in Colombia. On June 12, 2020, the Superintendence of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted on September 18, 2020 by the United States District Court for the Southern District of New York that approved the DIP financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies. On November 4, 2020, the Superintendence of Companies adopted the Protocol on Transborder Communications. On December 14, 2020, the Superintendence of Companies recognized the order issued by the Bankruptcy Court on November 20, 2020, by which it authorized the issuance of shares, the realization of capital contributions and the modification of the security contracts. On October 27, 2021, the Superintendence of Companies recognized the order issued by the Bankruptcy Court on October 18, 2021, by which it approved the second DIP financing proposal submitted by LATAM Airlines Groups S.A., and authorized the modification of the guarantees granted in the first DIP financing proposal and the subscription of the addendum to the DIP financing contract.

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

On September 28, 2020, Piquero Leasing Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation in Grand Court of the Cayman Islands. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. Currently the proceeding remains open.

On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.

On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.

On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.

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

On July 7, 2020 we were notified of the lawsuit. We filed our statement of defense on August 21, 2020. The Court admitted the statement of defense and convened the parties to a settlement hearing on October 1, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021 and November 19, 2021. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.

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

Tax related proceedings

TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). Regarding the period between 2004 and 2012, the INSS issued a tax assessment notice charging amounts as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The company made cash deposits to the Court of total amounts required to guarantee the debts potentially owed. The administrative proceedings have been suspended until the conclusion of the judicial claim. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$ 65.464 million (R$365.325.548,12) related to the TAM’s part as of December 31, 2021.

TAM Linhas Aereas S.A. is a plaintiff in judicial claim against the Brazilian government from 1993 seeking indemnity for damages suffered because of the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The amount of potential recovery is indeterminate at this time. The original amount is estimated at US$44.1 million (R$246,086,745.00). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is possible, even after the second judicial level court issued decision denying the claim. The Company filed a motion for clarification on the basis of omitted points in the judgment, which is pending in the Court. We have not recognized these credits in our financial statements and will only do so if and when a positive decision is rendered final by the Court.

TAM Linhas Aereas S.A. filed an ordinary claim, with a request for early judgment, to discuss the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. A decision by the superior court is pending. The amount of potential recovery is indeterminate at this time. The decision by the superior court (STJ) is pending since May 2020.

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and a fine of 150% and interest was imposed on TAM. In summary, the Brazilian IRS intends to levy IRPJ and CSLL on the alleged capital gain earned by TAM S.A. as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2021 the updated amount of the assessment and fees discussed was approximately US$97.7 million (R$545,359,629.14 million). The Administrative Court issued a second level decision canceling the tax assessment. This decision was challenged by the Brazilian IRS before the third level Administrative Superior Court. The appeal from IRS is pending judgment by Administrative Superior Court (“CSRF”).

A tax assessment was issued by the São Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015. On December 31, 2021 the updated amount of the assessment discussed was approximately US$99.2 million (R$553,576,356.18 million). The Company believes that a favorable outcome is possible. A first level decision was issued favorable to the company, but remains subject to appeal by the counterparty. The appeal from the São Paulo Municipality has been pending a verdict since 05/2020. On 07/2021 the Court denied the São Paulo Municipality appeal. The Municipality of São Paulo presented a new appeal which is awaiting a decision in the STJ.

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of US$7.7 million (R$42,754,220.03 million) as of December 31, 2021. The Administrative Court issued decisions canceling the total penalty and the major part of the amounts owed. The remaining amount is still under determination by the Brazilian IRS.

Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of US$92.2 million (R$514,258,366.10 million) as of December 31, 2021, due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (“GILRAT,” former “SAT”), in the term from November 2013 until December 2017. TAM Linhas Aereas S.A. has presented their defense to the Administrative Court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending the judgment on the appeal filed before the second level Court (the “CARF”). In the opinion of our legal advisors, losing in this proceeding is possible. It is important to highlight that the Company won a similar case where the Brazilian IRS was seeking the same contribution related the years 2011-2012, and this assessment was canceled by the Administrative Court.

On December 12, 2019 Brazilian tax authority issued a Tax Assessment of PIS COFINS credits related to 2014 on the amount of US$32.0 million (R$178,556,485.87 million), as of December 31, 2021. The company filed the defense in the same ground of the case reported above about PIS COFINS. In September 2020, the company was informed that the defense was denied. The appeal filed by the Company is pending judgment.

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

Dividend Policy

In accordance with the Chilean Corporate Law, and provided it does not have carryover financial losses, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net income calculated in accordance with IFRS subject to the terms of Oficio Circular No. 856 issued on October 17, 2014 by the Chilean Financial Market Commission, subject to limited exceptions. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, except for the shares that have not been fully paid by the shareholder after being subscribed.

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

LATAM Airlines did not pay the dividend planned for May 28, 2020, even though it was approved and agreed in the 2020 shareholder’s meeting of April 30, 2020, due to Chapter 11 proceedings. The rules of the Chapter 11 proceedings prohibit the Company from distributing dividends to its shareholders during the bankruptcy. In addition, any plan of reorganization cannot provide distributions to shareholders on account of the pre-petition claims unless senior creditors are paid in full.

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2018	May 16, 2019	$54,580,443	$606.41	$0.09001	$00.09001
2019(1)		$0.00	$606.41	$0.00	$0.00
2020		$0.00	$606.41	$0.00	$0.00
2021		$0.00	$606.41	$0.00	$0.00

(1)	Although dividend reserves of US$57,129,120 were set aside for 2019, we did not pay dividends in 2020 due to our Chapter 11 proceedings.

B	Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2021.

ITEM 9. THE OFFER AND LISTING

A	Offer and Listing Details

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

As of December 31, 2021, a total of 606,407,693 million common shares were outstanding, including common shares represented by ADSs.

In February 2022, the Company filed an application to register an additional 200 million ADRs (American Depositary Receipt) with the Securities Exchange Commission (“SEC”) with the sole purpose of having them available for issuance in the market, since most of the existing registered ADRs have already been issued. The Company informed that this does not mean that the Company is issuing new shares or increasing capital, but rather allowing investors in the United States to access the ADRs, which have as an underlying security LATAM’s previously issued common stock.

B	Plan of Distribution

Not applicable.

C	Markets

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

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

This Item reflects legal amendments affected by Chilean Law No. 20,382 on Corporate Governance, which was enacted on October 13, 2009, and came into effect on October 20, 2009, and Chilean Law No. 20,552, which modernized and encouraged competition in the financial system, which was enacted on November 6, 2011 and came into effect on December 17, 2011.

A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

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

As of December 31, 2021, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,832 outstanding shares, of the last capital increase approved in August of the year 2016. Chilean law recognizes the right of corporations to issue shares of common and preferred stock. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1. Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF 2,000 (as of December, 31, 2021, approximately Ch$ 61.9 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2021, approximately Ch$ 619.8 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

Shareholders’ Meetings and Voting Rights

Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). LATAM Airlines Group’s by-laws further provide that the ordinary annual meeting of shareholders must take place between February 1 and April 30. The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (in our case, every two years or earlier if a vacancy occurs) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on December 23, 2021, and the most recent ordinary annual meeting of our shareholders was held on April 20, 2021.

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

Notice to convene the ordinary annual meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile (currently Santiago, Chile) designated by the shareholders at their annual meeting and, if the shareholders fail to make such designation, the notice must be published in the Chilean Official Gazette pursuant to legal requirements. The first notice must be published no less than 10 days and no more than 20 days in advance of the scheduled meeting. Notice also must be sent to the CMF and the Chilean stock exchanges no less than 10 days in advance of the meeting. Currently, we publish our official notices in the newspaper La Tercera (available online at www.latercera.com).

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

Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, LATAM Airlines Group does not have a special series of shares.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 10 days ahead of the scheduled shareholder’s meeting, the board of directors of a publicly held corporation is required to publish such notice on its website including information related to the issues to be discussed in such a meeting together with instructions to obtain copies of the relevant supporting documents. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights,” below.

Chilean Corporate Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposals in relation to the company’s affairs, together with the comments and proposals set forth by the directors’ committee. Similarly, Chilean Corporate Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included, together with the comments and proposals set forth by the directors’ committee.

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

Approval of Financial Statements

The board of directors is required to submit our consolidated financial statements to the shareholders for their approval at the annual ordinary shareholders’ meeting. If the shareholders reject the financial statements, the board of directors must submit new financial statements no later than 60 days from the date of that meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is to be elected at the same meeting. Directors who approved such financial statements are disqualified for re-election for the ensuing period.

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

C	Material Contracts

Table of Material Contracts for the Purchase of Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircrafts (18)	US$	3,200,000,000
		⮚ Boeing 787-9 aircrafts (8)
		⮚ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	⮚ To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	⮚ To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Deferral of PDPs.
Supplemental Agreement No. 17 to the Purchase Agreement No. 3256	February 17, 2020	⮚ To include certain letter agreements.
Supplemental Agreement No. 18 to the Purchase Agreement No. 3256	April 29, 2021	⮚ Covering the cancellation of the delivery of four Boeing 787-9 aircraft.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family aircrafts (5)	US$	230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚ Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
⮚ According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚ Airbus A320-Family aircrafts (30)	US$	2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚ Airbus A320-Family aircrafts (50)	US$	2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	⮚ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚ Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚ Covering the substitution of certain Aircraft.
Amendment No. 18 to the Second A320-Family Purchase Agreement	August 4, 2021	⮚ Covering the postponement of certain relevant deadlines.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family aircraft (20)	US$	1,700,000,000
⮚ Delivery scheduled to take place in 2017 and 2018

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
Amendment No. 7 to the A320 NEO Purchase Agreement	September 22, 2017	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 8 to the A320 NEO Purchase Agreement	December 21, 2018	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 9 to the A320 NEO Purchase Agreement	August 4, 2021	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family aircrafts (31)	US$	3,300,000,000
⮚ Airbus A330-200 aircrafts (6)
⮚ Delivery was scheduled to take place between 2007 and 2010
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family aircrafts (20)	US$	2,140,000,000
⮚ Airbus A330-200 aircrafts (4)
⮚ Delivery was scheduled to take place between 2007 and 2014
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family aircrafts (20)	US$	1,450,000,000
⮚ Delivery was scheduled to take place between 2014 and 2015
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family aircrafts (10)	US$	1,730,000,000
⮚ Airbus A320 NEO Family aircrafts (22)
⮚ Delivery scheduled to take place between 2016 and 2018
⮚ Ten option rights for Airbus A320 NEO Family aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Rescheduled delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft.
⮚ Cancel the delivery of one A321 Aircraft.
Amendment No. 27 to the A320/A330 Purchase Agreement	August 4, 2021	⮚ Incremental order of 28 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
TAM Material Contracts – A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircrafts (22)	US$	6,480,000,000
⮚ Ten option rights for Airbus A350 aircraft

Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft
Termination Agreement in respect of the A350 Purchase Agreement	August 4, 2021	⮚ Cancellation of 2 remaining deliveries of A350-1000 XWB Aircraft
TAM Material Contracts – Boeing 777 Purchase Agreement
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircrafts (4)	US$	1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft
Supplemental Agreement No. 12 to the Purchase Agreement	February 3, 2020	⮚ Cancellation of one Aircraft
Supplemental Agreement No. 13 to the Purchase Agreement	April 29, 2021	⮚ Cancellation of one Aircraft

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

Aircastle Holding Corporation Limited

On February 21, 2014, we entered into a framework deed with Aircastle Holding Corporation Limited for the lease of four B777-300ER already in the fleet. The four aircraft were manufactured in 2012 and the estimated market value (at list prices) of these aircraft is US$580 million. The average term of the original leases were 60 months, and the agreement was extended for another 84 months.

One of the four aircraft has been sold in July 2019 and is no longer part of such framework deed with Aircastle, but the aircraft remains in our fleet with a different lessor.

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

On June 18, 2021, we entered into an engine services agreement with GE Engine Services, LLC for the provision of maintenance services of GE90-115BL engines, which power 10 B777 passenger fleet and 3 spare engines, for a period of 6 years.

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

On December 1, 2021, we entered into Amendment 7 to the above-mentioned services agreement with Rolls-Royce PLC, for the sale and support by Rolls-Royce of Trent 1000 engines to power 28 B787 family aircraft and additional option aircraft, and up to 13 Trent 1000 spare engines.

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

Avolon Aerospace

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

On September 9, 2021,we entered into lease agreements with Avolon for the lease of two 787-9. The lease agreements are for a duration of approximately thirteen years.

Vermillion

In September 2019, we entered into lease agreements with Vermillion for the lease of 4 A320 aircraft. The lease agreements are for a duration of approximately seven and eight years.

In 2021, we entered into additional lease agreements for the lease of two additional A320 aircraft with Vermillion for a duration of approximately nine years.

VMO Aircraft Leasing Ireland Service Co

During the year of 2021, we entered into fifteen lease agreements with Wilmington Trust Company and UMB Bank N.A. (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for the lease of eleven A321 aircraft and four 787-9 aircraft. The lease agreements are for a duration of approximately nine to ten years.

SABRE Contract

On May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant LATAM access and use of certain reservation systems. This agreement will be effective for an initial period of 10 years.

In addition, LATAM has distribution agreements in place with SABRE as well as with other distribution providers. On May 1, 2020 we entered into a new Sabre Participant Carrier Distribution and Services Agreement. This agreement will be effective for successive 1-year periods until terminated anytime by either party upon at least 180 days notice.

AMADEUS Contract

On May 1, 2020, we entered into the Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity with Amadeus, an agreement effective for an initial period of two years. On January 14, 2021, LATAM rejected this contract, as part of its Chapter 11 proceedings, which took effect on March 1, 2021. Notwithstanding the foregoing, on March 12, 2021 LATAM and Amadeus entered into a new Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity. This Addendum will be automatically renewed for periods of one year, until terminated anytime upon at least 90 days notice.

TRAVELPORT Contract

On June 1, 2021, we entered into the Content Amendment to the Travelport International Global Airline Distribution Agreements. This Addendum will be automatically renewed for periods of one year, until terminated anytime upon at least 90 days notice before the end of any Additional Term.

V2500-A5 Engine Maintenance Service Agreement

In 2020, LATAM together with TAM entered into an Engine Maintenance Services Agreement with MTU Maintenance Hannover GmBH, for the maintenance of certain V2500 engines.

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

Petrobras

In July 2021, we entered into an Aviation Fuel Supply Agreement with Petrobras Distribuidora S.A. and a local agreement for services in Brazil. These Agreements will be effective until June 30, 2024.

World Fuel Services

In October 2006, we entered into an Aviation Fuel Supply Agreement with World Fuel Services INC. Later we entered into local agreements for services in Chile, México, Colombia and USA. These Agreements will be effective until December 31, 2023.

Air BP-Copec

In December 2021, we entered into an Aviation Fuel Supply Agreement with Air BP Copec S.A. for services in Chile. These Agreements will be effective until December 31, 2022.

Repsol

In January 2021, we entered into an Aviation Fuel Sales Agreement with Repsol Marketing SAC and related companies. The agreement includes a local agreement for services in Peru valid until December 31, 2022.

D	Exchange Controls

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

In connection with the change in policy, the Central Bank of Chile eliminated the following restrictions:

●	a reserve requirement with the Central Bank of Chile for a period of one year (this mandatory reserve was imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company; the reserve requirement was gradually decreased from 30% of the proposed investment to 0%);

●	the requirement of prior approval by the Central Bank of Chile for certain operations;

●	mandatory return of foreign currency to Chile;

●	mandatory conversion of foreign currency into Chilean pesos;

●	Under the new regulations, only the following limitations apply to these operations:

●	the Central Bank of Chile must be provided with information related to certain operations; and

●	certain operations must be conducted with the Formal Exchange Market.

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

In order to keep fluctuations in the average exchange rate within certain limits, the Central Bank of Chile has in the past intervened by buying or selling foreign currency on the formal exchange market. In September 1999, the Central Bank of Chile decided to limit its formal commitment to intervene and decided to exercise it only under extraordinary circumstances, which are to be announced in advance. The Central Bank of Chile also committed to provide periodic information about the levels of its international reserves.

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

E	Taxation

Chilean Tax

The following discussion relates to Chilean income tax laws presently in force, including Ruling No. 324 of January 29, 1990 of the Chilean Servicio de Impuestos Internos (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a Foreign Holder). For purposes of Chilean tax law, an individual holder is (i) a resident of Chile if such person remains in Chile, whether continuously or not, for a period or periods exceeding a total of 183 days, within any twelve-month period; and/or (ii) domiciled in Chile if such person’s main place of business is located in the country. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

Law No. 20,780, enacted on September 29, 2014, in conjunction with Law No. 20,899, enacted on February 8, 2016 (both, the “Tax Reform Act”) introduced a comprehensive modification to the Chilean income tax system. The Tax Reform Act introduced changes to the corporate tax rate, mandating a gradual increase of the rate from 20% to 25% or 27% in certain cases, the rules regarding minimum capitalization, and the taxation of Chilean investments abroad (the controlled-foreign-corporation rules), and introduced two new alternative general income tax regimes for Chilean taxpayers (Fully Integrated Regime and Partially Integrated Regime), among others. Both regimes were applied from January 1, 2017. The mandatory regime for entities organized as stock corporations like Latam Airlines Group S.A. was the Partially Integrated System and the Corporate Income Tax rate for companies under this regime is 27% from 2018 onward.

In addition, on February 24, 2020, Law No. 21,210, a new tax reform law, was enacted which in general is in force as of January 1, 2020 regarding income tax, with some provisions entering into force at different dates. The main new rules are: (i) repealing both the Fully and the Partially Integrated Regimes, replacing them with a new Partially Integrated Regime. A new tax regime is established for small and medium enterprises (SMEs) whose sales do not exceed app US$2.85 million annually (the threshold might consider related party income) with a 25% rate Corporate Tax, and 100% of credit against final taxes (please note that amounts expressed in USD may be subject to change due to exchange rate fluctuations). The Partially Integrated regime would remain for companies exceeding such threshold; (ii) incorporating a surcharge of the current real estate tax applicable on the aggregate value of a taxpayer’s real estate higher than US$550,000 app; (iii) limiting and eventually impeding Chilean holding companies in a tax loss position from claiming a refund of the corporate taxes paid by local subsidiaries remitting dividends. Full implementation would occur in 2024; (iv) increasing the higher marginal personal income tax rate for Chilean domiciled individuals up to a 40% from the current 35%; and (v) modifying some requirements from the capital gain tax exemption in the sale of shares with high stock market presence, amongst others. We do not expect any material adverse effect on the business from this new tax reform law.

On September 2, 2020 Law No 21,256 which takes emergency measures to counteract the economic effects of COVID -9 came into effect. The main changes enacted by this law are (i) a transitory reduction of the corporate tax applicable to SMEs to 10% for the fiscal years 2020, 2021, and 2022, (ii) instantaneous depreciation was extended to 100% for the entire country (not only a particular region of Chile), and for all investments in fixed assets made until December 31, 2022, (iii) full and instantaneous amortization of the value of certain intangible assets related to intellectual and industrial property acquired until December 31, 2022, amongst other changes to promote small business.

Finally, please note that on December 28, 2021, the President of Chile enacted a law that aims to reduce or eliminate certain tax exemptions in order to permanently increase tax collection, improve the tax system and make it simpler and fairer. The new law limits the non-taxable income benefit on capital gain on the disposal of public traded instruments, incorporating a 10% single tax on capital gains obtained by non-institutional investors on the sale of those instruments.

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

The Partially Integrated Regime reduces the amount of First Category Tax creditable against the Withholding Tax for certain Foreign Holders. As a general rule, only 65% of the First Category Income Tax credit will actually offset the Withholding Tax. However, if a tax treaty is in place between Chile and the country of domicile of a Foreign Holder and such Foreign Holder is entitled to treaty benefits in relation to the income, the full First Category Tax credit will continue to be available to be offset against the Withholding Tax.

Under a transitory provision included in Law No. 21,210, in effect until December 31, 2026, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2020, even if such treaty is not yet in force. This last tax reform extended this benefit which was included by the Tax Reform Act and was in force until December 31, 2021.

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

The effective rate of Withholding Tax to be imposed on dividends we pay will depend on the First Category Tax rate applicable in the year of distribution and on the balance of First Category Income Tax credits accumulated by the company. The First Category Tax rate is 27% for 2018 and following years. The First Category Tax credits generated as of 2017, will be allocated first. Once the balance of First Category Tax credits generated as of 2017 are exhausted, the First Category Tax credits accumulated until December 31, 2016 will be used. In that event the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year of distribution but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax Credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. The First Category Tax credits accumulated until December 31, 2016 are not subject to the First Category Tax Credit Restitution irrespective of whether a tax treaty is in place with the country of the Foreign Holder or not.

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

Gain recognized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. Moreover, a gain not exceeding 10 Annual Tax Units (US$8,200 as of January 20, 2022) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable.

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

Due to the law recently enacted, gain recognized in the transfer of common shares that have a high presence in the stock exchange will be subject to 10% sole income tax. This rate will be applicable, provided that the common shares are transferred in a local stock exchange or within the process of a public tender of common shares governed by the Securities Market Act. The common shares must have been acquired either in a local stock exchange, within the process of a public tender of common shares governed by the Securities Market Act, in an initial public offer of common shares resulting from the formation of a corporation or a capital increase of the same, or in an exchange of convertible bonds. The buyer or stockbroker or securities agent acting on behalf of the seller without domicile or residence in Chile shall withhold the amount of the sole tax at the time the sales price is paid, remitted, credited into account or placed at the disposal of the transferor.

The withholding shall be made at 10% rate on the taxable gain, unless the buyer or stockbroker or securities agent acting on behalf of the seller without domicile or residence in Chile does not have sufficient information to determine such capital gain, in which case the withholding shall be made at a provisional rate of 1% on the total price, without any deduction. In this last case, the Foreign Holder must file an annual tax return to pay any differences between the withheld amounts and the final applicable tax, or to request a refund if the first were made in excess of the final tax.

Please note that “Institutional Investors”, as defined in article 4 bis (d) of the Chilean Securities Market Act, whether resident in Chile or abroad, will be exempt from income taxes on the capital gains obtained in the sale of shares with a high presence in the stock exchange, provided that the aforementioned requirements are also met.

Notwithstanding the foregoing paragraph, Chile’s tax authority Ruling No. 1,480 (issued on August 22, 2014) confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is subject to the same tax regime as the gain on the sale of any stock with high stock market presence, which according to the rules enforce as of such date, were not subject to taxes in Chile. Thus, according to the recent modifications, such ruling should imply that they would be subject to the sole tax at a rate of 10%. Such reduced rate is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock exchange. According to General Ruling No. 327, issued by the CMF on January 17, 2012, shares are considered to have a high presence in the stock exchange when they:

●	are registered in the Securities Registry;

●	are registered in a Chilean Stock exchange; and

●	meet at least one of the following requirements:

●	have an adjusted presence equal to or above 25%;

●	have a Market Maker (this requirement is limited under the recently enacted tax reform law).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (US$38,500 as of January 20, 2022) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

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

A capital gain tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014 by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

Pursuant to the regulations of the grandfathering rule, to qualify as a foreign institutional investor an entity must be formed outside of Chile, not have a domicile in Chile, and must be at least one of the following:

●	a fund registered with a regulatory authority of an EU or OECD country, or other country duly authorized by the CMF;

●	a pension fund that is formed exclusively by individuals that receive pensions out of an accumulated capital in the fund, regulated by an authority of the countries mentioned above;

●	an insurance company regulated by the competent regulatory authority of the insurance business, as appropriate, which must be part of IAIS, International Association of Insurance Supervisors, or ASSAL, Asociación de Supervisores de Seguros de América Latina;

●	a foreign State or a division with political autonomy recognized by Chile, whether they invest through its government, central bank, issuing bank or corresponding monetary authority. Moreover, the investment can be made through investment authorities, investment agencies, investment corporations or other entities, provided that its purpose is to provide financial resources for the exclusive benefit of the foreign State or territorial division, and provided that the vehicle is not used also for investments or resources other than those of the sovereign fund; or

●	an endowment fund duly registered in an EU or OECD country, or other country duly authorized by the CMF.

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

Other Chilean Taxes

Please note that there should not be Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the common shares by a Foreign Holder. However, in the inheritance of a Foreign Holder, assets located abroad may only be subject to inheritance, gift or succession taxes when they have been acquired with resources originating in Chile. There are no Chilean stamp, issue, registration or similar taxes or duties payable by Foreign Holders of ADSs or common shares.

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

Material United States Federal Income Tax Considerations

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning common shares or ADSs. It applies to you only if you hold your common shares or ADSs as capital assets for tax purposes. This section does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may be relevant to U.S holders with respect to their ownership and disposition of ADSs or common shares. Accordingly, it is not intended to be, and should not be construed as, tax advice. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a dealer in securities,

●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

●	a tax-exempt organization,

●	a financial institution,

●	a regulated investment company,

●	a real estate investment trust,

●	a life insurance company,

●	a person liable for alternative minimum tax,

●	a person that directly, indirectly or constructively owns 10% or more of the vote or value of our stock,

●	a person that holds common shares or ADSs as part of a straddle or a hedging or conversion transaction,

●	a person that purchases or sells common shares or ADSs as part of a wash sale for tax purposes,

●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

●	a U.S. expatriate,

●	a person who acquired our ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation, or

●	a partnership or other pass-through entity or arrangement treated as such (or a person holding our ADSs or common shares through a partnership or other pass-through entity or arrangement treated as such).

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. On February 4, 2010, representatives of the governments of the United States and Chile signed a proposed income tax treaty, but the proposed treaty is not in force or effect, because the U.S. Senate has not consented to its ratification by the President of the United States.

The laws on which this section is based are subject to differing interpretations. No ruling has been sought from the U.S. Internal Revenue Service with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service or a court will not take a contrary position.

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

If you are a U.S. holder who is an individual, trust, or estate, then dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

●	(a) the ADSs or common shares are readily tradable on an established securities market in the United States; or (b) we are eligible for benefits of a comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program;

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC; and

●	you hold the ADSs or common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements; and the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes. See “—PFIC Rules,” below.

U.S. Internal Revenue Service guidance provides that shares and ADSs are considered as readily tradable on an established securities market in the United States if they are listed on certain national U.S. securities exchanges, including the NYSE. In the case of stock that is not listed in a manner that meets this definition (such as stock listed on the OTC Bulletin Board or on the electronic pink sheets), the U.S. Internal Revenue Service indicated in 2003 that it was considering whether, or to what extent, treatment as “readily tradable on an established securities market in the United States” should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC or similar status. To date the U.S. Internal Revenue Service has not issued further guidance on this topic.

Accordingly, because our ADSs were delisted from the NYSE on June 22, 2020 and currently trade only on the over-the-counter market, and because our common shares are not listed on any United States securities exchange, the U.S. Internal Revenue Service may (as long as there is no income tax treaty in force and effect between Chile and the United States) take the position that dividends we pay with respect to the common shares are not qualified dividend income, and therefore, that the U.S. dollar amount of such dividends received by an individual, trust, or estate U.S. holder are subject to taxation at ordinary U.S. federal income tax rates. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

The dividend is taxable to you when you, in the case of common shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. domestic corporations in respect of dividends received from other U.S. domestic corporations or certain foreign corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot Chilean pesos/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The dividend income you have to include in gross income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) generally may be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income that is subject to preferential U.S. federal income tax rates. To the extent a refund of the tax withheld is available to you under Chilean law, as is the case if the amount of Chilean Withholding Tax initially withheld from a dividend is determined to be excessive as described above under “—Taxation—Chilean Tax—Cash Dividends and Other Distributions,” the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will generally be income from sources outside the United States and will, depending on your circumstances, generally be either “passive” or “general” or “foreign branch” income for purposes of computing the foreign tax credit allowable to you. The rules relating to foreign tax credits and deductions are complex. U.S. holders should consult their tax advisors concerning the application of these rules in their particular circumstances. Treasury regulations released on December 28, 2021, and applicable to foreign taxes paid in taxable years beginning on or after that date, modified the rules defining creditable foreign taxes. Accordingly, it will be necessary to evaluate the Chilean Withholding Tax under this modified regulatory definition to determine whether the Chilean Withholding Tax is creditable against your U.S. federal income tax liability in your taxable years beginning on or after December 28, 2021.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, determined in U.S. dollars, in your common shares or ADSs. Capital gain of a U.S. holder who is an individual, trust, or estate, is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, you may not be able to use the Chilean tax imposed on the disposition of common shares or ADSs as a foreign tax credit, assuming such tax is even a creditable tax as discussed below, against your U.S. federal income tax liability on such disposition.

It is possible that you may be able to apply such Chilean taxes as a foreign tax credit against U.S. federal income tax due on other income you may have that is treated as derived from foreign sources in the appropriate foreign tax credit limitation category. Treasury regulations released on December 28, 2021, and applicable to foreign taxes paid in taxable years beginning on or after that date, modified the rules for determining whether foreign taxes on gains of nonresidents of the foreign taxing jurisdiction, from the sale or disposition of property based on the situs of property, are creditable for U.S. federal income tax purposes. Accordingly, if any Chilean tax is imposed on your gains from the sale or disposition of common shares, it will be necessary to evaluate the tax under these modified regulations to determine whether the tax is creditable against your U.S. federal income tax due on such other income in taxable years beginning on or after December 28, 2021.

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

PFIC Rules

We believe that our common shares and ADSs should not be treated as stock of a PFIC for our current taxable year and we do not anticipate becoming a PFIC in future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain that is eligible for preferential tax rates in the case of non-corporate U.S. holders. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election electing to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, unless you make a timely “mark-to-market” election or “qualified electing fund” election, distributions that you receive from us as a direct or indirect U.S. holder will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. Internal Revenue Service if such holder holds ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the common shares or ADSs.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the shares to a U.S. Holder generally are subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares or ADSs) with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, are required to report information relating to such assets, currently on Form 8938, subject to certain exceptions (including an exception for stock held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of common shares and ADSs.

F	Dividends and Paying Agents

Not applicable.

G	Statement by Experts

Not applicable.

H	Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at http://www.latamairlinesgroup.net/financial-information/sec-filings. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

I	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

LATAM fuel consumption for 2021 was 677 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.

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

During 2021, 2020 and 2019 we entered into a mix of swaps and option contracts on NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2021 LATAM	2020 LATAM		2019 LATAM
Gallons Purchased (million)	117.4	864.3		779.8
% Total Annual Fuel Consumption	16.1%	146.4	%(*)	61.5%
Combined Result of Hedges (in million of US$)	10.1	(98.3)		(23.1)

(*)	The percentage shown in the table considers all the hedging instruments (swap and options), which between March 2020 and December 31, 2020, were not accounted as hedge accounting. The percentage shown considers the expected consumption after COVID-19.

Upon filing of Chapter 11, counterparties terminated all of our hedging contracts. Subsequently, the Company has entered into new fuel hedging contracts in accordance with orders from the Bankruptcy Court.

As of December 31, 2021, the fair value of our outstanding fuel related derivative contracts was US$17.6 million (positive).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2022, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2021, 2020, 2019.

	LATAM fuel price sensitivity Position as of December 31
	2021 LATAM (effect on equity)	2020 LATAM (effect on equity)	2019 LATAM (effect on equity)
	(millions of US$ per barrel)
HO or JET benchmark price
+5	+2.7	+0.6	+15.4
–5	-3.3	-0.6	-34.5

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure during the year 2021, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$ 79.2 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$ 80.8 million higher fuel costs.

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

To a lesser extent, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2021, LATAM has no current hedge instruments in its portfolio.

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

The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$4.0 billion since the combination between LAN and TAM in June 2012 to around US$0.5 billion as of December 31, 2021. The Company continues working to mitigate this exposure through financial and operational mechanisms.

The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2021 LATAM	2020 LATAM	2019 LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
-10%	+51.9	-10.9	+9.5
+10%	-51.9	+10.9	-9.5

Our foreign currency exchange exposure as of December 31, 2021 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,316,812	50.0%	976,518	37.1%	112,065	4.3%	229,735	8.7%	2,635,130
Other assets	9,352,617	87.6%	1,229,678	11.5%	38,063	0.4%	56,946	0.5%	10,677,304
Total assets	10,669,429	80.1%	2,206,196	16.6%	150,128	1.1%	286,681	2.2%	13,312,434
Current liabilities	9,256,664	75.0%	1,298,135	10.5%	916,152	7.4%	865,376	7.0%	12,336,327
Long-term liabilities	6,831,505	84.0%	726,945	9.0%	446,692	5.6%	37,867	0.4%	8,043,009
Total liabilities and shareholders’ equity	16,088,169	78.9%	2,025,080	9.9%	1,362,844	6.7%	897,895	4.4%	20,379,336

Risk of Fluctuations in Interest Rates

As of December 31, 2021, LATAM had US$7,112.1 million in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates, although at this moment, given the Chapter 11 proceedings, LATAM has no derivatives ongoing. Given this situation, approximately 44% of LATAM outstanding debt as of December 31, 2021, was effectively at a fixed rate.

LATAM’s interest-bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$4,006.3 million, from which 37.7% is assigned to aircraft financing and 62.3% to non-aircraft financing. The fixed interest rate debt amounts are US$3,105.8 million of which 22.3% is assigned to aircraft financing and 77.7% to non-aircraft financing.

As of December 31, 2021, the average interest rate of our outstanding interest-bearing long-term debt rate was 5.63%.

The US$ 7,112.1 million in outstanding interest-bearing loans does not include US$ 662.3 million of DIP financing provided by Related Parties, which are accounted for under Related Party Transactions (see Note 33 in our Consolidated Financial Statements). When including this amount, the average interest rate of our long-term debt as of December 31, 2021, was 6.51% and the portion of debt at a fixed rate was approximately 40%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2021, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2021 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2022	2023	2024	2025	2026	2027 and thereafter
	(millions of US$)
Interest-bearing liabilities	5.63%	2,717	299	898	262	1,013	1,065
DIP financing provided by Related Parties(3)		662	-	-	-	-	-
Total	6.51%	3,379	299	898	262	1,013	1,065

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2021.
(3)	Includes capitalized fees and interest.
(4)	Amortizations are based on December 31, 2021 contractual obligations, so they include some unsecured debt that won’t be paid in cash, but would be paid in claims.

The following table shows the sensitivity of changes in our long-term interest-bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2021 LATAM	2020 LATAM	2019 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-46.31	-42.11	-27.6
–100 basis points	+46.31	+42.11	+27.6

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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2021 LATAM	2020 LATAM	2019 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future Rates
+100 basis points	+0	+0	+13.6
–100 basis points	-0	-0	-14.7

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS.

There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

Not applicable.

B	Warrants and Rights

Not applicable.

C	Other Securities

Not applicable.

D	American Depositary Shares

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2021, the Company received US$458,177.96 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A	Disclosure Controls and Procedures

 Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2021, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

B	Management’s Annual Report on Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2021 has been audited by PricewaterhouseCoopers Consultores Auditores SpA, an independent registered public accounting firm, as stated in their report included herein.

C	Attestation report of the registered public accounting firm.

See page F-2 of our audited consolidated financial statements.

D	Changes in internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers Consultores Auditores SpA, during the fiscal years ended December 31, 2021 and 2020:

	2021	2020
	USD (in thousands)
Audit fees	1,590	1,308
Audit-related fees	-	14
Tax fees	-	-
All Other fees	-	-

Total fees	1,590	1,322

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers Consultores Auditores SpA for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services.

Board of Directors’ Committee Pre-Approval Policies and Procedures

Since January 2004, LATAM has complied with SEC regulations regarding the type of additional services our independent auditors are authorized to offer to us. In addition, our board of directors’ Committee (which serves as our Audit Committee) has decided to automatically authorize any such accepted services, individually or jointly considered during one calendar year, for an amount of up to 20% of the fees charged by the auditing firm. If the amount of any services, individually or jointly considered during one calendar year, is larger than these thresholds, approval by the board of directors’ Committee will be required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) filed with the SEC a notice on June 10, 2020 in order to delist our American Depositary Shares (ADSs). The delisting became effective on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAQ.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description

1.1	Amended By-laws of LATAM Airlines Group S.A., incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2020 on Form 20-F (File No. 333-131938), filed on March 10, 2021.

2.1	Third Amended and Restated Deposit Agreement dated as of September 21, 2017 among the Company and its successors and JPMorgan Chase Bank N.A., incorporated herein by reference from Exhibit 99(a)(1) to our registration statement on Form F-6 (File No. 333-262919), filed on February 22, 2022.

2.2	Amendment No. 1 dated as of March 12, 2021 to the Third Amended and Restated Deposit Agreement dated as of September 21, 2017, between the Company and JPMorgan Chase Bank N.A., filed as Exhibit 99(a)(2) to our registration statement on Form F-6 (File No. 333-262919), filed on February 22, 2022.

2(d)*	Description of Securities Disclosure

2.3	Indenture, dated as of April 11, 2017, between LATAM Finance Limited, as issuer, LATAM Airlines Group S.A., as guarantor, and The Bank of New York Mellon, as trustee, transfer agent and paying agent.

2.4	Indenture dated as of February 11, 2019 by and among, Latam Finance Limited, as issuer, Latam Airlines Group S.A., as guarantor, and the Bank of New York Mellon, as trustee, registrar, transfer agent and paying agent in respect of the 7.00% Senior Notes Due 2026 incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 15, 2019.

2.5	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

4.1.1	Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.1.10*	Amendment No. 18 (dated as of August 4. 2021), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment.

4.2	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.3.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.3.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.3.5.	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.3.6*	Supplemental Agreement No. 18 (dated as of April 29, 2021) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment.

4.4	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).

4.5	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.5.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.6	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).

4.7	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.8	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.9	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).

4.10	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

4.11	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.11.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.11.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.11.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.11.4*	Amendment No. 9 (dated as of August 4, 2021), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment.

4.12	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.13	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.14	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.15	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.16	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.17	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).

4.18	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.19	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.20	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.21	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.22	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industries GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.23.1	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23.2

Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2014, and portions of which have been omitted pursuant to a request for confidential treatment).

4.23.3

Amendment No. 14 (dated as of March 31, 2014), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. No. 001-14728), filed on April 1, 2015, and portions of which have been omitted pursuant to a request for confidential treatment).

4.24	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.24.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.24.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A.. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.24.6*

Termination Agreement (dated as of August 4, 2021) in respect of the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment.

4.25	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.26	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.27	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.28	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.28.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.28.4*	Amendment No. 27 (dated as of August 4, 2021) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM – Linhas Aereas S.A. Portions of this document have been omitted pursuant to a request for confidential treatment.

4.29	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM – Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.29.2*	Supplemental Agreement No. 13, dated as of April 29, 2021, to Purchase Agreement No. 3158, as amended, between TAM Linhas Aéreas and The Boeing Company (dated as of February 8, 2007). Portions of these documents have been omitted pursuant to a request for confidential treatment.

4.30*	Operating Lease Agreement between Avolon Aerospace AOE 147 Limited and the Company, dated as of September 9, 2021, relating to Boeing Model 787-9 aircraft. Portions of this document have been omitted pursuant to a request for confidential treatment.

4.31*	Form of Operating Lease Agreements between UMB Bank, N.A. and LATAM Airlines Group S.A. entered into in 2021 relating to Boeing Model 787-9 aircraft, portions of which have been omitted pursuant to a request for confidential treatment.

4.32*	Form of Aircraft Lease Agreements between Wilmington Trust Company and LATAM Airlines Group S.A. entered into in 2021 relating to Airbus A321-200 aircraft, portions of which have been omitted pursuant to a request for confidential treatment.

4.33*	Form of Aircraft Lease Agreements between Vermillion Aviation (Nine) Limited and LATAM Airlines Group S.A. entered into in August and September 2021 relating to Airbus A320-214 aircraft, portions of which have been omitted pursuant to a request for confidential treatment.

4.34	Framework Agreement dated as of September 26, 2019 by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc.

4.35	Restructuring Support Agreement, dated as of November 26, 2021 among the Company, other debtors party thereto and the commitment parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 29, 2021.

4.36	Backstop Commitment Agreements, dated as of January 12, 2022 among the Company, other debtors party thereto and the respective backstop parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 13, 2022.

8.1*	List of subsidiaries of the Company.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Latam Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Latam Airlines Group S.A. and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code and as a result, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Intangible Assets with Indefinite Useful Life (airport slots and loyalty program) Impairment Assessment

As described in Notes 2.8, 4(a), and 15 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (airport slots and loyalty program) balance at December 31, 2021 was US$777 million. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price.

The principal considerations for our determination that performing procedures relating to intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (airport slots and loyalty program) impairment assessment, including controls over the valuation of the Company’s cash generating unit. These procedures also included, among others, (i) testing management´s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the revenue growth rates, exchange rates, discount rate, inflation rates and fuel price. Evaluating management’s assumptions related to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and significant assumptions, including the discount rate.

Valuation of Loyalty Programs Breakage

As described in Notes 2.20, 4(e) and 22 to the consolidated financial statements, the Company has recorded deferred income of US$2,785 million as of December 31, 2021, of which US$1,478 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management used statistical models to estimate the breakage which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

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

Legal Contingencies

As described in Notes 2.19, 4(f) and 31 to the consolidated financial statements, provisions are recognized when management determines the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. No provision for an estimated loss is recorded in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to reliably estimate the loss for any of the pending matters. The Company also discloses the legal contingency in circumstances where management concludes no loss is probable or reliably estimable but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the legal contingencies is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reliable estimate of the loss can be made, which in turn led to a high degree of auditor judgment, and effort in evaluating management’s assessment of the loss contingencies associated with the legal matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the legal contingencies, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as the consolidated financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reliably estimable, and evaluating the sufficiency of the Company’s legal contingency disclosures.

/s/ Pricewaterhouse Coopers
Pricewaterhouse Coopers Consultores Auditores SpA

Santiago – Chile

March 29, 2022

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS

		As of	As of
		December 31,	December 31,
	Note	2021	2020
		ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,046,835	1,695,841
Other financial assets	7 - 11	101,138	50,250
Other non-financial assets	12	108,368	155,892
Trade and other accounts receivable	7 - 8	902,672	599,381
Accounts receivable from related entities	7 - 9	724	158
Inventories	10	287,337	323,574
Current tax assets	18	41,264	42,320

Total current assets other than non-current assets (or disposal groups) classified as held for sale		2,488,338	2,867,416

Non-current assets (or disposal groups) classified as held for sale	13	146,792	276,122

Total current assets		2,635,130	3,143,538

Non-current assets
Other financial assets	7 - 11	15,622	33,140
Other non-financial assets	12	125,432	126,782
Accounts receivable	7 - 8	12,201	4,986
Intangible assets other than goodwill	15	1,018,892	1,046,559
Property, plant and equipment	17	9,489,867	10,730,269
Deferred tax assets	18	15,290	564,816
Total non-current assets		10,677,304	12,506,552
Total assets		13,312,434	15,650,090

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2021	2020
		ThUS$	ThUS$
Current liabilities
Other financial liabilities	7 - 19	4,453,451	3,055,730
Trade and other accounts payables	7 - 20	4,860,153	2,322,125
Accounts payable to related entities	7 - 9	661,602	812
Other provisions	21	27,872	23,774
Current tax liabilities	18	675	656
Other non-financial liabilities	22	2,332,576	2,088,791
Total current liabilities		12,336,329	7,491,888

Non-current liabilities
Other financial liabilities	7 - 19	5,948,702	7,803,801
Accounts payable	7 - 24	472,426	651,600
Accounts payable to related entities	7 - 9	-	396,423
Other provisions	21	712,581	588,359
Deferred tax liabilities	18	341,011	384,280
Employee benefits	23	56,233	74,116
Other non-financial liabilities	22	512,056	702,008
Total non-current liabilities		8,043,009	10,600,587
Total liabilities		20,379,338	18,092,475

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings/(losses)	25	(8,841,106)	(4,193,615)
Treasury Shares	25	(178)	(178)
Other reserves		(1,361,529)	(1,388,185)
Parent’s ownership interest		(7,056,548)	(2,435,713)
Non-controlling interest	14	(10,356)	(6,672)
Total equity		(7,066,904)	(2,442,385)
Total liabilities and equity		13,312,434	15,650,090

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended
		December 31,
	Note	2021	2020	2019
		ThUS$	ThUS$	ThUS$

Revenue	26	4,884,015	3,923,667	10,070,063
Cost of sales	27	(4,963,485)	(4,513,228)	(7,951,269)
Gross margin		(79,470)	(589,561)	2,118,794
Other income	28	227,331	411,002	360,864
Distribution costs	27	(291,820)	(294,278)	(580,046)
Administrative expenses	27	(439,494)	(499,512)	(735,218)
Other expenses	27	(535,824)	(692,939)	(422,792)
Restructuring activities expenses	27	(2,337,182)	(990,009)	-
Other gains/(losses)	27	30,674	(1,874,789)	11,525
Income (loss) from operation activities		(3,425,785)	(4,530,086)	753,127
Financial income		21,107	50,397	26,283
Financial costs	27	(805,544)	(586,979)	(589,934)
Foreign exchange gains/(losses)		131,408	(48,403)	(32,571)
Result of indexation units		(5,393)	9,348	(14,989)
Income (loss) before taxes		(4,084,207)	(5,105,723)	141,916
Income tax expense / benefit	18	(568,935)	550,188	53,697

NET INCOME (LOSS) FOR THE YEAR		(4,653,142)	(4,555,535)	195,613

Income (loss) attributable to owners of the parent		(4,647,491)	(4,545,887)	190,430
Income (loss) attributable to non-controlling interest	14	(5,651)	(9,648)	5,183

Net income (loss) for the year		(4,653,142)	(4,555,535)	195,613

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	(7.66397)	(7.49642)	0.31403
Diluted earnings (losses) per share (US$)	30	(7.66397)	(7.49642)	0.31403

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2021	2020	2019
		ThUS$	ThUS$	ThUS$

NET INCOME (LOSS)		(4,653,142)	(4,555,535)	195,613
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains by new measurements on defined benefit plans	25	10,018	(3,968)	(10,636)
Total other comprehensive (loss) that will not be reclassified to income before taxes		10,018	(3,968)	(10,636)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		20,008	(894,394)	(243,271)
Other comprehensive loss, before taxes, currency translation differences		20,008	(894,394)	(243,271)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	38,870	(105,280)	96,930
Reclasification adjustment on cash flow hedges before tax	25	(16,641)	(14,690)	(30,074)
Other comprehensive income (losses), before taxes, cash flow hedges		22,229	(119,970)	66,856
Change in value of time value of options
Gains (losses) on change in value of time value of options before tax		(23,692)	-	-
Reclassification adjustments on change in value of time value of options before tax		6,509	-	-
Other comprehensive income (losses), before taxes, changes in the time value of the options		(17,183)	-	-
Total other comprehensive (loss) that will be reclassified to income before taxes		25,054	(1,014,364)	(176,415)
Other components of other comprehensive income (loss), before taxes		35,072	(1,018,332)	(187,051)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	(2,783)	924	2,873
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		(2,783)	924	2,873
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(58)	959	414
Income taxes related to components of other comprehensive loss will be reclassified to income		(58)	959	414
Total Other comprehensive (loss)		32,231	(1,016,449)	(183,764)
Total comprehensive income (loss)		(4,620,911)	(5,571,984)	11,849
Comprehensive income (loss) attributable to owners of the parent		(4,616,914)	(5,566,991)	15,250
Comprehensive income (loss) attributable to non-controlling interests		(3,997)	(4,993)	(3,401)
TOTAL COMPREHENSIVE INCOME (LOSS)		(4,620,911)	(5,571,984)	11,849

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2 - 25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the year	25	-	-	-	-	-	-	-	-	-	(4,647,491)	(4,647,491)	(5,651)	(4,653,142)
Other comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	-	30,577	1,654	32,231
Total comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	(4,647,491)	(4,616,914)	(3,997)	(4,620,911)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Total transactions with shareholders		-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Closing balance as of December 31, 2021		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/ (losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the year	25	-	-	-	-	-	-	-	-	(4,545,887)	(4,545,887)	(9,648)	(4,555,535)
Other comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	-	(1,021,104)	4,655	(1,016,449)
Total comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	(4,545,887)	(5,566,991)	(4,993)	(5,571,984)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	946	(450)	496	-	496	(74)	422
Total transactions with shareholders		-	-	-	-	-	946	(450)	496	-	496	(74)	422

Closing balance as of December 31, 2020		3,146,265	(178)	(3,790,513)	(60,941)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

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

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended
		December 31,
	Note	2021	2020	2019
		ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		5,359,778	4,620,409	11,079,333
Other cash receipts from operating activities		52,084	51,900	127,683
Payments for operating activities
Payments to suppliers for goods and services		(4,401,485)	(3,817,339)	(6,663,875)
Payments to and on behalf of employees		(941,068)	(1,227,010)	(1,644,806)
Other payments for operating activities		(156,395)	(70,558)	(267,643)
Income taxes (paid)		(9,437)	(65,692)	(45,311)
Other cash inflows (outflows)	35	(87,576)	13,593	241,286
Net cash (outflow) inflow from operating activities		(184,099)	(494,697)	2,826,667
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		752	-	-
Other cash receipts from sales of equity or debt instruments of other entities		35	1,464,012	4,063,582
Other payments to acquire equity or debt instruments of other entities		(208)	(1,140,940)	(4,131,890)
Amounts raised from sale of property, plant and equipment		105,000	75,566	50,322
Purchases of property, plant and equipment		(587,245)	(324,264)	(1,276,621)
Purchases of intangible assets		(88,518)	(75,433)	(140,173)
Interest received		9,056	36,859	17,822
Other cash inflows (outflows)	35	18,475	(2,192)	(2,249)
Net cash inflow (outflow) from investing activities		(542,653)	33,608	(1,419,207)
Cash flows from financing activities	35
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		-	(3,225)	(294,105)
Amounts raised from long-term loans		-	1,425,184	1,781,728
Amounts raised from short-term loans		661,609	560,296	93,000
Loans from Related Entities		130,102	373,125	-
Loans repayments		(463,048)	(793,712)	(1,860,455)
Payments of lease liabilities		(103,366)	(122,062)	(398,992)
Dividends paid		-	(571)	(55,116)
Interest paid		(104,621)	(210,418)	(550,877)
Other cash inflows (outflows)	35	(11,034)	(107,788)	(58,704)
Net cash inflow (outflow) from financing activities		109,642	1,120,829	(1,343,521)
Net increase in cash and cash equivalents before effect of exchanges rate change		(617,110)	659,740	63,939
Effects of variation in the exchange rate on cash and cash equivalents		(31,896)	(36,478)	(73,002)
Net increase (decrease) in cash and cash equivalents		(649,006)	623,262	(9,063)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	6	1,695,841	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	6	1,046,835	1,695,841	1,072,579

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. After Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (Over-The-Counter) markets. LATAM Airlines Group S.A. and certain of its direct and indirect affiliates are currently subject to a reorganization process in the United States of America under Chapter 11 of Title 11 of the United States Code at the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Proceedings” or “Chapter 11”).

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

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of December 31, 2021, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who owns 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of December 31, 2021, the Company had a total of 4,828 shareholders in its registry. At that date, approximately 13.07% of the Company’s property was in the form of ADRs.

For the year ended December 31, 2021, the Company had an average of 28,600 employees, ending this year with a total number of 29,114 people, distributed in 4,372 Administration employees, 14,784 in Operations, 6,708 Cabin Crew and 3,250 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As December 31, 2021			As December 31, 2020			As December 31, 2019
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%

96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	99.9714	0.0286	100.0000	99.9714	0.0286	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.9999	0.0001	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	99.8900	0.1100	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	96.2208	3.7792	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	99.9800	0.0200	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.9000	0.1000	100.0000	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2021, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position									Net Income
											For the year ended
		As of December 31,			As of December 31,			As of December 31,			December 31,
		2021			2020			2019			2021	2020	2019
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	432,271	1,648,715	(1,236,243)	404,944	1,624,944	(1,219,539)	632,673	1,487,248	(853,624)	(7,289)	(290,980)	(26,551)
Foreign	Latam Airlines Perú S.A.	484,388	417,067	67,321	661,721	486,098	175,623	519,363	510,672	8,691	(109,392)	(175,485)	(3,550)
93.383.000-4	Lan Cargo S.A.	721,484	537,180	184,304	749,789	567,128	182,661	634,852	462,666	172,186	1,590	10,936	(4,157)
Foreign	Connecta Corporation	61,068	19,312	41,756	57,922	17,335	40,587	64,110	24,023	40,087	1,169	500	1,677
Foreign	Prime Airport Services Inc. and Subsidiary (*)	24,654	25,680	(1,026)	25,050	26,265	(1,215)	22,068	23,102	(1,034)	190	(181)	802
96.951.280-7	Transporte Aéreo S.A.	471,094	327,955	143,139	546,216	347,714	198,502	359,335	142,423	216,912	(56,135)	(39,032)	14,610
96.631.520-2	Fast Air Almacenes de Carga S.A.	18,303	10,948	7,355	20,132	11,576	8,556	20,182	12,601	7,581	48	500	796
Foreign	Laser Cargo S.R.L.	(5)	-	(5)	(6)	-	(6)	(10)	-	(10)	-	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	36,617	14,669	21,940	218,435	14,355	203,829	48,929	15,228	33,450	(806)	(92,623)	(6,579)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	202,402	113,930	23,563	250,027	86,691	130,823	65,422	78,890	(12,111)	(54,961)	1,452	(2,497)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,284	45	1,239	1,394	65	1,329	1,329	50	1,279	(90)	50	(54)
96.847.880-K	Technical Trainning LATAM S.A.	2,004	467	1,537	2,181	625	1,556	2,378	1,075	1,303	181	60	(282)
Foreign	Latam Finance Limited	1,310,733	1,688,821	(378,088)	1,310,735	1,584,311	(273,576)	1,362,762	1,531,238	(168,476)	(104,512)	(105,100)	(90,736)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	1,307,721	1,307,721	-	664,458	664,458	-	-	-	-
Foreign	Profesional Airline Services INC.	61,659	58,808	2,851	17,345	14,772	2,573	3,509	1,950	1,559	278	1,014	1,096
Foreign	Jarletul S.A.	24	1,116	(1,092)	34	1,076	(1,042)	150	860	(710)	(50)	(332)	(603)
Foreign	LatamTravel S.R.L.	64	132	(68)	1,061	1,106	(45)	161	138	23	(23)	(33)	(8)
76.262.894-5	Latam Travel Chile II S.A.	588	1,457	(869)	943	1,841	(898)	672	1,354	(682)	29	392	-
Foreign	TAM S.A. and Subsidiaries (*)	2,608,859	3,257,148	(648,289)	3,110,055	3,004,935	105,120	5,090,180	3,550,875	1,539,305	(756,633)	(1,025,814)	186,140

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Vari Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

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

Changes occurred in the consolidation perimeter between January 1, 2020 and December 31, 2021, are detailed below:

(1) Incorporation or acquisition of companies

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchased 53,376 preferred shares of Lan Argentina S.A. consequently, the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

-	On December 22, 2020, Línea Aérea Carguera de Colombia S.A. carries out a capital increase for 1,861,785 shares, consequently, its shareholding composition is as follows: LATAM Airlines Group S.A. with 4.57%, Fast Air S.A. with 1.53%, Inversiones Lan S.A. with 1.53%, Lan Pax Group S.A. with 1.53% and Lan Cargo Inversiones S.A. 81.31%.

-	On December 22, 2020, Inversiones Aéreas S.A. carries out a capital increase for 9,504,335 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 33.41%, Línea Aérea Carguera de Colombia S.A. with 66.43% and Mas Investment Limited with 0.16%.

-	On December 22, 2020, Latam Airlines Perú S.A. carries out a capital increase for 12,312,020 shares, consequently its shareholding composition as follows: LATAM Airlines Group S.A. with 23.62% and Inversiones Aéreas S.A. with 76.19%.

-	On December 16, 2020, Lan Pax Group S.A. carries out capital increase for 23,678 shares. However, the shareholding composition has not changed.

-	On December 18, 2020, Latam Ecuador S.A. carries out a capital increase for 30,000,000 shares. However, the shareholding composition is not modified.

-	On March 23, 2020, Transporte Aéreo S.A. carries out a capital increase for 109,662 shares which were acquired by Mas Investment Limited, consequently, the shareholding of Transporte Aéreo S.A. is as follows: Lan Cargo S.A. with 87.12567%, Inversiones Lan S.A. with 0.00012% and Mas Investment Limited with 12.87421%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1. Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of December 31, 2021 and 2020 and for the three years ended December 31, 2021 and have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

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

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2020, except for the standards and interpretations adopted as of January 1, 2021.

(a) Application of new standards for the year 2021:

(a.1.) Accounting pronouncements with implementation effective from January 1, 2021:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 9: Financial instruments; IAS 39: Financial Instruments: Recognition and Measurement; IFRS 7: Financial Instruments: Disclosure; IFRS 4: Insurance contracts; and IFRS 16: Leases.	August 2020	01/01/2021

The application of these accounting pronouncements as of January 1, 2021, had no significant effect on the Company’s consolidated financial statements.

(a.2.) Adoption of IFRS 9 Financial Instruments for hedge accounting:

On January 1, 2018, the effective adoption date of IFRS 9 Financial Instruments, the Company decided to continue applying IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting. On January 1, 2021, the Company modified this accounting policy and adopted IFRS 9 in relation to hedge accounting, aligning the requirements for hedge accounting with the Company’s risk management policies.

The Company has evaluated the hedge relationships in force as of December 31, 2020, and has determined that they meet the criteria for hedge accounting under IFRS 9 Financial Instruments as of January 1, 2021 and, consequently, the hedge continue.

The time value of the options used as hedging instruments, at December 31, 2020, will not continue to be designated as part of the hedging relationship, but it recognition will continue been in Other Comprehensive Income until the forecast transaction occurs at which time will be recycled in the income statement. As of December 31, 2020, the amount recognized in Equity corresponding to the temporal value of the options is ThUS $ (380).

The hedge accounting requirements of IFRS 9 applied prospectively. The Company estimates that the application of this part of the standard will not have significant impact on consolidated financial statements.

The Company modified the documentation of the existing hedging relationships as of December 31, 2020 in accordance with the provisions of IFRS 9 Financial Instruments.

(b) Accounting pronouncements not in force for the financial years beginning on January 1, 2021:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IFRS 16: Lease.	March 2021	04/01/2021

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements and IFRS practice statements 2	February 2021	01/01/2023

Amendment to IFRS 4: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2023

IFRS 17: Insurance contracts	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

(ii) Improvements

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture	May 2020	01/01/2022

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c) Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 4,642 million for the year ended December 31, 2021. As of that date, the Company has a negative working capital of US$ 9,701 million and will require additional working capital during 2021 to support a sustainable business operation. As of December 31, 2021, the company has negative equity of US$ 7,051 million, which corresponds to the attributable equity to the owners of the parent.

LATAM Group passenger traffic for the year ended December 31, 2021, increasing by 18% compared to the same period in 2020 (decreasing by 59,6% compared to the same exercise in 2019).

In December 2021, the group’s revenues amounted to approximately 49% of revenues for the year ended December 31, 2019. At this time, the pace to meet the pre-COVID demand are uncertain and highly dependent on the evolution of the COVID-19 pandemic in the markets in which LATAM Group operates, therefore, management cannot make specific predictions as to this timing, but considers it reasonable to expect that the pace of the demand recovery will be different for each country.

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions for reorganization (the “Initial Bankruptcy Filing”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York. On July 7, 2020 (the “Piquero Petition Date”), Piquero Leasing Limited (“Piquero”) also filed a petition for reorganization with the Bankruptcy Court (the “Piquero Bankruptcy Filing”). On July 9, 2020 (together with the Initial Petition Date and Piquero Petition Date, as applicable, the “Petition Date”), TAM S.A. and certain of its subsidiaries in Brazil (collectively, the “Subsequent Debtors” and, together with the Initial Debtors and Piquero, the “Debtors”) also filed petitions for reorganization (together with the Initial Bankruptcy Filing and the Piquero Bankruptcy Filing, the “Bankruptcy Filing”), as a consequence of the prolonged effects of the COVID-19 Pandemic. The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) is being jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. The Debtors will continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. On June 28, 2021, LATAM Airlines Perú withdrew its request for a preventive bankruptcy process previously filed before the Indecopi of Peru, entity which approved said withdrawal by resolution without further comments.

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

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. On November 26, 2021, the Debtors filed a joint plan of reorganization (the “Plan”) and the related disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan is supported by a restructuring support agreement executed among the Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airline Group S.A., and holders of more than 50% of LATAM Airline Group S.A.’s existing equity. As of December 31, 2021, the Plan remains subject to approval by the Bankruptcy Court and could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities. On December 17, 2021, December 20, 2021, January 24, 2022, January 27, 2022, and February 28, 2022, the Debtors filed a revised Plan and associated Disclosure Statement.

On November 1, 2021, the Bankruptcy Court entered an order extending the periods in which the Debtors have the exclusive right to file and solicit a plan of reorganization to November 26, 2021 and January 26, 2022 respectively. On November 26, 2021, the Debtors filed a motion to further extend such periods, solely with respect to the Subsequent Debtors, to January 7, 2022 and March 7, 2022 respectively. On December 15, 2021, the Creditors’ Committee filed an objection to the Subsequent Debtors’ motion. That same day, the Creditors’ Committee also filed a motion seeking to terminate the Debtors’ exclusivity periods. Certain other interested parties subsequently filed joinders to the Creditors’ Committee’s termination motion, while others filed statements opposing the termination motion. On February 14, 2022, the Bankruptcy Court entered an order approving the Subsequent Debtors’ motion and denying the Creditors’ Committee’s motion.

Events Leading to the Chapter 11 Cases

Since the first quarter of 2020, the passenger air transportation business was affected worldwide by a significant decrease in international air traffic, due to the closure of international borders with the aim of protecting the population from the effects of COVID-19, an infectious disease caused by a new virus, declared a pandemic by the World Health Organization.

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

(vii) Governmental loan request in different countries in which the company operates; and Reduction of non-essential fleet and non-fleet investments.

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

Due to the foregoing, and after consulting the administration and the legal and financial advisors of the Company, on May 26, 2020 the Board resolved unanimously that LATAM Airlines should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same.

Since the Chapter 11 filing, the Company secured up to US$ 3.2 billion in a debtor-in-possession financing facility (the “DIP Facility”), as provided for in in the Super-Priority Debtor-in-Possession Term Loan Agreement (the “DIP Credit Agreement”) (See Note 3.1 c)).

Plan of Reorganization

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s approval of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. Any proposed plan of reorganization will be subject to revision based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There is no guarantee at this time that the Company will be able to obtain approval of the Plan from the Bankruptcy Court.

On November 26, 2021, the Company filed the Plan and associated Disclosure Statement. The Plan is accompanied by a Restructuring Support Agreement (the “RSA”) with the largest unsecured creditor group in the Chapter 11 Cases—holding of more than 70% of unsecured claims filed against LATAM Airlines Group S.A. and holders of approximately 48% of the US-law governed notes issued by LATAM Finance Ltd. due 2024 and 2026—as well as certain of the Company’s shareholders holding more than 50% of LATAM Airlines Group S.A.’s existing equity.

The Plan proposes the infusion of up to approximately $8.19 billion through a mix of new equity, convertible notes, and debt, which will enable the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company is expected to have total debt of approximately $7.26 billion and liquidity of approximately $2.67 billion. Specifically, the Plan outlines that:

●	Upon confirmation of the Plan, the Company intends to launch an $800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes will be issued by the Company, all of which will be preemptively offered to shareholders. To the extent not subscribed by the Company’s shareholders during the respective preemptive rights period:

○	Convertible Notes Class A will be provided to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan;

○	Convertible Notes Class B will be subscribed and purchased by the shareholders parties to the RSA; and

○	Convertible Notes Class C will be provided to certain general unsecured creditors in exchange for a combination of new money to the Company and the settlement of their claims, subject to certain limitations and holdbacks by backstopping parties.

●	The convertible notes belonging to the New Convertible Notes Classes B and C will be provided, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately $4.64 billion fully backstopped by the parties to the RSA; and

●	LATAM will raise a $500 million new revolving credit facility and approximately $2.25 billion in total new money debt financing, consisting of either a new term loan or new notes. The general deadline to file objections to the Plan and Disclosure Statement was January 7, 2022, and such deadline was further extended to January 12, 2022 and January 14, 2022 for certain interested parties.

Going Concern

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

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to material uncertainty as a product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of the COVID-19 pandemic, which could adversely affect the value of the Company’s common stock, or render it worthless. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11 Milestones

Notice to Creditors - Effect of the Automatic Stay

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

On August 31, 2020 (the “First Stay Motion”), and December 30, 2020 (the “Second Stay Motion”), Corporación Nacional de Consumidores y Usuarios de Chile (“CONADECUS”) filed two motions in the Bankruptcy Court seeking relief from the automatic stay in order prosecute certain actions against LATAM that are currently pending before the courts of Chile. LATAM filed a brief in opposition to the First Stay Motion, and on December 16, 2020, the Bankruptcy Court heard oral arguments on the First Stay Motion. At that hearing, the Bankruptcy Court granted the First Stay Motion for the limited purpose of allowing CONADECUS to further prosecute its pending appeal before the courts of Chile. On February 9, 2021, the Bankruptcy Court granted the Second Stay Motion on the same narrow grounds as the First Stay Motion. The Bankruptcy Court’s decisions on the First Stay Motion and Second Stay Motion did not affect the underlying proceedings in Chile beyond allowing CONADECUS to continue its pending appeals (See Note 31 I 2 for any updates this proceedings).

Appointment of the Creditors’ Committee

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. Since the formation of the Creditors’ Committee, three Creditors’ Committee’s members - Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A., AerCap Holdings N.V., and Aircastle Limited - have resigned from the Creditors’ Committee. The Office of the United States Trustee has not appointed replacements for these members. No trustee or examiner has been appointed in any of these Chapter 11 Cases. No other official committee have been solicited or appointed.

Assumption, Amendment & Rejection of Executory Contracts & Leases

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

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 17, 19 and 27). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Following consent of certain lessors to further extend the deadline in order to finalize productive negotiations, the Bankruptcy Court granted the Debtors’ motions to assume multiple airport leases at Miami-Dade, LAX and JFK related to the Debtors’ passenger and cargo businesses.

The Debtors have also assumed a number of important agreements. For example, on June 1, 2021, the Bankruptcy Court approved the assumption and ratification of certain purchase agreements, as amended, with The Boeing Company. In addition, on July 1, 2021, the Court approved the Debtors’ assumption of the Export Credit Agency-backed fleets, which comprises 65 total aircraft. On December 15, 2021, the Debtors filed a motion for an order approving streamlined procedures for the assumption of executory contracts and unexpired leases. At the December 29, 2021 hearing, the Bankruptcy Court granted the Debtors’ motion.

Further, the Debtors have filed or will file motions to reject certain aircraft and engine leases:

Bankruptcy Court approval date:	Asset rejected:
June 8, 2020	(i) 1 Boeing 767
June 24, 2020	(i) 16 Airbus A320-family aircraft; (ii) 2 Airbus A350 aircraft; and (iii) 4 Boeing 787-9
June 28, 2020	(i) 2 Engine model V2527-A5; and (ii) 2 Engine model CFM56-5B4/3
July 29, 2020	(i) 1 Engine model CFM56-5B3/3
August 19, 2020	(i) 1 Boeing 767
October 26, 2020	(i) 3 Airbus A320-family aircraft
October 28, 2020	(i) 1 Airbus A319
November 5, 2020	(i) 1 Airbus A320-family aircraft
January 29, 2021	(i) 2 Airbus A320-family aircraft
April 23, 2021	(i) 1 Airbus A350-941 aircraft
May 14, 2021	(i) 6 Airbus A350 aircraft
June 17, 2021	(i) 1 Airbus A350-941 aircraft
June 24, 2021	(i) 3 Airbus A350-941 aircraft
November 3, 2021	(i) 1 Rolls-Royce Trent XWB-84K engine; and (ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5

As of December 31, 2021, and as a result of these contract rejections, obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See note 17, 19 and 27. All accounting effects were recorded as Restructuring activities expenses during the year ending December 31, 2020 and 2021 as Restructuring activities expenses.

The Debtors also have filed or will file motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	MSN Number /Counterparty
March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827
April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081
May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee Aircraft MSNs 38459, 38478, 38479, 38461
August 31, 2021	(i) Avolon Aerospace Leasing Limited or its Affiliates, MSNs 38891, 38893, 38895 (ii) Sky Aero Management Ltd.

In addition, the Debtors also have filed or will file motions to enter into certain aircraft lease amendment agreement which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
December 31, 2020	Vermillion Aviation (two) Limited
April 14, 2021	(1) Bank of Utah
(2) AWAS 5234 Trust
(3) Sapucaia Leasing Limited, PK Airfinance US, LLC and PK Air 1 LP
April 15, 2021	Aviator IV 3058, Limited
April 27, 2021	Bank of America Leasing Ireland Co.,
May 4, 2021	(1) NBB Grosbeak Co., Ltd, NBB Cuckoo Co., Ltd., NBB-6658 Lease Partnership, NBB-6670 Lease Partnership and NBB Redstart Co. Ltd.
(2) Sky High XXIV Leasing Company Limited and Sky High XXV Leasing Company Limited
(3) SMBC Aviation Capital Limited
May 5, 2021	(1) JSA International US Holdings LLC and Wells Fargo Trust Company N.A.
(2) Orix Aviation Systems Limited
May 27, 2021	(1) Shenton Aircraft Leasing 3 (Ireland) Limited.
(2) Chishima Real Estate Company, Limited and PAAL Aquila Company Limited
May 28, 2021	MAF Aviation 1 Designated Activity Company
May 30, 2021	(1) IC Airlease One Limited
(2) UMB Bank, National Association, Macquarie Aerospace Finance 5125-2 Trust and Macquarie Aerospace Finance 5178 Limited
(3) Wilmington Trust SP Services (Dublin) Limited
(4) Aercap Holdings N.V.
(5) Banc of America Leasing Ireland Co.
(6) Castlelake L.P.
July 1, 2021	EX-IM Fleet
July 8, 2021	Greylag Goose Leasing 38887 Designated Activity Company
July 15, 2021	(1) ECAF I 40589 DAC (2) Wells Fargo Company, National Associates, as Owner Trustee (3) Orix Aviation Systems Limited (4) Wells Fargo Trust Company, N.A.

July 20, 2021

(1) Avolon AOE 62 Limited

(2) Avolon Aerospace (Ireland) AOE 99 Limited, Avolon Aerospace (Ireland) AOE 100 Limited, Avolon Aerospace (Ireland) AOE 101 Limited, Avolon Aerospace (Ireland) AOE 102 Limited, Avolon Aerospace (Ireland) AOE 103 Limited, Avolon Aerospace AOE 130 Limited, Avolon Aerospace AOE 134 Limited

July 27, 2021	(1) Merlin Aviation Leasing (Ireland) 18 Limited (2) JSA International U.S. Holdings, LLC
August 30, 2021

(1) Yamasa Sangyo Aircraft LA1 Kumiai and Yamasa Sangyo Aircraft LA2 Kumiai

(2) Dia Patagonia Ltd. and DIa Iguazu Ltd.

Condor Leasing Co., Ltd., FC Initial Leasing Ltd., Alma Leasing Co., Ltd., and FI Timothy Leasing Ltd.

(3) Platero Fleet

(4) SL Alcyone Ltd.

(5) NBB Crow Co., Ltd.

(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC

(7) Gallo Finance Limited

(8) Orix Aviation Systems Limited

The amendment on lease agreement were accounted as a lease modification and the impact are disclosure on note 17 and 19.

The Debtors also have filed or will file motions to enter into certain engine lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term, including:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
September 7, 2021	General Electric Affiliated Engine Servicers
November 4, 2021	(1) Engine Lease Finance Corporation (GE 90 Engines)
December 28, 2021	(1) Engine Lease Finance Corporation (CFM56-5B3/3 Engines)

In relation to several of these lease and engine amendment agreements, the Debtors have or will enter into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

Other Key Filings

On August 5, 2021, the Debtors filed two motions seeking to (i) approve certain restructuring arrangements with Airbus S.A.S. and Banco Santander, S.A. and (ii) to assume certain purchase agreements with Airbus S.A.S. Orders approving these motions were entered on August 27, 2021. In addition, on August 5, 2021, the Debtors filed a motion seeking authorization to enter into a sale and leaseback transaction with Sky Aero Management Ltd., pursuant to which the Debtors will sell and leaseback certain aircraft purchased in the Airbus purchase agreements that were assumed. In addition, on August 5, 2021 the Debtors filed a motion seeking authorization to purchase certain aircraft from Wacapou Leasing S.A. Orders approving both of these motions were entered on August 30, 2021.

On June 16, 2021 Banco del Estado de Chile (“BancoEstado”) filed a motion seeking to set a briefing and discovery schedule in connection with BancoEstado’s separate motion to substantively consolidating the estates of LATAM Airlines Group S.A., LATAM Finance Ltd. and Peuco Finance Ltd (the “Substantive Consolidation Motion”). BancoEstado filed the BancoEstado Motion on June 18, 2021. On June 23, 2021, the Debtors as well as certain other interested parties each filed an objection to BancoEstado’s motion. BancoEstado filed a reply in response to such objections on July 19, 2021. The Bankruptcy Court denied BancoEstado’s motion to set a briefing and discovery schedule on July 22, 2021, but the Bankruptcy Court indicated that BancoEstado could resubmit their motion as an objection to the Disclosure Statement.

On June 16, 2021, the Creditors’ Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”), and, together with the Delta Motion, (the “Standing Motions”), which were opposed by certain parties. The Standing Motions were scheduled to be heard at a hearing on July 30, 2021. The Bankruptcy Court proposed that the parties mediate certain matters related to the claims raised in the Standing Motions in the first instance. The Bankruptcy Court asked that the parties coordinate to select a mediator and establish a proposed plan for the mediation. On August 31, 2021, the Bankruptcy Court entered an order appointing the Honorable Allan L. Gropper (Ret.) as mediator, and the parties subsequently began mediating these matters. On October 15, 2021, the mediator issued a notice terminating the mediation, noting that the mediation had failed. The Creditors’ Committee has asked the Bankruptcy Court to re-schedule a hearing on the Standing Motions on the Bankruptcy Court’s next available hearing date.

On September 10, 2021, the Debtors filed a motion to assume various aircraft agreements and for related relief in connection with the Triton, Centaurus and JOLCO aircraft. The motion was adjourned sine die on December 22, 2021.

On December 8, 2021, the Debtors filed (i) a motion for entry of an order authorizing long term restructuring agreements with the Centaurus/Triton Lessors, SBI Lessors, and Pilar II Leasing Limited and approving related settlement agreement with certain claimants and (ii) a motion for entry of an order approving settlement stipulation with Sajama Investments, Inc. The Creditors’ Committee and BancoEstado objected to both motions, and an evidentiary hearing on the motions was scheduled for January 21, 2022. On January 28, 2022, the Bankruptcy Court overruled the objections and granted the motion.

Statements and Schedules

Since September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors. On August 13, 2021 and December 3, 2021, the Debtors filed amended schedules. The Company is also required to file “Monthly Operating Reports” (MOR), to account for the receipt, administration and disposition of property during the pendency of the Chapter 11 Cases.

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

Intercompany and Affiliate Transactions

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

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$2.45 billion (See note 3.1 c)). On October 18, 2021, the Bankruptcy Court entered an order approving a third tranche of secured financing for $750 million, as provided for in the DIP Credit Agreement. Accordingly, as of December 31, 2021, the Debtors have secured a DIP Facility in the total aggregate amount of up to $3.2 billion.

Establishment of Bar Dates

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

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,400 submitted claims, including those related to the Debtors fleet obligations, and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Although many objections have been entered on an omnibus basis, some claims disputes will likely require individualized adjudication by the Bankruptcy Court. Further, on March 18, 2021, the Bankruptcy Court entered an order approving alternative dispute resolution procedures to resolves certain claims disputes outside of the Bankruptcy Court. As of December 23, 2021, the Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 3,400 claims with a total value of approximately US$60 billion. As noted above, the Debtors have entered into claims stipulations in connection with their lease amendment agreements. As the Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. As of December 31, 2021 approximately 3,568 of the Claims filed against Latam are still being reconciled and so at this time the amounts of such Claims cannot be reliably estimated.

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

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function in Other gains (losses).

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

(c) Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs recognized in the consolidated income statement under “Result of indexation units”.

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

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 17 (d).

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

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.8. Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

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

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

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

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b) Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10. Derivative financial instruments and hedging activities

Until December 31, 2020 the Company recognized the hedging derivatives in accordance with IAS 39, as of January 1, 2021 the Company changed the recognition of these derivatives in accordance with IFRS 9 and continues to recognize under this same standard the derivatives that do not qualify as hedges.

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b) Derivatives not booked as a hedge

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

2.13. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

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

2.17. Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

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

2.19. Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

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

(2) Miles sold to financial and non-financial partner

To value the miles or points earns through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

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

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

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

2.24. Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

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

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i) Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

As of December 31, 2021, the Company recognized profit of US$ 10.1 million for fuel hedge net of premiums in the costs of sale for the year. During the same period of 2020, the Company recognized losses of US$ 14,3 million for the same concept.

As of December 31, 2021 the market value of the fuel positions was US$ 17.6 million (positive). At the end of December 2020, this market value was US$ 1.3 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2021 (*)	Maturities
	Q122	Q222	Q322	Q422	Total
Percentage of coverage over the expected volume of consumption	25%	30%	17%	14%	21%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2020 (*)	Maturities
	Q121	Q221	Q321	Q421	Total
Percentage of coverage over the expected volume of consumption	3%	3%	3%	3%	3%

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

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following tables show the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of December 2021 and the end of December 2020. The projection period was defined until the end of the last fuel hedging contract in force, corresponding to the last business day of the fourth quarter of the year 2022.

	Positions as of December 31, 2021	Positions as of December 31, 2020
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
+5	+2.7	+0.6
-5	-3.3	-0.6

Given the fuel hedging structure during half – year 2021, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 79.2 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 80.8 million in higher fuel costs.

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

Exchange Rate Hedging Results (FX):

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2021, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2021 and December 31, 2020 the Company did not maintain FX derivatives.

During the year ended December 31, 2021, the Company did not recognize earnings for FX coverage net of premiums. During the same period of 2020, the Company recognized gains of US$ 3.2 million for FX hedging net of premiums.

As of December 31, 2021 and December 31, 2020 the company does not hold FX derivatives that are not recognized as hedge accounting.

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

As of December 31, 2021 and December 31, 2020 the Company had no current FX derivatives for BRL.

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

The following table shows the variation in financial results when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation)	Effect December 31, 2021	Effect December 31, 2020
De R$/US$	(MUS$)	(MUS$)
-10%	+51.9	-10.9
+10%	-51.9	+10.9

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

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2021	Effect at December 31, 2020
of R$/US$	MUS$	MUS$
-10%	+96.66	+191.53
+10%	-79.09	-156.71

(iii) Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”). Because the publication of LIBOR will cease for June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR.

Mitigation:

At the end of December 31, the Company did not have current interest rate derivative positions. Currently a 40% (42% at December 31, 2020) of the debt is fixed to fluctuations in interest rate. Most of this debt is indexed to a benchmark rate based on LIBOR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee. (“ARRC”) in the case of debt, in line with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Rate Hedging Results:

As of December 31, 2021, the Company did not hold current interest rate derivative positions. At the end of December 2020, the Company did not hold current interest rate derivative positions.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2021	Positions as of December 31, 2020
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)

+100 basis points	-46.31	-42.11
-100 basis points	+46.31	+42.11

As of December 31, 2021, the Company does not hold current interest rate derivative positions. The above calculations were vertically increased (decreased) 100 basis points of the three-month Libor future curve, both scenarios being reasonably possible based on historical market conditions.

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

On March 5, 2021, the ICE Benchmark Administration (“IBA”) announced that, as a result of little access to the information necessary for calculating rates, the publication of the 1-week, 2-months USD rates will cease to be published on December 31, 2021 and the remaining terms will cease on June 30, 2023. Although the adoption of alternative rates is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference the discontinuation of LIBOR. In this regard, the Company identifies that its derivative and debt contracts may be affected by the change in the relevant rate. To mitigate the effect, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) in the case of debt, online with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Currently, the Company only has fuel derivatives with a nominal value equivalent to 21%’s hedge of the total consumption expected for the next 12 months.

(b) Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio at December 31, 2021 increased when compared to the balance as of December 31, 2020 by 48%, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 124% in sales, mainly from a 68% of credit card payments and 32% in cash sales. Instead, the cargo business showed an increase in its net income of 23% compared to December 2020. The cargo business increase in its operation in a 23% compared to December 2020. In the case of clients who still have pending balances and that the administration considered risky, the corresponding measures were taken to consider expected credit loss The provision at the end of December 2021 had a decrease of 34% compared to December 31, 2020, as a result of the decrease in the portfolio for recoveries and for the application of write-offs in the years.

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

As of December 31, 2021, the balance of liquid funds is US$ 1,047 million (US $ 1,696 million as of December 31, 2020), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2021, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

Finally, during the fourth quarter of 2021, the company has reduced budgeted investments by approximately US$ 146 million, mainly related to maintenance, given the lower operation, purchase of engines, investments in cabins and other projects. In addition, LATAM has not received aircraft that it was committed to receiving in 2021, which at the beginning of the year reached US$ 773 million.

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3.2 billion divided in Tranche A, B and C. Initially, Tranches A and C were committed for a total of US$2.45 billion. To date, these three tranches are fully committed after the approval on October 18 of a proposal to grant financing under Tranche B of the DIP for a total of US$750 million, thus allowing LATAM to access lower financing costs in the next disbursements of the DIP financing.

1) A Tranche A, which is committed for up to US$ 1.3 billion, out of which (i) US$ 1.125 billion were be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) US$ 175 million were be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies;

2) A Tranche B for an amount up to US $750 million that will be contributed by a group of financiers including Oaktree Capital Management, L.P. and Apollo Management Holdings, L.P. and other certain funds advised by them; and

3) A Tranche C for a capital amount of up to US$ 1.15 billion, of which (i) US$ 750 million was provided by a certain group of LATAM’s shareholders composed by Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) US$ 250 million was provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) US$ 150 million which was committed by certain additional shareholder investors through a public investment fund managed by Toesca S.A., through a “joinder” or supplement to the “DIP Agreement” subscripted on November 6, 2020.

In consideration of the extension of the health and mobility restrictions imposed by the authorities in the countries where the group operates, as well as the analysis of the company’s liquidity projection, beginning on October 8, 2020, LATAM has made four withdrawals under the DIP Credit Agreement. In accordance with the terms of the “DIP Agreement”, Debtors must maintain consolidated liquidity of at least US $ 400 million, considering the undrawn line of the DIP, and meet certain milestones with respect to the Chapter 11 Proceedings.

The amounts by Tranche are summarized in the table below:

	As of December 31, 2021			As of December 31, 2020
Tranche	Committed amount	Withdrew amount	Available amount	Committed amount	Withdrew amount	Available amount
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$

Tranche A	1,300	876	424	1,300	650	650
Tranche B	750	300	450	-	-	-
Tranche C	1,150	774	376	1,150	500	650
Total	3,200	1,950	1,250	2,450	1,150	1,300

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.018.000-1	CITIBANK	Chile	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
97.030.000-7	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,236	-	-	-	-	10,236	10,106	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	751	2,604	106,939	-	-	110,294	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	60,935	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	36,171	179,601	31,461	31,461	369,537	648,231	502,897	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	184,188	104,125	884,188	856,000	-	2,028,501	1,500,000	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,182	19,425	40,087	41,862	95,475	214,031	198,475	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,652	17,921	36,660	37,829	55,297	177,359	166,712	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60
Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	8,150	46,746	94,062	14,757	-	163,715	156,933	Quarterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	613,419	-	-	-	-	613,419	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,858,051	-	-	-	1,858,051	1,644,876	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	271	1,173	3,375	10,546	55,957	71,322	62,890	Quarterly	1.84	1.84
Financial lease
0-E	CREDIT AGRICOLE	France	US$	699	1,387	-	-	-	2,086	2,052	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,268	59,522	5,721	-	-	84,511	83,985	Quarterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,351	26,519	21,685	-	-	55,555	54,918	Quarterly	1.56	0.96
0-E	NATIXIS	France	US$	5,929	34,328	59,574	59,930	130,131	289,892	261,458	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,158	72,424	133,592	6,573	-	230,747	219,667	Quarterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	853	5,763	10,913	-	-	17,529	16,851	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,758	11,040	61,167	249,466	269,087	593,518	533,127	Quarterly	2.88	2.03
Others loans
0-E	OTHERS (**)		US$	55,819	-	-	-	-	55,819	55,819	At Expiration	-	-
	TOTAL			1,493,535	2,445,619	1,519,275	1,344,761	1,064,747	7,867,937	6,801,685

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2021
(**)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	185,833	Monthly	3.95	3.95
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	74,661	Monthly	4.33	4.33
Financial leases
0-E	NATIXIS	France	US$	486	2,235	4,080	11,076	-	17,877	17,326	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	762	2,706	4,675	4,646	5,077	17,866	10,999	Monthly	14.72	14.72
Others Loans
0-E	Deustche Bank (**)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	At Expiration	-	-
	TOTAL			283,421	4,941	8,755	15,722	5,077	317,916	310,451

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2021
(**)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	694,568	469,568	767,629	811,843	778,613	3,522,221	2,883,657	-	-	-
-	OTHER ASSETS	OTHERS	US$	9,859	11,820	22,433	23,365	8,651	76,128	73,615	-	-	-
			UF	1,759	982	245	76	231	3,293	2,621	-	-	-
			COP	2	7	35	-	-	44	42	-	-	-
			EUR	198	112	293	-	-	603	599	-	-	-
			PEN	4	7	97	-	-	108	103	-	-	-
Trade and other accounts payables
-	OTHERS	OTHERS	US$	665,645	165,085	-	-	-	830,730	830,730	-	-	-
			CLP	214,224	4,912	-	-	-	219,136	219,136	-	-	-
			BRL	365,486	5,258	-	-	-	370,744	370,744	-	-	-
			Other currency	542,304	3,719	-	-	-	546,023	546,023	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	2,268	-	-	-	2,268	2,268	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	CLP	-	175,819	-	-	-	175,819	175,819	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	43,955	-	-	-	43,955	43,955	-	-	-
	Total			2,494,049	1,323,072	790,732	835,284	787,495	6,230,632	5,588,872
	Total consolidated			4,271,005	3,773,632	2,318,762	2,195,767	1,857,319	14,416,485	12,701,008

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.018.000-1	SCOTIABANK	Chile	US$	76,929	-	-	-	-	76,929	74,000	At Expiration	3.08	3.08
97.030.000-7	BANCO ESTADO	Chile	US$	41,543	-	-	-	-	41,543	40,000	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,685	-	-	-	-	20,685	20,000	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,545	-	-	-	-	12,545	12,000	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	11,631	-	-	-	-	11,631	11,255	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	3,323	2,678	139,459	-	-	145,460	139,459	Quarterly	2.80	2.80
76.362.099-9	BTG	Chile	UF	2,104	68,920	-	-	-	71,024	67,868	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	23,210	26,857	217,555	35,041	429,101	731,764	560,113	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	80,063	76,125	208,250	836,063	828,000	2,028,501	1,500,000	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	50,500	40,889	104,166	107,342	219,666	522,563	474,273	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	47,918	37,509	84,048	84,487	35,712	289,674	271,129	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	11,502	9,425	21,042	-	-	41,969	37,870	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	37,114	28,497	77,881	80,678	194,901	419,071	382,413	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	131,345	-	-		-	131,345	130,000	At Expiration	1.73	1.73
Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	1,347	275,773	-	-	-	277,120	273,199	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	87,611	74,852	119,460	19,950	-	301,873	291,519	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	3,405	10,404	603,443	-	-	617,252	600,000	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	952,990	-	-	952,990	793,003	At Expiration	22.19	13,19
Financial lease
0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	5,965	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,889	2,057	2,062	-	-	18,008	17,961	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	79,117	61,983	118,372	46,115	19,118	324,705	312,792	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,926	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,851	2,343	793	-	-	17,987	17,951	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	114,952	104,946	237,945	99,232	-	557,075	541,406	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,551	17,851	26,308	-	-	65,710	65,247	Quarterly	1.30	0.76
0-E	RRPF ENGINE LEASING	England	US$	4,093	3,382	8,826	4,870	-	21,171	18,489	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,589	4,763	12,977	755	-	23,084	22,730	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,620	9,647	26,261	770	-	48,298	47,609	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	60,527	54,611	144,670	86,076	-	345,884	327,419	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	4,624	12,202	3,153	-		19,979	19,522	Monthly	1.98	1.98
	TOTAL			980,479	925,714	3,109,661	1,401,379	1,726,498	8,143,731	7,077,118

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2020

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	452	497	61	-	-	1,010	943	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	91,672	-	-	-	-	91,672	80,175	Monthly	4.34	4.33
0-E	BANCO DO BRASIL	Brazil	BRL	208,987	-	-	-	-	208,987	199,557	Monthly	3.95	3.95
Financial leases

0-E	NATIXIS	France	US$	31,482	9,276	42,383	-	-	83,141	81,260	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,460	2,442	25	-	-	4,927	4,759	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	134,919	-	-	-	-	134,919	144,120	Quarterly	3.07	3.01
0-E	GA TELESIS LLC	U.S.A.	US$	758	1,753	4,675	4,675	7,969	19,830	12,261	Monthly	14.72	14.72

	TOTAL			470,730	13,968	47,144	4,675	7,969	544,486	523,075

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2020

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
-	AIRCRAFT	OTHERS	US$	226,510	679,529	877,438	812,821	889,072	3,485,370	3,026,573	-	-	-
-	OTHER ASSETS	OTHERS	US$	3,403	9,953	6,706	18,271	6,349	44,682	46,520	-	-	-
			UF	2,103	5,836	1,072	1,973	2,485	13,469	11,401	-	-	-
			COP	22	7	14	-	-	43	48	-	-	-
			EUR	156	443	188	-	-	787	772	-	-	-
			PEN	29	15	49	-	-	93	137	-	-	-
			BRL	1,002	3,891	14,414	-	-	19,307	35,555	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	330,172	47,781	-	-		377,953	377,953	-	-	-
			CLP	230,997	119,337	-	-		350,334	350,334	-	-	-
			BRL	359,350	5,859	-	-		365,209	365,209	-	-	-
			Other currency	598,619	65,684	-	-		664,303	664,303	-	-	-
Accounts payable to related parties currents
Foreign	Delta Airlines	U.S.A.	US$	805	-	-	-		805	805	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A.	CLP	7	-	-	-		7	7
97.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Chile	CLP	-	-	105,713	-		105,713	105,713
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	-	132,141	-		132,141	132,141	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	-	132,141	-		132,141	132,141
Foreign	Lozuy S.A.	Uruguay	US$	-	-	26,428	-	-	26,428	26,428	-	-	-

	Total			1,753,175	938,335	1,296,304	833,065	897,906	5,718,785	5,276,040

	Total consolidated			3,204,384	1,878,017	4,453,109	2,239,119	2,632,373	14,407,002	12,876,233

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2020, the Company had delivered US$ 3 million in guarantees for derivative margins corresponding to cash and standby letters of credit. As of December 31, 2021, the Company maintains guarantees for US$ 5.5 million corresponding to derivative transactions. The increase was due to: i) greater subscription of hedging contracts than their maturity and ii) changes in fuel prices, exchange rates and interest rates.

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

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2021, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company’s filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3. Estimates of fair value.

At December 31, 2021, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1. Derivative financial instruments:

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2021				As of December 31, 2020
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash and cash equivalents	26,025	26,025	-	-	32,782	32,782	-	-
Short-term mutual funds	26,025	26,025	-	-	32,782	32,782	-	-

Other financial assets, current	26,467	1,637	24,830	-	4,097	366	3,731	-
Fair value of fuel derivatives	17,641	-	17,641	-	1,296	-	1,296	-
Private investment funds	347	347	-	-	348	348	-	-
Certificate of Deposit (CBD)	7,189	-	7,189	-	2,435	-	2,435	-
Domestic and foreign bonds	1,290	1,290	-	-	18	18	-	-

Liabilities

Other financial liabilities, current	5,671	-	5,671	-	5,671	-	5,671	-
Fair value of interest rate derivatives	2,734	-	2,734	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	2,937	-	2,937	-	2,937	-	2,937	-

Additionally, at December 31, 2021, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2021		As of December 31, 2020
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,020,810	1,020,810	1,663,059	1,663,059
Cash on hand	2,120	2,120	4,277	4,277
Bank balance	558,078	558,078	732,578	732,578
Overnight	386,034	386,034	802,220	802,220
Time deposits	74,578	74,578	123,984	123,894
Other financial assets, current	74,671	74,671	46,153	46,153
Other financial assets	74,671	74,671	46,153	46,153
Trade debtors, other accounts receivable and Current accounts receivable	902,672	902,672	599,381	599,381
Accounts receivable from entities related, current	724	724	158	158
Other financial assets, not current	15,622	15,622	33,140	33,140
Accounts receivable, non-current	12,201	12,201	4,986	4,986

Other current financial liabilities	4,447,780	4,339,370	3,050,059	2,995,768
Accounts payable for trade and other accounts payable, current	4,860,153	4,860,153	2,322,125	2,322,125
Accounts payable to entities related, current	661,602	662,345	812	812
Other financial liabilities, not current	5,948,702	5,467,594	7,803,801	6,509,081
Accounts payable, not current	472,426	472,426	396,423	410,706

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

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

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

In effect and due to the worldwide contingency of the COVID 19 pandemic, the company has established new commercial policies with clients regarding the validity of air tickets, making it easier to use in flight, reissue and return, what has been considered at the time of estimating expired tickets.

As of December 31, 2021, deferred income associated with air tickets sold amounted to ThUS $ 1,126,371 (ThUS $ 904,558 as of December 31, 2020).

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2021, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS $ 1,285,732 (ThUS $ 1,365,534 as of December 31, 2020). A hypothetical change of one percentage point in the probability of swaps would translate into an impact of ThUS $ 27,151 in the results as of 2021 (ThUS $ 24,425 in the results as of 2020). The deferred income associated with the LATAM Pass Brasil loyalty program (See Note 22) amounts to ThUS $ 192,381 as of December 31, 2021 (ThUS $ 187,493 as of December 31, 2020). A hypothetical change of two percentage points in exchange probability would translate into an impact of ThUS $ 5,100 in the results as of 2021 (ThUS $ 4,948 in the results as of 2020).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist develop a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f) Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

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

A decrease of one percentage point in our estimate of the rates used as in the calculation of the new and amendment contract as of December 31, 2021 would increase the lease liability by approximately US $ 76 million.

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

NOTE 5 - SEGMENTAL INFORMATION

As of December 31, 2021, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended
	At December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Peru	503,616	297,549	801,965
Argentina	75,513	172,229	584,959
U.S.A.	577,970	505,145	1,004,238
Europe	376,857	338,565	726,165
Colombia	368,474	177,007	380,449
Brazil	1,664,523	1,304,006	3,949,797
Ecuador	162,959	112,581	203,334
Chile	794,122	638,225	1,546,960
Asia Pacific and rest of Latin America	359,981	378,360	872,196
Income from ordinary activities	4,884,015	3,923,667	10,070,063
Other operating income	227,331	411,002	360,864

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Cash on hand	2,120	4,277
Bank balances	558,078	732,578
Overnight	386,034	802,220
Total Cash	946,232	1,539,075
Cash equivalents
Time deposits	74,578	123,984
Mutual funds	26,025	32,782
Total cash equivalents	100,603	156,766
Total cash and cash equivalents	1,046,835	1,695,841

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balance can only be used on normal course of business activities and invested in specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2021	2020
	ThUS$	ThUS$

Argentine peso	7,148	20,107
Brazilian real	89,083	136,938
Chilean peso	9,800	32,649
Colombian peso	13,535	17,185
Euro	7,099	10,361
US Dollar	886,627	1,438,846
Other currencies	33,543	39,755
Total	1,046,835	1,695,841

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2021

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,020,810	26,025	-	1,046,835
Other financial assets, current (*)	83,150	347	17,641	101,138
Trade and others accounts receivable, current	902,672	-	-	902,672
Accounts receivable from related entities, current	724	-	-	724
Other financial assets, non current	15,622	-	-	15,622
Accounts receivable, non current	12,201	-	-	12,201
Total	2,035,179	26,372	17,641	2,079,192

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,447,780	2,937	2,734	4,453,451
Trade and others accounts payable, current	4,860,153	-	-	4,860,153
Accounts payable to related entities, current	661,602	-	-	661,602
Other financial liabilities, non-current	5,948,702	-	-	5,948,702
Accounts payable, non-current	472,426	-	-	472,426
Total	16,390,663	2,937	2,734	16,396,334

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2020

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,663,059	32,782	-	1,695,841
Other financial assets, current (*)	48,605	348	1,297	50,250
Trade and others accounts receivable, current	599,381	-	-	599,381
Accounts receivable from related entities, current	158	-	-	158
Other financial assets, non current	33,140	-	-	33,140
Accounts receivable, non current	4,986	-	-	4,986
Total	2,349,329	33,130	1,297	2,383,756

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	3,050,059	2,937	2,734	3,055,730
Trade and others accounts payable, current	2,322,125	-	-	2,322,125
Accounts payable to related entities, current	812	-	-	812
Other financial liabilities, non-current	7,803,801	-	-	7,803,801
Accounts payable, non-current	651,600	-	-	651,600
Accounts payable to related entities, non-current	396,423	-	-	396,423
Total	14,224,820	2,937	2,734	14,230,491

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Trade accounts receivable	785,952	532,106
Other accounts receivable	209,925	194,454
Total trade and other accounts receivable	995,877	726,560
Less: Expected credit loss	(81,004)	(122,193)
Total net trade and accounts receivable	914,873	604,367
Less: non-current portion – accounts receivable	(12,201)	(4,986)
Trade and other accounts receivable, current	902,672	599,381

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2021			As December 31, 2020
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	591,210	(8,806)	4%	302,079	(11,112)
From 1 to 90 days	10%	116,613	(11,840)	4%	103,615	(4,049)
From 91 to 180 days	31%	11,376	(3,567)	66%	15,989	(10,501)
From 181 to 360 days	72%	3,863	(2,766)	80%	40,621	(32,627)
more of 360 days	86%	62,890	(54,025)	92%	69,802	(63,904)
Total		785,952	(81,004)		532,106	(122,193)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	December 31,	December 31,
Currency	2021	2020
	ThUS$	ThUS$
Argentine Peso	7,282	6,517
Brazilian Real	361,745	221,952
Chilean Peso	53,488	44,737
Colombian Peso	5,657	1,292
Euro	24,143	24,370
US Dollar	441,079	292,125
Korean Won	844	79
Mexican Peso	2,428	4,624
Australian Dollar	62	49
Pound Sterling	12,728	5,647
Uruguayan Peso (New)	860	792
Swiss Franc	360	754
Japanese Yen	106	77
Swedish crown	488	129
Other Currencies	3,603	1,223
Total	914,873	604,367

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
Periods	balance	Write-offs	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2019	(97,991)	12,569	(14,980)	(100,402)
From January 1 to December 31, 2020	(100,402)	30,754	(52,545)	(122,193)
From January 1 to December 31, 2021	(122,193)	26,435	14,754	(81,004)

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

	As of December 31, 2021			As of December 31, 2020
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	785,952	(81,004)	704,948	532,106	(122,193)	409,913
Other accounts receivable	209,925	-	209,925	194,454	-	194,454

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	703	148
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	2	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	6	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	4	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	7	-
	Total current assets				724	158

(b)	Current and non current accounts payable

					Current liabilities		Non current liabilities
					As of	As of	As of	As of
			Country		December 31,	December 31,	December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2021	2020	2021	2020
					ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	2,268	805	-	-
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	5	-	-	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7	-	-
81.062.300-4	Costa Verde Aeronautica S.A. (*)	Shareholder	Chile	US$	175,819	-	-	105,713
Foreign	QA Investments Ltd (*)	Common shareholder	Jersey Channel Islands	US$	219,774	-	-	132,141
Foreign	QA Investments 2 Ltd (*)	Common shareholder	Jersey Channel Islands	US$	219,774	-	-	132,141
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	43,955	-	-	26,428
	Total current and non current liabilities				661,602	812	-	396,423

(*)	Corresponds to drawdowns of Tranche C of the DIP loan (See Note 3.1c)

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2021 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Technical stock	250,327	284,409
Non-technical stock	37,010	39,165
Total	287,337	323,574

The items included in this item correspond to spare parts and materials which will be used, mainly, in consumptions of on-board services and in own and third-party maintenance services; These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Provision for obsolescence Technical stock	64,455	42,979
Provision for obsolescence Non-technical stock	5,785	4,651
Total	70,240	47,630

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2021, the Company registered ThUS$ 47,362 (ThUS$ 55,507 as of December 31, 2020) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a) The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets
Private investment funds	347	348	-	-	347	348
Deposits in guarantee (aircraft)	7,189	2,435	2,758	21,498	9,947	23,933
Guarantees for margins of derivatives	5,451	3,047	-	-	5,451	3,047
Other investments	-	-	493	493	493	493
Domestic and foreign bonds	1,290	18	-	-	1,290	18
Other guarantees given	69,220	43,106	12,371	11,149	81,591	54,255
Subtotal of other financial assets	83,497	48,954	15,622	33,140	99,119	82,094

(b) Hedging derivate asset
Fair value of fuel price derivatives	17,641	1,296	-	-	17,641	1,296
Subtotal of derivate assets	17,641	1,296	-	-	17,641	1,296
Total Other Financial Assets	101,138	50,250	15,622	33,140	116,760	83,390

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 19.

(b) The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	December 31,	December 31,
Type of currency	2021	2020
	ThUS$	ThUS$
Argentine peso	16	460
Brazilian real	9,775	8,475
Chilean peso	4,502	4,056
Colombian peso	1,727	500
Euro	4,104	3,236
U.S.A dollar	93,247	63,922
Other currencies	3,389	2,741
Total	116,760	83,390

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments

Aircraft insurance and other	12,331	10,137	-	-	12,331	10,137
Others	11,404	15,375	2,002	2,998	13,406	18,373
Subtotal advance payments	23,735	25,512	2,002	2,998	25,737	28,510

(b) Contract assets (1)

GDS costs	6,439	4,491	-	-	6,439	4,491
Credit card commissions	10,550	6,021	-	-	10,550	6,021
Travel agencies commissions	8,091	4,964	-	-	8,091	4,964
Subtotal advance payments	25,080	15,476	-	-	25,080	15,476

(c) Other assets

Aircraft maintenance reserve (2)	-	8,613	-	-	-	8,613
Sales tax	57,634	102,010	33,212	46,210	90,846	148,220
Other taxes	1,661	4,023	-	-	1,661	4,023
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Universal Air Travel Plan “UATP”	-	-	20	-	20	-
Judicial deposits	-	-	89,459	76,835	89,459	76,835
Subtotal other assets	59,553	114,904	123,430	123,784	182,983	238,688
Total Other Non - Financial Assets	108,368	155,892	125,432	126,782	233,800	282,674

(1) Movement of Contracts assets:

			Cumulative
			translation
	Initial balance	Activation	adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2020	56,576	146,778	(14,672)	(173,206)	15,476
From January 1 to December 31, 2021	15,476	67,647	(6,680)	(51,363)	25,080

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

As of December 31, 2021, the company does not maintain maintenance reserves, these were exercised by the lessors for the non-payment of rent as a result of the Chapter 11 Proceedings (ThUS$ 8,613 as of December 31, 2020).

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2021 and December 31, 2020, are detailed below:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Current assets
Aircraft	99,694	275,000
Engines and rotables	46,724	740
Other assets	374	382
Total	146,792	276,122

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

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft were completed.

During the third quarter of the year 2021, associated with the fleet restructuring plan, they were transferred from the Property, plant and equipment component of spare parts and engines to the Non-current assets or groups of assets for disposal classified as held for sale. During the fourth quarter of 2021, according to the Chapter 11 Proceedings, an engine of the XWB family included in this group of assets was rejected, due to finally not complete the sales.

Additionally, a loss was recognized for US$85 million during the year (US$ 332 million at December 31, 2020) to adjust the assets to its fair value less the cost of sales, which were recorded in the income statement as part of the restructuring activities expenses.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2021	2020
Boeing 767	6	11
Total	6	11

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2021	2020
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A. (*)	Argentina	ARS	100.00000	99.98370
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.20120	99.19414
TAM S.A.	Brazil	BRL	100.00000	99.99938

(*)	See Note 1

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controlling entity in the normal course of operations, except for those imposed by Chapter 11, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

							Income for the year
	Statement of financial position as of December 31, 2021						ended December 31, 2021
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	484,388	454,266	30,122	417,067	414,997	2,070	584,929	(83,346)
Lan Cargo S.A.	721,484	452,981	268,503	537,180	488,535	48,645	215,811	1,590
Lan Argentina S.A.	162,995	158,008	4,987	119,700	98,316	21,384	242	(190,299)
Transporte Aéreo S.A.	471,094	184,235	286,859	327,955	275,246	52,709	203,411	(56,135)
Latam Airlines Ecuador S.A.	112,437	108,851	3,586	97,111	80,861	16,250	68,762	(3,078)
Aerovías de Integración Regional, AIRES S.A.	70,490	67,809	2,681	87,749	75,621	12,128	239,988	(19,615)
TAM S.A. (*)	2,608,859	1,262,825	1,346,034	3,257,148	2,410,426	846,722	2,003,922	(756,694)

							Income for the year
	Statement of financial position as of December 31, 2020						ended December 31, 2020
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	661,721	629,910	31,811	486,098	484,450	1,648	372,255	(96,066)
Lan Cargo S.A.	749,789	472,869	276,920	567,128	516,985	50,143	207,854	10,936
Lan Argentina S.A.	176,790	171,613	5,177	148,824	146,555	2,269	49,101	(220,667)
Transporte Aéreo S.A.	546,216	264,690	281,526	347,714	278,319	69,395	142,096	(39,032)
Latam Airlines Ecuador S.A.	108,086	104,534	3,552	99,538	87,437	12,101	51,205	(22,655)
Aerovías de Integración Regional, AIRES S.A.	76,770	73,446	3,324	77,471	68,433	9,038	90,668	(89,707)
TAM S.A. (*)	3,110,055	1,492,792	1,617,263	3,004,935	2,206,089	798,846	1,808,314	(1,025,618)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b) Non-controlling interest

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2021	2020	2021	2020
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	0 - E	Peru	0.19000	0.19000	(13,035)	(7,238)
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0.10196	0.10196	2,481	666
Inversora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0.00000	0.01630	-	(276)
Lan Argentina S.A.	0 - E	Argentina	0.00000	0.00344	-	1
Americonsult de Guatemala S.A.	0 - E	Guatemala	0.87000	0.87000	-	1
Americonsult S.A. and Subsidiaries	0 - E	Mexico	0.20000	0.20000	(6)	(6)
Americonsult Costa Rica S.A.	0 - E	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	0 - E	Colombia	9.54000	9.54000	(422)	(522)
Aerolíneas Regionales de Integración Aires S.A.	0 - E	Colombia	0.79880	0.79880	(145)	(13)
Transportes Aereos del Mercosur S.A.	0 - E	Paraguay	5.02000	5.02000	769	713
Total					(10,356)	(6,672)

			For the year ended			For the year ended
		Country	December 31,	December 31,	December 31,	December 31,
Incomes	Tax No.	of origin	2021	2020	2019	2021	2020	2019
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	0 - E	Peru	0.19000	0.19000	30.00000	(5,553)	(8,102)	(1,065)
Lan Cargo S.A. and Subsidiaries	93.383.000 - 4	Chile	0.10196	0.10196	0.10196	(82)	(121)	19
Inversora Cordillera S.A. and Subsidiaries	0 - E	Argentina	0.00000	0.01630	4.22000	(19)	360	359
Lan Argentina S.A.	0 - E	Argentina	0.00000	0.00344	0.00344	(5)	70	48
Americonsult S.A. and Subsidiaries	0 - E	Mexico	0.20000	0.20000	0.20000	(1)	1	(7)
Linea Aérea Carguera de Colombiana S.A.	0 - E	Colombia	9.54000	9.54000	10.00000	100	(943)	(293)
Aerolíneas Regionales de Integración Aires S.A.	0 - E	Colombia	0.79880	0.79880	0.79880	(158)	(724)	(24)
Transportes Aereos del Mercosur S.A.	0 - E	Paraguay	5.02000	5.02000	5.02000	67	(189)	420
Total						(5,651)	(9,648)	5,183

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	587,214	627,742	587,214	627,742
Loyalty program	190,542	204,615	190,542	204,615
Computer software	136,135	139,113	463,478	528,097
Developing software	104,874	68,521	105,673	69,379
Trademarks (1)	-	6,340	36,723	39,803
Other assets	127	228	1,315	1,315
Total	1,018,892	1,046,559	1,384,945	1,470,951

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	156,469	151,853	828,969	303,781	1,441,072
Additions	278	91,371	47,587	-	139,236
Withdrawals	(270)	(1,123)	-	-	(1,393)
Transfer software	136,935	(140,102)	-	-	(3,167)
Foreign exchange	(1,981)	(2,806)	(30,597)	(11,612)	(46,996)
Amortization	(70,107)	-	-	(10,404)	(80,511)
Adjustment application IAS 29 by hyperinflation Argentina	-	-	-	-	-
Closing balance as of December 31, 2019	221,324	99,193	845,959	281,765	1,448,241

Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	45	76,331	-	-	76,376
Withdrawals	(333)	(454)	(36,896)	-	(37,683)
Transfer software	101,015	(99,890)	-	-	1,125
Foreign exchange	(20,242)	(6,659)	(181,321)	(63,478)	(271,700)
Amortization	(162,468)	-	-	(7,332)	(169,800)
Closing balance as of December 31, 2020	139,341	68,521	627,742	210,955	1,046,559

Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	82,798	-	-	82,798
Withdrawals	(275)	(429)	-	-	(704)
Transfer software	46,144	(45,657)	-	(352)	135
Foreign exchange	(3,571)	(359)	(40,528)	(14,276)	(58,734)
Amortization	(45,377)	-	-	(5,785)	(51,162)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

At December 31, 2021 TAM’s trademark is fully amortized

(2)	See Note 2.5

(3)	In 2020, a digital transformation was implemented (LATAM XP), as a result some projects became obsolete and were fully amortized.

For further detail on impairment test see Note 16.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs, brands and other assets as of December 31, 2021, amounts to ThUS $ 366,053 (ThUS $ 424,932 as of December 31, 2020).

b) Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2021, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2021, in accordance with the accounting policy, the Company performed the annual impairment test.

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

The recoverable values were determined using the following assumptions:

CGU
Air transport
Annual growth arte (Terminal)%		1.1 – 2.5
Exchange rate (1)	R$/US$	5.4 – 5.7
Discount rate base don the weighted average Cost of Capital (WACC)%		8.60 – 10.60
Fuel Price from future prices curves Commodities markets	US$/barrel	71 - 73

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the calculated recoverable values exceed the book value of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth rates, discounts, exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase	Decrease rate	Increase
	WACC	Terminal growth	Fuel Price
	Maximum	Minimal	Maximum
	%	%
Air Transportation CGU	10.6	1.1	100-114

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - GOODWILL

Movement of Goodwill, separated by CGU:

	Air	Coalition and loyalty program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	1,845,136	448,936	2,294,072
Increase (decrease) due to exchange rate differences	(67,133)	(17,363)	(84,496)
Transfer from Multiplus S.A. (see nota 1)	431,573	(431,573)	-

Closing balance as of December 31, 2019	2,209,576	-	2,209,576

Opening balance as of January 1, 2020	2,209,576	-	2,209,576
Increase (decrease) due to exchange rate differences	(480,601)	-	(480,601)
Impairment loss	(1,728,975)	-	(1,728,975)

Closing balance as of December 31, 2020	-	-	-
Opening balance as of January 1, 2021	-	-	-
Increase (decrease) due to exchange rate differences		-	-
Impairment loss		-	-
Closing balance as of December 31, 2021	-	-	-

During fiscal year 2020, the Company recognized an impairment for the total Goodwill.

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	473,797	377,961	-	-	473,797	377,961
Land	43,276	42,979	-	-	43,276	42,979
Buildings	121,972	123,836	(61,521)	(58,629)	60,451	65,207
Plant and equipment	11,024,722	12,983,173	(4,462,706)	(5,292,429)	6,562,016	7,690,744
Own aircraft (3) (4)	10,377,850	12,375,500	(4,237,585)	(5,088,297)	6,140,265	7,287,203
Other (2)	646,872	607,673	(225,121)	(204,132)	421,751	403,541
Machinery	25,764	27,402	(23,501)	(23,986)	2,263	3,416
Information technology equipment	146,986	147,754	(130,150)	(132,923)	16,836	14,831
Fixed installations and accessories	147,402	154,414	(108,661)	(105,215)	38,741	49,199
Motor vehicles	49,186	49,345	(44,423)	(44,140)	4,763	5,205
Leasehold improvements	248,733	201,828	(115,758)	(127,420)	132,975	74,408
Subtotal Properties, plant and equipment	12,281,838	14,108,692	(4,946,720)	(5,784,742)	7,335,118	8,323,950
b) Right of use
Aircraft (3)	5,211,153	5,369,519	(3,109,411)	(3,031,477)	2,101,742	2,338,042
Other assets	243,014	244,847	(190,007)	(176,570)	53,007	68,277
Subtotal Right of use	5,454,167	5,614,366	(3,299,418)	(3,208,047)	2,154,749	2,406,319
Total	17,736,005	19,723,058	(8,246,138)	(8,992,789)	9,489,867	10,730,269

(1)	As of December 31, 2021, includes advances paid to aircraft manufacturers for ThUS$ 377,590 (ThUS$ 360,387 as of December 31, 2020)

(2)	Consider mainly rotables and tools.

(3)	As of December 31, 2020, due to Chapter 11, 29 aircraft lease contract were rejected, 19 were presented as to Property, plant and equipment, (2 A350, 11 A321, 1 A320, 1 A320N and 4 B787) and 10 were presented as right of use assets, (1 A319, 7 A320 and 2 B767). As of December 31, 2021, due to Chapter 11, 13 aircraft lease contract were rejected, 4 were presented as to Property, plant and equipment, (4 A350) and 9 were presented as right of use assets, (2 A320 and 7 A350).

(4)	As of December 31, 2020, eleven B767 aircraft were classified as non-current assets or groups of assets for disposal as held for sale.

(a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	630,320	45,424	112,565	8,987,582	22,564	71,009	634	83,267	9,953,365

Additions	21,884	7,950	-	1,694,640	6,580	26	73	34,988	1,766,141
Disposals	-	(28)	(47)	(23,945)	(13)	(75)	(11)	-	(24,119)
Retirements	(20)	-	-	(64,838)	(85)	(77)	-	(362)	(65,382)
Depreciation expenses	-	-	(5,768)	(776,225)	(8,574)	(11,945)	(94)	(19,001)	(821,607)
Foreign exchange	(1,340)	(1,103)	(914)	(24,615)	(234)	(2,007)	(125)	(432)	(30,770)
Other increases (decreases)	(278,255)	(3,837)	(30,974)	(418,083)	538	2,903	-	-	(727,708)
Changes, total	(257,731)	2,982	(37,703)	386,934	(1,788)	(11,175)	(157)	15,193	96,555
Closing balance as of December 31, 2019	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Additions	6,535	-	-	485,800	1,295	9	-	-	493,639
Disposals	-	-	-	(1,439)	(112)	(31)	(4)	-	(1,586)
Rejection fleet (*)	-	-	-	(1,081,496)	-	-	-	(82)	(1,081,578)
Retirements	(39)	-	-	(107,912)	(55)	(3,250)			(111,256)
Depreciation expenses	-	-	(4,819)	(682,102)	(6,186)	(9,037)	(81)	(16,542)	(718,767)
Foreign exchange	(2,601)	(5,428)	(4,836)	(146,219)	(1,543)	(7,195)	4	(2,587)	(170,405)
Other increases (decreases) (**)	1,477	1	-	(142,179)	656	8,869	-	(4,841)	(136,017)
Changes, total	5,372	(5,427)	(9,655)	(1,675,547)	(5,945)	(10,635)	(81)	(24,052)	(1,725,970)
Closing balance as of December 31, 2020	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Opening balance as of January 1, 2021	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Additions	84,392	1,550	92	563,023	6,455	6	17	6,543	662,078
Disposals	-	-	-	(169)	(26)	(309)	(17)	-	(521)
Rejection fleet (*)	-	-	-	(469,878)	-	-	-	(46,816)	(516,694)
Retirements	(279)	-	-	(44,684)	(212)	(1,885)	-	(26)	(47,086)
Depreciation expenses	-	-	(4,074)	(620,349)	(4,345)	(8,304)	(61)	(11,649)	(648,782)
Foreign exchange	(1,720)	(1,252)	(833)	(19,199)	(404)	(1,752)	(11)	(13,074)	(38,245)
Other increases (decreases) (**)	13,443	-	59	(538,996)	537	1,786	1	123,589	(399,581)
Changes, total	95,836	298	(4,756)	(1,130,252)	2,005	(10,458)	(71)	58,567	(988,831)
Closing balance as of December 31, 2021	473,797	43,277	60,451	6,568,717	16,836	38,741	325	132,975	7,335,119

(*)	Include aircraft lease rejection due to Chapter 11.

(**)	As of December 31, 2021, it includes the lease contract amendment of two B787 aircraft ThUS$ (397,569) and six A320N aircraft ThUS$ (284,952). Include the reclassification of 4 A350 aircraft that were incorporated on property plant and equipment from available for sale for ThUS$ 464.812 and the reclassification of 11 B767 aircraft that were moved to available for sales for ThUS$(606,522) (see note 13).

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $

Opening balances as of January 1, 2019	2,456,333	92,111	2,548,444
Additions	732,489	20,675	753,164
Depreciation expense	(377,911)	(22,473)	(400,384)
Cumulative translate adjustment	(2,046)	(2,515)	(4,561)
Other increases (decreases)	(40,325)	13,360	(26,965)
Total changes	312,207	9,047	321,254
Final balances as of December 31, 2019	2,768,540	101,158	2,869,698
Opening balances as of January 1, 2020	2,768,540	101,158	2,869,698
Additions	-	399	399
Fleet rejection (*)	(9,090)	-	(9,090)
Depreciation expense	(395,936)	(22,492)	(418,428)
Cumulative translate adjustment	(6,578)	(11,173)	(17,751)
Other increases (decreases) **	(18,894)	385	(18,509)

Total changes	(430,498)	(32,881)	(463,379)
Final balances as of December 31, 2020	2,338,042	68,277	2,406,319
Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319
Additions	537,995	1,406	539,401
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(317,616)	(16,597)	(334,213)
Cumulative translate adjustment	(574)	(1,933)	(2,507)
Other increases (decreases) **	116,942	6,431	123,373
Total changes	(236,300)	(15,270)	(251,570)
Final balances as of December 31, 2021	2,101,742	53,007	2,154,749

(*)	Include aircraft lease rejection due to Chapter 11.

(**)	Include the amendment of 109 aircraft lease contract (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787).

(c)	Composition of the fleet

			Aircraft included				Aircraft included
			in Property,				as Rights		Total
			plant and equipment				of use assets		fleet
			As of		As of		As of	As of	As of		As of
			December 31,		December 31,		December 31,	December 31,	December 31,		December 31,
Aircraft	Model		2021		2020		2021	2020	2021		2020

Boeing 767	300	ER	16		17		-	-	16		17
Boeing 767	300	F	12	(1)	11	(1)	1	1	13	(1)	12	(1)
Boeing 777	300	ER	4		4		6	6	10		10
Boeing 787	800		4		6		6	4	10		10
Boeing 787	900		2		2		15	10	17		12
Airbus A319	100		37		37		7	7	44		44
Airbus A320	200		94		96	(2)	39	38	133		134	(2)
Airbus A320	NEO		-		6		12	6	12		12
Airbus A321	200		18		19		31	19	49		38
Airbus A350	900		-		4		-	7	-		11
Total			187		202		117	98	304		300

(1)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(2)	Two aircraft leased to Sundair.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum

Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				December 31,		December 31,
				2021		2020
Guarantee	Creditor	Committed		Existing	Book	Existing	Book
agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$

Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	58,611	259,036	69,375	268,746
			Airbus A320	51,543	227,604	63,581	257,613
			Boeing 767	46,779	168,315	43,628	180,591
			Boeing 777	144,358	141,620	-	-
			Boeing 787	-	-	114,936	119,229

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	6,419	1,073	6,936
			Airbus A320	139,192	117,130	139,192	122,251
			Airbus A321 / A350	30,733	27,427	30,733	28,127
			Boeing 767	10,404	30,958	10,404	32,802
			Boeing 787	91,797	38,551	91,797	43,020

Bank Of Utah	BNP Paribas	Aircraft and engines	Airbus A320 / A350	198,475	233,501	262,420	289,946
			Boeing 787	-	-	211,849	246,349
	Investec	Aircraft and engines	Airbus A320 / A350	-	-	37,870	-
	SMBC	Aircraft and engines	Airbus A350	-	-	130,000	134,780

Natixis	Natixis	Aircraft and engines	Airbus A321	-	-	271,129	375,645

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	45,849	27,936	38,836
			Airbus A320	128,030	181,224	128,030	214,597
			Airbus A321	41,599	75,092	41,599	81,706
			Airbus A350	15,960	26,507	15,960	26,823
			Airbus B767	90,846	181,246	90,846	197,797
			Airbus B787	23,156	17,036	23,156	19,047
			Rotables	162,477	134,846	162,477	145,708

UMB Bank	MUFG	Aircraft and engines	Airbus A320	166,712	258,875	167,371	246,293

MUFG Bank	MUFG Bank	Aircraft and engines	Airbus A320	-	-	215,043	295,036

Total direct guarantee				1,429,681	2,171,236	2,350,405	3,371,878

(1)	For the syndicated loans, is the Guarantee Agent that represent different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2021, amounts to ThUS$ 1,200,382 (ThUS$ 1,642,779 as of December 31, 2020). The book value of the assets with indirect guarantees as of December 31, 2021, amounts to ThUS$ 2,884,563 (ThUS$ 3,496,397 as of December 31, 2020).

As of December 31, 2020, given Chapter 11, nineteen aircraft corresponding to Property, plant and equipment were rejected, of which eighteen had direct guarantees and one indirect guarantee.

As of December 31, 2021, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Jan 20, 2022
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2022
RB Comercial Properties 49 Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	25,835	Apr 29, 2022
			41,885

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	223,608	206,497
Commitments for the acquisition of aircraft (*)	10,800,000	7,500,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2022-2028	Total

Airbus S.A.S.	70	70
A320-NEO Family	70	70
The Boeing Company	2	2
Boeing 787-9	2	2
Total	72	72

As of December 31, 2021, as a result of the different aircraft purchase contracts signed with Airbus SAS, 70 Airbus A320 family aircraft remain to be received with deliveries between 2020 and 2028. The approximate amount, according to the manufacturer’s list prices, is ThUS $ 10,200,000.

As of December 31, 2021, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2022. The approximate amount, according to list prices from the manufacturer, is ThUS $ 600,000.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended
		December 31,
		2021	2020	2019
Average rate of capitalization of capitalized interest costs	%	5.06	3.52	4.72
Costs of capitalized interest	ThUS$	7,345	11,627	1,444

NOTE 18 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2021, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

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

(a)	Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	32,086	36,788	-	-	32,086	36,788
Other recoverable credits	9,171	5,532	-	-	9,171	5,532
Total current tax assets	41,257	42,320	-	-	41,257	42,320

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	675	656	-	-	675	656
Total current tax liabilities	675	656	-	-	675	656

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$

Properties, Plants and equipment	(1,128,225)	(1,314,456)	80,468	81,881
Assets by right of use	715,440	229,119	(68)	(136)
Amortization	(44,605)	(65,139)	10	9
Provisions	111,468	212,492	74,047	68,462
Revaluation of financial instruments	(16,575)	(18,133)	-	-
Tax losses	358,284	1,496,952	(87,378)	(60,785)
Intangibles	-	-	254,155	270,681
Other	19,503	23,981	19,777	24,168

Total	15,290	564,816	341,011	384,280

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2019

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,582,496)	67,237	-	1,355	(1,513,904)
Assets for right of use	85,752	47,729	-	-	133,481
Amortization	(56,863)	3,345	-	382	(53,136)
Provisions	37,328	13,881	2,873	(10,515)	43,567
Revaluation of financial instruments	(13)	10,142	414	(264)	10,279
Tax losses	1,369,150	(10,116)	-	(2,766)	1,356,268
Intangibles	(351,238)	(11,718)	-	13,874	(349,082)
Others	(14,662)	5,844	-	125	(8,693)
Total	(513,042)	126,344	3,287	2,191	(381,220)

(b) From January 1 to December 31, 2020

	Opening balance Assets/ (liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,513,904)	110,010	-	7,557	(1,396,337)
Assets for right of use	133,481	95,774	-	-	229,255
Amortization	(53,136)	(14,142)	-	2,130	(65,148)
Provisions	43,567	158,178	924	(58,639)	144,030
Revaluation of financial instruments	10,279	(27,901)	959	(1,470)	(18,133)
Tax losses	1,356,268	216,897	-	(15,428)	1,557,737
Intangibles	(349,082)	1,030	-	77,371	(270,681)
Others	(8,693)	6,541	-	1,965	(187)
Total	(381,220)	546,387	1,883	13,486	180,536

(c) From January 1 to December 31, 2021

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Property, plant and equipment	(1,396,337)	187,644	-	-	(1,208,693)
Assets for right of use	229,255	486,253	-	-	715,508
Amortization	(65,148)	20,533	-	-	(44,615)
Provisions	144,030	(103,826)	(2,783)	-	37,421
Revaluation of financial instruments	(18,133)	1,616	(58)	-	(16,575)
Tax losses (*)	1,557,737	(1,112,075)	-	-	445,662
Intangibles	(270,681)	(1,394)	-	17,920	(254,155)
Others	(187)	(87)	-	-	(274)
Total	180,536	(521,336)	(2,841)	17,920	(325,721)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. In total the company has not recognized deferred tax assets for ThUS$ 2,638,473 (ThUS$ 749,100 as of December 31, 2020) which include deferred tax assets related to negative tax results of ThUS$ 9,030,059 (ThUS$ 1,433,474 at December 31, 2020).

(*)	As stated in note 2c), on November 26th, 2021 the Company filed a Reorganization Plan and Disclosure Statement in which, among other items, financial forecasts are included together with the proposed issuance of new shares and convertible bonds. With the referred information, the Company management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may offset future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of THUS$1,251,912.

Deferred tax expense and current income/(loss) taxes:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Current tax expense
Current tax expense	(47,139)	3,602	(72,999)
Adjustment to previous period’s current tax	(460)	199	352
Total current tax expense, net	(47,599)	3,801	(72,647)

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(521,336)	546,387	126,344
Total deferred tax expense, net	(521,336)	546,387	126,344
Income/(loss) tax expense	(568,935)	550,188	53,697

Composition of income/(loss) tax expense:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Current tax expense, net, foreign	(9,943)	(4,232)	(76,806)
Current tax expense, net, Chile	(37,656)	8,033	4,159
Total current tax expense, net	(47,599)	3,801	(72,647)
Deferred tax expense, net, foreign	4,309	(235,963)	(37,294)
Deferred tax expense, net, Chile	(525,645)	782,350	163,638
Deferred tax expense, net, total	(521,336)	546,387	126,344
Income tax (expense)/benefit	(568,935)	550,188	53,697

Income before tax from the Chilean legal tax rate (27% as of December 31, 2021 and 2020)

	For the year ended December 31,			For the year ended December 31,
	2021	2020	2019	2021	2020	2019
	ThUS$	ThUS$	ThUS$	%	%	%
Tax expense using the legal rate	1,102,736	1,378,547	(38,318)	(27.00)	(27.00)	(27.00)

Tax effect of rates in other jurisdictions	54,775	58,268	(20,082)	(1.34)	(1.14)	(14.15)
Tax effect of non-taxable operating revenues	9,444	19,529	13,125	(0.23)	(0.38)	9.25
Tax effect of disallowable expenses	(30,928)	(40,528)	(66,257)	0.76	0.79	(46.69)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	205,458	294,969	145,930	(5.03)	(5.78)	102.83
Tax effect for goodwill impairment losses	-	(453,681)	-	-	8.89	-
Derecognition of deferred tax assets not recoverable	(1,251,912)	(237,637)	-	30.65	4.65	-
Deferred tax asset not recognized	(667,702)	(414,741)	-	16.35	8.12	-
Other increases (decreases):	9,194	(54,538)	19,299	(0.23)	1.07	13.60
Total adjustments to tax expense using the legal rate	(1,671,671)	(828,359)	92,015	40.93	16.22	64.84
Tax expense using the effective rate	(568,935)	550,188	53,697	13.93	(10.78)	37.84

Deferred taxes related to items charged to equity:

	For the year ended
	December 31,
	2021	2020
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	(2,841)	1,883

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Current
(a) Interest bearing loans	3,869,040	2,243,776
(b) Lease Liability	578,740	806,283
(c) Hedge derivatives	2,734	2,734
(d) Derivative non classified as hedge accounting	2,937	2,937
Total current	4,453,451	3,055,730

Non-current
(a) Interest bearing loans	3,566,804	5,489,078
(b) Lease Liability	2,381,898	2,314,723
Total non-current	5,948,702	7,803,801

(a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Current
Loans to exporters	159,161	151,701
Bank loans	415,087	385,490
Guaranteed obligations (3)(4)(7)(8)(10)	75,593	388,492
Other guaranteed obligations (1)(5)	2,546,461	435,413
Subtotal bank loans	3,196,302	1,361,096

Obligation with the public	396,345	108,301
Financial leases (3)(4)(6)(7)(8)(9)	199,885	774,379
Other loans	76,508	-
Total current	3,869,040	2,243,776

Non-current
Bank loans	106,751	139,783
Guaranteed obligations (3)(4)(7)(8)(10)	434,942	930,364
Other guaranteed obligations (1)(5)	178,961	1,503,703

Subtotal bank loans	720,654	2,573,850

Obligation with the public	1,856,853	2,075,106
Financial leases (3)(4)(6)(7)(8)(9)	989,297	840,122
Total non-current	3,566,804	5,489,078
Total obligations with financial institutions	7,435,844	7,732,854

(1)	During March and April 2020, LATAM Airlines Group S.A. it drew down the entire (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The financing expires on March 29, 2022. The line is guaranteed with collateral consisting of airplanes, engines and spare parts.

(2)	On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 9, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of September 30, 2021, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11. For those agreements that have already been modified or extinguished, the financial information has been properly presented according to the new contracts’ terms and conditions.

(3)	On June 24, 2020, the United States Court for the Southern District of New York approved the motion filed by the Company to reject certain aircraft lease contracts. Rejected contracts include, 17 aircraft financed under the EETC structure with an amount of MUS$ 844.1 and an aircraft financed with a financial lease with an amount of MUS$ 4.5.

(4)	On October 20, 2020, the United States Court for the Southern District of New York approved the motion presented by the Company to reject an aircraft lease contract financed as financial lease in the amount of MUS$ 34.3.

(5)	On September 29, 2020, LATAM Airlines Group S.A. entered into a MUS$ 2,450 Debtor-in-Possession financing (the “DIP Financing”), consisting of a MUS$ 1,300 Tranche A Facility and a MUS$ 1,150 Tranche C Facility, of which MUS$ 750 are committed by related parties. The obligations under the DIP Financing are secured by collateral consisting of certain assets of LATAM and certain of its subsidiaries, including, but not limited to, equity, certain engines and spare parts.

On October 8, 2020, LATAM made a partial withdrawal for MUS$ 1,150 from Tranche A and Tranche C, and then, on or around June 22, 2021, LATAM made an additional withdrawal for MUS$ 500 from Tranche A and Tranche C.

On October 18, 2021, LATAM Airlines Group S.A. obtained court approval for a Tranche B (“Tranche B”) of the Debtor-in-Possession (“DIP”) Financing for up to a total of US$ 750 million. The obligations of this Tranche B, like the previous tranches, are guaranteed with the same guarantees granted by LATAM and its subsidiaries subject to the Chapter 11 Procedure, without limitation, pledges on shares, certain engines and spare parts. The following turns of the DIP must be made to Tranche B until the proportion turned of the latter is equal to that of the previous tranches. Once this ratio is equal, spins are pro-rata.

On November 10, 2021, the company made a partial transfer for MUS$ 200 from Tranche B and later on December 28, 2021, LATAM made a new transfer for MUS$ 100. After these transfers, LATAM still It has MUS$1,250 of line available for future transfers.

The DIP has an expiration date of April 8, 2022, subject to a potential extension, at LATAM’s decision, for an additional 60 days in the event that LATAM’s reorganization plan has been confirmed by a United States Court order for the Southern District of New York, but the plan is not yet effective.

(6)	On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(7)	On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of MUS $ 130.7.

(8)	On June 30, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 3 aircraft financed under a financial lease in the amount of MUS $307.4.

(9)	On November 1, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 1 engine financed under a financial lease in the amount of ThUS$19.5.

(10)	In the year ended December 31, 2021, the Company transferred its ownership in 5 special purpose vehicles and ceased to control 6 Special Purpose entities. As a result of the foregoing, the classification of the financial liabilities associated with 18 aircraft was changed from guaranteed obligations; 10 to financial leases and 8 to lease liabilities.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Currency
Brazilian real	338,953	300,659
Chilean peso (U.F.)	639,710	679,983
US Dollar	6,457,181	6,752,212
Total	7,435,844	7,732,854

Interest-bearing loans due in installments to December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					Nominal values						Accounting values
						More than	More than	More than				More than	More than	More than
					Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
			Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
					ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
0-E		CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	123,366	-	-	-	-	123,366	At Expiration	2.96	2.96
76.645.030-K		ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,742	-	-	-	-	22,742	At Expiration	4.20	4.20
0-E		HSBC	England	US$	12,000	-	-	-	-	12,000	13,053	-	-	-	-	13,053	At Expiration	4.15	4.15

Bank loans
97.023.000-9		CORPBANCA	Chile	UF	10,106	-	-	-	-	10,106	11,040	-	-	-	-	11,040	Quarterly	3.35	3.35
0-E		SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	135	-	106,427	-	-	106,562	Quarterly	2.80	2.80
0-E		CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	64,293	-	-	-	-	64,293	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7		BANCOESTADO	Chile	UF	-	159,679	-	-	343,218	502,897	49,584	159,679	-	-	355,114	564,377	At Expiration	4.81	4.81
0-E		BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	187,082	-	698,450	803,289	-	1,688,821	At Expiration	7.16	6.94

Guaranteed obligations
0-E		BNP PARIBAS	U.S.A.	US$	16,079	12,412	34,958	37,891	97,135	198,475	17,926	12,412	34,044	37,466	96,379	198,227	Quarterly	1.48	1.48
0-E		MUFG	U.S.A.	US$	29,054	11,661	32,639	34,970	58,388	166,712	31,375	11,661	32,188	34,733	57,983	167,940	Quarterly	1.64	1.64
0-E		WILMINGTON TRUST COMPANY	U.S.A.	US$	-	2,209	24,703	32,327	85,119	144,358	-	2,209	24,703	32,327	85,119	144,358	Quarterly/Monthly	3.17	1.60
	-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations
0-E		CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,403	-	-	-	-	274,403	At Expiration	1.82	1.82
0-E		MUFG	U.S.A.	US$	7,551	33,131	91,435	24,816	-	156,933	8,259	33,131	91,255	24,816	-	157,461	Quarterly	1.72	1.72
0-E		CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	95	600,000	-	-	-	600,095	At Expiration	2.00	2.00
0-E		BANK OF UTAH	U.S.A.	US$	-	1,644,876	-	-	-	1,644,876	-	1,630,390	-	-	-	1,630,390	At Expiration	22.71	12.97
0-E		EXIM BANK	U.S.A.	US$	-	-	-	25,876	37,014	62,890	183	-	-	25,876	37,014	63,073	Quarterly	1.84	1.84

Financial leases
0-E		CREDIT AGRICOLE	France	US$	682	1,370	-	-	-	2,052	694	1,370	-	-	-	2,064	Quarterly	3.68	3.23
0-E		CITIBANK	U.S.A.	US$	19,101	52,371	12,513	-	-	83,985	19,198	52,371	12,359	-	-	83,928	Quarterly	1.37	0.79
0-E		BNP PARIBAS	U.S.A.	US$	7,216	19,537	28,165	-	-	54,918	7,313	19,537	27,905	-	-	54,755	Quarterly	1.56	0.96
0-E		NATIXIS	France	US$	1,335	15,612	52,010	54,443	138,058	261,458	4,472	15,612	51,647	54,064	137,430	263,225	Quarterly	2.09	2.09
0-E		US BANK	U.S.A.	US$	16,601	50,373	135,201	17,492	-	219,667	17,755	50,373	127,721	17,188	-	213,037	Quarterly	4.03	2.84
0-E		PK AIRFINANCE	U.S.A.	US$	800	3,842	11,562	647	-	16,851	903	3,842	11,562	647	-	16,954	Quarterly	1.88	1.88
0-E		EXIM BANK	U.S.A.	US$	-	-	-	248,354	284,773	533,127	1,771	-	-	244,490	280,341	526,602	Quarterly	2.88	2.03

Others loans
0-E		Various (**)		US$	55,819	-	-	-	-	55,819	55,819	-	-	-	-	55,819	At Expiration	-	-
		Total			644,488	2,607,073	1,229,613	1,276,816	1,043,705	6,801,695	911,471	2,592,587	1,218,261	1,274,896	1,049,380	7,046,595

(*)	Note that the obligations are due to expire and contractual obligations, for not presenting any resolution of chapter 11.

(**)	Obligation to creditors for executed letters of creditresolution.

Interest -bearing loans due in installments to December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	98,864	-	-	-	-	98,864	Monthly	4.33	4.33
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	240,089	-	-	-	-	240,089	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	433	2,482	2,872	11,539	-	17,326	637	2,481	2,872	11,539	-	17,529	Quarterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	320	1,147	2,695	2,850	3,987	10,999	409	1,147	2,695	2,850	3,987	11,088	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	-	-	-	-	20,689	At Expiration	-	-

	Total			282,555	3,629	5,891	14,389	3,987	310,451	361,354	3,628	5,891	14,389	3,987	389,249

	Total consolidated			927,043	2,610,702	1,235,504	1,291,205	1,047,692	7,112,146	1,272,825	2,596,215	1,224,152	1,289,285	1,053,367	7,435,844

(*)	Obligation to creditors for executed letters of credit

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	74,000	-	-	-	-	74,000	76,929	-	-	-	-	76,929	At Expiration	3.08	3.08
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	41,542	-	-	-	-	41,542	At Expiration	3.49	3.49
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	20,685	-	-	-	-	20,685	At Expiration	4.20	4.20
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,545	-	-	-	-	12,545	At Expiration	4.15	4.15

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	11,255	-	-	-	-	11,255	11,665	-	-	-	-	11,665	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	139,459	-	-	139,459	3,300	-	139,459	-	-	142,759	Quarterly	2.80	2.80
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	67,868	-	-	-	67,868	1,985	67,237	-	-	-	69,222	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	ESTADO	Chile	UF	-	-	177,846	-	382,267	560,113	25,729	-	177,715	-	395,652	599,096	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	700,000	800,000	1,500,000	82,572	-	-	698,450	803,289	1,584,311	At Expiration	7.16	6.94
Guaranteed obligations

0-E	BNP PARIBAS	U.S.A.	US$	31,039	43,655	91,002	97,621	210,956	474,273	40,931	47,668	87,767	96,513	209,612	482,491	Quarterly / Semiannual	2.95	2.95
0-E	NATIXIS	France	US$	42,740	34,150	77,693	81,244	35,302	271,129	50,001	34,150	75,808	80,316	34,969	275,244	Quarterly	3.11	3.11
0-E	INVESTEC	England	US$	6,329	11,606	19,935	-	-	37,870	7,952	12,522	19,588	-	-	40,062	Semiannual	6.21	6.21
0-E	MUFG	U.S.A.	US$	30,590	24,080	67,730	72,881	187,132	382,413	39,516	24,080	67,014	72,494	186,283	389,387	Quarterly	2.88	2.88
0-E	SMBC	U.S.A.	US$	130,000	-	-	-	-	130,000	131,662	-	-	-	-	131,662	At Expiration	1.73	1.73
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	-	273,199	-	-	-	273,199	1,395	272,794	-	-	-	274,189	At Expiration	1.92	1.92
0-E	MUFG	U.S.A.	US$	82,498	72,206	117,084	19,731	-	291,519	88,880	72,206	114,589	19,499	-	295,174	Quarterly	2.67	2.67
0-E	CITIBANK	U.S.A.	US$	-	-	600,000	-	-	600,000	138	-	600,000	-	-	600,138	At Expiration	2.27	2.27
0-E	BANK OF UTAH	U.S.A.	US$	-	-	793,003	-	-	793,003	-	-	769,615	-	-	769,615	At Expiration	18.95	12.26
Financial leases

0-E	ING	U.S.A.	US$	5,965	-	-	-	-	5,965	6,017	-	-	-	-	6,017	Quarterly	5.71	5.01
0-E	CREDIT AGRICOLE	France	US$	13,875	2,034	2,052	-	-	17,961	13,922	2,034	2,052	-	-	18,008	Quarterly	1.99	1.54
0-E	CITIBANK	U.S.A.	US$	77,994	58,993	113,186	43,778	18,841	312,792	78,860	58,993	109,086	42,558	18,619	308,116	Quarterly	2.58	1.77
0-E	PEFCO	U.S.A.	US$	1,926	-	-	-	-	1,926	1,938	-	-	-	-	1,938	Quarterly	5.65	5.03
0-E	BNP PARIBAS	U.S.A.	US$	14,834	2,326	791	-	-	17,951	14,909	2,326	788	-	-	18,023	Quarterly	1.81	1.41
0-E	WELLS FARGO	U.S.A.	US$	112,987	99,975	230,416	98,028	-	541,406	114,994	99,975	219,624	96,556	-	531,149	Quarterly	2.43	1.74
97.036.000-K	SANTANDER	Chile	US$	21,456	17,626	26,165	-	-	65,247	21,550	17,626	25,840	-	-	65,016	Quarterly	1.30	0.76
0-E	RRPF ENGINE	England	US$	2,058	3,644	7,752	5,035	-	18,489	2,602	3,644	7,752	5,035	-	19,033	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	4,538	4,631	12,808	753	-	22,730	4,599	4,632	12,608	752	-	22,591	Quarterly	1.61	1.01
0-E	BTMU	U.S.A.	US$	11,519	9,385	25,937	768	-	47,609	11,595	9,386	25,563	767	-	47,311	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	58,512	49,240	135,489	84,178	-	327,419	60,094	49,240	125,274	82,149	-	316,757	Quarterly	4.00	2.82
0-E	PK AIRFINANCE	U.S.A.	US$	8,996	9,062	1,464	-	-	19,522	9,319	9,009	1,435	-	-	19,763	Monthly	1.98	1.98

	Total			815,121	783,680	2,639,812	1,204,017	1,634,498	7,077,128	977,836	787,522	2,581,577	1,195,089	1,648,424	7,190,448

Interest-bearing loans due in installments to December 31, 2020

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Netherlands	US$	409	318	216	-	-	943	333	311	324	-	-	968	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	80,175	-	-	-	-	80,175	91,672	-	-	-	-	91,672	Monthly	4.34	4.34
0-E	BANCO DO BRASIL	Brazil	BRL	199,557	-	-	-	-	199,557	208,987	-	-	-	-	208,987	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	30,253	-	51,007	-	-	81,260	31,308	-	51,007	-	-	82,315	Quarterly / Semiannual	4.09	4.09
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	2,342	797	1,620	-	-	4,759	2,439	797	1,620	-	-	4,856	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	144,120	-	-	-	-	144,120	141,094	-	-	-	-	141,094	Quarterly	3.07	3.01
0-E	GA Telessis LLC	U.S.A.	US$	486	950	2,623	2,772	5,430	12,261	486	991	2,623	2,772	5,642	12,514	Monthly	14.72	14.72

	Total			457,342	2,065	55,466	2,772	5,430	523,075	476,319	2,099	55,574	2,772	5,642	542,406

	Total consolidated			1,272,463	785,745	2,695,278	1,206,789	1,639,928	7,600,203	1,454,155	789,621	2,637,151	1,197,861	1,654,066	7,732,854

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2019	2,737,809	120,240	2,858,049
New contracts	719,525	23,878	743,403
Renegotiations	(41,535)	12,208	(29,327)
Payments	(539,549)	(37,391)	(576,940)
Accrued interest	165,981	11,968	177,949
Exchange differences	-	1,614	1,614
Cumulative translation adjustment	-	(467)	(467)
Other increases (decreases)	-	(2,124)	(2,124)
Changes	304,422	9,686	314,108
Closing balance as of December 31, 2019	3,042,231	129,926	3,172,157
Opening balance as January 1, 2020	3,042,231	129,926	3,172,157
New contracts	-	543	543
Lease termination	(7,435)	(285)	(7,720)
Renegotiations	(35,049)	4,919	(30,130)
Payments	(131,427)	(36,689)	(168,116)
Accrued interest	158,253	9,348	167,601
Exchange differences	-	(7,967)	(7,967)
Cumulative translation adjustment	-	(38)	(38)
Other increases (decreases)	-	(5,324)	(5,324)
Changes	(15,658)	(35,493)	(51,151)
Closing balance as of December 31, 2020	3,026,573	94,433	3,121,006
Opening balance as January 1, 2021	3,026,573	94,433	3,121,006
New contracts	518,478	875	519,353
Lease termination	(724,193)	(5,300)	(729,493)
Renegotiations	101,486	5,717	107,203
Payments	(95,831)	(24,192)	(120,023)
Accrued interest	88,245	8,334	96,579
Exchange differences	-	3,356	3,356
Cumulative translation adjustment	-	(2,332)	(2,332)
Other increases (decreases)	(31,097)	(3,914)	(35,011)
Changes	(142,912)	(17,456)	(160,368)
Closing balance as of December 31, 2021	2,883,661	76,977	2,960,638

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 27 (d)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Fair value of interest rate derivatives	2,734	2,734	-	-	2,734	2,734
Total hedge derivatives	2,734	2,734	-	-	2,734	2,734

(d) Derivatives that do not qualify for hedge accounting

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Derivative of foreign currency not registered as hedge	2,937	2,937	-	-	2,937	2,937
Total derived not qualify as hedge accounting	2,937	2,937	-	-	2,937	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
Interest rate swaps (2)	(2,734)	(2,734)
Fuel options (3)	17,641	1,296

(1)	Hedge the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

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

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Debit (credit) recognized in comprehensive income during the year	38,870	(105,776)	95,954
Debit (credit) transferred from net equity to income during the year	16,641	(13,016)	(30,074)

See note 25 (f) a) for reclassification to profit or loss for each hedging operation and Note 18 b) for deferred taxes related.

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,966,633	1,757,799
(b) Accrued liabilities	2,893,520	564,326
Total trade and other accounts payables	4,860,153	2,322,125

(a)	Trade and other accounts payable:

	As of December 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
Trade creditors	1,460,832	1,281,432
Other accounts payable	505,801	476,367
Total	1,966,633	1,757,799

The details of Trade and other accounts payables are as follows:

	As of December 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
Maintenance	375,144	116,103
Suppliers technical purchases	328,811	281,452
Handling and ground handling	176,142	137,626
Boarding Fees	171,128	181,049
Leases, maintenance and IT services	143,586	110,472
Professional services and advisory	129,682	146,753
Airport charges and overflight	104,241	142,709
Other personnel expenses	90,410	105,696
Aircraft Fuel	77,171	143,119
Services on board	56,072	58,099
Marketing	49,865	53,419
Air companies	32,152	27,668
Crew	12,007	16,541
Achievement of goals	11,144	6,622
Jol Fleet	9,891	7,840
Land services	6,553	10,466
Others	192,634	212,165
Total trade and other accounts payables	1,966,633	1,757,799

(b)	Liabilities accrued:

	As of December 31,	As of December 31,
	2021	2020
	ThUS$	ThUS$
Aircraft and engine maintenance (*)	1,166,181	460,082
Accrued personnel expenses	59,327	72,696
Accounts payable to personnel (**)	58,153	2,186
Other settled claims (****)	1,575,005	-
Others accrued liabilities (***)	34,854	29,362
Total accrued liabilities	2,893,520	564,326

(*)	In addition to the account payable for maintenance in the normal course of operations, this amount includes some claims agreed with aircraft lessors, related to maintenance.

(**)	Profits and bonus participation (Note 23 letter b).

(***)	See Note 22.

(****)	This amount includes some agreed fleet claims, associated with the negotiations resulting from the Chapter 11 Proceedings.

The balances include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 Proceedings on May 26, 2020 for LATAM, and July 09 for certain subsidiaries in Brazil.

NOTE 21 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	24,330	21,188	490,217	364,342	514,547	385,530
Civil contingencies	3,154	2,266	92,955	103,984	96,109	106,250
Labor contingencies	388	320	98,254	48,115	98,642	48,435
Other	-	-	21,855	17,821	21,855	17,821
Provision for European
Commission investigation (2)	-	-	9,300	10,097	9,300	10,097
Provisions for onerous contracts (3)	-	-	-	44,000	-	44,000
Total other provisions (4)	27,872	23,774	712,581	588,359	740,453	612,133

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Based on market information on the drop in the price of some assets, a provision was made for onerous contracts associated with the purchase commitments of aircraft.

(4)	Total other provision as of December 31, 2021, and December 31, 2020, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2019	298,886	9,403	-	308,289
Increase in provisions	134,847	-	-	134,847
Provision used	(82,212)	-	-	(82,212)
Difference by subsidiaries conversion	(10,764)	-	-	(10,764)
Reversal of provision	(58,063)	-	-	(58,063)
Exchange difference	(302)	(186)	-	(488)
Closing balance as of December 31, 2019	282,392	9,217	-	291,609
Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	408,078	-	44,000	452,078
Provision used	(47,238)	-	-	(47,238)
Difference by subsidiaries conversion	(58,654)	-	-	(58,654)
Reversal of provision	(25,563)	-	-	(25,563)
Exchange difference	(979)	880	-	(99)
Closing balance as of December 31, 2020	558,036	10,097	44,000	612,133
Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	403,229	-	-	403,229
Provision used	(84,497)	-	-	(84,497)
Difference by subsidiaries conversion	(25,531)	-	-	(25,531)
Reversal of provision	(119,029)	-	(44,000)	(163,029)
Exchange difference	(1,055)	(797)	-	(1,852)
Closing balance as of December 31, 2021	731,153	9,300	-	740,453

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 65, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2021 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

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

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenues (1)(2)	2,273,137	2,036,880	512,056	702,008	2,785,193	2,738,888
Sales tax	3,870	7,609	-	-	3,870	7,609
Retentions	31,509	27,853	-	-	31,509	27,853
Others taxes	4,916	3,931	-	-	4,916	3,931
Dividends payable	-	-	-	-	-	-
Other sundry liabilities	19,144	12,518	-	-	19,144	12,518
Total other non-financial liabilities	2,332,576	2,088,791	512,056	702,008	2,844,632	2,790,799

Deferred Income Movement

		Deferred income				Adjustment application
				Loyalty program		IAS 29,
	Initial balance	(1) Recognition	Use	(Award and redeem)	Expiration of tickets	Argentina hyperinflation	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2019	2,974,760	8,264,970	(7,703,011)	124,548	(156,435)	2,232	33,402	3,540,466
From January 1 to December 31, 2020	3,540,466	1,970,203	(2,554,476)	(137,176)	(72,670)	(3,485)	(3,974)	2,738,888
From January 1 to December 31, 2021	2,738,888	4,221,168	(4,053,345)	(12,091)	(114,227)	-	4,800	2,785,193

(1)	The balance includes mainly, deferred income for services not provided as of December 31, 2021 and December 31, 2020; and for the frequent flyer LATAM Pass program.

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

(2)	As of December 31, 2021, Deferred Income includes ThUS $ 58,509 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 118,188 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$

Retirements payments	35,075	51,007
Resignation payments	5,817	8,230
Other obligations	15,341	14,879

Total liability for employee benefits	56,233	74,116

(a) The movement in retirements and resignation payments and other obligations:

	Opening	Increase (decrease) current service	Benefits	Actuarial (gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2019	82,365	11,242	(4,390)	10,636	(6,283)	93,570
From January 1 to December 31, 2020	93,570	(18,759)	(8,634)	3,968	3,971	74,116
From January 1 to December 31, 2021	74,116	(11,391)	(5,136)	10,018	(11,374)	56,233

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the year ended
	December 31,
Assumptions	2021	2020

Discount rate	5.81%	2.67%
Expected rate of salary increase	3.00%	2.80%
Rate of turnover	5.14%	5.56%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.4%	2.8%
Retirement age of women	60	60
Retirement age of men	65	65

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

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(2,642)	(4,576)
Change in the accrued liability an closing for decrease of 100 p.b.	2,959	5,244

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	2,849	4,946
Change in the accrued liability an closing for decrease of 100 p.b.	(2,613)	(4,678)

(b) The liability for short-term:

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	58,153	2,186

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c) Employment expenses are detailed below:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Salaries and wages	825,792	850,557	1,478,804
Short-term employee benefits	122,650	41,259	147,576
Other personnel expenses	93,457	70,244	168,382
Total	1,041,899	962,060	1,794,762

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2021	2020
	ThUS$	ThUS$
Aircraft and engine maintenance	276,816	392,347
Fleet (JOL)	124,387	208,037
Airport and Overflight Taxes	26,321	-
Provision for vacations and bonuses	14,545	15,036
Other sundry liabilities	30,357	36,180
Total accounts payable, non-current	472,426	651,600

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2021 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2020), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of authorized and fully paid shares previously described above:

Movement fully paid shares

		Movement value of shares	Cost of issuance and placement	Paid- in
	N° of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2019	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2019 year	-	-	-	-
Paid shares as of December 31, 2019	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2020	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2020 year	-	-	-	-
Paid shares as of December 31, 2020	606,407,693	3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2021	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2021 year	-	-	-	-
Paid shares as of December 31, 2021	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c)	Treasury stock

At December 31, 2021, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2019	37,874	(1,585)	36,289
From January 1 to December 31, 2020	36,289	946	37,235
From January 1 to December 31, 2021	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions with
Periods	Opening balance	non-controlling interest	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2019	2,638,916	(184,135)	(2,312)	2,452,469
From January 1 to December 31, 2020	2,452,469	(3,125)	2,675	2,452,019
From January 1 to December 31, 2021	2,452,019	(3,383)	(538)	2,448,098

Balance of Other sundry reserves comprise the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(213,273)	(210,048)
Others	(3,558)	(3,020)	(5,795)
Total	2,448,098	2,452,019	2,452,469

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2020 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019	(2,656,644)	(9,333)	-	(15,178)	(2,681,155)
Change in fair value of hedging instrument recognized in OCI	-	95,954	-	-	95,954
Reclassified from OCI to profit or loss	-	(30,074)	-	-	(30,074)
Deferred tax	-	345	-	-	345
Actuarial reserves by employee benefit plans	-	-	-	(10,635)	(10,635)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	2,873	2,873
Translation difference subsidiaries	(233,643)	-	-	-	(233,643)
Closing balance as of December 31, 2019	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Opening balance as of January 1, 2020	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognized in OCI	-	(105,776)	-	-	(105,776)
Reclassified from OCI to profit or loss	-	(13,016)	-	-	(13,016)
Deferred tax	-	959	-	-	959
Actuarial reserves by employee benefit plans	-	-	-	(3,968)	(3,968)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	923	923
Translation difference subsidiaries	(900,226)	-	-	-	(900,226)
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Increase (decrease) due to application of new accounting standards	-	380	(380)	-	-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognized in OCI	-	39,602	(23,692)	-	15,910
Reclassified from OCI to profit or loss	-	(16,641)	6,509	-	(10,132)
Deferred tax	-	(58)	-	-	(58)
Actuarial reserves by employee benefit plans	-	-	-	10,017	10,017
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,782)	(2,782)
Translation difference subsidiaries	18,354	(732)	-	-	17,622
Closing balance as of December 31, 2021	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)

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

(g) Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the year	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2019	218,971	190,430	(57,129)	352,272
From January 1 to December 31, 2020	352,272	(4,545,887)	-	(4,193,615)
From January 1 to December 31, 2021	(4,193,615)	(4,647,491)	-	(8,841,106)

(h) Dividends per share

During the year 2021 and 2020 no dividend was paid.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$
Passengers	3,342,381	2,713,774	9,005,629
Cargo	1,541,634	1,209,893	1,064,434
Total	4,884,015	3,923,667	10,070,063

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Aircraft fuel	1,487,776	1,045,343	2,929,008
Other rentals and landing fees (*)	755,188	720,005	1,275,859
Aircraft rentals (**)	120,630	-	-
Aircraft maintenance	533,738	472,382	444,611
Commissions	89,208	91,910	221,884
Passenger services	77,363	97,688	261,330
Other operating expenses	959,427	1,221,183	1,291,895
Total	4,023,330	3,648,511	6,424,587

(*)	Lease expenses are included within this amount (See Note 2.21)

(**)	During 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line b) below) and interest from the lease liability (included in Lease Liabilities c) below).

	For the year ended December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Payments for leases of low-value assets	19,793	21,178	31,982
Rent concessions recognized directly in profit or loss	-	(110)	-
Total	19,793	21,068	31,982

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Depreciation (*)	1,114,232	1,219,586	1,389,465
Amortization	51,162	169,800	80,511
Total	1,165,394	1,389,386	1,469,976

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 17 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the year ended December 31, 2021 is ThUS $ 351,701, ThUS $ 276,908 for year 2020 and ThUS $ 445,680 for the same year 2019.

(c)	Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Bank loan interest	580,193	314,468	325,650
Financial leases	46,679	45,245	61,980
Lease liabilities	121,147	170,918	181,814
Other financial instruments	57,525	56,348	20,490
Total	805,544	586,979	589,934

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Fair value adjustment of fleet available for sale	73,595	331,522	-
Rejection of aircraft lease contract	1,564,973	269,467	-
Rejection of IT contracts	26,368	-	-
Employee restructuring plan (*)	46,938	290,831	-
Legal advice	91,870	76,541	-
Renegotiation of fleet contracts	516,559	-	-
Others	16,879	21,648	-
Total	2,337,182	990,009	-

(*)	See note 2.1, letter c.

(e) Other (gains) losses

Other (gains) losses are detailed below:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Fuel hedging	-	82,487	-
Slot Write Off	-	36,896	-
Provision for onerous contract related to purchase commitment	(44,000)	44,000	-
Goodwill Impairment	-	1,728,975	-
Other	13,326	(17,569)	(11,525)
Total	(30,674)	1,874,789	(11,525)

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Coalition and loyalty program Multiplus	-	-	36,172
Tours	11,209	22,499	96,997
Aircraft leasing	6,852	46,045	102,704
Customs and warehousing	27,089	25,138	29,353
Duty free	-	-	543
Maintenance	15,602	18,579	10,471
Income from non-airlines products Latam Pass	40,481	42,913	42,791
Other miscellaneous income (*)	126,098	255,828	41,833
Total	227,331	411,002	360,864

(*)	Included within this amount is ThUS$118,188 of 2021 and ThUS$132,467 of 2020 corresponding to the compensation of Delta Air Lines Inc for the JBA signed in 2019.

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

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,
	2021	2020	2019	2018
Argentine peso	102.75	84.14	59.83	37.74
Brazilian real	5.57	5.18	4.01	3.87
Chilean peso	844.69	710.95	748.74	694.77
Colombian peso	4,002.52	3,421.00	3,271.55	3,239.45
Euro	0.88	0.81	0.89	0.87
Australian dollar	1.38	1.30	1.43	1.42
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	20.53	19.93	18.89	19.68
New Zealand dollar	1.46	1.39	1.49	1.49
Peruvian Sol	3.98	3.62	3.31	3.37
Uruguayan peso	44.43	42.14	37.24	32.38

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2021	2020
	ThUS$	ThUS$

Cash and cash equivalents	262,886	483,303
Argentine peso	6,440	16,885
Brazilian real	9,073	13,157
Chilean peso	9,759	32,368
Colombian peso	4,745	2,168
Euro	7,099	10,361
U.S. dollar	195,264	369,455
Other currency	30,506	38,909

Other financial assets, current	12,728	12,981
Argentine peso	4	311
Brazilian real	4	4
Chilean peso	4,440	3,987
Colombian peso	111	132
Euro	1,720	1,867
U.S. dollar	5,242	5,639
Other currency	1,207	1,041

	As of	As of
	December 31,	December 31,
Current assets	2021	2020
	ThUS$	ThUS$

Other non - financial assets, current	34,613	42,973
Argentine peso	5,715	11,058
Brazilian real	1,488	2,985
Chilean peso	20,074	15,913
Colombian peso	121	175
Euro	1,936	2,667
U.S. dollar	1,106	2,351
Other currency	4,173	7,824
Trade and other accounts receivable, current	156,824	177,491

Argentine peso	6,850	1,881
Brazilian real	53	841
Chilean peso	47,392	38,340
Colombian peso	455	209
Euro	24,143	24,370
U.S. dollar	56,676	98,385
Other currency	21,255	13,465

Accounts receivable from related entities, current	502	430
Chilean peso	19	9
U.S. dollar	483	421

Tax current assets	8,674	11,050
Argentine peso	322	389
Brazilian real	47	887
Chilean peso	681	1,003
Colombian peso	1,618	675
Euro	70	235
U.S. dollar	406	354
Peruvian sun	4,450	5,220
Other currency	1,080	2,287

Total current assets	476,227	728,228
Argentine peso	19,331	30,524
Brazilian real	10,665	17,874
Chilean peso	82,365	91,620
Colombian peso	7,050	3,359
Euro	34,968	39,500
U.S. Dollar	259,177	476,605
Other currency	62,671	68,746

	As of	As of
	December 31,	December 31,
Non-current assets	2021	2020
	ThUS$	ThUS$

Other financial assets, non-current	10,700	9,486
Brazilian real	3,326	3,574
Chilean peso	62	69
Colombian peso	231	284
Euro	2,384	1,369
U.S. dollar	2,524	2,490
Other currency	2,173	1,700

Other non - financial assets, non-current	12,197	36,251
Argentine peso	32	39
Brazilian real	6,924	12,974
U.S. dollar	5,241	3,732
Other currency	-	19,506

Accounts receivable, non-current	3,985	4,984
Chilean peso	3,985	4,984

Deferred tax assets	6,720	2,228
Colombian peso	4,717	221
U.S. dollar	10	13
Other currency	1,993	1,994

Total non-current assets	33,602	52,949
Argentine peso	32	39
Brazilian real	10,250	16,548
Chilean peso	4,047	5,053
Colombian peso	4,948	505
Euro	2,384	1,369
U.S. dollar	7,775	6,235
Other currency	4,166	23,200

 The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	179,777	239,712	177,471	86,573
Argentine peso	1	2	-	-
Brazilian real	31	59	210	163
Chilean peso	135,431	40,552	159,541	70,639
Euro	259	87	184	258
U.S. dollar	43,919	198,996	17,460	15,504
Other currency	136	16	76	9

Trade and other accounts payables, current	1,317,418	1,285,233	50,312	20,908
Argentine peso	234,358	228,069	2,335	7,315
Brazilian real	70,523	71,446	653	37
Chilean peso	280,405	312,921	44,438	10,991
Colombian peso	7,673	12,300	1,134	1,165
Euro	134,146	143,780	887	41
U.S. dollar	472,800	392,914	73	912
Peruvian sol	2,487	11,759	310	222
Mexican peso	11,297	16,546	29	60
Pound sterling	45,096	35,269	86	45
Uruguayan peso	775	441	58	-
Other currency	57,858	59,788	309	120

Accounts payable to related entities, current	57	(229)	-	-
Chilean peso	6	-	-	-
U.S. dollar	51	(229)	-	-

Other provisions, current	-	14	4,980	1,628
Chilean peso	-	-	25	29
Other currency	-	14	4,955	1,599

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$
Other non-financial liabilities, current	29,057	42,467	-	50
Argentine peso	1,604	961	-	-
Brazilian real	859	976	-	3
Chilean peso	1,332	5,836	-	1
Colombian peso	941	622	-	38
Euro	1,375	3,206	-	-
U.S. dollar	21,174	19,707	-	-
Other currency	1,772	11,159	-	8
Total current liabilities	1,526,331	1,567,596	232,763	109,159
Argentine peso	235,963	229,032	2,335	7,315
Brazilian real	71,413	72,481	863	203
Chilean peso	417,174	359,309	204,004	81,660
Colombian peso	8,614	12,922	1,134	1,203
Euro	135,780	147,073	1,071	299
U.S. dollar	537,944	611,787	17,533	16,416
Other currency	119,443	134,992	5,823	2,063

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2021	2020	2021	2020	2021	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	33,205	268,320	15,375	4,250	359,623	403,841
Chilean peso	1,512	180,150	896	1,320	355,636	398,199
Brazilian real	86	351	-	-	-	-
Euro	135	427	90	-	-	-
U.S. dollar	31,413	87,280	14,389	2,930	3,987	5,642
Other currency	59	112	-	-	-	-

Accounts payable, non-current	114,097	70,145	1,451	1,390	342	241
Chilean peso	41,456	47,752	1,451	1,390	342	241
U.S. dollar	71,339	21,051	-	-	-	-
Other currency	1,302	1,342	-	-	-	-

Other provisions, non-current	49,420	45,834	-	-	-	-
Argentine peso	1,074	696	-	-	-	-
Brazilian real	27,532	26,872	-	-	-	-
Colombian peso	255	278	-	-	-	-
Euro	10,820	11,736	-	-	-	-
U.S. dollar	9,739	6,252	-	-	-	-

Provisions for employees benefits, non-current	44,816	64,152	-	-	-	-
Chilean peso	44,816	64,152	-	-	-	-

Total non-current liabilities	241,538	448,451	16,826	5,640	359,965	404,082
Argentine peso	1,074	696	-	-	-	-
Brazilian real	27,618	27,223	-	-	-	-
Chilean peso	87,784	292,054	2,347	2,710	355,978	398,440
Colombian peso	255	278	-	-	-	-
Euro	10,955	12,163	90	-	-	-
U.S. dollar	112,491	114,583	14,389	2,930	3,987	5,642
Other currency	1,361	1,454	-	-	-	-

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2021	2020
	ThUS$	ThUS$

Total assets	509,829	781,177
Argentine peso	19,363	30,563
Brazilian real	20,915	34,422
Chilean peso	86,412	96,673
Colombian peso	11,998	3,864
Euro	37,352	40,869
U.S. dollar	266,952	482,840
Other currency	66,837	91,946
Total liabilities	2,377,423	2,534,928
Argentine peso	239,372	237,043
Brazilian real	99,894	99,907
Chilean peso	1,067,287	1,134,173
Colombian peso	10,003	14,403
Euro	147,896	159,535
U.S. dollar	686,344	751,358
Other currency	126,627	138,509
Net position
Argentine peso	(220,009)	(206,480)
Brazilian real	(78,979)	(65,485)
Chilean peso	(980,875)	(1,037,500)
Colombian peso	1,995	(10,539)
Euro	(110,544)	(118,666)
U.S. dollar	(419,392)	(268,518)
Other currency	(59,790)	(46,563)

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
	2021	2020	2019
Basic earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	(4,647,491)	(4,545,887)	190,430

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(7.66397)	(7.49642)	0.31403

	For the year ended
	December 31,
	2021	2020	2019
Diluted earnings / (loss) per share
Earnings / (loss) attributable to owners of the parent (ThUS$)	(4,647,491)	(4,545,887)	190,430

Weighted average number of shares, basic	606,407,693	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(7.66397)	(7.49642)	0.31403

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The court issued a ruling in favor of Tam Viagens S/A on June 24, 2021. An appeal by the Municipality is pending.	99,198

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines initiated a reorganization proceeding in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, filing a voluntary request for relief pursuant thereto (the “Chapter 11 Proceeding”), which grants an automatic stay of enforcement for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary petition for reorganization with the United States Bankruptcy Court for the Southern District of New York pursuant to Chapter 11 of the United States Bankruptcy Code. Subsequently, on July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors” and together with the Initial Debtors, the “Subsequent Debtors”), including TAM Linhas Aereas S.A., filed voluntary bankruptcy applications with the Court pursuant to Chapter 11 of the United States Bankruptcy Code. The cases are pending resolution before the Honorable James L. Garrity Jr. in United States Bankruptcy Court for the Southern District Court of New York (the “Bankruptcy Court”) and are being jointly administered under case number 20-11254. On September 18, 2020, the Debtors received approval of the modified funding proposal for Debtor in Possession (“DIP”) funding filed on September 17, 2020 from the Bankruptcy Court. On October 18, 2021 the Bankruptcy Court approved the Debtors’ request for certain additional DIP funding, namely a “Tranche B” facility. On November 26, 2021, the Debtors filed a joint plan of reorganization together with a disclosure statement. A hearing will be conducted on January 27, 2022 to rule on the adequacy of the disclosure statement. The Bankruptcy Court has extended the Debtors’ exclusive period to solicit acceptances for the plan to January 26, 2022. The Subsequent Debtors have sought an additional extension of their exclusive periods to file and solicit acceptances for the plan, until January 7, 2022 and March 7, 2022 respectively. A hearing on that request will be conducted on January 27, 2022. LATAM has continued its process of reconciling claims and presenting objections. Likewise, LATAM continues to evaluate its contracts and has rejected some of them. It continues with the review of its existing fleet obligations, and pursuing solicitation and confirmation of its plan.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.	-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies. The Companies Commission adopted the Cross-Border Communications Protocol on November 4, 2020. On December 14, 2020, that Commission recognized the order issued by the Bankruptcy Court on November 20, 2020 authorizing the stock issue, capital contributions and changes to the pledge agreements. On October 27, 2021, the Commission recognized the order issued by the Bankruptcy Court on October 18, 2021 approving the second proposed DIP loan submitted by LATAM Airlines Group S.A. and authorizing a change in the collateral provided in the first DIP loan and the signature of a petition accessory to the DIP loan agreement. The Commission was informed on December 22, 2021 that on November 26, 2021, LATAM Airlines Group S.A. had filed a Reorganization Agreement pursuant to Chapter 11 and that the hearing for the Bankruptcy Court to rule on that Agreement would be held January 27, 2022. That was the last action in the process.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation on December 1, 2021. The process continues.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

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

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$9,299 (8.220.000 Euros)

9,299

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. LATAM AIRLINES GROUP, S.A. expects that the ruling by the General Court of the European Union, which is expected to be known at the end of March 2022, may reduce the amount of this fine. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (ThUS$9.299 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September 2018, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. For the case in Germany, LATAM petitioned the German Court for a suspension on the basis of the financial reorganization petitioned by LATAM Airlines Group S.A. and Lan Cargo S.A. in the United States (Chapter 11) in May 2020. DB Barnsdale AG also filed a claim with the U.S. Court by the deadline that creditors have under Chapter 11 claims. An agreement was reached with Barnsdale AG before the Courts could rule and that ended all claims in Germany. British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air filed claims with the U.S. Court. LATAM opposed these claims and the U.S. Court dismissed and voided them after a review on May 27, 2021. The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	8,643

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3.100– R$ 17.302.858,00). We must await a decision on the Treasury appeal.	6,973

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (linked to the procces 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$65.464. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016.  The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					65,464

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	29,484

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

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

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022.

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash and Regional One filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, the parties participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021, which put an end to the proceedings.

9,500

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court.	7,661

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court.	15,694

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	27,129

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,064

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	15,646

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	11,193

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	22,136

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	63,585

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	12,509

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	92,152

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	17,153

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	9,436

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,750

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,316

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. The Court of Appeals confirmed the trial court’s decision. The case is now before the Superior Court of Labor.	12.256

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and is pending a decision by the D Room. On July 30, 2020, the D Room ordered the General Prosecutor to appear.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,406

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,292

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,221

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	31,996

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,612

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,068

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,830

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,046

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,713

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,559

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,530

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,592

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	25,366

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,377

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	8,713

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	9,281

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

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

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM. On February 9, 2021, the Bankruptcy Court sustained just one of the petitions of CONADECUS.  As a result, they can continue their appeal against the decision by the 25th Civil Court that approved the reconciliation of AGRECU and LATAM.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021 and November 19, 2021. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	14,232

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	56,436

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	8,330

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. A decision is pending	25,889

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2021, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company (See Note 20 b).

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last move in this investigation corresponds to the response to a trade in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last move in this investigation corresponds to a request for information received on November 3, 2021.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021.

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On 10/28/21, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The most recent activity in this investigation was received in January 2022.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC. The last movement in this investigation corresponds to a letter received in December 2021 with a response date of January 14, 2022.

NOTE 32 - COMMITMENTS

(a) Commitments for loans obtained

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under any circumstance, non-compliance of this limits, does not generate credit acceleration.

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of December 31, 2021, this line of credit is fully used.

As of December 31, 2021, the Company is in compliance with all the financial indicators detailed above.

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

(b) Other commitments

At December 31, 2021 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date

Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Forty-five letters of credit	228,184	Jan 14, 2022
Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Four letters of credit	15,176	Nov 23, 2022
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Two letters of credit	1,150	Nov 30, 2022
Servicio Nacional de Aduana del Ecuador	Latam Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2022
Empresa Pública de Hidro carburos del Ecuador EP Petro ecuador	Latam Airlines Ecuador S.A.	Four letters of credit	1,500	Jun 20, 2022
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Three letters of credit	1,237	Nov 15, 2022
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Twelve letters of credit	4,585	Mar 22, 2022
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	9,333	Mar 29, 2022
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	3,597	Mar 13, 2022
BBVA	Latam Airlines Group S.A.	One letter of credit	4,315	Jan 16, 2022
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2022
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Eight letters of credit	2,303	Jul 30, 2022
Isoceles	Latam Airlines Group S.A.	One letter of credit	12,750	Aug 6, 2022
Procon	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	2,233	Nov 17, 2025
União Federal	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	8,250	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	8,531	Apr 15, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,417	Apr 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,323	Jul 5, 2023
Procon	Tam Linhas Aéreas S.A.	Seven insurance policy guarantee	9,542	Apr 6, 2022
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,247	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,342	May 29, 2025

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date

Tribunal de Justição de Rio de Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	11,198	Aug 30, 2026
Vara Civel Campinas SP.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,577	Jun 14, 2024
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2022
7ª Turma do Tribunal Regional Federal da 1ª Região	Tam Linhas Aéreas S.A.	One insurance policy guarantee	41,029	Apr 20, 2023
Procon	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,931	Feb 10, 2026
Bond Safeguard Insurance Company	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2022
Fundacao de Protecao e Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	4,079	Sep 20, 2023
Uniao Federal Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,251	Nov 16, 2025
Uniao Federal PGFN	Tam Linhas Aéreas S.A.	Three póliza de seguro de garantía	17,621	Jan 4, 2024
Uniao Federal Fazenda Nacional	Tam Linhas Aéreas S.A.	One insurance policy guarantee	27,446	Jul 30, 2022
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three póliza de seguro de garantía	25,839	Apr 14, 2023
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two póliza de seguro de garantía	19,732	Oct 20, 2022
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	4,709	Mar 31, 2022
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,600	May 7, 2023
			486,457

Letters of credit related to assets for right of use are included in Note 17 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with related	Country	Nature of related parties		Transaction amount with related parties As of December 31,
Tax No.	Related party	parties	of origin	transactions	Currency	2021	2020	2019
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales		23	28	16
				Loans received (*)	CLP	(35,412)	(100,013)	-
				Interest accrued (*)	CLP	(34,694)	(5,700)	-
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services provided of cargo transport	CLP	-	-	556
				Services received from National and International Courier	CLP	-	-	(3)
				Sales commissions	CLP	-	-	(218)
				Services received advertising	CLP	-	-	(726)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	26	13	61
76.335.600-0	Parque de Chile S.A.	Related director	Chile	Tickets sales	CLP	-	-	9
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	9	5	-
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport		15	40	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided	BRL	12
				Services provided of cargo transport	BRL	-	13	58
				Services received	BRL	-	-	2
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	-	22,215	39,528
				Interlineal received service	US$	(6,387)	(4,736)	(2,050)
				Interlineal provided service	US$	6,283	3,141	3,739
				Services provided of handling	US$	1,493	1,246	1,106
				Compensation for early return of aircraft	US$	-	9,240	-
				Services provided / received others	US$	(963)	1,160	996
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(11,768)	(4,160)	-
				Interlineal provided service	US$	7,695	4,357	-
				Compensation for cancellation of aircraft purchase	US$	-	62,000	-
				Compensation for cancellation of aircraft purchase	US$	(59)	3,310	-
				Compensation for cancellation of aircraft purchase	US$	(318)	30	-
Foreign	QA Investments Ltd	Common shareholder	Jersey Channel Islands	(*)Loans received	US$	(8,853)	(125,016)	-
				(*)Interest accrued	US$	(8,673)	(7,125)	-
Foreign	QA Investments 2 Ltd	Common shareholder	Jersey Channel Islands	(*)Loans received	US$	(44,266)	(125,016)	-
				(*)Interest accrued	US$	(43,367)	(7,125)	-
Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*)Loans received	US$	(44,266)	(25,003)	-
				(*)Interest accrued	US$	(43,367)	(1,425)	-

(*)	Corresponding to DIP tranche C.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out at arm’s length basis.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Remuneration	9,981	8,395	13,701
Management fees	1,016	257	411
Non-monetary benefits	501	1,719	1,815
Short-term benefits	16,639	13,624	31,124
Long-term benefits	-	-	8,577
Share-based payments	-	-	3,296
Termination benefits	513	4,539	1,428

Total	28,650	28,534	60,352

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

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 35 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Fuel hedge	14,269	(46,579)	(9,966)
Hedging margin guarantees	(4,900)	14,962	(21,200)
Tax paid on bank transaction	(2,530)	(1,261)	(11,369)
Fuel derivatives premiums	(17,077)	(3,949)	(17,102)
Bank commissions, taxes paid and other	(21,287)	(5,828)	(20,627)
Guarantees	(39,728)	(44,280)	(5,474)
Court deposits	(16,323)	38,528	(22,976)
Delta Air Lines Inc. Compensation	-	62,000	350,000
Total Other inflows (outflows) Operation flow	(87,576)	13,593	241,286
Tax paid on bank transaction	(425)	(2,192)	(2,249)
Guarantee deposit received from the sale of aircraft	18,900	-	-
Total Other inflows (outflows) Investment flow	18,475	(2,192)	(2,249)

Settlement of derivative contracts	-	(107,788)	(2,976)
Aircraft Financing advances	-	-	(55,728)
Fees paid to financial institutions	(11,034)	-	-
Total Other inflows (outflows) Financing flow	(11,034)	(107,788)	(58,704)

(c)	Dividends:

	For the period ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Latam Airlines Group S.A.	-	-	(54,580)
Latam Airlines Perú S.A. (*)	-	(571)	(536)
Total dividends paid	-	(571)	(55,116)

(*)	Dividends paid to non-controlling shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2020	Capital	Capital	Interest	and others (*)	Reclassifications	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	151,701	-	-	-	7,460	-	159,161
Bank loans	525,273	-	-	(546)	(2,889)	-	521,838
Guaranteed obligations	1,318,856	-	(14,605)	(17,405)	(513,276)	(263,035)	510,535
Other guaranteed obligations	1,939,116	661,609	(26,991)	(28,510)	135,405	44,793	2,725,422
Obligation with the public	2,183,407	-	-	-	69,791	-	2,253,198
Financial leases	1,614,501	-	(421,452)	(40,392)	(181,717)	218,242	1,189,182
Other loans	-	-	-	-	76,508	-	76,508
Lease liability	3,121,006	-	(103,366)	(17,768)	(39,234)	-	2,960,638
Total Obligations with financial institutions	10,853,860	661,609	(566,414)	(104,621)	(447,952)	-	10,396,482

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2019	Capital	Capital	Interest	and others	Reclassifications	2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	341,475	165,000	(359,000)	(4,140)	8,366	-	151,701
Bank loans	217,255	265,627	(4,870)	(2,397)	49,658	-	525,273
Guaranteed obligations	2,157,327	192,972	(48,576)	(21,163)	(823,984)	(137,720)	1,318,856
Other guaranteed obligations	580,432	1,361,881	(42,721)	(27,744)	67,268	-	1,939,116
Obligation with the public	2,064,934	-	(774)	(55,613)	174,860	-	2,183,407
Financial leases	1,730,843	-	(236,744)	(52,155)	34,837	137,720	1,614,501
Other loans	101,261	-	(101,026)	(1,151)	916	-	-
Lease liability	3,172,157	-	(122,063)	(46,055)	116,967	-	3,121,006
Total Obligations with financial institutions	10,365,684	1,985,480	(915,774)	(210,418)	(371,112)	-	10,853,860

(*)	Accrued interest and others, includes ThUS$ 458,642 (ThUS$ (891,407) as of December 31, 2020), associated with the rejection of fleet contracts.

(e)	Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the year ended
	December 31,
	2021	2020
	ThUS$	ThUS$

Increases (payments)	-	(31,803)
Recoveries	-	8,157
Total cash flows	-	(23,646)

(f)	Additions of property, plant and equipment and Intangibles

	For the year ended
	At December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Net cash flows from
Purchases of property, plant and equipment	587,245	324,264	1,276,621
Additions associated with maintenance	302,858	173,740	453,827
Other additions	284,387	150,524	822,794

Purchases of intangible assets	88,518	75,433	140,173
Other additions	88,518	75,433	140,173

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement for the periods ended December 31 corresponds to:

	For the year ended
	December 31,
	2021	2020
	ThUS$	ThUS$

Net cash flows from (used in) operating activities	(65,901)	18,347
Net cash flows from (used in) investment activities	17,223	(13,872)
Net cash flows from (used in) financing activities	-	-
Effects of variation in the exchange rate on cash and cash equivalents	48,678	(4,475)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

(1) Within the context of the Chapter 11 Proceedings:

a.	On February 10, 2022, an amendment to the restructuring support agreement, or "Restructuring Support Agreement (RSA)", dated November 26, 2021, was executed, through which, the Ad Hoc Group of LATAM Bondholders, represented by White & Case LLP (W&C), was incorporated as part of the RSA, agreeing among other things, to support the Reorganization Plan and LATAM agreeing mainly to pay certain of this group’s professional fees up to a certain limit.

On March 15, 2022, the Court resolved to approve the New Amended and Restated DIP Financing Proposal. Pursuant to the approval of the New Amended and Restated DIP Financing Proposal, on April 8, 2022, an amended and restated text of the Existing DIP Credit Agreement will be executed, which will replace and refinance in full the Existing DIP Credit Agreement. The new loan agreement also extends the maturity date in accordance with the timing that LATAM is targeting for emergence from the Chapter 11 Proceeding.

It is worth mentioning that the Tranche C lenders of the New Amended and Restated DIP Financing Proposal have agreed to allow LATAM’s group of shareholders comprised of the Cueto Group, Qatar and Delta, which are lenders under Tranche C of the Existing DIP Credit Agreement, to participate in Tranche C of the New Amended and Restated DIP Financing Proposal.

On March 15, 2022, the Court also resolved to approve the Backstop Commitment Agreements (the “Backstop Agreements”), which LATAM entered into with (i) a group of LATAM’s unsecured creditors represented by Evercore; (ii) Delta Air Lines, Inc, Qatar Airways Investment (UK) Ltd., the Cueto group; and (iii) with the Eblen group, and were previously informed by Material Fact dated January 12, 2022. In these Backstop Agreements, the counterparts agree to support to the plan of reorganization and financing proposed by LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”), committing approximately US$ 5.4 billion in funds. On March 24, 2022, the Unsecured Creditors Committee (“UCC”) and certain other creditors filed a notice to appeal this ruling to the United States District Court for the Southern District of New York.

b.	On March 14, 2022, the company made a partial withdrawal for US$ 300 million from Tranche A, B and C of the DIP Financing. After these transfers, LATAM still has US$ 950 million undrawn and available for future transfers from the DIP.

c.	On March 21, 2022, the Court approved the adequacy of the Chapter 11 Disclosure Statement for LATAM. This resolution establishes that the documentation provided by LATAM in the process is sufficient to allow the group to commence solicitation of votes, during which it will seek approval of the Plan from creditors.

LATAM will begin the process of soliciting votes to approve the Plan shortly and such Solicitation Period will last until May 2, 2022.

The Court has also set the Confirmation Hearing to take place on May 17 and 18, 2022, at which point the Court will evaluate the Plan of Reorganization, the last milestone of the bankruptcy process in the United States. LATAM continues to anticipate completion of the process and emergence from Chapter 11 in the second half of 2022.

(2) On February 25, 2022, an agreement was signed to receive 6 aircraft of the A321NEO family under an operating lease, which will be delivered during 2023.

(3) During the month of February, the Company filed an application to register an additional 200 million ADRs (American Depositary Receipt) with the Securities Exchange Commission (“SEC”) with the sole purpose of having them available for issuance in the market, since most of the existing registered ADRs have already been issued. The Company informed that this does not mean that the Company is issuing new shares or increasing capital, but rather allowing investors in the United States to access the ADRs, which have as an underlying security LATAM’s previously issued common stock.

After December 31, 2021 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2021, have been approved in the Extraordinary Meeting Session of March 29, 2022.

NOTE 37 - PARENT COMPANY FINANCIAL INFORMATION

In accordance with the requirements of SEC Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information for the financial position, changes in financial position and results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. Due to Chapter 11 some subsidiaries are restricted to transfer dividends to the Parent Company.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements and include the investment in subsidiaries accounted for the equity method.

	As of	As of
	December 31,	December 31,
	2021	2020
ASSETS	ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	549,766	1,295,042
Other financial assets	78,706	32,407
Other non-financial assets	38,557	82,318
Trade and other accounts receivable	400,540	282,896
Accounts receivable from related entities	933,853	412,370
Inventories	121,949	168,686
Current tax assets	4,846	2,545
Total current assets other than non-current assets (or disposal groups) classified as held for sale	2,128,217	2,276,264
Non-current assets (or disposal groups) classified as held for sale	161,347	300,367
Total current assets	2,289,564	2,576,631
Non-current assets
Other financial assets	8,804	27,658
Investments accounted for using the equity method	8,065,391	9,006,797
Other non-financial assets	12,344	13,356
Accounts receivable	10,551	2,975
Accounts receivable from related entities	48,008	38,300
Intangible assets other than goodwill	213,822	167,893
Property, plant and equipment	7,980,150	8,683,419
Deferred tax assets	-	553,122
Total non-current assets	16,339,070	18,493,520
Total assets	18,628,634	21,070,151

	As of	As of
	December 31,	December 31,
LIABILITIES AND EQUITY	2021	2020
LIABILITIES	ThUS$	ThUS$
Current liabilities

Other financial liabilities	3,777,465	2,347,033
Trade and other accounts payables	3,670,381	1,013,399
Accounts payable to related entities	1,650,246	1,481,281
Other provisions	99	32
Other non-financial liabilities	1,487,629	1,411,582
Total current liabilities	10,585,820	6,253,327
Non-current liabilities
Other financial liabilities	4,041,347	5,631,916
Accounts payable	303,309	416,034
Accounts payable to related entities	177,779	574,202
Other provisions	10,045,195	9,892,007
Employee benefits	33,145	47,915
Other non-financial liabilities	508,943	697,135
Total non-current liabilities	15,109,718	17,259,209
Total liabilities	25,695,538	23,512,536
EQUITY
Share capital	3,146,265	3,146,265
Retained earnings/(losses)	(8,841,106)	(4,193,615)
Treasury Shares	(178)	(178)
Other reserves	(1,361,529)	(1,388,185)
Parent’s ownership interest	(7,056,548)	(2,435,713)
Non-controlling interest	(10,356)	(6,672)
Total equity	(7,066,904)	(2,442,385)
Total liabilities and equity	18,628,634	21,070,151

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Revenue	1,485,841	1,272,077	2,958,270
Cost of sales	(1,964,137)	(2,099,716)	(2,860,173)
Gross margin	(478,296)	(827,639)	98,097
Other income	712,997	948,160	1,124,033
Distribution costs	(134,366)	(125,563)	(222,585)
Administrative expenses	(199,409)	(225,557)	(326,640)
Other expenses	(197,737)	(154,582)	(211,830)
Restructuring activities expenses	(2,177,754)	(837,673)	-
Other gains/(losses)	39,471	(98,790)	15,367
Income from operation activities	(2,435,094)	(1,321,644)	476,442
Financial income	8,905	11,812	23,262
Financial costs	(579,304)	(410,153)	(479,596)
Share of profit of investments accounted for using the equity method	(1,168,898)	(3,537,259)	88,429
Foreign exchange gains/(losses)	72,888	(66,004)	(76,122)
Result of indexation units	(799)	-	67
Income (loss) before taxes	(4,102,302)	(5,323,248)	32,482
Income tax expense / benefit	(550,840)	767,713	163,131
NET INCOME (LOSS) FOR THE YEAR	(4,653,142)	(4,555,535)	195,613

	For the year ended
	December 31,
	2021	2020	2019
	ThUS$	ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	2,046,751	2,240,961	6,621,168
Other cash receipts from operating activities	38,268	52,192	122,637
Payments for operating activities
Payments to suppliers for goods and services	(2,085,094)	(1,713,223)	(4,491,682)
Payments to and on behalf of employees	(295,030)	(298,370)	(466,212)
Other payments for operating activities	(29,363)	(27,757)	(67,056)
Interest received	-	-	5,127
Income taxes (paid)	(898)	(2,764)	-
Other cash inflows (outflows)	(37,992)	61,532	302,246
Net cash flows from operating activities	(363,358)	312,571	2,026,228
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses	752	-	-
Cash flows used to obtain control of subsidiaries or other businesses	(12,375)	(349,125)	-
Other cash receipts from sales of equity or debt instruments of other entities	-	30,439	172,122
Other payments to acquire equity or debt instruments of other entities	-	(27,199)	(172,295)
Amounts raised from sale of property, plant and equipment	105,000	75,566	42,600
Purchases of property, plant and equipment	(574,431)	(163,022)	(578,498)
Purchases of intangible assets	(85,449)	(70,363)	(66,018)
Interest received	1,644	3,235	12,757
Other cash inflows (outflows)	18,900	-	-
Net cash flow (used in) investing activities	(545,959)	(500,469)	(589,332)
Cash flows from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	(3,225)	-
Amounts raised from long-term loans	1,665	1,361,807	370,139
Amounts raised from short-term loans	661,609	296,267	93,000
Loans from Related Entities	130,102	373,125	-
Loans repayments	(135,837)	(749,258)	(1,632,577)
Payments of lease liabilities	(391,879)	(90,335)	-
Dividends paid	-	-	(54,580)
Interest paid	(90,585)	(135,859)	(283,612)
Other cash inflows (outflows)	(11,034)	(107,782)	(58,704)
Net cash flows (used in) financing activities	164,041	944,740	(1,566,334)
Net increase in cash and cash equivalents before effect of exchanges rate change	(745,276)	756,842	(129,438)
Effects of variation in the exchange rate on cash and cash equivalents	-	-	5,183
Net increase (decrease) in cash and cash equivalents	(745,276)	756,842	(124,255)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,295,042	538,200	662,455
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	549,766	1,295,042	538,200

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 29, 2022	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín Balza
	Name:	Ramiro Alfonsín Balza
	Title:	LATAM Airlines Group CFO