Form 20-F
period 2022-12-31
LATAM AIRLINES GROUP S.A.
filed 2023-03-10
CIK 1047716

As filed with the Securities and Exchange Commission on March 9, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Andrés del Valle
Tel.: 56-2-2565-3844 E-mail: InvestorRelations@latam.com
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock, without par value	Over The Counter (OTC) Markets
Common Stock, without par value	Santiago Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 605,231,854,725.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

i

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

In 2022, the group saw a notable recovery of its passenger operations in line with the easing of travel restrictions both in the domestic markets and in the regions where the Company operates internationally. As a result, the recovery during the year was mainly driven by the ramp up of operations that had been lagging in the previous years, especially internationally. LATAM’s consolidated operations in December 2022, reached 85.2% of December 2019 capacity levels (measured in ASKs).

In response to the pandemic, the Company has implemented numerous changes to its operations related to health safety, as well as modifications to commercial policies and customer relations. For more information regarding these changes and the economic impact of the pandemic on our operations, see “Item 4. Information of the Company-B. Business Overview-Passenger Operations-Passenger Marketing and Sales” and “Item 3. Key Information-D. Risk Factors-Risks Relating to our Company-The continuing effects of COVID-19 are highly unpredictable and could be significant, and may have an adverse effect on the group’s business and results of operations.”

Chapter 11 Proceedings

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and 28 affiliates (collectively, the “Initial Debtors”) filed their petitions for relief under Chapter 11 (“Chapter 11”) of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 (as applicable, the “Subsequent Petition Date”), nine additional affiliates of LATAM (the “Subsequent Debtors” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. We refer to these proceedings in this annual report as our “Chapter 11 proceedings.” As of November 3, 2022 (the “Effective Date”), the Plan (as defined below) was substantially consummated and the Debtors have each emerged from the Chapter 11 proceedings as the “Reorganized Debtors.” The Bankruptcy Court continues to administer the Chapter 11 proceedings for the Reorganized Debtors on a consolidated basis in order to resolve the few remaining matters therein, including reconciling remaining claims. The information in this annual report is presented as of December 31, 2022, unless expressly stated otherwise, and is subject to and qualified in its entirety by our Chapter 11 proceedings and developments related thereto.

The following is a series of relevant milestones and chronological summary of LATAM’s Chapter 11 proceedings:

As part of their overall reorganization process, the Reorganized Debtors have sought and received relief in certain non-U.S. jurisdictions. Parallel and ancillary proceedings were filed in the Cayman Islands, Chile and Colombia. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Reorganized Debtors for the appointment of provisional liquidators pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, therefore, final. In addition, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Reorganized Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

On November 26, 2021, the Reorganized Debtors filed an initial proposed plan of reorganization under our Chapter 11 proceedings (as it has been and may be subsequently supplemented, revised or amended, or otherwise modified in accordance with its terms, the “Plan of Reorganization” or “Plan”) resulting from the negotiation of a restructuring support agreement (as amended, restated, amended and restated, supplemented or otherwise modified, the “Restructuring Support Agreement” or “RSA”), also dated as of November 26, 2021, with an ad hoc group of LATAM Airlines Group S.A. general unsecured creditors, certain of the Reorganized Debtors’ large existing equity holders, and Andes Aerea SpA, Inversiones Pia SpA and Comercial Las Vertientes (the “Eblen Group”). The Reorganized Debtors filed the solicitation version of the Plan of Reorganization on March 25, 2022.

In accordance with the RSA, on January 12, 2022 LATAM entered into a backstop commitment agreement with certain shareholders, which the group refers to as the “Shareholder Backstop Agreement” and the “Backstop Shareholders”, respectively and certain of our creditors, which the group refers to as the “Creditor Backstop Agreement” and the “Backstop Creditors”, respectively. The group refers to the Shareholder Backstop Agreement and the Creditor Backstop Agreement collectively as the “Backstop Agreements.” On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Reorganized Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022. On March 24, 2022, the Unsecured Creditors Committee (“UCC”) and certain other creditors filed a notice to appeal this ruling to the United States District Court for the Southern District of New York.

Pursuant to the Backstop Agreements, the Backstop Shareholders agreed to backstop up to US$400 million of an issuance of new common stock by the Company and the placement of approximately US$1,373 million of New Convertible Notes Class B to be issued by the Company. The Backstop Creditors agreed to backstop the remaining US$400 million of the common stock issuance and up to approximately US$6,816 million of the New Convertible Notes Class C to be issued by the Company; which reflects a total cash commitment of approximately US$3,269 million, considering that a portion of the New Convertible Notes Class C was designed to be delivered as payment of claims held by the Backstop Creditors. According to the Plan, the Backstop Creditors agreed to receive a fee of 20% of the committed cash amount of their investment pursuant to the Creditor Backstop Agreement, whereas the Backstop Shareholders agreed not to receive a fee for the Shareholder Backstop Agreement. All new common stock and all new convertible notes were preemptively offered to LATAM’s shareholders as required by applicable law. New Convertible Notes Class B and New Convertible Notes Class C, together with New Convertible Notes Class A (whose issuance was also contemplated by the Plan), are convertible into shares of the Company that, together with the new common stock issued by the Company according to the Plan, substantially diluted the equity interests of existing shareholders.

Furthermore, following execution of the RSA, we continued to engage in discussions with members of a separate ad hoc group of certain of the Reorganized Debtors’ creditors, each of whom executed a joinder agreement to the RSA, effective as of February 10, 2022.

The Reorganized Debtors received objections to the Plan from certain parties, including the United States Trustee, the Official Committee of Unsecured Creditors (the “Committee”), Banco del Estado de Chile in its capacity as indenture trustee under certain Chilean local bonds issued by LATAM (“BancoEstado”), an ad hoc group of unsecured claimants and a group of holders of claims against LATAM affiliate TAM Linhas Aéreas S.A. Following the Plan objection deadline, the Reorganized Debtors participated in mediation with BancoEstado, the Committee and the parties to the RSA in an effort to resolve their objections to the Plan and related disputes, which proved successful. On May 11, 2022, the Reorganized Debtors filed a revised version of the Plan reflecting the terms of a settlement with the parties.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered the remaining objections that had not been resolved pursuant to the settlement. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and overruling all remaining objections (the “Memorandum Decision”), and entered an order confirming the Plan (the “Confirmation Order”).

v

Certain parties in interest appealed the Bankruptcy Court’s decisions. On June 21, 2022, the Ad Hoc Group of Unsecured Claimants filed a notice of appeal of the memorandum decision and order approving entry into the Backstop Agreements, as well as the Memorandum Decision approving the Plan and the Confirmation Order.

On June 27, 2022, the Ad Hoc Group of Unsecured Claimants filed a motion seeking to stay the Confirmation Order pending appeal. On July 16, 2022, the motion to stay was denied by the Bankruptcy Court. On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Reorganized Debtors to fund an escrow account in the amount of the outstanding post-petition interest. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay. On June 28, 2022, Columbus Hill Capital Management (“Columbus Hill”) filed a notice of appeal of the Memorandum Decision and the Confirmation Order, which it later withdrew on July 5, 2022. On July 13, 2022, the Reorganized Debtors filed a motion to approve a settlement agreement with Columbus Hill, which was granted by the Bankruptcy Court on July 21, 2022, bringing full and final resolution to the Columbus Hill appeal and any other potential objections from this claimant.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeals of both the Ad Hoc Group of Unsecured Claimants and the TLA Claimholders Group. The District Court rejected the Ad Hoc Group of Unsecured Claimants’ arguments that the Plan and Backstop Agreement violated the Bankruptcy Code and held that the Backstop Agreement did not constitute impermissible vote buying. The Ad Hoc Group of Unsecured Claimants did not further appeal the District Court’s decision.

With respect to the TLA Claimholders Group’s appeal, the District Court denied its request for payment of post-petition interest on its claims and found that the Bankruptcy Court did not err with respect to its factual finding that TLA was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order. On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court (the “Second Circuit Appeal”) further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Both parties filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022, and on December 14, 2022, the Second Circuit unanimously affirmed the District Court’s decision rejecting the Second Circuit Appeal.

As of the Effective Date, the Plan was substantially consummated and became binding on all parties in interest. Pursuant to the Plan, the Company received an infusion of approximately US$ 8.19 billion through a mix of new equity, convertible notes, and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$ 6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving facilities fully undrawn in the amount of US$1.1 billion..

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$ 500 million through a new revolving credit facility and approximately US$ 2.25 billion in total new money debt financing, consisting of a new term loan and new notes.

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) filed with the SEC a notice on June 10, 2020 in order to delist our American Depositary Shares (ADSs). The delisting became effective on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAY.”

For more information regarding the Chapter 11 filings and proceedings, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Emergence from Chapter 11 Bankruptcy” and “Item 4. Information on the Company - B. Business Overview - Chapter 11 Proceedings through 2022.”

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

References to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A., and its consolidated affiliates, in connection with circumstances and facts occurring prior to the completion date of the combination between LAN Airlines S.A. and TAM S.A. See “Item 4. Information on the Company-A. History and Development of the Company.”

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

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (the “Central Bank of Chile”) on December 31, 2022, which was Ch$859.51 = US$1.00. The observed exchange rate on February 28, 2023, was Ch$831.24 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2022, which was R$5.22= US$1.00. The observed exchange rate on February 28, 2023, was R$5.21 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real. Unless we indicate otherwise, the Chilean peso equivalent for information in UF used in this annual report and in our audited consolidated financial statements is based on the UF rate published by Central Bank of Chile on December 31, 2022, which was Ch$35,110.98 = UF1.00.

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts), each representing one share of Common Stock, that were listed on the New York Stock Exchange until June 22, 2020, and currently trade in the over-the-counter market.

We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

LATAM’s audited consolidated financial statements for the periods ended December 31, 2020, 2021 and 2022 were prepared in accordance with IFRS.

This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page ix of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe”, “forecast” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

●	the impact of our recent emergence from Chapter 11 on our business and relationships;

●	conflicting interests among our major shareholders;

●	developments relating to the COVID-19 pandemic or any other pandemic and measures to address them;

●	the factors described in “Item 3. Key Information-Risk Factors”;

●	our ability to service our debt and fund our working capital requirements;

●	future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;

●	the determination of relationships with customers;

●	our ability to attract and retain key personnel following our emergence from bankruptcy;

●	the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;

●	the effects of competition in the airline industry;

●	future terrorist incidents, cyberattacks or related activities affecting the airline industry;

●	future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;

●	natural disasters affecting travel behavior and/or exports;

●	the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;

●	inflation;

●	competitive pressures on pricing;

●	our capital expenditure plans;

●	changes in labor costs, maintenance costs and insurance premiums;

●	fluctuation of crude oil prices and its effect on fuel costs;

●	cyclical and seasonal fluctuations in our operating results;

●	defects or mechanical problems with our aircraft;

●	our ability to successfully implement our growth strategy;

●	increases in interest rates; and

●	changes in regulations, including regulations related to access to routes in which the group operates and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information-Risk Factors.”

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

x

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to our Emergence from Chapter 11 Bankruptcy

We recently emerged from bankruptcy, which could adversely affect our business and relationships.

Our having filed for bankruptcy, notwithstanding our recent emergence from the Chapter 11 bankruptcy proceedings, could adversely affect our business and relationships with customers, suppliers, vendors, contractors or employees. Many risks exist due to uncertainties around our recent emergence from bankruptcy, including the following:

●	Key suppliers, vendors or other contract counterparties could, among other things, renegotiate the terms of our agreements, attempt to terminate their relationships with us or require financial assurances from us;

●	Our ability to renew existing contracts and obtain new contracts on reasonably acceptable terms and conditions may be adversely affected;

●	Our ability to attract, motivate and retain executives and employees may be adversely affected; and

●	Competitors may take business away from us, and our ability to compete for new business and attract and retain customers may be negatively impacted.

The occurrence of one or more of these events could have a material and adverse effect on our operations, financial condition and reputation and we cannot assure you that having been subject to bankruptcy proceedings will not adversely affect our operations in the future.

Upon emergence from bankruptcy, the composition of our board of directors changed significantly.

The composition of our board of directors changed significantly upon emergence from bankruptcy. Our new board is comprised of the following members: Ignacio Cueto Plaza, Sonia J.S. Villalobos, Bouk van Geloven, Antonio Gil Nievas, Alexander D. Wilcox, Bornah Moghbel, Enrique Cueto Plaza, Michael Neruda and Frederico Curado (as independent director). While there has been an orderly transition process as we integrate newly appointed board members, our new board of directors may change views on strategic initiatives and a range of issues that will determine the future of the Company. As a result, the future strategy and plans of the Company may differ materially from those of the past.

The ability to attract and retain key personnel is critical to the success of our business and may be affected by our emergence from bankruptcy.

The success of our business depends on key personnel. The ability to attract and retain these key personnel may be affected by our emergence from bankruptcy, the uncertainties currently facing the business and the changes we may make to the organizational structure to adjust to changing circumstances. We may need to enter into retention or other arrangements that could be costly to maintain. If executives, managers or other key personnel resign, retire or are terminated or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity.

Risks Relating to our Company

The continuing effects of COVID-19 are highly unpredictable and could be significant, and may have an adverse effect on the group’s business and results of operations.

The COVID-19 pandemic and accompanying fear of widespread outbreaks of contagious illnesses that may occur in the future have materially reduced, and may continue to further reduce, demand for, and availability of, worldwide air travel. As a result, our business, operations and financial performance have been, and may continue to be, materially adversely affected by COVID-19.

The COVID-19 pandemic and its variants has negatively affected global economic conditions, disrupted supply chains and otherwise negatively impacted aircraft manufacturing operations and may reduce the availability of aircraft spare parts. The effect on our results may be material and adverse if supply chain disruptions persist and preclude our ability to adequately maintain our fleet.

Although vaccines have generally proved to be effective and certain of the government-imposed travel restrictions associated with the COVID-19 pandemic have been eased, the ongoing pandemic, including large outbreaks, resurgences of COVID-19 in various regions and appearances of new variants of the virus, has resulted and may continue to result in significantly reduced demand for travel. During 2022 many countries lifted travel restrictions but the spread of new variants of COVID-19 led some of them to return with some measures. As a result of these or other conditions beyond our control, our results of operations could continue to be volatile and subject to rapid and unexpected change. In addition, our operations have been, and could in the future be, negatively affected further if our employees are quarantined as the result of exposure to COVID-19. Health safety and sanitation measures that we have implemented as a group also may not be sufficient to prevent the spread or contagion of COVID-19 or other infectious diseases to our passengers or employees on our aircraft or the airports in which we operate, which could result in adverse reputational and financial impacts for the group. These issues have had and could continue to have a material adverse effect on the group’s business and results of operations. For further information on the health safety and sanitation measures implemented by the group, see “Explanatory Note-COVID-19 Pandemic,” above. However, it is possible that these measures could prove insufficient and COVID-19 or other diseases could be transmitted to passengers or employees in an airport or on an aircraft.

As a result of the COVID-19 pandemic and its variants, the airline industry may experience consumer behavior changes, regarding corporate travel, long-haul travel, and travel demand.

The potential for mid- to long-term changes to consumer behavior resulting from the COVID-19 pandemic and its variants exists and could lead to adverse financial impacts for the Company. Corporate travel increased during 2022, thanks to the lift of travel restrictions, but has not yet fully recovered to prior COVID-19 levels. It is not possible to predict the potential consequences of the increased use of technology as a substitute for travel and whether or when corporate travel, long-haul travel and travel demand could return to the levels existing prior to the COVID-19 pandemic. Furthermore, travelers may be less prone to travel or be more price conscious and may choose low-cost alternatives as a result of the COVID-19 pandemic.

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

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect the business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Risk of Variation in Foreign Exchange Rates.”

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 47.9% of our total costs of sales in 2022. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk-Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East, the conflict in Ukraine or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Risk of Fluctuations in Fuel Prices.”

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

The group operates numerous international routes subject to bilateral agreements, as well as domestic flights within Chile, Peru, Brazil, Ecuador and Colombia, subject to local route and airport access approvals. See “Item 4. Information on the Company-B. Business Overview-Regulation.”

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

Santiago’s Comodoro Arturo Merino Benítez International Airport is undergoing an important expansion, which was expected to be completed by 2021, but opened in February 2022. There is currently a dispute between the airport operator and the government arising from the impact of the COVID-19 pandemic and deceleration of airport operations on revenues, which placed additional stress on the operator’s liquidity in light of ongoing investments required for the expansion project. In order to mitigate the impact of the financial loss, the current operator is requesting to extend the concession period, which expires in 2035, or to renegotiate the current income percentage of participation that they must share with the government. This dispute implies a risk to future OPEX and CAPEX investments and adverse effects to the airport’s operations.

Santiago’s International Airport opened its new International Terminal, called Terminal 2, at the end of February 2022. One of the most challenging issues with the new terminal is that the check-in process considers a 50% reduction in assisted check-in counters, which obligates airlines to implement self-service models, where the success depends on the companies but is also associated with the government restrictions of the destination country. Additionally, Terminal 1 is currently undergoing remodeling to adapt its infrastructure into a national operations dedicated terminal. These works are scheduled to be completed by 2025.

Due to the previous airport concessions provided by the Chilean government in 2019, there are two airports currently undergoing construction in Chile: Iquique’s Diego Aracena International Airport and Arica’s Chacalluta International Airport, which are both undergoing terminal and platform expansions. These works are expected to be completed by 2023 and they imply a risk of adverse effects to the airports’ operations. In addition, there are three other new concessions in Chile planning to start terminal work during the years 2023 and 2024: Balmaceda Airport, La Florida International Airport and Presidente Carlos Ibáñez del Campo International Airport.

In Peru, one of the major operational risks that we currently face at the Jorge Chávez International Airport in Lima is the limitation of growth capacity on the airside (including with respect to runway and apron, as well as parking spaces), and challenges relating to the interior infrastructure of the airport, which has collapsed in most of its processes (AVSEC, boarding & migrations). Jorge Chávez International Airport in Lima is currently in the process of building a second runway in 2024 and a new terminal in early 2025. Any delay or limitation due to ongoing works could negatively affect our operations, limit our ability to grow and affect our competitiveness in the country and region.

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

In 2023, after two years of delay due to the COVID-19 pandemic, GRU Airport, concessionaire of Guarulhos Airport, will start the last phase of infrastructure expansion works, including the construction of a new fast exit on the main runway and a new taxiway. In addition, the construction of a new pier and the expansion of the apron are planned, which will operate until 2025 and will allow an increase in operations at the busiest airport in the country.

In 2022, continuing the state government airport concession program in Brazil (the “Concession Program”), 15 Airports in Brazil were granted concessions in 3 blocks, 8 of which are operated by LATAM, including Congonhas Airport, which is located in downtown São Paulo. The acceleration of the Concession Program makes possible important investments in infrastructure, but it implies a high volume of work to be undertaken simultaneously. Over the next 5 years, 29 of the 55 Airports operated by LATAM in Brazil will undergo infrastructure improvement works, which may generate temporary restrictions, especially in terms of paid cargo.

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

As of December 31, 2022, LATAM Airlines Group has a total fleet of 237 Airbus and 73 Boeing aircraft (34 of these aircraft were classified as non-current assets available for sale). Risks relating to Airbus and Boeing include:

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

During 2022, Airbus and Boeing announced delays in some of their models due to several reasons including supply chain problems and the rapid increase in demand due to the recovery of the airline industry. The occurrence of any one or more of these factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business. For further information related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects-E. Contractual Obligations-Long Term Indebtedness.”

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

We face reputational risks related to the use of social media.

LATAM frequently uses social media platforms as marketing tools. These platforms provide LATAM, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding LATAM or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to LATAM’s reputation or business. Further, as laws, regulations, and different platforms’ terms of service rapidly evolve to govern the use of social media, the failure by LATAM, its employees or third parties acting at LATAM’s direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the LATAM’s business, financial condition, and results of operations or subject it to fines or other penalties.

We have substantial liquidity needs and continue to pursue various financing options. Our business may be adversely affected if we are unable to service our debt or meet our future financing requirements.

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

In addition, a substantial portion of our property and equipment is subject to liens securing our indebtedness, including our secured bonds and loans. In the event that we fail to make payments on our bonds and loans, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects-E. Contractual Obligations-Long Term Indebtedness.”

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

Upon exiting Chapter 11, we restructured our debt decreasing it by approximately 35% as of emergence to a total gross debt of approximately US$6.8 billion, and improved our liquidity conditions, comprised of cash and cash equivalents of approximately US$1.1 billion and revolving facilities fully undrawn in the amount of US$1.1 billion. For further information related to our debt restructuring, see “Item 4B. Chapter 11 Proceedings through 2022.”

We have significant exposure to SOFR and other floating interest rates; increases in interest rates will increase our financing cost and may have adverse effects on our financial condition and results of operations.

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

Because the publication of LIBOR will cease for June 2023, we have migrated to the adoption of SOFR as an alternative rate. The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. SOFR will fluctuate with changing market conditions and, as SOFR increases, our interest expense will mechanically increase, which could have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations. In addition, there is no guarantee that SOFR or other replacement rates for LIBOR will maintain market acceptance. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risks-Risk of Fluctuations in Interest Rates.”

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

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2022, LATAM Airline Group’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney Canada, MTU Maintenance, Rolls-Royce, General Electric Commercial Aviation Services Ltd., General Electric Celma, General Electric Engines Service, CMF International and Honeywell, among others.

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

Globally, there have been large advances in processes of digitization and technological innovation, some of them as a result of the COVID-19 pandemic. These new technologies could generate new risks in their implementation that could impact us directly or indirectly. As an example, at the beginning of 2022, the implementation of 5G in the United States had a temporary impact on operations at certain airports and generated a review by the FAA on the specific requirements for its implementation. All processes of digitization and technological innovation may be exposed to this risk.

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

Labor costs constitute a significant percentage of our total cost of sales (12% in 2022) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

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

In November 2022, a union representing the majority of our pilots in Chile voted to begin a strike, initiating a mediation process mandated by Chilean law. On November 9, 2022, we announced that we had reached an agreement averting a strike. There is no guarantee, however, that we will be able to reach a mutually beneficial agreement in the event of future disagreements with our employees.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with unionized employees.

As of December 31, 2022, approximately 49% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and with which there are established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees-D. Employees-Labor Relations.”

LATAM may experience difficulty finding, training and retaining employees.

The business is labor intensive. The group employs a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians, which has somewhat intensified during the recovery phase of air traffic following the peak of the pandemic. Such shortage of qualified personnel is further exacerbated by our recent emergence from bankruptcy and the resulting uncertainties facing the business. In addition, as is common with most of our competitors, the group may, from time to time, face considerable turnover of our employees. Should turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. LATAM cannot assure that it will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that are needed to continue the current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect the business, financial condition, and results of operations. The group may also experience increased levels of employee attrition associated with the recent emergence from Chapter 11 proceedings. A loss of key personnel or material erosion of employee morale could impair the ability to execute strategy and implement operational initiatives, thereby adversely affecting the group.

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

Certain airports that we serve (or that we plan to serve in the future) are subject to capacity constraints and impose various restrictions, including takeoff and landing slot restrictions during certain periods of the day and limits on aircraft noise levels. We cannot be certain that the group will be able to obtain a sufficient number of slots, gates and other facilities at airports to expand services in line with our growth strategy. It is also possible that airports not currently subject to capacity constraints may become so in the future. In addition, an airline must use its slots on a regular and timely basis or risk having those slots re-allocated to others. Where slots or other airport resources are not available or their availability is restricted in some way, the group may have to amend schedules, change routes or reduce aircraft utilization. It is also possible that aviation authorities in the countries in which the group operates, change the rules for the assignment of takeoff and landing slots, as was the case with the São Paulo airport (Congonhas) where the slots previously operated by Avianca Brazil were reassigned mostly to Azul, and where Agência Nacional de Aviação Civil in Brazil (“ANAC”) has approved new rules to the distribution of new slots. Any of these alternatives could have an adverse financial impact on operations. We cannot ensure that airports at which there are no such restrictions may not implement restrictions in the future or that, where such restrictions exist, they may not become more onerous. Such restrictions may limit our ability to continue to provide or to increase services at such airports.

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

Insurance premiums may also increase due to an accident that affected our Peruvian affiliate. On November 18, 2022, LATAM Airlines Peru reported that during the take-off of flight LA 2213 at Lima’s Jorge Chávez International Airport a fire engine entered the runway and collided with its aircraft. Authorities subsequently confirmed fatalities of two firefighters who were in the fire engine that struck the aircraft. There were no fatalities among the 102 passengers and 6 crew members. The investigation of the cause of the accident is still in progress. LATAM Airlines Peru is cooperating with the relevant investigations. The aircraft damage is covered by insurance. We are not yet able to make a final conclusion as to the financial impact of this incident.

High levels of competition in the airline industry, such as the increase of low-cost carriers and the consolidation or mergers of competitors in the markets in which the group operates, may adversely affect the level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which the group operates. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company-B. Business Overview-Passenger Operations-International Passenger Operations” and “Item 4. Information of the Company-B. Business Overview-Passenger Operations-Business Model for Domestic Operations.”

Low-cost carriers have an important impact on the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from large to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, in the Chilean market, Sky Airline, our main competitor, has been migrating to a low-cost model since 2015, while in July 2017, JetSmart, a new low-cost airline, started operations. In the Peruvian domestic market, VivaAir Peru, a new low-cost airline, started operations in May 2017, and in April 2019, another low-cost airline, Sky Airline Peru, started operations, followed by the entrance of JetSmart in June 2022. In Colombia, low-cost competitor VivaColombia has been operating in the domestic market since May 2012. Due to the impacts associated to the COVID-19 pandemic, some of these airlines have adopted strategies to consolidate in alliances or mergers with legacy airlines, such as Avianca and Gol (Abra Group), Avianca and Viva in Colombia, or JetSmart where American Airlines had been approved by authorities without any conditions to acquire minor participation. In the Cargo business, and also due to some effects of COVID-19 pandemic and the scarcity of containers, companies such as Maersk, CMA CGM and MSC have begun to compete in air transportation; CMA CGM and Air France-KLM airlines agreed to share cargo space in their airplanes; and American Airlines Cargo and Web Cargo have partnered to increase their destinations. These consolidations, mergers or new alliances might continue to appear, increasing the concentration and levels of competition. Specifically, in February 2023, LATAM expressed its interest in initiating negotiations to acquire VivaColombia. Any transaction is subject to a financial analysis, an agreement between the parties, and the corresponding regulatory approvals.

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

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place the group at a competitive disadvantage and adversely affect operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized. Additionally, during the COVID-19 pandemic, some of our competitors on long-haul routes received government support.

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

In 2016, the International Civil Aviation Organization (“ICAO”) adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. In order to comply with this strategy, we have developed sustainability strategies focused on climate change and we have taken different measures, such as the alliance with the Cataruben foundation in Colombia, with the objectives of offsetting CO2 through reducing deforestation and switching to sustainable agriculture practices, amongst others, thus contributing to improve the communities’ life quality and the protection of biodiversity. In addition, we have other initiatives in place such as the promotion of SAF (green fuel produced with vegetable bases and mixed with conventional fossil fuels) with local governments and the lean fuel program. Nevertheless, to the extent most of the countries in which the group operates continue to be ICAO member states, in the future we may be affected by regulations adopted pursuant to the CORSIA framework. In addition, frameworks such as the Emissions Trading System, both in the EU and UK (“EU-ETS” and “UK-ETS”), are regulations related to the European market, where airlines have a pre-established amount of CO2 emissions for each year, which are then reduced over time, similar to a “cap and trade” system. Airlines must report and verify emissions related to this scheme and surrender the allocated allowances in time in order to comply. Should operations exceed the maximum allocated emissions, airlines must either acquire more from the market or pay the corresponding fee to the authority.

The proliferation of national regulations and taxes on CO2 emissions in the countries that we have domestic operations, including environmental regulations that the airline industry is facing in Colombia, where limits on offsetting programs were included in the new Tax Reform of 2022, may also affect the cost of operations and the margins.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as epidemics (such as Ebola and Zika) and pandemics (such as the COVID-19 pandemic), terrorist attacks, war or political and social instability. Increasing geopolitical tensions and hostilities in connection with the conflict in Ukraine, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel. Situations such as these could have a material impact on the business, financial condition and results of operations. Furthermore, the COVID-19 pandemic and its variants and other adverse public health developments could have a prolonged effect on air transportation demand and any prolonged or widespread effects could significantly impact operations.

Any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect the business, financial condition and results of operations.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions or natural disasters outside of our control, some or all of our flights may be canceled or significantly delayed, affecting and disrupting our operations and reducing profitability. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted, including certain aircraft being grounded in the affected regions. In 2012, an incident with an aircraft from a cargo airline caused the closing of a runway at Viracopos airport for 45 hours, which negatively impacted our operations and forced us to re-accommodate our passengers to new flights. In 2022, a LATAM aircraft was severely damaged after flying through stormy weather on approach to Asuncion Airport in Paraguay, having to make an emergency landing. Increases in the frequency, severity or duration of thunderstorms, hurricanes, typhoons, floods or other severe weather events, including from changes in the global climate and rising global temperatures, could result in increases in delays and cancellations, turbulence-related injuries and fuel consumption to avoid such weather, any of which could result in loss of revenue and higher costs. In addition, fuel prices and supplies, which constitute a significant cost for us, may increase as a result of any future terrorist attacks, a general increase in hostilities or a reduction in output of fuel, voluntary or otherwise, by oil-producing countries. Such increases may result in both higher airline ticket prices and decreased demand for air travel generally, which could have an adverse effect on revenues and results of operations.

Our business may be adversely affected by the consequences of climate change.

There are regulatory risks associated with the management of climate change in the short and medium term, due to the fact that, in an effort of different countries to contribute to the fight against climate change, there is a tendency to impose economic instruments such as carbon taxes or emissions trading systems that seek to regulate emissions from different industries, including the aviation industry. These mechanisms seek to discourage the consumption of fossil fuels, through imposing an additional cost. However, in the case of the airline industry, especially in the South American region, there is no viable substitute fuel that would allow the industry to migrate to other types of fuels. The related risks present an opportunity to work hand in hand with the relevant governments to implement public policies allowing for progress in the production of sustainable aviation fuels in the region, thus promoting the migration away from fossil fuels and creating policies and instruments relevant to industries such as aviation, which currently has no substitute fuel available in South America. In the long term, there are physical risks associated with climate change, including the risk for greater intensity of meteorological phenomena, such as storms, tornados, hurricanes, floods and others, which in turn may pose a risk to infrastructure (destinations, airports) and communities. As a consequence, it may be necessary to modify routes and destinations.

An accumulation of ticket refunds could have an adverse effect on our financial results.

The COVID-19 pandemic and the corresponding widespread government-imposed travel restrictions that were outside of LATAM’s control resulted in an unprecedented number of requests for ticket refunds from customers due to changed or canceled flights. Although at this time the issue has been managed, we cannot assure that the COVID-19 pandemic or other outbreak of contagious illness will not result in additional changed or canceled flights, and we cannot predict the total amount of refunds that customers might request as a result thereof. If the group is required to pay out a substantial amount of ticket refunds in cash, this could have an adverse effect on our financial results or liquidity position. Furthermore, the Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of the Company’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Such financial institutions may require cash or other collateral reserves to be established or withholding of payments related to receivables to be collected, including if the Company does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

LATAM is subject to risks relating to litigation and administrative proceedings that could adversely affect the business and financial performance in the event of an unfavorable ruling.

The nature of the business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually have to pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect the business. For further information, see “Item 8. Financial Information-Legal and Arbitration Proceedings” and Note 30 to our audited consolidated financial statements included in this report.

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

For example, in Brazil, in the last couple of years, as a result of the ongoing Lava Jato investigation (“Operation Car Wash”), a number of senior politicians have resigned or been arrested and other senior elected officials and public officials are being investigated for allegations of corruption. One of the most significant events that elapsed from this operation was the impeachment of the former President Rousseff by the Brazilian Senate on August, 2016, for violations of fiscal responsibility laws and the governing of its Vice-President, Michel Temer, during the last two years of the presidential mandate, which, due to the development of the investigations conducted by the Federal Police Department and the General Federal Prosecutor’s Office, indicted President Temer on corruption charges. Along with the political and economic uncertainty period the country was facing, in July 2017, former and recently re-elected President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with Operation Car Wash. Operation Car Wash is still in progress by Brazilian authorities and additional relevant information may come to light affecting the Brazilian economy.

Furthermore, former President Jair Bolsonaro is being investigated by the Brazilian Supreme Court for alleged misconduct. Several impeachment procedures have been filed in relation to the management of the response to the COVID-19 pandemic by the president.

In addition, after having his criminal convictions related to Operation Car Wash overturned and his political rights restored by the Brazilian Supreme Court, former President Luiz Inácio Lula da Silva ran for office in the presidential election of October 2022 and narrowly defeated President Bolsonaro. Former President Bolsonaro questioned the results of the elections, resulting in demonstrations across the country. Luiz Inácio Lula da Silva was sworn in as president in January 2023. We cannot predict which policies the incoming president Luiz Inácio Lula da Silva may adopt or change during his term in office, or the effect that any such policies might have on our business and on the Brazilian economy.

In Peru, on December 7, 2022, President Pedro Castillo announced the dissolution of the congress and called for new elections as soon as possible, provoking an attempted coup d’état. Subsequently, he was removed from office and arrested. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. However, on December 11, 2022, President Boluarte announced she would introduce a bill to move the general elections up to April 2024, which proposal is under discussion and may be subject to change. Since then, there has been considerable political unrest in Peru, and demonstrations related to the political situation have led to multiple clashes between protestors and security forces, resulting in casualties and deaths. The political unrest has also given rise to many roadblocks across the country. In addition, some smaller airports such as Andahuaylas, Cusco, Juliaca and Arequipa across Peru have seen their operations interrupted.

On December 14, 2022, the Peruvian government declared a national state of emergency for 30 days. No assurance can be given as to how long the unrest and blockades will continue. The effect of any such disruption or interference cannot accurately be predicted and could have a significant adverse effect on our business, financial conditions or results of operations.

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

Furthermore, current initiatives to address the concerns of the protesters are under discussion in the Chilean Congress. These initiatives include labor reforms, tax reforms and pension reforms, among others. On October 25, 2020 (postponed from April 26, 2020 due to the impact of the COVID-19 pandemic), Chile widely approved a referendum to redraft the constitution via constitutional convention. The election for selecting the 155-member constitutional convention took place on May 15 and 16, 2021. On July 4, 2021, the constitutional convention was installed, having 9 months, with the possibility of a one-time, three-month extension, to present a new constitution. The proposed constitution was finalized on July 4, 2022. On September 4, 2022, a referendum was held, in which the proposed constitution was rejected by a margin of 62% to 38% of voters. On December 12, 2022, Chilean lawmakers announced that they had agreed to a document entitled “Acuerdo por Chile” (Agreement for Chile). This document constitutes a new consensus and a starting point to begin drafting a new constitution. On December 26, 2022, the Constitutional Commission of the Senate started working on this document. In addition, Chile held presidential elections in December 2021, with leftist Gabriel Boric winning by a wide margin. Mr. Boric was sworn in as president in March 2022. There can be no assurance that the recent changes in the Chilean administration, its constitution or any future civil unrest will not adversely affect our business, operating results and financial condition in Chile.

Presidential elections were held in Colombia in 2022, and Gustavo Petro was narrowly elected president in Colombia, becoming the country’s first elected leftist president. Such elections recorded the lowest abstention percentages ever in Colombia. On August 7, 2022, Gustavo Petro was sworn in as the new president of Colombia.

In Ecuador, during June of 2022, people took to the streets of Guayaquil. There was a mixture of claims ranging from high prices, lack of medicines, insecurity and even voices calling for the resignation of the current president, Guillermo Lasso.

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

For example, in the past, Peru has experienced periods of severe economic recession, currency devaluation, high inflation, and political instability, which have led to adverse economic consequences. LATAM cannot ensure that Peru will not experience similar adverse developments in the future even though for some years now, several democratic procedures have been completed without any violence. LATAM cannot ensure that the current or any future administration will maintain business-friendly and open market economic policies or policies that stimulate economic growth and social stability. In Brazil, the Brazil Real gross domestic product increased 1.2% in 2019, decreased 3.9% in 2020, and increased 4.6% in 2021, according to the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estadística, or “IGBE”). In addition, the credit rating of Perú was downgraded in 2021 and in 2022 is rated as BBB with a negative outlook. Ecuador and Chile were also downgraded in 2020, and Colombia in 2021, but keep a stable outlook. Brazil has a stable outlook but in monitoring due to recent events and protests related to the transition of government.

Accordingly, any changes in the economies of the Latin American countries in which LATAM and its affiliates operate or the governments’ economic policies may have a negative effect on the business, financial condition and results of operations.

Risks Relating to our Common Shares and ADSs

Holders of ADRs may be adversely affected by the substantial dilution of the shares represented by ADRs.

On June 18, 2022, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the joint plan of reorganization (as amended, restated, modified, revised or supplemented from time to time, the “Plan”) filed by the Reorganized Debtors and dated as of May 25, 2022 [ECF No. 5753]. Pursuant to the Plan, on September 13, 2022, the Reorganized Debtors commenced the preemptive rights offerings for the New Convertible Notes Class A, New Convertible Notes Class B, New Convertible Notes Class C (collectively, “New Convertible Notes”) and ERO New Common Stock (each as defined in the Plan), which offerings concluded on October 12, 2022. On November 3, 2022, the Plan became effective pursuant to its terms and we emerged from bankruptcy. In connection with our emergence and the conversion of the New Convertible Notes into shares of the Company, the equity interests of existing shareholders were substantially diluted. The shares represented by ADRs currently amount to a small portion of our capital. The market prices of the shares represented by ADRs may be adversely affected by such dilution and may experience significant fluctuation and volatility.

Our major shareholders may have interests that differ from those of our other shareholders.

As of February 28, 2023, Sixth Street Partners beneficially owned 27.9% of our common shares; Strategic Value Partners beneficially owned 16.0% of our common shares, Delta Air Lines owned 10.0% of our common shares; Qatar Airways Investments (UK) Ltd. owned 10.0% of our common shares (9.999999992% over LATAM’s statutory capital), Sculptor Capital beneficially owned 6.5% of our common shares; and the Cueto Group (the “Cueto Group”) owned 5.0% of our common shares. These shareholders could have interests that may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our major shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right, which is however no guarantee that it will do so in the future. The members of the board of directors elected by the shareholders in 2022 designated Mr. Ignacio Cueto, to serve in this role.

Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.

As a result of our Chapter 11 proceedings, on June 10, 2020, the NYSE notified the SEC of its intention to remove the ADSs from listing and registration on the NYSE, effective at the opening of business on June 22, 2020. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market, and our ADR program, with JP Morgan Chase Bank, N.A. as depositary, is not open for issuances. There is no defined timeline for re-opening the ADR program or for returning to the U.S. public markets. In addition, there can be no assurance that the ADSs will continue to trade in the over-the-counter market or that any public market for the ADSs will exist in the future, whether broker-dealers will continue to provide public quotes of the ADSs, whether the trading volume of the ADSs will be sufficient to provide for an efficient trading market, whether quotes for the ADSs may be blocked in the future or that we will be able to relist the ADSs on a securities exchange.

Our common shares are listed on the Santiago Stock Exchange. Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs, which could also result in price disparity between the trading prices of the two.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information-D. Exchange Controls-Foreign Investment and Exchange Controls in Chile.”

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

As described further in “Item 10. Additional Information-Preemptive Rights and Increases in Share Capital,” to the extent that a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary may attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. However, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10. Additional Information-E. Taxation-Chilean Tax-Capital Gains.” As described further in “Item 10. Additional Information-B. Memorandum and Articles of Association-Preemptive Rights and Increases in Share Capital,” the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering. If a secondary market for the sale of preemptive rights does not develop and such rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Pursuant to the Registration Rights Agreement, we have entered into with the Backstop Creditors and the Backstop Shareholders, we have reached an agreement to amend the terms of the deposit agreement governing our ADSs, to provide for (a) full flexibility (subject to applicable fees and procedures contained in the deposit agreement) to deposit and withdraw, at the election of the respective holders of ADS, any ordinary shares from time to time held by the backstop parties or their transferees into or out of the ADS program; (b) participation in dividends and distributions subject to the procedures of the depositary as set forth in the deposit agreement and subject to compliance with applicable law (including, without limitation, Chilean law); (c) participation in voting at the instruction of the respective holders of ADS, subject to the procedures of the depositary as set forth in the deposit agreement and subject to compliance with applicable law (including, without limitation, Chilean law); and (d) participation in preemptive rights offerings in the form of additional ADS subject to compliance with applicable law (including, without limitation, Chilean law) and the procedures of the Depositary set forth in the deposit agreement; provided that such offerings are for ordinary shares constituting at least two percent (2%) of the outstanding ordinary shares (excluding any Ordinary Shares subject to lock-up).

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

ITEM 4 INFORMATION ON THE COMPANY

A.	History and Development of the Company

General

LATAM Airlines Group S.A. is a Chilean-based airline and holding company that changed its name from LAN Airlines S.A. after its combination with TAM of Brazil in 2012. TAM S.A. continues to exist as a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified business enterprise. During 2016, we began the transition of unifying LAN and TAM into a single brand: LATAM.

LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange, and its ADSs currently trade in the over-the-counter market. LATAM Airlines Group has a market capitalization of US$ 4,565 million as of February 28, 2023.

LATAM’s history goes back to 1929, when the Chilean government founded LAN. In 1989, the Chilean government sold 51.0% of LAN’s capital stock to Chilean investors and to the Scandinavian Airlines System. In 1994, the Cueto Group, one of LATAM’s current shareholders, acquired 98.7% of LAN’s stock, including the remaining shares then held by the Chilean government. In 1997, LAN became the first Latin American airline to list its shares (which trade in the form of ADSs) on the New York Stock Exchange.

Over the past decade, the LATAM group has significantly expanded its passenger operations in Latin America, initiating services in Peru in 1999, Ecuador in 2003, Argentina in 2005, and Colombia in 2010. Moreover, since June 2012 the Brazilian affiliate, TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), has been a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations.

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

Throughout the Chapter 11 proceedings, the Reorganized Debtors worked on different fronts, among other things, right-sizing our fleet and executing our fleet strategy, reducing our total headcount, reviewing claims filed against the Reorganized Debtors and refining the total claims pool, and streamlining the Reorganized Debtors’ prepetition agreements by rejecting executory contracts and leases and negotiating favorable post-petition and post-emergence agreements with key vendors across our business. The Reorganized Debtors also worked steadily to develop a long-term business plan, obtaining new sources of financing to support their exit financing as part of their emergence from Chapter 11 and building a new capital structure according to the terms of their plan of reorganization.

Following a series of relevant milestones with respect to LATAM’s Chapter 11 proceedings, the Company emerged from its reorganization process on November 3, 2022 (the “Effective Date”). For more information on the Chapter 11 proceedings see “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Emergence from Chapter 11 Bankruptcy Proceedings” and “Item 4. Information on the Company - B. Business Overview - Chapter 11 Proceedings through 2022.” As of the Effective Date, the Plan was substantially consummated and became binding on all parties in interest. Pursuant to the Plan, the Company received an infusion of approximately US$ 8.19 billion through a mix of new equity, convertible notes, and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$ 6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving facilities fully undrawn in the amount of US$1.1 billion.

Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-3844. We have designated LATAM Airlines Group as our agent in the United States, located at 6500 NW 22nd Street, Miami, Florida 33122. Our Investor Relations website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information, contact Andrés del Valle, Senior Vice President of Corporate Finance and Investor Relations, at InvestorRelations@latam.com.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures.”

B.	Business Overview

General

LATAM is the largest passenger airline group in South America as measured by ASKs for the year ended December 31, 2022. We are also one of the largest airline groups in the world in terms of network connections, as of December 31, 2022, providing passenger transport services to 144 destinations in 22 countries and cargo services to approximately 154 destinations in 25 countries, with an operating fleet of 310 aircraft and a set of bilateral alliances. In total, LATAM Airlines Group has approximately 32,500 employees.

For the year 2022, LATAM transported approximately 62 million passengers. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador; and also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, and Colombia carry out cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freighter aircraft. The group also offers other services, such as ground handling, courier, logistics and maintenance.

As of December 31, 2022, the group provided scheduled passenger service to 17 destinations in Chile, 19 destinations in Peru, 8 destinations in Ecuador, 17 destinations in Colombia, 54 destinations in Brazil, 14 destinations in other Latin American countries and the Caribbean, 5 destinations in North America, 8 destinations in Europe, and 2 destinations in Oceania, an increase from last year as the COVID-19 restrictions both within the region and in the international markets where we operate continued to ease during the year, accompanied by strong levels of demand for air travel.

In addition, as of December 31, 2022, through various code-sharing agreements, the group offers service to 105 destinations in North America, 32 destinations in South America, 86 destinations in Europe, 17 destinations in Australasia, 38 destinations in Asia and 11 destinations in Africa.

Competitive Strengths

Our strategy is to maintain LATAM as the leading airline group in South America by leveraging our unique position in the airline industry. LATAM is the only airline group in the region with a domestic presence in five markets, as well as intra-regional and long-haul operations to three continents. As a result, the LATAM group has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, LATAM’s unique network and market share in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth. We believe our most important competitive strengths are:

●	Leader in the South America Airlines Space, with a Unique Network and Market Share among Global Airlines

Through a successful regional expansion strategy, LATAM has become the leading international and domestic passenger airline group in South America as measured by ASKs in 2022 full year. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest group of operators of intra-regional routes as measured by ASKs in 2022, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America-Santiago, Lima and São Paulo-we believe that we are able to offer the best connectivity options between South America and the rest of the world.

●	Geographically Diversified Revenue Base, including both Passenger and Cargo Operations

LATAM group’s operations are highly geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. As measured by ASKs, 43.5% of the group’s operations are international, 20.5% domestic Spanish speaking countries and 35.9% domestic Brazil. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is the ability to profitably integrate scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using freighter aircraft when needed. By adding cargo revenues to existing passenger service, there is an increase in the productivity of assets and we are able to maximize revenue, reducing the break-even load factors and enhancing the per flight profitability. Additionally, we believe that this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2022, passenger, cargo and other revenues accounted for 80.2%, 18.1% and 1.6% of total revenues respectively.

●	Modern Fleet and Optimized Fleet Strategy

The average age of our passenger fleet was approximately 11.2 years as of December 31, 2022, a reflection of the fleet restructuring performed during Chapter 11, which includes an ambitious fleet renewal plan based entirely on new technology aircraft (including 83 new Airbus A-320neo family aircraft and 2 Boeing 787-9 to be delivered until 2029) and existing fleet lease re-negotiations under improved terms.

LATAM selects aircraft based on their ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to reduce operational complexity by minimizing the number of different aircraft types that the group operates.

The fleet plan as of December 31, 2022, includes a short-haul fleet formed exclusively by aircraft from the A320 family, with a focus on the A321 and A320neo (Neo: New Engine Option), a more efficient version of the A320; which we introduced into our fleet in 2016, becoming then the first airline in Latin America to fly this model. For long-haul passenger flights, we operate the Boeing 787-8, the Boeing 787-9, the Boeing 767-300ER, and the Boeing 777-300ER. The Boeing 787 model allows LATAM to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. For cargo flights, we operate Boeing 767-300F aircraft.

●	Strong Brand Teamed with Key Global Strategic Alliances

In 2022, despite the continued challenging global conditions, LATAM was recognized as South America’s Leading Airline Brand and South America’s Leading Airline in the World Travel Awards 2022. In addition, LATAM Airlines Group was recognized as the ‘Best Airline in South America’ in Skytrax World Airline Awards in 2022 for the third year in a row. Furthermore, in the 2022 edition of the APEX Passenger Choice Awards LATAM was recognized as “Best Seat Comfort in South America” and “Best Food & Beverage in South America.”

Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market.

In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines Inc, following the framework agreement signed in 2019, which we expect to unlock new growth opportunities, building upon Delta’s and LATAM’s global footprint. During 2022, LATAM and Delta Air Lines obtained the regulatory approvals for their Joint Venture Agreement from the respective authorities in all South American countries involved and the U.S. Department of Transportation (“DOT”). As of the date of publication, both companies find themselves working together on the full implementation of the Joint Venture Agreement. For more information on the framework agreement see “Item 4. Information on the Company-B. Business Overview-Passenger Alliances and Commercial Agreements.”

●	Recognized Loyalty Program

Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America as measured by total number of members as of the end of 2022, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements.

Business Strategy

Our mission is to connect people safely, with operational excellence and a personal touch, seeking to become one of the most admired airline groups in the world. In order to achieve our mission, the principal areas on which we plan to focus our efforts going forward are as follows:

●	Continually Strengthen Our Network

LATAM intends to continue to strengthen its route network in South America, offering the best connectivity within the region at competitive prices and ensuring that LATAM is the most convenient option for passengers. LATAM is the only airline group in South America with a local presence in five home markets and an international and intra-regional operation. This is bolstered by LATAM’s enhanced infrastructure in several key hubs, allowing LATAM to further strengthen its network. LATAM intends to leverage its extensive network to create a leading portfolio of services and destinations, providing more options for its passengers and building a platform to support continued growth.

●	Enhance Brand Leadership and Customer Experience

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

●	Improving Efficiency and Cost Competitiveness

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. We look to implement cost savings, including reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service offering in domestic and international markets. In 2022 and 2021, and in the context of our Chapter 11 proceedings, we worked to reduce our fixed costs and to convert them to variable costs, specifically fleet costs and wages and benefits.

●	Organizational Strength

We aspire to be a group of passionate people, working in a simple and aligned manner, with inspiring leaders that make agile decisions, while addressing security policies to ensure the health of our employees and customers, and sustainability practices that reflect our responsibility towards the communities and countries where we operate. This will allow us to deliver a distinctive value proposition to our customers and operate sustainably over the long term.

COVID-19 Effects

As government-imposed travel restrictions and requirements continued to loosen throughout 2022, LATAM group continued gradually restarting its operations. During 2022, LATAM group operated 68.3% more ASKs than in 2021, though compared to 2019 and a pre-pandemic context recovered 76.3% of ASKs. LATAM Cargo continued to play a key role during 2022 in terms of supporting the communities in which LATAM group operates by transporting medical supplies and vaccines to the region from all over the world. Notably, as part of the Solidary Plane program, by December 2022, LATAM group had transported more than 300 million vaccines within the region free of charge since the beginning of the COVID-19 pandemic.

Since the LATAM group cargo operation transports the majority of goods in the bellies of the group’s passenger aircraft, complementing the 16 dedicated cargo freighters, the worldwide decline in air travel, especially during 2020 and 2021, led to a drastic decline in cargo capacity. Therefore, cargo operated many passenger planes adapted for cargo in order to compensate for the capacity reduction and continue to support companies and industries that depend on the network to sustain their own business operations, including, for example, the Chilean salmon industry. In 2019, cargo revenues represented 10.2% of LATAM’s revenues. During 2020 this figure increased to 27.9% of our total revenues, in 2021 to 30.2%, and in 2022 it decreased to 18.1%, following the relative increase in our passenger operations.

In response to the COVID-19 pandemic, LATAM also implemented a series of changes to the operations related to aircraft sanitation, changes in boarding and disembarking procedures, installation of HEPA filters in cabin ventilation systems in all of the group’s aircraft, among others, all of the foregoing in accordance with the recommendations of international organizations such as the International Air Transport Association (IATA), the WHO, and local governments.

For more information regarding the economic impact of the pandemic on LATAM’s operations, see “Item 4. Information of the Company-B. Business Overview-Passenger Operations-Passenger Marketing and Sales” and “Item 3. Key Information-D. Risk Factors-Risks Relating to our Company-The continuing effects of COVID-19 are highly unpredictable and could be significant, and may have an adverse effect on the group’s business and results of operations.”

Chapter 11 Proceedings through 2022

As a result of the COVID-19 pandemic and its profound impact on worldwide travel and LATAM group’s operations, the Reorganized Debtors filed petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court on May 26, 2020.

The Bankruptcy Filing initiated Chapter 11 proceedings in the United States for each of the Debtors, which are being jointly administered under the caption “In re LATAM Airlines Group S.A., et al.” Case Number 20-11254. Prior to November 3, 2022, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. As of November 3, 2022, the Plan was substantially consummated and the Debtors have each emerged from the Chapter 11 proceedings as the “Reorganized Debtors.” The Bankruptcy Court continues to administer the Chapter 11 proceedings for the Reorganized Debtors on a consolidated basis in order to resolve the few remaining matters therein, including reconciling remaining claims.

As part of their overall reorganization process, the Reorganized Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Reorganized Debtors for the appointment of JPLs pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Reorganized Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

●	Operation and Implication of the Bankruptcy Filing

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors are permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

●	Plan of Reorganization

On November 26, 2021, the Reorganized Debtors filed the Plan and the related Disclosure Statement with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan was supported by the Restructuring Support Agreement executed among the Reorganized Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airlines Group S.A., and holders of more than 50% of LATAM Airlines Group S.A.’s existing equity. From time to time in the Chapter 11 Cases, the Reorganized Debtors filed revised versions of the Plan and associated Disclosure Statement. On February 10, 2022 the Reorganized Debtors executed a joinder Agreement to the RSA, effective as of February 10, 2022 under which certain creditors agreed to commitments made by the Commitment Parties under the RSA.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan. Pursuant to the Disclosure Statement Order, the Reorganized Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots and certain other solicitation materials to creditors.

In accordance with the Restructuring Support Agreement, on January 12, 2022 the Reorganized Debtors filed a motion seeking approval to enter into the Backstop Agreements. On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Reorganized Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022.

The Reorganized Debtors received objections to the Plan from certain parties, including the United States Trustee, the Committee, BancoEstado, an ad hoc group of unsecured claimants and a group of holders of claims against LATAM affiliate TAM Linhas Aéreas S.A. Following the Plan objection deadline, the Reorganized Debtors participated in mediation with BancoEstado, the Committee and the parties to the RSA in an effort to resolve their objections to the Plan and related disputes, which proved successful. On May 11, 2022, the Reorganized Debtors filed a revised version of the Plan reflecting the terms of a settlement with the parties.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered the remaining objections that had not been resolved pursuant to the settlement. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and overruling all remaining objections, and entered an order confirming the Plan.

Certain parties in interest appealed the Bankruptcy Court’s decisions. On June 21, 2022, the Ad Hoc Group of Unsecured Claimants filed a notice of appeal of the memorandum decision and order approving entry into the Backstop Agreements, as well as the Memorandum Decision approving the Plan and the Confirmation Order.

On June 27, 2022, the Ad Hoc Group of Unsecured Claimants filed a motion seeking to stay the Confirmation Order pending appeal. On July 16, 2022, the motion to stay was denied by the Bankruptcy Court. On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Reorganized Debtors to fund an escrow account in the amount of the outstanding post-petition interest. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay. On June 28, 2022, Columbus Hill filed a notice of appeal of the Memorandum Decision and the Confirmation Order, which it later withdrew on July 5, 2022. On July 13, 2022, the Reorganized Debtors filed a motion to approve a settlement agreement with Columbus Hill, which was granted by the Bankruptcy Court on July 21, 2022, bringing full and final resolution to the Columbus Hill appeal and any other potential objections from this claimant.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeals of both the Ad Hoc Group of Unsecured Claimants and the TLA Claimholders Group. The District Court rejected the Ad Hoc Group of Unsecured Claimants’ arguments that the Plan and Backstop Agreement violated the Bankruptcy Code and held that the Backstop Agreement did not constitute impermissible vote buying. The Ad Hoc Group of Unsecured Claimants did not further appeal the District Court’s decision.

With respect to the TLA Claimholders Group’s appeal, the District Court denied its request for payment of post-petition interest on its claims and found that the Bankruptcy Court did not with respect to its factual finding that TLA was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order. On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit. Both parties filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022, and on December 14, 2022, the Second Circuit unanimously affirmed the District Court’s decision rejecting the Second Circuit Appeal.

As of the Effective Date, the Plan was substantially consummated and became binding on all parties in interest. Pursuant to the Plan, the Company received an infusion of approximately US$ 8.19 billion through a mix of new equity, convertible notes, and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$ 6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving facilities fully undrawn in the amount of US$1.1 billion. Specifically, the Plan provided that:

●	The Company conducted a US$ 800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes were issued by the Company, all of which were preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

o	New Convertible Notes Class A were provided to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan;

o	New Convertible Notes Class B were subscribed and purchased by the Backstop Shareholders; and

o	New Convertible Notes Class C were provided to certain general unsecured creditors in exchange for a combination of a new money contribution to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by backstopping parties.

●	The election period for the New Convertible Notes Class A and New Convertible Notes Class C ended on October 6, 2022.

●	General unsecured creditors that elected to receive New Convertible Notes Class A or New Convertible Notes Class C were entitled to receive a one-time cash distribution in an aggregate amount of approximately US$175 million, distributed among the general unsecured creditors that opted to receive New Convertible Notes Class A and C.

●	The convertible notes belonging to the New Convertible Notes Classes B and C are provided, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$ 4.64 billion fully backstopped by the parties to the RSA.

●	In lieu of receiving New Convertible Notes Class A or New Convertible Notes Class C (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan, and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$ 130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$ 500 million through a new revolving credit facility and US$ 2.25 billion in total new money debt exit financing, consisting of a new term loan and new notes.

On September 2, 2022 the CMF approved the registration of the New Convertible Notes Classes A, B and C and of the shares contemplated in the Plan. The CMF approved the New Local Notes on September 5, 2022. The Reorganized Debtors established September 12, 2022 as the record date to claimholders for the New Convertible Notes Class A and New Convertible Notes Class C, and commenced the offering of the New Convertible Notes to claimholders on the same day.

As of December 31, 2022, almost the entirety of the convertible notes had been converted into shares; a total of 18,820,511,197 shares underlying New Convertible Notes Class A (94.14% of the total), 126,657,203,849 shares underlying New Convertible Notes Class B (99.997% of the total) and 385,337,856,192 shares underlying New Convertible Notes Class C (99.999% of the total) had been delivered as a result of the exercise of the applicable conversion option. As a result, and as of the same date, LATAM had a total of 605,231,854,725 shares subscribed and paid, representing more than 99.8% of the group’s statutory capital, represented by 606,407,693,000 shares.

On November 17, 2022 the Reorganized Debtors filed a motion to consolidate the administration of certain remaining matters, including the reconciliation of claims that have not yet been allowed or disallowed, in the lead Chapter 11 case of LATAM and for entry of a final decree closing the Chapter 11 cases of LATAM’s debtor-affiliates. The Bankruptcy Court entered an Order on December 14, 2022 granting the motion to consolidate the administration of remaining matters in the lead Chapter 11 case of LATAM. As a result, the dockets for all 37 debtor-affiliates of LATAM were marked “closed” on December 23, 2022.

Debtor-in-Possession Financing

In connection with our Chapter 11 proceedings, the Bankruptcy Court approved our initial debtor-in-possession (“DIP”) financing agreement on September 19, 2020 (the “Initial DIP Credit Agreement”), providing the group with access to US$2.45 billion for working capital and other purposes approved by the Bankruptcy Court.

The terms of the initial DIP financing included three tranches: Tranche A for a principal amount of up to US$1.3 billion, a potential Tranche B for up to an additional amount of US$750 million, which would be subject to further authorization of the Bankruptcy Court and other conditions customary for this type of transactions, and a Tranche C for a principal amount of up to US$1.15 billion. Only Tranches A and C were initially committed.

On October 18, 2021, the Bankruptcy Court approved a Tranche B facility of up to US$750 million. On November 10, 2021, we entered into an amendment to the Initial DIP Credit Agreement implementing, among other things, certain amendments to the maturity date definition and effectuating the terms and conditions of the Tranche B facility.

In January and February of 2022, we initiated the process of seeking financing proposals from financial institutions, funds, and other entities for certain amendments, extensions to the Initial DIP Credit Agreement and certain increases to the DIP financing thereunder.

On February 18, 2022, we filed a motion requesting Bankruptcy Court approval for certain amendments to the Initial DIP Credit Agreement, providing for, among other things, a new replacement Tranche C facility in an aggregate principal amount of up to $1,245,436,360.42 (including pursuant to a cashless roll of a partition of the existing Tranche C loans held by certain Tranche C Lenders), the proceeds of which were applied, among other things, to repay in full the existing Tranche C facility, an extension of the existing maturity date, and certain modifications and reductions to the existing fees and interest rates applicable to the Tranche A and Tranche B facilities, with such terms reflected in an amended and restated DIP credit agreement (the “A&R DIP Credit Agreement”). On March 7, 2022, we filed a supplement to the motion reflecting new terms agreed with the prospective DIP lenders with respect to the A&R DIP Credit Agreement.

Notwithstanding the foregoing, we continued to engage in a marketing process for an amendment and restatement of the Initial DIP Credit Agreement with the expectation of obtaining improved terms and conditions than those included in the A&R DIP Credit Agreement as supplemented. In this regard, we agreed to an alternative proposal provided by a different group of prospective lenders with such proposal reflected in an amendment and restatement of the Initial DIP Credit Agreement (the “New A&R DIP Credit Agreement”). On March 15, 2022, we filed a motion requesting Bankruptcy Court approval of the New A&R DIP Credit Agreement. The New A&R DIP Credit Agreement (i) repaid in full the existing Tranche A, Tranche B and Tranche C facilities under the Initial DIP Credit Agreement from the proceeds of a new Tranche A facility and new Tranche C facility; (ii) provided an extended maturity date to align with the prospective timeline for our emergence from our Chapter 11 proceeding; and (iii) provided for certain reductions in fees and interest as compared to the Initial DIP Credit Agreement and the A&R DIP Credit Agreement. On March 18, 2022 the Bankruptcy Court entered an order approving our entry into the A&R DIP Credit Agreement.

The A&R DIP Credit Agreement closed on April 8, 2022 and its proceeds were used to repay the obligations under the Initial DIP Credit Agreement in full.

On June 10, 2022, we entered into debt commitment letters (the “Exit Financing Commitment Letters”) providing commitments from various lenders for (i) an approximately US$1.17 billion junior debtor-in-possession term loan facility (the “Junior DIP Facility”); (ii) a $500,000,000 debtor-in-possession and exit revolving credit facility (the “Revolving Facility”), (iii) a $750,000,000 debtor-in-possession and exit term loan B credit facility (the “Exit Term Loan B Facility”; together with the Revolving Facility, the “Credit Facilities”), (iv) a five year $750,000,000 debtor-in-possession and exit bridge loan facility (the “Bridge to 5Y Notes Facility”) and (v) a seven year $750,000,000 debtor-in-possession and exit bridge loan facility (the “Bridge to 7Y Notes Facility” together with the Bridge to 5Y Notes Facility, the “Bridge Facilities”; together with the Credit Facilities, the “Debt Facilities”). The principal amounts of certain Debt Facilities could be increased so long as any such increase was offset by a corresponding decrease in other Debt Facilities, subject to certain requirements under the documentation governing such Debt Facilities. On June 24, 2022, the Bankruptcy Court entered an order authorizing us to enter into the commitment letters for the Junior DIP Facility and the Debt Facilities and on September 12, 2022 the Bankruptcy Court entered an agreed amended order authorizing us to enter into the commitment letters with respect to the Junior DIP Facility and the Debt Facilities. The Debt Facilities were structured as debtor-in possession facilities which closed during the pendency of the Chapter 11 Cases and converted to exit financing on our emergence from bankruptcy. The Reorganized Debtors executed the loan agreement with respect to the Junior DIP Facility in an aggregate amount of approximately $1.14 billion on October 3, 2022. On October 3, LATAM executed the Junior DIP facility, but did not close or fund the Junior DIP facility. On October 12, LATAM (a) closed and funded the Exit Term Loan B Facility, (b) closed the Revolving Facility, (c) closed and funded the Bridge to 5Y Notes Facility, (d) closed and funded the Bridge to 7Y Notes Facility and (e) closed and funded the Junior DIP Facility. LATAM used the proceeds of the foregoing to repay the A&R DIP Credit Agreement in full. On October 18, LATAM (a) issued the 5Y Notes under the corresponding indenture, (b) issued the 7Y Notes under the corresponding indenture and (c) used the proceeds of these notes issuances to partially repay $450,000,000 of the Bridge to 5Y Notes Facility and $700,000,000 of the Bridge to 7Y Notes Facility. On November 3, the effective date of the plan (i.e., the day the company emerged from bankruptcy), LATAM (a) converted the DIP Revolving Facility into an exit Revolving Facility, (b) converted the DIP Term Loan B Facility into an Exit Term Loan B Facility, (c) executed an incremental amendment to the Exit Term Loan B Facility which increased the principal amount of the Exit Term Loan B Facility by $350,000,000, (d) converted the 5Y Notes and the 7Y Notes from “DIP” to “Exit” notes, (e) repaid the remaining Bridge to 5Y Notes Facility, (e) repaid the remaining Bridge to 7Y Notes Facility, and (f) repaid the Junior DIP Facility.

Airline Operations and Route Network

The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(in US$ millions)
Total passenger revenues	7,636.4	3,342.4	2,713.8
Total cargo revenues	1,726.1	1,541.6	1,209.9
Total traffic revenues	9,362.5	4,884.0	3,923.6

	Year ended December 31,
	2022	2021	2020
	(in US$ millions)
Peru	859.0	503.6	297.5
Argentina	206.9	75.5	172.2
United States	1,058.1	578.0	505.1
Europe	769.0	376.9	338.6
Colombia	540.2	368.5	177.0
Brazil	3,724.5	1,664.5	1,304.0
Ecuador	248.5	163.0	112.6
Chile	1,514.6	794.1	638.2
Asia Pacific and rest of Latin America	441.8	360.0	378.4
Total Operating Revenues	9,362.5	4,884.0	3,923.6

Passenger Operations

General

As of December 31, 2022, LATAM passenger operations were performed by airline affiliates in Chile, Brazil, Peru, Colombia and Ecuador, where the group operates both domestic and international services. LATAM collects and reports operating data for its passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish-speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	Year ended December 31,
	2022	2021	2020
ASKs (million) (at period end)
International	49,575.7	20,461.0	23,883.3
SSC	23,384.7	17,847.8	10,974.5
Domestic Brazil	40,891.8	29,326.8	20,830.2
Total	113,852.2	67,635.7	55,688.0

RPKs (million)
International	41,140.5	13,500.5	17,620.4
SSC	18,942.6	13,359.8	8,346.3
Domestic Brazil	32,504.8	23,456.3	16,657.8
Total	92,587.8	50,316.5	42,624.5

Passengers (thousands)
International	8,607	2,852	4,016
SSC	25,288	17,513	9,822
Domestic Brazil	28,573	19,830	14,461
Total	62,467	40,195	28,299

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢6.5	US¢4.6	n.a
SSC(1)	US¢7.7	US¢5.8	n.a
Domestic Brazil(1)	US¢6.7	US¢4.8	n.a
Combined Passenger RASK(2)	US¢6.8	US¢4.9	n.a

Passenger load factor (%)
International	83.0	66.0	73.8
SSC	81.0	74.9	76.1
Domestic Brazil	79.5	80.0	80.0
Combined load factor	81.3	74.4	76.5

(1)	RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

(2)	The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs

International Passenger Operations

LATAM group’s international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian and Brazilian affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Colombia and Brazil. As of December 31, 2022, LATAM offers 46 international destinations in 22 countries, in addition to the domestic destinations and international flights and connections between the domestic destinations.

The general strategy to expand the international network is aimed at enhancing LATAM’s value proposition by offering customers more destinations and routing alternatives. Sustained development of LATAM’s international network is a crucial factor in the long-term strategy. The group provides long-haul services out of Santiago, Lima, Bogota, São Paulo and Fortaleza. The group also provides regional services from Chile, Peru, Ecuador, Colombia and Brazil.

As part of our mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Machu Picchu and Cusco in Peru, the Galapagos Islands, Iguazu Falls in Brazil, and the Atacama Desert and Patagonia in Chile, including the cities of Punta Arenas and Puerto Natales.

Market Share Information

The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2022-2021	2022	2021	% variation
Brazil(1)	287.3%	20.3%	19.6%	0.7p.p.
Chile(2)	223.3%	38.9%	40.7%	-1.8p.p.
Peru(3)	106.8%	42.9%	40.7%	2.2p.p.
Colombia(4)	113.6%	5.2%	4.1%	1.1p.p.
Ecuador(5)	174.1%	8.5%	2.5%	6.0p.p.

(1)	Source: ANAC Brazil’s website. Passenger figures considers passengers carried, measured in RPKs, in 2022 vs 2021. Market share considers passengers carried, measured in RPKs, as of December 2022.

(2)	Source: JAC Chile’s website. Passenger figures considers passengers carried, measured in RPKs, in 2022 vs 2021. Market share considers passenger carried, measured in RPKs, as of December 2022.

(3)	Source: DGAC Peru’s website. Passenger figures considers passengers carried in 2022 vs 2021. Market share considers the number of passengers carried as of December 2022.

(4)	Source: Diio.net. Passenger figures considers ASK changes in 2022 vs 2021. Market share considers ASKs as of December 2022.

(5)	Source: Diio.net. Passenger figures considers ASK changes in 2022 vs 2021. Market share considers ASKs as of December 2022.

Competitors in international routes

The following table shows LATAM’s main competitors during 2022 in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Delta Air Lines, Air Canada, Aeromexico and GOL.
	Latin America	Copa, GOL, Avianca, Aerolineas Argentinas, Aeromexico and Azul Linhas Aereas.
	Europe	TAP Portugal, Air France-KLM, IAG, Lufthansa, Swiss International Airlines and Turkish Airlines.

Chile	North America	American Airlines, Air Canada, Delta Air Lines, United Airlines and Aeromexico.
	Latin America	Copa, Sky Airline, Avianca, JetSmart, Aeromexico and Aerolineas Argentinas.
	Europe	IAG and Air France-KLM.
	South Pacific	Qantas Airways

Argentina	North America	American Airlines, Aerolíneas Argentinas, Aeromexico, United Airlines and Delta Air Lines.
	Latin America	Aerolineas Argentinas, Copa, GOL, Avianca and Azul Linhas Aereas.

Peru	North America	American Airlines, Avianca, United Airlines, Delta Air Lines, JetBlue Airways and Spirit Airlines.
	Latin America	Avianca, Copa, Viva Airlines, Aerovías de México, Volaris, Aerolíneas Argentinas, JetSmart and Sky Airline.
	Europe	Air France-KLM and IAG.

Colombia	North America	Avianca, American Airlines, Spirit Airlines, Aeromexico, JetBlue Airways, United Airlines, Air Canada and Delta Air Lines.
	Latin America	Avianca, Aeromexico, JetSmart, Viva Air, Volaris, VivaAerobus and Copa.

Ecuador	North America	American Airlines, JetBlue Airways, Delta Air Lines, United Airlines and Spirit Airlines.
	Latin America	Avianca, Copa and Aeromexico
	Europe	Air France-KLM and IAG.

Source: Diio.net considering ASKs.

Domestic Passenger Operations

As of December 31, 2022, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.

Business Model for Domestic Operations

In 2016, LATAM group implemented a new business model in all of its domestic operations, allowing them to provide more competitive fares and contributing to the development of tourism and the growth of air travel per capita in the region. The domestic service model requires continuous cost reduction efforts, and the group continues to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing the LATAM group to expand operations while controlling fixed costs.

Another key elements of this business model are the initiatives to increase ancillary revenues and others that allow passengers to customize their journey. Customers on domestic flights are now able to access a simpler sales platform, which allows them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.

In March 2020, LATAM group introduced its superior cabin class, Premium Economy, in all domestic and international flights within Latin America operated by the Airbus A320 family (A319, A320, A320neo and A321; “short-/medium-haul”) aircraft. This cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, VIP lounge access in airports where available, a differentiated onboard service including complimentary snacks and drinks, an exclusive overhead bin for carry-on luggage and a blocked middle seat, providing greater space and privacy.

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

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil		Chile		Peru		Colombia		Ecuador
Destinations	54		17		19		17		8
Passengers Transported (million)	28.6		7.7		7.9		8.4		1.3
Change (YoY)	44.1%		42.7%		45.3%		43.0%		60.0%
Market share	36.1	%(1)	57.1	%(2)	61.3	%(3)	23.0	%(4)	41.0	%(4)

Main competitors	Gol, Azul		Sky Airlines, JetSmart		Sky Airlines Peru, Star Peru, JetSmart Peru, Viva Airlines Peru		Avianca, Viva Colombia, EasyFly, Utra Air, Copa Airlines Colombia (“Wingo”)		Avianca, Equair

(1)	Source: ANAC Brazil’s website. Market share considers RPKs as of December 2022.

(2)	Source: JAC Chile’s website. Market share considers RPK as of December 2022.

(3)	Source: DGAC Peru’s website. Market share considers the number of passengers carried as of December 2022.

(4)	Source: Diio.net. Market share considers ASKs as of December 2022.

Passenger Alliances and Commercial Agreements

Strategic Alliance with Delta

On September 30, 2022, LATAM and Delta Air Lines obtained the final regulatory approvals from the US Department of Transportation, allowing them to implement their Joint Venture Agreement (JVA). The approval enables Delta and LATAM to work together, coordinating capacity and pricing strategies and sharing corporate accounts in the United States/Canada and South America (Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay) markets within the scope of the JVA.

This agreement allows the airlines to develop an unparalleled network with expanded route offerings and to connect the Americas to the world like never before with access to more than 300 destinations. Also, the airlines will deepen their level of cooperation in these markets strengthening their codeshare routes and the reciprocal loyalty benefits.

It is in this context that, in November 2022, LATAM and Delta made their first operational announcement after the approval of the JVA, launching a new non-stop flight between São Paulo (Brazil) and Los Angeles (United States) starting on July 1, 2023. LATAM will be the only airline in Brazil with a direct flight to Los Angeles, where customers will be able to connect to several popular Delta West Coast destinations in the United States, including San Francisco, Las Vegas and Seattle. Additionally, in January 2023, LATAM and Delta announced the launch of a second route under the JVA, connecting Bogota (Colombia) with Orlando (United States) starting on July 1, 2023, helping Delta and LATAM to further strengthen their presence between North America and South America.

Termination of previous arrangements and alliances, and subscription of new codeshare agreements

In January 2022, LATAM Airlines Group and LATAM Airlines Colombia signed and implemented codeshare agreements with Virgin Atlantic. This new agreement seeks to increase the offerings and connectivity of both networks.

On June 23, 2022, LATAM Airlines Group, LATAM Airlines Brazil and Siberia Airlines terminated the frequent flyer agreement subscribed in 2010 and 2014 respectively.

Other alliances and material commercial agreements

In addition, LATAM and its affiliates have ongoing passenger commercial agreements with several airlines, including Qatar Airways, Air France/KLM, Lufthansa, Ethiopian Airlines, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.

Passenger Marketing and Sales

Given the current global situation resulting from the COVID-19 pandemic, the group has made several adjustments to its services, implementing additional hygiene and safety measures in all of the customer’s touchpoints and adjusting commercial policies as needed.

With regard to hygiene and safety measures, various implementations were made to comply with authorities’ requirements and to maximize hygiene and safety for customers and crews when flying. Some of those measures include social distancing while checking in, contactless boarding, deplaning by row, improvements to cabin hygiene, hand sanitizer availability, and other onboard procedure adjustments to limit physical interactions. Because the pandemic has changed customers’ behavior and increased their desire to avoid or minimize contact with others, the group intends to use technology to change the passenger experience when traveling and meet these expectations. LATAM had the opportunity to implement and test some of these technologies in its main airports, such as automatic check-in, self-bag tag and drop, digital signage and biometrics (testing only), with promising results that encourage us to accelerate the digital transformation in the upcoming year.

In 2022, LATAM group continued transforming the travel experience of its passengers through cabin retrofits. As of December 31, 2022, we have 10 B777, 9 B767, 2 B787-9, and 177 A319/A320/A321 aircraft with renovated interiors. (during the year 2022, LATAM retrofitted 81 aircraft). Additionally, the group continued equipping aircraft with Wi-Fi connectivity in Brazil, reaching 98 aircraft in total. In addition, 33 B787 are currently in development to be retrofitted with the new cabin interior between 2023 and 2025.

Although the COVID-19 pandemic impacted services, customer experience continues to be a key driver of success for the group. In recent years the group implemented the “Net Promoter System” in an effort to create a culture focused on earning the passionate loyalty of customers while inspiring the energy, enthusiasm and creativity of employees and ultimately accelerate profitable and sustainable organic growth. This system’s primary key performance indicator is the Net Promoter Score (“NPS”). To calculate NPS, we have a customer survey, where we ask “How likely are you to recommend us to a friend or colleague?” Customers score answers on a zero-to-ten scale and we then calculate the NPS as the percentage of customers who are promoters (those who scored 9 or 10) minus the percentage of customers who are detractors (those who scored 0 to 6).

LATAM’s Net Promoter Score for 2022 showed a decrease of 5 points over the previous year (46 NPS points in 2022 versus 51 points in 2021). For the first time we achieved a higher NPS for our high value customers than for the overall LATAM score (+4 points), thereby reaching the highest level for HVCs since we started measuring NPS. This result was mainly driven by the differentiated services offered by our premium cabins, the targeted offering of upgrades and enhanced services to our elite members and the resumption of services previously affected by the Covid restrictions. According to NPS survey customer comments, customer satisfaction is primarily driven by the on-time performance of our operations, the care and service offered by our crew and the COVID-19 prevention measures implemented by the airline.

Working on the evolution of the customer’s digital experience was the main focus of the E-business area this year and the result was 50 points of Digital NPS for 2022. With the objective of improving the online experience of our customers, we launched LATAM Airlines’ new website for the Ecuadorian market in May 2020, Chile and Colombia in the second half of 2020, Brazil and Peru in the first half of 2021, and Multipos during the second half of 2021. The new experience includes, among other features, a notifications system that allows customers to choose how they want to receive their flight information, a more seamless booking process, automatic check-in (boarding passes are automatically sent to customers before arriving at the airport) and LATAM Wallet, our virtual payment method. We intend to keep working in 2023 to incorporate additional markets and features such as increase digital services coverage, automation of financial processes, and boost LATAM.com as the marketplace that attends all travel needs such as flight, insurance, lodging and flight ancillaries.

In 2022, LATAM was recognized as “South America’s Leading Airline Brand” and “South America’s Leading Airline” in the World Travel Awards 2022. LATAM Airlines Group was also recognized as the “Best Airline in South America” in Skytrax World Airline Awards in 2022 for the third year in a row and “Best Seat Comfort in South America” and “Best Food & Beverage in South America” in the 2022 edition of the APEX Passenger Choice Awards. Additionally, in early 2023, LATAM was ranked second place in Latin America on the “Punctuality League 2023” compiled by the Official Airline Guide (OAG).

Branding

The challenging context of 2020 to 2022 meant that as a brand we had a leading role in the development of communications that kept our employees, customers and all the Company’s stakeholders informed. We established a three-phase strategy to build our communications that focused first on communicating our commitment to safety, the flexibilization of commercial policies, and our support channels.

As part of the strategy of working to achieve closeness and recover our engagement with our customers, we worked on developing partnerships with important entities for the community. During 2022, for example, LATAM held partnerships with the Chilean, Peruvian, Ecuadorian and Paraguayan National Soccer Teams.

Distribution Channels

We are committed to being the preferred choice of our customers, placing the passenger at the center of our decision making. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. Direct channels owned by LATAM are city ticket offices, contact-centers and e-Business (including website, mobile and smart business), and accounted for approximately 45% of total sales in 2022 (including award passengers). These direct channels support sales and service, both before and after the flight.

Our city ticket offices include additional services in order to complement the experience of our customers. Our contact centers are a multi-service channel providing support in 6 languages (Spanish, English, Portuguese, French, German and Italian).

We are committed to constantly improving the way we offer our products via our distribution channels, including the adoption of new technology. LATAM intends to continue to improve its e-Business platforms to support expected future growth and simplify our customers’ online experience.

Our digital strategy includes mobile applications that provide trip information to our passengers. These applications improve management of contingencies, enable us to provide information and solutions to our customers in a timely and transparent manner and serve as a new direct sales channel.

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for 55% of total sales in 2022. LATAM offers travel agencies different options to connect to our systems and provide their customers our best product offering. These options include Global Distribution Systems as well as our direct connection “eLATAM,” which we are continuously expanding and improving.

LATAM is strongly committed to the digital transformation of distribution in agencies during 2023, through the IATA’s New Distribution Capability (“NDC”) standard.

Frequent Flyer Program

Our frequent flyer program, LATAM Pass, is a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and, as a result, we believe it generates incremental revenue and promotes customer retention.

In 2019, LATAM established a new way to qualify for “Elite” status in our frequent flyer program based on the price paid for the ticket, which is aligned with a simpler methodology for mileage accrual, generating simplicity and efficiency to our frequent flyer program. LATAM Pass members can access superior categories and enjoy better benefits by earning Qualifying Points on all their flights. Qualifying Points are different from LATAM Pass Points, which members can use to redeem for tickets and on-board benefits. The number of Qualifying Points that members earn depends on the dollars spent on purchasing the ticket (discounting charges, taxes and additional services) and the multiplier of the destination (domestic or international).

During 2020 LATAM also introduced another rule to access superior categories, the “Segment rule,” under which a passenger can qualify for “Elite Status” by earning Qualifying Points (the existing rule, where they accumulate points depending on the dollars spent on purchasing the ticket), or by reaching a goal of number of segments flown. Introducing this new rule makes it possible for more customers to qualify for our categories, especially for those domestic passengers who fly many segments a year that generally have lower rates.

The frequent flyer program is a strategic asset for the airline group, and a core source of value that differentiates LATAM from other carriers. The acquisition of the Multiplus loyalty program in 2019 and its full integration into LATAM’s network, together with LATAM Pass, created what LATAM estimates to be one of the top frequent flyer and loyalty programs in the world (measured by the number of members). This acquisition was consistent with recent transactions in the industry, and with the strategy of in-house frequent flyer business models of the largest global airlines.

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

As of December 31, 2022, LATAM Pass had approximately 42 million members, representing an increase of 5.5% compared to 2021. Members of the LATAM Pass program receive benefits and accrue miles for ticket purchases in accordance with their elite level status, as well as by purchasing the services of other partners in the LATAM Pass program. Customers of the program can redeem miles or points for free tickets as well as for other products. LATAM Pass members are classified in five elite levels: Gold, Gold Plus, Platinum, Black and Black Signature. These different groups determine which benefits customers are eligible to receive, including mile earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges. Also, this year LATAM Pass announced new benefits: priority contact center for all elite members, eliminate redemption fee, roll over for 2023 and improvement in upgrade priority for elite members that have the cobrand credit card.

Cargo Operations

The Cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The Cargo operations are made under four of the LATAM group affiliates: LATAM Cargo Colombia, LATAM Cargo and LATAM Cargo Brazil, dedicated exclusively to cargo transport, and LATAM Airlines Ecuador, which, in addition to its passenger operations, as of 2022 was certified as a cargo operator and incorporated dedicated cargo freighters to its operations.

The cargo business generally operates on the same route network used by the passenger airline business. It includes 154 destinations, of which 144 are served by passenger and/or freighter aircraft and 10 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2022	2021	2020
ATKs (millions)	6,255.7	4,788.1	4,708.3
RTKs (millions)	3,532.5	3,034.9	3,077.8
Weight of cargo carried (thousands of tons)	900.6	801.5	784.6
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	48.9	50.8	39.3
Total cargo load factor (%)	56.5%	63.4%	65.4%

We derive our revenues from the transport of cargo through our dedicated freighter fleet and in the bellies of our passenger aircraft.

LATAM considers its passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy aimed at increasing competitiveness by enhancing the belly offering. LATAM primarily uses the belly of the passenger aircraft for cargo operations. During the first quarter of 2022 LATAM also flew passenger freighter flights where the main deck was also utilized for cargo transportation.

As of December 31, 2022, the cargo affiliates’ freighter fleet consisted of 9 Boeing 767-300 freighters and 7 Boeing 767-300BCF, each with a capacity for 58 structural chargeable tons of freight. The group expects to continue to grow its freighter fleet to a total of 20 aircraft by 2024 through the conversion of passenger Boeing 767-300 aircraft to freighters. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo.

The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of the goods transported by air to Latin American countries. Accordingly, we have headquartered our international cargo operations in Miami. This geographical location is a natural gateway between Latin America and the United States. We also utilize passenger flights to and from New York, Los Angeles and Orlando and our seasonal dedicated freighter service to Chicago. Additionally, using different trucking companies LATAM offers a road-feeder network, connecting our hub in Miami and other online destinations with the main gateways in the United States (Los Angeles, New York, Chicago, Houston and Atlanta), in between the cities in which we operate and to secondary origins and destinations.The LATAM group also transports cargo to and from 10 destinations in Europe: Barcelona, Lisbon, London, Milan, Paris, Rome, Frankfurt, Madrid, Amsterdam and Zaragoza. The first six points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Amsterdam and Zaragoza are only served through freighter operations. The group offers a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.

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

The largest domestic cargo operations are in Brazil, where LATAM Cargo Brazil is the only wide body freighter operator, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

During 2022, cargo revenues increased by 12%. Total cargo capacity increased 30.7% with a 20.8% increase in freighter capacity. Cargo traffic increased 16.4%, resulting in a 6.9 percentage point decrease of the cargo load factor. This capacity increase was mainly driven by the recovery of industry capacity returning to pre-pandemic levels. Cargo yield fell 3.8% year-over-year. As a result, revenues per ATK decreased 14.3% in comparison to the previous year. Over 235 passenger freighter flights were operated; resulting in over 901 cargo tons transported on passenger freighters during this year. As part of our solidarity plane program, in 2022 we flew over 117 million doses in our domestic markets free of charge, amounting to a total of more than 300 million since the start of the pandemic.

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

Cargo-Related Investigations

See “Item 8. Financial Information-A. Consolidated Financial Statements and Other Financial Information-Legal and Arbitration Proceedings.”

Fleet

General

Following the emergence from our Chapter 11 proceedings and from the Initial Petition Date to December 31, 2022, the group rejected a total of 42 aircraft, agreed on stipulations with its lessors for more favorable rent terms, negotiated lease amendments and new lease agreements and reincorporated 16 aircraft with new leases. As of December 31, 2022, LATAM had a total fleet of 310 aircraft, comprised of 294 passenger aircraft and 16 cargo aircraft, (this includes 34 aircraft that are classified as non-current assets available for sale; see Note 13 of our audited consolidated financial statements). The group’s fleet may continue to change after the date hereof. For further information, see “Item 4. Information on the Company-B. Business Overview-Chapter 11 Proceedings through 2022” and “Item 4. Information on the Company-B. Business Overview-Recent Developments After January 1, 2023.”

	Number of aircraft in operation
	Total		Aircraft included in Property, plant and equipment		Aircraft included as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	41	(3)	40	(3)	1	2.78	14.65
Airbus A320-200	131	(4)	91	(4)	40	6.50	12.89
Airbus A321-200	49		19		30	6.53	8.61
Airbus A320-neo	16		1		15	10.80	3.30
Boeing Aircraft
Boeing 767-300ER	16	(5)	16	(5)	0	0	12.87
Boeing 787-8	10		4		6	6.54	9.12
Boeing 787-9	21		2		19	7.92	6.14
Boeing 777-300ER	10		4		6	4.57	11.68

Total passenger aircraft	294		177		117	7.19	11.22

Cargo aircraft
Boeing 767-300 Freighter	16	(2)	15	(2)	1	8.04	17.52
Total cargo aircraft	16		15		1	8.04	17.52

Total fleet	310		192		118	7.20	11.55

(1)	All passenger aircraft bellies are available for cargo.

(2)	This includes 2 Boeing 767-300 Freighter aircraft that are classified as non-current assets available for sale. For more information, see Note 13 of our audited consolidated financial statements.

(3)	This includes 28 Airbus A319-100 aircraft that are classified as non-current assets available for sale. For more information, see Note 13 of our audited consolidated financial statements.

(4)	This includes 3 Airbus A320-200 aircraft that are classified as non-current assets available for sale. For more information, see Note 13 of our audited consolidated financial statements.

(5)	This includes 1 Boeing B767-300ER aircraft that is classified as non-current assets available for sale. For more information, see Note 13 of our audited consolidated financial statements.

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

For short-haul domestic and continental flights, LATAM Airlines Group and its affiliates operate Airbus A320-Family aircraft. The Airbus A320-Family has been incorporated into our fleet pursuant to leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9, Boeing 777-200ER and 777-300ER.For cargo flights, we operate Boeing 767-300F aircraft.

Utilization

The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day(1).

	2022	2021	2020(4)
Passenger aircraft (2)
Boeing 767-300ER	5.9	3.8	3.7
Boeing 787-8/9	9.0	4.2	4.0
Airbus A320-Family	8.9	6.0	4.1
Boeing 777-300ER	9.8	3.3	3.2
Airbus A350-900 (3)	0.0	0.1	3.5
Total passenger aircraft	8.7	5.4	4.0

Cargo aircraft
Boeing 767-300 Freighter	12.5	13.3	12.9
Total cargo aircraft	12.5	13.3	12.9

Total passenger and cargo	8.9	5.7	4.3

(1)	Utilization rates are calculated by dividing total block hours by total aircraft, excluding subleased aircraft.

(2)	Passenger Utilization excluded Flights in passenger aircraft with only cargo.

(3)	LATAM retired its A350s in 2021 and they are no longer currently part of the fleet.

(4)	The value for Total passenger and cargo utilization rate for 2020 was corrected to 4.3 in this filing.

Fleet Leasing and Financing Arrangements

LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and pure leases. As of December 31, 2022, LATAM had a total fleet of 310 aircraft, of which 1 B767 aircraft, 2 B767 Freighter aircraft, 28 Airbus A319 aircraft, and 3 A320 aircraft are classified as non-current assets available for sale, resulting in 276 aircraft in operation.

As of December 31, 2022, LATAM’s fleet comprised 74 financial leases, 3 tax leases, 134 operational leases, 31 aircraft provided as loan collateral, 27 aircraft reserved as collateral for the RCF and 41 unencumbered aircraft. Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 24 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 37 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s lease maturities initially range from seven to twelve years. Moreover, as of December 31, 2022, LATAM had a total of 153 spare engines, comprising 36 operational leases, 44 engines provided as loan collateral, 18 engines reserved as collateral for the RCF and 55 unencumbered engines.

LATAM’s aircraft debt, which consists of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. 47% of our aircraft debt has a fixed interest rate and the remaining portion has a floating rate based on USD LIBOR.

In order to reduce LATAM Airlines Brazil’s balance sheet currency exchange exposure to the Brazilian real, as part of the integration plan following the combination with TAM, LATAM Airlines Brazil sought to transfer the majority of its aircraft under financial leases to LATAM Airlines Group SA. As of December 31, 2022, only 1 aircraft is subject to financial lease by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Sources of financing” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

The leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft lease obligation as of December 31, 2022 for all remaining periods through maturity (the latest of which expires in December 2033) was US$1,904 million. See “Item 5. Operating and Financial Review and Prospects-E. Contractual Obligations-Long Term Indebtedness.”

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

See Note 31 to our audited consolidated financial statements for a more detailed discussion of these commitments.

Maintenance

LATAM Maintenance

The heavy maintenance, line maintenance and component shops are equipped and certified to service the group’s fleet of Airbus and Boeing aircraft. LATAM’s maintenance capabilities allow the group flexibility in scheduling airframe maintenance, offering an alternative to third-party maintenance providers. More than 3,900 LATAM Maintenance professionals ensure the fleet operates safely and in compliance with all local and international regulations. LATAM group strives to provide the best experience to its passengers through the highest standards of safety, on-time performance and cabin image and functionality.

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of eleven heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

In 2022, LATAM Maintenance’s continuous improvement efforts were focused on reducing costs and cash outflows. Therefore, our Digital and LEAN-Six Sigma projects were aimed to raise technician productivity, optimize inventory, diminish repair TATs and develop new internal repair capabilities.

LATAM Line Maintenance

The Line Maintenance Network serves over 160 locations and carried out over 2.2 million man hours of preventive and corrective maintenance tasks on the LATAM fleet during 2022. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Frankfurt, (where we are served by Nayak), and London (served by KLM) among others.

LATAM group’s Line Maintenance Network has hangar facilities in Santiago, São Paulo (CGH and GRU), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network by allowing the execution of tasks that might be restricted because of adverse weather conditions and environmental authority restrictions.

In 2022, the GRU station further expanded its capabilities to perform heavy maintenance in its hangar. These capabilities included the landing gear’s replacement for the B777 fleet, in addition to the B777’s C Checks and A320´s landing gear’s replacement performed in 2021. Given the success of this initiative, an additional line was developed at LIM to carry out special 24MO stops for the A320 fleet, taking advantage of the experience and available infrastructure at this hangar.

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

In addition, to ensure the most qualified personnel as needed for safe, accurate and on-time Line Maintenance, LATAM group seeks to improve technicians’ skills through extensive training programs at our LATAM group Technical Training Centers in Chile and Brazil, and through specific training programs designed and conducted by our partnerships.

LATAM MRO

The two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provided 88.8% of all heavy maintenance services that LATAM demanded in 2022, effectively executed 1.60 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. LATAM occasionally performs certain heavy maintenance and component services for other airlines or OEMs.

The MRO São Carlos (LATAM Airlines Brazil MRO), is prepared to service up to nine aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 23 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGAC”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”), among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A-320 family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.

In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing one wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGAC Ecuador, among others, for Heavy Maintenance for the Airbus A320-Family (A318, A319, A320 and A321) and Boeing B767 - B787. MRO Santiago has 11 shops prepared to support hangar activities such as cabin shops, galleys, structures, composite materials, avionic, wheels & brakes.

During 2022, LATAM MRO executed 479 services, including C checks (105) and Special Checks (374) for the LATAM fleet.

LATAM Safety and Security

In terms of Safety and Security, LATAM has faced an unprecedented scenario during the COVID-19 pandemic and industry recovery. Given this situation, and in order to ensure the health of our employees and customers, LATAM has integrated standards and guidelines set out by world authorities, as well as those established by the different countries where we currently operate. At present, LATAM group exercises constant communication with all of our collaborators and clients in regards to health and safety measures resulting from the COVID-19 pandemic. The safety of our passengers and employees remains LATAM’s highest priority. It is for this reason that we constantly strive to further develop and improve standards in order to mitigate everyday risks, and to guarantee an acceptable level of safety and security in our operations.

Organizational Structure of LATAM Safety and Security Vice-Presidency

Safety Management

The Safety Management Departments ensure that providing safe and reliable air service remains LATAM’s highest priority. Given the operational complexity, as well as the multicultural challenges that we face, LATAM group concentrates its safety management activities under the umbrella of a coordinated structure, which is responsible for the implementation and oversight of unified policies and procedures throughout the group.

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

In 2020, Safety Management has implemented a new approach: Safety II is a new model that seeks to learn from good practices of daily operations, rather than focusing merely on operational mistakes and pitfalls. This type of system requires the integration of LATAM’s operational and SMS data, which must be analyzed thoroughly (advanced analytics) in order to predict a safety occurrence. In summary, it is a proactive and predictive method that continuously anticipates potential catastrophic events.

In 2021, several milestones were reached in the Safety II project, including the development of the entire Monitoring, Advanced Qualification Program (Flight Operations Training program), Weather Information, Maintenance reports, Flight Crew Alertness levels and other. This database currently includes more than 660 thousand flights and has the capacity to process and run analysis of approximately 600 thousand flights in just one hour. In September 2021, the project’s Minimum Value Product was successfully presented, as well as operational safety analyzes correlating different variables and more than 10 dashboards for data analysis.

In 2022, LATAM has sought to further strengthen the data collection and processing of data from different databases, as well as to strengthen the development of its tools to improve its analysis capacity within the large volume of information.

Security Management

The Security Management Departments are responsible for coordinating the security of LATAM’s passengers, employees, aircraft, equipment and facilities. This department secures LATAM’s infrastructure and patrimony while protecting people against any threat or unlawful action.

Corporate Security Policies and a Security Management System have been implemented to enhance LATAM’s security culture, resource utilization as well as regulatory collaboration and compliance, in order to detect any vulnerabilities within the operation and to prevent unlawful acts. These policies, as well as all the critical aspects of the Management System, are constantly reviewed and analyzed by qualified Corporate Security Managers, who are responsible for risk assessment and the creation of new security protocols or modification of current ones, which are controlled through security personnel, field audits, inspections, technological development (camera circuits, access control, among others) and key performance indicators.

Health Safety Environmental Management (HSE)

Occupational health, safety and environmental management is responsible for defining guidelines to assess and mitigate labor, environmental and employees health risks. It is responsible for setting HSE standards, supporting and implementing procedures defined, and monitoring effective compliance. It also ensures compliance with applicable HSE regulations and promotes the well-being and safety of employees through training and awareness programs, as well as always seeking initiatives focused on mitigating critical risks and new proactive monitoring and control methodologies. Moreover the area supports the implementation of LATAM’s sustainability strategy through a technical expert team.

The biggest milestone of last year was the implementation of a new environmental management system (IEnvA Stage 2) which is currently in process of certification by IATA.

Emergency Response Management

LATAM Emergency Response Management is responsible for overall corporate Emergency Response Plan (“ERP”) implementation. It has been designed to comply with airline responsibilities (as defined by ICAO) and for overall management, command and control of the crisis response. LATAM ERP sets procedures to deal with different scenarios, such as aircraft accidents, serious incidents, natural disasters, union strikes and pandemics. ERP establishes specific teams, procedures, and resources to mitigate the impact of these emergencies on our passengers, their families and for caring about others affected, besides ensuring the continuity of our operations. The ERP is an essential tool to meet the needs for those who need most, and we have different levels of teams prepared to be activated (but is not limited to): Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a dedicated “Go Team” that can be activated and address an emergency situation.

Fuel Supplies

Fuel costs comprise one of the single largest categories of our operating expenses. In 2022, total fuel costs represented 40.3% of our total operating expenses. As of December 31, 2022, crude oil prices increased significantly compared both to December 31, 2021, and December 31, 2019. Our average into-wing price for 2022 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$3.81 per gallon, representing an increase of 73% from the 2021 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which is in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Risk of Fluctuations in Fuel Prices.”

The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	Year ended December 31, 2022 (1)
	2022	2021	2020
Fuel consumption (thousands of gallons)	1,017,158.6	677,110.0	586,191.5
ASK (millions)	113,851.9	67,635.7	55,688.0
Fuel gallons consumed per 1,000 ASK	8.9	10.0	10.5
Total fuel costs (US$ thousands)	3,882,505	1,487,776	1,045,343
Cost per gallon (US$)	3.8	2.2	1.8
Total fuel costs as a percentage of total operating expenses	40.3%	23.9%	17.4%

In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates are on a weekly, bi-weekly and monthly basis. Brazil, our largest market, bases its price on a refinery posting updated every month, which is set in Brazilian real per liter, plus fees and taxes. Refinery prices in Brazil have stabilized and matched a more transparent import parity model, creating a more competitive and predictable market for the region.

The fuel supply agreements vary by airport and are distributed among 23 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (43%), Chile (16%), the United States (10%), Peru (11%) and Colombia (7%). In 2021, as part of the Chapter 11 proceedings and due to the expiration of some Fuel Supply contracts, we negotiated fuel supply in Chile, Perú, USA, Brazil, Argentina and certain major European airports. This negotiation strengthened our relations with global fuel suppliers with long term agreements and generally favorable commercial conditions that are expected to contribute to LATAM´s business plan. In 2022, the fuel supply contracts that were part of long term agreements negotiated in Chapter 11 continued to be in effect, some of them without inflation escalation, putting LATAM in a favorable competitive position. Finally, at the end of 2022, fuel supply in Chile, Peru, Argentina and major European airports was negotiated for 2023’s operation.

In Chile and Peru, a fuel import model is used in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in São Paulo and move from there to Guarulhos, São Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so. In 2019, refinery prices in Brazil stabilized as a result of the fuel import project from LATAM. During 2019 LATAM also worked along with the Latin American and Caribbean Air Transport Association (“ALTA”) to ensure a more competitive refinery price in Uruguay and reached an agreement that lowered its price by approximately 50 cents per gallon and which achieved competitive parity with the rest of the region. During 2020, LATAM worked along with IATA and ALTA in initiatives and financial incentives to help the industry during the crisis, and managed to accomplish a significant price reduction for international prices in Bolivia and a VAT reduction for domestic flights in Colombia. During 2022, the political environment in Europe resulted in a decrease of jet fuel refining and lack of product, and although the region did not suffer any disruption, it saw an increase in international freight prices and therefore resulted in higher import parity costs for the countries that have that pricing model (Chile, Peru, Brazil, for example).

As part of a comprehensive energy efficiency initiative, LATAM group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:

●	Investments in more modern and efficient aircraft, such as the Boeing 787 and the Airbus A320neo. Investment has been carried out to perform retrofits to a portion of our Airbus A320 fleet, allowing more efficient standard operational procedures. In 2022, LATAM committed the acquisition of 17 A321Neo to the company’s operations, which will be added to the 70 A320Neo previously acquired, reducing fuel consumption, CO2 and NO emissions for each flight.

●	Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services). During late 2019 and early 2020, the in-flight magazine was removed from all aircraft, reducing nearly 50 kg from each flight. In addition, work with local authorities in Brazil have allowed for changes in fuel policy regulations, reducing unnecessary route reserve fuel and standardizing said fuel policy with the rest of the region.

●	As of 2019, LATAM deployed LATAM Pilot Tools, an in-house developed mobile app. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other efficiency and safety indicators. As of December 2019, fuel efficiency initiatives were added to the pilot app, giving more visibility to their KPIs and adding significant savings.

●	Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.

●	Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.

●	Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates on them that improve fuel consumption.

●	Improvements of the flight plan management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans. During 2019, we implemented policy changes, optimizing fuel planning according to destination, standardizing policies for all dispatch centers, allowing for centralized performance tracking and unified criteria.

●	During 2020, in the context of the COVID-19 pandemic, operational parameters flight speed/fuel cost relations (Cost Index) were revised to take into account the new variable cost structure, thus generating optimal Cost Indices for each aircraft to assure the most efficient operation. Regarding flight planning, route optimization was introduced, given the overflight cost reduction presented by some governments, hence allowing for shorter trajectories to be flown between long haul city pairs.

●	Since 2020, the work together with the Advanced Analytics department has begun in order to generate Machine Learning models, allowing more accurate weight and extra fuel forecasts, as well as the flight route optimization. The department will continue working in this line in order to generate more tools for flight dispatch planning and even for pilots that give them critical recommendations both in flight plan and during flight that directly influence fuel consumption.

●	During 2022 LATAM implemented the new software from Airbus DPO (Descent Profile Optimization), optimizing the landing trajectory in 200 A320 airplanes. For each year, each airplane is expected to reduce 300 tons of CO2 emissions and 100 tons of fuel consumption.

●	As a consequence of the COVID-19 pandemic, some operational restrictions related to the efficient Auxiliary Power Unit (also known as “APU”) and air packs usage during on ground, taxiing and in flight operations were established by governments. Between 2020 and the first months of 2022, the fuel consumption of these units increased considerably, still LATAM started conversations with the governments to remove the restrictions, getting back to the pre-pandemic conditions.

As a direct result of this program, LATAM Airlines Group was recognized between 2014 and 2019 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency (due to LATAM Airlines Group and several of its affiliates filing for Chapter 11 and the LATAM ADRs delisting from the New York Stock Exchange, the group was not eligible to be considered for the Dow Jones Sustainability Index between 2020 and 2022). The magnitude of this program has allowed us to reduce operational costs along with the improvement of environmental performance, and to enhance environmental awareness both within the Company and externally.

Ground Facilities and Services

The main operations are based at the Guarulhos Airport in São Paulo, Brazil. The Brazilian affiliate also operates significant ground facilities and services at its headquarters located at Congonhas International Airport in São Paulo, Brazil.

LATAM also has significant operations at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the DGAC and other outsourced concessions. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.

We incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.

Ancillary Airline Activities

In recent years, LATAM group has been developing different initiatives to increase its ancillary revenues generated by its airline operations. The implementation of these initiatives aims to offer a better on-board experience, while allowing passengers to customize their journey. LATAM’s customers are able to purchase additional services such as extra luggage, preferred seating options, upgrades to our Premium cabins, among others.

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (LATAM Pass) and other miscellaneous income. In 2022, LATAM generated other revenues of US$154.3 million from these activities.

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

LATAM also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. In general, LATAM’s vehicles are insured against the risk of robbery, damages, fire, and civil and general liabilities. Additionally, LATAM maintains a casualty insurance policy that provides coverage worldwide.

Information and Digital Technologies

During 2020 and 2021, LATAM launched a new website and mobile app in selected regions to help customers complete their purchases in less time than it took before, and manage payments, refunds and compensations through a digital wallet, all while seeking to strengthen its ancillary offering.

The group is also working on a new airport experience, with automatic check-in, new layouts, and a new kiosk experience. During 2022, we kept expanding airport digitization with several projects that positively impacted our customers’ experience, such as automatic check-in (used by more than 86% of customers at the end of 2022), self-bag tag (74% of customers in December) and advancing with self-bag drop implementation (37% of customers in December). Besides that, the flexibility and opening of borders allowed the re-opening and expansion of several international routes, after more than 12 months of impact. Following this trend, our customers can now send their documents digitally prior to boarding to be validated through the Ready to Fly (Pre-Flight check documentation). During 2023 we expect to have an advanced implementation of digital products on customer experience for all the journey, and will face some innovations such as self-boarding (biometric). For more information on other measures, see “Item 4. Information of the Company-B. Business Overview-Passenger Operations-Passenger Marketing and Sales.”

LATAM has also incorporated a dedicated analytics and AI taskforce, focused on network optimization and flight offer personalization, fuel consumption and predictive maintenance.

Regarding compliance, LATAM has periodic reviews by internal and external advisors, alignment with best international practices and approved industry standards such as SOx (Sarbanes-Oxley Law), PCI-DSS (Payment Card Industry Data Security Standard), ISO/IEC 27001 Information Security Management, GDPR (General Data Protection Regulation - Europe) and LGPD (General Data Protection Law - Brazil), Data Protection - Colombia (Law No. 1581, 2012, and Decree No. 1377, 2013), and any other local data privacy laws of each country where LATAM group operates.

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

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). With the adoption of this framework, the aviation industry became the first industry to achieve an agreement with respect to its CO2 emissions. The scheme, which defines a unified standard to regulate CO2 emissions in international flights, is being implemented in various phases by ICAO member states starting in 2021 (with the voluntary member states).

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

Airfare Pricing Policy

Chilean airlines are permitted to establish their own domestic and international fares without government regulation. For more information, see “-Antitrust Regulation” below. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations in Chile consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least 20 days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least 10 days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.

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

LATAM group has obtained and maintains the necessary authority from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from ANAC, the continuation of which is subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.

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

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines, in order to obtain the operational permit, the company must comply with the RAC and fulfill legal, economic and technical requirements, in order to later be subject to public hearings where the public convenience and necessity of the service is considered. The same process must be followed to add national or international routes; whose concession is subject to the bilateral instruments entered into by Colombia. The only exception for not complying with the public hearing procedure is that the application comes from a country member of the CAN, or that the route or permit being applied for is part of a deregulated regime. Even if it does not go through the public hearing process, the airline must submit a complete study to the AC and the request is made public on the website of the authority. Routes cannot be transferred under any circumstance and there is no limit to foreign investment in domestic airlines.

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

As described above under “-Route Rights-Airfare Pricing Policy,” in the Resolution N°445 of August 1995, the TDLC approved a merger control transaction between LAN Chile and LADECO, but imposed a specific self-regulatory fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This Airfare Pricing Policy Plan was updated by the TDLC particularly to maintain its objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme.

Since October 1997, LATAM and LATAM Chile follow a self-regulatory plan, which was modified and approved by the TDLC in July 2005, and further in September 2011. In February 2010, the FNE closed the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

In June 2012, the antitrust authorities in Chile and Brazil each imposed certain mitigation measures as part of their approval of LAN - TAM transaction. Furthermore, the association was also submitted to the antitrust authorities in Germany, Italy, Spain and Argentina. All these jurisdictions granted unconditional clearances for this transaction. For more information regarding these mitigation measures please see below:

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

On January 31, 2022, LATAM Airlines Group S.A. received a resolution issued by TDLC regarding a LATAM request for clarification about the Seventh Condition of the Decision. This resolution says that paragraphs VII.1 and VII.3 of the mentioned Condition apply to LATAM even if it does not belong to a global airline alliance.

LATAM Airlines Group S.A. and Delta Air Lines successfully reached an agreement on the implementation, along with certain mitigation measures for their Joint Venture Agreement (JVA) with FNE and on October 28, 2021 received approval of the agreement from Chile’s Tribunal de la Libre Competencia (“TDLC”).

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

On September 30, 2022, the U.S. Department of Transportation (“DOT”) approved the joint venture between Delta Air Lines and LATAM Airline Group.

Colombia

On September 4, 2020 LATAM and Delta filed the joint venture before Aerocivil, applying for an approval of the agreement, which was finally received on May 10, 2021.

C.	Organizational Structure

LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of February 28, 2023 is as follows:

(*) Qatar owns 9.999999992% of shares over LATAM’s statutory capital, represented by 606,407,693,000 shares.

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

As of December 31, 2022 we held a 100% stake in Transporte Aéreo S.A. through direct and indirect interests, a 23.62% stake in LATAM Airlines Peru through direct interests, a 55.00% stake of the voting shares of LATAM-Airlines Ecuador and a 100% of the non-voting shares of Holdco Ecuador S.A., who has 45.00% of the voting shares of LATAM-Airlines Ecuador, a 99.20% indirect stake in LATAM Airlines Colombia and a 100% stake of the non-voting shares of TAM, and 51.04% of the voting shares and 100% of the non-voting shares of Holdco I S.A., which has 100% of the voting shares of TAM. Following changes in Brazilian law, which now permits foreign persons to own up to 100% of the voting capital of Brazilian airlines, in February 2019, we increased our ownership of the voting shares of Holdco I S.A. to 51.04%.

The cargo operations are carried out by LATAM Cargo, LATAM Cargo Brazil and LATAM Cargo Colombia. As of December 31, 2022, we held 100% of the non-voting shares and 20% (preferred) of TAM S.A. (a total of 63.09% of TAM S.A.) which is the sole shareholder of LATAM Cargo Brazil and a 90% stake in LATAM Cargo Colombia through direct and indirect participation. TAM S.A. has 100% of the non-voting shares and 100% of the voting shares of LATAM Cargo Brazil. The cargo business is marketed internationally primarily under the LATAM Cargo brand.

D.	Property, Plant and Equipment

Chile

Headquarters

Our main corporate facility is located in Las Condes, where we rent 8,100 m2 for our executive offices in a central location of Santiago, Chile. This space is distributed in nine floors along two buildings.

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

Fast Air Almacenes de Carga S.A., one of our affiliates that operates import customs warehouses, utilizes a 10.500 m² warehouse located at Comodoro Arturo Merino Benítez International Airport.

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

New Facilities

LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2022, including:

1. Opening of 6 new bases: Montes Claros (MG), Juiz de Fora (MG), Presidente Prudente (SP), Caxias do Sul (RS), Cascavel (PR) and Sinop (MT).

2. Optimization of spaces in 34 Airports.

Other locations

We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aeroterm, a division of Realterm. For the year ended 2022, we paid US$10.5 million in rent under the foregoing leases.

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

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.

The summary consolidated annual financial information as of December 31, 2022, 2021 and for the years ended December 31, 2022, 2021 and 2020, has been prepared in accordance with IFRS and has been derived from our audited consolidated annual financial statements included in this annual report. The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Overview

We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2022, 80.2% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 18.1% came from our cargo business. The remaining 1.6% was classified as other operating income, which consists primarily of subleases of aircraft to third parties and other miscellaneous income.

Our operating environment in 2022 continued to be affected by volatility in the region resulting from the COVID-19 pandemic, however, our operations showed a clear recovery trend along the year, mostly following the recovery of the international capacity, which had been notably lagging behind the domestic segments during 2020 and 2021.

Passenger Operations

In general, LATAM’s passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, and the attractiveness of the destinations that are served. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. The capacity is measured in terms of available seat kilometers (“ASKs”), which represents the sum, across the network, of the number of seats made available for sale on each flight, multiplied by the kilometers flown by the respective flight. Traffic in RPKs is measured, as the sum, across the network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Yield, revenue from passenger operations divided by RPKs, is used to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues.

	Year ended December 31,
	2022	2021	Var. %
ASKs (million) (at period end)
International	49,575.7	20,461.0	142.3%
SSC	23,384.7	17,847.8	31.0%
Domestic Brazil	40,891.8	29,326.8	39.4%
Total	113,852.2	67,635.7	68.3%

RPKs (million)
International	41,140.5	13,500.5	204.7%
SSC	18,942.6	13,359.8	41.8%
Domestic Brazil	32,504.8	23,456.3	38.6%
Total	92,587.8	50,316.5	84.0%

Passenger load factor (%)
International	83.0	66.0	17.0	p.p.
SSC	81.0	74.9	6.2	p.p.
Domestic Brazil	79.5	80.0	(0.5)	p.p.
Combined load factor	81.3	74.4	6.9	p.p.

In terms of passengers transported by LATAM, during 2022 we carried 22.3 million more passengers than in 2021, totaling 62.5 million passengers. For the full year 2022, passenger traffic increased 84.0% and total passenger capacity increased 68.3%

During 2022, ASKs for domestic operations in Brazil increased by 39.4% compared to the previous year. Passenger traffic as measured by RPKs increased by 38.6% in 2022 with regard to 2021, resulting in a stable passenger load factor, remaining at 79.5%

The domestic operations of our affiliate carriers based in SSC, which accounted for 20.5% of total passenger capacity (measured by ASKs) in 2022, showed an increase of 41.8% in passenger traffic (measured by RPKs) in the year while capacity increased 31.0% as compared to 2021. As a result, the passenger load factor increased by 6.2 percentage points to 81.0%.

The group’s international operations were still affected by the pandemic’s resulting government-imposed requirements, travel restrictions, and the willingness to travel from passengers. Despite the above, the ease of restrictions in the different markets where we operate has allowed our international segment to recover notably during 2022. Compared to the previous year, capacity in international operations increased by 142.3% and traffic by 204.7% compared to 2022, resulting in a notable increase of 17.0 percentage points in passenger load factors, which reached 83.0%.

Cargo Operations

Cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by the capacity, traffic, cargo load factors and yield. The capacity is measured in terms of available ton kilometers (“ATKs”) which represents the number of tons available across the network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. Traffic in revenue ton kilometers (“RTKs”) is measured as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of the cargo capacity that is actually used to transport cargo for the customers. Finally, cargo yield, or revenue from cargo operations divided by RTKs, is used to measure the average amount that the customers pay to transport one ton of cargo per kilometer.

During 2022, cargo traffic increased by 16.4% compared to 2021, while cargo capacity increased 30.7% year-over-year, which led to a drop of 6.9 percentage points in cargo load factors to 56.5%. Cargo yield decreased 3.8% year-over-year. As a result, revenues per ATK decreased 14.3% in comparison to the previous year.

Cost Structure

LATAM’s costs are largely driven by the size of its operations, fuel prices, fleet costs and exchange rates. Operating expenses are calculated in accordance with IFRS and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other gains/(losses)” plus “restructuring activities” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. Restructuring activities expenses are those costs related to the Initial and Subsequent debtors’ filing for Chapter 11 voluntary protection and associated restructuring. The following is a discussion of the drivers of the most important costs.

As an airline group, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2022, average jet fuel prices increased 73.4%. LATAM has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Upon filing for Chapter 11, counterparties terminated all of our hedging contracts. Subsequently, LATAM has entered into new fuel hedging contracts in accordance with orders from the Bankruptcy Court. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.

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

Commissions paid to travel and cargo agents are also a significant cost to LATAM. LATAM group competes with other airlines over the amount of commission paid per sale, particularly in connection with special programs and marketing efforts, and to maintain competitive incentives with travel agents.

Fleet related expenses, namely aircraft rentals, aircraft maintenance and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. Generally, these costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates. In 2023, only a fraction of LATAM’s wide-body fleet will continue to operate on a payment-by-use basis (known as Power-by-the-Hour, “PBH”), resulting from the company’s Chapter 11 proceedings and negotiations with financiers and lessors by then.

The Aircraft Rentals expense line is used to account for the expenses associated with the group’s variable payments related to aircraft with operating leases whose long-term agreements have been signed and approved by the US Court. Starting in 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Restructuring activities refer to the gains/losses in connection with the Chapter 11 proceedings, including costs related with the rejection of aircraft lease contracts, rejection of IT contracts, renegotiation of fleet contracts and legal advice fees, among others; as well as gains on the settlement of Chapter 11 claims for accounts payable. For more information on the restructuring activities gains/losses, please see Note 2, 16 and 26 of our audited consolidated financial statements.

Results of Operations

LATAM Airlines Group Financial Results Discussion: Year ended December 31, 2022 compared to year ended December 31, 2021.

The following table sets forth certain income statement data for LATAM Airlines Group, for the year ended December 31, 2022, and December 31, 2021.

	Year Ended December 31,
	2022	2021	2022	2021
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2022/2021 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	7,636.4	3,342.4	81.6%	68.4%	128.5%
Cargo	1,726.1	1,541.6	18.4%	31.6%	12.0%
Total operating revenues	9,362.5	4,884.0	100.0%	100.0%	91.7%

Cost of sales	(8,103.5)	(4,963.5)	(86.6)%	(101.6)%	63.3%

Gross margin	1,259.0	(79.5)	13.4%	(1.6)%	n.a.
Other operating income	154.3	227.3	1.6%	4.7%	(32.1)%
Distribution costs	(426.6)	(291.8)	(4.6)%	(6.0)%	46.2%
Administrative expenses	(576.4)	(439.5)	(6.2)%	(9.0)%	31.2%
Other operating expenses	(531.6)	(535.8)	(5.7)%	(11.0)%	(0.8)%
Restructuring activities gains/(losses)	1,679.9	(2,337.2)	17.9%	(47.9)%	(171.9)%
Financial income	1,052.3	21.1	11.2%	0.4%	4,885.5%
Financial costs	(942.4)	(805.5)	(10.1)%	(16.5)%	17.0%
Foreign exchange gains/(losses)	26.0	131.4	0.3%	2.7%	(80.2)%
Result of indexation units	(1.4)	(5.4)	0.0%	(0.1)%	(73.8)%
Other gains/(losses)	(347.1)	30.7	(3.7)%	0.6%	(1,231.5)%

Income (loss) before income taxes	1,346.0	(4,084.2)	14.4%	(83.6)%	(133.0)%
Income (loss) tax expense	(8.9)	(568.9)	(0.1)%	(11.6)%	(98.4)%

Net income (loss) for the period	1,337.1	(4,653.1)	14.3%	(95.2)%	(128.7)%

Income (loss) for the period attributable to the parent company’s equity holders	1,339.2	(4,647.5)	14.3%	(95.2)%	(128.8)%

Income (loss) for the period attributable to non-controlling interests	(2.1)	(5.7)	0.0%	(0.1)%	(63.3)%

Net income (loss) for the period	1,337.1	(4,653.1)	14.3%	(95.2)%	(128.7)%

Earnings per share
Basic earnings per share (US$)	0.01386	(7.66397)	n.a	n.a	(100.2)%
Diluted earnings per share (US$)	0.01359	(7.66397)	n.a	n.a	(100.2)%

*	The abbreviation “n.a.” means not available.

Operating Revenues

Our total operating revenues increased by 91.7% to US$9,362.5 million for the year ended December 31, 2022 compared to revenues of US$4,884.0 million in 2021. The 2022 increase in operating revenues was mainly attributable to the recovery in air travel and its direct impact on passenger revenues. Passenger and cargo revenues accounted for 81.6% and 18.4% of total operating revenues in 2022, respectively.

Our consolidated passenger revenues increased by 128.5% to US$7,636.4 million in 2022 from US$3,342.4 million in 2021, as a result of the easing of travel restrictions both in the region and worldwide, and its subsequent impact on passenger operations. This was driven by the increase in passenger traffic, which increased 84% (measured in RPKs) with respect to 2021.

Cargo revenues increased by 12.0%, to US$1,726.1 million in 2022 from US$1,541.6 million in 2021, mainly driven by the increase in cargo dedicated capacity also accompanied by the healthy trend in yields as compared with the pre-pandemic context. Cargo capacity increased by 30.7% and traffic increased by 16.4%, resulting in a 6.9 p.p. load factor decrease. Cargo yields fell 3.8% year over year and as a result, revenues per ATK decreased by 14.3%.

Cost of Sales

Cost of sales increased by 63.3% to US$8,103.5 million for the year ended December 31, 2022 (from US$4,963.5 million in 2021), mainly due to the increase in fuel price during the year in addition to overall increasing costs due to the annual recovery in passenger operations.

The table below presents cost of sales information for the fiscal year ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021	2022	2021
	(in US$ millions, except per share data)		As a percentage of total operating revenues		2022/2021 % change
Revenues	9,362.5	4,884.0	100.0%	100.0	91.7%
Cost of sales	(8,103.5)	(4,963.5)	(86.6)%	(101.6)%	63.3%

Aircraft Fuel	(3,882.5)	(1,487.8)	(41.5)%	(30.5)%	161.0%
Wages and Benefits	(973.7)	(766.2)	(10.4)%	(15.7)%	27.1%
Other Rental and Landing Fees	(1,031.5)	(749.8)	(11.0)%	(15.4)%	37.6%
Depreciation and Amortization	(1,083.0)	(1,073.0)	(11.6)%	(22.0)%	0.9%
Aircraft Maintenance	(582.7)	(533.9)	(6.2)%	(10.9)%	9.1%
Passenger Services	(184.4)	(77.4)	(2.0)%	(1.6)%	138.2%
Aircraft Rentals	(202.8)	(120.6)	(2.2)%	(2.5)%	68.2%
Other Costs of Sales	(162.8)	(154.8)	(1.7)%	(3.2)%	5.2%

Fuel costs increased by 161%, mainly as a result of a 73.4% increase in average fuel price during the year plus a 50.2% increase in fuel consumption compared to 2021 attributed to the recovery of passenger operations throughout the year.

Wages and benefits increased by 27.1%, explained by an 8% increase in the average number of employees, driven by incorporations in areas directly linked with the operations such as crew members and airport staff, in addition to the inflationary pressures in the region.

Other rental and landing fees increased 37.6%, mainly due to the increase in the level of passenger operations.

Depreciation and amortization slightly increased by 0.9%, as the total operating fleet did not vary significantly between 2022 and 2021.

Aircraft maintenance increased by 9.1% mainly attributed to higher unit costs in maintenance tasks due to global inflationary pressures, plus a catch up on task deferrals associated with the return of aircraft into service after extended downtime and following the increase in projected future operations.

Passenger services increased by 138.2% mainly explained by the increased level of passenger operations in addition to the recovery in international flights, which normally offer more intensive catering and onboard services.

The Aircraft Rentals line includes costs associated with lease payments based on power by the hour (PBH) for contracts that were modified to that structure. The Aircraft Rentals expense line is used to account for the expenses associated with the group’s variable payments related to aircraft with operating leases whose long-term agreements have been signed and approved by the US Court. During 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract that then switches back to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially had a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities). In 2022, aircraft rental expenses totaled US$202.8 million.

As a result of the above, gross margin (defined as operating revenue minus cost of sales) totaled a gain of US$1,259 million, compared to a loss of US$79.5 million in 2021.

Other Consolidated Results

Other operating income decreased in 2022 by 32.1%, from US$227.3 million in 2021 to US$154.3 million in 2022, mainly due to the cessation of certain compensation payments from Delta Air Lines as agreed upon in the signing of the Joint Venture Agreement in 2019.

Distribution costs increased 46.2%, totaling US$426.6 million, due to an increase in sales commissions plus an increase in fixed costs related with the commercial areas.

Administrative expenses increased 31.2% from US$439.5 million in 2021 to US$576.4 million, due to the increase in headcount, plus an increase in marketing expenses and administration expenses related to commissions of payment methods. In 2021, LATAM group had an average of 28,429 employees, while in 2022 this was increased to an average of 30,877 employees.

Other operating expenses decreased slightly by 0.8% from US$535.8 million in 2021 to US$531.6 million.

Gain from Restructuring activities totaled US$1,679.9 million in 2022, in connection with our Chapter 11 proceedings, and included an earnings effect attributable to the exit from Chapter 11, partially offset by costs related with the renegotiation of fleet contracts and legal advice fees. For more information on gain (losses) restructuring expenses, please see Note 2, 24 and 26 of our audited consolidated financial statements.

Financial income increased from US$21.1 million in 2021 to US$1,052.3 million in 2022, mainly explained by gains on the settlement of certain financial claims as well as a reversal of previously recognized accrued interest for financial liabilities that were restructured, both attributable to the exit from Chapter 11. For more information, please see Note 26 of our audited consolidated financial statements.

Financial costs increased by 17.0% to US$942.4 million in 2022 from US$805.5 million in 2021, mainly explained by the DIP financing and DIP-to-Exit financing that were in place until the Company’s emergence from Chapter 11, in addition to a progressive increase throughout the year in base interest rates.

The foreign exchange gain of US$26.0 million in 2022, compared to a gain of US$131.4 million in 2021, was driven mainly by the appreciation of the Brazilian Real during 2022.

Other gains (losses) registered a loss of US$347.1 million, compared to a gain of US$30.7 million in 2021, principally due to the recognition at net realizable value of A319 family aircraft classified as held for sale during 2022.

The income tax expense for 2022 amounted to US$(8.9) million as compared to an income tax expense of US$(568.9) million in 2021. This difference is mainly explained by a derecognition of deferred tax assets registered in 2021. In 2022, the annual result was mainly attributed to current tax owed by LATAM and certain affiliates of the group. For more information, see Note 17 to our audited consolidated financial statements.

Net profit

Net profit for the year ended December 31, 2022 totaled US$1,337.1 million, which compares with a net loss of US$4,653.1 million in 2021. Net profit attributable to the parent company’s shareholders was US$1,339.2 million in 2022. As a result of the Company’s accumulated losses as of the year end, this net profit will not be eligible for a profit distribution through dividends.

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

Other operating expenses decreased by 22.7% from US$692.9 million in 2020 to US$535.8 million as a result of bad debt provisions and various labor, civil and legal processes.

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

U.S. Dollar Presentation and Price-Level Adjustments

General

Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of LATAM Airlines Group S.A. and each of the subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

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

Net losses or gains arising from the re-expression of non-monetary items and income and costs, recognized in the consolidated income statement under “Result of indexation units.”

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

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) on currency translation, before tax.”

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

Effects of Exchange Rate Fluctuations

Our functional currency is the U.S. dollar for the pricing of our products, composition of our balance sheet and effects on our results of operations. In 2022, approximately 44% of our revenues were in U.S. dollars or in currencies pegged to the U.S. dollar and approximately 70% of our expenses were denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.

A substantial majority of our liabilities are denominated in U.S. dollars (60.0% as of December 31, 2022), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2022, 75.9% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.

Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$131.4 million in 2021 and net foreign exchange gain of US$26.0 million in 2022, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.

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

	2022	2021	2020
Cost per ASK
Operating expenses (US$ thousands)	9,638,086	6,230,623	5,999,957
Divided by ASK (million)	113,851.9	67,635.7	55,688.0
= Cost per ASK (US$ cents)	8.47	9.21	10.77

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	9,638,086	6,230,623	5,999,957
- Aircraft fuel (US$ thousands)	3,882,505	1,487,776	1,045,343
Divided by ASK (million)	113,851.9	67,635.7	55,688.0
= Cost per ASK excluding fuel price variations (US$ cents)	5.06	7.01	8.90

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

The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2022	2021	2020
Passenger Revenues (US$ thousands)	7,636,429	3,342,381	2,713,774
ASK (million)	113,852.2	67,635.7	55,688.0
Passenger Revenues/ASK (US$ cents)	6.71	4.94	4.87
Cargo Revenues (US$ thousands)	1,726,092	1,541,634	1,209,893
ATK (million)	6,255.7	4,788.1	4,708.3
Cargo Revenues/ATK (US$ cents)	27.59	32.20	25.70

Seasonality

Operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the Company. However, seasonality is partially mitigated by LATAM’s focus on business passengers (which are less sensitive to seasonality). Additionally, the expansion of the LATAM group into other countries and the cargo segment with different seasonal patterns has also moderated the overall seasonality of the passenger business. COVID-19 has also disrupted traditional seasonality patterns and introduced new factors to consider, such as the consideration of months or seasons in which the number of cases tends to be higher, traveling restrictions and requirements imposed by different countries, vaccination rates or the surge or spread of new variants of COVID-19.

Operating Data

The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2020, December 31, 2021 and December 31, 2022. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data	2022	2021	2020
ASKs (million)	113,852.2	67,635.7	55,688.0
RPKs (million)	92,587.8	50,316.5	42,624.4
ATKs (million)	6,255.7	4,788.1	4,708.3
RTKs (million)	3,532.5	3,034.9	3,077.8

B.	Liquidity and Capital Resources

LATAM’s cash and cash equivalents amounted to US$1,216.7 million as of December 31, 2022, US$1,046.8 million as of December 31, 2021, and US$1,695.8 million as of December 31, 2020. Additionally, the Company had short-term marketable securities totaling US$0.3 million as of December 31, 2022, US$0.3 million as of December 31, 2021, US$0.3 million as of December 31, 2020. LATAM’s cash and cash equivalents and marketable securities totaled US$1,217.0 million as of December 31, 2022, US$1,047.2 million as of December 31, 2021 and US$1,696.2 million as of December 31, 2020.

The US$169.8 million increase in cash and cash equivalents and marketable securities from 2021 to 2022 can be explained mainly by the successful exit from Chapter 11 with a solid financial position and the recovery in travel demand due to the reopening of the borders as vaccine distribution ramped up, offset by the increase of capital expenditures corresponding to the same increase in the operation given to the recovery of passenger traffic.

The US$649.0 million decrease in cash and cash equivalents and marketable securities from 2020 to 2021 can be explained mainly by the continued limited operations due to the restrictions and border closures of countries during the COVID-19 outbreak and deferral of capital expenditures corresponding to the previous year compensated by partial draws of the Debtor in Possession (“DIP”) financing during the year.

Cash position and liquidity

The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2022, 2021 and 2020 and our total cash position as of December 31, 2022, 2021 and 2020.

	2022	2021	2020
	(in US$ million)
Net cash flow from operating activities	96.8	(174.2)	(494.7)
Net cash flow from (used in) investing activities	(749.0)	(552.5)	33.6
Net cash flow from (used in) financing activities	855.0	109.6	1,120.8
Effects of variation in the exchange rate on cash and cash equivalents	(33.0)	(31.9)	(36.5)

Cash and cash equivalents at the beginning of the year	1,046.8	1,695.8	1,072.6
Cash and cash equivalents at the end of the year	1,216.7	1,046.8	1,695.8

As of December 31, 2022 in addition to cash and marketable securities, LATAM has US$1,100 million related to two undrawn Revolving Facilities.

Net cash flows from operating activities

Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2022 increased by US$271.0 million, from US$(174.2) million to US$96.8 million, mainly due to an increase in operations (a 68% increase in ASKs operated compared to 2021) thanks to the recovery of the operation and the lifting of the most severe travel restrictions across the region.

Net cash inflows from operating activities in 2021 increased by US$320.5 million, from US$(494.7) million to US$ (174.2) million, mainly due to an increase in operations (a 21% increase compared to 2020) thanks to the recovery of the operation and the lifting of the most severe travel restrictions across the region.

Net cash flow used in investing activities

Net cash used in investing activities in 2022 increased to US$749.0 million from US$552.5 million in 2021. The increase is mainly due to the increase in operations following the recovery of passenger traffic after a significant decrease in the number of travelers due to the COVID-19 period, which implied an increase in investing activities including maintenance activities and purchase of spare components.

Net cash used in investing activities in 2021 increased to US$ 552.5 million from US$33.6 million in 2020. The increase is explained mainly by deferred capital expenditures in aircraft, engines, freighter conversions, maintenance and investment projects from 2020 and by the recovery in operation.

Net cash flows used in financing activities

In 2022, net cash in financing activities amounted to US$855.0 million, an increase of US$745.3 million from the US$109.6 million in cash used in financing activities in 2021. The company paid US$9,767.9 million in loan repayments, an increase of US$9,304.8 million explained mainly by the emergence from Chapter 11 and certain increased payments related to the DIP financing. Total debt issuances in 2022 amounted to US$7,988.4 million, an increase of US$7,196.7 million compared to US$791.1 million issued in 2021. The Company also obtained equity instruments in 2022 by US$3,751.8 million related to the successful exit from Chapter 11.

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

Sources of financing

Fleet Financing

LATAM typically finances the fleet with long-term loans covering between 80% and 100% of the net purchase price. It also finances our aircraft under sale and leaseback arrangements and operational leases in order to add flexibility to the fleet. For more information regarding fleet financing, please refer to the information below and to “-E. Contractual Obligations-Long Term Indebtedness.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of cargo or ticket receivables or the securitization of fleet and engines.

Revolving Facilities

As of December 31, 2022, the Company has US$ 1,100 million fully committed and available from the undrawn Revolving Facility. The available revolver capacity consists of two lines of credit: one for US$ 600 million and another for US$ 500 million.

Capital expenditures

Capital expenditures are related to the acquisition of aircraft, maintenance CAPEX, restocking of parts, IT-related CAPEX, fleet projects such as cabin retrofits, cargo freighter conversions, and certain other strategic projects. LATAM’s capital expenditures is recorded in the Financial Statements in its cash flow statement through the following lines: Purchase of Property, Plant and Equipment, Purchases of Intangible Assets, and is part of Payments to Suppliers for the Supply of Goods and Services. Purchase of Property, Plant and Equipment totaled US$780.5 million in 2022, US$597.1 million in 2021 and US$324.3 million in 2020, and purchases of intangible assets totaled US$50.1 million in 2022, US$88.5 million in 2021 and US$75.4 million in 2020. Maintenance CAPEX associated with operating leases included in Payments to Suppliers totaled US$163.7 million in 2022, US$149.1 million in 2021 and US$66.0 million in 2020. See “-Sources of financing” above.

The following chart sets forth the Company’s estimated capital expenditures from 2023 to 2025 calendar year, which are subject to change and may differ from the actual capital expenditures. PDPs and Other expenditures, as shown in the table below, represent estimated cash out flows for the Company that will be recorded in the Net cash flow from (used in) investing activities under the Property Plant and Equipment and Purchases of Intangible Assets and in the Net cash flow from operating activities for the case of the maintenance related to the operating leases fleet. In the case of fleet commitments, in the below table they are presented as estimated Fleet CAPEX and the aircraft price of Fleet CAPEX represents the present value of the right of use aircraft (as per IFRS16) assumed to be received under operating lease agreements. However, aircraft arriving under an operating lease do not represent a cash outflow upon their arrival, but rather represent the recognition of a right-of-use asset and a lease liability, and therefore will not be recorded in the Cash Flow Statement as per IFRS accounting rules.

	Estimated capital expenditures by year, as of December 31, 2023
	2023	2024	2025
	(in US$ millions)
Fleet Commitments (1)	(835)	(539)	(1,253)
PDPs (2)	50	(57)	(66)
Other expenditures (3)	(1,165)	(1,301)	(1,068)

(1)	The number of aircraft included in Fleet CAPEX calculation includes all the committed deliveries (from manufacturers and lessors) with estimates regarding current scheduled delivery dates. The aircraft price of Fleet CAPEX represents the present value of the right of use aircraft under operating lease agreements, as per IFRS16.

(2)	Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.

(3)	Other Expenditures include estimates of capital expenditures on spare engines and parts, maintenance of fleet, projects and others, plus purchases of intangible assets.

For reference, LATAM group’s fleet commitments presented as the value of all committed deliveries by manufacturers and/or lessors by year are US$1,217.0 million for 2023, US$756.8 million for 2024 and US$1,520.5 million for 2025. In the table above these commitments are assumed to be received under operating leases. In general, LATAM evaluates financing alternatives to meet its fleet commitments and therefore the amounts presented are not necessarily indicative of a cash outflow and depending on the type of lease agreement (operating or financial lease), the Cash Flow Statement will record fleet delivery differently: for financial leases, cash out will be recorded in the Net cash flow from (used in) investing activities based on the purchase price of the aircraft.

Long Term Indebtedness

Secured Debt

Aircraft Debt

1. ECA/EX-IM: Bank loans & bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2022, the total outstanding amount under these facilities was US$781 million.

2. Commercial Bank Loans: As of December 31, 2022, secured commercial bank loans debt totaled US$546 million.

3. Tax Leases: LATAM has secured debt through Japanese Leases with a call option (“JOLCO”). As of December 31, 2022, the outstanding obligations under these tax leases were US$202 million.

Non Aircraft Debt

1. Term Loan B Facility: On October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued a five-year term loan facility of US$ 1,100 million with an interest rate, at LATAM’s election, of either (i) Adjusted Term SOFR plus an applicable margin of 9.5%, or (ii) ABR, plus an applicable margin of 8.5%. As of December 31, 2022, the outstanding amount under the Term Loan B Facility was US$ 1,100 million.

2. Senior Secured Notes: On October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued (i) senior secured notes due 2027 for an aggregate principal amount of US$450 million with a coupon of 13.375% and (ii) senior secured notes due 2029 for and aggregate principal amount of US$ 700 million with a coupon of 13.375%. As of December 31, 2022, the outstanding amount under the Senior Secured Notes was US$1,150 million.

3. Spare Engine Facility: On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, issued a five-year credit facility guaranteed by spare engines for a principal amount of US$275 million. As of December 31, 2022, the outstanding amount under the Spare Engine Facility was US$275 million.

4. Pre-Delivery Payments (“PDP”) financing: As of December 31, 2022, the outstanding amount under PDP financings was US$71 million.

5. Other Guaranteed Obligations: As of December 31, 2022, the outstanding amount with the U.S. Export-Import Bank (“EXIM Bank”) was US$87 million. This portion of debt is derived from the sale of old aircraft, where the sale price was less than the debt outstanding, which left a shortfall financed by EXIM Bank and now guaranteed indirectly by other EXIM aircraft.

Unsecured Debt

1. Local Bonds: On September 5, 2022, LATAM Airlines Group S.A. registered with the Comisión para el Mercado Financiero, the Chilean local regulator, local bonds in the aggregate amount of UF 3,818,042 comprised of the Series F Bonds (BLATM-F), with a maturity in 2042 and a coupon of 2%. As of December 31, 2022, the outstanding amount of Local Bonds was US$157 million.

2. Commercial Bank Loans: As of December 31, 2022, unsecured Commercial Bank loans debt at LATAM Airlines Brazil stood at US$304 million.

As of December 31, 2022, the average interest rate of our debt was 9.3%. Out of the total debt, approximately 52% accrues interest at a fixed rate (through a stated fixed interest rate) or is subject to interest rate caps.

As of December 31, 2022, LATAM had US$4.7 billion in nominal financial debt liabilities. Of this amount, US$305 million are considered disputed claims.

As of December 31, 2022, we had purchase obligations with Airbus and Boeing totaling US$13.2 billion (according to manufacturer’s list price), with deliveries between 2023 and 2029, as set forth below:

●	Narrow-body passenger aircraft deliveries (Airbus A320-Family): 83 aircraft

●	Wide-body passenger aircraft deliveries (Boeing 787-9): 2 aircraft

2022 Fleet Additions

During 2022, LATAM completed the addition of the following wide-body aircraft:

●	Four Boeing 787-9 through operating leases.

During 2022, LATAM completed the addition of the following narrow-body aircraft:

●	Four Airbus A320 Neo through operating leases and one Airbus A320 through a short term lease.

2021 Fleet Additions

During 2021, LATAM completed the addition of the following wide-body aircraft:

●	Five Boeing 787-9 through operating leases.

During 2021, LATAM completed the addition of the following narrow-body aircraft:

●	Two Airbus A320 through operating leases, and eleven Airbus A321 through operating leases.

C.	Research and Development, Patents and Licenses, etc.

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

LATAM AIRLINES ARGENTINA has been registered in Argentina; LATAM AIRLINES COLOMBIA has been registered in Colombia; LATAM AIRLINES ECUADOR has been registered in Ecuador; LATAM AIRLINES PARAGUAY has been registered in Paraguay and LATAM AIRLINES PERU has been registered in Peru. LATAM CARGO has been registered and/or renewed in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States, and Venezuela. LATAM CARGO BRASIL has been registered in Brazil; LATAM CARGO COLOMBIA has been registered in Colombia; LATAM CARGO MEXICO has been registered in Mexico.

LATAM CORPORATE has been registered in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union, United Kingdom and Uruguay. LATAM FIDELIDADE has been registered in the following countries, Argentina, Australia, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, United Kingdom, Uruguay, and the United States. FIDELIDAD has been registered in Argentina; FIDELIDAD TAM has been registered in Paraguay; LATAM LINEAS AEREAS has been registered in Argentina, Colombia, Ecuador and Peru; LATAM MRO has been registered in Argentina; Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States, and Venezuela. LATAM PASS has been registered in Argentina, Bolivia, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States, Venezuela. LATAM PASS MILES has been registered in New Zealand and Australia. LATAM TOURS has been registered in Argentina, Colombia, Ecuador and Peru. LATAM TRADE has been registered in Argentina, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union, United Kingdom and Uruguay. Trademark LATAM TRAVEL has been registered in Argentina, Bolivia, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States, and Venezuela; trademark LATAM TRAVEL SOLUTIONS has been registered in Panama; LATAM VIAGENS has been registered in Brazil; LATAM, JUNTOS MÁS LEJOS has been registered in Argentina and Ecuador. LATAM, TOGETHER, FURTHER has been registered in Australia, New Zealand, United Kingdom and the European Union.

LATAMPLAY has been registered in Argentina, Colombia and Ecuador. LATIN AIRLINE NETWORK has been registered in Mexico, Nicaragua, New Zealand, United Kingdom and the European Union. LIBREVOLADOR has been registered in Bolivia, Ecuador, Paraguay and Peru. LIBREVOLADORES has been registered in Bolivia, Ecuador, Paraguay and Peru. LIDERES DEL SERVICIO has been registered in Argentina, LINEA AEREA CARGUERA DE COLOMBIA has been registered in Colombia.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil, LATAM; LATAM AIRLINES; LATAM AIRLINES BRASIL; LATAM CARGO, LATAM CARGO BRASIL; LATAM FIDELIDADE; LATAM MRO, LATAM PASS; LATAM TRADE; TAM LINHAS AÉREAS; LATAM TRAVEL; LATAM VIAGENS; LATAM TRADE; LATAMPLAY; MERCADO LATAM; VAMOS LATAM.

D.	Trend Information

For 2023, LATAM expects total passenger ASK growth to be between 20% and 24% versus 2022. International passenger growth for the full year 2023 is expected to be between 37% and 40%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 8% and 11%. LATAM group’s domestic ASKs in Spanish-speaking countries (SSC) are expected to increase by approximately 8% to 11%.

Regarding cargo operations, LATAM expects cargo ATKs to increase between 20% and 23% for full year 2023, driven by the increases in LATAM’s international passenger capacity which result in additional capacity related to the space in the belly of those aircrafts, accompanied by the addition of new cargo freighters.

During 2022, LATAM group operated in a context of significant recovery for air travel, propelled by the ease of travel restrictions in the domestic markets where the group operates and in the regions where most of the LATAM’s international operations are concentrated, such as North America and Europe. Following LATAM’s emergence from Chapter 11 on November 3, 2022, LATAM’s goal is to continue to increase the efficiency of its operations with a leaner and more efficient cost structure, allowing LATAM to keep strengthening its network by launching new routes and destinations while keeping a strong focus on profitability and cash generation.

LATAM will continue to use fuel hedging programs and fuel surcharge in our operation to help minimize the impact of short-term movements in crude oil prices. As of February 28, 2023, LATAM had hedged approximately 26%, 44%, 28% and 13% of its estimated fuel consumption for the first, second, third and fourth quarters of 2023 respectively.

E.	Critical Accounting Estimates

For information on the Company’s accounting estimated, see Note 4 of our audited consolidated financial statements below.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The LATAM Airlines Group S.A.’s board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. Pursuant to the fourth transitory article of LATAM’s by-laws, the current board of directors elected at the extraordinary shareholders’ meeting held on November 15, 2022 (the “Extraordinary Shareholders’ Meeting”), shall remain in office for two years from its election. Upon expiration of such period, the board of directors shall summon a new extraordinary shareholders’ meeting to proceed with the election of the new board of directors. The board of directors elected at such Extraordinary Shareholders’ Meeting shall exceptionally remain in office for a period longer than the two-year period established in article eight of the by-laws and shall remain in office until the first ordinary shareholders’ meeting held after the second anniversary of its appointment, at which time the board of directors shall be completely renewed in accordance with the applicable legal and regulatory provisions.

The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called by the chairman of the board of directors. Extraordinary meetings can be called by the chairman, or when requested by one or more directors if the need for such a meeting is previously approved by the chairman, unless the meeting is requested by a majority of the directors or the vice-chairman, in which case the meeting must be held without the previous approval of the chairman. Board compensation is determined at the Shareholders’ Meeting and is the same for all board members, with the exception of the chairman who is entitled to double the amount received by any other director. On November 15th, 2022, the shareholders agreed on (i) a fixed annual compensation of US$80,000 for each board member part of the Board; (ii) a fixed amount of US$50,000 for each board member part of the Audit Committee and; (iii) a fixed annual compensation of US$20,000 for each one of the sub-committees in which the director participates, with a maximum of US$40,000 annually for all the sub committees, payable monthly at the rate of one-twelfth of such amount. The aforementioned remuneration is payable regardless of the number of board meetings directors attend, without limit of sessions. Mr. Neruda, Mr. van Geloven and Mr. Moghbel have waived their compensations as board members, members of the Audit Committee and members of the sub committees.

The current board of directors was elected at the extraordinary shareholders’ meeting held on November 15, 2022.

The following are LATAM Airlines Group’s directors:

Directors	Position
Ignacio Cueto Plaza(1)	Director / Chairman
Bornah Moghbel	Director / Vice-Chairman
Enrique Cueto Plaza(1)	Director
Frederico Curado	Independent Director
Antonio Gil Nievas	Director
Michael Neruda	Director
Bouk van Geloven	Director
Sonia J.S. Villalobos	Director
Alexander D. Wilcox	Director

Senior Management	Position
Roberto Alvo	Chief Executive Officer LATAM
Ramiro Alfonsín	Chief Financial Officer LATAM
Emilio del Real	Chief People Officer LATAM
Juan Carlos Menció	Chief Legal Officer
Paulo Miranda	Chief Customer Officer LATAM
Hernán Pasman	Chief Operations Officer LATAM
Juliana Rios	Chief Digital and IT Officer
Martin St. George	Chief Commercial Officer LATAM
Juan José Tohá	Director of Corporate Affairs and Sustainability

(1)	Messrs. Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”

Biographical Information

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.

Directors

Mr. Ignacio Cueto has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019, April 2020 and November 2022. Mr. Cueto’s career in the airline industry extends over 30 years. In 1985, Mr. Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Mr. Cueto became Service Manager and Commercial Manager for the Miami sales office. Mr. Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Mr. Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the combination with TAM in 2012. Mr. Cueto later served as LAN’s CEO until April 2017. Mr. Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Mr. Cueto is a member of the Cueto Group. As of December 31, 2022, Mr. Cueto shared in the beneficial ownership of 30,389,446,225 common shares of LATAM Airlines Group (5.0% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Bornah Moghbel has been the Vice-Chairman of the Board at LATAM Airlines Group since November 2022. He is a Co-Founder and Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth. Based in New York, Mr. Moghbel leads Sixth Street’s corporate investing in public markets as well as its global asset investing business. After co-founding Sixth Street in 2009, Mr. Moghbel established the firm’s presence in Europe before returning to the United States in 2016. Prior to joining Sixth Street, Mr. Moghbel was an investor at Silver Point Capital and he began his career in the Financial Sponsors Group at UBS Investment Bank. He earned a B.A. in Economics, with high honors, and a minor in Business Administration from the University of California, Berkeley.

Mr. Enrique Cueto has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the combination between LAN and TAM in June 2012. From 1983 to 1993, Mr. Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Mr. Cueto was a member of the board of LAN Airlines. Thereafter, Mr. Cueto held the position of CEO of LAN until June 2012. Mr. Cueto is a member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Mr. Cueto holds a degree in Economic Sciences from the Catholic University of Chile and is the brother of Mr. Ignacio Cueto, Chairman of the board. Mr. Cueto is also a member of the Cueto Group. As of December 31, 2022, Mr. Cueto shared in the beneficial ownership of 30,389,446,225 common shares of LATAM Airlines Group (5.0% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Mr. Frederico Curado has been on the Board of LATAM Airlines Group since November 2022, as an independent director. He has also been an independent director of Transocean since 2013, is Chair of its HSE and Sustainability Committee and a member of the Corporate Governance Committee. Mr. Curado is also an independent director at ABB since 2016 and is Chair of its Compensation Committee. He was CEO of Embraer from 2007 to 2016 and CEO of Ultrapar from 2017 to 2021. Mr. Curado holds a B.Sc in Mechanical-Aeronautical Engineering from the Aeronautics Institute of Technology (ITA) and an Executive MBA from the University of São Paulo, Brazil.

Mr. Antonio Gil Nievas joined LATAM Airlines Group’s Board of Directors in November 2022. He is also a board member at SQM, a Chilean and NYSE publicly listed company. Mr. Gil Nievas has over 25 years of experience in strategic, management, financial and investment leadership roles at global, European and Latin American levels. He was CEO of Moneda Asset Management and worked at JP Morgan, serving as Managing Director, Global CFO and member of the global executive committees of several businesses, among other positions. Mr. Gil Nievas holds a MSc. and BSc. in industrial engineering with a major in electronics from ICAI (Universidad Pontificia Comillas, Spain). He obtained his MBA from Harvard Business School and also completed the Stanford Executive Program.

Mr. Michael Neruda has been a member of the Board at LATAM Airlines Group since November 2022. He is a Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth. Based in San Francisco, Mr. Neruda leads Sixth Street’s corporate investing in public markets. Prior to joining Sixth Street in 2015, Mr. Neruda was a Director at Watershed Asset Management, where he led investments in the consumer and energy sectors. Mr. Neruda was previously an investment analyst at MHR Fund Management, Silver Point Capital and Merrill Lynch. He received a B.S. in Management Science and Engineering from Stanford University, is a CFA Charterholder and currently serves on the Board of Governors of the Boys & Girls Clubs of San Francisco.

Mr. Bouk Van Geloven joined the Board of LATAM Airlines Group in November 2022. He is the Managing Director of the North American investment team at Strategic Value Partners LLC, which he joined in 2014, with a focus on sectors such as airlines, infrastructure, packaging and industrials. From 2011 to 2014, Mr. van Geloven was at J.P. Morgan Cazenove in their Strategic M&A Advisory team. Mr. van Geloven has two Master of Science degrees in Econometrics and Quantitative Finance from the Vrije Universiteit Amsterdam. He has served on multiple boards whilst at SVP and he is currently a member of the Boards of Klöckner Pentaplast and Southern Graphics Systems, and is part of the Advisory Committee of Mattress Firm.

Mrs. Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018. Mrs. Villalobos is a Brazilian citizen and a regular member of the board of directors of Petrobras and Telefónica Vivo. She is a founding partner of the company Villalobos Consultoria since 2009 and a professor of post-graduate courses in finance at Insper since 2016. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, Mrs. Villalobos was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini, Playfair & Associates, LLC. As of 1989 she was Head of Research of Banco Garantia. She graduated in Public Administration from EAESP / FGV in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994.

Mr. Alexander Wilcox has served on LATAM Airlines Group’s board of directors since October 2020. Mr. Wilcox resides in the United States and has broad experience in the aviation industry where he has held executive positions in several airlines between 1996 and 2005. Mr. Wilcox is a cofounder and the CEO of JSX, a public charter commuter air carrier in the U.S. Mr. Wilcox attended the University of Vermont and earned a BA in Political Science and English.

Senior Management

Mr. Roberto Alvo has been the Chief Executive Officer (“CEO”) of LATAM since March 31, 2020. Prior to this, he worked as Chief Commercial Officer (“CCO”) of LATAM, in charge of managing the group’s passenger and cargo revenue. Previously, he was Vice-President of International and Alliances at LATAM Airlines, and Vice-President of Strategic Planning and Development. Mr. Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before working for the group, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer, and holds an MBA from IMD in Lausanne, Switzerland.

Mr. Ramiro Alfonsín is LATAM’s Chief Financial Officer (“CFO”), a position he has held since July 2016. Formerly, he worked 16 years for Endesa, a leading utilities company, in Spain, Italy and Chile, where he served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utilities sector, he worked for five years in Corporate and Investment Banking for several European banks. Mr. Alfonsin holds a degree in Business Administration from Pontificial Catholic University of Argentina.

Mr. Emilio del Real is the LATAM Chief People Officer, a position he took over in August 2005. Between 2003 and 2005, he was Human Resources Manager at D&S, a Chilean retail company. Between 1997 and 2003, he served in various positions at Unilever, including Human Resources Manager of Unilever Chile, and Manager of Training and Recruitment and Management Development for Latin America. Mr. Del Real has a degree in Psychology from the Gabriela Mistral University.

Mr. Juan Carlos Menció has been the Chief Legal Officer at LATAM Airlines Group since September 1, 2014. Previously, he held the position of General Counsel for North America for LATAM Airlines Group and its affiliates, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LATAM, he was in private practice in New York and Florida, representing various international airlines. Mr. Menció obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.

Mr. Paulo Miranda has been LATAM’s Chief Customer Officer since May 2019. Miranda has over 20 years of experience in the aviation industry, having held different positions, first at Delta Air Lines in the United States, and then at Gol Linhas Aéreas in Brazil. In his last role, Mr. Miranda was responsible for the Client Experience department, having previously worked in finance and alliances, as well as in the negotiation and implementation of joint ventures. Mr. Miranda holds a Bachelor of Business Administration degree from the Carlson School of Management, University of Minnesota, USA.

Mr. Hernán Pasman has been the Chief Operations Officer of LATAM Airlines Group since October, 2015. He joined LAN Airlines in 2005 as a head of strategic planning and financial analysis of the technical areas. Between 2007 and 2010, Mr. Pasman was the Chief operating officer of LAN Argentina, then, in 2011 he served as Chief Executive Officer for LAN Colombia. Prior to joining the company, between 2001 and 2005, Mr. Pasman was a consultant at McKinsey & Company in Chicago. Between 1995 and 2001, Hernan held positions at Citicorp Equity Investments, Telefonica de Argentina and Argentina Motorola. Mr. Pasman holds a Civil Engineering degree from ITBA (1995) and an MBA from Kellogg Graduate School of Management (2001).

Mrs. Juliana Rios has over 20 years of experience in services and technology in the financial and airline industries. Her career spans business transformation, mergers & acquisitions, digitization, IT, and large-scale project management, such as PSS migration. As Chief IT & Digital Officer, she leads LATAM Airlines’ digital transformation efforts. Prior to joining LATAM, Mrs. Rios was a senior executive at Banco Santander, Brazil, spearheading the retail business and customer experience strategy. She headed integration programs in Brazil, Italy and the Netherlands. Mrs. Rios holds a Bachelor’s in Business Administration and an MBA in Corporate Management from IBMEC, Brazil.

Mr. Martin St. George joined LATAM Airlines Group in 2020 as Chief Commercial Officer after a 30+ year career in the airline industry in both North America and Europe. Prior to joining LATAM, he ran a strategy consulting firm for airlines and travel industry clients in the United States, the Caribbean and Europe, and even served as Acting CCO at Norwegian Air Shuttle ASA. From 2006 to 2019, he worked for JetBlue Airways, in positions in marketing, networking, and finally, as COO at JetBlue. Mr. St. George holds a degree in civil engineering from the Massachusetts Institute of Technology.

Mr. Juan José Tohá is a journalist with a specialty in Sustainability from Oxford University, as well as a Master’s and PhD in Communication from the Autonomous University of Barcelona. He has vast experience in the design and implementation of communication strategies and the interaction of organizations with their environment. He has served in FAO’s Latin America and Caribbean regional office in Santiago, Chile, and as Communications Manager for Codelco and BHP South America, among others. In 2019, he joined LATAM group as Director of Corporate Affairs and Sustainability, reporting directly to the CEO of LATAM group, and he coordinates the corporate strategy of Public Affairs, External Communications, and Sustainability.

B. Compensation

For information on executive compensation, see “-D. Employees” below.

C. Board Practices

Our board of directors has nine members. The terms of each of our current directors will expire in 2 years from November 15, 2022, unless previously renewed in accordance to applicable law or pursuant to the Company’s Chapter 11 proceedings. See “-Directors and Senior Management” above.

Committees

Board of Directors’ Committee and Audit Committee

Pursuant to the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (the “Regulation to the Chilean Corporate Law”, and together with the Chilean Corporation Act, the “Chilean Corporate Law”), LATAM Airlines Group must have a board of directors’ committee composed of no less than three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

●	examining the reports of LATAM Airlines Group’s external auditors, the balance sheets and other financial statements submitted by LATAM Airlines Group’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;

●	evaluating and proposing external auditors and rating agencies;

●	proposing a general policy for managing conflicts of interest and pronouncing on the company’s general policies;

●	reviewing internal control reports pertaining to related-party transactions;

●	examining and reporting on all related-party transactions; and

●	reviewing the pay scale of LATAM Airlines Group’s senior management.

Under Chilean Corporate Law we are required, to the extent possible, to appoint a majority of independent board members to the board of directors committee. Pursuant to the Chilean Corporation Act, no person shall be considered independent who, at any time during the previous eighteen months: (1) Maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its comptroller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies; (2) Was a close relative (i.e., parents, father/mother in law, siblings, sisters/brothers in law), to any one of the persons referred to in 1 above; (3) Was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above; (4) Was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in 1 above; or (5) Was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote.

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

As of December 31, 2022, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2022, the committee members were Mr. Frederico Curado, Mr. Michael Neruda and Mrs. Sonia J.S. Villalobos. We pay each member of the committee a fixed annual remuneration of US$50,000, payable monthly at the rate of one-twelfth of such amount, regardless of the number of board meetings they attend, without limit of sessions.

Other LATAM Board Committees

LATAM’s board of directors has also established four other committees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management. We pay each member of a sub-committee a fixed annual compensation of US$20,000 for each of the sub-committees of which the Director is a member, payable monthly at the rate of one-twelfth of such amount, with a cap thereon of US$40,000 per year for all the sub-committees of which the Director may be a member, payable monthly at the rate of one-twelfth of the latter amount. The compensation is payable to the Directors as members of one or more sub-committees of the board, regardless of the number of sessions of sub-committees of the board that they attend, without limit of sessions.

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

D. Employees

The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2022	2021	2020
Administrative	4,628	4,372	4,477
Sales	815	891	982
Maintenance	5,083	4,541	4,487
Operations	10,904	9,352	10,195
Cabin crew	7,423	6,708	5,918
Cockpit crew	3,654	3,250	3,056

Total	32,507	29,114	29,115

(1)	As of December 31, 2022, approximately 54,6% of our employees worked in Brazil, 23,8% in Chile, 9,3% in Peru, 0,6% in Argentina, 5,3% in Colombia, 1,3% in Ecuador and 5,0% in the rest of the world.

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

Long Term Incentive Compensation Program

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives effective between October 2020 and March 2023 (the “Compensation Plan”), which consisted of an extraordinary bonus to be paid annually or subject to accrual and based on target prices of the shares of LATAM. The program expired in March 2023 without any payments having been made.

Corporate Incentive Plan

As part of the Backstop Agreements, the parties agreed on proposed terms for a Corporate Incentive Plan, subject to the approval, allocation and implementation by the company’s board of directors. The Corporate Incentive Plan is expected to be equivalent to 2.5% of the fully-diluted, fully-converted post-reorganization shares, is intended to be implemented after the date of substantial consummation of the Plan of Reorganization (the “Effective Date”) by the board of directors to be elected post-Effective Date, and is anticipated to cover senior executives, other executives, and other employees, in the terms and conditions of, and as described in the Backstop Agreements. The terms and conditions of any subsequent incentive plans are expected to be determined and approved by the current board of directors, in its sole discretion.

Labor Relations

LATAM has maintained and intensified its efforts to ensure that labor relations between the group, its employees and their legal representatives are carried out through dialogue and result in agreements that benefit both parties, but always with safety criteria for the operation, efficiency, sustainability and care for people. During the year, the company has had to make the necessary adjustments essential to maintaining its sustainability, as a result of which the collective agreements (Protocols) were maintained with the different unions aimed at adapting the operational conditions and costs associated especially with the personnel of air (command and cabin crew). One of the main efforts that the company had to carry out during 2022 was the implementation of the remote work models that it had to apply as a result of the pandemic, modifications to labor legislation and restrictions from health organizations. However, the company continues to be concerned with constantly evaluating possible labor conflicts, for which it is always preparing contingency plans if necessary.

Chile

In 2022, 13 collective bargaining processes were carried out with unions, all of which were initiated voluntarily and in advance of the expiration of the legal deadlines. The aforementioned collective bargaining negotiations involved: Administration Unions (5), Maintenance Unions (4) and Pilots Unions (4), having a total of 3,583 employees involved in such negotiations. Of the 13 collective bargaining processes carried out, 10 were concluded in advance of the legal deadlines, therefore, without any possibility of contingency for the operation. The remaining 3 collective bargaining processes ended in accordance with the legal deadlines, i.e. a regulated negotiation in accordance with current legislation. On the other hand, regardless of the type of collective bargaining process (early or regulated), all of them were finally approved by large majorities of the respective assemblies, i.e., with an average approval of over 80%. As a result of this intense collective bargaining process, agreements were signed involving 65% of unionized workers in Chile, and these processes will continue in 2023 with 7 new collective bargaining agreements planned: Cabin Crew Unions (4), Administration Unions (2) and Pilots Union (1).

Ecuador

In July 2019, the Company renewed its voluntary agreement with the pilot’s association in Ecuador, valid until July 2023. Then, this agreement was modified on June 26, 2020, with its term being extended until December 31, 2023.

Colombia

In Colombia during 2022 the Company maintained the agreements signed in 2021 with the following union groups: (i) the Technicians Union (ACMA), which will be in effect until December 2024, (ii) the Cabin Crew Union (ACAV), which will be in effect until December 2024, (iii) the Industrial Union of Aviation Workers (SINTRATAC), which will be in force until December 2024, (iv) non-union employees of Airport and the Cabin Crew, which will be in force until December 2024.

Ending 2022, with the Pilots’ Latam Colombia Union (ADALAC), the Company anticipated the collective bargaining, which will be in effect until December 2024 and with respect to the pilots’ union (ACDAC), the Colombian Court resolved a partial decision regarding the arbitration of 2019.

Peru

In Peru, there are six unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements were signed for a duration of four years.

In July 2022 LATAM Airlines Peru concluded negotiations with the cabin crew union and aircraft technicians union in direct agreement (4 years). In 2022 we started the collective bargaining process with the following unions: other aircraft technicians, airport workers, pilots and flight dispatchers.

Brazil

Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven unions in Brazil- one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2022, LATAM Airlines Brazil successfully renegotiated collective bargaining agreements with all unions.

E. Share Ownership

As of February 28, 2023, the members of our board of directors and our executive officers as a group owned 5.02% of our shares. None of our directors or executive officers has voting rights that are different from any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”

For a description of stock options granted to our executive officers, see “-D. Employees-Long Term Incentive Compensation Program.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of February 28, 2023, Sixth Street Partners Management Company beneficially owned 27.9% of our common shares; Strategic Value Partners beneficially owned 16.0% of our common shares, Delta Air Lines owned 10.0% of our common shares; Qatar Airways Investments (UK) Ltd. owned 10.0% of our common shares (9.999999992% over LATAM’s statutory capital); Sculptor Capital beneficially owned 6.5% of our common shares; and the Cueto Group owned 5.0% of our common shares. This information and the information in the table below is based upon information from Schedules 13D and 13G filed with the SEC.

Mr. Ignacio Cueto (Chairman of the Board of LATAM), Mr. Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of December 31, 2022 the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 5.0% of LATAM Airlines Group’s common shares. Pursuant to a shareholders’ agreement entered into by the Backstop Creditors and the Backstop Shareholders in connection with LATAM’s emergence from bankruptcy proceedings, Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto Group are entitled to elect four of the nine members of our board of directors. See “-Shareholders’ Agreements.”

The table below sets forth additional information regarding the beneficial ownership of our common shares, as of January 31, 2023, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of January 31, 2023)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Sixth Street Partners Management Company	168,669,825,995	27.87%
Strategic Value Partners	96,815,692,279	16.00%

Delta Airlines, Inc.	60,722,284,826	10.03%
Qatar Airways Investments (UK) LTD	60,640,7692,249	10.02%*
Sculptor Capital	39,480,189,422	6.52%
Cueto Group	30,389,446,225	5.02%
Others	148,513,940,268	24.54%
Total	605,232,148,264	100%

(*)	Qatar owns 9.999999992% of shares over LATAM’s statutory capital, represented by 606,407,693,000 shares.

As of February 28, 2023, other minority investors held 24.54% of our stock, with 0.01% of our capital stock held in the form of ADSs. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of February 28, 2023, we had 2,095 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

In the past three years, the only significant changes in the percentage of ownership held by any of LATAM’s major currently existing shareholders have been represented by a decrease in the Cueto’s group ownership from 16.4% as of February 28, 2022 to 5.0% as of February 28, 2023; and a decrease in Delta Airlines’ ownership from 20.0% as of February 28, 2022 to 10.0% as of February 28, 2023.

Shareholders’ Agreements

On or around the date of LATAM’s emergence from bankruptcy proceedings (the “Effective Date”) in accordance with the terms and conditions of the Chapter 11 plan confirmed by the Bankruptcy Court on June 18, 2022, the Backstop Creditors and the Backstop Shareholders entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) that provides, among other things, that: (A) for a two year term following the Effective Date, the parties to the Shareholders’ Agreement shall vote their shares so that the LATAM Airlines Group S.A. Board of Directors will comprise, both initially and in the filling of any vacancies thereon, nine directors, who in accordance with Chilean law, shall be appointed as follows: (i) five directors, including the vice-chair of the LATAM Airlines Group S.A. Board of Directors, nominated by the Backstop Creditors; and (ii) four directors, including the chair of the LATAM Airlines Group S.A. Board of Directors (who shall be a Chilean national), nominated by the Backstop Shareholders; and (B) for the first five years after the Effective Date, in the event of a wind-down liquidation or dissolution of LATAM Airlines Group S.A., recoveries on the shares delivered in exchange for the New Convertible Notes Class B to the extent the conversion option thereunder is exercised, shall be subordinated to any right of recovery for any shares delivered or to be delivered upon conversion of the New Convertible Notes Class A or New Convertible Notes Class C, in each case held by the Backstop Creditors on the Effective Date.

Composition of the LATAM Airlines Group Board

On November 15, 2022, Mr. Ignacio Cueto Plaza was elected as President of the Board.

On November 15, 2022 the board of directors of LATAM Airlines Group was renewed, with Mr. Ignacio Cueto Plaza, Mr. Bornah Moghbel, Mr. Enrique Cueto Plaza, Mr. Frederico Curado, Mr. Antonio Gil Nievas, Mr. Michael Neruda, Mr. Bouk van Geloven, Mrs. Sonia J.S. Villalobos, and Mr. Alexander Wilcox elected.

Management of the LATAM Airlines Group

The CEO of LATAM is the highest ranked officer of LATAM Airlines Group and reports directly to the LATAM board of directors. The CEO LATAM is tasked with the general supervision, direction and control of the business of the LATAM Airlines Group. In the case of a departure of the current CEO LATAM, our board of directors will select the successor after receiving the recommendation of the Leadership Committee.

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

Transfer Restrictions

As provided in the aforementioned shareholders’ agreements, TEP Chile may sell all voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, if a release event (as described below) occurs. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the Cueto Group is not elected to the board of directors of LATAM Airlines Group. As a result of the implementation of the restructuring set forth in our Plan of Reorganization, a “release event” occurred. However, no sale of the voting shares of Holdco I beneficially owned by TEP Chile has been implemented.

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

Conversion Option

Pursuant to the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “-Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure 863/2018 of December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.

If we can purchase and/or convert our shares and we do not timely exercise our right to do so, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco I to us for an amount equal to the sale consideration.

Acquisitions of TAM Stock

The parties have agreed that all acquisitions of TAM common shares by LATAM Airlines Group, Holdco I, TAM or any of their respective subsidiaries from and after the effective time of the combination will be made by Holdco I.

B. Related Party Transactions

See “Item 4. Information on the Company-B. Business Overview-Chapter 11 Proceedings through 2021-Debtor-in-Possession Financing.”

General

We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our major shareholders. In the ordinary course of business, we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 32 to our audited consolidated financial statements for the fiscal year ended December 31, 2022.

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

DIP Financing

See “Item 4. Information on the Company-B. Business Overview-Chapter 11 Proceedings through 2022-Debtor-in-Possession Financing.”

C. Interests of experts and counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-163.

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

On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of €799.4 million (equivalent to approximately US$1.1 billion). The fine imposed against LAN Cargo and its parent company, LAN, totaled €8.2 million (equivalent to approximately US$8.8 million). LAN provisioned US$25 million during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LAN recorded a US$14.1 million gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LAN’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LAN to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20 2016 the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgment by the European Court of Justice.

On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM, a fine in the same amount, €8.2 million, as the original fine. On May 31, 2017 LAN Cargo and LATAM requested the annulment of this EC decision to the General Court of the European Union. In December 2017 LAN Cargo and LATAM presented their arguments for this annulment and in July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union in which we confirmed our request for annulment of the decision or instead a reduction of the amount of the fine. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from MUS$8,797 ($8,220,000) to MUS$2,397 ($2,240,000). This ruling was appealed by LAN Cargo, S.A. and LATAM on June 9, 2022. All the other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal on September 7, 2022. LAN Cargo, S.A. and LATAM responded to the Commission’s arguments on November 11, 2022. The European Commission has until January 24, 2023 to replicate our defense. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine (KUS$10,072 or €8,220,000) to the Bankruptcy Court. The amount of this claim has been modified to MUS$2,397, subject to the possible appeal of the judgment of the European Court.

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

Jose Marti Airport Complaint

On September 27, 2019 a lawsuit was filed against LATAM Airlines Group S.A. and American Airlines Inc. (“American”) in the U.S. District Court for the Southern District of Florida under the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. Section 6021 et seq., (the “Helms-Burton Act”). Plaintiff Jose Ramon Lopez Regueiro alleged in the complaint that he holds an interest in the Jose Marti Airport which was confiscated by the Cuban government in 1959, and that LATAM Airlines Group S.A. unlawfully “trafficked” in the said property. The plaintiff sought all available statutory remedies, including the award of damages for the alleged trafficking in the expropriated property, plus reasonable attorney’s fees and costs incurred, treble damages, post-judgment interest, and any other relief deemed appropriate by the court. On April 6, 2020, the Court issued an Order of Temporary Suspension given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic and required the parties to notify on a monthly basis of the possibility of proceeding.

The stay with respect to the claims against American was lifted and consequently American successfully obtained a dismissal from the Southern District court on the grounds that: (1) the property at issue in an Helms-Burton Act lawsuit must have been confiscated from a U.S. national, and (2) an Helms-Burton Act plaintiff must have been a U.S. national when he acquired his claim to the property or at least before the Helms-Burton Act’s enactment date, March 12, 1996.

The stay with respect to the claims against LATAM remained in place until the conclusion of the Chapter 11 proceedings. Plaintiff’s failure to file a proof of claim against LATAM under the Chapter 11 proceedings barred plaintiff from any claims against LATAM. As a result, the plaintiff agreed to dismiss his complaint with prejudice against LATAM. A status report was submitted to the Court confirming the same. Dismissal is pending.

Chapter 11 Proceedings

On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On May 11, 2022, the Debtors submitted a revised version of the Plan. On June 18, 2022, the Bankruptcy Court issued the Confirmation Order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On November 3, 2022, the Debtors exited the Chapter 11 proceedings and emerged as the “Reorganized Debtors”. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure according to the rules of Chapter 11 in Title 11 of the U.S. Code. On November 17, 2022, the Reorganized Debtors filed a motion to consolidate the administration of certain remaining matters, including the reconciliation of claims that have not yet been allowed or disallowed, in the lead Chapter 11 case of LATAM Parent and for entry of a final decree closing the Chapter 11 cases of LATAM Parent’s debtor-affiliates. The Bankruptcy Court entered an Order on December 14, 2022 granting the motion to consolidate the administration of remaining matters in the lead Chapter 11 case of LATAM Parent. As a result, the dockets for all 37 debtor-affiliates of LATAM Parent were marked “closed” on December 23, 2022.

Additional information regarding recent developments in the Chapter 11 proceedings can be found in “Item 4. Information on the Company-B. Business Overview-Recent Developments in 2022 involving our Chapter 11 Proceedings.”

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization proceedings under the rules of Chapter 11 described above, filed the request for recognition of the Chapter 11 proceedings as a main proceeding, pursuant to Law 20,720 (the “Chilean Insolvency Act”) in Chile, before the 2° Civil Court of Santiago (the “Chile Insolvency Court”). Case N° C-8553-2020. On June 4, 2020, the Chile Insolvency Court issued a ruling granting such a request. All appeals filed against such decision were rejected and, therefore, is final. Due to the fact that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Communications Protocol Cross-border.

On June 4, 2020, LATAM Airlines Group S.A. and the companies that were admitted to a Chapter 11 reorganization proceeding (the “Debtors”) before the United States District Court for the Southern District of New York (the “US Bankruptcy Court”) requested the Colombian Superintendence of Companies (the “Superintendence of Companies”) recognize the Chapter 11 reorganization proceeding in Colombia on the grounds of the Colombian cross border insolvency regulation (Title III of Law 1116 of 2006). On June 12, 2020, the Superintendence of Companies recognized the reorganization proceeding filed before the US Bankruptcy Court as the main proceeding and ordered several measures regarding the assets of the Colombian Debtors. On August 26, 2022, the Superintendence of Companies recognized the order issued by the US Bankruptcy Court on June 24, 2022, by which it authorized the DIP Exit Financing proposal filed by the Debtors and authorized the termination of the guarantees granted in the Amended and Reinstated DIP Financing and the execution of new guarantees. On November 3, 2022, the Debtors notified the US Bankruptcy Court, creditors and interested parties of the effective date of the Reorganization Plan.

On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of the Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of the Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of the Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands, extending the status of the provisional liquidation to October 9, 2022. An additional petition to suspend the liquidation was sustained by the Grand Court of the Cayman Islands on October 4, 2022. Currently the proceeding remains open.

On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of the Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of the Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of the Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands, extending the status of the provisional liquidation to October 9, 2022. An additional petition to suspend the liquidation was sustained by the Grand Court of the Cayman Islands on October 4, 2022. Currently the proceeding remains open.

On July 7, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of the Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of the Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands, extending the status of the provisional liquidation to October 9, 2022. An additional petition to suspend the liquidation was sustained by the Grand Court of the Cayman Islands on October 4, 2022. Currently the proceeding remains open.

Class Actions

On June 25, 2020, the National Corporation of Consumers and Users (“CONADECUS”) filed a class action against LATAM Airlines Group S.A. in a Chilean Court, for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. On July 4, 2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, a decision is pending to date. On July 11, 2020 we requested the Court to comply with the suspension of this case, ruled by the Chile Insolvency Court, in recognition of the foreign reorganization procedure pursuant to the Chilean Insolvency Act, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a motion for reconsideration and an appeal against this resolution should the motion for reconsideration be dismissed. The Chile Insolvency Court dismissed the reconsideration motion on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. On December 22, 2022, LATAM filed a motion requesting the stay to be lifted, given the current state of the reorganization procedure. On December 30, 2022, CONADECUS agreed to LATAM’s request. On January 23, 2023, the Santiago Court of Appeals granted LATAM’s motion and lifted the stay. Notwithstanding its decision on the stay, the Santiago Court of Appeals still wants to hear oral arguments on the case, scheduling a hearing for March 1, 2023. The amount at the moment is undetermined. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with the Bankruptcy Court because of the automatic suspension imposed by Section 362 of the Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Chile Insolvency Court to hear the matters relating to the claims of CONADECUS in Chile. On September 16, 2020, the Borrowers filed their objection against CONADECUS’ appeal and the Official Unsecured Creditors Committee presented a statement in support of the Borrowers’ position. On December 18, 2020, the Bankruptcy Court partially granted CONADECUS’s request, only in the sense of allowing them to continue with their appeal against the resolution of the 23rd Civil Court and only for the purposes that the Court of Appeals determine whether or not the suspension is appropriate under the Chilean Insolvency Act. On February 9, 2021, the Bankruptcy Court entered an order to lift the automatic stay to permit the continuation of CONADECUS’ appeal in Chile against the judicial approval of a class action settlement with the Chilean Association of Consumers and Users (“AGRECU”).

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

On July 7, 2020 we were notified of the lawsuit. We filed our statement of defense on August 21, 2020. The Court admitted the statement of defense and convened the parties to a settlement hearing on October 1, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.

Legal proceedings involving LATAM Airlines Brazil

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

Tax related proceedings

TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll. Currently, judgment is pending on an appeal that TAM lodged challenging the initial decision (which was ruled in favor of the Brazilian National Institute of Social Security (“INSS”)). Regarding the period between 2004 and 2012, the INSS issued a tax assessment notice charging amounts as a result of TAM Linhas Aereas’ non-payment of the Airline Workers Fund. The company made cash deposits to the Court of total amounts required to guarantee the debts potentially owed. The administrative proceedings have been suspended until the conclusion of the judicial claim. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was US$43.3 million. In the opinion of our legal advisors, losing in this proceeding is possible. Assuming payment of this tax is required by law, we have established a provision in the amount of US$73.986 million million (R$386.039.934,74) related to TAM’s part as of December 31, 2022.

TAM Linhas Aereas S.A. is a plaintiff in judicial claim against the Brazilian government from 1993 seeking indemnity for damages suffered because of the break-up of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The amount of potential recovery is indeterminate at this time. The original amount is estimated at US$44.1 million (R$246,086,745.00). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings handed down by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is possible, even after the second judicial level court issued decision denying the claim. The Company filed a motion for clarification on the basis of omitted points in the judgment, which is pending in the Court. The motion for clarification was judged. The company will appeal to the higher courts (STJ and STF).We have not recognized these credits in our financial statements and will only do so if and when a positive decision is rendered final by the Court.

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

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and a fine of 150% and interest was imposed on TAM. In summary, the Brazilian IRS intends to levy IRPJ and CSLL on the alleged capital gain earned by TAM S.A. as a result of the reduction of the capital stock of the controlled company Multiplus S/A. On December 31, 2022 the updated amount of the assessment and fees discussed was approximately US$114.392 million (R$ 545.359.629,14 million). The Administrative Court issued a second level decision canceling the tax assessment. This decision was challenged by the Brazilian IRS before the third level Administrative Superior Court. The appeal from IRS is pending judgment by Administrative Superior Court (“CSRF”).

A tax assessment was issued by the São Paulo Municipality in order to charge tax (ISS) on tour packages sold by Fidelidade Viagens e Turismo S/A between 2010 and 2015.The Company believes that a favorable outcome is possible. A first level decision was issued favorable to the company, but remains subject to appeal by the counterparty. The appeal from the São Paulo Municipality has been pending a verdict since May 2020. On July 2021 the Court denied the São Paulo Municipality appeal. The Municipality of São Paulo presented a new appeal which is awaiting a decision in the STJ. In June 2022, the STJ upheld the favorable decision for the Company and rejected the Treasury’s appeal. In September 2022 there was a favorable definitive closure for the Cia.

A tax assessment of PIS/COFINS credits was issued by the Brazilian IRS on International Air Freight Shipping Services in the amount of US$ 10.095 million (R$ 52.674.540,95 million) as of December 31, 2022. The Administrative Court issued decisions canceling the total penalty and the major part of the amounts owed. The remaining amount is still under determination by the Brazilian IRS.

Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of US$ 106.331 million (R$554.803.668,75 million) as of December 31, 2022, due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (“GILRAT,” former “SAT”), in the term from November 2013 until December 2017. TAM Linhas Aereas S.A. has presented their defense to the Administrative Court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending the judgment on the appeal filed before the second level Court (the “CARF”). In the opinion of our legal advisors, losing in this proceeding is possible. It is important to highlight that the Company won a similar case where the Brazilian IRS was seeking the same contribution related the years 2011-2012, and this assessment was canceled by the Administrative Court.

On December 12, 2019 Brazilian tax authority issued a Tax Assessment of PIS COFINS credits related to 2014 on the amount of US$37.062 million (R$193.381.694,20 million), as of December 31, 2021. The company filed the defense in the same ground of the case reported above about PIS COFINS. In September 2020, the company was informed that the defense was denied. The appeal filed by the Company is pending judgment.

Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of US$ 15.904 million (R$82.984.625,34 million) as of December 31, 2022, due to alleged irregularities of the Company related to the social security contribution on the risks of work accident (“GILRAT,” former “SAT”), in the term from January/December 2018. TAM Linhas Aereas S.A. will present the Administrative Defense. In the opinion of our legal advisors, losing in this proceeding is possible. It is important to highlight that the Company won a similar case where the Brazilian IRS was seeking the same contribution related the years 2011-2012, and this assessment was canceled by the Administrative Court.

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

For additional legal proceedings relating to the ordinary course of the business, please see Note 30 (Contingencies) in our audited consolidated financial statements.

Dividend Policy

In accordance with the Chilean Corporate Law, and provided it does not have carryover financial losses, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net profits calculated in accordance with IFRS, subject to limited exceptions. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held between February 1 and April 30 of the year following the year with respect to which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, except for the shares that have not been fully paid by the shareholder after being subscribed.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate five business days prior to the day we first make payment to shareholders. Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information- E. Taxation-Cash Dividends and Other Distributions”). The amount of U.S. dollars distributed to holders of ADSs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted. Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

Chilean law requires that holders of shares of Chilean companies that are not residents of Chile register as foreign investors under one of the foreign investment regimes established by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market (Mercado Cambiario Formal).

LATAM Airlines did not pay the dividend planned for May 28, 2020, even though it was approved and agreed in the 2020 shareholder’s meeting of April 30, 2020, due to Chapter 11 proceedings. The rules of the Chapter 11 proceedings prohibited the Company from distributing dividends to its shareholders during the bankruptcy. In addition, any plan of reorganization cannot provide distributions to shareholders on account of the pre-petition claims unless senior creditors are paid in full. Given that the Company presented losses in fiscal year 2021, the last ordinary shareholders’ meeting held on April 20, 2022, accordingly did not make a pronouncement on the distribution of profits for that fiscal year.

The table below sets forth the cash dividends per common share and per ADS paid by LATAM, as well as the number of common shares entitled to such dividends, for the years indicated. Dividends per common share amounts reflect common share amounts outstanding immediately prior to the distribution of such dividend.

Dividend for year:	Payment Date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2019(1)	n.a.	$0.00	$606.41	$0.00	$0.00
2020	n.a.	$0.0	$606.41	$0.0	$0.0
2021	n.a.	$0.0	$606.41	$0.0	$0.0

(1)	Although dividend reserves of US$57,129,120 were set aside for 2019, we did not pay dividends in 2020 due to our Chapter 11 proceedings.

B. Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2022.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989, and the ADSs were listed on the NYSE under the symbol “LFL” on November 7, 1997. LATAM was delisted from the NYSE on June 22, 2020, following its filing for voluntary protection under Chapter 11 of the Bankruptcy Code. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market, and our ADR program, with JP Morgan Chase Bank, N.A. as depositary, is not open for issuances. There is no defined timeline for re-opening the ADR program or for returning to the U.S. public markets.

In August 2022, LATAM filed a registration statement on Form F-1 for the proposed resale of its common shares in the form of ADSs pursuant to the Registration Rights Agreement entered into by and among LATAM, the Backstop Creditors and the Backstop Shareholders. LATAM then filed an amendment to its registration statement on Form F-1 in October 2022. There is no defined timeline for the effectiveness of the registration statement.

As of December 31, 2022, the Company’s statutory capital is represented by 606,407,693,000 shares, all issued, ordinary and without nominal value. From that amount, and as of the same date, a total of 605,231,854,725 shares had been subscribed and paid, including common shares represented by ADSs. This is the result of the capital increase approved by the company’s shareholders at the extraordinary meeting held on July 5, 2022 in the context of the implementation of its Reorganization Plan and confirmed within its reorganization proceedings under Chapter 11 of Title 11 of the United States Code, as well as the emergence from such proceeding. The Company’s statutory capital of 606,407,693,000 shares is comprised of the sum of (i) the 606,407,693 shares outstanding prior to the capital increase, and (ii) the 605,801,285,307 shares underlying both the US$800 million Equity Rights Offering and the aggregate number of shares underlying each of the Convertible Notes A, B and C; issued as part of LATAM’s capital increase.

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

ITEM 10 ADDITIONAL INFORMATION

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

General

Shareholders’ rights in a Chilean corporation are generally governed by the company’s by-laws and the Chilean Corporate Law. Article 22 of the Chilean Corporation Act states that the purchaser of shares of a corporation implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporate Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Act provides that the provisions of the Chilean Corporation Act take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporate Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, it is forbidden for certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Act sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Act defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF. Article 2 also indicates that corporations must register their shares with the Securities Registry in the event that they have had more than 2,000 shareholders (or the number established by the CMF through a general rule) registered in the shareholders registry for twelve consecutive months, provided that registering such number does not compromise public faith, taking into account the type of shareholder, nature of the company or similar circumstances.

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

Capitalization

Under Chilean law, the shareholders of a corporation, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the corporation’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and returns of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s by-laws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and returns of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were canceled and no longer available for subscription and payment. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of December 31, 2022, the Company’s statutory capital is represented by 606,407,693,000 ordinary shares without nominal value. As of the same date, LATAM had a total of 605,231,854,725 shares subscribed and paid; and the balance, corresponding to 1,175,838,275 shares underlying convertible bonds issued (still unconverted as of such date) as part of LATAM’s capital increase approved in July 5, 2022, is pending subscription and payment.

Chilean law recognizes the right of corporations to issue shares of common and preferred stock. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.

Preemptive Rights and Increases in Share Capital

Chilean Corporate Law requires Chilean corporations to offer existing shareholders the right to subscribe a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that corporation issues new shares for cash, except for up to 10% of the subscribed shares arising from the capital increase which may be designated to employee compensation pursuant to article 24 of the Chilean Corporation Act. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Market Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.

On September 13, 2022, we commenced preemptive rights offerings in Chile for New Convertible Notes Class A, New Convertible Notes Class B, New Convertible Notes Class C and ERO New Common Stock (each as defined in the Plan), which offerings concluded on October 12, 2022. In the case of potential subsequent preemptive rights, we intend to evaluate the costs and potential liabilities associated with the preparation and filing of a registration statement with the SEC, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights. In August 2022, LATAM filed a registration statement on Form F-1 for the proposed resale of its common shares in the form of ADSs pursuant to the Registration Rights Agreement entered into by and among LATAM, the Backstop Creditors and the Backstop Shareholders. LATAM then filed an amendment to its registration statement on Form F-1 in October 2022. There is no defined timeline for the effectiveness of the registration statement.

When preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10: Additional Information-E. Taxation-Chilean Tax-Capital Gains.” If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Thus, the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

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

These transactions include any negotiation, act, contract or operation in which the publicly-held corporation intervenes together with either (i) parties which are legally deemed related pursuant to article 100 of the Chilean Securities Market Act, (ii) a director, senior manager, administrator, main executive or liquidator of the company, either on their own behalf or on behalf of a third party, including those individuals’ spouses or close relatives, (iii) companies in which the foregoing individuals own at least 10% (directly or indirectly), or in which they serve as directors, senior managers, administrators or main executives, (iv) parties indicated as such in the publicly-traded company’s by-laws, or identified by the board of directors’ committee or (v) those who have served as directors, senior managers, administrators, main executives or liquidators of the counterparty in the last 18 months and are now serving in one of those positions at the publicly-traded company.

Pursuant to Article 147 of Chapter XVI of the Chilean Corporation Act, a publicly held corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporation Act, without complying with the requirements and procedures stated above, with prior authorization by the board:

1. Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF 2,000 (as of December, 31, 2022, approximately Ch$70.2 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2022, approximately Ch$702.2 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2. Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall have the approval of the board of directors’ committee and shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable. Such policy shall not authorize the subscription of acts or contracts that compromise more than the 10% of the assets of the company.

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

Shareholders’ Meetings and Voting Rights

Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on November 15, 2022, and the most recent ordinary annual meeting of our shareholders was held on April 20, 2022.

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

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, pursuant to the second paragraph of article 67 of the Chilean Corporation Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●	a change in our corporate form, division or merger with another entity;

●	amendment to our term of existence, if any;

●	our early dissolution;

●	change in our corporate domicile;

●	decrease of our capital stock;

●	approval of contributions and the assessment thereof whenever consisting of assets other than money;

●	any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;

●	decrease in the number of members of the board of directors;

●	the conveyance of 50% or more of our assets (whether or not it includes our liabilities);

●	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

●	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

●	the conveyance of shares of a subsidiary which entails the transfer of control;

●	the form that dividends are paid in;

●	granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;

●	the acquisition of our own shares, when, and on the terms and conditions, permitted by law;

●	all other matters provided for in the by-laws;

●	the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first 16 items listed above;

●	the institution of the right of the controlling shareholder who has purchased at least 95% of the shares to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Chilean Corporation Act; and

●	the approval or ratification of transactions with related parties, as per article 147 of the Chilean Corporation Act (described above).

Pursuant to the third transitory article of LATAM’s by-laws, during a period of two years ending on November 3, 2024, all items referred to in the second paragraph of article 67 of the Chilean Corporation Act shall require the affirmative vote of at least 73% of the outstanding voting shares. Upon expiration of said term, this restriction shall automatically cease and the two-thirds majority contemplated in the second paragraph of said article 67 shall apply thereafter. Amendments to the by-laws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, LATAM Airlines Group does not have a special series of shares.

In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 10 days ahead of the scheduled shareholder’s meeting, the board of directors of a publicly held corporation is required to publish on its website certain information, including that related to the issues to be discussed in such a meeting together with instructions to obtain copies of the relevant supporting documents. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “-Dividend and Liquidation Rights,” below.

Chilean Corporate Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposals in relation to the company’s affairs, together with the comments and proposals set forth by the board of directors’ committee. Similarly, Chilean Corporate Law provides that whenever the board of directors of a publicly held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included, together with the comments and proposals set forth by the board of directors’ committee.

Dividend and Liquidation Rights

In accordance with Chilean Corporate Law, LATAM Airlines Group must distribute an annual cash dividend equal to at least 30% of its annual net profits calculated in accordance with IFRS, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there are no net profits in a given year, LATAM Airlines Group can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by LATAM Airlines Group, except for the shares that have not been fully paid by the shareholder after being subscribed.

For all dividend distributions agreed by the board of directors in excess of the mandatory minimum of 30% noted in the preceding paragraph, LATAM Airlines Group may grant an option to its shareholders to receive those dividends in cash, or in shares issued by either LATAM Airlines Group or other public corporations. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “-Preemptive Rights and Increases in Share Capital,” above.

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

The price to be paid to a dissenting shareholder of a publicly held corporation is its market value. In the case of corporations which shares are actively traded on a stock exchange (acciones con presencia bursátil) pursuant to a General Rule issued by the CMF, the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the shareholder resolution giving rise to the withdrawal right. If the shares of the corporation do not qualify as “actively traded” pursuant to the General Rules dictated by the CMF, the market price corresponds to the book value of the shares. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares (whether entirely or partially paid). For the purpose of making this calculation, the last balance sheet submitted to the CMF is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.

The resolutions and situations that result in a shareholder’s right to withdraw are the following:

●	the transformation of the company;

●	the merger of the company with or into another company;

●	the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;

●	the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;

●	the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;

●	the conveyance of shares of a subsidiary which entails the transfer of control, if the subsidiary represents at least 20% of our assets;

●	the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

●	the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;

●	the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;

●	if the CMF approves de-registering the shares of a publicly held corporation in the Securities Registry of the CMF, as resolved by the extraordinary shareholders’ meeting;

●	if the extraordinary shareholders’ meeting resolves to close a publicly held corporation, in the event that the CMF had previously de-registered its shares in the Securities Registry of the CMF as a consequence of a sanctioning administrative process;

●	if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and

●	such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

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

The circumstance indicated above regarding ownership in excess of 95% by the controlling shareholder creates not only a withdrawal right for the remaining minority shareholders, but as of January 1, 2010, it could also create a “squeeze out” right by the controlling shareholder with respect to those same shareholders (granting a call option by means of which the controlling shareholder may buy-out the existing ownership participations) pursuant to the provisions of article 71 bis of the Corporation Act.

Registration and Transfers

DCV Registros S.A. (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

C. Material Contracts

Table of Material Contracts for the Purchase of Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircrafts (18)	US$	3,200,000,000
⮚ Boeing 787-9 aircrafts (8)
⮚ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	⮚ To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	⮚ To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Deferral of PDPs.
Supplemental Agreement No. 17 to the Purchase Agreement No. 3256	February 17, 2020	⮚ To include certain letter agreements.
Supplemental Agreement No. 18 to the Purchase Agreement No. 3256	April 29, 2021	⮚ Covering the cancellation of the delivery of four Boeing 787-9 aircraft.
787 Settlement Agreement	June 17, 2022	⮚ Agreed to update delivery dates and settle certain consequences.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family aircrafts (5)	US$	230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚ Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
⮚ According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚ Airbus A320-Family aircrafts (30)	US$	2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚ Airbus A320-Family aircrafts (50)	US$	2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	⮚ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚ Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚ Covering the substitution of certain Aircraft.
Amendment No. 18 to the Second A320-Family Purchase Agreement	August 4, 2021	⮚ Covering the postponement of certain relevant deadlines.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family aircraft (20)	US$	1,700,000,000
⮚ Delivery scheduled to take place in 2017 and 2018
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
Amendment No. 7 to the A320 NEO Purchase Agreement	September 22, 2017	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 8 to the A320 NEO Purchase Agreement	December 21, 2018	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 9 to the A320 NEO Purchase Agreement	August 4, 2021	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
		TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family aircrafts (31)	US$	3,300,000,000
		⮚ Airbus A330-200 aircrafts (6)
		⮚ Delivery was scheduled to take place between 2007 and 2010
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family aircrafts (20)	US$	2,140,000,000
		⮚ Airbus A330-200 aircrafts (4)
		⮚ Delivery was scheduled to take place between 2007 and 2014
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family aircrafts (20)	US$	1,450,000,000
		⮚ Delivery was scheduled to take place between 2014 and 2015
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family aircrafts (10)	US$	1,730,000,000
		⮚ Airbus A320 NEO Family aircrafts (22)
		⮚ Delivery scheduled to take place between 2016 and 2018
		⮚ Ten option rights for Airbus A320 NEO Family aircraft
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Rescheduled delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft.
⮚ Cancel the delivery of one A321 Aircraft.
Amendment No. 27 to the A320/A330 Purchase Agreement	August 4, 2021	⮚ Incremental order of 28 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 28 to the A320/A330 Purchase Agreement	July 20, 2022	⮚ Incremental order of 17 additional A320 NEO Family Aircraft.
⮚ Rescheduling and type conversion of certain A320 NEO Family Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
TAM Material Contracts - A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircrafts (22)	US$	6,480,000,000
⮚ Ten option rights for Airbus A350 aircraft.

Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft
Termination Agreement in respect of the A350 Purchase Agreement	August 4, 2021	⮚ Cancellation of 2 remaining deliveries of A350-1000 XWB Aircraft

TAM Material Contracts - Boeing 777 Purchase Agreement

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircrafts (4)	US$	1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft
Supplemental Agreement No. 12 to the Purchase Agreement	February 3, 2020	⮚ Cancellation of one Aircraft
Supplemental Agreement No. 13 to the Purchase Agreement	April 29, 2021	⮚ Cancellation of one Aircraft

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

On February 25, 2022, we entered into lease agreements with Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of six A321neo to be delivered in 2023. Also, on March 31, 2022, we entered into lease agreements with Bank of Utah,not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of two additional A321neo to be delivered in 2023. These lease agreements are for a duration of twelve years.

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

On April 30, 2015, PW assigned the agreement described above to International Aero Engines, LLC.

On November 22, 2022, we entered into Amendment 7 to the above-mentioned services agreement with International Aero Engines, LLC, for the sale and support by IAE of PW1100 engines to power additional A320neo family aircraft and additional option aircraft, and additional PW1100 spare engines.

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

On September 9, 2021,we entered into lease agreements with Avolon for the lease of three 787-9. The lease agreements are for a duration of approximately thirteen years.

Vermillion Aviation

On September 3, 2019, we entered into lease agreements with Vermillion Aviation (Two) Limited (all having Vermillion Aviation Holdings Ireland Limited as servicer) for the lease of four A320 aircraft. The lease agreements are for a duration of approximately seven and eight years.

On February 1, 2021, we entered into additional lease agreements for the lease of two additional A320 aircraft with Vermillion Aviation (Nine) Limited (all having AMCK Aviation Holdings Ireland Limited acting as a servicer) for a duration of approximately nine years.

Sky Aero Management/ Dubai Aerospace Entreprise (DAE) Ltd.

On February 16, 2022, we entered into lease agreements with SFV Aircraft Holdings IRE 7 DAC, SFV Aircraft Holdings IRE 8 DAC and SFI Aircraft Holdings IX Designated Activity Company (all having Sky Aero Management acting as a servicer) for the lease of ten A320neo aircraft to be delivered on 2022, 2023 and 2024. The lease agreements are for a duration of twelve years.

In December 2022, four of the ten aircraft changed the servicer for Dubai Aerospace Entreprise (DAE) Ltd.

VMO Aircraft Leasing Ireland Service Co

On March 5, 2021, we entered into lease agreements with Wilmington Trust Company, not in its individual capacity but solely in its capacity as owner trustee, (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for the lease of eleven A321 aircraft. On April 23, 2021, we entered into lease agreements with UMB Bank N.A.not in its individual capacity but solely in its capacity as owner trustee (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for the lease of four 787-9 aircraft. The lease agreements are for a duration of approximately nine to ten years.

In July 2022, we entered into lease agreements for the lease of two Airbus A321-271NX aircraft with UMB Bank N.A. not in its individual capacity but solely in its capacity as owner trustee (all having Avolon Aerospace Leasing Limited acting as a servicer) for a duration of approximately 12 years.

In October 2022, we entered into lease agreements for the lease of two additional B787 aircraft with UMB Bank N.A.not in its individual capacity but solely in its capacity as owner trustee (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for a duration of approximately twelve years.

SABRE Contract

On May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement SABRE Inc., will grant LATAM access and use of certain reservation systems. This agreement will be effective for an initial period of 10 years.

In addition, LATAM has distribution agreements in place with SABRE as well as with other distribution providers. On May 1, 2020 we entered into a new Sabre Participant Carrier Distribution and Services Agreement. This agreement will be effective for successive 1-year periods until terminated anytime by either party upon at least 180 days’ notice.

AMADEUS Contract

On May 1, 2020, we entered into the Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity with Amadeus, an agreement effective for an initial period of two years. On January 14, 2021, LATAM rejected this contract, as part of its Chapter 11 proceedings, which took effect on March 1, 2021. Notwithstanding the foregoing, on March 12, 2021 LATAM and Amadeus entered into a new Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity. This Addendum will be automatically renewed for periods of one year, until terminated anytime upon at least 90 days’ notice.

TRAVELPORT Contract

On June 1, 2021, we entered into the Content Amendment to the Travelport International Global Airline Distribution Agreements. This Addendum will be automatically renewed for periods of one year, until terminated anytime upon at least 90 days’ notice before the end of any Additional Term.

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

Air BP-Copec

In December 2021, we entered into an Aviation Fuel Supply Agreement with Air BP Copec S.A. for services in Chile. These Agreements will be effective until January 31, 2023. An extension until April 30, 2023 has been agreed until new conditions are negotiated.

Repsol

In January 2023, we entered into an Aviation Fuel Supply Agreement with Repsol Marketing SAC and related companies. The agreement includes a local agreement for services in Peru valid until December 31, 2023.

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

On April 16, 2001, the Central Bank of Chile agreed that, effective April 19, 2001:

●	prior foreign exchange restrictions would be eliminated; and

●	a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied

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

Investment in Our Shares and ADRs

Currently, investments made by foreign investors in shares of our common stock are subject to the following requirements:

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

If the depositary does not receive voting instructions from a holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by our board of directors to vote the number of deposited securities represented by such holder’s ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	we think there is substantial opposition to the particular question; or

●	we think the particular question would have an adverse impact on our shareholders.

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

Purchases and sales of foreign exchange effectuated outside the Formal Exchange Market are made through the Informal Exchange Market (Mercado Cambiario Informal). There are no limits on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.

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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. On February 4, 2010, representatives of the governments of the United States and Chile signed an income tax treaty. The treaty will have to be approved by the U.S. Senate before it becomes effective and considering the latest changes proposed by the U.S. Congress, if approved in that jurisdiction the Chilean government also will have to move the tax treaty through its own Congress.

On February 4, 2022, Law No. 21,420 was published. The law aims to reduce or eliminate certain tax exemptions. The new law limits the non-taxable income benefit on capital gain on the disposal of public traded instruments, incorporating a 10% single tax on capital gains obtained by non-institutional investors on the sale of those instruments, tax effective for operations as of September 2, 2022.

Finally, on July 7, 2022 the Chilean government submitted to Congress a tax reform bill that includes amendments to the Income Tax Law, the Tax Code, the VAT Law, the introduction of a new wealth tax, among others. Among the aspects to be highlighted are: (i) the incorporation of a new general tax regime for large companies, which would separate the taxation of companies from that of their owners, and replace the current Partially Integrated Regime. Under this new proposed regime there would be a new Chilean Withholding Tax on dividends of 22% without the First Category Tax or “FCIT” credit. However, in the case of taxpayers resident in a country with which Chile has signed a double tax treaty that is currently in force, and who are also beneficiaries of such income, the FCIT will be credited against the respective Chilean withholding tax; (ii) alignment of capital gains obtained in the disposal of stock market instruments (shares and others) tax treatment to dividends, subjecting them to a 22% tax rate; (iii) administrative qualification of the General Anti-Avoidance Rule (GAAR); (iv) incorporation of an anonymous tax whistleblower; (v) modification of the Chilean IRS’ appraisal authority (Article 64 of the Chilean Tax Code); (vi) limitation on the use of carry-forward tax losses; (vi) the introduction of a new tax applied on undistributed taxable profits held by Chilean passive investment companies; (vii) the creation of a 2% development tax aimed at promoting R&D expenditure, among other relevant proposed changes. However, on March 8, 2023, the bill was rejected by the House of Representatives. In this scenario, the government may insist that the bill be approved by the Senate (which requires a quorum of 2/3) or re-submit the bill to the House of Representatives after a 1-year period.

Cash Dividends and Other Distributions

Under the Partially Integrated Regime, cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities (the “Withholding Tax”). A credit against the Withholding Tax is available based on the corporate income tax rate of the year of distribution and provided a sufficient balance of accumulated corporate income tax credits is available. These credits correspond to corporate income tax we actually paid on the accumulated income (referred to herein as the “First Category Tax” or “FCIT”). However, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. If we register net income and a tax loss, no credit against the Withholding Tax may be available.

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

Under a transitory provision included in Law No. 21,210, in effect until December 31, 2026, the full 27% First Category Tax will also be creditable against the 35% Withholding Tax if the recipient of a dividend distribution is a shareholder resident in a country with which Chile has a tax treaty signed before January 1st, 2020, even if such treaty is not yet in force. This last tax reform extended this benefit which was included by the Law No. 20,780 and was in force until December 31, 2021.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non-Treaty Country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100).	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.84)
Net tax withheld	(2.40)	(5.27)
Net dividend received	19.5	16.64
Effective dividend withholding rate	11%	24%

(*)	30% of net distributable income.

(**)	The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

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

Capital Gains

Gains from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains realized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Tax. However, a gain not exceeding 10 Annual Tax Units (app US 8,650 as of January 6, 2023) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable. The proceeds of the sale or disposition are subject to a withholding of 35% applicable on the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total proceeds, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return.

Notwithstanding the above, Article 107 of the Chilean Income Tax Law provides for a 10% sole tax on capital gains arising from the sale of shares of listed companies traded in the stock markets (except for capital gains obtained by “institutional investors” –as defined in Article 4 bis (d) of the Chilean Securities Market Act–, whether domiciled or resident in Chile or abroad, which will be tax exempt if the legal requirements are met). In general terms, the referred provision mandates that in order to qualify for this special tax treatment: (i) the shares must be of a publicly held stock corporation with a “high trading presence” status in the Chilean Stock Exchanges; (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Act or as the consequence of a contribution to a fund as regulated in Article 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Act, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Article 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001.

The buyer or stockbroker or securities agent acting on behalf of the Foreign Holder shall withhold the amount of the sole tax at the time the sales price is paid, remitted, credited into account or placed at the disposal of the Foreign Holder. The withholding shall be made at 10% rate on the taxable gain, unless the buyer or stockbroker or securities agent acting on behalf of the Foreign Holder does not have sufficient information to determine such capital gain, in which case the withholding shall be made at a provisional rate of 1% on the total price, without any deduction. In this last case, the Foreign Holder must file an annual tax return to pay any differences between the withheld amounts and the final applicable tax, or to request a refund if the first were made in excess of the final tax.

According to Ruling No. 1,480 (issued on August 22, 2014), the Chilean IRS confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is subject to the same tax regime as the gain on the sale of any stock with high stock market presence, which according to the rules enforce as of such date, were not subject to taxes in Chile. Thus, according to the recent modifications, such ruling should imply that they would be subject to the sole tax at a rate of 10%. Such reduced rate is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock Exchange. According to General Ruling No. 327, issued by the CMF on January 17, 2012, shares are considered to have a high presence in the stock exchange when they:

●	are registered in the Securities Registry;

●	are registered in a Chilean Stock Exchange; and

●	meet at least one of the following requirements:

●	have an adjusted presence equal to or above 25%;

●	have a Market Maker (this requirement is limited under Law No. 21,420).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (app US$ 41,080 as of January 6, 2023) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

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

A capital gain tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014, by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

Pursuant to the regulations of the grandfathering rule, to qualify for the exemption, the taxpayer must be incorporated or formed outside of Chile, not have a domicile in Chile, and must qualify as a foreign institutional investor according to the requirements set forth in the law. In addition, the foreign institutional investor must not directly or indirectly participate in the control of the corporations issuing the shares it invests in, nor possess or participate directly or indirectly in 10% or more of the capital or the profits of such corporations. Furthermore, the foreign institutional investor must execute a written contract with a bank, or a stockbroker incorporated in Chile. In this contract, the bank or stockbroker must undertake to execute purchase and sale orders, verify the applicability of the tax exemption or tax withholding, and inform the Chilean IRS of the investors it works with and the transactions it performs. Finally, the foreign institutional investor must register with the Chilean IRS by means of a sworn statement issued by such bank or stockbroker.

The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange duly adjusted for local inflation. For purposes of Ruling No. 324, dated January 29, 1990, issued by the Chilean IRS, the valuation procedure set forth in the deposit agreement, which values the shares that are being exchanged at the highest reported sales price at which they trade on the stock exchange on the day on which the transfer of such shares is recorded on the books of the company’s share registrar, will determine the Foreign Holder’s acquisition value for this purpose. In the case where the sale of the shares is made on a day that is different from the date on which the exchange is recorded, capital gains subject to taxation in Chile may be generated. Notwithstanding the foregoing, following the criteria of Ruling No. 3708, dated October 1, 1999, issued by the Chilean IRS, the deposit agreement provides that in the event that the exchanged shares are sold by the Foreign Holder on a Chilean stock exchange on the same day on which the transfer is recorded on the company’s share registrar or within two Chilean business days prior to the date on which the sale is recorded on those books, the acquisition value of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

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

The laws on which this section is based are subject to differing interpretations. No ruling has been sought from the U.S. Internal Revenue Service (the “U.S. IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the U.S. IRS or a court will not take a contrary position.

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

ADSs

As a result of our Chapter 11 proceedings, LATAM was delisted from the NYSE on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAY.” In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the beneficial owner of the common shares represented by those ADRs. Exchanges of common shares for ADRs, and ADRs for common shares, generally will not be subject to U.S. federal income tax.

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

If you are a U.S. holder who is an individual, trust, or estate, then dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

●	(a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States; or (b) we are eligible for benefits of a comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program;

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC; and

●	you hold the ADSs or common shares, as applicable, for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements; and the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for 2022. See “PFIC Rules,” below.

U.S. IRS guidance provides that shares and ADSs are considered as readily tradable on an established securities market in the United States if they are listed on certain national U.S. securities exchanges, including the NYSE. In the case of stock that is not listed in a manner that meets this definition (such as stock listed on the OTC Bulletin Board or on the electronic pink sheets), the U.S. IRS indicated in 2003 that it was considering whether, or to what extent, treatment as “readily tradable on an established securities market in the United States” should be conditioned on the satisfaction of parameters regarding minimum trading volume, minimum number of market makers, maintenance and publication of historical trade or quotation data, issuer reporting requirements under SEC or exchange rules, or issuer disclosure or determinations regarding PFIC or similar status. To date the U.S. IRS has not issued further guidance on this topic.

Accordingly, because our ADSs were delisted from the NYSE on June 22, 2020 and currently trade only on the over-the-counter market, and because our common shares are not listed on any United States securities exchange, the U.S. IRS may (as long as there is no income tax treaty in force and effect between Chile and the United States) take the position that dividends we pay with respect to the common shares are not qualified dividend income, and therefore, that the U.S. dollar amount of such dividends received by an individual, trust, or estate U.S. holder are subject to taxation at ordinary U.S. federal income tax rates. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

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

The amount of dividend income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) may be creditable or deductible against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. IRS and any Chilean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. The application of these requirements to the Chilean tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Chilean dividend tax is not a creditable tax or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Chilean tax in computing your taxable income for U.S. federal income tax purposes.

Dividends will generally be income from sources outside the United States and, for U.S. holders that elect to claim foreign tax credits, will, depending on your circumstances, generally be “passive category income” for foreign tax credit purposes. The rules relating to foreign tax credits and deductions are complex. U.S. holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, in your common shares or ADSs, as determined in U.S. dollars. Capital gain of a U.S. holder who is an individual, trust, or estate, is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Under the new foreign tax credit requirements recently adopted by the U.S. IRS, any Chilean tax imposed on the sale or other disposition of the common shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Chilean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Chilean tax imposed on such sale or disposition.

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

PFIC Rules

We believe that our common shares and ADSs should not be treated as stock of a PFIC for 2022 and we do not anticipate becoming a PFIC in future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, distributions that you receive from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. IRS if such holder holds ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in the common shares or ADSs.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the shares or ADSs to a U.S. holder generally are subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. IRS in a timely manner.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

LATAM fuel consumption for 2022 was 1,028 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.

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

LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to our Company-Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”

During 2022, 2021 and 2020 we entered into a mix of swaps and option contracts on NYMEX HEATING OIL and JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2022 LATAM	2021 LATAM	2020 LATAM
Gallons Purchased (million)	249.4	117.4	864.3
% Total Annual Fuel Consumption	24.6%	16.1%	146.4	%*
Combined Result of Hedges (in millions of US$)	18.8	10.1	(98.3)

*	The percentage shown in the table considers all the hedging instruments (swap and options), which between March 2020 and December 31, 2020, were not accounted as hedge accounting.

As of December 31, 2022, the fair value of our outstanding fuel related derivative contracts was US$12.6 million (positive).

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

The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2023, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2022, 2021, 2020.

	LATAM fuel price sensitivity Position as of December 31
	2022 LATAM (effect on equity)	2021 LATAM (effect on equity)	2020 LATAM (effect on equity)
	(millions of US$ per barrel)
HO or JET benchmark price
+5	+2.2	+2.7	+0.6
-5	-2.3	-3.3	-0.6

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS principles for recognizing and measuring financial instruments.

Given the fuel hedge structure during the year 2022, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$123 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$122.1 million higher fuel costs.

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

To a lesser extent, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2022, LATAM has US$ 108 million in notional for FX Hedges.

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

The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$ 4 billion since the combination between LAN and TAM in June 2012 to around US$ 707 million as of December 31, 2022. The Company continues working to mitigate this exposure through financial and operational mechanisms.

The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2022 LATAM	2021 LATAM	2020 LATAM
	(millions of US$)
Appreciation (depreciation) of R$/US$
-10%	+70.7	+51.9	-10.9
+10%	-70.7	-51.9	+10.9

Our foreign currency exchange exposure as of December 31, 2022 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,828,053	51.7%	1,178,918	33.3%	173,564	4.9%	355,889	10.1%	3,536,424
Other assets	8,201,681	84.8%	1,353,605	14%	62,428	0.6%	56,886	0.6%	9,674,600
Total assets	10,029,734	75.9%	2,532,523	19.2%	235,992	1.8%	412,775	3.1%	13,211,024
Current liabilities	1,029,042	20.2%	1,541,030	30.1%	434,940	8.5%	2,083,683	40.7%	5,088,695
Long-term liabilities	6,879,832	85.0%	876,820	10.9%	255,930	3.2%	79,026	1%	8,091,608
Total liabilities and shareholders’ equity	7,908,874	60.0%	2,417,850	18.4%	690,870	5.3%	2,162,709	16.4%	13,211,024

Risk of Fluctuations in Interest Rates

As of December 31, 2022, LATAM had US$4.7 billion in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates, although at this moment, given the Chapter 11 proceedings, LATAM has no derivatives ongoing. Given this situation, approximately 52% of LATAM outstanding debt as of December 31, 2022, was effectively at a fixed rate.

LATAM’s interest-bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$2,266 million, from which 48% is assigned to aircraft financing and 52% to non-aircraft financing. The fixed interest rate debt amounts are US$2,407 million of which 33% is assigned to aircraft financing and 67% to non-aircraft financing.

As of December 31, 2022, the value of interest rate derivative positions amounted to MUS$ 8.8 (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft. As of December 31, 2021, the Company did not maintain interest rate derivative positions in force.

During the period ended December 31, 2022, the Company recognized losses of US$7 million (negative) corresponding to the recognition for premiums paid.

As of December 31, 2022, the Company recognized a decrease in the right-of-use asset upon settlement of a derivative of US$ 8.1 million associated with leased aircraft. On this same date, a lower expense for depreciation of the right-of-use asset for US$ 0.1 million (positive) was recognized. At the end of December 2021, the Company did not earn profits or losses for this same concept.

As of December 31, 2022, the average interest rate of our outstanding interest-bearing long-term debt rate was 9.3%.

The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2022, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2022 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2023	2024	2025	2026	2027	2028 and thereafter
	(millions of US$)
Interest-bearing liabilities	9.3%	605	199	241	191	1676	1,350

(1)	At cost.
(2)	Average interest rate means the average prevailing interest rate on our debt on December 31, 2022.
(3)	This does not include disputed claims.

The following table shows the sensitivity of changes in our long-term interest-bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2022 LATAM	2021 LATAM	2020 LATAM
	(millions of US$)
Increase (decrease) in LIBOR
+100 basis points	-22.67	-46.31	-42.11
-100 basis points	+22.67	+46.31	+42.11

Changes in market conditions produce a change in the valuation of current financial instruments hedging against fluctuations in interest rates, causing an effect on the Company’s equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made by increasing (decreasing) 100 basis points of the interest rate curve.

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2022 LATAM	2021 LATAM	2020 LATAM
	(millions of US$)
Increase (decrease) in three month LIBOR
Future Rates
+100 basis points	+6.9	+0	+0
-100 basis points	-8.2	-0	-0

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS.

There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer

Past Fees and Payments

During 2022, the Company received US$976,842.29 from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2022, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

B.  Management’s Annual Report on Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2022 has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report included herein.

C. Attestation report of the registered public accounting firm.

See page F-2 of our audited consolidated financial statements.

D.  Changes in internal controls over financial reporting.

There have been no changes that have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.

ITEM 16 RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has not designated an “audit committee financial expert”, within the meaning of this Item 16. As of the date of publication, the reason for not having an audit committee financial expert is due to the recent election of the board of directors. This and other matters are expected to be discussed and resolved in the upcoming sessions of the board.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics and conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our senior management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile or by e-mail at InvestorRelations@latam.com we will provide any person with a copy of it without charge. If we amend the provisions of our code of ethics that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, during the fiscal years ended December 31, 2022 and 2021:

	2022	2021
	USD (in thousands)
Audit fees	3,026	1,590
Audit-related fees	-	-
Tax fees	-	-
All Other fees	45	-

Total fees	3,071	1,590

Audit-related fees in the above table are the aggregate fees billed by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, including due diligence and other audit related services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 Jan 1 - Jan 31	-	-	-	-
Month #2 Feb 1 - Feb 28	-	-	-	-
Month #3 Mar 1 - Mar 31	-	-	-	-
Month #4 Apr 1 - Apr 30	-	-	-	-
Month #5 May 1 - May 31	-	-	-	-
Month #6 Jun 1 - Jun 30	-	-	-	-
Month #7 Jul 1 - Jul 31	-	-	-	-
Month #8 Aug 1 - Aug 31	-	-	-	-
Month #9 Sep 1 - Sep 30	-	-	-	-
Month #10 Oct 1 - Oct 31	36,917,303,811	0.01083866	36,917,303,811	-
Month #11 Nov 1 - Nov 30	-	-	-	-
Month #12 Dec 1 - Dec 31	-	-	-	-
Total	36,917,303,811	0.01083866	36,917,303,811	-

As part of the US$800 million common equity rights offering issued by LATAM in context of its restructuring proceedings, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, the table above details the shares subscribed by the Cueto Group in October, 2022 during the course of the preemptive rights offering period. Of this total of 36,917,303,811 shares, 15,770,967,858 correspond to shares that were delivered as compensation for the participation of Costa Verde Aeronáutica S.A. in the Junior DIP Facility.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

As a result of our Chapter 11 proceedings, the New York Stock Exchange (the “NYSE”) filed with the SEC a notice on June 10, 2020 in order to delist our American Depositary Shares (ADSs). The delisting became effective on June 22, 2020. Our ADSs continue to trade in the over-the-counter market under the ticker “LTMAY.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17 FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18 FINANCIAL STATEMENTS

See our consolidated Financial Statements beginning on page F-1.

ITEM 19 EXHIBITS

Documents filed as exhibits to this annual report

Exhibit No.	Description
1.1	Amended and Restated By-laws of LATAM Airlines Group S.A., dated July 25, 2022, incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form F-1, filed October 26, 2022, File No. 333-266844.
2.1	Third Amended and Restated Deposit Agreement dated as of September 21, 2017 among the Company and its successors and JPMorgan Chase Bank N.A., incorporated herein by reference from Exhibit 99(a)(1) to our registration statement on Form F-6 (File No. 333-262919), filed on February 22, 2022.
2.2	Amendment No. 1 dated as of March 12, 2021 to the Third Amended and Restated Deposit Agreement dated as of September 21, 2017, between the Company and JPMorgan Chase Bank N.A., filed as Exhibit 99(a)(2) to our registration statement on Form F-6 (File No. 333-262919), filed on February 22, 2022.
2(d)*	Description of Securities Disclosure
2.3	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.
4.1.1	Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.2	Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 30, 2006, and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.3	Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 29, 2010, and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.4	Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.5	Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.6	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.7	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit No.	Description
4.1.8	Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.9	Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.1.10	Amendment No. 18 (dated as of August 4. 2021), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of these documents have been omitted pursuant to a request for confidential treatment.
4.2	Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LAN Cargo S.A., dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LAN Cargo S.A., dated as of April 30, 2007 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 7, 2007, and portions of which have been omitted pursuant to a request for confidential treatment).
4.3	Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on June 25, 2008, and portions of which have been omitted pursuant to a request for confidential treatment).
4.3.1	Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).
4.3.2	Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.3.3	Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.3.4	Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).
4.3.5	Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016 and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.3.6	Supplemental Agreement No. 18 (dated as of April 29, 2021) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of these documents have been omitted pursuant to a request for confidential treatment.
4.4	General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).
4.5	Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011, and portions of which have been omitted pursuant to a request for confidential treatment).
4.5	Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).
4.5.1	Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on May 08, 2012).
4.6	Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated by reference to our amended annual report on Form 20-F (File No. 001-14728), filed on May 5, 2011).
4.7	Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).
4.8	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).
4.9	Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM S.A. (incorporated by reference to our amended registration statement on Form F-4 (File No. 333-177984), filed on November 15, 2011).
4.10	Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description
4.11	A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.11.1	Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.11.2	Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.11.3	Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.11.4	Amendment No. 9 (dated as of August 4, 2021), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of these documents have been omitted pursuant to a request for confidential treatment.
4.12	Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.13	Buyback Agreement No. 3030 relating to One (1) Airbus A318-100 Aircraft MSN 3003, dated as of August 10, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.14	Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.15	Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.16	Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.17	Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 2, 2012, and portions of which have been omitted pursuant to a request for confidential treatment).
4.18	Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.19	Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.20	Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.21	Buyback Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.22	Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services. Portions of this document have been omitted pursuant to a request for confidential treatment (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.23	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industries GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S.A. and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.
4.23.1	Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).
4.23.2	Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2014, and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description
4.23.3	Amendment No. 14 (dated as of March 31, 2014), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. No. 001-14728), filed on April 1, 2015, and portions of which have been omitted pursuant to a request for confidential treatment).
4.24	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.
4.24.1	A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.24.2	Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.24.3	Novation Agreement (dated as of July 21, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.24.4	Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).
4.24.5	Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.24.6	Termination Agreement (dated as of August 4, 2021) in respect of the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of these documents have been omitted pursuant to a request for confidential treatment.
4.25	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.
4.26.1	PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.26.2*##	Amendment 7 dated as of November 22, 2022 to the PW1100G-JM Engine Support and Maintenance Agreement, as amended and restated, dated as of February 26, 2014 between the Company and International Aero Engines, LLC relating to the sale and support of PW1100 engines.
4.27	Framework Deed, dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. Portions of this document have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.28	A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.28.1	Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.28.2	Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.28.3	Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.
4.28.4	Amendment No. 27 (dated as of August 4, 2021) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of this document have been omitted pursuant to a request for confidential treatment.
4.29	Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM - Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).
4.29.1	Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

Exhibit No.	Description
4.29.2	Supplemental Agreement No. 13, dated as of April 29, 2021, to Purchase Agreement No. 3158, as amended, between TAM Linhas Aéreas and The Boeing Company (dated as of February 8, 2007), incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of these documents have been omitted pursuant to a request for confidential treatment.
4.30	Operating Lease Agreement between Avolon Aerospace AOE 147 Limited and the Company, dated as of September 9, 2021, relating to Boeing Model 787-9 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022. Portions of this document have been omitted pursuant to a request for confidential treatment.
4.31	Form of Operating Lease Agreements between UMB Bank, N.A. and LATAM Airlines Group S.A. entered into in 2021 relating to Boeing Model 787-9 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022, portions of which have been omitted pursuant to a request for confidential treatment.
4.32	Form of Aircraft Lease Agreements between Wilmington Trust Company and LATAM Airlines Group S.A. entered into in 2021 relating to Airbus A321-200 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022, portions of which have been omitted pursuant to a request for confidential treatment.
4.33	Form of Aircraft Lease Agreements between Vermillion Aviation (Nine) Limited and LATAM Airlines Group S.A. entered into in August and September 2021 relating to Airbus A320-214 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022, portions of which have been omitted pursuant to a request for confidential treatment.
4.34	Framework Agreement dated as of September 26, 2019 by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc.
4.35	Restructuring Support Agreement, dated as of November 26, 2021 among the Company, other debtors party thereto and the commitment parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 29, 2021.
4.36	Backstop Commitment Agreements, dated as of January 12, 2022 among the Company, other debtors party thereto and the respective backstop parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 13, 2022.
4.37*##	Operating Lease Agreements dated as of February 16, 2022, as amended and restated, between the Company, SFV Aircraft Holdings IRE 7 DAC, SFV Aircraft Holdings IRE 8 DAC and SFI Aircraft Holdings IX Designated Activity Company.
4.38*##	Operating Lease Agreements both dated as of October 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as trustee of MSN 38481 Trust) relating to the lease of two additional Boeing Model 787-9 aircrafts.
4.39*##	Operating Lease Agreements both dated as of July 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as owner trustee o) relating to the lease of two additional Airbus A321-271NX aircrafts.
4.40*##	Aircraft Lease Agreements both dated as of February 01, 2021 between the Company and Vermillion Aviation (Nine) Limited relating to the lease of two additional Airbus A320-214 aircrafts.
4.41*##	Aircraft Lease Agreements dated as of February 25, 2022 and March 31, 2022, respectively, between the Company and Bank of Utah (in its capacity as trustee of Aircraft 32A-012168X (Utah) Trust) relating to the lease of eight A321neo aircrafts.
4.43*##	Registration Rights Agreement, dated as of November 3, 2022, as amended and restated on November 10, 2022, by and among the Company and the Holders.
4.44*##	Joint Venture Agreement, dated as of May 7, 2020 among the Company and Delta Air Lines Inc.
4.45	Joint Plan of Reorganization, dated as of June 18, 2022 entered by the United States Bankruptcy Court for the Southern District of New York, incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form F-1, filed October 26, 2022, File No. 333-266844.
4.47.1*##	Exit Term Loan B Credit Facility Agreement, dated as of October 12, 2022, among the Company and the parties thereto.
4.47.2*##	Exit Term Loan B Incremental Amendment, dated as of November 3, 2022, among the Company and the parties thereto.
4.48*##	Indenture, dated as of October 18, 2022, among the Company, the Guarantors and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 13.375% Senior Secured Notes due 2027.
4.49*##	Indenture, dated as of October 18, 2022, among the Company, the Guarantors and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 13.375% Senior Secured Notes due 2029.
8.1*	List of subsidiaries of the Company.
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
##	Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Latam Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Santiago, Chile March 9, 2023

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

Santiago, Chile March 9, 2023

Latam Airlines Group S.A.

Intangible Assets with Indefinite Useful Life (airport slots and loyalty program) Impairment Assessment

As described in Notes 2.7, 4(a) and 15 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (airport slots and loyalty program) balance at December 31, 2022 was US$829 million. Management conducts an impairment assessment annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rate, inflation rates and fuel price.

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

Santiago, Chile March 9, 2023

Latam Airlines Group S.A.

Valuation of Loyalty Programs Breakage

As described in Notes 2.19, 4(e) and 21 to the consolidated financial statements, the Company has recorded deferred income of US$2,953 million as of December 31, 2022, of which US$1,261 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management used statistical models to estimate the breakage which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

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
Auditores y Compañia Limitada

Santiago, Chile March 9, 2023

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS

	Note	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,216,675	1,046,835
Other financial assets	7 - 11	503,515	101,138
Other non-financial assets	12	191,364	108,368
Trade and other accounts receivable	7 - 8	1,008,109	881,770
Accounts receivable from related entities	7 - 9	19,523	724
Inventories	10	477,789	287,337
Current tax assets	17	33,033	41,264
Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,450,008	2,467,436
Non-current assets (or disposal groups) classified as held for sale	13	86,416	146,792

Total current assets		3,536,424	2,614,228

Non-current assets
Other financial assets	7 - 11	15,517	15,622
Other non-financial assets	12	148,378	125,432
Accounts receivable	7 - 8	12,743	12,201
Intangible assets other than goodwill	15	1,080,386	1,018,892
Property, plant and equipment	16	8,411,661	9,489,867
Deferred tax assets	17	5,915	15,290
Total non-current assets		9,674,600	10,677,304
Total assets		13,211,024	13,291,532

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of December 31, 2022	As of December 31, 2021
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	802,841	4,453,451
Trade and other accounts payables	7 - 19	1,627,992	4,839,251
Accounts payable to related entities	7 - 9	12	661,602
Other provisions	20	14,573	27,872
Current tax liabilities	17	1,026	675
Other non-financial liabilities	21	2,642,251	2,332,576
Total current liabilities		5,088,695	12,315,427

Non-current liabilities
Other financial liabilities	7 - 18	5,979,039	5,948,702
Accounts payable	7 - 23	326,284	472,426
Other provisions	20	927,964	712,581
Deferred tax liabilities	17	344,625	341,011
Employee benefits	22	93,488	56,233
Other non-financial liabilities	21	420,208	512,056
Total non-current liabilities		8,091,608	8,043,009
Total liabilities		13,180,303	20,358,436

EQUITY
Share capital	24	13,298,486	3,146,265
Retained earnings/(losses)	24	(7,501,896)	(8,841,106)
Treasury Shares	24	(178)	(178)
Other equity	24	39	-
Other reserves	24	(5,754,173)	(1,361,529)
Parent’s ownership interest		42,278	(7,056,548)
Non-controlling interest	14	(11,557)	(10,356)
Total equity		30,721	(7,066,904)
Total liabilities and equity		13,211,024	13,291,532

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2022	2021	2020
		ThUS$	ThUS$	ThUS$

Revenue	5 - 25	9,362,521	4,884,015	3,923,667
Cost of sales	26	(8,103,483)	(4,963,485)	(4,513,228)
Gross margin		1,259,038	(79,470)	(589,561)

Other income	27	154,286	227,331	411,002
Distribution costs	26	(426,599)	(291,820)	(294,278)
Administrative expenses	26	(576,429)	(439,494)	(499,512)
Other expenses	26	(531,575)	(535,824)	(692,939)
Gain (losses) from restructuring activities	26	1,679,934	(2,337,182)	(990,009)
Other gains/(losses)	26	(347,077)	30,674	(1,874,789)
Income (Loss) from operation activities		1,211,578	(3,425,785)	(4,530,086)

Financial income	26	1,052,295	21,107	50,397
Financial costs	26	(942,403)	(805,544)	(586,979)
Foreign exchange gains/(losses)		25,993	131,408	(48,403)
Result of indexation units		(1,412)	(5,393)	9,348
Income (Loss) before taxes		1,346,051	(4,084,207)	(5,105,723)
Income tax (expense) / benefits	17	(8,914)	(568,935)	550,188

NET INCOME (LOSS)		1,337,137	(4,653,142)	(4,555,535)

Income (Loss) attributable to owners of the parent		1,339,210	(4,647,491)	(4,545,887)
Loss attributable to non-controlling interest	14	(2,073)	(5,651)	(9,648)

Net Income (Loss)		1,337,137	(4,653,142)	(4,555,535)

EARNING (LOSS) PER SHARE
Basic earning (loss) per share (US$)	29	0.013861	(7.66397)	(7.49642)
Diluted earning (loss) per share (US$)	29	0.013592	(7.66397)	(7.49642)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2022	2021	2020
		ThUS$	ThUS$	ThUS$

NET INCOME/(LOSS)		1,337,137	(4,653,142)	(4,555,535)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(9,935)	10,018	(3,968)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(9,935)	10,018	(3,968)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax		(32,563)	20,008	(894,394)
Other comprehensive loss, before taxes, currency translation differences		(32,563)	20,008	(894,394)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	52,017	38,870	(105,280)
Reclassification adjustment on cash flow hedges before tax	24	31,293	(16,641)	(14,690)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(8,143)	-	-
Other comprehensive income (losses), before taxes, cash flow hedges		75,167	22,229	(119,970)
Change in value of time value of options
Losses on change in value of time value of options before tax	24	(24,005)	(23,692)	-
Reclassification adjustments on change in value of time value of options before tax	24	19,946	6,509	-
Other comprehensive income (losses), before taxes, changes in the time value of the options		(4,059)	(17,183)	-
Total other comprehensive income (loss) that will be reclassified to income before taxes		38,545	25,054	(1,014,364)
Other components of other comprehensive income (loss), before taxes Income tax relating to other comprehensive income that will not be reclassified to income		28,610	35,072	(1,018,332)
Income (loss) tax relating to new measurements on defined benefit plans	17	567	(2,783)	924
Income tax relating to other comprehensive income (loss) that will not be reclassified to income		567	(2,783)	924
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(235)	(58)	959
Income taxes related to components of other comprehensive loss will be reclassified to income		(235)	(58)	959
Total Other comprehensive income (loss)		28,942	32,231	(1,016,449)
Total comprehensive income (loss)		1,366,079	(4,620,911)	(5,571,984)
Comprehensive income (loss) attributable to owners of the parent		1,367,315	(4,616,914)	(5,566,991)
Comprehensive income (loss) attributable to non-controlling interests		(1,236)	(3,997)	(4,993)
TOTAL COMPREHENSIVE INCOME (LOSS)		1,366,079	(4,620,911)	(5,571,984)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS	$ThUS$
Equity as of January 1, 2022		3,146,265	-	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	-	1,339,210	1,339,210	(2,073)	1,337,137
Other comprehensive income		-	-	-	(33,401)	74,932	(4,059)	(9,367)	-	-	28,105	-	28,105	837	28,942
Total comprehensive income		-	-	-	(33,401)	74,932	(4,059)	(9,367)	-	-	28,105	1,339,210	1,367,315	(1,236)	1,366,079
Transactions with shareholders Equity issue	24-34	800,000	-	-	-	-	-	-	-	-	-	-	800,000	-	800,000
Increase for other contributions from the owners	24	-	9,250,229	-	-	-	-	-	-	(4,340,749)	(4,340,749)	-	4,909,480	-	4,909,480
Increase (decrease) through transfers and other changes, equity	24-34	9,352,221	(9,250,190)	-	-	-	-	-	-	(80,000)	(80,000)	-	22,031	35	22,066
Total transactions with shareholders		10,152,221	39	-	-	-	-	-	-	(4,420,749)	(4,420,749)	-	5,731,511	35	5,731,546
Closing balance as of December 31, 2022		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains (Losses)	Actuarial gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2-25	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the year	25	-	-	-	-	-	-	-	-	-	(4,647,491)	(4,647,491)	(5,651)	(4,653,142)
Other comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	-	30,577	1,654	32,231
Total comprehensive income		-	-	18,354	22,171	(17,183)	7,235	-	-	30,577	(4,647,491)	(4,616,914)	(3,997)	(4,620,911)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Total transactions with shareholders		-	-	-	-	-	-	-	(3,921)	(3,921)	-	(3,921)	313	(3,608)
Closing balance as of December 31, 2021		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2020		3,146,265	(178)	(2,890,287)	56,892	(22,940)	36,289	2,452,469	(367,577)	352,272	3,130,782	(1,605)	3,129,177
Total increase (decrease) in equity
Net income/(loss) for the year	25	-	-	-	-	-	-	-	-	(4,545,887)	(4,545,887)	(9,648)	(4,555,535)
Other comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	-	(1,021,104)	4,655	(1,016,449)
Total comprehensive income		-	-	(900,226)	(117,833)	(3,045)	-	-	(1,021,104)	(4,545,887)	(5,566,991)	(4,993)	(5,571,984)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	946	(450)	496	-	496	(74)	422
Total transactions with shareholders		-	-	-	-	-	946	(450)	496	-	496	(74)	422
Closing balance as of December 31, 2020		3,146,265	(178)	(3,790,513)	(60,941)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2022	2021	2020
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,549,542	5,359,778	4,620,409
Other cash receipts from operating activities		117,118	52,084	51,900
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(9,113,130)	(4,391,627)	(3,817,339)
Payments to and on behalf of employees		(1,039,336)	(941,068)	(1,227,010)
Other payments for operating activities		(272,823)	(156,395)	(70,558)
Income taxes (paid)		(14,314)	(9,437)	(65,692)
Other cash inflows (outflows)	34	(130,260)	(87,576)	13,593

Net cash (outflow) inflow from operating activities		96,797	(174,241)	(494,697)
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		-	752	-
Other collections from the sale of equity or debt instruments of other entities		-	-	-
Other cash receipts from sales of equity or debt instruments of other entities		417	35	1,464,012
Other payments to acquire equity or debt instruments of other entities		(331)	(208)	(1,140,940)
Amounts raised from sale of property, plant and equipment		56,377	105,000	75,566
Purchases of property, plant and equipment		(780,538)	(597,103)	(324,264)
Purchases of intangible assets		(50,116)	(88,518)	(75,433)
Interest received		18,934	9,056	36,859
Other cash inflows (outflows)	34	6,300	18,475	(2,192)

Net cash (outflow) inflow from investing activities		(748,957)	(552,511)	33,608
Proceeds from the issuance of shares	34	549,038	-	-
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		-	-	(3,225)
Amounts from the issuance of other equity instruments	34	3,202,790	-	-
Amounts raised from long-term loans	34	2,361,875	-	1,425,184
Amounts raised from short-term loans	34	4,856,025	661,609	560,296
Loans from Related Entities	32	770,522	130,102	373,125
Loans repayments	34	(8,759,413)	(463,048)	(793,712)
Payments of lease liabilities	34	(131,917)	(103,366)	(122,062)
Payments of loans to related entities	34	(1,008,483)	-	-
Dividends paid		-	-	(571)
Interest paid		(521,716)	(104,621)	(210,418)
Other cash (outflows) inflows	34	(463,766)	(11,034)	(107,788)
Net cash inflow (outflow) from financing activities		854,955	109,642	1,120,829
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		202,795	(617,110)	659,740
Effects of variation in the exchange rate on cash and cash equivalents		(32,955)	(31,896)	(36,478)
Net (decrease) increase in cash and cash equivalents		169,840	(649,006)	623,262
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,046,835	1,695,841	1,072,579
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,216,675	1,046,835	1,695,841

The accompanying Notes 1 to 36 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Latam’s ADR are currently trading in the United States of America on the OTC (Over-The-Counter) markets. LATAM Airlines Group S.A. and certain of its direct and indirect affiliates announced their emergence on November 3, 2022, from their reorganization proceedings in the United States of America under Chapter 11 of Title 11 of the United States Code at the United States Bankruptcy Court for the Southern District of New York (the Chapter 11 Proceedings”)

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentine and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of December 31, 2022, the Company’s statutory capital is represented by 606,407,693,000 ordinary shares without nominal value. Of such amount, as of said date, 605,231,854,725 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings.

The major shareholders of the Company considering the total amount of subscribed and paid shares are Banco de Chile on behalf of State Street which owns 46,96%, Banco de Chile on behalf of Non-Resident Third Parties with 12.68%, Delta Air Lines with 10.03% and Qatar Airways with 10,02% ownership (9.999999992% considering the total amount of authorized shares).

As of December 31, 2022, the Company had a total of 2,092 shareholders in its registry. At that date, approximately 0.01% of the Company’s capital stock was in the form of ADRs.

During 2022, the LATAM Group had an average of 30,877 employees, ending this year with a total number of 32,507 people, distributed in 4,627 Administration employees, 16,803 in Operations, 7,423 Cabin Crew and 3,654 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

				As December 31, 2022			As December 31, 2021			As December 31, 2020
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.9714	0.0286	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.8900	0.1100	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	96.2208	3.7792	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.9800	0.0200	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of December 31, 2022, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arises as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

b)	Financial Information

		Statement of financial position									Net Income
											For the period ended
											December 31,
		As of December 31, 2022			As of December 31, 2021			As of December 31, 2020			2022	2021	2020
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	392,232	1,727,968	(1,342,687)	432,271	1,648,715	(1,236,243)	404,944	1,487,248	(853,624)	(120,717)	(7,289)	(290,980)
Foreign	Latam Airlines Perú S.A.	335,773	281,178	54,595	484,388	417,067	67,321	661,721	510,672	8,691	(12,726)	(109,392)	(175,485)
93.383.000-4	Lan Cargo S.A.	394,378	212,094	182,284	721,484	537,180	184,304	749,789	462,666	172,186	(1,230)	1,590	10,936
Foreign	Connecta Corporation	78,905	22,334	56,571	61,068	19,312	41,756	57,922	24,023	40,087	14,814	1,169	500
Foreign	Prime Airport Services Inc. and Subsidiary (*)	25,118	24,325	813	24,654	25,680	(1,026)	25,050	23,102	(1,034)	1,838	190	(181)
96.951.280-7	Transporte Aéreo S.A.	283,166	177,109	106,057	471,094	327,955	143,139	546,216	142,423	216,912	(36,190)	(56,135)	(39,032)
96.631.520-2	Fast Air Almacenes de Carga S.A.	16,150	12,623	3,527	18,303	10,948	7,355	20,132	12,601	7,581	1,154	48	500
Foreign	Laser Cargo S.R.L.	(3)	-	(3)	(5)	-	(5)	(6)	-	(10)	-	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	35,991	15,334	20,656	36,617	14,669	21,940	218,435	14,355	203,829	(1,287)	(806)	(92,623)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	220,144	148,489	11,661	202,402	113,930	23,563	250,027	86,691	130,823	(11,901)	(54,961)	1,452
96.575.810-0	Inversiones Lan S.A. (*)	1,281	56	1,225	1,284	45	1,239	1,394	65	1,329	(14)	(90)	50
96.847.880-K	Technical Trainning LATAM S.A.	1,417	1,110	307	2,004	467	1,537	2,181	625	1,556	77	181	60
Foreign	Latam Finance Limited	3,011	211,517	(208,506)	1,310,733	1,688,821	(378,088)	1,310,735	1,584,311	(273,576)	169,582	(104,512)	(105,100)
Foreign	Peuco Finance Limited	-	-	-	1,307,721	1,307,721	-	1,307,721	1,307,721		-	-	-
Foreign	Profesional Airline Services INC.	56,895	53,786	3,109	61,659	58,808	2,851	17,345	14,772	2,573	258	278	1,014
Foreign	Jarletul S.A.	16	1,109	(1,093)	24	1,116	(1,092)	34	1,076	(1,042)	(2)	(50)	(332)
Foreign	LatamTravel S.R.L.	92	5	87	64	132	(68)	1,061	1,106	(45)	154	(23)	(33)
76.262.894-5	Latam Travel Chile II S.A.	368	1,234	(866)	588	1,457	(869)	943	1,841	(898)	2	29	392
Foreign	Latam Travel S.A.	7,303	2,715	4,588	3,778	6,135	2,357	3,977	6,018	(2,041)	(6,187)	(2,804)	(5,610)
Foreign	TAM S.A. and Subsidiaries (*)	3,497,848	4,231,547	(733,699)	2,608,859	3,257,148	(648,289)	3,110,055	3,004,935	105,120	(69,932)	(756,633)	(1,025,814)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Vari Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai,
earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2021 and December 31, 2022, are detailed below:

(1)	Incorporation or acquisition of companies

-	On December 22, 2022, LATAM Airlines Group S.A. made the purchase of 1,390,468,967 preferred shares of Latam Travel S.A. Consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%. These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. from a non-controlling shareholder. Consequently the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchased 53,376 preferred shares of Lan Argentina S.A. from a non-controlling shareholder. Consequently the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of December 31, 2022 and 2021, for the three years ended December 31, 2022 and have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and with the interpretations issued by the interpretations committee of the International Financial Reporting Standards (IFRIC).

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

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the 2021 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2022.

(a)	Application of new standards for the year 2022:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Improvements to International Financial Reporting Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture	May 2020	01/01/2022

The application of these accounting pronouncements as of January 1, 2022, had no significant effect on the Company’s consolidated financial statements.

(b) Accounting pronouncements not in force for the financial year beginning on January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2024

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Amendment to IAS 1: Non-current liabilities with covenants	October 2022	01/01/2024

Amendment to IFRS 16: Leases	September 2022	01/01/2024

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

i)	Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

The Company previously disclosed that as of December 31, 2021, as a result of the Chapter 11 proceedings, the fulfillment of the Company’s obligations and the financing of ongoing operations were subject to material uncertainty due to the COVID-19 pandemic and the impossibility of knowing as of that date, their duration and, consequently, those events or conditions indicated that a material uncertainty existed that cast significant doubt (or raised a substantial doubt as contemplated by the Public Company Oversight Board (“PCAOB”) standards) about the Company’s ability to continue as a going concern as of the issuance of the Company’s 2021 Annual Report on Form 20-F.

On November 3, 2022, LATAM Parent and certain of its affiliates emerged from the Chapter 11 Proceedings. The emergence from the Chapter 11 proceedings and consummation of the Plan addressed liquidity concerns as it provided for new funds originated by the new financing and the capital restructuring. As a result, the Company expects that sufficient cash flows will be generated to finance the debts and the working capital requirements working capital for the next twelve months. Therefore, there is no longer a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by the PCAOB standards) on the Company’s ability to continue as a going concern during the twelve months after the date of issuance of these financial statements.

ii)	Chapter 11 Filing

Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board resolved unanimously that LATAM Parent and some subsidiaries of the group should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code title 11 by filing a voluntary petition for relief in accordance with the same, which was carried out on May 26, 2020. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. joined this process and its subsidiaries in Brazil (July 9, 2020) (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. Prior to November 3, 2022, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing permitted the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. As of November 3, 2022 (the “Effective Date”), the Plan (as defined below) was substantially consummated and the Debtors have each emerged from the Chapter 11 proceedings as the “Reorganized Debtors”. However, according to the rules of the Bankruptcy Code, the Chapter 11 proceedings of the Reorganized Debtors continued to be ongoing after the Effective Date to resolve certain remaining matters. Later, on December 14, 2022, the Bankruptcy Court entered an order consolidating the administration of all remaining matters in the lead Chapter 11 case of LATAM Parent and closing the cases of its debtor-related person. Therefore, as of the date hereof the Chapter 11 proceeding has been closed with respect to LATAM Parent’s subsidiaries that were part thereof, and continue ongoing solely with respect to LATAM Parent to resolve certain remaining matters. The Bankruptcy Court continues to administer the Chapter 11 proceedings for LATAM Parent in order to resolve the few remaining matters therein, including resolving remaining claims.

As part of their overall reorganization process, the Debtors also sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited. Bearing in mind that on November 3, 2022, the Effective Date of the Reorganization Plan approved and confirmed in the main proceedings occurred, on November 10, 2022, the representative of the foreign proceeding filed with the court his last monthly report under the Protocol on Cross-Border Communications

Operation and Implication of the Bankruptcy Filing

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors are permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Plan of Reorganization

On November 26, 2021, the Debtors filed a joint plan of reorganization (as amended or revised, the “Plan” or “Plan of Reorganization”) and the related disclosure statement (as amended or revised, the “Disclosure Statement”) with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan was supported by a restructuring support agreement executed among the Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airlines Group S.A., and holders of more than 50% of LATAM Airlines Group S.A.’s existing equity (the “Restructuring Support Agreement” or “RSA”). From time to time in the Chapter 11 Cases, the Debtors filed revised versions of the Plan and associated Disclosure Statement. On February 10, 2022 the Debtors executed a joinder Agreement to the RSA (each joinder agreement a “W&C Creditor Group Joinder Agreement”), effective as of February 10, 2022 under which certain creditors agreed to commitments made by the Commitment Parties under the RSA.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots and certain other solicitation materials to creditors.

In accordance with the Restructuring Support Agreement, on January 12, 2022 the Debtors filed a motion seeking approval to enter into a backstop commitment agreement with certain shareholders, and a backstop commitment agreement with certain creditors (the “Backstop Agreements”). On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements and issued a corresponding order (the “Backstop Order”) on March 22, 2022.

The Debtors received objections to the Plan from certain parties, including the United States Trustee, the Official Committee of Unsecured Creditors (the “Committee”), Banco del Estado de Chile in its capacity as indenture trustee under certain Chilean local bonds issued by LATAM Parent (“BancoEstado”), an ad hoc group of unsecured claimants and a group of holders of claims against LATAM affiliate TAM Linhas Aéreas S.A. Following the Plan objection deadline, the Debtors participated in a mediation with BancoEstado, the Committee and the parties to the RSA in an effort to resolve their objections to the Plan and related disputes, which proved successful. On May 11, 2022, the Debtors filed a revised version of the Plan reflecting the terms of a settlement with the parties.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered the remaining objections that had not been resolved pursuant to the settlement. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and overruling all remaining objections (the “Memorandum Decision”) and entered an order confirming the Plan (the “Confirmation Order”).

Certain parties in interest appealed the Bankruptcy Court’s decisions. On June 21, 2022, the Ad Hoc Group of Unsecured Claimants filed a notice of appeal of the memorandum decision and order approving entry into the Backstop Agreements, as well as the Memorandum Decision approving the Plan and the Confirmation Order.

On June 27, 2022, the Ad Hoc Group of Unsecured Claimants filed a motion seeking to stay the Confirmation Order pending appeal. On July 16, 2022, the motion to stay was denied by the Bankruptcy Court. On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Debtors to fund an escrow account in the amount of the outstanding post-petition interest. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay. On June 28, 2022, Columbus Hill Capital Management (“Columbus Hill”) filed a notice of appeal of the Memorandum Decision and the Confirmation Order, which it later withdrew on July 5, 2022. On July 13, 2022, the Debtors filed a motion to approve a settlement agreement with Columbus Hill, which was granted by the Bankruptcy Court on July 21, 2022, bringing full and final resolution to the Columbus Hill appeal and any other potential objections from this claimant.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeals of both the Ad Hoc Group of Unsecured Claimants and the TLA Claimholders Group. The District Court rejected the Ad Hoc Group of Unsecured Claimants’ arguments that the Plan and Backstop Agreement violated the Bankruptcy Code and held that the Backstop Agreement did not constitute impermissible vote buying. The Ad Hoc Group of Unsecured Claimants did not further appeal the District Court’s decision.

With respect to the TLA Claimholders Group’s appeal, the District Court denied its request for payment of post-petition interest on its claims and found that the Bankruptcy Court was not mistaken with respect to its factual finding that TLA was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order.

On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court (the “Second Circuit Appeal”) further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Both parties filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022, and on December 14, 2022, the Second Circuit unanimously affirmed the District Court’s decision rejecting the Second Circuit Appeal. No further appeals have been filed to date.

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Company received an infusion of approximately US$ 8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$ 6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion. Specifically, the Plan provided that:

●	The Company conducted a US$ 800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes were issued by the Company, all of which were preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

o	New Convertible Notes Class A, hereinafter Class G Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were delivered to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan.

The Issuance conditions:

Nominal Value : Approximately Th US$1,257,003

Conversion Ratio: 15,9046155045956. The Convertible Notes Class G Conversion Ratio shall step down by 50% on the day that is sixty (60) days after the Effective Date.

Backup Actions: 19,992,142,087

Maturity: 31 Dec. 2121

Interest rate: 0%

Conversion Conditions: They may be converted into shares of the Company within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of New Class G Convertible Notes have opted to convert, the remaining Class G Convertible Notes will be automatically converted.

o	New Convertible Notes Class B, hereinafter Class H Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were subscribed and purchased by the shareholder that are part of the RSA.

The Issuance conditions:

Nominal Value: Approximately ThUS$1,372,840

Conversion Ratio: 92.2623446840237. The conversion ratio of Class H Convertible Notes will be reduced by 50% sixty (60) days after the fifth anniversary counted from the Effective Date .

Backup Actions: 126,661,409,136

Maturity: 31 Dec. 2121

Interest rate: 1% interest rate payable in cash annually with no interest in the first 60 days.

Conversion Conditions:

(a)	First Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the ability to convert its Convertible Notes Class H into shares of the Company within sixty (60) days from the Effective Date.

(b)	Second Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the subsequent ability to convert their Convertible Notes Class H into shares of the Company beginning on the fifth (5th) anniversary of the Effective Date.

o	New Convertible Notes Class C, hereinafter Class I Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were provided to certain general unsecured creditors in exchange for a combination of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by the backstopping parties.

The Issuance conditions:

Nominal Value: Approximately ThUS$6,863,427

Conversion Ratio: 56.143649821654. The Convertible Notes Class C Conversion Ratio shall step down by 50% on the day that is sixty (60) days after the Effective Date.

Backup Actions: 385,337,858,290

Maturity: 31 Dec. 2121

Interest rate: 0%

Conversion Conditions: They may be converted into shares within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of Class I Convertible Notes have opted to convert, then the remaining Class I Convertible Notes will be automatically converted. The allocated amounts of the unused Class I Convertible Notes were distributed to the supporting parties of the Class I Convertible Notes in accordance with the respective Support Agreement.

●	The election period for the Convertible Notes Class G and Convertible Notes Class I by creditors ended on October 6, 2022.

●	General unsecured creditors that elected to receive Convertible Notes Class G or Convertible Notes Class I were entitled to receive a one-time cash distribution in an aggregate amount of approximately US$ 175 million, distributed among the general unsecured creditors that opted to receive Convertible Notes Class G and I. (see Note 36).

●	The Convertible Notes Classes H and I were issued, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$ 4.64 billion fully backstopped by the parties to the RSA.

●	In lieu of receiving Convertible Notes Class G or Convertible Notes Class I (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$ 130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$ 500 million through a new revolving credit facility and approximately US$ 2.25 billion in total new money debt financing through exit financing (new term loan and new notes).

On September 2, 2022, the Convertible Notes Classes G, H and I together with the shares contemplated in the Plan were registered with the Chilean Registro de Valores of the Financial Market Commission (the “CMF”). The CMF approved the New Local Notes on September 5, 2022. The Debtors established September 12, 2022 as the record date with respect to creditors entitled to participate in the Convertible Notes Class G and Convertible Notes Class I, and commenced the offering of the Convertible Notes to claimholders on the same day.

As of December 31, 2022, 94,14% of the Convertible Notes Class G, 99.997% of the Convertible Notes Class H and 99.999% of the Convertible Notes Class I had been converted to equity, respectively.

On November 17, 2022 the Reorganized Debtors filed a motion to consolidate the administration of certain remaining matters, including the reconciliation of claims that have not yet been allowed or disallowed, in the lead Chapter 11 case of LATAM Parent and for entry of a final decree closing the Chapter 11 cases of LATAM Parent’s debtor-affiliates. The Bankruptcy Court entered an Order on December 14, 2022 granting the motion to consolidate the administration of remaining matters in the lead Chapter 11 case of LATAM Parent. As a result, the dockets for all 37 debtor-affiliates of LATAM Parent were marked “closed” on December 23, 2022.

Chapter 11 Milestones during the period covered by these consolidated financial statements

Assumption, Amendment & Rejection of Executory Contracts & Leases

Prior to the Effective Date, pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors were authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relieves the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to cure outstanding defaults under such contract or lease.

Other Key Filings

On June 16, 2021, the Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”, and together with the Delta Motion, (the “Standing Motions”)), which were opposed by certain parties. In connection with the negotiation of the RSA, the Plan provided for the full settlement and release for Qatar and Delta of all potential claims described in the Standing Motions upon the effective date of the Plan. As the Plan became effective on November 3, 2022, such claims have been released.

Statements and Schedules

On September 8, 2020, each of the Debtors filed Schedules of Assets and Liabilities (“Schedules”) and Statements of Financial Affairs (“Statements”) that described the Debtors’ financial circumstances as of their respective Petition Date. On August 13, 2021 and December 3, 2021, certain Debtors filed amended Schedules that supplemented and amended the initial Schedules.

From the Petition Date through the Plan Effective Date (as defined in the Plan), the Company was also required to file “Monthly Operating Reports” (MORs) to disclose the receipt, administration and disposition of property by the Debtors during the pendency of the Chapter 11 Cases. After the Effective Date, the Company will be required to file a more streamlined “Post-confirmation Report” (PCR) each calendar quarter until the Chapter 11 Cases of LATAM Parent are closed.

While the Reorganized Debtors believe that these materials provide the information required by the Bankruptcy Code and Bankruptcy Court, they are nonetheless unaudited documents that are prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). For example, certain of the debtor-specific information contained in the Statements and Schedules may normally be prepared on an unconsolidated basis in the ordinary course. Accordingly, the Reorganized Debtors believe that the substance and format of these materials may not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Reorganized Debtors’ securities, or claims against the Reorganized Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Bearing in mind that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Protocol of Cross Border Communications.

Intercompany and Affiliate Transactions

On January 10, 2022, the Committee filed an objection with respect to an intercompany claim asserted by LATAM Finance Ltd. against Peuco Finance Ltd. The Bankruptcy Court held a hearing on the objection on March 10, 2022. Post-hearing briefs were submitted by the parties on March 17, 2022, and closing arguments were held on March 18, 2022. On April 29, 2022, the Court entered a decision and order overruling the objection (the “Intercompany Claim Decision”). On May 13, 2022, the Committee appealed the Intercompany Claim Decision to the District Court. On May 26, 2022 the District Court granted a joint motion of the Debtors and the Committee to stay such appeal until the effective date of the Plan. Following the Effective Date, the Committee sought to dismiss the appeal, and the District Court entered an order dismissing the appeal on November 7, 2022.

Debtor-in-Possession Financing and Exit Financing

As previously reported, on June 10, 2022 the Debtors entered into debt commitment letters (the “Exit Financing Commitment Letters”) providing commitments from various lenders for (i) an approximately US$1.170 billion of junior debtor-in-possession term loan facility (the “Junior DIP Facility”); (ii) a US$500 million debtor-in-possession and exit revolving credit facility (the “Revolving Facility”), (iii) a US$750 million debtor-in-possession and exit term loan B credit facility (the “Term Loan B Facility”; together with the Revolving Facility, the “Credit Facilities”), (iv) a US$750 million debtor-in-possession and exit bridge loan facility (the “Bridge to 5Y Notes Facility”) and (v) US$750 million debtor-in-possession and exit bridge loan facility (the “Bridge to 7Y Notes Facility” and together with the Bridge to 5Y Notes Facility, and the Credit Facilities, the “Debt Facilities”). According to the terms of the Exit Financing Commitment Letters, the committed amounts under the Term Loan B Facility and the Bridge Facilities could be reallocated amount such facilities. The Debt Facilities were structured to remain in place after the emergence of the Reorganized Debtors from the Chapter 11, subject to the satisfaction of certain conditions at emergence (the “Conversion Date”).

In the context of the Company’s exit from Chapter 11, on October 12, the Consolidated and Amended DIP Financing Agreement was paid in full. The repayment has been made entirely with funds from (i) a Junior DIP Financing of approximately US$1,146 million; (ii) a US$500 million Revolving Credit Line; (iii) a Term B Loan of US$750 million; (iv) a 5-year Bond Bridge Loan of US$750 million (v) a 7-year Bond Bridge Loan of US$750 million.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of US$450 million and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of US$700 million.

Additionally, on November 3, the repayment of the Bridge Loans and the junior DIP was completed with the proceeds from the Exit Financing, which was made up of: US$450 million in senior guaranteed bonds maturing in 2027, US$700 million in senior secured notes due 2029 and an incremental “Term Loan B” loan for US$350 million

Establishment of Bar Dates and Claims Reconciliation

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities (other than governmental units) who believe they hold any claims (other than certain damages claims arising out of the rejection of executory contracts or unexpired leases) against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). On December 17, 2020, the Court entered an order (the “Supplemental Bar Date Order”) establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. Any person or entity that failed to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. On the Effective Date, the Reorganized Debtors established December 3, 2022 as the deadline (the “Administrative Expense Bar Date”) by which persons or entities (other than those exempted under the Plan) must submit a Proof of Claim establishing their claim against the Reorganized Debtors for costs and expenses of administration of the Chapter 11 proceedings.

Following the close of the General Bar Date, the Supplemental Bar Date, and the Administrative Expense Bar Date, the Reorganized Debtors have continued the process of reconciling approximately 6,575 submitted claims. As of December 31, 2022, the Reorganized Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 5,030 claims with a total value of approximately US$ 163.5 billion. As the Reorganized Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or are not asserted in the proper amount or classification and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. Under the Plan, a further 1,352 litigation claims will ride through. As of December 31, 2022, approximately 64 of the Claims filed against the Debtors are still being reconciled with an estimated total value of approximately US$ 354.7 million.

2.2. Basis of Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b) Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c) Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

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

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

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

2.4. Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

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

(b) Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

(c) Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized (see note 15).

2.6. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7. Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8. Financial assets

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

2.9. Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

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

(a) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

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

When a hedging instrument mature, is sold or fails to meet the requirements to be accounted for as a hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

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

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative  host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10. Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11. Trade and other accounts receivable

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

2.14. Trade and other accounts payables

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

Convertible Notes

The component parts of the convertible notes issued by LATAM are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16. Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and

(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.17. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments. For equity settled plans the fair value is recorded in equity with a charge to remuneration in a linear manner between the grant of said options and the date on which they become vested. For cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

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

(e) Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18. Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19. Revenue from contracts with customers

(a) Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b) Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c) Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

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

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed (“breakage”).

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2) Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

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

2.20. Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a) That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

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

2.21. Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22. Maintenance

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

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed. Once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23. Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1. Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a) Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i) Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2022, the Company recognized gains of US$ 18.8 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2021, the Company recognized gains of US$ 10.1 million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2022, the market value of the fuel positions amounted to US$12.6 million (positive). At the end of December 2021, this market value was US$ 17.6 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2022 (*)	Maturities
	Q123	Q223	Q323	Q423	Total
Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2021 (*)	Maturities
	Q122	Q222	Q322	Q422	Total
Percentage of coverage over the expected volume of consumption	25%	30%	17%	14%	21%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of December 2022 and the end of December 2021. The projection period was defined until the end date of the last contract in force, corresponding to the last business day of the fourth quarter 2023.

	Positions as of December 31, 2022	Positions as of December 31, 2021
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
+5	+2.2	+2.7
-5	-2.3	-3.3

Given the fuel coverage structure for the year 2022, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 123 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 122.1 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

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

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of December 31, 2022, the Company recognized gains of US$ 5,2 million for FX hedging derivatives net of premiums in sales revenue for the year. At the end of December 2021, the Company did not recognize gains or losses for FX hedging derivatives.

As of December 31, 2022, the market value of hedging FX derivative positions is US$ 0,2 million (positive). As of December 31, 2022, the Company has current hedging FX derivatives for MUS$ 108. As of December 31, 2021, the Company has no current hedging FX derivatives.

During the period ended December 31, 2022, the Company recognized losses of US$ 1,8 million for FX non-hedging derivatives, net of premiums in the costs of sales for the year. As of December 31, 2022, the Company does not maintain current non-hedged FX derivatives. At the end of December 2021, the Company did not recognize gains or losses for FX non-hedging derivatives.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation)	Effect on equity as of December 31, 2022	Effect on equity as of December 31, 2021
of R$/US$	(MUS$)	(MUS$)
-10%	-2.9	-
+10%	+3.0	-

As of December 31, 2022, the Company does not have currency Swap derivatives. At the end of December 2021, the Company did not have currency Swap derivatives.

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses)

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

	Effect on Income Statement	Effect on Income Statement
Appreciation (depreciation)	for the period ended December 31, 2022	for the period ended December 31, 2021
of R$/US$	(MUS$)	(MUS$)
-10%	+70.7	+51.9
+10%	-70.7	-51.9

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment)

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2022	Effect at December 31, 2021
of R$/US$	MUS$	MUS$
-10%	+98.11	+96.66
+10%	-80.28	-79.09

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”), also to the London InterBank Offered Rate (“LIBOR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”). As the publication of LIBOR will cease by June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will fully materialize with the cessation of LIBOR.

Regarding rate exposure, a portion of the company’s variable financial debt maintains exposure to the LIBOR rate. However, all these contracts will have definitive migration to the SOFR rate. This migration has been redacted within each of the existing financial debt contracts benchmarked to the LIBOR rate.

Currently, 31% of the financial debt contracts subject to variable rates maintain exposure to the LIBOR rate, and 69% of them have exposure to the SOFR rate. All of these contracts will migrate to SOFR rate since mid 2023.

Mitigation:

Currently, 52% (40% as of December 31, 2021) of the debt is fixed against fluctuations in interest rates. Of the variable debt, most of it is indexed to the reference rate based on SOFR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) and the International Standard Derivatives Association in line with the measures generally adopted by the market for the replacement of LIBOR in debt and derivative contracts.

Rate Hedging Results:

During the period ended December 31, 2022, the Company recognized losses of US$ 7 million (negative) corresponding to the recognition for premiums paid.

As of December 31, 2022, the value of interest rate derivative positions amounted to MUS$ 8.8 (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft. As of December 31, 2021, the Company did not maintain interest rate derivative positions in force.

As of December 31, 2022, the Company recognized a decrease in the right-of-use asset upon settlement of a derivative of US$ 8.1 million associated with leased aircraft. On this same date, a lower expense for depreciation of the right-of-use asset for US$ 0,1 million (positive) is recognized. At the end of December 2021, the Company did not earn profits or losses for this same concept.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2022	Positions as of December 31, 2021
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)

+ 100 basis points	-22.64	-46.31
- 100 basis points	+22.64	+46.31

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity. Society.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

	Positions as of December 31, 2022	Positions as of December 31, 2021
Increase (decrease)	effect on equity	effect on equity
interest rate curve	(MUS$)	(MUS$)

+100 basis points	+6.9	-
- 100 basis points	-8.2	-

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio as of December 31, 2022 increased by 25% when compared to the balance as of December 31, 2021, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 53% in its sales, mainly affecting the forms of payment credit card 58%, and cash sales 54%. In relation to the cargo business, it presented an increase in its operations of 1% compared to December 2021. In the case of clients with debt that management considered risky, the corresponding measures were taken to consider their expected credit loss. The provision at the end of December 2022 had a decrease of 17 % compared to the end of December 2021, as a result of the decrease in the portfolio due to recoveries, application of write-offs and updates of the risk matrix factors.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the Company has implemented limits to the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

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

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

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

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2022, the balance of liquid funds is US$ 1,216 million (US $ 1,047 million as of December 31, 2021), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2022, LATAM maintains two engaged Revolving Credit Facility for a total of US$ 1,100 million, one for an amount of US$600 million and another for an amount of US$500 million, which are fully available. These lines are secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

After voluntary petition for amparo of Chapter 11 Proceedings, the Company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3.2 billion divided in Tranche A, B and C (hereinafter the contract that documented such financing, the Original DIP Credit Agreement”). Initially, Tranches A and C were committed for a total of US$2.450 billion. To date, these three tranches are fully committed after the approval on October 18, 2021, of a proposal to grant financing under Tranche B of the DIP for a total of US$750 million, thus allowing LATAM to access lower financing costs in the next disbursements of the DIP financing.

On April 8, 2022, a consolidated and modified text (the “Reconsolidated and Modified DIP Credit Agreement”) of the Existing Original DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was US$3.7 billion. The Revised and Amended DIP Credit Agreement included certain reductions in fees and interest compared to the DIP Credit Agreement; and contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure.

In the context of the Company’s exit from Chapter 11, on October 12, 2022, the Amended and Restated DIP Financing Contract was repaid in full. The repayment was fully made with funds from (i) a Junior DIP Financing of approximately US$1,146Mn; (ii) a Revolving Credit Facility of US$500 million; (iii) a Term Loan B of US$ 750 million; (iv) a Bridge Loan of 5Y Notes of US$750 million; (v) a Bridge Loan of 7Y Notes of US$750million.

On October 18, 2022, the Bridge Loans were partially repaid by; (i) a Note issued from registration under U.S. Securities Act of 1933, as amended (“the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due in 2027 (the “5 Year Note”), with a total principal amount of US$ 450 million, and (ii) a Note issued from registration under the Securities Act pursuant to Rule 144A and Regulation A, both under the Securities Act, due in 2029 (the “7 Year Note”), with a total principal amount of US$ 700 million.

Additionally, on November 3, 2022, the repayments of outstanding balances of the Bridge Loan and the Junior DIP were finished with the funds obtained under from the Exit Financing. Starting in November 2022, the exit financing was composed of: (i) a Revolving Credit Line for an amount of US$500 million; (ii) a tranche B term loan for an amount of US$1,100 million (this is the original US$750 million, plus an incremental loan under it obtained on November 3, 2022 for an amount of US$350 million), US$450 million in senior secured notes due in 2027 and US$700 million in senior secured notes due in 2029.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	32,071	122,278	323,125	1,361,595	-	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164	55,288	-	-	-	74,452	70,951	Quarterly	7.26	7.26

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	3,136	6,271	6,271	178,736	194,414	156,783	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	152,531	307,625	757,625	887,250	2,105,031	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692	14,705	39,215	39,215	138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839	13,465	45,564	43,444	75,505	181,817	141,605	Quartely/Monthly	8.20	8.20

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394	1,171	12,119	21,111	60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091	38,914	69,916	-	-	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769	31,478	70,890	267,615	-	375,752	275,000	To the expiration	8.24	8.24

Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995	5,844	-	-	-	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978	20,662	1,543	-	-	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864	29,468	75,525	70,787	129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072	54,088	86,076	-	-	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749	5,165	6,665	-	-	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176	9,681	137,930	193,551	157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878	17,651	47,306	50,649	145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)		US$	2,028	-	-	-	-	2,028	2,028	To the expiration	-	-
	TOTAL			135,760	575,525	1,229,770	2,811,863	1,773,443	6,526,361	4,353,414

(*)	Obligation with creditors for executed letters of credit.

1	Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/Quarterly	7.23	7.23

Bank loans
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	Brazil	BRL	304,549	-	-	-	-	304,549	304,549	Monthly	3.95	3.95

	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	-	-	-
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	-	-	-
			CLP	20	34	69	-	-	123	111	-	-	-
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	-	-	-
			COP	76	227	301	-	-	604	518	-	-	-
			EUR	84	253	246	24	-	607	571	-	-	-
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425
Trade and other accounts payables
-	OTHERS	OTHERS	US$	80,557	35,542	-	-	-	116,099	116,099	-	-	-
			CLP	168,393	1,231	-	-	-	169,624	169,624	-	-	-
			BRL	370,772	5,242	-	-	-	376,014	376,014	-	-	-
			Other currency	583,118	3,935	-	-	-	587,053	587,053	-	-	-
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	-	-	-	-	5	5	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-
	Total			1,287,999	312,601	884,330	797,712	1,131,596	4,414,238	3,465,255
	Total consolidated			1,728,818	889,656	2,118,180	3,613,655	2,912,885	11,263,194	8,141,264

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.018.000-1	CITIBANK	Chile	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
97.030.000-7	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,236	-	-	-	-	10,236	10,106	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	751	2,604	106,939	-	-	110,294	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	60,935	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	36,171	179,601	31,461	31,461	369,537	648,231	502,897	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	184,188	104,125	884,188	856,000	-	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,182	19,425	40,087	41,862	95,475	214,031	198,475	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,652	17,921	36,660	37,829	55,297	177,359	166,712	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	8,150	46,746	94,062	14,757	-	163,715	156,933	Quarterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	613,419	-	-	-	-	613,419	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,858,051	-	-	-	1,858,051	1,644,876	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	271	1,173	3,375	10,546	55,957	71,322	62,890	Quarterly	1.84	1.84

Financial lease
0-E	CREDIT AGRICOLE	France	US$	699	1,387	-	-	-	2,086	2,052	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,268	59,522	5,721	-	-	84,511	83,985	Quarterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,351	26,519	21,685	-	-	55,555	54,918	Quarterly	1.56	0.96
0-E	NATIXIS	France	US$	5,929	34,328	59,574	59,930	130,131	289,892	261,458	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,158	72,424	133,592	6,573	-	230,747	219,667	Quarterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	853	5,763	10,913	-	-	17,529	16,851	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,758	11,040	61,167	249,466	269,087	593,518	533,127	Quarterly	2.88	2.03

Others loans
0-E	OTHERS (*)		US$	55,819	-	-	-	-	55,819	55,819	At Expiration	-	-
	TOTAL			1,493,535	2,445,619	1,519,275	1,344,761	1,064,747	7,867,937	6,801,685

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than	More
				Up to	90 days	one to	three to	than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	185,833	Monthly	3.95	3.95
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	74,661	Monthly	4.33	4.33

Financial leases
0-E	NATIXIS	France	US$	486	2,235	4,080	11,076	-	17,877	17,326	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	762	2,706	4,675	4,646	5,077	17,866	10,999	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	At Expiration	-	-
	TOTAL			283,421	4,941	8,755	15,722	5,077	317,916	310,451

(*)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Up to	More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	694,568	469,568	767,629	811,843	778,613	3,522,221	2,883,657	-	-	-
	OTHER ASSETS	OTHERS	US$	9,859	11,820	22,433	23,365	8,651	76,128	73,615	-	-	-
			UF	1,759	982	245	76	231	3,293	2,621	-	-	-
			COP	2	7	35	-	-	44	42	-	-	-
			EUR	198	112	293	-	-	603	599	-	-	-
			PEN	4	7	97	-	-	108	103	-	-	-
Trade and other accounts payables
	OTHERS	OTHERS	US$	644,743	165,085	-	-	-	809,828	809,828	-	-	-
			CLP	214,224	4,912	-	-	-	219,136	219,136	-	-	-
			BRL	365,486	5,258	-	-	-	370,744	370,744	-	-	-
			Other currency	542,304	3,719	-	-	-	546,023	546,023	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	2,268	-	-	-	2,268	2,268	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	US$	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	US$	-	175,819	-	-	-	175,819	175,819	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	43,955	-	-	-	43,955	43,955	-	-	-

	Total			2,473,147	1,323,072	790,732	835,284	787,495	6,209,730	5,567,970
	Total consolidated			4,250,103	3,773,632	2,318,762	2,195,767	1,857,319	14,395,583	12,680,106

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of December 31, 2022, the Company maintains guarantees for US$7.5 million corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2021, the Company had guarantees for US$ 5.5 million corresponding to derivative transactions.

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

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2022, The Company has a national rating of BBB- by Fitch, a rating of B- by Standard & Poor’s, and a preliminary rating at the exit of the Chapter 11 process of B2 with a stable outlook by Moody’s.

3.3. Estimates of fair value.

At December 31, 2022, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2022				As of December 31, 2021
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	95,452	95,452	-	-	26,025	26,025	-	-
Short-term mutual funds	95,452	95,452	-	-	26,025	26,025	-	-

Other financial assets, current	21,878	277	21,601	-	17,988	347	17,641	-
Fair value interest rate derivatives	8,816	-	8,816	-	-	-	-	-
Fair value of fuel derivatives	12,594	-	12,594	-	17,641	-	17,641	-
Fair value of foreign currency derivative	191	-	191	-	-	-	-	-
Private investment funds	277	277	-	-	347	347	-	-

Liabilities

Other financial liabilities, current	-	-	-	-	5,671	-	5,671	-
Fair value of interest rate derivatives	-	-	-	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	-	-	-	-	2,937	-	2,937	-

Additionally, at December 31, 2022, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2022		As of December 31, 2021
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	1,121,223	1,020,810	1,020,810
Cash on hand	2,248	2,248	2,120	2,120
Bank balance	480,566	480,566	558,078	558,078
Overnight	259,129	259,129	386,034	386,034
Time deposits	379,280	379,280	74,578	74,578
Other financial assets, current	481,637	481,637	83,150	83,150
Other financial assets	481,637	481,637	83,150	83,150
Trade debtors, other accounts receivable and Current accounts receivable	1,008,109	1,008,109	881,770	881,770
Accounts receivable from entities related, current	19,523	19,523	724	724
Other financial assets, not current	15,517	15,517	15,622	15,622
Accounts receivable, non-current	12,743	12,743	12,201	12,201

Other current financial liabilities	802,841	824,167	4,447,780	4,339,370
Accounts payable for trade and other accounts payable, current	1,627,992	1,627,992	4,839,251	4,839,251
Accounts payable to entities related, current	12	12	661,602	662,345
Other financial liabilities, not current	5,979,039	5,533,131	5,948,702	5,467,594
Accounts payable, not current	326,284	326,284	472,426	472,426

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

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

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

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d) Air tickets sold that will not be finally used.

The Company records the sale of airline tickets as deferred income. Ordinary revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expires due to non-use. The Company evaluates on a monthly basis the probability of expiration of the air tickets, with return clauses, based on the history of use of the air tickets. A change in this probability could have an impact on revenue in the year in which the change occurs and in future years.

As of December 31, 2022, deferred income associated with air tickets sold amounts to ThUS$1,574,145 (ThUS$1,126,371 as of December 31, 2021). A hypothetical change of one percentage point in the behavior of the passenger regarding the use would translate into an impact of up to ThUS$7,453 per month.

(e) Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2022, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$1,120,565 (ThUS$1,285,732 as of December 31, 2021). A hypothetical change of one percentage point in the exchange probability would translate into a cumulative impact of ThUS$29,571 in the results of 2022 (ThUS$27,151 in 2021). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 21) amounts to ThUS$140,486 as of December 31, 2022 (ThUS$192,381 as of December 31, 2021). A hypothetical change of two percentage points in the probability of exchange would translate into a cumulative impact of ThUS$7,453 in the results of 2022 (ThUS$5,100 in 2021).

Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist developed a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f) The need to establish a provision and its valuation

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

The Company recognizes the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from it.

(g) Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into during 2022 and all contracts that were modified during 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i) Discount rate

The discount rates used to calculate the aircraft lease debt correspond to: (i) For aircraft that did not have contractual changes associated with the exit from Chapter 11, the rate used was the implicit rate of the contract, this is the discount rate that results from the aggregate present value of the minimum lease payments and the unguaranteed residual value, and (ii) For aircraft that had contractual changes associated with exit from Chapter 11, the rate used was the incremental rate, this discount rate was calculated considering our recent aircraft debt negotiations, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

For assets other than aircraft, the estimated lessee’s incremental borrowing rate, which is derived from information available at the lease inception date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing ratios.

A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities of new and modified fleet contracts booked as of December 31, 2022 would increase the lease liability by approximately US$82 million.

(ii) Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of December 31, 2022, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended At December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Peru	858,957	503,616	297,549
Argentina	206,856	75,513	172,229
U.S.A.	1,058,107	577,970	505,145
Europe	768,980	376,857	338,565
Colombia	540,231	368,474	177,007
Brazil	3,724,466	1,664,523	1,304,006
Ecuador	248,454	162,959	112,581
Chile	1,514,645	794,122	638,225
Asia Pacific and rest of Latin America	441,825	359,981	378,360
Income from ordinary activities	9,362,521	4,884,015	3,923,667
Other operating income	154,286	227,331	411,002

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Cash on hand	2,248	2,120
Bank balances	480,566	558,078
Overnight	259,129	386,034
Total Cash	741,943	946,232
Cash equivalents
Time deposits	379,280	74,578
Mutual funds	95,452	26,025
Total cash equivalents	474,732	100,603
Total cash and cash equivalents	1,216,675	1,046,835

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine peso	10,711	7,148
Brazilian real	193,289	89,083
Chilean peso	17,643	9,800
Colombian peso	22,607	13,535
Euro	19,361	7,099
US Dollar	906,666	886,627
Other currencies	46,398	33,543
Total	1,216,675	1,046,835

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2022

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	95,452	-	1,216,675
Other financial assets, current (*)	481,637	277	21,601	503,515
Trade and others accounts receivable, current	1,008,109	-	-	1,008,109
Accounts receivable from related entities, current	19,523	-	-	19,523
Other financial assets, non current	15,517	-	-	15,517
Accounts receivable, non current	12,743	-	-	12,743
Total	2,658,752	95,729	21,601	2,776,082

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	802,841	-	-	802,841
Trade and others accounts payable, current	1,627,992	-	-	1,627,992
Accounts payable to related entities, current	12	-	-	12
Other financial liabilities, non-current	5,979,039	-	-	5,979,039
Accounts payable, non-current	326,284	-	-	326,284
Total	8,736,168	-	-	8,736,168

(*)	The amount presented as at fair value with changes in the results corresponds mainly to private investment funds. The amount presented as measured at amortized cost relates to ThUS$340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees.

As of December 31, 2021

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,020,810	26,025	-	1,046,835
Other financial assets, current (*)	83,150	347	17,641	101,138
Trade and others accounts receivable, current	881,770	-	-	881,770
Accounts receivable from related entities, current	724	-	-	724
Other financial assets, non current	15,622	-	-	15,622
Accounts receivable, non current	12,201	-	-	12,201
Total	2,014,277	26,372	17,641	2,058,290

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,447,780	2,937	2,734	4,453,451
Trade and others accounts payable, current	4,839,251	-	-	4,839,251
Accounts payable to related entities, current	661,602	-	-	661,602
Other financial liabilities, non-current	5,948,702	-	-	5,948,702
Accounts payable, non-current	472,426	-	-	472,426
Total	16,369,761	2,937	2,734	16,375,432

(*)	The amount presented as at fair value with changes in results corresponds mainly to private investment funds. The amount presented as measured at amortized cost relates to guarantees.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Trade accounts receivable	952,625	765,050
Other accounts receivable	135,459	209,925
Total trade and other accounts receivable	1,088,084	974,975
Less: Expected credit loss	(67,232)	(81,004)
Total net trade and accounts receivable	1,020,852	893,971
Less: non-current portion – accounts receivable	(12,743)	(12,201)
Trade and other accounts receivable, current	1,008,109	881,770

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2022			As December 31, 2021
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	745,334	(8,749)	2%	570,307	(8,806)
From 1 to 90 days	3%	142,780	(3,758)	10%	116,613	(11,840)
From 91 to 180 days	15%	8,622	(1,297)	31%	11,376	(3,567)
From 181 to 360 days	79%	8,269	(6,565)	72%	3,864	(2,766)
more of 360 days	98%	47,620	(46,863)	86%	62,890	(54,025)
Total		952,625	(67,232)		765,050	(81,004)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine Peso	25,559	7,282
Brazilian Real	389,451	352,027
Chilean Peso	36,626	53,488
Colombian Peso	6,779	5,657
Euro	12,506	24,548
US Dollar	510,916	429,091
Korean Won	6,337	844
Mexican Peso	1,536	2,428
Australian Dollar	9,808	62
Pound Sterling	9,149	13,105
Uruguayan Peso (New)	45	860
Swiss Franc	2,621	361
Japanese Yen	2,802	106
Swedish crown	223	490
Other Currencies	6,494	3,622
Total	1,020,852	893,971

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2020	(100,402)	30,754	(52,545)	(122,193)
From January 1 to December 31, 2021	(122,193)	26,435	14,754	(81,004)
From January 1 to December 31, 2022	(81,004)	5,966	7,806	(67,232)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2022			As of December 31, 2021
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	952,625	(67,232)	885,393	765,050	(81,004)	684,046
Other accounts receivable	135,459	-	135,459	209,925	-	209,925

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	257	703
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	19,228	-
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	-	6
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	1	4
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	35	7
	Total current assets				19,523	724

(b) Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2022	As of December 31, 2021
					ThUS$	ThUS$
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	-	2,268
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	5	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7
81.062.300-4	Costa Verde Aeronautica S.A. (*)	Shareholder	Chile	US$	-	175,819
Foreign	QA Investments Ltd (*)	Common shareholder	U.K.	US$	-	219,774
Foreign	QA Investments 2 Ltd (*)	Common shareholder	U.K.	US$	-	219,774
Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	-	43,955
	Total current and non current liabilities				12	661,602

(*)	corresponds to drawdowns tranche C of the DIP loan (See note 3.1c)

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2022 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Technical stock (*)	438,717	250,327
Non-technical stock (**)	39,072	37,010
Total	477,789	287,337

(*)	Correspond to spare parts and materials that will be used in own maintenance services as well as those of third parties.

(**)	Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Provision for obsolescence Technical stock	49,981	64,455
Provision for obsolescence Non-technical stock	5,823	5,785
Total	55,804	70,240

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2022, the Company registered ThUS$ 148,790 (ThUS$ 47,362 as of December 31, 2021) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a) The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Other financial assets

Private investment funds	277	347	-	-	277	347
Deposits in guarantee (aircraft)	22,340	7,189	1,273	2,758	23,613	9,947
Guarantees for margins of derivatives	7,460	5,451	-	-	7,460	5,451
Other investments	-	-	493	493	493	493
Domestic and foreign bonds	-	1,290	-	-	-	1,290
Guaranteed debt advances Chapter 11 (*)	340,008	-	-	-	340,008	-
Other guarantees given	111,829	69,220	13,751	12,371	125,580	81,591
Subtotal of other financial assets	481,914	83,497	15,517	15,622	497,431	99,119

(b) Hedging derivative asset

Fair value of interest rate derivatives	8,816	-	-	-	8,816	-
Fair value of foreign currency derivatives	191	-	-	-	191	-
Fair value of fuel price derivatives	12,594	17,641	-	-	12,594	17,641
Subtotal of derivative assets	21,601	17,641	-	-	21,601	17,641
Total Other Financial Assets	503,515	101,138	15,517	15,622	519,032	116,760

(*)	As of December 31, 2022, there are ThUS$340,008 of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process. See claims in force at the end of the period in Note 34b.

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b) The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Argentine peso	5	16
Brazilian real	336,676	9,775
Chilean peso	5,847	4,502
Colombian peso	1,716	1,727
Euro	6,791	4,104
U.S.A dollar	165,457	93,247
Other currencies	2,540	3,389
Total	519,032	116,760

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft insurance and other	27,122	12,331	-	-	27,122	12,331
Others	13,039	11,404	1,733	2,002	14,772	13,406
Subtotal advance payments	40,161	23,735	1,733	2,002	41,894	25,737

(b) Contract assets (1)
GDS costs	9,530	6,439	-	-	9,530	6,439
Credit card commissions	26,124	10,550	-	-	26,124	10,550
Travel agencies commissions	12,912	8,091	-	-	12,912	8,091
Subtotal advance payments	48,566	25,080	-	-	48,566	25,080
(c) Other assets
Sales tax	100,665	57,634	27,962	33,212	128,627	90,846
Other taxes	1,688	1,661	-	-	1,688	1,661
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Universal Air Travel Plan “UATP”	-	-	40	20	40	20
Judicial deposits	26	-	117,904	89,459	117,930	89,459
Subtotal other assets	102,637	59,553	146,645	123,430	249,282	182,983
Total Other Non - Financial Assets	191,364	108,368	148,378	125,432	339,742	233,800

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	15,476	67,647	(6,680)	(51,363)	25,080
From January 1 to December 31, 2022	25,080	302,290	(37,145)	(241,658)	48,567

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2022 and December 31, 2021, are detailed below:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current assets
Aircraft	64,483	99,694
Engines and rotables	21,552	46,724
Other assets	381	374
Total	86,416	146,792

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

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft was completed. Additionally, during the year 2022 the sale of three aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of an engine was finalized. Additionally, during the year 2022, the sale of an engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale.

During 2022, 28 A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$ 345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value.

During the year 2022, 6 aircraft and 8 engines of the A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, of which during the year 2022 the sale of three aircraft was finalized. Additionally, adjustments for US$ 25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During the year ended December 31, 2021, adjustments for US$ 85 million (US$ 332 million at December 31, 2020) of expenses were recognized to record these assets at their net realizable value, which were recorded as restructuring activity expenses.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

	As of	As of
	December 31,	December 31,
Aircraft	2022	2021
Boeing 767	3	6
Airbus A320	3	-
Airbus A319	28	-
Total	34	6

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2022	2021
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Lan Argentina S.A.	Argentina	ARS	100.00000	100.00000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.21764	99.20120
TAM S.A.	Brazil	BRL	100.00000	100.00000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

As of December 31, 2021 the consolidated subsidiaries do not have significant restrictions for transferring funds to the parent entity in the normal course of operations, except for those imposed by Chapter 11 on dividend payments.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2022						Income for the period ended December 31, 2022
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	1,257,865	(12,726)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	333,054	(1,230)
Lan Argentina S.A.	178,881	175,130	3,751	176,707	111,306	65,401	3,108	(450,755)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	320,187	(36,190)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	134,622	1,519
Aerovías de Integración Regional, AIRES S.A.	112,501	109,076	3,425	213,941	211,679	2,262	394,430	(122,199)
TAM S.A. (*)	3,497,848	1,998,284	1,499,564	4,231,547	3,302,692	928,855	4,255,115	(69,932)

	Statement of financial position as of December 31, 2021						Income for the period ended December 31, 2021
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	484,388	454,266	30,122	417,067	414,997	2,070	584,929	(109,390)
Lan Cargo S.A.	721,484	452,981	268,503	537,180	488,535	48,645	215,811	1,590
Lan Argentina S.A.	162,995	158,008	4,987	119,700	98,316	21,384	242	(200,315)
Transporte Aéreo S.A.	471,094	184,235	286,859	327,955	275,246	52,709	203,411	(56,135)
Latam Airlines Ecuador S.A.	112,437	108,851	3,586	97,111	80,861	16,250	68,762	(5,596)
Aerovías de Integración Regional, AIRES S.A.	70,490	67,809	2,681	87,749	75,621	12,128	239,988	(19,810)
TAM S.A. (*)	2,608,859	1,262,825	1,346,034	3,257,148	2,410,426	846,722	2,003,922	(741,791)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b) Non-controlling interests

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2022	2021	2022	2021
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(12,392)	(13,035)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(1,638)	2,481
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	0.00000	0.00000	1,691	(149)
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	9.54000	9.54000	129	(422)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	653	769
Total					(11,557)	(10,356)

				For the year ended			For the year ended
		Country		December 31,			December 31,
Incomes	Tax No.	of origin	2022	2021	2020	2022	2021	2020
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	0.19000	643	(5,553)	(8,102)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	(4,118)	(1,771)	(121)
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	-	-	0.10196	967	(182)	431
Linea Aérea Carguera de Colombiana S.A.	Foreign	Colombia	9.54000	9.54000	9.54000	551	1,788	(943)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	0.79880	5.02000	(116)	67	(913)
Total						(2,073)	(5,651)	(9,648)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	625,368	587,214	625,368	587,214
Loyalty program	203,791	190,542	203,791	190,542
Computer software	143,550	136,135	518,971	463,478
Developing software	107,652	104,874	107,651	105,673
Trademarks (1)	-	-	37,904	36,723
Other assets	25	127	1,315	1,315
Total	1,080,386	1,018,892	1,495,000	1,384,945

a)	Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software and others	Developing	Airport	and loyalty
	Net	software	slots	program (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	221,324	99,193	845,959	281,765	1,448,241
Additions	45	76,331	-	-	76,376
Withdrawals	(333)	(454)	(36,896)	-	(37,683)
Transfer software and others	101,015	(99,890)	-	-	1,125
Foreign exchange	(20,242)	(6,659)	(181,321)	(63,478)	(271,700)
Amortization	(162,468)	-	-	(7,332)	(169,800)
Closing balance as of December 31, 2020	139,341	68,521	627,742	210,955	1,046,559
Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	82,798	-	-	82,798
Withdrawals	(275)	(429)	-	-	(704)
Transfer software and others	46,144	(45,657)	-	(352)	135
Foreign exchange	(3,571)	(359)	(40,528)	(14,276)	(58,734)
Amortization	(45,377)	-	-	(5,785)	(51,162)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892
Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	47	66,820	-	-	66,867
Withdrawals	(2,947)	(245)	-	-	(3,192)
Transfer software and others	61,212	(63,658)	-	-	(2,446)
Foreign exchange	3,359	(139)	38,154	13,249	54,623
Amortization	(54,358)	-	-	-	(54,358)
Closing balance as of December 31, 2022	143,575	107,652	625,368	203,791	1,080,386

(1)	In 2016, the Company decided to adopt a unique name and identity and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

As of December, 31, 2022, the TAM brand is fully amortized.

See Note 2.5

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer programs, brands and other assets as of December 31, 2022 amounts to ThUS $ 414,614 (ThUS $ 366,053 as of December 31, 2021).

b) Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2022, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2022, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport
Annual growth rate (Terminal)%		0.0 – 3.5
Exchange rate (1)	R$/US$	5.40 – 5.63
Discount rate based don the Weighted Average
Cost of Capital (WACC)%		8.40 – 12.40
Fuel Price from future prices curves
Commodities markets	US$/barrel	100 – 130

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

Increase
	Increase	Decrease rate	fuel price
	WACC Maximum	Terminal growth Minimal	Maximum US$/barrel
	%	%
Air Transportation CGU	12.4	0	130

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	388,810	473,797	-	-	388,810	473,797
Land	44,349	43,276	-	-	44,349	43,276
Buildings	124,507	121,972	(55,511)	(61,521)	68,996	60,451
Plant and equipment	11,135,425	11,024,722	(4,836,926)	(4,462,706)	6,298,499	6,562,016
Own aircraft (3) (4)	10,427,950	10,377,850	(4,619,279)	(4,237,585)	5,808,671	6,140,265
Other (2)	707,475	646,872	(217,647)	(225,121)	489,828	421,751
Machinery	27,090	25,764	(25,479)	(23,501)	1,611	2,263
Information technology equipment	153,355	146,986	(136,746)	(130,150)	16,609	16,836
Fixed installations and accessories	155,351	147,402	(118,279)	(108,661)	37,072	38,741
Motor vehicles	51,504	49,186	(46,343)	(44,423)	5,161	4,763
Leasehold improvements	202,753	248,733	(42,726)	(115,758)	160,027	132,975
Subtotal Properties, plant and equipment	12,283,144	12,281,838	(5,262,010)	(4,946,720)	7,021,134	7,335,118
b) Right of use
Aircraft (3)	4,391,690	5,211,153	(3,064,869)	(3,109,411)	1,326,821	2,101,742
Other assets	246,078	243,014	(182,372)	(190,007)	63,706	53,007
Subtotal Right of use	4,637,768	5,454,167	(3,247,241)	(3,299,418)	1,390,527	2,154,749
Total	16,920,912	17,736,005	(8,509,251)	(8,246,138)	8,411,661	9,489,867

(1)	As of December 31, 2022, includes advances paid to aircraft manufacturers for ThUS$ 357,979 (ThUS$ 368,625 as of December 31, 2021)
(2)	Consider mainly rotables and tools.
(3)	As of December 31, 2021, due to Chapter 11, 13 aircraft lease contract were rejected, of which 4 were recorded as Property, plant and equipment, (4 A350) and 9 were presented as right of use assets, (2 A320 and 7 A350).
(4)	During 2022, six A320 and twenty-eight A319 aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale.

Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	372,589	48,406	74,862	9,374,516	20,776	59,834	477	98,460	10,049,920
Additions	6,535	-	-	485,800	1,295	9	-	-	493,639
Disposals	-	-	-	(1,439)	(112)	(31)	(4)	-	(1,586)
Rejection fleet	-	-	-	(1,081,496)	-	-	-	(82)	(1,081,578)
Retirements	(39)	-	-	(107,912)	(55)	(3,250)	-	-	(111,256)
Depreciation expenses	-	-	(4,819)	(682,102)	(6,186)	(9,037)	(81)	(16,542)	(718,767)
Foreign exchange	(2,601)	(5,428)	(4,836)	(146,219)	(1,543)	(7,195)	4	(2,587)	(170,405)
Other increases (decreases)	1,477	-	-	(142,179)	656	8,869	-	(4,841)	(136,018)
Changes, total	5,372	(5,428)	(9,655)	(1,675,547)	(5,945)	(10,635)	(81)	(24,052)	(1,725,971)
Closing balance as of December 31, 2020	377,961	42,978	65,207	7,698,969	14,831	49,199	396	74,408	8,323,949
Opening balance as of January 1, 2021	377,961	42,978	65,207	7,698,969	14,831	49,199	396	74,408	8,323,949
Additions	84,392	1,550	92	563,023	6,455	6	17	6,543	662,078
Disposals	-	-	-	(169)	(26)	(309)	(17)	-	(521)
Rejection fleet (*)	-	-	-	(469,878)	-	-	-	(46,816)	(516,694)
Retirements	(279)	-	-	(44,684)	(212)	(1,885)	-	(26)	(47,086)
Depreciation expenses	-	-	(4,074)	(620,349)	(4,345)	(8,304)	(61)	(11,649)	(648,782)
Foreign exchange	(1,720)	(1,252)	(833)	(19,199)	(404)	(1,752)	(11)	(13,074)	(38,245)
Other increases (decreases) (**)	13,443	-	59	(538,996)	537	1,786	1	123,589	(399,581)
Changes, total	95,836	298	(4,756)	(1,130,252)	2,005	(10,458)	(71)	58,567	(988,831)
Closing balance as of December 31, 2021	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	16,332	-	-	843,808	6,426	113	258	27,160	894,097
Disposals	-	-	-	(4,140)	-	(264)	(3)	-	(4,407)
Withdrawals	(75)	-	(2)	(42,055)	(24)	(836)	-	(313)	(43,305)
Retirements	-	-	(3,285)	(669,059)	(5,662)	(7,914)	(55)	(13,071)	(699,046)
Depreciation expenses	(1,282)	1,073	918	11,527	(84)	2,365	(28)	7,593	22,082
Foreing exchange	(99,962)	-	10,914	(403,950)	(883)	4,867	(74)	5,683	(483,405)
Other increases (decreases)	-	-	-	-	-	-	-	-	-
Changes, total	(84,987)	1,073	8,545	(263,869)	(227)	(1,669)	98	27,052	(313,984)
Closing balance as of December 31, 2022	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

(*)	Include aircraft lease rejection due to Chapter 11.
(**)	As of December 31, 2022, six A320 ThUS$ (29,328) and twenty-eight A319 ThUS$ (373,410) aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale. As of December 31, 2021, it includes the lease contract amendment of two B787 aircraft ThUS$ (397,569) and six A320N aircraft ThUS$ (284,952) (see note 13).

(a) Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS $	ThUS $	ThUS $
Opening balances as of January 1, 2020	2,768,540	101,158	2,869,698
Additions	-	399	399
Fleet rejection (*)	(9,090)	-	(9,090)
Depreciation expense	(395,936)	(22,492)	(418,428)
Cumulative translate adjustment	(6,578)	(11,173)	(17,751)
Other increases (decreases)	(18,894)	385	(18,509)
Total changes	(430,498)	(32,881)	(463,379)
Final balances as of December 31, 2020	2,338,042	68,277	2,406,319
Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319
Additions	537,995	1,406	539,401
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(317,616)	(16,597)	(334,213)
Cumulative translate adjustment	(574)	(1,933)	(2,507)
Other increases (decreases) (**)	116,942	6,431	123,373
Total changes	(236,300)	(15,270)	(251,570)
Final balances as of December 31, 2021	2,101,742	53,007	2,154,749
Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749
Additions	372,571	13,087	385,658
Depreciation expense	(249,802)	(16,368)	(266,170)
Cumulative translate adjustment	919	1,392	2,311
Other increases (decreases) (***)	(898,609)	12,588	(886,021)
Total changes	(774,921)	10,699	(764,222)
Final balances as of December 31, 2022	1,326,821	63,706	1,390,527

(*)	Include aircraft lease rejection due to Chapter 11.
(**)	Includes the renegotiations of 92 aircraft (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787).

(***)	Include the renegotiations of 115 aircraft (1 A319, 39 A320, 14 A320N, 30 A321, 1 B767, 6 B777 and 24 B787).

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets			Total fleet
		As of		As of		As of		As of	As of		As of
		December 31,		December 31,		December 31,		December 31,	December 31,		December 31,
Aircraft	Model	2022		2021		2022		2021	2022		2021
Boeing 767	300ER	15		16		-		-	15		16
Boeing 767	300F	13		12	(1)	1		1	14		13	(1)
Boeing 777	300ER	4		4		6		6	10		10
Boeing 787	800	4		4		6		6	10		10
Boeing 787	900	2		2		19		15	21		17
Airbus A319	100	12	(3)	37		1		7	13		44
Airbus A320	200	88		94		40	(2)	39	128	(2)	133
Airbus A320	NEO	1		-		15		12	16		12
Airbus A321	200	19		18		30		31	49		49
Total		158		187		118		117	276		304

(1)	An aircraft leased to Aerotransportes Mas de Carga S.A. de C.V, was returned to LATAM Airlines Group S.A. in 2022.
(2)	An aircraft with a short-term operating lease is not considered value for right of use.
(3)	Twenty-eight A319 aircraft were classified under non-current assets or groups of assets for disposal as held for sale, (see Note 13)

(d) Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER, Airbus 320 Family and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e) Additional information regarding Property, plant and equipment:

(i) Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				Deceember 31,		December 31,
				2022		2021
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	MUFG	Aircraft and engines	Airbus A319	4,554	13,205	58,611	259,036
Trust Company			Airbus A320	33,154	203,788	51,543	227,604
			Boeing 767	35,043	164,448	46,779	168,315
			Boeing 777	141,605	144,065	144,358	141,620

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,518	5,311	1,073	6,419
			Airbus A320	195,864	161,397	139,192	117,130
			Airbus A321 / A350	6,192	4,827	30,733	27,427
			Boeing 767	9,121	23,323	10,404	30,958
			Boeing 787	60,305	34,077	91,797	38,551

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	184,199	221,311	198,475	233,501

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	-	-	27,936	45,849
			Airbus A320	-	-	128,030	181,224
			Airbus A321	-	-	41,599	75,092
			Airbus A350	-	-	15,960	26,507
			Airbus B767	-	-	90,846	181,246
			Airbus B787	-	-	23,156	17,036
			Rotables	-	-	162,477	134,846

UMB Bank	MUFG	Aircraft and engines	Airbus A320	-	-	166,712	258,875

Total direct guarantee				673,555	975,752	1,429,681	2,171,236

(1)	For the syndicated loans, the Guarantee Agent represents different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2022, amounts to ThUS$ 1,037,122 (ThUS$ 1,200,382 as of December 31, 2021). The book value of the assets with indirect guarantees as of December 31, 2022, amounts to ThUS$ 2,306,233 (ThUS$ 2,884,563 as of December 31, 2021).

As of December 31, 2021, given Chapter 11, four aircraft included within Property, plant and equipment were rejected, of which four had direct guarantees and one indirect guarantee.

As of December 31, 2022, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	12,198	Dec 6, 2023
Merlin Aviation Leasing (Ireland) 18 Limited RB Comercial Properties 49	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2023
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	27,091	Apr 20, 2023
			43,141

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	266,896	223,608
Commitments for the acquisition of aircraft (*)	13,186,000	10,800,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2023	2024	2025	2026-2029	Total
Airbus S.A.S.	8	8	11	56	83
A320-NEO Family	8	8	11	56	83
The Boeing Company	2	-	-	-	2
Boeing 787-9	2	-	-	-	2
Total	10	8	11	56	85

As of December 31, 2022, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 83 Airbus aircraft of the A320 family remain to be received with deliveries between 2023 and 2029. The approximate amount, according to manufacturer list prices, is ThUS$12,586,000.

As of December 31, 2022, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates during 2023. The approximate amount, according to list prices from the manufacturer, is ThUS$ 600,000.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 8 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 2 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 3 Airbus aircraft of the A320 Neo family remain to be received with deliveries between 2023 and 2024.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with CDB Aviation, 1 Airbus aircraft of the A320 Neo family with a delivery date of 2023 remains to be received.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus A321XLR family aircraft remain to be received with deliveries between 2025 and 2026.

As of December 31, 2022, as a result of the different aircraft operating lease contracts signed with ORIX Aviation Systems Ltd., 4 Boeing 787 Dreamliner aircraft with a delivery date of 2023 remain to be received.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended December 31,
		2022	2021	2020
Average rate of capitalization of capitalized interest costs	%	7.12	5.06	3.52
Costs of capitalized interest	ThUS$	10,575	7,345	11,627

(f) Assumption, Amendment & Rejection of Executory Contracts & Leases

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases and on September 24, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain unexpired aircraft lease agreements, aircraft engine agreements and the abandonment of certain related assets. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 18 and 26). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020. Pursuant to the Disclosure Statement Order, the Debtors have until the Effective Date of the Plan (as defined in the Plan) to assume or reject executory contracts and unexpired leases.

Further, the Debtors have filed motions to reject certain aircraft and engine leases and related agreements:

Bankruptcy Court approval date:	Asset rejected:

January 29, 2021	(i) 2 Airbus A320-family aircraft

April 23, 2021	(i) 1 Airbus A350-941 aircraft

May 14, 2021	(i) 6 Airbus A350 aircraft

June 17, 2021	(i) 1 Airbus A350-941 aircraft

June 24, 2021	(i) 3 Airbus A350-941 aircraft

November 3, 2021	(i) 1 Rolls-Royce Trent XWB-84K engine; (ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5;

January 5, 2022	(i) General Terms Agreement between Rolls-Royce PLC and Rolls-Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;

March 22, 2022	(i) 1 International Aero Engines AG V2527-A5 engine; and

May 18, 2022	(i) Framework Deed Relating to the purchase and leaseback of ten used Airbus A330-200 aircraft, nine new Airbus A350-900 aircraft, four new Boeing 787-9 aircraft and two new Boeing 787-8 aircraft.

As of December 31, 2021, and as a result of these contract rejections, performance obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See Note 18 and 26.

Contracts rejected during 2022 in the previous table do not result in changes in the asset or liabilities structure of the Company, since these were general terms of agreement for purchases, engine maintenance contracts and short term leases which according to the accounting policies (see Note 2) should not be registered as right of use assets.

The Debtors also have filed motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	Counterparty / Aircraft

March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827

April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081

May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee, Aircraft MSNs 38459, 38478, 38479, 38461

August 31, 2021	(i) Avolon Aerospace Leasing Limited or its Affiliates, Aircraft MSNs 38891, 38893, 38895

(ii) Sky Aero Management Ltd. Ten Airbus A320neo

February 23, 2022	Vmo Aircraft Leasing, Two Boeing 787-9

March 17, 2022	Avolon Aerospace Leasing Limited, Two Airbus A321neo

March 17, 2022	Air Lease Corporation, Three Airbus A321NX

March 17, 2022	AerCap Ireland, Two Airbus A321-200NEO

March 18, 2022	CDB Aviation Lease Finance DAC, Two Airbus A321NX

April 14, 2022	Macquarie Aircraft Leasing Services (Ireland) Ltd., One Airbus A320-233

June 29, 2022	UK Export Finance, Four Boeing 787-9

August 12, 2022	Air Lease Corporation, Three Airbus A321XLR

September 8, 2022	Air Lease Corporation, Two Airbus A321XLR

In addition, the Debtors also have filed motions to enter into certain aircraft lease amendment agreements which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

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

(3) Platero Fleet

(4) SL Alcyone Ltd.

(5) NBB Crow Co., Ltd.

(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC

(7) Gallo Finance Limited

(8) Orix Aviation Systems Limited

The lease amendment agreements were accounted for as lease modifications (see Note 18).

In relation to several of these lease amendment agreements, the Debtors entered into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

NOTE 17 - CURRENT AND DEFERRED TAXES

The Company calculated and booked its income tax provision for the period ended December 31, 2022 using the partially integrated system with a tax rate of 27%, in accordance with the Law No. 21,210, published in the Journal of the Republic of Chile, dated February 24, 2020, which update the Tax Legislation.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	18,559	32,086	-	-	18,559	32,086
Other recoverable credits	14,474	9,178	-	-	14,474	9,178
Total current tax assets	33,033	41,264	-	-	33,033	41,264

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	1,026	675	-	-	1,026	675
Total current tax liabilities	1,026	675	-	-	1,026	675

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Concept	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	(1,006,814)	(1,128,225)	81,326	80,468
Assets by right of use	249,462	715,440	(45)	(68)
Amortization	(88,172)	(44,605)	10	10
Provisions	(20,563)	111,468	69,519	74,047
Revaluation of financial instruments	2,438	(16,575)	-	-
Tax losses	852,654	358,284	(94,005)	(87,378)
Intangibles	-	-	270,512	254,155
Other	16,910	19,503	17,308	19,777
Total	5,915	15,290	344,625	341,011

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1) From January 1 to December 31, 2020

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,513,904)	110,010	-	7,557	(1,396,337)
Assets for right of use	133,481	95,774	-	-	229,255
Amortization	(53,136)	(14,142)	-	2,130	(65,148)
Provisions	43,567	158,178	924	(58,639)	144,030
Revaluation of financial instruments	10,279	(27,901)	959	(1,470)	(18,133)
Tax losses (*)	1,356,268	216,897	-	(15,428)	1,557,737
Intangibles	(349,082)	1,030	-	77,371	(270,681)
Others	(8,693)	6,541	-	1,965	(187)
Total	(381,220)	546,387	1,883	13,486	180,536

(b.2) From January 1 to December 31, 2021

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	187,644	-	-	(1,208,693)
Assets for right of use	229,255	486,253	-	-	715,508
Amortization	(65,148)	20,533	-	-	(44,615)
Provisions	144,030	(103,826)	(2,783)	-	37,421
Revaluation of financial instruments	(18,133)	1,616	(58)	-	(16,575)
Tax losses (*)	1,557,737	(1,112,075)	-	-	445,662
Intangibles	(270,681)	(1,394)	-	17,920	(254,155)
Others	(187)	(87)	-	-	(274)
Total	180,536	(521,336)	(2,841)	17,920	(325,721)

(b.3) From January 1 to December 31, 2022

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	120,553	-	-	(1,088,140)
Assets for right of use	715,508	(466,001)	-	-	249,507
Amortization	(44,615)	(43,567)	-	-	(88,182)
Provisions	37,421	(128,070)	567	-	(90,082)
Revaluation of financial instruments	(16,575)	19,248	(235)	-	2,438
Tax losses (*)	445,662	500,997	-	-	946,659
Intangibles	(254,155)	2,114	-	(18,471)	(270,512)
Others	(274)	(124)	-	-	(398)
Total	(325,721)	5,150	332	(18,471)	(338,710)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$ 3,651,023 at December 31, 2022 (ThUS$ 2,638,473 as of December 31, 2021) which include deferred tax assets related to negative tax results of ThUS$ 14,930,487 at December 31, 2022 (ThUS$ 9,030,059 at December 31, 2021).

(*)	As stated in note 2c), on November 26th, 2021 the Company filed a Reorganization Plan and Disclosure Statement in which, among other items, financial forecasts were included together with the proposed issuance of new shares and convertible notes. With that information the Company´s management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may be offset by future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of ThUS$1,251,912. On the other hand, on December 31, 2022 the Company management of subsidiary Lan Cargo S.A determined that considering financial forecast it will not be probable that part of the deferred tax assets may be offset with future taxable profits. Therefore, the Company derecognized deferred tax assets not considered recoverable in the amount of ThUS$6,173.

(Expenses)/income from deferred taxes and income tax:

	For the year ended December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(14,064)	(47,139)	3,602
Adjustments to the current tax of the previous year	-	(460)	199
Total current tax (expense) benefit	(14,064)	(47,599)	3,801

(Expense)/benefit from deferred income taxes
Deferred (expense) benefit for taxes related to the creation and reversal of temporary differences	5,150	(521,336)	546,387
Total deferred tax (expense)benefit	5,150	(521,336)	546,387
Income tax (expense)/benefit	(8,914)	(568,935)	550,188

Income tax (expense)benefit

	For the year ended December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Current tax (expense) benefit, foreign	19,573	(9,943)	(4,232)
Current tax (expense) benefit, domestic	(33,637)	(37,656)	8,033
Total current tax (expense) benefit	(14,064)	(47,599)	3,801
Deferred tax (expense) benefit, foreign	(532)	4,309	(235,963)
Deferred tax (expense) benefit, domestic	5,682	(525,645)	782,350
Total deferred tax (expense)benefit	5,150	(521,336)	546,387
Income tax (expense)/benefit	(8,914)	(568,935)	550,188

Income before tax from the Chilean legal tax rate (27% as of December 31, 2022, 2021 and 2020)

	For the year ended			For the year ended
	December 31,			December 31,
	2022	2021	2020	2022	2021	2020
	ThUS$	ThUS$	ThUS$	%	%	%
Income tax benefit/(expense) using the legal tax rate	(363,434)	1,102,736	1,378,547	(27.00)	(27.00)	(27.00)
Tax effect by change in tax rate	9,016	-	-	0.67	-	-
Tax effect of rates in other jurisdictions	20,398	54,775	58,268	1.52	(1.34)	(1.14)
Tax effect of non-taxable income (*)	1,201,618	9,444	19,529	89.27	(0.23)	(0.38)
Tax effect of disallowable expenses	(33,855)	(30,928)	(40,528)	(2.52)	0.76	0.79
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	90,823	205,458	294,969	6.75	(5.03)	(5.78)
Tax effect for goodwill impairment losses	-	-	(453,681)	-	-	8.89
Derecognition of deferred tax assets not recoverable	(6,173)	(1,251,912)	(237,637)	(0.46)	30.65	4.65
Deferred tax asset not recognized	(990,095)	(667,702)	(414,741)	(73.56)	16.35	8.12
Other increases (decreases)	62,788	9,194	(54,538)	4.66	(0.23)	1.07
Total adjustments to tax expense using the legal rate	354,520	(1,671,671)	(828,359)	26.33	40.93	16.22
Income tax benefit/(expense) using the effective rate	(8,914)	(568,935)	550,188	(0.67)	13.93	(10.78)

(*)	As of December 31, 2022, this amount mainly includes ThUS$974,826 and ThUS$218,775 related to amounts resulting from the gain resulting from the de-recognition of financial liabilities as a result of emergence from Chapter 11, and the equity issuance cost which is not taxable respectively.

Deferred taxes related to items charged to equity:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	332	(2,841)	1,883

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current
(a) Interest bearing loans	629,106	3,869,040
(b) Lease Liability	173,735	578,740
(c) Hedge derivatives	-	2,734
(d) Derivative non classified as hedge accounting	-	2,937
Total current	802,841	4,453,451

Non-current
(a) Interest bearing loans	3,936,320	3,566,804
(b) Lease Liability	2,042,719	2,381,898
Total non-current	5,979,039	5,948,702

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current
Loans to exporters	-	159,161
Bank loans (3)	353,284	415,087
Guaranteed obligations (5)(6)	17,887	75,593
Other guaranteed obligations (1)(3)	66,239	2,546,461
Subtotal bank loans	437,410	3,196,302
Obligation with the public (3)	33,383	396,345
Financial leases (4)(5)(6)(7)	156,285	199,885
Other loans	2,028	76,508
Total current (2)	629,106	3,869,040

Non-current
Bank loans (3)	1,032,711	106,751
Guaranteed obligations (5)(6)	307,174	434,942
Other guaranteed obligations	408,065	178,961
Subtotal bank loans	1,747,950	720,654
Obligation with the public (3)	1,256,416	1,856,853
Financial leases (4)(5)(6)(7)	931,954	989,297
Total non-current (2)	3,936,320	3,566,804
Total obligations with financial institutions (2)	4,565,426	7,435,844

(1)	During March and April 2020, LATAM Airlines Group S.A. drew the entirety (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The line is guaranteed with collateral made up of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, this line was fully repaid and is available to be drawn.

(2)	On May 26, 2020 LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador filed for protection under Chapter 11 of the United States bankruptcy law in the Court for the Southern District of New York. Under Section 362 of the Bankruptcy Code. The same occurred for TAM LINHAS AÉREAS S.A and its affiliates (all LATAM affiliates in Brazil), dated July 9, 2020. Filing for Chapter 11 automatically suspends most actions against LATAM and its affiliates, including most of actions to collect financial obligations incurred before the Chapter 11 filing date or to exercise control over the property of LATAM and its affiliates. Consequently, although the bankruptcy filing may have caused defaults for some of the obligations of LATAM and its affiliates, the counterparties cannot take any action as a result of such defaults.

Then, on November 3, 2022, the Company and all of its subsidiaries successfully emerged from Chapter 11.

(3)	On September 29, 2020, LATAM Airlines Group S.A. obtained Debtor-in-Possession (“DIP”) financing for a total of US$2,450 million, composed of US$1,300 million of a tranche A (“Tranche A”) and US$1,150 million of a tranche C (“Tranche C” ), of which US$750 million were provided by related parties. Obligations under the DIP were secured by assets owned by LATAM and certain of its subsidiaries, including, but not limited to, shares, certain engines and spare parts.

On October 8, 2020, LATAM made a partial withdrawal for US$1,150 million from Tranche A and Tranche C, and then, on or around June 22, 2021, LATAM made an additional withdrawal for US$500 million from Tranche A and Tranche C.

On October 18, 2021, LATAM Airlines Group S.A. obtained court approval for a Tranche B (“Tranche B”) of the DIP Financing for up to a total of US$750 million. The obligations of this Tranche B, like the previous tranches, were guaranteed with the same guarantees granted by LATAM and its subsidiaries subject to the Chapter 11 Procedure, included without limitation, by pledges on shares, certain engines and spare parts. The following draws on the DIP must be done from Tranche B until the proportion drawn is equal to the proportion drawn on the other tranches. When the proportions were the same, new draws are done on a pro-rata basis on all tranches.

On November 10, 2021, the Company made a partial transfer for US$200 million from Tranche B and later on December 28, 2021, LATAM made a new transfer for MUS$ 100. After these transfers, LATAM still It had US$1,250 million of line available for future transfers.

On March 14, 2022, LATAM made a transfer for MUS$ 38.6 from Tranche A, US$227.3 million from Tranche B and US$34.1 million from Tranche C.

The DIP had an expiration date of April 8, 2022, subject to a potential extension, at LATAM’s decision, for an additional 60 days in the event that LATAM’s reorganization plan has been confirmed by a United States Court order. for the Southern District of New York, but the plan is not yet effective. Finally, it should be noted that this extension was not carried out and that this DIP financing was paid in full on April 8, 2022, being replaced by a new consolidated and modified DIP Credit Agreement.

On February 17, 2022, LATAM submitted an initial proposal (the “Consolidated and Modified Initial DIP Financing Proposal”) of a consolidated and modified text of the contract called Super-Priority Debtor-In-Possession Term Loan Agreement before the Court of Bankruptcies of the Southern District of New York.

On March 14, 2022, the Board of Directors of the Company, unanimously, approved the Amended and Restated DIP Financing Proposal, subject to the approval of the Court. On March 14, 2022, a new consolidated and modified contract of the Existing DIP Credit Agreement (the “Amended and Restated DIP Credit Agreement”) was submitted to the Court for its approval. The NewDIP Credit Agreement (i) refinances and fully replaces the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplates a maturity date in accordance with the calendar that the Debtors foresee to emerge from the Chapter 11 Procedure; and (iii) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. Obligations under the DIP were secured by assets owned by LATAM and certain of its subsidiaries, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed (the “Amended and restated DIP Credit Agreement”) of the Original DIP Credit Agreement, which modifies and recasts said agreement and repays the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.700 million. The Consolidated and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the intitial DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Amended and Restated DIP Credit Agreement for the amount of US$2,750 million. On April 28, 2022, an amendment to this contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, this Amended and Restated DIP Credit Agreement was fully repaid with the DIP-to-Exit financing, which contemplated US$750 million of a bridge financing for senior secured notes maturing in 2027, US$750 million of another bridge financing for senior secured notes due 2029, US$750 Mn of a Term Financing, US$1,146 million of a Junior DIP financing, and US$ 500 million of an undrawn Revolving Credit Facility. The DIP-to-exit financing was collateralized by assets owned by LATAM and by certain of its subsidiaries. The Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by; (i) a Note issued from registration under U.S. Securities Act of 1933, as amended (“the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due in 2027 (the “5 Year Note”), with a total principal amount of US$ 450 million, and (ii) a Note issued from registration under the Securities Act pursuant to Rule 144A and Regulation A, both under the Securities Act, due in 2029 (the “7 Year Note”), with a total principal amount of US$ 700 million.

In the context of the Company’s exit from the Chapter 11 proceedings on November 3, 2022, the DIP-to-Exit financing was fully repaid with the funds from the exit financing issued by the Company, which included US$350 million corresponding to an incremental loan Term B; US$450 million in senior secured notes due 2027, US$700 million in senior secured notes due 2029 and a Term Financing of US$1,1 billion, with part of the proceeds from the capital increase implemented in the context of the reorganization process for a total of approximately US$10,3 billion, through the issuance of new payment shares and convertible notes.

On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(4)	On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of US$130.7 million.

(5)	On June 30, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 3 aircraft financed under a financial lease in the amount of US$ 307.4 million.

(6)	On November 1, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 1 engine financed under a financial lease in the amount of US$ 19.5 million.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
Currency	ThUS$	ThUS$

Brazilian real	314,322	338,953
Chilean peso (U.F.)	157,288	639,710
US Dollar	4,093,816	6,457,181
Total	4,565,426	7,435,844

Interest-bearing loans due in installments to December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	-	-	70,951	-	-	70,951	173	-	70,951	-	-	71,124	Quaterly	7,26	7,26
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	-	1,100,000	30,539	8,250	22,000	939,760	-	1,000,549	Quaterly	18.46	13.38
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	-	-	-	-	156,783	156,783	505	-	-	-	156,783	157,288	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1,00	1,00
0 - E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	-	32,878	-	430,290	669,340	1,132,508	At Expiration	15.00	13,38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quaterly	5,76	5,76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quaterly/Monthly	8.20	8.20
-	SWAP Received aircraft	-	US$	-	-	-	-	-	-	-	-	-	-	-	-	Quaterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	14,667	29,333	231,000	-	275,000	3,837	14,667	26,153	228,880	-	273,537	Quaterly	8,24	8,24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	-	-	112,388	11,404	34,624	66,419	-	-	112,447	Quaterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	-	-	-	-	-	-	1470			-	-	1,470	At Expiration	1,00	1,00
0-E	EXIM BANK	U.S.A.	US$	-	-	17,737	36,431	32,444	86,612	237	-	17,738	36,431	32,444	86,850	Quaterly	2.01	1.78
Financial leases
0-E	CITIBANK	U.S.A.	US$	6,825	5,689	-	-	-	12,514	6,888	5,689	-	-	-	12,577	Quaterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	-	-	28,165	6,776	20,048	1,516	-	-	28,340	Quaterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quaterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	-	-	152,693	17,831	51,532	79,805	-	-	149,168	Quaterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	-	-	12,590	1,579	4,664	6,393	-	-	12,636	Quaterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	-	-	113,668	180,260	152,581	446,509	1,923	-	112,666	178,672	151,236	444,497	Quaterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2321	6568	20990	30557	121801	182,237	2321	6568	20990	30557	121801	182,237	Monthly	10,45	10,45
Others loans
0-E	Various (*)		US $	2,028	-	-	-	-	2,028	2,028	-	-	-	-	2,028	At Expiration	-	-
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2022

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	Merril Lynch Credit
	Products LLC	U.S.A.	BRL	304,549	-	-	-	-	304,549	314,322	-	-	-	-	314,322	Monthly	3,95	3,95
Financial lease
0-E	NATIXIS	France	US	$510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quaterly	7.23	7.23
	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426

Interest-bearing loans due in installments to December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
0-E	CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	123,366	-	-	-	-	123,366	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,742	-	-	-	-	22,742	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,000	-	-	-	-	12,000	13,053	-	-	-	-	13,053	At Expiration	4.15	4.15
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,106	-	-	-	-	10,106	11,040	-	-	-	-	11,040	Quaterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	135	-	106,427	-	-	106,562	Quaterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	64,293	-	-	-	-	64,293	At Expiration	3.10	3.10
Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	-	159,679	-	-	343,218	502,897	49,584	159,679	-	-	355,114	564,377	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	187,082	-	698,450	803,289	-	1,688,821	At Expiration	7.16	6.94
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	16,079	12,412	34,958	37,891	97,135	198,475	17,926	12,412	34,044	37,466	96,379	198,227	Quaterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,054	11,661	32,639	34,970	58,388	166,712	31,375	11,661	32,188	34,733	57,983	167,940	Quaterly	1.64	1.64
0-E	WILMINGTON TRUST	U.S.A.	US$	-	2,209	24,703	32,327	85,119	144,358	-	2,209	24,703	32,327	85,119	144,358	Quaterly/Mensual	3.17	1.60
	COMPANY

-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,403	-	-	-	-	274,403	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	7,551	33,131	91,435	24,816	-	156,933	8,259	33,131	91,255	24,816	-	157,461	Quaterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	95	600,000	-	-	-	600,095	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,644,876	-	-	-	1,644,876	-	1,630,390	-	-	-	1,630,390	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	-	-	-	25,876	37,014	62,890	183	-	-	25,876	37,014	63,073	Quaterly	1.84	1.84
Financial leases
0-E	CREDIT AGRICOLE	France	US$	682	1,370	-	-	-	2,052	694	1,370	-	-	-	2,064	Quaterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,101	52,371	12,513	-	-	83,985	19,198	52,371	12,359	-	-	83,928	Quaterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,216	19,537	28,165	-	-	54,918	7,313	19,537	27,905	-	-	54,755	Quaterly	1.56	0.96
0-E	NATIXIS	France	US$	1,335	15,612	52,010	54,443	138,058	261,458	4,472	15,612	51,647	54,064	137,430	263,225	Quaterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,601	50,373	135,201	17,492	-	219,667	17,755	50,373	127,721	17,188	-	213,037	Quaterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	800	3,842	11,562	647	-	16,851	903	3,842	11,562	647	-	16,954	Quaterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	-	248,354	284,773	533,127	1,771	-	-	244,490	280,341	526,602	Quaterly	2.88	2.03
Others loans
0-E	Various (*)		US$	55,819	-	-	-	-	55,819	55,819	-	-	-	-	55,819	At Expiration	-	-
	Total			644,488	2,607,073	1,229,613	1,276,816	1,043,705	6,801,695	911,471	2,592,587	1,218,261	1,274,896	1,049,380	7,046,595

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
Bank		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
loans	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	98,864	-	-	-	-	98,864	Monthly	4.33	4.33
0-E	Merril Lynch Credit
	Products LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	240,089	-	-	-	-	240,089	Monthly	3.95	3.95
Financial lease
0-E	NATIXIS	France	US$	433	2,482	2,872	11,539	-	17,326	637	2,481	2,872	11,539	-	17,529	Quaterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	320	1,147	2,695	2,850	3,987	10,999	409	1,147	2,695	2,850	3,987	11,088	Monthly	14.72	14.72
Others loans
0-E	DEUTCHEBANK (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	-	-	-	-	20,689	At Expiration	-	-
	Total			282,555	3,629	5,891	14,389	3,987	310,451	361,354	3,628	5,891	14,389	3,987	389,249
	Total consolidated			927,043	2,610,702	1,235,504	1,291,205	1,047,692	7,112,146	1,272,825	2,596,215	1,224,152	1,289,285	1,053,367	7,435,844

(*)	Obligation to creditors for executed letters of credit

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2020	3,042,231	129,926	3,172,157
New contracts	-	543	543
Lease termination (*)	(7,435)	(285)	(7,720)
Renegotiations	(35,049)	4,919	(30,130)
Payments	(131,427)	(36,689)	(168,116)
Accrued interest	158,253	9,348	167,601
Exchange differences	-	(7,967)	(7,967)
Cumulative translation adjustment	-	(38)	(38)
Other increases (decreases)	-	(5,324)	(5,324)
Changes	(15,658)	(35,493)	(51,151)
Closing balance as of December 31, 2020	3,026,573	94,433	3,121,006
Opening balance as January 1, 2021	3,026,573	94,433	3,121,006
New contracts	518,478	875	519,353
Lease termination (*)	(724,193)	(5,300)	(729,493)
Renegotiations	101,486	5,717	107,203
Payments	(95,831)	(24,192)	(120,023)
Accrued interest	88,245	8,334	96,579
Exchange differences	-	3,356	3,356
Cumulative translation adjustment	-	(2,332)	(2,332)
Other increases (decreases)	(31,097)	(3,914)	(35,011)
Changes	(142,912)	(17,456)	(160,368)
Closing balance as of December 31,2021	2,883,661	76,977	2,960,638
Opening balance as January 1, 2022	2,883,661	76,977	2,960,638
New contracts	354,924	13,019	367,943
Lease termination (*)	(19,606)	-	(19,606)
Renegotiations	(76,233)	(4,198)	(80,431)
Exit effect of chapter 11 (**)	(995,888)	-	(995,888)
Payments	(154,823)	(26,172)	(180,995)
accrued interest	142,939	9,194	152,133
Exchange differences	-	2,279	2,279
Subsidiaries conversion difference	(2)	7,463	7,461
other variations	-	2,920	2,920
Changes	(748,689)	4,505	(744,184)
Closing balance as of December 31,2022	2,134,972	81,482	2,216,454

(*)	As of December 31, 2022 these correspond to anticipated lease terminations. For December 31, 2021 and 2020 these correspond to fleet rejections.

(**)	Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claims (Derecognition of assets for right of use for ThUS$639,728 (See Note 24 (4)) and conversion of Notes for ThUS$39,545) and ThUS$316,615 due to IBR rate change.

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 26 (c)).

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of interest rate derivatives	-	2,734	-	-	-	2,734

Total hedge derivatives	-	2,734	-	-	-	2,734

(d) Derivatives that do not qualify for hedge accounting

	Current liabilities		Non-current liabilities		Total derivatives of no coverage
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as hedge	-	2,937	-	-	-	2,937

Total derived not qualify as hedge accounting	-	2,937	-	-	-	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Interest rate swaps (1)	8,816	(2,734)
Fuel options (2)	12,594	17,641
Foreign currency derivative R$/US$ (3)	191	-

(1)	They cover the significant variations in the cash flows associated with the market risk implicit in the increases in the 3-month LIBOR interest rate, SOFR, among others, for long-term loans originated by the acquisition or rental of aircraft and Bank credits. These contracts are recorded as cash flow hedge contracts.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the BRL/R$. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (h) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,248,790	1,945,731
(b) Accrued liabilities	379,202	2,893,520
Total trade and other accounts payables	1,627,992	4,839,251

(a)	Trade and other accounts payable:

	As of	As of
	December 31	December 31,
	2022	2021
	ThUS$	ThUS$

Trade creditors	967,468	1,439,929
Other accounts payable	281,322	505,802
Total	1,248,790	1,945,731

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Maintenance	108,402	375,144
Suppliers technical purchases	136,594	328,811
Professional services and advisory	131,991	129,682
Boarding Fees	209,370	171,128
Leases, maintenance and IT services	81,119	143,586
Handling and ground handling	126,464	176,142
Aircraft Fuel	52,606	77,171
Other personnel expenses	124,000	90,410
Airport charges and overflight	90,386	104,241
Marketing	37,351	49,865
Services on board	43,349	56,072
Air companies	14,496	11,250
Crew	11,428	12,007
Bonus Payable	9,450	11,144
Land services	3,049	6,553
Jol Fleet	-	9,891
Others	68,735	192,634
Total trade and other accounts payables	1,248,790	1,945,731

(b) Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Aircraft and engine maintenance (1)	184,753	1,166,181
Accrued personnel expenses	81,857	59,327
Accounts payable to personnel (2)	74,802	58,153
Other agreed claims (3)	-	1,575,005
Others accrued liabilities	37,790	34,854
Total accrued liabilities	379,202	2,893,520

(1)	As of December 31, 2021, these amounts include some claims agreed with aircraft lessors related to maintenance in addition to agreed fleet claims, both associated with the negotiations resulting from the Chapter 11 procedure.The balances of commercial accounts and other accounts payable for 2021, include the amounts that were part of the reorganization agreement, as a result of the entry into the Chapter 11 Procedure on May 26, 2020, and on July 9 for the subsidiaries of LATAM in Brazil. These balances were paid upon exit from Chapter 11, from November to December 2022.

(2)	Participation in profits and bonuses (Note 22 letter b).

(3)	For the other agreed claims, ThUS$ 26,145 were compensated with Convert G and ThUS$ 1,548,860 with Convert I.

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	8,733	24,330	617,692	490,217	626,425	514,547
Civil contingencies	5,490	3,154	119,483	92,955	124,973	96,109
Labor contingencies	350	388	175,212	98,254	175,562	98,642
Other	-	-	13,180	21,855	13,180	21,855
Provision for European
Commission investigation (2)	-	-	2,397	9,300	2,397	9,300

Total other provisions (3)	14,573	27,872	927,964	712,581	942,537	740,453

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of December 31, 2022, and December 31, 2021, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which wold not be provided for except in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2020	282,392	9,217	-	291,609
Increase in provisions	408,078	-	44,000	452,078
Provision used	(47,238)	-	-	(47,238)
Difference by subsidiaries conversion	(58,654)	-	-	(58,654)
Reversal of provision	(25,563)	-	-	(25,563)
Exchange difference	(979)	880	-	(99)
Closing balance as of December 31, 2020	558,036	10,097	44,000	612,133

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	403,229	-	-	403,229
Provision used	(84,497)	-	-	(84,497)
Difference by subsidiaries conversion	(25,531)	-	-	(25,531)
Reversal of provision	(119,029)	-	(44,000)	(163,029)
Exchange difference	(1,055)	(797)	-	(1,852)
Closing balance as of December 31, 2021	731,153	9,300	-	740,453

Opening balance as of January 1, 2022	731,153	9,300	-	740,453
Increase in provisions	687,558	-	-	687,558
Provision used	(63,087)	-	-	(63,087)
Difference by subsidiaries conversion	28,655	-	-	28,655
Reversal of provision	(427,979)	(6,630)	-	(434,609)
Exchange difference	(16,160)	(273)	-	(16,433)

Closing balance as of December 31, 2022	940,140	2,397	-	942,537

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 74, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the amounts until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2022 is described in Note 30 under in the Role of the case 2001.51.01.012530-0.

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

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of € 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. requested the annulment of this Decision to the General Court of the European Union. We presented our defense in December 2017. On July 12, 2019, we participated in a hearing before the European Court of Justice in which we confirmed our request for annulment of the decision or a reduction in the amount of the fine instead. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from € 8,220,000 Euros to € 2,240,000 Euros. This ruling can be appealed by both parties before June 15, 2022. Likewise, on December 17, 2020, the European Commission had presented a proof of claim for the total amount of the fine of € 8,220,000 Euros before the Court of New York dealing with the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN Cargo, S.A. (Chapter 11) in May 2020. The amount of this claim could be modified subject to the eventual appeal of the ruling of the European Court. The procedural stage as of December 31, 2022 is described in Note 30 in section 2 lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (1)(2)	2,533,081	2,273,137	420,208	512,056	2,953,289	2,785,193
Sales tax	7,194	3,870	-	-	7,194	3,870
Retentions	40,810	31,509	-	-	40,810	31,509
Other taxes	12,045	4,916	-	-	12,045	4,916
Other sundry liabilities	49,121	19,144	-	-	49,121	19,144
Total other non-financial liabilities	2,642,251	2,332,576	420,208	512,056	3,062,459	2,844,632

Deferred Income Movement

		Deferred income
				Loyalty
		(1)		program (Award and	Expiration of	Translation	Others	Final
	Initial balance	Recognition	Use	redeem)	tickets	Difference	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2019	2,974,760	8,264,970	(7,703,011)	124,548	(156,435)	2,232	33,402	3,540,466

From January 1 to December 31, 2020	3,540,466	1,970,203	(2,554,476)	(137,176)	(72,670)	(3,485)	(3,974)	2,738,888

From January 1 to December 31, 2021	2,738,888	4,221,168	(4,053,345)	(12,091)	(114,227)	-	4,800	2,785,193

From 1 de January to December 31, 2022	2,785,193	9,772,469	(9,077,188)	(241,201)	(314,027)	4,585	23,458	2,953,289

(1)	The balance includes mainly, deferred income for services not provided as of December 31, 2022 and December 31, 2021 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of December 31, 2022, Deferred Income includes ThUS$ 41,318 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 30,408 within the income statement related with this compensation.

Additionally, as of December 31, 2021, the Company maintains a balance of ThUS $ 29,507 in Trade accounts payable of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December, 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Retirements payments	45,076	35,075
Resignation payments	6,365	5,817
Other obligations	42,047	15,341
Total liability for employee benefits	93,488	56,233

(a) The movement in retirements, resignations and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2020	93,570	(18,759)	(8,634)	3,968	3,971	74,116
From January 1 to December 31, 2021	74,116	(11,391)	(5,136)	10,018	(11,374)	56,233
From January 1 to December 31, 2022	56,233	53,254	(4,375)	(9,935)	(1,689)	93,488

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended
	December 31,
Assumptions	2022	2021

Discount rate	5.37%	5.81%
Expected rate of salary increase	5.23%	3.00%
Rate of turnover	5.14%	5.14%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.61%	3.44%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,308)	(2,642)
Change in the accrued liability an closing for decrease of 100 p.b.	3,724	2,959
Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	3,520	2,849
Change in the accrued liability an closing for decrease of 100 p.b.	(3,216)	(2,613)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	74,802	58,153

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	Employment expenses are detailed below:

	For the period ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$

Salaries and wages	(1,024,304)	(825,792)	(850,557)
Short-term employee benefits	(121,882)	(122,650)	(41,259)
Other personnel expenses	(120,150)	(93,457)	(70,244)
Total	(1,266,336)	(1,041,899)	(962,060)

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Aircraft and engine maintenance	249,710	276,816
Fleet (JOL)	40,000	124,387
Airport and Overflight Taxes	19,866	26,321
Provision for vacations and bonuses	16,539	14,545
Other sundry liabilities	169	30,357
Total accounts payable, non-current	326,284	472,426

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2022 amounts to ThUS$ 13,298,486 divided into 605,231,854,725 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2021), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company December, 31, 2022, corresponds to 606.407.693.000 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company’s Extraordinary Shareholders’ Meeting held on July 5, 2022, it was agreed to increase the Company’s capital by US$ 10,293,269,524 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a) US$ 9,493,269,524 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) US$800,000,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 12, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:

1.	On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) US$1,257,002,540 notes convertible into shares Serie G, the US$1,372,839,695 notes convertible into shares Serie H, and the US$6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2.	On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”;and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

4.	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy. (See Note 2, c).

5.	As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued US$800 million in new paid shares and US$9,493 million through the issue of three classes of notes convertible into Company shares, equivalent to a total of 605,801,285,307 paid shares. As of December 31, 2022, from the aforementioned capital increase, 604,625,447,032 shares were subscribed and paid, equivalent to ThUS$ 10,152,221 and issuance and placement costs of ThUS$ 810,279 were incurred, which are currently presented under other reserve and will be reclassified to “share capital” upon approval for such transfer during the next Extraordinary Shareholders’ Meeting.

(b) Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	as of December 31, 2022				as of December 31, 2021
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of subscribed shares and paid	N° of shares to subscribe or not used
Opening Balance	606,407,693	606,407,693	-	-	606,407,693	606,407,693	-
New shares issued	73,809,875,794	73,809,875,794	-	-	-	-	-
Convertible Notes G	19,992,142,087	18,820,511,197	960,098	960,098	1,170,670,792	-	-
Convertible Notes H	126,661,409,136	126,657,203,849	4,205,287	4,205,287	-	-	-
Convertible Notes I	385,337,858,290	385,337,856,192	-	2,098	-	-	-
Subtotal	605,801,285,307	604,625,447,032	5,165,385	1,170,672,890	-	-	-
Closing Balance	606,407,693,000	605,231,854,725	5,165,385	1,170,672,890	606,407,693	606,407,693	-

(c) Share capital

The following table shows the movement of share capital:

Movement fully paid shares

Paid- in
Capital
ThUS$
Initial balance as of January 1, 2020	3,146,265
There are no movements of shares paid during the 2020 year	-
Ending balance as of December 31, 2020	3,146,265
Initial balance as of January 1, 2021	3,146,265
There are no movements of shares paid during the 2021 period	-
Ending balance as of December 31, 2021	3,146,265
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486

(1)	It only includes Convertible Notes issued in exchange for the settlement of Chapter 11 claims.

(2)	Part of the Convertible Notes received in cash and the rest in exchange for the settlement of Chapter 11 claims.

(d) Treasury stock

At December 31, 2022, the Company held no treasury stock. The remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(e) Other equity- Value of conversion right - Convertible Notes

(e.1) Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	Convertible	Convertible	Convertible	Total Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	THUS$	THUS$	THUS$	THUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value
Convertible Notes at the date of issue	(923,616)	-	(2,686,854)	(3,610,470)
Issuance cost	-	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at the date of issue		(102,031)	-	(102,031)
Equity component at the date of issue	192,380	1,245,994	3,471,106	4,909,480

(e.2) Conversion of notes into shares

As of December 31, 2022, the following notes have been converted into shares:

	Convertible	Convertible	Convertible	Total Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	-	102,031	-	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2022, the portion not converted into equity corresponds to ThUS$39.

(e.3) The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$ 102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method. At December 31, 2022, the debt portion was converted into equity. Transaction costs relating to the equity component are recognised as part of Other reserves within Equity.

(f) Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2020	36,289	946	37,235
From January 1 to December 31, 2021	37,235	-	37,235
From January 1 to December 31, 2022	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 33.

(g) Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2020	2,452,469	(3,125)	2,675	-	2,452,019
From January 1 to December 31, 2021	2,452,019	(3,383)	(538)	-	2,448,098
From January 1 to December 31, 2022	2,448,098	-	-	(4,420,749)	(1,972,651)

Balance of Other sundry reserves comprise the following:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(216,656)	(213,273)
Adjustment to the fair value of the New Convertible Notes (4)	(3,610,470)	-	-
Cost of issuing shares and New Convertible Notes (5)	(810,279)	-	-
Others	(3,558)	(3,558)	(3,020)
Total	(1,972,651)	2,448,098	2,452,019

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A through LATAM Airlines Group S.A for an amount of ThUS $ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(4)	The adjustment to the fair value of the Convertible Notes issued in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,550,306 (see note 26d), gain on the haircut for the financial liabilities for ThUS$420,436 (see note 26e) and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728.

(5)	Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement.

(h) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	(2,890,287)	56,892	-	(22,940)	(2,856,335)
Change in fair value of hedging instrument recognised in OCI	-	(105,776)	-	-	(105,776)
Reclassified from OCI to profit or loss	-	(13,016)	-	-	(13,016)
Deferred tax	-	959	-	-	959
Actuarial reserves by employee benefit plans	-	-	-	(3,968)	(3,968)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	923	923
Translation difference subsidiaries	(900,226)	-	-	-	(900,226)
Closing balance as of December 31, 2020	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Increase (decrease) due to application of new accounting standars	-	380	(380)		-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	39,602	(23,692)	-	15,910
Reclassified from OCI to profit or loss	-	(16,641)	6,509	-	(10,132)
Deferred tax	-	(58)	-	-	(58)
Actuarial reserves by employee benefit plans	-	-	-	10,017	10,017
Deferred tax actuarial IAS by employee benefit plans	-	-	-	(2,782)	(2,782)
Translation difference subsidiaries	18,354	(732)	-	-	17,622
Closing balance as of December 31, 2021	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	51,323	(23,845)	-	27,478
Reclassified from OCI to profit or loss	-	31,293	19,946	-	51,239
Reclassified from OCI to the value of the hedged asset	-	(8,143)	-	-	(8,143)
Deferred tax	-	(235)	-	-	(235)
Actuarial reserves by employee benefit plans	-	-	-	(9,933)	(9,933)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	566	566
Translation difference subsidiaries	(33,401)	694	(160)	-	(32,867)
Closing balance as of December 31, 2022	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)

(h.1) Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests

(h.2) Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i) Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2020	352,272	(4,545,887)	-	(4,193,615)
From January 1 to December 31, 2021	(4,193,615)	(4,647,491)	-	(8,841,106)
From January 1 to December 31, 2022	(8,841,106)	1,339,210	-	(7,501,896)

(j) Dividends per share

During the years 2022 and 2021 no dividends have been paid.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Passengers	7,636,429	3,342,381	2,713,774
Cargo	1,726,092	1,541,634	1,209,893
Total	9,362,521	4,884,015	3,923,667

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year. ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Aircraft fuel	(3,882,505)	(1,487,776)	(1,045,343)
Other rentals and landing fees	(1,036,158)	(755,188)	(720,005)
Aircraft maintenance	(582,848)	(533,738)	(472,382)
Aircraft rental (*)	(202,845)	(120,630)	-
Comisions	(167,035)	(89,208)	(91,910)
Passenger services	(184,357)	(77,363)	(97,688)
Other operating expenses	(1,136,490)	(959,427)	(1,221,183)
Total	(7,192,238)	(4,023,330)	(3,648,511)

(*)	During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	(17,959)	(19,793)	(21,178)
Rent concessions recognized directly in profit or loss	-	-	110
Total	(17,959)	(19,793)	(21,068)

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Depreciation (*)	(1,125,154)	(1,114,232)	(1,219,586)
Amortization	(54,358)	(51,162)	(169,800)
Total	(1,179,512)	(1,165,394)	(1,389,386)

(*)	Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended December 31, 2022 is ThUS$ 463,306 (ThUS $ 351,701 for the same period in 2021).

(c)	Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Bank loan interests	(714,310)	(580,193)	(314,468)
Financial leases	(45,384)	(46,679)	(45,245)
Lease liabilities	(152,132)	(121,147)	(170,918)
Other financial instruments	(30,577)	(57,525)	(56,348)
Total	(942,403)	(805,544)	(586,979)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Gain (losses) from restructuring activities

Gains (losses) from restructuring activities are detailed below:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Renegotiation of fleet contracts	(483,068)	(516,559)	-
Legal advice	(323,204)	(91,870)	(76,541)
Employee reestructuring plan (*)	(80,407)	(46,938)	(290,831)
Rejection of fleet contracts	-	(1,564,973)	(269,467)
Rejection of IT contracts	(2,586)	(26,368)	-
Adjustment net realizable value fleet available for sale	-	(73,595)	(331,522)
Gains resulting from the settlement of Chapter 11 claims (**)	2,550,306	-	-
Others	18,893	(16,879)	(21,648)
Total	1,679,934	(2,337,182)	(990,009)

(*)	See note 2.1, c.
(**)	See Note 24 (g)

(e)	Financial income

Financial income is detailed below:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Financial claims (*)	491,326	-	-
Gains resulting from the settlement of Chapter 11 claims (**)	420,436	-	-
Finance lease rate change effect	49,824	-	-
Other miscellaneous income	90,709	21,107	50,397
Total	1,052,295	21,107	50,397

(*)	See Note 34 (a.4.)
(**)	See Note 24 (g)

(f)	Other gains (losses)

Other gains (losses) are detailed below:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$

Fuel hedging	-	-	(82,487)
Slot Write Off	-	-	(36,896)
Provision for onerous contract related to purchase commitment	-	44,000	(44,000)
Goodwill Impairment	-	-	(1,728,975)
Adjustment net realizable value fleet available for sale	(345,410)	-	-
Other	(1,667)	(13,326)	17,569
Total	(347,077)	30,674	(1,874,789)

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$

Tours	24,068	11,209	22,499
Aircraft leasing	18,164	6,852	46,045
Customs and warehousing	30,323	27,089	25,138
Maintenance	7,995	15,602	18,579
Income from non-airlines products latam pass	23,954	40,481	42,913
Other miscellaneous income (*)	49,782	126,098	255,828
Total	154,286	227,331	411,002

(*)	Included within this amount are ThUS$30,408 in December 2022, ThUS$118,188 in December 2021 and ThUS$ 132,467 in 2020 and related to the compensation of Delta Air Lines Inc. for the JBA signed in 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all othercurrencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,
	2022	2021	2020

Argentine peso	177.12	102.75	84.14
Brazilian real	5.29	5.57	5.18
Chilean peso	855.86	844.69	710.95
Colombian peso	4,845.35	4,002.52	3,421.00
Euro	0.93	0.88	0.81
Australian dollar	1.47	1.38	1.30
Boliviano	6.86	6.86	6.86
Mexican peso	19.50	20.53	19.93
New Zealand dollar	1.58	1.46	1.39
Peruvian Sol	3.81	3.98	3.62
Paraguayan Guarani	7,332.2	6,866.4	6,900.10
Uruguayan peso	39.71	44.43	42.14

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

Current assets

Cash and cash equivalents	265,371	262,886
Argentine peso	6,712	6,440
Brazilian real	3,355	9,073
Chilean peso	17,591	9,759
Colombian peso	8,415	4,745
Euro	19,361	7,099
U.S. dollar	168,139	195,264
Other currency	41,798	30,506

Other financial assets, current	14,530	12,728
Argentine peso	3	4
Brazilian real	24	4
Chilean peso	5,778	4,440
Colombian peso	93	111
Euro	2,483	1,720
U.S. dollar	5,709	5,242
Other currency	440	1,207

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Current assets

Other non - financial assets, current	19,425	34,613
Argentine peso	381	5,715
Brazilian real	2,303	1,488
Chilean peso	3,341	20,074
Colombian peso	544	121
Euro	622	1,936
U.S. dollar	4,369	1,106
Other currency	7,865	4,173

Trade and other accounts receivable, current	127,666	144,367
Argentine peso	25,035	6,850
Brazilian real	10,669	53
Chilean peso	31,258	47,392
Colombian peso	176	455
Euro	12,506	24,548
U.S. dollar	9,584	43,418
Other currency	38,438	21,651

Accounts receivable from related entities, current	138	502
Chilean peso	31	19
U.S. dollar	107	483

Tax current assets	15,623	8,674
Argentine peso	186	322
Brazilian real	669	47
Chilean peso	1,569	681
Colombian peso	1,921	1,618
Euro	68	70
U.S. dollar	2	406
Peruvian sun	10,300	4,450
Other currency	908	1,080

Total current assets	442,753	463,770
Argentine peso	32,317	19,331
Brazilian real	17,020	10,665
Chilean peso	59,568	82,365
Colombian peso	11,149	7,050
Euro	35,040	35,373
U.S. Dollar	187,910	245,919
Other currency	99,749	63,067

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Non-current assets

Other financial assets, non-current	13,366	10,700
Brazilian real	3,495	3,326
Chilean peso	69	62
Colombian peso	1,344	231
Euro	4,308	2,384
U.S. dollar	2,050	2,524
Other currency	2,100	2,173

Other non - financial assets, non-current	11,909	12,197
Argentine peso	12	32
Brazilian real	8,082	6,924
U.S. dollar	3,815	5,241
Other currency	-	-

Accounts receivable, non-current	4,526	3,985
Chilean peso	4,526	3,985

Deferred tax assets	2,948	6,720
Colombian peso	2,567	4,717
U.S. dollar	20	10
Other currency	361	1,993

Total non-current assets	32,749	33,602
Argentine peso	12	32
Brazilian real	11,577	10,250
Chilean peso	4,595	4,047
Colombian peso	3,911	4,948
Euro	4,308	2,384
U.S. dollar	5,885	7,775
Other currency	2,461	4,166

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other financial liabilities, current	17,062	179,777	602	177,471
Argentine peso	1	1	-	-
Brazilian real	-	31	-	210
Chilean peso	10,697	135,431	602	159,541
Euro	621	259	-	184
U.S. dollar	5,558	43,919	-	17,460
Other currency	185	136	-	76

Trade and other accounts payables, current	720,688	1,317,418	20,995	50,312
Argentine peso	45,345	234,358	3,446	2,335
Brazilian real	48,511	70,523	651	653
Chilean peso	146,395	280,405	1,231	44,438
Colombian peso	2,330	7,673	31	1,134
Euro	29,502	134,146	11	887
U.S. dollar	328,540	472,800	2,883	73
Peruvian sol	7,426	2,487	10,886	310
Mexican peso	12,969	11,297	75	29
Pound sterling	37,788	45,096	19	86
Uruguayan peso	1,199	775	1,110	58
Other currency	60,683	57,858	652	309

Accounts payable to related entities, current	-	57	-	-
Chilean peso	-	6	-	-
U.S. dollar	-	51	-	-

Other provisions, current	29	-	11,655	4,980
Chilean peso	-	-	29	25
Other currency	29	-	11,626	4,955

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other non-financial liabilities, current	16,315	29,057	9,071	-
Argentine peso	87	1,604	6,563	-
Brazilian real	220	859	11	-
Chilean peso	1,568	1,332	178	-
Colombian peso	294	941	798	-
Euro	546	1,375	173	-
U.S. dollar	12,975	21,174	1,063	-
Other currency	625	1,772	285	-

Total current liabilities	754,095	981,129	42,323	232,770
Argentine peso	45,433	28,128	10,009	2,335
Brazilian real	48,731	31,903	662	863
Chilean peso	158,660	212,629	2,040	204,004
Colombian peso	2,624	2,520	829	1,134
Euro	30,669	46,681	184	1,071
U.S. dollar	347,073	539,429	3,946	17,540
Other currency	120,905	119,839	24,653	5,823

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other financial liabilities, non-current	32,036	33,205	774	15,375	170,437	359,623
Chilean peso	11,544	1,512	774	896	170,437	355,636
Brazillian real	16	86	-	-	-	-
Euro	1,409	135	-	90	-	-
U.S. dollar	18,354	31,413	-	14,389	-	3,987
Other currency	713	59	-	-	-	-

Accounts payable, non-current	58,449	114,097	-	1,451	-	342
Chilean peso	17,259	41,456	-	1,451	-	342
U.S. dollar	39,717	71,339	-	-	-	-
Other currency	1,473	1,302	-	-	-	-

Other provisions, non-current	43,301	49,420	-	-	-	-
Argentine peso	1,917	1,074	-	-	-	-
Brazillian real	37,982	27,532	-	-	-	-
Chilean peso	-	-	-	-	-	-
Colombian peso	202	255	-	-	-	-
Euro	2,944	10,820	-	-	-	-
U.S. dollar	256	9,739	-	-	-	-

Provisions for employees benefits, non-current	55,454	44,816	-	-	-	-
Chilean peso	55,454	44,816	-	-	-	-

Total non-current liabilities	189,240	241,538	774	16,826	170,437	359,965
Argentine peso	1,917	1,074	-	-	-	-
Brazilian real	37,998	27,618	-	-	-	-
Chilean peso	84,257	87,784	774	2,347	170,437	355,978
Colombian peso	202	255	-	-	-	-
Euro	4,353	10,955	-	90	-	-
U.S. dollar	58,327	112,491	-	14,389	-	3,987
Other currency	2,186	1,361	-	-	-	-

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

General summary of foreign currency:

Total assets	475,502	497,372
Argentine peso	32,329	19,363
Brazilian real	28,597	20,915
Chilean peso	64,163	86,412
Colombian peso	15,060	11,998
Euro	39,348	37,757
U.S. dollar	193,795	253,694
Other currency	102,210	67,233

Total liabilities	1,156,869	1,832,228
Argentine peso	57,359	31,537
Brazilian real	87,391	60,384
Chilean peso	416,168	862,742
Colombian peso	3,655	3,909
Euro	35,206	58,797
U.S. dollar	409,346	687,836
Other currency	147,744	127,023

Net position
Argentine peso	(25,030)	(12,174)
Brazilian real	(58,794)	(39,469)
Chilean peso	(352,005)	(776,330)
Colombian peso	11,405	8,089
Euro	4,142	(21,040)
U.S. dollar	(215,551)	(434,142)
Other currency	(45,534)	(59,790)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the year ended
	December 31,
	2022		2021	2020
Basic earnings (loss) per share
Income (Loss) attributable to owners of the parent (ThUS$)	1,339,210		(4,647,491)	(4,545,887)
Weighted average number of shares, basic	96,614,464,231	(*)	606,407,693	606,407,693
Basic earnings (loss) per share (US$)	0.013861		(7.66397)	(7.49642)

	For the year ended
	December 31,
	2022		2021	2020
Diluted earnings (loss) per share
Income (Loss) attributable to owners of the parent (ThUS$)	1,339,210	(***)	(4,647,491)	(4,545,887)
Weighted average number of shares, diluted	98,530,451,071	(**)	606,407,693	606,407,693
Weighted average number of shares, diluted (2)	98,530,451,071		606,407,693	606,407,693
Diluted earnings (loss) per share (US$)	0.013592		(7.66397)	(7.49642)

(*)	As of December 31, 2022, the weighted average number of shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022. From November 3, 2022 until December 31, 2022 the number of shares outstanding increases due to the equity rights offering and then increases daily as the holders of the convertible notes convert them into shares (See movement of shares in Note 24).

(**)	As of December 31, 2022, the weighted average number of fully diluted shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022, and 605,801,285,307 shares outstanding from November 3, 2022 until December 31, 2022 which includes the equity rights offering and assumes the conversion of all convertible notes that were issued upon emergence from Chapter 11 (See movement of shares in Note 24).

(***)	Profit (Loss) attributable to holders of equity instruments of the parent company is unchanged when calculating diluted EPS because only Convertible Note H accrued interest. However, this Note was converted into shares immediately after issuance and therefore did not accrue interest during the year.

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.

On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On May 11, 2022, the Debtors submitted a revised version of the Plan. On June 18, 2022, the Bankruptcy Court issued an order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On November 3, 2022, LATAM Airlines Group S.A. and its various subsidiaries (the “Debtors”) that were parties to the Chapter 11 Procedure exited that Procedure. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure (the “Chapter 11 Procedure”) according to the rules of Chapter 11 in Title 11 of the U.S. Code. On November 17, 2022, the 37 subsidiaries of LATAM Airlines Group S.A. filed a petition to close the Chapter 11 Proceeding. On December 14, 2022, the Bankruptcy Court approved the petition. The process remains open with respect to LATAM Airlines Group S.A. Limited claims pending in the Chapter 11 proceedings continue to be reconciled.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Considering that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Communications Protocol Cross-border.	-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 4, 2020, LATAM Airlines Group and the companies that were admitted to the Chapter 11 reorganization procedure (the “Borrower”) before the U.S. District Court for the Southern District of New York (the “U.S. Bankruptcy Court”) filed a petition with the Colombian Companies Commission (the “Companies Commission”) for recognition of the Chapter 11 reorganization procedure in Colombia based on Colombian cross-border insolvency regulations (Title III of Law 1116 of 2006). On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On August 26, 2022, the Companies Commission (i) recognized the Bankruptcy Court’s June 24, 2022 order approving 8 exit financing strategies presented by LATAM Airlines Group S.A. and its subsidiary, Aerovías de Integración Regional S.A., and (ii) authorized the termination of the guarantees granted in the DIP loan and the establishment of the new guarantees. On November 3, 2022, the Borrowers notified the U.S. Bankruptcy Court, lenders and stakeholders of the Reorganization Plan effective date.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.

On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.

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

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$8,797 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8,797 (8,220,000 Euros) to KUS$2,397 (2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. The European Commission has until January 24, 2023 to reply to our defense. On December 17, 2020, the European Commission had presentaded proof of claim for the total amount of the fine (ThUS$8,797 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020. The amount of this claim has been modified subject to the possible appeal of the ruling of the European Court.

2,397

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	9,847

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3,478– R$18.148.281,61- probable). We must await a decision on the Treasury appeal.	7,822

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (linked to the procces 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$73,986. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					73,986

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	32,989

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

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

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022. The proceedings continue with the judge while they decide on costs. These costs will not be enforced under the settlement made in the USA by VAS and LATAM Airlines Colombia.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash, Regional One and VAS filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS has informally presented a modified Chapter 11 claim to LATAM AIRLINES COLOMBIA in the intent to claim an indemnity of USD$1,197,539. LATAM AIRLINES COLOMBIA has not yet responded. VAS withdrew the damage indemnity claim against LATAM Airlines Colombia.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court. The final calculations of the Federal Income Tax Bureau are pending.	10,095

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension.	15,488

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	30,811

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,071

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision. A hearing will be held on October 19, 2022. A new decision was rendered against the company and the discussion at the administrative level ended. The debt will be disputed in a claim to be filed in January 2023.	18,307

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	13,023

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	26,580

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	83,636

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. A decision in favor of the company was rendered on October 22, 2022. The process was archived in favor of the company.	13,661

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	106,331

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	19,632

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,586

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	18,989

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,162

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The evidentiary stage has not yet begun in this case.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,047

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,838

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,690

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	37,062

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965

A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.

				Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The process was under a temporary Suspension Order from April 6, 2020 to September 2021 because of the inability to proceed regularly as a result of the indefinite duration and restrictions imposed by the world pandemic. Jose Ramon Lopez Regueiro filed a Second Amendment to the Claim on September 27, 2021 of undetermined amount. This case was dismissed by the Court on June 30, 2022 because the property was not confiscated by a U.S. national and the plaintiff was not a U.S. citizen when they acquired the alleged claim to the property or at least not before the enactment of the Helms-Burton Act (March 12, 1996). The suspension of claims against LATAM remained in effect until the Chapter 11 proceedings concluded. Since the plaintiff did not present a proof of claim against LATAM as part of the Chapter 11 proceedings, they could not file any claim against LATAM. Consequently, the plaintiff agreed to withdraw their claim. A status report was presented to the Court that confirmed this. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,979

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,710

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,221

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,893

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,226

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,051

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,927

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,346

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	29,474

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	16,551

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,022

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,628

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020

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

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM’s request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file is expected to return to the first instance to continue the processing. The amount at the moment is undetermined.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A	25° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On 12/28/22 the Civil Court ordered the filing of the file. CONADECUS still has appeals pending against these decisions before the Court of Appeals of Santiago under entry number 14.213-2020. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	16,738

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	64,998

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	8,909

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. The Federal Revenue Service of Brazil issued a decision granting the request for a refund. The process was closed with a decision favorable to the company.	28,174

TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for March 06, 2023.	11,572

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	13896.720386/2017-31	This claim is seeking reimbursement of the negative balance of the social tax on net profits (CSLL) from the 2011 calendar year.	The defensive arguments were presented, but the claim was denied by the Brazilian Federal Revenue Agency (RFB). TAM’s appeal was sustained in part. The Federal Revenue Service of Brazil issued a decision granting the request for a refund. The process was closed with a decision favorable to the company.	10,142

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision (jointly with the legal team and prosecutor). A provision has been made in the accounting for KUS$17.137 (R$ 89.417.472,87).	-0-

TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on March 24, 2023.	13,141

TAM Linhas Aéreas S.A	Fazenda do Estado de Sao Paulo	4.037.054-9	The Finance Department of the State of São Paulo filed a claim of a violation because the tax on the circulation of merchandise and services (ICMS) was not paid for telecommunications services. It is being heard by the Office of the Secretary of Finance of the State of São Paulo. We were served the claim on September 20, 2014.	Presentada la defensa. Dictada sentencia de primera instancia que mantuvo la Notificación de Infracción en su totalidad. Presentamos un Recurso Ordinario, que aguarda sentencia del TIT / SP. En noviembre de 2021 tuvimos un juicio que anuló la decisión anterior y determinó un nuevo juicio. A defense has been presented. The first-instance decision maintained all of the Violation Notice. We filed an ordinary remedy that is pending a decision by the Taxes and Imposts Court of Sao Paulo. There was a lawsuit in November 2021 that voided the previous decision and ordered a new lawsuit. In November 2022, we received a decision ordering payment of part of the debt. The remaining part of the debt will be disputed before the courts.	10.013

TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	We will be presenting a defense.	15.904

-	In order to cover any financial obligations arising from legal proceedings in effect at December 31, 2022 whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The National Economic Prosecutor’s Office archived the investigation on November 29, 2022.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC).

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On August 25, 2022, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 25, 2022, LATAM sent a letter to the FNE accompanying information related to the LATAM Cargo website, complying with the request of the National Economic Prosecutor. The last activity in this investigation corresponds to an official letter from the FNE received on 10/24/2022 that must be answered on 11/08/2022.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC related to restrictions as to certain codeshare agreements. The most recent activity in this investigation was an official letter received in June of this year, which was answered on July 21, 2022.

7) On September 16, 2021, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 721 which proposed to LATAM Airlines Group S.A. a collective voluntary mediation procedure regarding the execution of solutions offered by the Company to customers during the COVID-19 pandemic. The Company decided to voluntary participate in the mediation procedure, which resulted an agreement on April 20, 2022. Pursuant the agreement, an external auditor will review the fulfillment, by the Company, of the solutions offered to customers between July 17, 2020, and September 16, 2021. Additionally, the external auditor must report to SERNAC any measure aiming to enhance customer service and implemented by the Company between the July 17, 2020, and October 13, 2022, timeframe. The implementation of the agreement begun on May 13, 2022. The external auditors presented the preliminary report agreed upon with the National Consumer Service (SERNAC) on August 19, 2022. On December 27, 2022 SERNAC issued the resolution that concluded the procedures related to this agreement, terminating it.

8) On May 21, 2022, Agunsa filed a petition for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport. Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented.

9) On October 27, 2021, LATAM Airlines Group S.A. received an official letter from the Office of Aviation Consumer Protection of the U.S. Department of Transportation (DOT) asking about the delay in making and/or refusal to make reimbursements to passengers potentially impacted by flight cancellations during the pandemic (March 20, 2020 to July 31, 2021), a potential violation of requirements under 14 CFR Part 259 and 49 U.S.C. § 41712. The most recent activity in this investigation is a response sent by LATAM Airlines Group on July 19, 2022 to a request by the DOT to explain related information provided by LATAM Airlines Group S.A. in December 2021 and March 2022.

NOTE 31 - COMMITMENTS

(a) Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, closed a new four-year revolving credit facility (“Exit RCF”) of US$ 500 million with a consortium of five banks led by Goldman Sachs. As of December 31, 2022, this credit facility is undrawn and fully available. In addition, on October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) a five-year term loan facility (“Term Loan B Facility”) of US$ 1,100 million (US$1,100 million outstanding as of December 31, 2022), (ii) 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$ 450 million and (iii) 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of US$ 700 million. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$ 750 million.

On November 3, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of US$ 600 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$ 400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2022, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through subsidiary its Professional Airline Services Inc, executed a five-year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$ 275 million. As of December 31, 2022, the outstanding amount under the Spare Engine Facility is US$ 275 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$ 750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million).

As of December 31, 2022, the Company complies with the aforementioned minimum liquidity covenants.

b) Other commitments

As of December 31, 2022, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date
Superintendencia Nacional de Aduanasy de Administración Tributaria	LATAM Airlines Perú S.A.	Forty-four letters of credit	189,708	Jan 5, 2023
Lima Airport Partners S.R.L.	LATAM Airlines Perú S.A.	Two letters of credit	1,620	Nov 30, 2023
Servicio Nacional de Aduana del Ecuador	LATAM Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2023
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Three letters of credit	1,183	Nov 15, 2023
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Eighteen letters of credit	6,460	Mar 22, 2023
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	2,586	Mar 29, 2023
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letters of credit	2,281	Mar 13, 2023
JFK International Air Terminal LLC.	LATAM Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2023
Servicio Nacional de Aduanas	LATAM Airlines Group S.A.	Three letters of credit	1,287	Jul 28, 2023
Isoceles	LATAM Airlines Group S.A.	One letter of credit	41,000	Aug 6, 2023
BBVA	LATAM Airlines Group S.A.	One letter of credit	4,126	Jan 17, 2023
Sociedad Concesionaria Nuevo Pudahuel	LATAM Airlines Group S.A.	fifteen letters of credit	1,755	Dec 13, 2023
Procon	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	2,340	Nov 17, 2025
União Federal	TAM Linhas Aéreas S.A.	Five insurance policy guarantee	9,731	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,485	Apr 24, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,681	Jul 5, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,337	Dec 31, 2023
Procon	TAM Linhas Aéreas S.A.	Six insurance policy guarantee	8,389	Jan 4, 2023
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,355	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,406	May 29, 2025
Vara Civel Campinas SP.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,653	Jun 14, 2024
JFK International Air Terminal LLC.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2023
7ª Turma do Tribunal Regional Federal da 1ª Região.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	43,003	Apr 20, 2023
Bond Safeguard Insurance Company.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	4,276	Sep 20, 2023
Uniao Federal Fazenda Nacional.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	31,860	Jul 30, 2024
Uniao Federal PGFN.	TAM Linhas Aéreas S.A.	Three insurance policy guarantee	18,469	Jan 4, 2024
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,355	Dec 31, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,024	Feb 10, 2026
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,687	Dec 31, 2023
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,127	Dec 31, 2023
Municipio Do Rio De Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,154	Dec 31, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	9,077	Apr 15, 2025
Fundacao de Protecao e Defesa do Consumidor Do Estado De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,073	Dec 31, 2023
Tribunal de Justição de São Paulo.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	1,499	Dec 31, 2023
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three insurance policy guarantee	15,215	Feb 4, 2025
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	20,681	Feb 22, 2025
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	5,836	Dec 31, 2023
3ªVara Federal da Subseção Judiciária de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,734	Nov 30, 2025
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,677	May 7, 2023
			453,560

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a) Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with		related		As of December 31,
Tax No.	Related party	related parties	Country of origin	parties transactions	Currency	2022	2021	2020
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	87	23	28
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Loans received (*)	US$	(231,714)	(35,412)	(100,013)
				Interest received (*)	US$	(21,329)	(34,694)	(5,700)
				Capital contribution	US$	170,962	-	-

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	36	26	13

96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	2	9	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	-	15	40
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(63)	-	-
					USD	-	-	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided of passenger transport	BRL	4	12	13
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(23,110)	(6,387)	(4,736)
				Services provided by aircraft lease	US$	-	-	22,215
				Interlineal provided service	US$	37,855	6,283	3,141
				Services provided of handling	US$	692	1,493	1,246
				Services received miles	US$	(4,974)	-	-
				Compensation for early return of aircraft	US$	-	-	9,240
				Services provided / received others	US$	(434)	(963)	1,160
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(111,706)	(11,768)	(4,160)
				Interlineal provided service	US$	102,580	7,695	4,357
				Loans received (*)	US$	(233,008)	-	-
				Interest received (*)	US$	(10,374)	-	-
				Capital contribution	US$	163,979	-	-
				Services provided of handling	US$	(4,340)	-	-
				Engine sale	US$	19,405	-	-
				Services provided maintenance	US$	-	(59)	3,310
				Services provided / received others	US$	(1,893)	(318)	30
Foreign	QA Investments Ltd	Common shareholder	U.K.	Loans received (*)	US$	(240,440)	(44,266)	(125,016)
				Interest received (*)	US$	(26,153)	(43,367)	(7,125)
				Capital contribution	US$	163,979	-	-
Foreign	QA Investments 2 Ltd	Common shareholder	U.K.	Loans received (*)	US$	(7,414)	(44,266)	(125,016)
				Interest received (*)	US$	(15,780)	(43,367)	(7,125)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	Loans received (*)	US$	(57,928)	(8,853)	(25,003)
				Interest received (*)	US$	(5,332)	(8,673)	(1,425)

(*)	Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Remuneration	10,651	9,981	8,395
Board compensation	1,109	1,016	257
Non-monetary benefits	565	501	1,719
Short-term benefits	11,814	16,639	13,624
Termination benefits (*)	1,157	513	4,539
Total	25,296	28,650	28,534

(*)	Includes termination benefits ThUS $ 1,157 related to the reorganization within the framework of Chapter 11 and classified as expenses of restructuring activities, for the 12 months ended December 31, 2022. (Note 26 d).

NOTE 33 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which runs from October 2020 and lasts until March 2023, where the percentage that is collected is annual and cumulative. The methodology is based on the allocation of a quantity of units where the goal is the achievement of a specified share price.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan has not yet been provisioned due to the fact that the share price required for collection is below the initial target.

NOTE 34 - STATEMENT OF CASH FLOWS

(a) The Company has carried out the following non-monetary transactions mainly related for:

a.1.) Proceeds from the issuance of shares:

Detail	THUS$
Issuance of shares	800,000
Issuance costs	(80,000)
DIP Junior offset	(170,962)
Total cash flow	549,038

From the total capital increase for ThUS$800,000, ThUS$549,038 were cash Inflows presented in Financing Activities. ThUS$170,962 were offset against a portion of the Junior DIP maintained with the shareholder Inversiones Costa Verde Ltda. y CPA Additionally, there were ThUS$80,000 deducted related to equity issuance cost, that are presented within Other sundry reserves of equity.

a.2.) Amount from the issuance of other equity instruments:

	Convertible	Convertible
Detail	Notes H	Notes I	Total
	ThUS$	ThUS$	ThUS$
Fair Value (see note 24)	1,372,837	4,097,788	5,470,625
Use for settement of claim	-	(828,581)	(828,581)
Issuance costs	(24,812)	(705,467)	(730,279)
DIP Junior offset	(327,957)	(381,018)	(708,975)
Cash inflow	1,020,068	2,182,722	3,202,790

The payment of DIP Junior offset is related to payment of the Junior Dip through the issues of the Convertible Notes subscribed for the shareholders Delta Air Lines, Inc and QA Investment Ltd. ThUS$327,957 and of the other creditor for Th$381.018.

a.3.) As a result of the exit from Chapter 11, in relation to trade accounts payable and other accounts payable, the conversion into shares for Bonds G and I was carried out, for a total of ThUS$3,610,470 and a decrease in said item with effect in result which is included in Earning (Loss) from restructuring activities for ThUS$ 2,550,306 (see note 26d) and with effect in results in financial income for ThUS$ 420,436 (see note 26e).

a.4.) As a result of the exit from Chapter 11, the Other financial liabilities item decreased its balance by ThUS$ 2,673,256, which is detailed in letter, d). The break down of this decrease corresponds mainly to ThUS$ 491,326 (see note 26e), ThUS$ 354,249 (decrease with effect in Property, plant and equipment, mainly related to the effect of rate change), ThUS$ 381,018 related to the compensation of the debt with the effect of increasing Capital, ThUS$1,443,066 associated with the conversion of debt into shares and other minor effects of ThUS$3,596.

(b) Other inflows (outflows) of cash:

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Fuel hedge	35,857	14,269	(46,579)
Hedging margin guarantees	(40,207)	(4,900)	14,962
Tax paid on bank transactions	(2,134)	(2,530)	(1,261)
Fuel derivatives premiums	(23,372)	(17,077)	(3,949)
Bank commissions, taxes paid and other	(5,441)	(21,287)	(5,828)
Guarantees	(47,384)	(39,728)	(44,280)
Court deposits	(20,661)	(16,323)	38,528
Delta Air Lines Inc. Compensation	-	-	62,000
Funds delivered as restricted advances	(26,918)	-	-
Total Other inflows (outflows) Operation flow	(130,260)	(87,576)	13,593
Tax paid on bank transactions	-	(425)	(2,192)
Guarantee deposit received from the sale of aircraft	6,300	18,900	-
Total Other inflows (outflows) Investment flow	6,300	18,475	(2,192)
Settlement of derivative contracts	-	-	(107,788)
Funds delivered as restricted advances	(313,090)	-	-
Payments of claims associated with the debt	(21,924)	-	-
RCF guarantee placement	(7,500)	-	-
Debt-related legal advice	(87,993)	(11,034)	-
Debt Issuance Cost - Stamp Tax	(33,259)	-	-
Total Other inflows (outflows) Financing flow	(463,766)	(11,034)	(107,788)

(c) Dividends:

As of December 31, 2022 and 2021, there were no disbursements associated with this concept.

(d) Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
	As of	Obtainment	Payment			Extinguishment	Interest		As of
	December 31, 2021	Capital (*)	Capital (**)	Interests	Transaction cost	of debt under Chapter 11	accrued and others	Reclassifications	December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	159,161	-	-	-	-	(161,975)	2,814	-	-
Bank loans	521,838	982,425	(36,466)	(10,420)	-	(196,619)	128,077	(2,840)	1,385,995
Guaranteed obligations	510,535	-	(18,136)	(13,253)	(25)	-	13,882	(167,942)	325,061
Other guaranteed obligations	2,725,422	3,658,690	(5,408,540)	(391,639)	(91,247)	(381,018)	339,475	23,161	474,304
Obligation with the public	2,253,198	1,109,750	(1,501,739)	(17,499)	-	(843,950)	148,703	141,336	1,289,799
Financial leases	1,189,182	-	(270,734)	(34,201)	-	(37,630)	37,211	204,411	1,088,239
Other loans	76,508	1,467,035	(1,523,798)	(5,628)	3,281	(56,176)	40,806	-	2,028
Lease liability	2,960,638	-	(131,917)	(49,075)	(2)	(995,888)	492,592	(59,893)	2,216,454
Total Obligations with financial institutions	10,396,482	7,217,900	(8,891,330)	(521,715)	(87,993)	(2,673,256)	1,203,560	138,233	6,781,880

		Cash flows				Non cash-Flow Movements
	As of	Obtainment	Payment			Interest			As of
	December 31, 2020	Capital (*)	Capital (**)	Interests	Transaction cost	accrued and others		Reclassifications	December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	151,701	-	-	-	-	7,460		-	159,161
Bank loans	525,273	-	-	(546)	-	(2,889)		-	521,838
Guaranteed obligations	1,318,856	-	(14,605)	(17,405)	-	(513,276	)(***)	(263,035)	510,535
Other guaranteed obligations	1,939,116	661,609	(26,991)	(28,510)	-	135,405		44,793	2,725,422
Obligation with the public	2,183,407	-	-	-	-	69,791		-	2,253,198
Financial leases	1,614,501	-	(421,452)	(40,392)	-	(181,717)		218,242	1,189,182
Other loans	-	-	-	-	-	76,508		-	76,508
Lease liability	3,121,006	-	(103,366)	(17,768)	-	(39,234)		-	2,960,638
Total Obligations with financial institutions	10,853,860	661,609	(566,414)	(104,621)	-	(447,952)		-	10,396,482

		Cash flows				Non cash-Flow Movements
	As of	Obtainment	Payment			Interest			As of
	December 31, 2019	Capital	Capital	Interests	Transaction cost	accrued and others		Reclassifications	December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	341,475	165,000	(359,000)	(4,140)	-	8,366		-	151,701
Bank loans	217,255	265,627	(4,870)	(2,397)	-	49,658		-	525,273
Guaranteed obligations	2,157,327	192,972	(48,576)	(21,163)	-	(823,984	)(***)	(137,720)	1,318,856
Other guaranteed obligations	580,432	1,361,881	(42,721)	(27,744)	-	67,268		-	1,939,116
Obligation with the public	2,064,934	-	(774)	(55,613)	-	174,860		-	2,183,407
Financial leases	1,730,843	-	(236,744)	(52,155)	-	34,837		137,720	1,614,501
Other loans	101,261	-	(101,026)	(1,151)	-	916		-	-
Lease liability	3,172,157	-	(122,063)	(46,055)	-	116,967		-	3,121,006
Total Obligations with financial institutions	10,365,684	1,985,480	(915,774)	(210,418)	-	(371,112)		-	10,853,860

During 2022, at the time of the subscription of Note H, the fair value of the liability component amounted to ThUS$102,031. As of December 31, 2022, the liability component was converted into equity (see note 24(e.2)).

(*)	As of December 31, 2022, the Company obtained ThUS$2,361,875 amounts from long-term loans and ThUS$4,856,025 (ThUS$661,609 in 2021) amounts from short-term loans, totaling ThUS$7,217,900.

(**)	As of December 31, 2022, loan repayments ThUS$8,759,413 and payments of lease liabilities ThUS$131,917 disclosed in flows from financing activities and as of December 31, 2021, loan repayments ThUS$463,048 and liability payments for leases ThUS$103,366 disclosed in flows from financing activities.

(***)	As of December 31, 2021, Accrued interest and others, includes ThUS$458,642 (ThUS$ 891,407 as of December 31, 2020), associated with the rejection of fleet contracts.

Below are the details obtained (payments) of flows related to financing:

	For the exercises of December 31
	2022			2021
	Capital	Payments		Capital	Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft financing	-	(331,292)	(52,088)	-	(463,048)	(63,763)
Lease liability	-	(131,917)	(49,075)	-	(103,366)	(17,768)
Non-aircraft financing	7,217,900	(8,428,121)	(420,553)	661,609	-	(23,090)
Total obligations with Financial institutions	7,217,900	(8,891,330)	(521,716)	661,609	(566,414)	(104,621)

(e) Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Increases (payments)	(23,118)	(9,858)	(31,803)
Recoveries	43,902	-	8,157
Total cash flows	20,784	(9,858)	(23,646)

The Company has revised its consolidated statement of cash flows for the year ended December 31, 2021 to correct the classification of cash flows related to property, plant and equipment additions. This correction resulted in an increase in net cash used in investing activities of ThUS$9,858 and a decrease in cash used in operating activities in the same amount.

(f) Additions of property, plant and equipment and Intangibles

	For the period ended
	At December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equiment	780,538	597,103	324,264
Additions associated with maintenance	486,231	302,858	173,740
Other additions	294,307	294,245	150,524
Purchases of intangible assets	50,116	88,518	75,433
Other additions	50,116	88,518	75,433

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	December 31,
	2022	2021
	ThUS$	ThUS$
Net cash flows from (used in) operating activities	(36,701)	(65,901)
Net cash flows from (used in) investment activities	(146)	17,223
Net cash flows from (used in) financing activities	7,703	-
Effects of variation in the exchange rate on cash and cash equivalents	29,144	48,678
Net increase (decrease) in cash and cash equivalents	-	-

(h) Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$149,142 (ThUS$163,717 as of December 31, 2021 and ThUS$65,960 as of December 31, 2020).

(i) Payments of loans to related entities

For the period ended
December 31,
2022
ThUS$
Delta Air Lines, Inc.	(78,947)
Qatar Airways	(78,947)
Costa Verde Aeronautica S.A.	(257,533)
Lozuy S.A.	(107,122)
QA Invesments Ltd	(242,967)
QA Invesments 2 Ltd	(242,967)
Payments of loans to related entities	(1,008,483)

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A)	On February 10, 2023, the airline Fast Colombia S.A.S. ("Viva Air Colombia") announced that it began in Colombia a business recovery process (PRE), an extrajudicial process regulated in Decreto 560 of 2020. Subsequently, on February 14, 2023, LATAM Airlines Colombia, a subsidiary of LATAM Airlines Group S.A., expressed its interest in initiating negotiations to acquire Viva Air Colombia. The transaction is subject to a financial analysis, an eventual agreement between the parties and the corresponding regulatory approvals. To date, LATAM has not submitted any purchase proposal to Viva Air Colombia or its controlling shareholders. On February 27, 2023, Viva Air Colombia announced the suspension of its operations with immediate effect.

B)	On March 2, 2023, an agreement was signed to receive under operational lease 4 aircraft of the Boeing 787 family, whose deliveries will be during 2025.

C)	After December 31, 2022, and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

D)	The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2022, have been approved in the Extraordinary Session of the Board of Directors on March 9, 2023.

NOTE 36 - PARENT COMPANY FINANCIAL INFORMATION

In accordance with the requirements of SEC Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information for the financial position, changes in financial position and results of operations and cash flows of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2021 due to Chapter 11 some subsidiaries are restricted to transfer dividends to the Parent Company.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements and include the investment in subsidiaries accounted for using the equity method.

ASSETS

	As of	As of
	December 31,	December 31,
	2022	2021
		ThUS$

Cash and cash equivalents
Cash and cash equivalents	632,826	549,766
Other financial assets	155,093	78,706
Other non-financial assets	59,828	38,557
Trade and other accounts receivable	380,204	400,540
Accounts receivable from related entities	3,090,910	933,853
Inventories	206,690	121,949
Current tax assets	357	4,846
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,525,908	2,128,217
Non-current assets (or disposal groups) classified as held for sale	61,979	161,347
Total current assets	4,587,887	2,289,564

Non-current assets
Other financial assets	6,086	8,804
Investments accounted for using the equity method	8,041,156	8,065,391
Other non-financial assets	8,636	12,344
Accounts receivable	10,900	10,551
Accounts receivable from related entities	33,551	48,008
Intangible assets other than goodwill	228,940	213,822
Property, plant and equipment	7,176,141	7,980,150
Deferred tax assets	-	-
Total non-current assets	15,505,410	16,339,070
Total assets	20,093,297	18,628,634

LIABILITIES AND EQUITY

	As of	As of
	December 31,	December 31,
	2022	2021
	ThUS$	ThUS$

LIABILITIES
Current liabilities
Other financial liabilities	465,310	3,777,465
Trade and other accounts payables	692,841	3,670,381
Accounts payable to related entities	411,898	1,650,246
Other provisions	883	99
Current tax liabilities	-	-
Other non-financial liabilities	1,651,621	1,487,629
Total current liabilities other than (or disposal groups) classified as held for sale	3,222,553	10,585,820
Liabilities included in disposal groups classified as held for sale	-	-
Total current liabilities	3,222,553	10,585,820
Non-current liabilities
Other financial liabilities	5,720,415	4,041,347
Accounts payable	279,245	303,309
Accounts payable to related entities	177,779	177,779
Other provisions	10,175,678	10,045,195
Employee benefits	68,740	33,145
Other non-financial liabilities	418,166	508,943
Total non-current liabilities	16,840,023	15,109,718
Total liabilities	20,062,576	25,695,538
EQUITY
Share capital	13,298,486	3,146,265
Retained earnings/(losses)	(7,501,896)	(8,841,106)
Treasury Shares	(178)	(178)
Other equity	39	-
Other reserves	(5,754,173)	(1,361,529)
Parent’s ownership interest	42,278	(7,056,548)
Non-controlling interest	(11,557)	(10,356)
Total equity	30,721	(7,066,904)
Total liabilities and equity	20,052,794	18,628,634

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Revenue	2,502,673	1,485,841	1,272,077
Cost of sales	(2,628,251)	(1,964,137)	(2,099,716)
Gross margin	(125,578)	(478,296)	(827,639)
Other income	1,013,438	712,997	948,160
Distribution costs	(126,539)	(134,366)	(125,563)
Administrative expenses	(274,358)	(199,409)	(225,557)
Other expenses	(257,558)	(197,737)	(154,582)
Restructuring activities expenses	1,581,372	(2,177,754)	(837,673)
Other gains/(losses)	(272,862)	39,471	(98,790)
Income from operation activities	1,537,915	(2,435,094)	(1,321,644)
Financial income	652,263	8,905	11,812
Financial costs	(743,704)	(579,304)	(410,153)
Share of profit of investments accounted for using the equity method	(115,985)	(1,168,898)	(3,537,259)
Foreign exchange gains/(losses)	11,377	72,888	(66,004)
Result of indexation units	(56)	(799)	-
Income (loss) before taxes	1,341,810	(4,102,302)	(5,323,248)
Income tax expense / benefit	(4,673)	(550,840)	767,713
NET INCOME (LOSS)	1,337,137	(4,653,142)	(4,555,535)

	For the year ended
	December 31,
	2022	2021	2020
	ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	4,110,719	2,046,751	2,240,961
Other cash receipts from operating activities	99,874	38,268	52,192
Payments for operating activities
Payments to suppliers for goods and services	(4,127,400)	(2,075,236)	(1,713,223)
Payments to and on behalf of employees	(320,849)	(295,030)	(298,370)
Other payments for operating activities	(65,019)	(29,363)	(27,757)
Interest received	-	-	-
Income taxes (paid)	(647)	(898)	(2,764)
Other cash inflows (outflows)	(55,495)	(37,992)	61,532
Net cash flows from operating activities	(358,817)	(353,500)	312,571
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses	-	752	-
Cash flows used to obtain control of subsidiaries or other businesses	-	(12,375)	(349,125)
Other cash receipts from sales of equity or debt instruments of other entities	-	-	30,439
Other payments to acquire equity or debt instruments of other entities	-	-	(27,199)
Amounts raised from sale of property, plant and equipment	56,378	105,000	75,566
Purchases of property, plant and equipment	(705,993)	(584,289)	(163,022)
Purchases of intangible assets	(48,458)	(85,449)	(70,363)
Interest received	6,974	1,644	3,235
Other cash inflows (outflows)	6,300	18,900	-
Net cash flow (used in) investing activities	(684,799)	(555,817)	(500,469)
Cash flows from financing activities
Proceeds from the issuance of shares	549,038	-	-
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	-	(3,225)
Amounts from the issuance of other equity instruments	3,202,790	-	-
Amounts raised from long-term loans	2,361,875	1,665	1,361,807
Amounts raised from short-term loans	4,856,025	661,609	296,267
Loans from Related Entities	770,522	130,102	373,125
Loans repayments	(8,836,572)	(135,837)	(749,258)
Payments of loans to related entities	(1,008,483)	-	-
Payments of lease liabilities	(116,012)	(391,879)	(90,335)
Dividends paid	-	-	-
Interest paid	(501,539)	(90,585)	(135,859)
Other cash inflows (outflows)	(150,676)	(11,034)	(107,782)
Net cash flows (used in) financing activities	1,126,968	164,041	944,740
Net increase in cash and cash equivalents before effect of exchanges rate change	83,352	(745,276)	756,842
Effects of variation in the exchange rate on cash and cash equivalents	(292)	-	-
Net increase (decrease) in cash and cash equivalents	83,060	(745,276)	756,842
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	549,766	1,295,042	538,200
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	632,826	549,766	1,295,042

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 9, 2023	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín Balza
	Name:	Ramiro Alfonsín Balza
	Title:	LATAM Airlines Group CFO