Form 20-F
period 2023-12-31
LATAM AIRLINES GROUP S.A.
filed 2024-02-22
CIK 1047716

As filed with the Securities and Exchange Commission on February 22, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 604,437,877,587.
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

Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

PRESENTATION OF INFORMATION
Throughout this annual report on Form 20-F, we make numerous references to “LATAM.” Unless the context otherwise requires, references to “LATAM Airlines Group” are to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM,” “we,” “us,” “our,” the “group” or the “Company” are to LATAM Airlines Group S.A. and its consolidated affiliates including: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A, “LATAM Airlines Peru”), LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A., “LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM”), TAM Linhas Aéreas S.A. (“LATAM Airlines Brazil”), Transporte Aéreos del Mercosur S.A. (“LATAM Paraguay”), LAN Cargo S.A. (“LATAM Cargo”) and its two regional affiliates: Linea Aerea Carguera de Colombia S.A. (“LANCO” or “LATAM Cargo Colombia”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA” or LATAM Cargo Brazil”) in Brazil. Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador S.A. and LATAM Airlines Brazil.
LATAM Airlines Argentina continues to be a consolidated affiliate, however, on June 17, 2020, it announced the indefinite cessation of its passenger and cargo operations.
References to “LAN” are to LAN Airlines S.A., currently known as LATAM Airlines Group S.A., and its consolidated affiliates, in connection with circumstances and facts occurring prior to the completion date of the merger between LAN Airlines S.A. and TAM S.A. See “Item 4. Information on the Company-A. History and Development of the Company.”
In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil”, Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).
LATAM Airlines Group and the majority of our affiliates maintain accounting records and prepare financial statements in U.S. dollars. Some of our affiliates, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Argentinean pesos, Colombian pesos or Brazilian real. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian real. Our audited consolidated financial statements include the results of these affiliates translated into U.S. dollars. International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), require assets and liabilities to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date, although a monthly rate may also be used if exchange rates do not vary widely.
In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (the “Central Bank of Chile”) on December 31, 2023, which was Ch$877.12 = US$1.00. The observed exchange rate on January 31, 2024, was Ch$932.26 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2023, which was R$4.8413 = US$1.00. The observed exchange rate on January 31, 2024, was R$4.9535 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real. Unless we indicate otherwise, the Chilean peso equivalent for information in UF used in this annual report and in our audited consolidated financial statements is based on the UF rate published by Central Bank of Chile on December 31, 2023, which was Ch$36,789.36 = UF1.00 or US$41.94 = UF1.00 (based on an exchange rate of Ch$877.12 = US$1.00).

v

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
LATAM’s audited consolidated financial statements for the periods ended December 31, 2021, 2022 and 2023 were prepared in accordance with IFRS Accounting Standards.
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

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe”, “forecast” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:
•conflicting interests among our major shareholders;
•the factors described in “Item 3. Key Information-Risk Factors”;
•our ability to service our debt and fund our working capital requirements;
•future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;
•maintenance of our customer relationships due to potential changes in customers’ perception of the company, our brands and services in the future;
•the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;
•the effects of competition in the airline industry;
•future terrorist incidents, cyberattacks or related activities affecting the airline industry;
•future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;
•natural disasters affecting travel behavior and/or exports;
•the relative value of the Chilean peso and other Latin American currencies compared to other world currencies;
•the impact of geopolitical risk on the price of fuel, exchange rates, and demand for travel;
•inflation;
•competitive pressures on pricing;
•our capital expenditure plans;
•changes in labor costs, maintenance costs and insurance premiums;
•fluctuation of crude oil prices and its effect on fuel costs;
•cyclical and seasonal fluctuations in our operating results;
•defects or mechanical problems with our aircraft;
•problems with suppliers of aircraft, aircraft engines and engine parts;
•our ability to successfully implement our growth strategy;
•increases in interest rates; and
•changes in regulations, including regulations related to access to routes in which the group operates and environmental regulations.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information, future events or otherwise. You should also read carefully the risk factors described in “Item 3. Key Information-Risk Factors.”

GLOSSARY OF TERMS
The following terms, as used in this annual report, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA or LATAM Cargo Brazil”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO” or "LATAM Cargo Colombia"	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Brazil”	TAM Linhas Aéreas S.A., incorporated in Brazil.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Paraguay”	Transporte Aéreos del Mercosur S.A., incorporated in Paraguay.

“LATAM Airlines Colombia”	Aerovías de Integración Regional S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A.), incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A.), incorporated in Perú.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

“traffic revenue”	Revenue from passenger and cargo operations.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

“utilization rates”	The actual number of service hours per aircraft per operating day.

“operating expenses”	Operating expenses, which are calculated in accordance with IFRS Accounting Standards, comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other operating expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.

“MiSchDynamicDT”	Market Intelligence Schedule Dynamic Table.

“Diio Mi”	Data In Intelligence Out Market Intelligence.

“CO2”	Carbon Dioxide Gas
x

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3 KEY INFORMATION
A.Reserved
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
The following risk factors, and those important risk factors described in other reports we submit to or file with the Securities and Exchange Commission (“SEC”), could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf.

In order to assess the risks outlined in the risk factors, we have a comprehensive risk model that encompasses various aspects of our business and it is reviewed quarterly. This risk model serves as a framework to identify, assess, and mitigate potential risks that may impact our organization. We understand that risk landscapes evolve, and therefore, we conduct continuous reviews of our risk model to ensure its relevance and effectiveness in addressing emerging risks.

In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical for investments in the shares of U.S. companies. Prior to making an investment decision, you should carefully consider all of the information contained in this document, including those described below.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Relating to our Business
•High levels of competition in the airline industry and the consolidation or mergers of competitors in the markets in which the group operates, may adversely affect the level of operations.
•Some of our competitors may receive external support, which could adversely impact our competitive position.
•The group’s business and results of operations may be adversely affected if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.
•It cannot be assured that in the future we will have access to adequate facilities and landing rights necessary to achieve our expansion plans.
•The group depends on strategic alliances or commercial relationships in many different countries, and the business may suffer if any of our strategic alliances or commercial relationships terminates.
•A failure to successfully implement the group’s strategy or a failure to adjust such strategy to the current economic situation would harm the group’s business and the market value of our ADSs and common shares.
•LATAM may experience difficulty finding, training and retaining employees, which can lead to increased costs and impair our ability to execute strategy and implement operational initiatives.

•If we lose senior management and other key employees and they are not replaced by individuals with comparable skills, or we otherwise fail to maintain our company culture, our business and results of operations could be materially adversely affected.
•Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with unionized employees. Collective action by employees could cause operating disruptions and adversely impact our business.
•We rely on maintaining a high aircraft utilization rate to increase our revenues and absorb our fixed costs, which makes us especially vulnerable to delays.
•Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.
•We are exposed to increases in landing fees and other airport service charges that could adversely affect our margin and competitive position.
•A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.
•An accumulation of ticket refunds could have an adverse effect on our financial results.
•If we are unable to incorporate leased aircraft into the fleet at acceptable rates and terms in the future, our business could be adversely affected.
•Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.
•Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.
•We face reputational risks related to the use of social media.

Safety & Operational Risks
•We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM flies and depends on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.
•Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.
•Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.
•Prolonged technical and operational issues with the airport infrastructure in cities where we have a significant presence may have a material adverse effect on our operations.
•Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.
•The impacts of a pandemic and the efforts to mitigate the spread of a virus may adversely impact the group’s business, operations and financial results.
•Disruptions or security breaches of our information technology infrastructure or systems could interfere with the operations, compromise passenger or employee information, and expose us to liability, which may adversely affect our business and reputation.

Risks Relating to the Airline Industry and the Countries in Which We Operate
•Because our performance is heavily dependent on economic conditions in the countries in which the group does business, negative economic conditions in those countries could adversely impact the group’s business and results of operations and cause the market price of our common shares and ADSs to decrease.
•Latin American governments have exercised and continue to exercise significant influence over their economies.
•Political instability and social unrest in Latin America may adversely affect our business.

•Because our business relies extensively on third-party service providers, failure of these parties to perform as expected, or interruptions in our relationships with these providers or in their provision of services to us, could have an adverse effect on our financial position and results of operations.
•Our financial results are exposed to foreign currency fluctuations.

Environmental and Regulatory Risks
•Our reputation and brand could be adversely impacted if we fail to make progress towards achieving our environmental sustainability and diversity, equity and inclusion goals.Our operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.
•Our business may be adversely affected by the consequences of climate change.
•The business is highly regulated and changes in the regulatory environment in the different countries may adversely affect our business and results of operations.
•We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, the United States and in the various other countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.
•We are subject to risks relating to litigation and administrative proceedings that could adversely affect the business and financial performance in the event of an unfavorable ruling.
•Rapid technological advancements and digitalization could generate risks in implementation and regulatory control.
•Our reputation and brand could be adversely impacted if we fail to make progress towards achieving our environmental sustainability and diversity, equity and inclusion goals.

Risks Related to our Indebtedness
•We have substantial liquidity needs and continue to pursue various financing options. Our business may be adversely affected if we are unable to service our debt or meet our future financing requirements.
•We have significant exposure to SOFR and other floating interest rates; increases in interest rates will increase our financing cost and may have adverse effects on our financial condition and results of operations.
•Our debt agreements contain various affirmative, negative and financial covenants, which could limit our ability to conduct our business. A breach of certain negative covenants could also trigger an event of default and acceleration of our indebtedness.

Risks Relating to our Common shares and ADRs
•Our major shareholders may have interests that differ from those of ADRs holders.
•Holders of ADRs may be adversely affected by the substantial dilution of the shares represented by ADRs.
•Trading of our ADSs and common shares in the securities markets is limited and could experience further illiquidity and price volatility.
•Holders of ADRs may be adversely affected by currency devaluations and foreign exchange fluctuations.
•Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares.
•Our ADS holders may not be able to exercise preemptive rights in certain circumstances.
•We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

Risks Relating to our Business

High levels of competition in the airline industry and the consolidation or mergers of competitors in the markets in which the group operates, may adversely affect the level of operations.

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which the group operates, and the potential implementation of aggressive pricing strategies by competitors. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—Business Overview—Passenger Operations-International Passenger Operations” and “Item 4. Information of the Company—Business Overview—Passenger Operations—Business Model for Domestic Operations”.

Low-cost carriers have an important impact on the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price sensitive customers to fly or to shift from legacy carriers to low cost carriers. In past years we have seen more interest in the development of the low-cost model throughout Latin America. For example, Sky Airline and JetSmart are main competitors in the Chilean and Peruvian markets and both have low-cost business models. Moreover, the COVID-19 pandemic has prompted changes in business models, with Avianca transitioning to a low-cost model. Additionally, some of these airlines have pursued strategies of consolidation through alliances or mergers with legacy carriers. Examples include the creation of Abra Group (Avianca and Gol) and the recent approval by relevant authorities for American Airlines to acquire a minority stake in JetSmart.

In the Cargo business, companies such as Maersk, CMA CGM and MSC have begun to compete in air transportation, in part due to the COVID-19 pandemic and the scarcity of containers; CMA CGM and Air France-KLM airlines agreed to share cargo space in their airplanes; and American Airlines Cargo and Web Cargo have partnered to increase their destinations. These consolidations, mergers or new alliances might continue to appear, increasing the concentration and levels of competition.

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

International strategic growth plans rely, in part, upon receipt of regulatory approvals of the countries in which we plan to expand our operations with joint business agreements. The group may not be able to obtain those approvals, while other competitors might be approved. Accordingly, we might not be able to compete for the same routes as our competitors, which could diminish our market share and adversely impact our financial results. No assurances can be given as to any benefits, if any, that we may derive from such agreements.

Some of our competitors may receive external support, which could adversely impact our competitive position.

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place the group at a competitive disadvantage and adversely affect operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized. Additionally, during the COVID-19 pandemic, some competitors on long-haul routes (such as American Airlines, Delta Airlines, Southwest, United and Airfrance-KLM) received government support. This support could place us at a competitive disadvantage and adversely affect our business, financial condition and results of operations

The group’s business and results of operations may be adversely affected if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

LATAM’s business depends upon our access to key routes and airports. Bilateral aviation agreements between countries, open skies laws and local aviation approvals frequently involve political and other considerations outside of our control. The group’s operations could be constrained by any delay or inability to gain access to key routes or airports, including:

•limitations on our ability to transport more passengers;
•the imposition of flight capacity restrictions;

•the inability to secure or maintain route rights in local markets or under bilateral agreements; or
•the inability to maintain our existing slots and obtain additional slots.

The group operates numerous international routes subject to bilateral agreements, as well as domestic flights within Chile, Peru, Brazil, Ecuador and Colombia, subject to local route and airport access approvals. See “Item 4. Information on the Company—Business Overview—Regulation.”

There can be no assurance that existing bilateral agreements with the countries in which the group’s companies are based and permits from foreign governments will continue to be in effect. A modification, suspension or revocation of one or more bilateral agreements could have a material adverse effect on our business, financial condition and results of operations. The suspension of our permission to operate at certain airports, destinations or slots, or the imposition of other sanctions could also have a material adverse effect on our business. A change in the administration of current laws and regulations or the adoption of new laws and regulations in any of the countries in which the group operates that restrict our routes, airports or other access may have a material adverse effect on our business, financial condition and results of operations.

It cannot be assured that in the future we will have access to adequate facilities and landing rights necessary to achieve our expansion plans.

Certain airports that we currently serve or plan to serve in the future may have capacity constraints and impose various restrictions. These restrictions include limitations on takeoff and landing slots during specific periods of the day and restrictions on aircraft noise levels. We cannot guarantee that our group will be able to secure an adequate number of slots, gates, and other facilities at airports to expand our services in line with our growth strategy. Additionally, airports that are currently not subject to capacity constraints may face such constraints in the future.

Furthermore, airlines must use their slots regularly and promptly, or they risk losing them to other carriers. If slots or other airport resources are unavailable or restricted in any way, we may need to modify schedules, alter routes, or reduce aircraft utilization. It is also possible that aviation authorities in the countries where our group operates may change the rules for assigning takeoff and landing slots. An example of this is the São Paulo airport (Congonhas), where slots previously operated by Avianca Brazil were reassigned primarily to Azul in 2019, after the Agência Nacional de Aviação Civil in Brazil (ANAC) approved new rules for slot distribution. Likewise, on June 7, 2022, ANAC passed Resolution No. 682, by which the ANAC approved new regulation for airport coordination and defined the rules for allocating and monitoring the use of airport infrastructure through the use of slots (e.g., coordination of arrival and departure times) at coordinated airports. It also updated the parameters applicable to the airports of Congonhas, Guarulhos (Governador André Franco Montoro International Airport), Rio de Janeiro (Santos Dumont Airport), Recife (Gilberto Freyre International Airport) and Pampulha (Carlos Drummond de Andrade Airport). The occurrence of any of these scenarios involving LATAM operations could have a negative financial impact on our business.

Moreover, we cannot guarantee that airports without current restrictions will not implement restrictions in the future, or that existing restrictions will not become more burdensome. These restrictions may limit our ability to continue providing services or expanding our operations at these airports.

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

We have developed a strategic plan with the goal of becoming one of the most admired airlines in the world and renewing our commitment to sustained profitability and superior returns to shareholders. Our strategy requires us to identify value propositions that are attractive to our clients, to find efficiencies in our daily operations, and to transform ourselves into a stronger and more risk-resilient company. A tenet of our strategic plan is the continuing adoption of a new travel model for domestic and international services to address the changing dynamics of customers and the industry, and to increase our competitiveness. The new travel model is based on passenger segmentation and fare unbundling, allowing air travel to be accessible to a wider audience and, with a special focus on those who wish to fly more frequently and those seeking a premium service. This model requires continued cost reduction efforts and increasing revenues from ancillary activities. In connection with these efforts, the group continues to implement a series of initiatives to reduce cost per ASK in all its operations as well as developing new ancillary revenue initiatives.

Difficulties in implementing our strategy may adversely affect the group’s business, results of operation and the market value of our ADSs and common shares.

LATAM may experience difficulty finding, training and retaining employees, which can lead to increased costs and impair our ability to execute strategy and implement operational initiatives.

The airline industry is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel, such as specialized technology personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians, which has somewhat intensified during the recovery phase of air traffic following the peak of the pandemic. Should turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. LATAM cannot assure that it will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that are needed to continue the current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect the business, financial condition, and results of operations. A loss of key personnel or material erosion of employee morale could impair the ability to execute strategy and implement operational initiatives, thereby adversely affecting the group.

If we lose senior management and other key employees and they are not replaced by individuals with comparable skills, or we otherwise fail to maintain our company culture, our business and results of operations could be materially adversely affected.

We are dependent on the experience and industry knowledge of our officers and other key employees to design and execute our business plans. If we experience a substantial turnover in our leadership and other key employees and we are not able to replace these persons with individuals with comparable skills, or we otherwise fail to maintain our company culture, our performance could be materially adversely impacted. Furthermore, we may be unable to attract and retain additional qualified senior management and other key personnel as needed in the future.

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with unionized employees. Collective action by employees could cause operating disruptions and adversely impact our business.

As of December 31, 2023, approximately 45% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and where we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—Employees—Labor Relations.”

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

On October 6, 2023, the unionized air traffic controllers affiliated with the Chilean College of Air Traffic Controllers (Colegio de Controladores de Tránsito Aéreo, ATC) held a partial nationwide strike to demand several concessions from national authorities. The strike lasted 2 days and affected only domestic flights at Arturo Merino Benitez Airport in Chile.

On October 3, 2023 airport employees at Governador André Franco Montoro International Airport, in Guarulhos, Brazil, protested against the ban on the use of cell phones in loading and unloading areas during working hours. This event caused delays in LATAM Airlines Brazil’s domestic flights which also impacted on the group’s international operations. However, this event lasted 2 days, after which we took mitigation actions (such as changes of date, flight, rerouting and destinations) to regularize our operations.

Although LATAM has established protocols to contain these type of situations, there is no guarantee that we will be able to reach a mutually beneficial agreement in the event of any future disagreements with our employees and unions.

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

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 37.2% of our total costs of sales in 2023. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries. Any future fuel supply shortage (for example, as a result of production curtailments by the Organization of the Petroleum Exporting Countries, or “OPEC”), a disruption of oil imports, supply disruptions resulting from severe weather or natural disasters, labor actions such as the 2018 trucking strike in Brazil, the continued unrest in the Middle East, the conflict in Ukraine or other events could result in higher fuel prices or reductions in scheduled airline services. We cannot ensure that we would be able to offset any increases in the price of fuel. In addition, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margins and competitive position.

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

The group’s cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, shell fish and fruit from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Events that adversely affect the production, trade or demand for these goods may adversely affect the volume of goods that are transported and may have a significant impact on the results of operations. Future trade protection measures by or against the countries for which we provide cargo services may have an impact on cargo traffic volumes and adversely affect our financial results. Some of the cargo products are sensitive to foreign exchange rates and, therefore, traffic volumes could be impacted by the appreciation or depreciation of local currencies.

An accumulation of ticket refunds could have an adverse effect on our financial results.

If the group is required to pay out a substantial amount of ticket refunds in cash, this could have an adverse effect on our financial results or liquidity position. Furthermore, LATAM has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of LATAM’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that LATAM maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which LATAM has not yet provided the service (i.e., air transportation). Such financial institutions may require cash or other collateral reserves to be established or withholding of payments related to receivables to be collected, including if LATAM does not maintain certain minimum levels of unrestricted cash, cash equivalents and short-term investments. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

If we are unable to incorporate leased aircraft into the fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of the aircraft fleet is subject to long-term leases. The leases typically run from 3 to 12 years from the date of execution. We may face more competition for, or a limited supply of, leased aircraft, making it difficult to negotiate on competitive terms upon expiration of the current leases or to lease additional capacity required for the targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our capacity and the number of aircraft in the fleet, our profitability could be adversely affected.

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

Labor costs constitute a significant percentage of our total cost of sales (14.9%% in 2023) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

We face reputational risks related to the use of social media.

LATAM frequently uses social media platforms as marketing tools. These platforms provide LATAM, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding LATAM or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to LATAM’s reputation or business. Further, as laws, regulations, and different platforms’ terms of service rapidly evolve to govern the use of social media, the failure by LATAM, its employees or third parties acting on LATAM’s behalf to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the LATAM’s business, financial condition, and results of operations or subject it to fines or other penalties.

Safety & Operational Risks

We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM flies and depends on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During the year 2023, LATAM Airlines Group’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM Airlines has a number of other suppliers, primarily related to aircraft accessories, spare parts, and components, including Pratt & Whitney Canada, MTU Maintenance, Rolls-Royce, General Electric Commercial Aviation Services Ltd., General Electric Celma, General Electric Engines Service, CMF International and Honeywell, among others.

As of December 31, 2023, LATAM Group had a total fleet of 256 Airbus and 77 Boeing aircraft (38 of these aircraft are non-current assets classified as held for sale). Risks relating to Airbus and Boeing include:

•our failure or inability to obtain Airbus or Boeing aircraft, parts or related support services on a timely basis because of high demand, aircraft delivery backlog or other factors;
•the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
•the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus or Boeing aircraft, or requiring time-consuming inspections and maintenance;
•adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident;
•delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus and Boeing or for a third-party provider to deliver this aircraft; or
•the delay, for any reason, to conclude cabin upgrade projects that could result in aircraft unavailability for a certain period of time.

The COVID-19 pandemic and its impact on the aviation industry, along with the subsequent global supply chain challenges faced by manufacturers and distributors, resulted in a widespread shortage of aircraft and delays in scheduled deliveries. Consequently, the waiting period for obtaining new aircraft as well as the time between a new order and its delivery became longer, affecting both Airbus and Boeing, as well as LATAM.

On July 25, 2023, Pratt & Whitney disclosed a powder metal contamination issue affecting PW1100 GTF engines, which power Airbus Neo Family aircraft. Pratt & Whitney also disclosed that they had designed a plan to remove and inspect those engines. As of December 31, 2023, LATAM group reported 31 Airbus Neo family aircraft within its fleet (approximately 9% of the total fleet). The total number of AOG (Aircraft on Ground) affecting LATAM group’s operations is a fraction of this number and will depend on the turnaround time of the shop inspection and engine repair, and the level of cycles that the engines have. While we do not yet know the full impact of these operational disruptions resulting from engine shortages from Pratt & Whitney, potential reduction of air traffic could have an adverse effect on our business, result of operations and financial condition. Our business could also be materially adversely affected if the passengers avoid flying on our aircraft due to an adverse perception of aircraft manufacturing, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or its engines.

The occurrence of any one or more of the above mentioned factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business

Problems with air traffic control systems or other technical failures could interrupt our operations and have a material adverse effect on our business.

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

We are exposed to potential catastrophic losses in the event of an aircraft accident, terrorist incident or any other similar event. There can be no assurance that, as a result of an aircraft accident or significant incident:

•we will not need to increase our insurance coverage;
•our insurance premiums will not increase significantly;
•our insurance coverage will fully cover all of our liabilities; and
•we will not be forced to bear substantial losses.

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even when comprehensively insured, could cause the negative public perception that our operations or aircraft are less safe or reliable than those operated by other airlines, or by other flight operators, which could have a material adverse effect on our business, financial condition and results of operations.

On November 18, 2022, LATAM Airlines Peru reported that during the take-off of flight LA 2213 at Lima’s Jorge Chávez International Airport a fire truck entered the runway while performing an emergency drill and collided with its aircraft. Authorities subsequently confirmed fatalities of three firefighters who were in the fire truck that struck the aircraft. There were no fatalities among the 102 passengers and 6 crew members of the aircraft. According to the final report of the Aviation Accidents Investigation Commission (Comisión de Investigación de Accidentes de Aviación, “CIAA”) issued in September 2023, this chain of events was originated by the airport operator's inadequate planning and coordination, as well as the failure to use the communication and International Civil Aviation Organization (“ICAO”) standardized phraseology. The aircraft damage from this event was covered by LATAM’s insurance policies.

Prolonged technical and operational problems with the airport infrastructure in cities where we have a significant presence may have a material adverse effect on our operations.

Our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos International and Congonhas Airports, Brasilia’s International Airport, Bogota's El Dorado International Airport, and Lima’s Jorge Chavez International Airport.

Santiago’s International Airport opened its new International Terminal, called Terminal 2, at the end of February 2022. The new terminal reduced assisted check-in counters by 50%, which poses a challenge to the airlines as it obligates them to implement self-service models. Additionally, Terminal 1 is currently undergoing a remodeling plan for the national terminal, which is being carried out in two phases (east and west). During the initial phase, LATAM has effectively maintained and concentrated operations in the east sector, utilizing the existing facilities. However, in August 2024, the concessionaire will start with the second phase of the remodeling, and the entire operation of the national terminal will be shifted to the west sector, resulting in significant impact on LATAM’s use of the facilities. The completion of this phase and the entire remodeling project is scheduled to be finalized by August 2025.

Furthermore, due to the previous airport concessions provided by the Chilean government in 2019, there are two airports currently under construction in Chile: Iquique’s Diego Aracena International Airport and Arica’s Chacalluta International Airport, which are both undergoing terminal and platform expansions. These works are expected to be completed by the first half 2024 and they imply a risk of adverse effects to the airports’ operations. In addition, there are three other new concessions in Chile planning to start terminal construction work during 2024 and 2026: Balmaceda Airport, Calama Airport, La Florida International Airport and Presidente Carlos Ibáñez del Campo International Airport.

In Peru, the Jorge Chávez International Airport in Lima has a limited growth capacity on the air side (including the runway and apron, as well as parking spaces), and faces challenges relating to the interior infrastructure of the airport, which is overly crowded. The airport concessionaire is currently in the process of building a second runway and a new terminal to be completed at the end of 2024. Any delay or limitation due to ongoing works could negatively affect our operations, limit our ability to grow and affect our competitiveness in the country and region.

On the other hand, Jaén Airport and Jauja Airport in Perú have experienced significant runway infrastructure issues, resulting in severe operational challenges and flight cancellations. Urgent intervention was requested to the Peruvian government in 2023 to address these needs and rectify these problems, in order to ensure the efficient and safe functioning of air operations.

Brazilian airports, such as the Brasília and São Paulo (Guarulhos) International Airports, have limited the number of takeoff and landing slots per day due to infrastructural limitations. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our ability to maintain our existing slots and obtain additional slots, could materially adversely affect our operations.

In 2022, under the state government airport concession program in Brazil (the “Concession Program”), 15 airports in Brazil were granted under new concessions, 8 of those airports are operated by LATAM, including the Congonhas Airport located at downtown São Paulo. The Concession Program allows for important investments in infrastructure, but it implies a high volume of work to be undertaken simultaneously. Over the next 5 years, 29 of the 55 Airports operated by LATAM in Brazil will undergo infrastructure improvement works, which may generate temporary restrictions and could affect our revenues.

In 2023, after two years of delay due to the COVID-19 pandemic, GRU Airport, the concessionaire of Guarulhos Airport, began the last phase of infrastructure expansion works, including the construction of a new fast exit on the main runway and a new taxiway. In addition, there are plans to build a new pier and expand of the apron, which are expected to be completed by 2025. These developments will facilitate an increase in operations at the country's busiest airport.

While LATAM is closely coordinating with and supporting the airport concessionaires, any delays on the completion of the ongoing remodeling or expansion works of any of the airports indicated above would materially adversely affect our operations.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as epidemics (such as Ebola and Zika) and pandemics (such as the COVID-19 pandemic), terrorist attacks, war or political and social instability. Increasing geopolitical tensions and hostilities in connection with the conflict in Ukraine, and in the Middle East, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel. Situations such as these could have a material impact on the business, financial condition and results of operations.

Following a terrorist attack by Hamas in the Gaza strip on October 7, 2023, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. The Israel conflict and any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect the business, financial condition and results of operations.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timelines of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions or natural disasters outside of our control, some or all of our flights may be canceled or significantly delayed, affecting and disrupting our operations and reducing profitability. For example, in 2022, a LATAM aircraft was severely damaged after flying through stormy weather on approach to Asuncion Airport in Paraguay, and was required to make an emergency landing. Increases in the frequency, severity or duration of thunderstorms, hurricanes, typhoons, floods or other severe weather events, including from changes in the global climate and rising global temperatures, could result in increases in delays and cancellations, turbulence-related injuries and fuel consumption to avoid such weather, any of which could result in loss of revenue and higher costs. For example, in October 2023, there were significant delays and cancellations due to strong weather conditions in Guarulhos airport, Brazil. Likewise, in

February, 2024, forest fires in Chile affecting the Valparaiso Region and La Araucanía Region impacted LATAM’s operations at the Arturo Merino Benitez International Airport and at La Araucanía International Airport, respectively, delaying flights and increasing operational costs derived from certain commercial flexibility measures granted to passengers affected by the fires.

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

The impacts of a pandemic and the efforts to mitigate the spread of a virus may adversely impact the group’s business, operations and financial results.

A pandemic, such as COVID-19, and its variants may negatively affect global economic conditions, disrupt supply chains and negatively affect aircraft manufacturing operations and reduce the availability of aircraft spare parts.

There is a possibility of changes in consumer behavior in the medium and long term as a result of a pandemic and its variants that may generate adverse financial impacts for LATAM. The COVID-19 pandemic and the accompanying fear of widespread outbreaks of communicable diseases materially reduced the demand for and availability of air travel around the world, materially affecting our business, operations and financial performance .

By the end of 2023, our operations in domestic markets were fully recovered, while the international segment is expected to recover during the first quarter of 2024. LATAM corporate segment is close to reaching pre-pandemic RPK levels. Nevertheless, we cannot assure that a new pandemic or any of its variants will not affect the business in the future.

Disruptions or security breaches of our information technology infrastructure or systems could interfere with the operations, compromise passenger or employee information, and expose us to liability, which may adversely affect our business and reputation.

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

Furthermore, in light of the rise of generative Artificial Intelligence technology (AI), generative AI systems have the potential to create deceptive or harmful content, such as deep fakes or fake news, leading to misinformation and manipulation. The misuse or malicious intent of generative AI could pose a threat to our operations and reputation.

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

To date we have not experienced any major incidents related to cybersecurity or our information systems. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation, and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business. See “Item 16K. Cybersecurity.”

Risks Relating to the Airline Industry and the Countries in Which the Group Operates

Because our performance is heavily dependent on economic conditions in the countries in which the group does business, negative economic conditions in those countries could adversely impact the group’s business and results of operations and cause the market price of our common shares and ADSs to decrease.

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

Latin American countries have historically experienced economic instability, including uneven periods of economic growth as well as significant downturns (e.g., periods of severe economic recession, currency devaluation, high inflation, and political instability). Our business has been adversely affected by these factors and global economic recessionary conditions, which include weak economic growth in Chile, recessions in Brazil and Argentina, and poor economic performance in certain emerging market countries in which the group operates.

High interest rates, inflation (in some cases substantial and prolonged), and unemployment rates generally characterize each economy. Because commodities such as agricultural products, minerals, and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices. Investments in the region may also be subject to currency risks, such as restrictions on the flow of money in and out of the country, extreme volatility relative to the U.S. dollar, and devaluation.

Accordingly, our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations in Latin America, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where the group operates.

According to S&P, as of January 31, 2024 long term local currency ratings of the countries where LATAM group operates in South America are as follow: Ecuador B-, Peru BBB+, Colombia BBB-, and Chile A+, all of them with a negative outlook, while Brazil is rated BB with a stable outlook. On the other hand, long term foreign currency ratings of these countries are: Ecuador B-, Peru BBB, Colombia BB+, and Chile A, all of them with a negative outlook, while Brazil is rated BB with a stable outlook.

LATAM cannot ensure that any country will not experience similar adverse developments in the future or that the current or any future administration will maintain business-friendly and open market economic policies or policies that stimulate economic growth and social stability.

Latin American governments have exercised and continue to exercise significant influence over their economies.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies (including tax increases and retroactive tax oversight). For example, the Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, restrictions on remittance, and intervention by the Central Bank to affect base interest rates.

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

For example, in July 2017, Brazilian President Luiz Inácio Lula da Silva was convicted of corruption and money laundering by a lower federal court in the State of Paraná in connection with “Operation Car Wash”. However, the conviction was overturned and his political rights restored by the Brazilian Supreme Court. President Luiz Inácio Lula da Silva ran for office in the presidential election of October 2022 and narrowly defeated President Bolsonaro. Former President Bolsonaro questioned the results of the elections, resulting in protests across the country. Luiz Inácio Lula da Silva was sworn in as president in January 2023. We cannot predict which policies the president Luiz Inácio Lula da Silva may adopt or change during his term in office, or the effect that any such policies might have on our business and on the Brazilian economy.

In Peru, on December 7, 2022, President Pedro Castillo announced the dissolution of the congress and called for new elections to be held immediately, provoking an attempted coup d’état. Subsequently, he was removed from office and arrested. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. Dina Boluarte is the sixth president Peru has had since 2018. None of her five predecessors in office managed to complete the five-year term established by the Constitution and several former presidents are in prison or prosecuted in judicial proceedings.

In October 2019, Chile saw significant protests associated with economic conditions which resulted in the declaration of a state of emergency in several major cities. The protests in Chile began over criticisms about social inequality, lack of quality education, weak pensions, increasing prices and low minimum wage. If social unrest in Chile were to intensify again, it could lead to operational delays or adversely impact our ability to operate in Chile.

Furthermore, current initiatives to address the concerns of the protesters are under discussion in the Chilean Congress. These initiatives include labor reforms, tax reforms and pension reforms, among others. On October 25, 2020, Chile widely approved a referendum to redraft the constitution via constitutional convention. The election for selecting the 155-member constitutional convention took place on May 15 and 16, 2021. On July 4, 2021, the constitutional convention was convened for a nine-month period, with the possibility of a one-time, three-month extension, to present a new constitution. The proposed constitution was finalized on July 4, 2022. On September 4, 2022, a referendum was held, in which the proposed constitution was rejected by a margin of 62% to 38% of voters. On December 12, 2022, Chilean lawmakers announced that they had agreed to a document entitled “Acuerdo por Chile” (Agreement for Chile). This document marked the establishment of a new consensus and served as foundation for redrafting the new proposed constitution. The second proposed constitution was finalized on October 30, 2023. On December 17, 2023, a referendum was held, in which the proposed constitution was rejected by a margin of 55% to 45% of voters.

Chile held presidential elections in December 2021, with left-wing Gabriel Boric winning by a wide margin. Gabriel Boric was sworn in as president in March 2022. There can be no assurance that the recent changes in the Chilean administration, its constitution or any future civil unrest will not adversely affect our business, operating results and financial condition in Chile.

In Ecuador, Guillermo Lasso was elected as President in 2021, for the 2021-2025 period. On May 16, 2023, following the media exposure of the “Encuentro Case”, which revealed the connections between the Lasso government and certain members of the Albanian mafia, the National Assembly initiated an impeachment process against President Lasso, for embezzlement. However, the next day, Guillermo Lasso issued an executive decree (Decreto Ejecutivo 741), which ordered the dissolution of the National Assembly and called for extraordinary presidential and legislative elections to complete the period. On October 15, 2023, Daniel Noboa was elected as an interim president of the Republic of Ecuador for a period of 18 months. He became the youngest president elected by popular vote in the history of the country at thirty-five years of age, and the second youngest president in the country's history.

On January 7, 2024, Adolfo Macias, the leader of a major drug cartel in Ecuador, escaped from prison. This event revealed strong connections between the gangs controlling the prisons in the country and governmental officers, and caused a series of riots and violent attacks across the country, including looting, burning vehicles, shootings, explosions and abductions of police officers and civilians. As a consequence, on January 8, 2024, President Daniel Noboa declared a 60-day state of emergency in an attempt to control gang violence, with the support of the army.

On August 7, 2022, Gustavo Petro, candidate for the left-wing “Pacto Histórico” party, was elected President of Colombia. Although throughout history elected governments (and the Colombian Congress) have pursued free market economic policies, with almost no economic interventions, we cannot predict whether the policies that could be adopted by the administration would have a negative impact on the Colombian economy or our business operations and financial performance. Further, regional elections were held on October 29, 2023, to elect governors for the 32 departments in Colombia as well as mayors and members of the local Administrative boards of the national territory.

On November 19, 2023, Javier Milei was elected president of the Republic of Argentina for a period of four years. Javier Milei is a right-wing politician and economist, who has proposed a comprehensive overhaul of the country’s fiscal and structural policies (among others, to dollarize the economy, privatize state public companies, remove subsidies on public utilities and close the Argentine Central Bank of Argentina). However, we cannot predict if and to what degree such policies will be implemented, nor if our operations or the legal framework under which we operate could be affected.

Although conditions throughout Latin America vary from country to country, our customers’ reactions to developments in Latin America generally may result in a reduction in passenger traffic, which could materially and negatively affect our financial condition and results of operations.

Because our business relies extensively on third-party service providers, failure of these parties to perform as expected, or interruptions in our relationships with these providers or in their provision of services to us, could have an adverse effect on our financial position and results of operations.

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

As of May 1, 2023, LATAM has launched a new distribution channel called “New Distribution Capability” (NDC) by LATAM, which follows the International Air Transport Association’s (IATA) modernized standard language (XML based) to transmit data. This distribution channel is an alternative for travel agencies across all regions where the group operates, to access our content, and be able to shop, book, and manage orders. While this distribution channel mitigates risks of interruption of our services and lowers our dependency on GDS's technology, we cannot assure that the NDC by LATAM will operate without disruptions that may affect our operations..

The failure of any of our third-party service providers to adequately perform their service obligations, or other interruptions of services including those of NDC by LATAM, may reduce our revenues and increase our expenses or prevent us from operating our flights and providing other services to our customers. In addition, our business, financial performance and reputation could be materially harmed if our customers believe that our services are unreliable or unsatisfactory.

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

Changes in Chilean, Brazilian and other governmental economic policies affecting foreign exchange rates could also adversely affect the business, financial condition, results of operations and the return to our shareholders on their common shares or ADSs. We actively manage the Brazilian real to U.S. dollar (R$/US$) exchange rate risk by entering into FX derivative contracts and carrying out internal operations for obtaining natural hedging. For further information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variation in Foreign Exchange Rates.”

Environmental and Regulatory Risks

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

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. In order to comply with this strategy, we have developed sustainability strategies focused on climate change and we have taken different measures, such as the alliance with the Cataruben foundation in Colombia, with the objectives of offsetting CO2 through reducing deforestation and switching to sustainable agriculture practices, amongst others, thus contributing to improve the communities’ life quality and the protection of biodiversity. In addition, we have other initiatives in place such as the promotion of SAF (Sustainable Aviation Fuel) with local governments and the lean fuel program which seeks to improve fuel efficiency. In addition, frameworks such as the Emissions Trading System, both in the EU and UK (“EU-ETS” and “UK-ETS”), are regulations related to the European market, where airlines have a pre-established amount of CO2 emissions for each year, which are then reduced over time, similar to a “cap and trade” system. Airlines must report and verify emissions related to this scheme and surrender the allocated allowances in time in order to comply. Should operations exceed the maximum allocated emissions, airlines must either acquire more from the market or pay the corresponding fee to the authority.

The proliferation of national regulations and taxes on CO2 emissions in the countries that the group has domestic operations, including environmental regulations that the airline industry is facing in Colombia, where limits on offsetting programs were included in the new Tax Reform of 2022, may also affect the cost of operations and the margins.

Our business may be adversely affected by the consequences of climate change.

There are regulatory risks associated with the management of climate change in the short and medium term, due to the fact that, in an effort from different countries to contribute to the fight against climate change, there is a tendency to impose economic instruments such as carbon taxes or emissions trading systems that seek to regulate emissions from different industries, including the aviation industry. These mechanisms seek to discourage the consumption of fossil fuels, through imposing an additional cost. However, in the case of the airline industry, especially in the South American region, there is no viable substitute fuel that would allow the industry to migrate to other types of fuels. The related risks present an opportunity to work hand in hand with the relevant governments to implement public policies allowing for progress in the production of sustainable aviation fuels in the region, thus promoting the migration away from fossil fuels and creating policies and instruments relevant to industries such as aviation, which currently has no substitute fuel available in South

America. In the long term, there are physical risks associated with climate change, including the risk for greater intensity of meteorological phenomena, such as storms, tornados, hurricanes, floods and others, which in turn may pose a risk to infrastructure (destinations, airports) and communities. As a consequence, it may be necessary to modify routes and destinations, which in turn may affect our business and results of operations.

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

Our business, financial condition, results of operations and the price of common shares and ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level in the countries in which the group operates, involving or affecting factors such as:

•interest rates;
•currency fluctuations;
•monetary policies;
•inflation;
•liquidity of capital and lending markets;
•tax and social security policies;
•labor regulations;
•energy and water shortages and rationing; and
•other political, social and economic developments in or affecting Brazil, Chile, Peru, and the United States, among others.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, the United States and in the various other countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

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

We are subject to risks relating to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.

The nature of the business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually have to pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect the business. For further information, see “Item 8. Financial Information—Legal and Arbitration Proceedings” and Note 30 to our audited consolidated financial statements included in this report.

Rapid technological advancements and digitalization could generate risks in implementation and regulatory control.

Globally, there have been large advances in processes of digitization and technological innovation. These new technologies could generate new risks in their implementation that could impact us directly or indirectly. As an example, at the beginning of 2022, the implementation of 5G in the United States had a temporary impact on operations at certain airports and generated a review by the Federal Aviation Administration (“FAA”) on the specific requirements for its implementation. Additionally, during the course of 2023, while the widespread adoption and growth of Generative Artificial Intelligence systems demonstrated significant innovation and advancement in our operations, they could present certain risks that would likely require a regulatory framework to effectively address them. While LATAM is working on internal policies to regulate the use of these technologies, all processes of digitization and technological innovation may be exposed to risks, or may need to adjust to comply with future regulatory frameworks.

Similarly, the rapidly increasing technological transformation may advance faster than the review and control capacity of the authorities and the knowledge about the effects of their possible impacts, which could affect us directly or indirectly in ways we cannot foresee.

Our reputation and brand could be adversely impacted if we fail to make progress towards achieving our environmental sustainability and diversity, equity and inclusion goals.

Our reputation and brand could also be adversely impacted by, among other things, failure to make progress toward and achieve our environmental sustainability and diversity, equity and inclusion goals, as well as public pressure from investors or policy groups to change our policies or negative public perception of the environmental impact of air travel. For example, we have established ambitious goals to reduce our carbon emissions, with the long-term goal to be carbon neutral by 2050. Achieving these ambitious goals will require significant capital investment from manufacturers and other stakeholders, as we are unable to achieve these goals using our existing fleet, current technologies and available fuel sources. We are continuing to develop our climate strategy and transition plan; however, our ability to execute on such a plan is subject to substantial risks and uncertainties, as it is dependent on the actions of governments and third parties and will require, among other things, significant capital investment, including from third parties, research and development from manufacturers and other stakeholders, along with government policies and incentives to reduce the cost, and incent production of technologies that are not available at scale. Significant damage to our reputation and brand could have a material adverse effect on our business and financial results, including as a result of litigation related to any of these matters.

Risks Related to Our Indebtedness

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

In addition, a substantial portion of our property and equipment is subject to liens securing our indebtedness, including our secured bonds and loans. In the event that we fail to make payments on our bonds and loans, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—Contractual Obligations—Long Term Indebtedness”.

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

On July 27, 2017, the head of the United Kingdom Financial Conduct Authority (“FCA”) (the authority that regulated LIBOR) announced that it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021 the FCA announced in a public statement that LIBOR for certain tenors would cease to be published on June 30, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee ("ARRC"), a group of private-market participants, to help ensure a successful transition from U.S. dollar LIBOR to a more robust reference rate, its recommended alternative, the Secured Overnight Financing Rate ("SOFR"). Although the adoption of SOFR was voluntary, the impending discontinuation of LIBOR made it essential that market participants considered moving to alternative rates such as SOFR and that they have appropriate fallback language in existing contracts referencing LIBOR.

Because the publication of LIBOR was discontinued on June 30, 2023, we have amended our derivative and debt contracts to replace the LIBOR rate for SOFR as an alternative rate as convened by the ARRC. SOFR will fluctuate with changing market conditions and, as SOFR increases, our interest expense will mechanically increase, which could have an adverse effect on our total financing costs. As of December 31, 2023, our variable interest rate debt amounted to US$2,027 million.

We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations. If we are unable to adequately adjust our prices, our revenue might not be sufficient to offset the increased payments due under our loans and this would adversely affect our financial condition and results of operations. In addition, there is no guarantee that SOFR or other replacement rates for LIBOR will maintain market acceptance. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk of Fluctuations in Interest Rates.”

Our debt agreements contain various affirmative, negative and financial covenants, which could limit our ability to conduct our business. A breach of certain negative covenants could also trigger an event of default and acceleration of our indebtedness.

Certain of our debt instruments, including our five-year term loan facility (the “Term Loan B Facility”) and the indentures governing our 2027 Notes and 2029 Notes, contain an asset coverage ratio and certain limitations to the incurrence of additional indebtedness by us and our subsidiaries. A decline in this coverage ratio, including due to factors that are beyond our control, could require us to post additional collateral, trigger an increase in the annual interest rates stipulated under our various debt instruments, or an event of default.

Complying with certain of the covenants in our debt agreements and other restrictive covenants that may be contained in any future debt agreements could limit our ability to operate our business and to take advantage of business opportunities that are in our long-term interest. See Note 31 of our audited consolidated financial statements.

While the covenants in our debt agreements are subject to important exceptions and qualifications, if we fail to comply with them and are unable to obtain a waiver or amendment, refinance the indebtedness subject to these covenants or take other mitigating actions, an event of default would result. These arrangements also contain other events of default customary for such financings. If an event of default were to occur, the lenders or noteholders could, among other things, declare outstanding amounts due and payable and where applicable and subject to the terms of relevant collateral agreements, repossess collateral, including aircraft or other valuable assets. In addition, an event of default or acceleration of indebtedness under one agreement could result in an event of default under other of our debt instruments. The acceleration of significant indebtedness could require us to seek to renegotiate, repay or refinance the obligations under our debt arrangements, and there is no assurance that such renegotiation or refinancing efforts would be successful.

Risks Relating to our Common shares and ADRs

Our major shareholders may have interests that differ from ADRs holders.

Under the terms of the deposit agreement governing the ADSs, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADRs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with our major shareholders, which may differ from those of our ADSs holders. Historically, our board of directors has designated its chairman to exercise this right, which is however no guarantee that it will do so in the future. The members of the board of directors elected by the shareholders in 2022 designated Ignacio Cueto, to serve in this role. For more information about LATAM beneficial ownership, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.

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

Our common shares are listed on the Santiago Stock Exchange. Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. In addition, Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although holders are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, the ability to sell the common shares underlying ADSs in the amount and at the price and time of choice may be substantially limited. This limited trading market may also increase the price volatility of the ADSs or the common shares underlying the ADSs, which could also result in price disparity between the trading prices of the two.

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

We cannot assure you that additional Chilean restrictions applicable to the holders of ADRs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—Exchange Controls — Foreign Investment and Exchange Controls in Chile".

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

As described further in “Item 10. Additional Information—Preemptive Rights and Increases in Share Capital,” to the extent that a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary may attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. However, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10. Additional Information—Taxation-Chilean Tax—Capital Gains.” As described further in this annual report, the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering. See “Item 10. Additional Information—Memorandum and Articles of Association—Preemptive Rights and Increases in Share Capital,” If a secondary market for the sale of preemptive rights does not develop and such rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Pursuant to the registration rights agreement entered into on November 10, 2022 with certain of our creditors, which the group refers to as the “Creditor Backstop Agreement” and the “Backstop Creditors”, respectively (the “Registration Rights Agreement”), we have reached an agreement to amend the terms of the deposit agreement governing our ADSs, to provide for (a) full flexibility (subject to applicable fees and procedures contained in the deposit agreement) to deposit and withdraw, at the election of the respective holders of ADS, any ordinary shares from time to time held by the backstop parties or their transferees into or out of the ADS program; (b) participation in dividends and distributions subject to the procedures of the depositary as set forth in the deposit agreement and subject to compliance with applicable law (including, without limitation, Chilean law); (c) participation in voting at the instruction of the respective holders of ADS, subject to the procedures of the depositary as set forth in the deposit agreement and subject to compliance with applicable law (including, without limitation, Chilean law); and (d) participation in preemptive rights offerings in the form of additional ADS subject to compliance with applicable law (including, without limitation, Chilean law) and the procedures of the Depositary set forth in the deposit agreement; provided that such offerings are for ordinary shares constituting at least two percent (2%) of the outstanding ordinary shares (excluding any Ordinary Shares subject to lock-up).

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries. For further information, see “Item 16G. Corporate Governance."

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
General
LATAM Airlines Group is a Chilean-based airline and holding company that changed its name from LAN Airlines S.A. after its merger with TAM of Brazil in 2012. TAM S.A. continues to exist as a subsidiary of LATAM. The Company is primarily involved in the transportation of passengers and cargo and operates as one unified business enterprise. During 2016, we began the transition of unifying LAN and TAM into a single brand: LATAM.
LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange, and its ADSs currently trade in the over-the-counter market. LATAM Airlines Group has a market capitalization of US$7,462.8 million as of January 31, 2024.
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
As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, on May 26, 2020, LATAM Airlines Group and 28 affiliates (the “Initial Debtors”) filed their petitions for relief under Chapter 11 (“Chapter 11”) of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 nine additional affiliates of LATAM Airlines Group (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Additional parallel and ancillary proceedings were filed in the Cayman Islands, Colombia, Perú and Chile. In June 2020, LATAM Airlines Argentina announced its indefinite cessation of passenger and cargo operations. Following a series of relevant milestones with respect to LATAM’s Chapter 11 proceedings, the Company emerged from its reorganization process on November 3, 2022. For more information on the Chapter 11 proceedings, see “Item 3. Key Information—Risk

Factors—Risks Relating to Our Emergence from Chapter 11 Bankruptcy Proceedings” and “Item 4. Information on the Company - Business Overview—Chapter 11 Proceedings through 2022” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2023 (the “2022 Annual Report”).
Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-3844. We have designated LATAM Airlines Group S.A. Inc. as our agent in the United States, located at 6500 NW 22nd Street, Miami, Florida 33122. Our Investor Relations website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information, contact Andrés del Valle, Senior Vice President of Corporate Finance and Investor Relations, at InvestorRelations@latam.com.
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”
B.Business Overview
General
LATAM is the largest passenger airline group in South America as measured by ASKs and passenger transported for the year ended December 31, 2023. We are also one of the largest airline groups in the world in terms of network connections, as of December 31, 2023, providing passenger transport services to 148 destinations in 26 countries and cargo services to approximately 166 destinations in 33 countries, with an operating fleet of 333 aircraft and a set of bilateral alliances. In total, LATAM group has approximately 35,568 employees.
For the year 2023, LATAM transported approximately 74 million passengers. LATAM Airlines Group and its affiliates currently provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador; and also provide intra-regional and long-haul operations. The cargo affiliate carriers of LATAM in Chile, Brazil, Ecuador and Colombia carry out cargo operations through the use of belly space on the passenger flights and dedicated cargo operations using freighter aircraft. The group also offers other services, such as ground handling, courier, logistics and maintenance.
As of December 31, 2023, the group provided scheduled passenger service to 16 destinations in Chile, 19 destinations in Peru, 7 destinations in Ecuador, 18 destinations in Colombia, 52 destinations in Brazil, 16 destinations in other Latin American countries and the Caribbean, 8 destinations in North America, 8 destinations in Europe, 3 destinations in Oceania and 1 destination in Africa, accompanied by strong levels of demand for air travel within the region and in the international markets where we operate.
In addition, as of December 31, 2023, through various code-sharing agreements, the group offers service to 112 destinations in North America, 62 destinations in South America, 94 destinations in Europe, 18 destinations in Australasia, 41 destinations in Asia and 19 destinations in Africa. Furthermore, during 2023 LATAM and Delta Air Lines celebrated the first anniversary of the implementation of its Joint Venture Agreement. As of December 31, 2023, Delta Air Lines and LATAM have implemented 6 new routes and increased their frequencies, improving connectivity between South America and North America.
Competitive Strengths
LATAM group's strategy is to remain the leading airline group in South America by leveraging our unique position in the airline industry. LATAM is the only airline group in the region with a domestic presence in five markets, as well as intra-regional and long-haul operations to four continents. As a result, the LATAM group has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, LATAM’s unique network and market share in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth. We believe our most important competitive strengths are:

•Leader in the South America Airlines Space, with a Unique Network and Market Share among Global Airlines
Through a successful regional expansion strategy, LATAM has become the leading international and domestic passenger airline group in South America as measured by ASKs in 2023 full year. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest group of operators of intra-regional routes as measured by ASKs in 2023, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America-Santiago, Lima and São Paulo-we believe that we are able to offer the best connectivity options between South America and the rest of the world.
•Geographically Diversified Revenue Base, including both Passenger and Cargo Operations
LATAM group’s operations are highly geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. According to the 2023 annual ASKs, 49.2% of the group’s operations are international, 18.2% domestic Spanish speaking countries and 32.6% domestic Brazil. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is the ability to profitably integrate scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using freighter aircraft when needed. By adding cargo revenues to existing passenger service, there is an increase in the productivity of assets and we are able to maximize revenue, reducing the break-even load factors and enhancing the per flight profitability. Additionally, we believe that this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2023, passenger, cargo and other income accounted for 86.6%, 12.1% and 1.3% of total revenues, respectively.
•Modern Fleet and Optimized Fleet Strategy
The average age of our passenger fleet was approximately 11.1 years as of December 31, 2023. Additionally, LATAM has adopted an ambitious fleet renewal plan based entirely on new technology aircraft, which includes 100 new Airbus A320neo-family aircraft and 5 Boeing 787-9 to be delivered by 2030.
LATAM selects aircraft based on their ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to reduce operational complexity by minimizing the number of different aircraft types that the group operates.
The fleet plan as of December 31, 2023, includes a short-haul fleet formed exclusively by aircraft from the A320-family, with a focus on the A321 and A320neo (Neo: New Engine Option), a more efficient version of the A320; which we introduced into our fleet in 2016, becoming then the first airline in Latin America to fly this model. For long-haul passenger flights, we operate the Boeing 787-8, the Boeing 787-9, the Boeing 767-300ER, and the Boeing 777-300ER. The Boeing 787 model allows LATAM to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. For cargo flights, we operate Boeing 767-300F aircraft.
•Strong Brand Teamed with Key Global Strategic Alliances
In 2023, LATAM Airlines Group was recognized by the Skytrax World Airline Awards as the “Best Airline in South America” for the fourth year in a row, and was also awarded by such entity with the “Best Staff”, “Best Main Cabin” and “Best Business Class in South America” awards. In addition, LATAM was recognized as a Five Star Global Airline by the APEX Passengers Choice Awards, and was also awarded by such entity with the “Best Seat Comfort” award for the second year in a row and the “Best Onboard Service” award in South America. Additionally, as of January 31, 2024, LATAM was ranked second place as the most punctual airline during 2023 among the 20 largest airlines worldwide, by the Official Airline Guide ("OAG") Punctuality Index, which reflects LATAM group's commitment to its well-rounded value proposition and customer experience.
In 2022, despite the continued challenging global conditions, LATAM was recognized as South America’s Leading Airline Brand and South America’s Leading Airline by the World Travel Awards. Furthermore, in the 2022

edition of the APEX Passenger Choice Awards, LATAM was recognized as the airline with the “Best Food & Beverage in South America.”
Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. See “Item 4. Information on the Company—Business Overview—Passenger Alliances and Commercial Agreements".
•Recognized Loyalty Program
Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America as measured by total number of members as of the end of 2023, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements. See “Item 4. Information on the Company—Business Overview—Frequent Flyer Program".
In 2023, our loyalty program LATAM Pass was recognized as “The Best Program of the Year” by the Frequent Traveler Awards.
Business Strategy
Our mission is to connect people safely, with operational excellence and a personal touch, offering a wide network for passengers and cargo transportation, and striking the balance between economic growth, efficiency, protection of the environment and passenger well-being.

Our goal is to be the leading airline group, connecting Latin America with the world while fulfilling our social responsibility by being fair, empathetic, transparent and simple in our interactions with our customers, employees and other key stakeholders.
In order to achieve our mission and vision, the principal areas on which we plan to focus our efforts going forward are as follows:
•Continually Strengthen Our Network
LATAM intends to continue to strengthen its route network in South America, offering the best connectivity within the region at competitive prices and ensuring that LATAM is the most convenient option for passengers. LATAM is the only airline group in South America with a local presence in five home markets and an international and intra-regional operation. This is bolstered by LATAM’s enhanced infrastructure in several key hubs, allowing LATAM to further strengthen its network. LATAM intends to leverage its extensive network to create a profitable, leading portfolio of services and destinations, providing more options for its passengers and building a platform to support continued growth.
•Enhance Brand Leadership and Customer Experience
We seek to be the preferred choice of passengers in South America. Our efforts are supported by a differentiated passenger experience and leveraging mobile digital technologies. We continue working on the implementation of our single, unified brand, culture, product and value proposition for our passengers. Additionally, we are focused on the evolution of LATAM’s e-business strategy, including applications to achieve ancillary revenues and improving the management of contingencies, so that we are able to provide information and solutions to our customers in a timely and transparent manner. We continually assess opportunities to incorporate service improvements in order to respond effectively to our customers’ needs.
Our aim is to have a driven team, with inspiring leaders that make agile decisions, while addressing security policies to ensure the health of our employees and customers, and sustainability practices that reflect our responsibility towards the communities and countries where we operate. This will allow us to deliver a distinctive value proposition to our customers and operate sustainably over the long term. During 2023, LATAM was awarded with two new sustainability-related awards: “Best for Onboard Sustainability” by Onboard Hospitality Awards, for having the most sustainable onboard service, and the “Air Cargo Sustainability Award” by The International Air Cargo Association

(TIACA), for having a solid sustainability strategy, encompassing Climate Change, Shared Value, Circular Economy, and LATAM’s commitment to protect the strategic ecosystems of South America.
Additionally, as of February 7, 2024, LATAM was ranked first place as the the top-performing airline group in terms of sustainability in Latin America, as well as the seventh globally, according to the Corporate Sustainability Assessment by Standard & Poor's.
•Improving Efficiency and Cost Competitiveness
We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. We look to continuously implement cost savings, including reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others, as well as the implementation of a customized service offering in domestic and international markets. During 2020, 2021 and 2022, in the context of our Chapter 11 proceedings, we worked to reduce our fixed costs and to convert them to variable costs, specifically fleet costs and wages and benefits. In 2023, the group focused on maintaining this competitive cost structure and improving its efficiency.
Airline Operations and Route Network
The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	For the year ended December 31,
	2023	2022	2021

	(in US$ millions)
Total passenger revenues	10,215	7,636.4	3,342.4
Total cargo revenues	1,425	1,726.1	1,541.6
Total revenues	11,640.5	9,362.5	4,884.0

	For the year ended December 31,
	2023	2022	2021

	(in US$ millions)
Peru	988.9	859.0	503.6
Argentina	244.4	206.9	75.5
United States	1,044.8	1,058.1	578.0
Europe	800.9	769.0	376.9
Colombia	662.3	540.2	368.5
Brazil	5,006.4	3,724.5	1,664.5
Ecuador	332.8	248.5	163.0
Chile	1,898.2	1,514.6	794.1
Asia Pacific and rest of Latin America	661.9	441.8	360.0
Total revenues	11,640.5	9,362.5	4,884.0
Passenger Operations
General
As of December 31, 2023, LATAM passenger operations were performed by airline affiliates in Chile, Brazil, Peru, Colombia and Ecuador, where the group operates both domestic and international services. LATAM collects and reports operating data for its passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish-speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	For the year ended December 31,
	2023	2022	2021
ASKs (million) (at period end)
International	67,514.3	49,575.7	20,461.0
SSC	24,970.3	23,384.7	17,847.8
Domestic Brazil	44,765.9	40,891.8	29,326.8
Total	137,250.5	113,852.2	67,635.7

RPKs (million)
International	57,340.2	41,140.5	13,500.5
SSC	20,482.0	18,942.6	13,359.8
Domestic Brazil	36,184.5	32,504.8	23,456.3
Total	114,006.6	92,587.8	50,316.5

Passengers (thousands)
International	12,914.9	8,607	2,852
SSC	27,999.1	25,288	17,513
Domestic Brazil	32,984.2	28,573	19,830
Total	73,898.2	62,467	40,195

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢7.0	US¢6.5	US¢4.6
SSC(1)	US¢8.0	US¢7.7	US¢5.8
Domestic Brazil(1)	US¢8.2	US¢6.7	US¢4.8
Combined Passenger RASK(2)	US¢7.6	US¢6.8	US¢4.9

Passenger load factor (%)
International	84.9	83.0	66.0
SSC	82.0	81.0	74.9
Domestic Brazil	80.8	79.5	80.0
Combined load factor	83.1	81.3	74.4
______________________________________________________
(1)RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS Accounting Standards to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other income. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs
International Passenger Operations
LATAM group’s international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian and Brazilian affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Colombia and Brazil. As of December 31, 2023, LATAM offers 52 international destinations in 26 countries, in addition to the domestic destinations and international flights and connections between the domestic destinations.
The general strategy to expand the international network is aimed at enhancing LATAM’s value proposition by offering customers more frequencies, destinations and routing alternatives. Sustained development of LATAM’s international network is a crucial factor in the long-term strategy. The group provides long-haul services out of Santiago, Lima, Bogota, São Paulo and Fortaleza. The group also provides regional services from Chile, Peru, Ecuador, Colombia and Brazil.
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
Market Share Information
The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2023-2022	2023	2022	% variation
Brazil(1)	14.3%	22.4%	20.3%	2.1	p.p.
Chile(2)	6.3%	41.6%	38.9%	2.7	p.p.
Peru(3)	9.9%	44.8%	42.9%	1.9	p.p.
Colombia(4)	33.5%	6.1%	5.2%	0.9	p.p.
Ecuador(5)	78.4%	8.6%	8.5%	0.1	p.p.
______________________________________________________
(1)Source: ANAC Brazil’s website. Passenger figures considers passengers carried, measured in RPKs, in 2023 vs 2022. Market share considers passengers carried, measured in RPKs, as of December 2023.
(2)Source: JAC Chile’s website. Passenger figures considers passengers carried, measured in RPKs, in 2023 vs 2022. Market share considers passenger carried, measured in RPKs, as of December 2023.
(3)Source: DGAC Peru’s website. Passenger figures considers passengers carried in 2023 vs 2022. Market share considers the number of passengers carried as of December 2023.
(4)Source: Diio.net. Passenger figures considers ASK changes in 2023 vs 2022. Market share considers ASKs as of December 2023.
(5)Source: Diio.net. Passenger figures considers ASK changes in 2023 vs 2022. Market share considers ASKs as of December 2023.

Competitors in international routes
The following table shows LATAM’s main competitors during 2023 in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Air Canada, GOL and Aeromexico.
	Latin America	Copa, Avianca, GOL, Aerolineas Argentinas, Sky Airline, JetSmart, Flybondi, Ethiopian Airlines, Turkish Airlines and Azul Linhas Aereas.
	Europe	TAP Portugal, Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), Azul Linhas Aereas, Lufthansa, Turkish Airlines, ITA Airways, Swiss and Air Europa.
	Africa	Ethiopian Airlines, TAAG and South African Airways.

Chile	North America	American Airlines, United Airlines, Air Canada and Aeromexico.
	Latin America	Sky Airline, Copa, JetSmart, Avianca and Aerolineas Argentinas.
	Europe	IAG Group (British Airways, Iberia and their affiliates) and Air France-KLM.
	South Pacific	Qantas Airways.

Argentina	Latin America	Aerolineas Argentinas, GOL, JetSmart, Flybondi, Sky Airline, Ethiopian Airlines, Turkish Airlines, Air Canada, Air France - KLM, and Emirates.

Peru	North America	American Airlines, United Airlines, Sky Airline, Volaris, Aeromexico, JetBlue Airways and Spirit Airlines.
	Latin America	Sky Airline, Copa, JetSmart, Avianca and Aerolineas Argentinas.
	Europe	Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), Air Europa and Plus Ultra.

Colombia	North America	Avianca, American Airlines, Spirit Airlines, United Airlines, JetBlue Airways and Wamos.
	Latin America	Avianca, Copa, Jetsmart and Sky Airline.

Ecuador	North America	JetBlue Airways, American Airlines, Avianca, Delta Air Lines, United Airlines and Spirit Airlines.
	Latin America	Copa and Avianca.
______________________________________________________
Source: Diio.net considering competitors with more than 1% of total ASK.
Domestic Passenger Operations
As of December 31, 2023, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.
Business Model for Domestic Operations
LATAM group has operations in five domestic markets, with a business model that allows it to provide more competitive fares and contributes to the development of tourism and the growth of air travel per capita in the region. The domestic service model requires continuous cost reduction efforts, and the group continues to implement a series of initiatives to reduce cost per ASK in all domestic operations. These efforts are aimed at significantly reducing selling and distribution expenses, increasing fleet utilization and operational productivity and simplifying back-office and support functions, thereby allowing the LATAM group to expand operations while controlling fixed costs.

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
In March 2020, LATAM group introduced its superior cabin class, Premium Economy, in all domestic and international flights within Latin America operated by the Airbus A320-family (A319, A320, A320neo, A321 and A321neo; “short-/medium-haul”) aircraft. This cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, VIP lounge access in airports where available, a differentiated onboard service including complimentary snacks and drinks, an exclusive overhead bin for carry-on luggage and a blocked middle seat, providing greater space and privacy.
In 2023, LATAM group incorporated seven A321neo into its fleet, which are the largest model of the A320 single-aisle aircraft family. These aircraft can accommodate up to 224 passengers, have compartments for carry-on luggage called Airspace XL bins, and stand out for being one of the most efficient aircraft on the market, according to Airbus.

During 2023, with a focus on the passenger experience, LATAM group finalized the retrofit project for its narrow-body fleet (excluding aircraft available for sale), reaching 100% of the fleet with a homologated and renovated cabin.
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
The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil	Chile	Peru	Colombia	Ecuador
Destinations	52	16	19	18	7
Passengers Transported (million)	33.0	8.4	8.5	9.6	1.5
Change (YoY)	15.3%	9.3%	7.7%	14.0%	15.5%
Market share	38.7%(1)	61.0%(2)	63.1%(3)	31.5%(4)	44.1%(4)

Main competitors	Gol, Azul	Sky Airlines, JetSmart	Sky Airlines Peru, Star Peru, JetSmart Peru	Avianca, EasyFly,Satena, Copa Airlines Colombia (“Wingo”)	Avianca
______________________________________________________
(1)Source: ANAC Brazil’s website. Market share considers RPKs as of December 2023.
(2)Source: JAC Chile’s website. Market share considers RPK as of December 2023.
(3)Source: DGAC Peru’s website. Market share considers the number of passengers carried as of December 2023.
(4)Source: Diio.net. Market share considers ASKs as of December 2023.

Passenger Alliances and Commercial Agreements
Strategic Alliance with Delta Air Lines
In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines (the “Joint Venture Agreement”), following the framework agreement previously signed by both parties in 2019 to combine the airlines’ complementary route networks between North and South America.
On September 30, 2022, LATAM and Delta Air Lines obtained the final regulatory approvals from the US Department of Transportation, allowing them to implement their Joint Venture Agreement. This partnership enables Delta Air Lines and LATAM to work together, coordinating capacity and pricing strategies and sharing corporate accounts in the United States/Canada and South America (Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay) markets within the scope of the Joint Venture Agreement. This agreement has allowed the airlines to develop a network with expanded route offerings and to connect the Americas to the world with access to more than 300 destinations. Also, the airlines will deepen their level of cooperation in these markets strengthening their codeshare routes and the reciprocal loyalty benefits.
During 2023, the year marking the first anniversary of this partnership, we have successfully launched 6 new routes together; 4 of these routes are operated by LATAM group: São Paulo (Brazil) - Los Angeles (United States), Medellin (Colombia) - Miami (United States), Orlando (United States) - Bogota (Colombia) and Lima (Perú) - Atlanta (United States), which is the first LATAM operation to this destination. The routes operated by Delta Air Lines are New York (United States) - Rio de Janeiro (Brazil) and Atlanta (United States) - Cartagena (Colombia).
It is worth noting that in 2023, Skytrax awarded Delta Air Lines as the Best Airline in North America and LATAM Airlines as the Best Airline in South America. We believe that this Joint Venture Agreement allows LATAM and Delta Air Lines to offer the most extensive network between South and North America and will provide the best travel experience in those regions.
During 2023, Delta Air Lines and the LATAM group began the expansion of their Joint Venture that provides additional customer benefits and expanded connectivity for passengers and cargo customers in North and South America. The expansion includes the Ecuadorian affiliate, LATAM Airlines Ecuador, as well as the three cargo affiliates LATAM Cargo Chile, LATAM Cargo Brazil and LATAM Cargo Colombia, as part of the geographical scope of the Joint Venture between the U.S./Canada and Brazil, Chile, Colombia, Ecuador, Paraguay, Peru and Uruguay. Regulatory assessments for this expansion were conducted and concluded by U.S. Department of Transport (DOT), Conselho Administrativo de Defesa Econômica (CADE), Superintendencia de Competencia Económica (SCE), Aeronáutica Civil Colombia (Aerocivil), Dirección General de Aviación Civil Ecuador (DGAC Ecuador), Dirección General de Aeronáutica Civil Perú (DGAC Perú) and Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica (Dinacia), with positive outcomes for the requested expansion.
Other alliances and material commercial agreements
As of December 31, 2023, LATAM had ongoing passenger commercial agreements with 57 airlines and codeshare agreements with 27 airlines worldwide. In addition to the Joint Venture Agreement with Delta Air Lines, LATAM and its affiliates have ongoing passenger commercial agreements with Qatar Airways, Qantas, Lufthansa, Airlink, Japan Airlines, among others. These commercial agreements allow us to provide additional benefits to our passengers, including access to a wider network, more flight options with better connection times, and increased potential for developing new routes and adding direct flights to new destinations and to destinations already served by LATAM.
Subscription of new codeshare agreements
On March 7, 2023, LATAM Airlines Brazil signed an extension of its codeshare agreement with Voepass Linhas Aéreas, adding more than 20 new destinations in the Brazilian market.
On September 15, 2023, LATAM Airlines Brazil signed and implemented a codeshare agreement with Turkish Airlines. This new agreement seeks to increase the offerings and connectivity of the networks of both airlines.
Passenger Marketing and Sales
LATAM group is focused on creating a culture focused on earning the loyalty, trust and recurrence of customers while inspiring the creativity of employees and ultimately accelerating profitable and sustainable organic growth. This system’s primary key performance indicator is the Net Promoter Score (“NPS”). To calculate NPS, we have a customer survey, where we ask how likely will passengers recommend us to a friend or colleague. Customers score answers on a zero-to-ten scale and we then calculate the NPS as the percentage of customers who are promoters (those who scored 9 or 10) minus the percentage of customers who are detractors (those who scored 0 to 6).
LATAM’s Net Promoter Score for 2023 showed an improvement of 2 points over the previous year (48 NPS points in 2023 versus 46 points in 2022). During 2023, we achieved the highest NPS for our high value customers (HVCs) since we started this measurement. We also increased 6 points versus the overall LATAM NPS, surpassing 2022 result. These results are explained by improvements in information, crew friendliness, airport teams and enhancements in the contingency experience.
We have kept working on the evolution of the customer’s digital experience as the main focus of the e-business area, with the objective to maintain and enhance LATAM customer’s online experience, increase digital services coverage, automate financial processes and boost LATAM.com as the marketplace that attends all travel needs. As a result, during 2023, 57% of LATAM passengers bought their tickets through our digital channel and our 2023 Digital Net Promoter Score increased by 11 percentage points in comparison to 2022, reaching 61 percentage points as of December 31, 2023.
A series of new features and developments have been added to the marketplace to improve our customer’s digital experience: a new payment pivot, a redesigned homepage that communicates clearly and in one place our offer of travel solutions, personalization tools to offer destinations based on each customer needs, new form of payments (such as a new option to process payments with debit card in Chile), and new anti-fraud tools (such as biometrics on the payment workflow in Brazil).
LATAM will continue working to be the preferred distribution channel for our clients, positioning our digital experience as a one-stop shop for the purchase and care of all travel needs, taking care of our clients in situations of disruption, guaranteeing operational excellence and generating loyalty towards our customers, through a personalized, data-driven experience, with an emphasis on our high value customers (HVC) and Frequent Flyer Program (FFP) members.
In 2023, LATAM group continued transforming the travel experience of its passengers through cabin retrofits. As of December 31, 2023, we have 10 Boeing 777, 9 Boeing 767, 9 Boeing 787-9, and 181 Airbus A319/A320/A321 aircraft with renovated interiors. In addition, 28 Boeing 787 are currently in development to be retrofitted with the new cabin interior between 2024 and 2026. Additionally, the group continued to equip aircraft with Wi-Fi connectivity in the Brazilian and Spanish-speaking domestic markets, reaching 147 aircraft in total with in-flight connectivity.
Branding
During 2023, LATAM achieved successful results in terms of brand awareness, closeness, reputation and first choice (i.e., when respondents chose LATAM Airlines as their first choice among the airlines they know). According to Ipsos, a global leading institute focused on brand measurement, as of December 31, 2023, LATAM ranked as the first choice airline in Chile, Brazil, Peru and Ecuador, and throughout 2023 it has significantly reduced the passenger preference gap compared to its competitors in Colombia.
Our brand image also continued to strengthen, based on pillars such as trust, by offering a fair, empathetic, transparent and simple experience to our costumers; network with relevant growth in sustainability; and localization. Some of the relevant initiatives throughout 2023 that helped the group to achieve these results were: LATAM’s participation in

Brazil's Big Brothers Program, its participation in local festivals (such as “Cordillera”, “Rock in Rio”, “The town” and “Primavera”), its sponsorship of the PanAmerican Games in Santiago, Chile, in 2023, an alliance with the Chilean Teletón, a contract with the singer Carlos Vives for a set of diverse marketing campaigns, and a partnership with the Chilean and Ecuadorian National Soccer Teams.
Distribution Channels
We are committed to being the preferred choice of our customers. Therefore, we put our focus on our passengers in our decision-making process. Our distribution structure is divided into direct and indirect distribution channels, both focused on improving their respective platforms to allow for easy interaction for our client in sales and services alike. LATAM continues to be strongly committed to the digital transformation of its distribution channels.
Direct channels owned by LATAM are city ticket offices, contact-centers and e-business (including website, mobile and smart business), which accounted for approximately 49% of LATAM's total sales in 2023 (including award passengers). These direct channels support sales and service, both before and after the flight.

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

Indirect channels currently include travel agencies, general sales agencies, direct channels from other airlines and online agencies, and accounted for 51% of LATAM's total sales in 2023. LATAM offers travel agencies different options to connect to our systems and provide their customers our best product offering. These options include Global Distribution Systems as well as our direct connection “eLATAM" in Brazil and “NDC by LATAM”, which we are continuously expanding and improving.

On May 1, 2023, LATAM achieved a relevant milestone through the implementation of the IATA’s New Distribution Capability (“NDC”) standard. This implementation allows LATAM to improve the inventory and products offered and to provide a wider variety and improved digital services to our final passengers who buy their products through our indirect sales channels, including the possibility to easily manage refunds, changes and cancellations.
Frequent Flyer Program
Our frequent flyer program, LATAM Pass, is a strategic asset and a core source of value that differentiates LATAM from other carriers, and also a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and as a result, it generates incremental revenues and promotes customer retention.
LATAM Pass members can qualify to five elite categories: Gold, Gold Plus, Platinum, Black and Black Signature. These categories determine which benefits customers are eligible to receive, including LATAM miles earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges. Members of LATAM Pass program accrue “LATAM miles” for ticket purchases, depending on the dollars they spent and also by reaching a goal of number of segments flown, to access to superior categories. This rule is aligned with a simpler methodology for mileage accrual, generating efficiency to our frequent flyer program and making it accessible to more customers, especially for those domestic passengers who fly many segments a year that generally have lower rates. Customers of the program can redeem LATAM miles or points for free tickets as well as for other products or services.
As of December 31, 2023, LATAM Pass had approximately 45 million members, representing an increase of 7.1% compared to 2022. In 2023, LATAM Pass announced the following new benefits: priority contact center for all elite members, eliminate redemption fee, qualifying points roll over for 2023 and 2024, simplification of courtesy upgrades with coupons, improved upgrade priority for elite members with the cobranded credit card and mileage and cash in air redemption.
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
The cargo business operates a similar route network used by the passenger airline business. It includes 166 destinations, of which 148 are served by passenger and/or freighter aircraft and 18 are served only by freighter aircraft.
The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2023	2022	2021
ATKs (millions)	7,171.0	6,255.7	4,788.1
RTKs (millions)	3,704.0	3,532.5	3,034.9
Weight of cargo carried (thousands of tons)	945.5	900.6	801.5
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	38.5	48.9	50.8
Total cargo load factor (%)	51.6%	56.5%	63.4%
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
The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo. As of December 31, 2023, LATAM cargo affiliates operated 9 Boeing 767-300Fs (factory freighters) and 11 Boeing 767-300BCFs (converted freighters). We intend to operate a combined fleet of 19 Boeing 767-300Fs/767-300BCFs. As a consequence, in the first half 2024 we plan to sell three Boeing 767-300Fs and incorporate two newer Boeing 767-300BCFs.
The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of the goods transported by air to Latin American countries. Miami is the main gateway to and from Latin America and we operated the vast majority of our freighter operations from there. Accordingly, we have headquartered our international cargo operations in Miami. We also utilize passenger flights to and from New York, Los Angeles and Orlando and our seasonal dedicated freighter services to Chicago. Additionally, using different trucking companies LATAM offers a road-feeder network, connecting our hub in Miami and other online gateways in the United States (for example, Los Angeles, New York, Chicago, and Orlando) with key off-line origins and destinations. LATAM group also transports cargo to and from 10 destinations in Europe: Barcelona, Lisbon, London, Milan, Paris, Rome, Frankfurt, Madrid, Amsterdam and Zaragoza. The first six points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Amsterdam and Zaragoza are only served through freighter operations. The group offers a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.
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

During 2023, cargo revenues decreased by 17.4%. Total cargo capacity increased by 14.6%, in line with the increase in freighter capacity. Cargo traffic increased by 4.8%, resulting in a 4.8 percentage point decrease of the cargo load factor. This capacity increase is also explained by the recovery of passenger capacity levels, and the use of their belies for cargo. Cargo yield fell 21.3% year-over-year. As a result, revenues per ATK decreased 28.0% in comparison to the previous year.
The cargo business in the region is highly competitive, as international and regional carriers often have spare capacity in their cargo operations. In the region, LATAM group has been able to maintain solid market shares through efficient utilization of the fleet and network. The main competitors can be divided into three categories:
1.hybrid carriers, operating mixed fleets of belly and freighters, such as Air France-KLM-MartinAir, Lufthansa, Qatar, Ethiopian, Korean Airlines and Avianca,
2.pure freighter operators such as Atlas and Cargolux, and
3.belly-only operators such as IAG Group (British Airways, Iberia and their affiliates), American Airlines and United Airlines.
Carriers operating freighters have greater flexibility which allows them to serve a wider variety of markets, diversifying their portfolio while pure belly carriers tend to have more stable service and are usually limited to their countries of origin.

Cargo-Related Investigations
See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”
Fleet
General

As of December 31, 2023, LATAM had a total fleet of 333 aircraft, comprised of 313 passenger aircraft and 20 cargo aircraft, this includes 38 aircraft as non-current assets classified as held for sale. Please see Note 13 of our audited consolidated financial statements..

	Number of aircraft in operation
	Total		Aircraft classified as Property, plant and equipment		Aircraft classified as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	40	(3)	39	(3)	1	1.78	15.50
Airbus A320-200	136	(4)	90	(4)	46	6.81	12.91
Airbus A321-200	49		19		30	5.53	9.61
Airbus A320-neo	24		1		23	10.48	2.88
Airbus A321-neo	7		0		7	11.59	0.13
Boeing Aircraft
Boeing 767-300ER	11		11		0	—	14.86
Boeing 787-8	10		4		6	5.54	10.12
Boeing 787-9	26		2		24	8.48	6.48
Boeing 777-300ER	10		4		6	3.57	12.68

Total passenger aircraft	313		170		143	7.42	11.11

Cargo aircraft
Boeing 767-300 Freighter	20	(2)	19	(2)	1	7.04	17.20
Total cargo aircraft	20		19		1	7.04	17.20

Total fleet	333		189		144	7.42	11.48

______________________________________________________
(1)All passenger aircraft bellies are available for cargo.

(2)This includes 3 Boeing 767-300 Freighter aircraft as non-current assets classified as held for sale. For more information, see Note 13 of our audited consolidated financial statements.
(3)This includes 28 Airbus A319-100 aircraft as non-current assets classified as held for sale. For more information, see Note 13 of our audited consolidated financial statements.
(4)This includes 7 Airbus A320-200 aircraft as non-current assets classified as held for sale. For more information, see Note 13 of our audited consolidated financial statements.

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
Utilization
The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day(1).

	2023	2022	2021
Passenger aircraft (2)
Boeing 767-300ER	8.4	5.9	3.8
Boeing 787-8/9	12.2	9.0	4.2
Airbus A320-Family	10.3	8.9	6.0
Boeing 777-300ER	12.7	9.8	3.3
Airbus A350-900 (3)	—	—	0.1
Total passenger aircraft	10.5	8.7	5.4

Cargo aircraft
Boeing 767-300 Freighter	11.7	12.5	13.3
Total cargo aircraft	11.7	12.5	13.3

Total passenger and cargo	10.5	8.9	5.7
______________________________________________________
(1)Utilization rates are calculated by dividing total block hours by total aircraft, excluding subleased aircraft.
(2)Passenger Utilization excluded Flights in passenger aircraft with only cargo.
(3)LATAM retired its A350s in 2021 and they are no longer currently part of the fleet.
Fleet Leasing and Financing Arrangements
LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing under financial leases, tax leases, sale-leaseback transactions and operating leases. As of December 31, 2023, LATAM had a total fleet of 333 aircraft, of which 3 Boeing 767-300 freighter aircraft, 28 Airbus A319-100 aircraft, and 7 Airbus A320-200 aircraft are non-current assets classified as held for sale, resulting in 295 aircraft in operation.
As of December 31, 2023, LATAM’s fleet comprised 53 financial leases, 3 tax leases, 160 operational leases, 30 aircraft provided as loan collateral, and 87 unencumbered aircraft (27 aircraft reserved as collateral for the RCF). Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 19 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”) and 23 supported by the European Export Credit Agencies (the “ECAs”). LATAM’s lease maturities initially range from 7 to 12 years. Moreover, as of December 31, 2023, LATAM had a total of 139 spare engines, comprising 21 operational leases, 47 engines provided as loan collateral and 71 unencumbered engines (19 engines reserved for RCF).
LATAM’s aircraft debt, which consists of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both, the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. As of December 31, 2023, 51% of our aircraft debt has a fixed interest rate and the remaining portion has a floating rate based on USD Term SOFR.

In order to reduce LATAM Airlines Brazil’s balance sheet currency exchange exposure to the Brazilian real, as part of the integration plan following the merger with TAM, LATAM Airlines Brazil sought to transfer the majority of its aircraft under financial leases to LATAM Airlines Group SA. As of December 31, 2023, only 1 aircraft is subject to financial lease by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Sources of financing” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.
The leases provide us with flexibility to adjust our fleet to any demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft financial debt as of December 31, 2023 for all remaining periods through maturity (the latest of which expires in December 2033) was US$1,369 million. See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations—Long Term Indebtedness.”
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
Maintenance
LATAM Maintenance
LATAM Maintenance possesses a diverse range of facilities and capabilities, reaching major inspections and overhauls, as well as routine or corrective maintenance tasks that are conducted between each flight.
The heavy maintenance, line maintenance and component shops are equipped and certified to service the group’s fleet of Airbus and Boeing aircraft. LATAM’s maintenance capabilities allow the group flexibility in scheduling airframe maintenance, offering an alternative to third-party maintenance providers. More than 4,100 LATAM Maintenance professionals ensure the fleet operates safely and in compliance with all local and international regulations. LATAM group strives to provide the best experience to its passengers through the highest standards of safety, on-time performance and cabin image and functionality.
The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of twelve heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.
LATAM Maintenance’s continuous improvement efforts are focused on reducing costs and enhancing reliability. In addition to our LEAN-Six Sigma project, aimed to raise technician productivity, optimize inventory, diminish repair TATs and develop new internal repair capabilities, we have initiated a full digital transformation in collaboration with McKinsey and Thoughtworks. In 2023, we started projects focused on long-term planning, inventory optimization and preventive maintenance, which have been developed using the AGILE methodology, with a focus on exploring and incorporating new technologies that are most suitable for each specific case, such as data analytics and artificial intelligence.
LATAM Line Maintenance
The Line Maintenance Network serves over 170 locations and carried out over 2.3 million man-hours of preventive and corrective maintenance tasks on the LATAM fleet during 2023. We also rely on certified third party services in many of our international destinations where it is economically convenient, such as in Lisbon, (where we are served by Nayak), and London (served by KLM) among others.
LATAM group’s Line Maintenance Network has hangar facilities in Santiago, São Paulo (Conhongas "CGH"and Guarulhos "GRU"), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network by allowing the execution of tasks that might be restricted because of adverse weather conditions and environmental authority restrictions.

In 2023, Line Maintenance continued performing heavy maintenance in its hangar located at GRU and Lima. These facilities have the ability to replace landing gear for both the Boeing 777 and Airbus 320 fleets, as well as conduct C Checks for the Boeing 777 and special Checks for the Airbus A320-family, such as the 24MO and other projects.
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
To ensure our technical personnel is properly qualified, we have developed extensive training programs at our Technical Training Centers in Chile and Brazil. Our focus is to constantly improve the skills of our technicians in order to maintain our prime safety and reliability standards.
LATAM MRO
The two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provided 94.5% of all heavy maintenance services that LATAM demanded in 2023, effectively executed 1.57 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. LATAM occasionally performs certain heavy maintenance and component services for other airlines or OEMs.
The MRO São Carlos (LATAM Airlines Brazil MRO), is prepared to service up to nine aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 23 technical component shops, including a full landing gear repair & overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels & brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), ANAC Brazil, the Chilean DGAC, the Argentinean Administración Nacional de Aviación Civil (“ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“DGAC”), the Paraguayan Dirección Nacional de Aeronautica Civil (“DINAC”), and Transport Canada (“TC”), among others, for Heavy Maintenance and Components Repair and Overhaul for the Airbus A320-family and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 and 787 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.
In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing two wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, ANAC Brazil, DGAC, ANAC Argentina and DGAC Ecuador, among others, for Heavy Maintenance for the Airbus A320-family (A318, A319, A320 and A321) and Boeing 767-787. MRO Santiago has 11 shops prepared to support hangar activities such as cabin shops, galleys, structures, composite materials, avionic, wheels & brakes.
We also have the capability to service mid-term checks at the maintenance base in Lima for the Airbus A320-family and at the Guarulhos maintenance base for the Airbus A320-family and Boeing 777, including C-Checks for the Boeing 777.
During 2023, LATAM MRO's executed 433 services, including C checks (197) and Special Checks (236) for the LATAM fleet.
LATAM Corporate Safety and Security Management
LATAM Corporate Safety and Security Management is formed by four areas: Safety, Security, Health Safety Environmental Management (HSE) and Emergency Response Management (ERM), which continually interact with operational and support areas in order to guarantee acceptable levels of safety, provide an excellent service without compromising our mission and vision and always keeping in mind our clients’ well-being.
The year 2023 was marked by operational recovery of the market, which has reached high levels, requiring maximum flexibility of service providers to adapt to new conditions and have the ability to meet the increasing demand. Effectively addressing climate change and global instability while maintaining sustainability and efficient technological support poses significant challenges in terms of safety and security.
One of the main goals of 2023 was the improvement of oversight and control practices of third-party providers and the unification of management systems that allow us a harmonious, efficient and robust performance. In this regard, one of our priorities is to continue enhancing our capacity in data analysis and report systems to aim for predictive safety and security.
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
The core foundation of this department lies within its robust Safety Management System (“SMS”), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through Flight Data Monitoring (“FDM”), also known as Flight Operations Quality Assurance (“FOQA”), we are able to capture, analyze and even visualize the data recorded during revenue flights and compare it with the company’s Standard Operating Procedures (“SOPs”). In parallel, the Line Operations Monitoring Program ("LOMP") permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we intend to improve overall safety, increase maintenance effectiveness, and reduce operational costs. The company’s SMS is documented, available internally to all employees, and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety as a whole. Furthermore, IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third party companies and contractors.
In 2023, LATAM focused on enhancing its performance indicators through a continuous improvement process and adjusting the Safety Performance Index ("SPI") target post-pandemic. This resulted in LATAM achieving its record levels of operational safety, effectively reducing risks associated with Runway Safety, including Runway excursion, Mid-air collision, Controlled Flight into Terrain ("CFIT"), Loss of Control In-Flight, and others.

To further enhance operational safety, LATAM has implemented FDM tools, empowering our gatekeepers to mentor pilots in developing skills, competencies, and knowledge. Additionally, LATAM has introduced Micro Learnings, short online training courses aimed at complementing gatekeeper feedback and enhancing specific skills related to observed safety events. By February 2024, a total of 10 courses will be developed, with 5 already completed in 2023.

The Safety II project in 2023 focused on the development of an SPI for the normal operations and it is providing valuable insights and correlations between collected data, enabling more robust analysis of normal operations. This analysis will facilitate the generation of recommendations and hypotheses regarding pilot behavior and various factors such as flight experience, weather conditions, aircraft dispatch conditions, planned alertness levels, and more.

In 2023, LATAM implemented new risk controls for infrastructure, adopting a risk-based approach to classify airports where we operate. Through the use of an internal tool called Infrastructure Risk Monitoring, we effectively identified and monitored key risks, assessed the impact of planned works, and ensured the effectiveness of mitigation actions in maintaining an acceptable level of safety performance.

Furthermore, LATAM has developed new methodologies to assess runway braking action conditions. Through in-house development, LATAM can now classify runways that are prone to be slippery when wet and apply specific mitigations for each operation.

In 2023, we were also one of the first airlines in the world to adopt the IOSA risk-based assessment model, that focuses on safety risks, specific to the auditor, rather than applying a “one-size-fits-all” approach. The new approach introduces a maturity assessment of the airline's safety-critical systems and programs.
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

During 2023, initiatives were promoted to mitigate the occurrence and impact of disruptive passengers that affect our operation, crew and other passengers. Preventive measures were also taken related to unadmitted passengers and refugees, which negatively impact the airports in which LATAM operates. To address the global context of political, economic and social instability, procedures related to transportation of valued cargo in aircraft, weapons and ammunition were updated, along with the creation of an airport risk map that allows us to view the status of each station.

Finally, in order to mitigate commercial and operational impacts derived from internal threat, investments have been made in technology to unify access control and remote monitoring systems, along with establishing an investigations area with dedicated and adequately trained personnel.
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

In the field of Occupational Health and Safety, the conventional measurement of injury rates has shown stability. In our continuous pursue of risk management, complementary indicators have been developed that focus on analyzing risk exposure, potential impact of serious and fatal injuries, and predict conditions that may lead to an accident.

In terms of Environment, in 2023 IENvA (IATA Environmental Assessment) Stage 2 certification was achieved and new local regulations regarding extended producer responsibility and energy management were addressed.
Emergency Response Management (ERM)
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

Fuel Supplies
Fuel costs comprise one of the single largest categories of our operating expenses. In 2023, total fuel costs represented 37.2% of our total operating expenses. As of December 31, 2023, crude oil prices decreased slightly compared to December 31, 2022. Our average into-wing price for 2023 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$3.3 per gallon, representing a decrease of 13.7% from the 2022 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which is in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”
The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	For the year ended December 31, 2023 (1)
	2023	2022	2021
Fuel consumption (thousands of gallons)	1,195,029.7	1,017,158.6	677,110.0
ASK (millions)	137,250.5	113,851.9	67,635.7
Fuel gallons consumed per 1,000 ASK	8.7	8.9	10.0
Total fuel costs (US$ thousands)	3,947,220	3,882,505	1,487,776
Cost per gallon (US$)	3.3	3.8	2.2
Total fuel costs as a percentage of total operating expenses	37.2%	40.3%	23.9%
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
The fuel supply agreements vary by airport and are distributed among 25 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (42%), Chile (15%), the United States (10%), Peru (12%) and Colombia (7%). In 2021, as part of the Chapter 11 proceedings and due to the expiration of some Fuel Supply contracts, we negotiated fuel supply in Chile, Perú, USA, Brazil, Argentina and certain major European airports. This negotiation strengthened our relations with global fuel suppliers with long term agreements and LATAM obtained generally favorable commercial conditions. In 2023, the fuel supply contracts that were part of long term agreements negotiated in Chapter 11 continued to be in effect, some of them without inflation escalation, putting LATAM in a favorable competitive position. In addition, during 2023 LATAM re-negotiated fuel supply contracts in Brazil, which improved the credit terms of such contracts, reaching better conditions than pre-pandemic, Chile, Peru, Argentina and major European airports, continuing to strengthen its commercial relationship with suppliers.
In Chile and Peru, a fuel import model is used in addition to the traditional local refinery supply, creating a more competitive market and ensuring our supply with different sources. During 2018 we implemented the fuel import model in Brazil, by creating a jet fuel import project that will allow imported jet fuel to reach the Terminal of San Sebastian in São Paulo and move from there to Guarulhos, São Paulo’s International Airport. LATAM was awarded pipeline capacity to move product from the Terminal into Guarulhos and became the first airline to do so. In 2019, refinery prices in Brazil stabilized as a result of the fuel import project from LATAM. During 2019 LATAM also worked along with the Latin American and Caribbean Air Transport Association (“ALTA”) to ensure a more competitive refinery price in Uruguay and reached an agreement that lowered its price by approximately 50 cents per gallon and which achieved competitive parity with the rest of the region. During 2020, LATAM worked along with IATA and ALTA in initiatives and financial incentives to help the industry during the crisis, and managed to accomplish a significant price reduction for international prices in Bolivia and a VAT reduction for domestic flights in Colombia. During 2022 and 2023, the political environment in Europe resulted in a decrease of jet fuel refining and lack of product, and although the region did not suffer any disruption, it saw an increase in international freight prices and therefore resulted in higher import parity costs for the countries that have that pricing model (Chile, Peru, Brazil, for example).

As part of a comprehensive energy efficiency initiative, LATAM group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:
•Investments in more modern and efficient aircraft, such as the Boeing 787, the Airbus A320neo and the Airbus A321neo. An investment has been carried out to perform retrofits to a portion of our Airbus A320 fleet, allowing more efficient standard operational procedures. As of December 31, 2023, 88 Airbus aircraft of the A320-family remain to be received with deliveries scheduled between 2024 and 2030 and 5 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries scheduled between 2027 and 2028.
•Weight reduction measures, such as minimizing unnecessary onboard water, using ultra-light service carts, optimizing fuel according to destination, improving the distribution of weight to have an optimal center of gravity and the improvement of freight factor (the combination of passenger and cargo services). During late 2019 and early 2020, the in-flight magazine was removed from all aircraft, reducing nearly 50 kg from each flight. In addition, work with local authorities in Brazil have allowed for changes in fuel policy regulations, reducing unnecessary route reserve fuel. During 2023, LATAM fuel policy was standardized in the whole region, due to some changes in fuel policy regulations in the Spanish speaking countries where the group operates, reducing the unnecessary route reserve fuel in these countries, as well as in Brazil, where it had already been applied.
•As of 2019, LATAM deployed LATAM Pilot Tools, an in-house developed mobile app. This app allows personalized feedback to flight crews, focusing on captain fuel requests and usage, and ground fuel consumption, among other efficiency and safety indicators. As of December 2019, fuel efficiency initiatives were added to the pilot app, giving more visibility to their KPIs and adding significant savings. During 2023, new capabilities have been developed in order to improve the user experience for pilots, allowing them to explore in more detail their indicators, and motivating them in matters of fuel efficiency and sustainability.
•Standardized operational procedures on every stage of the flight (taxiing, climb, cruise, approach and landing); for example, changes in climb profiles that generate savings with minimum changes in the workload of the flight crew, or minimizing the use of the auxiliary power unit when aircraft is on the ground.
•Monitoring maintenance and performance of the fleet, including frequent engine washes, which allow more efficient combustion of fuel and reduce emissions in airport areas.
•Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates on them that improve fuel consumption.
•Improvements of the flight plan management, including continuous feedback using a post flight analysis tool called Full Tracks developed by the Fuel Team with the support and collaboration of Operations and Safety. This tool allows us to better program and optimize our flight plans. During 2019, we implemented policy changes, optimizing fuel planning according to destination, standardizing policies for all dispatch centers, allowing for centralized performance tracking and unified criteria. During 2023, operational parameters were reviewed with the objective of maximizing tankering. Finally, due to the arrival of a large number of A320neo and A321neo aircraft during 2023, the Tail Assignment tool further optimized the use of our fleet.
•During 2020, in the context of the COVID-19 pandemic, operational parameters flight speed/fuel cost relations (Cost Index) were revised to take into account the new variable cost structure, thus generating optimal Cost Indices for each aircraft to assure the most efficient operation. Regarding flight planning, route optimization was introduced, given the overflight cost reduction presented by some governments, hence allowing for shorter trajectories to be flown between long haul city pairs.
•Since 2020, we work together with the Advanced Analytics department in order to generate machine learning models, allowing more accurate weight and extra fuel forecasts, as well as the flight route optimization. The department will continue working in this line in order to generate more tools for flight dispatch planning and even for pilots that give them critical recommendations both in flight plan and during flight that directly influence fuel consumption.

•During 2022 LATAM implemented the new software from Airbus DPO (Descent Profile Optimization), optimizing the landing trajectory in 200 A320 airplanes. For each year, each airplane is expected to reduce 300 tons of CO2 emissions and 100 tons of fuel consumption.
•As a consequence of the COVID-19 pandemic, governments established some operational restrictions related to the efficient Auxiliary Power Unit (also known as “APU”) and air packs usage during on ground, taxiing and in flight operations. Between 2020 and the first months of 2022, the fuel consumption of these units increased considerably, and LATAM began conversations with the governments to remove the restrictions, getting back to the pre-pandemic conditions.
•During 2023, LATAM incorporated new air conditioning units (“ACU”) and ground power units (“GPU”), and worked closely with ground handling, airports and operations team in order to significantly surpass the pre-pandemic performance level.
•In 2023, we implemented the IATA Service Level 2 procedure which allowed a more efficient and punctual operation of our aircraft.
As a result of LATAM’s continuous commitment with sustainability, LATAM Airlines Group was recognized between 2014 and 2019 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency (due to LATAM Airlines Group and several of its affiliates filing for Chapter 11 and the LATAM ADRs delisting from the New York Stock Exchange, the group was not eligible to be considered for the Dow Jones Sustainability Index between 2020, 2022 and 2023). The magnitude of this program has allowed us to reduce operational costs along with the improvement of environmental performance, and to enhance environmental awareness both within the Company and externally.
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
In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (LATAM Pass) and other miscellaneous income. In 2023, LATAM generated other income of US$148.6 million from these activities.
Insurance
LATAM maintains aviation insurance policies as required by law, aircraft financing, and leasing agreements, for its entire fleet (aircraft that LATAM and its affiliates own, operate, and are responsible for).

These policies provide coverage for aircraft hulls (including war risks and spares), third-party legal liability, cargo, baggage, injuries, property damage, and loss of cargo. LATAM’s policies are in full force and are renewed annually along with IAG Group (British Airways, Iberia and their affiliates), which allows LATAM to obtain better premiums and improved coverage at the best level of the aviation industry.
LATAM also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. In general, LATAM’s vehicles are insured against the risk of robbery, damages, fire, and civil and general liabilities. Additionally, LATAM maintains a casualty insurance policy that provides coverage worldwide.
Information and Digital Technologies
During 2021 and 2022, LATAM successfully launched a new website and mobile app to help customers complete their purchases in less time than it took before, and manage payments, refunds and compensations through a digital wallet, all while seeking to strengthen its ancillary offering. As a result, in 2023, 9 out of 10 passengers who had an involuntary change to their itineraries (cancellations, delays, among others) used a digital channel to manage those changes, while 8 out of 10 passengers who made a voluntary change in their itineraries used a digital channel to manage them. As of December 31, 2023, 80% of the refunds were managed through the website and 96% of them were paid within the promised SLA ("Service Level Agreement").
On the other hand, improvements in customer experience and service led to an increase in our Digital Net Promoter Score (NPS) of 11 percentage points compared to 2022, reaching 61 percentage points as of December 31, 2023.
During 2023, LATAM continued to work on positioning latam.com as a single marketplace for all travel needs and increasing the sale of air ancillaries and packages. In this regard, during 2023 LATAM reached an annual market penetration of 57%, and successfully launched the IATA’s New Distribution Capability (“NDC”) standard.
During 2022, our focus was on expanding airport digitization with several projects that positively impacted our customers’ experience, such as automatic check-in (used by more than 91% of our customers), self-bag tag (used by more than 78% of our customers) and advancing with self-bag drop implementation (used by more than 54% of our customers in 26 airports).
LATAM has also incorporated a dedicated analytics and AI taskforce, focused on network optimization and flight offer personalization, fuel consumption and predictive maintenance.
In addition, LATAM has periodic reviews by internal and external advisors in cybersecurity and data protection. LATAM believes that is in alignment with best international practices and approved industry standards such as SOx (Sarbanes-Oxley Law), ISO/IEC 27001, CSF NIST and PCI-DSS (Payment Card Industry Data Security Standard, GDPR (General Data Protection Regulation - Europe) and LGPD (General Data Protection Law - Brazil), Data Protection - Colombia (Law No. 1581, 2012, and Decree No. 1377, 2013), and other local data privacy laws of each country where LATAM group operates. Also, LATAM carries out continuous self-assessments in matter of protection and privacy data that enhances effectivity of the company’s internal controls.
LATAM has been preparing itself for cybersecurity challenges, committing resources to tools and capabilities. We have also made progress on improving our systems reliability, by adopting industry practices. Finally, we have reduced our technology vendor footprint, and re-negotiated key contracts to ensure flexibility and cost efficiency. For more information see “Item 16.K Cybersecurity Management and Strategy.”
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
In Chile, Brazil, Colombia, Ecuador, Peru, among others, aircraft must comply with certain noise restrictions. LATAM’s aircraft substantially comply with all such restrictions, having implemented at least the standard known as “Stage 3 Requirements” across its fleet.
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
Route Rights
Domestic Routes: Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the DGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012, the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed in November 2013, and has been in force since that date.
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
International route rights, as well as the corresponding landing rights, are derived from a variety of air transportation agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In October 2023, a public auction was held by JAC for 13 international frequencies for the Santiago – Lima route where three Chilean airlines participated, LATAM won ten of thirteen, for which we paid US$ 315.000.
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
Route Rights
Domestic Routes: Peruvian airlines are required to obtain permits in connection with carrying passengers or cargo on any domestic routes and to comply with the technical and legal requirements established by the PDGAC. Non-Peruvian airlines are not permitted to provide domestic air service between destinations in Peru.

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
International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it in compliance with different designation rules for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route. In recent years the PDGAC has revoked the unused route frequencies of several Peruvian operators.
Ecuador
Aeronautical Regulation
There are two institutions that control commercial aviation on behalf of the State: (i) The Consejo Nacional de Aviación Civil (“CNAC”), which directs aviation policy; and (ii) the Dirección General de Aviación Civil (“DGAC”), which is a technical regulatory and control agency. The CNAC issues operating permits and grants operating concessions to national and international airlines. It also issues opinions on bilateral and multilateral air transportation treaties, allocates routes and traffic rights, and approves joint operating agreements such as wet leases and shared codes.
Fundamentally, the DGAC is responsible for:
•ensuring that the national standards and technical regulations and international ICAO standards and regulations are observed;
•keeping records on insurance, airworthiness and licenses of Ecuadorian civil aircraft;
•maintaining the National Aircraft Registry;
•issuing licenses to crews;
•controlling air traffic control inside domestic air space;
•approving shared codes; and
•modifying operations permits.
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

Airfare Pricing Policy
On October 13, 2011, The Statutory Law of Regulation and Control of the Market Power was passed with a purpose to avoid, prevent, correct, eliminate and sanction the abuse of economic operators with market power, as well as to sanction restrictive, disloyal and agreements involving collusive practices. This Law creates a new public entity as the maximum authority of application and establishes the procedures of investigation and the applicable sanctions, which are severe. Rates are not regulated and are subject only to registration. In general, bilateral treaties regarding air transportation allow for airfares to be regulated by the regulation of the country of origin.
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
LATAM Airlines Brazil has obtained and maintains the necessary authority from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from ANAC, the continuation of which is subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.
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
Antitrust Regulation
Chile
The Chilean antitrust authority, which we refer to as the National Economic Prosecutor Office (“FNE” by its Spanish name), oversees and investigates antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the “Antitrust Law.” The Antitrust Law considers as anticompetitive, any conduct that prevents, restricts or hinders competition, or sets out to produce said effects.
The Antitrust Law continues by giving examples of the following anticompetitive conducts: (i) cartels; (ii) abuse of dominance; and (iii) interlocking. The Antitrust Law defines abusive practices as (i) the abusive exploitation by an economic agent, or a group thereof, of a dominant position in the market, fixing sale or purchase prices, the imposition to acquire a specific product within a sale, allocating territories or market quotas or imposing similar abuses on other competitors; and (ii) predatory practices, or unfair competition, carried out with the purpose of reaching, maintaining or increasing a dominant position in the market.
An aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Antitrust Court (the “TDLC” by its Spanish name). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) the amendment or termination of acts and contracts; (ii) the amendment or dissolution of legal entities involved in the infringement; and/or (iii) the imposition of a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company; or when none of these alternatives can be applied, a fine up to approximately US$50 million (60,000 UTA).
On August 17, 2023 Chilean Law No. 21,595 (the Economic Crimes Act, or “ECA”) was published in the Official Gazette. The ECA became effective on such same date with respect to individuals and will come into effect with respect to legal entities (e.g., such as LATAM Airlines Group) on September 1, 2024.
Among other things, the ECA considerably modifies the current regulation of criminal liability applicable to legal entities, including the following:
1.The ECA expands the list of criminal offenses that can trigger the legal entity’s criminal liability from 20 to around 230 offenses.
2.The ECA expands the individuals capable of triggering criminal liability of a legal entity, which as amended, consist of:
a.Those who hold an office, position or perform duties within the corresponding legal entity.
b.Those who provide services managing the legal entity’s affairs with third parties, with or without representation.
c.Those individuals captured by (a) and (b) above that (i) provide services to another legal entity or (ii) have ownership or stake in such another legal entity in a way that the other legal entity lacks operational autonomy (i.e., an employee of a controlled subsidiary may trigger the criminal liability of the holding company).
3.The ECA adds the appointment by the courts of a supervisor of the legal entity as a potential sanction or protective order that may be adopted during the investigation stage of the criminal procedure. The instructions provided by the supervisor are binding to the company.
4.The ECA will no longer require that the crime be committed in the benefit of the legal entity for the entity to be criminally responsible. The legal entity will only be exempt from this responsibility when the crime is committed exclusively against such legal entity.
5.There will be a special day-rate system of fines for legal entities. In this case, the potentially applicable fines will range from approximately US$725 to US$145 million.

As described above under “—Route Rights—Airfare Pricing Policy,” pursuant to Resolution No. 445 of August 1995, the TDLC approved a merger between LAN Chile and LADECO, but imposed a specific self-regulatory fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This Airfare Pricing Policy Plan was updated by the TDLC particularly to maintain its objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme.

Since October 1997, LATAM and LATAM Chile follow a self-regulatory plan, which was modified and approved by the TDLC in July 2005, and further in September 2011. In February 2010, the FNE closed the investigation initiated in 2007 regarding our compliance with this self-regulatory plan and no further observations were made.

In June 2012, the antitrust authorities in Chile and Brazil each imposed certain mitigation measures as part of their approval of the LAN/TAM merger. Furthermore, the association was also submitted to the antitrust authorities in Germany, Italy, Spain and Argentina. All these jurisdictions granted unconditional clearances for this transaction. For more information regarding these mitigation measures please see below.

On September 21, 2011, the TDLC issued a decision (the “Decision”) with respect to the consultation procedure initiated on January 28, 2011, in connection with the merger between LAN and TAM. The TDLC approved the proposed merger between LAN and TAM, subject to 14 conditions as generally described below:
1.swap certain slots in the Guarulhos Airport at São Paulo, Brazil, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago;
2.extension of the frequent flyer program to airlines operating or willing to operate the Santiago-São Paulo, Santiago-Río de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the merger;
3.execution of interline agreements with airlines operating the Santiago-São Paulo, Santiago-Río de Janeiro and Santiago-Asunción routes;
4.certain capacity and other transitory restrictions applicable to the Santiago-São Paulo route;
5.certain amendments to LAN’s self-regulatory fare plan approved by the TDLC with respect to LAN’s domestic passenger business;
6.the obligation of LATAM to resign to one global airline alliance within 24 months from the date in which the merger becomes effective, except in the case that the TDLC approves otherwise, or to elect not to participate in any global airline alliance;
7.certain restrictions on code-sharing agreements outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, or with Avianca/TACA or Gol for international routes in South America, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements (the “Seventh Condition”);
8.the abandonment of four air traffic frequencies with freedom rights between Chile and Peru, limitations to acquire more than 75% of the air traffic frequencies in that route, and the periods in which air traffic frequencies may be granted to LATAM by the Chilean authorities;
9.issuance of a statement by LATAM supporting the unilateral opening of the Chilean domestic skies (cabotage) and abstention from any actions that would prevent such opening;
10.promotion by LATAM of the growth and normal operation of the Guarulhos (Brazil) and Arturo Merino Benítez (Chile) airports, to facilitate access thereto to other airlines;
11.certain restrictions regarding incentives to travel agencies;
12.to maintain temporarily 12 round trip flights per week between Chile and the United States and at least seven round trip non-stop flights per week between Chile and Europe;
13.certain transitory restrictions on increasing fares in the Santiago-São Paulo and Santiago-Río de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and
14.engaging an independent consultant, expert in airline operations to, in coordination with the FNE, monitor and audit compliance with the conditions imposed by the Decision for 36 months.

Around June 2015, the FNE initiated a legal claim against LATAM before the TDLC alleging that LATAM was not complying with certain mitigation conditions related to the code share agreements with airlines outside LATAM’s global alliance as referenced above in the seventh condition. Although LATAM opposed to this allegation and responded to the claim accordingly, a settlement agreement was reached between the FNE and LATAM (the “Settlement Agreement”). The Settlement Agreement approved by the TDLC on December 22, 2015, terminated the legal proceeding initiated by the FNE and did not establish any violation by LATAM of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Settlement Agreement did establish the obligation of LATAM to amend and terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Settlement Agreement.

On October 31, 2018, the TDLC approved the joint business agreements between LATAM and American Airlines, and between LATAM and International Airlines Group (“IAG”), subject to nine mitigation measures. On May 23, 2019 the Supreme Court of Chile revoked the TDLC decision to approve these agreements, and by the end of 2019 LATAM decided to terminate both agreements.

On October 15, 2019, LATAM Airlines Group was notified that the Chilean Economic Prosecution (Fiscalía Nacional Económica, “FNE”) had commenced an investigation regarding a joint venture agreement entered into between LATAM Airlines Group and Delta Airlines Inc. (“Delta”). On August 13, 2021, Delta and LATAM reached an out-of-court-agreement with FNE to close the investigation and allow the implementation of their joint venture agreement, subject to certain mitigation measures. On October 28, 2021 the settlement was approved by the TDLC. The mitigation measures included, among others, obligations for LATAM to restrict and isolate information exchanges and databases related to joint venture markets, as well as updating the company’s compliance program. The settlement also imposes certain obligations on Delta and on directors to LATAM’s board nominated with Delta’s votes, such as affidavits attesting the independence of LATAM’s directors nominated with Delta’s votes, compliance measures to restrict the exchange of commercially sensitive information, and periodic antitrust training regarding their obligations under the settlement.

Relatedly, on August 12, 2021, LATAM was notified of a resolution issued by the FNE alleging non-compliance of restrictions imposed with respect to certain codeshare agreements. On November 6, 2023, LATAM, Delta Air Lines and FNE reached an out-of-court agreement to amend part of the codeshare agreements, which was approved by the TDLC on December 7, 2023.

Brazil

The CADE approved the LAN/TAM merger by unanimous decision during its hearing on December 14, 2011, subject to the following conditions: (1) the new combined group (LATAM) should leave one of the two global alliances to which it was a part of (Star Alliance or oneworld); and (2) the new combined group (LATAM) should offer to swap two pairs of slots in Guarulhos International Airport, to be used by an occasional third party interested in offering direct non-stop flights between São Paulo and Santiago, Chile. These impositions are in line with the mitigation measures adopted by the TDLC, in Chile.

On February 24, 2021, the CADE approved without remedies the Joint Venture Agreement between Delta Air Lines and LATAM Airlines Group. Previously, in a separate case, the CADE approved without remedies the acquisition by Delta Air Lines of up to 20% of LATAM common shares on March 18, 2020.

Uruguay

On December 14, 2020 the antitrust authority of Uruguay (Comisión de Promoción y Defensa de la Competencia) approved the Joint Venture Agreement between LATAM and Delta Air Lines. The same agreement was filed before the aeronautical authority of Uruguay (the Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica) on September 21, 2020 and approved by default on December 20, 2020, as the timeframe provided by the Aeronautical Code Law to the authority in order to resolve on the matter expired (90 days after filing).

United States

On July 8, 2020 LATAM and Delta Air Lines applied for approval and antitrust clearance of all the agreements related to their Joint Venture Agreement before the U.S. Department of Transportation (“DOT”). On September 30, 2022, the DOT approved the Joint Venture Agreement between Delta Air Lines and LATAM group.

Colombia

On September 4, 2020 LATAM and Delta Air Lines applied for an approval of the Joint Venture Agreement before Aerocivil, which was finally received on May 10, 2021.

C.Organizational Structure
LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of December 31, 2023 is as follows:

Sixth Street Partners (27.91%)	Strategic Value Partners (16.02%)	Delta Air Lines (10.05%)	Qatar Airways (10.03%)	Cueto Group (5.03%)	Others (30.97%)

	TEP Chile S.A.	LATAM Airlines Group Chile

100% non voting shares
	48.96% voting share	51.04% voting share

		HoldCo S.A. Chile			100% non voting share

100% voting share

TAM S.A. Brazil

100%

TLA Brazil

As of December 31, 2023, LATAM group is composed of LATAM Airlines Group, incorporated in Chile, and 9 main operating subsidiaries as follow:

Legal Name	Place of Incorporation	Doing Business as	Ownership (%)[1]

Transporte Aéreo S.A	Chile	LATAM Airlines Chile		100.00%
LATAM Airlines Perú S.A.	Peru	LATAM Airlines Peru		99.81%
LATAM-Airlines Ecuador S.A.	Ecuador	LATAM Airlines Ecuador	Voting	60.00%
			No Voting	100.00%
Aerovías de Integración Regional, Aires S.A	Colombia	LATAM Airlines Colombia		99.23%
TAM S.A	Brazil	LATAM Airlines Brazil[2]	Voting	51.04%
			No Voting	100.00%
Transporte Aéreos del Mercosur S.A.	Paraguay	LATAM Paraguay		94.98%
Lan Cargo S.A	Chile	LATAM Airlines Cargo		99.90%
Linea Aérea Carguera de Colombia S.A.	Colombia	LATAM Cargo Colombia		90.46%
Aerolinhas Brasileiras S.A.	Brazil	LATAM Cargo Brazil		100.00%
(1) Percentage of equity owned by LATAM Airlines Group directly or indirectly through subsidiaries or affiliates.
(2) TAM S.A. include its affiliate TAM Linhas Aereas S.A (“TLA”), which does business under the name “LATAM Airlines Brazil”.
For more information, see Notes 1 and 14 to our audited consolidated financial statements.

D.Property, Plant and Equipment
Chile
Headquarters
Our main corporate facility is located in Las Condes, where we rent 6,750 m2 for our executive offices in a central location of Santiago, Chile. This space is distributed in seven floors along one building.
Maintenance Base
Our 160,000 m2 maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar (12,000 m2), warehouses (10,000 m2), workshops (5,300 m2) and offices (11,000 m2), other spaces (20,000 m2), as well as a 98,000 m2 aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 6,220 m2 of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes.
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
Other Facilities
In São Paulo, LATAM Airlines Brazil has other facilities, including a call center building with 3,199 m2, distributed over five floors (plus a ground floor and a basement) that currently holds about 272 workstations and support rooms (meetings / training / dining room / coordination) of the operations of call center reservations, and other ABSA back office services.
In Guarulhos, LATAM has a total area of approximately 12,649 m2 distributed within the passenger terminal, including areas such as check-in, ticket sales, check-out, operations areas, a VIP Lounge and aircraft maintenance spaces. The Hangar Complex adds an area of 65,080 m². The cargo terminal has 252 m² of office and 17,215 m² of open area. Our distribution center supplies area occupies 3,030 m².

New Facilities
LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2023, including:
1.Delivery of a new Board Room in Hangar II, at Guarulhos airport.
2.Optimization and adaptation to the new quality standards of the São Carlos MRO.
3.Initiation of the project to build a new hangar at MRO in São Carlos with 5,000 m².
4.Obtaining the “Building Accessibility Certificate of the Service Academy”, in compliance with Brazilian regulations.
5.Update of the visual communication at Cargo Terminals.
6.Development of the required infrastructure at Passo Fundo Airport, to enable Passo Fundo as one of LATAM's destinations.
7.Closing of the Juiz de Fora (IZA) and Presidente Prudente (PPB) bases.
Other locations
We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aeroterm, a division of Realterm. For the year ended 2023, we paid US$10.8 million in rent under the foregoing leases.
In February 2014, the Company entered into a lease agreement with Miami-Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual land cost of US$172,080.
Under the lease, we retained the right to construct a hangar facility on the leased premises. The Company completed construction in November 2015 and the hangar has been operational since June 2016. The property has a 15,479 m² aircraft maintenance space, sufficient to house a Boeing 777 aircraft, in addition to a 9,888 m² area designated for office space. Total investment in this hangar in construction and related expenditures by LATAM was US$16.5 million.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.
The summary consolidated annual financial information as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, has been prepared in accordance with IFRS Accounting Standards and has been derived from our audited consolidated annual financial statements included in this annual report. The items included in the financial statements of each of the entities of LATAM Airlines Group and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group and Subsidiaries.
Overview
We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2023, 86.6% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and

12.1% came from our cargo business. The remaining 1.3% was classified as other operating income, which consists primarily of subleases of aircraft to third parties and other miscellaneous income.
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

	For the year ended December 31,
	2023	2022	Var. %
ASKs (million) (at period end)
International	67,514.3	49,575.7	36.2%
SSC	24,970.3	23,384.7	6.8%
Domestic Brazil	44,765.9	40,891.8	9.5%
Total	137,250.5	113,852.2	20.6%

RPKs (million)
International	57,340.2	41,140.5	39.4%
SSC	20,482.0	18,942.6	8.1%
Domestic Brazil	36,184.5	32,504.8	11.3%
Total	114,006.6	92,587.8	23.1%

Passenger load factor (%)
International	84.9	83.0	1.9	p.p.
SSC	82.0	81.0	1.0	p.p.
Domestic Brazil	80.8	79.5	1.3	p.p.
Combined load factor	83.1	81.3	1.8	p.p.
In terms of passengers transported by LATAM, during 2023 we carried 11.4 million more passengers than in 2022, totaling 73.9 million passengers. As of December 31, 2023, passenger traffic increased 23.1% and total passenger capacity increased 20.6%.
As of December 31, 2023, ASKs for domestic operations in Brazil increased by 9.5% compared to the previous year. Passenger traffic as measured by RPKs increased by 11.3% in 2023 with regard to 2022, resulting in a stable passenger load factor, remaining at 80.8%
The domestic operations of our affiliate carriers based in Chile, Colombia, Ecuador and Peru, which accounted for 18.2% of total passenger capacity (measured by ASKs), showed an increase of 8.1% in passenger traffic (measured by RPKs) in 2023 while capacity increased 6.8% as compared to 2022. As a result, the passenger load factor increased by 1.0 percentage points to 82.0%.
The group’s international operations continued to recover notably during 2023. Compared to 2022, capacity in international operations increased by 36.2% and traffic by 39.4% in 2023, resulting in a solid increase of 1.9 percentage points in passenger load factors, which reached 84.9%.

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
As of December 31, 2023, cargo traffic increased by 4.8% relative to the same period in 2022, while cargo capacity increased 14.6% year-over-year, which led to a drop of 4.8 percentage points in cargo load factors to 51.6%. Cargo yield decreased 21.3% year-over-year. As a result, revenues per ATK decreased 28.0% in 2023 compared to 2022.
Cost Structure
LATAM’s costs are largely driven by the size of its operations, fuel prices, fleet costs and exchange rates. Operating expenses are calculated in accordance with IFRS Accounting Standards and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other gains/(losses)” plus “restructuring activities” plus “other expenses,” as shown on our consolidated statement of comprehensive income. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. Restructuring activities expenses are those costs related to the Initial and Subsequent Debtors’ filing for Chapter 11 voluntary protection and associated restructuring. The following is a discussion of the drivers of the most important costs.
As an airline group, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2023, average jet fuel prices decreased by 13.7% compared to 2022. LATAM has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.
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
Fleet related expenses, namely aircraft rentals, aircraft maintenance and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. Generally, these costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates. In 2024, only a small fraction of LATAM’s wide-body fleet will continue to operate on a payment-by-use basis (known as Power-by-the-Hour, “PBH”), as a result of the company’s negotiations with creditors and lessors during its Chapter 11 proceedings.
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
Results of Operations
LATAM Financial Results Discussion: For the year ended December 31, 2023 compared to the year ended December 31, 2022.
The following table sets forth certain income statement data for LATAM, for the year ended December 31, 2023, and December 31, 2022.

	For the year ended December 31,
	2023	2022	2023	2022

	(in US$ millions, except per share data)		As a percentage of total operating revenues		2023/2022 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	10,215.1	7,636.4	87.8%	81.6%	33.8%
Cargo	1,425.4	1,726.1	12.2%	18.4%	(17.4%)
Total revenues	11,640.5	9,362.5	100.0%	100.0%	24.3%

Cost of sales	(8,816.6)	(8,103.5)	(75.7)%	(86.6)%	8.8%

Gross margin	2,824.0	1,259.0	24.3%	13.4%	124.3%
Other income	148.6	154.3	1.3%	1.6%	(3.7)%
Distribution costs	(587.3)	(426.6)	(5.0)%	(4.6)%	37.7%
Administrative expenses	(683.3)	(576.4)	(5.9)%	(6.2)%	18.5%
Other expenses	(532.8)	(531.6)	(4.6)%	(5.7)%	0.2%
Gains/(losses) from restructuring activities	—	1,679.9	—%	17.9%	(100.0)%
Financial income	125.4	1,052.3	1.1%	11.2%	(88.1%)
Financial costs	(698.2)	(942.4)	(6.0)%	(10.1)%	(25.9%)
Foreign exchange gains/(losses)	85.9	26.0	0.7%	0.3%	230.4%
Result of indexation units	5.3	(1.4)	0.0%	—%	(479.4%)
Other gains/(losses)	(91.0)	(347.1)	(0.8)%	(3.7%)	(73.8%)

Income (loss) before taxes	596.5	1,346.0	5.1%	14.4%	(55.7)%
Income tax (expense) / benefits	(14.9)	(8.9)	(0.1)%	(0.1)%	67.9%

Net income (loss) for the year	581.6	1,337.1	5.0%	(95.2)%	(56.5)%

Income (loss) attributable to the parent company’s equity holders	581.8	1,339.2	5.0%	14.3%	(56.6)%

Income (loss) attributable to non-controlling interests	(0.3)	(2.1)	0.0%	—%	(86.6)%

Net income (loss) for the period	581.6	1,337.1	5.0%	(95.2)%	(56.5)%

Earning (loss) per share
Basic earning (loss) per share (US$)	0.00096	0.01386	n.a	n.a	(93.1)%
Diluted earning (loss) per share (US$)	0.00096	0.01359	n.a	n.a	(92.9)%
______________________________________________________
*The abbreviation “n.a.” means not available.
Operating Revenues
Our total revenues increased by 24.3% to US$11,640.5 million for the year ended December 31, 2023 from US$9,362.5 million as of December 31, 2022. The increase in revenues in 2023 was mainly attributable to the 33.8% increase in passenger revenues to US$10,215.1 million in 2023 from US$7,636.4 million in 2022, driven by the increase in passenger traffic by 23.1% (measured in RPKs) with respect to 2022, caused by the continued recovery of the international travel demand.
Cargo revenues decreased by 17.4%, to US$1,425.4 million in 2023 from US$1,726.1 million in 2022. Total cargo capacity increased by 14.6%, in line with the increase in freighter capacity. Cargo traffic increased 4.8%, resulting in a 4.8 percentage point decrease of the cargo load factor. This capacity increase is also explained by the recovery of passenger capacity levels, and the use of their belies for cargo. Cargo yield fell 21.3% year-over-year, as a result, revenues per ATK decreased 28.0% in comparison to the previous year.
Passenger and cargo revenues accounted for 86.6% and 12.1% of total revenues in 2023, respectively.
Cost of Sales
Cost of sales increased by 8.8% to US$8,816.6 million for the year ended December 31, 2023 (from US$8,103.5 million in 2022), mainly due to the 20.6% increase in passenger operations.
The table below presents cost of sales information for the fiscal year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	2023	2022

	In US$ millions		As a percentage of total operating revenues		2023/2022 % change
Revenues	11,640.5	9,362.5	100.0%	100.0%	24.3%
Cost of sales	(8,816.6)	(8,103.5)	(75.7)%	(86.6)%	8.8%

Aircraft Fuel	(3,947.2)	(3,882.5)	(33.9)%	(41.5)%	1.7%
Wages and Benefits	(1,225.2)	(973.7)	(10.5)%	(10.4)%	25.8%
Other Rental and Landing Fees	(1,317.2)	(1,031.5)	(11.3)%	(11.0)%	27.7%
Depreciation and Amortization	(1,102.8)	(1,083.0)	(9.5)%	(11.6)%	1.8%
Aircraft Maintenance	(601.8)	(582.7)	(5.2)%	(6.2)%	3.3%
Passenger Services	(271.8)	(184.4)	(2.3)%	(2.0)%	47.4%
Aircraft Rentals	(91.9)	(202.8)	(0.8)%	(2.2)%	(54.7%)
Other Costs of Sales	(258.6)	(162.9)	(2.2)%	(1.7)%	58.8%
Fuel costs increased by 1.7%, mainly as a result of a 17.5% increase in fuel consumption compared to 2022 attributed to the 20.6% increase in passenger operations during 2023, offset by a 13.7% decrease in average fuel price. During the period ended December 31, 2023, LATAM recognized a gain of US$15.7 million for fuel hedging net of premiums in the costs of sales for the year, compared to a gain of US$18.8 million as of December 31, 2022.
Wages and benefits increased by 25.8%, mainly explained by higher crew and airport staff costs, along with an 10.7% increase in the average number of employees during 2023.
Other rental and landing fees increased 27.7%, mainly due to the increase in the level of passenger operations.
Depreciation and amortization increased by 1.8%, explained by 19 additional aircraft in the operating fleet compared to the end of 2022, offset by the renegotiation of fleet operating lease contracts after the exit from Chapter 11.
Aircraft maintenance increased by 3.3% mainly attributed to a bigger average fleet and the increase in the level of passenger operations.
Passenger services costs increased by 47.4% mainly explained by an increase in the costs of catering and on-board services as a result of the cessation of food delivery restrictions presented until the first months of 2022 due to the COVID-19 pandemic. In addition, the growth in demand caused an increase of 18.3% in the number of passengers transported, mainly in the international segment.

Aircraft rental expenses decreased by US$54.7% to US$91.9 million in 2023, due to a decrease in the number of aircraft under PBH mode. PBH contracts continued to be in place in 2023, as certain wide-body fleet contracts will remain in effect for part of 2024.
As a result of the above, gross margin (defined as revenues minus cost of sales) totaled a profit of US$2,824 million, compared to a profit of US$1,259 million in 2022.
Other Consolidated Results
Other operating income decreased in 2023 by 3.7%, from US$154.3 million in 2022 to US$148.6 million in 2023, mainly due to the cessation of compensation from Delta Air Lines in 2023, associated with the implementation of the Joint Venture Agreement signed in 2019, and partially offset by higher income from sales of spare and rotatable engines of the Airbus A350 and Airbus A320 fleet during 2023.
Distribution costs increased by 37.7%, totaling US$587.3 million, due to an increase in sales commissions plus an increase in fixed costs related with the commercial areas.
Administrative expenses increased by 18.5% from US$576.4 million in 2022 to US$683.3 million in 2023, due to the increase in headcount, plus an increase in marketing expenses. In 2022, LATAM group had an average of 30,872 employees, while in 2023 this was increased to an average of 34,174employees.
Other expenses increased slightly by 0.2% from US$531.6 million in 2022 to US$532.8 million in 2023.
Gain from Restructuring activities had no movements in 2023 given the exit of the Company from Chapter 11 in November 2022.
Financial income decreased by 88.1% from US$1,052.3 million in 2022 to US$125.4 million in 2023, mainly due to the gains on the settlement of certain financial claims in 2022, as well as a reversal of previously recognized accrued interest for financial liabilities that were restructured during 2022, both attributable to the exit from Chapter 11. For more information, please see Note 26 of our audited consolidated financial statements.
Financial costs decreased by 25.9% from US$942.4 million in 2022 to US$698.2 million in 2023, mainly explained by interests recognized during 2022 associated with the DIP financing.
The foreign exchange gain of US$85.9 million in 2023, compared to a gain of US$26.0 million in 2022, was driven mainly by the appreciation of the Brazilian Real during 2023.
Other gains (losses) registered a loss of US$91.0 million in 2023, compared to a loss of US$347.1 million in 2022, principally due to the recognition at net realizable value of A319 family aircraft classified as held for sale during 2023.
The income tax expense for 2023 amounted to US$(14.9) million as compared to an income tax expense of US$(8.9) million in 2022. This difference is mainly explained by a reduction of US$23.4 million in the deferred tax assets and the partial offset of tax losses by US$17.4 million in taxes owed by certain affiliates of the group. For more information, see Note 17 to our audited consolidated financial statements.
Net profit
Net profit for the year ended December 31, 2023 totaled US$581.6 million, compared to a net profit of US$1,337.1 million recorded in 2022. Net profit attributable to the parent company’s shareholders was US$581.8 million in 2023. As a result, LATAM’s accumulated profit as of the year end, LATAM group could distribute dividends in accordance with Chilean law, subject to shareholder approval.

Results of Operations
LATAM Financial Results Discussion: For the year ended December 31, 2022 compared to the year ended December 31, 2021.
The following table sets forth certain income statement data for LATAM, for the year ended December 31, 2022, and December 31, 2021.

	For the year ended December 31,
	2022	2021	2022	2021

	In US$ millions		As a percentage of total operating revenues		2022/2021 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	7,636.4	3,342.4	81.6%	68.4%	23.3%
Cargo	1,726.1	1,541.6	18.4%	31.6%	12.0%
Total revenues	9,362.5	4,884.0	100.0%	100.0%	91.7%

Cost of sales	(8,103.5)	(4,963.5)	(86.6)%	(101.6)%	63.3%

Gross margin	1,259.0	(79.5)	13.4%	(1.6)%	(1683.6)%
Other income	154.3	227.3	1.6%	4.7%	(32.1)%
Distribution costs	(426.6)	(291.8)	(4.6)%	(6.0)%	46.2%
Administrative expenses	(576.4)	(439.5)	(6.2)%	(9.0)%	31.1%
Other expenses	(531.6)	(535.8)	(5.7)%	(11.0)%	(0.8)%
Gains/(losses) from restructuring activities	1,679.9	(2,337.2)	17.9%	(47.9)%	(171.9%)
Financial income	1,052.3	21.1	11.2%	0.4%	4887.2%
Financial costs	(942.4)	(805.5)	(10.1)%	(16.5)%	17.0%
Foreign exchange gains/(losses)	26.0	131.4	0.3%	2.7%	(80.2)%
Result of indexation units	(1.4)	(5.4)	—%	(0.1%)	(157.7)%
Other gains/(losses)	(347.1)	30.7	(3.7%)	0.6%	(1230.6)%

Income (loss) before taxes	1,346.0	(4,084.2)	14.4%	(83.6)%	(133.0)%
Income tax (expense) / benefits	(8.9)	(568.9)	(0.1)%	(11.6%)	(98.4)%

Net income (loss) for the year	1,337.1	(4,653.1)	(95.2)%	(95.3)%	2.0%

Income (loss) attributable to the parent company’s equity holders	1,339.2	(4,647.5)	14.3%	(95.2)%	(128.8%)

Income (loss) attributable to non-controlling interests	(2.1)	(5.7)	—%	(0.1)%	(41.4)%

Net income (loss) for the period	1,337.1	(4,653.1)	(95.2)%	(95.3)%	2.0%

Earning (loss) per share
Basic earning (loss) per share (US$)	0.01386	(7.66397)	n.a	n.a	2.1%
Diluted earning (loss) per share (US$)	0.01359	(7.66397)	n.a	n.a	2.1%
The abbreviation “n.a.” means not available.

Operating Revenues

Our total revenues increased by 91.7% to US$9,362.5 million for the year ended December 31, 2022 compared to revenues of US$4,884.0 million in 2021. The 2022 increase in revenues was mainly attributable to the recovery in air travel and its direct impact on passenger revenues. Passenger and cargo revenues accounted for 81.6% and 18.4% of total revenues in 2022, respectively.

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

The table below presents cost of sales information for the fiscal year ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021	2022	2021

	In US$ millions		As a percentage of total operating revenues		2022/2021 % change
Revenues	9,362.5	4,884.0	100.0%	100.0%	91.7%
Cost of sales	(8,103.5)	(4,963.5)	(86.6)%	(101.6)%	63.3%

Aircraft Fuel	(3,882.5)	(1,487.8)	(41.5)%	(30.5)%	161.0%
Wages and Benefits	(973.7)	(766.2)	(10.4)%	(15.7)%	27.1%
Other Rental and Landing Fees	(1,031.5)	(749.8)	(11.0)%	(15.4)%	37.6%
Depreciation and Amortization	(1,083.0)	(1,073.0)	(11.6)%	(22.0)%	0.9%
Aircraft Maintenance	(582.7)	(533.9)	(6.2)%	(10.9)%	9.1%
Passenger Services	(184.4)	(77.4)	(2.0)%	(1.6)%	138.2%
Aircraft Rentals	(202.8)	(120.6)	(2.2)%	n.a.	n.a.
Other Costs of Sales	(162.8)	(154.9)	(1.7)%	(3.2)%	5.1%

Fuel costs increased by 161%, mainly as a result of a 73.4% increase in average fuel price during the year plus a 50.2% increase in fuel consumption compared to 2021 attributed to the recovery of passenger operations throughout the year.

Wages and benefits increased by 27.1%, explained by an 8% increase in the average number of employees, driven by the incorporation in areas directly linked with the operations such as crew members and airport staff, in addition to the inflationary pressures in the region.

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

As a result of the above, gross margin (defined as revenues minus cost of sales) totaled a gain of US$1,259 million, compared to a loss of US$79.5 million in 2021.

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

Administrative expenses increased 31.2% from US$439.5 million in 2021 to US$576.4 million in 2022, due to the increase in headcount, plus an increase in marketing expenses and administration expenses related to commissions of payment methods. In 2021, LATAM group had an average of 28,429 employees, while in 2022 this was increased to an average of 30,877 employees.

Other expenses decreased slightly by 0.8% from US$535.8 million in 2021 to US$531.6 million.

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
U.S. Dollar Presentation and Price-Level Adjustments
General
Foreign currency transactions
(a)Presentation and functional currencies
The items included in the financial statements of LATAM Airlines Group and each of the subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group and Subsidiaries.
(b)Transactions and balances
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
(c)Adjustment due to hyperinflation
After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.
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
(d)Group entities
The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements of LATAM, which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:
(i)Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;
(ii)The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and
(iii)All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) on currency translation, before tax.”
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
Effects of Exchange Rate Fluctuations
Our functional currency is the U.S. dollar for the pricing of our products, composition of our balance sheet and effects on our results of operations. In 2023, approximately 42% of our revenues were in U.S. dollars or in currencies pegged to the U.S. dollar and approximately 70% of our expenses were denominated in dollars or pegged to the U.S. dollar, particularly fuel costs, landing and over-flight fees, aircraft rentals, insurance and aircraft components and supplies.
A substantial majority of our liabilities are denominated in U.S. dollars (70.3% as of December 31, 2023), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2023, 73.4% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.
Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$85.9 million in 2023, compared to a net foreign exchange gain of US$26.0 million in 2022, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses)”. For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.
Critical Accounting Policies
The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:
(a)Impairment of Intangible asset with indefinite useful life.
(b)Depreciation expense and impairment of Properties, Plant and Equipment.
(c)Recoverability of deferred tax assets.
(d)Air tickets sold that will not be finally used.
(e)Valuation of the LATAM miles and points awarded to the holders of the loyalty programs, pending use.
(f)Legal Contingencies.
(g)Leases

See Note 4 (Accounting estimates and judgments) to our audited consolidated financial statements for a full description of our critical accounting policies.
IFRS Accounting Standars / Non-IFRS Accounting Standars Reconciliation
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

	2023	2022	2021
Cost per ASK
Operating expenses (US$ thousands)	10,619,974	9,638,086	6,230,623
Divided by ASK (million)	137,250.5	113,851.9	67,635.7
= Cost per ASK (US$ cents)	7.74	8.47	9.21

Cost per ASK excluding fuel price variations
Operating expenses (US$ thousands)	10,619,974	9,638,086	6,230,623
- Aircraft fuel (US$ thousands)	3,947,220	3,882,505	1,487,776
Divided by ASK (million)	137,250.5	113,851.9	67,635.7
= Cost per ASK excluding fuel price variations (US$ cents)	4.86	5.06	7.01
Other Operating Measures
LATAM uses revenues per ASK or ATK, as applicable, in analyzing revenues on a per unit basis. To obtain unit revenues, we divide our passenger revenues by our total ASKs and our cargo revenues by our total ATKs. We use our revenues as defined under IFRS Accounting Standards for purposes of the calculation of this metric. Revenues per ASK or ATK, as the case may be, do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. This metric is not an IFRS Accounting Standards measure of performance or liquidity. It should not be considered in isolation or as a substitute for revenues or as indicators of performance or cash flows as a measure of liquidity.
The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	2023	2022	2021
Passenger Revenues (US$ thousands)	10,215,148	7,636,429	3,342,381
ASK (million)	137,250.5	113,851.9	67,635.7
Passenger Revenues/ASK (US$ cents)	7.44	6.71	4.94
Cargo Revenues (US$ thousands)	1,425,393	1,726,092	1,541,634
ATK (million)	7,171.0	6,255.7	4,788.1
Cargo Revenues/ATK (US$ cents)	19.88	27.59	32.20
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
Operating Data
The table below presents LATAM’s unaudited operating data as of and for the year ended December 31, 2021, December 31, 2022 and December 31, 2023. LATAM believes this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended and as of December 31,
Operating Data	2023	2022	2021
ASKs (million)	137,250.5	113,851.9	67,635.7
RPKs (million)	114,006.6	92,587.8	50,316.5
ATKs (million)	7,171.0	6,255.7	4,788.1
RTKs (million)	3,704.0	3,532.5	3,034.9
B.Liquidity and Capital Resources
LATAM’s cash and cash equivalents amounted to US$1,714.8 million as of December 31, 2023, US$1,216.7 million as of December 31, 2022, and US$1,046.8 million as of December 31, 2021. The company did not have short-term marketable securities as of December 31, 2023, whereas it had US$0.3 million as of December 31, 2022 and US$0.3 million as of December 31, 2021. LATAM’s cash and cash equivalents and marketable securities totaled US$1,714.8 million as of December 31, 2023, US$1,217.0 million as of December 31, 2022 and US$1,047.2 million as of December 31, 2021.
The US$497.8 million increase in cash and cash equivalents and marketable securities from 2022 to 2023 can be explained by an increase in the cash flow from operations, which amounted to US$2,263.6 million.
The US$169.8 million increase in cash and cash equivalents and marketable securities from 2021 to 2022 can be explained mainly by the successful exit from Chapter 11 with a solid financial position and the recovery in air travel demand after the COVID-19 pandemic, offset by the increase of capital expenditures in the operation given to the recovery of passenger traffic.
Cash position and liquidity
The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2023, 2022 and 2021 and our total cash position as of December 31, 2023, 2022 and 2021.

	2023	2022	2021

	(in US$ million)
Net cash flow from operating activities	2,263.6	96.8	(174.2)
Net cash flow from (used in) investing activities	(659.5)	(749.0)	(552.5)
Net cash flow from (used in) financing activities	(1,150.2)	855.0	109.6
Effects of variation in the exchange rate on cash and cash equivalents	44.2	(33.0)	(31.9)

Cash and cash equivalents at the beginning of the year	1,216.7	1,046.8	1,695.8
Cash and cash equivalents at the end of the year	1,714.8	1,216.7	1,046.8
As of December 31, 2023 in addition to cash and cash equivalent, LATAM has US$1,100 million related to two undrawn Revolving Credit Facilities.

Net cash flows from operating activities
Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2023 increased by US$2,166.8 million, from US$96.8 million in 2022 to US$2,263.6 million in 2023, mainly explained by a better operating margin, which was driven by the economic recovery in the domestic and international markets and LATAM’s ongoing cost efficiency initiatives.
Net cash inflows from operating activities in 2022 increased by US$271.0 million, from US$(174.2) million to US$96.8 million, mainly due to an increase in operations (a 68% increase in ASKs operated compared to 2021) thanks to the recovery of the operation and the lifting of the most severe travel restrictions across the region.
Net cash flow used in investing activities
Net cash used in investing activities in 2023 decreased to US$659.5 million from US749.0 million in 2022. The decrease is mainly due to an increase in the interest income explained by higher interest rates, which offset the cash outflow in investment activities during that period.
Net cash used in investing activities in 2022 increased to US$749.0 million from US$552.5 million in 2021. The increase is mainly due to improvements in operations following the recovery of passenger traffic after a significant decrease in the number of travelers due to the COVID-19 pandemic, which implied an increase in investing activities including maintenance activities and purchase of spare components.
Net cash flows used in financing activities
In 2023, net cash in financing activities amounted to US$(1,150.2) million, a decrease of US$2,005.2 million from the US$855.0 million in cash used in financing activities in 2022.
During 2023, the company paid US$342.0 million in loan repayments, a decrease of US$9,425.9 million compared to US$9,767.9 paid in 2022, explained mainly by the emergence from Chapter 11 and certain increased payments related to the debtor-in-possession ("DIP") financing. In 2023, we did not issue new debt, whereas in 2022 we issued US$7,988.4 million principal amount of new debt.
In 2022, net cash in financing activities amounted to US$855.0 million, an increase of US$745.3 million from the US$109.6 million in cash used in financing activities in 2021. The company paid US$9,767.9 million in loan repayments, an increase of US$9,304.8 million explained mainly by the emergence from Chapter 11 and certain increased payments related to the DIP financing. Total debt issuances in 2022 amounted to US$7,988.4 million, an increase of US$7,196.7 million compared to US$791.1 million issued in 2021. In 2022, LATAM acquired equity instruments totaling US$3,751.8 million as part of its successful emergence from Chapter 11 bankruptcy proceedings.
Sources of financing
Fleet Financing
LATAM typically finances the fleet with long-term loans covering between 80% and 100% of the net purchase price. It also finances our aircraft under sale and leaseback arrangements and operational leases in order to add flexibility to the fleet. For more information regarding fleet financing, please refer to the information below and to “—Contractual Obligations—Long Term Indebtedness.”
From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of cargo or ticket receivables or the securitization of fleet and engines.
Revolving Credit Facilities
As of December 31, 2023, the Company has US$ 1,100 million fully committed and available from the undrawn Revolving Credit Facility. The available revolver capacity consists of two lines of credit: one for US$ 600 million and another for US$ 500 million.

Capital expenditures
Capital expenditures are related to the acquisition of aircraft, maintenance CAPEX, restocking of parts, IT-related CAPEX, fleet projects such as cabin retrofits, cargo freighter conversions, and certain other strategic projects. LATAM’s capital expenditures are recorded in the cash flow statement through the following lines: Purchase of Property, Plant and Equipment, Purchases of Intangible Assets, and partially in Payments to Suppliers for the Supply of Goods and Services (Payments of Leased Maintenance). See “-Sources of financing” above.

	Capital expenditures, as of December 31 of each year
	2023	2022	2021

	(in US$ millions)
Purchase of Property, Plant and Equipment	(795.8)	(780.5)	(597.1)
Purchases of Intangible Assets	(68.1)	(50.1)	(88.5)
Payments of Leased Maintenance	(294.5)	(149.1)	(163.7)
The following chart sets forth LATAM’s estimated capital expenditures for the calendar years 2024 to 2026, which are subject to change and may differ from the actual capital expenditures. Pre-delivery-payments ("PDPs") and Non-fleet CAPEX, as shown in the table below, represent estimated cash out flows for the Company that will be recorded in the Net cash flow from (used in) investing activities under the Property Plant and Equipment and Purchases of Intangible Assets and in the Net cash flow from operating activities in the case of the maintenance related to the operating leases.

	Estimated capital expenditures by year, as of December 31, 2023
	2024	2025	2026

	(in US$ millions)
PDPs (1)	(91)	(20)	(322)
Non-fleet CAPEX (2)	(1,402)	(1,182)	(1,196)
_____________________________________________________
(1)Represents pre-delivery payments made by LATAM, or inflows received by LATAM after the delivery of the aircraft is made.
(2)Non-fleet CAPEX includes estimates of capital expenditures on spare engines and parts, maintenance of fleet, projects and others, plus purchases of intangible assets.
Fleet commitments are presented in the table below as the purchase price from manufacturers and the present value of the fleet commitments from lessors to be received under operating lease agreements, as per IFRS 16.

	Estimates by year, as of December 31, 2023
	2024	2025	2026

	(in US$ millions)
Fleet Commitments (1)	(511)	(1,209)	(757)
______________________________________________________
(1)The number of aircraft included in Fleet Commitments calculation includes all the committed deliveries (from manufacturers and lessors) with estimates regarding current scheduled delivery dates.
In general, LATAM evaluates financing alternatives to meet its fleet commitments and therefore the amounts presented are not necessarily indicative of a cash outflow and depending on the type of lease agreement (operating or financial lease), the Cash Flow Statement will record fleet delivery differently: for financial leases, cash out will be recorded in the Net cash flow from (used in) investing activities based on the purchase price of the aircraft. However, aircraft arriving under an operating lease do not represent a cash outflow upon their arrival, but rather represent the recognition of a right-of-use asset and a lease liability, and therefore, will not be recorded in the Cash Flow Statement as per IFRS Accounting Standards rules.
Long Term Indebtedness
As of December 31, 2023, the average interest rate of our total financial debt was 10.7%. Out of the total financial debt, approximately 50% accrues interest at a fixed rate (through a stated fixed interest rate) or is subject to interest rate caps.
As of December 31, 2023, LATAM had US$4.0 billion in nominal financial debt liabilities. Of this amount, there are no remaining disputed claims.
Secured Debt
Aircraft Debt
1.ECA/EX-IM: Bank loans & bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2023, the total outstanding amount under these facilities was US$497 million.
2.Commercial Bank Loans: As of December 31, 2023, secured commercial bank loans debt totaled US$585 million.
3.Tax Leases: LATAM has secured debt through Tax Structures with a call option. As of December 31, 2023, the outstanding obligations under these tax leases were US$188 million.
Non Aircraft Debt
1.Term Loan B Facility: On October 18, 2022, LATAM Airlines Group, together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued a five-year term loan facility of US$ 1,100 million with an interest rate, at LATAM’s election, of either (i) Adjusted Term SOFR plus an applicable margin of 9.5%, or (ii) ABR, plus an applicable margin of 8.5%. As of December 31, 2023, the outstanding amount under the Term Loan B Facility was US$ 1,089 million.
2.Senior Secured Notes: On October 18, 2022, LATAM Airlines Group, together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued (i) senior secured notes due 2027 for an aggregate principal amount of US$450 million with a coupon of 13.375% and (ii) senior secured notes due 2029 for and aggregate principal amount of US$ 700 million with a coupon of 13.375%. As of December 31, 2023, the outstanding amount under the Senior Secured Notes was US$1,150 million.
3.Spare Engine Facility: On November 3, 2023, LATAM Airlines Group, acting through its Florida branch, issued a five-year credit facility guaranteed by spare engines for a principal amount of US$275 million. As of December 31, 2023, the outstanding amount under the Spare Engine Facility was US$267 million. The Spare Engine Facility matures in November 2027.
4.Other Guaranteed Obligations: As of December 31, 2023, LATAM's outstanding debt with the EXIM Bank was US$99 million. This debt is derived from the sale of old aircraft, where the sale price was less than the debt outstanding, which left a shortfall financed by EXIM Bank and now guaranteed indirectly by other EXIM aircraft. This facility matures in November 2029.
For a detailed description of the non-aircraft debt, please see Note 31 (Commitments) in our audited consolidated financial statements.
Unsecured Debt
1.Local Bonds: On September 5, 2022, LATAM Airlines Group registered with the Comisión para el Mercado Financiero, the Chilean local regulator, local bonds in the aggregate amount of UF 3,818,042 comprised of the Series F Bonds (BLATM-F), with a maturity in 2042 and a coupon of 2%. As of December 31, 2023, the outstanding amount of Local Bonds was US$160 million.

As of December 31, 2023, we had purchase obligations with Airbus and Boeing totaling US$15.7 billion (according to manufacturer’s list price), with deliveries scheduled between 2024 and 2030, as set forth below:
•Narrow-body passenger aircraft deliveries (Airbus A320-family): 88 aircraft.
•Wide-body passenger aircraft deliveries (Boeing 787-9): 5 aircraft.
Leases
2023 Fleet Additions
During 2023, LATAM completed the addition of the following wide-body aircraft:
•Five Boeing 787-9 through operating leases.
During 2023, LATAM completed the addition of the following narrow-body aircraft:
•Seven Airbus A321neo through operating leases, eight Airbus A320neo through operating leases and ten Airbus A320 through operating leases.
2022 Fleet Additions
During 2022, LATAM completed the addition of the following wide-body aircraft:
•Four Boeing 787-9 through operating leases.
During 2022, LATAM completed the addition of the following narrow-body aircraft:
•Four Airbus A320neo through operating leases and one Airbus A320 through a short term lease.
In connection with our outstanding secured and unsecured debt, we may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

C.Research and Development, Patents and Licenses, etc.
LATAM has been registered and/or renewed in Argentina, Australia, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, European Union, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, South Korea, , Uruguay, the United States, United Kingdom and Venezuela; LATAM AIRLINES has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, China, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, European Union, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Panama, Paraguay, Peru, South Korea, Spain, Taiwan, United Kingdom, Uruguay and Venezuela.
LATAM AIRLINES ARGENTINA has been registered and/or renewed in Argentina; LATAM AIRLINES COLOMBIA has been registered and/or renewed in Colombia; LATAM AIRLINES ECUADOR has been registered and/or renewed in Ecuador; LATAM AIRLINES PARAGUAY has been registered and/or renewed in Paraguay and LATAM AIRLINES PERU has been registered and/or renewed in Peru.
LAN has been registered and/or renewed in Chile, Mexico, United Kingdom and the European Union; LAN AMERICA has been registered and/or renewed in Bolivia; LAN BOLIVIA has been registered and/or renewed in Bolivia; LAN CHILE has been registered and/or renewed in Chile; LANPERU has been registered and/or renewed in Costa Rica; LAN PERU has been registered and/or renewed in Brazil; TAM has been registered and/or renewed in Mexico and Peru; LANTAM GRUPO LATAM AIRLINES has been registered and/or renewed in Ecuador.
LATAM CORPORATE has been registered and/or renewed in Argentina, Bolivia, Colombia, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union, United Kingdom and Uruguay. LATAM LINEAS AEREAS has been registered and/or renewed in Argentina,

Chile, Colombia, Ecuador and Peru; LATAM MRO has been registered and/or renewed in Argentina; Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States and Venezuela.
LATAM CARGO has been registered and/or renewed and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM CARGO BRASIL has been registered and/or renewed in Brazil; LATAM CARGO COLOMBIA has been registered and/or renewed in Colombia; LINEA AEREA CARGUERA DE COLOMBIA has been registered and/or renewed in Colombia; LATAM CARGO MEXICO has been registered and/or renewed in Mexico; LAN CARGO MEXICO has been registered and/or renewed in Mexico; ABSA has been registered and/or renewed in Chile; LAN CARGO COLOMBIA has been registered and/or renewed in Colombia; LAN ECUADOR has been registered and/or renewed in United Kingdom and the European Union; TAM CARGO been renewed in Brazil; TAM CARGO CONVENCIONAL has been registered and/or renewed in Brazil.
LATAM FIDELIDADE has been registered and/or renewed in Argentina, Australia, Brazil, Chile, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, United Kingdom, Uruguay and the United States; FIDELIDAD has been registered and/or renewed in Argentina; FIDELIDADE has been registered and/or renewed in Argentina; FIDELIDAD TAM has been registered and/or renewed in Paraguay; FIDELIDADE TAM has been registered and/or renewed in Paraguay.
LATAM PASS has been registered and/or renewed in Argentina, Australia, Bolivia, Brazil, Chile, Canada, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM PASS MILES has been registered and/or renewed in New Zealand and Australia; LAN PASS has been registered and/or renewed in Chile.
LATAM TOURS has been registered and/or renewed in Argentina, Chile, Colombia, Ecuador and Peru; LATAM TRADE has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, European Union, United Kingdom and Uruguay; LATAM TRAVEL has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM TRAVEL SOLUTIONS has been registered and/or renewed in Panama; LATAM VIAGENS has been registered and/or renewed in Brazil; TAM VIAGENS been renewed in Brazil. TAM VACATIONS been renewed in Argentina and Brazil; DESTINOS LANTOURS has been registered and/or renewed in Peru.
LATAM, JUNTOS MÁS LEJOS has been registered and/or renewed in Argentina, Chile, and Ecuador; LATAM, TOGETHER, FURTHER has been registered and/or renewed in Australia, New Zealand, United Kingdom and the European Union.
LATAMPLAY has been registered and/or renewed in Argentina, Brazil, Chile, Colombia and Ecuador; LATIN AIRLINE NETWORK has been registered and/or renewed in Chile; LIBREVOLADOR has been registered and/or renewed in Bolivia, Chile, Ecuador, Paraguay and Peru; LIBREVOLADORES has been registered and/or renewed in Bolivia, Chile, Ecuador, Paraguay and Peru; LIDERES DEL SERVICIO has been registered and/or renewed in Argentina.
LATAM AIRLINES, SANS FRONTIÈRES has been registered and/or renewed in France; LATAM AIRLINES, GRENZENLOS has been registered and/or renewed in Germany; LATAM AIRLINES, SIN FRONTERAS has been registered and/or renewed in Spain; LATAM, SIN FRONTERAS has been registered and/or renewed in Honduras; LATAM AIRLINES, SENZA FRONTIERE has been registered and/or renewed in Italy.
LATAM, SOSTENIBILIDAD: UN DESTINO NECESARIO has been registered and/or renewed in the European Union; LATAM UN DESTINO NECESARIO has been registered and/or renewed in Chile, Colombia, Ecuador, Mexico and Peru; LATAM A NECESSARY DESTINATION has been registered and/or renewed in United Kingdom; LATAM DESTINADAS A ESTAR JUNTAS has been registered and/or renewed in Peru.
LATAM VUELA NEUTRAL has been registered and/or renewed in Bolivia and Uruguay; SOSELVA has been registered and/or renewed in Peru; POSITIVE FS POSITIVE FLIGHT SPECIFIC has been registered and/or renewed in Canada.
LATAM RECICLE SUA VIAGEM has been registered and/or renewed in Brazil; LATAM RECICLA TU VIAJE has been registered and/or renewed in Bolivia, Chile, Paraguay and Uruguay.

LATAM 1+1 COMPENSAR PARA CONSERVAR has been registered and/or renewed in Chile, Peru and Mexico; LATAM 1+1 OFFSET TO CONSERVE has been registered and/or renewed in Australia, United Kingdom and New Zealand.
LATAM SEGUNDO VUELO has been registered and/or renewed in Bolivia, Chile, Ecuador, Mexico, Peru, the European Union and Uruguay; LATAM SECOND FLIGHT has been registered and/or renewed in Australia, United Kingdom and New Zealand.
LATAM AVIÓN SOLIDARIO has been registered and/or renewed in Bolivia, Chile, Paraguay and Uruguay; LATAM AVIÃO SOLIDÁRIO has been registered and/or renewed in Brazil.
TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil, LATAM; LATAM AIRLINES; LATAM AIRLINES BRASIL; LATAM CARGO, LATAM CARGO BRASIL; LATAM FIDELIDADE; LATAM MRO, LATAM PASS; LATAM TRADE; LATAM LINHAS AÉREAS; LATAM TRAVEL; LATAM VIAGENS; LATAM TRADE; LATAMPLAY; MERCADO LATAM; VAMOS LATAM. AJATO, BUSINESS CLASSIC, BUSINESS PLUS, CLASSIC, FIDELIDADE, FIRST, LAN. LAN CARGO, LAN COLOMBIA, LAN PERU, LAN.COM, LATAM AVIÃO SOLIDÁRIO, LATAM RECICLE SUA VIAGEM, LATAM SEM FRONTEIRAS, LATAM WALLET, MAX, MEGA PROMO, MUSEU TAM, PAIXÃO PELO RIO TAM, PREFERRED PARTNERS LAN, PROMO, RED REPORT, RELAX, TAM, TAM AIRLINES, TAM BUSCA PREÇO, TAM CARGO, TAM CARGO , ONVENCIONAL, TAM CARGO PRÓXIMO DIA, TAM CARGO PRÓXIMO VÔO, TAM ESPAÇO +, TAM ESPAÇO MAIS, , TAM EXPRESS, TAM MILOR, TAM PREMIUM BUSINESS, TAM PREMIUM ECONOMY, TAM SEARCH BY , RICE, TAM TARIFA LIGHT, TAM TARIFA MAX, TAM TARIFA PROMO, TAM TARIFA TOP, TAM VACATIONS, TAM VIAGENS.

D.Trend Information
For 2024, LATAM expects total passenger ASK growth to be between 12% and 14% versus 2023. International passenger growth for the full year 2024 is expected to be between 16% and 18%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 7% and 9%. LATAM group’s domestic ASKs in Spanish-speaking countries (SSC) are expected to increase by approximately 12% to 14%.
Regarding cargo operations, LATAM expects cargo ATKs to increase between 10% and 12% for full year 2024, driven by the increases in LATAM’s international passenger capacity which result in additional capacity related to the space in the belly of those aircrafts.
LATAM’s goal is to continue to increase the efficiency of its operations with a leaner and more efficient cost structure, allowing LATAM to keep strengthening its network by launching new routes and destinations while keeping a strong focus on profitability and cash generation.
LATAM will continue to use fuel hedging programs and fuel surcharge in our operation to help minimize the impact of short-term movements in crude oil prices. As of December 31, 2023, LATAM had hedged approximately 35%, 32%, 30% and 22% of its estimated fuel consumption for the first, second, third and fourth quarters of 2024 respectively.

E.Critical Accounting Estimates
For information on the Company’s accounting estimated, see Note 4 of our audited consolidated financial statements below.
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The LATAM Airlines Group's board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. Pursuant to LATAM Airlines Group’s by-laws, the current board of directors elected at the extraordinary shareholders’ meeting held on November 15, 2022, shall remain in office for two years from its election. Upon expiration of such period, the board of directors shall summon a new extraordinary shareholders’ meeting to proceed with the election of the new board of directors. The board of directors elected at such new extraordinary shareholders’

meeting shall exceptionally remain in office for a period longer than the two-year period established in the by-laws and shall remain in office until the first ordinary shareholders’ meeting held after the second anniversary of its appointment, at which time the board of directors shall be completely renewed in accordance with the applicable legal and regulatory provisions.
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
On April 20, 2023, the ordinary shareholders’ meeting approved the new annual remuneration structure of the Board, for the fiscal year 2023 and until the next ordinary shareholders’ meeting scheduled to take place within the first quarter of 2024. On such meeting, the shareholders agreed on a fixed annual compensation of US$80,000 for each board member (US$160,000 in the case of the chairman). The aforementioned remuneration is payable monthly at the rate of one-twelfth of the amount, regardless of the number of board meetings directors attend, without limit of sessions.
In addition to the base remuneration, an additional remuneration was approved for each Board member within the shareholders’ meeting held on April 20, 2023, to be determined based on the following criteria:
a.From November 15, 2022 through November 15, 2023, each Board member was entitled to receive an additional remuneration equivalent to 9,226,234 units of remuneration or “URAs”, provided that the director served continuously as a member of the Board until the end of such period.
b.From November 16, 2023 through November 15, 2024, each Board member will be entitled to receive another additional amount equivalent to 9,226,234 URAs, provided that the director serves continuously as a member of the Board until the end of such period.
c.Additionally, members of the Board that are also members of the Board of Directors’ Committee and Audit Committee are entitled to certain fixed and variable compensation (see “Board of Directors’ Committee and Audit Committee” below).
If a member of the Board of Directors ceases to be in his/her position after November 15, 2023 but before November 15, 2024 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would be entitled to receive the URAs referred to in letter a. above, as well as to a pro rata portion of the URAs referred to in letter b. above. In the event of a change of control of the Company, the director who maintains his/her status on the date the change of control occurs is entitled to receive the URAs referred to in letters a. and b. above. In the event the composition of the Board of Directors changes, each new director will be entitled to the variable compensation described above on a pro rata basis based on the months in which such director would held office, and each exiting director will be paid such compensation on a pro rata basis for the time that such director held his/her position in the respective period.
Each URA will be measured against the value of a share of LATAM Airlines Group, and will be payable considering the weighted average price of the shares of the Company during the 10 stock-exchange-business-days prior to their respective accrual date (i.e., November 15, 2023, November 15, 2024, or the date in which the member of the Board of Directors’ Committee ceased to be in its position, as applicable). The transactions in the Chilean stock exchanges and non-Chilean stock exchanges will be taken into consideration for purposes of determining such weighted average price (in the latter case, if and when our ADRs are relisted).
The amounts paid during 2023 as variable compensation as per letters (a), (b) and (c) above are:

US$
URAs Directors	481,000
URAs Board Committee	53,000
Total	534,000

Directors Michael Neruda, Bouk van Geloven, and Bornah Moghbel have waived their compensations as board members, members of the Audit Committee and members of the sub committees.
The following are LATAM Airlines Group’s current directors elected on November 15, 2022:

Directors	Position
Ignacio Cueto Plaza(1)	Director / Chairman
Bornah Moghbel	Director / Vice-Chairman
Enrique Cueto Plaza(1)	Director
Frederico P. Fleury Curado	Independent Director
Antonio Gil Nievas	Director
Michael Neruda	Director
Bouk van Geloven	Director
Sonia J.S. Villalobos	Director
Alexander D. Wilcox	Director

Senior Management	Position
Roberto Alvo	Chief Executive Officer LATAM
Ramiro Alfonsín	Chief Financial Officer LATAM
Emilio del Real	Chief People Officer LATAM
Juan Carlos Menció	Chief Legal Officer
Paulo Miranda	Chief Customer Officer LATAM
Hernán Pasman	Chief Operations Officer LATAM
Juliana Rios	Chief Digital and IT Officer
Martin St. George(2)	Chief Commercial Officer LATAM
Andrés Bianchi	Chief Cargo Officer LATAM
Juan José Tohá	Director of Corporate Affairs and Sustainability
______________________________________________________
(1)Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”
(2)Martin St. George submitted his voluntary resignation effective February 23, 2024.
Biographical Information
Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.
Directors
Ignacio Cueto has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019, April 2020 and November 2022. Ignacio Cueto’s career in the airline industry extends over 30 years. In 1985, Ignacio Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Ignacio Cueto became Service Manager and Commercial Manager for the Miami sales office. Ignacio Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Ignacio Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the merger with TAM in 2012. Ignacio Cueto later served as LAN’s CEO until April 2017. Ignacio Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Ignacio Cueto is a member of the Cueto Group. As of December 31, 2023, Ignacio Cueto shared in the beneficial owner of 30,389,446,225 common shares of LATAM Airlines Group (5.03% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Bornah Moghbel has been the Vice-Chairman of the Board at LATAM Airlines Group since November 2022. He is a Co-Founder and Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth. Based in New York, Bornah Moghbel leads Sixth Street’s corporate investing in public markets as well as its global asset investing business. After co-founding Sixth Street in 2009, Bornah Moghbel established the firm’s presence in Europe before returning to the United States in 2016. Prior to joining Sixth Street, Bornah Moghbel was an investor at Silver Point Capital and he began his career in the Financial Sponsors Group at UBS Investment Bank. He earned a B.A. in Economics, with high honors, and a minor in Business Administration from the University of California, Berkeley.
Enrique Cueto has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the merger between LAN and TAM in June 2012. From 1983 to 1993, Enrique Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Enrique Cueto was a member of the board of LAN Airlines. Thereafter, Enrique Cueto held the position of CEO of LAN until June 2012. Enrique Cueto is a member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Enrique Cueto holds a degree in Economic Sciences from the Catholic University of Chile and is the brother of Ignacio Cueto, Chairman of the board. Enrique Cueto is also a member of the Cueto Group. As of December 31, 2023, Enrique Cueto is the beneficial owner of 30,389,446,225 common shares of LATAM Airlines Group (5.03% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
Frederico P. Fleury Curado has been on the Board of LATAM Airlines Group since November 2022, as an independent director. He has also been an independent director of Transocean since 2013, is Chair of its HSE and Sustainability Committee and a member of the Corporate Governance Committee. Frederico Curado is also an independent director at ABB since 2016 and is Chair of its Compensation Committee. He was CEO of Embraer from 2007 to 2016 and CEO of Ultrapar from 2017 to 2021. Frederico Curado holds a B.Sc in Mechanical-Aeronautical Engineering from the Aeronautics Institute of Technology (ITA) and an Executive MBA from the University of São Paulo, Brazil.
Antonio Gil Nievas joined LATAM Airlines Group’s Board of Directors in November 2022. He is also a board member at Sociedad Química y Minera de Chile S.A., a Chilean and NYSE publicly listed company. Antonio Gil Nievas has over 25 years of experience in strategic, management, financial and investment leadership roles at global, European and Latin American levels. He was CEO of Moneda Asset Management and worked at JP Morgan, serving as Managing Director, Global CFO and member of the global executive committees of several businesses, among other positions. Antonio Gil Nievas holds a MSc. and BSc. in industrial engineering with a major in electronics from ICAI (Universidad Pontificia Comillas, Spain). He obtained his MBA from Harvard Business School and also completed the Stanford Executive Program.
Michael Neruda has been a member of the Board at LATAM Airlines Group since November 2022. He is a Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth. Michael Neruda is Head of Restructuring and Distressed Investing and leads Sixth Street’s cross-platform investing in businesses where a combination of public markets expertise and private capital financing may be utilized to improve a company’s balance sheet. Prior to joining Sixth Street in 2015, he was a Director at Watershed Asset Management, where he led that firm’s investments in the consumer and energy sectors. Michael Neruda was previously an investment analyst at MHR Fund Management, Silver Point Capital and Merrill Lynch. He received a B.S. in Management Science and Engineering from Stanford University, and is a CFA Charterholder. Michael Neruda has served as a board member and investor representative on numerous corporate boards including with LATAM Airlines, Neiman Marcus, and Stallion Infrastructure Services, as well as serving on the Board of Governors of the Boys & Girls Clubs of San Francisco.
Bouk Van Geloven joined the Board of LATAM Airlines Group in November 2022. He is the Managing Director of the North American investment team at Strategic Value Partners LLC, which he joined in 2014, with a focus on sectors such as airlines, infrastructure, packaging and industrials. From 2011 to 2014, Bouk Van Geloven was at J.P. Morgan Cazenove in their Strategic M&A Advisory team. Bouk Van Geloven has two Master of Science degrees in Econometrics and Quantitative Finance from the Vrije Universiteit Amsterdam. He has served on multiple boards whilst at SVP and he is currently a member of the Boards of Klöckner Pentaplast and Southern Graphics Systems, and is part of the Advisory Committee of Mattress Firm.
Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018. Sonia Villalobos is a Brazilian citizen and a regular member of the board of directors of Petrobras and Telefónica Vivo. She is a founding partner of the company Villalobos Consultoria since 2009 and a professor of post-graduate courses in finance at Insper since 2016. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain

Vial AGF. From 1996 to 2002, Sonia Villalobos was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini, Playfair & Associates, LLC. As of 1989 she was Head of Research of Banco de Investimentos Garantia. She graduated in Public Administration from Escola de Administração de Empresas de São Paulo in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994.
Alexander Wilcox has served on LATAM Airlines Group's board of directors since October 2020. Alexander Wilcox resides in the United States and has broad experience in the aviation industry where he has held executive positions in several airlines between 1996 and 2005. Alexander Wilcox is a cofounder and the CEO of JSX, a public charter commuter air carrier in the U.S. Alexander Wilcox holds a BA degree in Political Science and English from the University of Vermont.
Roberto Alvo has been the Chief Executive Officer (“CEO”) of LATAM since March 31, 2020. Prior to this, he worked as Chief Commercial Officer (“CCO”) of LATAM, in charge of managing the group’s passenger and cargo revenue. Previously, he was Vice-President of International and Alliances at LATAM Airlines, and Vice-President of Strategic Planning and Development. Roberto Alvo joined LAN Airlines in November 2001, where he served as Chief Financial Officer of LAN Argentina, as Manager of Development and Financial Planning at LAN Airlines, and as Deputy Chief Financial Officer of LAN Airlines. Before working for the group, Roberto Alvo held various positions at Sociedad Química y Minera de Chile S.A. He is a civil engineer, and holds an MBA from IMD Business School in Lausanne, Switzerland.
Ramiro Alfonsín is LATAM’s Chief Financial Officer (“CFO”), a position he has held since July 2016. Formerly, he worked 16 years for Endesa, a leading utilities company, in Spain, Italy and Chile, where he served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utilities sector, he worked for five years in Corporate and Investment Banking for several European banks. Ramiro Alfonsin holds a degree in Business Administration from Pontificia Catholic University of Argentina.
Emilio del Real is the LATAM Chief People Officer, a position he took over in August 2005. Between 2003 and 2005, he was Human Resources Manager at D&S, a Chilean retail company. Between 1997 and 2003, he served in various positions at Unilever, including Human Resources Manager of Unilever Chile, and Manager of Training and Recruitment and Management Development for Latin America. Emilio del Real has a degree in Psychology from the Gabriela Mistral University.
Juan Carlos Menció has been the Chief Legal Officer at LATAM Airlines Group since September 1, 2014. Previously, he held the position of General Counsel for North America for LATAM Airlines Group and its affiliates, as well as General Counsel for its worldwide Cargo Operations, both since 1998. Prior to joining LATAM, he was in private practice in New York and Florida, representing various international airlines. Juan Carlos Menció obtained his Bachelor’s Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.
Paulo Miranda has been LATAM’s Chief Customer Officer since May 2019. Miranda has over 20 years of experience in the aviation industry, having held different positions, first at Delta Air Lines in the United States, and then at Gol Linhas Aéreas in Brazil. In his last role, Paulo Miranda was responsible for the Client Experience department, having previously worked in finance and alliances, as well as in the negotiation and implementation of joint ventures. Paulo Miranda holds a Bachelor of Business Administration degree from the Carlson School of Management, University of Minnesota, USA.
Hernán Pasman has been the Chief Operations Officer of LATAM Airlines Group since October 2015. He joined LAN Airlines in 2005 as a head of strategic planning and financial analysis of the technical areas. Between 2007 and 2010, Hernán Pasman was the Chief operating officer of LAN Argentina, then, in 2011 he served as Chief Executive Officer for LAN Colombia. Prior to joining the company, between 2001 and 2005, Hernán Pasman was a consultant at McKinsey & Company in Chicago. Between 1995 and 2001, Hernan held positions at Citicorp Equity Investments, Telefonica de Argentina and Argentina Motorola. Hernán Pasman holds a Civil Engineering degree from Instituto Tecnológico de Buenos Aires and an MBA from Kellogg Graduate School of Management (2001).
Juliana Rios been the Chief Digital and IT Officer of LATAM Airlines since January 2021. Juliana Rios has over 20 years of experience in services and technology in the financial and airline industries. Her career spans business transformation, mergers & acquisitions, digitization, IT, and large-scale project management, such as PSS migration. As Chief IT & Digital Officer, she leads LATAM Airlines’ digital transformation efforts. Prior to joining LATAM, Juliana Rios was a senior executive at Banco Santander, Brazil, spearheading the retail business and customer experience strategy.

She headed integration programs in Brazil, Italy and the Netherlands. Juliana Rios holds a Bachelor degree in Business Administration and an MBA in Corporate Management from IBMEC, Brazil.
Martin St. George joined LATAM Airlines Group in 2020 as Chief Commercial Officer after a 30+ year career in the airline industry in both North America and Europe. Prior to joining LATAM, he ran a strategy-consulting firm for airlines and travel industry clients in the United States, the Caribbean and Europe, and served as acting CCO at Norwegian Air Shuttle ASA. From 2006 to 2019, he worked for JetBlue Airways in several positions in marketing and as COO. Martin St. George holds a degree in civil engineering from the Massachusetts Institute of Technology.
Juan José Tohá is a journalist with a specialty in Sustainability from Oxford University, as well as a Master’s and PhD in Communication from the Autonomous University of Barcelona. Juan José Tohá has vast experience in the design and implementation of communication strategies and the interaction of organizations with their environment. Juan José Tohá has served in FAO’s Latin America and Caribbean regional office in Santiago, Chile, and as Communications Manager for Codelco and BHP South America, among others. In 2019, he joined LATAM group as Director of Corporate Affairs and Sustainability, reporting directly to the CEO of LATAM group, and he coordinates the corporate strategy of Public Affairs, External Communications, and Sustainability.
Andrés Bianchi has been LATAM Cargo’s Chief Executive Officer since 2017. In this role he manages and coordinates the air freight activities of the Group’s affiliates. Andrés Bianchi joined LATAM Cargo in 2010 and has held various leadership roles prior to his current position, including VP Commercial North America, Europe & Asia, VP Cargo Network and VP of Finance. Prior to joining LATAM Cargo, he worked as a consultant at McKinsey and Company. Additionally, from 2002 to 2006 he served as LAN Airlines’ Head of Investor Relations. Andrés Bianchi holds a Business Administration degree from Pontificia Universidad Catolica de Chile and an MBA from The Wharton School of the University of Pennsylvania.
B.Compensation
For information on executive compensation, see “—Employees” below.
C.Board Practices
Our board of directors has nine members. The terms of each of our current directors will expire in 2 years from November 15, 2022, unless previously renewed in accordance to applicable law. See “—Directors and Senior Management” above.
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
•examining the reports of LATAM’s external auditors, the balance sheets and other financial statements submitted by LATAM’s administrators to the shareholders, and issuing an opinion with respect thereto prior to their presentation to the shareholders for their approval;
•evaluating and proposing external auditors and rating agencies;
•proposing a general policy for managing conflicts of interest and pronouncing on the company’s general policies;
•reviewing internal control reports pertaining to related-party transactions;
•examining and reporting on all related-party transactions; and
•reviewing the salary scale of LATAM’s senior management.

Under Chilean Corporate Law we are required, to the extent possible, to appoint a majority of independent board members to the board of directors committee. Pursuant to the Chilean Corporation Act, no person shall be considered independent who, at any time during the previous eighteen months: (1) maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its controller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies; (2) was a close relative (i.e., parents, father/mother in law, siblings, sisters/brothers in law), to any one of the persons referred to in 1 above; (3) was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above; (4) was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in 1 above; or (5) was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company. Should there be more than three directors entitled to participate in the directors committee, the board of directors shall elect the members of the directors committee by unanimous vote.
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
As of December 31, 2023, all of the members of our Board of Directors’ Committee, which also serves as our Audit Committee, were independent under Rule 10A-3 of the Exchange Act. As of December 31, 2023, the committee members were Frederico P. Fleury Curado, Michael Neruda and Sonia J.S. Villalobos. We pay each member of the committee (other than to its Chairman) a fixed annual compensation of US$50,000. In turn, we pay to the Chairman of the Board of Directors’ Committee a fixed annual compensation of US$85,417. In each case, such compensation is payable monthly, regardless of the number of board meetings they attend, without limit of sessions.
Additionally, each member of the Board of Directors’ Committee, in his/her capacity as such, is entitled to a variable compensation of (i) 3,075,411 URAs for the period between November 15, 2022 and November 15, 2023; and (ii) 3,075,411 URAs for the period between November 16, 2023 and November 15, 2024; in each case, provided the committee member remains in its position during such period.
If a member of the Board of Directors’ Committee ceases to be in his/her position after November 15, 2023 but before November 15, 2024 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would be entitled to receive the URAs referred to in clause (i) above, as well as to a pro rata portion of the URAs referred to in clause (ii) above. In the event of a change of control of the Company, the director who maintains his/her status as member of the Board of Directors’ Committee on the date the change of control occurs is entitled to receive the URAs referred to in clauses (i) and (ii) above. In the event the composition of the Board of Directors’ Committee changes, each new member will be entitled to the variable compensation described above on a pro rata basis based on the months in which such member would held office, and each exiting member will be paid such compensation on a pro rata basis for the time that such director held his/her position in the respective period.
LATAM Board Subcommittees
LATAM’s board of directors has also established four subcommittees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee, a Finance Committee and a Customers and Businesses Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his or her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. Finally, the Customers and Businesses Committee is responsible for setting the competitive strategies of the Customers and Commercial Vice Presidencies with a focus on sales, marketing, network and fleet initiatives, customer experience and revenue management. We pay each member of such subcommittees a fixed annual compensation of US$20,000 for each of the subcommittees of which the Director is a member, capped at US$40,000 per year for all the subcommittees of which the Director may be a member. Additionally, the Chairman of each committee is entitled to an additional fixed annual compensation of US$14,167, capped at US$28,334. These annual compensations are paid monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of subcommittee sessions they attend to, without limit of sessions.
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

D.Employees
The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2023	2022	2021
Administrative	5,149	4,628	4,372
Sales	794	815	891
Maintenance	5,459	5,083	4,541
Operations	11,402	10,904	9,352
Cabin crew	8,688	7,423	6,708
Cockpit crew	4,076	3,654	3,250

Total	35,568	32,507	29,114

(1)As of December 31, 2023, approximately 52,5% of our employees worked in Brazil, 24,5% in Chile, 9,4% in Peru, 0,6% in Argentina, 6,4% in Colombia, 1,4% in Ecuador and 5,2% in the rest of the world.
Our salary structure is comprised of: (a) fixed payments (base salary and other fixed payments such as legal gratifications, local bonus, company seniority and others, depending on each country’s law and market practice); (b) short term incentives (associated with corporate, area and individual performance), applicable to our ground staff; (c) long term incentives (applicable to our senior executives (Directors and above).
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

Long Term Incentive Compensation Program
(a) LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, and granted a benefit to executives which was vested provided a specific price (defined each year) of LATAM’s shares was met. However, benefits were never awarded to executives under this Compensation Plan because the share price required for the benefit to vest was below the initial target.
(b) CIP (Corporate Incentive Plan)
With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, our Board of Directors approved on April 25, 2023, to extend the grant of an extraordinary and exceptional incentive called Corporate Incentive Plan (“CIP”). The CIP contemplates incentives divided in three categories tailored to three different groups or categories of employees, depending on whether employees were hired by the Company directly or by other companies of the LATAM Airlines Group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023. In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.
During 2023, the amount accrued related to the CIP was US$66.8 million, which is recorded in the "Administrative expenses" line of the Interim Consolidated Statement of Income by Function. As of December 31, 2023, the amount of the CIP recorded in the consolidated statement of financial position is US$118.9 million.

For a detailed description, please see Note 22 (Employee Benefits) in our audited consolidated financial statements.

Compensation Recovery Policy

In October 2022, the SEC adopted rules, pursuant to Section 10D-1 of the Securities Exchange Act of 1934, as amended, requiring national securities exchanges and national securities associations, such as NYSE, to request listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. The amendment to NYSE’s listing rules became effective on October 2, 2023, and issuers listed on NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023. Because we are currently delisted from NYSE, LATAM Airlines is not subject to this requirement. However, in anticipation of a potential relisting in the future, on December 14, 2023, our Board of Directors adopted LATAM Airlines’ compensation recovery policy, a copy of which is attached as Exhibit 97 to this annual report.
Labor Relations
LATAM has intensified its efforts to ensure that labor relations between the group, its employees and their legal representatives are carried out through dialogue and result in agreements that benefit both parties, while maintaining sound criteria for the operation, efficiency, sustainability and care for people. During 2023, the company renegotiated certain of its collective agreements in order to meet this criterion, and agreed to amend some of them to adapt them to new operational conditions and costs. The company continues to constantly evaluate possible labor conflicts and prepare respective contingency plans.

Below are the main milestones of our relationship with LATAM unions:
Chile
In 2023, 6 collective bargaining processes were carried out with unions, all of which were initiated voluntarily. The aforementioned collective bargaining processes involved: 3 collective bargaining processes with the Cabin Crew, 1 with the Pilot Union and 2 with the Administrative Unions, having a total of 1,603 employees involved in such negotiations. Of the 6 collective bargaining processes carried out, all were concluded within the ordinary term for such processes and approved by a large majority of their respective assemblies, which limit the possibility of contingencies for the operation.
Ecuador
In July 2019, the Company renewed its voluntary agreement with the pilot’s association in Ecuador, valid until July 2023. Then, this agreement was modified on June 26, 2020, with its term being extended until December 31, 2023.
Colombia

During 2023, we initiated 3 voluntary negotiations with the following unions: the Industrial Union of Aviation Workers (SINTRATAC), the Technicians Union (ACMA) and the Cabin Crew Union (ACAV), reaching successful agreements which will be in effect until December 2025. These agreements provided for additional well-being and improved economic conditions for our cabin crew, maintenance personnel and airport personnel.

The collective agreement reached in 2022 with the Pilots’ LATAM Colombia Union (ADALAC) remained in effect throughout 2023, and will be in effect until December 2024. Similarly, individual agreements signed in 2021 with the Command Crew, framed within post-pandemic savings initiatives, remained in effect until December 2023.

On February 8, 2023, the Arbitration Tribunal of Aerovías de Integración Regional S.A and the pilot's union (ACDAC) rendered an award resolving all of the outstanding negotiation points that were pending to be resolved between LATAM and the ACDAC since 2019, thereby settling the dispute. However, on June 13, 2023, the ACDAC re-opened negotiations and presented a new list of demands to LATAM related to the well-being, economic and operational aspects for ACDAC members. Negotiations concluded in October 2023 and the parties did not reach an agreement. Consequently, the dispute is expected to be resolved by an Arbitration Tribunal.
Peru
In Peru, there are seven unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements were signed for a duration of four years.
During 2023, LATAM Airlines Peru concluded successfully 5 collective bargaining processes with the following unions: 2 collective bargaining processes with the aircraft technicians, 1 collective bargaining process with the airport workers, 1 collective bargaining process with the flight dispatchers and 1 collective bargaining process with the pilots.
Brazil
Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil’s collective bargaining agreements are valid for one year. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven unions in Brazil- one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2023, LATAM Airlines Brazil successfully renegotiated collective bargaining agreements with all unions.
E.Share Ownership
As of December 31, 2023, the members of our board of directors and our executive officers as a group owned 5.03% of our shares. None of our directors or executive officers has voting rights that are different from any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”
For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
As of December 31, 2023, Sixth Street Partners Management Company beneficially owned 27.91% of our common shares; Strategic Value Partners beneficially owned 16.02% of our common shares, Delta Air Lines owned 10.05% of our common shares; Qatar Airways Investments (UK) Ltd. owned 10.03% of our common shares and Cueto Group owned 5.03% of our common shares. This information and the information in the table below is based upon information from Schedules 13D and 13G filed with the SEC.
Ignacio Cueto (Chairman of the Board of LATAM), Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of December 31, 2023, the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 5.03% of LATAM Airlines Group’s common shares. Pursuant to a shareholders’ agreement entered into by the Backstop Creditors and the Backstop Shareholders in connection with LATAM’s emergence from bankruptcy proceedings, Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto Group are entitled to elect four of the nine members of our board of directors. See “-Shareholders’ Agreements.”
The table below sets forth additional information regarding the beneficial ownership of our common shares, as of December 31, 2023, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of December 31, 2023)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Sixth Street Partners Management Company	168,669,825,995	27.91%
Strategic Value Partners	96,815,692,279	16.02%
Delta Air Lines, Inc.	60,722,284,826	10.05%
Qatar Airways Investments (UK) LTD	60,640,769,249	10.03%
Cueto Group	30,389,446,225	5.03%
Others	187,199,859,013	30.97%
Total	604,437,877,587	100.00%

As of December 31, 2023, other minority investors held 30.97% of our stock, with 0.01% of our capital stock held in the form of ADSs. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of December 31, 2023, we had 2,100 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.
In the past three years, the only significant changes in the percentage of ownership held by any of LATAM’s current major shareholders (with more than 5% stake) have been represented by (i) a decrease in the Cueto group's ownership from 16.39% as of February 28, 2022 to 5.03% as of December 31, 2023, (ii) a decrease in Delta Airlines’ ownership from 20.00% as of February 28, 2022 to 10.05% as of December 31, 2023, and (iii) a decrease in Sculptor Capital's ownership from 6.52% as of January 31, 2023 to 2.48% as of December 31, 2023.
Shareholders’ Agreements
On or around the date of LATAM’s emergence from bankruptcy proceedings (the “Effective Date”) in accordance with the terms and conditions of the Chapter 11 plan confirmed by the Bankruptcy Court on June 18, 2022, the Backstop Creditors and the Backstop Shareholders entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) that provides, among other things, that: (A) for a two year term following the Effective Date, the parties to the Shareholders’ Agreement shall vote their shares so that the LATAM Airlines Group Board of Directors will comprise, both initially and in the filling of any vacancies thereon, nine directors, who in accordance with Chilean law, shall be appointed as follows:

(i) five directors, including the vice-chair of the LATAM Airlines Group Board of Directors, nominated by the Backstop Creditors; and (ii) four directors, including the chair of the LATAM Airlines Group Board of Directors (who shall be a Chilean national), nominated by the Backstop Shareholders; and (B) for the first five years after the Effective Date, in the event of a wind-down liquidation or dissolution of LATAM Airlines Group, recoveries on the shares delivered in exchange for the New Convertible Notes Class B to the extent the conversion option thereunder is exercised, shall be subordinated to any right of recovery for any shares delivered or to be delivered upon conversion of the New Convertible Notes Class A or New Convertible Notes Class C, in each case held by the Backstop Creditors on the Effective Date.
Composition of the LATAM Airlines Group Board
On November 15, 2022, Ignacio Cueto Plaza was elected as President of the Board.
On November 15, 2022 the board of directors of LATAM Airlines Group was renewed, with Ignacio Cueto Plaza, Bornah Moghbel, Enrique Cueto Plaza, Frederico P. Fleury Curado, Antonio Gil Nievas, Michael Neruda, Bouk Van Geloven, Sonia J.S. Villalobos, and Alexander Wilcox elected.
Management of the LATAM Airlines Group
The CEO of LATAM Airlines Group is the highest ranked officer of LATAM and reports directly to the LATAM Airlines Group's board of directors. The CEO LATAM is tasked with the general supervision, direction and control of the business of LATAM. In the case of a departure of the current CEO LATAM, our board of directors will select the successor after receiving the recommendation of the Leadership Committee.
The head office of LATAM continues to be located in Santiago, Chile.
Voting Agreements, Transfers and Other Arrangements
Voting Agreements
The parties to the Holdco I shareholder’s agreement and TAM shareholders agreement have agreed to vote their voting shares of Holdco I and shares of TAM so as to give effect to the agreements with respect to representation on the TAM board of directors discussed above.
Transfer Restrictions
As provided in the aforementioned shareholders’ agreements, TEP Chile S.A. (“TEP Chile”) may sell all voting shares of Holdco I beneficially owned by it as a block, subject to satisfaction of the block sale provisions, if a release event (as described below) occurs. A “release event” will occur if (i) a capital increase of LATAM Airlines Group occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable law in Chile with respect to such capital increase in respect of all of its restricted LATAM Airlines Group common shares, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the board of directors of LATAM Airlines Group with the assistance of the Cueto Group is not elected to the board of directors of LATAM Airlines Group. As a result of the implementation of the restructuring set forth in our Plan of Reorganization, a “release event” occurred. However, no sale of the voting shares of Holdco I beneficially owned by TEP Chile has been implemented.
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
Conversion Option
Pursuant to the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “-Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure No. 863/2018 issued by CADE on December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.
If we can purchase and/or convert our shares and we do not timely exercise our right to do so, then the controlling shareholders of TAM will have the right to put their shares of voting stock of Holdco I to us for an amount equal to the sale consideration.
Acquisitions of TAM Stock
The parties have agreed that all acquisitions of TAM common shares by LATAM Airlines Group, Holdco I, TAM or any of their respective subsidiaries from and after the effective time of the merger will be made by Holdco I.
B.Related Party Transactions
General
We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our major shareholders. In the ordinary course of business, we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 32 to our audited consolidated financial statements for the fiscal year ended December 31, 2023.
On August 2, 2016, the board of directors approved the Policy on Control of Related-Party Transactions of LATAM Airlines Group and its subsidiaries, which provides that:
•Related-party means, among others, subsidiaries, affiliates, natural persons or legal entities with control of 10% or more of LATAM’s voting stock, vice presidents, directors or senior executives as well as their respective spouses, relatives, and companies in which said persons are either direct or indirect owners of 10% or more of LATAM’s voting stock, or in which they have held a position over the last 18 months.
•Related-Party Transactions can only be executed if said transactions are in LATAM’s interest and adjust to price, terms and conditions prevalent in the market for similar transactions with other third parties at the time of its approval.
Any and all negotiations, acts, contracts or operations between LATAM Airlines Group and a LATAM related-party or among 2 or more LATAM related-parties will be subject to the Policy.
On January 8, 2024, the CMF published General Rule 501, which establishes the minimum conditions that must be met by the policies typically adopted by boards of directors of stock corporations to facilitate the approval of transactions with related parties,. The rule will become effective in September 2024 and LATAM is already working on the corresponding updates.
C.Interests of experts and counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
See “Item 18. Financial Statements” and pages F-1 through F-156.
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
On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of Th€799,400 (equivalent to approximately ThUS$1,100,000). The fine imposed against LAN Cargo and its parent company, LATAM Airlines Group, totaled Th€8,220 (equivalent to approximately ThUS$9,133). LATAM Airlines Group provisioned ThUS$25,000 during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LATAM Airlines Group recorded a ThUS$14,100 gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LATAM Airlines Group’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LATAM Airlines Group to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20, 2016, the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgment by the European Court of Justice.
On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM Airlines Group, a fine in the same amount, Th€8,200, as the original fine. On May 31, 2017 LAN Cargo and LATAM Airlines Group requested the annulment of this EC decision to the General Court of the European Union. In December 2017 LAN Cargo and LATAM Airlines Group presented their arguments for this annulment and in July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union in which we confirmed our request for annulment of the decision or instead a reduction of the amount of the fine. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from ThUS$9,133 (Th€8,220) to ThUS$2,477 (Th€2,240). This ruling was appealed by LAN Cargo, S.A. and LATAM Airlines Group on June 9, 2022. All the other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal on September 7, 2022. LAN Cargo, S.A. and LATAM Airlines Group responded to the Commission’s arguments on November 11, 2022. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine ThUS$9,133 million or Th€8,220 to the Bankruptcy Court. The amount of this claim has been modified to ThUS$2,477. In January 2023, the European Commission replied to our defense, and on February 13, 2023, LAN Cargo, S.A. and LATAM Airlines Group requested the European Court to hold a hearing. The European Court set the hearing date as April 10, 2024.
Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The two only judicial processes still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in the Norway proceeding since January 2014. In the Netherlands proceeding, most of the airlines involved in this case have been forced to withdraw their claim against LATAM Airlines Group and LAN Cargo after their previous claim was annulled in Bankruptcy Court during Chapter 11. In this sense, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claim. The only claim pending against LATAM Airlines Group and LAN CARGO is by Thai Airways. The amounts are indeterminate.
On September 3, 2013, CADE published its decision to impose a fine of ThUS$51,000 against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of ThUS$1,000 and ThUS$510 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to ThUS$11,106 (R$53,868,685.82) (based on an exchange rate of US$1 = R$4.85). CADE also reduced the fines against ABSA’s Director and employees to US$169,080 and US$83,920, respectively (also based on an exchange rate of US$1 = R$4.85). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The court’s decision was published on March 12, 2019. On March 13, 2019, ABSA filed a motion seeking clarification of the federal court’s decision. On April 1, 2019, a response to the motions for clarification filed by ABSA was presented. On May 24, 2019, the motions for clarification of ABSA were not accepted.

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
Jose Marti Airport Complaint
On September 27, 2019 a lawsuit was filed against LATAM Airlines Group and American Airlines Inc. (“American”) in the U.S. District Court for the Southern District of Florida under the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. Section 6021 et seq., (the “Helms-Burton Act”). Plaintiff Jose Ramon Lopez Regueiro alleged in the complaint that he holds an interest in the Jose Marti Airport which was confiscated by the Cuban government in 1959, and that LATAM Airlines Group unlawfully “trafficked” in the said property. The plaintiff sought all available statutory remedies, including the award of damages for the alleged trafficking in the expropriated property, plus reasonable attorney’s fees and costs incurred, treble damages, post-judgment interest, and any other relief deemed appropriate by the court. On April 6, 2020, the Court issued an Order of Temporary Suspension given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic and required the parties to notify on a monthly basis of the possibility of proceeding.
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
The stay with respect to the claims against LATAM Airlines Group remained in place until the conclusion of the Chapter 11 proceedings. Plaintiff’s failure to file a proof of claim against LATAM Airlines Group under the Chapter 11 proceedings barred plaintiff from any claims against LATAM Airlines Group. As a result, the plaintiff agreed to dismiss his complaint with prejudice against LATAM Airlines Group. A status report was submitted to the Court confirming the same. The Court entered an order to dismiss the case on August 2, 2023.
Chapter 11 Proceedings
On May 26, 2020, the Initial Debtors individually filed a voluntary reorganization petition with Bankruptcy Court according to Chapter 11 of the Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors Subsequent Debtors, including TAM Linhas Aereas S.A., also filed a voluntary reorganization petition with the Court. On November 26, 2021, the Debtors submitted a joint reorganization plan, which was confirmed by the Court on June 18, 2022 (the “Confirmation Order”). The Debtors exited the Chapter 11 proceedings on November 3, 2022 (the “Effective Date”), and the proceedings were closed on June 29, 2023. Additional information regarding recent developments in the Chapter 11 proceedings can be found in “Item 4. Information on the Company —Business Overview— Recent Developments in 2022 involving our Chapter 11 Proceedings” and “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Chapter 11 Proceedings” in our 2022 Annual Report.

LATAM filed additional parallel and ancillary proceedings (including the recognition of the U.S. Chapter 11 proceedings) in the Cayman Islands, Colombia, Perú and Chile. As described further below, ancillary proceedings in Cayman Islands remain outstanding.

On May 26, 2020, LATAM Finance Limited and Peuco Finance Limited submitted separate requests for provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which were accepted on May 27, 2020 by the Grand Court of the Cayman Islands. LATAM Finance Limited and Peuco Finance Limited filed several petitions to suspend the liquidation in 2020, 2021 and 2022, all of which were accepted by the court. Currently both proceedings remain open.

On July 7, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of

America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Piquero Leasing Limited filed several petitions to suspend the liquidation in 2020, 2021 and 2022, all of which were accepted by the court. Currently the proceeding remains open.
Class Actions
Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On June 25, 2020, the National Corporation of Consumers and Users (“CONADECUS”) filed a class action against LATAM Airlines Group in the 23° Juzgado Civil de Santiago, for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 pandemic, requesting the nullity of alleged abusive clauses in consumer contracts, the imposition of fines and compensation for damages in defense of the interest of consumers. On July 4, 2020 we filed a motion to reverse the court’s ruling declaring the admissibility of the action filed by CONADECUS. On July 11, 2020 we requested the Court to comply with the Chilean Insolvency Court’s ruling to suspend the case in connection with the foreign reorganization procedure pursuant to the Chilean Insolvency Act, a request that was accepted by the Court. CONADECUS filed a motion for reconsideration and an appeal against this resolution should the motion for reconsideration be dismissed. The Court dismissed the reconsideration motion on August 3, 2020, but admitted the appeal. On December 22, 2022, LATAM Airlines Group filed a motion requesting the stay of the proceedings to be lifted, given the current state of the reorganization procedure. On December 30, 2022, CONADECUS agreed to LATAM Airlines Group’s request. On January 23, 2023, the Santiago Court of Appeals granted LATAM’s motion and lifted the stay. On November 24, 2023, the Court dismissed LATAM’s motion for reversal against the ruling that declared the action filed by CONADECUS admissible. On December 4, 2023, LATAM filed a statement of defense against said decision. The amount at the moment is undetermined.

Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with the U.S. Bankruptcy Court because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Debtors. CONADECUS filed a petition to (i) stay the automatic suspension to the extent necessary to continue with the class action against LATAM Airlines Group in Chile, and (ii) request a joint hearing by the Bankruptcy Court in the U.S. and the Chilean Insolvency Court to hear the matters relating to the claims of CONADECUS in Chile. On September 16, 2020, the Debtors filed their objection against CONADECUS’ appeal and the Official Unsecured Creditors Committee presented a statement in support of the Debtors’ position. On December 18, 2020, the Bankruptcy Court partially granted CONADECUS’s request, only for purposes of allowing them to continue with their appeal and so that the Court of Appeals determine whether or not the suspension is appropriate under the Chilean Insolvency Act. On February 9, 2021, the Bankruptcy Court entered an order to lift the automatic stay to permit the continuation of CONADECUS’ appeal in Chile against the judicial approval of a class action settlement with the Chilean Association of Consumers and Users (“AGRECU”).

Class Action filed by the Chilean Association of Consumers and Users (“AGRECU”)

On July 7, 2020 we were notified of a lawsuit filed by AGRECU against LATAM Airlines Group for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 pandemic, requesting the nullity of alleged abusive clauses in consumer contracts, the imposition of fines and compensation for damages in defense of the interest of consumers. We filed our statement of defense on August 21, 2020. The 25° Juzgado Civil de Santiago admitted the statement of defense and convened the parties to a settlement hearing on October 1, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. CONADECUS further petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM Airlines Group presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On December 28, 2022 the Civil Court ordered to dismiss the file. CONADECUS filed appeals against these decisions with the appellate court of Santiago, and arguments were made on March 8, 2023. In a decision dated August 8, 2023, the appellate court dismissed the appeals by CONADECUS, costs included. On August 26, 2023, CONADECUS appealed against the appellate court ruling, and on November 30, 2023, the Supreme Court declared CONADECUS’ petition inadmissible. On December 7, 2023, LATAM Airlines Group requested the appellate court to determine that the costs of the proceedings be borne by CONADECUS. CONADECUS currently has no petitions against the settlement reached between LATAM Airlines Group and AGRECU. The amount at the moment is undetermined.

Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On September 21, 2023, LATAM Airlines Group was notified of a class action lawsuit filed by CONADECUS in a Chilean Court (23° Juzgado Civil de Santiago), for alleged breaches of the Law on Protection of Consumer Rights because of the cancellation of tickets for international flights purchased through travel agencies. CONADECUS petitioned for fines and damages in defense of the collective and/or diffuse interest of consumers. On September 30, 2023, LATAM Airlines Group filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. A decision on that appeal is pending at this time. The amount at the moment is undetermined.

Legal proceedings with the Antitrust Court in Chile (“TDLC”)

A preliminary injunction was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s New Distribution Capability (NDC) system cease to be implemented or, alternatively, that collection of the distribution cost recovery fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel. On May 24, 2023 the preliminary injunction was initially rejected. However, said resolution was overturned by the TDLC on June 8, 2023, and instead ordered a partial injunction only in terms of suspending the distribution cost recovery fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, reversing the injunction.

On August 11, 2012, the Civil Aviation Administration (“JAC”) filed a petition for clarification with the TDLC regarding certain capacity and other transitory restrictions applicable to the Santiago-São Paulo under the Seventh Condition. The petition seeks to impose a temporary 5-year limitation on 23 frequencies assigned by the JAC to LATAM after the decision was issued.

LATAM filed a brief with the TDLC on August 27, 2023, petitioning that the JAC petition for clarification be dismissed because it was an improper request to change the Seventh Condition. The TDLC dismissed the JAC’s petition for clarification on September 13, 2023. The JAC filed an appeal against the TDLC’s ruling dismissing its petition for clarification on September 23, 2023. LATAM petitioned that said appeal by the JAC be declared inadmissible on September 30, 2023. The TDLC declared the appeal admissible on October 2, 2023, and LATAM filed a motion for reconsideration against that decision on October 7, 2023. The TDLC accepted LATAM’s motion for reconsideration on October 17, 2023, amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be overturned and petitioned that its appeal be declared admissible. On November 3, 2023, LATAM became part of the de facto appeal and requested its rejection. On December 20, 2023, the TDLC sent a report to the Supreme Court with a summary of its decision on this matter. On January 6, 2024, the JAC presented a note in relation to the TDLC report. On January 9, 2024, LATAM presented a document in response to the JAC documentation before the same Court. The amount at the moment is undetermined.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has been finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Chilean Decree Law 211, and dismissed the request for provisional measures. On October 4, 2023, JetSmart filed two motions for reconsideration against the TDLC’s decision. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 20, 2023 CONADECUS requested to become part of this process and requested the same injunction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of said injunction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief requesting the dismissal of JetSmart’s new request for injunction. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding

JetSmart’s inquiry. On December 21, 2023, the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The amount at the moment is undetermined.

Legal proceedings involving LATAM Airlines Peru

On January 26, 2023, LATAM Airlines Peru filed an appeal against the determination and fine resolutions issued by SUNAT for indirect disposal of income during the fiscal year 2015, for an aggregate amount of ThUS$185,987. Through Resolution of the National Taxpayer Intendency (Intendencia de Principales Contribuyentes Nacionales) N°. 4070340000928 dated December 19, 2023, SUNAT granted the appeal filed by the Company and, consequently, the previous resolutions were declared void. Currently, SUNAT is pending to issue the inspection requirements necessary to correct the invalidity defects declared by its agency.

Legal proceedings involving LATAM Airlines Brazil

TAM Linhas Aéreas S.A. is party to one action filed by relatives of victims of an accident that occurred in October 1996 involving one of its Fokker 100 aircraft, in addition to 22 actions filed by residents of the region where the accident occurred, who claimed pain and suffering, and a class action related to this accident. All suits have now been concluded except one suit brought by the association of residents of a local street in respect of which TAM has been found liable by the second instance court of São Paulo for damages to be assessed, subject to an appeal to the Superior Court. Most residents of the relevant street appear to have already been compensated through individual claims, which have been satisfied and thus should not be entitled to further compensation. No steps have been taken by any residents to try to obtain further compensation through the decision in favor of the residents’ association. Any further damages resulting from the aforementioned legal claim are covered by the civil liability guarantee provided for in TAM’s insurance policy with Itaú Unibanco Seguros S.A. (now Chubb Seguros).

In relation to the Airbus A320 aircraft (PR-MBK) accident of TAM Linhas Aéreas S.A. (TAM) at CGH on July 17, 2007, settlements were concluded directly between the insurers/reinsurers and the victims’ families, third parties and ex-employees. Almost all claims and suits have now been concluded and there is ongoing litigation against TAM relating to only one fatal victim and one third party land owner. The administrative action regarding the extent of the primary insurance coverage payable regarding victims on board the aircraft remains on appeal by TAM and the other defendants to the Superior Court in Brasília. No steps have been taken by any party to attempt preliminary execution of the second instance court decision and there should be sufficient grounds to defend any such action based on the releases signed by all claimants upon receiving final compensation. The insurance coverage with Itaú Unibanco Seguros S.A. (now Chubb Seguros) adequately covers all liabilities arising out of the accident, and therefore LATAM Airlines Brazil does not expect to incur in any additional expenses.

Tax related proceedings

In July, 2011, the Brazilian National Institute of Social Security ("INSS") issued a tax assessment notice requesting LATAM to pay certain charging amounts as a result of TAM Linhas Aereas’ lack of payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll, between 2004 and 2012. TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief against the INSS decision. The company made cash deposits to the Court of total amounts required to guarantee the debts allegedly owed. The administrative proceedings have been suspended until the conclusion of the judicial claim, which is still pending. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was ThUS$43,300. In the opinion of our legal advisors, the possibility for the court to rule against TAM Linhas Aereas is high. Therefore, we have established a provision for this litigation which amounts to ThUS$84,078 (R$407,778,562.13) as of December 31, 2023.

Since 1993, TAM Linhas Aereas S.A. is a plaintiff in a judicial claim against the Brazilian government seeking indemnity for damages arising out of the termination of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The amount of potential recovery is indeterminate at this time. The original amount is estimated at ThUS$44,100 (R$246,086,745.00). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings issued by the

Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is high, even if the court of second instance issued decision denying the claim. The Company is planning to appeal the court’s decision before the higher courts in Brazil (STJ and STF).We have not recognized these credits in our financial statements and will only do so if and when a positive decision is rendered final by the Court.

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

A tax assessment was issued by the Brazilian IRS for the collection of Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and a fine of 150% and interest was imposed on TAM. In summary, the Brazilian Federal Revenue Service intends to levy IRPJ and CSLL on the alleged capital gain earned by TAM S.A. as a result of the reduction of the capital stock of the controlled company Multiplus S.A. As of December 31, 2023, the updated amount of the assessment and related fees was approximately ThUS$131,864 (R$639,541,367.35). The Administrative Court issued a second level decision overruling the tax assessment. This decision was challenged by the Brazilian Federal Revenue Service before the third level Administrative Superior Court, and was dismissed on November 7, 2023.

On October 29, 2018, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$124,507 (R$603,862,080.72), due to alleged irregularities of the Company on social security contribution related to work accidents (“GILRAT,” former “SAT”) from November 2013 until December 2017. TAM Linhas Aereas S.A. has presented their defense to the Administrative Court, but on February 7, 2019 the court denied the defense and kept the tax assessment. The proceedings are now pending the judgment on the appeal filed before the second level Court (the “CARF”). On December 30, 2022, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$18,974 (R$87,659,289.63), due to alleged irregularities of the Company on social security contribution related to GILRAT between January and December, 2018. TAM Linhas Aereas S.A. filed the administrative defense on January 27, 2023. In the opinion of our legal advisors, the possibility for the court to rule against TAM Linhas Aereas is high. However, the Company had won a similar case where the Brazilian Federal Revenue Service made the same assessment for irregularities on social security contributions between 2011 and 2012, and this assessment was overruled by the Administrative Court.

On December 12, 2019, the Brazilian Federal Revenue Service Brazilian issued a tax assessment on the amount of ThUS$43,256 (R$209,794,178.29) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during 2014. The company filed its defense, which was denied in September 2020. The appeal filed by the Company is pending judgment.

On February 26, 2016, SNEA (Sindicato Nacional das Empresas Aéreas) on behalf of their members: Tam Linhas Aereas S/A, Absa Aerolinhas Brasileiras S/A, Gol Linhas Aéreas S/A and Azul Linhas Aéreas Brasileiras S/A filed an ordinary claim in the Federal Court of the Federal District to discuss the 72% increase in the values of TAT-ADR (Aerodrome Control Fee) and TAT-APP (Approach Control Fee) imposed by the Department of Airspace Control (“DECEA”). Regarding this increase in tariffs, the companies (Tam Linhas Aéreas S/A and Absa Aerolinhas Brasileiras S/A) are currently making judicial deposits monthly and attemp to replace these deposited amounts with guarantee insurances. On October 13, 2017, the Federal District Court of first instance ruled against SNEA’s claim maintaining the legality of the 72% increase in the values of the fees. On January 30, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. The SNEA awaits the publication of the decision to assess the viability of possible appeals.

For additional relevant legal proceedings relating to the ordinary course of the business, please see Note 30 (Contingencies) in our audited consolidated financial statements.

On February 7, 2024, the Brazilian Federal Revenue Service issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$52,281 (R$253,564,994.72) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during the period of 2019/2020. The company will be filing an administrative response disputing the total amount of the tax assessment. Please see Note 35 in our audited consolidated financial statements.

Dividend Policy
In accordance with the Chilean Corporate Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net profits calculated in accordance with IFRS Accounting Standards, provided no financial losses are carried over and subject to limited exceptions. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period to the extent the economic situation of the Company allows for such distribution. Pursuant to LATAM’s by-laws, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held during the first four months of the following year during which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, except for the shares that have not been fully paid by the shareholder after being subscribed.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate five business days prior to the day we first make payment to shareholders. Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—Taxation-Cash Dividends and Other Distributions”). The amount of U.S. dollars distributed to holders of ADSs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted. Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

Dividend for year:	Payment Date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2020	n.a.	$0.0	606.41	$0.0	$0.0
2021	n.a.	$0.0	606.41	$0.0	$0.0
2022	n.a.	$0.0	606,407.69	$0.0	$0.0
B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2023.
ITEM 9 THE OFFER AND LISTING
A.Offer and Listing Details
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
In August 2022, LATAM filed a registration statement on Form F-1 for the proposed resale of its common shares in the form of ADSs pursuant to the Registration Rights Agreement entered into by and among LATAM, the Backstop Creditors and the Backstop Shareholders. LATAM then filed an amendment to its registration statement on Form F-1 in October 2022. On August 30, 2023, LATAM filed a request for withdrawal of the registration statement. There is no defined timeline for the effectiveness of the registration statement.
As of December 31, 2022, the Company’s statutory capital was represented by 606,407,693,000 shares, all issued, ordinary and without nominal value. On September 6, 2023, the Company's statutory capital was reduced as of right, effective as of the same date.
As of December 31, 2023, the Company’s statutory capital is represented by 604,441,789,335 shares, all issued, ordinary and without nominal value. The Company's statutory capital is the sum of US$6,539,758,049.96, divided into 604,441,789,335 shares, of the same series, with no par value, of which: (i) US$6,539,715,726.81 represented by 604,437,877,587 shares, are fully subscribed and paid, including common shares represented by ADSs; and (ii) US$42,323.16, represented by 3,911,748 shares, to be subscribed and paid in full and exclusively for the conversion of 42,398 Series H Convertible Bonds (ex class B) pending conversion.

B.Plan of Distribution
Not applicable.
C.Markets
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
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
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Set forth below is information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law. This description contains all material information concerning the common shares but does not purport to be complete and is qualified in its entirety by reference to our by-laws, the Chilean Corporate Law and the Securities Market Law, each referred to below. For additional information regarding the common shares, reference is made to our by-laws, a copy of which is included as Exhibit 1.1 to this annual report on Form 20-F.
Organization and Register
LATAM Airlines Group is a publicly held stock corporation (Sociedad Anónima Abierta) incorporated under the laws of Chile. LATAM Airlines Group was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31,759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Santiago, Chile, Commerce Registry (Registro de Comercio de Santiago, Chile) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.
General
Shareholders’ rights in a Chilean corporation are generally governed by the company’s by-laws and the Chilean Corporate Law. Article 22 of the Chilean Corporation Act states that the purchaser of shares of a corporation implicitly accepts its by-laws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporate Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Act provides that the provisions of the Chilean Corporation Act take precedence over any contrary provision in a corporation’s by-laws. The Chilean Corporate Law and our by-laws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, it is forbidden for certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Act sets forth the rules and requirements under which a corporation is deemed to be “publicly held.” Article 2 of the Chilean Corporation Act defines publicly held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF. Article 2 also indicates that corporations must register their shares with the Securities Registry in the event that they have had more than 2,000 shareholders (or such higher number established by the CMF through a general rule, provided that such number does not compromise public faith, taking into account the type of shareholder, nature of the company or similar circumstances) registered in the shareholders registry for twelve consecutive months.
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
•any acquisition or disposition of shares; and
•any acquisition or disposition of contracts or securities, which price or performance depends on the price variation of the LATAM Airlines Group’s shares.
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
Title XXV of the Securities Market Act on tender offers and CMF regulations provide that certain transactions entailing the acquisition on control of a publicly held corporation must be carried out through a tender offer. In addition, Article 199 bis of the Chilean Securities Market Act extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint action agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a publicly held corporation. Such tender offer must be effected within 30 days from the date of such acquisition.
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
As of December 31, 2023, the Company’s statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of the same date, LATAM had a total of 604,437,877,587 shares subscribed and paid; and the balance, corresponding to 3,911,748 shares underlying convertible bonds issued (still unconverted as of such date) as part of LATAM’s capital increase approved in July 5, 2022, is pending subscription and payment.
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
On September 13, 2022, we commenced preemptive rights offerings in Chile for New Convertible Notes and ERO New Common Stock (each as defined in the Plan), which offerings concluded on October 12, 2022. In the case of potential subsequent preemptive rights, we intend to evaluate the costs and potential liabilities associated with the preparation and filing of a registration statement with the SEC, as well as the indirect benefits of enabling the exercise by the holders of ADSs and shareholders located in the United States of preemptive rights.
When preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10. Additional Information—E. Taxation-Chilean Tax—Capital Gains.” If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Thus, the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.

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
1.The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.
2.Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/her/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.
3.The resolutions of the board of directors approving a related party transaction shall be reported at the next following shareholders’ meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders’ meeting.
4.In the event that an absolute majority of the members of the board of directors should abstain from voting, the related-party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders’ extraordinary meeting by two-thirds of the voting shares of the company.

5.If a shareholders’ extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors committee may have expressly requested to be evaluated. The directors committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board. The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Relevant Fact” (Communication sent to the CMF and the stock exchanges in Chile). The directors shall express their view on whether the transaction is in the best interest of the corporation, within five business days from the date the last report was received from the independent advisors.
6.When the directors of the company must express their view on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”
7.Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.
Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporation Act, without complying with the requirements and procedures stated above, with prior authorization by the board:
1.Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF 2,000 (as of December, 31, 2023, approximately Ch$73.6 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2023, approximately Ch$735.8 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.
2.Transactions that pursuant to the company’s policy of habitual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall have the approval of the board of directors’ committee and shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable. Such policy shall not authorize the subscription of acts or contracts that compromise more than the 10% of the assets of the company.
3.Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.
The habitual practice policy adopted by the board of directors in the meeting held on December 29, 2009 established policies setting forth the transactions that fall within the ordinary course of business. That determination was publicly disclosed on the same day and is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.
Shareholders’ Meetings and Voting Rights
Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (when applicable) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on April 20, 2023, and the most recent ordinary annual meeting of our shareholders was held on April 20, 2023.
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
Only shareholders registered with us at midnight of the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his or her proxy to attend and vote on his or her behalf. The proxies must fulfill the requirements set forth by the Chilean Corporate Law and its regulatory norms. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.
The following matters can only be considered at an extraordinary shareholders’ meeting:
•our dissolution;
•a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;
•the issuance of bonds or debentures convertible into shares;
•the conveyance of 50% or more of our assets (whether or not it includes our liabilities);
•the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;
•the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;
•the conveyance of shares of a subsidiary which entails the transfer of control;
•granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and
•other matters that require shareholder approval according to Chilean law or the by-laws.
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
The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, pursuant to the second paragraph of article 67 of the Chilean Corporation Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:
•a change in our corporate form, division or merger with another entity;

•amendment to our term of existence, if any;
•our early dissolution;
•change in our corporate domicile;
•decrease of our capital stock;
•approval of contributions and the assessment thereof whenever consisting of assets other than money;
•any modification of the authority reserved for the shareholders’ meetings or limitations on the powers of the board of directors;
•decrease in the number of members of the board of directors;
•the conveyance of 50% or more of our assets (whether or not it includes our liabilities);
•the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;
•the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;
•the conveyance of shares of a subsidiary which entails the transfer of control;
•the form that dividends are paid in;
•granting a security interest or a personal guarantee in each case to secure obligations of third parties that exceeds 50% of our assets, unless to secure or guarantee the obligations of a subsidiary, in which case only approval of the board of directors will suffice;
•the acquisition of our own shares, when, and on the terms and conditions, permitted by law;
•all other matters provided for in the by-laws;
•the correction of any formal defect in our incorporation or any amendment to our by-laws that refers to any of the matters indicated in the first 16 items listed above;
•the institution of the right of the controlling shareholder who has purchased at least 95% of the shares to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Chilean Corporation Act; and
•the approval or ratification of transactions with related parties, as per article 147 of the Chilean Corporation Act (described above).
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
In general, Chilean law does not require a publicly held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 10 days ahead of the scheduled shareholder’s meeting, the board of directors of a publicly held corporation is required to publish on its website certain information, including that related to the matters to be discussed in such a meeting together with instructions to obtain copies of the relevant supporting documents. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “-Dividend and Liquidation Rights,” below.
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
Dividend and Liquidation Rights
In accordance with Chilean Corporate Law, LATAM Airlines Group must distribute an annual cash dividend equal to at least 30% of its annual net profits calculated in accordance with IFRS Accounting Standards, unless otherwise decided by a unanimous vote of the holders of all issued shares, and unless and except to the extent it has accumulated losses. If there are no net profits in a given year, LATAM Airlines Group can elect but is not legally obligated to distribute dividends out of retained earnings. All outstanding common shares are entitled to share equally in all dividends declared by LATAM Airlines Group, except for the shares that have not been fully paid by the shareholder after being subscribed.
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
Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporate Law (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment thereof at the time of declaration, provided, however, payment of additional dividends shall take place within the fiscal year in which they are declared) are adjusted to reflect the change in the value of the UF. The UF is a daily indexed, Chilean peso-denominated accounting unit designed to discount the effect of Chilean inflation and it is based on the previous month’s inflation rate as officially determined. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the National Corporation of Firefighters (Cuerpos de Bomberos de Chile).
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
Right of Dissenting Shareholders to Tender Their Shares
Chilean Corporate Law provides that, upon the adoption at an extraordinary meeting of shareholders of any of the resolutions or if any of the situations enumerated below takes place, dissenting shareholders acquire the right to withdraw and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. However, such right shall be suspended if we are a debtor in a bankruptcy liquidation proceeding, or if we are subject to a reorganization agreement approved in accordance with the Chilean Insolvency Act, unless such agreement allows the right to withdraw, or unless it is terminated by the issuance of a liquidation resolution. In the case of holders of ADRs, however, in order to exercise such rights, holders of ADRs would be required to first withdraw the common shares represented by the ADRs pursuant to the terms of the deposit agreement. Such holders of ADRs would need to perfect the withdrawal of the common shares on or before the fifth business day prior to the date of the meeting.
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
The price to be paid to a dissenting shareholder of a publicly held corporation is its market value. In the case of corporations which shares are actively traded on a stock exchange (acciones con presencia bursátil) pursuant to a General Rule issued by the CMF, the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the shareholder resolution giving rise to the withdrawal right. If the shares of the corporation do not qualify as “actively traded” pursuant to the General Rules dictated by the CMF, the market price corresponds to the book value of the shares. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed and paid shares. For the purpose of making this calculation, the last balance sheet submitted to the CMF is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.
The resolutions and situations that result in a shareholder’s right to withdraw are the following:
•the transformation of the company;
•the merger of the company with or into another company;
•the conveyance of 50% or more of the assets of the company, whether or not such sale includes the company’s liabilities;
•the adoption or amendment of any business plan which contemplates the conveyance of assets in excess of the foregoing percentage;
•the conveyance of 50% or more of the assets of a subsidiary, if the latter represents at least 20% of our assets;
•the conveyance of shares of a subsidiary which entails the transfer of control, if the subsidiary represents at least 20% of our assets;
•the creation of preferential rights for a class of shares or an extension, amendment or reduction to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;
•the correction of any formal defect in the incorporation of the company or any amendment to the company’s by-laws that grants the right to withdraw;
•the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;
•if the CMF approves de-registering the shares of a publicly held corporation in the Securities Registry of the CMF, as resolved by the extraordinary shareholders’ meeting;
•if the extraordinary shareholders’ meeting resolves to close a publicly held corporation, in the event that the CMF had previously de-registered its shares in the Securities Registry of the CMF as a consequence of a sanctioning administrative process;
•if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and
•such other causes as may be established by the company’s by-laws (no such additional resolutions currently are specified in our by-laws).

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
The circumstance indicated above regarding ownership in excess of 95% by the controlling shareholder creates not only a withdrawal right for the remaining minority shareholders, but as of January 1, 2010, it could also potentially create a “squeeze out” right by the controlling shareholder with respect to those same shareholders (granting a call option by means of which the controlling shareholder may buy-out the existing ownership participations) pursuant to the provisions of article 71 bis of the Corporation Act. However, the “squeeze out” right would apply to the extent expressly contemplated in the by-laws of the corporation, and only with respect to the shares acquired by a shareholder during the effectiveness of such provision in the by-laws of the corporation. LATAM’s by-laws currently do not contemplate a “squeeze out”.
Registration and Transfers
DCV Registros S.A. (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.
C.Material Contracts
Table of Material Contracts for the Purchase of Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
		Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircrafts (18)	US$	3,200,000,000
		⮚ Boeing 787-9 aircrafts (8)
		⮚ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	⮚ To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	⮚ To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Deferral of PDPs.
Supplemental Agreement No. 17 to the Purchase Agreement No. 3256	February 17, 2020	⮚ To include certain letter agreements.
Supplemental Agreement No. 18 to the Purchase Agreement No. 3256	April 29, 2021	⮚ Covering the cancellation of the delivery of four Boeing 787-9 aircraft.
787 Settlement Agreement	June 17, 2022	⮚ Agreed to update delivery dates and settle certain consequences.
Supplemental Agreement No. 19 to the Purchase Agreement No. 3256	August 30, 2023	⮚ Incremental order of 5 additional Boeing 787 Aircraft.
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family aircrafts (5)	US$	230,000,000

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚ Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
⮚ According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.
Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚ Airbus A320-Family aircrafts (30)	US$	2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚ Airbus A320-Family aircrafts (50)	US$	2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	⮚ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚ Covering cancellation and substitution of certain Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚ Covering the substitution of certain Aircraft.
Amendment No. 18 to the Second A320-Family Purchase Agreement	August 4, 2021	⮚ Covering the postponement of certain relevant deadlines.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family aircraft (20)	US$	1,700,000,000
⮚ Delivery scheduled to take place in 2017 and 2018
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
Amendment No. 7 to the A320 NEO Purchase Agreement	September 22, 2017	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 8 to the A320 NEO Purchase Agreement	December 21, 2018	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 9 to the A320 NEO Purchase Agreement	August 4, 2021	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 10 to the A320 NEO Purchase Agreement	August 17, 2023	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family aircrafts (31)	US$	3,300,000,000
⮚ Airbus A330-200 aircrafts (6)
⮚ Delivery was scheduled to take place between 2007 and 2010
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family aircrafts (20)	US$	2,140,000,000

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
⮚ Airbus A330-200 aircrafts (4)
⮚ Delivery was scheduled to take place between 2007 and 2014
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family aircrafts (20)	US$	1,450,000,000
⮚ Delivery was scheduled to take place between 2014 and 2015
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family aircrafts (10)	US$	1,730,000,000
⮚ Airbus A320 NEO Family aircrafts (22)
⮚ Delivery scheduled to take place between 2016 and 2018
⮚ Ten option rights for Airbus A320 NEO Family aircraft
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Rescheduled delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft.
⮚ Cancel the delivery of one A321 Aircraft.
Amendment No. 27 to the A320/A330 Purchase Agreement	August 4, 2021	⮚ Incremental order of 28 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 28 to the A320/A330 Purchase Agreement	July 20, 2022	⮚ Incremental order of 17 additional A320 NEO Family Aircraft.
⮚ Rescheduling and type conversion of certain A320 NEO Family Aircraft.
Amendment No. 29 to the A320/A330 Purchase Agreement	August 2023	⮚ Incremental order of 13 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts - A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircrafts (22)	US$	6,480,000,000
⮚ Ten option rights for Airbus A350 aircraft.

Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft
Termination Agreement in respect of the A350 Purchase Agreement	August 4, 2021	⮚ Cancellation of 2 remaining deliveries of A350-1000 XWB Aircraft

TAM Material Contracts - Boeing 777 Purchase Agreement

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircrafts (4)	US$	1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft
Supplemental Agreement No. 12 to the Purchase Agreement	February 3, 2020	⮚ Cancellation of one Aircraft
Supplemental Agreement No. 13 to the Purchase Agreement	April 29, 2021	⮚ Cancellation of one Aircraft

Other Material Contracts
Boeing
On May 9, 1997, we entered into the Aircraft General Terms Agreement with The Boeing Company (“AGTA”), applicable to all Boeing aircraft contracted for purchase from The Boeing Company.
Boeing Aircraft Holding Company
On May 8, 2018, we also entered into an Aircraft Lease Common Terms Agreement with The Boeing Aircraft Holding Company for the lease of two Boeing 777-200ER aircraft. The average term of the lease is 12 months.
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
Aercap Holdings N.V.
On May 28, 2013, we entered into a framework deed with Aercap Holdings N.V. for the sale and leaseback of several used A330-200 aircraft, which were returned to the lessor, and several new aircraft to be received from the manufacturer including Airbus 350-900, Boeing 787-8 and Boeing 787-9 aircraft. The estimated gross value (at list prices) of these aircraft is US$3.0 billion.
On February 25, 2022, we entered into lease agreements with Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of six A321neo to be delivered in 2023 and 2024. Also, on March 31, 2022, we entered into lease agreements with Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of two additional A321neo to be delivered in 2024. These lease agreements are for a duration of twelve years.
On March 02, 2023, we entered into lease agreements with Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of four B787-9 to be delivered in 2025. These lease agreements are for a duration of twelve years.
Aircastle Holding Corporation Limited
On February 21, 2014, we entered into a framework deed with Aircastle Holding Corporation Limited for the lease of four Boeing 777-300ER already in the fleet. The four aircraft were manufactured in 2012 and the estimated market value (at list prices) of these aircraft is US$580 million. The average term of the original leases were 60 months, and the agreement was extended for another 84 months.
One of the four aircraft has been sold in July 2019 and is no longer part of such framework deed with Aircastle, but the aircraft remains in our fleet with a different lessor.
On January 11, 2019, we entered into lease agreements with Aircastle for the lease of 10 A320 aircraft. The lease agreements are for a duration of approximately seven to eight years.
GE Commercial Aviation
On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing Boeing 777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.

GE Engine Services LLC
On June 12, 2014, we (and TAM Linhas Aereas S.A.) entered into engine services agreement with GE Engine Services, LLC and GE Celma Ltda. for the provision of maintenance services of CF6-80C2B6F engines (which powers our Boeing 767 fleet) during 200 shop visits or 10 years, whichever occurs first.
On June 18, 2021, we entered into an engine services agreement with GE Engine Services, LLC for the provision of maintenance services of GE90-115BL engines, which power 10 Boeing 777 passenger fleet and 3 spare engines, for a period of 6 years.
CFM International
On December 17, 2010, we entered into General Terms Agreement No. CFM-1-2377460475 (the “GTA”) and Letter Agreement No. 1 to GTA with CFM International, Inc. (“CFM”) for the sale and support by CFM of CFM56-5B engines to power 70 A320-family aircraft and up to 14 CFM56-5B spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with CFM for the provision by CFM of maintenance services for the above-mentioned installed and spare engines.
On December 31, 2014, we entered Letter Agreement No. 2 to GTA with CFM for the sale and support by CFM of CFM56-5B engines to power 20 A320-family aircraft and one spare engine.
On March 15, 2006, TAM Linhas Aereas S.A. entered into an engine services agreement with GE Celma Ltda. for the provision of maintenance services for CFM56-5B engines, which power 47 A320-family passenger fleet and 6 spare engines, for a period of 15 years per engine.
PW1100G-JM Engine Maintenance Agreement
In February 2014, we entered into an engine support and maintenance agreement with United Technologies International Corporation, Pratt & Whitney Division (“PW”) for the sale, support and maintenance by PW of PW1100G-JM engines to power 42 A320neo-family aircraft and nine spare engines. It is also a rate per engine flight hour contract agreement, which includes cost control mechanisms for LATAM.
On April 30, 2015, PW assigned the agreement described above to International Aero Engines, LLC.
On November 22, 2022, we entered into Amendment 7 to the above-mentioned services agreement with International Aero Engines, LLC, for the sale and support by IAE of PW1100 engines to power additional A320neo-family aircraft and additional option aircraft, and additional PW1100 spare engines.
Rolls-Royce PLC & Rolls-Royce TotalCare Services Limited
On September 30, 2009, we entered into General Terms Agreement No. DEG5307 (the “GTA”) with Rolls-Royce PLC for the sale and support by Rolls-Royce of Trent 1000 engines to power 32 Boeing 787 family aircraft and up to 10 Trent 1000 spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with Rolls-Royce TotalCare Services Limited for the provision by Rolls-Royce of maintenance services for the above-mentioned installed and spare engines, for a period of 15 years per engine.
On December 1, 2021, we entered into Amendment 7 to the above-mentioned services agreement with Rolls-Royce PLC, for the sale and support by Rolls-Royce of Trent 1000 engines to power 28 Boeing 787 family aircraft and additional option aircraft, and up to 13 Trent 1000 spare engines.
International Aero Engines AG
On October 12, 2006, we entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 53 A320-family passenger fleet and 9 spare engines, for a period of 12 years per engine.
On October 21, 2010, TAM Linhas Aereas S.A. entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 26 A320-family passenger fleet and 7 spare engines, for a period of 12 years per engine.

CFM International
On June 29, 2016, we entered into a Rate Per Flight Hour Agreement for Engine Shop Maintenance Services with CFM International, Inc., covering the maintenance, repair and overhaul of certain CFM56-5B engines.
On December 22 2023, LATAM and TAM entered into a seventh amendment to the above-mentioned services agreement with CFM International, Inc. and GE Celma Ltda., incorporating all engines out of their original contract for an additional period of coverage.
Avolon Aerospace
On September 8, 2017, we entered into a lease agreement with Avolon Aerospace for the Sale and Leaseback of five A320neo aircraft. The estimated market value of these aircraft is US$ 241,000,000. The average term of the leases is 144 months.
On January 16, 2018, we entered into a lease agreement with Avolon Aerospace of two A321-200 aircraft. The estimated market value of these aircraft is US$ 88,600,000. The average term of the lease is 124 months.
On September 9, 2021, we entered into lease agreements with Avolon for the lease of three 787-9. The lease agreements are for a duration of approximately thirteen years.
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
VMO Aircraft Leasing Ireland Service Co
On March 5, 2021, we entered into lease agreements with Wilmington Trust Company, not in its individual capacity but solely in its capacity as owner trustee, (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for the lease of eleven A321 aircraft. On April 23, 2021, we entered into lease agreements with UMB Bank N.A. not in its individual capacity but solely in its capacity as owner trustee (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for the lease of four 787-9 aircraft. The lease agreements are for a duration of approximately nine to ten years.
In July 2022, we entered into lease agreements for the lease of two Airbus A321-271NX aircraft with UMB Bank N.A. not in its individual capacity but solely in its capacity as owner trustee (all having Avolon Aerospace Leasing Limited acting as a servicer) for a duration of approximately 12 years.
In October 2022, we entered into lease agreements for the lease of two additional Boeing 787 aircraft with UMB Bank N.A. not in its individual capacity but solely in its capacity as owner trustee (all having VMO Aircraft Leasing Ireland Service Co. acting as a servicer) for a duration of approximately twelve years.

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
CFM56-5B Engine Maintenance Contract
In March 2006, TAM entered into a services agreement with GE Celma, a Brazilian subsidiary of General Electric Engine Services division, for the maintenance by GE Celma of CFM56-5B engines to power 25 A320-family aircraft and four spare engines.
In March 2007 TAM entered into the Amendment 1 to the above-mentioned services agreement with GE Celma, extending the maintenance services to the engines powering additional 16 A320-family aircraft and two spare engines.
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

General Electric Company, GE Engine Services Distribution LLC & GE Engine Services LLC

On December 1, 2023, we entered into a General Terms Agreement No. 1-1057041 with General Electric Company and GE Engine Services Distribution, LLC (jointly referred as “GE”) for the sale and support by GE of GEnx engines to power 9 Boeing 787-9 aircraft, additional option aircraft and spare engines. On the same date, we entered into a TrueChoiceTM Engine Service Agreement with GE Engine Services, LLC for the provision by GE Engine Services, LLC of maintenance services for the above-mentioned installed and spare engines.
D.Exchange Controls
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
On April 16, 2001, the Central Bank of Chile agreed that, effective April 19, 2001:
•prior foreign exchange restrictions would be eliminated; and
•a new Compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) would be applied
The main objective of these amendments, as declared by the Central Bank of Chile, is to facilitate movement of capital in and out of Chile and to encourage foreign investment.
In connection with the change in policy, the Central Bank of Chile eliminated the following restrictions:
•a reserve requirement with the Central Bank of Chile for a period of one year (this mandatory reserve was imposed on foreign loans and funds brought into Chile to purchase shares other than those acquired in the establishment of a new company or in the capital increase of the issuing company; the reserve requirement was gradually decreased from 30% of the proposed investment to 0%);
•the requirement of prior approval by the Central Bank of Chile for certain operations;
•mandatory return of foreign currency to Chile;
•mandatory conversion of foreign currency into Chilean pesos;
•Under the new regulations, only the following limitations apply to these operations:
•the Central Bank of Chile must be provided with information related to certain operations; and
•certain operations must be conducted with the Formal Exchange Market.
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
Investment in Our Shares and ADRs
Currently, investments made by foreign investors in shares of our common stock are subject to the following requirements:
•any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;
•any foreign investor acquiring shares of our common stock to be converted into ADSs or deposited into an ADR program who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market;
•in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank of Chile;
•all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market;
•all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and
•all remittances of funds made to the foreign investor must be reported to the Central Bank of Chile by the intervening entity of the Formal Exchange Market.
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
If the depositary does not receive voting instructions from a holder by the specified date, it will consider such holder to have authorized and directed it to give a discretionary proxy to a person designated by our board of directors to vote the number of deposited securities represented by such holder’s ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:
•we do not wish to receive a discretionary proxy;
•we think there is substantial opposition to the particular question; or
•we think the particular question would have an adverse impact on our shareholders.
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
E.Taxation
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

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations, and interpretations, but Chilean tax authorities may change these rulings, regulations, and interpretations prospectively.

On December 19, 2023, an income tax treaty between the United States and Chile (Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion or “Convention”) entered into force. With respect to taxes withheld at the source of income, the Convention will have effect for amounts paid or credited on or after February 1, 2024. For all other taxes, the Convention will have effect for taxable periods beginning on or after January 1, 2024. Some of the main implications of the Convention are:

•Generally reduces rates of withholding taxes.

•Generally eliminates withholding tax in the source country on service payments.

•Withholding tax rates on royalties will be limited to 2% or 10%.

•As a general rule, capital gains of a resident may be taxed in both countries, although reduced rates or exemptions from one country’s tax may apply to gains derived by a resident of the other country, depending on the type of asset disposed of. In the case of shares or other rights or interests representing the capital of a company resident in a country, 16% is the maximum rate allowed to be imposed by that country on a resident of the other country who alienates the shares or other rights or interests, if the seller previously owned shares representing no more than 50% of the capital of the company (and in the case of alienators of other rights, rights previously owned by the seller represented less than 20% of the capital). Exemptions for pension funds and institutional investors are applicable. Likewise, tax exemptions apply to the sale of shares with stock market presence, being taxed only in the taxpayer's country of residence when certain requirements are met.

•It does not preclude the United States from taking payments from Chilean residents into account in computing the “Base Erosion Anti-abuse Tax” (known as the “BEAT”) of a U.S. taxpayer.

Law No. 21,420, published on February 4, 2022, aims to reduce or eliminate certain tax exemptions. The new law limits the non-taxable income benefit on capital gain on the disposal of public traded instruments, incorporating a 10% single tax on capital gains obtained by non-institutional investors on the sale of those instruments, tax effective for operations as of September 2, 2022. If all the requirements stated in the Convention for exemption from tax of capital gains on this type of assets are met, then this single tax will generally not be applicable after the relevant effective date in the Convention.

Additionally, on July 7, 2022, the Chilean government submitted to Congress a tax reform bill that includes amendments to the Income Tax Law, the Tax Code, the VAT Law, the introduction of a new wealth tax, among others however, this bill was not passed in Congress. A new tax reform bill is likely to be presented to Congress for discussion and eventual Congress and Senate approval during 2024. So far, the final content and details of the tax measures is unknown.

Finally, on December 19, 2023, the government presented before the Congress a bill that creates a Register of Beneficial Ownership. Such registry will contain information of final beneficiaries of legal persons, investment funds, and other entities without legal personality, incorporated or domiciled in Chile, or with any type of permanent establishment in Chile.

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

The Partially Integrated Regime reduces the amount of First Category Tax creditable against the Withholding Tax for certain Foreign Holders. As a general rule, only 65% of the First Category Income Tax credit will actually offset the Withholding Tax. However, if a tax treaty is in place between Chile and the country of domicile of a Foreign Holder and such Foreign Holder is entitled to treaty benefits in relation to the income, as it the case, the full First Category Tax credit will continue to be available to be offset against the Withholding Tax.

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
______________________________________________________
(*)30% of net distributable income.
(**)The dividend of Ch$21.90 grossed up with the First Category Tax credit of Ch$8.10.

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

Gains realized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Tax. However, a gain not exceeding 10 Annual Tax Units (app US $8,759.22 as of December 13, 2023) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable. The proceeds of the sale or disposition are subject to a withholding of 35% applicable on the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total proceeds, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder would be entitled to request a tax refund for any amounts withheld in excess of the taxes actually due in April of the following year upon filing its corresponding tax return.

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

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (app US$ 41,648.93 as of December 13, 2023) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

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

Notwithstanding the above mentioned tax exemption under article 107 of the Chilean Income Tax Law in benefit of institutional investors which is still applicable, a previous specific capital gain tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014, by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

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

It should be noted that the single 10% tax indicated above with respect to the disposal of shares with stock market presence would not be applicable for capital gains obtained by taxpayers domiciled in the U.S. eligible for the benefits of the Convention who meet all the requirements for exemption. In this regard, the Convention sets out that earnings obtained by a resident of a state that has ratified the Convention (a “Contracting State”) and the disposal of shares in a company resident in the other Contracting State with a stock market presence on a recognized stock exchange located in in that other Contracting State, may be taxed only in the country where the transferor resides if the following requirements are met: (a) the shares are sold on a stock exchange recognized in the another Contracting State or in a takeover bid process of shares in accordance with applicable law, and (b) such shares have been previously acquired in (i) a stock exchange recognized in that other Contracting State, (ii) in a legally regulated takeover bid process, (iii) in a primary placement of shares, (iv) upon the incorporation of the company or of a subsequent capital increase, or (v) in an exchange of bonds convertible into shares.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, obligations of the United States under the Convention may affect the tax liability imposed by the Code. With respect to taxes withheld at source, the Convention has effect for amounts paid or credited on or after February 1, 2024. For all other taxes, the Convention has effect for taxable periods beginning on or after January 1, 2024.

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

If you are a U.S. holder who is an individual, trust, or estate, then dividends paid on the ADSs or common shares that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains. Dividends paid on the ADSs or common shares will be treated as qualified dividend income if:

●	(a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States; or (b) we are eligible for benefits of a comprehensive tax treaty with the United States, which the U.S. Treasury determines is satisfactory for this purpose, which includes an exchange of information program;

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC; and

●	you hold the ADSs or common shares, as applicable, for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements; and you are not under an obligation to make related payments with respect to positions in substantially similar or related property.

We believe that our common shares and ADSs should not be treated as stock of a PFIC for 2023. See additional discussion under the “PFIC Rules,” below.

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

Accordingly, because our ADSs were delisted from the NYSE on June 22, 2020 and currently trade only on the over-the-counter market, the U.S. IRS may take the position that dividends we pay with respect to the common shares are not paid with respect to stock that is readily tradable on an established securities market in the United States.

We may, however, be eligible for benefits of the Convention and the U.S. Secretary of the Treasury has determined that the Convention is satisfactory for purposes of the qualified dividend income, definition. If we are so eligible and the U.S. Secretary of the Treasury determines that the Convention is satisfactory for purposes of the qualified dividend income definition, dividends received by an individual, trust, or estate U.S. holder may be subject to taxation at the preferential rates applicable to long-term capital gains if our common shares and ADSs are not treated as stock of a PFIC for the year in which the dividend is paid or the preceding year. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

The dividend is taxable to you when you receive, in the case of common shares, or the Depositary receives, in the case of ADSs, the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. domestic corporations in respect of dividends received from other U.S. domestic corporations or certain foreign corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot Chilean pesos/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

    The amount of dividend income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean Withholding Tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) may be creditable or deductible against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. IRS in December 2021 and any Chilean withholding tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. If you either (i) are eligible for, and properly elect, the benefits of the Convention, or (ii) consistently elect to apply a modified version of these rules under recently issued temporary guidance and comply with specific requirements set forth in such guidance, the Chilean withholding tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, The application of the requirements to the Chilean Withholding Tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Chilean withholding tax on dividends is not creditable for you or if you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Chilean withholding tax in computing your taxable income for U.S. federal income tax purposes.

Dividends will generally be income from sources outside the United States and, for U.S. holders that elect to claim foreign tax credits, will, depending on your circumstances, generally be “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on your particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the U.S. IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their tax advisors concerning the application of these rules in their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, in your common shares or ADSs, as determined in U.S. dollars. Capital gain of a U.S. holder who is an individual, trust, or estate, is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. You will generally not be entitled to credit any Chilean tax imposed on the sale or other disposition of the common shares or ADSs against your U.S. federal income tax liability, except in the case you either (i) are eligible for, and properly elect to claim, the benefits of the Convention, or (ii) consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and comply with the specific requirements set forth in such guidance. Additionally, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, even if the Chilean tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, if you are eligible for the benefits of the Convention, you may elect to treat such gain as Chilean-source gain under the Convention. If the Chilean tax is not a creditable tax or you do not claim it as a credit pursuant to the Convention, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the U.S. IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Chilean tax imposed on such sale or disposition.

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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
General
Given the nature of its business, LATAM is exposed mainly to three types of market risk:
•Fuel price fluctuations;
•Foreign exchange fluctuations; and
•Interest rate fluctuations.
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
LATAM fuel consumption for 2023 was 1,195 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.
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
LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to our Company—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”
During 2023, 2022, and 2021 we entered into a mix of swaps and option contracts on JET FUEL 54 USGC with investment grade banks and other financial entities for notional fuel purchases (non-delivery). Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2023 LATAM	2022 LATAM	2021 LATAM
Gallons Purchased (million)	499.6	249.4	117.4
% Total Annual Fuel Consumption	41.6%	24.6%	16.1%
Combined Result of Hedges (in millions of US$)	15.7	18.8	10.1
______________________________________________________
As of December 31, 2023, the fair value of our outstanding fuel related derivative contracts was US$22.1 million (positive).

Gains and losses on the hedging contracts outlined above are recognized as a cost of sales in the income statement when the fuel subject to the hedge is consumed. Premiums paid related to fuel derivative contracts are recorded as prepaid expenses (current assets) and recorded as an expense at the time the contract expires.
Under IFRS Accounting Standards, the fair value of the hedging derivatives is booked as a non-current asset or liability if the remaining maturity of the item is hedged for more than 12 months, and as a current asset or liability if the remaining term of the item is hedged for less than 12 months. The fair value of the derivative contracts is deferred within an equity reserve account. [Please see Note 2.9 to our audited consolidated financial statements]. As the current positions do not represent changes in cash flows but a variation in the exposure to the market value, the Company’s current hedge positions have no impact on income; they are booked as cash flow hedge contracts, so a variation in fuel prices has an impact on the Company’s net equity.
The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2024, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the JET futures benchmark price at the end of December 2023, 2022, 2021.

	LATAM fuel price sensitivity Position as of December 31
	2023 LATAM (effect on equity)	2022 LATAM (effect on equity)	2021 LATAM (effect on equity)

	(millions of US$ per barrel)
HO or JET benchmark price
+5	+10.8	+2.2	+2.7
-5	-10.7	-2.3	-3.3
During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS Accounting Standards principles for recognizing and measuring financial instruments.
Given the fuel hedge structure during the year 2023, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$131.6 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$131.3 million higher fuel costs.
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
To a lesser extent, the company also faces foreign exchange risk relating to additional currencies such as: Great Britain Pound, Euro, Chilean Peso, Australian Dollars, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2023, LATAM has US$414 million in notional for FX Hedges.
Because of changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS Accounting Standards, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).
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
The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$ 4 billion since the merger between LAN and TAM in June 2012 to around US$ 66 million as of December 31, 2023. The Company continues working to mitigate this exposure through financial and operational mechanisms.
The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2023 LATAM	2022 LATAM	2021 LATAM

	(millions of US$)
Appreciation (depreciation) of R$/US$
-10%	+6.6	+70.7	+51.9
+10%	-6.6	-70.7	-51.9
Our foreign currency exchange exposure as of December 31, 2023 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	2,053,133	48.8%	1,431,319	34.1%	283,999	6.8%	434,911	10.3%	4,203,362
Other assets	8,716,043	83.3%	1,625,725	15.5%	65,215	0.6%	56,970	0.5%	10,463,953
Total assets	10,769,176	73.4%	3,057,044	20.8%	349,214	2.4%	491,881	3.4%	14,667,315
Current liabilities	2,742,397	48.2%	103,808	1.8%	916,034	16.1%	1,925,896	33.9%	5,688,135
Long-term liabilities	7,267,532	85.1%	926,289	10.8%	278,265	3.3%	68,819	0.8%	8,540,905
Total liabilities	10,009,929	70.3%	1,030,097	7.2%	1,194,299	8.4%	1,994,715	14.0%	14,229,040
Total equity	438,275	100.0%	—	—	—	—	—	—	438,275
Total liabilities and equity	10,448,204	71.2%	1,030,097	7.0%	1,194,299	8.1%	1,994,715	13.6%	14,667,315
Risk of Fluctuations in Interest Rates
As of December 31, 2023, LATAM had US$4.0 billion in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates, although at this moment, given the Chapter 11 proceedings, LATAM has no derivatives ongoing. Given this situation, approximately 50% of LATAM outstanding debt as of December 31, 2023, was effectively at a fixed rate.
LATAM’s interest-bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$2,027 million, from which 46% is assigned to aircraft financing and 54% to non-aircraft financing. The fixed interest rate debt amounts are US$2,007 million of which 35% is assigned to aircraft financing and 65% to non-aircraft financing.
As of December 31, 2023, the Company did not maintain interest rate derivative positions in force. As of December 31, 2022, the value of interest rate derivative positions amounted to US$8.8 million (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft.

During the period ended December 31, 2023, the Company recognized losses of US$1.8 million (negative) corresponding to the recognition for premiums paid.
As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$14.9 million associated with aircraft leases. As of December 31, 2023, a lower depreciation expense of the right-of-use asset for US$1.1 million (positive) was recognized. As of December 31, 2022, the Company recognized US$0.1 million (positive) for this same concept.
As of December 31, 2023, the average interest rate of our outstanding interest-bearing long-term debt rate was 10.7%.
The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2023, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2023 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2024	2025	2026	2027	2028	2029 and thereafter

	(millions of US$)

Interest-bearing liabilities	10.7%	207	257	211	1,903	176	1,296
______________________________________________________
(1)At cost.
(2)Average interest rate means the average prevailing interest rate on our debt on December 31, 2023.
The following table shows the sensitivity of changes in our long-term interest-bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2023 LATAM	2022 LATAM	2021 LATAM

	(millions of US$)
Increase (decrease) of future curve SOFR rate
+100	-20.27	-22.64	-46.31
-100 basis points	+20.27	+22.64	+46.31
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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2023 LATAM	2022 LATAM	2021 LATAM

	(millions of US$)
Increase (decrease) interest rate curve
Future Rates
+100 basis points	—	+6.9	—
-100 basis points	—	-8.2	—
During the periods presented, the Company has recorded $0.1 million (negative) for ineffectiveness in the consolidated income statement for this type of coverage.

There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
US$0.05 (or less) per ADSs per calendar year	•Depositary services
Registration or transfer fees	•Transfer and registration of shares on the depositary’s share register to or from the name of the depositary or its agent when investors deposit or withdraw shares
Expenses of the depositary	•Cable, telex and facsimile transmissions •Conversion of foreign currencies into U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, such as stock transfer taxes, stamp duty or withholding taxes	•As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•As necessary
Fees and Direct and Indirect Payments Made by the Depositary to the Foreign Issuer
Past Fees and Payments
During 2023, the Company did not received any payment from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.
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

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2023, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control Over Financial Reporting
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2023 has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report included herein.
C.Attestation report of the registered public accounting firm.
See page F-2 of our audited consolidated financial statements.

D.Changes in internal controls over financial reporting.
There have been no changes that have materially affected or are reasonably likely to materially affect the company’s internal control over financial reporting.
ITEM 16 RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has appointed on February 22, 2024, Fred Curado, Sonia Villalobos and Michael Neruda as “audit committee financial experts” as defined in the instructions to Item 16A of the SEC’s Form 20-F. These individuals meet the applicable independence requirements of the SEC and Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees— Board of Directors’ Committee and Audit Committee.”
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, during the fiscal years ended December 31, 2023 and 2022:

	2023	2022

	USD (in thousands)

Audit fees	1,637	3,026
Audit-related fees	-	-
Tax fees	-	-
All Other fees	2	45

Total fees	1,639	3,071
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. RESERVED
ITEM 16K. CYBERSECURITY MANAGEMENT AND STRATEGY
It is a priority for LATAM to ensure adequate levels of protection and cybersecurity for its operations and business processes, as well as for the security of customer, investor and employee information. In light of this priority, LATAM has designed a robust risk management process, which is under continuous improvement seeking to adapt to the latest standards and technology. This process includes the creation of a cybersecurity risk assessment program that allows the identification and timely management of current group's risks, including financial fraud, confidential data loss, regulatory noncompliance, unavailable technologies and reputational damage, by performing the necessary reviews on the technological assets that support the business. The program is governed by three layers of control: the first one is led by risk managers and those responsible for IT controls, the second one is led by the compliance and legal department, as well as the Technological and CyberSecurity risk area, and the third one is led by our internal audit team.

The cybersecurity risk management process is based on the best practices provided by ISO/IEC 27000, ISO/IEC ISO/IEC 3100 and international standards such as the National Institute of Standards and Technology (“NIST”), mainly to delimit the phases of identification and contextualization, evaluation, treatment, monitoring, communication and awareness of cybersecurity risks. In addition, LATAM Airlines Group is certified in the Payment Card Industry Data Security Standard (“PCI DSS”) and complies with applicable local data privacy legislation, the Sarbanes-Oxley Act and IATA safety standards.

LATAM has a team (the “Cybersecurity Team”) duly trained to provide transversal support on issues of cybersecurity governance, risk and compliance, vulnerability management, awareness & training, data protection, cybersecurity architecture, red team, identities and logical access, cyber defense and threat intelligence, all of which are interconnected and strongly involved throughout the risk management process and are under the leadership of the Chief Information Security Officer (CISO). Similarly, the cybersecurity operating model adopted by the company is based on the NIST Cybersecurity Framework (“CSF”).

During the last five years, the business strategy, results of operations and financial situation have not been materially affected by cybersecurity threat risks and, although it cannot be guaranteed that they will not be materially affected in the future by such risks or any material incident, it is understood that the threat environment is dynamic and therefore, it requires the combination of emerging strategies that are at the forefront of new attack trends, without leaving aside the traditional or core strategies that give life to the management of cybersecurity in the company.

In relation to cybersecurity risk management processes, the Cybersecurity Team is involved from the beginning in the development of technological projects that support the business, as a strategy to ensure the operations and business of LATAM group, generating a positive impact on key areas of the company and contributing to the satisfaction of customers, shareholders, investors, among other stakeholder groups.

In addition, cyber risk management extends to the monitoring and identification of threats associated with the use of outsourced service providers, which is why a third-party risk management program has been designed and implemented on an ongoing basis, based on a framework that collects the best international practices such as ISO/IEC 27000 and 31000 to manage these risks in a timely manner, also NIST SP 800-161 for the evaluation of the maturity level. Through this program, LATAM manages to classify suppliers according to their critical risk levels and implementing appropriate strategies for the verification of their internal controls, which, in turn, allow strengthening the control of our cybersecurity. The company's external service critical vendors are continuously monitored using the BitSight automated tool and are contractually obliged to report to LATAM the occurrence of incidents that affect its services, business and data.

Between 2022 and 2023, the vulnerability management process has been strengthened, and we created a Technical Vulnerability Management Program which is part of the cybersecurity risk management program and allows us to address all the company’s processes in a transversal manner. This program is based on the early detection of vulnerabilities in technological and information assets, prioritizing those that are critical for the business. It is fed back to the processes of active threat hunting and threat intelligence, which has allowed directing efforts towards prevention.

As a key complement to risk management in this area, LATAM has defined tactics and strategies for the defense of cybersecurity, which are executed by a multidisciplinary team dedicated exclusively to the chain of protection, detection, response and recovery of the company's operations in the event of any cybersecurity event or incident. The company has a Security Operations Center (SOC) for the detection of cybersecurity incidents through the System Information and Event Management (SIEM) tool, as well as a group of expert IT and Cybersecurity engineers performs containment and the CSIRT team prepares the response. There is also an external service specialized in forensic analysis if required.

The technical controls implemented are periodically tested through simulated attack exercises and independent evaluations, in order to verify the degree of effectiveness and efficiency and thus, be the kick-off of the continuous improvement program of cybersecurity. In addition, these strategies keep the company permanently alert to advanced threats and possible attack vectors that could compromise the availability of commercial services or threaten the privacy and integrity of information. In the last three fiscal years, we have not faced any significant incident of information security violation, and the costs associated with possible incidents of this type were insignificant.

As a reinforcement of tactical and operational strategies to maintain cybersecurity standards, LATAM develops an annual training and awareness plan under the Information Security Awareness and Training Standard. The activities of this plan include the updating of e-learning based on awareness, training and education adapted to all roles in the company. This translates into the creation of a culture based on the constant development of knowledge for internal personnel, suppliers and customers.

Governance

With regard to cybersecurity governance, LATAM has defined an organizational structure with specialized and dedicated personnel and formal instances of high hierarchical level, with powers and competencies required to manage information security and cybersecurity. As part of this organizational structure, the Chief Information Security Officer (CISO) performs a risk function and is responsible for the design and maintenance of an adequate system of identification, monitoring, control and mitigation of data protection and cybersecurity risks. The CISO reports hierarchically to the IT Vice President (CIO) and the CIO, in turn, to the CEO of the company.

During the second half of 2023, the CISO role began to be occupied by André Pires Magalhaes, who has academic training in Electronics Engineering at the University of Sao Paulo (Brazil, 2000) and MBA in Corporate Management at the Getulio Vargas Foundation (Rio de Janeiro, Brazil, 2004). Likewise, André has international level certificates in the Information Security and Governance areas, among which ITIL Foundation V3 (2012), CRISC (2010), ISO/IEC 27001 Audit Leader (2010), CGEIT 2009), CISM (2008), CISA (2007) and has a professional career of 21 years of experience in Risk Management & Information Security, developing management, strategy and project management activities. André successfully lead cybersecurity and information security teams in companies from various economic sectors in the South America Region, including FALABELLA Corporated, Santander Chile Bank, PRODUBAN Chile (ISBAN), General

Motors (Chile, Perú and Brazil), CPM Brazis Technology (Brazil), Natura Cosmetics (Brazil), Alcoa Aluminio S.A (Brazil).

LATAM group also has an Executive Committee responsible for assessing the company’s tolerance to cybersecurity risks, as well as ensuring the allocation of necessary resources, infrastructure personnel and tools for the proper management of these risks. The CISO provides monthly reports to the Executive Committee on the results of the monitoring of the strategies defined for the adequate management of risks in this area, including the results of the periodic evaluation carried out by independent experts on the company’s cybersecurity management program, such as MANDIANT and GM Sectec, among others.

The primary role of the Board and Executive Committee is to oversee the company’s security management program, recognizing that management is responsible for designing, implementing and maintaining an effective program to protect and mitigate data privacy and cybersecurity risks. The full Board receives annual information security and privacy training provided by the CISO. During quarterly meetings, the CIO presents to the Board the status of cyber threats and the effectiveness of measures taken to mitigate them. The independent third party-providers, through its periodic internal control report, also report on cybersecurity issues.

LATAM’s Audit Committee is responsible for, among other things, independently supervising the company’s risk management, including data privacy and cybersecurity risks, which is managed by the Internal Audit department, incorporating strategic metrics, reviewing status of ongoing initiatives, significant incidents and their impact, emerging threats in the sector as well as the results of internal audits.

Finally, the Cybersecurity team annually reviews and updates its governance documents, including the Information Security Policy, the internal regulations that dictate the general guidelines for securing the company’s information and technological assets, and the Information Security Program Plan. Compliance with the information security and cybersecurity documentary framework is reviewed annually by the Internal Audit team and by independent third parties who carry out compliance reviews associated with regulatory standards and laws such as PCI DSS, SOx, IOSA, among others.

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
2.4
Indenture, dated as of October 18, 2022, among the Company, the Guarantors and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 13.375% Senior Secured Notes due 2027, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

2.5
Indenture, dated as of October 18, 2022, among the Company, the Guarantors and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 13.375% Senior Secured Notes due 2029, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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

4.3.7*##
Supplemental Agreement No. 19 (dated August 30, 2023) to the Purchase Agreement No. 3256 as amended, between the Company and The Boeing Company, dated as of October 29, 2007. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

4.6.1*##
Rate Per Flight Hour Agreement for Engine Shop Maintenance Services between the Company and CFM International, Inc., dated June 29, 2016. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.6.2*##
Amendment No. 7, dated December 22, 2023, to the Rate Per Flight Hour Agreement for Engine Shop Maintenance Services among the Company and CFM International, Inc. and GE Celma Ltda., dated June 29, 2016. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.7
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

4.7.1
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

4.8
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

4.9
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

Exhibit No.	Description
4.12
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

4.13.1
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

4.13.2
Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.13.3
Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

4.13.4
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

4.13.5*##
Amendment No. 10 (dated as of August 17, 2023) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.14
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
4.20
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

4.25.1
Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2013, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25.2
Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to our annual report on Form 20-F (File No. 001-14728), filed on April 30, 2014, and portions of which have been omitted pursuant to a request for confidential treatment).

4.25.3
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

4.26.2
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
4.26.3
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

4.26.4
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

4.26.5
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

4.26.6
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

4.27
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

4.27.2##
Amendment 7 dated as of November 22, 2022 to the PW1100G-JM Engine Support and Maintenance Agreement, as amended and restated, dated as of February 26, 2014 between the Company and International Aero Engines, LLC relating to the sale and support of PW1100 engines, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.28
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

4.29.4
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

4.29.5*##
Amendment No. 28 (dated as of July 20, 2022) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.29.6*##
Amendment No. 29 (dated as of August, 2023) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.30
Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM - Linhas Aereas S.A. and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 1, 2015 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30.1
Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated by reference to our annual report on Form 20-F (File No. 001-14728) filed on April 29, 2016 and portions of which have been omitted pursuant to a request for confidential treatment).

4.30.2
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

4.31
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

4.35
Framework Agreement dated as of September 26, 2019 by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2019 on Form 20-F (File No. 001-14278), filed on March 18, 2020.

Exhibit No.	Description
4.36
Restructuring Support Agreement, dated as of November 26, 2021 among the Company, other debtors party thereto and the commitment parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 29, 2021.

4.37
Backstop Commitment Agreements, dated as of January 12, 2022 among the Company, other debtors party thereto and the respective backstop parties thereto, incorporated by reference from form 6-K (File No. 001-14728) furnished to the SEC on January 13, 2022.

4.38##
Operating Lease Agreements dated as of February 16, 2022, as amended and restated, between the Company, SFV Aircraft Holdings IRE 7 DAC, SFV Aircraft Holdings IRE 8 DAC and SFI Aircraft Holdings IX Designated Activity Company, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.39##
Operating Lease Agreements both dated as of October 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as trustee of MSN 38481 Trust) relating to the lease of two additional Boeing Model 787-9 aircrafts, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.40##
Operating Lease Agreements both dated as of July 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as owner trustee o) relating to the lease of two additional Airbus A321-271NX aircrafts, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.41
Aircraft Lease Agreements both dated as of February 01, 2021 between the Company and Vermillion Aviation (Nine) Limited relating to the lease of two additional Airbus A320-214 aircrafts, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022.

4.42##
Aircraft Lease Agreements dated as of February 25, 2022 and March 31, 2022, respectively, between the Company and Bank of Utah (in its capacity as trustee of Aircraft 32A-012168X (Utah) Trust) relating to the lease of eight A321neo aircrafts, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.43*##
Aircraft Lease Agreement dated as of March 02, 2023, between the Company and Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of four B787-9. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.44*##
General Terms Agreement No. 1-1057041, dated December 1, 2023, entered into by the Company and General Electric Company and GE Engine Services Distribution, LLC (jointly referred as “GE”) for the sale and support by GE of GEnx engines to power 9 Boeing 787-9 aircraft, additional option aircraft and spare engines [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.45*##
TrueChoiceTM Engine Service Agreement, dated December 1, 2023, entered into by the Company and GE Engine Services, LLC for the provision by GE Engine Services, LLC of maintenance services for spare engines. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.46##
Registration Rights Agreement, dated as of November 3, 2022, as amended and restated on November 10, 2022, by and among the Company and the Holders, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.47
Joint Venture Agreement, dated as of May 7, 2020 among the Company and Delta Air Lines Inc, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023.

Exhibit No.	Description
4.48
Joint Plan of Reorganization, dated as of June 18, 2022 entered by the United States Bankruptcy Court for the Southern District of New York, incorporated herein by reference from Amendment No. 1 to our Registration Statement on Form F-1, filed October 26, 2022, File No. 333-266844, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023.

4.48.1##
Exit Term Loan B Credit Facility Agreement, dated as of October 12, 2022, among the Company and the parties thereto, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.48.2##
Exit Term Loan B Incremental Amendment, dated as of November 3, 2022, among the Company and the parties thereto, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

8.1*	List of subsidiaries of the Company.
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
________________________________________________________
*Filed herewith.
##Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Latam Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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
RUT: 81.513.400-1 | Teléfono (56 2) 2940 0000 | www.pwc.cl

Santiago, Chile February 22, 2024
Latam Airlines Group S.A.
2

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loyalty Programs Breakage

As described in Notes 2.19, 4(e) and 21 to the consolidated financial statements, the Company has recorded deferred income of US$3,394 million as of December 31, 2023, of which US$1,279 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management used statistical models to estimate the breakage which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

Santiago, Chile February 22, 2024
Latam Airlines Group S.A.
3

The principal considerations for our determination that performing procedures relating to the valuation of loyalty programs breakage is a critical audit matter are (i) the significant judgment by management when developing the breakage estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating the historical redemption and expiration activity and forecasted redemption and expiration patterns; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of loyalty programs breakage, including controls over management’s review of the statistical models and resulting breakage estimates. These procedures also included, among others (i) testing management’s process for developing the breakage estimate; (ii) evaluating the appropriateness of the statistical models; and (iii) testing the completeness, accuracy, and relevance of underlying data used in the models. Evaluating management’s assumptions used to develop the breakage estimate involved evaluating whether the assumptions used by management were reasonable considering (i) the available information regarding the miles and points redemption and expiration patterns; (ii) management’s actions to incentive holders of the loyalty programs to redeem their miles and points; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s methodology and assumptions used to develop the breakage estimate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Consultores Auditores y Compañia Limitada

Santiago, Chile
February 22, 2024

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ASSETS

	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	1,714,761	1,216,675
Other financial assets	7 - 11	174,819	503,515
Other non-financial assets	12	185,264	191,364
Trade and other accounts receivable	7 - 8	1,385,910	1,008,109
Accounts receivable from related entities	7 - 9	28	19,523
Inventories	10	592,880	477,789
Current tax assets	17	47,030	33,033
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,100,692	3,450,008
Non-current assets (or disposal groups) classified as held for sale	13	102,670	86,416

Total current assets		4,203,362	3,536,424

Non-current assets
Other financial assets	7 - 11	34,485	15,517
Other non-financial assets	12	168,621	148,378
Accounts receivable	7 - 8	12,949	12,743
Intangible assets other than goodwill	15	1,151,986	1,080,386
Property, plant and equipment	16	9,091,130	8,411,661
Deferred tax assets	17	4,782	5,915
Total non-current assets		10,463,953	9,674,600
Total assets		14,667,315	13,211,024

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
LIABILITIES AND EQUITY

	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	596,063	802,841
Trade and other accounts payables	7 - 19	1,765,279	1,627,992
Accounts payable to related entities	7 - 9	7,444	12
Other provisions	20	15,072	14,573
Current tax liabilities	17	2,371	1,026
Other non-financial liabilities	21	3,301,906	2,642,251
Total current liabilities		5,688,135	5,088,695

Non-current liabilities
Other financial liabilities	7 - 18	6,341,669	5,979,039
Accounts payable	7 - 23	418,587	326,284
Other provisions	20	926,736	927,964
Deferred tax liabilities	17	382,359	344,625
Employee benefits	22	122,618	93,488
Other non-financial liabilities	21	348,936	420,208
Total non-current liabilities		8,540,905	8,091,608
Total liabilities		14,229,040	13,180,303

EQUITY
Share capital	24	5,003,534	13,298,486
Retained earnings/(losses)	24	464,411	(7,501,896)
Treasury Shares	24	—	(178)
Other equity	24	39	39
Other reserves	24	(5,017,682)	(5,754,173)
Parent’s ownership interest		450,302	42,278
Non-controlling interest	14	(12,027)	(11,557)
Total equity		438,275	30,721
Total liabilities and equity		14,667,315	13,211,024
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$

Revenue	5 - 25	11,640,541	9,362,521	4,884,015
Cost of sales	26	(8,816,590)	(8,103,483)	(4,963,485)
Gross margin		2,823,951	1,259,038	(79,470)

Other income	27	148,641	154,286	227,331
Distribution costs	26	(587,272)	(426,599)	(291,820)
Administrative expenses	26	(683,311)	(576,429)	(439,494)
Other expenses	26	(532,801)	(531,575)	(535,824)
Gains/(losses) from restructuring activities	26	—	1,679,934	(2,337,182)
Other gains/(losses)	26	(91,043)	(347,077)	30,674
Income (loss) from operation activities		1,078,165	1,211,578	(3,425,785)

Financial income	26	125,356	1,052,295	21,107
Financial costs	26	(698,231)	(942,403)	(805,544)
Foreign exchange gains/(losses)		85,891	25,993	131,408
Result of indexation units		5,311	(1,412)	(5,393)
Income (loss) before taxes		596,492	1,346,051	(4,084,207)
Income tax (expense)/benefits	17	(14,942)	(8,914)	(568,935)

NET INCOME (LOSS) FOR THE YEAR		581,550	1,337,137	(4,653,142)

Income (loss) attributable to owners of the parent		581,831	1,339,210	(4,647,491)
Income (loss) attributable to non-controlling interest	14	(281)	(2,073)	(5,651)

Net Income (loss) for the year		581,550	1,337,137	(4,653,142)

EARNING (LOSS) PER SHARE
Basic earnings (loss) per share (US$)	29	0.000963	0.013861	(7.663971)
Diluted earnings (loss) per share (US$)	29	0.000963	0.013592	(7.663971)
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$

NET INCOME/(LOSS)		581,550	1,337,137	(4,653,142)
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive income (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(21,198)	(9,935)	10,018
Total other comprehensive (loss) that will not be reclassified to income before taxes		(21,198)	(9,935)	10,018
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences Gains (losses) on currency translation, before tax		(12,423)	(32,563)	20,008
Other comprehensive loss, before taxes, currency translation differences		(12,423)	(32,563)	20,008
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	(41,144)	52,017	38,870
Reclassification adjustment on cash flow hedges before tax	24	(26,568)	31,293	(16,641)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(11,112)	(8,143)	—
Other comprehensive income (losses), before taxes, cash flow hedges		(78,824)	75,167	22,229
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	25,751	(24,005)	(23,692)
Reclassification adjustments on change in value of time value of options before tax	24	28,818	19,946	6,509
Other comprehensive income, before taxes, changes in the time value of the options		54,569	(4,059)	(17,183)
Total other comprehensive income that will be reclassified to income before taxes		(36,678)	38,545	25,054
Other components of other comprehensive income (loss), before taxes		(57,876)	28,610	35,072
Income tax relating to new measurements on defined benefit plans	17	751	567	(2,783)
Income tax relating to other comprehensive income that will not be reclassified to income		751	567	(2,783)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		3,604	(235)	(58)
Income taxes related to components of other comprehensive loss will be reclassified to income		3,604	(235)	(58)
Total Other comprehensive income (loss)		(53,521)	28,942	32,231
Total comprehensive income (loss)		528,029	1,366,079	(4,620,911)
Comprehensive income (loss) attributable to owners of the parent		515,687	1,367,315	(4,616,914)
Comprehensive income (loss) attributable to non-controlling interests		12,342	(1,236)	(3,997)
TOTAL COMPREHENSIVE INCOME (LOSS)		528,029	1,366,079	(4,620,911)
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders	24-34
Dividends	25	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24-34	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265		(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	1,339,210	1,339,210	(2,073)	1,337,137
Other comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	—	28,105	837	28,942
Total comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	1,339,210	1,367,315	(1,236)	1,366,079
Transactions with shareholders
Equity issue	24 -33	800,000	—	—	—	—	—	—	—	—	—	—	800,000	—	800,000
Increase for other contributions from the owners	24	—	9,250,229	—	—	—	—	—	—	(4,340,749)	(4,340,749)	—	4,909,480	—	4,909,480
Increase (decrease) through transfers and other changes, equity	24 -33	9,352,221	(9,250,190)	—	—	—	—	—	—	(80,000)	(80,000)	—	22,031	35	22,066
Total transactions with shareholders		10,152,221	39	—	—	—	—	—	—	(4,420,749)	(4,420,749)	—	5,731,511	35	5,731,546
Closing balance as of December 31, 2022		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	—	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2-25				380	(380)
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the year	25	—	—	—	—	—	—	—	—	—	(4,647,491)	(4,647,491)	(5,651)	(4,653,142)
Other comprehensive income		—	—	18,354	22,171	(17,183)	7,235	—	—	30,577	—	30,577	1,654	32,231
Total comprehensive income		—	—	18,354	22,171	(17,183)	7,235	—	—	30,577	(4,647,491)	(4,616,914)	(3,997)	(4,620,911)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	—	—	—	—	—	—	—	(3,921)	(3,921)	—	(3,921)	313	(3,608)
Total transactions with shareholders		—	—	—	—	—	—	—	(3,921)	(3,921)	—	(3,921)	313	(3,608)
Closing balance as of December 31, 2021		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2023	2022	2021
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		13,397,385	10,549,542	5,359,778
Other cash receipts from operating activities		169,692	117,118	52,084
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(9,689,508)	(9,113,130)	(4,391,627)
Payments to and on behalf of employees		(1,304,696)	(1,039,336)	(941,068)
Other payments for operating activities		(270,580)	(272,823)	(156,395)
Income taxes (paid)		(18,379)	(14,314)	(9,437)
Other cash inflows (outflows)	34	(20,346)	(130,260)	(87,576)

Net cash (outflow) inflow from operating activities		2,263,568	96,797	(174,241)
Cash flows from investing activities
Cash flows from losses of control of subsidiaries or other businesses		—	—	752
Other cash receipts from sales of equity or debt instruments of other entities		—	417	35
Other payments to acquire equity or debt instruments of other entities		—	(331)	(208)
Amounts raised from sale of property, plant and equipment		46,524	56,377	105,000
Purchases of property, plant and equipment		(795,787)	(780,538)	(597,103)
Purchases of intangible assets		(68,052)	(50,116)	(88,518)
Interest received		98,552	18,934	9,056
Other cash inflows (outflows)	34	59,258	6,300	18,475

Net cash (outflow) inflow from investing activities		(659,505)	(748,957)	(552,511)
Proceeds from the issuance of shares	34	—	549,038	—
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(23)	—	—
Amounts from the issuance of other equity instruments	34	—	3,202,790	—
Amounts raised from long-term loans	34	—	2,361,875	—
Amounts raised from short-term loans	34	—	4,856,025	661,609
Loans from related entities	32	—	770,522	130,102
Loans repayments	34	(342,005)	(8,759,413)	(463,048)
Payments of lease liabilities	34	(225,358)	(131,917)	(103,366)
Payments of loans to related entities	34	—	(1,008,483)	—
Interest paid		(594,234)	(521,716)	(104,621)
Other cash (outflows) inflows	34	11,405	(463,766)	(11,034)
Net cash inflow (outflow) from financing activities		(1,150,215)	854,955	109,642
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		453,848	202,795	(617,110)
Effects of variation in the exchange rate on cash and cash equivalents		44,238	(32,955)	(31,896)
Net (decrease) increase in cash and cash equivalents		498,086	169,840	(649,006)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,216,675	1,046,835	1,695,841
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,714,761	1,216,675	1,046,835
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
NOTE 1 - GENERAL INFORMATION
LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. LATAM’s ADRs are currently trading in the United States of America on the OTC (Over-The-Counter) markets.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of December 31, 2023, the Company’s statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. Of such amount, as of said date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello.
The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 45.81%, Banco de Chile on behalf of Non-Resident Third Parties with 11.94% Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.
As of December 31, 2023, the Company had a total of 2,100 shareholders in its registry. At that date, approximately 0.01% of the Company’s capital stock was in the form of ADRs.
During 2023, the LATAM Group had an average of 34,174 employees, ending this year with a total number of 35,568 collaborator, distributed in 5,149 Administration employees, 17,655 in Operations, 8,688 Cabin Crew and 4,076 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:
a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As December 31, 2023			As December 31, 2022			As December 31, 2021
				Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	99.0000	1.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000	0.0000	100.0000	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0987	36.9013	100.0000	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000
(*)As of December 31, 2023, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No.863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position									Net Income
											For the year ended At December 31,
		As of December 31, 2023			As of December 31, 2022			As of December 31, 2021			2023	2022	2021

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	487,236	1,835,537	(1,000,622)	392,232	1,727,968	(1,342,687)	432,271	1,648,715	(1,236,243)	7,514	(121,673)	(7,289)
Foreign	Latam Airlines Perú S.A.	334,481	285,645	48,836	335,773	281,178	54,595	484,388	417,067	67,321	(4,666)	(12,726)	(109,392)
93.383.000-4	Lan Cargo S.A.	391,430	189,019	202,411	394,378	212,094	182,284	721,484	537,180	184,304	22,677	(1,230)	1,590
76.717.244-3	Prime Cargo SpA.	912	—	912	—	—	—	—	—	—	—	—	—
Foreign	Connecta Corporation	64,054	6,790	57,264	78,905	22,334	56,571	61,068	19,312	41,756	693	14,814	1,169
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,435	17,241	2,194	25,118	24,305	813	24,654	25,680	(1,026)	1,380	1,838	190
96.951.280-7	Transporte Aéreo S.A.	280,117	151,066	129,051	283,166	177,109	106,057	471,094	327,955	143,139	24,871	(36,190)	(56,135)
96.631.520-2	Fast Air Almacenes de Carga S.A.	14,255	10,455	3,800	16,150	12,623	3,527	18,303	10,948	7,355	462	1,154	48
Foreign	Laser Cargo S.R.L.	—	1	(1)	—	3	(3)	(5)	—	(5)	—	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	—	—	—	35,991	15,334	20,656	36,617	14,669	21,940	—	(1,287)	(806)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	166,503	80,502	(71,744)	220,144	148,489	11,661	202,402	113,930	23,563	(5,345)	(11,901)	(54,961)
96.575.810-0	Inversiones Lan S.A. (*)	1,238	50	1,188	1,281	56	1,225	1,284	45	1,239	(36)	(14)	(90)
96.847.880-K	Technical Training LATAM S.A.	1,246	893	353	1,417	1,110	307	2,004	467	1,537	165	77	181
Foreign	Latam Finance Limited	114	208,621	(208,507)	3,011	211,517	(208,506)	1,310,733	1,688,821	(378,088)	(1)	169,582	104,512
Foreign	Peuco Finance Limited	—	—	—	—	—	—	1,307,721	1,307,721	—	—	—	—
Foreign	Professional Airline Services INC.	15,571	10,943	4,628	56,895	53,786	3,109	61,659	58,808	2,851	1,681	258	278
Foreign	Jarletul S.A.	16	1,101	(1,085)	16	1,109	(1,093)	24	1,116	(1,092)	8	(2)	(50)
Foreign	Latam Travel S.R.L.	92	—	92	92	5	87	64	132	(68)	5	154	(23)
76.262.894-5	Latam Travel Chile II S.A.	356	1,239	(883)	368	1,234	(866)	588	1,457	(869)	(16)	2	29
Foreign	Latam Travel S.A.	4,547	1,554	2,993	7,303	2,715	4,588	3,778	6,135	2,357	940	(6,187)	(2,804)
Foreign	TAM S.A. and Subsidiaries (*)	4,240,748	3,027,373	1,212,329	3,497,848	4,231,547	(733,699)	2,608,859	3,257,148	(648,289)	740,783	(69,932)	(756,633)
(*)The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); and (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.
Changes occurred in the consolidation perimeter between January 1, 2022 and December 31, 2023, are detailed below:
(1)Incorporation or acquisition of companies
-On December 22, 2022, LATAM Airlines Group S.A. purchased of 1,390,468,967 preferred shares of Latam Travel S.A.;consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%. These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.
-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.
-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. Aires S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On April 14, 2023, a capital reduction was carried out in Lan Argentina S.A. through the absorption of losses in the sum of ThUS$160,170. Consequently, there were no significant changes in the shareholding composition and therefore it did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$23, of the subsidiary Aerovías de Integración Regional S.A. Aires S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

-On July 21, 2023, a capital increase was carried out in Latam Airlines Ecuador S.A through the contribution of accounts receivable held by Holdco Ecuador S.A for ThUS$3,100, consequently, there were no significant changes in the shareholding composition and Therefore, it did not generate any effect within the Consolidated Financial Statements.

-On July 28, 2023, Lan Cargo S.A purchased 1 share of Lan Cargo Overseas Limited from Inversiones Lan S.A. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 1, 2023, Inversiones Lan S.A. purchased 1 share of Americonsult SA de CV from Lan Cargo Overseas Limited. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA was dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its shareholder Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its shareholder Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM S.A. through the contribution of ThUS$106,104 on accounts receivable from LATAM Airlines Group S.A.; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM Linheas Aéreas S.A through the contribution of ThUS$106,104 on accounts receivable from TAM S.A., consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A. Aires S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise. This transaction was between entities of LATAM Airlines Group S.A. and therefore did not generate any effect within the Consolidated Financial Statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 2,392,166 preferred shares of Inversora Cordillera S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 99.95% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the consolidated financial statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 53,376 preferred shares of LAN Argentina S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of LAN Argentina S.A. is as follows: Lan Pax Group S.A. with 4.99%, Inversora Cordillera S.A. with 94.96% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the consolidated financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.
2.1.    Basis of Preparation
These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2023 and 2022, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).
The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.
The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.
These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2022 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2023.
(a)Application of new standards for the year 2023 :
Accounting pronouncements with implementation effective from January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IAS 1: Presentation of financial statements, on materiality accounting policies.	February 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error, on separating between changes in accounting estimates and changes in accounting policies.	February 2021	01/01/2023

Amendment to IAS 12: Income taxes, on international tax reform – rules of the two pillar model.	May 2023	01/01/2023

Amendment to IAS 12: Income taxes, Deferred taxes related to assets and liabilities that arise from a single transaction.	May 2021	01/01/2023

The application of these accounting standards as of January 1, 2023, had no significant effect on the Company’s consolidated financial statements.

(b)Accounting pronouncements not in force for the financial year beginning on January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on non-current liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.
(c)Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20-11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Pursuant to the Plan, the Company received an infusion of approximately US$8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion. Specifically, the Plan provided that:

•The Company conducted a US$800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the Restructuring Support Agreement (RSA);

•Three distinct classes of convertible notes were issued by the Company, all of which were preemptively offered to shareholders. The preemptive rights offering period closed on October 12, 2022. For those securities not subscribed by the Company’s shareholders during the respective preemptive rights period:

•New Convertible Notes Class A, hereinafter Class G Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were delivered to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan.

The Issuance conditions:
Nominal Value : Approximately ThUS$1,257,003
Conversion Ratio: 15.9046155045956. The Convertible Notes Class G Conversion Ratio shall step down by 50% after the sixty days (60) counted from the Effective Date.
Backup Shares: 19,992,142,087
Maturity: 31 Dec. 2121
Interest rate: 0%
Conversion Conditions: They may be converted into shares of the Company within twelve months from the Effective Date of the Plan. As soon as 50% of the holders of New Class G Convertible Notes have opted to convert, the remaining Class G Convertible Notes will be automatically converted.

•New Convertible Notes Class B, hereinafter Class H Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were subscribed and purchased by the shareholder that are part of the RSA.

The Issuance conditions:
Nominal Value: Approximately ThUS$1,372,840
Conversion Ratio: 92.2623446840237. The conversion ratio of Class H Convertible Notes will be reduced by 50% after the sixty days (60) counted from the fifth (5th) anniversary counted from the Effective Date .
Backup Shares: 126,661,409,136
Maturity: 31 Dec. 2121
Interest rate: 1% interest rate payable in cash annually with no interest in the first 60 days.
Conversion Conditions:

a.First Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the ability to convert its Convertible Notes Class H into shares of the Company within sixty (60) days from the Effective Date.

b.Second Convertible Notes Class H Conversion Period: Each holder of Convertible Notes Class H will have the subsequent ability to convert their Convertible Notes Class H into shares of the Company beginning on the fifth (5th) anniversary of the Effective Date and until the sixth (6th) anniversary of the Effective Date.

•New Convertible Notes Class C, hereinafter Class I Convertible notes (by the denomination with which they were registered in the Registro de Valores of the CMF), were provided to certain general unsecured creditors in exchange for a combination of a contribution of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by the backstopping parties.

The Issuance conditions:
Nominal Value: Approximately ThUS$6,863,427
Conversion Ratio: 56.143649821654. The Convertible Notes Class I Conversion Ratio shall step down 50% after the sixty days (60) counted from the Effective Date.
Backup Shares: 385,337,858,290
Maturity: 31 Dec. 2121

Interest rate: 0%
Conversion Conditions: They may be converted into shares within 12 months from the
Effective Date of the Plan. As soon as 50% of the holders of Class I Convertible Notes have opted to convert, then the remaining Class I Convertible Notes will be automatically converted.

•The election period for the Convertible Notes Class G and Convertible Notes Class I by creditors ended on October 6, 2022.

•General unsecured creditors that elected to receive Convertible Notes Class G or Convertible Notes Class I were entitled to receive a one-time cash distribution in an aggregate amount of approximately US$175 million.

•The Convertible Notes Classes H and I were issued, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$4.64 billion fully backstopped by the parties to the RSA.

•In lieu of receiving Convertible Notes Class G or Convertible Notes Class I (and the aforementioned one-time cash distribution), general unsecured creditors were provided with the alternative of opting to receive New Local Notes issued by LATAM. As set forth in the Plan and based on the elections made by general unsecured creditors, such notes were issued in the amount of UF 3,818,042 (equal to approximately US$130 million as of the date of their issuance).

Pursuant to the Plan and Backstop Agreements, LATAM raised up to US$500 million through a new revolving credit facility and approximately US$2.25 billion in total new money debt financing through exit financing (new term loan and new notes).

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

As of December 31, 2023, 100.000% of the Convertible Notes Class G was placed, 99.997% of the Convertible Notes Class H was placed and 100.000% of the Convertible Notes Class I was placed had been converted into equity, respectively (See Note 24).

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

As customary in this type of restructurings, the docket of the Chapter 11 proceedings remained open after the Effective Date to finalize the reconciliation process of certain claims that were still outstanding as of the Effective Date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court entered a final decree in the Chapter 11 proceedings ordering that Case Number 20-11254 and its docket be closed (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining matters in the Chapter 11 proceedings and all appeals of the Confirmation Order.

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

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

2.3.    Foreign currency transactions
(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

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

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

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

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

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

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

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

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years .

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

2.7.    Losses for impairment of non-financial assets
Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

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

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.
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
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.
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

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

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

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

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

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact from the implementation of the “GloBE or Pillar Two rules”, which seeks to ensure that multinational groups pay a minimum effective tax rate of 15%. As of December 31, 2023, this regulation has not been adopted in Chile (where LATAM has its headquarters) or in other jurisdictions where LATAM Airlines Group S.A has operating companies. Therefore, it has not been necessary to estimate a potential impact of its application from its entry into force (January 1, 2023). At the close of this Financial Statements, the group does not present expenses or income for current taxes related to the Pillar Two income tax.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023.

2.17.    Employee benefits
(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

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

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brazil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed ("breakage").

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

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

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

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

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

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
Fuel Hedging Results:
During the period ended December 31, 2023, the Company recognized gains of $15.7 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2022, the Company recognized gains of US$18.8 million for fuel hedging net of premiums in the costs of sales for the year.
As of December 31, 2023, the market value of the fuel positions amounted to US$22.1 million (positive). At the end of December 31, 2022, this market value was US$12.6 million (positive).
The following tables show the level of hedge for different periods:

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%

Positions as of December 31, 2022 (*)	Maturities
	Q123	Q223	Q323	Q423	Total
Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%
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
The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of December 2023 and the end of December of 2022 . The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the second half of 2024.

Benchmark price (US$ per barrel)	Positions as of December 31, 2023 effect on Equity (MUS$)	Positions as of December 31, 2022 effect on Equity (MUS$)
+5	+10.8	+2.2
-5	-10.7	-2.3

Given the fuel hedging structure for the year 2023, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$131.6 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$131.3 million in higher fuel costs.
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

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

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

Exchange Rate Hedging Results (FX):
As of December 31, 2023, the Company recognized losses of US$10.1 million for FX hedging derivatives net of premiums reflected in cost of sales. At the end of December of 2022, the Company recognize gains for US$5.2 million for FX hedging derivatives reflected in cost of sales.

As of December 31, 2023, the market value of hedging FX derivative positions is US$1.5 million (negative). As of December 31, 2022, the market value of the hedging FX derivative positions was US$0.2 million (positive). As of December 31, 2023, the Company has current hedging FX derivatives for US$414 million. As of December 31, 2022, the Company holds current hedging FX derivatives of US$108 million.
As of December 31, 2023, the Company does not maintain current non-hedged FX derivatives. At the end of December of 2022, the Company recognize losses of US$1.8 million in non-hedging FX derivatives net of premiums reflected in Other gains/(losses).
Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2023 (MUS$)	Effect on equity as of December 31, 2022 (MUS$)
-10%	-10.0	-2.9
+10%	+19.0	+3.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2023 (MUS$)	Effect on Income Statement for the year ended December 31, 2022 (MUS$)
-10%	+6.6	+70.7
+10%	-6.6	-70.7

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

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
The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2023 MUS$	Effect at December 31, 2022 MUS$
-10%	+327.01	+98.11
+10%	-267.56	-80.28

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) . Due to the fact that the publication of LIBOR ceased by June 30th 2023, the company has effectively migrated to SOFR as an alternative rate, which was fully materialized on September 30th 2023.

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.
Mitigation:
Currently, 50% (52% as of December 31, 2022) of the debt is fixed against fluctuations in interest rates. The variable debt, is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.
Rate Hedging Results:
During the period ended December 31, 2023, the Company recognized losses of US$1.8 million (negative) corresponding to the recognition for premiums paid.
As of December 31, 2023, there are no interest rate derivatives outstanding, at the end of December 2022, this market value was US$8.8 million (positive).
As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$1.1 million (positive) is recognized. At the end of December 2022, the Company recognized US$0.1 million for this same concept.
As of December 31, 2023, the Company settled a derivative for US$ US$14.8 million associated with hedges of leased aircraft.
Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2023 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2022 effect on Income (Loss) before tax (MUS$)

+100 basis points	-20.27	-22.64
-100 basis points	+20.27	+22.64

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

Increase (decrease) interest rate curve	Positions as of December 31, 2023 effect on equity (MUS$)	Positions as of December 31, 2022 effect on equity (MUS$)

+100 basis points	—	+6.9
-100 basis points	—	-8.2

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.
During the periods presented, the Company has recorded US$0.1 million (negative) for ineffectiveness in the consolidated income statement for this type of coverage.
(b)Credit risk
Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2023 has experienced an increased by 24%compared to the balance as of

December 31, 2022, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased by 22% in its sales, mainly affecting the payment methods credit card 29%%, and cash sales 9%. In relation to the cargo business, it presented a decrease in its operations of 5% compared to December 2022. There was especial consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expect Credit Loss at the end of December 2023 had a decreased 4% compared to the end of December 2022, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

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

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

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

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

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
As of December 31, 2023, the balance of liquid funds is US$1,715 million (US$1,217 million as of December 31, 2022), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2023, LATAM maintains engaged two Revolving Credit Facility for a total of US$1,100 millon, one for an amount of US$600 million and another for an amount of US$500 million, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with other Chapter 11 exit financing.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly/Monthly	8.76	8.76

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	To the expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	To the expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(*)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Quarterly	—	—

	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	846,541	7,063	—	—	—	853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	5,132	—	—	—	5,132	5,132
	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	32,071	122,278	323,125	1,361,595	—	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164	55,288	—	—	—	74,452	70,951	Quarterly	7.26	7.26
Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,136	6,271	6,271	178,736	194,414	156,783	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	152,531	307,625	757,625	887,250	2,105,031	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692	14,705	39,215	39,215	138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839	13,465	45,564	43,444	75,505	181,817	141,605	Quarterly / Monthly	8.20	8.20
Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394	1,171	12,119	21,111	60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091	38,914	69,916	—	—	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769	31,478	70,890	267,615	—	375,752	275,000	At Expiration	8.24	8.24
Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995	5,844	-	—	—	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978	20,662	1,543	—	—	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864	29,468	75,525	70,787	129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072	54,088	86,076	—	—	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749	5,165	6,665	—	—	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176	9,681	137,930	193,551	157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878	17,651	47,306	50,649	145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)	Chile	US$	2,028	—	—	—	—	2,028	2,028	At Expiration	—	—
	TOTAL			135,760	575,525	1,229,770	2,811,863	1,773,443	6,526,361	4,353,414
(*)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/Quarterly	7.23	7.23
Bank loans
0-E	MERRILL LYNCH CREDIT PRODUCTS, LLC	Brazil	BRL	304,549	—	—	—	—	304,549	304,549	Monthly	3.95	3.95
	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	—	—	—
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	—	—	—
			CLP	20	34	69	—	—	123	111	—	—	—
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	—	—	—
			COP	76	227	301	—	—	604	518	—	—	—
			EUR	84	253	246	24	—	607	571	—	—	—
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	80,557	58,342	—	—	—	138,899	138,899	—	—	—
			CLP	168,393	1,231	—	—	—	169,624	169,624	—	—	—
			BRL	370,772	5,242	—	—	—	376,014	376,014	—	—	—
			Other currency	583,118	3,935	—	—	—	587,053	587,053	—	—	—
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	—	—	—	—	5	5	—	—	—
Foreign	Patagonia Seafarms	U.S.A	US$	7	—	—	—	—	7	7	—	—	—

	Total			1,287,999	335,401	884,330	797,712	1,131,596	4,437,038	3,488,055
	Total consolidated			1,728,818	912,456	2,118,180	3,613,655	2,912,885	11,285,994	8,164,064

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.
As of December 31, 2023, the Company maintains guarantees for US$11.0 million corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2022, the Company had guarantees for US$7.5 million corresponding to derivative transactions.
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
The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of December 31, 2023, The Company has a national rating of BBB by Fitch, a rating of B in a positive outlook by Standard & Poor’s, and a rating of B1 by Moody's with stable outlook, either way as international scale.

3.3.    Estimates of fair value.
At December 31, 2023, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:
1.Derivative financial instruments:
This category includes the following instruments:
-Interest rate derivative contracts,
-Fuel derivative contracts,
-Currency derivative contracts.
2.Financial Investments:
This category includes the following instruments:
-Investments in short-term Mutual Funds (cash equivalent)
The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.
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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2023				As of December 31, 2022
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	89,706	89,706	—	—	95,452	95,452	—	—
Short-term mutual funds	89,706	89,706	—	—	95,452	95,452	—	—

Other financial assets, current	22,136	—	22,136	—	21,601	—	21,601	—
Fair value interest rate derivatives	—	—	—	—	8,816	—	8,816	—
Fair value of fuel derivatives	22,136	—	22,136	—	12,594	—	12,594	—
Fair value of foreign currency derivative	—	—	—	—	191	—	191	—

Liabilities
Other financial liabilities, current	1,544	—	1,544	—	—	—	—	—
Fair value of foreign currency derivatives	1,544	—	1,544	—	—	—	—	—

Additionally, at December 31, 2023, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2023		As of December 31, 2022
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	1,625,055	1,121,223	1,121,223
Cash on hand	2,019	2,019	2,248	2,248
Bank balance	552,187	552,187	480,566	480,566
Overnight	75,236	75,236	259,129	259,129
Time deposits	995,613	995,613	379,280	379,280
Other financial assets, current	152,683	152,683	481,914	481,914
Other financial assets	152,683	152,683	481,914	481,914
Trade debtors, other accounts receivable and Current accounts receivable	1,385,910	1,385,910	1,008,109	1,008,109
Accounts receivable from entities related, current	28	28	19,523	19,523
Other financial assets, non-current	34,485	34,485	15,517	15,517
Accounts receivable, non-current	12,949	12,949	12,743	12,743

Other current financial liabilities	594,519	867,791	802,841	824,167
Accounts payable for trade and other accounts payable, current	1,765,279	1,765,279	1,627,992	1,627,992
Accounts payable to entities related, current	7,444	7,444	12	12
Other financial liabilities, non current	6,341,669	6,174,294	5,979,039	5,533,131
Accounts payable, non current	418,587	418,587	326,284	326,284
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

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

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

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

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

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of December 31, 2023, deferred revenue associated with air tickets sold amounts to ThUS$2,009,242 (ThUS$1,574,145 as of December 31, 2022). An hypothetical change of one percentage point in the behavior of the passenger regarding the use would impact of up to ThUS$10,150 per month (ThUS$7,453 as of December 31, 2022).
(e)Valuation of miles and points awarded to holders of loyalty programs, pending use.
As of December 31, 2023, deferred income associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$1,099,580 (ThUS$1,120,565 as of December 31, 2022). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$31,510 on the results of 2023 (ThUS$29,571as of December 31, 2022). Deferred income associated with the LATAM Pass Brazil loyalty program increased to ThUS$179,151 as of December 31, 2023 (ThUS$140,486 as of December 31, 2022). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$5,125 on the results of 2023 (ThUS$3,772 as of December 31, 2022).

Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The Management in conjunction with an external specialist developed a predictive model of non -use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f)     Legal Contingencies

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

(g)Leases
During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.
(i)Discount rate
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
A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities current registered fleet as of December 31, 2023 would increase the lease liability by approximately US$111 million.
(ii)Lease term
In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.
In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION
As of December 31, 2023, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Peru	988,908	858,957	503,616
Argentina	244,413	206,856	75,513
U.S.A.	1,044,822	1,058,107	577,970
Europe	800,897	768,980	376,857
Colombia	662,263	540,231	368,474
Brazil	5,006,377	3,724,466	1,664,523
Ecuador	332,801	248,454	162,959
Chile	1,898,150	1,514,645	794,122
Asia Pacific and rest of Latin America	661,910	441,825	359,981
Income from ordinary activities	11,640,541	9,362,521	4,884,015
Other operating income	148,641	154,286	277,331

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash on hand	2,019	2,248
Bank balances (1)	552,187	480,566
Overnight	75,236	259,129
Total Cash	629,442	741,943
Cash equivalents
Time deposits	995,613	379,280
Mutual funds	89,706	95,452
Total cash equivalents	1,085,319	474,732
Total cash and cash equivalents	1,714,761	1,216,675

(1) As of December 31, 2023, This balances includes ThUS$391,966 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$274,235 as of December 31, 2022)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Argentine peso	3,438	10,711
Brazilian real	520,796	193,289
Chilean peso	47,933	17,643
Colombian peso	36,326	22,607
Euro	25,329	19,361
US Dollar	1,020,467	906,666
Mexican peso	8,159	9,406
R.P. Chinese Yuan	20,801	16,247
Other currencies	31,512	20,745
Total	1,714,761	1,216,675
NOTE 7 - FINANCIAL INSTRUMENTS
Financial instruments by category
As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	—	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	—	1,765,279
Accounts payable to related entities, current	7,444	—	—	7,444
Other financial liabilities, non-current	6,341,669	—	—	6,341,669
Accounts payable, non-current	418,587	—	—	418,587
Total	9,127,498	—	1,544	9,129,042
As of December 31, 2022

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	95,452	—	1,216,675
Other financial assets, current (*)	481,637	277	21,601	503,515
Trade and others accounts receivable, current	1,008,109	—	—	1,008,109
Accounts receivable from related entities, current	19,523	—	—	19,523
Other financial assets, non current	15,517	—	—	15,517
Accounts receivable, non current	12,743	—	—	12,743
Total	2,658,752	95,729	21,601	2,776,082

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	802,841	—	—	802,841
Trade and others accounts payable, current	1,627,992	—	—	1,627,992
Accounts payable to related entities, current	12	—	—	12
Other financial liabilities, non-current	5,979,039	—	—	5,979,039
Accounts payable, non-current	326,284	—	—	326,284
Total	8,736,168	—	—	8,736,168

(*) The value presented as measured at amortized cost, mainly correspond to ThUS$340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees delivered.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Trade accounts receivable	1,185,792	952,625
Other accounts receivable	277,845	135,459
Total trade and other accounts receivable	1,463,637	1,088,084
Less: Expected credit loss	(64,778)	(67,232)
Total net trade and accounts receivable	1,398,859	1,020,852
Less: non-current portion – accounts receivable	(12,949)	(12,743)
Trade and other accounts receivable, current	1,385,910	1,008,109

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2023			As December 31, 2022
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	1,022,845	(12,672)	1%	745,334	(8,749)
From 1 to 90 days	3%	102,977	(2,989)	3%	142,780	(3,758)
From 91 to 180 days	25%	8,350	(2,048)	15%	8,622	(1,297)
From 181 to 360 days	44%	7,868	(3,491)	79%	8,269	(6,565)
Over 360 days	100%	43,752	(43,578)	98%	47,620	(46,863)
Total		1,185,792	(64,778)		952,625	(67,232)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Argentine Peso	13,827	25,559
Brazilian Real	825,749	523,467
Chilean Peso	75,050	36,626
Colombian Peso	12,720	6,779
Euro	90,699	12,506
US Dollar	344,347	376,900
Australian Dollar	5,097	9,808
Japanese Yen	4,695	2,802
Pound Sterling	3,390	9,149
Korean Won	5,882	6,337
Other Currencies	17,403	10,919
Total	1,398,859	1,020,852

The movements of the expected credit losses of the trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	(122,193)	26,435	14,754	(81,004)
From January 1 to December 31, 2022	(81,004)	5,966	7,806	(67,232)
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
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

	As of December 31, 2023			As of December 31, 2022
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,185,792	(64,778)	1,121,014	952,625	(67,232)	885,393
Other accounts receivable	277,845	—	277,845	135,459	—	135,459
There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES
(a)Accounts receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	—	257
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	—	19,228
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A. (*)	Related director	Chile	CLP	—	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	25	35
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	1	—
	Total current assets				28	19,523

(b)Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	2,312	—
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	5,132	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	—	5
Foreign	Patagonia Seafarms INC (*)	Related director	U.S.A.	US$	—	7
	Total current and non current liabilities				7,444	12
(*)Related until November 2022.
Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2023 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES
The composition of Inventories is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Technical stock (*)	540,342	438,717
Non-technical stock (**)	52,538	39,072
Total	592,880	477,789

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Provision for obsolescence Technical stock	45,621	49,981
Provision for obsolescence Non-technical stock	5,228	5,823
Total	50,849	55,804

The resulting amounts do not exceed the respective net realization values.
As of December 31, 2023, the Company registered ThUS$296,423 (ThUS$148,790 for the year ended, December 31, 2022 and ThUS$47,362 for the year ended December 31, 2021) the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS
(a)The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(1) Other financial assets

Deposits in guarantee (aircraft)	31,624	22,340	9,736	1,273	41,360	23,613
Guarantees for margins of derivatives	12,829	7,460	—	—	12,829	7,460
Other investments	—	—	494	513	494	513
Guaranteed debt advances Chapter 11 (*)	—	340,008	—	—	—	340,008
Other guarantees given	108,230	112,106	24,255	13,731	132,485	125,837
Subtotal of other financial assets	152,683	481,914	34,485	15,517	187,168	497,431

(2) Hedging derivative asset

Fair value of interest rate derivatives	—	8,816	—	—	—	8,816
Fair value of foreign currency derivatives	—	191	—	—	—	191
Fair value of fuel price derivatives	22,136	12,594	—	—	22,136	12,594
Subtotal of derivative assets	22,136	21,601	—	—	22,136	21,601
Total Other Financial Assets	174,819	503,515	34,485	15,517	209,304	519,032
(*)As of December 31, 2022, there are ThUS$340,008 of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process.

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Brazilian real	18,767	19,589
Chilean peso	6,440	5,847
Colombian peso	1,461	1,716
Euro	7,974	6,791
U.S.A dollar	171,852	482,544
Other currencies	2,810	2,545
Total	209,304	519,032

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft insurance and other	25,992	27,122	—	—	25,992	27,122
Others	3,740	13,039	5,740	1,773	9,480	14,812
Subtotal advance payments	29,732	40,161	5,740	1,773	35,472	41,934

(b) Contract assets (1)
GDS costs	22,738	9,530	—	—	22,738	9,530
Credit card commissions	37,200	26,124	—	—	37,200	26,124
Travel agencies commissions	12,421	12,912	—	—	12,421	12,912
Subtotal advance payments	72,359	48,566	—	—	72,359	48,566
(c) Other assets
Sales tax	81,785	100,665	13,753	27,962	95,538	128,627
Other taxes	1,130	1,688	—	—	1,130	1,688
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Aeronautical Service Companies	—	—	60	—	60	—
Judicial deposits	—	26	148,329	117,904	148,329	117,930
Subtotal other assets	83,173	102,637	162,881	146,605	246,054	249,242
Total Other Non - Financial Assets	185,264	191,364	168,621	148,378	353,885	339,742
(1)Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	15,476	67,647	(6,680)	(51,363)	25,080
From January 1 to December 31, 2022	25,080	302,290	(37,146)	(241,658)	48,566
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE
Non-current assets and disposal group classified as held for sale at December 31, 2023 and December 31, 2022, are detailed below:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current assets
Aircraft	100,658	64,483
Engines and rotables	2,012	21,552
Other assets	—	381
Total	102,670	86,416

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was finalized and during the year 2023 the sale of 1 aircraft was finalized.
During 2021, associated with the fleet restructuring plan, 3 engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of 1 engine was finalized. Additionally, during the year 2022, the sale of 1 engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During the year 2023, the sale of 1 engine, some spare parts, and materials was finalized.
During 2022, 28 A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value.
During the year 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as December 31, 2022 the sale of 3 aircraft was finalized. As of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. Additionally, for the year ended December 31, 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function. During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of December 31, 2023	As of December 31, 2022
Boeing 767	300F	3	3
Airbus A320	200	7	3
Airbus A319	100	28	28
Total		38	34
NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)    Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2023	As of December 31, 2022
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A. Aires S.A.	Colombia	COP	99.23168	99.21764
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	99.99935
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2023						Income for the year ended December 31, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	1,404,061	(4,666)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	403,051	22,677
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	222,397	(5,331)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	387,515	24,871
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	260,426	1,242
Aerovías de Integración Regional S.A. Aires S.A.	191,878	186,612	5,266	185,799	182,923	2,876	516,410	(12,724)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	5,587,692	736,209
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	162,580	28
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	50,990	6,060

	Statement of financial position as of December 31, 2022						Income for the year ended December 31, 2022
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	1,257,865	(12,726)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	333,054	(1,230)
Línea Aérea Carguera de Colombia S.A.	307,161	126,648	180,513	127,629	127,380	249	226,587	(5,727)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	320,187	(36,190)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	134,622	1,519
Aerovías de Integración Regional S.A. Aires S.A.	112,501	109,076	3,425	213,941	211,679	2,262	394,430	(122,199)
TAM Linhas Aéreas S.A.	3,329,695	1,925,948	1,403,747	4,166,754	3,264,814	901,940	3,966,615	(65,190)
ABSA Aerolinhas Brasileiras S.A.	223,701	215,700	8,001	262,534	233,739	28,795	244,028	(7,853)
Transportes Aéreos del Mercosur S.A.	70,883	65,395	5,488	54,340	52,332	2,008	44,449	2,306

(a)Non-controlling interests

Equity	Tax No.	Country of origin	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	93	(13,678)
Aerovías de Integración Regional S.A. Aires S.A.	Foreign	Colombia	0.77400	0.78236	(5,049)	(264)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(8,421)	(973)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,152	885
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	198	2,475
Other companies					—	(2)
Total					(12,027)	(11,557)

			For the year ended At December 31,			For the year ended At December 31,
Incomes	Tax No.	Country of origin	2023	2022	2021	2023	2022	2021
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	0.19000	(9)	(643)	(5,531)
Aerovías de Integración Regional S.A. Aires S.A.	Foreign	Colombia	0.77400	0.78236	0.79880	(101)	(956)	(158)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	9.54000	(500)	(551)	101
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	5.02000	304	116	66
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	25	(26)	(55)
Other companies						—	(13)	(74)
Total						(281)	(2,073)	(5,651)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL
The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	658,949	625,368	658,949	625,368
Loyalty program	219,636	203,791	219,636	203,791
Computer software	156,337	143,550	597,164	518,971
Developing software	117,010	107,652	117,010	107,651
Other assets	54	25	1,369	1,315
Total	1,151,986	1,080,386	1,594,128	1,457,096
a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	—	82,798	—	—	82,798
Withdrawals	(275)	(429)	—	—	(704)
Transfer software and others	46,144	(45,657)	—	(352)	135
Foreign exchange	(3,571)	(359)	(40,528)	(14,276)	(58,734)
Amortization	(45,377)	-	-	(5,785)	(51,162)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892
Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	47	66,820	—	—	66,867
Withdrawals	(2,947)	(245)	—	—	(3,192)
Transfer software and others	61,212	(63,658)	—	—	(2,446)
Foreign exchange	3,359	(139)	38,154	13,249	54,623
Amortization	(54,358)	—	—	—	(54,358)
Closing balance as of December 31, 2022	143,575	107,652	625,368	203,791	1,080,386
Opening balance as of January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of December 31, 2023 amounts to ThUS$442,142 (ThUS$414,614 as of December 31, 2022).
b)Impairment Test Intangible Assets with an indefinite useful life
As of December 31, 2023, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2023, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4.3
Exchange rate	R$/US$	5.28 – 5.57
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.70 – 10.70
Fuel Price	US$/barrel	100

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

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.7	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT
The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	258,246	388,810	—	—	258,246	388,810
Land	44,244	44,349	—	—	44,244	44,349
Buildings	129,036	124,507	(61,478)	(55,511)	67,558	68,996
Plant and equipment	10,738,500	11,135,425	(4,508,356)	(4,836,926)	6,230,144	6,298,499
Own aircraft (3)	9,856,365	10,427,950	(4,259,729)	(4,619,279)	5,596,636	5,808,671
Other (2)	882,135	707,475	(248,627)	(217,647)	633,508	489,828
Machinery	29,092	27,090	(27,716)	(25,479)	1,376	1,611
Information technology equipment	163,382	153,355	(146,040)	(136,746)	17,342	16,609
Fixed installations and accessories	186,179	155,351	(131,769)	(118,279)	54,410	37,072
Motor vehicles	49,560	51,504	(44,385)	(46,343)	5,175	5,161
Leasehold improvements	266,631	202,753	(53,201)	(42,726)	213,430	160,027
Subtotal Properties, plant and equipment	11,864,870	12,283,144	(4,972,945)	(5,262,010)	6,891,925	7,021,134
b) Right of use
Aircraft (3)	5,388,147	4,391,690	(3,243,065)	(3,064,869)	2,145,082	1,326,821
Other assets	248,614	246,078	(194,491)	(182,372)	54,123	63,706
Subtotal Right of use	5,636,761	4,637,768	(3,437,556)	(3,247,241)	2,199,205	1,390,527
Total	17,501,631	16,920,912	(8,410,501)	(8,509,251)	9,091,130	8,411,661
(1)As of December 31, 2023, includes advances paid to aircraft manufacturers for ThUS$242,069 (ThUS$357,979 as of December 31, 2022).
(2)Consider mainly rotables and tools.
(3)There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircrafts: As of December 31, 2023, one Boeing B767 and six Airbus A320, as of December 31, 2022, six Airbus A320 and twenty-eight Airbus A319 (see Note 13).

(a)Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	377,961	42,978	65,207	7,698,969	14,831	49,199	396	74,408	8,323,949
Additions	84,392	1,550	92	563,023	6,455	6	17	6,543	662,078
Disposals	—	—	—	(169)	(26)	(309)	(17)	—	(521)
Rejection fleet	—	—	—	(469,878)	—	—	—	(46,816)	(516,694)
Retirements	(279)	—	—	(44,684)	(212)	(1,885)	—	(26)	(47,086)
Depreciation expenses	—	—	(4,074)	(620,349)	(4,345)	(8,304)	(61)	(11,649)	(648,782)
Foreign exchange	(1,720)	(1,252)	(833)	(19,199)	(404)	(1,752)	(11)	(13,074)	(38,245)
Other increases (decreases) (*)	13,443	—	59	(538,996)	537	1,786	1	123,589	(399,581)
Changes, total	95,836	298	(4,756)	(1,130,252)	2,005	(10,458)	(71)	58,567	(988,831)
Closing balance as of December 31, 2021	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118

Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	16,332	—	—	843,808	6,426	113	258	27,160	894,097
Disposals	—	—	—	(4,140)	—	(264)	(3)	—	(4,407)
Retirements	(75)	—	(2)	(42,055)	(24)	(836)	—	(313)	(43,305)
Depreciation expenses	—	—	(3,285)	(669,059)	(5,662)	(7,914)	(55)	(13,071)	(699,046)
Foreign exchange	(1,282)	1,073	918	11,527	(84)	2,365	(28)	7,593	22,082
Other increases (decreases) (*)	(99,962)	—	10,914	(403,950)	(883)	4,867	(74)	5,683	(483,405)
Changes, total	(84,987)	1,073	8,545	(263,869)	(227)	(1,669)	98	27,052	(313,984)
Closing balance as of December 31, 2022	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Opening balance as of January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases) (*)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
(*) This Amount included the following aircrafts reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, one Boeing B767 ThUS$(21,578) and six Airbus A320 ThUS$(36,326). As of December 31, 2022, six Airbus A320 ThUS$(29,328) and twenty-eight Airbus A319 ThUS$(373,410). As of December 31, 2021, includes advances paid to aircraft manufacturers for ThUS$ 377,590.

(b)Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	2,338,042	68,277	2,406,319
Additions	537,995	1,406	539,401
Fleet rejection (*)	(573,047)	(4,577)	(577,624)
Depreciation expense	(317,616)	(16,597)	(334,213)
Cumulative translate adjustment	(574)	(1,933)	(2,507)
Other increases (decreases) (**)	116,942	6,431	123,373
Total changes	(236,300)	(15,270)	(251,570)
Closing balance as of December 31, 2021	2,101,742	53,007	2,154,749

Opening balance as of January 1, 2022	2,101,742	53,007	2,154,749
Additions	372,571	13,087	385,658
Depreciation expense	(249,802)	(16,368)	(266,170)
Cumulative translate adjustment	919	1,392	2,311
Other increases (decreases) (***)	(898,609)	12,588	(886,021)
Total changes	(774,921)	10,699	(764,222)
Closing balance as of December 31, 2022	1,326,821	63,706	1,390,527

Opening balance as of January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

(*) Include aircraft lease rejection due to Chapter 11.
(**) Includes the renegotiations of 92 aircraft (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787).
(***) Include the renegotiations of 115 aircraft (1 A319, 39 A320, 14 A320N, 30 A321, 1 B767, 6 B777 and 24 B787).

(c)Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets			Total fleet
Aircraft	Model	As of December 31, 2023		As of December 31, 2022		As of December 31, 2023	As of December 31, 2022		As of December 31, 2023	As of December 31, 2022
Boeing 767	300ER	11	(3)	15		—	—		11	15
Boeing 767	300F	16	(2) (3)	13	(2)	1	1		17	14
Boeing 777	300ER	4		4		6	6		10	10
Boeing 787	8	4		4		6	6		10	10
Boeing 787	9	2		2		24	19		26	21
Airbus A319	100	11		12	(2)	1	1		12	13
Airbus A320	200	83	(2)	88	(2)	46	40	(1)	129	128
Airbus A320	NEO	1		1		23	15		24	16
Airbus A321	200	19		19		30	30		49	49
Airbus A321	NEO	0		0		7	—		7	—
Total		151		158		144	118		295	276

(1) Include one aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).
(3) Considers the conversions from Boeing 767-300ER to Boeing 767-300F Aircraft.
(d)Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)Except in the case of the Boeing 767 300ER, Airbus 320 Family and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)Additional information regarding Property, plant and equipment:
(i)Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2023		As of December 31, 2022
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	2,703	12,326	4,554	13,205
			Airbus A320	17,441	151,873	33,154	203,788
			Boeing 767	20,427	143,281	35,043	164,448
			Boeing 777	132,585	144,186	141,605	144,065

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,413	3,752	3,518	5,311
			Airbus A320	190,001	142,075	195,864	161,397
			Airbus A321	6,007	4,393	6,192	4,827
			Boeing 767	8,849	23,018	9,121	23,323
			Boeing 787	58,499	38,971	60,305	34,077

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	171,704	208,601	184,199	221,311

Total direct guarantee				611,629	872,476	673,555	975,752

(1) For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2023, amounts to ThUS$898,166 (ThUS$1,037,122 as of December 31, 2022). The book value of the assets with indirect guarantees as of December 31, 2023, amounts to ThUS$1,925,069 (ThUS$2,306,233 as of December 31, 2022).

As of December 31, 2023, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	5,544	Dec 6, 2024
Merlin Aviation Leasing (Ireland) 18 Limited RB Comercial Properties 49	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 11, 2024
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	25,820	Apr 29, 2024
			35,216

(ii)Commitments and others
Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	288,454	266,896
Commitments for the acquisition of aircraft (*)	15,700,000	13,100,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2024	2025	2026	2027-2030	Total
Airbus S.A.S.
A320neo Family	3	11	9	65	88
The Boeing Company
Boeing 787-9	—	—	—	5	5
Total	3	11	9	70	93
As of December 31, 2023, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 88 Airbus aircraft of the A320 family remain to be received with deliveries between 2024 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,800,000.

As of December 31, 2023, as a result of the different aircraft purchase contracts signed with The Boeing Company, 5 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2027 and 2028. The approximate amount, according to manufacturer list prices, is ThUS$1,900,000.

Aircraft operational lease commitments:

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 Airbus aircraft of the Airbus A320neo family with delivery between 2024 and 4 Boeing 787 Dreamliner aircraft with delivery dates within 2025 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Aergo, 1 Boeing 787 Dreamliner aircraft, with delivery dates within 2024, remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporative , 1 Airbus aircraft of the A320neo family with delivery dates within 2024 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 2 Airbus aircraft of the A320neo family with delivery date within 2024 remain to be received.

As of December 31, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus A321XLR family aircraft with delivery dates between 2025 and 2026 remain to be received.

(iii)Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended At December 31,
		2023	2022	2021
Average rate of capitalization of capitalized interest costs	%	10.66	7.12	3.52
Costs of capitalized interest	ThUS$	10,136	10,575	11,627

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
June 17, 2021                     (i) 1 Airbus A350-941 aircraft
June 24, 2021                     (i) 3 Airbus A350-941 aircraft
November 3, 2021                 (i) 1 Rolls-Royce Trent XWB-84K engine;
(ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5;

January 5, 2022                     (i) General Terms Agreement between Rolls-Royce PLC and Rolls-
Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;

March 22, 2022                     (i) 1 International Aero Engines AG V2527-A5 engine; and

May 18, 2022                     (i) Framework Deed Relating to the purchase and leaseback of ten used Airbus A330-200 aircraft, nine new Airbus A350-900 aircraft, four new Boeing 787-9 aircraft and 2 new Boeing 787-8 aircraft.

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

May 4, 2021                     (1) NBB Grosbeak Co., Ltd , NBB Cuckoo Co., Ltd., NBB-6658
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

August 30, 2021                     (1) Yamasa Sangyo Aircraft LA 1 Kumiai and Yamasa Sangyo
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

In relation to several of these lease amendment agreements, the Debtors entered into claims settlement stipulations for prepetition amounts due upon assumption of those agreements

NOTE 17 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2023 the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a.1)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	18,982	18,559	—	—	18,982	18,559
Other recoverable credits	28,048	14,474	—	—	28,048	14,474
Total current tax assets	47,030	33,033	—	—	47,030	33,033

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	2,371	1,026	—	—	2,371	1,026
Total current tax liabilities	2,371	1,026	—	—	2,371	1,026

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	(941,136)	(1,006,814)	70,745	81,326
Assets by right of use	(585,957)	(367,112)	54	70
Lease Liabilities	792,781	586,878	(74)	(115)
Amortization	(112,002)	(88,172)	10	10
Provisions	222,409	9,133	81,091	69,519
Revaluation of financial instruments	(889)	2,438	—	—
Tax losses	613,264	852,654	(86,320)	(94,005)
Intangibles	—	—	300,359	270,512
Other	16,312	16,910	16,494	17,308
Total	4,782	5,915	382,359	344,625

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)From January 1 to December 31, 2021

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	187,644	—	—	(1,208,693)
Assets for right of use	(637,114)	64,387	—	—	(572,727)
Lease Liabilities	815,785	(42,656)	—	—	773,129
Amortization	(65,148)	20,533	—	—	(44,615)
Provisions	194,614	360,696	(2,783)	—	552,527
Revaluation of financial instruments	(18,133)	1,616	(58)	—	(16,575)
Tax losses (*)	1,557,737	(1,112,075)	—	—	445,662
Intangibles	(270,681)	(1,394)	—	17,920	(254,155)
Others	(187)	(87)	—	—	(274)
Total	180,536	(521,336)	(2,841)	17,920	(325,721)

(b.2)From January 1 to December 31, 2022

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	120,553	—	—	(1,088,140)
Assets for right of use	(572,727)	205,545	—	—	(367,182)
Lease Liabilities	773,129	(186,136)	—	—	586,993
Amortization	(44,615)	(43,567)	—	—	(88,182)
Provisions	552,527	(613,480)	567	—	(60,386)
Revaluation of financial instruments	(16,575)	19,248	(235)	—	2,438
Tax losses (*)	445,662	500,997	—	—	946,659
Intangibles	(254,155)	2,114	—	(18,471)	(270,512)
Others	(274)	(124)	—	—	(398)
Total	(325,721)	5,150	332	(18,471)	(338,710)

(b.3)From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,572,528 at December 31, 2023 (ThUS$3,651,023 as of December 31, 2022) which include deferred tax assets related to negative tax results of ThUS$12,206,634 at December 31, 2023 (ThUS$14,930,487 at December 31, 2022).

As stated in note 2c) the Company filed a Reorganization Plan and Disclosure Statement in which, among other items, financial forecasts were included together with the proposed issuance of new shares and convertible notes. With that information the Company´s management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may be offset by future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of ThUS$1,251,912.

As of December 31, 2022, the Management of the subsidiary Lan Cargo S.A., taking into account financial projections for future years, company derecognized DTA in the amount of Th US$6,173 because it is not probable that future taxable profits would be generated in the future.

(Expenses)/income from deferred taxes and income tax:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(12,659)	(14,064)	(47,139)
Adjustments to the current tax of the previous year	(193)	—	(460)
Total current tax (expense) benefit	(12,852)	(14,064)	(47,599)
Deferred income taxes
(Expense)/benefit for deferred tax recognition for tax losses (*)	17,492	—	—
Deferred income for relative taxes to the creation and reversal of temporary differences	(19,582)	5,150	(521,336)
Total deferred income tax	(2,090)	5,150	(521,336)
Income tax (expense)/benefit	(14,942)	(8,914)	(568,935)

Income tax (expense)benefit

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Current tax (expense) benefit, foreign	(10,410)	19,573	(9,943)
Current tax (expense) benefit, domestic	(2,442)	(33,637)	(37,656)
Total current tax (expense) benefit	(12,852)	(14,064)	(47,599)

Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	17,492	—	—
Deferred tax (expense) benefit, foreign	(10,780)	(532)	4,309
Deferred tax (expense) benefit, domestic	(8,802)	5,682	(525,645)
Total deferred tax (expense)benefit	(2,090)	5,150	(521,336)
Income tax (expense)/benefit	(14,942)	(8,914)	(568,935)

(*) As a result of an agreement reached with the Brazilian tax authority TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not have recognized deferred tax asset for those tax losses, it was recognized as income to write off those tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of December 31, 2023, December 31, 2022 and December 31, 2021)

	For the year ended At December 31,			For the year ended At December 31,
	2023	2022	2021	2023	2022	2021
	ThUS$	ThUS$	ThUS$	%	%	%
Income tax benefit/(expense) using the legal tax rate	(161,053)	(363,434)	1,102,736	-27.00	-27.00	-27.00
Tax effect by change in tax rate	—	9,016	—	—	0.67	—
Tax effect of rates in other jurisdictions	(50,042)	20,398	54,775	-8.39	1.52	-1.34
Tax effect of non-taxable income	25,459	1,201,618	9,444	4.27	89.27	-0.23
Tax effect of disallowable expenses	(23,272)	(33,855)	(30,928)	-3.90	-2.52	0.76
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	53,162	90,823	205,458	8.91	6.75	-5.03
Tax effect for goodwill impairment losses	—	—		—	—
Derecognition of deferred tax assets not recoverable	—	(6,173)	(1,251,912)	—	-0.46	30.65
Deferred tax asset not recognized	157,089	(990,095)	(667,702)	26.34	-73.56	16.35
Other increases (decreases)	(16,285)	62,788	9,194	-2.73	4.66	-0.23
Total adjustments to tax expense using the legal rate	146,111	354,520	(1,671,671)	24.50	26.33	40.93
Income tax benefit/(expense) using the effective rate	(14,942)	(8,914)	(568,935)	-2.50	-0.67	13.93

Deferred taxes related to items charged to equity:

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	4,355	332	(2,841)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
(a) Interest bearing loans	292,982	629,106
(b) Lease Liability	301,537	173,735
(c) Hedge derivatives	1,544	—
Total current	596,063	802,841

Non-current
(a) Interest bearing loans	3,675,212	3,936,320
(b) Lease Liability	2,666,457	2,042,719
Total non-current	6,341,669	5,979,039

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
Bank loans (2)	53,141	353,284
Guaranteed obligations	28,697	17,887
Other guaranteed obligations (1)(2)	67,005	66,239
Subtotal bank loans	148,843	437,410
Obligation with the public (2)	34,731	33,383
Financial leases	109,304	156,285
Other loans	104	2,028
Total current	292,982	629,106

Non-current
Bank loans (2)	976,293	1,032,711
Guaranteed obligations	275,225	307,174
Other guaranteed obligations (1)	363,345	408,065
Subtotal bank loans	1,614,863	1,747,950
Obligation with the public (2)	1,268,107	1,256,416
Financial leases	792,242	931,954
Total non-current	3,675,212	3,936,320
Total obligations with financial institutions	3,968,194	4,565,426

(1)The committed "Revolving Credit Facility (RCF)" is guaranteed by collateral composed of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, the line was fully paid and of December 31, 2023 and December 31, 2022, it is available to be used.

(2)On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement (the “New Consolidated and Modified DIP Credit Agreement”) was submitted to the Court for its approval. The New Consolidated and Amended DIP Credit Agreement (i) fully refinanced and replaced the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplated a maturity date in accordance with the calendar that the Debtors anticipated to emerge from the Chapter 11 Procedure; and (iii) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. The obligations under the DIP were secured by assets owned by LATAM and certain of its affiliates, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed(the "Recast and Modified DIP Credit Agreement”) of the Original DIP Credit Agreement, which modified and consolidated said agreement and repaid the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was US$3.700 million. The Consolidated and Amended DIP Credit Agreement (i) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of MUS$2,750. On April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, said Consolidated and Modified DIP Credit Agreement was repaid in its entirety with the DIP-to-Exit financing, which contemplated bridge financing for senior secured bonds maturing in 2027 for MUS$750, MUS$750 in other bridge financing for senior secured notes due 2029, a MUS$750 Term Financing, a financing called Junior DIP, for a total of MUS$1,146 , and, lastly, a US Revolving Credit Facility MUS$500, which is not drawn. The DIP-to-exit financing was collateralized by assets owned by LATAM and certain of its affiliates. Of these, the Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of MUS$450 and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of MUS$700.

In the context of the exit of the Company from the Chapter 11 Procedure on November 3, 2022, the Bridge Loans were repaid with additional: MUS$350 corresponding to an incremental loan of Term Loan B.

On November 3, 2022, the company and all of its subsidiaries successfully emerged from Chapter 11.
Balances by currency of interest bearing loans are as follows:

	As of December 31, 2023	As of December 31, 2022
Currency	ThUS$	ThUS$

Brazilian real	—	314,322
Chilean peso (U.F.)	160,730	157,288
US Dollar	3,807,464	4,093,816
Total	3,968,194	4,565,426

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	PK AIRFINANCE	U.S.A.	US$	—	—	—	—	—	—	—	—	—	—	—	—	Quarterly
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Others loans
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	-	-
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

Interest-bearing loans due in installments to December 31, 2022
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	—	—	70,951	—	—	70,951	173	—	70,951	—	—	71,124	Quarterly	7.26	7.26
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	—	1,100,000	30,539	8,250	22,000	939,760	—	1,000,549	Quarterly	18.46	13.38
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	156,783	156,783	505	—	—	—	156,783	157,288	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	32,878	—	430,290	669,340	1,132,508	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quarterly/Monthly	8.20	8.20
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	231,000	—	275,000	3,837	14,667	26,153	228,880	—	273,537	Quarterly	8.24	8.24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	—	—	112,388	11,404	34,624	66,419	—	—	112,447	Quarterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	1,470	—	—	—	—	1,470	At Expiration	1.00	1.00
0-E	EXIM BANK	U.S.A.	US$	—	—	17,737	36,431	32,444	86,612	237	—	17,738	36,431	32,444	86,850	Quarterly	2.01	1.78
Financial leases
0-E	CITIBANK	U.S.A.	US$	6,825	5,689	—	—	—	12,514	6,888	5,689	—	—	—	12,577	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	—	—	28,165	6,776	20,048	1,516	—	—	28,340	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	—	—	152,693	17,831	51,532	79,805	—	—	149,168	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	—	—	12,590	1,579	4,664	6,393	—	—	12,636	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	—	—	113,668	180,260	152,581	446,509	1,923	—	112,666	178,672	151,236	444,497	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2,321	6,568	20,990	30,557	121,801	182,237	2,321	6,568	20,990	30,557	121,801	182,237	Monthly	10.45	10.45
Other loan
0-E	Various (*)		US$	2,028	—	—	—	—	2,028	2,028	—	—	—	—	2,028	At Expiration	-	-
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2022
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	Merril Lynch Credit Products LLC	Brazil	BRL	304,549	—	—	—	—	304,549	314,322	—	—	—	—	314,322	Monthly	3.95%	3.95
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quarterly	7.23%	7.23
	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426
(*)    Obligation to creditors for executed letters of credit.

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	3,026,573	94,433	3,121,006
New contracts	518,478	875	519,353
Lease termination	(724,193)	(5,300)	(729,493)
Renegotiations	101,486	5,717	107,203
Payments	(95,831)	(24,192)	(120,023)
Accrued interest	88,245	8,334	96,579
Exchange differences	—	3,356	3,356
Cumulative translation adjustment	—	(2,332)	(2,332)
Other increases (decreases)	(31,097)	(3,914)	(35,011)
Changes	(142,912)	(17,456)	(160,368)
Closing balance as of December 31, 2021	2,883,661	76,977	2,960,638
Opening balance as of January 1, 2022	2,883,661	76,977	2,960,638
New contracts	354,924	13,019	367,943
Lease termination	(19,606)	—	(19,606)
Renegotiations	(76,233)	(4,198)	(80,431)
Exit effect of chapter 11 (*)	(995,888)	—	(995,888)
Payments	(154,823)	(26,172)	(180,995)
Accrued interest	142,939	9,194	152,133
Exchange differences	—	2,279	2,279
Cumulative translation adjustment	(2)	7,463	7,461
Other increases (decreases)	—	2,920	2,920
Changes	(748,689)	4,505	(744,184)
Closing balance as of December 31, 2022	2,134,972	81,482	2,216,454
Opening balance as of January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Subsidiaries conversion difference	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994

(*) Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claim settlement (Derecognition of assets for right of use for ThUS$639,728 (See Note 24 letter g (4)) and conversion of Notes forThUS$39,545) and ThUS$316,615 due to IBR rate change.

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate December 2023	Discount rate December 2022
Aircraft	9.10%	8.80%
Others	13.00%	10.70%

(c)    Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of foreign currency derivatives	1,544	—	—	—	1,544	—
Total hedge derivatives	1,544	—	—	—	1,544	—

The foreign currency derivatives correspond to options, forwards and swaps.
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Interest rate option (1)	—	8,816
Fuel options (2)	22,136	12,594
Foreign currency derivative R$/BRL$ (3)	(1,544)	191

(1)They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originating from the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedge contracts.

(2)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months months from the date of the consolidated statement of financial position. In the case of interest rate derivatives, the settlements will occur in the next 6 months and will remain in the balance until the date of arrival of the associated aircraft, date on which it will be part of the right-of-use asset and will begin to impact results on a monthly basis until the expiration of the respective lease
All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,408,201	1,271,590
(b) Accrued liabilities	357,078	356,402
Total trade and other accounts payables	1,765,279	1,627,992

(a)     Trade and other accounts payable:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Trade creditors	1,176,985	904,964
Other accounts payable	231,216	366,626
Total	1,408,201	1,271,590

The details of Trade and other accounts payables are as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Boarding Fees	249,291	208,783
Maintenance	167,466	100,823
Airport charges and overflight	138,901	89,966
Handling and ground handling	133,114	130,482
Suppliers technical purchases	126,302	123,743
Leases, maintenance and IT services	100,842	83,751
Other personnel expenses	96,351	116,244
Aircraft Fuel	94,878	44,153
Professional services and advisory	63,756	134,191
Services on board	58,365	42,545
Marketing	51,035	37,928
Air companies	26,371	8,182
Crew	25,936	11,511
Agencies sales commissions	16,899	9,852
Aircraft Insurance	12,256	7,241
Others	46,438	122,195
Total trade and other accounts payables	1,408,201	1,271,590

(b) Liabilities accrued:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Aircraft and engine maintenance	129,473	184,753
Accrued personnel expenses	97,733	81,857
Accounts payable to personnel (1)	114,769	81,508
Others accrued liabilities	15,103	8,284
Total accrued liabilities	357,078	356,402

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	7,003	8,733	614,882	617,692	621,885	626,425
Civil contingencies	7,702	5,490	142,305	119,483	150,007	124,973
Labor contingencies	367	350	155,501	175,212	155,868	175,562
Other	—	—	11,571	13,180	11,571	13,180
Provision for European
Commission investigation (2)	—	—	2,477	2,397	2,477	2,397

Total other provisions (3)	15,072	14,573	926,736	927,964	941,808	942,537

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of December 31, 2023, and December 31, 2022, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Onerous Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	403,229	—	—	403,229
Provision used	(84,497)	—	—	(84,497)
Difference by subsidiaries conversion	(25,531)	—	—	(25,531)
Reversal of provision	(119,029)	—	(44,000)	(163,029)
Exchange difference	(1,055)	(797)	—	(1,852)
Closing balance as of December 31, 2021	731,153	9,300	—	740,453

Opening balance as of January 1, 2022	731,153	9,300	—	740,453
Increase in provisions	687,558	—	—	687,558
Provision used	(63,087)	—	—	(63,087)
Difference by subsidiaries conversion	28,655	—	—	28,655
Reversal of provision	(427,979)	(6,630)	—	(434,609)
Exchange difference	(16,160)	(273)	—	(16,433)
Closing balance as of December 31, 2022	940,140	2,397	—	942,537

Opening balance as of January 1, 2023	940,140	2,397	—	942,537
Increase in provisions	449,406	—	—	449,406
Provision used	(70,844)	—	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	—	(69,563)
Reversal of provision	(310,118)	—	—	(310,118)
Exchange difference	310	80	—	390
Closing balance as of December 31, 2023	939,331	2,477	—	941,808
(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenue (1)(2)	3,044,664	2,533,081	348,936	420,208	3,393,600	2,953,289
Sales tax	17,801	7,194	—	—	17,801	7,194
Retentions	48,649	40,810	—	—	48,649	40,810
Other taxes	6,892	12,045	—	—	6,892	12,045
Dividends payable	174,549	—	—	—	174,549	—
Other sundry liabilities	9,351	49,121	—	—	9,351	49,121
Total other non-financial liabilities	3,301,906	2,642,251	348,936	420,208	3,650,842	3,062,459
Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2021	2,738,888	4,221,168	(4,053,345)	(12,091)	(114,227)	—	4,800	2,785,193

From January 1 to December 31, 2022	2,785,193	9,772,469	(9,077,188)	(241,201)	(314,027)	4,585	23,458	2,953,289

From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600
(1)The balance includes mainly, deferred revenue for services not provided as of December 31, 2023 and December 31, 2022 and for the frequent flyer LATAM Pass program.
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
(2)As of December 31, 2023, Deferred Income includes ThUS$40,500 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Retirements payments	57,785	45,076
Resignation payments	11,537	6,365
Other obligations	53,296	42,047
Total liability for employee benefits	122,618	93,488
(a)The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2021	74,116	(11,391)	(5,136)	10,018	(11,374)	56,233
From January 1 to December 31, 2022	56,233	53,254	(4,375)	(9,935)	(1,689)	93,488
From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618
The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended At December 31,
Assumptions	2023	2022

Discount rate	5.40%	5.37%
Expected rate of salary increase	3.00%	5.23%
Rate of turnover	5.02%	5.14%
Mortality rate	RV-2020	RV-2014
Inflation rate	2.99%	3.61%
Retirement age of women	60	60
Retirement age of men	65	65
The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 and RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.
The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(3,913)	(3,308)
Change in the accrued liability an closing for decrease of 100 b.p.	4,369	3,724
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	4,133	3,520
Change in the accrued liability an closing for decrease of 100 b.p.	(3,811)	(3,216)
(b)The liability for short-term:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	114,769	81,508
(*)Accounts payables to employees (Note 19 letter b)
The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in the Company ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

During the year of 2023 until the month of December, the amount accrued related to this CIP was US$66.8 million, which is recorded in the "Administrative expenses" line of the Interim Consolidated Statement of Income by Function. As of December 31, 2023, the amount of this plan recorded in the consolidated statement of financial position is US$118.9 million.

(d)Employment expenses are detailed below:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$

Salaries and wages	1,268,343	1,024,304	825,792
Short-term employee benefits	181,565	121,882	122,650
Other personnel expenses	133,429	120,150	93,457
Total	1,583,337	1,266,336	1,041,899

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$

Aircraft and engine maintenance	348,578	249,710
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	11,337	19,866
Provision for vacations and bonuses	18,518	16,539
Other sundry liabilities	154	169
Total accounts payable, non-current	418,587	326,284
NOTE 24 - EQUITY
(a)Capital
The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.
The paid capital of the Company at December 31, 2023 amounts to ThUS$ 5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$ 13,298,486 divided into 604,437,584,048 shares as of December 31, 2022), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2023, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company's Extraordinary Shareholders' Meeting held on July 5, 2022, it was agreed to increase the Company's capital by ThUS$10,293,270 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a)ThUS$9,493,270 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) ThUS$800,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 13, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:
1.On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) 1,257,002,540 notes convertible into shares Serie G, the 1,372,839,695 notes convertible into shares Serie H, and the 6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).
2.On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.
3.As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”; and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).
4.For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11 on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy.
5.As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued US$800 million in new paid shares and ThUS$9,493,270 through the issue of three classes of notes convertible into Company shares, backed by 531,991,409,513 shares totaling of 605,801,285,307 shares. As of December 31, 2023, of the aforementioned capital increase, 603,831,469,894 shares were subscribed and paid (603,831,176,355 shares as of December 31, 2022), equivalent to ThUS$10,169,622 as of December 31, 2023 (ThUS$10,152,221 as of December 31, 2022) and as of December 31, 2022 costs of issuance and placement of shares and convertible bonds were generated for ThUS$810,279, which are presented as part of the Other reserves and was reclassified to "paid-in capital" according to the Extraordinary Shareholders' Meeting held on April 20, 2023, as explained below

6.At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

6.i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

6.ii) Others decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

6.iii) Deduction of the Company´s capital the account "Costs of issuing shares and new convertible notes, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital has been reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As a result of the foregoing, as of December 31, 2023, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which US$5,003,534 million, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of ThUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

(b)Movement of authorized shares
The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2023				As of December 31, 2022
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665	606,407,693	606,407,693	-	-
New shares issued	-	-	-	-	73,809,875,794	73,809,875,794	-	-
Convertible Notes G	-	-	-	-	19,992,142,087	18,026,240,520	-	1,965,901,567
Convertible Notes H	-	293,539	-293,539	-	126,661,409,136	126,657,203,849	4,205,287	-
Convertible Notes I	-	-	-	-	385,337,858,290	385,337,856,192	-	2,098
Reduction of full right (*)	(1,965,903,665)	-	-	(1,965,903,665)	-	-	-	-
Subtotal	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)	605,801,285,307	603,831,176,355	4,205,287	1,965,903,665
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	-	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665

(*) See letter (a) above, in the same Note.

(c)Share capital
The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2021	3,146,265
There are no movements of shares paid during the 2021 period	—
Ending balance as of December 31, 2021	3,146,265
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G	17,401
Absorption of Accumulated Losses as of December 31, 2022 (3)	(7,501,896)
Absorption of treasury shares (3)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (3)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
(1)It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.
(2)Part of the Convertible Notes were to extinguish through exchange credits that were recognized in Chapter 11.
(3)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.
(d)Treasury stock
At December 31, 2023, the Company held no treasury stock. The remaining of ThUS$(178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$178.
(e)Other equity- Value of conversion right - Convertible Notes
(e.1)Notes subscription
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

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value Convertible Notes at the date of issue	(923,616)	—	(2,686,854)	(3,610,470)
Issuance cost	—	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at the date of issue	—	(102,031)	—	(102,031)
Equity component at the date of issue	192,380	1,245,994	3,471,106	4,909,480

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(14,401)	—	—	(14,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000

(e.2)Conversion of notes into shares
As of December 31, 2023, and December 31, 2022 the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	88.782%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	—	102,031	—	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2023, the portion not converted into equity corresponds to ThUS$39.
(e.3)The Convertible Notes
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
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(f)Reserve of share- based payments
Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	37,235	—	37,235
From January 1 to December 31, 2022	37,235	—	37,235
From January 1 to December 31, 2023	37,235	—	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.
(g)Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Others increases (Decreases) (5)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	2,452,019	(3,383)	(538)	—	—	2,448,098
From January 1 to December 31, 2022	2,448,098	—	—	(4,420,749)	—	(1,972,651)
From January 1 to December 31, 2023	(1,972,651)	16,648		(14,401)	800,388	(1,170,016)
Balance of Other sundry reserves comprise the following:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(216,656)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,610,470)	—
Cost of issuing shares and New Convertible Notes (5)	—	(810,279)	—
Others	(1,875)	(3,558)	(3,558)
Total	(1,170,016)	(1,972,651)	2,448,098
(1)Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)The balance as of December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. Aires S.A. for ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración S.A. Aires S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: (5) acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. Aires S.A. for an amount of ThUS$(23) and (6) amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. Aires S.A. for a total amount of ThUS$5,097.

(4)The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable ThUS$2,564,707 (ThUS$2,550,306 as of December 31, 2022), gain on the haircut for the financial liabilities for ThUS$420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728 as of December 31, 2023 and December 31, 2022.
(5)Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement. At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to deduct from the paid-in capital of the Company the account "Costs of issuance and placement of shares and bonds convertible into shares", for the sum of ThUS$810,279.

(h)Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognized in OCI	—	39,602	(23,692)	—	15,910
Reclassified from OCI to profit or loss	—	(16,641)	6,509	—	(10,132)
Deferred tax	—	(58)	—	—	(58)
Actuarial reserves by employee benefit plans	—	—	—	10,017	10,017
Deferred tax actuarial IAS by employee benefit plans	—	—	—	(2,782)	(2,782)
Translation difference subsidiaries	18,354	(732)	—	—	17,622
Closing balance as of December 31, 2021	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognized in OCI	—	51,323	(23,845)	—	27,478
Reclassified from OCI to profit or loss	—	31,293	19,946	—	51,239
Reclassified from OCI to the value of the hedged asset	—	(8,143)	—	—	(8,143)
Deferred tax	—	(235)	—	—	(235)
Actuarial reserves by employee benefit plans	—	—	—	(9,933)	(9,933)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	566	566
Translation difference subsidiaries	(33,401)	694	(160)	—	(32,867)
Closing balance as of December 31, 2022	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—		—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—		—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)

(h.1)Cumulative translate difference
These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests
(h.2)Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.
(h.3)Reserves of actuarial gains or losses on defined benefit plans
Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.
(i)Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends	Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2021	(4,193,615)	(4,647,491)	—	—	(8,841,106)
From January 1 to December 31, 2022	(8,841,106)	1,339,210	—	—	(7,501,896)
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)	7,559,025	464,411
(1) The detail of Other increases (decreases) is as follows:

ThUS$
Absorption accumulated losses (*)	7,501,896
Out of Period Adjustment (**)	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(**) Out of Period Adjustment

On April 30, 2020, LATAM's Shareholders approved the distribution of a dividend in the amount of ThUS$57,129 to be paid on May 28, 2020. On May 26, 2020, LATAM entered Chapter 11 proceedings which granted an automatic stay prohibiting the Company from making dividend payments. At that time it was not clear when this dividend would be paid. On November 3, 2022, upon emergence from Chapter 11 it was clear this dividend would not be paid, however, it was not derecognized from liabilities and transferred to retained earnings at that time. During the three months ended March 31, 2023, the Company corrected this matter and recorded an out of period adjustment to derecognized the dividend payable resulting in an increase of ThUS$57,129 to retained earnings and a decrease in Trade and other accounts payable in the same amount.

Management has evaluated the impact of this out-of-period adjustment and concluded that it is not material to the financial statements for the year ended December 31, 2023, or to any previously reported quarter, semester or annual financial statements.
(j)Dividends per share

Description of dividend	Minimum mandatory dividend 2023	Minimum mandatory dividend 2022
Amount of the dividend (ThUS$)(*)	174,549	—
Number of shares among which the dividend is distributed	604,437,877,587	604,437,584,048
Dividend per share (US$)	0.0003	0.0000
(*) It Corresponds to mandatory minimum dividend provision charged to the net income for the year 2023, As of the date of issuance of these financial statements, the Board of Directors has not yet approved a proposal for payment..

NOTE 25 - REVENUE
The detail of revenues is as follows:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Passengers	10,215,148	7,636,429	3,342,381
Cargo	1,425,393	1,726,092	1,541,634
Total	11,640,541	9,362,521	4,884,015

NOTE 26 - COSTS AND EXPENSES BY NATURE
(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Aircraft fuel	(3,947,220)	(3,882,505)	(1,487,776)
Other rentals and landing fees	(1,322,795)	(1,036,158)	(755,188)
Aircraft maintenance	(601,804)	(582,848)	(533,738)
Aircraft rental (*)	(91,876)	(202,845)	(120,630)
Commissions	(244,160)	(167,035)	(89,208)
Passenger services	(271,838)	(184,357)	(77,363)
Other operating expenses	(1,351,571)	(1,136,490)	(959,427)
Total	(7,831,264)	(7,192,238)	(4,023,330)
(*)During December 31, 2022, the Company amended its Aircraft Lease Contracts to include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	(16,632)	(17,959)	(19,793)
Total	(16,632)	(17,959)	(19,793)
(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Depreciation (*)	(1,151,015)	(1,125,154)	(1,114,232)
Amortization	(54,358)	(54,358)	(51,162)
Total	(1,205,373)	(1,179,512)	(1,165,394)
(*)Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended December 31, 2023 is ThUS$565,384 (ThUS$463,306 for the same period in December 31, 2022 and ThUS$ $351,701 in December 31, 2021).

(c)Financial costs
The detail of financial costs is as follows:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Bank loan interests	(400,052)	(714,310)	(580,193)
Financial leases	(58,011)	(45,384)	(46,679)
Lease liabilities	(224,824)	(152,132)	(121,147)
Other financial instruments	(15,344)	(30,577)	(57,525)
Total	(698,231)	(942,403)	(805,544)
Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.
(d)Gains (losses) from restructuring activities
Gains (losses) from restructuring activities are detailed below:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Renegotiation of fleet contracts	—	(483,068)	(516,559)
Legal advice	—	(323,204)	(91,870)
Employee restructuring plan	—	(80,407)	(46,938)
Rejection of fleet contracts	—	—	(1,564,973)
Rejection of IT contracts	—	(2,586)	(26,368)
Adjustment net realizable value fleet available for sale	—	—	(73,595)
Gains resulting from the settlement of Chapter 11 claims (*)	—	2,550,306	—
Others	—	18,893	(16,879)
Total	—	1,679,934	(2,337,182)
(*)See Note 24 (g)

The Company did not recorded gains/(losses) restructuring activities during 2023.

(e)Financial income
Financial income is detailed below:

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Financial claims (*)	—	491,326	—
Gains resulting from the settlement of Chapter 11 claims (**)	—	420,436	—
Finance lease rate change effect	—	49,824	—
Other miscellaneous income	125,356	90,709	21,107
Total	125,356	1,052,295	21,107
(*)See Note 34 (a.4.)
(**)See Note 24 (g)
(f)Other gains (losses)
Other gains (losses) are detailed below:

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Provision for onerous contract related to purchase commitment	—	—	44,000
Adjustment net realizable value fleet available for sale	(39,163)	(345,410)	—
Other	(51,880)	(1,667)	(13,326)
Total	(91,043)	(347,077)	30,674

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$

Tours	36,297	24,068	11,209
Aircraft leasing	—	18,164	6,852
Customs and warehousing	27,553	30,323	27,089
Maintenance	7,784	7,995	15,602
Income from non-airlines products LATAM Pass	15,148	23,954	40,481
Other miscellaneous income (*)	61,859	49,782	126,098
Total	148,641	154,286	227,331
(*)Included within this amount ThUS$30,408 in December 31, 2022 and ThUS$118,188 in December 31, 2021 related to the compensation of Delta Air Lines Inc. for the JBA signed during 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2021

Argentine peso	807.98	177.12	102.75
Brazilian real	4.85	5.29	5.57
Chilean peso	877.12	855.86	844.69
Colombian peso	3,872.49	4,845.35	4,002.52
Euro	0.90	0.93	0.88
Australian dollar	1.46	1.47	1.38
Boliviano	6.86	6.86	6.86
Mexican peso	16.91	19.50	20.53
New Zealand dollar	1.58	1.58	1.46
Peruvian Sol	3.70	3.81	3.98
Paraguayan Guarani	7,270.6	7,332.2	6,866.40
Uruguayan peso	38.81	39.71	44.43

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current assets

Cash and cash equivalents	386,216	265,371
Argentine peso	1,808	6,712
Brazilian real	7,108	3,355
Chilean peso	47,907	17,591
Colombian peso	8,968	8,415
Euro	25,329	19,361
U.S. dollar	237,251	168,139
Other currency	57,845	41,798

Other financial assets, current	14,659	331,617
Chilean peso	4,367	5,778
Euro	3,722	2,483
U.S. dollar	5,971	322,796
Other currency	599	560

Other non - financial assets, current	36,654	19,425
Brazilian real	719	2,303
Chilean peso	12,354	3,341
Euro	5,310	622
U.S. dollar	10,735	4,369
Other currency	7,536	8,790

Trade and other accounts receivable, current	279,586	143,631
Argentine peso	12,831	25,035
Brazilian real	620	10,669
Chilean peso	69,588	31,258
Colombian peso	1,453	176
Euro	90,699	12,506
U.S. dollar	68,893	25,549
Other currency	35,502	38,438

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current assets

Accounts receivable from related entities, current	27	138
Chilean peso	27	31
U.S. dollar	—	107

Tax current assets	17,258	15,623
Chilean peso	2,202	1,569
Colombian peso	6,084	1,921
Peruvian sun	7,108	10,300
Other currency	1,864	1,833

Total current assets	734,400	775,805
Argentine peso	14,639	31,747
Brazilian real	8,447	16,327
Chilean peso	136,445	59,568
Colombian peso	16,505	10,512
Euro	125,060	34,972
U.S. Dollar	322,850	520,960
Other currency	110,454	101,719

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Non-current assets

Other financial assets, non-current	15,375	13,366
Brazilian real	3,807	3,495
Chilean peso	2,073	69
Colombian peso	841	1,344
Euro	4,252	4,308
U.S. dollar	2,071	2,050
Other currency	2,331	2,100

Other non - financial assets, non-current	9,856	11,909
Argentine peso	1	12
Brazilian real	9,789	8,082
U.S. dollar	15	3,815
Other currency	51	—

Accounts receivable, non-current	4,732	4,526
Chilean peso	4,732	4,526

Deferred tax assets	1,048	2,948
Colombian peso	859	2,567
U.S. dollar	144	20
Other currency	45	361

Total non-current assets	31,011	32,749
Argentine peso	1	12
Brazilian real	13,596	11,577
Chilean peso	6,805	4,595
Colombian peso	1,700	3,911
Euro	4,252	4,308
U.S. dollar	2,230	5,885
Other currency	2,427	2,461

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other financial liabilities, current	4,331	17,062	1,010	602
Chilean peso	1,364	10,697	702	602
U.S. dollar	2,510	5,558	—	—
Other currency	457	807	308	—

Trade and other accounts payables, current	616,032	720,688	9,583	20,995
Argentine peso	2,074	45,345	132	3,446
Brazilian real	13,401	48,511	922	651
Chilean peso	128,838	146,395	1,560	1,231
Colombian peso	197	2,330	—	31
Euro	54,744	29,502	7	11
U.S. dollar	350,635	328,540	1,797	2,883
Peruvian sol	42,347	7,426	4,994	10,886
Mexican peso	2,019	12,969	—	75
Pound sterling	17,379	37,788	11	19
Uruguayan peso	706	1,199	39	1,110
Other currency	3,692	60,683	121	652

Accounts payable to related entities, current	5,154	6	—	—
Chilean peso	—	6	—	—
U.S. dollar	5,154	—	—	—

Other provisions, current	16	29	12,429	11,655
Chilean peso	—	—	4	29
Other currency	16	29	12,425	11,626

	Up to 90 days		91 days to 1 year
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other non-financial liabilities, current	15,634	16,315	6,099	9,071
Argentine peso	836	87	445	6,563
Chilean peso	4,338	1,568	4,026	178
Colombian peso	1,456	294	1,066	798
U.S. dollar	7,305	12,975	416	1,063
Other currency	1,699	1,391	146	469

Total current liabilities	641,167	754,100	29,121	42,323
Argentine peso	2,910	45,432	577	10,009
Brazilian real	13,401	48,511	922	651
Chilean peso	134,540	158,666	6,292	2,040
Colombian peso	1,653	2,624	1,066	829
Euro	54,744	29,502	7	11
U.S. dollar	365,604	347,073	2,213	3,946
Other currency	68,315	122,292	18,044	24,837

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other financial liabilities, non-current	32,867	32,036	2,871	774	165,511	170,437
Chilean peso	17,020	11,544	2,500	774	164,942	170,437
Brazilian real	552	16	—	—	—	—
Euro	412	1,409	371	—	569	—
U.S. dollar	14,110	18,354	—	—	—
Other currency	773	713	—	—	—	—

Accounts payable, non-current	72,783	58,449	—	—	—	—
Chilean peso	16,774	17,259	—	—	—
U.S. dollar	54,441	39,717	—	—	—	—
Other currency	1,568	1,473	—	—	—	—

Other provisions, non-current	49,427	43,301	—	—	—	—
Argentine peso	3,570	1,917	—	—	—	—
Brazilian real	42,244	37,982	—	—	—	—
Colombian peso	395	202	—	—	—	—
Euro	3,053	2,944	—	—	—	—
U.S. dollar	165	256	—	—	—	—

Provisions for employees benefits, non-current	79,749	55,454	—	—	—	—
Chilean peso	76,247	55,454	—	—	—	—
U.S. dollar	3,502	—	—	—	—	—

Total non-current liabilities	234,826	189,240	2,871	774	165,511	170,437
Argentine peso	3,570	1,917	—	—	—	—
Brazilian real	42,796	37,998	—	—	—	—
Chilean peso	110,041	84,257	2,500	774	164,942	170,437
Colombian peso	395	202	—	—	—	—
Euro	3,465	4,353	371	—	569	—
U.S. dollar	72,218	58,327	—	—	—	—
Other currency	2,341	2,186	—	—	—	—

	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
General summary of foreign currency:

Total assets	765,411	808,554
Argentine peso	14,640	31,759
Brazilian real	22,043	27,904
Chilean peso	143,250	64,163
Colombian peso	18,205	14,423
Euro	129,312	39,280
U.S. dollar	325,080	526,845
Other currency	112,881	104,180

Total liabilities	1,073,496	1,156,874
Argentine peso	7,057	57,358
Brazilian real	57,119	87,160
Chilean peso	418,315	416,174
Colombian peso	3,114	3,655
Euro	59,156	33,866
U.S. dollar	440,035	409,346
Other currency	88,700	149,315

Net position
Argentine peso	7,583	(25,599)
Brazilian real	(35,076)	(59,256)
Chilean peso	(275,065)	(352,011)
Colombian peso	15,091	10,768
Euro	70,156	5,414
U.S. dollar	(114,955)	117,499
Other currency	24,181	(45,135)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the year ended at December 31,
	2023		2022		2021
Basic earnings (loss) per share
Income (Loss) attributable to owners of the parent (ThUS$)	581,831		1,339,210		(4,647,491)
Weighted average number of shares, basic	604,437,869,545	(*)	96,614,464,231	(*)	606,407,693
Basic earnings (loss) per share (US$)	0.000963		0.013861		(7.663971)

	For the year ended at December 31,
	2023		2022		2021
Diluted earnings (loss) per share
Income (Loss) attributable to owners of the parent (ThUS$)	581,831		1,339,210	(***)	(4,647,491)
Weighted average number of shares, diluted	604,441,789,335	(**)	98,530,451,071	(**)	606,407,693
Diluted earnings (loss) per share (US$)	0.000963		0.013592		(7.663971)
(*)As of December 31, 2023, the weighted average number of shares considers 604,437,584,048 shares outstanding from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H (See movement of shares in Note 24).As of December 31, 2022, the weighted average number of shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022. From November 3, 2022 until December 31, 2022 the number of shares outstanding increases due to the equity rights offering and then increases daily as the holders of the convertible notes convert them into shares (See movement of shares in Note 24).

(**)As of December 31, 2023, the number of weighted diluted shares considers 604,437,584,048 shares from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertibles Notes (See movement of shares in Note 24) and 3,911,748 shares outstanding from January 1, 2023 until December 31, 2023, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24). As of December 31, 2022, the weighted average number of fully diluted shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022, and 605,801,285,307 shares outstanding from November 3, 2022 until December 31, 2022 which includes the equity rights offering and assumes the conversion of all Convertibles Notes that were issued upon emergence from Chapter 11 (See movement of shares in Note 24).

(***) Income (Loss) attributable to owners of equity instruments of the parent company is unchanged when calculating diluted EPS because only Convertible Note H accrued interest. However, this Note was converted into shares immediately after issuance and therefore did not accrue interest during the year.

NOTE 30 – CONTINGENCIES
I.    Lawsuits
1)Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

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
On May 26,2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.
-0-
Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.
On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020.  On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.
-0-

2)    Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	–	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
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
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,133 (€8,220,000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$9,133(€8,220,000 Euros) to ThUS$2,477 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court set the hearing date as April 10, 2024.
2,477

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Noruega) y Directie Juridische Zaken Afdeling Ceveil Recht (Países Bajos)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.
The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014, but there has been judicial activity in the Netherlands case. In Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo.
-0-
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.
This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$102; (iv) Felipe Meyer:ThUS$102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper.  This obligation had also been stayed by the court of federal justice in this process.  Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount.  The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019
11,106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3,929–R$ 19,059,073.03 probable). We must await a decision on the Treasury appeal.	12,767
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (vinculado a este proceso los Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.
Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260,223,373.10-original amount in 2012/2013, which currently equals ThUS$84,078 (R$407,778,562.13). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016.  The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.
					84,078
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. We must wait for an administrative decision.	37,173

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. The final calculations by the Federal Internal Revenue Service are pending.	11,567

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A.	22° Juzgado Civil de Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023. Arguments were presented to the Supreme Court on April 27, 2023. On August 4, 2023, the Supreme Court dismissed the remedies of vacation of judgment based on substance and form filed by Inversiones Ranco Tres S.A.. The resolution rejecting the claim remains firm and enforceable. The assessment of personal and procedural costs in favor of LATAM was carried out by both the Court of Appeals and the Court of First Instance.	-0-
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	35,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	10,292
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. We are awaiting a response from the authority.	15,253
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	30,800

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA. On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. The SNEA awaits the publication of the decision to assess the viability of possible appeals.	101,721
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	124,507
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	22,475
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,669

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	21,737
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,987
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017
Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services.  It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.

Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires.  After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.
					-0-
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,076

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,721
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,509
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	43,256
Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.
On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment.  An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out. As of this date, the Sala Especializada de lo Contencioso Tributario de la Corte Nacional de Justicia has decided by ruling not to accept the appeal, so the Company is analyzing whether to take additional actions or close the process.
					12,505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,623
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,579
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,063
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,815
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,953
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	15,001
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,552
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,892
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	34,537

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	19,178
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,607
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,299
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. The amount at the moment is undetermined.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A.	25° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On December 28, 2022 the Civil Court ordered the filing of the file. The National Consumer and User Association (CONADECUS) filed appeals against these decisions with the Santiago Appellate Court that were joined under Case #14,213-2020. Arguments were made on March 8, 2023. In a decision on August 8, 2023, the Appellate Court dismissed the appeals by CONADECUS, costs included. On August 26, 2023, CONADECUS filed a petition based on technicalities and substance against the Appellate Court ruling in order to have it reversed by the Supreme Court. LATAM petitioned that such appeals be declared inadmissible in a brief filed September 13, 2023. On November 30, 2023, the Supreme Court declared CONADECUS’ petition inadmissible. On December 7, 2023, LATAM requested the Appellate Court to determine the costs of the procedure which must be borne by CONADECUS. CONADECUS currently has no petitions against the settlement reached between LATAM and AGRECU. The amount at the moment is undetermined.	-0-
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	19,762
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	73,962

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for April 15, 2024.	13,923
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on April 25, 2024	15,747
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The administrative defense has been presented and a decision is pending.	18,974

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury	21,553
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF that was also dismissed. A decision on the special remedy is now pending.	10,542
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese)	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF. A decision on the special remedy is now pending.	10,322
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented. A decision is pending.	10,671
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented and a decision is pending.	11,447

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented and a decision is pending.	20,154
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018.	An administrative defense was presented and a decision is pending.	14,174
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.
Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held, which was in state of agreement. For the time being, the amount is indeterminate.
					-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. Currently awaiting a final ruling from the Court. The preliminary measure cannot be implemented until such a decision is rendered. For the time being, the amount is indeterminate.	-0-
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. A decision on that appeal is pending at this time. On November 18, 2023, LATAM filed the statement of defense. For the time being, the amount is undetermined.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	11,518

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011
On August 11, 2012, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.

LATAM filed a brief with the TDLC on August 27, 2023, petitioning that the JAC petition for clarification be dismissed because it was an improper request to change Condition VIII.4. The TDLC dismissed the JAC’s petition for clarification on September 13, 2023. The JAC filed an appeal against the TDLC’s ruling dismissing its petition for clarification on September 23, 2023. LATAM petitioned that said appeal by the JAC be declared inadmissible on September 30, 2023. The TDLC declared it admissible (it admitted the appeal for processing) on October 2, 2023, and LATAM filed a remedy of reconsideration against that decision on October 7, 2023, accompanied by a legal opinion. The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. On November 3, 2023, LATAM became part of the de facto appeal and requested its rejection. On December 20, 2023, the TDLC sent a report to the Supreme Court. On January 6, 2024, the JAC presented a note in relation to the TDLC report. On January 9, 2024, LATAM presented a document in response to the JAC presentation in which it analyzed the TDLC report.
In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. On October 4, 2023, JetSmart filed two motions for reconsideration against the TDLC’s decision. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry.
-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportional)	The administrative defense has been presented and a decision is pending.	11,416
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending	11,231

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-2022
Appeal for US$34 million presented on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).
				The resolution is pending.	34,000
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.
This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.
-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expediente de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).
On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the aforementioned resolution, which was admitted for processing and elevated to room 9 of the Tax Court. Currently the file is pending resolution.
45,162
LATAM Airlines Perú S.A.	Superintendencia Nacional de Administración Tributaria (SUNAT)	Expediente de Reclamación N° 4070340000412.	Claim against Determination Resolution No. 0120030130232, Fine Resolution No. 0120020038314, notified on 12.22.2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015
On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. Currently, the Gerencia de Fiscalización I and the Gerencia de Fiscalización Internacional y de Precios de Transferencia de la Intendencia de Principales Contribuyentes Nacionales of the SUNAT are pending to issue the inspection requirements necessary to correct the invalidity defects declared by the Intendencia Nacional de Impugnaciones.
185,987

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2023, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

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

II. Governmental Investigations.

1.)On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2.)On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$5,165, plus ThUS$565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, and in April and November 2023 the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC). The implementation of a voluntary class procedure concluded on September 3, 2023.

3.)On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE.

4.)LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The latest activity in the investigation of Case 2484-18 is an Official Ordinary Letter issued August 28, 2023 in which it requested additional information from LATAM. That letter was answered on September 27, 2023.

5.)LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE.

6.)The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

NOTE 31 - COMMITMENTS
(a)Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its Florida branch, closed a new four years revolving credit facility (“Exit RCF”) of US$500 million with a consortium of five banks led by JP Morgan Chase Bank, N.A. As of December 31, 2023, this credit facility is undrawn and fully available. In addition, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) on October 12, 2022, as modified on November 3, 2022, a five years term loan facility (“Term Loan B Facility”) of US$1,100 million (US$1,089 million outstanding as of December 31, 2023), (ii) on October 18, 2022, a 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$450 million and (iii) on October 18, 2022, a 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of US$700 million. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$750 million

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of US$600 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million jointly). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2023, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five years credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$275 million. As of December 31, 2023, the outstanding amount under the Spare Engine Facility is US$266.8 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million jointly).

As of December 31, 2023, the Company complies with the aforementioned minimum liquidity covenants.

b)Other commitments
As of December 31, 2023, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	49	Letter of Credit	202,583	Jan 11, 2024
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	57,554	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Aug 1, 2026
UNIÃO FEDERAL ( FAZENDA NACIONAL)	TAM Linhas Aereas S.A.	1	Guarantee Insurance	33,045	Jul 30, 2024
UNIÃO FEDERAL - PGFN	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	21,538	Feb 22, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A.	4	Guarantee Insurance	21,131	Sep 28, 2024
UNIÃO FEDERAL - FAZENDA NACIONAL	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	17,838	Apr 14, 2025
UNIÃO FEDERAL	TAM Linhas Aereas S.A.	5	Guarantee Insurance	11,226	Feb 4, 2025
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	7	Guarantee Insurance	10,844	Apr 2, 2024
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	9,752	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	19	Letter of Credit	6,305	Feb 1, 2024
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,263	Dec 31, 2099
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,962	Dec 31, 2099
FUNDAÇÃO DE PROTEÇÃO E DEFESA DO CONSUMIDOR DE SÃO PAULO - PROCON	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,016	Mar 7, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2024
COMISÓN EUROPEA	LATAM Airlines Group S.A.	1	Letter of Credit	2,598	Mar 29, 2024
UNIAO FEDERAL (FAZENDA NACIONAL)	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,457	Nov 16, 2025
17ª VARA CÍVEL DA COMARCA DA CAPITAL DE JOÃO PESSOA/PB	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,527	Jun 25, 2028
PROCON - FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR	TAM Linhas Aereas S.A.	2	Guarantee Insurance	4,178	Nov 17, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2024

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	6	Letter of Credit	2,462	Mar 13, 2024
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	2,245	May 7, 2025
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM-Airlines Ecuador S.A.	4	Letter of Credit	2,130	May 8, 2024
VARA DE EXECUÇÕES FISCAIS ESTADUAIS DA COMARCA DE SÃO PAULO/SP - EXECUÇÃO FISCAL N.º 1507367-03.2016.8.26.0014	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,025	Apr 24, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	18	Letter of Credit	1,551	Mar 29, 2024
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,867	May 29, 2025
UNIÃO FEDERAL, REPRESENTADO PELA PROCURADORIA SECCIONAL DA FAZENDA NACIONAL EM CAMPINAS	ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	1,931	Nov 30, 2025
FIANÇA TAM LINHAS AÉREAS X JUIZ FEDERAL DE UMA DAS VARAS DA SEÇÃO JUDICIÁRIA DE BRASÍLIA/	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,810	Dec 31, 2099
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	32	Letter of Credit	1,628	Dec 31, 2023
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	964	Dec 31, 2099
UNIDAD ADMINISTRATIVA BOGOTÁ	LATAM Airlines Group S.A.	4	Letter of Credit	1,432	Apr 17, 2024
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,435	Dec 31, 2099
JFK INTERNATIONAL AIR TERMINAL LLC	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,300	Jan 25, 2024
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,239	Dec 31, 2099
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	2	Letter of Credit	2,370	Nov 15, 2024
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	5	Letter of Credit	1,074	Jan 2, 2024
FUNDAÇÃO DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,152	Dec 31, 2099
PARQUE DE MAETERIAL AERONAUTICO DO GALEAO - PAMA GL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,053	Jun 18, 2024
				497,285

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES
(a)Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended At December 31,
						2023	2022	2021
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	124	87	28
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Loans received (*)	US$	—	(231,714)	(100,013)
				Interest received (*)	US$	—	(21,329)	(5,700)
				Capital contribution	US$	—	170,962	—

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	—	36	13

96.989.370-3	Rio Dulce S.A. (**)	Related director	Chile	Tickets sales	CLP	—	2	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	—	—	40
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(59)	(63)	—
				Expense recovery	ARS	3	—	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided of passenger transport	BRL	—	4	13
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(22,107)	(23,110)	(4,736)
				Services provided by aircraft lease	US$	—	—	22,215
				Interlineal provided service	US$	31,020	37,855	3,141
				Services received of handling	US$	(252)	—	—
				Services provided of handling	US$	—	692	1,246
				Services received miles	US$	(4,657)	(4,974)	—
				Services provided miles	US$	1,683	894	—
				Compensation for early return of aircraft	US$	—	—	9,240
				Services provided / received others	US$	1,424	(1,238)	1,160
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(144,239)	(111,706)	(4,160)
				Interlineal provided service	US$	127,145	102,580	4,357
				Loans received (*)	US$	—	(233,026)	—
				Interest received (*)	US$	—	(10,374)	—
				Capital contribution	US$	—	163,979	—
				Services provided of handling	US$	(3,657)	(4,340)	—
				Services received miles	US$	(11,069)	(3,992)	—
				Services provided miles	US$	7,328	2,410	—
				Engine sale	US$	—	19,405	—
				Services provided maintenance	US$	—	—	3,310
				Joint venture	US$	(10,000)	—	—
				Real estates leases provided	US$	86	—	—
				Services provided / received others	US$	982	(311)	30
Foreign	QA Investments Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	(240,440)	(125,016)
				Interest received (*)	US$	—	(26,153)	(7,125)
				Capital contribution	US$	—	163,979	—
Foreign	QA Investments 2 Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	(7,414)	(125,016)
				Interest received (*)	US$	—	(15,780)	(7,125)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	Loans received (*)	US$	—	(57,928)	(25,003)
				Interest received (*)	US$	—	(5,332)	(1,425)
(*) Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.
Transactions between related parties have been carried out under market conditions and duly informed.
(**) Related companies until November 2022

(b)Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the year ended at December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Remuneration	12,815	10,651	9,981
Board compensation	1,429	1,109	1,016
Non-monetary benefits	606	565	501
Short-term benefits	13,604	11,814	16,639
Termination benefits (*)	59	1,157	513
Total	28,513	25,296	28,650
In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 20, 2023, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2024. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)During the first year following their appointment, until November 15, 2023, provided that the Director serves continuously in their position, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)For the second year following their appointment, covering the period from the end of the first anniversary since their designation until November 15, 2024, under the same condition mentioned previously and approved by the Ordinary Shareholders’ Meeting in the first quarter of 2024, each Director will be entitled to receive another additional amount equivalent to 9,226,234 URAs.

(c)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as those on foreign exchanges recognized at the national level where LATAM’s American Depositary Shares may eventually be listed again, will be taken into account.

The amounts paid during the 2023 fiscal year for this concept, in accordance with the above, are:

Paid during the year
2023
ThUS$

URAs Directors	481
URAs Board Committee	53
Total	534

NOTE 33 - SHARE-BASED PAYMENTS

(a)      LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company's employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rigths offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the Interim Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023, is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of 12.31.2023
RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPPBASEDRSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

NOTE 34 - STATEMENT OF CASH FLOWS
(a)The Company has carried out the following transactions with non-monetary impact:
a.1.) Proceeds from the issuance of shares as of December 31, 2022:

Detail	ThUS$
Issuance of shares	800,000
Issuance costs	(80,000)
DIP Junior offset	(170,962)
Total cash flow	549,038
From the total capital increase for ThUS$800,000, ThUS$549,038 were cash Inflows presented in Financing Activities. ThUS$170,962 were offset against a portion of the Junior DIP maintained with the shareholder Inversiones Costa Verde Ltda. y CPA Additionally, there were ThUS$80,000 deducted related to equity issuance cost, that are presented within Other sundry reserves of equity.
a.2.) Amount from the issuance of other equity instruments as of December 31, 2022:

Detail	Convertible Notes H	Convertible Notes I	Total
	ThUS$	ThUS$	ThUS$
Fair Value (see note 24)	1,372,837	4,097,788	5,470,625
Use for settlement of claim	—	(828,581)	(828,581)
Issuance costs	(24,812)	(705,467)	(730,279)
DIP Junior offset	(327,957)	(381,018)	(708,975)
Cash inflow	1,020,068	2,182,722	3,202,790
The payment of DIP Junior offset is related to payment of the Junior Dip through the issues of the Convertible Notes subscribed for the shareholders Delta Air Lines, Inc and QA Investment Ltd. for ThUS$327,957 and of the other creditor for Th$381,018.

a.3.) As a result of the exit from Chapter 11, in relation to trade accounts payable and other accounts payable, the conversion into shares for Notes G and I was carried out, for a total of ThUS$3,610,470 and a decrease in said item with effect in result which is included in Earning (Loss) from restructuring activities for ThUS$2,550,306 (see note 26d) and with effect in results in financial income for ThUS$$420,436 (see note 26e).

a.4.) As a result of the exit from Chapter 11, the Other financial liabilities item decreased its balance by ThUS$2,673,256, which is detailed in letter, d). The break down of this decrease corresponds mainly to ThUS$491,326 (see note 26e), Th$US$354,249 (decrease with effect in Property, plant and equipment, mainly related to the effect of rate change),

ThUS$381,018 related to the compensation of the debt with the effect of increasing Capital, ThUS$1,443,066 associated with the conversion of debt into shares and other minor effects of Th$US$3,596.

a.5.) The Company has also carried out non-monetary transactions related to Right of use assets, Lease liabilities and Financial leases.

(b)Other inflows (outflows) of cash:

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Restricted Advances	20,572	(26,918)	—
Bank commissions, taxes paid and other	(2,173)	(5,441)	(21,287)
Taxes on financial transactions	(6,803)	(2,134)	(2,530)
Guarantees	4,406	(47,384)	(39,728)
Payment for hedging instruments	30,413	35,857	14,269
Court deposits	(16,349)	(20,661)	(16,323)
Derivative margin guarantees	(2,559)	(40,207)	(4,900)
Payment for derivatives premiums	(47,853)	(23,372)	(17,077)
Total Other inflows (outflows) Operation activities	(20,346)	(130,260)	(87,576)

Tax paid on bank transactions	—	—	(425)
Guarantee deposit received from the sale of aircraft	48,258	6,300	18,900
Insurance recovery	11,000	—	—
Total Other inflows (outflows) Investment activities	59,258	6,300	18,475

Interest rate derivatives	15,934	—	—
Funds delivered as restricted advances	—	(313,090)	—
Payments of claims associated with the debt	—	(21,924)	—
Debt Issuance Cost - Stamp Tax	—	(33,259)	—
Taxes on financial transactions	(4,529)	—	—
Debt-related legal advice	—	(87,993)	(11,034)
RCF guarantee placement	—	(7,500)	—
Total Other inflows (outflows) Financing activities	11,405	(463,766)	(11,034)

(c)Dividends:
As of December 31, 2023 and 2022, there were no disbursements associated with this concept.

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
	As of December 31, 2022	Obtainment	Payment		Interest accrued and others	Reclassifications (***)	As of December 31, 2023
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,385,995	—	(81,952)	(153,791)	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	—	(19,726)	(20,309)	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	—	(56,519)	(42,283)	43,037	11,811	430,350
Obligation with the public	1,289,799	—	—	(155,655)	168,694	—	1,302,838
Financial leases	1,088,239	—	(183,374)	(48,272)	58,076	(13,123)	901,546
Other loans	2,028	—	(434)	—	(70)	(1,420)	104
Lease liability	2,216,454	—	(225,358)	(173,924)	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	—	(567,363)	(594,234)	1,630,517	(314,612)	6,936,188

		Cash flows				Non cash-Flow Movements
	As of December 31, 2021	Obtainment	Payment			Extinguishment of debt under Chapter 11	Interest accrued and others	Reclassifications	As of December 31, 2022
		Capital (*)	Capital (**)	Interests	Legal advices related to debt
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	159,161	—	—	—	—	(161,975)	2,814	—	—
Bank loans	521,838	982,425	(36,466)	(10,420)	—	(196,619)	128,077	(2,840)	1,385,995
Guaranteed obligations	510,535	—	(18,136)	(13,253)	(25)	—	13,882	(167,942)	325,061
Other guaranteed obligations	2,725,422	3,658,690	(5,408,540)	(391,639)	(91,247)	(381,018)	339,475	23,161	474,304
Obligation with the public	2,253,198	1,109,750	(1,501,739)	(17,499)	—	(843,950)	148,703	141,336	1,289,799
Financial leases	1,189,182	—	(270,734)	(34,201)	—	(37,630)	37,211	204,411	1,088,239
Other loans	76,508	1,467,035	(1,523,798)	(5,628)	3,281	(56,176)	40,806	—	2,028
Lease liability	2,960,638	—	(131,917)	(49,076)	(2)	(995,888)	492,592	(59,893)	2,216,454
Total Obligations with financial institutions	10,396,482	7,217,900	(8,891,330)	(521,716)	(87,993)	(2,673,256)	1,203,560	138,233	6,781,880

		Cash flows				Non cash-Flow Movements
	As of December 31, 2020	Obtainment	Payment			Interest accrued and others (****)	Reclassifications	As of December 31, 2021
		Capital	Capital (**)	Interests	Transaction cost
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	151,701	—	—		—	7,460	—	159,161
Bank loans	525,273	—	—	(546)	—	(2,889)	—	521,838
Guaranteed obligations	1,318,856	—	(14,605)	(17,405)	—	(513,276)	(263,035)	510,535
Other guaranteed obligations	1,939,116	661,609	(26,991)	(28,510)	—	135,405	44,793	2,725,422
Obligation with the public	2,183,407	—	—		—	69,791	—	2,253,198
Financial leases	1,614,501	—	(421,452)	(40,392)	—	(181,717)	218,242	1,189,182
Other loans	—	—	—		—	76,508	—	76,508
Lease liability	3,121,006	—	(103,366)	(17,768)	—	(39,234)	—	2,960,638
Total Obligations with financial institutions	10,853,860	661,609	(566,414)	(104,621)	—	(447,952)	—	10,396,482
(*) During the year 2023, the Company did not obtain financing. During the year 2022, The Company obtained ThUS$2,361,875 amounts from long-term loans and ThUS$4,856,025 (ThUS$$661,609 in 2021) amounts from short-term loans, totaling ThUS$7,217,900.

(**) As of December 31, 2023, loan repayments ThUS$342,005 and repayments of lease liabilities ThUS$225,358, disclosed in flows from financing activities, as of December 31, 2022, loan repayments ThUS$8,759,413 and liability payments for leases ThUS$131,917 disclosed in flows from financing activities and as of December 31, 2021, loan repayments ThUS$463,048 and liability payments for leases ThUS$103,366 disclosed in flows from financing activities.

(***) As a result of the exit from Chapter 11, Bank Loans decreased mainly by ThUS$297,161, related to the cancellation of the claim of TAM Linhas Aéreas S.A., which was pending resolution upon exit from the Chapter 11 process and which was compensated during 2023 with a fund delivered to an agent as restricted advances made in November 2022.

(****) As of December 31, 2021, Accrued interest and others, includes ThUS$458,642, associated with the rejection of fleet contracts.

Below are the details obtained (payments) of flows related to financing:

	For the years ended December 31
	2023			2022
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft financing	—	(251,388)	(76,497)	—	(331,292)	(52,088)
Lease liability	—	(225,358)	(173,924)	—	(131,917)	(49,076)
Non-aircraft financing	—	(90,617)	(343,813)	7,217,900	(8,428,121)	(420,553)
Total obligations with Financial institutions	—	(567,363)	(594,234)	7,217,900	(8,891,330)	(521,717)

(e)Advances of aircraft
Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Increases (payments)	(142,782)	(23,118)	(9,858)
Recoveries	215,362	3,037	—
Total cash flows	72,580	(20,081)	(9,858)

(f)Additions of property, plant and equipment and Intangibles

	For the year ended At December 31,
	2023	2022	2021
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	795,787	780,538	597,103
Additions associated with maintenance	337,126	486,231	302,858
Other additions	458,661	294,307	294,245
Purchases of intangible assets	68,052	50,116	88,518
Other additions	68,052	50,116	88,518

(g)The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended At December 31,
	2023	2022
	ThUS$	ThUS$
Net cash flows from (used in) operating activities	(47,569)	(36,701)
Net cash flows from (used in) investment activities	3,661	(146)
Net cash flows from (used in) financing activities	—	7,703
Effects of variation in the exchange rate on cash and cash equivalents	43,908	29,144
Net increase (decrease) in cash and cash equivalents	—	—
(h)Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$294,549 (ThUS$149,142 as of December 31, 2022 and ThUS$163,717 as of December 31, 2021).

(i) Payments of loans to related entities as December 31, 2022:

ThUS$
Delta Air Lines, Inc.	(78,947)
Qatar Airways	(78,947)
Costa Verde Aeronautica S.A.	(257,533)
Lozuy S.A.	(107,122)
QA Investments Ltd	(242,967)
QA Investments 2 Ltd	(242,967)
Payments of loans to related entities	(1,008,483)

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS
On February 7, 2024, the Brazilian Federal Revenue Service Brazilian issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$52,281 (ThR$253,565) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during the period of 2019/2020. The company will be filing an administrative response disputing the total amount of the tax assessment.
After December 31, 2023 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2023, have been approved in the Extraordinary Session of the Board of Directors on February 22, 2024.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 22, 2024	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín Balza
	Name:	Ramiro Alfonsín Balza
	Title:	LATAM Airlines Group CFO
143