Form 20-F
period 2024-12-31
LATAM AIRLINES GROUP S.A.
filed 2025-03-13
CIK 1047716

As filed with the Securities and Exchange Commission on March 13, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2,000 shares of Common Stock, without par value	“LTM”	New York Stock Exchange

Common Stock, without par value	“LTM”	Santiago Stock Exchange
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

PRESENTATION OF INFORMATION
Throughout this annual report on Form 20-F, we make numerous references to “LATAM.” Unless the context indicates otherwise, references to the “Company,” LATAM and “LATAM Airlines Group” pertain to LATAM Airlines Group S.A., the unconsolidated operating entity, and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, including: Transporte Aéreo S.A. (“LATAM Airlines Chile”), LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A, “LATAM Airlines Peru”), LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A., “LATAM Airlines Ecuador”), LAN Argentina S.A. (“LATAM Airlines Argentina,” previously Aero 2000 S.A.), Aerovías de Integración Regional S.A. (“LATAM Airlines Colombia”), TAM S.A. (“TAM”), TAM Linhas Aéreas S.A. (“LATAM Airlines Brazil”), Transporte Aéreos del Mercosur S.A. (“LATAM Paraguay”), LAN Cargo S.A. (“LATAM Cargo”) and its two regional affiliates: Linea Aerea Carguera de Colombia S.A. (“LANCO” or “LATAM Cargo Colombia”) in Colombia and Aerolinhas Brasileiras S.A. (“ABSA” or LATAM Cargo Brazil”) in Brazil. Other references to “LATAM”, as the context requires, are to the LATAM brand which was launched in 2016 and brings together, under one internationally recognized name, all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia, LATAM Airlines Ecuador S.A. and LATAM Airlines Brazil.
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
In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$”, “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate published by Banco Central de Chile (the “Central Bank of Chile”) on December 31, 2024, which was Ch$996.46 = US$1.00. The observed exchange rate on January 31, 2025, was Ch$984.22 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2024, which was R$6.19 = US$1.00. The observed exchange rate on January 31, 2025, was R$5.83 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos or Brazilian real. Unless we indicate otherwise, the Chilean peso equivalent for information in UF used in this annual report and in our audited consolidated financial statements is based on the UF rate published by Central Bank of Chile on December 31, 2024, which was Ch$38,416.69 = UF1.00 or US$38.55 = UF1.00 (based on an exchange rate of Ch$996.46 = US$1.00).

v

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts, each representing 2,000 shares of Common Stock, that were relisted on the New York Stock Exchange (“NYSE”) on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 restructuring process (“Chapter 11”). The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of U.S.$24.00 per ADS (the “re-IPO”). The ADSs trade on the NYSE under the ticker symbol “LTM.” On August 28, 2024, 1,773,026 additional ADSs were sold by the Company’s shareholders pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders.
We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
LATAM’s audited consolidated financial statements for the periods ended December 31, 2022, 2023 and 2024 were prepared in accordance with IFRS Accounting Standards.
This annual report contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page ix of this annual report.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “forecast” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:
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

In order to assess the risks outlined in the risk factors, we have a comprehensive risk model that encompasses various aspects of our business and it is reviewed quarterly. This risk model serves as a framework to identify, assess and mitigate potential risks that may impact our organization. We understand that risk landscapes evolve, and therefore, we conduct continuous reviews of our risk model to ensure its relevance and effectiveness in addressing emerging risks.

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
•The group depends on strategic alliances, commercial relationships and regulatory approvals for international strategic growth, and its business could be adversely affected if any of these are disrupted or unattainable.
•A failure to successfully implement the group’s strategy or a failure to adjust such strategy to the current economic situation would harm the group’s business.
•LATAM group may experience difficulty finding, training and retaining employees, which can lead to increased costs and impair our ability to execute strategy and implement operational initiatives.

•If we lose senior management and other key employees and they are not replaced by individuals with comparable skills, or we otherwise fail to maintain our Company's culture, our business and results of operations could be materially adversely affected.
•Our business may experience adverse consequences due to collective action by LATAM group employees or third-party employees, including disruptions from strikes or other labor-related actions.
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
•If we are unable to incorporate leased aircraft, including both operating leases and financial leases, into the fleet at acceptable rates and terms in the future, our business could be adversely affected.
•Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.
•Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.
•We face reputational risks related to the use of social media.
•We face reputational risks related to misinformation and disinformation.

Safety & Operational Risks
•We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM group flies and depends on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.
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

Risks Relating to the Airline Industry and the Countries in Which the Group Operates
•Because our performance is heavily dependent on economic conditions in the countries in which the group does business, negative economic conditions in those countries could adversely impact the group’s business and results of operations.
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

Environmental and Regulatory Risks
•Our operations are subject to local, national and international environmental regulations; costs of compliance with applicable regulations, or the consequences of noncompliance, could adversely affect our results, our business or our reputation.
•Our business may be adversely affected by the consequences of climate change.
•The business is highly regulated and changes in the regulatory environment in the different countries may adversely affect our business and results of operations.
•We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, the United States and in the various other countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition.
•We are subject to risks relating to litigation and administrative proceedings that could adversely affect our business and financial performance in the event of an unfavorable ruling.
•Rapid technological advancements and digitalization could generate risks in implementation and regulatory control.
•Our reputation and brand could be adversely impacted if we fail to make progress towards achieving our environmental sustainability goals.

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

Risks Relating to our Common shares and ADRs
•Our major shareholders may have interests that differ from those of ADSs holders.
•The market perception of a secondary offering could create downward pressure on the market price of our common shares and ADRs.
•Holders of ADSs may be adversely affected by their limited voting rights.
•Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which the group operates, and the potential implementation of aggressive pricing strategies by competitors. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as frequent flyer programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—Business Overview—Passenger Operations-International Passenger Operations” and “Item 4. Information of the Company—Business Overview—Passenger Operations—Business Model for Domestic Operations.”

Low-cost carriers have an important impact on the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price-sensitive customers to fly or to shift from legacy carriers to low-cost carriers. In past years, we have seen interest in the development of the low-cost model throughout Latin America. For example, Sky Airline and JetSmart are main competitors in the Chilean and Peruvian markets and both have low-cost business models. In 2024, JetSmart further expanded its footprint in the region by entering the domestic market in Colombia, a step forward in its growth strategy, and intensifying competition with local carriers. Avianca has also adapted its business model by incorporating elements of a low-cost carrier, while retaining its network, loyalty program and strategic partnerships. Additionally, some airlines have pursued strategies of consolidation through alliances or mergers with legacy carriers. Examples include the creation of Abra Group (a partnership between Avianca and Gol), the American Airlines acquisition of a minority stake in JetSmart in December 2022, and the recent signing of a non-binding memorandum of understanding between Abra Group and Azul to explore a potential merger.

In the cargo business, companies such as Maersk, CMA CGM, and MSC have expanded into air transportation, partly due to the COVID-19 pandemic and the scarcity of containers. CMA CGM and Air France-KLM officially launched their long-term strategic air cargo partnership in April 2023, combining their complementary cargo networks and freighter capacity. However, this partnership was terminated by mutual agreement in January 2024, without changes to CMA CGM’s 9% stake in Air France-KLM. Additionally, MSC Air Cargo commenced operations in December 2022, with flights operated by Atlas Air. These consolidations, mergers, or new alliances might continue to appear, increasing the concentration and levels of competition.

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

Some of our competitors may receive support from external sources, such as their national governments, which may be unavailable to us. Support may include, among others, subsidies, financial aid or tax waivers. This support could place the group at a competitive disadvantage and adversely affect operations and financial performance. For example, Aerolineas Argentinas has historically been government subsidized. Additionally, during the COVID-19 pandemic, some competitors on long-haul routes (such as American Airlines, Delta Airlines, Southwest, United and Airfrance-KLM) received government support. More recently, in January 2025, Azul and Gol entered into agreements with the Brazilian government to reduce their tax debts by approximately 42%. This support could place us at a competitive disadvantage and adversely affect our business, financial condition and results of operations

The group’s business and results of operations may be adversely affected if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

LATAM group’s business depends upon our access to key routes and airports. Bilateral aviation agreements between countries, open skies laws and local aviation approvals frequently involve political and other considerations outside of our control. The group’s operations could be constrained by any delay or inability to gain access to key routes or airports, including:

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

Furthermore, airlines must use their slots regularly and promptly, or they risk losing them to other carriers. If slots or other airport resources are unavailable or restricted in any way, we may need to modify schedules, alter routes, or reduce aircraft utilization. It is also possible that aviation authorities in the countries where our group operates may change the rules for assigning takeoff and landing slots. An example of this is the São Paulo airport (Congonhas), where slots previously operated by Avianca Brazil were reassigned primarily to Azul in 2019, after the Agência Nacional de Aviação Civil in Brazil (ANAC) approved new rules for slot distribution. Likewise, on June 7, 2022, ANAC passed Resolution No. 682, by which the ANAC approved new regulation for airport coordination and defined the rules for allocating and monitoring the use of airport infrastructure through the use of slots (e.g., coordination of arrival and departure times) at coordinated airports. It also updated the parameters applicable to the airports of Congonhas, Guarulhos (Governador André Franco Montoro International Airport), Rio de Janeiro (Santos Dumont Airport), Recife (Gilberto Freyre International Airport) and Pampulha (Carlos Drummond de Andrade Airport). The occurrence of any of these scenarios involving LATAM group operations could have a negative financial impact on our business.

In October 2023, LATAM and JetSmart disputed the allocation of frequencies on the Santiago to Lima route. During a public bidding process conducted by the Chilean Junta de Aeronáutica Civil (JAC), LATAM secured 10 out of 13 available frequencies, while Sky Airline obtained the remaining three. JetSmart, which previously operated 14 frequencies on this route, lost nine of them in the bidding. JetSmart criticized the process, arguing that the allocation favored airlines with dominant market positions and raised concerns about potential frequency hoarding. In response, LATAM contended that JetSmart’s failure to secure frequencies was due to its own strategic choices and not the bidding mechanism. The dispute was brought by JetSmart to the Tribunal de Defensa de la Libre Competencia (Chilean Antitrust Court or “TDLC” by its Spanish name), which, in January 2025, concluded that the bidding process did not violate antitrust laws and adhered to existing regulations.

Moreover, we cannot guarantee that airports without current restrictions will not implement restrictions in the future, or that existing restrictions will not become more burdensome. These restrictions may limit our ability to continue providing services or expanding our operations at these airports.

The group depends on strategic alliances, commercial relationships and regulatory approvals for international strategic growth, and its business could be adversely affected if any of these are disrupted or unattainable.

LATAM and its affiliates maintain numerous alliances and commercial relationships across the jurisdictions in which they operate. These partnerships enable the group to enhance its network and offer customers services that might otherwise be unavailable. However, if any of these alliances or relationships deteriorate, are terminated, or fail to provide the anticipated benefits, the group’s business, financial condition, and results of operations could be adversely affected.

Furthermore, the group’s international strategic growth plans rely, in part, on receiving regulatory approvals in the countries where it seeks to expand operations through joint business agreements. There is a risk that the group may not obtain necessary approvals, while competitors might, allowing them to compete for key routes and potentially erode the group’s market share. This could adversely impact the group’s ability to achieve its growth objectives and financial results. No assurances can be given regarding the benefits, if any, that might be derived from such agreements.

A failure to successfully implement the group’s strategy or a failure to adjust such strategy to the current economic situation would harm the group’s business.

We have developed a strategic plan centered on connecting Latin America with itself and the world through a network of passenger and cargo transportation. Our strategy is built on delivering unmatched customer experiences, fostering sustainability and driving innovation, all while maintaining a balance between economic growth, operational efficiency, environmental care and social well-being.

To achieve these goals, we focus on offering a wide route network that combines competitive pricing with seamless connectivity across the Americas and beyond. Our approach integrates passenger segmentation and personalized services, ensuring accessibility for a broader audience while meeting the expectations of premium customers. Customer satisfaction remains at the core of our efforts, supported by cutting-edge digital solutions that create a safe and reliable travel experience.

Moreover, we are committed to sustainability and social responsibility, integrating environmental and social practices into our operations. We lead efforts in environmental management, climate change and circular economy, ensuring a positive impact on the regions we serve. We have been recognized globally, including our inclusion in the Dow Jones Sustainability Index.

Difficulties in implementing our strategy may adversely affect the group’s business and results of operation.

LATAM group may experience difficulty finding, training and retaining employees, which can lead to increased costs and impair our ability to execute strategy and implement operational initiatives.

The airline industry is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel, such as specialized technology personnel. The airline industry has, from time to time, experienced a shortage of qualified personnel, especially pilots and maintenance technicians, which has somewhat intensified during the recovery phase of air traffic following the peak of the pandemic. Should turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. LATAM group cannot assure that it will be able to recruit, train and retain the managers, pilots, technicians and other qualified employees that are needed to continue the current operations or replace departing employees. An increase in turnover or failure to recruit, train and retain qualified employees at a reasonable cost could materially adversely affect the business, financial condition and results of operations. A loss of key personnel or material erosion of employee morale could impair the ability to execute strategy and implement operational initiatives, thereby adversely affecting the group.

If we lose senior management and other key employees and they are not replaced by individuals with comparable skills, or we otherwise fail to maintain our Company’s culture, our business and results of operations could be materially adversely affected.

We are dependent on the experience and industry knowledge of our officers and other key employees to design and execute our business plans. If we experience a substantial turnover in our leadership and other key employees and we are not able to replace these persons with individuals with comparable skills, or we otherwise fail to maintain our

Company’s culture, our performance could be materially adversely impacted. Furthermore, we may be unable to attract and retain additional qualified senior management and other key personnel as needed in the future.

Our business may experience adverse consequences due to collective action by LATAM group employees or third-party employees, including disruptions from strikes or other labor-related actions.

As of December 31, 2024, approximately 46% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and where we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—Employees—Labor Relations.”

Certain employee groups such as pilots, flight attendants, mechanics and our airport personnel have highly specialized skills. As a consequence, actions by these groups, such as strikes, walk-outs or stoppages, could severely disrupt operations and adversely impact our operating and financial performance, as well as our image.

A strike, work interruption or stoppage, or any prolonged dispute with employees who are represented by any of these unions could have an adverse impact on operations. These risks are typically exacerbated during periods of renegotiation with the unions, which typically occurs every two to four years depending on the jurisdiction and the union.

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

In addition to actions by LATAM group employees, labor disputes involving third-party employees could also impact our operations. For instance:

On September 12, 2024, workers at Santiago’s Arturo Merino Benítez International Airport in Chile initiated a strike following failed negotiations with the airport’s concessionaire, Nuevo Pudahuel. The strike lasted one day, and workers mainly requested salary adjustments and increased meal allowances. The workers and Nuevo Pudahuel were able to reach an agreement on the following day.

On October 9, 2024, air traffic controllers employed by NAV Brasil planned a nationwide strike to demand an 8.5% salary adjustment. Although the strike was scheduled to last one day, it was cancelled after a judicial ruling from the Superior Labor Court, which imposed heavy fines for any disruptions. The incident intensified labor tensions within the Brazilian aviation sector.

On November 15, 2024, Chile’s Dirección General de Aviación Civil (“DGAC”) employees initiated an indefinite nationwide strike over unpaid bonuses. The strike lasted three days before negotiations resumed, causing widespread delays and cancellations across Chilean airports. The disruption significantly impacted flight operations and emphasized ongoing labor disputes in the region.

While LATAM group has established protocols to manage these types of situations, there is no guarantee that we will always be able to reach mutually beneficial agreements in future disputes with employees, unions or third parties. Any prolonged disputes or disruptions could materially affect our operations, financial performance and market position.

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

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 34.5% of our total costs of sales in 2024. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries.

Any fuel supply shortage, could result in higher fuel prices or reductions in scheduled airline services. In August 2024, an electrical failure at Ecopetrol (Colombia’s state-owned company) refinery in Cartagena caused a significant aviation fuel shortage. This specific event led to operational challenges, including flight cancellations at major airports, as airlines struggled to manage the reduced supply. Ecopetrol implemented contingency measures to address this shortage, including importing aviation fuel, but supply constraints persisted for weeks, underscoring the vulnerability of airline operations to such disruptions.

Other factors, such as production shortfalls by the Organization of the Petroleum Exporting Countries (“OPEC”), disruptions from severe weather or natural disasters, labor actions (e.g., the 2018 trucking strike in Brazil), or geopolitical conflicts like the unrest in the Middle East or the conflict in Ukraine, could similarly impact fuel prices and availability.

We cannot ensure that we would be able to offset any increases in the price of fuel. Additionally, lower fuel prices may result in lower fares through the reduction or elimination of fuel surcharges. We have entered into fuel hedging arrangements, but there can be no assurance that such arrangements will be adequate to protect us from an increase in fuel prices in the near future or in the long term. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”

We are exposed to increases in landing fees and other airport service charges that could adversely affect our margins and competitive position.

The group must pay fees to airport operators for the use of their facilities. Any substantial increase in airport charges, including at Guarulhos International Airport in São Paulo, Jorge Chavez International Airport in Lima or Comodoro Arturo Merino Benitez International Airport in Santiago, among others, could have a material adverse impact on our results of operations. Passenger taxes and airport charges have increased substantially in recent years. We cannot assure that the airports in which the group operates will not increase or maintain high passenger taxes and service charges in the future. Any such increases could have an adverse effect on our financial condition and results of operations.

A significant portion of our cargo revenue comes from relatively few product types and may be impacted by events affecting their production, trade or demand.

The group’s cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, shell fish and fruit from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Similarly, import markets play a key role in our cargo operations, with demand for products such as manufactured goods, auto parts, pharmaceuticals and technology equipment driving inbound cargo traffic into Latin America.

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

If the group is required to pay out a substantial amount of ticket refunds in cash, this could have an adverse effect on our financial results or liquidity position. Furthermore, LATAM has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. Under certain of LATAM’s credit card processing agreements, the financial institutions in certain circumstances have the right to require that LATAM maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which LATAM has not yet provided the service (i.e., air transportation). Such financial institutions may require cash or other collateral reserves to be established or withholding of payments related to receivables to be collected. Refunds lower our liquidity and put us at risk of triggering liquidity covenants in these processing agreements and, in doing so, could force us to post cash collateral with the credit card companies for advance ticket sales.

If we are unable to incorporate leased aircraft, including both operating leases and financial leases, into the fleet at acceptable rates and terms in the future, our business could be adversely affected.

A large portion of the aircraft fleet is subject to long-term leases, including operating leases and financial leases. These leases typically run from 8 to 12 years from the date of execution. We may face more competition for, or a limited supply of leased aircraft, making it difficult to negotiate on competitive terms upon expiration of the current leases or to lease additional capacity required for the targeted level of operations. If we are forced to pay higher lease rates, whether for operating or financial leases, in the future to maintain our capacity and the number of aircraft in the fleet, our profitability could be adversely affected.

Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Significant events affecting the aviation insurance industry (such as terrorist attacks, airline crashes or accidents, and health epidemics and the related widespread government-imposed travel restrictions) may result in significant increases of airlines’ insurance premiums and/or relevant decreases of insurance coverage. Further increases in insurance costs and/or reductions in available insurance coverage could have a material impact on our financial results, change the insurance strategy, and also increase the risk of uncovered losses.

Increases in our labor costs, which constitute a substantial portion of our total operating expenses, could directly impact our earnings.

Labor costs constitute a significant percentage of our total cost of sales (15.1% in 2024) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

We face reputational risks related to the use of social media.

LATAM group frequently uses social media platforms as marketing tools. These platforms provide LATAM group, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding LATAM group or the products it sells may be posted on social media platforms and similar devices at any time, and may be adverse to LATAM group’s reputation or business. Further, as laws, regulations, and different platforms’ terms of service rapidly evolve to govern the use of social media, the failure by LATAM group, its employees or third parties acting on LATAM group’s behalf to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact LATAM group’s business, financial condition, and results of operations or subject it to fines or other penalties.

We face reputational risks related to misinformation and disinformation

The proliferation of false or misleading content may be used as a mechanism to sow doubt among the general public and tarnish the image of foreign products and services. Misinformation or disinformation regarding LATAM group or the services it offers, may affect its reputation and customer relations. The spread of false or malicious news could generate negative perceptions regarding LATAM group’s safety, service quality or environmental practices, weakening consumer trust in the group’s operations. Additionally, criticism amplified through social media and digital platforms could harm the brand, especially in sensitive markets or during specific crises. Moreover, the spread of such information could (i) create higher crisis management costs for LATAM, as the group would need dedicated resources to monitor and counteract misinformation in real time, (ii) influence customer behavior, reducing flight demand or affecting the preference for the group over competitors, and (iii) create tensions with employees or unions, impacting the work environment and hindering collective negotiations.

Safety & Operational Risks

We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM group flies and depends on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. During 2024, LATAM group’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM group has a number of other suppliers, primarily related to aircraft accessories, spare parts and components, including Pratt & Whitney Canada, MTU Maintenance, Rolls-Royce, General Electric Commercial Aviation Services Ltd., General Electric Celma, General Electric Engines Service, CMF International and Honeywell, among others.

As of December 31, 2024, LATAM group had a total fleet of 270 Airbus and 77 Boeing aircraft (4 of these aircraft are non-current assets classified as held for sale). Risks relating to Airbus and Boeing include:

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

The COVID-19 pandemic and its impact on the aviation industry, along with the subsequent global supply chain challenges faced by manufacturers and distributors, resulted in a widespread shortage of aircraft and delays in scheduled deliveries. Consequently, the waiting period for obtaining new aircraft as well as the time between a new order and its delivery became longer, affecting both Airbus and Boeing, as well as LATAM group.

On July 25, 2023, Pratt & Whitney disclosed a powder metal contamination issue affecting PW1100 GTF engines, which power Airbus Neo Family aircraft. As of December 31, 2024, LATAM group reported 44 Airbus Neo family aircraft within its fleet (approximately 13% of the total fleet). The total number of AOG (Aircraft on Ground) affecting LATAM group’s operations is a fraction of this number and will depend on the turnaround time of the shop inspection and engine repair, and the level of cycles that the engines have. These operational disruptions resulting from engine shortages from Pratt & Whitney, along with potential reductions in air traffic, could have an adverse effect on our business, operational results and financial condition. Our business could also be materially adversely affected if the passengers avoid flying on our aircraft due to an adverse perception of aircraft manufacturing, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or its engines.

Additionally, during 2024 Rolls-Royce experienced delays in the maintenance of the engines used for the Boeing 787-9 aircraft. These delays intensified the operational challenges faced by airlines, including LATAM group, as they navigate the disruptions caused by engine shortages.

As of December 31, 2024, LATAM has found support from both Pratt & Whitney and Rolls-Royce, who, together with the company, are exploring solutions to the above mentioned mechanical difficulties.

While LATAM is currently addressing the above mentioned mechanical difficulties with the support from both Pratt & Whitney and Rolls-Royce, the occurrence of any one or more of the above mentioned factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

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

Substantial claims resulting from an accident or significant incident in excess of our related insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Moreover, any aircraft accident, even when comprehensively insured, could cause the negative public perception that our operations or aircraft are less safe or reliable than those operated by other airlines or by other flight operators, which could have a material adverse effect on our business, financial condition and results of operations.

On November 18, 2022, LATAM Airlines Peru reported that during the take-off of flight LA 2213 at Lima’s Jorge Chávez International Airport a fire truck entered the runway while performing an emergency drill and collided with its aircraft. Authorities subsequently confirmed fatalities of three firefighters who were in the fire truck that struck the aircraft. There were no fatalities among the 102 passengers and 6 crew members of the aircraft. According to the final report of the Aviation Accidents Investigation Commission (Comisión de Investigación de Accidentes de Aviación, “CIAA”) issued in September 2023, this chain of events was originated by the airport operator’s inadequate planning and coordination, as well as the failure to use the communication and International Civil Aviation Organization (“ICAO”) standardized phraseology. The aircraft damage from this event was covered by LATAM’s insurance policies.

Similarly, on March 11, 2024, LATAM experienced another incident involving flight LA800, which operated from Sydney to Auckland. The Boeing 787-9 aircraft encountered a severe technical difficulty approximately an hour before landing, resulting in an abrupt drop in altitude. This unexpected movement led to injuries among ten passengers and three crew members. There were no fatalities among the 263 passengers and 9 crew members of the aircraft. The incident was caused by a technical issue within the aircraft, which a later investigation suggested was caused by a flight attendant who might have inadvertently activated a switch on a cockpit seat. The Company has since been working closely with aviation safety authorities to prevent future occurrences. LATAM’s insurance policies covered the medical treatment of the injured passengers and crew, and the repair costs associated with the incident.

Prolonged technical and operational issues with the airport infrastructure in cities where we have a significant presence may have a material adverse effect on our operations.

Our operations and growth strategy are dependent on the facilities and infrastructure of key airports, including Santiago’s International Airport, São Paulo’s Guarulhos International and Congonhas Airports, Brasilia’s International Airport, Bogota’s El Dorado International Airport, and Lima’s Jorge Chavez International Airport.

Santiago’s International Airport opened its new International Terminal, called Terminal 2, at the end of February 2022. The new terminal reduced assisted check-in counters by 50%, which poses a challenge to the airlines as it obligates them to implement self-service models. Santiago’s International Airport has made significant progress in its remodeling plans for Terminal 1, which is being conducted in two phases (east and west). During the initial phase of Terminal 1’s remodeling, LATAM effectively maintained and concentrated operations in the east sector, utilizing the existing facilities. In August 2024, the concessionaire began the second phase of the remodeling, shifting the entire operation of the national terminal to the west sector. This transition has resulted in some impacts on LATAM’s use of the facilities, causing operational challenges, including longer processing times for passengers. The entire remodeling project for Terminal 1 is on track and is scheduled to be completed by August 2025, as initially planned

The renovation and expansion of Iquique’s Diego Aracena International Airport in Chile has been successfully completed, significantly enhancing its infrastructure. The modernization included the expansion of the passenger terminal, upgrades to boarding and disembarking areas and the installation of state-of-the-art baggage handling systems. Similarly, Arica’s Chacalluta International Airport concluded its renovation in December 2024. The project doubled the terminal’s size to 12,184 m² and introduced improvements, such as the addition of five boarding bridges, a new control tower, expanded baggage claim areas, and additional airline counters.

In addition, there are four other ongoing projects in Chile, primarily focused on expansion and renovation, which are expected to be completed between 2025 and 2026: Balmaceda Airport, Calama Airport, La Florida International Airport and Presidente Carlos Ibáñez del Campo International Airport.

In Peru, the Jorge Chávez International Airport in Lima continues to face challenges with limited growth capacity on the airside infrastructure, including the runway, apron and parking areas, as well as overcrowding within the terminal. The airport concessionaire is in the final stages of constructing a second runway and a new terminal. While these facilities were initially planned to be completed by the end of January 2025, their opening has been rescheduled for March 30, 2025. Any further delays or limitations stemming from ongoing construction could negatively impact our operations, hinder growth potential, and affect our competitiveness both in Peru and the broader region.

On the other hand, Jaén Airport and Jauja Airport in Peru continue to face challenges due to runway infrastructure issues, which previously led to operational disruptions and flight cancellations. In response, the Peruvian government initiated urgent interventions in 2023 to address these concerns. At Jaén Airport, operations were suspended several times in 2023 due to poor runway conditions, leading to the announcement of a rehabilitation schedule for the runway and a terminal improvement project. However, the works are still ongoing, and no official completion date has been confirmed, leaving the airport with limited operational capacity.

Similarly, at Jauja Airport, renovation and improvement works for the runway were launched with the goal of enhancing safety and accommodating larger aircraft. The project is expected to be completed by mid-2025, according to recent government updates. Although these efforts reflect the government’s commitment to improving regional airports, delays and ongoing construction continue to affect flight schedules and connectivity in the region. In addition, due to the deteriorated condition of the runway and passenger safety concerns, LATAM Airlines Peru indefinitely suspended its operations to and from this airport in February.

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

In 2022, under Brazil’s state government Airport Concession Program, 15 airports were granted new concessions. Among these, eight are operated by LATAM group, including Congonhas Airport in downtown São Paulo. The Concession Program facilitates significant infrastructure investments but also involves a substantial volume of simultaneous work. Over the next five years, 29 of the 55 airports operated by LATAM group in Brazil are scheduled for infrastructure improvements, which may lead to temporary restrictions and could affect our revenues.

In 2023, GRU Airport, the concessionaire of Guarulhos Airport, commenced the final phase of its infrastructure expansion after delays due to the COVID-19 pandemic. The project includes building a new rapid exit taxiway on the main runway and additional taxiways, as well as plans for new piers and apron expansions. Completion is expected between 2025 and 2029, with additional investments of R$1.4 billion required under the extended concession agreement approved by the Federal Court of Accounts (“TCU”).

In 2024 the Brazilian government announced plans to build or modernize 100 airports across the country within the next five years. As of now, many of these projects are in the planning or early construction stages, with some renovations already underway.

While LATAM group is closely coordinating with and supporting the airport concessionaires, any delays on the completion of the ongoing remodeling or expansion works of any of the airports indicated above would materially adversely affect our operations.

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

Following a terrorist attack by Hamas in the Gaza strip on October 7, 2023, Israel declared war on Hamas and other terrorist organizations in Gaza. While a ceasefire has been declared, the situation remains uncertain and subject to change. The ongoing military conflict in Israel and the surrounding region, as well as the stability of any ceasefire and its long-term outcomes, are highly unpredictable. The Israeli conflict and any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect the business, financial condition and results of operations.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timelines of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions or natural disasters outside of our control, some or all of our flights may be cancelled or significantly delayed, affecting and disrupting our operations and reducing profitability. Increases in the frequency, severity or duration of thunderstorms, hurricanes, typhoons, floods or other severe weather events, including from changes in the global climate and rising global temperatures, could result in increases in delays and cancellations, turbulence-related injuries and fuel consumption to avoid such weather, any of which could result in loss of revenue and higher costs. For example, in 2022, a LATAM aircraft was severely damaged after flying through stormy weather on approach to Asuncion Airport in Paraguay, and was required to make an emergency landing. In October 2023, there were significant delays and cancellations due to strong weather conditions in Guarulhos airport, Brazil. Likewise, in February, 2024, forest fires in Chile affecting the Valparaiso Region and La Araucanía Region impacted LATAM’s operations at the Arturo Merino Benitez International Airport and at La Araucanía International Airport, respectively, delaying flights and increasing operational costs derived from certain commercial flexibility measures granted to passengers affected by the fires.

Furthermore, in early May 2024, Salgado Filho International Airport in Porto Alegre, Brazil, experienced unprecedented flooding due to severe storms in the region. The airport’s runways and terminals were submerged, leading to an indefinite suspension of all operations. To maintain connectivity, commercial flights were temporarily relocated to Canoas Air Force Base, approximately 17 kilometers northeast of Porto Alegre. After extensive recovery efforts, the airport partially resumed operations on October 21, 2024. LATAM Airlines Brazil began gradually resuming domestic flights in October 2024, ensuring essential air connectivity in Brazil. By January 2025, LATAM group had reintroduced international flights from Porto Alegre to Lima and Santiago. Notably, LATAM group did not report any damage to its aircraft as a result of the flooding. However, it had significant economic impacts on airlines operating in the region. For instance, LATAM reported a $25 million reduction in its operating income in the second quarter of 2024 as a result of the floods. This event underscores the vulnerability of critical infrastructure to extreme weather events, highlighting the need for enhanced resilience measures in the face of climate change.

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

By the end of 2023, our operations in domestic markets were fully recovered, and the international segment fully recovered during the first quarter of 2024. While LATAM corporate segment already achieved pre-pandemic RPK levels, we cannot assure that a new pandemic or any of its variants will not affect the business in the future.

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

In July 2024, a major global technology disruption affecting multiple industries was triggered by a flaw in a software update to the CrowdStrike Falcon platform. The disruption triggered outages in Microsoft’s systems, affecting millions of Windows operated devices, which resulted in airlines, banks and media outlets experiencing significant problems in their operations.

Although the disruption was not a cybersecurity incident, LATAM group’s technical and business teams quickly implemented the protocols established to safeguard the technological environment, successfully avoiding any operational interruptions in flights and critical systems. Consequently, no flights were cancelled during the technological disruption.

Furthermore, in light of the rise of generative Artificial Intelligence (“AI”) technology, generative AI systems have the potential to create deceptive or harmful content, such as deep fakes or fake news, leading to misinformation and manipulation. The misuse or malicious intent of generative AI could pose a threat to our operations and reputation.

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

To date, we have not experienced any major incidents related to cybersecurity or our information systems. Any such incident could cause damage to our reputation and may require us to expend substantial resources to remedy the situation, and could therefore have a material adverse effect on our business and results of operations. In addition, there can be no assurance that any efforts we make to prevent these incidents will be successful in avoiding harm to our business. See “Item 16K. Cybersecurity.”

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

Latin American countries have historically experienced economic instability, including uneven periods of economic growth as well as significant downturns (e.g., periods of severe economic recession, currency devaluation, high inflation and political instability). Our business has been adversely affected by these factors and global economic recessionary conditions, which include weak economic growth in Chile, recessions in Brazil and Argentina, and poor economic performance in certain emerging market countries in which the group operates.

High interest rates, inflation (in some cases substantial and prolonged), and unemployment rates generally characterize each economy. Because commodities such as agricultural products, minerals and metals represent a significant percentage of exports of many Latin American countries, the economies of those countries are particularly sensitive to fluctuations in commodity prices. Investments in the region may also be subject to currency risks, such as restrictions on the flow of money in and out of the country, extreme volatility relative to the U.S. dollar and devaluation.

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

According to S&P, as of December 31, 2024, long term local currency ratings of the countries where LATAM group operates in South America are as follows: Ecuador B- (negative outlook), Peru BBB (stable outlook), Colombia BBB- (negative outlook), Chile A+ (stable outlook) and Brazil BB (stable outlook). Similarly, the long-term foreign currency ratings for these countries are: Ecuador B- (negative outlook), Peru BBB- (stable outlook), Colombia BB+ (negative outlook), Chile A (stable outlook) and Brazil BB (stable outlook).

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

LATAM group operates primarily within Latin America and is thus subject to a full range of risks associated with our operations in this region. These risks may include unstable political or social conditions, lack of well-established or reliable legal systems, exchange controls and other limits on our ability to repatriate earnings and changeable legal and regulatory requirements.

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

In Ecuador, Guillermo Lasso was elected as President in 2021, for the 2021-2025 period. On May 16, 2023, following the media exposure of the “Encuentro Case”, which revealed the connections between the Lasso government and certain members of the Albanian mafia, the National Assembly initiated an impeachment process against President Lasso, for embezzlement. However, the next day, Guillermo Lasso issued an executive decree (Decreto Ejecutivo 741), which ordered the dissolution of the National Assembly and called for extraordinary presidential and legislative elections to complete the period. On October 15, 2023, Daniel Noboa was elected as an interim president of the Republic of Ecuador for a period of 18 months. He became the youngest president elected by popular vote in the history of the country at thirty-five years of age, and the second youngest president in the country’s history.

On January 7, 2024, Adolfo Macias, the leader of a major drug cartel in Ecuador, escaped from prison. This event revealed strong connections between the gangs controlling the prisons in the country and governmental officers, and caused a series of riots and violent attacks across the country, including looting, burning vehicles, shootings, explosions and abductions of police officers and civilians. As a consequence, on January 8, 2024, President Noboa declared a 60-day state of emergency in an attempt to control gang violence, with the support of the army. As a consequence of the ongoing violence, President Noboa extended the state of emergency by 30 days. Moreover, on April 21, 2024, a constitutional referendum was held, in which amendments related to heightened safety measures were accepted.

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

On November 19, 2023, Javier Milei was elected president of the Republic of Argentina for a period of four years. Javier Milei is a right-wing politician and economist, who has proposed a comprehensive overhaul of the country’s fiscal and structural policies (among others, to dollarize the economy, privatize state public companies, remove subsidies on public utilities and close the Argentine Central Bank of Argentina). The Argentine Executive Branch has enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regularize the economy. In addition, on June 28, 2024, the Argentine Congress approved Law No. 27,742 (the “Ley de Bases”) which (i) declared a public emergency for one year in administrative, economic, financial, and energy matters; (ii) delegated a series of legislative powers to the Argentine Executive Branch for the same period; and (iii) provided for a series of legal, institutional and tax reforms affecting various sectors of the economy. However, we cannot predict the social political or economic impact of the measures announced and implemented by the government to date, as well as any future measures or the outcome of the deregulation scheme purported to be enforced through the above mentioned legislation. Such measures could affect our financial condition and the results of operations.

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

We have engaged a significant number of third-party service providers to perform a large number of functions that are integral to our business, including regional operations, operation of customer service call centers, distribution and sale of airline seat inventory, provision of technology infrastructure and services, performance of business processes, including purchasing and cash management, provision of aircraft maintenance and repairs, catering, ground services, and provision of various utilities and performance of aircraft fueling operations, among other vital functions and services. We do not directly control these third-party service providers, although we do enter into agreements with many of them that define expected service performance. Any of these third-party service providers, however, may materially fail to meet their service performance commitments, may suffer disruptions to their systems that could impact their services, or the agreements with such providers may be terminated. For example, flight reservations booked by customers and/or travel agencies via third-party Global Distribution Systems (“GDSs”) may be adversely affected by disruptions in our business relationships with GDS operators or by issues in the GDS’s operations. Such disruptions, including a failure to agree upon acceptable contract terms when contracts expire or otherwise become subject to renegotiation, may cause the carriers’

flight information to be limited or unavailable for display, significantly increase fees for both us and GDS users, and impair our relationships with customers and travel agencies.

As of May 1, 2023, LATAM group launched a New Distribution Capability (“NDC”), which follows the International Air Transport Association’s (“IATA”) modernized standard language (XML based) to transmit data. This distribution channel is an alternative for travel agencies across all regions where the group operates, to access our content, and be able to shop, book, and manage orders. While this distribution channel mitigates risks of interruption of our services and lowers our dependency on GDS’s technology, we cannot assure that the NDC by LATAM will operate without disruptions that may affect our operations.

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

LATAM group’s operations are affected by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions to the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to the business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on the group’s reputation.

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

Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal level in the countries in which the group operates, involving or affecting factors such as:

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, the United States and in the various other countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition.

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

Our reputation and brand could be adversely impacted if we fail to make progress towards achieving our environmental sustainability goals.

Our reputation and brand could also be adversely impacted by, among other things, failure to make progress toward and achieve our environmental sustainability goals, as well as public pressure from investors or policy groups to change our policies or negative public perception of the environmental impact of air travel. For example, we are committed to significantly reducing our carbon emissions, with the long-term ambition of achieving carbon neutrality by 2050. Achieving this will require significant capital investment from manufacturers and other stakeholders, as we are unable to achieve these long-term goals using our existing fleet, current technologies and available fuel sources. We are continuing to develop our climate strategy and transition plan; however, our ability to execute on such a plan is subject to substantial risks and uncertainties, as it is dependent on the actions of governments and third parties and will require, among other things, significant capital investment, including from third parties, research and development from manufacturers and other stakeholders, along with government policies and incentives to reduce the cost, and incent production of technologies that are not available at scale. Significant damage to our reputation and brand could have a material adverse effect on our business and financial results, including as a result of litigation related to any of these matters.

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

In addition, a substantial portion of our property and equipment is subject to liens securing our indebtedness, including our secured bonds and loans. In the event that we fail to make payments on our bonds and loans, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—Contractual Obligations—Long Term Indebtedness.”

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

Because the publication of LIBOR was discontinued on June 30, 2023, we have amended our derivative and debt contracts to replace the LIBOR rate for the Secured Overnight Financing Rate (“SOFR”) as an alternative rate as convened by the Alternative Reference Rates Committee (“ARRC”). SOFR will fluctuate with changing market conditions and, as SOFR increases, our interest expense will mechanically increase, which could have an adverse effect on our total financing costs. As of December 31, 2024, our variable interest rate debt amounted to US$928 million.

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

Certain of our debt instruments, including our (i) 13.375% Senior Secured Notes due 2029 (the “2029 Notes”) and (ii) 7.875% Senior Secured Notes due 2030 (the “2030 Notes”), contain an asset coverage ratio and certain limitations to the incurrence of additional indebtedness by us and our subsidiaries. A decline in this coverage ratio, including due to factors that are beyond our control, could require us to post additional collateral, trigger an increase in the annual interest rates stipulated under our various debt instruments, or an event of default.

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

Risks Relating to our Common shares and ADRs

Our major shareholders may have interests that differ from those of ADSs holders.

As of December 31, 2024, our major shareholders beneficially owned, in the aggregate, 63% of our common shares. Each of these shareholders could have interests that may differ from those of other shareholders, including our ADSs holders. While their interests are not necessarily aligned, these major shareholders hold shares, and will continue to hold shares after this offering, with sufficient voting power under Chilean law to approve substantially all of the forms of corporate action subject to decision by shareholders’ meetings, including the distribution of dividends above the minimum dividend required by law, to elect a majority of the members of our board of directors, direct our management and control substantially all matters that are to be decided by a vote of shareholders, including fundamental corporate transactions.

The market perception of a secondary offering could create downward pressure on the market price of our common shares and ADRs.
Approximately 53% of our common shares are held by the shareholders disclosed in Item 6 and approximately 25% of our common shares are held by shareholders who have agreed amongst themselves or as part of the subscription of the Company’s convertible notes Series H and the conversion thereof into common shares of the Company not to sell such shares until November 2026 (the “Long-Term Sale Limitations”). However, the Long-Term Sale Limitations could be amended, waived or otherwise modified in most cases without the consent or knowledge of the investors. Accordingly, while any share can be sold at any time, the market perception of a potential large-scale sale of our common shares could create downward pressure on the market price of our ADSs.
In the future, we may also issue additional common shares if we need to raise capital, which could constitute a material portion of our then-issued and outstanding common stock. Any such issuances may dilute your ownership interest in the Company if preemptive rights are not exercised in a timely manner and have an adverse impact on the price of the ADSs or the common shares underlying the ADSs.

Holders of ADSs may be adversely affected by their limited voting rights.

Holders of ADSs may exercise voting rights with respect to common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. To exercise their voting rights, holders of ADSs must instruct the ADS depositary on a timely basis on how they wish to vote. Under the terms of the deposit agreement, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADSs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with certain of our major shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its chairman to exercise this right, but there is no guarantee that it will do so in the future. The members of the board of directors elected by the shareholders in 2024 designated Ignacio Cueto, to serve in this role. Ignacio Cueto is a member of the Cueto Group, one of our major shareholders.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past imposed such exchange controls. Nevertheless, foreign investors or custodians (as applicable, whether investments are made directly or through such custodian) still have to provide the Central Bank of Chile with information related to equity investments in accordance with the provisions set forth in the compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) of the Central Bank of Chile. Although the custodian for the ADS depositary is currently responsible for providing such information with respect to the ADS program to the Central Bank of Chile, we cannot predict what information Chilean regulators may require from holders of ADSs in the future. Furthermore, any changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.
We cannot assure you that additional Chilean restrictions applicable to the holders of ADSs, the disposition of the common shares underlying ADSs or the repatriation of the proceeds from an acquisition, a disposition or a dividend payment, will not be imposed or required in the future, nor could we make an assessment as to the duration or impact, were any such restrictions to be imposed or required. For further information, see “Item 10. Additional Information—Exchange Controls — Foreign Investment and Exchange Controls in Chile.”

Our ADS holders may not be able to exercise preemptive rights in certain circumstances.

Chilean Corporate Law requires Chilean corporations to offer existing shareholders the right to subscribe a sufficient number of shares to maintain their existing percentage of ownership in a company whenever that corporation issues new shares for cash, subject to certain exceptions. Under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the common shares underlying the ADSs, but holders of ADSs and shareholders located in the United States will not be allowed to exercise preemptive rights with respect to new issuances of shares by us unless a registration statement under the Securities Market Act is effective with respect to those common shares or an exemption from the registration requirements thereunder is available.
To the extent that a holder of our ADSs is unable to exercise its preemptive rights because a registration statement has not been filed, the depositary may attempt to sell the holder’s preemptive rights in Chile and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. However, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that, if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. The inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering. If a secondary market for the sale of preemptive rights does not develop and such rights cannot be sold, they will expire, and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. company and, as a result, you may receive less information about us than you would receive from a comparable U.S. company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure requirements applicable to foreign issuers under the Exchange Act are more limited than the disclosure requirements applicable to U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information regularly published by listed companies in the United States or in certain other countries. Furthermore, there is a lower level of regulation of the Chilean securities market and of the activities of investors in such markets as compared with the level of regulation of the securities markets in the United States and in certain other developed countries. For further information, see “Item 16G. Corporate Governance.”

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
General
LATAM Airlines Group is a Chilean-based airline and holding company that changed its name from LAN Airlines S.A. after its merger with TAM of Brazil in 2012. TAM S.A. continues to exist as a subsidiary of LATAM. LATAM Airlines Group and its affiliates are primarily involved in the transportation of passengers and cargo and operate as one unified business enterprise. During 2016, we began the transition of unifying LAN and TAM into a single brand: LATAM.
LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM S.A. and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange, under the ticker symbol “LTM,” and the New York Stock Exchange (“NYSE”) since July 25, 2024, under the ticker symbol “LTM.” LATAM Airlines Group has a market capitalization of US$8,328.2 million as of December 31, 2024.
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
Over the last decades, LATAM group has significantly expanded its passenger operations in Latin America, initiating services in Peru in 1999, Ecuador in 2003, Argentina in 2005, and Colombia in 2010. Moreover, since June 2012, the Brazilian affiliate, TAM Linhas Aéreas S.A. (“TLA” or “LATAM Airlines Brazil”), has been a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations.
As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, on May 26, 2020, LATAM Airlines Group and 28 affiliates (the “Initial Debtors”) filed their petitions for relief under Chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 nine additional affiliates of LATAM Airlines Group (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Additional parallel and ancillary proceedings were filed in the Cayman Islands, Colombia, Perú and Chile. In June 2020, LATAM Airlines Argentina announced its indefinite cessation of passenger and cargo operations. Following a series of relevant milestones with respect to LATAM’s Chapter 11 Restructuring, the Company emerged from its reorganization process on November 3, 2022. For more information on the Chapter 11 Restructuring, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Emergence from Chapter 11 Bankruptcy Proceedings” and “Item 4. Information on the Company - Business Overview—Chapter 11 Proceedings through 2022” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2023 (the “2022 Annual Report”).

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and ADSs evidenced by American Depositary Receipts, each representing 2,000 shares of Common Stock, that were relisted on the NYSE on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 restructuring process (“Chapter 11”). The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of U.S.$24.00 per ADS. The ADSs trade on the NYSE under the ticker symbol “LTM.” On August 28, 2024, 1,773,026 additional ADSs were sold by the Company’s shareholders pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders.
Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-3844. We have designated LATAM Airlines Group S.A. Inc. as our agent in the United States, located at 6500 NW 22nd Street, Miami, Florida 33122. Our Investor Relations website address is www.latamairlinesgroup.net. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report. For more information, contact Andrés del Valle, Vice President of Corporate Finance, at InvestorRelations@latam.com.
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”
B.Business Overview
General
LATAM group is the leading airline group in South America, as measured by available seat-kilometers (“ASK”), and it is also one of the largest airline groups in the world, based on the number of available seats and flights operated as of December 31, 2024. LATAM Airlines Group and its affiliates provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador, as well as regional flights and long-haul operations. LATAM group carries out cargo operations using both belly space on passenger flights and dedicated freighter aircraft. The group also offers complementary services, such as ground handling, courier, logistics, and maintenance. As of December 31, 2024, LATAM group has a consolidated fleet of 347 aircraft, including 21 dedicated cargo freighters, and employs 38,663 people.
During 2024, LATAM group transported approximately 82 million passengers and was ranked as either the number one or two largest carrier by market share in every major domestic aviation market in South America where it operates. It also maintains the largest overall passenger network to and from South America for aircraft with more than 20 seats, offering passenger service to 131 destinations in South America and the Caribbean (52 destinations in Brazil, 18 in Colombia, 17 in Chile, 17 in Peru, 7 in Ecuador, and 20 in other South American countries and the Caribbean), as well as 20 international long-haul destinations across the world (8 in North America, 8 in Europe, 3 in Oceania and 1 in Africa).
As of December 31, 2024, LATAM group offers passenger services to 151 destinations in 27 countries and cargo services to approximately 163 destinations, including 12 cargo-only locations, across 31 countries, 4 of which are cargo-only. These services are supported by a strong demand for air travel within the region and in the international markets where LATAM group operates.

LATAM group’s global reach is further strengthened by key strategic partnerships, code-sharing agreements, commercial alliances and its joint venture agreement with Delta Air Lines, Inc. (“Delta”). As of December 31, 2024, LATAM group, through various passenger agreements, offers service to 135 destinations in North America, 9 in South America, 73 in Europe, 14 in Australasia, 22 in Asia and 18 in Africa. During 2024, LATAM and Delta celebrated the second anniversary of their Joint Venture Agreement. By December 31, 2024, this partnership had launched six new routes and increased frequencies, significantly enhancing connectivity between South America and North America.

LATAM group is the largest air cargo group carrier in South America, as measured by its cargo fleet, and plays a key role in the transportation of essential goods, supporting supply chains and export industries. The group also operates LATAM Pass, which, according to publicly information, is positioned as the largest frequent flyer program in South America and the seventh largest frequent flyer program in the world by number of members.
Competitive Strengths
LATAM group’s strategy is to remain the leading airline group in South America by leveraging our unique position in the airline industry. LATAM is the only airline group in the region with a domestic presence in five markets, as well as regional flights and long-haul operations to four continents. As a result, the LATAM group has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, the foundation of LATAM group’s unique network and market share in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth. We believe our most important competitive strengths are:
•Leader in the South American Airlines Space, with a Unique Network and Market Share among Global Airlines
Through a successful regional expansion strategy, LATAM group has become the leading international and domestic passenger airline group in South America as measured by ASKs in 2024. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest group of operators of regional flights as measured by ASKs in 2024, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America-Santiago, Lima and São Paulo-we believe that we are able to offer the best connectivity options between South America and the rest of the world.
•A Geographically Diversified Revenue Base, including both Passenger and Cargo Operations
LATAM group’s operations are highly geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. According to the 2024 annual ASKs, 52.0% of the group’s operations are international, 17.6% domestic Spanish speaking countries and 30.3% domestic Brazil. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is the ability to profitably integrate scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using freighter aircraft when needed. By adding cargo revenues to existing passenger service, there is an increase in the productivity of assets and we are able to maximize revenue, reducing the break-even load factors and enhancing the per flight profitability. Additionally, we believe that this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2024, passenger, cargo and other income accounted for 86.2%, 12.3% and 1.5% of total revenues, respectively.
•Modern Fleet and Optimized Fleet Strategy
The average age of our passenger fleet was approximately 11.6 years as of December 31, 2024. Additionally, LATAM has continued its ambitious fleet renewal plan based entirely on new technology aircraft, which includes 85 new Airbus A320neo-family aircraft and 15 new Boeing 787-9 to be delivered by 2030.
LATAM selects aircraft based on the ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to reduce operational complexity by minimizing the number of different aircraft types that the group operates.
The fleet plan as of December 31, 2024, includes a short-haul fleet formed exclusively by aircraft from the A320-family, with a focus on the A321 and A320neo (Neo: New Engine Option), a more efficient version of the A320; which we introduced into our fleet in 2016, becoming then the first airline in Latin America to fly this model. For long-haul passenger flights, we operate the Boeing 787-8, the Boeing 787-9, the Boeing 767-300ER, the Boeing 777-300ER and the Airbus A330-200 (through wet lease). The Boeing 787 model allows LATAM group to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. For cargo flights, we operate Boeing 767-300F aircraft.
•Strong Brand Teamed with Key Global Strategic Alliances
In 2024, LATAM was recognized by the Skytrax World Airline Awards as the “Best Airline in South America” for the fifth consecutive year, and was also recognized for having the “Best Cabin Crew” and “Best Business Class” in South America, along with other recognitions related to on-board service and lounge facilities. In addition, LATAM was recognized for the third consecutive year with the highest rating in the APEX 2025 Global Airlines Ranking as a “Five Star Global Airline.” It was also acknowledged by the APEX Passengers’ Choice Awards for having the “Best Entertainment,” as well as, the “Best Food and Beverage” service in South America.

In terms of On-Time Performance (“OTP”), the consulting firm Cirium, placed LATAM group in the fourth position of its on-time performance review for the year 2024, making it the only South American airline group reaching the ranking’s top 5 positions.

In 2024, LATAM was recognized by the World Travel Awards as South America’s leading airline for the tenth consecutive year and as “South America’s Leading Airline Brand.”

Also in 2024, according to Business Traveler USA, LATAM was recognized as the best Latin American airline, setting a new regional standard.
Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. See “Item 4. Information on the Company—Business Overview—Passenger Alliances and Commercial Agreements.”
•Recognized Loyalty Program
Our frequent flyer program, LATAM Pass, is the leading frequent flyer program in South America and the seventh largest frequent flyer program in the world, as measured by total number of members, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements. See “Item 4. Information on the Company—Business Overview—Frequent Flyer Program.”
In 2024, LATAM Pass was recognized by the Frequent Traveler Awards 2024 as the “Airline Loyalty Program of the Year in the Americas” for the second consecutive year and the “Best Earning & Redemption Ability in the Americas.”
Business Strategy
Our purpose is to elevate every journey, always.
Our mission is to connect Latin America with itself and the world through an extensive network of passengers and cargo transportation, operating with safety and care for our customers, while maintaining a balance between economic growth, efficiency, environmental care, and social well-being.

Our vision is to be the leading airline group in Latin America, recognized for its commitment to social responsibility and its focus on being fair, empathetic, transparent, and simple in its relationships with employees, customers, and other key stakeholders.

In order to achieve our purpose and vision, the principal areas on which we plan to focus our efforts going forward are as follows:
•Dedicated to providing the best solutions to our customers
We are committed to being a leading airline group by delivering the best solutions that combine a wide network, an unmatched customer experience, and a dedicated culture of service.
LATAM is the only airline group in South America with a local presence in five South American home markets, coupled with its intra-regional and long-haul operations, which enables us to offer unparalleled connectivity across the Americas and to the rest of the world. Our extensive route network, supported by key hubs and strategic partnerships, allows us to meet diverse travel needs with competitive prices and seamless options for passengers and cargo clients alike.

Customer satisfaction lies at the core of our mission. We continuously enhance the travel experience by integrating advanced digital technologies, ensuring every interaction is seamless and reliable. From booking to baggage arrival, we deliver a safe and personalized journey that fosters loyalty through our industry-leading loyalty program. This robust program, along with our commitment to sustainability and a diversified service portfolio, provides passengers with flexibility and value, while reinforcing LATAM group’s position in the market.

Additionally, we are driven by a committed and passionate workforce that prioritizes exceptional service and operational excellence. By fostering a culture of development, diversity, and inclusion, we empower our employees to thrive and reflect the vibrant societies we serve. Efficient talent management, equitable pay, and a focus on safety ensure our teams deliver a reliable and attentive experience to every customer.
•Being a financially strong and healthy airline group
LATAM group is dedicated to maintaining financial strength and ensuring long-term sustainability through a focus on operational excellence, efficiency, and a robust capital structure. By combining these pillars, we position ourselves as a resilient airline group capable of navigating industry challenges and seizing future opportunities.
Operational excellence remains central to our strategy. We prioritize safety as an absolute commitment, safeguarding employees, passengers, and cargo clients by implementing best practices and preventive measures. Punctuality is another cornerstone of our operations, reflecting our respect for our customers’ time and ensuring flights adhere to schedules. To further enhance reliability, we proactively manage risks with updated practices and collaborate closely with suppliers to ensure seamless operations and mutual growth.
Our dedication to financial efficiency is reflected in our efforts to maintain a competitive cost structure and continuously improve our efficiency. This approach, aligned with our financial policy and liquidity management, ensures we deliver exceptional value while maintaining financial stability and competitiveness.
•Embracing challenges of the future
LATAM is committed to shaping a sustainable and innovative future by fostering social, environmental, and economic development across the countries where we operate. Through a dual focus on sustainability and digital transformation, we position ourselves as a leader prepared to meet the evolving demands of the aviation industry while delivering a distinctive value proposition to our customers.
As a social and sustainable player, we strive to create lasting positive impacts by integrating sustainability practices into our operations and fostering long-term relationships with communities and stakeholders. LATAM group’s sustainability strategy advances key pillars, including environmental management, climate change, circular economy, and shared value. These efforts reflect our deep responsibility to the regions we serve and are recognized globally, as evidenced by multiple prestigious awards. In 2024, LATAM Cargo was named the “Most Sustainable Cargo Airline in America” by Freightweek, and our onboard services earned the “Best Onboard Sustainability Strategy” from the Onboard Hospitality Awards. Additionally, LATAM group also achieved a remarkable milestone by being included in the Dow Jones Sustainability Index, reaffirming LATAM’s position as the most sustainable airline group in the Americas and the fifth globally, as recognized by the Corporate Sustainability Assessment conducted by Standard & Poor’s.
Digital integration is another cornerstone of our strategy, transforming how we work and enhancing the customer experience. By continuously adopting technological advancements and exploring new opportunities, we ensure daily operations are efficient and innovative. LATAM group’s e-business strategy drives improvements in contingency management and ancillary revenue applications, allowing us to provide timely, transparent information and solutions that strengthen the overall customer experience. Furthermore, we prioritize data security and privacy, implementing robust protective measures to safeguard information and comply with global regulations. The group also strengthens its cybersecurity systems with efficient methodologies and infrastructures, ensuring resilience in our operations and mitigating risks.
By combining sustainability leadership with digital innovation, LATAM group not only addresses the challenges of the future but also delivers exceptional value to its customers, strengthens its market position, and ensures sustainable, long-term operations across the Americas and beyond.

Airline Operations and Route Network
The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	For the year ended December 31,
	2024	2023	2022

	(in US$ millions)
Total passenger revenues	11,233.3	10,215.1	7,636.4
Total cargo revenues	1,599.8	1,425.4	1,726.1
Total revenues	12,833.0	11,640.5	9,362.5

	For the year ended December 31,
	2024	2023	2022

	(in US$ millions)
Peru	1,127.5	988.9	859.0
Argentina	239.4	244.4	206.9
United States	1,324.0	1,044.8	1,058.1
Europe	957.0	800.9	769.0
Colombia	669.2	662.3	540.2
Brazil	5,512.5	5,006.4	3,724.5
Ecuador	365.0	332.8	248.5
Chile	1,927.8	1,898.2	1,514.6
Asia Pacific and rest of Latin America	710.6	661.9	441.8
Total revenues	12,833.0	11,640.5	9,362.5
Passenger Operations
General
As of December 31, 2024, our passenger operations were performed by LATAM Airlines Group S.A. and its passenger affiliates, where the group operates both domestic and international services. LATAM group collects and reports operating data for its passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish-speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	For the year ended December 31,
	2024	2023	2022
ASKs (million) (at period end)
International	82,187.7	67,514.3	49,575.7
SSC	27,817.1	24,970.3	23,384.7
Domestic Brazil	47,925.9	44,765.9	40,891.8
Total	157,930.8	137,250.5	113,852.2

RPKs (million)
International	70,769.1	57,340.2	41,140.5
SSC	22,892.8	20,482.0	18,942.6
Domestic Brazil	39,475.6	36,184.5	32,504.8
Total	133,137.5	114,006.6	92,587.8

Passengers (thousands)
International	16,048	12,915	8,607
SSC	31,115	27,999	25,288
Domestic Brazil	34,845	32,984	28,573
Total	82,008	73,898	62,467

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢6.6	US¢6.9	US¢6.4
SSC(1)	US¢7.6	US¢7.8	US¢7.5
Domestic Brazil(1)	US¢7.7	US¢8.0	US¢6.6
Combined Passenger RASK(2)	US¢7.1	US¢7.4	US¢6.7

Passenger load factor (%)
International	86.1	84.9	83.0
SSC	82.3	82.0	81.0
Domestic Brazil	82.4	80.8	79.5
Combined load factor	84.3	83.1	81.3
______________________________________________________
(1)RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS Accounting Standards to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other income. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements. RASK information for passengers by segment for 2023 and 2022 has been re-reported due to a change in methodology. This adjustment ensures that the revenues of each segment are aligned with accounting revenues, making the reported figures more consistent with the combined passenger RASK.
(2)The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.
International Passenger Operations
LATAM group’s international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian, Brazilian and Paraguayan affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Colombia and Brazil. As of December 31, 2024, LATAM group offers 40 international destinations in 22 countries, in addition to the domestic destinations and international flights and connections between the domestic destinations.
The general strategy to expand the international network is aimed at enhancing LATAM’s value proposition by offering customers more frequencies, destinations and routing alternatives. Sustained development of LATAM group’s international network is a crucial factor in the long-term strategy. The group provides long-haul services out of Santiago, Lima, Bogota, São Paulo and Fortaleza. The group also provides regional services from Chile, Peru, Ecuador, Colombia and Brazil.
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
Market Share Information
The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2024-2023	2024	2023	% variation
Brazil(1)	5.8%	22.6%	22.4%	0.2	p.p.
Chile(2)	11.2%	45.3%	41.6%	3.7	p.p.
Peru(3)	5.2%	48.8%	44.8%	4.0	p.p.
Colombia(4)	8.6%	5.3%	6.1%	(0.8)	p.p.
Ecuador(4)	1.2%	9.7%	8.6%	1.1	p.p.
______________________________________________________
(1)Source: ANAC Brazil’s website. Passenger figures considers passengers carried, measured in RPKs, in 2024 vs 2023. Market share considers passengers carried, measured in RPKs, as of December 2024.
(2)Source: JAC Chile’s website. Passenger figures considers passengers carried, measured in RPKs, in 2024 vs 2023. Market share considers passenger carried, measured in RPKs, as of December 2024.
(3)Source: DGAC Peru’s website. Passenger figures considers passengers carried in 2024 vs 2023. Market share considers the number of passengers carried as of December 2024.
(4)Source: Diio.net. Passenger figures considers ASK changes in 2024 vs 2023. Market share considers ASKs as of December 2024.

Competitors in international routes
The following table shows LATAM’s main competitors during 2024 in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Air Canada, GOL and Aeromexico.
	Latin America	Copa, GOL, Avianca, Sky Airline, Aerolineas Argentinas, JetSmart, Flybondi, Arajet, Azul Linhas Aereas, Turkish Airlines, Boliviana de Aviacion, Ethiopian Airlines and IAG Group (British Airways, Iberia and their affiliates).
	Europe	TAP Portugal, Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), ITA Airways, Azul Linhas Aereas, Turkish Airlines, Lufthansa, Air Europa and Swiss.
	Africa	Ethiopian Airlines, TAAG and South African Airways.

Chile	North America	American Airlines, Air Canada, Aeromexico and United Airlines.
	Latin America	JetSmart, Sky Airline, Copa, Avianca, Aerolineas Argentinas and Arajet.
	Europe	IAG Group (British Airways, Iberia and their affiliates) and Air France-KLM.
	South Pacific	Qantas Airways.

Argentina	Latin America	Copa, Aerolineas Argentinas, GOL, Avianca, JetSmart, Sky Airline, Arajet, Flybondi, Boliviana de Aviacion, Ethiopian Airlines, IAG Group (British Airways, Iberia and their affiliates) and Turkish Airlines.

Peru	North America	American Airlines, United Airlines, Sky Airline, Aeromexico, Volaris, Air Transat and JetBlue Airways.
	Latin America	Sky Airline, JetSmart, Copa, Avianca, Aerolineas Argentinas and Arajet.
	Europe	Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), Air Europa and Plus Ultra.

Colombia	North America	Avianca, American Airlines, Spirit Airlines, Aeromexico, United Airlines, Viva Aerobus, Air Canada, JetBlue Airways, Volaris and Emirates.
	Latin America	Avianca, Copa, Jetsmart, GOL, Arajet and Aerolineas Argentinas.
	Europe	Avianca, IAG Group (British Airways, Iberia and their affiliates), Air France-KLM, Air Europa, Lufthansa, Turkish Airlines and Plus Ultra.

Ecuador	North America	American Airlines, Avianca, JetBlue Airways, United Airlines, Spirit Airlines and Aeromexico.
	Latin America	Avianca, Copa, Arajet and Jetsmart.
______________________________________________________
Source: Diio.net considering competitors with more than 1% of total ASK.
Domestic Passenger Operations
As of December 31, 2024, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.
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
In 2023, LATAM group incorporated seven A321neo into its fleet, which are the largest model of the A320 single-aisle aircraft family. These aircraft can accommodate up to 224 passengers, have compartments for carry-on luggage called Airspace XL bins, and stand out for being one of the most efficient aircraft on the market, according to Airbus. Additionally, during 2023, with a focus on the passenger experience, LATAM group finalized the retrofit project for its narrow-body fleet (excluding aircraft available for sale), reaching 100% of the fleet with a homologated and renovated cabin.
During 2024, LATAM group continued enhancing its customer value proposition by installing onboard Wi-Fi across its narrow-body fleet. As of December 31, 2024, 89% of the LATAM group’s narrow-body fleet was equipped with onboard connectivity. In terms of geographic distribution of Wi-Fi access, 100% of the narrow-body fleet operated by LATAM Airlines Brazil features Wi-Fi, while 75% of the narrow-body fleet operated by our affiliates based in Chile, Peru, Colombia and Ecuador is also equipped with such service.
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
The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil	Chile	Peru	Colombia	Ecuador
Destinations	52	17	17	18	7
Passengers Transported (million)	34.8	9.7	9.8	10.0	1.6
Change (YoY)	5.6%	15.5%	15.5%	4.1%	6.3%
Market share	38.6%(1)	66.8%(2)	62.3%(3)	27.5%(4)	46.0%(4)

Main competitors(5)	Gol, Azul	Sky Airlines, JetSmart	Sky Airlines Peru, Star Peru, JetSmart Peru, Atsa Airlines	Avianca, Jetsmart, EasyFly,Satena, Copa Airlines Colombia (“Wingo”)	Avianca, Aeroregional
______________________________________________________
(1)Source: ANAC Brazil’s website. Market share considers RPKs as of December 2024.
(2)Source: JAC Chile’s website. Market share considers RPK as of December 2024.
(3)Source: DGAC Peru’s website. Market share considers the number of passengers carried as of December 2024.
(4)Source: Diio.net. Market share considers ASKs as of December 2024.

(5)Source: Diio.net considering competitors with more than 1% of total market share.
Passenger Alliances and Commercial Agreements
Strategic Alliance with Delta Air Lines
In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines (the “Joint Venture Agreement”), following the framework agreement previously signed by both parties in 2019 to combine the airlines’ complementary route networks between North and South America.

On September 30, 2022, LATAM and Delta Air Lines obtained the final regulatory approvals from the U.S. Department of Transportation, allowing them to implement their Joint Venture Agreement. This partnership enables Delta Air Lines and LATAM to work together, coordinating capacity and pricing strategies and sharing corporate accounts in the United States/Canada and South America (Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay) markets within the scope of the Joint Venture Agreement. This agreement has allowed the airlines to develop a network with expanded route offerings and to connect the Americas to the world with access to more than 300 destinations. Additionally, the airlines will deepen their level of cooperation in these markets, strengthening their codeshare routes and reciprocal loyalty benefits.

In February 2024, LATAM Airlines Ecuador and the cargo affiliates LATAM Cargo Chile, LATAM Cargo Brazil and LATAM Cargo Colombia, were officially added to the Joint Venture Agreement after completing the required regulatory processes. Ecuador joined Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay in the geographical scope, strengthening connectivity and service quality across the Americas.

In 2024, Skytrax recognized Delta as the Best Airline in North America and LATAM as the Best Airline in South America, each for the fifth consecutive year. These recognitions reaffirm the strong leadership and customer commitment of the airlines in their regions.

The Joint Venture Agreement’s capacity grew by over 19% in 2024 compared to 2023 in terms of ASK, driven by new routes and increased frequencies. Key developments included the new Orlando (United States) - Santiago (Chile) route operated by LATAM and the transition of the Atlanta (United States) - Rio de Janeiro (Brazil) route to year-round service operated by Delta. LATAM also added frequencies to São Paulo (Brazil) - Los Angeles (United States), São Paulo (Brazil) - Orlando (United States), Atlanta (United States) - Lima (Peru), and Santiago (Chile) - Los Angeles (United States) routes, boosting connectivity across the Americas.
Other alliances and material commercial agreements
As of December 31, 2024, LATAM group has ongoing passenger agreements with a total of 57 airlines worldwide, comprising 30 codeshare agreements and 55 commercial agreements, including examples such as TAP Air, Qatar Airways, Aerolíneas Argentinas, Airlink, and Japan Airlines, in addition to the Joint Venture Agreement with Delta Air Lines. These commercial agreements allow us to provide additional benefits to our passengers, including access to a broader network, more flight options with better connection times, and increased potential for developing new routes and adding direct flights to new destinations, as well as to destinations already served by LATAM group.
Subscription of new codeshare agreements
On June 1, 2024, LATAM Airlines Brazil signed a codeshare agreement with Airlink (Pty) Ltd., adding more than 40 new destinations in the African market.

On December 5, 2024, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Colombia, LATAM Airlines Paraguay and LATAM Airlines Ecuador signed a codeshare agreement with Aerolíneas Argentinas S.A. This new codeshare agreement will allow offering over 140 destinations in South America, including domestic destinations in Brazil, Argentina, Peru, Colombia and Ecuador, as well as regional routes connecting Brazil, Colombia, Paraguay, Peru, Uruguay and Argentina while also allowing LATAM Pass passengers to redeem and accrue miles.
Passenger Marketing and Sales
LATAM group is committed to creating a culture focused on earning the loyalty, trust and recurrence of its customers. The primary key performance indicator of this organizational cultural system is the Net Promoter Score (“NPS”). To calculate NPS, we conduct a survey after each flight asking passengers how likely they would be to recommend our services to a friend or colleague on a scale of zero to ten. We then calculate NPS as the percentage of customers who are promoters (those who scored nine or ten) minus the percentage of customers who are detractors (those who scored zero to six).
During 2024 we reached a historical NPS level of 51 points (three points higher than in 2023). Additionally, the NPS of our “Premium Travelers” (LATAM Pass Elite program members and passengers in premium and business cabins) reached a historic record high of 56 points (two points higher than the previous year). Our superior cabin class, Premium Economy, recorded an NPS of 70 points, remaining stable when compared to 2023. These achievements are the result of improvements in the airport, on board and digital experiences provided to our passengers, as well as the benefits of the LATAM Pass program.
We have kept working on the evolution of the customer’s digital experience as the main focus of the e-business area, with the objective to maintain and enhance LATAM customer’s online experience, increase digital services coverage, automate financial processes and boost LATAM.com as the marketplace that attends all travel needs. As a result, during 2024, 61% of LATAM passengers bought their tickets through our digital channel, as compared to 58% in 2023. Moreover, our Digital Customer Satisfaction Score (“CSat”), which is a survey measuring customer satisfaction after using a digital tool, increased by 3 percentage points when compared to 2023, reaching 63% by the end of 2024.
A series of new features and developments have been added to the marketplace to improve our customer’s digital experience: (i) LATAM Flex, an ancillary product that allows passengers to cancel their flights before departure and receive a refund in the form of credits to their LATAM Wallet for future purchases, (ii) a ticket redemption system named Miles + $$ (miles plus money), (iii) personalized offers to meet our customers’ needs with valuable benefits, (iv) a Miles calculator and (v) the incorporation of IATA Pay as an alternative payment method.
LATAM will continue working to be the preferred distribution channel for our clients, positioning our digital experience as a one-stop shop for the purchase and care of all travel needs, accompany our clients either under normal operations or during situation of disruption, ensuring a digital valued experience, with an emphasis on our Premium Travelers and loyalty program members.
In 2024, LATAM group continued transforming the travel experience of its passengers through cabin retrofits. As of December 31, 2024, we have 10 Boeing 777, 9 Boeing 767, 9 Boeing 787-9, and 195 Airbus A319/A320/A321 aircraft with renovated interiors (without considering new fleet additions already featuring the new configurations). This represents a 100% completion rate for the narrow-body fleet and a 54% completion rate for the wide-body fleet. In addition, 24 Boeing 787 are currently in development to be retrofitted with the new cabin interior between 2025 and 2026.
The group also continued advancing Wi-Fi connectivity implementation in the narrow-body fleet operated by affiliates in Chile, Peru, Ecuador and Colombia, achieving a 75% completion rate, equivalent to 92 aircraft equipped with in-flight connectivity. Meanwhile, LATAM Airlines Brazil has fully equipped its narrow-body fleet with Wi-Fi, reaching 100% completion with 141 aircraft connected.
Branding
During 2024, LATAM achieved significant success in brand awareness, closeness, reputation and being considered the first choice among passengers (i.e., when respondents selected LATAM Airlines as their preferred airline among those they know). According to Ipsos, a global leader in brand measurement, as of December 31, 2024, LATAM was ranked as the first choice airline in Chile, Brazil, Peru and Ecuador, and throughout 2024, it significantly reduced the passenger preference gap compared to its competitors in Colombia.

Our brand image continued to strengthen, anchored on pillars such as trust, by providing a fair, empathetic, transparent and straightforward experience to our customers; and expanding our network, experience, and sustainability efforts. Some key initiatives in 2024 that contributed to these achievements included LATAM’s participation in Brazil's Big Brothers Program, involvement in local festivals such as “Cordillera” and “Rock in Rio,” sponsorship of the Copa America USA 2024, an alliance with the Chilean Teletón, a contract with singer Carlos Vives for diverse marketing campaigns, and a partnership with the Ecuadorian National Soccer Team.
Distribution Channels
We are committed to being the preferred choice of our customers and consistently focus on their needs in our decision-making processes. Our distribution channels are organized into two main categories: direct and indirect. Both are designed to enhance their respective platforms to facilitate seamless interaction for our clients, both for sales or service purposes. LATAM remains firmly dedicated to the digital transformation of its distribution channels, leveraging technology to improve the customer experience.

Direct channels

LATAM’s direct channels include city ticket offices, contact centers, and digital platforms such as our website, mobile applications, and smart business tools. These channels serve both sales and customer service functions, supporting passengers before, during, and after their journeys.

City ticket offices are equipped to provide additional services to enrich the customer experience. Our multilingual contact centers offer support in six languages (Spanish, English, Portuguese, French, German, and Italian), ensuring comprehensive assistance to our diverse customer base.

As part of our digital strategy, LATAM has developed mobile applications that provide passengers with real-time trip information. These applications improve contingency management, allowing LATAM to deliver timely and transparent information and solutions to customers. Looking ahead, we plan to continue enhancing our digital platforms to support anticipated growth and further streamline the online experience for our customers.

In 2024, 63% of passengers purchased their tickets through one of LATAM’s direct channels, representing a 3 percentage point increase when compared to 2023.

Indirect channels

LATAM’s indirect channels include travel agencies, general sales agents, other airlines’ distribution systems, and online travel agencies. To better serve customers through these channels, LATAM provides travel agencies with various connectivity options, such as Global Distribution Systems (“GDS”), as well as direct connections like “e-LATAM” in Brazil and “NDC by LATAM.” We continuously expand and improve these solutions to enhance the customer experience.

In 2024, 37% of passengers purchased their tickets through one of LATAM’s indirect channels, representing a 3 percentage point decrease when compared to 2023.

During 2024, LATAM intensified its collaboration efforts with travel agencies to further enhance the NDC platform in its core markets. Efforts focused on expanding access to NDC for agencies through various options, including an Application Programming Interface (“API”), a free portal, and partnerships with 24 certified aggregators.

LATAM also signed a strategic agreement with Amadeus, making it the second GDS to offer NDC content to travel agencies, following a similar agreement with Sabre in 2023. The launch of the Sabre connection is anticipated for early 2025, with the development phase for Amadeus already underway. These advancements are expected to strengthen LATAM’s competitive position and support its growth objectives in the coming years.

Direct connections

Direct connections encompass 100% of LATAM’s direct channels (such as our website, mobile applications and ticket offices) as well as digital platforms within indirect channels, including e-LATAM and NDC. These connections allow for direct interactions between LATAM and its customers or travel agencies, providing efficient and transparent access to LATAM’s services and products.

When combining direct channels and direct connections within indirect channels, 87% of passengers purchased their tickets through these platforms in 2024, marking an increase of 7 percentage points when compared to 2023.
Frequent Flyer Program
Our frequent flyer program, LATAM Pass, is a strategic asset and a core source of value that differentiates the group from other carriers, and is also a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and as a result, it generates incremental revenues and promotes customer retention.

LATAM Pass members can qualify for five elite categories: Gold, Gold Plus, Platinum, Black and Black Signature. These categories determine which benefits customers are eligible to receive, including LATAM Pass miles earning bonuses, free upgrades, VIP lounge access and preferred boarding and check-in privileges. Members of the

LATAM Pass program accrue LATAM Pass miles for ticket purchases, depending on the dollars spent on tickets. Customers of the program can redeem LATAM Pass miles or points for free tickets as well as for other products or services available in our partnerships system and marketplace shopping. The current contract with the financial partner in Chile will end on December 31, 2025, and the Company is evaluating alternatives that, in the best interest of the company, contribute to further improve the LATAM Pass Program and its related partnerships.

As of December 31, 2024, LATAM Pass had approximately 49 million members, representing an increase of 9% compared to 2023. In 2024, LATAM Pass announced the following changes aimed at offering an innovative and personalized experience to its members, with more options for earning and redeeming miles, as well as facilitating access to elite membership categories. We also removed the restrictions that limited the earning of qualifying points exclusively on LATAM flights, allowing members to accumulate qualifying points without restrictions when flying with our partner airlines. Additionally, we have expanded our network of alliances where members can earn qualifying points and have adjusted the thresholds for achieving elite membership status, making it more accessible for our members.

In 2024, LATAM Pass achieved its highest level of customer satisfaction, reaching 58% among all members and 60% among elite members. These efforts to enhance members’ experience when using our services was recognized by the Frequent Traveler Awards, naming LATAM the “2024 Airline Loyalty Program of the Year in the Americas” for the second consecutive year, as well as the “2024 Best Earning & Redemption Ability in the Americas.”

Due to the success of the LATAM Pass Brazil App, which relaunched at the end of 2023, we have achieved approximately 2 million downloads to date; a 4.6 rating in various application stores and excellent levels of member satisfaction. At the end of 2024, LATAM Pass launched the LATAM Pass App in Spanish-speaking countries and made significant improvements to its web platform, to keep members more connected and offer them an extraordinary digital experience.

In December 2024, LATAM Pass announced the launch of “Bonus LATAM Pass” for 2025, which will allow all LATAM Pass members to personalize their journey by choosing additional benefits beyond their membership category. Each time a certain threshold of qualifying points is achieved, a list of benefits is activated so that the member can use them in a future trip for an enhanced travel experience, such as free checked bags, VIP lounge access, qualifying points rollover, and accrual and qualification for a favorite route.
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

The cargo business operates a similar route network used by the passenger airline business. As of December 31, 2024, it includes 163 destinations in 31 countries. Out of these destinations, 151 are served by passenger and/or freighter aircraft, while 12 are served only by freighter aircraft. Furthermore, in 2024 the cargo operation’s NPS reached 50 points.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2024	2023	2022
ATKs (millions)	8,066.1	7,171.0	6,255.7
RTKs (millions)	4,330.4	3,704.0	3,532.5
Weight of cargo carried (thousands of tons)	998.1	945.5	900.6
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	36.9	38.5	48.9
Total cargo load factor (%)	53.7%	51.6%	56.5%
During 2024, cargo revenues increased by 12.2% compared to 2023 while total cargo capacity increased by 12.5%. Cargo traffic increased by 16.9%, resulting in a 2.0 percentage point increase of the cargo load factor. This increase in capacity was also due to the rise in passengers capacity levels, and the use of aircraft bellies for cargo purposes. However, cargo yield fell 4.0% when compared to 2023. As a result, revenues per ATK slightly decreased by 0.2% when compared to 2023, mainly due to lower performance levels in the first half of 2024, followed by a strong recovery in the second half of the year, driven by increased southbound demand from Europe and North America to South America.

LATAM considers its passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy aimed at increasing competitiveness by enhancing the belly offering. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo. As of December 31, 2024, LATAM cargo affiliates operated 8 Boeing 767-300Fs (factory freighters) and 13 Boeing 767-300BCFs (converted freighters). We intend to operate a combined fleet of 19 Boeing 767-300Fs/767-300BCFs in the future. As a consequence, in the first half of 2025 we plan to sell one Boeing 767-300F and sell an additional Boeing 767-300F in the second half of 2026.

The United States is the main market for cargo traffic to and from Latin America. Besides being the main market for Latin American exports by air, cargo consolidated in the United States accounts for the majority of the goods transported by air to Latin American countries. Miami is the main gateway to and from Latin America and we operated the vast majority of our freighter operations from there. Accordingly, we have headquartered our international cargo operations in Miami. We also utilize passenger flights to and from New York, Los Angeles, Atlanta, Boston and Orlando and our seasonal dedicated freighter services to Chicago. Additionally, using different trucking companies LATAM offers a road-feeder network, connecting our hub in Miami and other online gateways in the United States (for example, Los Angeles, New York, Chicago, and Orlando) with key off-line origins and destinations. LATAM group also transports cargo to and from ten destinations in Europe: Barcelona, Lisbon, London, Milan, Paris, Rome, Frankfurt, Madrid, Brussels and Zaragoza. The first six points are served only via passenger aircraft. Frankfurt and Madrid are served by both passenger and freighter aircraft, while Brussels and Zaragoza are only served through freighter operations. The group offers a road-feeder service within Europe to expand our footprint and balance traffic between our different origins.

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

The largest domestic cargo operations are in Brazil, where LATAM Cargo Brazil is the only wide-body freighter operator, carrying cargo for a variety of customers, including freight-forwarding companies, logistics operators, e-commerce companies and individual consumers.

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

Cargo-Related Investigations
See “Item 8. Financial Information—Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”
Fleet
General

As of December 31, 2024, LATAM had a total fleet of 347 aircraft, comprised of 326 passenger aircraft and 21 cargo aircraft, including 4 aircraft classified as non-current assets held for sale. Please see Note 13 of our audited consolidated financial statements.

	Number of aircraft in operation
	Total		Aircraft classified as Property, plant and equipment		Aircraft classified as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	40	(2)	13	(2)	27	3.23	16.51
Airbus A320-200	135		86		49	5.75	13.84
Airbus A321-200	49		19		30	4.53	10.61
Airbus A320-neo	30		3		27	9.82	3.13
Airbus A321-neo	14		—		14	10.70	0.88
Boeing Aircraft
Boeing 767-300ER	9		9		—	—	16.60
Boeing 787-8	10		4		6	6.54	11.12
Boeing 787-9	27		2		25	7.44	7.48
Boeing 777-300ER	10		10		—	—	13.69
Short-Term Leases
Airbus A330-200	2		—		2	1.16	16.92

Total passenger aircraft	326		146		180	6.38	11.62

Cargo aircraft
Boeing 767-300 Freighter	21	(3)	20	(3)	1	6.04	17.36
Total cargo aircraft	21		20		1	6.04	17.36

Total fleet	347		166		181	6.37	11.97

______________________________________________________
(1)All passenger aircraft bellies are available for cargo.

(2)This includes two Airbus A319-100 aircraft classified as non-current assets held for sale. For more information, see Note 13 of our audited consolidated financial statements.

(3)This includes two Boeing 767-300 Freighter aircraft classified as non-current assets held for sale. For more information, see Note 13 of our audited consolidated financial statements.

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
For short-haul domestic and continental flights, LATAM Airlines Group and its affiliates operate Airbus A320-family aircraft. The Airbus A320-family has been incorporated into our fleet pursuant to leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9 and 777-300ER. Additionally, we also operate A330 aircraft for long-haul flights through a wet lease agreement with Wamos. For cargo flights, we operate Boeing 767-300F aircraft.
Utilization
The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day(1).

	2024	2023	2022
Passenger aircraft (2)
Boeing 767-300ER	10.1	8.4	5.9
Boeing 787-8/9	12.5	12.2	9.0
Airbus A320-Family	10.7	10.3	8.9
Boeing 777-300ER	12.5	12.7	9.8
Airbus A330-200	13.4	—	—
Total passenger aircraft	10.9	10.5	8.7

Cargo aircraft
Boeing 767-300 Freighter	11.8	11.7	12.5
Total cargo aircraft	11.8	11.7	12.5

Total passenger and cargo	11.0	10.5	8.9
______________________________________________________
(1)Utilization rates are calculated by dividing total block hours by total aircraft, excluding subleased aircraft and non-operational aircraft.
(2)Passenger utilization excluded flights in passenger aircraft with only cargo.

Fleet Leasing and Financing Arrangements
LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing with financial leases, tax leases, sale-and-leaseback transactions and operating leases. As of December 31, 2024, LATAM group had a total fleet of 347 aircraft, of which 2 Boeing 767-300 Freighter aircraft and 2 Airbus A319-100 aircraft are non-current assets classified as held for sale.

As of December 31, 2024, LATAM group’s fleet was comprised of 47 financial leases, 3 tax leases, 196 operational leases, 2 wet leases and 99 unencumbered aircraft (32 aircraft reserved as collateral for the RCF). Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 23 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”), 12 supported by the European Export Credit Agencies (the “ECAs”) and 12 commercial financial leases with other entities. LATAM’s lease maturities initially range from 8 to 12 years. Moreover, as of December 31, 2024, LATAM had a total of 190 spare engines, comprising 44 operational leases, 39 engines provided as loan collateral and 107 unencumbered engines (18 engines reserved for RCF). LATAM’s portfolio includes approximately US$1.5 billion in unencumbered assets, including aircraft and additional engines.

LATAM’s aircraft debt, which consists of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. As of December 31, 2024, 76% of our aircraft debt has a fixed interest rate and the remaining portion has a floating rate based on USD Term SOFR.

In order to reduce LATAM Airlines Brazil’s balance sheet currency exchange exposure to the Brazilian real, as part of the integration plan following the merger with TAM, LATAM Airlines Brazil sought to transfer the majority of its aircraft under financial leases to LATAM Airlines Group S.A. As of December 31, 2024, only 1 aircraft is subject to financial lease by LATAM Airlines Brazil. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Sources of financing” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures” for a description of expected sources of financing and expected expenditures on aircraft.

The leases provide us with flexibility to adjust our fleet to demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft’s financial debt as of December 31, 2024 for all remaining periods through maturity (the latest of which expires in December 2036) was US$1,272 million. See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations—Long Term Indebtedness”.

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

Maintenance
LATAM Maintenance
LATAM Maintenance possesses a diverse range of facilities and capabilities, spanning from major inspections and overhauls, to routine or corrective maintenance tasks that are conducted between each flight.

The heavy maintenance, line maintenance and component shops are equipped and certified to service the group’s fleet of Airbus and Boeing aircraft. LATAM group’s maintenance capabilities enable flexibility in scheduling airframe maintenance, offering an alternative to third-party maintenance providers. Approximately, 4,300 LATAM Maintenance professionals ensure the fleet operates safely and in compliance with all local and international regulations. LATAM group strives to provide the best experience to its passengers through the highest standards of safety, on-time performance and cabin image and functionality.

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of twelve heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

LATAM Maintenance’s continuous improvement efforts are focused on reducing costs and enhancing reliability. In addition to the LEAN-Six Sigma project, aimed to increase technician productivity, optimize inventory, diminish repair turn-around times and develop new internal repair capabilities, are working on a full digital transformation in collaboration with McKinsey and Thoughtworks. These projects are developed using the AGILE methodology, with a focus on exploring and incorporating new technologies that are most suitable for each specific case, such as data analytics and artificial intelligence.
LATAM Line Maintenance
The Line Maintenance Network serves over 170 locations and carried out over 2.8 million man-hours of preventive and corrective maintenance tasks on the LATAM fleet during 2024. We also rely on certified third-party services in many of our international destinations where it is economically convenient, such as in Lisbon, (where we are served by Nayak), and London (served by KLM) among others.

LATAM group’s Line Maintenance Network has hangar facilities in Santiago, São Paulo (Conhongas or “CGH,” and Guarulhos or “GRU”), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the

Line Maintenance Network by enabling the execution of tasks that might be restricted because of adverse weather conditions and environmental authority restrictions.

The Line Maintenance teams perform heavy maintenance in their hangars located at GRU and Lima, taking advantage of the technical skills and available infrastructure. These facilities have the ability to replace landing gear for both the Boeing 777 and Airbus 320 fleets, as well as conduct C Checks for the Boeing 777 and special Checks for the Airbus A320-family, such as the 24MO and other projects.

In order to strictly comply with applicable regulations, all of our maintenance operations are supervised and audited by the local authorities and international entities around the Network, such as DGAC, Agência Nacional de Aviação Civil in Brazil (“ANAC”), the Federal Aviation Administration in the United States (“FAA”), the International Air Transport Association Operational Safety Audit (“IOSA”) (by the International Air Transport Association or “IATA”) and the International Civil Aviation Organization (“ICAO”), among others. The audits are conducted in connection with each country’s certification procedures and enable us to perform maintenance for the aircraft types registered in the certificating jurisdictions. Our repair stations hold FAA Part-145 certifications under these approvals.

To ensure our technical personnel is properly qualified, we have developed extensive training programs at our Technical Training Centers in Chile and Brazil. Our focus is to constantly improve the skills of our technicians in order to maintain our prime safety and reliability standards.
LATAM MRO
The two main MRO (“Maintenance, Repair and Overhaul”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), are equipped and certified to service our fleet of Airbus and Boeing aircraft and provided 88.0% of all heavy maintenance services that LATAM demanded in 2024, effectively executed 1.54 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. LATAM occasionally performs certain heavy maintenance and component services for other airlines or OEMs.
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
During 2024, LATAM MRO’s executed 435 services, including C checks (209) and Special Checks (226) for the LATAM fleet.
LATAM group’s Corporate Safety and Security Management
LATAM group’s Corporate Safety and Security Management is comprised of four areas: Safety, Security, Occupational Safety, and Emergency Response Management (ERM), which work in close collaboration with our operational and support areas to achieve the Company’s purpose by ensuring acceptable levels of safety and security in an efficient manner, balancing the continuity of our operations with the well-being of our passengers and collaborators, with the objective that all of them arrive safely at their destination.

During 2024 we saw a steady increase in operations, marked by the launch and resumption of routes for both passengers and various cargo services. These developments required thorough on-site inspections and management evaluations to validate compliance with safety and security requirements. To address the new challenges faced by the Company, its affiliates and the industry, the LATAM Corporate Safety and Security department enhanced its data analytics capabilities to support decision-making processes. It also integrated advanced technology into process supervision to mitigate undesired events across various operational areas. This approach included monitoring preventive and predictive indicators linked to potential risks, grounded in robust management systems that support LATAM group’s commitment to safety and security.
Organizational Structure of LATAM Safety and Security Vice-Presidency
Safety Management
The Safety Management Departments ensure that providing safe and reliable air service remains LATAM group’s highest priority. Given the operational complexity, as well as the multicultural challenges that we face, LATAM group concentrates its safety management activities under the umbrella of a coordinated structure, which is responsible for the implementation and oversight of unified policies and procedures throughout the group.
The core foundation of this department lies within its robust Safety Management System (“SMS”), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through Flight Data Monitoring (“FDM”), also known as Flight Operations Quality Assurance (“FOQA”), we are able to capture, analyze, and even visualize the data recorded during revenue flights and compare it with the Company’s Standard Operating Procedures (“SOPs”). In parallel, the Line Operations Monitoring Program (“LOMP”) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we intend to improve overall safety, increase maintenance effectiveness, and reduce operational costs. The group’s SMS is documented, available internally to all employees, and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety as a whole. Furthermore, IOSA certification ensures the proper qualification of our employees, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third-party companies and contractors.
In 2024, LATAM group focused on enhancing its performance indicators through a continuous improvement process. This resulted in the group achieving its record levels of operational safety, effectively reducing risks associated with Runway Safety, including Runway Excursion, Mid-air Collision, Controlled Flight into Terrain (“CFIT”), Loss of Control In-Flight, and others.

To further enhance operational safety, LATAM group has introduced Micro Learnings, short online training courses aimed at complementing gatekeeper feedback and enhancing specific skills related to observed safety events. A total of 10 courses are already available, and cover aspects of the operations like aircraft energy management, monitoring skills and workload management.

In 2024, we continued to advance the Safety II project by incorporating a tool designed for the rapid identification of flight phases, operations at specific airports, or fleet operations that may present opportunities for improvement relative to established standards. During the second half of 2024, we also focused on creating a risk modeling tool based on the variables that most significantly impact the operational performance of a flight.

In 2024, LATAM group assessed its safety culture through the IATA I-ASC survey, which measures elements like informed culture and reporting culture. The 2024 survey results demonstrated a robust safety culture, improved performance compared to previous surveys and also positioned the group in the first quartile of the surveyed companies, surpassing the industry benchmark across all sectors under analysis. These integrated actions reaffirm LATAM group’s commitment to safety and the continuous improvement of its operations.

In 2024, LATAM group implemented the Unified Pre-IOSA, engaging all ten group operators in a systematic assessment of the Company’s critical processes and main safety risks, based on the new “IOSA Risk-Based” methodology. This internal audit aims to enhance group visibility, improve quality and operational safety, and adequately prepare for the official audit scheduled for 2025. Always focusing on safety, we expect this new challenge to strengthen our group and drive a continuous improvement and effectiveness in our processes.
Security Management
The Security Management Department is responsible for coordinating the security of LATAM group’s passengers, employees, aircraft, equipment and facilities. It safeguards the group’s infrastructure and assets while protecting people against threats or unlawful action, encouraging the reporting and handling of suspicious situations that could impact operations.

The Security Management System (“SeMS”) has strengthened each of its pillars through ongoing improvement and performance monitoring. These efforts aim to establish clear guidelines and ensure compliance with civil aviation procedures and regulatory requirements, in collaboration with authorities and other relevant stakeholders.

Our commitment with security extends to both passengers and cargo operations, supported by processes such as reporting, communication, day-to-day operational effectiveness, contingency planning, continuous supervision, and a drive for operational excellence. These measures aim to provide an appropriate and timely response to threats or unlawful interference affecting LATAM group’s operations, facilities and infrastructure, keeping risk levels within acceptable limits.

During 2024, major challenges arose from geopolitical and socioeconomic instability, which led to mass migration and operational difficulties at certain transit airports. In addition, a significant increase in disruptive passenger behavior and heightened regional crime rates prompted new risk analyses and stricter security measures.

In 2024, security service contracts were tendered simultaneously in several countries aiming to consolidate providers by region to improve performance management and strengthen contractual requirements. New Service Agreements (“NSAs”) were also established to standardize service levels and foster a shared commitment to quality, ensuring that each security process is executed with rigor and care for the customer.

Among the key projects, we achieved the digitization of support processes and the implementation of more user-friendly, effective passenger interview methodologies (an initiative validated by the TSA), which strikes a balance between regulatory compliance and a positive travel experience. In the cargo business, we adopted new technologies to monitor every transfer point, preventing losses and unlawful interference via traceability checkpoints and security camera analytics. This approach strengthened investigative and predictive capabilities, focusing on mitigating insider threats. Additionally, we achieved significant progress in unifying LATAM group’s global access control methods across multiple countries. We introduced a new policy to define the technical standards for Security Control Centers (“SCCs”), enabling them to fulfill their expanded role with improved proactive and preventive capabilities.

Finally, we achieved structural cost optimization through improved negotiations, the integration of technology, and task synergies with other departments.
Health Safety Environmental Management (HSE)
Occupational safety management is responsible for defining guidelines to assess and mitigate occupational and health risks for workers. This includes establishing standards, supporting operations, and advising on the implementation of relevant procedures, while also monitoring compliance, evaluating the effectiveness of measures taken in response to critical events and risks. In addition, it ensures adherence to applicable regulations and promotes worker well-being and safety through trainings and awareness programs.

Although the injury rate (a long-tracked conventional metric) has continued to decline and stabilize across operational areas, the focus in 2024 shifted to indicators designed to identify the potential for serious accidents and enable preventive steps before the occurrence of such events. LATAM group has increased efforts to identify unsafe conditions in operations, aimed at effectively addressing and resolving such conditions.

To achieve these goals, LATAM group relies on active observers and empowered supervision, whose primary mission is to safeguard and protect the physical and emotional well-being of employees. Complementing this constant oversight, new technological tools have begun to be incorporated to detect critical risks and enable timely intervention. Activities are monitored and actions are triggered through security camera systems.

Together, these measures facilitate the analysis of the potential impact of serious and fatal injuries, allowing LATAM group to anticipate conditions that could lead to accidents.

Finally, in 2024 we published the first version of the Occupational Safety Management System (“OSMS”). This milestone represents a major step toward standardizing management practices and ensuring the implementation of safe work behavior guidelines at all levels.
Emergency Response Management (ERM)
LATAM Emergency Response Management is responsible for overall corporate Emergency Response Plan (“ERP”) implementation. It has been designed to comply with airline responsibilities (as defined by ICAO) and for overall management, command, and control of the crisis response. LATAM ERP sets procedures to deal with different scenarios, such as aircraft accidents, serious incidents, natural disasters, union strikes, and pandemics. ERP establishes specific teams, procedures, and resources to mitigate the impact of these emergencies on our passengers, their families and for caring for others affected, besides ensuring the continuity of our operations. The ERP is an essential tool to meet the needs of those who need it most, and we have different levels of teams prepared to be activated (but are not limited to): Emergency Process and Procedures, Emergency Control Centers, a Relatives & Passengers Assistance Team, a Notification Team, Aircraft Recovery, and a dedicated “Go Team” that can be activated and address an emergency situation.

Fuel Supplies
Fuel costs comprise one of the single largest categories of our operating expenses. In 2024, total fuel costs represented 34.5% of our total operating expenses. As of December 31, 2024, crude oil prices decreased compared to December 31, 2023. Our average into-wing price for 2024 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$2.9 per gallon, representing a decrease of 11.3% from the 2023 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which are in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”
The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	For the year ended December 31
	2024	2023	2022
Fuel consumption (thousands of gallons)	1,357,064.1	1,195,029.7	1,017,158.6
ASK (millions)	157,930.8	137,250.5	113,851.9
Fuel gallons consumed per 1,000 ASK	8.6	8.7	8.9
Total fuel costs (US$ thousands)	3,970,077	3,947,220	3,882,505
Cost per gallon (US$)	2.9	3.3	3.8
Total fuel costs as a percentage of total operating expenses	34.5%	37.2%	40.3%
In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates occur on a weekly, bi-weekly and monthly basis. Brazil, our largest market, bases its price on a refinery posting updated every month, which is set in Brazilian real per liter, plus fees and taxes. Refinery prices in Brazil have stabilized and matched a more transparent import parity model, creating a more competitive and predictable market for the region. However, Brazil continues to have higher taxes compared to other markets, which impacts the overall costs.
The fuel supply agreements vary by airport and are distributed among 25 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (41%), Chile (16%), the United States (10%), Peru (12%), and Colombia (6%). LATAM has consistently focused on strengthening its fuel supply agreements, leveraging restructuring opportunities and operational improvements. Through strategic negotiations with global fuel suppliers, LATAM secured long-term agreements with favorable terms and enhanced competitive positioning. In recent years, these efforts included improved credit terms and expanded supplier options across key markets, such as Brazil, Colombia, Argentina, Peru, Chile, and major European airports. In 2024, the fuel supply contracts for Colombia, Argentina, Peru, Chile and major European airports were renegotiated and all of them resulted in better payment conditions leveraged by LATAM’s strong financial results. Additionally, the supply contract for Brazil was renegotiated to further improve credit terms and develop a second supplier for the country, dividing its volume and providing additional flexibility to the operation as well as creating competition for the future. The negotiations in Colombia and Chile also resulted in more competition, by adding other sources of supply, with favorable commercial conditions.

LATAM has continuously worked to enhance its fuel supply strategies, fostering competition and ensuring access to diverse sources. In Chile and Peru, the adoption of an import model alongside local refinery supply created a more competitive market. In Brazil, LATAM pioneered a jet fuel import project, securing pipeline capacity to supply São Paulo’s Guarulhos Airport and stabilizing refinery prices through this initiative. By late 2023 and early 2024, LATAM successfully renewed pipeline capacity, ensuring continued access to alternative supply options. Additionally, LATAM collaborated with industry organizations during the global crisis to secure cost reductions in key markets like Bolivia and Colombia. Despite challenges such as refining decreases and rising import costs in Europe during 2022 and 2023, LATAM maintained supply stability. Finally, during 2024, LATAM was able to introduce a second source of imported fuel in Chile, which created more competition among suppliers which ultimately would create better market conditions for LATAM.

As part of a comprehensive energy efficiency initiative, the LATAM group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:
•In our efforts to modernize our fleet, we have invested in more modern and efficient aircraft, such as the Boeing 787, the Airbus A320neo and the Airbus A321neo. We have also undertaken investments to retrofit a portion of our Airbus A320 fleet to allow for more efficient standard operational procedures. As of December 31, 2024, 85 Airbus aircraft of the A320-family are still to be received, with deliveries scheduled between 2025 and 2030, and 15 Boeing 787 Dreamliner aircraft remain to be received with deliveries scheduled between 2027 and 2030.
•LATAM has continuously implemented weight reduction measures to optimize fuel efficiency and reduce costs. These efforts include minimizing onboard water, using ultra-light service carts, optimizing fuel loads based on destination, and improving weight distribution for an optimal center of gravity. Additionally, freight factor improvements have been prioritized by integrating passenger and cargo services. The removal of in-flight magazines in 2019 and 2020 saved nearly 50 kg per flight, while regulatory changes in Brazil and, later, across Spanish-speaking countries standardized fuel policies, significantly reducing unnecessary route reserve fuel. In 2024, LATAM launched the “IFE Removal” project, aimed at removing outdated in-flight entertainment components, such as overhead screens, from over 150 Airbus A320 Family aircraft by 2026, further reducing more than 100 kg per aircraft.
•LATAM has continuously enhanced its in-house LATAM Pilot Tools app to support flight crews with personalized feedback on efficiency and safety indicators, such as fuel usage and ground consumption. Over time, the app has evolved to include features like fuel efficiency tracking and KPI visibility, generating significant savings and improving operational performance. In 2024, LATAM focused on further enhancing the app by refining user experience and deepening pilots’ engagement with their efficiency indicators, reinforcing its commitment to sustainability and fuel optimization.
•Standardized operational procedures have been implemented for every stage of the flight (taxiing, climb, cruise, approach, and landing). For example, changes in climb profiles that generate savings with minimal changes in the flight crew's workload, or minimizing the use of the auxiliary power unit when an aircraft is on the ground.
•As of 2024, LATAM implemented an “APM” (Aircraft Performance Monitoring), which analyzes all flight data and provides real-time performance insights for each aircraft. The APM identifies and monitors maintenance opportunities to reduce fuel consumption, including frequent engine or wing washes, aileron and flap rigging, and it also measures the drag reduction impact of external influences, such as painting procedures.
•Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates that improve fuel consumption. As of 2024, LATAM signed an agreement with Lufthansa Technik for the installation in 5 B777 aircraft of Aeroshark Technology, a bionic film that successfully mimics the skin of sharks and optimizes airflow, thus enabling a reduction of up to 1% in fuel flow. As of December 31, 2024, two aircraft were successfully retrofitted with Aeroshark Technology.

•LATAM has continuously improved flight planning processes through tools like Full Tracks, developed by the Fuel Team with support from Operations and Safety, to enhance programming and optimization of flight plans. Centralized and standardized fuel planning policies across dispatch centers allowed for unified criteria and better performance tracking. Operational parameters, including those related to tankering, were revised in 2023 to maximize efficiency, particularly leveraging the arrival of A320neo and A321neo aircraft, supported by the Tail Assignment tool for optimal fleet use.
•Since 2020, LATAM has collaborated with the Advanced Analytics team to develop machine learning models for accurate weight and extra fuel forecasts, as well as optimizing flight routes. Route optimization also benefited from reduced overflight costs in certain regions, enabling shorter trajectories for long-haul flights. LATAM continues to expand these models to provide critical recommendations for both flight planning and in-flight operations.
•In 2022, LATAM implemented Airbus Descent Profile Optimization (“DPO”) software across 200 A320 aircraft, reducing each aircraft’s annual fuel consumption by 100 tons and CO2 emissions by 300 tons. This initiative is a significant step in LATAM’s sustainability efforts.
•LATAM introduced new air conditioning units (“ACUs”) and ground power units (“GPUs”), working closely with ground handling, airports and operations teams to significantly surpass pre-pandemic performance levels. Additionally, the implementation of IATA Service Level 2 procedures in 2023 ensured more efficient and punctual aircraft operations.
As a result of LATAM’s continuous commitment with sustainability, LATAM Airlines Group was recognized between 2014 and 2019 by the Dow Jones Sustainability Index as one of the world’s leading companies in eco-efficiency (due to LATAM Airlines Group and several of its affiliates filing for Chapter 11 and the LATAM ADRs delisting from the New York Stock Exchange, the group was not eligible to be considered for the Dow Jones Sustainability Index between 2020 and 2023). The magnitude of this program has allowed us to reduce operational costs along with the improvement of environmental performance, and to enhance environmental awareness both within the group and externally.
In November 2024, the Corporate Sustainability Assessment (“CSA”) by S&P Global recognized LATAM Airlines Group as the most sustainable airline in the Americas and the fifth worldwide. This recognition and the results of its CSA allowed LATAM to rejoin the prestigious Dow Jones Sustainability Index, and its reinstatement as a member on the index’s Chilean list and the MILA Pacific Alliance list, which highlights companies from Chile, Colombia, and Peru.
Ground Facilities and Services
The main ground facilities operations are based at the Guarulhos Airport in São Paulo, Brazil. The Brazilian affiliate also operates significant ground facilities and services at its headquarters located at Congonhas International Airport in São Paulo, Brazil.
LATAM group also has significant operations at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the DGAC and other outsourced concessions. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.
We incur certain airport usage fees and other charges for services performed by the various airports where we operate, such as air traffic control charges, take-off and landing fees, aircraft parking fees and fees payable in connection with the use of passenger waiting rooms and check-in counter space.
Ancillary Airline Activities
In recent years, LATAM group has been developing different initiatives to increase its ancillary revenues generated by its airline operations. The implementation of these initiatives aims to offer a better on-board experience, while allowing passengers to customize their journey. LATAM group’s customers are able to purchase additional services such as extra luggage, preferred seating options, upgrades to our Premium cabins, among others.

In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (LATAM Pass) and other miscellaneous income. In 2024, LATAM generated other income of US$200.7 million from these activities.
Insurance
LATAM group maintains aviation insurance policies as required by law, aircraft financing, and leasing agreements, for its entire fleet (aircraft that LATAM and its affiliates own, operate, and are responsible for).

These policies provide coverage for aircraft hulls (including war risks and spares), third-party legal liability, cargo, baggage, injuries, property damage, and loss of cargo. LATAM’s policies are in full force and are renewed annually along with IAG Group (British Airways, Iberia and their affiliates), which allows LATAM group to obtain coverage at the best level of the aviation industry.

LATAM group also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. In general, LATAM group’s vehicles are insured against the risk of robbery, damages, fire, and general liabilities. Additionally, LATAM maintains a casualty insurance program that provides coverage worldwide.
Information and Digital Technologies
The LATAM website and mobile app launched in 2021 and 2022 enabled customers to complete their purchases in less time and manage payments, refunds, and compensations through a digital wallet, all while seeking to strengthen its ancillary offerings.

In this regard, in 2024, 9 out of 10 passengers who changed their itineraries used a digital channel for management of their trip. Additionally, as of December 31, 2024, 83% of refunds were processed through our digital channels, with 98% of those being paid within the Service Level Agreement (“SLA”) of seven business days. Furthermore, improvements in digital customer experience and service resulted in a 3 percentage point increase in our Digital CSat, reaching 63% by the end of 2024.

During the same period, 9 out of 10 passengers arrived at the airport fully prepared to fly due to the use of digital solutions that enabled them to self-manage their trip. This includes various steps such as check-in, purchasing additional baggage and seats, selecting seats, and the bidding and purchasing of cabin upgrades.

LATAM continued to work on positioning latam.com as a single marketplace for all travel needs while boosting the sales of air ancillaries and packages. Consequently, as of December 2024, latam.com reached an annual market penetration of 61%, which reflects the percentage of passengers who purchased through LATAM’s direct sales channel latam.com, and continued working on the connection to the IATA’s NDC to strengthen connections with indirect channels while maintaining direct connectivity.

LATAM has incorporated a dedicated analytics and AI taskforce focused on network optimization, personalization of flight offers, fuel consumption and predictive maintenance.

Furthermore, we have highlighted the adjustment of strategies to reduce our technology supplier footprint by renegotiating key contracts to ensure flexibility and cost efficiency.

For information on cybersecurity, please see “Item 16.K Cybersecurity Management and Strategy.”
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
In Chile, Brazil, Colombia, Ecuador, Peru, among others, aircraft must comply with certain noise restrictions. LATAM’s aircraft substantially comply with all such restrictions, having implemented at least the standard known as “Stage 4 Requirements” across its fleet.
In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), providing a framework for a global market-based measure to stabilize CO2 emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). With the adoption of this framework, the aviation industry became the first industry to achieve an agreement with respect to its CO2 emissions. The scheme, which defines a unified standard to regulate CO2 emissions in international flights, started being implemented in various phases by ICAO member states in 2021 (with the voluntary member states).
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
Ecuador
Aeronautical Regulation
There are two institutions that control commercial aviation on behalf of the State: (i) The Consejo Nacional de Aviación Civil (“CNAC”), which directs aviation policy; and (ii) the DGAC, which is a technical regulatory and control agency. The CNAC issues operating permits and grants operating concessions to national and international airlines. It also issues opinions on bilateral and multilateral air transportation treaties, allocates routes and traffic rights, and approves joint operating agreements such as wet leases and shared codes.
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
Brazil
Aeronautical Regulation
The Brazilian aviation industry is regulated and overseen by the ANAC. The ANAC reports directly to the Ministry of Ports and Airports, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, the ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing its activities and responsibilities with the Departamento de Controle do Espaço Aéreo (Department of Airspace Control or “DECEA”), which is a public secretary also subordinated to the Brazilian Defense Ministry, and airport management, in this last case sharing responsibilities with the Empresa Brasileira de Infra-Estrutura Aeroportuária (the Brazilian Airport Infrastructure Company, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of airports granted to private initiative).
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
ANAC is the Brazilian civil aviation authority and it is responsible for supervising compliance with Brazilian laws and regulations relating to air transport. Brazil is a contracting state and a permanent member of the ICAO. The ICAO establishes technical standards for the international aviation industry, which Brazilian authorities have incorporated into Brazilian laws and regulations. In the absence of an applicable Brazilian regulation concerning safety or maintenance, ANAC has incorporated by reference the majority of the ICAO’s technical standards.
Route Rights
Domestic Routes: Brazilian airlines operate under a public services concession, and for that reason Brazilian airlines are required to obtain a concession to provide passenger and cargo air transportation services from the Brazilian authorities. In addition, an Air Operator Certificate (“AOC”) is also required for Brazilian Airlines to provide regular domestic passenger or cargo transportation services. Brazilian Airlines also need to comply with all technical requirements established by the Brazilian Aviation Authority (“ANAC”). Based on the Brazilian Aeronautical Code (“CBA”) established by Brazilian Federal Law No. 7,565/86, there are no limitations to ownership of Brazilian airlines by foreign investors. The CBA also states that non-Brazilian airlines are not authorized to provide domestic air transportation services in Brazil. Under the CBA, domestic air transportation services are reserved for legal entities constituted under Brazilian laws, headquartered in Brazil with its management based in the country.
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
Airfare Pricing Policy
Brazilian and non-Brazilian airlines are permitted to establish their own international and domestic fares, in this last case only for Brazilian airlines, without government regulation, as long as they do not abuse any dominant market position they may enjoy. Airlines may file complaints before the Antitrust Authority (“CADE”) with respect to monopolistic or other pricing practices by other airlines that violate Brazil’s antitrust laws.
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
Antitrust Regulation
Chile
The National Economic Prosecutor Office (“FNE” by its Spanish name) is one of the main antitrust authorities in Chile. The FNE oversees and investigates antitrust matters, which are governed by Decree Law No. 211 of 1973, as amended, or the “Antitrust Law.” The Antitrust Law considers as anticompetitive, any conduct that prevents, restricts or hinders competition, or sets out to produce said effects.

The Antitrust Law continues by giving examples of the following anticompetitive conducts: (i) cartels; (ii) abuse of dominance; and (iii) interlocking.

The FNE or an aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Antitrust Court (the “TDLC” by its Spanish name). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) the amendment or termination of acts and contracts; (ii) the amendment or dissolution of legal entities involved in the infringement; and/or (iii) the imposition of a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company; or when none of these alternatives can be applied, a fine up to approximately US$50 million (60,000 UTA). If the TDLC finds an antitrust infringement, an aggrieved person may sue for damages in a follow-on suit before the TDLC, including both individual claims as well as class actions.

The Antitrust Law also considers the possibility of criminal sanctions for individuals involved in cartel cases. On August 17, 2023 Chilean Law No. 21,595 (the Economic Crimes Act, or “ECA”) was published in the Official Gazette. The ECA modified the criminal sanctions applicable to individuals in cartel cases, which include the following:

1.Imprisonment in its maximum degree to imprisonment in its minimum degree (i.e., from 3 years and one day to 10 years).

2.Fines, calculated according to the system of “daily fines” (in principle, 151 to 200 daily fines). The value of a daily fine corresponds to the average daily net income that the convicted person has had in the period of one year before the start of investigation against such individual, considering work income, rents, income from capital or income of any other kind. If the average daily net income is disproportionately low in relation to the assets of the convicted person, the court may increase the value of the daily fine by up to two times.

3.Disgorgement of profits, by which a person is dispossessed of patrimonial assets whose value corresponds to the amount of the profits obtained through the crime or by perpetrating it. The profits obtained include the rents and profits that have been originated, whatever their legal nature. The profits also include the equivalent of the costs avoided by the wrongful act. The disgorgement of profits can be imposed even without a conviction, provided it is proven that the assets had their origin in an act constituting a crime.

4.Disqualification from holding public office, from 3 years to perpetuity.

5.Disqualification from serving as director or principal executive in any entity subject to the supervision of the Financial Market Commission or in a company controlled by the State, from 3 to 10 years.

6.Disqualification from contracting with the State (any of its organs, services, companies or companies) and termination of any contract in force with the State, from 3 years to perpetuity. The disqualification is extended to any company, foundation or corporation in which the convicted person is directly or indirectly a partner, shareholder or member.

These sanctions can be applied jointly. In addition, according to the ECA, cartel crimes always qualify as an “economic crime,” so that the specific determination of the prison sentence to be imposed, as well as the decision on its potential substitution by a form of execution in freedom or with partial imprisonment, is governed by the ECA.

As described above under “—Route Rights—Airfare Pricing Policy,” pursuant to Resolution No. 445 of August 1995, the predecessor to the TDLC approved a merger between LAN Chile and LADECO subject to certain conditions, including a specific self-regulated fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This self-regulated fare plan was updated by the TDLC particularly to maintain its objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme. Thus, since October 1997, LATAM Chile follows a self-regulated plan, which was modified and approved by the TDLC in July 2005, and further in September 2011. In February 2010, the FNE closed the investigation initiated in 2007 regarding our compliance with this self-regulated fare plan and no further observations were made.

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

The mitigation measures imposed by the TDLC in connection with the LAN and TAM merger were part of a decision issued on September 21, 2011 (the “Decision”). The TDLC approved the proposed merger between LAN and TAM, subject to 14 conditions as generally described below:

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

7.certain restrictions on code-sharing agreements with certain south American carriers or carriers outside the global airline alliance to which LATAM belongs for routes with origin or destination in Chile or that connect to North America and Europe, including the obligation to consult with, and obtain approval from, the TDLC prior to its execution of certain of those codeshare agreements (the “Seventh Condition”);

8.the abandonment of four air traffic frequencies with freedom rights between Chile and Peru, limitations to acquire more than 75% of the air traffic frequencies in that route, and the term for which air traffic frequencies may be granted to LATAM by the Chilean authorities;

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

13.certain transitory restrictions on increasing fares in the Santiago-São Paulo and Santiago - Rio de Janeiro routes for the passenger business and for the Chile-Brazil routes for the cargo business; and

14.engaging an independent consultant, expert in airline operations to, in coordination with the FNE, monitor and audit compliance with the conditions imposed by the Decision for 36 months.

Around June 2015, the FNE filed a complaint against LATAM before the TDLC alleging that LATAM was not complying with the Seventh Condition. LATAM filed a statement of defense opposing the claim and later reached a settlement agreement with the FNE (the “Settlement Agreement”) which was approved by the TDLC on December 22, 2015. The Settlement Agreement terminated the legal proceeding initiated by the FNE and did not establish any violation by LATAM of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Settlement Agreement did establish the obligation of LATAM to amend and terminate certain code share agreements and contract an independent third party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Settlement Agreement.

On October 15, 2019, LATAM was notified that the FNE had opened an investigation regarding a joint venture agreement entered into between LATAM and Delta Airlines Inc. (“Delta”). On August 13, 2021, Delta and LATAM reached an out-of-court-agreement with FNE to close the investigation and allow the implementation of their joint venture agreement, subject to certain mitigation measures. On October 28, 2021 the settlement was approved by the TDLC. The mitigation measures included, among others, obligations for LATAM to restrict and isolate information exchanges and databases related to joint venture markets, as well as updating the company’s compliance program. The settlement also imposes certain obligations on Delta and on directors to LATAM’s board nominated with Delta’s votes, such as affidavits attesting the independence of LATAM’s directors nominated with Delta’s votes, compliance measures to restrict the exchange of commercially sensitive information, and periodic antitrust training regarding their obligations under the settlement.

Relatedly, on November 6, 2023, LATAM, Delta and FNE reached another out-of-court agreement to amend part of the codeshare agreements between the companies, which was approved by the TDLC on December 7, 2023.

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

C.Organizational Structure
LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of December 31, 2024 is as follows:

Sixth Street Partners (24.10%)	Strategic Value Partners (13.83%)	Delta Air Lines (10.05%)	Qatar Airways (10.03%)	Cueto Group (5.03%)	Others (36.97%)

	TEP Chile S.A.	LATAM Airlines Group S.A. (Chile)

100% non voting shares
	48.96% voting share	51.04% voting share

		HoldCo I S.A. (Chile)			100% preferred shares

100% common shares

TAM S.A. (Brazil)

100%

TLA S.A. (Brazil)

As of December 31, 2024, LATAM group is composed of LATAM Airlines Group, incorporated in Chile, and 9 main operating subsidiaries as follow:

Legal Name	Place of Incorporation	Doing Business as	Ownership (%)[1]

Transporte Aéreo S.A	Chile	LATAM Airlines Chile		100.00%
LATAM Airlines Perú S.A.	Peru	LATAM Airlines Peru		99.81%
LATAM-Airlines Ecuador S.A.	Ecuador	LATAM Airlines Ecuador	Voting	60.00%
			No Voting	100.00%
Aerovías de Integración Regional, Aires S.A	Colombia	LATAM Airlines Colombia		99.23%
TAM S.A	Brazil	LATAM Airlines Brazil[2]	Voting	51.04%
			No Voting	100.00%
Transporte Aéreos del Mercosur S.A.	Paraguay	LATAM Airlines Paraguay		94.98%
Lan Cargo S.A	Chile	LATAM Airlines Cargo		99.90%
Linea Aérea Carguera de Colombia S.A.	Colombia	LATAM Cargo Colombia		90.46%
Aerolinhas Brasileiras S.A.	Brazil	LATAM Cargo Brazil		100.00%
(1) Percentage of equity owned by LATAM Airlines Group directly or indirectly through subsidiaries or affiliates.
(2) TAM S.A. includes its affiliate TAM Linhas Aereas S.A (“TLA”), which does business under the name “LATAM Airlines Brazil.”
For more information, see Notes 1 and 14 to our audited consolidated financial statements.

D.Property, Plant and Equipment
Chile
Headquarters
Our main corporate facility is located in Las Condes, where we rent 6,750 m² for our executive offices in a central location of Santiago, Chile. This space is distributed in seven floors along one building.
Maintenance Base
Our 162,500 m² maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar (12,000 m²), warehouses (10,000 m²), workshops (5,300 m²) and offices (11,000 m²), other spaces (22,500m²), as well as a 98,000 m² aircraft parking area capable of accommodating up to seventeen short-haul aircraft. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 6,320 m² of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes.
Other Facilities
We own 58,000 m² of land and a building on the west side of the Comodoro Arturo Merino Benítez International Airport that houses a flight-training center. This facility features three full-flight simulators (which are not property of LATAM), one for Boeing 787 and two for Airbus A320 aircraft. Also, we have 388,000 m² of land without usage.
Fast Air Almacenes de Carga S.A., one of our affiliates that operates import customs warehouses, utilizes a 10,500 m² warehouse located at Comodoro Arturo Merino Benítez International Airport.
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
Maintenance Base
The Maintenance, Repair, and Overhaul (MRO) facility, located in the city of São Carlos in the state of São Paulo, is one of LATAM Airlines Brazil’s most important infrastructure assets. The facility spans a total area of 120 hectares, including a legal reserve and preservation area. Our MRO has 97,500 m² of built-up area, comprising eight hangars, with the ongoing construction of Hangar 9, which will add an additional 5,000 m², as well as 11,000 m² of apron area.

In addition, LATAM Airlines Brazil operates at Hangars II and V in Congonhas Airport, leased from INFRAERO. This facility covers 23,886 m² of offices and hangars and accommodates approximately 1,300 workstations. It also serves as the base for critical operations, including aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.
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
New Facilities
LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2024, including:
1.Improvements and adaptations at GRU Airport to align with updated quality standards.
2.Continued progress on the project to modernize visual communication across cargo terminals.
3.The launch of a project to adapt non-administrative buildings and ensure compliance with accessibility standards.
4.The implementation of a new cargo terminal in Vitória da Conquista to support growing operational demands.
5.The commencement of constructions for a state-of-the-art maintenance hangar (Hangar 9) at the São Carlos MRO facility.
6.The beginning of studies and project planning for the reorganization and optimization of operational areas at Congonhas Airport.
Other locations
We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m² cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aeroterm, a division of Realterm. For the year ended 2024, we paid US$11.5 million in rent under the foregoing leases.

In February 2014, the Company entered into a lease agreement with Miami-Dade County covering approximately 1.81 acres of land located on the grounds of the Miami International Airport. The lease has a term of 30 years with a total annual land cost of US$239,671. Under the lease, we retained the right to construct a hangar facility on the leased premises.

The Company completed construction in November 2015 and the hangar has been operational since June 2016. The property has a 15,479 m² aircraft maintenance space, sufficient to house a Boeing 777 aircraft, in addition to a 9,888 m² area designated for office space. Total investment in this hangar in construction and related expenditures by LATAM was US$16.5 million.

Additionally, LATAM Airlines Paraguay owns 2 hangars at the Silvio Pettirossi Airport in the city of Asuncion with a 37,535 m² area, currently not in use.

LATAM Airlines Peru is in the process of constructing new airport facilities covering 4,000 m² and an aircraft maintenance platform covering 65,000 m². Both projects are being developed at the new Jorge Chavez Airport in the city of Lima.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report.
The summary consolidated annual financial information as of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022, has been prepared in accordance with IFRS Accounting Standards and has been derived from our audited consolidated annual financial statements included in this annual report. The items included in the financial statements of each of the entities of LATAM Airlines Group and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group and Subsidiaries.
Overview
We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2024, 86.2% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 12.3% came from our cargo business. The remaining 1.5% was classified as other operating income, which consists primarily of subleases of aircraft to third parties and other miscellaneous income.
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

	For the year ended December 31,
	2024	2023	Var. %
ASKs (million) (at period end)
International	82,187.7	67,514.3	21.7%
SSC	27,817.1	24,970.3	11.4%
Domestic Brazil	47,925.9	44,765.9	7.1%
Total	157,930.8	137,250.5	15.1%

RPKs (million)
International	70,769.1	57,340.2	23.4%
SSC	22,892.8	20,482.0	11.8%
Domestic Brazil	39,475.6	36,184.5	9.1%
Total	133,137.5	114,006.6	16.8%

Passenger load factor (%)
International	86.1	84.9	1.2	p.p.
SSC	82.3	82.0	0.3	p.p.
Domestic Brazil	82.4	80.8	1.5	p.p.
Combined load factor	84.3	83.1	1.2	p.p.
In terms of passengers transported by LATAM group, during 2024 we carried 8.1 million more passengers than in 2023, totaling 82.0 million passengers. As of December 31, 2024, consolidated passenger traffic increased by 16.8% and consolidated passenger capacity increased by 15.1%.
As of December 31, 2024, LATAM Airlines Brazil increased its domestic operations, measured in ASKs, by 7.1% compared to 2023. Passenger traffic as measured in RPKs, increased by 9.1% in 2024 with regard to 2023, resulting in a 1.5 percentage points increase in the passenger load factor of LATAM Airlines Brazil, remaining at 82.4%.

The domestic operations of our affiliate carriers based in Chile, Colombia, Ecuador and Peru, which accounted for 17.6% of total passenger capacity (measured in ASKs), showed an increase of 11.8% in passenger traffic (measured in RPKs) in 2024 while capacity increased 11.4% as compared to 2023. As a result, the passenger load factor remained stable at 82.3%.
The group’s international operations fully recovered during 2024. Compared to 2023, capacity in international operations increased by 21.7% and traffic by 23.4% in 2023, resulting in a solid increase of 1.2 percentage points in passenger load factors, which reached 86.1%.
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
As of December 31, 2024, cargo traffic increased by 16.9% relative to the same period in 2023, while cargo capacity increased 12.5% year-over-year, which led to an increase of 2.0 percentage points in cargo load factor to 53.7%. Cargo yield decreased 4.0% year-over-year. As a result, revenues per ATK slightly decreased by 0.2% in 2024 compared to 2023, mainly due to lower performance levels in the first half of 2024, followed by a strong recovery in the second half of the year, driven by increased southbound demand from Europe and North America to South America.
Cost Structure
LATAM’s costs are largely driven by the size of its operations, fuel prices, fleet costs and exchange rates. Operating expenses are calculated in accordance with IFRS Accounting Standards and comprise the sum of the line items “cost of sales” plus “distribution costs” plus “administrative expenses” plus “other gains/(losses)” plus “restructuring activities” plus “other expenses,” as shown on our consolidated statement of comprehensive income by function. These operating expenses include wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses. Restructuring activities expenses are those costs related to the Initial and Subsequent Debtors’ filing for Chapter 11 voluntary protection and associated restructuring. The following is a discussion of the drivers of the most important costs.
As an airline group, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2024, average jet fuel prices decreased by 11.3% compared to 2023. LATAM has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.
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
Fleet related expenses, namely aircraft rentals, aircraft maintenance and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. Generally, these costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates. In 2024, only a small fraction of LATAM’s wide-body fleet continued to operate on a payment-by-use basis (known as Power-by-the-Hour, “PBH”), as a result of the Company’s negotiations with creditors and lessors during its Chapter 11 Restructuring.
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
Restructuring activities refer to the gains/losses in connection with the Chapter 11 Restructuring, including costs related with the rejection of aircraft lease contracts, rejection of IT contracts, renegotiation of fleet contracts and legal advice fees, among others; as well as gains on the settlement of Chapter 11 Restructuring claims for accounts payable. For more information on the restructuring activities gains/losses, please see Note 2, 16 and 26 of our audited consolidated financial statements.

Results of Operations
LATAM Financial Results Discussion: For the year ended December 31, 2024 compared to the year ended December 31, 2023.
The following table sets forth certain income statement data for LATAM, for the year ended December 31, 2024, and December 31, 2023.

	For the year ended December 31,
	2024	2023	2024	2023

	(in US$ millions, except per share data)		As a percentage of total operating revenues		2024/2023 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	11,233.3	10,215.1	87.5%	87.8%	10.0%
Cargo	1,599.8	1,425.4	12.5%	12.2%	12.2%
Total revenues	12,833.0	11,640.5	100.0%	100.0%	10.2%

Cost of sales	(9,565.9)	(8,816.6)	(74.5)%	(75.7)%	8.5%

Gross margin	3,267.1	2,824.0	25.5%	24.3%	15.7%
Other income	200.7	148.6	1.6%	1.3%	35.0%
Distribution costs	(606.2)	(587.3)	(4.7)%	(5.0)%	3.2%
Administrative expenses	(824.5)	(683.3)	(6.4)%	(5.9)%	20.7%
Other expenses	(459.8)	(532.8)	(3.6)%	(4.6)%	(13.7)%
Financial income	142.4	125.4	1.1%	1.1%	13.6%
Financial costs	(882.0)	(698.2)	(6.9)%	(6.0)%	26.3%
Foreign exchange gains	172.9	85.9	1.3%	0.7%	101.3%
Result of indexation units	19.5	5.3	0.2%	—	268.1%
Other gains/(losses)	(36.2)	(91.0)	(0.3)%	(0.8)%	(60.2)%

Income before taxes	993.9	596.5	7.7%	5.1%	66.6%
Income tax (expense) / benefits	(16.5)	(14.9)	(0.1)%	(0.1)%	10.7%

Net income for the year	977.4	581.6	7.6%	5.0%	68.1%

Income attributable to owners of the parent company	977.0	581.8	7.6%	5.0%	67.9%

Income (loss) attributable to non-controlling interests	0.5	(0.3)	—	—	257.7%

Net income for the year	977.4	581.6	7.6%	5.0%	68.1%

Earning (loss) per share
Basic earning (loss) per share (US$)	0.00162	0.00096	n.a	n.a	68.4%
Diluted earning (loss) per share (US$)	0.00162	0.00096	n.a	n.a	68.4%
______________________________________________________
*The abbreviation “n.a.” means not available.

Operating Revenues
Our total revenues increased by 10.2% to US$12,833.0 million for the year ended December 31, 2024 from US$11,640.5 million as of December 31, 2023.
Passenger revenues increased by 10.0% to US$11,233.3 million in 2024 from US$10,215.1 million in 2023. Total passenger capacity (measured in ASKs) increased by 15.1%, while passenger traffic (measured in RPKs) increased by 16.8%, due to a healthy demand environment throughout 2024. As a result, consolidated passenger load factor increased by 1.2 percentage points when compared to 2023. Passenger yields fell 5.8% when compared to 2023, resulting in a 4.4% decrease in revenues per ASK when compared to 2023, mainly due to a 12.3% decrease in average fuel price (without hedge) as well as foreign exchange rate variations when compared to 2023.
Cargo revenues increased by 12.2%, to US$1,599.8 million in 2024 from US$1,425.4 million in 2023. Total cargo capacity (measured in ATKs) increased by 12.5%, in line with the increase of passenger fleet and the use of their bellies for cargo, while cargo traffic (measured in RTKs) increased by 16.9%, resulting in a 2.0 percentage points increase of the cargo load factor when compared to 2023. Moreover, cargo yield fell 4.0% when compared to 2023, resulting in a 0.2% decrease in revenues per ATK when compared to 2023, mainly due to lower performance levels in the first half of 2024, followed by a strong recovery in the second half of the year, driven by increased southbound demand from Europe and North America to South America.
Passenger and cargo revenues accounted for 86.2% and 12.3% of total revenues in 2024, respectively.
Cost of Sales
Cost of sales increased by 8.5% to US$9,565.9 million for the year ended December 31, 2024 (from US$8,816.6 million in 2023), mainly due to a 15.1% increase in passenger operations.
The table below presents cost of sales information for the fiscal year ended December 31, 2024 and 2023.

	For the year ended December 31,
	2024	2023	2024	2023

	In US$ millions		As a percentage of total operating revenues		2024/2023 % change
Revenues	12,833.0	11,640.5	100.0%	100.0%	10.2%
Cost of sales	(9,565.9)	(8,816.6)	(74.5)%	(75.7)%	8.5%

Aircraft Fuel	(3,970.1)	(3,947.2)	(30.9)%	(33.9)%	0.6%
Wages and Benefits	(1,330.5)	(1,225.2)	(10.4)%	(10.5)%	8.6%
Other Rental and Landing Fees	(1,469.3)	(1,317.2)	(11.4)%	(11.3)%	11.5%
Depreciation and Amortization	(1,318.1)	(1,102.8)	(10.3)%	(9.5)%	19.5%
Aircraft Maintenance	(815.9)	(601.8)	(6.4)%	(5.2)%	35.6%
Passenger Services	(331.9)	(271.8)	(2.6)%	(2.3)%	22.1%
Aircraft Rentals	(4.2)	(91.9)	—	(0.8)%	(95.4)%
Other Costs of Sales	(325.9)	(258.6)	(2.5)%	(2.2)%	26.0%
Fuel costs increased by 0.6%, mainly as a result of a 13.6% increase in fuel consumption compared to 2023, attributed to a 15.1% increase in passenger operations during 2024. This increase was offset by a 12.3% decrease in average fuel price (without hedge). Furthermore, during the period ended December 31, 2024, LATAM recognized losses of US$18.1 million for fuel hedging net of premiums in the costs of sales for the year, compared to a gain of US$15.7 million as of December 31, 2023.
Wages and benefits increased by 8.6%, mainly explained by higher crew and airport staff costs, along with a 9.3% increase in the average number of employees during 2024.

Other rental and landing fees increased 11.5%, mainly due to higher costs of airport fees and handling services impacted by increased operations and the use of larger aircraft, tariff updates at domestic and international airports, and the effects of inflationary adjustments during 2024.
Depreciation and amortization increased by 19.5%, explained by the use of a newer fleet and 48 additional aircraft designated for operational purposes as of December 31, 2024, when compared to the same period in 2023.
Aircraft maintenance increased by 35.6%, mainly due to a larger average fleet, increased operations, and passenger and cargo traffic. Additionally, during 2024 escalation costs associated with changes in supply chains and costs related to the return of certain aircraft increased when compared to 2023.
Passenger services costs increased by 22.1%, mainly as a result of increased catering and onboard service costs driven by growth in demand, which resulted in an 11.0% increase in the number of passengers transported during 2024, primarily in the international segment.
Aircraft rental expenses decreased by 95.4% to US$4.2 million in 2024, due to a significant reduction in the number of aircraft under the PBH payment, as almost all contracts expired. As of December 31, 2024, only one aircraft remained with PBH pricing.
As a result of the above, gross margin (defined as revenues minus cost of sales) totaled a gain of US$3,267.1 million, compared to a gain of US$2,824.0 million in 2023.
Other Consolidated Results
Other operating income increased in 2024 by 35.0%, from US$148.6 million in 2023 to US$200.7 million in 2024, mainly due to higher revenues recognized from the redemption of non-airline products in the LATAM Pass program and tour services and codeshare agreements.
Distribution costs increased by 3.2% totaling US$606.2 million in 2024, mainly due to an increase in fixed costs related with the commercial areas, partially offset by a decrease in sales commissions attributed to a greater penetration of direct sales.
Administrative expenses increased by 20.7% from US$683.3 million in 2023 to US$824.5 million in 2024, due to the increase in headcount, together with an increase in marketing expenses. In 2023, LATAM group had an average of 34,174 employees, increasing to an average of 37,355 employees in 2024.
Other expenses decreased by 13.7% from US$532.8 million in 2023 to US$459.8 million in 2024, mainly due to the reversal of interest and fines associated with provisions for tax contingencies, including VAT and income tax from previous years.
Financial income increased by 13.6% from US$125.4 million in 2023 to US$142.4 million in 2024, mainly due to a higher level of cash and cash equivalents compared to 2023, which were mainly invested in fixed-term bank deposits.
Financial costs increased by 26.3% from US$698.2 million in 2023 to US$882.0 million in 2024, mainly explained by a high average interest rate environment, an increase in fleet operating leases due to a higher number of aircraft during 2024, and a US$134 million expense resulting from the termination of the Term Loan B and the 2027 Notes as described in Note 2.1 (c) of our consolidates financial statements. This effect was partially mitigated by the reduction in cost of debt in the fourth quarter of 2024 due to a decrease in interest rates of the refinanced debt compared to its previous debt.
The foreign exchange gain of US$172.9 million in 2024, compared to a gain of US$85.9 million in 2023, was driven mainly by the depreciation of the Brazilian Real during 2024.
Other gains (losses) registered a loss of US$36.2 million in 2024, compared to a loss of US$91.0 million in 2023, mainly explained by higher expenses associated with labor proceedings in Argentina, which were largely offset by favorable impacts from non-recurring operations, fair value adjustments and other non-recurring effects.
The income tax expense for 2024 amounted to US$16.5 million as compared to an income tax expense of US$14.9 million in 2023. This difference is mainly explained by a US$29.1 million increase in the deferred tax assets, a US$13.5 million increase in current tax expenses and a decrease in partial offset of tax losses by US$17.2 million in taxes owed by certain affiliates of the group. For more information, see Note 17 to our audited consolidated financial statements.

Net profit
Net profit for the year ended December 31, 2024 totaled US$977.4 million, compared to a net profit of US$581.6 million recorded in 2023. Net profit attributable to owners of the parent company was US$977.0 million in 2024.

Results of Operations
LATAM Financial Results Discussion: For the year ended December 31, 2023 compared to the year ended December 31, 2022.
The following table sets forth certain income statement data for LATAM, for the year ended December 31, 2023, and December 31, 2022.

	For the year ended December 31,
	2023	2022	2023	2022

	In US$ millions		As a percentage of total operating revenues		2023/2022 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	10,215.1	7,636.4	87.8%	81.6%	33.8%
Cargo	1,425.4	1,726.1	12.2%	18.4%	(17.4)%
Total revenues	11,640.5	9,362.5	100.0%	100.0%	24.3%

Cost of sales	(8,816.6)	(8,103.5)	(75.7)%	(86.6)%	8.8%

Gross margin	2,824.0	1,259.0	24.3%	13.4%	124.3%
Other income	148.6	154.3	1.3%	1.6%	(3.7)%
Distribution costs	(587.3)	(426.6)	(5.0)%	(4.6)%	37.7%
Administrative expenses	(683.3)	(576.4)	(5.9)%	(6.2)%	18.5%
Other expenses	(532.8)	(531.6)	(4.6)%	(5.7)%	0.2%
Gains from restructuring activities	—	1,679.9	—	17.9%	(100.0)%
Financial income	125.4	1,052.3	1.1%	11.2%	(88.1)%
Financial costs	(698.2)	(942.4)	(6.0)%	(10.1)%	(25.9)%
Foreign exchange gains	85.9	26.0	0.7%	0.3%	230.4%
Result of indexation units	5.3	(1.4)	—	—	(479.4)%
Other gains/(losses)	(91.0)	(347.1)	(0.8)%	(3.7)%	(73.8)%

Income before taxes	596.5	1,346.0	5.1%	14.4%	(55.7)%
Income tax (expense) / benefits	(14.9)	(8.9)	(0.1)%	(0.1)%	67.9%

Net income for the year	581.6	1,337.1	5.0%	(95.2)%	(56.5)%

Income attributable to owners of the parent company	581.8	1,339.2	5.0%	14.3%	(56.6)%

Income (loss) attributable to non-controlling interests	(0.3)	(2.1)	—	—	(86.6)%

Net income for the year	581.6	1,337.1	5.0%	(95.2)%	(56.5)%

Earning (loss) per share
Basic earning (loss) per share (US$)	0.00096	0.01386	n.a	n.a	(93.1)%
Diluted earning (loss) per share (US$)	0.00096	0.01359	n.a	n.a	(92.9)%

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

The table below presents cost of sales information for the fiscal year ended December 31, 2023 and 2022.

	For the year ended December 31,
	2023	2022	2023	2022

	In US$ millions		As a percentage of total operating revenues		2023/2022 % change
Revenues	11,640.5	9,362.5	100.0%	100.0%	24.3%
Cost of sales	(8,816.6)	(8,103.5)	(75.7)%	(86.6)%	8.8%

Aircraft Fuel	(3,947.2)	(3,882.5)	(33.9)%	(41.5)%	1.7%
Wages and Benefits	(1,225.2)	(973.7)	(10.5)%	(10.4)%	25.8%
Other Rental and Landing Fees	(1,317.2)	(1,031.5)	(11.3)%	(11.0)%	27.7%
Depreciation and Amortization	(1,102.8)	(1,083.0)	(9.5)%	(11.6)%	1.8%
Aircraft Maintenance	(601.8)	(582.7)	(5.2)%	(6.2)%	3.3%
Passenger Services	(271.8)	(184.4)	(2.3)%	(2.0)%	47.4%
Aircraft Rentals	(91.9)	(202.8)	(0.8)%	(2.2)%	(54.7)%
Other Costs of Sales	(258.6)	(162.8)	(2.2)%	(1.7)%	58.8%

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
(d)Group entities
The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:
(i)Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;
(ii)The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and
(iii)All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate differences, before tax.”

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
Effects of Exchange Rate Fluctuations
Our functional currency is the U.S. dollar for the pricing of our products, composition of our balance sheet and effects on our results of operations. In 2024, 44.9% of our revenues were denominated in U.S. dollars or Euros, while 62.4% were either denominated, linked or pegged to those currencies. Additionally, 71.7% of our expenses were denominated in U.S. dollars or Euros, particularly fuel costs, insurance, aircraft components and supplies, and aircraft rentals.
A substantial majority of our liabilities are denominated in U.S. dollars (65.7% as of December 31, 2024), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2024, 78.1% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.
Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange gain of US$172.9 million in 2024, compared to a net foreign exchange gain of US$85.9 million in 2023, which are set forth in our consolidated statement of income under “Foreign Exchange gains/(losses)”. For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.
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
(f)Legal Contingencies.
(g)Leases.
See Note 4 (Accounting estimates and judgments) to our audited consolidated financial statements for a full description of our critical accounting policies.
IFRS Accounting Standards / Non-IFRS Accounting Standards Reconciliation
We use “Adjusted Cost per ASK” and “Adjusted Cost per ASK excluding fuel price variations” in analyzing operating expenses on a per unit basis. We believe “Adjusted Operating Expense” is a useful measure as it presents the sum of our costs of sales and several components of our operating expenses to present a supplemental measure of the expenses we incur in running our business. “Adjusted Operating Expenses” include adjustments to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities gains, as further adjusted by the aircraft rentals expense and by our Corporate Incentive Plan. “ASKs” (available seat kilometers) measures the number of seats of capacity available for the transportation of passengers multiplied by the kilometers flown across our network. To obtain our adjusted unit costs, which are used by our management in the analysis of our results, we divide our total Adjusted Operating Expenses by our total ASKs. The cost component is further adjusted to obtain “Adjusted Costs per ASK excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Adjusted Cost per ASK” and “Adjusted Cost per ASK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating expenses or as indicators of performance or cash flows or as a measure of liquidity.

	For the year ended December 31,
	2024	2023	2022
Adjusted Cost per ASK
Cost of sales (US$ million)	9,565.9	8,816.6	8,103.5
Distribution costs (US$ million)	606.2	587.3	426.6
Administrative expenses (US$ million)	824.5	683.3	576.4
Other expenses (US$ million) (1)	459.8	532.8	531.6
Other gains/(losses) (US$ million)	36.2	91.0	347.1
Gains from restructuring activities (US$ million)	—	—	(1,679.9)
Total Operating Expenses (US$ million)	11,492.6	10,711.0	8,305.2
Other gains/(losses) (US$ million)	(36.2)	(91.0)	(347.1)
Corporate Incentive Plan (US$ million) (2)	(78.8)	(66.8)	(53.3)
Aircraft Rentals (US$ million) (3)	(4.2)	(91.9)	(202.8)
Gains from restructuring activities (US$ million)	—	—	1,679.9
Adjusted Operating Expenses (US$ million)	11,373.5	10,461.3	9,381.9
Divided by ASK (million)	157,930.8	137,250.5	113,851.9
- Adjusted Cost per ASK (US$ cents)	7.20	7.62	8.24

Adjusted Cost per ASK excluding fuel price variations
Adjusted Operating Expenses (US$ million)	11,373.5	10,461.3	9,381.9
- Aircraft fuel (US$ million)	3,970.1	3,947.2	3,882.5
Divided by ASK (million)	157,930.8	137,250.5	113,851.9
- Adjusted Cost per ASK excluding fuel price variations (US$ cents)	4.69	4.75	4.83
___________________________________________
1.Other expenses include, but are not limited to, IT and communication services, banking, fixed costs related to non-air operations (tours, warehouse, logistics) and other general expenses.
2.With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 proceedings, the Company created an extraordinary incentive plan (the “Corporate Incentive Plan”). These items can be found within the administrative expenses line, specifically the wages and benefits expenses. For additional information about our Corporate Incentive Plan, see Notes 22(c) and 33(b) to our Financial Statements.
3.Correspond exclusively to LATAM group’s fleet power-by-the-hour (“PBH”) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).
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
The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	For the year ended December 31,
	2024	2023	2022
Passenger Revenues (US$ thousands)	11,233,287	10,215,148	7,636,429
ASK (million)	157,930.8	137,250.5	113,851.9
Passenger Revenues/ASK (US$ cents)	7.11	7.44	6.71
Cargo Revenues (US$ thousands)	1,599,756	1,425,393	1,726,092
ATK (million)	8,066.1	7,171.0	6,255.7
Cargo Revenues/ATK (US$ cents)	19.83	19.88	27.59
Seasonality
Operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. In the Brazilian passenger air transportation market, there is generally higher demand for air transportation services in the second half of the year, making the second quarter the weakest for the group However, seasonality is partially mitigated by LATAM group’s focus on business passengers (which are less sensitive to seasonality). Additionally, the expansion of the LATAM group into other countries and the cargo segment with different seasonal patterns has also moderated the overall seasonality of the passenger business.
Operating Data
The table below presents LATAM group’s unaudited operating data as of and for the year ended December 31, 2022, December 31, 2023 and December 31, 2024. We believe this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended December 31,
Operating Data	2024	2023	2022
ASKs (million)	157,930.8	137,250.5	113,851.9
RPKs (million)	133,137.5	114,006.6	92,587.8
ATKs (million)	8,066.1	7,171.0	6,255.7
RTKs (million)	4,330.4	3,704.0	3,532.5
B.Liquidity and Capital Resources
LATAM’s cash and cash equivalents amounted to US$1,957.8 million as of December 31, 2024, US$1,714.8 million as of December 31, 2023, and US$1,216.7 million as of December 31, 2022. The company did not have short-term marketable securities as of December 31, 2024 or as of December 31, 2023, whereas it had US$0.3 million as of December 31, 2022. LATAM’s cash and cash equivalents and marketable securities totaled US$1,957.8 million as of December 31, 2024, US$1,714.8 million as of December 31, 2023 and US$1,217.2 million as of December 31, 2022.
The US$243.0 million increase in cash and cash equivalents from 2023 to 2024 can be explained by an increase in the cash flow from operations, which amounted to US$3,106.3 million. This positive cash flow generation was also achieved after a US$175 million dividend payment and US$207 million used in the refinancing exercise during 2024.
The US$497.8 million increase in cash and cash equivalents and marketable securities from 2022 to 2023 can be explained by an increase in the cash flow from operations, which amounted to US$2,263.6 million.

Cash position and liquidity
The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2024, 2023 and 2022 and our total cash position as of December 31, 2024, 2023 and 2022.

	For the year ended December 31,
	2024	2023	2022

	(in US$ million)
Net cash flow from operating activities	3,106.3	2,263.6	96.8
Net cash flow from (used in) investing activities	(1,169.7)	(659.5)	(749.0)
Net cash flow from (used in) financing activities	(1,564.9)	(1,150.2)	855.0
Effects of variation in the exchange rate on cash and cash equivalents	(128.8)	44.2	(33.0)

Cash and cash equivalents at the beginning of the year	1,714.8	1,216.7	1,046.8
Cash and cash equivalents at the end of the year	1,957.8	1,714.8	1,216.7
As of December 31, 2024 in addition to cash and cash equivalent, LATAM has US$1,550 million related to two undrawn Revolving Credit Facilities and a new Spare Engine Facility that increased available liquidity by US$25 million.
Net cash flows from operating activities
Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2024 increased by US$842.8 million, from US$2,263.6 million in 2023 to US$3,106.3 million in 2024, mainly explained by a better operating margin, higher inflows from sales, other collections and a decrease in payments to suppliers. This was partially offset by increased taxes, employee expenses and other operating outflows.
Net cash inflows from operating activities in 2023 increased by US$2,166.8 million, from US$96.8 million in 2022 to US$2,263.6 million in 2023, mainly explained by a better operating margin, which was driven by the economic recovery in the domestic and international markets and LATAM’s ongoing cost efficiency initiatives.
Net cash flow used in investing activities
Net cash used in investing activities in 2024 increased to US$1,169.7 million from US$659.5 million in 2023. The increase is primarily due to higher maintenance, purchases of intangible assets, and cabin improvements. This was partially offset by interest received and proceeds from the sale of aircraft and other assets.
Net cash used in investing activities in 2023 decreased to US$659.5 million from US$749.0 million in 2022. The decrease is mainly due to an increase in the interest income explained by higher interest rates, which offset the cash outflow in investment activities during that period.
Net cash flows used in financing activities
In 2024, net cash in financing activities amounted to US$1,564.9 million, a decrease of US$414.6 million from the US$1,150.2 million in cash used in financing activities in 2023.
During 2024, the Company paid US$2,004.5 million in loan repayments, an increase of US$1,662.5 million compared to US$342.0 paid in 2023, explained mainly by the repayment and refinancing of exit-financing debt. In 2024, the Company also issued US$1,750.1 million principal amount of new debt, whereas no new debt was issued in 2023.
In 2023, net cash in financing activities amounted to US$1,150.2 million, a decrease of US$2,005.2 million from the US$855.0 million in cash used in financing activities in 2022.

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
Revolving Credit Facilities
On March 29, 2016, LATAM entered into a revolving credit facility agreement with several banks, which was subsequently amended and restated on November 3, 2022, whereby LATAM was granted a revolving credit facility in the principal amount of US$600 million (the “Revolving Credit Facility I”).

On July 15, 2024, LATAM, acting through its branch domiciled in the State of Florida, United States of America, entered into an amendment to the Revolving Credit Facility I (the “Revolving Credit Facility I Amendment”) intended to, among other things: (i) extend the scheduled maturity date of the Revolving Credit Facility I to July 2029 with an option to extend it until July 2030; (ii) increase the amount of the Revolving Credit Facility I from US$600 million to an aggregate amount of US$800 million; (iii) eliminate references to the reorganization proceeding to which LATAM and several of its subsidiaries were subject under the rules of Chapter 11; and (iv) include additional lenders to the Revolving Credit Facility I.

On October 12, 2022, in the context of the financing granted to the Company to emerge from the Chapter 11 Restructuring, the Company, acting through its branch domiciled in the State of Florida, United States of America, entered into on October 12, 2022, a US$500 million revolving credit facility named “Super-Priority Debtor-In-Possession and Exit Revolving Loan Agreement” with several banks and financial institutions as lenders, JPMorgan Chase Bank as administrative agent for such lenders and Wilmington Trust, National Association as collateral trustee agent for the secured parties (the “Revolving Credit Facility II,” and together with the Revolving Credit Facility I, the “Revolving Credit Facilities”).

On July 15, 2024, LATAM, acting through its branch domiciled in the State of Florida, United States of America, entered into the amendment to the Revolving Credit Facility II (the “Revolving Credit Facility II Amendment,” and together with the Revolving Credit Facility I Amendment, the “Revolving Credit Facility Amendments”) to, among other things: (i) extend the scheduled maturity date of the Revolving Credit Facility II from November 2026 to July 15, 2029; provided, however, that the Revolving Credit Facility II may be payable in advance 180 days prior to the maturity date of any of the financing agreements that share collateral with the Revolving Credit Facility II if by then such financing agreements have not been paid or extended; (ii) increase the amount of the Revolving Credit Facility II from US$500 million to US$750 million; (iii) delete references to the Chapter 11 Restructuring; (iv) include additional lenders to the Revolving Credit Facility II; and (v) modify certain commercial terms of the Revolving Credit Facility II relating to interest rates and fees.

On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2024), maturing on November 4, 2028. The funds were used to repay the previous Spare Engine Facility maturing on November 3, 2027.

As of December 31, 2024, the Company has US$1,575 million fully committed and available from the undrawn Revolving Credit Facilities. The available revolver capacity consists of three lines of credit: one for US$800 million, one for US$750 million and one for US$25 million.
Capital expenditures

Total Capital Expenditure Net of Financing is defined as the total capital expenditure incurred by the company for the acquisition, maintenance, or improvement of strategic assets, net of any third party financing specifically used for these purposes. This metric serves as a direct reflection of the cash outflows committed to these activities.

This is calculated as the sum of maintenance CapEx and CapEx for growth and fleet net of financing. The definition of each line is as follows:

•Maintenance CapEx: Primarily includes engine shop visits, aircraft C-checks, and restocking of parts for existing operations, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group’s operations or add new features to the existing offered product.

•CapEx for growth and fleet net of financing: Includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft C-checks, and restocking of parts for additional operations, pre-delivery payments (“PDPs”), fleet projects that contribute additional capacity or new features to the existing offered product, and certain other strategic projects that add value, and fleet arrivals, net of their associated financing.

The division between Maintenance CapEx and CapEx for growth & Fleet is calculated internally based on the Company’s different strategic investments. This division is not publicly available.

LATAM Airlines Group’s total capital expenditures net of financing can be reconciled through the following lines: Purchase of Property, Plant and Equipment, Purchases of Intangible Assets, leased maintenance capitalization, along with the net impact of financing and other accounts.

	Historical Capital Expenditures
	2024	2023	2022

	(in US$ millions)
Purchases of property, plant and equipment	(1,325)	(796)	(781)
Purchases of intangible assets	(94)	(68)	(50)
Reconciled by:
Leased maintenance capitalization	(246)	(295)	(149)
Capital raised for fleet related financing	99	—	—
Financing of pre-delivery payments	—	(71)	(35)
Recoveries of credits and guarantee deposit received from the sale of aircraft(1)	27	48	—
Insurance recovery	—	11	—
Total CapEx net of financing(2)	(1,540)	(1,170)	(1,015)
_____________________________________________________
1.In 2024 and 2022, US$7.0 million and US$6.3 million, respectively, were excluded from these lines, as they were related to advance payments arising from aircraft sales during the period.
2.LATAM previously disclosed Total CapEx and has now chosen to report Total CapEx net of financing, as it offers a more precise reflection of cash outflows.
Estimated CapEx
The table below shows LATAM’s estimated total capital expenditures net of financing for the years 2025, 2026 and 2027, which are subject to change and may differ from actual capital expenditures.

	Estimated capital expenditures by year
	2025	2026	2027

	(in US$ millions)
Total CapEx net of financing	(1,412)	(1,479)	(1,535)
Fleet Commitments

The total of fleet commitments is calculated utilizing LATAM’s purchase price from manufacturers and the present value of commitments for aircraft to be received from lessors as operating leases according to International Financial Reporting Standards (IFRS 16). These fleet commitment amounts are calculated based upon the fleet commitments consistent with the fleet arrivals considered in the fleet plan published in the quarterly Earnings Releases, which are based on the best estimates of fleet arrivals from both aircraft manufacturers and lessors.

In general, LATAM evaluates financing alternatives to meet its fleet commitments and, therefore, the amounts presented are not necessarily indicative of a cash outflow. Aircraft arriving under an operating lease do not represent a cash outflow upon arrival, but rather represent the recognition of a right-of-use asset and a lease liability. On the other hand, aircraft arriving under financial leases will represent a cash outflow equivalent to the cost of the aircraft net of the total financing raised. The cash outflow from aircraft arriving under financial leases is included within the total CapEx net of financing.

	Estimates by year, as of December 31, 2024
	2025	2026	2027

	(in US$ millions)
Fleet Commitments	(1,116)	(1,303)	(1,085)

Long Term Indebtedness
As of December 31, 2024, the average interest rate of our total financial debt was 7.9%. Out of the total financial debt, approximately 76% accrues interest at a fixed rate (through a stated fixed interest rate) or is subject to interest rate caps.

As of December 31, 2024, LATAM had US$3.8 billion in nominal financial debt liabilities. Of this amount, there are no remaining disputed claims.

Secured Debt
Aircraft Debt
1.ECA/EX-IM: Bank loans & bonds guaranteed by Export-Import Bank of the United States (“EX-IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2024, the total outstanding amount under these facilities was US$431 million.
2.Commercial Bank Loans: As of December 31, 2024, secured commercial bank loans debt totaled US$569 million.
3.Tax Leases: LATAM has secured debt through Tax Structures with a call option. As of December 31, 2024, the outstanding obligations under these tax leases were US$174 million.

Non Aircraft Debt
1.Term Loan B Facility: On October 18, 2022, LATAM Airlines Group, together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued a five-year term loan facility of US$ 1,100 million with an interest rate, at LATAM’s election, of either (i) Adjusted Term SOFR plus an applicable margin of 9.5%, or (ii) ABR, plus an applicable margin of 8.5%. As of October 15, 2024, the Company repaid the remaining US$1,081 million of the “Term Loan B Facility” in its entirety.

2.Senior Secured Notes: On October 18, 2022, LATAM Airlines Group, together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM, issued (i) senior secured notes due 2027 for an aggregate principal amount of US$450 million with a coupon of 13.375% and (ii) senior secured notes due 2029 for an aggregate principal amount of US$700 million with a coupon of 13.375%. Further, on October 1, 2024, LATAM Airlines Group issued senior secured notes due 2030 for an aggregate principal amount of US$1,400 million with a coupon of 7.875%. As of October 15, 2024, the Company fully repaid the senior secured notes maturing in 2027, for an aggregate principal amount of US$450 million.
3.Spare Engine Facility: On November 3, 2023, LATAM Airlines Group, acting through its Florida branch, issued a five-year credit facility guaranteed by spare engines for a principal amount of US$275 million. On November 4, 2024, the Company repaid this facility in full, replacing it for a New Spare Engine Facility credit line for up to US$300 million (of which US$275 million had been drawn as of December 31, 2024), maturing on November 4, 2028. This sustainability-linked facility reflects the Company’s commitment to reduce the intensity of CO2 emissions from March 2025 through the New Spare Engine Facility’s maturity. The facility provided for an interest step-up or step-down depending on whether the sustainability targets have been complied with or not.
4.Revolving Credit Facility I: On March 29, 2016, LATAM entered into a revolving credit facility agreement, which was subsequently amended and restated on November 3, 2022, and on July 15, 2024, for an aggregate amount of US$800 million.
5.Revolving Credit Facility II: On October 12, 2022, LATAM Airlines Group, acting through its Florida branch, entered into a revolving credit facility on October 12, 2022, which was subsequently amended and restated on July 15, 2024, for an aggregate amount of US$750 million.
6.Other Guaranteed Obligations: As of December 31, 2024, LATAM’s other guaranteed outstanding debt with the EXIM Bank was US$99 million. This debt is derived from the sale of old aircraft, where the sale price was less than the debt outstanding, which left a shortfall financed by EXIM Bank and now guaranteed indirectly by other EXIM aircraft. This facility matures in November 2029

For a detailed description of the non-aircraft debt, please see Note 31 (Commitments) in our audited consolidated financial statements.
Unsecured Debt
1.Local Bonds: On September 5, 2022, LATAM Airlines Group registered with the Comisión para el Mercado Financiero, the Chilean local regulator, local bonds in the aggregate amount of UF 3,818,042 comprised of the Series F Bonds (BLATM-F), with a maturity in 2042 and a coupon of 2%. As of December 31, 2024, the outstanding amount of Local Bonds was US$147 million.
As of December 31, 2024, we had purchase obligations with Airbus and Boeing totaling US$20.4 billion (according to manufacturer’s list price), with deliveries scheduled between 2025 and 2030, as set forth below:

•Narrow-body passenger aircraft deliveries (Airbus A320-family): 85 aircraft.
•Wide-body passenger aircraft deliveries (Boeing 787-9): 15 aircraft.
Leases
2024 Fleet Additions
During 2024, LATAM completed the addition of the following wide-body aircraft:
•One Boeing 787-9 through an operating lease and two Airbus A330 through wet leases.
During 2024, LATAM completed the addition of the following narrow-body aircraft:
•Four Airbus A320neo through operating leases, two Airbus A320neo through financial leases and seven A321neo through operating leases.

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

C.Research and Development, Patents and Licenses, etc.
LATAM has been registered and/or renewed in Argentina, Australia, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, the European Union, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, South Korea, Taiwan, Uruguay, the United States, United Kingdom and Venezuela.
LATAM AIRLINES has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, China, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, the European Union, Guatemala, Honduras, India, Japan, Mexico, Nicaragua, Panama, Paraguay, Peru, South Korea, Spain, Taiwan, United Kingdom, Uruguay and Venezuela.
LATAM AIRLINES BRASIL has been registered and/or renewed in Brazil; LATAM AIRLINES ARGENTINA has been registered and/or renewed in Argentina; LATAM AIRLINES COLOMBIA has been registered and/or renewed in Colombia; LATAM AIRLINES ECUADOR has been registered and/or renewed in Ecuador; LATAM AIRLINES PARAGUAY has been registered and/or renewed in Paraguay and LATAM AIRLINES PERU has been registered and/or renewed in Peru.
LAN has been registered and/or renewed in Argentina, Australia, Bolivia, Brazil, Chile, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, the European Union, Guatemala, Honduras, Hong Kong, India, Japan, Mexico, Nicaragua, New Zealand, Panama, Paraguay, Peru, South Korea, Taiwan, Uruguay, the United States, United Kingdom and Venezuela.

LAN AMERICA has been registered and/or renewed in Bolivia; LAN BOLIVIA has been registered and/or renewed in Bolivia; LAN CHILE has been registered and/or renewed in Chile, Argentina, Paraguay, Peru, United Kingdom, the European Union; LANPERU has been registered and/or renewed in Costa Rica; Paraguay, Venezuela; LAN PERU has been registered and/or renewed in Brazil and Peru; TAM has been registered and/or renewed in Argentina, Brazil, China, Colombia, South Korea, Hong Kong, Macao, Mexico, Paraguay, Peru, United Kingdom, the European Union, Uruguay, the United States and Venezuela.

LANTAM GRUPO LATAM AIRLINES has been registered and/or renewed in Ecuador. LATAM CORPORATE has been registered and/or renewed in Argentina, Bolivia, Colombia, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, the European Union, United Kingdom and Uruguay.

LATAM LINEAS AEREAS has been registered and/or renewed in Argentina, Chile, Colombia, Ecuador and Peru; LATAM MRO has been registered and/or renewed in Argentina; Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union, United Kingdom, Uruguay, the United States and Venezuela.

LATAM CARGO has been registered and/or renewed and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM CARGO BRASIL has been registered and/or renewed in Brazil; LATAM CARGO COLOMBIA has been registered and/or renewed in Colombia; LINEA AEREA CARGUERA DE COLOMBIA has been registered and/or renewed in Colombia; LATAM CARGO MEXICO has been registered and/or renewed in Mexico; LAN CARGO MEXICO has been registered and/or renewed in Mexico; ABSA has been registered and/or renewed in Chile; LAN CARGO COLOMBIA has been registered and/or renewed in Colombia; LAN ECUADOR has been registered and/or renewed in Ecuador, United Kingdom and the European Union; TAM CARGO been renewed in Brazil and Venezuela; TAM CARGO CONVENCIONAL has been registered and/or renewed in Brazil.

LATAM CARGO GROUP has been registered and/or renewed in Argentina, Colombia, Costa Rica, Ecuador, Guatemala, Mexico, Paraguay, Peru, Uruguay, Australia, Brazil, Canada, China, the European Union, India, United Kingdom and the United States.

LATAM CARGO ACERCANDO OPORTUNIDADES has been registered and/or renewed in Peru; ACERCANDO OPORTUNIDADES has been registered and/or renewed in Ecuador and Colombia; LATAM CARGO BRINGING OPPORTUNITIES CLOSER has been registered and/or renewed in the United States; LATAM CARGO APROXIMANDO OPORTUNIDADES has been registered and/or renewed in Brazil; CHILLCARGO has been registered and/or renewed in Chile.

LATAM FIDELIDADE has been registered and/or renewed in Argentina, Australia, Brazil, Chile, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, the European Union, United Kingdom, Uruguay and the United States; FIDELIDAD has been registered and/or renewed in Argentina; FIDELIDADE has been registered and/or renewed in Argentina and Brazil.

LATAM PASS has been registered and/or renewed in Argentina, Australia, Bolivia, Brazil, Chile, Canada, Colombia, Ecuador, Mexico, New Zealand, Paraguay, Peru, the European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM PASS MILES has been registered and/or renewed in New Zealand and Australia; LAN PASS has been registered and/or renewed in Chile, Argentina, Brazil, Colombia, Mexico and Uruguay; LATAM TOURS has been registered and/or renewed in Argentina, Chile, Colombia, Ecuador and Peru; LATAM TRADE has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, the European Union, United Kingdom and Uruguay; LATAM TRAVEL has been registered and/or renewed in Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union, United Kingdom, Uruguay, the United States and Venezuela; LATAM TRAVEL SOLUTIONS has been registered and/or renewed in Panama; LATAM VIAGENS has been registered and/or renewed in Brazil; TAM VIAGENS has been renewed in Brazil and Venezuela; TAM VACATIONS has been renewed in Argentina and Brazil; DESTINOS LANTOURS has been registered and/or renewed in Peru.
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

LATAM AIRLINES, SANS FRONTIÈRES has been registered and/or renewed in France; LATAM AIRLINES, GRENZENLOS has been registered and/or renewed in Germany; LATAM AIRLINES, SIN FRONTERAS has been registered and/or renewed in Spain; LATAM, SIN FRONTERAS has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, Uruguay and Venezuela. LATAM AIRLINES, SENZA FRONTIERE has been registered and/or renewed in Italy.
LATAM, SOSTENIBILIDAD: UN DESTINO NECESARIO has been registered and/or renewed in the European Union; LATAM UN DESTINO NECESARIO has been registered and/or renewed in Argentina, Chile, Colombia, Ecuador, Mexico and Peru; LATAM A NECESSARY DESTINATION has been registered and/or renewed in United Kingdom and the United States; LATAM DESTINADAS A ESTAR JUNTAS has been registered and/or renewed in Colombia and Peru.

LATAM VUELA NEUTRAL has been registered and/or renewed in Bolivia, Colombia, Mexico, Peru, the European Union and Uruguay; SOSELVA has been registered and/or renewed in Peru; POSITIVE FS POSITIVE FLIGHT SPECIFIC has been registered and/or renewed in Canada.

LATAM RECICLE SUA VIAGEM has been registered and/or renewed in Brazil and the European Union; LATAM RECICLA TU VIAJE has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Peru, the European Union, Paraguay and Uruguay.

LATAM 1+1 COMPENSAR PARA CONSERVAR has been registered and/or renewed in Argentina, Brazil, Chile, Ecuador, Mexico and the European Union. LATAM 1+1 OFFSET TO CONSERVE has been registered and/or renewed in Australia, Canada, United Kingdom, New Zealand and the United States. LATAM SEGUNDO VUELO has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union and Uruguay; LATAM SECOND FLIGHT has been registered and/or renewed in Australia, United Kingdom, the United States, Canada and New Zealand.

LATAM AVIÓN SOLIDARIO has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Ecuador, the European Union, Mexico, Peru, Paraguay and Uruguay; LATAM AVIÃO SOLIDÁRIO has been registered and/or renewed in Brazil.

VOLAMOS POR TI has been registered and/or renewed Colombia; EN LATAM VOLAMOS POR TI has been registered and/or renewed Colombia.

CYBER LATAM has been registered and/or renewed in Chile.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil: AJATO, BUSINESS CLASSIC, BUSINESS PLUS, CLASSIC FIDELIDADE, FIRST, LATAM, LATAM 1+1 COMPENSAR PARA CONSERVAR, LATAM AIRLINES, LATAM AIRLINES BRASIL, LATAM AVIÃO SOLIDÁRIO, LATAM CARGO, LATAM CARGO APROXIMANDO OPORTUNIDADES, LATAM CARGO BRASIL, LATAM DESTINADAS A ESTAREM JUNTAS, LATAM FIDELIDADE, LATAM LINHAS AÉREAS, LATAM MRO, LATAM PASS, LATAM RECICLE SUA VIAGEM, LATAM SEGUNDO VOO, LATAM SEM FRONTEIRAS, LATAM SEXTAS COMPENSAM, LATAM TRADE, LATAM TRAVEL, LATAM VIAGENS, LATAM WALLET, LATAMPLAY, LOGO ASOCIADO A MARCA LATAM, MAX, MEGA PROMO, MERCADO LATAM, MUSEU TAM, PAIXÃO PELO RIO TAM, PROMO, RED REPORT, RELAX, TAM, TAM AIRLINES, TAM BUSCA PREÇO, TAM CARGO, TAM CARGO CONVENCIONAL, TAM CARGO PRÓXIMO DIA, TAM CARGO PRÓXIMO VÔO, TAM ESPAÇO +, TAM ESPAÇO MAIS, TAM EXPRESS, TAM MILOR, TAM PREMIUM BUSINESS, TAM PREMIUM ECONOMY, TAM SEARCH BY PRICE, TAM TARIFA LIGHT, TAM TARIFA MAX, TAM TARIFA PROMO, TAM TARIFA TOP, TAM VACATIONS, TAM VIAGENS, UM DESTINO NECESSÁRIO, VAMOS LATAM

D.Trend Information
For 2025, LATAM expects total passenger ASK growth to be between 7% and 9% versus 2024. International passenger growth for the full year 2025 is expected to be between 7% and 9%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 6% and 8%. LATAM group’s domestic ASKs in Spanish-speaking Countries (“SSC”) are expected to increase by approximately 4% to 6%.
Regarding cargo operations, LATAM group expects cargo ATKs to increase between 2% and 4% for full year 2025, mainly driven by the increases in LATAM’s international passenger capacity which result in additional capacity related to the space in the belly of those aircraft.
LATAM aims to enhance operational efficiency by maintaining a competitive and agile cost structure. This strategy drives the continuous strengthening of its value proposition, while focusing on sustainable, profitable growth, preserving a healthy capital structure, and consistently delivering value to customers and stakeholders.
LATAM will continue to use fuel hedging programs and fuel surcharge in our operation to help minimize the impact of short-term movements in crude oil prices. As of December 31, 2024, LATAM had hedged approximately 51%, 47%, 34% and 30% of its estimated fuel consumption for the first, second, third and fourth quarters of 2025 respectively.

E.Critical Accounting Estimates
For information on the Company’s accounting estimated, see Note 4 of our audited consolidated financial statements below.
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The LATAM Airlines Group’s board of directors consists of nine directors who are elected every two years for two-year terms at annual regular shareholders’ meetings or, if necessary, at an extraordinary shareholders’ meeting, and may be re-elected. The current board of directors was elected at the ordinary shareholders’ meeting held on April 25, 2024, and shall remain in office for two years from its election.
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
On April 25, 2024, the ordinary shareholders’ meeting approved the new annual remuneration structure of the Board, for the fiscal year 2024 and until the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025. On such meeting, the shareholders agreed on a fixed annual compensation of US$80,000 for each board member (US$160,000 in the case of the chairman). The aforementioned remuneration is payable monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of board meetings directors attend, without limit of sessions.
In addition to the base remuneration, an additional remuneration was approved for each Board member within the shareholders’ meeting held on April 25, 2024, to be determined based on the following criteria:
a.From November 16, 2023 through November 15, 2024, each Board member was entitled to receive an additional remuneration equivalent to 9,226,234 units of remuneration or “URAs”, provided that the director served continuously as a member of the Board until the end of such period.
b.From November 16, 2024 through the date of the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025, each Board member will be entitled to receive another additional amount equivalent to 3,844,264 URAs, provided that the director serves continuously as a member of the Board until the end of such period.
c.Additionally, members of the Board that are also members of the Board of Directors’ Committee are entitled to certain fixed and variable compensation (see “Board of Directors’ Committee and Audit Committee” below).

If a member of the Board of Directors ceases to hold his/her position before November 15, 2024 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such director would be entitled to a pro rata portion of the URAs referred to in letter a. above, and would lose the right to receive the remainder. By the same token, if a member of the Board of Directors ceases to hold his/her position after November 15, 2024 but before the date of the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would maintain the right to receive the URAs referred to in letter a. above, would be entitled to a pro rata portion of the URAs referred to in letter b. above, and would lose the right to receive the reminder. For the sole purpose of calculating the said pro rata portion of the URAs referred to in letter b. above, the ordinary shareholders’ meeting corresponding to 2025 shall be considered to take place on April 15, 2025.
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

Each URA will be measured against the value of a share of LATAM Airlines Group, and will be payable considering the weighted average price of the shares of the Company during the 10 stock-exchange-business-days prior to their respective accrual date (i.e., November 15, 2024, the date of the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025, the date in which the member of the Board of Directors ceased to be in its position, as applicable). The transactions in the Chilean stock exchanges and non-Chilean stock exchanges (including NYSE) will be taken into consideration for purposes of determining such weighted average price.
The amounts paid during 2024 as variable compensation as per letters (a), (b) and (c) above are:

US$
URAs Directors	763,000
URAs Board Committee	85,000
Total	848,000

Directors Michael Neruda, Bornah Moghbel and William de Wulf, as well as former Director Bouk Van Geloven, have waived their compensations as board members, members of the Board of Directors’ Committee and members of the sub committees.
The following are LATAM Airlines Group’s current directors elected on April 25, 2024:

Directors	Position
Ignacio Cueto Plaza(1)	Director / Chairman
Bornah Moghbel	Director / Vice-Chairman
Enrique Cueto Plaza(1)	Director
Frederico P. Fleury Curado	Independent Director
Antonio Gil Nievas	Director
Michael Neruda	Director
William de Wulf	Director
Sonia J.S. Villalobos	Director
Alexander D. Wilcox	Director

Senior Management	Position
Roberto Alvo	Chief Executive Officer
Ramiro Alfonsín	Chief Commercial Officer
Ricardo Bottas(2)	Chief Financial Officer
Emilio del Real	Chief People Officer
Juan Carlos Menció	Chief Legal Officer
Paulo Miranda	Chief Customer Officer
Hernán Pasman	Chief Operations Officer
Juliana Rios	Chief Digital and IT Officer
Andrés Bianchi	Chief Executive Officer LATAM Cargo Group
Juan José Tohá	Director of Corporate Affairs and Sustainability
______________________________________________________
(1)Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group, which is defined in “Item 7” as a “Major Shareholder.”
(2)In December 2024, Ricardo Bottas was appointed Chief Financial Officer. His appointment will become effective once the respective migratory requirements are met. In the meantime, Roberto Alvo continues to assume the position on an interim basis.

Biographical Information
Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.
Directors
Ignacio Cueto has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019, April 2020, November 2022 and April 2024. Ignacio Cueto’s career in the airline industry extends over 30 years. In 1985, Ignacio Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Ignacio Cueto became Service Manager and Commercial Manager for the Miami sales office. Ignacio Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Ignacio Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the merger with TAM in 2012. Ignacio Cueto later served as LAN’s CEO until April 2017. Ignacio Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Ignacio Cueto is a member of the Cueto Group. As of December 31, 2024, Ignacio Cueto shared in the beneficial owner of 30,389,446,225 common shares of LATAM Airlines Group (5.03% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
Enrique Cueto has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the merger between LAN and TAM in June 2012. From 1983 to 1993, Enrique Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Enrique Cueto was a member of the board of LAN Airlines. Thereafter, Enrique Cueto held the position of CEO of LAN until June 2012. Enrique Cueto is a member of the Board of the Endeavor foundation, an organization dedicated to the promotion of entrepreneurship in Chile. Enrique Cueto holds a degree in Economic Sciences from the Catholic University of Chile and is the brother of Ignacio Cueto, Chairman of the board. Enrique Cueto is also a member of the Cueto Group. As of December 31, 2024, Enrique Cueto shared in the beneficial owner of 30,389,446,225 common shares of LATAM Airlines Group (5.03% of LATAM Airlines Group’s outstanding shares) held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
Frederico P. Fleury Curado has been on the Board of LATAM Airlines Group since November 2022, as an independent director. He has also been an independent director of Transocean since 2013, and Chair of its Governance, Safety and Environment (“GSE”) committee. Frederico Curado is also an independent director at ABB since 2016 and the Chair of its Compensation Committee. He was CEO of Embraer from 2007 to 2016 and CEO of Ultrapar from 2017 to 2021. Frederico Curado holds a B.Sc in Mechanical-Aeronautical Engineering from the Aeronautics Institute of Technology (“ITA”) and an Executive MBA from the University of São Paulo, Brazil.
Antonio Gil Nievas joined LATAM Airlines Group’s Board of Directors in November 2022. He is also a board member at Sociedad Química y Minera de Chile S.A., a Chilean and NYSE publicly listed company. Antonio Gil Nievas has over 25 years of experience in strategic, management, financial and investment leadership roles at global, European and Latin American levels. He was CEO of Moneda Asset Management for over eight years leading it to manage over US$10.5 billion in assets, and also worked at JP Morgan, serving as Managing Director, Global CFO and member of the global executive committees of several businesses with revenues of over US$10.0 billion and operations in the United States, Europe, Larin America and Asia, among other leading positions. In addition, he was formerly a strategic consultant for BCG. Antonio Gil Nievas holds a MSc. and BSc. in industrial engineering with a major in electronics from ICAI (Universidad Pontificia Comillas, Spain). He obtained his MBA from Harvard Business School and also completed the Stanford Executive Program.

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
William de Wulf has been a member of the board of directors at LATAM Airlines Group since April 25, 2024. He is Managing Director and member of the North American Investment Team at Strategic Value Partners (“SVP”). Prior to joining SVP, he worked across both the Americas and European Special Situations Groups at Goldman Sachs. In addition to his role at LATAM Airlines Group, he serves on the board of Swissport and has previously served on the boards of Vallourec and Vita. He holds a BSc and MSc in Applied Mathematics and Economics from Ecole Polytechnique and a MSc in Financial Engineering from Columbia University.
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
Alexander Wilcox has been a member of the board of directors at LATAM Airlines Group since October 2020. He resides in the United States and has broad experience in the aviation industry where he has held executive positions in several airlines since 1996, including as a founder of JetBlue Airways and as the founding President and COO of a large airline in India. Alexander Wilcox is a cofounder and the CEO of JSX, a public charter commuter air carrier in the U.S. and the highest rated air carrier in North America by NPS. He has been a Henry Crown Fellow of the Aspen Institute since 2011 and is a member of the Dallas chapter of Young Presidents Organization (YPO Gold). Alexander Wilcox has been a private pilot since 1987. He also serves on the board of directors of The Compass School of Texas, an elementary school in Dallas. Alexander Wilcox holds a BA degree in Political Science and English from the University of Vermont.
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

Ramiro Alfonsín is LATAM’s Chief Commercial Officer LATAM a position he has held since November 2024, previously acting as Chief Financial Officer (“CFO”) of LATAM for eight years. Formerly, he worked 16 years for Endesa, a leading utilities company, in Spain, Italy and Chile, where he served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utilities sector, he worked for five years in Corporate and Investment Banking for several European banks. Ramiro Alfonsin holds a degree in Business Administration from Pontificial Catholic University of Argentina.
Ricardo Bottas has nearly three decades of experience across various industries, including auditing, energy, oil and gas, insurance and healthcare. Throughout his career, he has held key roles in management, control, corporate finance, mergers and acquisitions, and investor relations, allowing him to develop a comprehensive market perspective. Over the past 12 years, Ricardo has served as CEO and CFO of public companies in regulated markets in Brazil, leading significant transformations in companies and industries operating in highly competitive and challenging environments. He holds a degree in Business Administration from the University of Salvador, Brazil, and an MBA in Corporate Finance from IBMEC, Rio de Janeiro, Brazil.
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
Andrés Bianchi has been Chief Executive Officer of LATAM Cargo Group since 2017. In this role he manages and coordinates the air freight activities of the Group’s affiliates. Andrés Bianchi joined LATAM Cargo in 2010 and has held various leadership roles prior to his current position, including VP Commercial North America, Europe & Asia, VP Cargo Network and VP of Finance. Prior to joining LATAM Cargo, he worked as a consultant at McKinsey and Company. Additionally, from 2002 to 2006 he served as LAN Airlines’ Head of Investor Relations. Andrés Bianchi holds a Business Administration degree from Pontificia Universidad Catolica de Chile and an MBA from The Wharton School of the University of Pennsylvania.
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

C.Board Practices
Our board of directors has nine members. The terms of each of our current directors will expire in 2 years from the date of their appointment, unless previously renewed in accordance to applicable law. See “—Directors and Senior Management” above.
Committees
Board of Directors’ Committee and Audit Committee

Pursuant to the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) and the Reglamento de Sociedades Anónimas (the “Regulation to the Chilean Corporate Law”, and together with the Chilean Corporation Act, the “Chilean Corporate Law”), LATAM Airlines Group must have a board of directors’ committee composed of three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

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

Under Chilean Corporate Law we are required, to the extent possible, to appoint a majority of independent board members to the Board of Directors’ committee. Pursuant to the Chilean Corporation Act, no person shall be considered independent who, at any time during the previous eighteen months: (1) maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its controller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies; (2) was a close relative (i.e., parents, father/mother in law, siblings, sisters/brothers in law), to any one of the persons referred to in 1 above; (3) was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause 1 above; (4) was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in 1 above; or (5) was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company.

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

The current members of the Board of Directors’ Committee are Frederico P. Fleury Curado, Michael Neruda and Sonia J.S. Villalobos.

We pay each member of the Board of Directors’ Committee (other than to its Chairman) a fixed annual compensation of US$50,000. In turn, we pay to the Chairman of the Board of Directors’ Committee a fixed annual compensation of US$85,417. In each case, such compensation is payable monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of meetings they attend, without limit of sessions.

Additionally, each member of the Board of Directors’ Committee, in his/her capacity as such, is entitled to a variable compensation of (i) 3,075,411 URAs for the period between November 16, 2023 and November 15, 2024; and (ii) 1,281,421 URAs for the period between November 16, 2024 and the date of the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025; in each case, provided the committee member remains in its position during such period.

If a member of the Board of Directors’ Committee ceases to hold his/her position before November 15, 2024 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would be entitled to a pro rata portion of the URAs referred to in clause (i) above, and would lose the right to receive the remainder. By the same token, if a member of the Board of Directors’ Committee ceases to hold his/her position after November 15, 2024 but before the date of the next ordinary shareholders’ meeting scheduled to take place in the first four months of 2025 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would maintain the right to receive the URAs referred to in clause (i) above, would be entitled to a pro rata portion of the URAs referred to in clause (ii) above, and would lose the right to receive the reminder. For the sole purpose of calculating the said pro rata portion of the URAs referred to in clause (ii) above, the ordinary shareholders’ meeting corresponding to 2025 shall be considered to take place on April 15, 2025.

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

Pursuant to U.S. regulations, we are required to have an audit committee which complies with the independence requirements set forth in Rule 10A-3 under the Exchange Act.

Given the significant overlap in the functions required to be performed by the Board of Directors’ Committee contemplated under Art. 50 bis of Chilean Law No. 18,046 and the Audit Committee, historically the Company’s Board of Directors’ Committee served as its Audit Committee for purposes of U.S. regulations. However, in connection with the relisting of the Company’s ADSs on the NYSE, the Company created an Audit Committee under U.S. law composed of two members that, as of December 31, 2024, comply with the independence requirements set forth in Rule 10A-3 under the Exchange Act. The members of this Audit Committee are not entitled to receive any compensation in their capacity as such.

The current members of this Audit Committee are Frederico P. Fleury Curado and Sonia J.S. Villalobos.

LATAM Board Subcommittees

LATAM’s board of directors has also established four subcommittees to review, discuss and make recommendations to our board of directors. These include a Strategy & Sustainability Committee, a Leadership Committee and a Finance Committee. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his/her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. We pay each member of such subcommittees a fixed annual compensation of US$20,000 for each of the subcommittees of which the Director is a member, capped at US$40,000 per year for all the subcommittees of which the Director may be a member. Additionally, the Chairman of each committee is entitled to an additional fixed annual compensation of US$14,167, capped at US$28,334. These annual compensations are paid monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of subcommittee sessions they attend to, without limit of sessions.

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

D.Employees
The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2024	2023	2022
Administrative	5,322	5,149	4,628
Sales	811	794	815
Maintenance	6,155	5,459	5,083
Operations	12,563	11,402	10,904
Cabin crew	9,312	8,688	7,423
Cockpit crew	4,500	4,076	3,654

Total	38,663	35,568	32,507

(1)As of December 31, 2024, approximately 52.6% of our employees worked in Brazil, 24.6% in Chile, 9.4% in Peru, 6.4% in Colombia, 1.4% in Ecuador, 0.6% in Argentina, and 5.0% in the rest of the world.
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
(b) CIP (Corporate Incentive Plan)
With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Restructuring, our Board of Directors approved on April 25, 2023, to extend the grant of an extraordinary and exceptional incentive called Corporate Incentive Plan (“CIP”). The CIP contemplates incentives divided in three categories tailored to three different groups or categories of employees, depending on whether employees were hired by the Company directly or by other companies of the LATAM Airlines Group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023. In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.
During 2024, the amount accrued related to this CIP was US$78.8 million, which is recorded in the “Administrative expenses” line of the Consolidated Statement of Income by Function. As of December 31, 2024, the amount of this plan recorded in the consolidated statement of financial position is US$152.6 million.

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
Labor Relations
LATAM has intensified its efforts to ensure that labor relations between the group, its employees and their legal representatives are carried out through dialogue and result in agreements that benefit both parties, while maintaining sound criteria for the operation, efficiency, sustainability and care for people. During 2024, the company renegotiated certain of its collective agreements in order to meet this criterion, and agreed to amend some of them to adapt them to new operational conditions and costs. The company continues to constantly evaluate possible labor conflicts and prepare respective contingency plans.

Below are the main milestones of our relationship with LATAM unions:
Chile
In 2024, 4 collective bargaining processes were carried out with unions, all of which were initiated voluntarily. The aforementioned collective bargaining processes involved: two collective bargaining processes with Administrative Unions, one with the Cabin Crew Union and one with the Maintenance Union, having a total of 2,145 employees involved in such negotiations. Of the four collective bargaining processes carried out, all were concluded within the ordinary term for such processes and approved by a large majority of their respective assemblies, which limit the possibility of contingencies for the operation.
Ecuador
In July 2019, LATAM Airlines Ecuador renewed its voluntary agreement with the pilot’s association in Ecuador, valid until July 2023. Then, this agreement was modified on June 26, 2020, with its term being extended until December 31, 2023.

Following extended negotiations during 2024, the pilot’s association rejected the Company’s proposal. However, negotiations are still ongoing as both parties continue to seek a resolution.
Colombia

During 2023, we initiated 3 voluntary negotiations with the following unions: the Industrial Union of Aviation Workers (“SINTRATAC”), the Technicians Union (“ACMA”) and the Cabin Crew Union (“ACAV”), reaching successful agreements will remain in effect until December 2025.

The collective agreement reached in 2022 with the Pilots’ LATAM Colombia Union (“ADALAC”) remained in effect until December 2024.

On February 8, 2023, the Arbitration Tribunal of Aerovías de Integración Regional S.A and the pilot’s union (“ACDAC”) rendered an award resolving all of the outstanding negotiation points that were pending to be resolved between LATAM Airlines Colombia and the ACDAC since 2019, thereby settling the dispute. However, on June 13, 2023, the ACDAC re-opened negotiations and presented a new list of demands to LATAM Airlines Colombia related to the well-being, economic and operational aspects for ACDAC members. Negotiations concluded in October 2023 and the parties did not reach an agreement. On November 6, 2024, the Arbitration Tribunal rendered an award regarding the dispute, ruling that LATAM Airlines Colombia must implement specific measures to improve working conditions and adjust compensation for ACDAC members. Subsequently, on November 25, 2024, LATAM Airlines Colombia filed a motion to annul one of the provisions in the award, resulting in the matter being taken to the Supreme Court of Justice of Colombia for resolution.
Peru
LATAM Airlines Peru has seven unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. Our current collective agreements were signed for a duration of four years.
During 2023, LATAM Airlines Peru concluded successfully 5 collective bargaining processes with the following unions: 2 collective bargaining processes with the aircraft technicians, 1 collective bargaining process with the airport workers, 1 collective bargaining process with the flight dispatchers and 1 collective bargaining process with the pilots.
During 2024, the collective agreements signed in 2023 were maintained.
Brazil
Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with eleven labor unions in Brazil: one crew flight union, which represents pilots, copilots and flight attendants, and ten ground staff unions. In December 2024, LATAM Airlines Brazil successfully renegotiated collective bargaining agreements with all unions. Collective labor agreements with all the staff unions will remain in effect until November 2026, while collective labor agreements with the crew flight union will remain in effect until November 2026 for cargo pilots, and until November 2025 for passenger pilots and flight attendants.
E.Share Ownership
As of December 31, 2024, the members of our board of directors and our executive officers as a group owned 5.03% of our shares. None of our directors or executive officers has voting rights that are different from any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”
For a description of stock options granted to our executive officers, see “—D. Employees—Long Term Incentive Compensation Program.”
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

As of December 31, 2024, Sixth Street Partners Management Company beneficially owned 24.10% of our common shares; Strategic Value Partners beneficially owned 13.83% of our common shares in the form of ADSs, Delta Air Lines, Inc. owned 10.05% of our common shares; Qatar Airways Investments (UK) Ltd. owned 10.03% of our common shares and Cueto Group owned 5.03% of our common shares. Approximately 25.11% of our common shares are held by shareholders who have agreed not to sell such shares until November 2026, including Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and Costa Verde Aeronautica S.A., a company that is part of the Cueto Group. Such shares were issued upon conversion of the convertible notes Series H of the Company prior to the date hereof, and, in the case of Costa Verde, certain additional shares, which it has agreed with certain other shareholders not to sell prior to November 3, 2026, subject to certain limited exceptions, including the ability to pledge such shares. The convertible notes Series H and their underlying shares were issued in connection with our emergence from the Chapter 11 Restructuring.

The information reflects LATAM Airlines Group S.A.’s shareholder structure as reflected in shareholder’s registry from the Depósito Central de Valores (“DCV”) and complemented by filings of Schedules 13F with the SEC. From the total number of shares registered in the name of “Banco de Chile por Cuenta de State Street,” Banco de Chile confirms the amount of shares corresponding to Sixth Street Partners Management Company.
Ignacio Cueto (Chairman of the Board of LATAM), Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, comprise the Cueto Group. As of December 31, 2024, the Cueto Group beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act) 5.03% of LATAM Airlines Group’s common shares. Pursuant to a shareholders’ agreement entered into by the Backstop Creditors and the Backstop Shareholders in connection with LATAM’s emergence from bankruptcy proceedings, Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto Group are entitled to elect four of the nine members of our board of directors. See “-Shareholders’ Agreements.”
The table below sets forth additional information regarding the beneficial ownership of our common shares, as of December 31, 2024, by our major shareholders or shareholder groups, and minority shareholders.

	Beneficial ownership (as of December 31, 2024)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Sixth Street Partners Management Company	145,646,987,995	24.10%
Strategic Value Partners	83,600,686,000	13.83%
Delta Air Lines, Inc.	60,722,284,826	10.05%
Qatar Airways Investments (UK) LTD	60,640,769,249	10.03%
Cueto Group	30,389,446,225	5.03%
Others	223,437,703,292	36.97%
Total	604,437,877,587	100.00%

As of December 31, 2024, other minority investors held 36.97% of our stock, and 22.68% of our capital stock held in the form of ADSs. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of December 31, 2024, we had 2,131 record holders of our common shares. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

In the past three years, the only significant changes in the percentage of ownership held by any of LATAM’s current major shareholders (with more than 5% stake) have been represented by (i) a decrease in the Cueto group’s ownership from 16.39% as of February 28, 2022 to 5.03% as of December 31, 2022, (ii) a decrease in Delta Airlines’ ownership from 20.00% as of February 28, 2022 to 10.05% as of December 31, 2022, and (iii) a decrease in the Selling Shareholders ownership interests in LATAM following the re-IPO as follows: (a) a decrease in Sixth Street Partners Management Company’s ownership from 27.91% to 24.10% as of December 31, 2024, and (b) a decrease in Strategic Value Partners’ ownership from 16.02% to 13.83% as of December 31, 2024.
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
Composition of the LATAM Airlines Group Board

On April 3, 2024, Bouk Van Geloven resigned from his position as Director of the Company, effective as of April 24, 2024. As a result of his resignation, and in accordance with the provisions of Article 32 of Chilean Law No. 18,046, a complete renewal of the Board of Directors was required.

At the Ordinary Shareholders’ Meeting of the Company held on April 25, 2024, the following individuals were elected to the Board of Directors: Enrique Cueto Plaza, Ignacio Cueto Plaza, Frederico P. Fleury Curado (as independent director), William de Wulf, Antonio Gil Nievas, Bornah Moghbel, Michael Neruda, Sonia Villalobos and Alexander D. Wilcox.
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
B.Related Party Transactions
General
We have engaged in a variety of transactions with our affiliates, including entities owned or controlled by certain of our major shareholders. In the ordinary course of business, we render to and receive from related companies’ services of various types, including aircraft leases, aircraft interchanges, freight transportation and reservation services. Such transactions, none of which is individually material, are summarized in Note 32 to our audited consolidated financial statements for the fiscal year ended December 31, 2024.
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
On January 8, 2024, the CMF published General Rule 501, which establishes (a) the minimum conditions that must be met by the policy of usual related-party transactions, in order to facilitate the approval of such transactions; and (b) the public disclosure in January and July of each year on all of the related-party transactions carried out in the immediately preceding semester. The rule became effective in September 2024 and the first report was published on January 31, 2025.
On August 8, 2024, the Board of Directors, in view of said new Rule 501, upon recommendation of the board of directors’ committee, approved amendments to (i) the Policy of Usual Related-Party Transactions of LATAM Airlines Group and (ii) the Policy on Control of Related-Party Transactions of LATAM Airlines Group and its subsidiaries (the “Policy”). Any and all negotiations, acts, contracts or operations between LATAM Airlines Group and a LATAM related-party or among 2 or more LATAM related-parties will be subject to the Policy.

C.Interests of experts and counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
See “Item 18. Financial Statements” and pages F-1 through F-166.
Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of business. The following is a description of our material legal and arbitration proceedings as of the date of this filing.
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
On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of Th€799,400 (equivalent to approximately ThUS$832,708). The fine imposed against LAN Cargo and its parent company, LATAM Airlines Group, totaled Th€8,220 (equivalent to approximately ThUS$8,562). LATAM Airlines Group provisioned ThUS$25,000 during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LATAM Airlines Group recorded a ThUS$14,100 gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LATAM Airlines Group’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LATAM Airlines Group to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20, 2016, the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgment by the European Court of Justice.
On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM Airlines Group, a fine in the same amount, Th€8,200, as the original fine. On May 31, 2017 LAN Cargo and LATAM Airlines Group requested the annulment of this EC decision to the General Court of the European Union. In December 2017 LAN Cargo and LATAM Airlines Group presented their arguments for this annulment and in July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union in which we confirmed our request for annulment of the decision or instead a reduction of the amount of the fine. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from ThUS$8,562 (Th€8,220) to ThUS$2,327 (Th€2,240). This ruling was appealed by LAN Cargo, S.A. and LATAM Airlines Group on June 9, 2022. All the other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal on September 7, 2022. LAN Cargo, S.A. and LATAM Airlines Group responded to the Commission’s arguments on November 11, 2022. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine ThUS$8,562 million or Th€8,220 to the Bankruptcy Court. The amount of this claim has been modified to ThUS$2,327. In January 2023, the European Commission replied to our defense, and on February 13, 2023, LAN Cargo, S.A. and LATAM Airlines Group requested the European Court to hold a hearing. The hearing was held before the European Court on April 10, 2024 and the Company is currently awaiting a final ruling. On September 5, 2024, the Advocate General of the European Court issued a non-binding opinion stating that the European Court should dismiss all the airlines’ appeals and uphold the current fines. The European Court generally follows the Advocate General’s recommendations, so there is a high probability that the final judgment will confirm the same fines—in our case, Th€2,240.
Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The two only judicial processes still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in the Norway proceeding since January 2014. In the Netherlands proceeding, most of the airlines involved in this case have been forced to withdraw their claim against LATAM Airlines Group and LAN Cargo after their previous claim was annulled in Bankruptcy Court during Chapter 11. In this sense, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claim. The only claim pending against LATAM Airlines Group and LAN CARGO is by Thai Airways. In the case of Norway, only the withdrawal of KLM’s claim has been reported. The amounts are undetermined.
On September 3, 2013, CADE published its decision to impose a fine of ThUS$51,000 against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of ThUS$1,000 and ThUS$510 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to ThUS$9,132 (R$56,437,825.26) (based on an exchange rate of US$1 = R$6.18). CADE also reduced the fines against ABSA’s Director and employees to US$169,080 and US$83,920, respectively (also based on an exchange rate of US$1 = R$6.18). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The court’s decision was published on March 12, 2019. On March 13, 2019, ABSA filed a motion seeking clarification of the federal court’s decision. On April 1, 2019, a response to the motions for clarification filed by ABSA was presented. On May 24, 2019, the motions for clarification of ABSA were not accepted.
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
Chapter 11 Proceedings

While LATAM emerged from Chapter 11 on November 3, 2022, the Chapter 11 proceedings remained open after the Effective Date, to finalize the settlement of certain claims that were still pending as of such date as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court issued a final order ordering the closure of the Chapter 11 proceedings under Case Number 20-11254 (the “Order”), as a result of the resolution of substantially all remaining issues in the Chapter 11 proceedings and all related appeals.

The only pending matters are the ancillary proceedings in the Cayman Islands described below.

On May 26, 2020, LATAM Finance Limited and Peuco Finance Limited submitted separate requests for provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which were accepted on May 27, 2020 by the Grand Court of the Cayman Islands. LATAM Finance Limited and Peuco Finance Limited filed several petitions to suspend the liquidation in 2020, 2021 and 2022, all of which were accepted by the court. On May 23, 2024, the Grand Court of the Cayman Islands approved the withdrawal of the winding up petitions presented by LATAM Finance Limited and Peuco Finance Limited on May 27, 2020, and discharged the appointments of the joint provisional liquidators.
On July 7, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Piquero Leasing Limited filed several petitions to suspend the liquidation in 2020, 2021 and 2022, all of which were accepted by the court. On May 23, 2024, the Grand Court of the Cayman Islands approved the withdrawal of the winding up petition presented by Piquero Leasing Limited on July 8, 2020, and discharged the appointment of the joint provisional liquidators.

Class Actions
Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On June 25, 2020, the National Corporation of Consumers and Users (“CONADECUS”) filed a class action against LATAM Airlines Group in the 23° Juzgado Civil de Santiago, for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 pandemic, requesting the nullity of alleged abusive clauses in consumer contracts, the imposition of fines and compensation for damages in defense of the interest of consumers. On July 4, 2020 we filed a motion to reverse the court’s ruling declaring the admissibility of the action filed by CONADECUS. On July 11, 2020 we requested the Court to comply with the Chilean Insolvency Court’s ruling to suspend the case in connection with the foreign reorganization procedure pursuant to the Chilean Insolvency Act, a request that was accepted by the Court. CONADECUS filed a motion for reconsideration and an appeal against this resolution should the motion for reconsideration be dismissed. The Court dismissed the reconsideration motion on August 3, 2020, but admitted the appeal. On December 22, 2022, LATAM Airlines Group filed a motion requesting the stay of the proceedings to be lifted, given the current state of the reorganization procedure. On December 30, 2022, CONADECUS agreed to LATAM Airlines Group’s request. On January 23, 2023, the Santiago Court of Appeals granted LATAM’s motion and lifted the stay. On November 24, 2023, the Court dismissed LATAM’s motion for reversal against the ruling that declared the action filed by CONADECUS admissible. On December 4, 2023, LATAM filed a statement of defense. The settlement hearing took place on March 27, 2024, but the parties did not reach an agreement. On May 14, 2024 the Court determined the facts to be proven, and dismissed the motion of reconsideration on June 18, 2024, thereby opening the discovery stage. The amount at the moment is undetermined.

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

Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On September 21, 2023, LATAM Airlines Group was notified of a class action lawsuit filed by CONADECUS in a Chilean Court (23° Juzgado Civil de Santiago), for alleged breaches of the Law on Protection of Consumer Rights because of the cancellation of tickets for international flights purchased through travel agencies. CONADECUS petitioned for fines and damages in defense of the class and/or diffuse interest of consumers. On September 30, 2023, LATAM Airlines Group filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed a statement of defense. On August 6, 2024, LATAM requested the Court to declare the abandonment of the procedure on account of the plaintiff’s lack of activity. The amount at the moment is undetermined.

Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On September 17, 2024, LATAM Airlines Group was notified of a class action lawsuit filed by CONADECUS in a Chilean Court (15° Juzgado Civil de Santiago), for alleged breaches of the Law on Protection of Consumer Rights because of the cancelation of flights occurred due to the CrowdStrike outage. CONADECUS petitioned for fines and damages in defense of the collective and/or diffuse interest of consumers. On September 27, 2024, LATAM Airlines Group filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, which was dismissed by the Court on November 20, 2024. On December 9, 2024, LATAM filed a statement of defense. The amount at the moment is undetermined.

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

On August 11, 2023, the Civil Aviation Administration (“JAC”) filed a petition for clarification with the TDLC regarding certain capacity and other transitory restrictions applicable to the Santiago-Lima under the Eighth Condition. The petition seeks to impose a temporary 5-year limitation on 23 frequencies assigned by the JAC to LATAM after the decision was issued.

LATAM filed a brief with the TDLC on August 27, 2023, petitioning that the JAC petition for clarification be dismissed because it was an improper request to change the Eighth Condition. The TDLC dismissed the JAC’s petition for clarification on September 13, 2023. The JAC filed an appeal against the TDLC’s ruling dismissing its petition for clarification on September 23, 2023. LATAM petitioned that said appeal by the JAC be declared inadmissible on September 30, 2023. The TDLC declared the appeal admissible on October 2, 2023, and LATAM filed a motion for reconsideration against that decision on October 7, 2023. The TDLC accepted LATAM’s motion for reconsideration on October 17, 2023, amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be overturned and petitioned that its appeal be declared admissible. On November 3, 2023, LATAM became part of the de facto appeal and requested its rejection. On December 20, 2023, the TDLC sent a report to the Supreme Court with a summary of its decision on this matter. On January 6, 2024, the JAC presented a note in relation to the TDLC report. On January 9, 2024, LATAM presented a document in response to the JAC documentation before the same Court. The Supreme Court unanimously dismissed the appeal against judgment by the JAC. There are no appeals pending in this case. The amount at the moment is undetermined.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has been finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Chilean Decree Law 211, and dismissed the request for provisional measures. On October 4, 2023, JetSmart filed two motions for reconsideration against the TDLC’s decision. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 20, 2023 CONADECUS requested to become part of this process and requested the same injunction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of said injunction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief requesting the dismissal of JetSmart’s new request for injunction. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry. On December 21, 2023, the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. During the months of January and February 2024, the FNE, the JAC, the SERNAC, Sky Airline and CONADECUS also provided background information. On February 13, 2024, the JAC submitted a request for clarification to the TDLC, asking if it could call for bids regarding international air frequencies on the Santiago-Lima route, the validity of which expires in 2024. On February 15, 2024, LATAM submitted a document stating that there was no matter to be clarified and that the request should be rejected. On February 15, 2024, the TDLC ruled against the JAC’s request, since there were no aspects to be clarified. On April 25, 2024, a tender was held for two Santiago-Lima frequencies, both of which were awarded to JetSmart. LATAM submitted the minutes of said tender to the TDLC. On June 19, 2024, LATAM submitted an economic report and observations to the report submitted by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional background information. On July 31, 2024, the public hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the TDLC requested the FNE to report on the current status of investigation No. 2755-24 discussed in its contribution of background information and for the JAC to report on the status of the citizen consultation related to the modification of the frequency allocation regulations. On December 24, 2024, the FNE and the JAC presented their responses. On January 10, 2025, the TDLC rejected JetSmart’s request for a non-contentious process of September 26, 2023, declaring that the bidding rules do not generate significant risks that may violate the provisions of Decree Law No. 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling, which will be reviewed by the Supreme Court. The amount at the moment is undetermined.

Legal proceedings involving LATAM Airlines Peru

On January 26, 2023, LATAM Airlines Peru filed an appeal against the determination and fine resolutions issued by SUNAT for indirect disposal of income during the fiscal year 2015, for an aggregate amount of ThUS$185,987. Through Resolution of the National Taxpayer Intendency (Intendencia de Principales Contribuyentes Nacionales) N°. 4070340000928 dated December 19, 2023, SUNAT granted the appeal filed by the Company and, consequently, the previous resolutions were declared void. Subsequently, on September 4, 2024, through the notification of the Complementary Result of Requirement No. 0122220002363, SUNAT overturned the objection regarding the major maintenance expense of approximately ThUS$63,000 However, it upheld the remaining objections. Consequently, on September 26, 2024, SUNAT issued new determination and fine resolutions of ThUS$122,953. On October 23, 2024, the Company submitted a claim against these resolutions. However, on December 31, 2024, through Resolution No. 4070140001797 issued by the National Taxpayer Intendency, SUNAT declared the claim filed by the Company to be unfounded. As a result, on January 22, 2025, LATAM Airlines Peru filed an appeal against this resolution, which is currently pending resolution before the Tax Court.

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

In relation to the July 17, 2007 accident of Airbus A320 aircraft (PR-MBK) of TAM Linhas Aéreas S.A. (TAM), over the last 18 years together with insurers/reinsurers reached settlements directly with the victims’ families, third parties and ex-employees. Almost all claims and suits have now been concluded and there are two ongoing litigation against TAM, relating to three fatal victims and a third-party. The administrative action regarding the extent of the primary insurance coverage payable regarding victims on board the aircraft remains on appeal by TAM and the other defendants to the Superior Court in Brasília. No steps have been taken by any party to attempt preliminary execution of the second instance court decision and there should be sufficient grounds to defend any such action based on the releases signed by all claimants upon receiving final compensation. The insurance coverage with Itaú Unibanco Seguros S.A. (now Chubb Seguros) adequately covers all liabilities arising out of the accident, and therefore LATAM Airlines Brazil does not expect to incur in any additional expenses.

Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, presented by Luana dos Santos Bezerra Bounhe and others; Aracy Ribeiro Moreira and others; Naira Maria da Silva Gusson do Nascimento; Laura dos Reis Camilo and another; and Silvia Nicole Dantas Costa Maia and others; and a lawsuit against the same companies for alleged labor liability filed by Marcus Vinicius Ávila Santanna and others. In the litigation with Luana dos Santos Bezerra Bounhe and others (Role 1002928-30.2024.8.26.0659), on December 19, 2024, the parties submitted a request for approval of the agreement concluded extrajudicially. The remaining 5 cases remain active.

These litigations are under insurance coverage.

Tax related proceedings

In July, 2011, the Brazilian National Institute of Social Security (“INSS”) issued a tax assessment notice requesting LATAM to pay certain charging amounts as a result of TAM Linhas Aereas’ lack of payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll, between 2004 and 2012. TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief against the INSS decision. The company made cash deposits (as of December 31, 2024 the deposit amount is ThUS$87,082 (R$538,168,490.91) to the Court of total amounts required to guarantee the debts allegedly owed. The administrative proceedings have been suspended until the conclusion of the judicial claim, which is still pending an appeal filed by the Company against an unfavorable first instance decision. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was ThUS$43,300. In the opinion of our legal advisors, the possibility for the court to rule against TAM Linhas Aereas is high.

Since 1993, TAM Linhas Aereas S.A. is a plaintiff in a judicial claim against the Brazilian government seeking indemnity for damages arising out of the termination of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The amount of potential recovery is indeterminate at this time. The original amount is estimated at ThUS$44,100 (R$246,086,745.00). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings issued by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is high, even if the court of second instance issued decision denying the claim. The process is currently being heard before the Federal Regional Court awaiting the processing of TAM’s appeal to STJ and STF. We have not recognized these credits in our financial statements and will only do so if and when a positive decision is rendered final by the Court.

TAM Linhas Aereas S.A. filed an ordinary claim, with a request for early judgment, to discuss the legality of charging the Adicional das Tarifas Aeroportuárias (“Additional Airport Tariffs,” or “ATAERO”), which are charged at a rate of 50% on the value of tariffs and airport tariffs. A decision by the superior court is pending. The amount of potential recovery is indeterminate at this time. The company filed appeals (STJ and STF). The appeal to the superior court (STJ) was denied and the Company filed another appeal (called Agravo Interno).

(1) On October 29, 2018, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$104,846 (R$647,952,057.06), due to alleged irregularities of the Company on social security contribution related to work accidents (“GILRAT,” former “SAT”) from November 2013 until December 2017. TAM Linhas Aereas S.A. presented its defense, which was denied on February 7, 2019 and TAM Linhas Areas has filed an appeal. (2) On December 30, 2022, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$14,930 (R$ 92,272,552.89), due to alleged irregularities of the Company on social security contribution related to GILRAT between January and December, 2018. The administrative defense filed by TAM Linhas Aereas S.A. was denied and, thus, the Company filed an appeal. On December 4, 2024, one of the judges requested to review the case. The Company is awaiting a new trial.

The proceedings are now pending a decision on the appeal filed before the second level Court (the “CARF”).

(1) On December 12, 2019, the Brazilian Federal Revenue Service Brazilian issued a tax assessment on the amount of ThUS$36,334 (R$224,544,472.99) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during 2014. The company filed its defense, which was denied in September 2020. In September 2024, one of the judges requested to review the case. The Company is awaiting a new decision.

(2) On February 7, 2024, the Brazilian Federal Revenue Service issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$44,638 (R$275,864,333.29) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during the period of 2019/2020. The administrative defense presented by the company was partially favorably decided. Awaiting a decision on the appeal filed by the company.

On February 26, 2016, SNEA (Sindicato Nacional das Empresas Aéreas) on behalf of their members: Tam Linhas Aereas S/A, Absa Aerolinhas Brasileiras S/A, Gol Linhas Aéreas S/A and Azul Linhas Aéreas Brasileiras S/A filed an ordinary claim in the Federal Court of the Federal District to discuss the 72% increase in the values of TAT-ADR

(Aerodrome Control Fee) and TAT-APP (Approach Control Fee) imposed by the Department of Airspace Control (“DECEA”). Regarding this increase in tariffs, the companies (Tam Linhas Aéreas S/A and Absa Aerolinhas Brasileiras S/A) are currently making judicial deposits monthly and tried to replace these deposited amounts with guarantee insurances. On October 13, 2017, the Federal District Court of first instance ruled against SNEA’s claim maintaining the legality of the 72% increase in the values of the fees. On January 30, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. Tam Linhas Aereas S.A had a favorable decision to recover 100% of the amounts deposited with the presentation of a guarantee (insurance guarantee). In December 2024, the company withdrew the amounts deposited ThUS$60,412 (R$373,348,964.16).

On March 28, 2007, TAM Linhas Aereas S.A. filed a lawsuit (writ of mandamus) seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident and vacation involving amounts of ThUS$60,891 (R$376,308,953.87). On February 2, 2008 the court rendered a decision against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. An extraordinary remedial measure was filed, requesting to stay the effects of the decision until the Court’s decision was issued. The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024. The company made cash deposits on July 11, 2024 in the amount of ThUSS5,465 (R$33,774,052.14). The company is reviewing the amounts that could be recovered as a result of the Supreme Court’s decision (maternity payments, medical leave for accident and vacation).

On February 7, 2024, the Brazilian Federal Revenue Service issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$20,653 (R$127,635,708.97) which requires the Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSL related to the amortization of goodwill that TLA (Tam Linhas Aéreas) made in 2019/2020 with the incorporation of Multiplus. An administrative defense was filed by the Company.

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

Dividend for year:	Payment Date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(in millions of U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2021	n.a.	$0.0	606.41	$0.0	$0.0
2022	n.a.	$0.0	604,437.88	$0.0	$0.0
2023	05/16/2024	$174,549.4	604,437.88	$0.00029	$0.00029
B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2024.
ITEM 9 THE OFFER AND LISTING
A.Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989. On July 25, 2024, the Company’s ADSs were relisted on the NYSE, following its delisting in June 2020 after entering into the Chapter 11 Restructuring. The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of U.S.$24.00 per ADS (the “re-IPO”). The ADSs trade on the NYSE under the ticker symbol “LTM”. On August 28, 2024, 1,773,026 additional ADSs were sold by the Company’s shareholders pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders. As of the date of this annual report, the ADSs are traded on the NYSE, and our ADR program, with JP Morgan Chase Bank, N.A. as depositary, was approved for relisting and registration on the NYSE as of July 24, 2024.

In August 2022, LATAM filed a registration statement on Form F-1 for the proposed resale of its common shares in the form of ADSs pursuant to the Registration Rights Agreement entered into by and among LATAM, the Backstop Creditors and the Backstop Shareholders. On August 30, 2023, LATAM filed a request for withdrawal of the registration statement. On July 18, 2024, LATAM filed a new registration statement on Form F-3 for the proposed resale of its common shares in the form of ADSs. Further, on July 24, 2024, LATAM filed a prospectus supplement offering a total of 19,000,000 ADSs, each representing the right to receive 2,000 common shares. As of the date of the prospectus supplement, the last reported sale price of LATAM’s common shares on the Santiago Stock Exchange (“SSE”) was Ch$12.81 per common share, which is equivalent to US$27.06 per ADS, based on an exchange rate of Ch$946.69 to US$1.00.

As of December 31, 2024, the Company’s statutory capital is represented by 604,441,789,335 shares, all issued, ordinary and without nominal value. The Company’s statutory capital is the sum of US$5,003,576,326.78, divided into such 604,441,789,335 shares, of the same series, with no par value, of which: (i) US$5,003,533,928.78 represented by 604,437,877,587 shares, are fully subscribed and paid, including common shares represented by ADSs; and (ii) US$42,398.00, represented by 3,911,748 shares, to be subscribed and paid in full and exclusively for the conversion of 42,398 Series H Convertible Bonds (ex class B).

On September 23, 2024, we became aware that the Colombian Stock Exchange (“BVC”), directly and without the participation of LATAM, registered the stock of LATAM Airlines Group S.A. (BCS: LTM) in the foreign securities quotation system called MGC Colombian Global Market, in accordance with the authorization granted by Resolution 1408 of 2024 issued by the Financial Superintendence of Colombia. Although Colombian investors will be able to invest in these shares through the MGC Colombian Global Market starting September 23, 2024, the registration of the shares in the MGC Colombian Global Market does not imply that LATAM Airlines Group S.A. acquires the status of a securities issuer in the

Colombian securities market and, therefore, does not generate any obligations for LATAM, especially legal or financial obligations.

B.Plan of Distribution
Not applicable.
C.Markets
Trading
Chile
The Chilean stock market, which is regulated by the CMF under Law 18,045 of October 22, 1981, as amended, which we refer to as the “Securities Market Act,” is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.
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
1.any acquisition or disposition of shares; and
2.any acquisition or disposition of contracts or securities, which price or performance depends on the price variation of the LATAM Airlines Group’s shares.
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

Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were cancelled and no longer available for subscription and payment. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of December 31, 2024, the Company’s statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of the same date, LATAM had a total of 604,437,877,587 shares subscribed and paid; and the balance, corresponding to 3,911,748 shares underlying convertible bonds issued (still unconverted as of such date) as part of LATAM’s capital increase approved in July 5, 2022, is pending subscription and payment.
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

Directors
Our by-laws provide for a board of nine directors. Compensation to be paid to directors must be approved by vote at the annual shareholders’ meeting. We hold elections for all positions on the board of directors every two years. Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his/her votes in favor of one nominee or may apportion his/her votes among any number of nominees. These voting provisions currently ensure that a shareholder owning more than 10% of our outstanding shares is able to elect at least one representative to our board of directors.
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
1.Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF2,000 (as of December, 31, 2024, approximately Ch$76.8 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2024, approximately Ch$768.3 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.
2.Transactions that pursuant to the company’s policy of usual related party transactions as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policy shall have the approval of the board of directors’ committee and shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable. Such policy shall not authorize the subscription of acts or contracts that compromise more than the 10% of the assets of the company.
3.Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.
The policy of usual related party transactions adopted by the Board of Directors in the meeting held on December 29, 2009, was amended by the board of directors in the meeting held on August 8, 2024, pursuant to said letter b) of Article 147 of the Chilean Corporation Act. That determination and amendment were publicly disclosed on the same day of approval. The current policy as amended is currently available on LATAM Airlines Group’s website under the “Corporate Governance” section.
Likewise, during the meeting held by the Board of Directors on August 8, 2024, also granted the generic approval for those related-party transactions referred to in preceding numbers 1 (non- material amounts) and 3 (95% or more of the equity of the counterpart), pursuant to said letters a) and c) of Article 147 of the Chilean Corporation Act.
Shareholders’ Meetings and Voting Rights
Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (when applicable) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on April 25, 2024, and the most recent ordinary annual meeting of our shareholders was held on April 25, 2024.
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
Only shareholders registered with us at midnight of the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his/her proxy to attend and vote on his/her behalf. The proxies must fulfill the requirements set forth by the Chilean Corporate Law and its regulatory norms. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.
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
On November 3, 2024, the restriction established in the third transitory article of LATAM’s by-laws, which consisted of all items referred to in the second paragraph of article 67 of the Chilean Corporations Act requiring the affirmative vote of at least 73% of the outstanding voting shares, automatically ceased. Hence, the two-thirds majority contemplated in the second paragraph of said article 67 applied thereafter.
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
C.Material Contracts
Table of Material Contracts for the Purchase of Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
		Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircraft (18)	US$	3,200,000,000
		⮚ Boeing 787-9 aircraft (8)
		⮚ Option of purchasing fifteen additional aircraft to be delivered in 2017 and 2018

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of ten Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	⮚ To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	⮚ To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Deferral of PDPs.
Supplemental Agreement No. 17 to the Purchase Agreement No. 3256	February 17, 2020	⮚ To include certain letter agreements.
Supplemental Agreement No. 18 to the Purchase Agreement No. 3256	April 29, 2021	⮚ Covering the cancellation of the delivery of four Boeing 787-9 aircraft.
787 Settlement Agreement	June 17, 2022	⮚ Agreed to update delivery dates and settle certain consequences.
Supplemental Agreement No. 19 to the Purchase Agreement No. 3256	August 30, 2023	⮚ Incremental order of 5 additional Boeing 787 Aircraft.
Supplemental Agreement No. 20 to the Purchase Agreement No. 3256	August 13, 2024	⮚ Incremental order of 10 additional Boeing 787 Aircraft.
Airbus A320-Family Fleet

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family aircraft (5)	US$	230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 family aircraft and 15 purchase rights for Airbus A320-Family aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚ Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
⮚ According to clause 12.2 of the Second A320-Family Purchase Agreement, applicable to all subsequent amendments, in case of a failure, as defined in such agreement, a service life policy for a period of 12 years after delivery of any given aircraft shall apply.
Amendment No. 5 to the Second A320-Family Purchase Agreement	December 23, 2009	⮚ Airbus A320-Family aircraft (30)	US$	2,000,000,000
Amendment No. 6 to the Second A320-Family Purchase Agreement	May 10, 2010	⮚ Convert the aircraft type of three aircraft and advance the scheduled delivery date of 13 aircraft.
Amendment No. 8 to the Second A320-Family Purchase Agreement	September 23, 2010	⮚ Convert the aircraft type of one aircraft and advance the scheduled delivery date of four aircraft.
Amendment No. 9 to the Second A320-Family Purchase Agreement	December 21, 2010	⮚ Airbus A320-Family aircraft (50)	US$	2,600,000,000
Amendment No. 10 to the Second A320-Family Purchase Agreement	June 10, 2011	⮚ Convert the aircraft type of three aircraft, to select sharklets for some aircraft and to notify delivery dates for some aircraft.
Amendment No. 11 to the Second A320-Family Purchase Agreement	November 3, 2011	⮚ Convert the aircraft type of three aircraft and defer the scheduled delivery date of four aircraft.
Amendment No. 12 to the Second A320-Family Purchase Agreement	November 19, 2012	⮚ Convert the aircraft type of three aircraft, identify certain aircraft as Sharklet Installed Aircraft and others as Sharklet Capable Aircraft, as those are defined in such Purchase Agreement, and notify the scheduled delivery month for certain aircraft.
Amendment No. 13 to the Second A320-Family Purchase Agreement	August 19, 2013	⮚ Convert several A320 aircraft to A321 aircraft and to postpone the scheduled delivery dates of several aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 16 to the Second A320-Family Purchase Agreement	July 15, 2014	⮚ Covering cancellation and substitution of certain Aircraft.
Novation Agreement to the Second A320-Family Purchase Agreement	October 30, 2014	⮚ Novation of the original TAM A320/A330 Family Purchase Agreement from TAM to LATAM.
Amendment No. 17 to the Second A320-Family Purchase Agreement	December 11, 2014	⮚ Covering the substitution of certain Aircraft.
Amendment No. 18 to the Second A320-Family Purchase Agreement	August 4, 2021	⮚ Covering the postponement of certain relevant deadlines.
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family aircraft (20)	US$	1,700,000,000
⮚ Delivery scheduled to take place in 2017 and 2018
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
Amendment No. 7 to the A320 NEO Purchase Agreement	September 22, 2017	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 8 to the A320 NEO Purchase Agreement	December 21, 2018	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 9 to the A320 NEO Purchase Agreement	August 4, 2021	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 10 to the A320 NEO Purchase Agreement	August 17, 2023	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family aircraft (31)	US$	3,300,000,000
⮚ Airbus A330-200 aircraft (6)
⮚ Delivery was scheduled to take place between 2007 and 2010

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family aircraft (20)	US$	2,140,000,000
⮚ Airbus A330-200 aircraft (4)
⮚ Delivery was scheduled to take place between 2007 and 2014
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family aircraft (20)	US$	1,450,000,000
⮚ Delivery was scheduled to take place between 2014 and 2015
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family aircraft (10)	US$	1,730,000,000
⮚ Airbus A320 NEO Family aircraft (22)
⮚ Delivery scheduled to take place between 2016 and 2018
⮚ Ten option rights for Airbus A320 NEO Family aircraft
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 family aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 family aircraft and reschedule the delivery date of such aircraft.
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Rescheduled delivery of five A320 NEO Aircraft and eleven A321 NEO Aircraft.
⮚ Cancel the delivery of one A321 Aircraft.
Amendment No. 27 to the A320/A330 Purchase Agreement	August 4, 2021	⮚ Incremental order of 28 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 28 to the A320/A330 Purchase Agreement	July 20, 2022	⮚ Incremental order of 17 additional A320 NEO Family Aircraft.
⮚ Rescheduling and type conversion of certain A320 NEO Family Aircraft.
Amendment No. 29 to the A320/A330 Purchase Agreement	August 2023	⮚ Incremental order of 13 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts - A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircraft (22)	US$	6,480,000,000
⮚ Ten option rights for Airbus A350 aircraft.

Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft
Termination Agreement in respect of the A350 Purchase Agreement	August 4, 2021	⮚ Cancellation of 2 remaining deliveries of A350-1000 XWB Aircraft

TAM Material Contracts - Boeing 777 Purchase Agreement

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircraft (4)	US$	1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft
Supplemental Agreement No. 12 to the Purchase Agreement	February 3, 2020	⮚ Cancellation of one Aircraft
Supplemental Agreement No. 13 to the Purchase Agreement	April 29, 2021	⮚ Cancellation of one Aircraft

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
One of the four Boeing 777-300ER aircraft has been sold in July 2019 and is no longer part of such framework deed with Aircastle, but the aircraft remains in our fleet with a different lessor. On June 21, 2024 we bought three Boeing 777-300ER aircraft from Aircastle.
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
On September 17, 2024, we entered into the PW1100G-JM Supplemental Support Agreement with IAE International Aero Engines, LLC for the support of AOG events.
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
On September 17, 2024, together with TAM Linhas Aéreas S.A., we entered into the V-Services Fixed Price Repair Agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500 engines, for a period of 5 years per engine.
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
AMADEUS Contract
On May 1, 2020, we entered into the Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity with Amadeus, an agreement effective for an initial period of two years. On January 14, 2021, LATAM rejected this contract, as part of its Chapter 11 Restructuring, which took effect on March 1, 2021. Notwithstanding the foregoing, on March 12, 2021 LATAM and Amadeus entered into a new Amended and Restated Addendum to the Global Distribution Agreement for Full Content and Channel Parity. This Addendum will be automatically renewed for periods of one year, until terminated anytime upon at least 90 days’ notice.
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
Under the new regulations, only the following limitations apply to these operations:
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
On January 25, 2024, the Central Bank of Chile approved, effective as of January 1, 2026, a new Compendium of Foreign Exchange Regulations, which basically reformulates and simplifies current regulations, with a new exchange information system, maintaining in general the current monetary policy and exchange regime.
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
E.Taxation
Chilean Tax

The following discussion relates to Chilean income tax laws presently in force, including Rulings No. 324 of January 29, 1990, and No. 3,708 of October 1, 1999, of the Chilean Servicio de Impuestos Internos (“Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a “Foreign Holder”). For purposes of Chilean tax law, an individual holder is (i) a resident of Chile if such person remains in Chile, whether continuously or not, for a period or periods exceeding a total of 183 days, within any twelve-month period; and/or (ii) domiciled in Chile if such person resides in Chile with the actual or presumptive intent of staying in Chile (such intention to be primarily evidenced by circumstances of an economic nature such as if Chile is the place in which he or she develops the activity that generates most of his/her income or if it is the country in which most of his/her main business interests are located). The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

•As a general rule, capital gains of a resident may be taxed in both countries, although reduced rates or exemptions from one country’s tax may apply to gains derived by a resident of the other country, depending on the type of asset disposed of. In the case of shares or other rights or interests representing the capital of a company resident in a country, 16% is the maximum rate allowed to be imposed by that country on a resident of the other country who alienates the shares or other rights or interests, if the seller previously owned shares representing no more than 50% of the capital of the company (and in the case of alienators of other rights, rights previously owned by the seller represented less than 20% of the capital). Exemptions for pension funds and institutional investors are applicable. Likewise, tax exemptions apply to the sale of shares with stock market presence, being taxed only in the taxpayer’s country of residence when certain requirements are met.

•It does not preclude the United States from taking payments from Chilean residents into account in computing the “Base Erosion Anti-abuse Tax” (known as the “BEAT”) of a U.S. taxpayer.

Additionally, on December 18, 2023, the government presented before the Congress a bill that creates a Register of Beneficial Ownership. Such registry will contain information of final beneficiaries of legal persons, investment funds, and other entities without legal personality, incorporated or domiciled in Chile, or with any type of permanent establishment in Chile. The bill is currently being reviewed by the Senate pursuant to the first phase of the constitutional process.

Finally, on October 24, 2024, Law 21,713 was enacted to align tax compliance regulations with international standards of modern taxation and to increase tax collection by reducing the compliance gap. The provisions of this law came into effect on November 1, 2024, notwithstanding specific effective dates established by the law for certain provisions. Its goal is to finance structural reforms to the pension system, enhance public safety, and strengthen institutions. Among other provisions, this law includes: (i) changes to the rules on corporate reorganizations and the assessment powers of the Chilean Internal Revenue Service, including the legal recognition of international reorganizations and the requirements for the Chilean Internal Revenue Service’s powers of appraisal to not apply; (ii) amendments to the application of the general anti-avoidance rules (“GAAR”), maintaining a judicial procedure but including a stage before the Executive Committee, a newly created body responsible for recommending whether the GAAR should be applied or not; (iii) the creation of an anonymous whistleblower mechanism for investigations into acts constituting tax offenses; (iv) changes to the controlled foreign corporation rules in Article 41 G of the Chilean Income Tax Law; (v) modifications to the requirements for qualifying as a “preferential tax regime” under Article 41 H of the Chilean Income Tax Law; and (vi) the introduction of a new voluntary disclosure procedure to declare and pay taxes on undeclared assets and income located abroad.

Cash Dividends and Other Distributions

Under the Partially Integrated Regime, cash dividends we pay with respect to the ADSs or common shares held by a Foreign Holder will be subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean tax authorities (the “Withholding Tax”). A credit against the Withholding Tax is available based on the corporate income tax rate of the year of distribution and provided a sufficient balance of accumulated corporate income tax credits is available. These credits correspond to corporate income tax we actually paid on the accumulated income (referred to herein as the “First Category Tax”). However, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. If we register net income and a tax loss, no credit against the Withholding Tax may be available.

The Partially Integrated Regime reduces the amount of First Category Tax creditable against the Withholding Tax for certain Foreign Holders. As a general rule, only 65% of the First Category Tax credit will actually offset the Withholding Tax. However, if a tax treaty is in place between Chile and the country of domicile of a Foreign Holder and such Foreign Holder is entitled to treaty benefits in relation to the income, the full First Category Tax credit will continue to be available to be offset against the Withholding Tax. Additionally, the full First Category Tax credit will also be available to offset the Withholding Tax if, under the same circumstances, the Foreign Holder is a resident in a country that has a tax treaty with Chile signed before January 1, 2020, even if not in force, until December 31, 2026.

In general, the example below illustrates the effective Withholding Tax burden on a cash dividend received by a Foreign Holder assuming a Withholding Tax rate of 35%, a First Category Tax rate of 27% and a distribution of 30% of the consolidated net income of the Company after payment of the First Category Tax:

	Foreign Holder in Treaty Country	Foreign Holder in Non-Treaty Country
The Company’s taxable income	100.00	100.00
First Category Tax (27% of Ch$100).	(27.00)	(27.00)
Net distributable income	73.00	73.00
Dividend distributed (*)	21.90	21.90
First category increase	8.10	8.10
Amount subject to Withholding Tax (**)	30.00	30.00
Withholding Tax	(10.50)	(10.50)
Credit for First Category Tax	8.10	8.10
Add back 35% of the First Category Tax	N/A	(2.83)
Net tax withheld	(2.40)	(5.24)
Net dividend received	19.50	16.66
Effective dividend withholding rate	10.96%	23.90%
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

Capital Gains

Gains from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside of Chile will not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains realized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. However, a gain not exceeding 10 Annual Tax Units (app US$8,032.5 as of January 14, 2025) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable. The proceeds of the sale or disposition are subject to a withholding of 35% applicable on the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total sales price, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder must file an annual tax return to pay any differences between the amounts withheld and the final applicable tax, or to request a refund if the amounts were withheld in excess of the final tax.

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

The buyer or stockbroker or securities agent acting on behalf of the Foreign Holder shall withhold the amount of the sole tax at the time the sales price is paid, remitted, credited into account or placed at the disposal of the Foreign Holder. The withholding shall be made at a 10% rate on the taxable gain, unless the buyer or stockbroker or securities agent acting on behalf of the Foreign Holder does not have sufficient information to determine such capital gain, in which case the withholding shall be made at a provisional rate of 1% on the total price, without any deduction. The Foreign Holder must file an annual tax return to pay any differences between the withheld amounts and the final applicable tax, or to request a refund if the first were made in excess of the final tax.

According to Ruling No. 1,480, dated August 22, 2014, the Chilean IRS confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares is subject to the same tax regime as the gain on the sale of any stock with high stock market presence, which according to the rules in force as of such date, were not subject to taxes in Chile. Thus, according to the recent modifications, such ruling should imply that they would be subject to the sole tax at a rate of 10%. Such reduced rate is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock Exchange. According to General Ruling No. 327, issued by the CMF on January 17, 2012, shares are considered to have a high presence in the stock exchange when they:

●	are registered in the Securities Registry;

●	are registered in a Chilean Stock Exchange; and

●	meet at least one of the following requirements:

●	have an adjusted presence equal to or above 25%;

●	have a Market Maker (this requirement is limited under Law No. 21,420).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (app US$38,140.5 as of January 14, 2025) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

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

Notwithstanding the above-mentioned tax exemption under Article 107 of the Chilean Income Tax Law in benefit of institutional investors which is still applicable, a previous specific capital gain tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014, by Law 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

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

Additionally, exemptions or reduced rates of withholding could apply under other double tax treaties entered into by Chile, provided the respective requirements are met.

For Chilean tax purposes and to the extent we issue any preemptive rights relating to common shares or ADSs, the receipt of such preemptive rights by a Foreign Holder pursuant to a rights offering is a nontaxable event. In addition, there are no Chilean income tax consequences to Foreign Holders upon the exercise or the lapse without value of the preemptive rights relating to common shares or ADSs.

Any gain on the sale, exchange or transfer of any preemptive rights relating to ADSs by a Foreign Holder is not subject to taxes in Chile. Any gain on the sale, exchange or transfer of preemptive rights relating to common shares by a Foreign Holder is generally subject to a 35% Withholding Tax in Chile.

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

ADSs

As a result of our Chapter 11 Restructuring, LATAM was delisted from the NYSE on June 22, 2020. Following the re-IPO, our ADSs were relisted on the NYSE on July 25, 2024 and are available for trading. In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the beneficial owner of the common shares represented by those ADRs. Exchanges of common shares for ADRs, and ADRs for common shares, generally will not be subject to U.S. federal income tax.

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

We believe that our common shares and ADSs should not be treated as stock of a PFIC for either 2023 or 2024. See additional discussion under the “PFIC Rules,” below.

Following the re-IPO, the ADSs are currently listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Accordingly, we expect that dividends we pay with respect to the ADSs will be qualified dividend income (provided that the other conditions listed above are met). We may, also be eligible for benefits of the Convention and the U.S. Secretary of the Treasury has determined that the Convention is satisfactory for purposes of the qualified dividend income definition. If we are so eligible and the U.S. Secretary of the Treasury determines that the Convention is satisfactory for purposes of the qualified dividend income definition, dividends received by an individual, trust, or estate U.S. holder may be subject to taxation at the preferential rates applicable to long-term capital gains if our common shares and ADSs are not treated as stock of a PFIC for the year in which the dividend is paid or the preceding year. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

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

    The amount of dividend income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) may be creditable or deductible against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. IRS in December 2021 and any Chilean withholding tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. If you either (i) are eligible for, and properly elect, the benefits of the Convention, or (ii) consistently elect to apply a modified version of these rules under temporary guidance and comply with specific requirements set forth in such guidance, the Chilean withholding tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of the requirements to the Chilean withholding tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Chilean withholding tax on dividends is not creditable for you or if you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Chilean withholding tax in computing your taxable income for U.S. federal income tax purposes.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, in your common shares or ADSs, as determined in U.S. dollars. Capital gain of a U.S. holder who is an individual, trust, or estate, is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. You will generally not be entitled to credit any Chilean tax imposed on the sale or other disposition of the common shares or ADSs against your U.S. federal income tax liability, except in the case you either (i) are eligible for, and properly elect to claim, the benefits of the Convention, or (ii) consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and comply with the specific requirements set forth in such guidance. Additionally, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, even if the Chilean tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, if you are eligible for the benefits of the Convention, you may elect to treat such gain as Chilean-source gain under the Convention. If the Chilean tax is not a creditable tax or you do not claim it as a credit pursuant to the Convention, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the U.S. IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Chilean tax imposed on such sale or disposition.

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

PFIC Rules

We believe that our common shares and ADSs should not be treated as stock of a PFIC for either 2023 or 2022 and we do not anticipate becoming a PFIC in future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, distributions that you receive from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. IRS if such holder holds ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

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
LATAM fuel consumption for 2024 was 1,357.1 million gallons. To manage its exposure to the cost of fuel, LATAM has a hedging program based on our Fuel Hedging Policy, which is annually updated and approved by the board of directors. LATAM’s Fuel Hedging Policy aims to mitigate the liquidity risk in the short/medium term, avoiding cash and financial distress. LATAM has established four hedging zones based on advance purchase behavior, pass-through and fuel invoicing process.
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
During 2024, 2023, and 2022 we entered into a mix of swaps and option contracts on JET FUEL 54 USGC with investment grade rated banks. Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2024 LATAM	2023 LATAM	2022 LATAM
Gallons Purchased / Hedged (million)	614.2	499.6	249.4
% Total Annual Fuel Consumption	43.6%	41.6%	24.6%
Combined Result of Hedges (in millions of US$ net of premiums)	(18.0)	15.7	18.8
______________________________________________________
As of December 31, 2024, the fair value of our outstanding fuel related derivative contracts was US$7.7 million (positive).

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
The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2025, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the JET futures benchmark price at the end of December 2024, 2023, 2022.

	LATAM fuel price sensitivity position as of December 31
	2024 LATAM (effect on equity)	2023 LATAM (effect on equity)	2022 LATAM (effect on equity)

	(millions of US$ per barrel)
HO or JET benchmark price
+5	+15.7	+10.8	+2.2
-5	-12.8	-10.7	-2.3
During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS Accounting Standards principles for recognizing and measuring financial instruments.
Given the fuel hedge structure during the year 2024, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$156.7 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$138.1 million higher fuel costs.
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
To a lesser extent, the company also faces foreign exchange risk relating to additional currencies such as: Euro, Chilean Peso, Australian Dollars, Argentine Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2024, LATAM has US$165.0 million in notional for BRL FX Hedges.
Because of changes in the values of existing FX derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS Accounting Standards, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).
Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of LATAM Airlines Brazil and its balance sheet currency mismatch, as LATAM Airlines Brazil has a net US$ active position. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of LATAM Airlines Brazil may fluctuate and therefore could impact LATAM’s financial results.
The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$4 billion since the merger between LAN and TAM in June 2012 to around US$66 million as of December 31, 2024. The Company continues working to mitigate this exposure through financial and operational mechanisms.
The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2024 LATAM	2023 LATAM	2022 LATAM

	(millions of US$)
Appreciation (depreciation) of R$/US$
-10%	-54.7	+6.6	+70.7
+10%	+54.7	-6.6	-70.7
Our foreign currency exchange exposure as of December 31, 2024 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	2,163,219	55.5%	1,135,331	29.1%	209,882	5.4%	391,987	10.0%	3,900,419
Other assets	9,751,548	85.9%	1,343,812	11.8%	108,731	1.0%	148,855	1.3%	11,352,946
Total assets	11,914,767	78.1%	2,479,143	16.3%	318,613	2.1%	540,842	3.5%	15,253,365
Current liabilities	2,420,815	38.5%	766,438	12.2%	1,014,210	16.1%	2,089,379	33.2%	6,290,842
Long-term liabilities	7,138,481	86.5%	630,240	7.6%	319,050	3.9%	163,423	2.0%	8,251,194
Total liabilities	9,559,296	65.7%	1,396,678	9.6%	1,333,260	9.2%	2,252,802	15.5%	14,542,036
Total equity	711,329	100.0%	—	—	—	—	—	—	711,329
Total liabilities and equity	10,270,625	67.3%	1,396,678	9.2%	1,333,260	8.7%	2,252,802	14.8%	15,253,365
Risk of Fluctuations in Interest Rates
As of December 31, 2024, LATAM had US$3.8 billion in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates. Given this situation, approximately 76% of LATAM outstanding debt as of December 31, 2024, was effectively at a fixed rate.
LATAM’s interest-bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$928.0 million, from which 100% is assigned to aircraft financing. The fixed interest rate debt amounts are US2,867 million of which 18% is assigned to aircraft financing and 82% to non-aircraft financing.
As of December 31, 2024, the value of interest rate derivative positions amounted to US$4.7 million (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft. As of December 31, 2023, the Company did not maintain interest rate derivative positions in force.
As of December 31, 2024, the Company did not recognize any losses for premiums paid. As of December 31, 2023, the Company recognized losses of US$1.8 million corresponding to the recognition in profit for premiums paid.

As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$82,000 associated with aircraft leases. As of December 31, 2024, a lower depreciation expense of the right-of-use asset for US$1.9 million (positive) was recognized. As of December 31, 2023, a lower depreciation expense of the right-of-use asset for US$1.1 million (positive) was recognized for this same concept.
As of December 31, 2024, the average interest rate of our outstanding interest-bearing long-term debt rate was 7.9%.
The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2024, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2024 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2025	2026	2027	2028	2029	2030 and thereafter

	(millions of US$)

Interest-bearing liabilities	7.9%	219	189	179	455	886	1,866
______________________________________________________
(1)At cost.
(2)Average interest rate means the average prevailing interest rate on our debt on December 31, 2024.
The following table shows the sensitivity of changes in our long-term interest-bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2024 LATAM	2023 LATAM	2022 LATAM

	(millions of US$)
Increase (decrease) of future curve SOFR rate
+100	-9.28	-20.27	-22.64
-100 basis points	+9.28	+20.27	+22.64
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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2024 LATAM	2023 LATAM	2022 LATAM

	(millions of US$)
Increase (decrease) interest rate curve
Future Rates
+100 basis points	+5.9	—	+6.9
-100 basis points	-6.3	—	-8.2
During the periods presented, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.
There are market-related limitations in the method used for the sensitivity analysis. These limitations derive from the fact that the levels indicated by the futures curves may not be necessarily met and may change in each period.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
In the United States, our common shares trade in the form of ADS, originally issued by The Bank of New York Mellon, as Depositary. Our ADSs commenced trading on the NYSE in 1997. In October 2011, our Depositary bank changed from The Bank of New York Mellon to JP Morgan Chase Bank, N.A. (“JP Morgan”). Since July 2024, each ADS represents two thousand (2,000) common shares. LATAM’s ADSs were relisted on the NYSE on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 Restructuring. The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of U.S.$24.00 per ADS (the “re-IPO”). The ADSs trade on the NYSE under the ticker symbol “LTM.” On August 28, 2024, 1,773,026 additional ADSs were sold by certain Company’s shareholders that participated in the re-IPO, pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders.
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
During 2024, the Company did not receive any payment from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.
Future Fees and Payments
JP Morgan, as the depositary bank, has agreed to reimburse the Company for certain of our reasonable expenses related to our ADS program and incurred by us. The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

Notwithstanding the above mentioned charges, for a limited period of time and at the Company’s discretion, in each case as set forth below, the Company has agreed to assume the following fees:

•cancellation fees during the period in which the Company announces an ADS ratio change to the effective date of the ratio change;

•in connection with the first registered offering of our securities following the date hereof, issuance or cancellation fees during the ten (10) business days after the pricing date, and issuance fees for all ADSs issued by us pursuant to the exercise of any overallotment rights in connection therewith; and

•issuance fees for all ADRs issued in connection with follow-on offerings registered with the SEC in excess of US$50 million, issuance fees for all ADSs issued by us pursuant to the exercise of any overallotment rights in connection therewith, and cancellation fees for all ADRs cancelled in the five (5) business days after the settlement date of such follow-on offerings.

The above-referenced charges may at any time and from time to time be changed by agreement between us and the depositary.

PART II
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15 CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2024, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria established in Internal Control - “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective. The company’s internal control over financial reporting effectiveness as of December 31, 2024 has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report included herein.
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
ITEM 16 RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has appointed on February 22, 2024, Frederico P. Fleury Curado, Michael Neruda and Sonia Villalobos as “Audit Committee Financial Experts” as defined in the instructions to Item 16A of the SEC’s Form 20-F. Frederico P. Fleury Curado and Sonia J.S. Villalobos meet the applicable independence requirements of the SEC and Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees— Board of Directors’ Committee and Audit Committee.”
ITEM 16B. CODE OF CONDUCT
We have adopted a code of conduct, as defined in Item 16B of Form 20-F under the Exchange Act. Our Code of Conduct (the “Code”) applies to the senior management, including our Board of Directors, as well as to other employees. Our Code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” on the Investor Relations page. In addition, upon written request, by regular mail, to the following address: LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile or by e-mail at InvestorRelations@latam.com we will provide any person with a copy of it without charge. If we amend the provisions of our Code of Conduct that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website. On February 22, 2024, LATAM updated its Code of Conduct, which was distributed to employees and collaborators, as well as updated on internal and external websites.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, during the fiscal years ended December 31, 2024 and 2023:

	2024	2023

	USD (in thousands)

Audit fees	2,007	1,637
Audit-related fees	-	-
Tax fees	-	-
All Other fees	4	2

Total fees	2,011	1,639
Other fees in the table above are fees billed by PricewaterhouseCoopers as of December 31, 2024, related to Customs & Foreign Exchange. Fees in 2023 correspond to training in connection with Customs & Foreign Exchange.
Board of Directors’ Committee Pre-Approval Policies and Procedures
Since January 2004, LATAM has complied with SEC regulations regarding the type of additional services our independent auditors are authorized to offer to us. In addition, our board of directors’ Committee has decided to automatically authorize any such accepted services, individually or jointly considered during one calendar year, for an amount of up to 20% of the fees charged by the auditing firm. If the amount of any services, individually or jointly considered during one calendar year, is larger than these thresholds, approval by the board of directors’ Committee will be required.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
We did not, directly or indirectly, purchase any of our equity securities in 2024.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE

New York Stock Exchange Corporate Governance Comparison

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required from U.S. companies under the NYSE listing standards. We are a Chilean Corporation with shares listed on the SSE and the Chilean Electronic Exchange and our ADSs listed on the NYSE. Our corporate governance practices are governed by our bylaws, the Chilean Corporation Law and the Securities Market Law.

The table below discloses the significant differences between our corporate governance practices and NYSE standards.

NYSE Standards	Our Corporate Governance Practice

Director Independence. Majority of board of directors must be independent. §303A.01	Under Chilean law, we are not required to have a majority of independent directors on our board, but according to Chilean law, the Company’s directors cannot serve as executive officials.

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

Equity compensation plans. Equity compensation plans require shareholder approval, subject to limited exemptions. §303A.08	Under the Chilean Corporation Law, equity compensation plans require shareholders’ approval.

Disclosure of Corporate Governance. Listed companies must adopt and disclose corporate governance guidelines. §303A.09	Chilean law does not require that corporate governance guidelines be adopted. Directors’ responsibilities and access to management and independent advisors are directly provided for by applicable law. Directors’ compensation is approved at the annual meeting of shareholders, pursuant to applicable law.

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10
We have adopted a code of conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, www.latamairlinesgroup.net, under the heading “Corporate Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floor, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@latam.com, we will provide any person with a copy of our code of conduct without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

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
Not required in the Chilean regulations. The Company must only comply with Section 303A.12 (b) and (c).

Reprimand Letter. The NYSE may issue a public reprimand letter to any listed company that violates a NYSE listing standard. §303A.13	No specified in the Chilean regulations.

Initial or Continued Listing. The initial or continued listing of any security of an issuer that is not in compliance with the recovery policy for erroneously awarded compensation pursuant to the provisions of Section 303A.14 is prohibited. §303A.14
Not specified in the Chilean regulations.

Audit Committee and Board of Director’s Committee. Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All audit committee members must satisfy the requirements for independence. §303A.06.
Under Chilean law, we are required to have a board of director’s committee composed of three board members. We are required, to the extent possible, to appoint a majority of independent board members to the board of director’s committee. To comply with U.S. law independence requirements, as of December 31, 2024 we have also created an Audit Committee composed of two members.

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at www.latamairlinesgroup.net.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
LATAM has adopted comprehensive policies and procedures to ensure compliance with insider trading laws, rules, regulations and applicable listing standards, including:

i.Code of Conduct, which outlines the ethical standards and general behavioral guidelines applicable to all directors, officers, and employees, including provisions to prevent the misuse of material non-public information.
ii.Manual for the Management of Market-Relevant Information, which provides specific policies and procedures regarding the management, disclosure, and safeguarding of material non-public information to promote transparency and compliance with market regulations.
iii.Code of Conduct for Senior Financial Officers, which establishes additional standards and responsibilities for LATAM’s senior financial executives to ensure integrity, transparency, and compliance with financial and market regulations, including those related to insider trading.
These policies collectively address key aspects of insider trading prevention, including pre-clearance requirements for securities transactions, defined blackout periods, and guidelines for the appropriate handling of sensitive information. LATAM Airlines Group is committed to regularly reviewing and updating these policies to ensure alignment with evolving regulatory requirements and best practices.
ITEM 16K. CYBERSECURITY MANAGEMENT AND STRATEGY

Ensuring adequate levels of protection and cybersecurity for its operations and business processes is a priority for LATAM group, as well as safeguarding the information of its customers, investors, employees and suppliers. To achieve its protection and cybersecurity objectives, the Company has a team that is thoroughly trained to provide comprehensive support in areas such as cybersecurity governance, risk and compliance, vulnerability management, awareness and training, data protection, cybersecurity architecture, offensive prevention, network team operations, identity and logical access management, cyber defense, and threat intelligence. These areas are interconnected and deeply involved in the risk management process, under the leadership of the Chief Information Security Officer (“CISO”), André Pires Magalhaes. Additionally, the company maintains a cybersecurity operating model based on the NIST Cybersecurity Framework (“CSF”).

In light of these priorities, LATAM group has designed a robust cybersecurity risk management process that is continuously being improved to adapt to the latest standards and trends. In 2024, the Cybersecurity Team has developed a comprehensive initiative to transition from a qualitative methodology to a quantitative approach (i) allowing for a more accurate and objective assessment of risks, (ii) facilitating informed decision-making with concrete data, (iii) ensuring effective resource allocation and (iv) strengthening compliance with regulatory requirements, which have been evolving due to the advent of emerging technologies.

By the end of 2024, the Company deployed a new Governance, Risk and Compliance (“GRC”) platform to support the quantification of cybersecurity risks, configuring it to address risks associated with the Flight Operations area. Currently, progress stands at 35%, with expectations of achieving 100% quantification of cybersecurity risks by the first half of 2025. Alongside the transition from qualitative to quantitative risk assessment and management, the process continues to be based on best practices from ISO/IEC 27000, ISO/IEC 31000 standards, and international guidelines such as those from the National Institute of Standards and Technology (“NIST”). This approach primarily focuses on the identification, contextualization, evaluation, treatment, monitoring, communication and awareness of cybersecurity risks, incorporating guidelines aligned with the new methodology.

Additionally, cyber risk management extends to monitoring and identifying threats associated with the use of outsourced service providers. For this reason, a third-party risk management program has been designed and is continuously implemented, based on a framework that includes international best practices such as ISO/IEC 27000 and

31000 to manage these risks in a timely manner, in addition to NIST SP 800-161 for assessing maturity levels. Through this program, LATAM group classifies suppliers according to their critical risk levels and implements appropriate strategies to verify their internal controls, which, in turn, strengthens our cybersecurity controls. The Company’s critical external service providers are continuously monitored using automated tools and are contractually obligated to report any incidents that affect their services, business and data to the group.

To strengthen third-party cybersecurity risk management, we are in the process of implementing a supplier portal as a Cybersecurity Management initiative. This portal will allow us to automate and self-manage the process of evaluating the cybersecurity risk of our third parties by creating a system that enables LATAM group suppliers to self-evaluate, present their action plans to mitigate and reduce identified risks, and facilitate monitoring. Currently, this initiative is in its final phase, with completion estimated in the first quarter 2025.

In 2024, the Company’s offensive prevention capabilities were enhanced through the execution of ethical hacking and pen-testing activities in a continuous, coordinated, and scheduled manner on mission-critical systems by the Red Team. Supported by strategic suppliers, this team expanded prevention capabilities, increased the number of systems evaluated, planned for evaluation in the next period and implemented control panels available to the CISO and his immediate employees in terms of seniority, ensuring continuous monitoring of the status of cybersecurity offensive prevention operations.

During 2024, the technical vulnerability management program was refined and strengthened by incorporating vulnerabilities and threats detected by the Red Team for timely remediation. This interaction is complemented by an improvement in the traceability of the vulnerability dissemination and awareness program, optimizing the Company’s cybersecurity control environment. Additionally, new control panels were created, allowing for permanent monitoring of vulnerabilities and their respective status.

To improve technological vulnerability management processes, LATAM group is continuously evaluating new security tools that were previously used to detect vulnerabilities in the source code of systems were migrated to state-of-the-art alternatives, thereby increasing the scope of detection and identification of vulnerabilities in this technological layer.

LATAM group has also engaged in efforts to improve the security staff’s knowledge on cybersecurity and develop technological projects aimed at strengthening LATAM group’s protections against cybersecurity risks. Moreover, it has incorporated new technologies, such as the use of AI, aimed at optimizing both new and existing processes within the group.

As a key complement to adequate cyber risk management, in 2024 LATAM group worked on strengthening the Intelligence and Threat Hunting program, enhancing research and communication capabilities between areas responsible for prevention, protection, and detection, thereby increasing the Company’s preventive capabilities against emerging threats.

Moreover, during 2024, as emerging cybersecurity enhanced and the use of cutting-edge technologies like AI in process automation and optimization gained relevance, the Cybersecurity Team maintained strategies aimed at raising awareness and strengthening the Company’s cybersecurity culture. This included reinforcing tactical and operational actions to raise awareness among stakeholders about cybersecurity standards and best practices, executing a continuous training and awareness plans that included updates to electronic learning programs based on international best practices in information security and cybersecurity (for all positions within the Company), and conducting continuous campaigns simulating social engineering attacks.

Cybersecurity risk management requires implementing an extended strategy that ensures protection, detection and swift response to attacks and threats to the Company’s operations. During 2024, the Company promoted strengthening defensive cybersecurity strategies, which enabled the expansion of response and recovery capabilities in the event of any cybersecurity incidents., including the strengthening of an outsourced service for the management of the Security Operations Center (“SOC”), responsible for detecting cyber incidents through the System Information and Event Management (“SIEM”) tool, which includes designing and implementing improvements in both internal and external communication flows regarding possible cyber incidents. Moreover, the Company’s Emergency Response Plan and the Cyber Emergencies Committee (“CEC”) were strengthened during 2024, serving as valuable precedents of LATAM’s Emergency Response Committee, which is in turn composed by IT leaders with the purpose of giving a quick and effective response in case of a technological crisis of high global impact within the Company.

During the first semester of 2024, in order to ensure the protection of its clients’ transactional data, LATAM strengthened and adapted controls. These improvements in its data protection strategy allowed the Company to obtain certifications by the Payment Card Industry Data Security Standard (“PCI”) in 23 markets in which it operates, representing its sixth consecutive PCI certification and reaffirming its commitment to offer secure services to its clients, aligned with the latest technological trends while complying with applicable regulatory requirements. Additionally, during 2024, LATAM group improved its compliance levels with applicable local data protection and privacy legislation, mainly through the deployment of new strategies to verify and ensure compliance more rigorously, alongside the enactment of Chilean National Law No. 21,719, which regulates the protection and processing of personal data, establishing the National Data Protection Agency as a supervisory entity. These new requirements are currently in the implementation phase and will become effective on December 1, 2026.

In line with the regulatory requirements applicable to LATAM, the Cybersecurity Team has strengthened its strategy to continuously monitor compliance with general technology controls, including cybersecurity controls to ensure that they maintain the appropriate level of compliance.

During 2024, the Red Team conducted a test plan of simulated automated attacks in order to improve both administrative and technical mechanisms and controls that comprise the Company’s cybersecurity control responses. Additionally, a cyber-crisis program was implemented to strengthen LATAM’s capacity to prevent and address potential cybersecurity incidents. The program features transversal governance by a multidisciplinary team composed of multiple departments, including cybersecurity, technology, legal, corporate risk, communications, human resources, among others, who participate in simulations of high-impact cybersecurity incidents to address their treatment and management, aiming to strengthen the Company’s security tools and ensure the continuous development of internal controls to effectively face cybersecurity threats.

Periodic self-assessments were also conducted through the deployment of a technical assurance program, based on the continuous evaluation of the effectiveness of cybersecurity processes, mechanisms, and/or controls, contributing to the timely management of cybersecurity risks, positioning cybersecurity as a necessary business component of the Company.

Moreover, during 2024 MANDIANT and GM Sectec conducted periodic independent evaluations of its cybersecurity program, with the objective of independently verifying the effectiveness and efficiency of Company’s control mechanisms while helping LATAM to remain vigilant to potential threats and attacks that could compromise the availability of business services or threaten the privacy and integrity of information held by the Company.

Additionally, during 2024 LATAM group conducted a collaborative effort with the Technology Department in order to create a technological resilience program, consisting of five aspects to be applied to all of the Company’s technologies: (i) back-up availability; (ii) high availability capacity; (iii) disaster recovery plan; (iv) alert management and monitoring; and (v) the implementation of the concept of creating infrastructure as code (“IaC”), which allows the Company’s technological infrastructure to be managed in an automated manner, through the use of a template instead of a manual process, facilitating and streamlining the availability of technological infrastructure that supports new services.

Over the last four fiscal years, the Company’s business strategy, operational results, and financial condition have not been materially affected by cybersecurity threats due to the above mentioned efforts conducted by LATAM in the cybersecurity area. Although there can be no assurance that the Company will not be materially affected in the future by such risks, LATAM is focused on continuously developing strategies that adapt to new trends, while maintaining traditional strategies that sustain the Company’s cybersecurity management.

IT disruption of Microsoft and CrowdStrike

In July 2024, a major global technology disruption affecting multiple industries was triggered by a flaw in a software update to the CrowdStrike Falcon platform. The disruption triggered outages in Microsoft’s systems, affecting millions of Windows operated devices, which resulted in airlines, banks and media outlets experiencing significant problems in their operations.

Although the disruption was not a cybersecurity incident, LATAM group’s technical and business teams quickly implemented the protocols established to safeguard the technological environment, successfully avoiding any operational interruptions in flights and critical systems. Consequently, no flights were cancelled during the technological disruption.

Governance

With regard to cybersecurity governance, LATAM has defined an organizational structure with specialized and dedicated personnel, as well as formal high-level hierarchical bodies, equipped with the powers and competencies required to manage information security and cybersecurity. As part of this organizational structure, the CISO plays a crucial role in risk management and is responsible for designing and maintaining an effective system to identify, monitor, control, and mitigate data protection and cybersecurity risks. The CISO reports to the Vice President of IT (“CIO”), Juliana Ríos, who in turn reports to the CEO of the Company, Roberto Alvo. For further information, see “Item 6. Directors, Senior Management and Employees.”

Throughout 2024, the CISO role was held by André Pires Magalhaes, who has academic training in Electronic Engineering at the University of Sao Paulo (Brazil, 2000) and an MBA in Corporate Management at the Getulio Vargas Foundation (Rio de Janeiro, Brazil, 2004). André also holds international certifications in Information Security and Governance, including ITIL Foundation V3 (2012), CRISC (2010), ISO/IEC 27001 Audit Leader (2010), CGEIT (2009), CISM (2008), and CISA (2007). He has a professional career spanning 21 years in Risk Management and Information Security, focusing on management, strategy, and project management activities. André has successfully led cybersecurity and information security teams in various economic sectors across South America, including companies such as FALABELLA Corporated, Banco Santander Chile, PRODUBAN Chile (ISBAN), General Motors (Chile, Peru, and Brazil), CPM Brazis Technology (Brazil), Natura Cosmetics (Brazil), and Alcoa Aluminio S.A (Brazil).

LATAM group also has an Executive Committee for Technological Risks, composed of the CISO and the CTOs from the IT & Digital Vice Presidency, which supervises compliance with strategic information security planning, ensures the implementation of necessary measures to mitigate identified risks and promotes a risk management strategy at all levels of the organization.

At the executive level, LATAM group upholds its commitment to cybersecurity and effective risk management through periodic sessions held by its Executive Committee, which assesses the Company’s tolerance to cybersecurity risks and ensures the allocation of resources, personnel, infrastructure, and necessary tools for proper risk management. The CISO provides monthly reports to the Executive Committee on the outcomes of strategies aimed at adequate risk management, including periodic evaluations by independent experts on the Company’s cybersecurity management program, such as MANDIANT and GM Sectec.

The primary role of the Board of Directors and the Executive Committee is to oversee the Company’s security management program, acknowledging that management is responsible for designing, implementing, and maintaining an effective program to protect and mitigate data privacy and cybersecurity risks. Frederico Curado has experience in risk management, including cybersecurity risks, particularly while acting as Executive Vice President of Planning and Development in 1995 at Embraer where he led important innovations in the aeronautical industry and promoted the development of new technologies in aircraft manufacturing. Additionally, Sonia Villalobos is certified in Cybersecurity Oversight by the Software Engineering Institute at Carnegie Mellon University, a credential that reinforces her knowledge of the cybersecurity threat landscape, the respective responsibilities of the board and management in cyber-risk oversight and crisis preparedness strategies.

The Board receives annual information security and privacy training provided by the CISO. During quarterly meetings, the CIO presents the status of cyber threats and the effectiveness of mitigation measures to the Board. Independent third-party providers also report on cybersecurity issues through their periodic internal control reports.

The Audit Committee of LATAM is responsible for independently supervising the Company’s risk management, including data privacy and cybersecurity risks, which are managed by the Internal Audit department. This includes incorporating strategic metrics, reviewing the status of ongoing initiatives, significant incidents and their impact, emerging threats in the sector, as well as the results of internal audits.

Finally, the Cybersecurity Team annually reviews and updates its governance documents, including the Information Security Policy, which serves as the main document outlining the general guidelines to secure the Company’s information and technological assets, and the Information Security Program Plan. This plan is published on the group’s website and corporate intranet for information and consultation by clients, employees, suppliers, shareholders and potential investors. Compliance with the information security and cybersecurity documentary framework is also reviewed annually by the Internal Audit team and independent third parties who conduct compliance reviews associated with regulatory standards and laws such as PCI DSS, SOx, and IOSA.

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

2.3*
Amendment No. 2 dated as of July 24, 2024, to the Third Amended and Restated Deposit Agreement dated as of September 21, 2017, between the Company and JPMorgan Chase Bank N.A., filed as Exhibit 99(a)(3) to our registration statement on Form F-6 (File No. 333-262919/241123741) filed on July 18, 2024.

2(d)*	Description of Securities Disclosure
2.4	We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to file consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.
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

2.6*##
Indenture, dated as of October 15, 2024, among the Company and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 7.875% Senior Secured Notes due 2030, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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

4.3.7##
Supplemental Agreement No. 19 (dated August 30, 2023) to the Purchase Agreement No. 3256 as amended, between the Company and The Boeing Company, dated as of October 29, 2007, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.3.8*##
Supplemental Agreement No. 20 (dated August 13, 2024) to the Purchase Agreement No. 3256 as amended, between the Company and The Boeing Company, dated as of October 29, 2007. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

4.6.1##
Rate Per Flight Hour Agreement for Engine Shop Maintenance Services between the Company and CFM International, Inc., dated June 29, 2016 (incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024). [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.6.2##
Amendment No. 7, dated December 22, 2023, to the Rate Per Flight Hour Agreement for Engine Shop Maintenance Services among the Company and CFM International, Inc. and GE Celma Ltda., dated June 29, 2016 (incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024). [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

Exhibit No.	Description
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

4.13.5##
Amendment No. 10 (dated as of August 17, 2023) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A (incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024). [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

Exhibit No.	Description
4.27.3*##
PW1100G-JM Supplemental Support Agreement, dated as of September 17, 2024, between the Company and International Aero Engines, LLC, relating to the sale and support of PW1100 engines, for the support of AOG events.

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

4.29.5##
Amendment No. 28 (dated as of July 20, 2022) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.29.6##
Amendment No. 29 (dated as of August, 2023) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of this document have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

Exhibit No.	Description
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

4.39##
Operating Lease Agreements both dated as of October 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as trustee of MSN 38481 Trust) relating to the lease of two additional Boeing Model 787-9 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.40##
Operating Lease Agreements both dated as of July 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as owner trustee o) relating to the lease of two additional Airbus A321-271NX aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

4.41
Aircraft Lease Agreements both dated as of February 01, 2021 between the Company and Vermillion Aviation (Nine) Limited relating to the lease of two additional Airbus A320-214 aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2021 on Form 20-F (File No. 001-14278), filed on March 30, 2022.

4.42##
Aircraft Lease Agreements dated as of February 25, 2022 and March 31, 2022, respectively, between the Company and Bank of Utah (in its capacity as trustee of Aircraft 32A-012168X (Utah) Trust) relating to the lease of eight A321neo aircraft, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2022 on Form 20-F (File No. 001-14728), filed on March 9, 2023, portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

Exhibit No.	Description
4.43##
Aircraft Lease Agreement dated as of March 02, 2023, between the Company and Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of four B787-9, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.44##
General Terms Agreement No. 1-1057041, dated December 1, 2023, entered into by the Company and General Electric Company and GE Engine Services Distribution, LLC (jointly referred as “GE”) for the sale and support by GE of GEnx engines to power 9 Boeing 787-9 aircraft, additional option aircraft and spare engines, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

4.45##
TrueChoiceTM Engine Service Agreement, dated December 1, 2023, entered into by the Company and GE Engine Services, LLC for the provision by GE Engine Services, LLC of maintenance services for spare engines, incorporated herein by reference from our Annual Report for the fiscal year ended December 31, 2023 on Form 20-F (File No. 001-14728), filed on February 22, 2024. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

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

4.48*
V-Services Fixed Price Repair Agreement dated September 17, 2024, between the Company, TAM Linhas Aéreas and International Aero Engines, LLC, for the provision of maintenance services of V2500 engines for a period of 5 years per engine.

4.49*##
Aircraft Asset Sale and Purchase Agreement, dated June 21, 2024, between the Company and Wells Fargo Trust Company, National Association (in its capacity as owner trustee under trusts MSN 38888 and 38889) relating to the sale and purchase by the Company of three Boeing 777-300ER Aircraft. [Portions of which have been omitted. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request].

8.1*	List of subsidiaries of the Company.
11(a)*	Code of Conduct.
11(b).1*	Manual for the Management of Market-Relevant Information.
11.(b).2*	Code of Conduct for Senior Executives.
12.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15*	Consent of PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, independent registered public accounting firm.
97	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document.

Exhibit No.	Description
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
________________________________________________________
*Filed herewith.
##Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
MUS$	-	MILLIONS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
PYG	-	PARAGUAYAN GUARANI

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LATAM Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LATAM Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of Loyalty Programs Breakage

As described in Notes 2.19, 4(e) and 21 to the consolidated financial statements, the Company has recorded deferred income of US$3,258 million as of December 31, 2024, of which US$1,153 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. The company, in conjunction with an external consultant, estimates the probability of non-use of miles and points awarded to the holders of the loyalty program based on a predictive model, according to the redemption behaviors and validity of miles and points using significant judgments and critical assumptions which consider the historical use activity and the expected use pattern.

The principal considerations for our determination that performing procedures relating to the valuation of loyalty programs breakage is a critical audit matter are (i) the significant judgment by management when developing the breakage estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating the breakage which consider the historical use activity and the expected use pattern; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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
March 13, 2025

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ASSETS

	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	1,957,788	1,714,761
Other financial assets	7 - 11	67,295	174,819
Other non-financial assets	12	203,661	185,264
Trade and other accounts receivable	7 - 8	1,163,707	1,385,910
Accounts receivable from related entities	7 - 9	25	28
Inventories	10	438,530	592,880
Current tax assets	17	40,275	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,871,281	4,100,692
Non-current assets (or disposal groups) classified as held for sale	13	29,138	102,670

Total current assets		3,900,419	4,203,362

Non-current assets
Other financial assets	7 - 11	53,772	34,485
Other non-financial assets	12	89,416	168,621
Accounts receivable	7 - 8	12,342	12,949
Intangible assets other than goodwill	15	1,000,170	1,151,986
Property, plant and equipment	16	10,186,697	9,091,130
Deferred tax assets	17	10,549	4,782
Total non-current assets		11,352,946	10,463,953
Total assets		15,253,365	14,667,315

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
LIABILITIES AND EQUITY

	Note	As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	635,213	596,063
Trade and other accounts payables	7 - 19	2,133,572	1,765,279
Accounts payable to related entities	7 - 9	12,875	7,444
Other provisions	20	14,221	15,072
Current tax liabilities	17	6,281	2,371
Other non-financial liabilities	21	3,488,680	3,301,906
Total current liabilities		6,290,842	5,688,135

Non-current liabilities
Other financial liabilities	7 - 18	6,515,238	6,341,669
Accounts payable	7 - 23	491,762	418,587
Other provisions	20	623,846	926,736
Deferred tax liabilities	17	312,677	382,359
Employee benefits	22	167,427	122,618
Other non-financial liabilities	21	140,244	348,936
Total non-current liabilities		8,251,194	8,540,905
Total liabilities		14,542,036	14,229,040

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings	24	1,148,291	464,411
Other equity	24	39	39
Other reserves	24	(5,428,597)	(5,017,682)
Parent’s ownership interest		723,267	450,302
Non-controlling interest	14	(11,938)	(12,027)
Total equity		711,329	438,275
Total liabilities and equity		15,253,365	14,667,315
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$

Revenue	5 - 25	12,833,043	11,640,541	9,362,521
Cost of sales	26	(9,565,899)	(8,816,590)	(8,103,483)
Gross margin		3,267,144	2,823,951	1,259,038

Other income	27	200,669	148,641	154,286
Distribution costs	26	(606,207)	(587,272)	(426,599)
Administrative expenses	26	(824,493)	(683,311)	(576,429)
Other expenses	26	(459,842)	(532,801)	(531,575)
Gains/(losses) from restructuring activities	26	—	—	1,679,934
Other gains/(losses)	26	(36,223)	(91,043)	(347,077)
Income from the operational activities		1,541,048	1,078,165	1,211,578

Financial income	26	142,411	125,356	1,052,295
Financial costs	26	(881,950)	(698,231)	(942,403)
Foreign exchange gains		172,917	85,891	25,993
Result of indexation units		19,508	5,311	(1,412)
Income before taxes		993,934	596,492	1,346,051
Income tax (expense)/benefits	17	(16,489)	(14,942)	(8,914)

NET INCOME FOR THE YEAR		977,445	581,550	1,337,137

Income attributable to owners of the parent company		976,972	581,831	1,339,210
Income (loss) attributable to non-controlling interest	14	473	(281)	(2,073)

NET INCOME FOR THE YEAR		977,445	581,550	1,337,137

EARNING PER SHARE
Basic earnings per share (US$)	29	0.001616	0.000963	0.013861
Diluted earnings per share (US$)	29	0.001616	0.000963	0.013592
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$

NET INCOME FOR THE YEAR		977,445	581,550	1,337,137
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(21,769)	(21,198)	(9,935)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(21,769)	(21,198)	(9,935)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences income (losses) on currency translation, before tax		(379,186)	(12,423)	(32,563)
Other comprehensive income (loss), before taxes, currency translation differences		(379,186)	(12,423)	(32,563)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	14,681	(41,144)	52,017
Reclassification adjustment on cash flow hedges before tax	24	(40,898)	(26,568)	31,293
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	11,999	(11,112)	(8,143)
Other comprehensive income (losses), before taxes, cash flow hedges		(14,218)	(78,824)	75,167
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	(34,568)	25,751	(24,005)
Reclassification adjustments on change in value of time value of options before tax	24	37,265	28,818	19,946
Other comprehensive income (loss), before taxes, changes in the time value of the options		2,697	54,569	(4,059)
Total other comprehensive losses that will be reclassified to losses before taxes		(390,707)	(36,678)	38,545
Other components of other comprehensive income (loss), before taxes		(412,476)	(57,876)	28,610
Income tax relating to new measurements on defined benefit plans	17	909	751	567
Income tax relating to other comprehensive income that will not be reclassified to income		909	751	567
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		—	3,604	(235)
Income taxes related to components of other comprehensive loss will be reclassified to income		—	3,604	(235)
Total Other comprehensive income (loss)		(411,567)	(53,521)	28,942
Total comprehensive income (loss)		565,878	528,029	1,366,079
Comprehensive income (loss) attributable to owners of the parent company		565,547	515,687	1,367,315
Comprehensive income (loss) attributable to non-controlling interests		331	12,342	(1,236)
TOTAL COMPREHENSIVE INCOME		565,878	528,029	1,366,079
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	976,972	976,972	473	977,445
Other comprehensive income (loss)		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	—	(411,425)	(142)	(411,567)
Total comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	976,972	565,547	331	565,878
Transactions with shareholders	24-34
Dividends	24	—	—	—	—	—	—	—	—	—	—	(293,092)	(293,092)	—	(293,092)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	—	—	—	—	—	—	510	510	—	510	(242)	268
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(293,092)	(292,582)	(242)	(292,824)
Closing balance as of December 31, 2024		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Equity issue	24 -33	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24 -33	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	—	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the year	24	—	—	—	—	—	—	—	—	—	—	1,339,210	1,339,210	(2,073)	1,337,137
Other comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	—	28,105	837	28,942
Total comprehensive income		—	—	—	(33,401)	74,932	(4,059)	(9,367)	—	—	28,105	1,339,210	1,367,315	(1,236)	1,366,079
Transactions with shareholders
Equity issue	24 -33	800,000	—	—	—	—	—	—	—	—	—	—	800,000	—	800,000
Increase for other contributions from the owners	24	—	9,250,229	—	—	—	—	—	—	(4,340,749)	(4,340,749)	—	4,909,480	—	4,909,480
Increase (decrease) through transfers and other changes, equity	24-33	9,352,221	(9,250,190)	—	—	—	—	—	—	(80,000)	(80,000)	—	22,031	35	22,066
Total transactions with shareholders		10,152,221	39	—	—	—	—	—	—	(4,420,749)	(4,420,749)	—	5,731,511	35	5,731,546
Closing balance as of December 31, 2022		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2024	2023	2022
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		14,037,848	13,397,385	10,549,542
Other cash receipts from operating activities		212,750	169,692	117,118
Payments for operating activities
Payments to suppliers for the supply goods and services		(9,458,249)	(9,689,508)	(9,113,130)
Payments to and on behalf of employees		(1,419,825)	(1,304,696)	(1,039,336)
Other payments for operating activities		(344,911)	(270,580)	(272,823)
Income taxes (paid)		(43,439)	(18,379)	(14,314)
Other cash inflows (outflows)	34	122,153	(20,346)	(130,260)

Net cash (outflow) inflow from operating activities		3,106,327	2,263,568	96,797
Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		—	—	417

Other payments to acquire equity or debt instruments of other entities		—	—	(331)
Amounts raised from sale of property, plant and equipment		97,303	46,524	56,377
Purchases of property, plant and equipment	34	(1,325,463)	(795,787)	(780,538)
Purchases of intangible assets	34	(94,412)	(68,052)	(50,116)
Interest received		118,437	98,552	18,934
Other cash inflows (outflows)	34	34,469	59,258	6,300

Net cash (outflow) inflow from investing activities		(1,169,666)	(659,505)	(748,957)
Proceeds from the issuance of shares	34	—	—	549,038
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		—	(23)	—
Amounts from the issuance of other equity instruments	34	—	—	3,202,790
Amounts raised from long-term loans	34	1,750,060	—	2,361,875
Amounts raised from short-term loans	34	—	—	4,856,025
Loans from related entities	32	—	—	770,522
Loans repayments	34	(2,004,542)	(342,005)	(8,759,413)
Payments of lease liabilities	34	(344,038)	(225,358)	(131,917)
Payments of loans to related entities	34	—	—	(1,008,483)
Dividends paid	34	(174,838)	—	—
Interest paid	34	(717,634)	(594,234)	(521,716)
Other cash (outflows) inflows	34	(73,869)	11,405	(463,766)
Net cash inflow (outflow) from financing activities		(1,564,861)	(1,150,215)	854,955
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		371,800	453,848	202,795
Effects of variation in the exchange rate on cash and cash equivalents		(128,773)	44,238	(32,955)
Net (decrease) increase in cash and cash equivalents		243,027	498,086	169,840
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,714,761	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	1,957,788	1,714,761	1,216,675
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024
NOTE 1 - GENERAL INFORMATION
LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") in the United States of America.
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
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of December 31, 2024, the Company’s statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024.
The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 25.93%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.
As of December 31, 2024, the Company had a total of 2,131 shareholders in its registry. At that date, approximately 22.68% of the Company’s capital stock was in the form of ADRs.
During 2024, the LATAM group had an average of 37,355 employees, ending this year with a total number of 38,664 collaborator, distributed in 5,576 Administration employees, 19,307 in Operations, 9,288 Cabin Crew and 4,493 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:
a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As December 31, 2024			As December 31, 2023			As December 31, 2022
				Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	0.0000	0.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L. (*)	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000	63.0901	36.9099	100.0000
(*)These subsidiaries have no operations.
(**)As of December 31, 2024, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No.863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the year ended December 31,
		As of December 31, 2024			As of December 31, 2023			2024	2023	2022

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	462,748	1,933,499	(1,092,261)	487,236	1,835,537	(1,000,622)	(122,763)	7,514	(121,673)
Foreign	Latam Airlines Perú S.A.	437,768	366,089	16,930	334,481	285,645	48,836	22,861	(4,666)	(12,726)
93.383.000-4	Lan Cargo S.A.	490,550	263,747	226,803	391,430	189,019	202,411	27,238	22,677	(1,230)
76.717.244-3	Prime Cargo SpA.	14,806	14,844	(38)	912	—	912	(813)	—	—
Foreign	Connecta Corporation	47,583	15,255	32,328	64,054	6,790	57,264	(5,936)	693	14,814
Foreign	Prime Airport Services Inc. and Subsidiary (*)	18,752	15,582	3,169	19,435	17,241	2,194	977	1,380	1,838
96.951.280-7	Transporte Aéreo S.A.	238,354	121,609	116,745	280,117	151,066	129,051	(10,064)	24,871	(36,190)
96.631.520-2	Fast Air Almacenes de Carga S.A.	25,783	19,771	6,005	14,255	10,455	3,800	3,675	462	1,154
Foreign	Laser Cargo S.R.L.	—	—	—	—	1	(1)	—	—	—
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	—	—	—	—	—	—	—	—	(1,287)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	208,807	116,796	(66,907)	166,503	80,502	(71,744)	6,010	(5,345)	(11,901)
96.575.810-0	Inversiones Lan S.A.	1,184	48	1,136	1,238	50	1,188	(53)	(36)	(14)
96.847.880-K	Technical Training LATAM S.A.	1,238	740	498	1,246	893	353	205	165	77
Foreign	Latam Finance Limited	112	208,620	(208,508)	114	208,621	(208,507)	(1)	(1)	169,582
Foreign	Peuco Finance Limited	—	—	—	—	—	—	—	—	—
Foreign	Professional Airline Services INC.	8,508	1,660	6,848	15,571	10,943	4,628	1,960	1,681	258
Foreign	Jarletul S.A.	12	1,101	(1,089)	16	1,101	(1,085)	(4)	8	(2)
Foreign	Latam Travel S.R.L.	93	—	93	92	—	92	—	5	154
76.262.894-5	Latam Travel Chile II S.A.	358	1,243	(885)	356	1,239	(883)	(2)	(16)	2
Foreign	Latam Travel S.A.	3,847	1,623	2,091	4,547	1,554	2,993	(3,563)	940	(6,187)
Foreign	Faisán Finance DAC	—	—	—	—	—	—	—	—	—
Foreign	TAM S.A. and Subsidiaries (*)	4,070,469	2,557,042	1,512,327	4,239,702	3,027,373	1,212,329	673,648	740,783	(69,932)
(*)The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; and (4) Jun Shan 16, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.
Changes occurred in the consolidation perimeter between January 1, 2023 and December 31, 2024, are detailed below:
(1)Incorporation or acquisition of companies
-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.
-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410 and with a premiums for the issuance of shares, consequently, there were no significant changes in the shareholder composition.

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

-On June 7, 2023, a capital increase was made in TAM Linhas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$23, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

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

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA is dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its controller Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its controller Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

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

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise in Chile.

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

-On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-On September 17, 2024, LATAM Airlines Group S.A. acquired in 1 Euro, 100% of the rights of the company Faisán Finance Designates Activity Company, domiciled in Ireland, for the purposes of acquiring, managing, financing, refinancing, among others.

-On November 8, 2024, the Board of Directors of the subsidiary Connecta Corporation agreed the distribution and payment of dividends of ThUS$19,000 to Lan Cargo S.A., as sole shareholder. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024 of the subsidiary Lan Argentina S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by this subsidiary to its shareholders, and to amend the company statute to eliminate the Class "B" Preferred Shares, replacing them in their entirety with ordinary shares. Accrued preferred dividends that were outstanding to shareholders amounted to ThUS$1,019 as of December 15, 2024. At this same Meeting, it was approved to amend the company statute to replace all preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-At the Extraordinary General Shareholders' Meeting held on December 16, 2024, of the subsidiary Inversora Cordillera S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by said subsidiary to its shareholders, and to amend the company statute to eliminate the Class "A" Preferred Shares, replacing them in their entirety with ordinary shares. The accumulated preferred dividends that were pending payment to shareholders amounted to ThUS$8,580. At this same Meeting, it was approved to amend the company statute to eliminate and replace preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-On December 17, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$18,544, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.
2.1.    Basis of Preparation
These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2024 and 2023, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).
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

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2023 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2024.
(a)Application of new standards for the year 2024 :
Accounting pronouncements with implementation effective from January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on noncurrent liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

The application of these accounting standards as of January 1, 2024, had no significant effect on the Company’s consolidated financial statements.

(b)Accounting pronouncements not in force for the financial year beginning on January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company's management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. Where it is estimated that the adoption of the amendments to IAS 21 and IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company's consolidated financial statements in the year of its first adoption.
(c)Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the

United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20- 11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

The Bankruptcy Filing for each of the Debtors was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Thereafter, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

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

Pursuant to the Plan and Backstop Agreements, between October and November 2022, LATAM obtained secured priority DIP and exit debt for a total amount of US$2.75 billion, structures as follows: (i) a new revolving credit line facility of up to US$500 million (the “Revolving Credit Facility”), (ii) and new term loan B for US$1.1 billion (the “Term Loan”); (iii) notes issued pursuant to Rule 144A and Regulation S of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 of the United States of America (the “U.S. Securities Act”) for a total amount of US$450 million and with a scheduled maturity date in 2027 (the “2027 Notes” ); and (iv) bonds issued pursuant to Rule 144A and Regulation S of the SEC under the US Securities Law for a total amount of US$700 million and whit a scheduled maturity date in 2029 (the “2029 Notes”, and together with the Revolving Credit Facility, the Term Loan, and the 2027 Notes, the “Exit Financing"). All the debt instruments comprising the Exit Financing are secured equally and ratably with the same collateral comprised of certain assets of LATAM Parent and its subsidiaries that are obligors under such instruments.

As is usual in this types of restructurings, the Chapter 11 proceedings docket remained open after the Effective Date to complete the conciliation process for certain claims that were still pending as of such date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court issued a final decree of the Chapter 11 proceedings ordering the closure of Case Number 20-11254 and its file (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining issues of the Chapter 11 proceedings and all appeals of the Confirmation Order.

Subsequent to the Effective Date, the Exit Financing has been subject to the following amendments:

1.The Revolving Credit Facility has been amended on two occasions.

a.First, as reported by material fact dated July 15, 2024, the Revolving Credit Facility was modified in order to, among other things, (i) extend the scheduled maturity date from November 2026 to July 15, 2029; provided, however, that it will be payable in advance earlier on the date that is 180 days prior to the maturity date of any of the outstanding financings that share collateral with the Revolving Credit Facility, to the extent that as of that date, such other financings have not been refinanced or deferred; (ii) increase the amount of the Revolving Credit Facility from US$500 million to US$750 million; (iii) eliminate references to the Chapter 11 proceedings; (iv) include additional financiers to the Revolving Credit Line; and (v) modify certain commercial conditions of the Revolving Credit Facility in relation to interest rates and fees and

b.In second place, the Revolving Credit Facility was modified on October 7, 2024,to, among other things, amend certain covenants and incorporate certain provisions relates to certain collateral release events described below.

2. 2030 Notes and Refinancing of the 2027 Notes and the Term Loan

As reported through material fact dated October 1, 2024 and October 15, 2024, on October 15, 2024, LATAM Parent issued and placed in international markets, secured notes for a principal amounts of US$1.4 billion, at an annual interest rate of 7.875% and maturing in the year 2030 (the “2030 Bonds”), under the Rule 144-A and SEC Regulation S, under the US Securities Act. The Notes are considered Exit Financing and, thus, are secured with the same collateral of the other instruments comprising the Exit Financing. Additional, the 2030 Notes' indenture also includes provisions related to certain collateral release events described below.

The proceeds obtained from issuance of the 2030 Notes, together with the additional available cash of LATAM Parent of US$200 million, were used to pay in full and terminate the Term Loan and 2027 Notes.

If any, the remainder of the funds obtained under the 2030 Bonds and the cash reserves currently maintained by LATAM Parent must be used for working capital and other general corporate purposes.

As a result of the above, there was an impact on expenses in the consolidated income statement for an approximate amount of US$134 million, of which US$45 million directly impacted cash during the fourth quarter of 2024.

3.     Additional Collateral Release

The Revolving Credit Facility and the 2030 Notes indenture include substantially the same provisions under which LATAM Parent may in the future, and after satisfying certain conditions, release the liens over certain collateral, including the cargo-business assets, the gates and slots. Any such collateral release is subject to numerous conditions, including that (a) after giving pro forma effect to the release, the asset coverage ratio set forth in those instruments is not less than 1.6x and (b) the release is permitted under all Exit Financings (and any junior debt secured by the same collateral) and, after giving effect to such release, the released collateral does no longer secure any such secured debts.

The referred collateral release provisions have not been included yet in the 2029 Notes indenture and, thus, any such release cannot be implemented until either the 2029 Notes indenture is amended to include such provisions or the 2029 Notes are paid in full.

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

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated retained earnings.

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
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
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
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

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

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

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

LATAM Airlines Group S.A has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar Two rules”, through which multinational groups are expected to pay a minimum effective tax rate of 15%. Based on the analysis carried out, we have concluded that, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered a “Constituent Entity” for the purposes of the Pillar) or they are located in jurisdictions that do not have implemented such GloBE Rules, no entity, permanent establishment or vehicle of the LATAM Group will have a financial impact due to the GloBE Rules in fiscal year 2024. The LATAM Group constantly evaluates these potential impacts, including the recent Law 15.079/2024 published in Brazil during the month of December, which makes definitive Provisional Measure No. 1.262/2024 published on October 3, 2024 by the Federal Government. This law introduces the Pillar Two rules in the country without relevant changes with respect to the initial provisional measure, incorporating certain aspects of the GloBE rules into Brazilian tax legislation. The new rules in Brazil will come into effect in fiscal year 2025. At the closing of these financial statements, the group does not present expenses (income) for current taxes related to the income tax of Pillar Two.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

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

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner (*).

(*) The current contract with the financial partner in Chile will end on December 31, 2025, and the Company is evaluating alternatives that, in the best interest of the company, contribute to further improve the LATAMPASS Program and its partners.

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

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

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
Fuel Hedging Results:

During the period ended December 31, 2024, the Company recognized losses of US$(18.1) million for fuel hedging net of premiums in the costs of sales for the year. During the period ended December 31, 2023, the Company recognized gains of US$15.7 million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2024, the market value of the fuel positions amounted to US$7.7 million (positive). At the end of December 2023, this market value was US$22.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2024 (*)	Maturities
	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%
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
The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of December 2024 and the end of December of 2023 . The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the second half of 2025.

Benchmark price (US$ per barrel)	Positions as of December 31, 2024 effect on Equity (MUS$)	Positions as of December 31, 2023 effect on Equity (MUS$)
+5	+15.7	+10.8
-5	-12.8	-10.7
Given the fuel hedging structure for the year 2024, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$156.7 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$138.1 million in higher fuel costs.
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

Exchange Rate Hedging Results (FX):
As of December 31, 2024, the Company recognized gains of US$10.0 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of December of 2023, the Company recognize gains for US$10.1 million for FX hedging derivatives reflected in exchange rate.

As of December 31, 2024, the market value of hedging FX derivative positions is US$3.1 million (positive). As of December 31, 2023, the market value of the hedging FX derivative positions was US$1.5 million (negative). As of December 31, 2024, the Company has current hedging FX derivatives for US$165 million. As of December 31, 2023, the Company holds current hedging FX derivatives of US$404 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2024 (MUS$)	Effect on equity as of December 31, 2023 (MUS$)
-10%	-3.6	-10.0
+10%	+1.0	+19.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2024 (MUS$)	Effect on Income Statement for the year ended December 31, 2023 (MUS$)
-10%	-54.7	+6.6
+10%	+54.7	-6.6

Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

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

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2024 MUS$	Effect at December 31, 2023 MUS$
-10%	+318.51	+327.01
+10%	-260.60	-267.56

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) .

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.
Mitigation:
Currently, 76% (50% as of December 31, 2023) of the debt is fixed. The variable debt, is indexed to the reference rate based on SOFR.
Likewise, most of the company's liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.
Rate Hedging Results:
During the period ended December 31, 2024, the Company did not recognize any losses for premiums paid. At the end of December of 2023, losses of US$1.8 million were recognized corresponding to the recognition in profit for premiums paid.

As of December 31, 2024, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$4.68 million (negative), at the end of December 2023 the Company did not have interest rate derivatives outstanding.
As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives associated with some aircraft leases amounted to US$0.1 million. As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$1.9 million (positive) was recognized. At the end of December of 2023, the Company recognized US$1.1 (positive) million for this same concept.

As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft for US$0.1 million (negative)
Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2024 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2023 effect on Income (Loss) before tax (MUS$)

+100 basis points	-9.28	-20.27
-100 basis points	+9.28	+20.27

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of December 31, 2024 effect on equity (MUS$)	Positions as of December 31, 2023 effect on equity (MUS$)

+100 basis points	+5.9	—
-100 basis points	-6.3	—
The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended December 31, 2024, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.
(b)Credit risk
Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2024 has experienced an decreased by 4% compared to the balance as of December 31, 2023, mainly due to an decrease in passenger transportation operations (travel agencies and corporate) that decreased by 2% in its sales, mainly affecting the payment methods credit card 2%, and cash sales 1%. In relation to the cargo business, it presented a increase in its operations of 14% compared to December 2023. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of December 2024 had a decrease of 14% compared to the end of December 2023, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

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

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

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

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

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

As of December 31, 2024, the balance of liquid funds is US$1,958 million (US$1,715 million as of December 31, 2023), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2024, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for an amount of US$300 million. The first two of them are fully available and the last one is partially drawn with US$25 million available for the company at any time. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangible assets of the Company, which are shared with both international bonds. The third one is secured by Spare Engines (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	2,970	5,889	5,889	167,830	182,578	147,217	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	203,875	407,750	1,107,750	1,455,125	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	104,940	217,470	159,624	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	33,697	142,110	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110,277	161,860	100,000	Quarterly	6.42	6.42

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	—	—	—	—	—	—	—	Quarterly	—	—
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	—	344,786	275,012	To the expiration	6.63	6.63

Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	—	—	—	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	36,702	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71

	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—

	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,291,259	6,478	—	—	—	1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	US$	—	9,299	—	—	—	9,299	9,299	—	—	—
	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04
0-E	SANTANDER	Spain	US$	—	—	—	—	—	—	—	Quarterly	—	—
Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly / Monthly	8.76	8.76
Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	At Expiration	9.43	9.43
Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71
Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	At Expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(*)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Semiannual/Quarterly	—	—
Bank loans
	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	846,541	7,063	—	—		853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	5,132	—	—	—	5,132	5,132	—	—	—

	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.
As of December 31, 2024, the Company maintains guarantees for US$0.5 million corresponding to derivative transactions. The decrease is due to: i) Lower collateral transfers to bank counterparties at the time of contract closing and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2023, the Company had guarantees for US$12.8 million corresponding to derivative transactions.
3.2.    Capital risk management
The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of December 31, 2024, The Company has a national scale rating of BBB+ with positive outlook by Fitch and a rating of BBB with positive outlook by Feller. On an international scale, it has a rating of BB- with a positive outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB- with a positive outlook by Fitch.

3.3.    Estimates of fair value.
At December 31, 2024, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:
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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2024				As of December 31, 2023
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	77,313	77,313	—	—	89,706	89,706	—	—
Short-term mutual funds	77,313	77,313	—	—	89,706	89,706	—	—

Other financial assets, current	15,565	—	15,565	—	22,136	—	22,136	—
Fair value interest rate derivatives	4,676	—	4,676	—	—	—	—	—
Fair value of fuel derivatives	7,747	—	7,747	—	22,136	—	22,136	—
Fair value of foreign currency derivative	3,142	—	3,142	—	—	—	—	—

Liabilities
Other financial liabilities, current	—	—	—	—	1,544	—	1,544	—
Fair value of foreign currency derivatives	—	—	—	—	1,544	—	1,544	—

Additionally, at December 31, 2024, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2024		As of December 31, 2023
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	1,880,475	1,625,055	1,625,055
Cash on hand	1,885	1,885	2,019	2,019
Bank balance	664,173	664,173	552,187	552,187
Overnight	103,761	103,761	75,236	75,236
Time deposits	1,110,656	1,110,656	995,613	995,613
Other financial assets, current	51,730	51,730	152,683	152,683
Other financial assets	51,730	51,730	152,683	152,683
Trade debtors, other accounts receivable and Current accounts receivable	1,163,707	1,163,707	1,385,910	1,385,910
Accounts receivable from entities related, current	25	25	28	28
Other financial assets, non-current	53,772	53,772	34,485	34,485
Accounts receivable, non-current	12,342	12,342	12,949	12,949

Other current financial liabilities	635,213	837,181	594,519	867,791
Accounts payable for trade and other accounts payable, current	2,133,572	2,133,572	1,765,279	1,765,279
Accounts payable to entities related, current	12,875	12,875	7,444	7,444
Other financial liabilities, non current	6,515,238	6,361,620	6,341,669	6,174,294
Accounts payable, non current	491,762	491,762	418,587	418,587

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

As of December 31, 2024, deferred revenue associated with air tickets sold amounts to ThUS$2,012,661 (ThUS$2,009,242 as of December 31, 2023). An hypothetical change of one percentage point in the behavior of the passenger regarding the use would impact of up to ThUS$10,016 per month (ThUS$10,150 as of December 31, 2023).
(e)Valuation of miles and points awarded to holders of loyalty programs, pending use.
As of December 31, 2024, deferred income associated with the LATAM Pass loyalty program from Spanish-speaking countries increase to ThUS$949,495 (ThUS$1,099,580 as of December 31, 2023). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$33,479 on the results of 2024 (ThUS31,510 as of December 31, 2023). Deferred income associated with the LATAM Pass Brazil loyalty program increase to ThUS$203,058 as of December 31, 2024 (ThUS$179,151 as of December 31, 2023). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$5,537 on the results of 2023 (ThUS$5,125 as of December 31, 2023).

The company, in conjunction with an external consultant, estimates the probability of non-use based on a predictive model, according to the redemption behaviors and validity of miles and points using significant judgments and critical assumptions which consider the historical use activity and the expected use pattern.

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

(i)Discount rate
To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of December 31, 2024, would increase the lease liability by approximately US$119 million (US$111 million as of December 31, 2023).

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

NOTE 5 - SEGMENT INFORMATION
As of December 31, 2024, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Peru	1,127,532	988,908	858,957
Argentina	239,369	244,413	206,856
U.S.A.	1,324,008	1,044,822	1,058,107
Europe	957,042	800,897	768,980
Colombia	669,206	662,263	540,231
Brazil	5,512,471	5,006,377	3,724,466
Ecuador	364,960	332,801	248,454
Chile	1,927,847	1,898,150	1,514,645
Asia Pacific and rest of Latin America	710,608	661,910	441,825
Income from ordinary activities	12,833,043	11,640,541	9,362,521
Other operating income	200,669	148,641	154,286

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Cash on hand	1,885	2,019
Bank balances (1)	664,173	552,187
Overnight	103,761	75,236
Total Cash	769,819	629,442
Cash equivalents
Time deposits	1,110,656	995,613
Mutual funds	77,313	89,706
Total cash equivalents	1,187,969	1,085,319
Total cash and cash equivalents	1,957,788	1,714,761

(1) As of December 31, 2024, within the item bank balances are ThUS$590,463 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$391,966 as of December 31, 2023)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Argentine peso	4,228	3,438
Brazilian real	347,041	520,796
Chilean peso	17,943	47,933
Colombian peso	19,042	36,326
Euro	15,721	25,329
US Dollar	1,508,548	1,020,467
Pound Sterling	2,069	5,073
Mexican peso	4,222	8,159
R.P. Chinese Yuan	21,585	20,801
Other currencies	17,389	26,439
Total	1,957,788	1,714,761

NOTE 7 - FINANCIAL INSTRUMENTS
Financial instruments by category
As of December 31, 2024

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	—	635,213
Trade and others accounts payable, current	2,133,572	—	—	2,133,572
Accounts payable to related entities, current	12,875	—	—	12,875
Other financial liabilities, non-current	6,515,238	—	—	6,515,238
Accounts payable, non-current	491,762	—	—	491,762
Total	9,788,660	—	—	9,788,660
As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	—	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	—	1,765,279
Accounts payable to related entities, current	7,444	—	—	7,444
Other financial liabilities, non-current	6,341,669	—	—	6,341,669
Accounts payable, non-current	418,587	—	—	418,587
Total	9,127,498	—	1,544	9,129,042

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Trade accounts receivable	1,132,923	1,185,792
Other accounts receivable	99,063	277,845
Total trade and other accounts receivable	1,231,986	1,463,637
Less: Expected credit loss	(55,937)	(64,778)
Total net trade and accounts receivable	1,176,049	1,398,859
Less: non-current portion – accounts receivable	(12,342)	(12,949)
Trade and other accounts receivable, current	1,163,707	1,385,910

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2024			As of December 31, 2023
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	961,546	(12,550)	1%	1,022,845	(12,672)
From 1 to 90 days	1%	122,350	(1,438)	3%	102,977	(2,989)
From 91 to 180 days	15%	6,510	(978)	25%	8,350	(2,048)
From 181 to 360 days	67%	4,960	(3,325)	44%	7,868	(3,491)
Over 360 days	100%	37,557	(37,646)	100%	43,752	(43,578)
Total		1,132,923	(55,937)		1,185,792	(64,778)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Argentine Peso	8,968	13,827
Brazilian Real	722,208	825,749
Chilean Peso	71,628	75,050
Colombian Peso	16,032	12,720
Euro	96,438	90,699
US Dollar	224,169	344,347
Australian Dollar	5,457	5,097
Japanese Yen	4,998	4,695
Pound Sterling	8,488	3,390
Peruvian Sol	699	7,640
Korean Won	309	5,882
Other Currencies	16,655	9,763
Total	1,176,049	1,398,859

The movements of the expected credit losses of the trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	(81,004)	5,966	7,806	(67,232)
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
From January 1 to December 31, 2024	(64,778)	4,578	4,263	(55,937)
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

	As of December 31, 2024			As of December 31, 2023
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,132,923	(55,937)	1,076,986	1,185,792	(64,778)	1,121,014
Other accounts receivable	99,063	—	99,063	277,845	—	277,845
There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES
(a)Accounts receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	21	25
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	2	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	—	1
	Total current assets				25	28

(b)Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2024	As of December 31, 2023
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	3,576	2,312
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	9,299	5,132
	Total current liabilities				12,875	7,444

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2024 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES
The composition of Inventories is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Technical stock (*)	390,259	540,342
Non-technical stock (**)	48,271	52,538
Total	438,530	592,880

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Provision for obsolescence Technical stock	76,167	45,621
Provision for obsolescence Non-technical stock	8,700	5,228
Total	84,867	50,849

The resulting amounts do not exceed the respective net realization values.
As of December 31, 2024, the Company registered ThUS$281,792 (ThUS$296,423 for the period ended December 31, 2023) in the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS
(a)The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(1) Other financial assets

Deposits in guarantee (aircraft)	23,057	31,624	32,214	9,736	55,271	41,360
Guarantees for margins of derivatives	466	12,829	—	—	466	12,829
Other investments	—	—	493	494	493	494
Other guarantees given	28,207	108,230	21,065	24,255	49,272	132,485
Subtotal of other financial assets	51,730	152,683	53,772	34,485	105,502	187,168

(2) Hedging derivative asset

Fair value of interest rate derivatives	4,676	—	—	—	4,676	—
Fair value of foreign currency derivatives	3,142	—	—	—	3,142	—
Fair value of fuel price derivatives	7,747	22,136	—	—	7,747	22,136
Subtotal of derivative assets	15,565	22,136	—	—	15,565	22,136
Total Other Financial Assets	67,295	174,819	53,772	34,485	121,067	209,304

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Brazilian real	13,323	18,767
Chilean peso	3,006	6,440
Colombian peso	1,216	1,461
Euro	4,646	7,974
U.S.A dollar	96,359	171,852
Other currencies	2,517	2,810
Total	121,067	209,304

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft insurance and other	31,465	25,992	—	—	31,465	25,992
Others	7,097	3,740	24,156	5,740	31,253	9,480
Subtotal advance payments	38,562	29,732	24,156	5,740	62,718	35,472

(b) Contract assets (1)
GDS costs	23,078	22,738	—	—	23,078	22,738
Credit card commissions	33,590	37,200	—	—	33,590	37,200
Travel agencies commissions	8,898	12,421	—	—	8,898	12,421
Subtotal advance payments	65,566	72,359	—	—	65,566	72,359
(c) Other assets
Sales tax	98,142	81,785	6,900	13,753	105,042	95,538
Other taxes	226	1,130	—	—	226	1,130
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	628	258	271	739	899	997
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	537	—	58,029	148,329	58,566	148,329
Subtotal other assets	99,533	83,173	65,260	162,881	164,793	246,054
Total Other Non - Financial Assets	203,661	185,264	89,416	168,621	293,077	353,885
(1)Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	25,080	302,290	(37,146)	(241,658)	48,566
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359
From January 1 to December 31, 2024	72,359	233,572	(6,177)	(234,188)	65,566

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE
Non-current assets and disposal group classified as held for sale at December 31, 2024 and December 31, 2023, are detailed below:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current assets
Aircraft	29,063	100,658
Engines and rotables	75	2,012
Total	29,138	102,670

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
During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 26 aircraft was finalized.
During the year 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022 the sale of 3 aircraft were finalized and as of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. As of December 31, 2024, the sale of 1 aircraft is finalized. Additionally, during 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function. During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During 2024, the sale of 6 aircraft was finalized.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of December 31, 2024, the sale of 1 Boeing 767 family aircraft is finalized.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of December 31, 2024	As of December 31, 2023
Boeing 767	300F	2	3
Airbus A320 (*)	200	—	7
Airbus A319 (*)	100	2	28
Total		4	38
(*) As of December 31, 2024, 6 Airbus A320 aircraft and 26 Airbus A319 aircraft were reclassified to property, plant and equipment as a result of a sale and lease contract, (see Note 16).
NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)    Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2024	As of December 31, 2023
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2024						Statement of Income for the year ended December 31, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	1,723,518	22,861
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	413,100	27,238
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	255,867	6,011
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	84,885	(10,064)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	324,601	(9,358)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	546,752	(59,836)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	6,083,071	657,709
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	178,502	(2,163)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	57,120	6,395

	Statement of financial position as of December 31, 2023						Statement of Income for the year ended December 31, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	1,404,061	(4,666)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	403,051	22,677
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	222,397	(5,331)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	387,515	24,871
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	260,426	1,242
Aerovías de Integración Regional S.A.	191,878	186,612	5,266	185,799	182,923	2,876	516,410	(12,724)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	5,587,692	736,209
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	162,580	28
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	50,990	6,060

(a)Non-controlling interests

Equity	Tax No.	Country of origin	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	136	93
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,517)	(5,049)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(7,848)	(8,421)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,100	1,152
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	191	198
Total					(11,938)	(12,027)

			For the year ended December 31,			For the year ended December 31,
Incomes	Tax No.	Country of origin	2024	2023	2022	2024	2023	2022
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	0.19000	43	(9)	(643)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	0.78236	(463)	(101)	(956)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	9.54000	573	(500)	(551)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	5.02000	321	304	116
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	(1)	25	(26)
Other companies						—	—	(13)
Total						473	(281)	(2,073)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL
The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	535,531	658,949	535,531	658,949
Loyalty program	171,717	219,636	171,717	219,636
Computer software	171,144	156,337	661,731	597,164
Developing software	119,376	117,010	119,376	117,010
Other assets	2,402	54	3,717	1,369
Total	1,000,170	1,151,986	1,492,072	1,594,128
a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	47	66,820	—	—	66,867
Withdrawals	(2,947)	(245)	—	—	(3,192)
Transfer software and others	61,212	(63,658)	—	—	(2,446)
Foreign exchange	3,359	(139)	38,154	13,249	54,623
Amortization	(54,358)	—	—	—	(54,358)
Closing balance as of December 31, 2022	143,575	107,652	625,368	203,791	1,080,386
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	221	101,379	22,666	—	124,266
Withdrawals	(2)	(393)	—	—	(395)
Transfer software and others	96,098	(95,971)	—	—	127
Foreign exchange	(6,607)	(2,649)	(146,084)	(47,919)	(203,259)
Amortization	(72,555)	—	—	—	(72,555)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of December 31, 2024 amounts to ThUS$491,902 (ThUS$442,142 as of December 31, 2023).
b)Impairment Test Intangible Assets with an indefinite useful life
As of December 31, 2024, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2024, in accordance with the accounting policy, the Company performed the annual impairment test.

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

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 –4.7
Exchange rate	R$/US$	5.4 – 5.7
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.2 – 10.2
Fuel Price	US$/barrel	100

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

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.2	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT
The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	479,871	258,246	—	—	479,871	258,246
Land	39,818	44,244	—	—	39,818	44,244
Buildings	120,736	129,036	(60,313)	(61,478)	60,423	67,558
Plant and equipment	11,727,067	10,738,500	(5,085,126)	(4,508,356)	6,641,941	6,230,144
Own aircraft (3) (4)	10,678,834	9,856,365	(4,831,914)	(4,259,729)	5,846,920	5,596,636
Other (2)	1,048,233	882,135	(253,212)	(248,627)	795,021	633,508
Machinery	24,005	29,092	(22,927)	(27,716)	1,078	1,376
Information technology equipment	158,900	163,382	(139,607)	(146,040)	19,293	17,342
Fixed installations and accessories	174,859	186,179	(126,886)	(131,769)	47,973	54,410
Motor vehicles	48,320	49,560	(42,323)	(44,385)	5,997	5,175
Leasehold improvements	236,509	266,631	(61,760)	(53,201)	174,749	213,430
Subtotal Properties, plant and equipment	13,010,085	11,864,870	(5,538,942)	(4,972,945)	7,471,143	6,891,925
b) Right of use
Aircraft (3)	5,810,997	5,388,147	(3,262,942)	(3,243,065)	2,548,055	2,145,082
Other assets	398,017	248,614	(230,518)	(194,491)	167,499	54,123
Subtotal Right of use	6,209,014	5,636,761	(3,493,460)	(3,437,556)	2,715,554	2,199,205
Total	19,219,099	17,501,631	(9,032,402)	(8,410,501)	10,186,697	9,091,130
(1)As of December 31, 2024, includes advances paid to aircraft manufacturers for Th US$452,765 (ThUS$242,069 as of December 31, 2023).
(2)Consider mainly rotables and tools.
(3)As of December 31, 2024 , the additions of 9 aircraft, 3 Airbus A320 for MUS$34,760 and 6 Boeing B777 for MUS$296,198.
(4)There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircraft: As of 31 de diciembre 2023, 1 Boeing B767 and 6 Airbus A320 (see Note 13).

(a)Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1,2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	16,332	—	—	843,808	6,426	113	258	27,160	894,097
Disposals	—	—	—	(4,140)	—	(264)	(3)	—	(4,407)
Rejection fleet	—	—	—	—	—	—	—	—	—
Retirements	(75)	—	(2)	(42,055)	(24)	(836)	—	(313)	(43,305)
Depreciation expenses	—	—	(3,285)	(669,059)	(5,662)	(7,914)	(55)	(13,071)	(699,046)
Foreign exchange	(1,282)	1,073	918	11,527	(84)	2,365	(28)	7,593	22,082
Other increases (decreases) (*)	(99,962)	—	10,914	(403,950)	(883)	4,867	(74)	5,683	(483,405)
Changes, total	(84,987)	1,073	8,545	(263,869)	(227)	(1,669)	98	27,052	(313,984)
Closing balance as of December 31, 2022	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Rejection fleet	—	—	—	—	—	—	—	—	—
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases) (*)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as of January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	20,754	—	—	1,215,040	9,669	421	—	8,289	1,254,173
Disposals	—	—	—	(2,940)	(8)	—	(2)	—	(2,950)
Retirements	—	—	—	(56,148)	(91)	(89)	—	—	(56,328)
Depreciation expenses	—	—	(3,992)	(771,104)	(5,724)	(8,877)	(65)	(9,790)	(799,552)
Foreign exchange	(1,354)	(4,426)	(3,143)	(108,966)	(1,780)	(5,401)	—	(39,593)	(164,663)
Other increases (decreases) (*)	202,225	—	—	136,506	(115)	7,509	—	2,413	348,538
Changes, total	221,625	(4,426)	(7,135)	412,388	1,951	(6,437)	(67)	(38,681)	579,218
Closing balance as of December 31, 2024	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
(*) As of December 31, 2024 no aircraft were reclassified. This amount included the following aircraft reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, 1 Boeing B767 ThUS$(21,578) and 6 Airbus A320 ThUS$(36,326). As of December 31, 2022, 6 Airbus A320 ThUS$(29,328) and 28 Airbus A319 ThUS$(373,410).

(b)Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2022	2,101,742	53,007	2,154,749
Additions	372,571	13,087	385,658
Depreciation expense	(249,802)	(16,368)	(266,170)
Cumulative translate adjustment	919	1,392	2,311
Other increases (decreases)	(898,609)	12,588	(886,021)
Total changes	(774,921)	10,699	(764,222)
Closing balance as of December 31, 2022	1,326,821	63,706	1,390,527

Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as of January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	601,723	50,838	652,561
Depreciation expense	(284,234)	(27,315)	(311,549)
Cumulative translate adjustment	48	(8,317)	(8,269)
Other increases (decreases)	85,436	98,170	183,606
Total changes	402,973	113,376	516,349
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

(*) As of December 31, 2024, the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft as a result of a sale and lease contract are considered.

(c)Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of December 31, 2024		As of December 31, 2023		As of December 31, 2024		As of December 31, 2023		As of December 31, 2024	As of December 31, 2023
Boeing 767	300ER	9	(3)	11	(3)	—		—		9	11
Boeing 767	300F	18	(2) (3)	16	(2) (3)	1		1		19	17
Boeing 777	300ER	10	(4)	4		—	(4)	6		10	10
Boeing 787	8	4		4		6		6		10	10
Boeing 787	9	2		2		25		24		27	26
Airbus A319	100	11	(2)	11	(2)	27		1		38	12
Airbus A320	200	86	(2) (4)	83	(2)	49	(4)	46	(1)	135	129
Airbus A320	NEO	3		1		27		23		30	24
Airbus A321	200	19		19		30		30		49	49
Airbus A321	NEO	0		0		14		7		14	7
Airbus A330	200	0		0		2	(5)	—		2	—
Total		162		151		181		144		343	295

(1) Include 1 aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).
(3) Considers the conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.
(4) 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right of use assets to properties, plants and equipment.
(5) As of December 31, 2024, 2 A330-200 aircraft are added to the fleet under an operating lease with WAMOS.
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

(*)Except in the case of the Boeing 767 300ER, Boeing 777-300ER, Airbus 320 Family and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)Additional information regarding Property, plant and equipment:
(i)Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2024		As of December 31, 2023
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	—	—	2,703	12,326
			Airbus A320	—	—	17,441	151,873
			Boeing 767	—	—	20,427	143,281
			Boeing 777	115,727	132,643	132,585	144,186

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	4,441	2,401	3,413	3,752
			Airbus A320	238,131	114,450	190,001	142,075
			Airbus A321	7,022	3,920	6,007	4,393
			Boeing 767	—	—	8,849	23,018
			Boeing 787	117,089	45,703	58,499	38,971

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	159,624	196,134	171,704	208,601

Total direct guarantee				642,034	495,251	611,629	872,476

(1) For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2024, amounts to ThUS$897,783 (ThUS$898,166 as of December 31, 2023). The book value of the assets with indirect guarantees as of December 31, 2024, amounts to ThUS$1,734,431 (ThUS$1,925,069 as of December 31, 2023).

As of December 31, 2024, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Celestial Aviation Services Limited	LATAM Airlines Group S.A.	Three letters of credit	7,686	Dec 6, 2025
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	20,186	Apr 29, 2025
			27,872

(ii)Commitments and others
Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	326,642	288,454
Commitments for the acquisition of aircraft (*)	20,400,000	15,700,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2025	2026	2027	2028-2030	Total
Airbus S.A.S.
A320neo Family	7	12	10	56	85
The Boeing Company
Boeing 787-9	—	—	1	14	15
Total	7	12	11	70	100
As of December 31, 2024, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 85 Airbus aircraft of the A320 family remain to be received with deliveries between 2025 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$13,900,000.

As of December 31, 2024, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2027 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$6,500,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

Aircraft operational lease commitments:

As of December 31, 2024, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 Airbus Boeing 787 Dreamliner aircraft with delivery date between 2025 and 2026, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with China Aircraft Leasing Group Holdings Limited, 3 Airbus of the A320 Neo family aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus model A321XLR aircraft with deliveries between 2026 and 2027, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with BOC Aviation Limited, 1 Airbus of the A320 Neo family aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with WAMOS Air S.A., 1 Airbus model A330 aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Maverick Leasing (Ireland) DAC, 3 Airbus of the A320 Neo family aircraft with delivery date in 2025, remain to be received.

As of December 31, 2024, as a result of the various aircraft operating lease contracts signed with Jackson Square Aviation Ireland Limited, 4 Airbus model A320 Neo family aircraft with delivery date in 2025, remain to be received.

(iii)Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended December 31,
		2024	2023	2022
Average rate of capitalization of capitalized interest costs	%	10.77	10.66	7.12
Costs of capitalized interest	ThUS$	27,506	10,136	10,575

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
(ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5;

January 5, 2022                     (i) General Terms Agreement between Rolls-Royce PLC and Rolls-
Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;

March 22, 2022                     (i) 1 International Aero Engines AG V2527-A5 engine; and

May 18, 2022                     (i) Framework Deed Relating to the purchase and leaseback of 10 used Airbus A330-200 aircraft, 9 new Airbus A350-900 aircraft, 4 new Boeing 787-9 aircraft and 2 new Boeing 787-8 aircraft.

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

The Debtors also have filed motions to enter into certain new aircraft lease agreements, including

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
38459, 38478, 38479, 38461

August 31, 2021                    (i) Avolon Aerospace Leasing Limited or its Affiliates, Aircraft
MSNs 38891, 38893, 38895
(ii) Sky Aero Management Ltd. ten Airbus A320neo

February 23, 2022                 Vmo Aircraft Leasing, 2 Boeing 787-9

March 17, 2022                    Avolon Aerospace Leasing Limited, 2 Airbus A321neo

March 17, 2022                     Air Lease Corporation, 3 Airbus A321NX

March 17, 2022                    AerCap Ireland, 2 Airbus A321-200NEO

March 18, 2022                     CDB Aviation Lease Finance DAC, 2 Airbus A321NX

April 14, 2022                     Macquarie Aircraft Leasing Services (Ireland) Ltd., 1 Airbus
A320-233

June 29, 2022                     UK Export Finance, 4 Boeing 787-9

August 12, 2022                     Air Lease Corporation, 3 Airbus A321XLR

September 8, 2022                 Air Lease Corporation, 2 Airbus A321XLR

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

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2024 the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
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

(a.1)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	14,616	18,982	—	—	14,616	18,982
Other recoverable credits	25,659	28,048	—	—	25,659	28,048
Total current tax assets	40,275	47,030	—	—	40,275	47,030

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	6,281	2,371	—	—	6,281	2,371
Total current tax liabilities	6,281	2,371	—	—	6,281	2,371

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	(821,883)	(941,136)	53,543	70,745
Assets by right of use	(720,694)	(585,957)	109	54
Lease Liabilities	892,657	792,781	(113)	(74)
Amortization	(101,193)	(112,002)	—	10
Provisions	80,355	222,409	76,280	81,091
Revaluation of financial instruments	—	(889)	—	—
Tax losses	664,990	613,264	(68,493)	(86,320)
Intangibles	—	—	234,854	300,359
Other	16,317	16,312	16,497	16,494
Total	10,549	4,782	312,677	382,359

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)From January 1 to December 31, 2022

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	120,553	—	—	(1,088,140)
Assets for right of use	(572,727)	205,545	—	—	(367,182)
Lease Liabilities	773,129	(186,136)	—	—	586,993
Amortization	(44,615)	(43,567)	—	—	(88,182)
Provisions	552,527	(613,480)	567	—	(60,386)
Revaluation of financial instruments	(16,575)	19,248	(235)	—	2,438
Tax losses (*)	445,662	500,997	—	—	946,659
Intangibles	(254,155)	2,114	—	(18,471)	(270,512)
Others	(274)	(124)	—	—	(398)
Total	(325,721)	5,150	332	(18,471)	(338,710)

(b.2)From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(b.3)From January 1 to December 31, 2024

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	136,455	—	—	(875,426)
Assets for right of use	(586,011)	(134,792)	—	—	(720,803)
Lease Liabilities	792,855	99,915	—	—	892,770
Amortization	(112,012)	10,819	—	—	(101,193)
Provisions	141,318	(138,152)	909	—	4,075
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	33,899	—	—	733,483
Intangibles	(300,359)	496	—	65,009	(234,854)
Others	(182)	2	—	—	(180)
Total	(377,577)	9,531	909	65,009	(302,128)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,263,150 at December 31, 2024 (ThUS$3,572,528 as of December 31, 2023) which include deferred tax assets related to negative tax results of ThUS$11,736,014 at December 31, 2024 (ThUS$12,206,634 at December 31, 2023).

As of December 31, 2022, the Management of the subsidiary Lan Cargo S.A., taking into account financial projections for future years, company derecognized DTA in the amount of ThUS$6,173 because it is not probable that future taxable profits would be generated in the future.

(Expenses)/income from deferred taxes and income tax:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(26,263)	(12,659)	(14,064)
Adjustments to the current tax of the previous year	—	(193)	—
Total current tax (expense) benefit	(26,263)	(12,852)	(14,064)
Deferred income taxes
(Expense)/benefit for deferred tax recognition for tax losses (*)	243	17,492	—
Deferred income for relative taxes to the creation and reversal of temporary differences	9,531	(19,582)	5,150
Total deferred income tax	9,774	(2,090)	5,150
Income tax (expense)/benefit	(16,489)	(14,942)	(8,914)

Income tax (expense)benefit

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Current tax (expense) benefit, foreign	(54,190)	(10,410)	19,573
Current tax (expense) benefit, domestic	27,927	(2,442)	(33,637)
Total current tax (expense) benefit	(26,263)	(12,852)	(14,064)

Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	243	17,492	—
Deferred tax (expense) benefit, foreign	5,553	(10,780)	(532)
Deferred tax (expense) benefit, domestic	3,978	(8,802)	5,682
Total deferred tax (expense)benefit	9,774	(2,090)	5,150
Income tax (expense)/benefit	(16,489)	(14,942)	(8,914)

(*) As a result of an agreement reached with the Brazilian tax authority in the 2023, TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not recognize a deferred tax asset for its available tax losses, it was necessary to register an income in order to write off the liability previously recognized regarding the relevant tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of December 31, 2024, December 31, 2023 and December 31, 2022)

	For the year ended December 31,			For the year ended December 31,
	2024	2023	2022	2024	2023	2022
	ThUS$	ThUS$	ThUS$	%	%	%
Income tax benefit/(expense) using the legal tax rate	(268,362)	(161,053)	(363,434)	(27.00)	(27.00)	(27.00)
Tax effect by change in tax rate	—	—	9,016	—	—	0.67
Tax effect of rates in other jurisdictions	(46,580)	(50,042)	20,398	(4.69)	(8.39)	1.52
Tax effect of non-taxable income	81,612	25,459	1,201,618	8.21	4.27	89.27
Tax effect of disallowable expenses	(12,780)	(23,272)	(33,855)	(1.29)	(3.90)	(2.52)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	37,793	53,162	90,823	3.80	8.91	6.75
Tax effect for goodwill impairment losses		—	—		—	—
Derecognition of deferred tax assets not recoverable	—	—	(6,173)	—	—	(0.46)
Unrecognised deferred tax	159,430	157,089	(990,095)	16.04	26.34	(73.56)
Other increases (decreases)	32,398	(16,285)	62,788	3.27	(2.73)	4.66
Total adjustments to tax expense using the legal rate	251,873	146,111	354,520	25.34	24.50	26.33
Income tax benefit/(expense) using the effective rate	(16,489)	(14,942)	(8,914)	(1.66)	(2.50)	(0.67)

Deferred taxes related to items charged to equity:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	909	4,355	332

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current
(a) Interest bearing loans	271,753	292,982
(b) Lease Liability	363,460	301,537
(c) Hedge derivatives	—	1,544
Total current	635,213	596,063

Non-current
(a) Interest bearing loans	3,516,117	3,675,212
(b) Lease Liability	2,999,121	2,666,457
Total non-current	6,515,238	6,341,669

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current
Bank loans (2)	—	53,141
Guaranteed obligations (5)	34,083	28,697
Other guaranteed obligations (1)	23,682	67,005
Subtotal bank loans	57,765	148,843
Obligation with the public (3) (4)	46,256	34,731
Financial leases	167,732	109,304
Other loans	—	104
Total current	271,753	292,982

Non-current
Bank loans (2)	—	976,293
Guaranteed obligations (5)	339,960	275,225
Other guaranteed obligations (1)	351,069	363,345
Subtotal bank loans	691,029	1,614,863
Obligation with the public (3) (4)	2,193,047	1,268,107
Financial leases	632,041	792,242
Total non-current	3,516,117	3,675,212
Total obligations with financial institutions	3,787,870	3,968,194

(1) The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a) The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of December 31, 2024.

(b) The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of December 31, 2024.

(c) On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2024), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring a minimum liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2) As of October 15, 2024, the Company repaid the entirety of the “Term Loan B Facility” amounting to US$1.081 billion remaining on that date.

(3) As of October 15, 2024, the Company repaid in full the senior secured notes issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, bearing interest at 13.375% and maturing in 2027, for an aggregate principal amount of US$450 million (the “2027 Notes”). As of December 31, 2024, the Company continues to hold the senior secured notes issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, bearing interest at 13.375% and maturing in 2029, for an aggregate principal amount of US$700 million (the “2029 Notes”). During the quarter ended December 31, 2024, both the 2027 Notes and the 2029 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4) As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended December 31, 2024, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2024, the Company is in compliance with the aforementioned minimum liquidity covenant.

(5) On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty.

Balances by currency of interest bearing loans are as follows:

	As of December 31, 2024	As of December 31, 2023
Currency	ThUS$	ThUS$

Chilean peso (U.F.)	147,716	160,730
US Dollar	3,640,154	3,807,464
Total	3,787,870	3,968,194

Interest-bearing loans due in installments to December 31, 2024
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	9.43	9.43
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71
	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2024
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—%	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2022	2,883,661	76,977	2,960,638
New contracts	354,924	13,019	367,943
Lease termination	(19,606)	—	(19,606)
Renegotiations	(76,233)	(4,198)	(80,431)
Exit effect of chapter 11 (*)	(995,888)	—	(995,888)
Payments	(154,823)	(26,172)	(180,995)
Accrued interest	142,939	9,194	152,133
Exchange differences	—	2,279	2,279
Cumulative translation adjustment	(2)	7,463	7,461
Other increases (decreases)	—	2,920	2,920
Changes	(748,689)	4,505	(744,184)
Closing balance as of December 31, 2022	2,134,972	81,482	2,216,454
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Cumulative translation adjustment	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994
Opening balance as of January 1, 2024	2,894,198	73,796	2,967,994
New contracts	576,182	69,061	645,243
Lease termination	(72,266)	(540)	(72,806)
Renegotiations	96,155	70,670	166,825
Payments	(605,584)	(26,630)	(632,214)
Accrued interest	288,165	25,391	313,556
Exchange differences	(2,090)	(3,082)	(5,172)
Cumulative translation adjustment	—	(9,679)	(9,679)
Other variations	—	(11,166)	(11,166)
Changes	280,562	114,025	394,587
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581

(*) Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claim settlement (Derecognition of assets for right of use for ThUS$639,728 (See Note 4 letter g (4)) and conversion of Notes for ThUS$39,545) and ThUS$316,615 due to IBR rate change.

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate December 2024	Discount rate December 2023
Aircraft	9.09%	9.10%
Others	8.78%	6.43%

(c)    Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Fair value of foreign currency derivatives	—	1,544	—	—	—	1,544
Total hedge derivatives	—	1,544	—	—	—	1,544

The foreign currency derivatives correspond to options, forwards and swaps.
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of December 31, 2024	As of December 31, 2023
		ThUS$	ThUS$

Interest rate swaps	(3)	4,676	—
Fuel options	(1)	7,747	22,136
Foreign currency derivative R$/BRL$	(2)	3,142	(1,544)

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3) They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (h) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	1,761,814	1,408,201
(b) Accrued liabilities	371,758	357,078
Total trade and other accounts payables	2,133,572	1,765,279

(a)     Trade and other accounts payable:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Trade creditors	1,409,894	1,176,985
Other accounts payable	351,920	231,216
Total	1,761,814	1,408,201

The details of Trade and other accounts payables are as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Maintenance and technical purchases	380,853	293,768
Boarding Fees	268,353	249,291
Aircraft Fuel	220,343	94,878
Airport charges and overflight	157,691	138,901
Handling and ground handling	122,721	133,114
Leases, maintenance and IT services	121,901	100,842
Other personnel expenses	106,277	96,351
Professional services and advisory	77,548	63,756
Services on board	72,902	58,365
Marketing	46,751	51,035
Aircraft Insurance	16,756	12,256
Air companies	9,778	26,371
Crew	20,560	25,936
Agencies sales commissions	15,649	16,899
Others	123,731	46,438
Total trade and other accounts payables	1,761,814	1,408,201

(b) Liabilities accrued:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Aircraft and engine maintenance	74,874	129,473
Accrued personnel expenses	86,743	97,733
Accounts payable to personnel (1)	183,153	114,769
Others accrued liabilities	26,988	15,103
Total accrued liabilities	371,758	357,078

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	11,536	7,003	313,165	614,882	324,701	621,885
Civil contingencies	1,173	7,702	124,411	142,305	125,584	150,007
Labor contingencies	1,512	367	174,035	155,501	175,547	155,868
Other	—	—	9,908	11,571	9,908	11,571
Provision for European
Commission investigation (2)	—	—	2,327	2,477	2,327	2,477

Total other provisions (3)	14,221	15,072	623,846	926,736	638,067	941,808

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
(3)    Total other provision as of December 31, 2024, and December 31, 2023, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	731,153	9,300	740,453
Increase in provisions	687,558	—	687,558
Provision used	(63,087)	—	(63,087)
Difference by subsidiaries conversion	28,655	—	28,655
Reversal of provision	(427,979)	(6,630)	(434,609)
Exchange difference	(16,160)	(273)	(16,433)
Closing balance as of December 31, 2022	940,140	2,397	942,537

Opening balance as January 1, 2023	940,140	2,397	942,537
Increase in provisions	449,406	—	449,406
Provision used	(70,844)	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	(69,563)
Reversal of provision	(310,118)	—	(310,118)
Exchange difference	310	80	390
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as of January 1, 2024	939,331	2,477	941,808
Increase in provisions	448,338	—	448,338
Provision used	(92,729)	—	(92,729)
Difference by subsidiaries conversion	(143,057)	—	(143,057)
Reversal of provision	(508,907)	—	(508,907)
Exchange difference	(7,236)	(150)	(7,386)
Closing balance as of December 31, 2024	635,740	2,327	638,067
(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenue (1)(2)	3,118,099	3,044,664	140,244	348,936	3,258,343	3,393,600
Sales tax	14,566	17,801	—	—	14,566	17,801
Retentions	48,383	48,649	—	—	48,383	48,649
Other taxes	6,332	6,892	—	—	6,332	6,892
Dividends payable	293,092	174,549	—	—	293,092	174,549
Other sundry liabilities	8,208	9,351	—	—	8,208	9,351
Total other non-financial liabilities	3,488,680	3,301,906	140,244	348,936	3,628,924	3,650,842
Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2022	2,785,193	9,772,469	(9,077,188)	(241,201)	(314,027)	4,585	23,458	2,953,289
From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600
From January 1 to December 31, 2024	3,393,600	15,679,754	(15,073,167)	(126,564)	(347,873)	(260,364)	(7,043)	3,258,343
(1)The balance includes mainly, deferred revenue for services not provided as of December 31, 2024 and December 31, 2023 and for the frequent flyer LATAM Pass program.
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
(2)As of December 31, 2024, Deferred Income includes ThUS$35,615 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Retirements payments	71,296	57,785
Resignation payments	7,048	11,537
Other obligations	89,083	53,296
Total liability for employee benefits	167,427	122,618
(a)Movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2022	56,233	53,254	(4,375)	(9,935)	(1,689)	93,488
From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618
From January 1 to December 31, 2024	122,618	88,112	(10,778)	(21,769)	(10,756)	167,427
The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended December 31,
Assumptions	2024	2023

Discount rate	5.92%	5.40%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.96%	5.02%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.42%	2.99%
Retirement age of women	60	60
Retirement age of men	65	65
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

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(5,267)	(3,913)
Change in the accrued liability an closing for decrease of 100 b.p.	6,010	4,369
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	5,570	4,133
Change in the accrued liability an closing for decrease of 100 b.p.	(5,056)	(3,811)
(b)The liability for short-term:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	183,153	114,769
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

This subprogram was available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

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

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

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

During the year of 2024 until the month of December, the amount accrued related to this CIP was MUS$78.78, which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of December 2024, the amount of this plan recorded in the consolidated statement of financial position is MUS$152.6.

(d)Employment expenses are detailed below:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$

Salaries and wages	1,337,982	1,268,343	1,024,304
Short-term employee benefits	243,210	181,565	121,882
Other personnel expenses	157,282	133,429	120,150
Total	1,738,474	1,583,337	1,266,336

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$

Aircraft and engine maintenance	433,447	348,578
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	—	11,337
Provision for vacations and bonuses	18,129	18,518
Other sundry liabilities	186	154
Total accounts payable, non-current	491,762	418,587
NOTE 24 - EQUITY
(a)Capital
The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.
The paid capital of the Company at December 31, 2024 amounts to ThUS$ 5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$ 5,003,534 divided into 604,437,877,587 shares as of December 31, 2023), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2024, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

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
5.As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued US$800 million in new paid shares and ThUS$9,493,270 through the issue of three classes of notes convertible into Company shares, backed by 531,991,409,513 shares totaling of 605,801,285,307 shares. As of December 31, 2024, of the aforementioned capital increase, 603,831,469,894 shares were subscribed and paid (603,831,176,355 shares as of December 31, 2022), equivalent to ThUS$10,169,622 as of December 31, 2024 (ThUS$10,152,221 as of December 31, 2023) and as of December 31, 2022 costs of issuance and placement of shares and convertible bonds were generated for ThUS$810,279, which are presented as part of the Other reserves and was reclassified to "paid-in capital" according to the Extraordinary Shareholders' Meeting held on April 20, 2023, as explained below

6.At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

6.i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

6.ii) Decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

6.iii) Deduction of the Company’s capital the account “Costs of issuing shares and new convertible notes”, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes issued on the occasion of the capital increase agreed at the Company's Extraordinary Shareholders' Meeting held on July 5, 2022. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital was reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As a result of the foregoing, as of that date, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which MUS$5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

All of the above was explained in detail at the Extraordinary Shareholders' Meeting of the Company held on April 25, 2024, in which it was agreed, among other things, (i) to record the aforementioned reduction by operation of law in the Share Capital, and the granting of the aforementioned public deed dated September 6, 2023; and (ii) on the basis of the above, adapt the Fifth permanent and First Transitory articles of the corporate statute, relating to share capital.

(b)Movement of authorized shares
The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2024				As of December 31, 2023
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665
Convertible Notes H	—	—	—	—	—	293,539	(293,539)	—
Reduction of full right (*)	—	—	—	—	(1,965,903,665)	—	—	(1,965,903,665)
Subtotal	—	—	—	—	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) See letter (a) above, in the same Note.

(c)Share capital
The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
There were no movements during the year	—
Subtotal	—
Ending balance as of December 31, 2024	5,003,534
(1)Includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.
(2)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.
(d)Treasury stock
At December 31, 2024, the Company held no treasury stock. The remaining of ThUS$(178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$178.
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

During the year ended December 31, 2024, there was no subscription of convertible bonds.

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

As of December 31, 2024, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2024, the portion not converted into equity corresponds to ThUS$39.
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
(f)Reserve of share- based payments
Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	37,235	—	37,235
From January 1 to December 31, 2023	37,235	—	37,235
From January 1 to December 31, 2024	37,235	—	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.
(g)Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2022	2,448,098	—	—	(4,420,749)	—	(1,972,651)
From January 1 to December 31, 2023	(1,972,651)	5,074	—	(14,401)	811,962	(1,170,016)
From January 1 to December 31, 2024	(1,170,016)	—	—	—	510	(1,169,506)

Balance of Other sundry reserves comprise the following:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,666,202	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)	(3,610,470)
Cost of issuing shares and New Convertible Notes (5)	—	—	(810,279)
Others	(1,875)	(1,875)	(3,558)
Total	(1,169,506)	(1,170,016)	(1,972,651)
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
(3)The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135) and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: (5) acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. Aires S.A. for an amount of ThUS$(23) and (6) amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. Aires S.A. for a total amount of ThUS$5,097.

(4)The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable ThUS$2,564,707 (ThUS$2,564,707 as of December 31, 2023 and ThUS$2,550,306 as of December 31, 2022), gain on the haircut for the financial liabilities for ThUS$420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728 as of December 31, 2024, December 31, 2023 and December 31, 2022.
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

(h)Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognized in OCI	—	51,323	(23,845)	—	27,478
Reclassified from OCI to profit or loss	—	31,293	19,946	—	51,239
Reclassified from OCI to the value of the hedged asset	—	(8,143)	—	—	(8,143)
Deferred tax	—	(235)	—	—	(235)
Actuarial reserves by employee benefit plans	—	—	—	(9,933)	(9,933)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	566	566
Translation difference subsidiaries	(33,401)	694	(160)	—	(32,867)
Closing balance as of December 31, 2022	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—	—	—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	15,476	(34,872)	—	(19,396)
Reclassified from OCI to profit or loss	—	(40,898)	22,685	—	(18,213)
Reclassified from OCI to the value of the hedged asset	—	11,999	14,580	—	26,579
Deferred tax	—	—	—	—	—
Actuarial reserves by employee benefit plans	—	—	—	(21,763)	(21,763)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	908	908
Translation difference subsidiaries	(379,049)	(795)	304	—	(379,540)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)

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
(i)Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends		Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2022	(8,841,106)	1,339,210	—		—	(7,501,896)
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)		7,559,025	464,411
From January 1 to December 31, 2024	464,411	976,972	(293,092)	(*)	—	1,148,291

(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024. The minimum dividend proposal for the 2024 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(1) The detail of Other increases (decreases) is as follows:

As of December 31, 2023
Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(j)Dividends per share

Description of dividend	Minimum mandatory dividend 2024		Minimum mandatory dividend 2023
Amount of the dividend (ThUS$)	293,092	(*)	174,549	(**)
Number of shares among which the dividend is distributed	604,437,877,587		604,437,877,587
Dividend per share (US$)	0.000485		0.000289
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024. The minimum dividend proposal for the 2024 financial year it must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(**) In the Ordinary Shareholders' Meeting held on April 25, 2024,it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of April 3, 2024, amounting to ThUS$174,549, which corresponds to 30% of the net income for the year 2023. The payment was made on May 16, 2024.

NOTE 25 - REVENUE
The detail of revenues is as follows:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Passengers	11,233,287	10,215,148	7,636,429
Cargo	1,599,756	1,425,393	1,726,092
Total	12,833,043	11,640,541	9,362,521

NOTE 26 - COSTS AND EXPENSES BY NATURE
(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Aircraft fuel	(3,970,077)	(3,947,220)	(3,882,505)
Other rentals and landing fees	(1,470,057)	(1,322,795)	(1,036,158)
Aircraft maintenance	(815,916)	(601,804)	(582,848)
Aircraft rental (*)	(4,164)	(91,876)	(202,845)
Commissions	(230,127)	(244,160)	(167,035)
Passenger services	(331,918)	(271,838)	(184,357)
Other operating expenses	(1,448,052)	(1,351,571)	(1,136,490)
Total	(8,270,311)	(7,831,264)	(7,192,238)
(*)Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	(18,555)	(16,632)	(17,959)
Total	(18,555)	(16,632)	(17,959)
(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Depreciation (*)	(1,375,101)	(1,151,015)	(1,125,154)
Amortization	(72,555)	(54,358)	(54,358)
Total	(1,447,656)	(1,205,373)	(1,179,512)
(*)Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended December 31, 2024 is ThUS$668,936 (ThUS$565,384 for the same year in December 31, 2023 and ThUS$ 463,306 in December 31, 2022).

(c)Financial costs
The detail of financial costs is as follows:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Bank loan interests	(452,778)	(400,052)	(714,310)
Financial leases	(49,809)	(58,011)	(45,384)
Lease liabilities	(318,267)	(224,824)	(152,132)
Other financial expenses	(61,096)	(15,344)	(30,577)
Total	(881,950)	(698,231)	(942,403)
Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.
(d)Gains (losses) from restructuring activities
Gains (losses) from restructuring activities are detailed below:

	For the year ended at December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Renegotiation of fleet contracts	—	—	(483,068)
Legal advice	—	—	(323,204)
Employee restructuring plan	—	—	(80,407)
Rejection of IT contracts	—	—	(2,586)
Gains resulting from the settlement of Chapter 11 claims (*)	—	—	2,550,306
Others	—	—	18,893
Total	—	—	1,679,934
(*)See Note 24 (g)

The Company did not recorded gains/(losses) restructuring activities during 2024 and 2023.

(e)Financial income
Financial income is detailed below:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Financial claims (*)	—	—	491,326
Gains resulting from the settlement of Chapter 11 claims (**)	—	—	420,436
Finance lease rate change effect	—	—	49,824
Other miscellaneous income	142,411	125,356	90,709
Total	142,411	125,356	1,052,295
(*)See Note 34 (a.4.)
(**)See Note 24 (g)
(f)Other gains (losses)
Other gains (losses) are detailed below:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Adjustment net realizable value fleet available for sale	—	(39,163)	(345,410)
Other	(36,223)	(51,880)	(1,667)
Total	(36,223)	(91,043)	(347,077)

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$

Tours	60,437	36,297	24,068
Aircraft leasing	—	—	18,164
Customs and warehousing	37,710	27,553	30,323
Maintenance	5,632	7,784	7,995
Income from non-airlines products LATAM Pass (*)	35,904	15,148	23,954
Other miscellaneous income	60,986	61,859	49,782	(**)
Total	200,669	148,641	154,286
(*)During the twelve months period ended December 31, 2024, the Company reclassified income from non-airline redemption products Latam Pass from revenue to other income. Prior year comparative amounts for the twelve months period ended December 31, 2023, which totaled approximately US$4.7 million (US$3.7 million in 2022), were not material and as a result were not revised to conform to the current year presentation.
(**) Additionally, this item included within this amount ThUS$30,408 in December 31, 2022 related to the compensation of Delta Air Lines Inc. for the JBA signed during 2019.

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

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,	As of December 31,
	2024	2023	2022

Argentine peso	1,030.50	807.98	177.12
Brazilian real	6.18	4.85	5.29
Chilean peso	996.46	877.12	855.86
Colombian peso	4,403.50	3,872.49	4,845.35
Euro	0.96	0.90	0.93
Australian dollar	1.61	1.46	1.47
Boliviano	6.86	6.86	6.86
Mexican peso	20.54	16.91	19.50
New Zealand dollar	1.77	1.58	1.58
Peruvian Sol	3.80	3.70	3.81
Paraguayan Guarani	7,815.0	7,270.6	7,332.20
Uruguayan peso	43.80	38.81	39.71

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current assets

Cash and cash equivalents	630,133	386,216
Argentine peso	4,184	1,808
Brazilian real	4,529	7,108
Chilean peso	17,440	47,907
Colombian peso	12,156	8,968
Euro	15,721	25,329
U.S. dollar	532,670	237,251
Other currency	43,433	57,845

Other financial assets, current	7,768	14,659
Chilean peso	2,130	4,367
Euro	67	3,722
U.S. dollar	5,086	5,971
Other currency	485	599

Other non - financial assets, current	58,675	36,654
Brazilian real	—	—
Chilean peso	29,968	12,354
Euro	4,105	5,310
U.S. dollar	2,542	10,735
Other currency	22,060	8,255

Trade and other accounts receivable, current	214,599	279,586
Argentine peso	8,729	12,831
Brazilian real	—	—
Chilean peso	64,915	69,588
Colombian peso	1,562	1,453
Euro	96,438	90,699
U.S. dollar	7,503	68,893
Other currency	35,452	36,122

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Current assets

Accounts receivable from related entities, current	24	27
Chilean peso	24	27
U.S. dollar	—	—

Tax current assets	13,121	17,258
Chilean peso	2,035	2,202
Colombian peso	7,020	6,084
Peruvian sun	1,909	7,108
Other currency	2,157	1,864

Total current assets	924,320	734,400
Argentine peso	12,913	14,639
Brazilian real	4,529	7,108
Chilean peso	116,512	136,445
Colombian peso	20,738	16,505
Euro	116,331	125,060
U.S. Dollar	547,801	322,850
Other currency	105,496	111,793

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
Non-current assets

Other financial assets, non-current	13,627	15,375
Brazilian real	2,989	3,807
Chilean peso	876	2,073
Colombian peso	—	—
Euro	4,579	4,252
U.S. dollar	2,315	2,071
Other currency	2,868	3,172

Other non - financial assets, non-current	5,127	9,856
Argentine peso	—	—
Brazilian real	5,058	9,789
U.S. dollar	—	—
Other currency	69	67

Accounts receivable, non-current	4,126	4,732
Chilean peso	4,126	4,732

Deferred tax assets	5,147	1,048
Colombian peso	5,112	859
U.S. dollar	—	144
Other currency	35	45

Total non-current assets	28,027	31,011
Argentine peso	—	—
Brazilian real	8,047	13,596
Chilean peso	5,002	6,805
Colombian peso	5,112	1,700
Euro	4,579	4,252
U.S. dollar	2,315	2,230
Other currency	2,972	2,428

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other financial liabilities, current	30,413	4,331	872	1,010
Chilean peso	1,621	1,364	747	702
Euro	26,191	—	6	—
U.S. dollar	2,131	2,510	—	—
Other currency	470	457	119	308

Trade and other accounts payables, current	817,925	616,032	8,639	9,583
Argentine peso	5,203	2,074	133	132
Brazilian real	13,237	13,401	765	922
Chilean peso	175,057	128,838	1,556	1,560
Colombian peso	—	—	—	—
Euro	48,804	54,744	7	7
U.S. dollar	513,970	350,635	1,773	1,797
Peruvian sol	45,244	42,347	4,301	4,994
Mexican peso	1,890	2,019	—	—
Pound sterling	4,811	17,379	18	11
Uruguayan peso	1,253	706	5	39
Other currency	8,456	3,889	81	121

Accounts payable to related entities, current	7,520	5,154	—	—
Chilean peso	—	—	—	—
U.S. dollar	7,520	5,154	—	—

Other provisions, current	10	16	14,161	12,429
Chilean peso	—	—	4	4
Other currency	10	16	14,157	12,425

	Up to 90 days		91 days to 1 year
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other non-financial liabilities, current	11,031	15,634	5,330	6,099
Argentine peso	1,286	836	478	445
Chilean peso	3,916	4,338	2,688	4,026
Colombian peso	1,122	1,456	1,187	1,066
U.S. dollar	3,185	7,305	758	416
Other currency	1,522	1,699	219	146

Total current liabilities	866,899	641,167	29,002	29,121
Argentine peso	6,489	2,910	611	577
Brazilian real	13,237	13,401	765	922
Chilean peso	180,594	134,540	4,995	6,292
Colombian peso	1,122	1,456	1,187	1,066
Euro	74,995	54,744	13	7
U.S. dollar	526,806	365,604	2,531	2,213
Other currency	63,656	68,512	18,900	18,044

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other financial liabilities, non-current	90,248	32,867	2,791	2,871	167,538	165,511
Chilean peso	33,318	17,020	2,749	2,500	166,495	164,942
Brazilian real	—	—		—		—
Euro	43,861	—	42	—	1,043	—
U.S. dollar	12,217	14,110	—	—	—	—
Other currency	852	1,737	—	371	—	569

Accounts payable, non-current	22,407	72,783	—	—	—	—
Chilean peso	16,477	16,774	—	—	—	—
U.S. dollar	4,397	54,441	—	—	—	—
Other currency	1,533	1,568	—	—	—	—

Other provisions, non-current	44,993	49,427	—	—	—	—
Argentine peso	2,685	3,570	—	—	—	—
Brazilian real	37,227	42,244	—	—	—	—
Chilean peso	1,996	—	—	—	—	—
Colombian peso	330	395	—	—	—	—
Euro	2,653	3,053	—	—	—	—
U.S. dollar	102	165	—	—	—	—

Provisions for employees benefits, non-current	89,950	79,749	—	—	—	—
Chilean peso	82,804	76,247	—	—	—	—
U.S. dollar	7,146	3,502	—	—	—	—

Total non-current liabilities	247,598	234,826	2,791	2,871	167,538	165,511
Argentine peso	2,685	3,570	—	—	—	—
Brazilian real	37,227	42,244	—	—	—	—
Chilean peso	134,595	110,041	2,749	2,500	166,495	164,942
Colombian peso	330	395	—	—	—	—
Euro	46,514	3,053	42	—	1,043	—
U.S. dollar	23,862	72,218	—	—	—	—
Other currency	2,385	3,305	—	371	—	569

	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$
General summary of foreign currency:

Total assets	952,347	765,411
Argentine peso	12,913	14,639
Brazilian real	12,576	20,704
Chilean peso	121,514	143,250
Colombian peso	25,850	18,205
Euro	120,910	129,312
U.S. dollar	550,116	325,080
Other currency	108,468	114,221

Total liabilities	1,313,828	1,073,496
Argentine peso	9,785	7,057
Brazilian real	51,229	56,567
Chilean peso	489,428	418,315
Colombian peso	2,639	2,917
Euro	122,607	57,804
U.S. dollar	553,199	440,035
Other currency	84,941	90,801

Net position
Argentine peso	3,128	7,582
Brazilian real	(38,653)	(35,863)
Chilean peso	(367,914)	(275,065)
Colombian peso	23,211	15,288
Euro	(1,697)	71,508
U.S. dollar	(3,083)	(114,955)
Other currency	23,527	23,420

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the year ended December 31,
	2024	2023	2022
Basic earnings per share
Income attributable to owners of the parent company (ThUS$)	976,972	581,831	1,339,210
Weighted average number of shares, basic (*)	604,437,877,587	604,437,869,545	96,614,464,231
Basic earnings per share (US$)	0.001616	0.000963	0.013861

	For the year ended December 31,
	2024	2023	2022
Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	976,972	581,831	1,339,210	(***)
Weighted average number of shares, diluted (**)	604,441,789,335	604,441,789,335	98,530,451,071
Diluted earnings per share (US$)	0.001616	0.000963	0.013592
(*)As of December 31, 2024, the weighted average number of shares considers 604,437,877,587 shares outstanding from January 1, 2024 to December 31, 2024. As of December 31, 2023, the weighted average number of shares considers 604,437,584,048 shares outstanding from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H. As of December 31, 2022, the weighted average number of shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022. From November 3, 2022 until December 31, 2022 the number of shares outstanding increases due to the equity rights offering and then increases daily as the holders of the convertible notes convert them into share.
(**)As of December 31, 2024, the number of weighted diluted shares considers 604,437,877,587 shares outstanding and 3,911,748 shares outstanding from January 1, 2024 until December 31, 2024, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. As of December 31, 2023, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2023 to December 31, 2023, and 3,911,748 shares outstanding from January 1 to December 31, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11. As of December 31, 2022, the weighted average number of fully diluted shares considers 606,407,693 shares outstanding from January 1, 2022 until November 2, 2022, and 605,801,285,307 shares outstanding from November 3, 2022 until December 31, 2022 which includes the equity rights offering and assumes the conversion of all Convertibles Notes that were issued upon emergence from Chapter 11.

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
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$8,562 (€8,220,000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$8,562 (€8,220,000 Euros) to ThUS$2,327 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, €2,240,000 euros.
2,327

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.
The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014 (pending the final decision of the European Commission), but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo. Only the withdrawal of KLM’s claim has been notified in the case of Norway.
—
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.
This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$102; (iv) Felipe Meyer: ThUS$102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper.  This obligation had also been stayed by the court of federal justice in this process.  Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount.  In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019
9,132

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43
The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3,216 – R$19,877,623.21- probable y ThUS$7,234 – R$44,706,265.59- possible). We must await a decision on the Treasury appeal.
10,450
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.
Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260,223,373.10-original amount in 2012/2013, which currently equals ThUS$87,082 (R$538,168,490.91). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016.  The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In September 2022 with a decision for the parties, they will rule on more evidence and then we will have to wait for a resolution. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.
68,949
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. On August 21, 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. We need to wait for service of the decision to evaluate the next steps to take.	30,360

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. Currently, the evidentiary stage has begun.	28,425
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	8,454
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	12,847

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal and it was decided that the process will become a due diligence. We are awaiting the due diligence.	25,727
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019, that is pending a decision.	104,846
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	18,594

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	13,770
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	17,982
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	11,614

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.	—
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,297
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,195

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	11,991
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the Judge made a request to see the case file.	36,334
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,482
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,080

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,682
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,292
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,784

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,450
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	10,413
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	9,869
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal (CARF) that is pending a decision.	29,099

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,018
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	9,690
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	10,263

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period.The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	16,747

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024.	60,891
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The case is awaiting hearing by the Regional Labor Court.	430

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case on the day of the hearing, so a new hearing date is pending.	14,930
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury. The decision was in favor of the company and the debt was canceled. A remedy filed by União Federal is pending.	18,225
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	8,690
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits)	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the proceedings became a measure to analyze time-barred credits.	8,637

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented. A decision is pending.	8,963
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	9,621
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	16,961

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	11,878
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.
Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held. On July 15, 2024, the TDLC resolved that the Resolution of the National Customs Bureau consulted by Aerosan did not violate Law Decree No. 211. For the time being, the amount is indeterminate.
					—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. or the time being, the amount is indeterminate.	—
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned. For the time being, the amount is undetermined.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	9,687

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.
The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)
—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

(Continues from the previous page)
On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling. On January 29,2025, the TDLC declared it admissible and sent it to the Supreme Court for consideration and resolution.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits)	The administrative defense has been presented and a decision is pending.	9,615
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending. An agreement was made for the payment of ThUS$4,480 (R$25,000,000.00).The payment in the agreement was made in full.	—
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	An appeal will be filed before the legal deadline against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.
On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately US$63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, an appeal will be filed against that resolution before the legal deadline.
					122,953
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	11,059

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47,104 (MR$262,845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	44,638
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The amount is as yet undetermined.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	Tribunales de Justicia del Estado de Sao Paulo	Rol 1002928-30.2024.8.26.0659; Rol 1174718-13.2024.8.26.0100; Rol 1001368-42.2024.8.26.0695; Rol 0012257-66.2024.5.15.0004; Rol 1182239-09.2024.8.26.0100; Rol 1003874-02.2024.8.26.0659	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, presented by Luana dos Santos Bezerra Bounhe and others; Aracy Ribeiro Moreira and others; Naira Maria da Silva Gusson do Nascimento; Laura dos Reis Camilo and another; and Silvia Nicole Dantas Costa Maia and others; and a lawsuit against the same companies for alleged labor liability filed by Marcus Vinicius Ávila Santanna and others.	In the litigation with Luana dos Santos Bezerra Bounhe and others (Role 1002928-30.2024.8.26.0659), on December 19, 2024, the parties submitted a request for approval of the agreement concluded extrajudicially. The remaining 5 processes remain in process. All these litigations are under insurance coverage.	—
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented and we are awaiting a decision.	20,653

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2024, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

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

II. The following table contains proceedings that were closed or changed to remote status during 2024, according to what was disclosed in the contingencies note of the corresponding financial statement:

Company	Court	Case Number	Origin	Stage of trial	Status
LATAM Airlines Group S.A	22° Juzgado Civil de Santiago	C-29.945-2 016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023. Arguments were presented to the Supreme Court on April 27, 2023. On August 4, 2023, the Supreme Court dismissed the remedies of vacation of judgment based on substance and form filed by Inversiones Ranco Tres S.A. The resolution rejecting the claim remains firm and enforceable. The assessment of personal and procedural costs in favor of LATAM was carried out by both the Court of Appeals and the Court of First Instance. Case closed.	Disclosed in the Company's consolidated financial statements as of December 2023

Company	Court	Case Number	Origin	Stage of trial	Status
LatamAirlines Ecuador S.A	Tribunal Distrital de lo Fiscal	17509-201 4-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.
On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out. As of this date, the Sala Especializada de lo Contencioso Tributario de la Corte Nacional de Justicia has decided by ruling not to accept the appeal, so the Company is analyzing whether to take additional actions or close the process. The company has decided not to continue with the lawsuit.
Disclosed in the Company's consolidated financial statements as of March 2024

Company	Court	Case Number	Origin	Stage of trial	Status
Latam Airlines Group S.A.	25° Juzgado Civil de Santiago	C-8903-20 20	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On December 28, 2022 the Civil Court ordered the filing of the file. The National Consumer and User Association (CONADECUS) filed appeals against these decisions with the Santiago Appellate Court that were joined under Case #14,213-2020. Arguments were made on March 8, 2023. In a decision on August 8, 2023, the Appellate Court dismissed the appeals by CONADECUS, costs included. On August 26, 2023, CONADECUS filed a petition based on technicalities and substance against the Appellate Court ruling in order to have it reversed by the Supreme Court. LATAM petitioned that such appeals be declared inadmissible in a brief filed September 13, 2023. On November 30, 2023, the Supreme Court declared CONADECUS’ petition inadmissible. On December 7, 2023, LATAM petitioned that the Appellate Court determine the costs of the procedure, which must be defrayed by CONADECUS. The procedural costs were set on December 19, 2023 and personal costs were decided on January 3, 2024. The costs of the trial court are currently pending, which were petitioned by LATAM on December 20, 2023. CONADECUS currently has no petitions against the settlement reached between LATAM and AGRECU. Case closed.	Disclosed in the Company's consolidated financial statements as of March 2024

Company	Court	Case Number	Origin	Stage of trial	Status
LATAM Finance Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process.
On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of LATAM Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed
Disclosed in the Company's consolidated financial statements as of June 2024

Company	Court	Case Number	Origin	Stage of trial	Status
Peuco Finance Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process.
On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Peuco Finance Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed
Disclosed in the Company's consolidated financial statements as of June 2024

Company	Court	Case Number	Origin	Stage of trial	Status
Piquero Leasing Limited	Grand Court of the Cayman Islands	—	Request for a provisional bankruptcy process
On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. On May 23, 2024, the Grand Court of Cayman Islands approved withdrawal of the petition for a provisional liquidation requested May 8, 2024, and cancelled the appointment of the provisional liquidators of Piquero Leasing Limited, thereby putting an end to the status of provisional liquidation of the company in the Cayman Islands. Case closed
Disclosed in the Company's consolidated financial statements as of June 2024
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.722. 355/2014-5 2	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport. (a case related to the theory argued by the company on the proportionality of the PIS and COFINS credits).	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. A decision was rendered in favor of the company that cancelled the debt. Case closed.	Disclosed in the Company's consolidated financial statements as of June 2024
TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/ DF	0000038-2 5.2021.5.1 0.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status	The action was considered favorable to TAM and closed	Disclosed in the Company's consolidated financial statements as of June 2024

Company	Court	Case Number	Origin	Stage of trial	Status
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-5 4.2016.4.0 1.3400	A claim filed by TAM and SNEA against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).
On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. SNEA filed an appeal (motion for clarification) to clarify missing points regarding the deposits made with the court. On September 24, 2024, a decision was rendered in favor of LATAM Airlines Brazil authorizing it to withdraw 100% of the guarantee deposits after it presents an insurance policy. Considering this resolution, the contingency has been classified as remote, so the company reversed the provision.
Disclosed in the Company's consolidated financial statements as of September 2024
LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-202 2	Appeal filed on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).	On August 29, 2024, we received service of the Tax Court Decision #07706-4-2024 revoking the part of Intendant Resolution #4070140000100 concerning objections to Income Tax and income tax payments on exclusivity income from Banco de Crédito del Perú and the sale of miles to non-airline partners. It also ordered that the balance owed and the credit for payments made be recalculated. That recalculation does not alter the use of that amount as a compensable credit and bears no relationship to the objections dismissed. However, the National Customs and Tax Administration Commission of Peru (abbreviated as SUNAT, in Spanish) can file a contentious administrative claim with the Superior Court of Justice through November 29, 2024. The contingency has been classified as remote	Disclosed in the Company's consolidated financial statements as of September 2024

Company	Court	Case Number	Origin	Stage of trial	Status
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expedient e de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).	On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the this resolution which has been resolved and notified on April 10, 2024 through RTF 3149-9-2024, through which the Tax Court has decided to revoke RI No. 4070140000253 and proceed to reliquidate the Tax. On June 28, 2024, notice was received of Intendent Resolution #4070150000505 in which the National Customs and Tax Administration Commission (SUNAT in Spanish) voided the amounts in strict observance of the order by the Administrative Tax Court, thereby concluding this administrative stage, with procedural effects from July 1, 2024. SUNAT did not file a contentious administrative claim with the Superior Court of Justice against Tax Court Decision #3149-9-2024, so the process has ended.	Disclosed in the Company's consolidated financial statements as of September 2024

III. Governmental Investigations.

1)    On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2)     On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE. The investigation is completed.

3)    LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. On August 28, 2023, the FNE sent LATAM an Official Ordinary Letter requesting additional information, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

4)    LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. The most recent activity in the investigation of Case #2669-21 is an Official Ordinary Letter dated December 11, 2024, which was answered in two parts: the first on December 26, 2024 and the second on January 8, 2025.

5)    The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

6)    The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024 and responded on April 1, 2024. CADE sent a new letter requesting additional information on July 9, which was answered by LATAM Airlines Brasil on July 25, 2024. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations.

7)    Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) and the State of São Paulo (PROCON SP) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024. On September 5, 2024, the Prosecutor's Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party; (2) consumer matters, with two representations filed; and (3) compensation matters, which will be closed due to the Reparation Program (PR 2283).

IV. CMF Research Unit Result

On December 19, 2024, through Exempt Resolution No. 12095, the Financial Market Commission (CMF) informed LATAM Airlines Group S.A. of the application of Censure, as a result of the investigation process initiated in August of that year due to delays of only 9 hours and 38 minutes in relation to the deadlines established by General Regulation (NCG) 30 issue by the regulatory entity for the submission of the XBRL file for the financial statements corresponding to the third quarter of 2020, the date on which the Company was in its reorganization process under Chapter 11, as a result of the pandemic.

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

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of December 31, 2024, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million. The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2024, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, entered into a five-year loan agreement (“Spare Engine Facility”) with, among other institutions, Crédit Agricole Corporate and Investment Bank, acting through its New York branch as loan agent, secured by spare engines for a principal amount of US$275 million. As of November 4, 2024, this loan was fully repaid. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum combined level of US$400 million).

On October 15, 2024, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.875% maturing in 2030 (“2030 Notes,” together with the 2029 Notes, the “Notes”) for a total principal amount of US$1.4 billion. The Exit RCF and the Notes share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were used to repay the Term Loan B and part of the 2027 Notes.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the Company when required. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

As of December 31, 2024, the Company complies with the aforementioned minimum liquidity covenants.

b)Other commitments
As of December 31, 2024, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	50	Letter of Credit	217,753	Jan 5, 2025
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	48,483	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Dec 1, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	21	Guarantee Insurance	170,588	Apr 14, 2025
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,216	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	9,460	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	23	Letter of Credit	7,457	Feb 1, 2025
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,040	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,816	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,148	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	1	Letter of Credit	1,780	Dec 31, 2999
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,627	May 29, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2025
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	3,649	Mar 13, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	19	Letter of Credit	2,599	Mar 27, 2025
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	19,214	Nov 17, 2025

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2025
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	20	Letter of Credit	4,295	Feb 12, 2025
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,240	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,472	Dec 31, 2999
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,412	Nov 15, 2025
CORPAC S.A.	LATAM Airlines Perú S.A.	22	Letter of Credit	4,623	Jan 29, 2025
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	7	Letter of Credit	1,810	Feb 6, 2025
			Total	563,482

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES
(a)Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended December 31,
						2024	2023	2022
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	142	124	87
78.180.506-1	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Dividends	CLP	(2)	—	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	16	—	—
				Dividends	CLP	(1,904)	—	—
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Dividends	CLP	(6,870)	—	—
				Loans received (*)	US$	—	—	(231,714)
				Interest received (*)	US$	—	—	(21,329)
				Capital contribution	US$	—	—	170,962
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	—	—	36
96.989.370-3	Rio Dulce S.A. (**)	Related director	Chile	Tickets sales	CLP	—	—	2
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(5)	(59)	(63)
				Expense recovery	ARS	—	3	—
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided of passenger transport	BRL	—	—	4
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(22,863)	(22,107)	(23,110)
				Services provided by aircraft lease	US$	—	—	—
				Interlineal provided service	US$	32,092	31,020	37,855
				Services received of handling	US$	(88)	(252)	—
				Services provided of handling	US$	1,058	—	692
				Services received miles	US$	(10,103)	(4,657)	(4,974)

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended December 31,
						2024	2023	2022
				Services provided miles	US$	2,783	1,683	894
				Dividends	US$	(17,512)	—	—
				Services provided / received others	US$	776	1,424	(1,238)
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(319,499)	(144,239)	(111,706)
				Interlineal provided service	US$	213,153	127,145	102,580
				Loans received (*)	US$	—	—	(233,026)
				Interest received (*)	US$	—	—	(10,374)
				Capital contribution	US$	—	—	163,979
				Services received of handling	US$	(7,058)	(3,657)	(4,340)
				Services received miles	US$	(15,795)	(11,069)	(3,992)
				Services provided miles	US$	8,335	7,328	2,410
				Engine sale	US$	—	—	19,405
				Services provided maintenance	US$	995	—	—
				Dividends	US$	(17,535)	—	—
				Joint venture	US$	(10,000)	(10,000)	—
				Real estates leases provided	US$	155	86	—
				Services provided VIP lounge	US$	1,756	640	—
				Services provided / received others	US$	(22)	344	(311)
Foreign	QA Investments Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	—	(240,440)
				Interest received (*)	US$	—	—	(26,153)
				Capital contribution	US$	—	—	163,979
Foreign	QA Investments 2 Ltd	Common shareholder	U.K.	Loans received (*)	US$	—	—	(7,414)
				Interest received (*)	US$	—	—	(15,780)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	Loans received (*)	US$	—	—	(57,928)
				Interest received (*)	US$	—	—	(5,332)
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

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Remuneration	12,354	12,815	10,651
Board compensation	1,786	1,429	1,109
Non-monetary benefits	423	606	565
Short-term benefits	17,483	13,604	11,814
Termination benefits (*)	1,341	59	1,157
Total	33,387	28,513	25,296
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

The amounts paid for this concept, in accordance with the above, are:

	Paid during the year
	2024	2023	2022
	ThUS$	ThUS$	ThUS$

URAs Directors	763	481	—
URAs Board Committee	85	53	—
Total	848	534	—

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

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023 and December 31, 2024 , is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2023
RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPP BASED RSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

	Opening balance as of 01.01.2024	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024
RSU - Retention	2,986,456,933	35,468,268	—	(692,032,415)	(91,282,871)	2,238,609,915
PSU - Performance	4,009,588,067	42,034,943	—	—	(89,352,930)	3,962,270,080
MPP BASED RSU - Protection	1,246,879,413	—	—	—	(60,388,760)	1,186,490,653
Total	8,242,924,413	77,503,211	—	(692,032,415)	(241,024,561)	7,387,370,648

NOTE 34 - STATEMENT OF CASH FLOWS
(a)The Company has carried out the following transactions with non-monetary impact:
a.1.) Proceeds from the issuance of shares:

	For the year ended December 31,
Detail	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Issuance of shares	—	—	800,000
Issuance costs	—	—	(80,000)
DIP Junior offset	—	—	(170,962)
Total cash flow	—	—	549,038
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

a.4.) As a result of the exit from Chapter 11, the Other financial liabilities item decreased its balance by ThUS$2,673,256, which is detailed in letter, d). The break down of this decrease corresponds mainly to ThUS$491,326 (see Note 26(e)), Th$US$354,249 (decrease with effect in Property, plant and equipment, mainly related to the effect of rate change), ThUS$381,018 related to the compensation of the debt with the effect of increasing Capital, ThUS$1,443,066 associated with the conversion of debt into shares and other minor effects of Th$US$3,596.

a.5.) The Company has also carried out non-monetary transactions related to Right of use assets, Lease liabilities and Financial leases.

(b)Other inflows (outflows) of cash:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Restricted Advances	—	20,572	(26,918)
Bank commissions, taxes paid and other	(3,355)	(2,173)	(5,441)
Taxes on financial transactions	(10,563)	(6,803)	(2,134)
Guarantees	73,074	4,406	(47,384)
Judicial deposits	54,356	(16,349)	(20,661)
Fuel derivatives and currency	31,853	30,413	35,857
Derivative margin guarantees	10,902	(2,559)	(40,207)
Payment for derivatives premiums	(43,902)	(47,853)	(23,372)
Insurance recovery	9,788	—	—
Total Other inflows (outflows) Operation activities	122,153	(20,346)	(130,260)

Recoveries of credits and Guarantee deposit received from the sale of aircraft	34,469	48,258	6,300
Insurance recovery	—	11,000	—
Total Other inflows (outflows) Investment activities	34,469	59,258	6,300

Interest rate derivatives	1,456	15,934	—
Funds delivered as restricted advances	—	—	(313,090)
Payments of claims associated with the debt	—	—	(21,924)
Debt Issuance Cost - Stamp Tax	—	—	(33,259)
Taxes on financial transactions	—	(4,529)	—
Others recovery	510	—	—
Costs associated with financing	(64,146)	—	—
Withholding tax	(11,689)	—	—
Debt-related legal advice	—	—	(87,993)
RFC guarantee placement	—	—	(7,500)
Total Other inflows (outflows) Financing activities	(73,869)	11,405	(463,766)
(c)Dividends:

	For the year ended at December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$

Latam Airlines Group S.A.	(174,549)	—	—
Transportes Aéreos del Mercosur S.A. (*)	(289)	—	—
Total dividends paid	(174,838)	—	—

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows				Non cash-Flow Movements
	As of December 31, 2023	Obtainment	Payment			Interest accrued and others	As of December 31, 2024
		Capital (*)	Capital (**)	Interests	Other flow
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,029,434	—	(1,089,000)	(167,026)	—	226,592	—
Guaranteed obligations	303,922	99,000	(28,938)	(19,908)	—	19,967	374,043
Other guaranteed obligations	430,350	272,112	(330,870)	(39,066)	—	42,225	374,751
Obligation with the public	1,302,838	1,378,948	(450,000)	(156,862)	(10,870)	175,249	2,239,303
Financial leases	901,546	—	(105,734)	(46,596)	—	50,557	799,773
Other loans	104	—	—	—	—	(104)	—
Lease liability	2,967,994	—	(344,038)	(288,176)	—	1,026,801	3,362,581
Total Obligations with financial institutions	6,936,188	1,750,060	(2,348,580)	(717,634)	(10,870)	1,541,287	7,150,451

		Cash flows				Non cash-Flow Movements
	As of December 31, 2022	Obtainment	Payment			Extinguishment of debt under Chapter 11	Interest accrued and others	Reclassifications	As of December 31, 2023
		Capital (*)	Capital (**)	Interests	Legal advices related to debt
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,385,995	—	(81,952)	(153,791)	—	—	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	—	(19,726)	(20,309)	—	—	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	—	(56,519)	(42,283)	—	—	43,037	11,811	430,350
Obligation with the public	1,289,799	—	—	(155,655)	—	—	168,694	—	1,302,838
Financial leases	1,088,239	—	(183,374)	(48,272)	—	—	58,076	(13,123)	901,546
Other loans	2,028	—	(434)	—	—	—	(70)	(1,420)	104
Lease liability	2,216,454	—	(225,358)	(173,924)	—	—	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	—	(567,363)	(594,234)	—	—	1,630,517	(314,612)	6,936,188

		Cash flows				Extinguishment of debt under Chapter 11	Non cash-Flow Movements
	As of December 31, 2021	Obtainment	Payment				Interest accrued and others (****)	Reclassifications	As of December 31, 2022
		Capital	Capital (**)	Interests	Transaction cost
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Loans to exporters	159,161	—	—	—	—	(161,975)	2,814	—	—
Bank loans	521,838	982,425	(36,466)	(10,420)	—	(196,619)	128,077	(2,840)	1,385,995
Guaranteed obligations	510,535	—	(18,136)	(13,253)	(25)	—	13,882	(167,942)	325,061
Other guaranteed obligations	2,725,422	3,658,690	(5,408,540)	(391,639)	(91,247)	(381,018)	339,475	23,161	474,304
Obligation with the public	2,253,198	1,109,750	(1,501,739)	(17,499)	—	(843,950)	148,703	141,336	1,289,799
Financial leases	1,189,182	—	(270,734)	(34,201)	—	(37,630)	37,211	204,411	1,088,239
Other loans	76,508	1,467,035	(1,523,798)	(5,628)	3,281	(56,176)	40,806	—	2,028
Lease liability	2,960,638	—	(131,917)	(49,076)	(2)	(995,888)	492,592	(59,893)	2,216,454
Total Obligations with financial institutions	10,396,482	7,217,900	(8,891,330)	(521,716)	(87,993)	(2,673,256)	1,203,560	138,233	6,781,880
(*) During the year 2024 the Company obtained ThUS$1,750,060 amounts from long-term loans. For the year 2023, the Company did not obtain financing. During the year 2022, the Company obtained ThUS$2,361,875 amounts from long-term loans and ThUS$4,856,025 amounts from short-term loans, totaling ThUS$7,217,900.

(**) As of December 31, 2024, under the cash flows from financing activities are presented loan repayments of ThUS$2,004,542 and payments of lease liabilities of ThUS$344,038 (ThUS$342,005 and ThUS$225,358, respectively as of December 31, 2023, ThUS$(8,759,413) and ThUS$(131,917), respectively as of December 31, 2022).

(***) As a result of the exit from Chapter 11, Bank Loans decreased mainly by ThUS$297,161, related to the cancellation of the claim of TAM Linhas Aéreas S.A., which was pending resolution upon exit from the Chapter 11 process and which was compensated during 2023 with a fund delivered to an agent as restricted advances made in November 2022.

Below are the details obtained (payments) of flows related to financing:

	For the year ended December 31,
	2024			2023			2022
	Capital raising	Payments		Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft financing	99,000	(198,774)	(69,249)	—	(251,388)	(76,497)	—	(331,292)	(52,088)
Lease liability	—	(344,038)	(288,176)	—	(225,358)	(173,924)	—	(131,917)	(49,076)
Non-aircraft financing	1,651,060	(1,805,768)	(360,209)	—	(90,617)	(343,813)	7,217,900	(8,428,121)	(420,553)
Total obligations with Financial institutions	1,750,060	(2,348,580)	(717,634)	—	(567,363)	(594,234)	7,217,900	(8,891,330)	(521,717)

(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment.

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Increases (payments)	(219,010)	(142,782)	(23,118)
Recoveries	34,379	215,362	3,037
Total cash flows	(184,631)	72,580	(20,081)

(f)Additions of property, plant and equipment and Intangibles

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	1,325,463	795,787	780,538
Additions associated with maintenance	358,475	337,126	486,231
Other additions	966,988	458,661	294,307
Purchases of intangible assets	94,412	68,052	50,116
Other additions	94,412	68,052	50,116

(g)The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	6,256	(47,569)	(36,701)
Net cash flows from (used in) investment activities	819	3,661	(146)
Net cash flows from (used in) financing activities	—	—	7,703
Effects of variation in the exchange rate on cash and cash equivalents	(7,075)	43,908	29,144
Net increase (decrease) in cash and cash equivalents	—	—	—
(h)Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$246,429 (ThUS$294,549 as of December 31, 2023 and ThUS$149,142 as of December 31, 2022).

(i) Payments of loans to related entities:

	For the year ended December 31,
	2024	2023	2022
	ThUS$	ThUS$	ThUS$
Delta Air Lines, Inc.	—	—	(78,947)
Qatar Airways	—	—	(78,947)
Costa Verde Aeronautica S.A.	—	—	(257,533)
Lozuy S.A.	—	—	(107,122)
QA Investments Ltd	—	—	(242,967)
QA Investments 2 Ltd	—	—	(242,967)
Payments of loans to related entities	—	—	(1,008,483)

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS
The Company’s Board of Directors agreed to submit for approval in an Extraordinary Shareholders' Meeting, to be held on March 17 , 2025, the creation a program for the acquisition of shares issued by the Company in accordance with Law No. 18,046 on Corporations as well as the establishment the maximum amount or percentage to be acquired, the objective and duration of the Share Repurchase Program and set the minimum and maximum price to be paid for the respective shares or delegate to the Board of Directors the power to set said price.
On February 28, 2025, Standard & Poor’s upgraded LATAM Airlines Group S.A.'s international credit rating from BB- to BB, with a stable outlook.
After December 31, 2024 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2024, have been approved in the Extraordinary Session of the Board of Directors on January 30, 2025. Further, the amendments to this note to include the subsequent events listed, have been approved in the Extraordinary Session of the Board of Directors on March, 13th, 2025.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2025	LATAM AIRLINES GROUP S.A.

	By:	/s/ Roberto Alvo Milosawlewitsch
	Name:	Roberto Alvo Milosawlewitsch
	Title:	LATAM Airlines Group CEO
143