Form 20-F
period 2025-12-31
LATAM AIRLINES GROUP S.A.
filed 2026-03-05
CIK 1047716

As filed with the Securities and Exchange Commission on March 4, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Las Condes
Santiago, Chile
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 2,000 shares of Common Stock, without par value	“LTM”	New York Stock Exchange

Common Stock, without par value*	“LTM”	Santiago Stock Exchange
* Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange. Each ADS represents the right to receive 2,000 shares of common stock, without par value, and the ADSs are registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form F-6 (File No. 333-280864). Accordingly, the ADSs are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 574,215,983,709.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of large accelerated filer, "accelerated filer," and emerging growth company" in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
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
In this annual report on Form 20-F, unless the context otherwise requires, references to “TAM” are to TAM S.A., and its consolidated affiliates, including TAM Linhas Aereas S.A. (“TLA”), which does business under the name “LATAM Airlines Brazil,” Fidelidade Viagens e Turismo Limited (“TAM Viagens”) and Transportes Aéreos Del Mercosur S.A. (“TAM Mercosur”).
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

In this annual report on Form 20-F, all references to “Chile” are references to the Republic of Chile. This annual report on Form 20-F contains conversions of certain Chilean peso and Brazilian real amounts into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso and the Brazilian real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless we specify otherwise, all references to “$,” “US$,” “U.S. dollars” or “dollars” are to United States dollars, and references to “pesos,” “Chilean pesos” or “Ch$” are to Chilean pesos. References to “real,” “Brazilian real” or “R$” are to the Brazilian real, and references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this annual report and in our audited consolidated financial statements is based on the “dólar observado” or “observed” exchange rate from the Banco Central de Chile (the “Central Bank of Chile”) for December 31, 2025, which was Ch$911.11 = US$1.00. The observed exchange rate on March 2, 2026, was Ch$871.41 = US$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian real used in this annual report on Form 20-F and in our audited consolidated financial statements is based on the average “bid and offer rate” published by Banco Central do Brasil (the “Central Bank of Brazil”) on December 31, 2025, which was R$5.50 = US$1.00. The observed exchange rate on March 2, 2026, was R$5.17 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean peso or Brazilian real. Unless we indicate otherwise, the Chilean peso equivalent for information in UF used in this annual report on Form 20-F and in our audited consolidated financial statements is based on the UF rate published by Central Bank of Chile on December 31, 2025, which was Ch$39,727.96 = UF1.00 or US$43.60 = UF1.00 (based on an exchange rate of Ch$911.11 = US$1.00).
v

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts, each representing 2,000 shares of Common Stock, that were relisted on the New York Stock Exchange (“NYSE”) on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 restructuring process (“Chapter 11”). The relisting occurred following the pricing of a public secondary offering by certain of LATAM’s shareholders to sell 19,000,000 ADSs at a price of US$24.00 per ADS (the “re-IPO”). The ADSs trade on the NYSE under the ticker symbol “LTM.” On August 28, 2024, 1,773,026 additional ADSs were sold by the Company’s shareholders pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders. For further information on the relisting and subsequent offering of our common stock and ADSs, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”
We have rounded percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this annual report on Form 20-F for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
LATAM’s audited consolidated financial statements for the periods ended December 31, 2025, 2024 and 2023 were prepared in accordance with IFRS Accounting Standards.
This annual report on Form 20-F contains certain terms that may be unfamiliar to some readers. You can find a glossary of these terms on page ix of this annual report on Form 20-F.

Impact of Hyper-Inflationary Accounting in Argentina in 2025

For the year ended December 31, 2025, LATAM Airlines Argentina continued to operate in a hyper-inflationary economic environment, as defined by IAS 29, due to the cumulative inflation rate exceeding 100% over the prior three years. As a result, the financial statements of LATAM Airlines Argentina were prepared in accordance with IAS 29, which requires the restatement of non-monetary items, income and expenses, and equity to reflect the effects of inflation, using the Argentine CPI published by INDEC. The application of IAS 29 resulted in adjustments to the carrying amounts of assets and liabilities, as well as the recognition of a net monetary gain or loss in the statement of profit or loss. These adjustments are intended to present the financial information in terms of the measuring unit current at the end of the reporting period, thereby providing more meaningful information to users of the financial statements. The impact of hyper-inflationary accounting is disclosed in Note 2 to our audited consolidated financial statements for the year ended December 31, 2025.

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “forecast” or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:
•conflicting interests among our major shareholders;
•the factors described in “Item 3. Key Information—Risk Factors;”
•our ability to service our debt and fund our working capital requirements and capital expenditure requirements;
•demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;
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
•the impact of changes in immigration policies and import tariffs;
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
•increases in interest rates;

•changes in regulations, including regulations related to access to routes in which the group operates and environmental regulations;
•increased risks related to cybersecurity threats and data privacy;
• heightened geopolitical instability and its impact on global travel and supply chains; and
• other risks and uncertainties, including those described from time to time in our filings with the U.S. Securities and Exchange Commission.
Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether in light of new information or future events. You should also read carefully the risk factors described in “Item 3. Key Information—Risk Factors.”

GLOSSARY OF TERMS
The following terms, as used in this annual report on Form 20-F, have the meanings set forth below.

Consolidated Affiliates of LATAM:

“ABSA or LATAM Cargo Brazil”	Aerolinhas Brasileiras S.A., incorporated in Brazil.

“LANCO” or "LATAM Cargo Colombia”	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.

“LATAM Airlines Argentina”	LAN Argentina S.A., incorporated in Argentina.

“LATAM Airlines Brazil” or “TLA”	TAM Linhas Aéreas S.A., incorporated in Brazil.

“LATAM Airlines Chile”	Transporte Aéreo S.A., incorporated in Chile.

“LATAM Airlines Paraguay”	Transporte Aéreos del Mercosur S.A., incorporated in Paraguay.

“LATAM Airlines Colombia”	Aerovías de Integración Regional S.A., incorporated in Colombia.

“LATAM Airlines Ecuador”	LATAM-Airlines Ecuador S.A. (f/k/a Aerolane Líneas Aéreas Nacionales del Ecuador S.A.), incorporated in Ecuador.

“LATAM Airlines Peru”	LATAM Airlines Perú S.A. (f/k/a LAN Perú S.A.), incorporated in Perú.

“LATAM Cargo”	LAN Cargo S.A., incorporated in Chile.

“TAM”	TAM S.A., incorporated in Brazil.

Capacity Measurements:

“available seat kilometers” or “ASKs”	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.

“available ton kilometers” or “ATKs”	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.

Traffic Measurements:

“revenue passenger kilometers” or “RPKs”	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.

“revenue ton kilometers” or “RTKs”	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.

Yield Measurements:

“cargo yield”	Revenue from cargo operations divided by RTKs.

“passenger yield”	Revenue from passenger operations divided by RPKs.

Load Factors:

“cargo load factor”	RTKs expressed as a percentage of ATKs.

“passenger load factor”	RPKs expressed as a percentage of ASKs.

Other:

“Airbus A320-Family Aircraft”	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.

“m²”	Square meters.

“SAF”	Sustainable Aviation Fuel.

“ton”	A metric ton, equivalent to 2,204.6 pounds.

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

PART I
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors
Not applicable.
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE
A. Offer Statistics

Not applicable.

B. Method and Expected Timetable
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
•The group depends on strategic alliances, commercial relationships and regulatory approvals, and its business could be adversely affected if any of these are disrupted or unattainable.
•A failure to successfully implement the group’s strategy or a failure to adjust such strategy to the economic situation would harm the group’s business.
•LATAM group may experience difficulty finding, training and retaining employees, which can lead to increased costs and impair our ability to execute strategy and implement operational initiatives.

Safety & Operational Risks
•We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM group flies and depends mainly on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.
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

Our business, financial condition and results of operations could be adversely affected by high levels of competition within the industry, particularly the entrance of new competitors into the markets in which the group operates, and the potential implementation of aggressive pricing strategies by competitors. Airlines compete primarily over fare levels, frequency and dependability of service, brand recognition, passenger amenities (such as airline loyalty programs) and the availability and convenience of other passenger or cargo services. New and existing airlines (and companies providing ground cargo or passenger transportation) could enter our markets and compete with us on any of these bases, including by offering lower prices, more attractive services or increasing their route offerings in an effort to gain greater market share. For more information regarding our main competitors, see “Item 4. Information of the Company—B. Business Overview—Passenger Operations—International Passenger Operations” and “Item 4. Information of the Company—B. Business Overview—Passenger Operations—Business Model for Domestic Operations.”

Low-cost carriers have an important impact on the industry’s revenues given their low unit costs. Lower costs allow low-cost carriers to offer inexpensive fares which, in turn, allow price-sensitive customers to fly or to shift from legacy carriers to low-cost carriers. In past years, we have seen interest in the development of the low-cost model throughout Latin America. For example, Sky Airline and JetSmart are main competitors in the Chilean and Peruvian markets and both have low-cost business models. In 2024, JetSmart further expanded its footprint in the region by entering the domestic market in Colombia, a step forward in its growth strategy, and intensifying competition with local carriers. Avianca has also adapted its business model by incorporating elements of a low-cost carrier, while retaining its network, loyalty program and strategic partnerships. Additionally, some airlines have pursued strategies of consolidation through alliances or mergers with legacy carriers. Examples include the creation of Abra Group (a partnership between Avianca and Gol) and the American Airlines acquisition of a minority stake in JetSmart in December 2022.

In the cargo business, companies such as Maersk, CMA CGM, and MSC have expanded into air transportation, partly due to the COVID-19 pandemic and the scarcity of containers. CMA CGM and Air France-KLM officially launched their long-term strategic air cargo partnership in April 2023, combining their complementary cargo networks and freighter capacity. However, this partnership was terminated by mutual agreement in January 2024, without changes to CMA CGM’s 9% stake in Air France-KLM. Additionally, MSC Air Cargo commenced operations in December 2022, with flights operated by Atlas Air. More recently, the acquisition of DB Schenker by global logistics provider DSV has further increased consolidation in the global freight forwarding and air cargo markets. These consolidations, mergers, or new alliances might continue to appear, increasing the concentration and levels of competition.

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

Furthermore, airlines must use their slots regularly and promptly, or they risk losing them to other carriers. If slots or other airport resources are unavailable or restricted in any way, we may need to modify schedules, alter routes, or reduce aircraft utilization. It is also possible that aviation authorities in the countries where our group operates may change the rules for assigning takeoff and landing slots. An example of this is the São Paulo airport (Congonhas), where slots previously operated by Avianca Brazil were reassigned primarily to Azul in 2019, after the Brazilian National Civil

Aviation Agency (Agência Nacional de Aviação Civil , or the “Brazilian ANAC”) approved new rules for slot distribution. Likewise, on June 7, 2022, Brazilian ANAC passed Resolution No. 682, by which the Brazilian ANAC approved new regulation for airport coordination and defined the rules for allocating and monitoring the use of airport infrastructure through the use of slots (e.g., coordination of arrival and departure times) at coordinated airports. It also updated the parameters applicable to the airports of Congonhas, Guarulhos (Governador André Franco Montoro International Airport), Rio de Janeiro (Santos Dumont Airport), Recife (Gilberto Freyre International Airport) and Pampulha (Carlos Drummond de Andrade Airport). The occurrence of any of these scenarios involving LATAM group operations could have a negative financial impact on our business.

In October 2023, LATAM and JetSmart disputed the allocation of frequencies on the Santiago to Lima route. During a public bidding process conducted by the Chilean Civil Aviation Administration (Junta de Aeronáutica Civil, or
“JAC”), LATAM secured 10 out of 13 available frequencies, while Sky Airline obtained the remaining three. JetSmart, which previously operated 14 frequencies on this route, lost nine of them in the bidding. JetSmart criticized the process, arguing that the allocation favored airlines with dominant market positions and raised concerns about potential frequency hoarding. In response, LATAM contended that JetSmart’s failure to secure frequencies was due to its own strategic choices and not the bidding mechanism. The dispute was brought by JetSmart to the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia, or “TDLC”), which, in January 2025, concluded that the bidding process did not violate antitrust laws and adhered to existing regulations.

Moreover, we cannot guarantee that airports without current restrictions will not implement restrictions in the future, or that existing restrictions will not become more burdensome. These restrictions may limit our ability to continue providing services or expanding our operations at these airports.

The group depends on strategic alliances, commercial relationships and regulatory approvals and its business could be adversely affected if any of these are disrupted or unattainable.

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

As of December 31, 2025, approximately 47% of the group’s employees, including administrative personnel, cabin crew, flight attendants, pilots and maintenance technicians are members of unions and have contracts and collective bargaining agreements which expire on a regular basis. The business, financial condition and results of operations could be materially adversely affected by a failure to reach agreement with any labor union representing such employees or by an agreement with a labor union that contains terms that are not in line with expectations or that prevent the group from competing effectively with other airlines. For further information regarding the unions representing employees in each country in which the group operates and where we have established collective bargaining agreements, see “Item 6. Directors, Senior Management and Employees—D. Employees—Labor Relations.”

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

Actions by LATAM group employees, in addition to labor disputes involving third-party employees could impact our operations. For instance:

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

On November 15, 2024, Chile’s Dirección General de Aviación Civil (“CDGAC”) employees initiated an indefinite nationwide strike over unpaid bonuses. The strike lasted three days before negotiations resumed, causing widespread delays and cancellations across Chilean airports. The disruption significantly impacted flight operations and emphasized ongoing labor disputes in the region.

On November 12, 2025, one of LATAM’s pilots’ unions in Chile approved a strike by a 97% majority vote in the context of negotiations regarding compensation levels. On November 19, 2025, LATAM group and the union reached an agreement that ended the strike. The operational impact was limited and temporary.

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

Generally, a key element of our strategy is to maintain a high daily aircraft utilization rate. High daily aircraft utilization allows us to maximize the amount of revenue we generate from our aircraft and absorb the fixed costs associated with our fleet and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to increase the average hours flown per day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including air traffic and airport congestion, adverse weather conditions, unanticipated maintenance and delays by third-party service providers relating to matters such as fueling, catering and ground handling. If aircraft fall behind schedule, the resulting delays could cause a disruption in our operating performance and have a financial impact on our results.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.

Higher jet fuel prices could have a materially adverse effect on our business, financial condition and results of operations. Jet fuel costs have historically accounted for a significant amount of our operating expenses, and accounted for 31.3% of our total costs of sales in 2025. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Risk of Fluctuations in Fuel Prices.” Both the cost and availability of fuel are subject to many economic and political factors and events that we can neither control nor predict, including international political and economic circumstances such as the political instability in major oil-exporting countries.

Any fuel supply shortage could result in higher fuel prices or reductions in scheduled airline services. In August 2024, an electrical failure at Ecopetrol (Colombia’s state-owned company) refinery in Cartagena caused a significant aviation fuel shortage. This specific event led to operational challenges, including flight cancellations at major airports, as airlines struggled to manage the reduced supply. Ecopetrol implemented contingency measures to address this shortage, including importing aviation fuel, but supply constraints persisted for weeks, underscoring the vulnerability of airline operations to such disruptions.

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

The group’s cargo demand, especially from Latin American exporters, is concentrated in a small number of product categories, such as exports of fish, shellfish and fruit from Chile, asparagus from Peru and fresh flowers from Ecuador and Colombia. Similarly, import markets play a key role in our cargo operations, with demand for products such as manufactured goods, auto parts, pharmaceuticals and technology equipment driving inbound cargo traffic into Latin America.

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

A large portion of the aircraft fleet is subject to long-term leases, including operating leases and financial leases. These leases typically run from eight to 12 years from the date of execution. We may face more competition for, or a limited supply of leased aircraft, making it difficult to negotiate on competitive terms upon expiration of the current leases or to lease additional capacity required for the targeted level of operations. If we are forced to pay higher lease rates, whether for operating or financial leases, in the future to maintain our capacity and the number of aircraft in the fleet, our profitability could be adversely affected.

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

Labor costs constitute a significant percentage of our total cost of sales (16.0% in 2025) and at times in our operating history we have experienced pressure to increase wages and benefits for our employees. A significant increase in our labor costs could result in a material reduction in our earnings.

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

We face reputational risks related to misinformation and disinformation.

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

Safety & Operational Risks

We depend on a limited number of suppliers for certain aircraft and engine parts. LATAM group flies and depends mainly on Airbus and Boeing aircraft, and our business could be adversely affected if we do not receive timely deliveries of aircraft, if aircraft from these suppliers become unavailable or if the public develops a negative perception of the aircraft we use in our operations.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. As a result, we are vulnerable to problems associated with the supply of those aircraft, parts and engines, including design defects, mechanical problems, contractual performance by the suppliers, or adverse perception by the public that would result in unscheduled maintenance requirements, in customer avoidance or in actions by the aviation authorities resulting in an inability to operate our aircraft. In 2025, LATAM group’s main suppliers were aircraft manufacturers Airbus and Boeing.

In addition to Airbus and Boeing, LATAM group has a number of other suppliers, primarily related to aircraft accessories, spare parts and components, including Pratt & Whitney Canada, MTU Maintenance, Rolls-Royce, General Electric Commercial Aviation Services Ltd., General Electric Celma, General Electric Engines Service, CMF International and Honeywell, among others. LATAM also entered into an agreement with Embraer S.A. to acquire up to 74 E195-E2 aircraft—24 firm orders and 50 purchase options—with deliveries beginning in the fourth quarter of 2026. This new fleet is part of a long-term plan to expand connectivity for our affiliates in underserved regional markets with growth potential. The E195-E2 is expected to bring greater efficiency and enhanced operational flexibility.

As of December 31, 2025, LATAM group had a total fleet of 294 Airbus and 57 Boeing aircraft (one of these aircraft are non-current assets classified as held for sale). Risks relating to Airbus, Boeing and Embraer include:

•our failure or inability to obtain Airbus, Boeing and Embraer aircraft, parts or related support services on a timely basis because of high demand, aircraft delivery backlog or other factors;

•the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;
•the issuance by the Chilean or other aviation authorities of directives restricting or prohibiting the use of our Airbus, Boeing and Embraer aircraft, or requiring time-consuming inspections and maintenance;
•adverse public perception of a manufacturer as a result of safety concerns, negative publicity or other problems, whether real or perceived, in the event of an accident;
•delays between the time we realize the need for new aircraft and the time it takes us to arrange for Airbus, Boeing and Embraer or for a third-party provider to deliver this aircraft; or
•the delay, for any reason, to conclude cabin upgrade projects that could result in aircraft unavailability for a certain period of time.

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

On July 25, 2023, Pratt & Whitney disclosed a powder metal contamination issue affecting PW1100 GTF engines, which power Airbus Neo Family Aircraft. Since such announcement, the number of affected Airbus Neo Family Aircraft within our fleet has represented a limited portion of our total fleet. As of December 31, 2025, LATAM group had 13 Airbus Neo Family Aircraft on the ground, representing approximately 3.5% of our total fleet, as a result of required inspections and related engine removals associated with this matter. These operational disruptions resulting from engine shortages from Pratt & Whitney, together with any potential reduction in air traffic, could adversely affect our business, operating results and financial condition. Our business could also be materially adversely affected if passengers avoid flying on our aircraft due to adverse perceptions of aircraft manufacturing, whether because of safety concerns or other problems, real or perceived, or in the event of an accident involving such aircraft or their engines.

Additionally, in 2024 Rolls-Royce experienced delays in the maintenance of the engines used for the Boeing 787-9 aircraft. These delays intensified the operational challenges faced by airlines, including LATAM group, as we navigated the disruptions caused by engine shortages.

As of December 31, 2025, LATAM has found support from both Pratt & Whitney and Rolls-Royce, who, together with the company, continue exploring solutions to the abovementioned mechanical difficulties.

While LATAM is currently addressing the abovementioned mechanical difficulties with the support from both Pratt & Whitney and Rolls-Royce, the occurrence of any one or more of the abovementioned factors could restrict our ability to use aircraft to generate profits, respond to increased demands, or could otherwise limit our operations and adversely affect our business.

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

On November 18, 2022, LATAM Airlines Peru reported that during the take-off of flight LA 2213 at Lima’s Jorge Chávez International Airport a fire truck entered the runway while performing an emergency drill and collided with its aircraft. Authorities subsequently confirmed fatalities of three firefighters who were in the fire truck that struck the aircraft. There were no fatalities among the 102 passengers and six crew members of the aircraft. According to the final report of the Aviation Accidents Investigation Commission (Comisión de Investigación de Accidentes de Aviación, “CIAA”) issued in September 2023, this chain of events was originated by the airport operator’s inadequate planning and coordination, as well as the failure to use the communication and International Civil Aviation Organization (“ICAO”) standardized phraseology. The aircraft damage from this event was covered by LATAM’s insurance policies.

Similarly, on March 11, 2024, LATAM experienced an incident involving flight LA800, which operated from Sydney to Auckland. The Boeing 787-9 aircraft encountered a severe technical difficulty approximately an hour before landing, resulting in an abrupt drop in altitude. This unexpected movement led to injuries among 10 passengers and three crew members. There were no fatalities among the 263 passengers and nine crew members of the aircraft. The incident was caused by a technical issue within the aircraft, which a later investigation suggested was caused by a flight attendant who might have inadvertently activated a switch on a cockpit seat. The Company has since been working closely with aviation safety authorities to prevent future occurrences. LATAM’s insurance policies covered the medical treatment of the injured passengers and crew, and the repair costs associated with the incident.

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

At Santiago’s Arturo Merino Benítez International Airport, the concessionaire completed the remodeling and expansion of the domestic terminal in September 2025, increasing capacity and improving facilities. While this modernization is expected to enhance airport capacity and passenger experience, large-scale infrastructure projects can involve shifts in operations and reconfiguration of facilities that may result in operational challenges. In addition, infrastructure improvement works planned for 2026 will require alternating the use of the airport’s two runways, resulting in only one runway being available for an extended period between April and August 2026; operating with limited runway capacity could constrain runway throughput, potentially leading to delays, schedule adjustments or other operational limitations.

The renovation and expansion of Diego Aracena International Airport in Iquique, Chile, including significant enlargement of the passenger terminal, has been completed, and Chacalluta International Airport in Arica concluded its renovation and expansion in December 2024.

As part of Chile’s broader Plan Aeropuertos 2025-2030, the government plans to invest in the improvement and expansion of airport infrastructure across the country, including terminal and runway upgrades, equipment modernization and capacity enhancements at multiple regional airports, with total investments in the billions of dollars over the coming years. Projects under this plan include a major terminal expansion and other works at Balmaceda Airport, which is under construction and expected to begin operations in the first half of 2027, and improvements to other regional infrastructure to strengthen connectivity and capacity.

In Peru, several regional airports have faced infrastructure challenges related to runway conditions that have resulted in temporary suspensions of operations or limited service, affecting connectivity. Rehabilitation and maintenance works, including runway resurfacing and technical interventions, have been implemented or are planned, and broader modernization projects are subject to ongoing planning and contracting processes that could extend into 2026 or beyond.

Brazilian airports, including Brasília and São Paulo (Guarulhos) International Airports, are also subject to infrastructure capacity constraints and modernization requirements. Significant investments in airport infrastructure are projected through at least 2029, including expansion of taxiways, additional piers and apron enhancements, and other works that may involve simultaneous construction activity and could result in temporary restrictions or operational limitations, which, in turn, may affect our access to slots or our ability to maintain or increase capacity at certain airports.

While LATAM group is closely coordinating with and supporting the airport concessionaires, any delays in the completion of the ongoing remodeling or expansion works of any of the airports indicated above would materially adversely affect our operations.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, weather conditions and natural disasters, war or terrorist attacks.

Demand for air transportation may be adversely impacted by exogenous events, such as epidemics (such as Ebola and Zika) and pandemics (such as the COVID-19 pandemic), terrorist attacks, war or political and social instability,including localized security conditions or criminal violence in certain countries in which we operate, such as Mexico. Increasing geopolitical tensions and hostilities in connection with the conflict in Ukraine, and in the Middle East (including Iran and Israel), and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide oil prices and demand, cause turmoil in the global financial system and negatively impact air travel. Situations such as these could have a material impact on the business, financial condition and results of operations.

In addition to the foregoing, recent global geopolitical fragmentation and shifting security dynamics could affect the airline industry and our business. Intensifying strategic competition between major powers, evolving trade restrictions, and regional security tensions have the potential to influence global trade flows, regulatory environments, fuel markets and consumer confidence, any of which could affect demand for air transportation and air cargo services. While broader geopolitical fragmentation, such as U.S.–China trade tensions, has not had a material adverse direct impact on our business to date, these developments remain a risk factor that we monitor closely.

For example, in late 2025 and early 2026, a safety advisory issued by the U.S. Federal Aviation Administration (FAA) regarding heightened military activity and deteriorating security conditions in Venezuelan airspace led several international carriers to suspend flights into and out of Venezuela as a precaution. Several airlines, including Copa Airlines, extended suspension of flights in and out of Caracas following the FAA advisory urging operators to “extreme caution” when transiting the Region of Flight Information of Maiquetía (FIR Maiquetía) due to deterioration of safety conditions.

The Venezuelan aviation authority subsequently revoked operating permits for six international airlines, including Latam Colombia, TAP Air Portugal, Iberia, Avianca, Turkish Airlines and GOL, after those carriers did not resume services within the deadline set by Venezuelan authorities.

Such regulatory and security developments demonstrate how geopolitical tensions and associated advisories can alter airline operations, access to airspace and route planning. Prolonged or expanded geopolitical fragmentation, regional disputes or emergent security concerns could dampen global economic growth, reduce consumer demand for air travel, increase fuel price volatility, increase compliance costs or disrupt operational networks, which could negatively affect our operations, financial condition and results of operations.

Revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timelines of flight departures and arrivals. During periods of fog, ice, low temperatures, storms or other adverse weather conditions or natural disasters outside of our control, some or all of our flights may be cancelled or significantly delayed, affecting and disrupting our operations and reducing profitability. Increases in the frequency, severity or duration of thunderstorms, hurricanes, typhoons, floods or other severe weather events, including from changes in the global climate and rising global temperatures, could result in increases in delays and cancellations, turbulence-related injuries and fuel consumption to avoid such weather, any of which could result in loss of revenue and higher costs. For example, in 2022, a LATAM aircraft was severely damaged after flying through stormy weather on approach to Asuncion Airport in Paraguay, and was required to make an emergency landing. In October 2023, there were significant delays and cancellations due to strong weather conditions in Guarulhos airport, Brazil. Likewise, in February 2024, forest fires in Chile affecting the Valparaiso Region and La Araucanía Region impacted LATAM’s operations at the Arturo Merino Benitez International Airport and at La Araucanía International Airport, respectively, delaying flights and increasing operational costs derived from certain commercial flexibility measures granted to passengers affected by the fires. Similar events in the future may have an adverse effect on our revenues and results of operations

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

Furthermore, in light of the rise of generative artificial intelligence (“AI”) technology, , such systems may not only create deceptive or harmful content, such as deepfakes or misinformation, but may also be used to enhance cyberattacks, facilitate unauthorized access to systems, or exploit vulnerabilities in digital infrastructure. The misuse or malicious application of generative AI could increase cybersecurity risks, disrupt operations, compromise sensitive data, and adversely affect our business and reputation.

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

According to S&P, as of December 31, 2025, long term local currency ratings of the countries where LATAM group operates in South America are as follows: Ecuador B- (stable outlook), Peru BBB (stable outlook), Colombia BB+ (negative outlook), Chile A+ (stable outlook) and Brazil BB (stable outlook). Similarly, S&P has long-term foreign currency ratings for the following countries: Ecuador B- (negative outlook), Peru BBB- (stable outlook), Colombia BB (negative outlook), Chile A (stable outlook) and Brazil BB (stable outlook).

Because we rely on a limited number of critical technology providers for reservation and distribution systems, any disruption in their operations or services could materially affect our ability to process bookings and distribute content to travel agencies.

LATAM cannot ensure that any country will not experience similar adverse developments in the future or that the current or any future administration will maintain business-friendly and open market economic policies or policies that stimulate economic growth and social stability.

Latin American governments have exercised and continue to exercise significant influence over their economies.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases in wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies (including tax increases and retroactive tax oversight). For example, the Brazilian government’s actions to control inflation and implement other policies have involved wage and price controls, depreciation of the real, restrictions on remittance, and intervention by the Central Bank to affect base interest rates.

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

In Peru, on December 7, 2022, President Pedro Castillo announced the dissolution of the congress and called for new elections to be held immediately, provoking an attempted coup d’état. Subsequently, he was removed from office and arrested. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. Dina Boluarte was the sixth president that Peru had since 2018. However, Boluarte herself was removed from office on October 10, 2025, after Congress declared her “morally unfit” amid corruption scandals and a surge in violent crime. She was replaced by José Enrique Jerí Oré, then President of Congress, who will serve as interim president until July 2026, when the original term ends. This marks the seventh change of president in nine years, underscoring Peru’s ongoing political instability. None of Boluarte’s five predecessors in office managed to complete the five-year term established by the Constitution and several former presidents are in prison or prosecuted in judicial proceedings.

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

Chile held presidential elections in November and December 2025, in which right-wing candidate José Antonio Kast won the presidency with a vast majority representing approximately 58% of the votes. The current president, Gabriel Boric, who has held office since 2022, is expected to remain in office until transferring the presidency to President-elect Kast, scheduled for March 11, 2026. Kast, a conservative political figure, has stated that his administration intends to reactivate the Chilean economy through pro-investment measures, including reducing corporate tax. There can be no assurance that the political transition or the policy changes proposed by the incoming Chilean administration will not adversely affect our business, operating results and financial condition in Chile.

In Ecuador, Guillermo Lasso was elected as President in 2021, for the 2021-2025 period. On May 16, 2023, following the media exposure of the “Encuentro Case,” which revealed the connections between the Lasso government and certain members of the Albanian mafia, the National Assembly initiated an impeachment process against President Lasso, for embezzlement. However, the next day, Guillermo Lasso issued an executive decree (Decreto Ejecutivo 741), which ordered the dissolution of the National Assembly and called for extraordinary presidential and legislative elections to complete the period. On October 15, 2023, Daniel Noboa was elected as an interim president of the Republic of Ecuador the remainder of the mandate,serving from November 2023 until May 24, 2024. He became the youngest president elected by popular vote in the history of the country at 35 years of age, and the second youngest president in the country’s history. In April 2025, Noboa was reelected for a full four-year term and began his second presidency on May 24, 2025, which is expected to end in 2029.

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

On November 19, 2023, Javier Milei was elected president of the Republic of Argentina for a period of four years. Javier Milei is a right-wing politician and economist, who has proposed a comprehensive overhaul of the country’s fiscal and structural policies (among others, to dollarize the economy, privatize state public companies, remove subsidies on public utilities and close the Argentine Central Bank of Argentina). The Argentine Executive Branch has enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regularize the economy. In addition, on June 28, 2024, the Argentine Congress approved Law No. 27,742 (the “Ley de Bases”) which (i) declared a public emergency for one year in administrative, economic, financial, and energy matters; (ii) delegated a series of legislative powers to the Argentine Executive Branch for the same period; and (iii) provided for a series of legal, institutional and tax reforms affecting various sectors of the economy. Since taking office, the administration has faced a challenging economic environment. High inflation, persistent fiscal deficits, low investment levels, high unemployment and informal employment rates, and currency depreciation continue to weigh on the economy. In addition, social unrest, strikes, and potential shortages of electricity and natural gas may adversely affect industrial activity and domestic consumption.

Political uncertainty also remains a key risk factor. On September 7, 2025, mid-term legislative elections in the Province of Buenos Aires resulted in a victory for the opposition, while in the national mid-term legislative elections held on October 26, 2025 “La Libertad Avanza” obtained approximately 40.7% of the national vote for the Chamber of Deputies and 42.0% for the Senate. Following the national elections, Argentine financial markets reacted positively, with the peso appreciating against the U.S. dollar, sovereign bonds rising, and equity indices recording significant gains, reflecting improved investor confidence in the continuity of the administration’s policies. However, there can be no assurance that these conditions will be sustained. Political or social opposition to the government’s reform measures, adverse external developments, or delays in implementing structural policies could reverse these trends and generate volatility in Argentine financial markets, adversely affecting access to international financing, the value of the Argentine peso, and overall economic stability. In addition, the outcome of these elections may lead to changes in government policies that could impact our business. We cannot assure you whether such changes will occur or, if they occur, estimate their timing or potential effects on our operations and financial condition.

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

LATAM group’s operations are affected by environmental regulations at local, national and international levels. These regulations cover, among other things, emissions into the atmosphere, disposal of solid waste and aqueous effluents, aircraft noise and other activities incident to the business. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and adversely affect operations and financial results. In addition, failure to comply with these regulations could adversely affect us in a variety of ways, including adverse effects on the group’s reputation.

In 2016, the ICAO adopted a resolution creating the Carbon Offsetting and Reduction Scheme for International Aviation (“CORSIA”), providing a framework for a global market-based measure to stabilize carbon dioxide (“CO2”) emissions in international civil aviation (i.e., civil aviation flights that depart in one country and arrive in a different country). CORSIA will be implemented in phases, starting with the participation of ICAO member states on a voluntary basis during a pilot phase (from 2021 through 2023), followed by a first phase (from 2024 through 2026) and a second phase (from 2027). Currently, CORSIA focuses on defining standards for monitoring, reporting and verification of emissions from air operators, as well as on defining steps to offset CO2 emissions after 2020. In order to comply with this strategy, we have developed sustainability strategies focused on climate change and we have taken different measures, such as the alliance with the Cataruben foundation in Colombia, with the objectives of offsetting CO2 through reducing deforestation and switching to sustainable agriculture practices, amongst others, thus contributing to improve the communities’ life quality and the protection of biodiversity. In addition, we have other initiatives in place such as the promotion of SAF with local governments and the lean fuel program which seeks to improve fuel efficiency. In addition, frameworks such as the Emissions Trading System, both in the EU and UK (“EU-ETS” and “UK-ETS”), are regulations related to the European market, where airlines have a pre-established amount of CO2 emissions for each year, which are then reduced over time, similar to a “cap and trade” system. Airlines must report and verify emissions related to this scheme and surrender the allocated allowances in time in order to comply. Should operations exceed the maximum allocated emissions, airlines must either acquire more from the market or pay the corresponding fee to the authority.

The proliferation of national regulations and taxes on CO2 emissions in the countries that the group has domestic operations, including environmental regulations that the airline industry is facing in Colombia, where limits on offsetting programs were included in the Tax Reform of 2022, may also affect the cost of operations and the margins.

In addition to regulatory and compliance risks associated with environmental laws and climate policy frameworks, evolving consumer preferences and societal attitudes related to environmental sustainability could, over time, influence demand for air travel. Some consumers, particularly in certain markets, may express greater concern about the environmental impact of aviation and show increased interest in alternative or lower-emission travel options, which could, over the long term, influence travel patterns and demand for air transportation services. Although global air travel demand has continued to grow overall and there is not yet clear evidence of a material decline in demand directly attributable to such trends, these may negatively impact our revenues and results of operations.

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
•tax and social security policies;
•labor regulations;
•energy and water shortages and rationing; and
•other political, social and economic developments in or affecting the United States and South America, particularly in Brazil, Chile and Peru, among others.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Chile, Brazil, Peru, Colombia, the United States and in the various other countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation, results of operations and financial condition.

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

The nature of the business exposes us to litigation relating to labor, insurance and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes. Litigation is inherently costly and unpredictable, making it difficult to accurately estimate the outcome among other matters. Currently, as in the past, we are subject to proceedings or investigations of actual or potential litigation. Although we establish accounting provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually have to pay due to the inherent uncertainties in the estimation process. We cannot assure you that these or other legal proceedings will not materially affect the business. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings” and Note 30 to
our audited consolidated financial statements included in this annual report on Form 20-F.

Rapid technological advancements and digitalization could generate risks in implementation and regulatory control.

Globally, there have been large advances in processes of digitization and technological innovation. These new technologies could generate new risks in their implementation that could impact us directly or indirectly. As an example, at the beginning of 2022, the implementation of 5G in the United States had a temporary impact on operations at certain airports and generated a review by the Federal Aviation Administration (“FAA”) on the specific requirements for its implementation. In the past three years widespread adoption and growth of generative artificial intelligence systems brought significant innovation and advancement in our operations. However, these technologies also pose risks that would require a regulatory framework to effectively address them. While LATAM is working on internal policies to regulate the use of these technologies, all processes of digitization and technological innovation may be exposed to risks and may need to adjust to comply with future regulatory frameworks.

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

Our reputation and brand could also be adversely impacted by, among other things, failure to make progress toward and achieve our environmental sustainability goals, as well as public pressure from investors or policy groups to change our policies or negative public perception of the environmental impact of air travel. For example, we are committed to significantly reducing our carbon emissions, with the long-term ambition of achieving carbon neutrality by 2050. Achieving this will continue requiring significant capital investment from manufacturers and other stakeholders, as we are unable to achieve these long-term goals using our existing fleet, current technologies and available fuel sources. We remain focused on our climate strategy and transition plan; however, our ability to execute on such a plan is subject to substantial risks and uncertainties, as it is dependent on the actions of governments and third parties and will continue requiring, among other things, significant capital investment, including from third parties, research and development from manufacturers and other stakeholders, along with government policies and incentives to reduce the cost, and incent production of technologies that are not available at scale. Significant damage to our reputation and brand could have a material adverse effect on our business and financial results, including as a result of litigation related to any of these matters.

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

In addition, a substantial portion of our assets is subject to liens securing our indebtedness, including our secured bonds and loans. In the event that we fail to make payments on our bonds and loans, creditors’ enforcement of liens could limit or end our ability to use the affected property and equipment to fulfill our operational needs and thus generate revenue. For further information, related to current contractual obligations, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Financing—Long Term Indebtedness.”

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

Because the publication of LIBOR was discontinued on June 30, 2023, we have amended our derivative and debt contracts to replace the LIBOR rate for the Secured Overnight Financing Rate (“SOFR”) as an alternative rate as convened by the Alternative Reference Rates Committee (“ARRC”). SOFR will fluctuate with changing market conditions and, as SOFR increases, our interest expense will mechanically increase, which could have an adverse effect on our total financing costs. As of December 31, 2025, our variable interest rate debt amounted to US$1.4 billion.

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

Certain of our debt instruments, including our (i) 7.875% Senior Secured Notes due 2030 (the “2030 Notes”) and (ii) 7.625% Senior Secured Notes due 2031 (the “2031 Notes”), contain an asset coverage ratio and certain limitations to the incurrence of additional indebtedness by us and our subsidiaries. A decline in this coverage ratio, including due to factors that are beyond our control, could require us to post additional collateral, trigger an increase in the annual interest rates stipulated under our various debt instruments, or an event of default. The proceeds from the 2031 Notes were used to repay in full our outstanding US$700 million 13.375% secured notes due 2029 (the “2029 Notes”). The 2029 Notes were issued as a part of our Chapter 11 exit financing. The 2031 Notes are secured by the same collateral as the outstanding 2030 Notes. Additionally, almost all collateral associated with LATAM’s cargo business has been released, in line with conditions previously disclosed. The 2031 Notes were offered exclusively to qualified institutional buyers in the United States and non-U.S. persons under applicable exemptions and were not registered under U.S. securities laws.

Complying with certain of the covenants in our debt agreements and other restrictive covenants that may be contained in any future debt agreements could limit our ability to operate our business and to take advantage of business opportunities that are in our long-term interest. See Note 31 of our audited consolidated financial statements.

While the covenants in our debt agreements are subject to important exceptions and qualifications, if we fail to comply with them and are unable to obtain a waiver or amendment, refinance the indebtedness subject to these covenants or take other mitigating actions, an event of default would result. These arrangements also contain other events of default customary for such financings. If an event of default were to occur, the lenders or noteholders could, among other things, declare outstanding amounts due and payable and where applicable and subject to the terms of relevant collateral agreements, repossess collateral, including aircraft or other valuable assets. In addition, an event of default or acceleration of indebtedness under one agreement could result in an event of default under another of our debt instruments. The acceleration of significant indebtedness could require us to seek to renegotiate, repay or refinance the obligations under our debt arrangements, and there is no assurance that such renegotiation or refinancing efforts would be successful.

Risks Relating to our Common Shares and ADRs

Our major shareholders may have interests that differ from those of ADSs holders.

As of December 31, 2025, our major shareholders beneficially owned, in the aggregate, approximately 46% of our common shares. Each of these shareholders could have interests that may differ from those of other shareholders, including our ADSs holders.

The market perception of a secondary offering could create downward pressure on the market price of our common shares and ADRs.
A portion of our common shares is held by certain shareholders disclosed in Item 7 and signatories to the RRA, who may initiate a secondary offering and approximately 26% of our common shares are held by shareholders who have agreed amongst themselves or as part of the subscription of the Company’s convertible notes Series H and the conversion thereof into common shares of the Company not to sell such shares until November 2026 (the “Long-Term Sale Limitations”). However, the Long-Term Sale Limitations could be amended, waived or otherwise modified in most cases without the consent or knowledge of the investors. Accordingly, while any share can be sold at any time, the market perception of a potential large-scale sale of our common shares could create downward pressure on the market price of our ADSs.
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

The market price of ADSs may be volatile, which could cause the value of your investment to decline.
Numerous factors, including many over which we have no control, may have a significant impact on the market price of the ADSs or the common shares underlying the ADSs. These risks include those described or referred to in this “Risk Factors” section, as well as, among other things:
•our operating and financial performance and prospects;
•our ability to repay our debt;
•our access to financial and capital markets to refinance our debt or replace the existing credit facilities;
•investor perceptions of us and the industry and markets in which we operate;
•our dividend policy and capital allocation;
•future sales of equity or equity-related securities;
•announcements by third parties of significant claims or proceedings against us;

•changes in, or results that vary from, earnings estimates or buy/sell recommendations by analysts; and\
•general financial, domestic, economic and other market conditions.

All of these factors could materially adversely affect the price of the ADSs or the common shares underlying the ADSs. The market price of the ADSs may decline below your initial acquisition price, and you may not be able to sell your ADSs at or above the price you paid for, or at all.
In addition, our common shares are listed on the Santiago Stock Exchange (SSE) and the Electronic Stock Exchange (ESE), both in Chile. Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. Chilean securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell the common shares underlying ADSs in the amount and at the price and time of your choice may be substantially limited. This limited trading market could increase the price volatility of the ADSs or the common shares underlying the ADSs, which could also result in price disparity between the trading prices of the two.

Holders of ADSs may be adversely affected by their limited voting rights.

Holders of ADSs may exercise voting rights with respect to common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. To exercise their voting rights, holders of ADSs must instruct the ADS depositary on a timely basis on how they wish to vote. Under the terms of the deposit agreement, if holders of ADSs do not provide JP Morgan Chase Bank, N.A., in its capacity as depositary for the ADSs, with timely instructions on the voting of the common shares underlying their ADSs, the depositary will be deemed to have been instructed to give a person designated by the board of directors the discretionary right to vote those common shares. The person designated by the board of directors to exercise this discretionary voting right may have interests that are aligned with certain of our major shareholders, which may differ from those of our other shareholders. Historically, our board of directors has designated its Chairman to exercise this right, but there is no guarantee that it will do so in the future. The members of the board of directors elected by the shareholders in 2024 designated Mr. Ignacio Cueto, to serve in this role. Mr. Cueto is a member of the Cueto Group, one of our major shareholders.

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

Equity investments in Chile by non-Chilean residents have been subject in the past to various exchange control regulations that govern investment repatriation and earnings thereon. Although not currently in effect, regulations of the Central Bank of Chile have in the past imposed such exchange controls. Nevertheless, foreign investors or custodians (as applicable, whether investments are made directly or through such custodian) still have to provide the Central Bank of Chile with information related to equity investments in accordance with the provisions set forth in the compendium of Foreign Exchange Regulations (Compendio de Normas de Cambios Internacionales) of the Central Bank of Chile, as amended from time to time, including the amendment to become in effect on January 1, 2026 as a result of the resolution adopted by the Council of the Central Bank of Chile in its meeting held on January 25, 2024. Although the custodian for the ADS depositary is currently responsible for providing such information with respect to the ADS program to the Central

Bank of Chile, we cannot predict what information Chilean regulators may require from holders of ADSs in the future. Furthermore, any changes in withholding taxes could negatively affect non-Chilean residents that invest in our shares.
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

Shareholders may have fewer and less well-defined shareholders’ rights than if they owned shares of a company in the United States.

Our corporate affairs are governed by our by-laws and the laws of Chile. Under such laws, our shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. Holders of ADSs are not entitled to directly attend shareholders’ meetings, and, if given the right to vote, they may only vote through the ADS depositary.

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at midnight on the fifth business day prior to a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings because the shares underlying the ADSs will be registered in the name of the ADS depositary. While a holder of ADSs is entitled to instruct the ADS depositary as to how to vote the shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct the ADS depositary with respect to voting.

Lawsuits against us brought outside of Chile, or complaints against us based on foreign legal concepts, may be unsuccessful.

Our company is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of the Republic of Chile. Most of our directors and officers, taken as a whole, reside outside the United States, including in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, or holders of ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and public policy. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

ITEM 4 INFORMATION ON THE COMPANY
A.History and Development of the Company
General
LATAM Airlines Group is a Chilean-based airline and holding company that changed its name from LAN Airlines S.A. after its merger with TAM of Brazil in 2012. TAM continues to exist as a subsidiary of LATAM. LATAM Airlines Group and its affiliates are primarily involved in the transportation of passengers and cargo and operate as one unified business enterprise. During 2016, we began the transition of unifying LAN and TAM into a single brand: LATAM.
LATAM’s airline holdings include LATAM and its affiliates in Chile, Peru, Argentina, Colombia and Ecuador, and LATAM Cargo and its affiliate LANCO (in Colombia), as well as TAM and its affiliates LATAM Airlines Brazil, LATAM Airlines Paraguay, ABSA and Multiplus S.A. (“Multiplus”). LATAM Airlines Group is a publicly traded corporation listed on the Santiago Stock Exchange (“SSE”), the Chilean Electronic Exchange, under the ticker symbol “LTM,” and the NYSE since July 25, 2024, under the ticker symbol “LTM.” LATAM Airlines Group has a market capitalization of US$15,507 million as of December 31, 2025.
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
Over the last decades, LATAM group has significantly expanded its passenger operations in Latin America, initiating services in Peru in 1999, Ecuador in 2003, Argentina in 2005, and Colombia in 2010. Moreover, since June 2012, the Brazilian affiliate, LATAM Airlines Brazil, has been a leading domestic and international airline offering flights throughout Brazil with a strong domestic market share, international passenger services and significant cargo operations.
As a result of the COVID-19 pandemic and its profound impact on worldwide travel and our operations, on May 26, 2020, LATAM Airlines Group and 28 affiliates (the “Initial Debtors”) filed their petitions for relief under Chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, (as amended, the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On July 7, 2020 and July 9, 2020 nine additional affiliates of LATAM Airlines Group (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”) filed their petitions for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court. Additional parallel and ancillary proceedings were filed in the Cayman Islands, Colombia, Perú and Chile. In June 2020, LATAM Airlines Argentina announced its indefinite cessation of passenger and cargo operations. Following a series of relevant milestones with respect to LATAM’s Chapter 11 Restructuring, the Company emerged from its reorganization process on November 3, 2022. For more information on the Chapter 11 Restructuring, see “Item 3. Key Information—Risk
Factors—Risks Related to our Indebtedness” and “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information” and “Item 4. Information on the Company—B. Business Overview—Chapter 11 Proceedings through 2022.” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the
SEC on March 9, 2023.

LATAM has a single series of shares of Common Stock, without par value, listed on Chilean Stock Exchange and ADSs evidenced by American Depositary Receipts, each representing 2,000 shares of Common Stock, traded on the NYSE under the ticker symbol “LTM.” The ADSs were relisted on the NYSE on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 Restructuring. The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of US$24.00 per ADS (the “re-IPO”) On August 28, 2024, 1,773,026 additional ADSs were sold by the Company’s shareholders pursuant to the underwriters’ overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders. For further information on offerings of our common stock and ADSs, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”
Our principal executive offices are located at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile and our general telephone number at this location is (56-2) 2565-3844. We have designated LATAM Airlines Group S.A. Inc. as our agent in the United States, located at 6500 NW 22nd Street, Miami, Florida 33122. Our Investor Relations website address is ir.latam.com. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report on Form 20-F. For more information, contact Andrés del Valle, Vice President of Corporate Finance, at InvestorRelations@latam.com.
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.
Capital Expenditures
For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Financing— Capital Expenditures.”
B.Business Overview
General
LATAM group is the leading airline group in South America, as measured by ASK, and the 13th largest airline groups in the world, based on available seats flown as of December 31, 2025. LATAM Airlines Group and its affiliates provide domestic services in Brazil, Chile, Peru, Colombia and Ecuador, as well as regional flights and long-haul operations. LATAM group carries out cargo operations using both belly space on passenger flights and dedicated freighter aircraft. The group also offers complementary services, such as ground handling, courier, logistics, and maintenance. As of December 31, 2025, LATAM group has a consolidated fleet of 371 aircraft, including 20 dedicated cargo freighters, and employs 41,125 people.
In 2025, LATAM group transported approximately 87 million passengers and was ranked as the number one carrier by domestic market share in every domestic aviation market in South America in which it operates, with the exception of Colombia, where it ranked second. It also maintains the largest overall passenger network to and from South America for aircraft with more than 20 seats, offering passenger service to 134 destinations in South America (60 destinations in Brazil, 17 in Colombia, 17 in Chile, 19 in Peru, 7 in Ecuador, and 14 in other South American countries), as well as 25 international long-haul destinations across the world (14 in North and Central America, 8 in Europe, 3 in Oceania and 1 in Africa).
As of December 31, 2025, LATAM group offers passenger services to 160 destinations in 27 countries and territories and cargo services to 170 destinations, including 10 cargo-only locations, across 31 countries and territories, 4 of which are cargo-only. These services are supported by a strong demand for air travel within the region and in the international markets where LATAM group operates.

LATAM group’s global reach is further strengthened by key strategic partnerships, code-sharing agreements, commercial alliances and its joint venture agreement with Delta Air Lines, Inc. (“Delta”). As of December 31, 2025, LATAM group, through various passenger agreements, offers service to 157 destinations in North America, 23 in South America, 81 in Europe, 18 in Oceania, 27 in Asia, 23 in Africa, 19 in the Middle East and 2 in Central America. In 2025, LATAM and Delta celebrated the third anniversary of their Joint Venture Agreement. By December 31, 2025, this partnership operated nine new routes that were launched since the start of the joint venture and increased frequencies, significantly enhancing connectivity between South America and North America.

LATAM group is the largest air cargo group carrier in South America, as measured by its cargo fleet, and plays a key role in the transportation of essential goods, supporting supply chains and export industries. The group also operates LATAM Pass, which, according to publicly information, is positioned as the largest airline loyalty program in South America and the eighth largest airline loyalty program in the world by number of members.
Competitive Strengths
LATAM group’s strategy is to remain the leading airline group in South America. LATAM is the only airline group in the region with a domestic presence in five markets, as well as regional flights and long-haul operations to four continents. As a result, the LATAM group has geographical diversity and operational flexibility, as well as a proven track record of acting quickly to adapt its business to economic challenges. Moreover, the foundation of LATAM group’s unique network and market share in a region with growth potential and the focus on our existing competitive strengths, will allow us to continue building our business model and fuel our future growth. We believe our most important competitive strengths are:
•Leader in the South American Airlines Space, with a Unique Network and Market Share among Global Airlines
Through a successful regional expansion strategy, LATAM group has become the leading international and domestic passenger airline group in South America as measured by ASKs in 2025. LATAM and its affiliates have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador. We are also the largest group of operators of regional flights as measured by ASKs in 2025, connecting the main cities and also some secondary cities in South America. Furthermore, through our significant presence in the largest hubs in South America —Santiago, Lima and São Paulo— we believe that we are able to offer the best connectivity options between South America and the rest of the world.
•A Geographically Diversified Revenue Base, including both Passenger and Cargo Operations
LATAM group’s operations are highly geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. According to the 2025 annual ASKs, 52.9% of the group’s operations are international, 16.2% domestic Spanish speaking countries and 30.9% domestic Brazil. We believe this provides resilience to external shocks that may occur in any particular market. Furthermore, we believe that one of our distinct competitive advantages is the ability to profitably integrate scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using freighter aircraft when needed. By adding cargo revenues to existing passenger service, there is an increase in the productivity of assets and we are able to maximize revenue, reducing the break-even load factors and enhancing the per flight profitability. Additionally, we believe that this revenue diversification helps offset seasonal revenue fluctuations and reduces the volatility of the business over time. For the year ended December 31, 2025, passenger, cargo and other income accounted for 87.0%, 11.4% and 1.6% of total revenues, respectively.
•Modern Fleet and Optimized Fleet Strategy
The average age of our passenger fleet was approximately 11.9 years as of December 31, 2025. Additionally, LATAM has continued its ambitious fleet renewal plan based entirely on new technology aircraft, which includes 78 new Airbus A320-Family Aircraft, 15 new Boeing 787-9 to be delivered by 2030 and the inclusion of 24 Embraer which are expected to be delivered between the fourth quarter of 2026 and the end of 2027. In addition, the group has entered into agreements with various lessors to receive an additional 22 aircraft through 2028. For further information, see Note 16 to our consolidated financial statements.
LATAM selects aircraft based on the ability to effectively and efficiently serve the short- and long-haul flight needs, while still striving to reduce operational complexity by minimizing the number of different aircraft types that the group operates.
The fleet plan as of December 31, 2025, includes a short-haul fleet formed exclusively by aircraft from the A320-family, with a focus on the A321 and A320neo (Neo: New Engine Option), a more efficient version of the A320; which we introduced into our fleet in 2016, becoming then the first airline in Latin America to fly this model. For long-haul passenger flights, we operate the Boeing 787-8, the Boeing 787-9, the Boeing 767-300ER, the Boeing 777-300ER and the Airbus A330-200 (through wet lease). The Boeing 787 model allows LATAM group to achieve important savings in fuel consumption, while incorporating modern technology to deliver the best travel experience for LATAM’s passengers. For cargo flights, we operate Boeing 767-300F aircraft.
•Strong Brand Teamed with Key Global Strategic Alliances
In 2025, LATAM was recognized by the Skytrax World Airline Awards as the “Best Airline in South America” for the sixth consecutive year, and was also recognized for having the “Best Cabin Crew” and “Best Business Class” in South America, along with other recognitions related to on-board service and lounge facilities. In addition, LATAM was recognized for the fourth consecutive year with the highest rating in the APEX 2026 Global Airlines Ranking as a “Five Star Global Airline.” It was also acknowledged by the APEX Passengers’ Choice Awards for having the “Best Entertainment,” as well as, the “Best Food and Beverage” service in South America.

In 2025, LATAM was recognized by the World Travel Awards as South America’s leading airline for the eleventh consecutive year and as “South America’s Leading Airline Brand.”

Also in 2025, LATAM was recognized in four categories at the PAX Readership Awards, including Best Inflight Entertainment and Connectivity, Best Cabin Interior for its new Premium Business cabins, Best Airline Food Service in South America, and Best Lounge in South America for the LATAM Lounge in Santiago, Chile.

On the cargo side, LATAM Cargo Group was named “Cargo Airline of the Year 2025” by Air Cargo News, becoming the only South American winner across all categories. This recognition highlights the group’s operational excellence, innovation, and customer service.

Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the Latin American market. See “—Passenger Alliances and Commercial Agreements.”
•Recognized Loyalty Program
Our airline loyalty program, LATAM Pass, is the leading airline loyalty program in South America and the eighth largest airline loyalty program in the world, as measured by total number of members, with strong participation rates and brand recognition by our customers. Customers in the program earn miles and points based on the price paid for the ticket, class of ticket purchased, and elite level, as well as by using the services of outside partners in the program. We believe that our program is attractive to customers because it does not impose restrictions on those flights for which points can be redeemed, or limit the number of seats available on any particular flight to members using the loyalty program. LATAM

Pass members can also accrue and redeem points for flights on other airlines with whom we have bilateral commercial agreements. See “ —Passenger Marketing and Sales—Loyalty Program.”
In 2024, LATAM Pass was recognized by the Frequent Traveler Awards 2024 as the “Airline Loyalty Program of the Year in the Americas” for the second consecutive year and the “Best Earning & Redemption Ability in the Americas.”
Business Strategy
Our purpose is to elevate every single journey.
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
Our success is driven by a passionate and highly committed workforce that prioritizes operational excellence and exceptional service. By fostering a culture of development, diversity, and inclusion, we empower our employees to grow and to reflect the dynamic societies we serve. Effective talent management, equitable compensation, and an unwavering focus on safety enable our teams to deliver a reliable and attentive experience to every customer.
LATAM is the only airline group in South America with a local presence in five South American domestic markets, coupled with its intra-regional and long-haul operations, which enables us to offer unparalleled connectivity across the Americas and to the rest of the world. Our extensive route network, supported by key hubs and strategic partnerships, allows us to meet diverse travel needs with competitive prices and seamless options for passengers and cargo clients alike.

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

•Being a financially strong and healthy airline group
LATAM group is dedicated to maintaining financial strength and ensuring long-term sustainability through a focus on operational excellence, efficiency, and a robust capital structure. We believe financial discipline to be a competitive advantage and an enabler of strategic optionality. By combining these pillars, we position ourselves as a resilient airline group capable of navigating industry challenges and seizing future opportunities.
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
Our dedication to financial efficiency is reflected in our efforts to maintain a competitive cost structure and continuously improve our efficiency. We believe this approach, aligned with our financial policy and liquidity management, helps ensure we deliver exceptional value while maintaining financial stability and competitiveness.

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
Digital transformation is another cornerstone of our strategy, transforming how we work and driving growth, efficiency and loyalty in the business.. By continuously adopting a digital mindset and organizational structure, technological advancements and exploring new opportunities, we ensure daily operations are more efficient and innovative. LATAM group’s strategy drives improvements in contingency management and ancillary revenue applications, allowing us to provide timely, transparent information and solutions that strengthen the overall customer experience. Furthermore, we prioritize data security and privacy, implementing robust protective measures to safeguard information and comply with global regulations. The group also strengthens its cybersecurity systems with efficient methodologies and infrastructures, ensuring resilience in our operations and mitigating risks.
By combining sustainability leadership with digital innovation, LATAM group not only addresses the challenges of the future but also delivers exceptional value to its customers, strengthens its market position, and ensures sustainable, long-term operations across the Americas and beyond.

Airline Operations and Route Network
The following tables set forth our operating revenues by activity and point of sale for the periods indicated:

	For the year ended December 31,
	2025	2024	2023

	(in US$ millions)
Total passenger revenues	12,611.5	11,233.3	10,215.1
Total cargo revenues	1,653.5	1,599.8	1,425.4
Total revenues	14,265.1	12,833.0	11,640.5

	For the year ended December 31,
	2025	2024	2023

	(in US$ millions)
Peru	1,285.7	1,127.5	988.9
Argentina	317.2	239.4	244.4
United States	1,446.1	1,324.0	1,044.8
Europe	1,100.2	957.0	800.9
Colombia	741.9	669.2	662.3
Brazil	6,098.6	5,512.5	5,006.4
Ecuador	390.6	365.0	332.8
Chile	2,121.3	1,927.8	1,898.2
Asia Pacific and rest of Latin America	763.4	710.6	661.9
Total revenues	14,265.1	12,833.0	11,640.5
Passenger Operations
General
As of December 31, 2025, our passenger operations were performed by LATAM Airlines Group S.A. and its passenger affiliates, where the group operates both domestic and international services. LATAM group collects and reports operating data for its passenger operations in three categories: international (connecting more than one country), Domestic operations in Spanish-speaking countries or “SSC” (including Chile, Peru, Colombia, and Ecuador), and Domestic Brazil (entirely within Brazil).

The following table sets forth certain of our passenger operating data for international and domestic routes for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
ASKs (million) (at period end)
International	90,418.4	82,187.7	67,514.3
SSC	27,647.5	27,817.1	24,970.3
Domestic Brazil	52,746.6	47,925.9	44,765.9
Total	170,812.5	157,930.8	137,250.5

RPKs (million)
International	76,853.1	70,769.1	57,340.2
SSC	23,053.7	22,892.8	20,482.0
Domestic Brazil	44,203.3	39,475.6	36,184.5
Total	144,110.2	133,137.5	114,006.6

Passengers (thousands)
International	17,634	16,048	12,915
SSC	30,914	31,115	27,999
Domestic Brazil	38,866	34,845	32,984
Total	87,414	82,008	73,898

Passenger RASK (passenger revenues/ASK, in US cents)
International(1)	US¢6.7	US¢6.6	US¢6.9
SSC(1)	US¢8.7	US¢7.6	US¢7.8
Domestic Brazil(1)	US¢8.0	US¢7.7	US¢8.0
Combined Passenger RASK(2)	US¢7.4	US¢7.1	US¢7.4

Passenger load factor (%)
International	85.0	86.1	84.9
SSC	83.4	82.3	82.0
Domestic Brazil	83.8	82.4	80.8
Combined load factor	84.4	84.3	83.1
______________________________________________________
(1)RASK information for each of our business units is provided because LATAM believes that it is useful information to understand trends in each of our operations. We use our revenues as defined under IFRS Accounting Standards to calculate this metric. The revenues per business unit include ticket revenue, breakage, excess baggage fee, airline loyalty program revenues and other income. These operating measures may differ from similarly titled measures reported by other companies and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements.
(2)The combined Passenger RASK for LATAM is calculated by dividing passenger revenues by total passenger ASKs.
International Passenger Operations
LATAM group’s international network includes the international operations of our Chilean, Peruvian, Ecuadorian, Colombian, Brazilian and Paraguayan affiliates. LATAM Airlines Group and its affiliates have operated international services out of Chile since 1946 and have since greatly expanded international services, offering flights out of Peru, Ecuador, Colombia and Brazil. As of December 31, 2025, LATAM group offers 40 international destinations in 22 countries and territories, in addition to the domestic destinations and international flights and connections between the domestic destinations.
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
As part of our mission, LATAM seeks to promote tourism to South America. Due to our large network of services, visitors from around the world can experience world-renowned destinations such as Machu Picchu and Cusco in Peru, the Galapagos Islands in Ecuador, Iguazu Falls in Brazil, and the Atacama Desert and Patagonia in Chile.
Market Share Information
The following table presents air passenger traffic information for international flights (including intra-regional flights) and LATAM’s market share in each geographic market in which the group operates:

	LATAM passenger figures % variation	LATAM’s Market Share
Country	2025-2024	2025	2024	variation
Brazil(1)	3.7%	22.7%	22.6%	0.1	p.p.
Chile(2)	13.1%	45.1%	45.3%	(0.2)	p.p.
Peru(3)	8.1%	50.8%	48.8%	2.0	p.p.
Colombia(4)	59.4%	5.8%	7.6%	(1.8)	p.p.
Ecuador(5)	10.9%	15.0%	14.8%	0.2	p.p.
______________________________________________________
(1)Source: Brazilian ANAC’s website. Passenger figures consider passengers carried, measured in RPKs, in 2025 vs 2024. Market share considers passengers carried, measured in RPKs, as of December 2025.
(2)Source: JAC Chile’s website. Passenger figures consider passengers carried, measured in RPKs, in 2025 vs 2024. Market share considers passenger carried, measured in RPKs, as of December 2025.
(3)Source: PDGAC’s website. Passenger figures consider passengers carried in 2025 vs 2024. Market share considers the number of passengers carried as of December 2025.
(4)Source: Colombia Aerocivil’s website. Passenger figures considers RPK changes in 2025 vs 2024. Market share considers RPKs as of December 2025.
(5)Source: Direct Data Solutions from IATA. Passenger figures considers passengers carried changes in 2025 vs 2024. Market share considers passenger carried, measured in RPKs, as of December 2025.

Competitors in international routes
The following table shows LATAM’s main competitors during 2025 in each geographic market in which it operates:

Country	Route	Competitors
Brazil	North America	American Airlines, United Airlines, Azul Linhas Aereas, Air Canada, GOL and Aeromexico.
	Latin America	Copa, GOL, Azul Linhas Aereas, Avianca, Sky Airline, Aerolineas Argentinas, JetSmart, and Flybondi.
	Europe	TAP Portugal, Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), ITA Airways, Azul Linhas Aereas, Turkish Airlines, Lufthansa, Air Europa and Air China
	Africa	Ethiopian Airlines, Royal Air Maroc, TAAG and South African Airways.

Chile	North America	American Airlines, Air Canada, Aeromexico and United Airlines.
	Latin America	JetSmart, Sky Airline, Copa, Avianca, Aerolineas Argentinas, Arajet, and Turkish Airlines.
	Europe	IAG Group (British Airways, Iberia and their affiliates) and Air France-KLM.
	South Pacific	Qantas Airways.

Argentina	Latin America	Copa, Aerolineas Argentinas, GOL, Avianca, JetSmart, Sky Airline, Arajet, Flybondi, Boliviana de Aviacion, Ethiopian Airlines, IAG Group (British Airways, Iberia and their affiliates) and Turkish Airlines.

Peru	North America	American Airlines, United Airlines, Sky Airline, Aeromexico, Volaris, and Air Transat.
	Latin America	Sky Airline, JetSmart, Copa, Avianca, Aerolineas Argentinas, Arajet and Star Peru
	Europe	Air France-KLM, IAG Group (British Airways, Iberia and their affiliates), Air Europa and Plus Ultra.

Colombia	North America	Avianca, American Airlines, Spirit Airlines, Aeromexico, United Airlines, Viva Aerobus, JetBlue Airways, Volaris and Emirates.
	Latin America	Avianca, Copa, Jetsmart, GOL, Arajet, Aerolineas Argentinas, EasyFly and Satena.
	Europe	Avianca, IAG Group (British Airways, Iberia and their affiliates), Air France-KLM, Air Europa, Lufthansa, Turkish Airlines and Plus Ultra.

Ecuador	North America	American Airlines, Avianca, JetBlue Airways, United Airlines, and Spirit Airlines.
	Latin America	Avianca, Copa, Arajet, Jetsmart and Aeroregional.
______________________________________________________
Source: Diio.net considering competitors with more than 1% of total ASK.
Domestic Passenger Operations
As of December 31, 2025, domestic passenger services within Chile, Brazil, Peru, Ecuador and Colombia were operated by LATAM Airlines Chile, LATAM Airlines Brazil, LATAM Airlines Peru, LATAM Airlines Ecuador and LATAM Airlines Colombia, respectively.

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
Another key element of this business model are the initiatives to increase ancillary revenues and others that allow passengers to customize their journey. Customers on domestic flights are now able to access a simpler sales platform, which allows them to choose their fare depending on the type of journey they want, and to purchase additional services such as extra luggage, a variety of food and beverage options on board, preferred seating options and the flexibility to change tickets.
In March 2020, LATAM group introduced its superior cabin class, Premium Economy, in all domestic and international flights within Latin America operated by the Airbus A320 Family Aircraft. This cabin class offers premium services both at the airport and in-flight, including priority check-in and boarding, lounge access in airports where available, a differentiated onboard service including complimentary snacks and drinks, an exclusive overhead bin for carry-on luggage and a blocked middle seat, providing greater space and privacy.
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
Since 2024, LATAM group continued enhancing its customer value proposition by installing onboard Wi-Fi across its narrow-body fleet. As of December 31, 2025, 89% of the LATAM group’s narrow-body fleet was equipped with onboard connectivity. In terms of geographic distribution of Wi-Fi access, 94% of the narrow-body fleet operated by LATAM Airlines Brazil features Wi-Fi, while 84% of the narrow-body fleet operated by our affiliates based in Chile, Peru, Colombia and Ecuador is also equipped with such service. Furthermore, we recently announced the upcoming installation of Wi-Fi connectivity across our wide-body fleet, with implementation scheduled to begin in 2026.

In 2025, LATAM group inaugurated the LATAM Lounge Lima at Jorge Chávez International Airport, expanding its premium ground infrastructure in one of its main hubs in the region. The lounge was designed with differentiated Signature and Premium areas and developed under sustainability criteria, with the objective of obtaining LEED certification. The opening is part of the group’s broader strategy to strengthen its premium offering at key connection points across its network.

In April 2025, LATAM group launched new Business Class suites across its wide-body fleet as part of its Boeing 787 retrofit program. The suites incorporate doors to provide full privacy, direct aisle access and full-flat seating. The group will also introduce a new Premium Comfort cabin on wide-body aircraft beginning in 2027, positioned between Premium Business and Economy.

Additionally, LATAM group has 24 Embraer aircraft on order, with deliveries expected to begin in the fourth quarter of 2026. These aircraft are intended to enhance network capillarity, support capacity optimization in domestic and regional markets, and improve connectivity to secondary and underserved destinations.
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

The following table shows LATAM’s number of destinations, passengers transported, market share and main competitors in each domestic market in which we operate:

	Brazil[1]	Chile[2]	Peru[3]	Colombia[4]	Ecuador[5]
Destinations	60	17	19	17	7
Passengers Transported (million)	38.9	10.0	10.4	9.0	1.5
Change YoY	11.5%	2.4%	6.2%	(9.9)%	(3.4)%
Market share	39.4%	69.8%	65.5%	22.7%	49.5%

Main competitors(5)	Gol, Azul	Sky Airlines, JetSmart	Sky Airlines Peru, Star Peru, JetSmart Peru, Atsa Airlines	Avianca, Jetsmart, EasyFly,Satena, Copa Airlines Colombia (“Wingo”)	Avianca, Aeroregional
______________________________________________________
(1)Source: Brazilian ANAC’s website. Market share considers RPKs as of December 2025.
(2)Source: JAC Chile’s website. Market share considers RPKs as of December 2025.
(3)Source: PDGAC’s website. Market share considers the number of passengers carried as of December 2025.
(4)Source: Aerocivil’s website. Market share considers RPKs as of December 2025.
(5)Source: Direct Data Solutions. Market share considers passenger transported as of December 2025.
Passenger Alliances and Commercial Agreements
Strategic Alliance with Delta Air Lines
In 2020, LATAM entered into a Trans-American Joint Venture Agreement with Delta Air Lines (the “Joint Venture Agreement”), following the framework agreement previously signed by both parties in 2019 to combine the airlines’ complementary route networks between North and South America.

On September 30, 2022, LATAM and Delta Air Lines obtained the final regulatory approvals from the U.S. Department of Transportation, allowing them to implement their Joint Venture Agreement. This partnership enables Delta Air Lines and LATAM to work together, coordinating capacity and pricing strategies and sharing corporate accounts in the United States/Canada and South America (Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay) markets within the scope of the Joint Venture Agreement. This agreement has allowed the airlines to develop a network with expanded route offerings and to connect the Americas to the world with access to more than 200 destinations. Additionally, the airlines have deepened their level of cooperation in these markets, strengthening their codeshare routes and reciprocal loyalty benefits.

In February 2024, LATAM Airlines Ecuador and the cargo affiliates LATAM Cargo Chile, LATAM Cargo Brazil and LATAM Cargo Colombia, were officially added to the Joint Venture Agreement after completing the required regulatory processes. The growth continued in April 2025 with the announcement of our inclusion of Argentina to the joint venture. Argentina and Ecuador joined Brazil, Chile, Colombia, Paraguay, Peru, and Uruguay in the geographical scope, strengthening connectivity and service quality across the Americas.

In 2025, Skytrax recognized Delta as the Best Airline in North America and LATAM as the Best Airline in South America, each for the sixth consecutive year. These recognitions reaffirm the strong leadership and customer commitment of the airlines in their regions.

The Joint Venture Agreement’s market share in 2025 was 33% in terms of ASK, driven by new routes and increased frequencies. As part of this expansion, the joint venture includes nine newly launched routes currently in operation. On the LATAM group side, these comprise São Paulo (Brazil) – Los Angeles (United States), Bogotá

(Colombia) – Orlando (United States), Lima (Peru) – Atlanta (United States), Santiago (Chile) – Buenos Aires (Argentina) – Miami (United States), Guayaquil (Ecuador) – New York (United States), and Lima (Peru) – Orlando (United States).

On Delta’s side, routes launched and currently in operation include Atlanta (United States) – Cartagena (Colombia), New York (United States) – Rio de Janeiro (Brazil), and Salt Lake City (United States) – Lima (Peru)
Passenger Marketing and Sales
LATAM group is committed to creating a culture focused on earning the loyalty, trust and recurrence of its customers. The primary key performance indicator of this organizational cultural system is the Net Promoter Score (“NPS”). To calculate NPS, we conduct a survey after each flight asking passengers how likely they would be to recommend our services to a friend or colleague on a scale of zero to ten. We then calculate NPS as the percentage of customers who are promoters (those who scored nine or 10) minus the percentage of customers who are detractors (those who scored zero to six).
During 2025 we reached a historical NPS level of 54 points (three points higher than in 2024). Additionally, the NPS of our “Premium Travelers” (LATAM Pass Elite program members and passengers in premium and business cabins) reached a historic record high of 58 points (two points higher than the previous year). Our superior cabin class, Premium Economy, recorded an NPS of 70 points, (remaining stable when compared to 2024). These achievements are the result of improvements in the airport, on board and digital experiences provided to our passengers, as well as the benefits of the LATAM Pass program.
We have kept working on the evolution of the customer’s digital experience as the main focus of the e-business area, with the objective to maintain and enhance LATAM customer’s online experience, increase digital services coverage, automate financial processes and boost LATAM.com as the marketplace that attends all travel needs. As a result, during 2025, 61% of LATAM passengers bought their tickets through our digital channel, as compared to 60.5% in 2024. Moreover, our Digital Customer Satisfaction Score (“CSat”), which is a survey measuring customer satisfaction after using a digital experience increased by five percentage points when compared to 2024, reaching 69% by the end of 2025.
A series of new features and developments have been added to the marketplace to improve our customer’s digital experience: (i) bag with miles, first ancillary product that allows passengers to buy with miles, (ii) NDC continues to expand its feature set allowing for tickets as a form of payment (FOP) and the introduction of multi-city purchase capabilities, (iii) LATAM intends to continue enhancing its customization models to deliver more relevant and tailored offers to customers, (iv) first concierge experience in the app, designed to support and inspire customers’ travel planning.
LATAM continues working to be the preferred distribution channel for our clients, positioning our digital experience as a one-stop shop for the purchase and care of all travel needs, accompanying our clients either under normal operations or during situation of disruption, ensuring a digital valued experience, with an emphasis on our Premium Travelers and loyalty program members.
In 2025, LATAM group continued transforming the travel experience of its passengers through cabin retrofits. As of December 31, 2025, we have 10 Boeing 777, 9 Boeing 767, 15 Boeing 787-9, and 195 Airbus A319/A320/A321 aircraft with renovated interiors (without considering new fleet additions already featuring the new configurations). This represents a 100% completion rate for the narrow-body fleet and a 75% completion rate for the wide-body fleet.
The group also continued advancing Wi-Fi connectivity implementation in the narrow-body fleet operated by affiliates in Chile, Peru, Ecuador and Colombia, achieving a 75% completion rate, equivalent to 92 aircraft equipped with in-flight connectivity. Meanwhile, LATAM Airlines Brazil has fully equipped its narrow-body fleet with Wi-Fi, reaching 100% completion with 141 aircraft connected. Furthermore, we announced the upcoming installation of Wi-Fi connectivity across our wide-body fleet, with implementation scheduled to begin in 2026.
Branding
During 2025, LATAM achieved significant success in brand awareness, closeness, reputation and being considered the first choice among passengers (i.e., when respondents selected LATAM Airlines as their preferred airline among those they know). According to Ipsos, a global leader in brand measurement, as of December 31, 2025, LATAM was ranked as the first choice airline in Chile, Brazil, Peru and Ecuador, and throughout 2025, it significantly reduced the passenger preference gap compared to its competitors in Colombia.

Our brand image continued to strengthen, anchored on pillars such as trust, by providing a fair, empathetic, transparent and straightforward experience for our customers; and expanding our network, experience, and sustainability efforts.
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

Looking back at 2025, our focus was to increase app penetration in sales by driving installations and stimulating weekly customer engagement. Additionally, we strengthened the redemption journey by introducing new products and features, including baggage purchases with miles, award promo codes, and a native redemption flow for Argentina.

In 2025, 62% of passengers purchased their tickets through LATAM group’s direct channels.

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

In 2025, 38% of passengers purchased their tickets through one of LATAM’s indirect channels.

During 2025, LATAM continued to further intensify its collaboration efforts with travel agencies to further enhance the NDC platform usage. Efforts focused on expanding access to NDC for agencies through various options, including an Application Programming Interface (“API”), a free portal, and partnerships with 27 certified aggregators.

In 2025, LATAM also signed a strategic agreement with Travelport, which became the third GDS (after Sabre in 2023 and Amadeus in 2024) to have a new distribution agreement with the objective of offering LATAM’s NDC content to travel agencies through these platforms. Sabre launched its NDC connection in February 2025. Amadeus and Travelport development phases are already underway, with Amadeus expect to launch its NDC connection in 2026. These advancements are expected to strengthen LATAM’s competitive position and support its growth objectives in the coming years.

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

When combining direct channels and direct connections within indirect channels, 88% of passengers purchased their tickets through these platforms in 2025, marking an increase of two percentage point when compared to 2024.
Loyalty Program
Our airline loyalty program, LATAM Pass, is a strategic asset and a core source of value that differentiates the group from other carriers, and is also a key element of our marketing and loyalty strategy. The program rewards customer loyalty, and as a result, it generates incremental revenues and promotes customer retention.

LATAM Pass members can qualify for four elite categories: Gold, Platinum, Black and Black Signature. These categories determine which benefits customers are eligible to receive, including LATAM Pass miles earning bonuses, free upgrades, lounge access and preferred boarding and check-in privileges. Members of the LATAM Pass program accrue LATAM Pass miles for ticket purchases, depending on the dollars spent on tickets. Customers of the program can redeem LATAM Pass miles or points for free tickets as well as for other products or services available in our partnerships system and marketplace shopping.

As of December 31, 2025, LATAM Pass had approximately 54 million members, representing an increase of 9% compared to December 31, 2024. During the year ended December 31, 2025, the program recorded a 22% increase in total transactions compared to the prior year, reflecting higher engagement across both airline and non-airline partners. Active members—defined as those who accrued or redeemed miles within the previous 24 months—represented approximately 35% of the total membership base as of December 31, 2025.

The program is monetized primarily through long-term commercial agreements with financial institutions and other partners, under which miles are sold to such partners for use in co-branded credit card and other loyalty-related programs. As of December 31, 2025, LATAM Pass had nine co-branded credit card programs and more than 25 financial partners. The Company’s principal financial partners include Itaú, Banco Santander, Livelo, Banco de Crédito del Perú, Banco de Bogotá, Banco de Occidente, BTG, Nubank and C6 Bank.

In August 2025, LATAM Pass renewed its five-year strategic alliance with Banco Santander in Chile, extending a partnership of more than 30 years.

In addition, the Company maintains commercial arrangements with several global airline partners, including Delta, British Airways, Cathay Pacific, Iberia, Lufthansa and Qatar Airways. LATAM Pass also has more than 100 non-airline commercial partners, including Disney, Booking.com, Cabify, Rappi, Amazon, Repsol, Shell, Terpel and Aramco, allowing members to earn and redeem miles across a broad range of products and services.

Cargo Operations
The cargo business is operated internationally and domestically by affiliate airlines under the unified LATAM Cargo brand, which has acquired significant market recognition. The cargo operations are made under four of the LATAM group affiliates: LATAM Cargo Colombia, LATAM Cargo and LATAM Cargo Brazil, dedicated exclusively to cargo transport, and LATAM Airlines Ecuador, which, in addition to its passenger operations, in 2022 was certified as a cargo operator and incorporated dedicated cargo freighters to its operations. We derive our revenues from the transport of cargo through our dedicated freighter fleet and in the bellies of our passenger aircraft.

The cargo business operates a similar route network used by the passenger airline business. As of December 31, 2025, it encompasses 170 destinations in 31 countries and territories. Out of these destinations, 160 are served by passenger and/or freighter aircraft, while 10 are served only by freighter aircraft.

The following table sets forth certain of our cargo-operating statistics for domestic and international routes for the periods indicated:

	For the year ended and as of December 31,
	2025	2024	2023
ATKs (millions)	8,312.7	8,066.1	7,171.0
RTKs (millions)	4,426.8	4,330.4	3,704.0
Weight of cargo carried (thousands of tons)	1,007.1	998.1	945.5
Total cargo yield (cargo revenues/RTKs, in U.S. cents)	37.4	36.9	38.5
Total cargo load factor (%)	53.3%	53.7%	51.6%
During 2025, cargo revenues increased by 3.4% compared to 2024 while total cargo capacity increased by 3.1%. Cargo traffic increased by 2.2%, resulting in a broadly stable cargo load factor, declining slightly from 53.7% in 2024 to 53.3% in 2025. This increase in capacity was also due to the rise in passenger capacity levels, and the use of aircraft bellies for cargo purposes. However, cargo yield fell 1.1% when compared to 2024. As a result, revenues per ATK slightly decreased by 0.3% when compared to 2023.

LATAM considers its passenger network to be a key competitive advantage due to the synergies between passenger and cargo operations and, accordingly, we have developed a strategy aimed at increasing competitiveness by enhancing the belly offering. The freighter fleet program has two main focus areas: first, to support the group’s belly business, improving its load factor by feeding cargo into passenger routes, and second, to enhance our product offering by providing our customers flexibility in scheduling, origins, destinations and types of cargo. As of December 31, 2025, LATAM cargo affiliates operated 7 Boeing 767-300Fs (factory freighters) and 13 Boeing 767-300BCFs (converted freighters). We intend to operate a combined fleet of 19 Boeing 767-300Fs/767-300BCFs in the future. As a consequence, we plan to sell one 767-300F in 2026.

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

Cargo-Related Investigations
See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal and Arbitration Proceedings.”
Fleet
General

As of December 31, 2025, LATAM had a total fleet of 371 aircraft, comprised of 351 passenger aircraft and 20 cargo aircraft, including one aircraft classified as non-current assets held for sale. See Note 13 of our audited consolidated financial statements.

	Number of aircraft in operation
	Total		Aircraft classified as Property, plant and equipment		Aircraft classified as Rights of use assets	Average term of lease remaining (years)	Average age (years)
Passenger aircraft(1)
Airbus A320-Family Aircraft
Airbus A319-100	39		11		28	2.71	17.44
Airbus A320-200	135		86		49	5.08	14.76
Airbus A321-200	49		30		19	4.36	11.53
Airbus A320-neo	51		7		44	9.15	3.83
Airbus A321-neo	17		3		14	10.00	1.57
Boeing Aircraft
Boeing 767-300ER	9		9		—	5.58	17.56
Boeing 787-8	10		6		4	5.54	12.03
Boeing 787-9	28		2		26	7.65	8.12
Boeing 777-300ER	10		10		—	5.00	14.61
Short-Term Leases
Airbus A330-200	3		—		3	0.81	17.53

Total passenger aircraft	351		164		187	6.21	11.89

Cargo aircraft
Boeing 767-300 Freighter	20	(2)	19	(2)	1	5.53	17.91
Total cargo aircraft	20		19		1	5.53	17.91

Total fleet	371		183		188	6.05	12.19

______________________________________________________
(1)All passenger aircraft bellies are available for cargo.

(2)This includes one Boeing 767-300 Freighter aircraft classified as non-current assets held for sale. For more information, see Note 13 of our audited consolidated financial statements.

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
For short-haul domestic and continental flights, LATAM Airlines Group and its affiliates operate Airbus A320-Family Aircraft. The Airbus A320-Family Aircraft has been incorporated into our fleet pursuant to operating leases and finance leases and has been acquired directly from Airbus pursuant to various purchase agreements since 1999. For long-haul passengers LATAM Airlines Group and its affiliates operate Boeing 767-300ER, Boeing 787-8 and 787-9 and 777-300ER. Additionally, we also operate A330 aircraft for long-haul flights through a wet lease agreement with Wamos. For cargo flights, we operate Boeing 767-300F aircraft.
Utilization
We calculate utilization rates by dividing total block hours by total aircraft, excluding subleased aircraft and non-operational aircraft. The average utilization rates of LATAM’s aircraft for each of the periods indicated are set forth below, in hours per day.

	For the year ended December 31,
	2025	2024	2023
Passenger aircraft (2)
Boeing 767-300ER	10.7	10.1	8.4
Boeing 787-8/9	12.3	12.5	12.2
Airbus A320-Family Aircraft	11.1	10.7	10.3
Boeing 777-300ER	13.1	12.5	12.7
Airbus A330-200	14.9	13.4	—
Total passenger aircraft	11.3	10.9	10.5

Cargo aircraft
Boeing 767-300 Freighter	12.0	11.8	11.7
Total cargo aircraft	12.0	11.8	11.7

Total passenger and cargo	11.4	11.0	10.5
______________________________________________________
(1)Passenger utilization excluded flights in passenger aircraft with only cargo.

Fleet Leasing and Financing Arrangements
LATAM’s fleet financing and leasing structures include borrowing from financial institutions and leasing with financial leases, tax leases, sale-and-leaseback transactions and operating leases. As of December 31, 2025, LATAM group had a total fleet of 371 aircraft, of which one Boeing 767-300 Freighter aircraft is a non-current asset classified as held for sale.

As of December 31, 2025, LATAM group’s fleet was comprised of 64 financial leases, three tax leases, 185 operational leases, three wet leases and 116 unencumbered aircraft (32 aircraft reserved as collateral for the RCF). Most of LATAM’s financial and tax leases are structured with a 12-year initial term. LATAM has 23 financial aircraft leases supported by the U.S. Export-Import Bank (“EXIM Bank”). LATAM’s lease maturities initially range from eight to 12 years. Moreover, as of December 31, 2025, LATAM had a total of 230 spare engines, comprising 71 operational leases, 36 engines provided as loan collateral and 123 unencumbered engines (17 engines reserved for RCF). LATAM’s portfolio includes approximately US$1.5 billion in unencumbered assets, including aircraft and additional engines.

LATAM’s aircraft debt, which consists of financial and tax leases, is denominated in U.S. dollars and typically has quarterly amortization payments. Both the financial leases and tax leases have a bank (or a group of banks) as counterparty; however, the tax leases also include third parties. As of December 31, 2025, 66% of our aircraft debt has a fixed interest rate and the remaining portion has a floating rate based on USD Term SOFR.

The leases provide us with flexibility to adjust our fleet to demand volatility that may affect the airline industry and therefore we consider such arrangements to be of great value to our strategy and financial performance. The aircraft’s financial debt as of December 31, 2025 for all remaining periods through maturity (the latest of which expires in December 2036) was US$1,552 million. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Financing—Long Term Indebtedness.”

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

The heavy maintenance, line maintenance and component shops are equipped and certified to service the group’s fleet of Airbus and Boeing aircraft. LATAM group’s maintenance capabilities enable flexibility in scheduling airframe maintenance, offering an alternative to third-party maintenance providers. Approximately, 4,300 LATAM Maintenance professionals ensure the fleet operates safely and in compliance with all local and international regulations. LATAM group strives to provide the best experience for our passengers through the highest standards of safety, on-time performance and cabin image and functionality.

The heavy maintenance and component repair shop facilities are located in São Carlos (Brazil) and Santiago (Chile), adding up to a total of 12 heavy maintenance production lines, including painting capabilities, and component repair shops, including landing gear, hydraulics, pneumatics, avionics, electroplating, composites, wheels and brakes, emergency equipment, galleys and structures.

LATAM Maintenance’s continuous improvement efforts are focused on reducing costs and enhancing reliability. In addition to the LEAN-Six Sigma project, aimed to increase technician productivity, optimize inventory, diminish repair turn-around times and develop new internal repair capabilities, are working on a full digital transformation in collaboration with external experts. These projects are developed using the AGILE methodology, with a focus on exploring and incorporating new technologies that are most suitable for each specific case, such as data analytics and AI.
LATAM Line Maintenance
The Line Maintenance Network serves over 170 locations and carried out over 2.8 million man-hours of preventive and corrective maintenance tasks on the LATAM fleet during 2025. We also rely on certified third-party services in many of our international destinations where it is economically convenient, such as in Lisbon, (where we are served by Nayak), and Amsterdam (served by KLM) among others.

LATAM group’s Line Maintenance Network has hangar facilities in Santiago, São Paulo (Conhongas or “CGH,” and Guarulhos or “GRU”), Lima, Miami and Bogota, among others. These multiple locations improve the flexibility of the Line Maintenance Network.
LATAM Maintenance, Repair and Overhaul
The two maintenance, repair overhaul (“MRO”) facilities, one in São Carlos (Brazil) and one in Santiago (Chile), as well as the GRU and LIM Line Bases, are equipped and certified to service our fleet of Airbus and Boeing aircraft and provided 89.6% of all heavy maintenance services that LATAM demanded in 2025, effectively executed 1.79 million man-hours. LATAM MRO is also responsible for the planning and execution of aircraft redeliveries. The services not executed internally are contracted to our extensive network of MRO partners around the globe. LATAM occasionally performs certain heavy maintenance and component services for other airlines or OEMs.

The MRO São Carlos (LATAM Airlines Brazil MRO), is prepared to service up to nine aircraft (narrow and wide body) simultaneously with a dedicated hangar for stripping and painting. In this facility we also have 23 technical component shops, including a full landing gear repair and overhaul shop, hydraulics, pneumatics, electronics, electrical components, electroplating, composites, wheels and brakes, interiors and emergency equipment shops. MRO São Carlos is certified and audited by major international aeronautical authorities such as the FAA, the European Aviation Safety Agency (“EASA”), Brazilian ANAC, the CDGAC, the Argentinean National Civil Aviation Agency (Administración Nacional de Aviación Civil, or “ANAC Argentina”), the Ecuadorian Dirección General de Aviación Civil (“EDGAC”), the Paraguayan National Civil Aviation Office (Dirección Nacional de Aeronautica Civil), and Transport Canada, among others, for heavy maintenance and components repair and overhaul for the Airbus A320-Family Aircraft and Boeing 767. The MRO also has some minor capabilities for the repair and overhaul of Boeing 777 and 787 components. MRO São Carlos includes its own support engineering capabilities and a full technical training center.
In MRO Santiago, located near Comodoro Arturo Merino Benítez International Airport in Santiago, we have two hangars capable of servicing two wide body aircraft and two narrow body aircraft simultaneously. MRO Santiago is certified and audited by FAA, Brazilian ANAC, CDGAC, ANAC Argentina and EDGAC, among others, for Heavy Maintenance for the Airbus A320-Family Aircraft and Boeing 767-787. MRO Santiago has 11 shops prepared to support hangar activities such as cabin shops, galleys, structures, composite materials, avionic, wheels and brakes.
We also have the capability to service mid-term checks at the maintenance base in Lima for the Airbus A320-Family Aircraft and at the Guarulhos maintenance base for the Airbus A320-Family Aircraft and Boeing 777, including C-checks for the Boeing 777.
During 2025, LATAM MRO’s executed 450 services, including C-checks (232) and special checks (218) for the LATAM fleet.
LATAM group’s Corporate Safety and Security Management
LATAM group’s Corporate Safety and Security Management is comprised of four areas: Safety, Security, Occupational Safety, and Emergency Response Management (ERM), which work in close collaboration with our operational and support areas to achieve the Company’s purpose by ensuring acceptable levels of safety and security in an efficient manner, in alignment with industry-recognized best practice frameworks. This approach seeks to balance the continuity of our operations with the well-being of our passengers and collaborators, with the objective that all of them arrive safely at their destination. In support of these efforts, safety and security processes are being progressively enhanced through the use of technology, with digitalization forming an integral component of the management and oversight model.
During 2025, the safety function was incorporated into IATA’s risk-based audit program, which is designed to assess the maturity of a company’s safety risk management processes. This methodology was adopted at the LATAM group level, enabling greater consistency and synergies across audit and operational oversight activities. In parallel, and as part of ongoing efforts to further strengthen the maturity of the Safety Management System (SMS), we underwent an Airbus assessment, incorporating an independent external evaluation of safety-related processes. Together, these initiatives support our governance framework for managing a dynamic operating environment, with safety remaining a fundamental priority across all operations.

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
The core foundation of this department lies within its robust Safety Management System (“SMS”), which is built upon four main components (Policies and Objectives, Risk Management, Safety Assurance, and Safety Promotion). These components give the SMS a proper structure and provide management with the necessary tools to oversee the safety of our operations. For example, through the safety reporting system, LATAM captures information on operational events and hazardous conditions, which is subsequently analyzed to define and implement timely action plans aimed at mitigating such risks. Through Flight Data Monitoring (“FDM”), also known as Flight Operations Quality Assurance (“FOQA”), we are able to capture, analyze, and even visualize the data recorded during revenue flights and compare it with the Company’s Standard Operating Procedures (“SOPs”). In parallel, the Line Operations Monitoring Program (“LOMP”) permits us to monitor Flight Crew performance and detect errors ahead of time. As a result of these proactive activities, we intend to improve overall safety, increase maintenance effectiveness, and reduce operational costs.
The group’s SMS is available internally to all employees, and it provides the guidelines and responsibilities that each employee must meet, regardless of function or hierarchy, which in turn assures our commitment towards safety as a whole. Furthermore, internal audits of operational processes, audits conducted by external authorities, and IOSA certification ensure the proper qualification of our employees and regulatory compliance under the highest industry standards, including the provision of a Senior Safety Manager responsible for each system implementation within the Safety Department, as well as defining standardized procedures for measuring the quality of services provided by third-party companies and contractors.
In 2025, LATAM group maintained a very strong performance in its operational safety indicators through an ongoing improvement process, effectively reducing risks associated with Runway Safety, including Runway Excursion, Mid-air Collision, Controlled Flight Into Terrain (“CFIT”), Loss of Control In-Flight, and others.
In line with our ongoing commitment to improve SMS, we achieved several relevant milestones in operational safety, reflected in the implementation of strategic initiatives that strengthened proactive risk management, safety culture, and the organization-wide commitment to the highest industry standards, including:

•Micro Learnings for Flight Dispatchers: The launch of two out of eight planned courses aimed at reinforcing and standardizing critical safety procedures in flight and ramp operations. The program will continue to expand throughout 2026.

•Alcohol and Drugs Program: Testing under FAA methodology was increased, accompanied by a group-wide communication campaign and the launch of an informational website. In parallel, the Pilot Peer Support Program was strengthened, with trained pilots providing guidance and support by sharing professional skills and experiences with those in need.

•Ground Damage Campaign: Three short video capsules were developed to enhance situational awareness among both in-house personnel and service providers. Topics included weight differences in cargo loading, passenger reseating onboard, and the proper execution of ramp clearance procedures.

•IATA Safety Culture Survey (I-ASC): Action plans derived from survey results were implemented, focused on strengthening Just Culture, consolidating the safety reporting system for third-party companies, enhancing feedback mechanisms, and increasing the involvement of non-operational leaders in safety activities.

•Reinforcement of the “Non-Negotiable Safety Behaviors”: A communication campaign reinforced the five key behaviors guiding daily decisions and actions of LATAM group employees with respect to safety.

•Rollout of the “Third-Party Safety Report” application: Its implementation during 2025 enabled the receipt of more than 1,500 reports, strengthening the participation of external companies in the group’s operational safety system.

•Safety Week 2025: The LATAM group held a new edition of Safety Week between October 20 and 24, featuring a range of activities focused on safety, security, occupational safety, and cybersecurity across the organization. The agenda included webinars, talks in operational areas with participation from executives in operational and support functions, industry expert presentations, and recognition of employees for their leadership in safety. This edition notably featured an event held at LATAM Brazil, which brought together more than 300 participants, including group employees, representatives from other airlines, aviation authorities, manufacturers, and leaders from various industries, reinforcing the central message “safety is about people” and LATAM’s organization-wide commitment to safety.

•Consolidation of the Safety II approach: LATAM consolidated its transition toward a Safety II approach, advancing toward proactive and predictive risk management through the deployment of an AI-based alert model integrating operational, human, and technical variables. This progress, together with the evolution of the fatigue model and the incorporation of new indicators in flight dispatch, strengthened holistic risk understanding, decision-making, and laid the foundations for a more resilient, integrated, and predictive operation.

•Evolution of the fatigue risk management model: The model evolved toward comprehensive and near real-time coverage of flight operations, alongside the extension of the Safety II approach to the flight dispatch area through new tactical indicators focused on operational learning.

Regarding IOSA certification, in 2025 all air operators within the group were audited and certified under the new Risk-based IOSA methodology, making LATAM the first airline group to certify all its operators in a single audit. In this process, the LATAM group was classified at the “Mature” maturity level in terms of adherence to its operational safety processes.

Through all of the above, LATAM reinforces its commitment to the continuous improvement of its processes, always guided by safety, its top priority.

Security Management
The Security Management Department, with direct access to the highest level of the organization and acting as a liaison with the applicable authorities, is responsible for coordinating the security of LATAM group’s passengers, employees, aircraft, equipment and facilities. It safeguards the group’s infrastructure and assets while protecting people against threats or unlawful action, encouraging the reporting and handling of suspicious situations that could impact operations.
During 2025, the Security Management System (“SeMS”) continued to evolve and further strengthen its level of maturity and organizational integration. The SeMS was incorporated into safety review boards in each country and supported by the establishment of a monthly SeMS committee. This committee conducts structured reviews of each SeMS pillar and its performance, leading to the development and follow-up of action plans in coordination with the respective affiliates.
To enhance alignment and consistency in security management across the group, annual security objectives were cascaded from the headquarters to every country level, through the safety assurance, risk management and threat response pillars as reference frameworks. In support of this approach, a dedicated site was developed to improve visibility, monitoring, and communication of SeMS-related matters.
In parallel, considering the ongoing evolution of geopolitical conditions and the importance of maintaining effective oversight of risks that may impact operations, a security risk dashboard was launched. This dashboard provides an integrated view of relevant internal and external risk variables by geography, serving as a decision-support tool for risk assessment and mitigation.
In the area of security culture promotion, a long-term initiative was initiated to strengthen training and awareness. This initiative included a comprehensive review of all security-related training programs to ensure that content remains current, relevant, and engaging, with the objective of aligning training practices with internationally recognized standards and best practices.
Among the key projects, we continued to advance the digitization and standardization of security support processes, strengthening internal controls, information availability, and operational consistency across our network. In the cargo business, we adopted new technologies to monitor every transfer point, preventing losses and unlawful interference via traceability checkpoints and security camera analytics. This approach strengthened investigative and predictive capabilities, focusing on mitigating insider threats. Additionally, we achieved significant progress in unifying LATAM group’s global access control methods across multiple countries.
Finally, we achieved structural cost optimization through improved negotiations, the integration of technology, and task synergies with other departments.

Health Safety Environmental Management
Occupational safety management is responsible for defining guidelines to assess and mitigate occupational and health risks for workers. This includes establishing standards, supporting operations, and advising on the implementation of relevant procedures, while also monitoring compliance and evaluating the effectiveness of measures taken in response to critical events and risks. In addition, it ensures adherence to applicable regulations and promotes worker well-being and safety through training and awareness programs.
Although the injury rate in 2025 was maintained within the established reference target, work-related accidents increased by 10% across LATAM. This increase was driven primarily by a higher number of incidents in the Airport area, which accounted for the largest rise in occupational accidents. In response, the Company intensified prevention and control measures — including procedure reviews, targeted training programs, strengthened incident investigations, and monthly case monitoring — with the aim of reversing the trend and reducing the recurrence of such events. During the year, the focus continued to shift toward indicators designed to identify the potential for serious accidents and to enable corrective actions before they occur. In this respect, the SIF (Serious Injury and Fatality) KPI reached a historic low in 2025.
Objectives were also established related to the review of the risk matrix and the standardization of a legal matrix, consolidating all occupational health and safety regulations applicable in each of the countries in which we operate, ensuring a homogeneous approach aligned with current regulatory requirements. Additionally, goals were defined related to digital transformation projects, including the implementation of an occupational safety event reporting system and the analysis of root causes of occupational accidents through the use of artificial intelligence.
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
Finally, in 2024, we published the first version of the Occupational Safety Management System (“OSMS”). This milestone represents a major step toward standardizing management practices and ensuring the implementation of safe work behavior guidelines at all levels.

Emergency Response Plan (ERP)
LATAM emergency response management is responsible for overall corporate Emergency Response Plan (“ERP”) implementation. It has been designed to comply with airline responsibilities (as defined by ICAO) and for overall management, command, and control of the crisis response. LATAM’s ERP sets procedures to deal with different scenarios, such as aircraft accidents, serious incidents, natural disasters, union strikes, and pandemics. ERP establishes specific teams, procedures, and resources to mitigate the impact of these emergencies on our passengers, their families and for caring for others affected, besides ensuring the continuity of our operations. The ERP is an essential tool to meet the needs of those who need it most, and we have different levels of teams prepared to be activated (but are not limited to): emergency process and procedures, emergency control centers, a relatives and passengers assistance team, a notification team, aircraft recovery, and a dedicated ‘go team’ that can be activated and address an emergency situation.
During 2025, the ERP incorporated significant enhancements that strengthened the LATAM group’s response capabilities in critical situations.
First, the passenger and family assistance program was consolidated through in-person training for a group of employees who serve as the first line of support and coordination for individuals affected by an emergency. In total, 537 employees were trained and formally integrated as part of the ERP as of December 31, 2025.
Second, meaningful progress was made in the digitalization of emergency management through the implementation of a corporate application that, by the end of 2025, provided access to more than 3,500 users, enabling the timely input of key information to support decision-making during a crisis.
Finally, the integration of the ERP with other contingency plans was strengthened by establishing centralized governance for the management of any event that could have a significant operational impact. In this context, and in coordination with the technology and information area, efforts were made to align the technology failure and cybersecurity plan with the company’s ERP.

Fuel Supplies
Fuel costs comprise one of the single largest categories of our operating expenses. In 2025, total fuel costs represented 31.3% of our total operating expenses. As of December 31, 2025, crude oil prices decreased compared to December 31, 2024. Our average into-wing price for 2025 (fuel price plus taxes and transportation costs, including hedging and gains/losses) was US$2.6 per gallon, representing a decrease of 9.1% from the 2024 into-wing average fuel price. We can neither control nor accurately predict the volatility of fuel prices. Despite the foregoing, we believe it is possible to partially offset the price volatility risk through our hedging and fuel surcharge programs, which are in place in both our passenger and cargo business. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Fluctuations in Fuel Prices.”
The following table details our consolidated fuel consumption and operating expenses, after related hedging gains and losses (which exclude fuel costs related to charter operations because fuel expenses are covered by the entity that charters the flight) for the last three years.

	For the year ended December 31
	2025	2024	2023
Fuel consumption (thousands of gallons)	1,444,010.0	1,357,064.1	1,195,029.7
ASK (millions)	170,812.5	157,930.8	137,250.5
Fuel gallons consumed per 1,000 ASK	8.5	8.6	8.7
Total fuel costs (US$ thousands)	3,804,821	3,970,077	3,947,220
Cost per gallon (US$)	2.6	2.9	3.3
Total fuel costs as a percentage of total operating expenses	31.3%	34.5%	37.2%
In our fuel supply agreements, we manage different price structures and price update calculations. The main price structure is Jet Fuel plus fixed fees and taxes, and the main fuel price updates occur on a weekly, bi-weekly and monthly basis. Brazil, our largest market, bases its price on a refinery posting updated every month, which is set in Brazilian real per liter, plus fees and taxes. Refinery prices in Brazil have transitioned to a more transparent import parity model, fostering a more competitive market environment for the region. However, Brazil continues to have higher taxes compared to other markets, which impacts the overall costs. This landscape may be further affected by the recently enacted comprehensive tax reform, scheduled to be phased in between 2026 and 2033. While its primary goal is simplification, the transition to a Dual VAT system, comprising the federal CBS and the state/municipal IBS, along with the potential implementation of a selective tax on fossil fuels, could lead to a significant increase in the industry's effective tax burden and impact on jet fuel pricing in the coming years.
The fuel supply agreements vary by airport and are distributed among 24 suppliers. Our fuel consumption volume is mainly concentrated in Brazil (40%), Chile (16%), the United States (10%), Peru (12%), and Colombia (6%). LATAM has consistently focused on strengthening its fuel supply agreements, leveraging restructuring opportunities and operational improvement, and the group’s significant scale to achieve substantial economies of scale in procurement. Unlike other regional players, our unified corporate structure and centralized leadership allow us to implement standardized fuel‑planning policies across all affiliates, optimizing our negotiating power with global suppliers. This enables us to secure long‑term agreements on more favorable terms, further enhancing our competitive positioning. In recent years, these efforts included improved credit terms and expanded supplier options across key markets, such as Brazil, Colombia, Argentina, Peru, Chile, and major European airports. In 2025, the fuel supply contracts for Colombia, Argentina, Peru, Chile and major European airports were renegotiated and all of them resulted in better payment conditions and better pricing conditions leveraged by LATAM’s strong financial results.

LATAM has continuously worked to enhance its fuel supply strategies, fostering competition and ensuring access to diverse sources. In Chile and Peru, the adoption of an import model alongside local refinery supply created a more competitive market. In Brazil, LATAM pioneered a jet fuel import project, securing pipeline capacity to supply São Paulo’s Guarulhos Airport and stabilizing refinery prices through this initiative. By late 2023 and early 2024, LATAM successfully renewed pipeline capacity, ensuring continued access to alternative supply options. Additionally, LATAM collaborated with industry organizations during the global crisis to secure cost reductions in key markets like Bolivia and Colombia. Despite challenges such as refining decreases and rising import costs in Europe during 2022 and 2023, LATAM maintained supply stability. Finally, in 2024, LATAM introduced a second source of imported fuel in Chile and continued to strengthen this supply during 2025, which created more competition among suppliers which ultimately would create better market conditions for LATAM.

In 2025, LATAM significantly advanced its SAF roadmap by establishing strategic supply collaborations with the leading domestic energy and distribution entities in Colombia and Brazil. These initiatives secured the initial integration of SAF in key regional hubs, such as Salvador International Airport, further diversifying our fuel matrix and reinforcing our commitment to regional energy transition. To support this transition, LATAM co-sponsored a landmark regional study with a premier global research institution to define a strategic decarbonization path for the industry. This research provides a comprehensive roadmap for the region, emphasizing the necessity of coordinated policy alignment to ensure the scalable and sustainable integration of alternative energy sources while maintaining regional connectivity.

As part of a comprehensive energy efficiency initiative, the LATAM group worked with a team of stakeholders to generate a streamlined fuel efficiency program (the “LATAM Fuel Efficiency Program”), which encompasses a wide range of different innovations and technologies for fuel efficiency:
•In our efforts to modernize our fleet, we have invested in more modern and efficient aircraft, such as the Boeing 787, the Airbus A320neo and the Airbus A321neo. We have also undertaken investments to retrofit a portion of our Airbus A320 fleet to allow for more efficient standard operational procedures. As of December 31, 2025, 78 Airbus aircraft of the A320-family are still to be received, with deliveries scheduled between 2026 and 2030, and 15 Boeing 787 Dreamliner aircraft remain to be received with deliveries scheduled between 2028 and 2030. In addition to these aircraft already being incorporated into our fleet, in 2025 LATAM Airlines announced an agreement with Embraer to acquire up to 74 new Embraer E195-E2 aircraft (24 firm orders and 50 purchase options), which deliver up to 30% lower fuel consumption per seat compared to previous-generation models.

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
•In 2024, LATAM implemented an aircraft performance monitoring (“APM”), which analyzes all flight data and provides real-time performance insights for each aircraft. The APM identifies and monitors maintenance opportunities to reduce fuel consumption, including frequent engine or wing washes, aileron and flap rigging, and it also measures the drag reduction impact of external influences, such as painting procedures.
•Various aircraft retrofits have taken place, among them, engine wiring that allows the reduction of fuel consumption during taxi operations, Auxiliary Power Units replacements for more efficient models, and software updates that improve fuel consumption. In 2024, LATAM signed an agreement with Lufthansa Technik for the installation in five B777 aircraft of Aeroshark Technology, a bionic film that successfully mimics the skin of sharks and optimizes airflow, thus enabling a reduction of up to 1% in fuel flow. During 2025, through multiple measurement methodologies (including our APM software), we were able to validate reductions in aerodynamic drag and fuel consumption, and subsequently proceeded to execute an agreement to extend this technology across our entire B777 fleet of 10 aircraft. As of December 31, 2025, five aircraft were successfully retrofitted with Aeroshark Technology, and the remaining five are planned to be retrofitted during 2026.

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
•LATAM is working closely with ground handling, airports and operations teams to significantly surpass pre-pandemic ground power usage performance levels. During 2025, LATAM introduced seven new air conditioning units (“ACUs”) and ground power units (“GPUs”) in CGH and implemented “400Hz” + “PCA” systems in three new airports (FOR, POA and NAT) in Brazil, representing 7.4% of the total APU minutes of LATAM in that country. Additionally, the implementation of IATA Service Level 2 procedures in 2023 ensured more efficient and punctual aircraft operations.
•In 2025, in collaboration with a specialized team in experimental procedures and impact measurement, we began testing various digital solutions available in the market that deliver operational improvements across different phases of flight, with potential fuel efficiency benefits. A flight level optimization solution was validated and implemented, currently enabling fuel consumption reductions of up to 0.5% during the cruise phase, when optimization opportunities are available.
In February 2026, S&P Global’s Corporate Sustainability Assessment (CSA) recognized LATAM Airlines Group for the second consecutive year as one of the most sustainable airline groups worldwide, ranking fifth globally and first in the Americas. The group was also named a Top Sustainability Performer and Industry Mover 2025 after achieving a historic 10-point increase in its score to 77/100, placing it in the 92nd percentile of the global airline industry. LATAM was additionally included in the Sustainability Yearbook 2026, which recognizes the top-performing companies in each sector worldwide.
Ground Facilities and Services
The main ground facilities operations are based at the Guarulhos Airport in São Paulo, Brazil. The Brazilian affiliate also operates significant ground facilities and services at its headquarters located at Congonhas International Airport in São Paulo, Brazil.
LATAM group also has significant operations at the Comodoro Arturo Merino Benítez International Airport in Santiago, Chile, where we operate hangars, aircraft parking and other airport service facilities pursuant to concessions granted by the CDGAC and other outsourced concessions. We also maintain a customs warehouse at the Comodoro Arturo Merino Benítez International Airport, additional customs warehouses in Chile and operate cargo warehouses at the Miami International Airport to service our cargo customers. Our facilities at Miami International Airport include corporate offices for our cargo and passenger operations and temperature-controlled and freezer space for imports and exports. We also operate from various other airports in Chile and abroad.
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
In addition to airline operations, LATAM generates revenues from a variety of other activities, including aircraft leases (including subleases, dry-leases, wet-leases and capacity sales to certain alliance partners) and charter flights, tours, maintenance services for third parties, handling, storage, customs services, income from other non-airline products (LATAM Pass) and other miscellaneous income. In 2025, LATAM generated other income of US$229.9 million from these activities.
Insurance
LATAM group maintains aviation insurance policies as required by law, aircraft financing, and leasing agreements, for its entire fleet (aircraft that LATAM and its affiliates own, operate, and are responsible for).

These policies provide coverage for aircraft hulls (including war risks and spares), third-party legal liability, cargo, baggage, injuries and property damage. LATAM’s policies are in full force and are renewed annually along with IAG Group (British Airways, Iberia and their affiliates), which allows LATAM group to obtain coverage at the best level of the aviation industry.

LATAM group also insures its physical properties and equipment from theft, fire, flood, earthquake, hurricane, and other damages. LATAM group’s vehicles are generally insured against the risk of robbery, damages, fire, and general liabilities. Additionally, LATAM maintains a casualty insurance program that provides coverage worldwide.
Information and Digital Technologies
The LATAM website and mobile app launched in 2021 and 2022 enabled customers to complete their purchases in less time and manage payments, refunds, and compensations through a digital wallet, all while seeking to strengthen its ancillary offerings. In 2025, LATAM continues to strengthen the positioning of its app across its markets through a focused customer acquisition and activation strategy.
During the year, LATAM prioritized the adoption of new technological tools and AI-driven processes to reduce contact center volume, achieving a call rate of 0.08 per passenger. At the same time, LATAM has consistently improved its response to customer pain points by effectively managing and resolving claims, resulting in a 23% reduction in the complaint rate compared to 2024. LATAM has also maintained service levels above 90% for digital changes and refunds.

LATAM continued to work on positioning latam.com as a single marketplace for all travel needs while boosting the sales of air ancillaries and packages. Consequently, as of December 2025, latam.com reached an annual market penetration of 61%, which reflects the percentage of passengers who purchased through LATAM’s direct sales channel latam.com, and continued working on the connection to the IATA’s NDC to strengthen connections with indirect channels while maintaining direct connectivity.

LATAM has incorporated a dedicated analytics and AI taskforce focused on network optimization, personalization of flight offers, fuel consumption and predictive maintenance.

Furthermore, we have highlighted the adjustment of strategies to reduce our technology supplier footprint by renegotiating key contracts to ensure flexibility and cost efficiency.

For information on cybersecurity, see “Item 16K. Cybersecurity.”
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
Chile
Aeronautical Regulation
Both the CDGAC and the Chilean Civil Aviation Administration (Junta de Aeronáutica Civil or“JAC”) oversee and regulate the Chilean aviation industry. The CDGAC reports directly to the Chilean Air Force and is responsible for supervising compliance with Chilean laws and regulations relating to air navigation. The JAC is the Chilean civil aviation authority. Primarily on the basis of Decree Law No. 2,564, which regulates commercial aviation, the JAC establishes the main commercial policies for the aviation industry in Chile and regulates the assignment of international routes and the compliance with certain insurance requirements, while the CDGAC regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authority from the Chilean government to conduct flight operations, including authorization certificates from the JAC and technical operative certificates from the CDGAC, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.
Chile is a contracting state, as well as a permanent member, of the ICAO. Chilean authorities have incorporated ICAO’s technical standards for the international aviation industry into Chilean laws and regulations. In the absence of an applicable Chilean regulation concerning safety or maintenance, the CDGAC has incorporated by reference the majority of the ICAO’s technical standards. We believe that we are in material compliance with all such relevant technical standards.

Route Rights
Domestic Routes: Chilean airlines are not required to obtain permits in order to carry passengers or cargo on any domestic routes, but only to comply with the technical and insurance requirements established respectively by the CDGAC and the JAC. There are no regulatory barriers that would prevent a foreign airline from creating a Chilean subsidiary and entering the Chilean domestic market using that subsidiary. On January 18, 2012, the Secretary of Transportation and the Secretary of Economics of Chile announced a unilateral opening of the Chilean domestic skies. This was confirmed in November 2013, and has been in force since that date.
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
International route rights, as well as the corresponding landing rights, are derived from a variety of air transportation agreements negotiated between Chile and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Chile, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the JAC awards it through a public auction for a period of five years. The JAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of six months or more, the JAC may terminate its rights to that route. International route frequencies are freely transferable. In October 2023, a public auction was held by JAC for 13 international frequencies for the Santiago – Lima route where three Chilean airlines participated, LATAM won 10 of 13, for which we paid US$ 315,000.
Airfare Pricing Policy
Chilean airlines are permitted to establish their own domestic and international fares without government regulation. For more information, see “―Antitrust Regulation” below. In 1997, the Antitrust Commission approved and imposed a specific self-regulatory fare plan for our domestic operations in Chile consistent with the Antitrust Commission’s directive to maintain a competitive environment. According to this plan, we must file notice with the JAC of any increase or decrease in standard fares on routes deemed “non-competitive” by the JAC and any decrease in fares on “competitive” routes at least 20 days in advance. We must file notice with the JAC of any increase in fares on “competitive” routes at least 10 days in advance. In addition, the Chilean authorities now require that we justify any modification that we make to our fares on non-competitive routes. We must also ensure that our average yields on a non-competitive route are not higher than those on competitive routes of similar distance.
Peru
Aeronautical Regulation
The Peruvian Civil Aviation General Office (Dirección General de Aeronáutica Civil or “PDGAC”) oversees and regulates the Peruvian aviation industry. The PDGAC reports directly to the Ministry of Transportation and Communications and is responsible for supervising compliance with Peruvian laws and regulations relating to air navigation. In addition, the PDGAC regulates the assignment of national and international routes, and the compliance with certain insurance requirements, and it regulates flight operations, including personnel, aircraft and security standards, air traffic control and airport management. We have obtained and maintain the necessary authorizations from the Peruvian government to conduct flight operations, including authorization and technical operative certificates, the continuation of which is subject to the ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.
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
International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Peru and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Peru, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, the PDGAC awards it in compliance with different designation rules for a period of four years. The PDGAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. If an airline fails to operate a route for a period of 90 days or more, the PDGAC may terminate its rights to that route. In recent years, the PDGAC has revoked the unused route frequencies of several Peruvian operators.
Ecuador
Aeronautical Regulation
There are two institutions that control commercial aviation on behalf of the State: (i) The Ecuadorian National Civil Aviation Counsel Consejo Nacional de Aviación Civil or CNAC”), which directs aviation policy; and (ii) the EDGAC, which is a technical regulatory and control agency. The CNAC issues operating permits and grants operating concessions to national and international airlines. It also issues opinions on bilateral and multilateral air transportation treaties, allocates routes and traffic rights, and approves joint operating agreements such as wet leases and shared codes.
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
Route Rights
Airlines must obtain authorization from the CNAC (an operating permit or concession) in order to provide air transportation services. For domestic operations, only companies incorporated in Ecuador may operate locally, and only aircraft registered in Ecuador and operated under dry leases agreements, or foreign aircraft, provided that they are registered as primary aircraft, are authorized to operate domestically.

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
Brazil
Aeronautical Regulation
The Brazilian aviation industry is regulated and overseen by the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil, or the “Brazilian ANAC”). The Brazilian ANAC reports directly to the Ministry of Ports and Airports, which is subordinated by the Federal Executive Power of this country. Primarily on the basis of Law No. 11.182/2005, the Brazilian ANAC was created to regulate commercial aviation, air navigation, the assignment of domestic and international routes, compliance with certain insurance requirements, flight operations, including personnel, aircraft and security standards, air traffic control, in this case sharing its activities and responsibilities with the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo, or “DECEA”), an entity subordinated to the Brazilian Air Force (Comando da Aeronáutica), under the Ministry of Defense, and responsible for managing the Brazilian Airspace Control System (SISCEAB), and airport management, in this last case sharing responsibilities with the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infra-Estrutura Aeroportuária, or “INFRAERO”), a public company that was created by Law No. 5862/72, and is responsible for administrating, operating and exploring Brazilian airports industrially and commercially (with the exception of airports granted to private initiative).
LATAM Airlines Brazil has obtained and maintains the necessary authority from the Brazilian government to conduct flight operations, including authorization and technical operative certificates from Brazilian ANAC, the continuation of which is subject to ongoing compliance with applicable statutes, rules and regulations pertaining to the airline industry, including any rules and regulations that may be adopted in the future.
Brazilian ANAC is the Brazilian civil aviation authority and it is responsible for supervising compliance with Brazilian laws and regulations relating to air transport. Brazil is a contracting state and a permanent member of the ICAO. The ICAO establishes technical standards for the international aviation industry, which Brazilian authorities have incorporated into Brazilian laws and regulations. In the absence of an applicable Brazilian regulation concerning safety or maintenance, Brazilian ANAC has incorporated by reference the majority of the ICAO’s technical standards.
Route Rights
Domestic Routes: Brazilian airlines operate under a public services concession, and for that reason Brazilian airlines are required to obtain a concession to provide passenger and cargo air transportation services from the Brazilian authorities. In addition, an Air Operator Certificate (AOC) is also required for Brazilian Airlines to provide regular domestic passenger or cargo transportation services. Brazilian Airlines also need to comply with all technical requirements established by the Brazilian ANAC. Based on the Brazilian Aeronautical Code (“CBA”) established by Brazilian Federal Law No. 7,565/86, there are no limitations to ownership of Brazilian airlines by foreign investors. The CBA also states that non-Brazilian airlines are not authorized to provide domestic air transportation services in Brazil. Under the CBA, domestic air transportation services are reserved for legal entities constituted under Brazilian laws, headquartered in Brazil with its management based in the country.
International Routes: Brazilian and non-Brazilian airlines providing services on international routes are also subject to a variety of bilateral civil air transport agreements that provide for the exchange of air traffic rights between Brazil and various other countries. International route rights, as well as the corresponding landing rights, are derived from a variety of air transport agreements negotiated between Brazil and foreign governments. Under such agreements, the government of one country grants the government of another country the right to designate one or more of its domestic airlines to operate scheduled services to certain destinations of the former and, in certain cases, to further connect to third-country destinations. In Brazil, when additional route frequencies to and from foreign cities become available, any eligible airline may apply to obtain them. If there is more than one applicant for a route frequency, Brazilian ANAC must carry out a public bid and award it to the elected airline, Brazilian ANAC grants route frequencies subject to the condition that the recipient airline operates them on a permanent basis. Brazilian ANAC’s Resolution No 491/18 indicates the requirements to establish the underuse of a frequency, and how it could be revoked and reassigned. This provision of the resolution came into force in September 2019.
Airfare Pricing Policy
Brazilian and non-Brazilian airlines are permitted to establish their own international and domestic fares, in this last case only for Brazilian airlines, without government regulation, as long as they do not abuse any dominant market position they may enjoy. Airlines may file complaints before the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”) with respect to monopolistic or other pricing practices by other airlines that violate Brazil’s antitrust laws.

Colombia

Aeronautical Regulation

The governmental entity in charge of regulating, directing and supervising civil aviation in Colombia is the Civil Aviation Special Management Unit (Unidad Administrativa Especial de Aeronáutica Civil, “Aerocivil” or “AC”), a special administrative unit attached to the Ministry of Transportation. The AC is the aeronautical authority for the entire national territory, in charge of regulating and supervising Colombian airspace in accordance with the Colombian Political Constitution, international treaties ratified by Colombia, and applicable aeronautical regulations. The AC has the authority to interpret, apply, and issue complementary regulations regarding civil aviation and air transportation to ensure compliance with the Reglamentos Aeronáuticos de Colombia ("RAC"), subject to the principles of legality and due process established in the Colombian Political Constitution and the Code of Administrative Procedure and Administrative Litigation (Law No. 1,437 of 2011). The AC also grants the necessary permits for air transportation.

Route Rights

The AC grants operation permits to domestic and foreign carriers that intend to operate in, from and to Colombia. In the case of Colombian airlines, in order to obtain the Air Operator Certificate (AOC) and operational permit, the company must comply with the RAC and fulfill legal, economic, financial, and technical requirements, established in Decree N. 1,282 of 1994 and related regulations. The application process includes a public hearing procedure where the public convenience and necessity of the service is evaluated, in accordance with the principles of transparency and public participation required under Colombian administrative law. The same process must be followed to add national or international routes. The granting of international routes is subject to the bilateral and multilateral air service agreements entered into by Colombia Exceptions to the public hearing procedure include: (i) applications from air carriers of member countries of the Andean Community (CAN) under Decision No. 582 of 2004, which establishes an open skies regime among member states; (ii) routes or permits that are part of a liberalized regime under applicable bilateral or multilateral agreements; and (iii) other exceptions as may be established by the AC in accordance with applicable regulations. Even if the public hearing process does not apply, the airline must submit a complete technical, economic, and financial study to the AC and the request must be published on the official website of the authority for a minimum period as established by regulation, in compliance with the right to access public information guaranteed by Article 74 of the Colombian Political Constitution and Law No. 1,712 of 2014 (Transparency and Access to Public Information Law) Route authorizations are granted on a non-transferable basis and are specific to the authorized air carrier, in accordance with Decree No. 1,282 of 1994. Regarding foreign investment in Colombian airlines, while there are generally no restrictions on the percentage of foreign capital participation in domestic air carriers under current regulations, such investments must comply with foreign investment registration requirements established by the Central Bank (Banco de la República) and the Ministry of Commerce, Industry and Tourism, and are subject to applicable competition law provisions under Law No. 1,340 of 2009 (Superintendence of Industry and Commerce).

Airfare Pricing Policy

Since July 2007, pursuant to Resolution No. 3,299 of 2007, issued by Aerocivil, minimum airfare requirements for both international and domestic air transportation were eliminated, allowing airlines to establish fares based on market conditions, subject to consumer protection laws, including Law No. 1,480 of 2011 (Consumer Protection Statute). Under Resolution No. 904 of 2012, issued in February 2012, the Aerocivil eliminated the mandatory fuel surcharge for both domestic and international air transportation of passengers and cargo. As of April 1, 2012, air carriers may decide at their discretion whether to charge a fuel surcharge, provided that such charges comply with consumer protection regulations and transparency requirements. If a fuel surcharge is charged, it must be included in the total fare price, but must be disclosed separately and clearly on tickets, in advertising, and in all marketing materials used by the airline, in accordance with consumer transparency and information rights established under Law No. 1480 of 2011 and Decree No. 1,074 of 2015 (Single Regulatory Decree of the Commerce, Industry and Tourism Sector).

In the same line, as of April 1, 2012, there is no longer any restriction on maximum fares published by the airlines or with respect to the obligations for air carriers to report to the Aeronautical civil authority the fares and conditions the day after being published maximum airfare restrictions were eliminated, and airlines are no longer required to report fares and conditions to Aerocivil on the day following publication. However, airlines remain subject to: (i) general reporting obligations as may be required by Aerocivil for statistical and regulatory purposes; (ii) consumer protection laws that prohibit abusive, misleading, or discriminatory pricing practices under Law No. 1,480 of 2011; and (iii) competition law provisions under Law No. 1,340 of 2009 that prohibit price-fixing and other anticompetitive conduct.

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

The FNE or an aggrieved person may sue for damages arising from a breach of Antitrust Law by suing in the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia, or “TDLC”). The TDLC has the authority to impose a variety of sanctions for violations of the Antitrust Law, including: (i) the amendment or termination of acts and contracts; (ii) the amendment or dissolution of legal entities involved in the infringement; and/or (iii) the imposition of a fine up to 30% of the sales of the infringing entity corresponding to the line of products and/or services associated to the infraction, during the entire term for which the infringement lasted; alternatively, a fine equal to the double of the economic benefit obtained by the infringing company; or when none of these alternatives can be applied, a fine up to approximately US$50 million (60,000 UTA). If the TDLC finds an antitrust infringement, an aggrieved person may sue for damages in a follow-on suit before the TDLC, including both individual claims as well as class actions.

The Antitrust Law also considers the possibility of criminal sanctions for individuals involved in cartel cases. On August 17, 2023 Chilean Law No. 21,595 (the Economic Crimes Act, or “ECA”) was published in the Official Gazette. The ECA modified the criminal sanctions applicable to individuals in cartel cases, which include the following:

1.Imprisonment in its maximum degree to imprisonment in its minimum degree (i.e., from three years and one day to 10 years).

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

4.Disqualification from holding public office, from three years to perpetuity.

5.Disqualification from serving as director or principal executive on any entity subject to the supervision of the Financial Market Commission or in a company controlled by the State, from three to 10 years.

6.Disqualification from contracting with the State (any of its organs, services, companies or companies) and termination of any contract in force with the State, from three years to perpetuity. The disqualification is extended to any company, foundation or corporation in which the convicted person is directly or indirectly a partner, shareholder or member.

These sanctions can be applied jointly. In addition, according to the ECA, cartel crimes always qualify as an “economic crime,” so that the specific determination of the prison sentence to be imposed, as well as the decision on its potential substitution by a form of execution in freedom or with partial imprisonment, is governed by the ECA.

As described above under “—Airfare Pricing Policy,” pursuant to Resolution No. 445 of August 1995, the predecessor to the TDLC approved a merger between LAN Chile and LADECO subject to certain conditions, including a specific self-regulated fare plan for domestic air passenger market consistent with the TDLC’s directive to maintain a competitive environment within the domestic market. This self-regulated fare plan was updated by the TDLC particularly to maintain its objective which consists of a tariff regulation, through which maximum rates are established on non-competitive routes under a monthly compliance scheme. Thus, since October 1997, LATAM Chile follows a self-regulated plan, which was modified and approved by the TDLC in July 2005, and further in September 2011. In February 2010, the FNE closed the investigation initiated in 2007 regarding our compliance with this self-regulated fare plan and no further observations were made.

In June 2012, the antitrust authorities in Chile and Brazil each imposed certain mitigation measures as part of their approval of the LAN/TAM merger. Furthermore, the association was also submitted to the antitrust authorities in Germany, Italy, Spain and Argentina. All these jurisdictions granted unconditional clearances for this transaction. For more information regarding these mitigation measures, see below.

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

2.extension of the airline loyalty program to airlines operating or willing to operate the Santiago-São Paulo, Santiago-Rio de Janeiro, Santiago-Montevideo and Santiago-Asunción routes during the five-year period from the effective time of the merger;

3.execution of interline agreements with airlines operating the Santiago-São Paulo, Santiago-Rio de Janeiro and Santiago-Asunción routes;

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

Around June 2015, the FNE filed a complaint against LATAM before the TDLC alleging that LATAM was not complying with the Seventh Condition. LATAM filed a statement of defense opposing the claim and later reached a settlement agreement with the FNE (the “Settlement Agreement”) which was approved by the TDLC on December 22, 2015. The Settlement Agreement terminated the legal proceeding initiated by the FNE and did not establish any violation by LATAM of the TDLC resolutions or any applicable antitrust regulations by LATAM. The Settlement Agreement did establish the obligation of LATAM to amend and terminate certain code share agreements and contract an independent third-party consultant, which would act as an advisor to the FNE to monitor the compliance by LATAM of the Seventh Condition and the Settlement Agreement.

On October 15, 2019, LATAM was notified that the FNE had opened an investigation regarding a joint venture agreement entered into between LATAM and Delta. On August 13, 2021, Delta and LATAM reached an Out-of-Court agreement with FNE to close the investigation and allow the implementation of their joint venture agreement, subject to certain mitigation measures. On October 28, 2021 the settlement was approved by the TDLC. The mitigation measures included, among others, obligations for LATAM to restrict and isolate information exchanges and databases related to joint venture markets, as well as updating the company’s compliance program. The settlement also imposes certain obligations on Delta and on directors to LATAM’s board nominated with Delta’s votes, such as affidavits attesting the independence of LATAM’s directors nominated with Delta’s votes, compliance measures to restrict the exchange of commercially sensitive information, and periodic antitrust training regarding their obligations under the settlement.

On November 6, 2023, LATAM, Delta and FNE reached another out-of-court agreement to amend part of the codeshare agreements between the companies, which was approved by the TDLC on December 7, 2023.

Relatedly, on October 3, 2025, LATAM and the FNE reached another out-of-court agreement to amend certain provisions of the existing codeshare agreements between LATAM and Delta, which was approved by the TDLC on October 29, 2025.

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

Uruguay

On December 14, 2020, the antitrust authority of Uruguay (Comisión de Promoción y Defensa de la Competencia) approved the Joint Venture Agreement between LATAM and Delta Air Lines. The same agreement was filed before the aeronautical authority of Uruguay (the Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica) on September 21, 2020 and approved by default on December 20, 2020, as the timeframe provided by the Aeronautical Code Law to the authority in order to resolve on the matter expired (90 days after filing).

United States

On July 8, 2020, LATAM and Delta Air Lines applied for approval and antitrust clearance of all the agreements related to their Joint Venture Agreement before the U.S. Department of Transportation (“DOT”). On September 30, 2022, the DOT approved the Joint Venture Agreement between Delta Air Lines and LATAM group.

Colombia

On September 4, 2020, LATAM and Delta Air Lines applied for an approval of the Joint Venture Agreement before Aerocivil, which was finally received on May 10, 2021.

C.Organizational Structure
LATAM Airlines Group and LATAM Airlines Brazil ownership structure as of March 2, 2026 is as follows:

Sixth Street Partners (13.22%)	Delta Air Lines (10.57%)	Qatar Airways (10.56%)	AFP Habitat S.A. (5.92%)	Cueto Group (5.29%)	Others (54.43%)

	TEP Chile S.A.	LATAM Airlines Group S.A. (Chile)

100% non voting shares
	48.96% voting share	51.04% voting share

		HoldCo I S.A. (Chile)			100% preferred shares

100% common shares

TAM S.A. (Brazil)

100%

TLA S.A. (Brazil)

As of December 31, 2025, LATAM group is composed of LATAM Airlines Group, incorporated in Chile, and nine main operating subsidiaries as follow:

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
(2) TAM includes its affiliate TLA.
For more information, see Notes 1 and 14 to our audited consolidated financial statements.
D.Property, Plants and Equipment
Chile
Headquarters
Our main corporate facility is located in Las Condes, where we rent 6,750 m² for our executive offices in a central location of Santiago, Chile. This space is distributed on seven floors along one building.
Maintenance Base
Our 162,500 m² maintenance base is located on a site that we own inside Comodoro Arturo Merino Benítez International Airport. This facility contains our aircraft hangar (12,000 m²), warehouses (10,000 m²), workshops (5,300 m²) and offices (11,000 m²), other spaces (22,500m²), as well as a 98,000 m² aircraft parking area capable of accommodating up to 17 short-haul aircraft. We also lease from the Sociedad Concesionaria Nuevo Pudahuel S.A. approximately 6,320 m² of space inside the Comodoro Arturo Merino Benítez International Airport for operational and service purposes.
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
Prime Cargo SpA., one of our affiliates that operates export customs warehouses, utilizes a 2,640 m² warehouse located at Comodoro Arturo Merino Benítez International Airport.

Brazil
Headquarters and Facilities
The Headquarters and Service Academy is located at Rua Atica, about 2.5 km from Congonhas Airport. This property, which LATAM Airlines Brazil owns, is used for human resources selection, medical services, training, mock-ups and offices. The Service Academy comprises 15,342 m² of land area and 9,032 m² of building area.
LATAM Airlines Brazil’s main facilities are located in São Paulo, in hangars within the Congonhas Airport and nearby. At Congonhas Airport, LATAM Airlines Brazil leases office facilities in converted hangars belonging to AENA (the Local Airport Administrator). These facilities comprise an area of approximately 38,807 m².
Maintenance Base
The Maintenance, Repair, and Overhaul (MRO) facility, located in the city of São Carlos in the state of São Paulo, is one of LATAM Airlines Brazil’s most important infrastructure assets. The facility spans a total area of 120 hectares, including a legal reserve and preservation area. Our MRO has 97,500 m² of built-up area, comprising nine hangars, including the recently inaugurated Hangar 9. This adds an additional 5,000 m², as well as 11,000 m² of apron area.

In addition, LATAM Airlines Brazil operates at Hangars II and V in Congonhas Airport, leased from AENA. This facility covers 23,886 m² of offices and hangars and accommodates approximately 1,300 workstations. It also serves as the base for critical operations, including aircraft maintenance, procurement, aeronautical materials logistics and retrofitting departments.
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
New Facilities
LATAM Airlines Brazil completed several infrastructure projects in Brazil during 2025, including:
1.Improvements and adaptations at GRU Airport to align with updated quality standards.
2.Completion of the project to modernize visual communication across cargo terminals.
3.Continued progress of a project to adapt non-administrative buildings and ensure compliance with accessibility standards.
4.The implementation and commencement of operations for a state-of-the-art maintenance hangar (Hangar 9) at the São Carlos MRO facility.
5.The continued reorganization and optimization of operational areas at Congonhas Airport.
6.The initial studies and project planning for the new LATAM Lounge with 4,700 m², which will become the largest airport lounge in Latin America when it opens in 2027.
7.The initiation of studies and project planning for the new EZ Tower office, comprising 1,800 m².
Other locations
We occupy a 36.3-acre site at the Miami International Airport that has been leased to us under a concession agreement by the Miami Dade Aviation Department. Our facilities include a 13,609 m² corporate building, a 115,824 m²

cargo warehouse (including 35,561 m² refrigerated area) and a 238,658 m² aircraft-parking platform. These facilities were constructed and are now leased to us under a long-term contract by Aeroterm, a division of Realterm. For the year ended 2025, we paid US$12.6 million in rent under the foregoing leases.

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

LATAM Airlines Peru is in the process of constructing new aircraft maintenance platform covering 65,000 m² at the new Jorge Chavez Airport in the city of Lima.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
You should read the following discussion of our financial condition and results of operations together with our audited consolidated financial statements and the accompanying notes beginning on page F-1 of this annual report on Form 20-F.
The summary consolidated annual financial information as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, has been prepared in accordance with IFRS Accounting Standards and has been derived from our audited consolidated annual financial statements included in this annual report on Form 20-F. The items included in the financial statements of each of the entities of LATAM Airlines Group and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM is the United States dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group and Subsidiaries.
Overview
We derive our revenues primarily from transporting passengers on our passenger aircraft, as well as from transporting cargo in the belly of our passenger aircraft and in our dedicated freighter aircraft. In 2025, 87.0% of our total revenues (including in the total for this purpose other income from operating activities) came from passenger revenues and 11.4% came from our cargo business. The remaining 1.6% was classified as other operating income, which consists primarily of LATAM travel business and other miscellaneous income.
Passenger Operations
In general, LATAM’s passenger revenues are driven by international and country-specific political and economic conditions, competitive activity, and the attractiveness of the destinations that are served. Passenger revenues are also affected by our capacity, traffic, load factors, yield and unit revenue. The capacity is measured in terms of ASKs, which represents the sum, across the network, of the number of seats made available for sale on each flight, multiplied by the kilometers flown by the respective flight. Traffic in RPKs is measured, as the sum, across the network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight. Load factors represent RPKs (traffic) as a percentage of ASKs (capacity), or the percentage of our capacity that is actually used by paying customers. Yield, revenue from passenger operations divided by RPKs, is used to measure the average amount that one passenger pays to fly one kilometer and unit revenue, or revenue per ASK, to measure the effect of capacity on revenues.

	For the year ended December 31,
	2025	2024	Var. %
ASKs (million) (at period end)
International	90,418.4	82,187.7	10.0%
SSC	27,647.5	27,817.1	(0.6)%
Domestic Brazil	52,746.6	47,925.9	10.1%
Total	170,812.5	157,930.8	8.2%

RPKs (million)
International	76,853.1	70,769	8.6%
SSC	23,053.7	22,892.8	0.7%
Domestic Brazil	44,203.3	39,475.6	12.0%
Total	144,110.2	133,137.5	8.2%

Passenger load factor (%)
International	85.0	86.1	(1.1)p.p.
SSC	83.4	82.3	1.1p.p.
Domestic Brazil	83.8	82.4	1.4p.p.
Combined load factor	84.4	84.3	0.1p.p.
In terms of passengers transported by LATAM group, during 2025 we carried 5.4 million more passengers than in 2024, totaling 87.4 million passengers. As of December 31, 2025, consolidated passenger traffic increased by 8.2% and consolidated passenger capacity increased by 8.2%.
As of December 31, 2025, LATAM Airlines Brazil increased its domestic operations, measured in ASKs, by 10.1% compared to 2024. Passenger traffic as measured in RPKs, increased by 12.0% in 2025 with regard to 2024, resulting in a 1.4 percentage points increase in the passenger load factor of LATAM Airlines Brazil, remaining at 83.8%.
The domestic operations of our affiliate carriers based in Chile, Colombia, Ecuador and Peru, which accounted for 16.2% of total passenger capacity (measured in ASKs), showed an increase of 0.7% in passenger traffic (measured in RPKs) in 2025 while capacity decreased (0.6%) as compared to 2024. As a result, the passenger load factor remained stable at 83.4%.
The group’s international operations expanded during 2025. Compared to 2024, capacity in international operations increased by 10.0% and traffic by 8.6% in 2025, resulting in a passenger load factor of 85.0%, a decrease of (1.1) percentage points versus the prior year.
Cargo Operations
Cargo operations depend on exports from South America to North America and Europe, and imports from North America and Europe to South America, where Brazil is the main import market. Cargo markets are affected by economic conditions, foreign exchange rates, changes in international trade, the health of particular industries and competition and fuel prices (which we usually pass on to our customers through a cargo fuel surcharge). Cargo revenues are affected by the capacity, traffic, cargo load factors and yield. The capacity is measured in terms of ATKs which represents the number of tons available across the network for the transportation of cargo on each flight, multiplied by the kilometers flown by the respective flights. Traffic in revenue ton kilometers is measured as the amount of cargo loads (measured in tons) on each flight multiplied by the number of kilometers flown by the respective flights. Load factors represent RTKs (traffic) as a percentage of ATKs (capacity), or the percentage of the cargo capacity that is actually used to transport cargo for the customers. Finally, cargo yield, is used to measure the average amount that the customers pay to transport one ton of cargo per kilometer.
As of December 31, 2025, cargo traffic increased by 2.2% relative to the same period in 2024, while cargo capacity increased 3.1% year-over-year, which led to a decrease of 0.4 percentage points in cargo load factor to 53.3%. Cargo yield decreased 1.1% year-over-year. As a result, revenues per ATK slightly decreased by 0.3% in 2025 compared to 2024, reflecting normalization following the extraordinarily strong cargo performance in late 2024.
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
As an airline group, we are subject to fluctuations in costs that are outside of our control, particularly fuel prices. During 2025, average jet fuel prices decreased by 9.1% compared to 2024. LATAM has a hedging policy to protect medium term liquidity risk from fuel price increases, while participating in the benefits of fuel price reductions. Cost of fuel is also affected by the amount of gallons we consume, which depends on the size of our operation, the efficiency of our fleet and the impact of our efficiency programs.
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
Fleet related expenses, namely aircraft rentals, aircraft maintenance and depreciation, are another significant cost, and mainly depend on the number and type of aircraft that are owned and that are under leases. Generally, these costs are largely fixed and can be reduced on a per unit basis by achieving higher aircraft utilization rates. In 2024, only a small fraction of LATAM’s wide-body fleet operated on a payment-by-use basis (known as power-by-the-hour, “PBH”), as a result of the Company’s negotiations with creditors and lessors during its Chapter 11 Restructuring.These temporary arrangements concluded by year-end 2024, and no PBH-related expenses remain in 2025.
The Aircraft Rentals expense corresponds exclusively to LATAM group’s fleet PBH contracts. The Aircraft Rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payment based on PBH at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as a result, at the date of modification of the contract.These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

Results of Operations
LATAM Financial Results Discussion: For the year ended December 31, 2025, compared to the year ended December 31, 2024.
The following table sets forth certain income statement data for LATAM, for the year ended December 31, 2025, and December 31, 2024.

	For the year ended December 31,
	2025	2024	2025	2024

	(in US$ millions, except per share data)		As a percentage of total operating revenues		2025/2024 % change
Consolidated Results of Income by Function
Operating revenues
Passenger	12,611.5	11,233.3	88.4%	87.5%	12.3%
Cargo	1,653.5	1,599.8	11.6%	12.5%	3.4%
Total revenues	14,265.1	12,833.0	100.0%	100.0%	11.2%

Cost of sales	(10,104.9)	(9,565.9)	(70.8)%	(74.5)%	5.6%

Gross margin	4,160.2	3,267.1	29.2%	25.5%	27.3%
Other income	229.9	200.7	1.6%	1.6%	14.6%
Distribution costs	(579.0)	(606.2)	(4.1)%	(4.7)%	(4.5)%
Administrative expenses	(870.5)	(824.5)	(6.1)%	(6.4)%	5.6%
Other expenses	(603.9)	(459.8)	(4.2)%	(3.6)%	31.3%
Financial income	146.3	142.4	1.0%	1.1%	2.7%
Financial costs	(721.4)	(882.0)	(5.1)%	(6.9)%	(18.2)%
Foreign exchange gains (losses)	(141.5)	172.9	(1.0%)	1.3%	(181.8)%
Result of indexation units	(0.3)	19.5	—%	0.2%	(101.5)%
Other gains/(losses)	(1.2)	(36.2)	—%	(0.3)%	(96.7)%

Income before taxes	1,618.6	993.9	11.3%	7.7%	62.8%
Income tax (expense)	(155.1)	(16,489)	(1.1)%	(0.1)%	840.4%

Net income for the year	1,463.6	977.4	10.3%	7.6%	49.7%

Income attributable to owners of the parent company	1,460.0	977.0	10.2%	7.6%	49.4%

Income (loss) attributable to non-controlling interests	3.6	0.5	—	—	(656.2)%

Net income for the year	1,463.6	977.4	10.3%	7.6%	49.7%

Earning (loss) per share
Basic earning (loss) per share (US$)	0.00248	0.00162	n.a	n.a	53.3%
Diluted earning (loss) per share (US$)	0.00248	0.00162	n.a	n.a	53.3%
______________________________________________________
*The abbreviation “n.a.” means not available.

Operating Revenues
Our total revenues increased by 11.2% to US$14,265.1 million for the year ended December 31, 2025 from US$12,833.0 million as of December 31, 2024.
Passenger revenues increased by 12.3% to US$12,611.5 million in 2025 from US$11,233.3 million in 2024. Total passenger capacity (measured in ASKs) increased by 8.2%, while passenger traffic (measured in RPKs) increased by 8.2%, due to a healthy demand environment throughout 2025, resulting in a consolidated passenger load factor of 84.4%, up 0.1 percentage points versus 2024. Passenger yields increased 3.7% when compared to 2024, and revenues per ASK (PRASK) rose 3.8%, reflecting in our view the strength of LATAM group's differentiated value proposition.
Cargo revenues increased by 3.4%, to US$1,653.5 million in 2025 from US$1,599.8 million in 2024. Total cargo capacity (measured in ATKs) increased by 3.1% year-over-year, which led to a decrease of 0.4 percentage points in cargo load factor to 53.3%. Cargo yield decreased 1.1% year-over-year. As a result, revenues per ATK slightly decreased by 0.3% in 2025 compared to 2024, reflecting normalization following strong cargo performance in late 2024.
Passenger and cargo revenues accounted for 88.4% and 11.6% of total revenues in 2025, respectively.
Cost of Sales
Cost of sales increased by 5.6% to US$10,104.9 million for the year ended December 31, 2025 (from US$9,565.9 million in 2024), mainly due to an 8.2% increase in passenger operations.
The table below presents cost of sales information for the fiscal year ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024	2025	2024

	(in US$ millions)		As a percentage of total operating revenues		2025/2024 % change
Revenues	14,265.1	12,833.0	100.0%	100.0%	11.2%
Cost of sales	(10,104.9)	(9,565.9)	(70.8)%	(74.5)%	5.6%

Aircraft Fuel	(3,804.8)	(3,970.1)	(26.7)%	(30.9)%	(4.2)%
Wages and Benefits	(1,530.7)	(1,330.5)	(10.7)%	(10.4)%	15.0%
Other Rental and Landing Fees	(1,635.1)	(1,469.3)	(11.5)%	(11.4)%	11.3%
Depreciation and Amortization	(1,586.2)	(1,318.1)	(11.1)%	(10.3)%	20.3%
Aircraft Maintenance	(862.7)	(815.9)	(6.0)%	(6.4)%	5.7%
Passenger Services	(382.3)	(331.9)	(2.7)%	(2.6)%	15.2%
Aircraft Rentals	—	(4.2)	—	—%	(100.0)%
Other Costs of Sales	(303.1)	(325.9)	(2.1)%	(2.5)%	(7.0)%

For the year ended December 31, 2025, aircraft fuel expenses were US$3,804.8 million, a 4.2%, or US$165.3 million, decrease compared to US$3,970.1 million in the year ended December 31, 2024. This decrease was driven by a 9.9% decrease in the average jet fuel price (including hedges) which more than offset a 6.4% increase in fuel consumption associated with the expansion of operations. Additionally, during the year ended December 31, 2025, we recorded a US$19.1 million gain from fuel hedges compared to a US$18.1 million gain recorded during the year ended December 31, 2024.

For the year ended December 31, 2025, other rentals and landing fees totaled US$1,635.1 million, a 11.3%, or US$165.8 million, increase compared to US$1,469.3 million in the same period in 2024. The increase in this expense line is related to the 8.2% increase in passenger operations.

For the year ended December 31, 2025, wages and benefits expense totaled US$1,530.7 million, a 15.0%, or US$200.2 million, increase compared to US$1,330.5 million for the year ended December 31, 2024. This increase is mainly explained by the increase in the average headcount of the group, particularly in cabin crew, in line with the increase in passenger operations, together with higher compensation paid by the respective affiliates to their employees, including a special bonus of US$40 million in recognition of the strong results in recent years.

For the year ended December 31, 2025, depreciation and amortization reached US$1,586.2 million, a 20.3%, or US$268.1 million, increase compared to US$1,318.1 million in the year ended December 31, 2024, mainly explained by an increase in the number of aircraft in the fleet during this period, including newer aircraft.

For the year ended December 31, 2025, aircraft maintenance totaled US$862.7 million, an 5.7%, or US$46.8 million, increase compared to US$815.9 million in the same period in 2024 explained by increased level of operations and cost escalation driven by supply chain issues, and partially offset by the reversal of certain maintenance provisions related to the early termination of operating lease contracts that subsequently transitioned to finance leases.

For the year ended December 31, 2025, passenger service totaled US$382.3 million, a 15.2%, or US$50.4 million, increase compared to US$331.9 million in the same period in 2024, which is primarily explained by a 6.6% increase in the number of passengers carried during the period, and a more significant international and premium mix in operations.

For the year ended December 31, 2025, aircraft rentals were US$0.0 million, a 100.0%, or US$4.2 million, decrease compared to US$4.2 million in the year ended December 31, 2024. This decrease is explained by the expiration of all power-by-the-hour (“PBH”) contracts for aircraft. The aircraft rentals expense line item includes costs associated with lease payments based on PBH for contracts that have been modified to that structure. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft.

For the year ended December 31, 2025, other cost of sales reached US$303.1 million, a 7.0%, or US$22.8 million, decrease compared to US$325.9 million in the year ended December 31, 2024, driven by lower scrap and amortization expenses resulting from cost reduction initiatives. This was partially offset by higher crew variable expenses due to expanded passenger operations in 2025.

As a result of the above, gross margin (defined as total revenue minus cost of sales) for the year ended December 31, 2025, totaled a gain of US$4,160.2 million, compared to a gain of US$3,267.1 million for the year ended December 31, 2024.
Other Consolidated Results

For the year ended December 31, 2025, other income totaled US$229.9 million, generated primarily from strong performance in ancillary services sales within the LATAM Travel business. This represented a 14.6%, or US$29.3 million, increase compared to the year ended December 31, 2024.

For the year ended December 31, 2025, distribution costs totaled US$579.0 million, a 4.5%, or US$27.2 million, decrease compared to the year ended December 31, 2024, mostly attributed to lower booking system expenses.

For the year ended December 31, 2025, administrative expenses totaled US$870.5 million, a 5.6%, or US$46.0 million, increase compared to the year ended December 31, 2024, mainly due to the increase in headcount.

For the year ended December 31, 2025, other expenses totaled US$603.9 million, a 31.3%, or US$144.1 million, increase compared to the year ended December 31, 2024, mainly due to higher software and infrastructure services expenses, as well as the reversal of provisions for tax contingencies, during 2024, which affect the comparison base.

For the year ended December 31, 2025, financial income totaled US$146.3 million, a 2.7%, or US$3.9 million, increase compared to the year ended December 31, 2024, mainly as a result of a higher level of cash balance compared to the year ended December 31, 2024.

For the year ended December 31, 2025, financial costs totaled US$721.4 million, a 18.2%, or US$160.5 million, decrease compared to the year ended December 31, 2024, mainly explained by the interest rate savings obtained from the refinancing of our senior secured notes due 2027 and 2029 completed in October 2024 and July 2025, respectively, partially offset by the income statement impacts related to these refinancings.

For the year ended December 31, 2025, foreign exchange gains (losses) totaled US$141.5 million in losses, a 181.8%, or US$314.4 million, decrease compared to the year ended December 31, 2024, mainly as a result of the appreciation of the Brazilian real compared to December 31, 2024.

For the year ended December 31, 2025, other gains and losses amounted to US$1.2 million in losses, compared to a loss of US$36.2 million in 2024, mainly explained by lower expenses associated with labor proceedings in Argentina. This line item also includes the effect of the early termination of contracts for aircraft under operating leases, which were subsequently replaced with finance leases.

For the year ended December 31, 2025, income tax cost totaled US$155.1 million, a 840.4%, or US$138.6 million, increase compared to the year ended December 31, 2024. This difference is mainly explained by an increase of US$3.1 million in deferred tax benefits and an increase of US$141.7 million in current tax expense related to certain subsidiaries of the group.
Net profit
Net profit for the year ended December 31, 2025 totaled US$1,463.6 million, compared to a net profit of US$977.4 million recorded in 2024. Net profit attributable to owners of the parent company was US$1,460.0 million in 2025

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

(ii)The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and
(iii)All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) for currency translation differences income (losses) or currency translation, before tax.”
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
Effects of Exchange Rate Fluctuations
Our functional currency is the U.S. dollar for financial reporting purposes, including the composition of our balance sheet and effects on our results of operations. In 2025, 45.5% of our revenues were denominated in U.S. dollars or Euros, while 61.9% were either denominated, linked or pegged to those currencies. Additionally, 68.9% of our expenses were denominated in U.S. dollars or Euros, particularly fuel costs, insurance, aircraft components and supplies, and aircraft rentals.
A substantial majority of our liabilities are denominated in U.S. dollars (62.5% as of December 31, 2025), including bank loans, certain air traffic liabilities, and certain amounts payable to our suppliers. As of December 31, 2025, 74.3% of our assets were denominated in U.S. dollars, principally aircraft, cash and cash equivalents, accounts receivable and other fixed assets. Substantially all of our commitments, including operating lease and purchase commitments for aircraft, are denominated in U.S. dollars.
Balance sheet imbalance denominated in currencies other than the functional currency of each specific entity creates a foreign exchange rate exposure that impacts our foreign exchange losses and gains due to exchange rate fluctuations. We recorded a net foreign exchange loss of US$141.5 million in 2025, compared to a net foreign exchange gain of US$172.9 million in 2024, which are set forth in our consolidated statement of income under “—Foreign Exchange gains/(losses).” For more information, see Notes 2.3 and 28 to our audited consolidated financial statements.
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
IFRS Accounting Standards / Non-IFRS Accounting Standards Reconciliation
We use “Adjusted Cost per ASK” and “Adjusted Cost per ASK excluding fuel price variations” in analyzing operating expenses on a per unit basis. We believe “Adjusted Operating Expense” is a useful measure as it presents the sum of our costs of sales and several components of our operating expenses to provide a supplemental measure of the expenses we incur in running our business. “Adjusted Operating Expenses” include adjustments to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities gains, as further adjusted by the aircraft rentals expense and by our Corporate Incentive Plan. ASKs measures the number of seats of capacity available for the transportation of passengers multiplied by the kilometers flown across our network. To obtain our adjusted unit costs, which are used by our management in the analysis of our results, we divide our total Adjusted Operating Expenses by our total ASKs. The cost component is further adjusted to obtain “Adjusted Costs per ASK excluding fuel price variations,” in order to remove the impact of changes in fuel prices for the year. “Adjusted Cost per ASK” and “Adjusted Cost per ASK excluding fuel price variations” do not have a standardized meaning, and as such may not be comparable to similarly titled measures provided by other companies. These metrics should not be considered in isolation or as a substitute for operating expenses or as indicators of performance or cash flows or as a measure of liquidity.

	For the year ended December 31,
	2025	2024	2023
Adjusted Cost per ASK
Cost of sales (US$ million)	10,104.9	9,565.9	8,816.6
Distribution costs (US$ million)	579.0	606.2	587.3
Administrative expenses (US$ million)	870.5	824.5	683.3
Other expenses (US$ million) (1)	603.9	459.8	532.8
Other gains/(losses) (US$ million)	1.2	36.2	91.0
Total Operating Expenses (US$ million)	12,159.5	11,492.7	10,711.0
Other gains/(losses) (US$ million)	(1.2)	(36.2)	(91.0)
Corporate Incentive Plan (US$ million) (2)	(18.2)	(78.8)	(66.8)
Aircraft Rentals (US$ million) (3)	—	(4.2)	(91.9)
Gains from restructuring activities (US$ million)	—	—	—
Adjusted Operating Expenses (US$ million)	12,140.0	11,373.5	10,461.3
Divided by ASK (million)	170,812.5	157,930.8	137,251.1
- Adjusted Cost per ASK (US$ cents)	7.11	7.20	7.62

Adjusted Cost per ASK excluding fuel price variations
Adjusted Operating Expenses (US$ million)	12,140.0	11,373.5	10,461.3
- Aircraft fuel (US$ million)	(3,804.8)	(3,970.1)	(3,947.2)
Divided by ASK (million)	170,812.5	157,930.8	137,251.1
- Adjusted Cost per ASK excluding fuel price variations (US$ cents)	4.88	4.69	4.75
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
3.Corresponds exclusively to LATAM group’s fleet power-by-the-hour (“PBH”) contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group’s variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

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
The table below shows the calculation of our revenues per ASK or ATK, as applicable, in each of the periods indicated.

	For the year ended December 31,
	2025	2024	2023
Passenger Revenues (US$ thousands)	12,611,528	11,233,287	10,215,148
ASK (million)	170,812.5	157,930.8	137,250.5
Passenger Revenues/ASK (US$ cents)	7.38	7.11	7.44
Cargo Revenues (US$ thousands)	1,653,528	1,599,756	1,425,393
ATK (million)	8,312.7	8,066.1	7,171.0
Cargo Revenues/ATK (US$ cents)	19.89	19.83	19.88
Seasonality
Operating revenues are substantially dependent on overall passenger and cargo traffic volume, which is subject to seasonal and other changes in traffic patterns. Passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. However, seasonality is partially mitigated by LATAM group’s focus on business passengers (which are less sensitive to seasonality) and higher paying leisure passengers that contribute premium revenues. Additionally, the expansion of the LATAM group into other countries and the cargo segment with different seasonal patterns has also moderated the overall seasonality of the passenger business.
Operating Data
The table below presents LATAM group’s unaudited operating data as of and for the years ended December 31, 2025, 2024 and 2023. We believe this operating data is useful in reporting the operating performance of its business and may be used by certain investors in evaluating companies operating in the global air transportation sector. However, these measures may differ from similarly titled measures reported by other companies, and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS Accounting Standards. This unaudited operating data is not included in or derived from LATAM’s financial statements.

	For the year ended December 31,
Operating Data	2025	2024	2023
	(in millions)
ASKs	170,812.5	157,930.8	137,250.5
RPKs	144,110.2	133,137.5	114,006.6
ATKs	8,312.7	8,066.1	7,171.0
RTKs	4,426.8	4,330.4	3,704.0
B.Liquidity and Capital Resources
LATAM’s cash and cash equivalents amounted to US$2,150.1 million as of December 31, 2025, US$1,957.8 million as of December 31, 2024, and US$1,714.8 million as of December 31, 2023.
The US$192.3 million net increase in cash and cash equivalents from 2024 to 2025 was driven by cash flow from operations of US$3,737.1 million. This operating performance funded the Company’s capital allocation of 2025, which included US$605.2 million in dividend payments and US$584.8 million across two share repurchase programs.

The US$243.0 million increase in cash and cash equivalents from 2023 to 2024 can be explained by an increase in the cash flow from operations, which amounted to US$3,106.3 million.
Cash position and liquidity
The following table provides a summary of our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2025 , 2024 and 2023 and our total cash position as of December 31, 2025, 2024 and 2023.

	For the year ended December 31,
	2025	2024	2023

	(in US$ million)
Net cash flow from operating activities	3,737.1	3,106.3	2,263.6
Net cash flow from (used in) investing activities	(1,579.8)	(1,169.7)	(659.5)
Net cash flow from (used in) financing activities	(2,019.6)	(1,564.9)	(1,150.2)
Effects of variation in the exchange rate on cash and cash equivalents	54.6	(128.8)	44.2

Cash and cash equivalents at the beginning of the year	1,957.8	1,714.8	1,216.7
Cash and cash equivalents at the end of the year	2,150.1	1,957.8	1,714.8
As of December 31, 2025 in addition to cash and cash equivalents, LATAM has US$1,550 million related to two undrawn Revolving Credit Facilities and a new Spare Engine Facility that increased available liquidity by US$25 million.
Net cash flows from operating activities
Cash flow from operations derives primarily from providing air passenger and cargo transportation to customers. Operating cash outflows are primarily related to expenses of airline operations, including fuel consumption. Net cash inflows from operating activities in 2025 increased by US$630.8 million, from US$3,106.3 million in 2024 to US$3,737.1 million in 2025, mainly explained by a better operating margin, higher inflows from sales and other collections. This was partially offset by an increase in payments to suppliers, increased taxes, employee expenses and other operating outflows.
Net cash inflows from operating activities in 2024 increased by US$842.8 million, from US$2,263.6 million in 2023 to US$3,106.3 million in 2024, which was driven mainly by a better operating margin, higher inflows from sales, other collections and a decrease in payments to suppliers, offset by increased taxes, employee expenses and other operating outflows.
Net cash flow used in investing activities
Net cash used in investing activities in 2025 increased to US$1,579.8 million from US$1,169.7 million in 2024. This increase was primarily driven by fleet and capacity expansion, which resulted in higher maintenance expenditures, purchases of intangible assets, and cabin improvement investments. This was partially offset by interest received, other cash inflows and proceeds from the sale of aircraft and other assets.
Net cash used in investing activities in 2024 increased to US$1,169.7 million from US$659.5 million in 2023. The increase is primarily due to higher maintenance, purchases of intangible assets, and cabin improvements. This was partially offset by interest received and proceeds from the sale of aircraft and other assets.
Net cash flows used in financing activities
In 2025, net cash used in financing activities amounted to US$2,019.6 million, an increase of US$454.7 million from the US$1,564.9 million in cash used in financing activities in 2024.
In 2025, the Company paid US$1,023.1 million in loan repayments, a decrease of US$981.4 million compared to US$2,004.5 million paid in 2024, explained mainly by the repayment and refinancing of exit-financing debt in 2024. In 2025, the Company also issued US$1,349.1 million principal amount of new debt, whereas in 2024, US$1,750.1 million of new debt was issued. The Company also paid dividends totaling US$605.2 million in 2025. In addition, two share repurchase programs were executed for an aggregate amount of US$584.8 million.

In 2024 , net cash in financing activities amounted to US$1,564.9 million, a decrease of US$414.6 million from the US$1,150.2 million in cash used in financing activities in 2023. In 2024, the Company paid US$2,004.5 million in loan repayments, an increase of US$1,662.5 million compared to US$342.0 million paid in 2023, explained mainly by the repayment and refinancing of exit-financing debt. In 2024, the Company also issued US$1,750.1 million principal amount of new debt, whereas no new debt was issued in 2023. In 2024, dividend payments amounted to US$174.5 million.

Sources of financing
Fleet Financing
LATAM typically finances the fleet with long-term loans covering between 85% and 100% of the net purchase price. It also finances our aircraft under sale and leaseback arrangements and operational leases in order to add flexibility to the fleet. For more information regarding fleet financing, refer to the information below and to “Long Term Indebtedness.”

From time to time in the past, we have considered, and may consider in the future, other forms of financing such as equity or debt, either secured or unsecured, securitization of cargo or ticket receivables or the securitization of fleet and engines.
Revolving Credit Facilities
On March 29, 2016, LATAM entered into a revolving credit facility agreement with several banks as lenders and Citibank NA as administrative agent for such lenders. This agreement was subsequently amended and restated on November 3, 2022, whereby LATAM was granted a revolving credit facility in the principal amount of US$600 million (the “Revolving Credit Facility I”).

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

On July 15, 2024, LATAM, acting through its branch domiciled in the State of Florida, United States of America, entered into the amendment to the Revolving Credit Facility II (the “Revolving Credit Facility II Amendment,” and together with the Revolving Credit Facility I Amendment, the “Revolving Credit Facility Amendments”) to, among other things: (i) extend the scheduled maturity date of the Revolving Credit Facility II from November 2026 to July 15, 2029; provided, however, that the Revolving Credit Facility II may be payable in advance 180 days prior to the maturity date of any of the financing agreements that share collateral with the Revolving Credit Facility II if by then such financing agreements have not been paid or extended; (ii) increase the amount of the Revolving Credit Facility II from US$500 million to US$750 million; (iii) delete references to the Chapter 11 Restructuring; (iv) include additional lenders to the Revolving Credit Facility II; and (v) modify certain commercial terms of the Revolving Credit Facility II relating to interest rates, fees and collateral involved.

On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2024), maturing on November 4, 2028. The funds were used to repay the previous Spare Engine Facility maturing on November 3, 2027.

As of December 31, 2025, the Company has US$1,575 million fully committed and available from the undrawn Revolving Credit Facilities. The available revolver capacity consists of three lines of credit: one for US$800 million, one for US$750 million and one for US$25 million.
Capital expenditures

Total Capital Expenditure Net of Financing is defined as the total capital expenditure incurred by the company for the acquisition, maintenance, or improvement of strategic assets, net of any third-party financing specifically used for these purposes. This metric serves as a direct reflection of the cash outflows committed to these activities.

This is calculated as the sum of maintenance CapEx and CapEx for growth and fleet net of financing. The definition of each line is as follows:

•Maintenance CapEx: Primarily includes engine shop visits, aircraft C-checks, and restocking of parts for existing operations, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group’s operations or add new features to the existing product offered.

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

The division between Maintenance CapEx and CapEx for growth and fleet is calculated internally based on the Company’s different strategic investments. This division is not publicly available.

LATAM Airlines Group’s total capital expenditures net of financing can be reconciled through the following lines: Purchase of Property, Plant and Equipment, Purchases of Intangible Assets, leased maintenance capitalization, along with the net impact of financing and other accounts.

	For the year ended December 31,
Historical Capital Expenditures	2025	2024	2023

	(in US$ millions)
Purchases of property, plant and equipment	(1,776)	(1,325)	(796)
Purchases of intangible assets	(104)	(94)	(68)
Reconciled by:
Leased maintenance capitalization	(185)	(246)	(295)
Capital raised for fleet related financing	559	99	—
Financing of pre-delivery payments	—	—	(71)
Recoveries of credits and guarantee deposit received from the sale of aircraft(1)	52	27	48
Insurance recovery	—	—	11
Total CapEx net of financing(2)	(1,454)	(1,540)	(1,170)
_____________________________________________________
1.In 2025, US$10.0 million was excluded from these line items, as it corresponded to advance payments related to aircraft sales during the period. In 2024, US$7.0 million was excluded for the same purpose.
Estimated CapEx
The table below shows LATAM’s estimated total capital expenditures net of financing for the years 2026, 2027 and 2028, which are subject to change and may differ from actual capital expenditures.

	Annual CapEx estimates for the year ended December 31,
	2026	2027	2028

	(in US$ millions)
Estimated Total CapEx net of financing	(1,692)	(1,714)	(1,739)
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

	Estimates for the year, ended December 31
	2026	2027	2028

	(in US$ millions)
Fleet Commitments	(2,112)	(1,290)	(3,587)

Long Term Indebtedness
As of December 31, 2025, the average interest rate of our total financial debt was 6.6%. Out of the total financial debt, approximately 66% accrues interest at a fixed rate (through a stated fixed interest rate) or is subject to interest rate caps.

As of December 31, 2025, LATAM had US$4.3 billion in nominal financial debt liabilities. Of this amount, there are no remaining disputed claims.

For additional information on our long-term indebtedness, see Note 31 (Commitments) in our audited consolidated financial statements.

Secured Debt
Aircraft Debt
1.ECA/EXIM: Bank loans and bonds guaranteed by Export Import Bank of the United States (“EX IM Bank”) and Export Credit Agency (“ECA”) guaranteed loan debt. As of December 31, 2025, the total outstanding amount under these facilities was US$306 million.
2. Commercial Bank Loans: As of December 31, 2025, secured commercial bank loans debt totaled US$1,100 million.
3. Tax Leases: LATAM has secured debt through Tax Structures with a call option. As of December 31, 2025, the outstanding obligations under these tax leases were US$158 million.

Non Aircraft Debt
1.Senior Secured Notes: On October 15, 2024, LATAM Airlines Group issued senior secured notes due 2030 for an aggregate principal amount of US$1,400 million with a coupon of 7.875%. On June 26, 2025, LATAM Airlines Group issued senior secured notes for an aggregate principal amount of US$800 million with a coupon of 7.625% and used the proceeds to fully repay the senior secured notes maturing in 2029 which were issued on October 18, 2022, for an aggregate principal amount of US$700 million.
2.Spare Engine Facility: On November 4, 2024, we, through our Florida branch, entered into a New Spare Engine Facility credit line for up to US$300 million (of which US$ 275 million had been drawn as of December 31, 2025), maturing on November 4, 2028. This sustainability-linked facility reflects the Company’s commitment to reduce the intensity of CO2 emissions from March 2025 through the New Spare Engine Facility’s maturity. The facility provided for an interest step-up or step-down depending on whether the sustainability targets have been complied with or not.
3.Revolving Credit Facility I: On March 29, 2016, LATAM entered into a revolving credit facility agreement, which was subsequently amended and restated on November 3, 2022, and on July 15, 2024, for an aggregate amount of US$800 million, maturing in July 2029.
4.Revolving Credit Facility II: On October 12, 2022, LATAM Airlines Group, acting through its Florida branch, entered into a revolving credit facility on October 12, 2022, which was subsequently amended and restated on July 15, 2024, for an aggregate amount of US$750 million, maturing in July 2029.
5.Other Guaranteed Obligations: As of December 31, 2025, LATAM’s other guaranteed outstanding debt with the EXIM Bank was US$79 million. This debt is derived from the sale of old aircraft, where the sale price was less than the debt outstanding, which left a shortfall financed by EXIM Bank and now guaranteed indirectly by other EXIM aircraft. This facility matures in November 2029.

For a detailed description of the non-aircraft debt, see Note 31 (Commitments) in our audited consolidated financial statements.
Unsecured Debt
1.Local Bonds: On September 5, 2022, LATAM Airlines Group registered with the Comisión para el Mercado Financiero, the Chilean local regulator, local bonds in the aggregate amount of UF 3,818,042 comprised of the Series F Bonds (BLATM-F), with a maturity in 2042 and a coupon of 2%. On September 5, 2023, UF 60,357 of these bonds were canceled as a result of the expiration of the placement period contemplated in the relevant issuance agreement. As a result, the outstanding amounts of the Series F Bonds totaled UF 3,757,685. As of December 31, 2025, the outstanding amount of Local Bonds was approximately US$165 million.
As of December 31, 2025, we had purchase obligations with Airbus, Boeing, and Embraer totaling US$21.3 billion (according to manufacturer’s list price), with deliveries scheduled between 2026 and 2030, as set forth below:

•Narrow-body passenger aircraft deliveries (Airbus A320-Family Aircraft / other aircraft): 78 aircraft.

•Narrow-body passenger aircraft deliveries: (Embraer E195-E2) 24 aircraft.
•Wide-body passenger aircraft deliveries (Boeing 787-9): 15 aircraft.
Leases
2025 Fleet Additions
During 2025, LATAM completed the addition of the following wide-body aircraft:
•One Boeing 787-9 through an operating lease and one Airbus A330 via wet lease.
During 2025, LATAM completed the addition of the following narrow-body aircraft:
•17 Airbus A320neo through operating leases, four Airbus A320neo through financial leases and three A321neo through finance leases.

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

LATAM CARGO has been registered and/or renewed and/or renewed in Argentina, Australia, Bolivia, Brazil, Chile, China, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union, United Kingdom, Uruguay, the United

States and Venezuela; LATAM CARGO BRASIL has been registered and/or renewed in Brazil; LATAM CARGO COLOMBIA has been registered and/or renewed in Colombia; LINEA AEREA CARGUERA DE COLOMBIA has been registered and/or renewed in Colombia; LATAM CARGO MEXICO has been registered and/or renewed in Mexico; LAN CARGO MEXICO has been registered and/or renewed in Mexico; ABSA has been registered and/or renewed in Chile; LAN CARGO COLOMBIA has been registered and/or renewed in Colombia; LAN ECUADOR has been registered and/or renewed in Ecuador, United Kingdom and the European Union; TAM CARGO been renewed in Brazil and Venezuela; TAM CARGO CONVENCIONAL has been registered and/or renewed in Brazil.

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

LATAM AIRLINES, SANS FRONTIÈRES has been registered and/or renewed in France; LATAM AIRLINES, GRENZENLOS has been registered and/or renewed in Germany; LATAM AIRLINES, SIN FRONTERAS has been registered and/or renewed in Spain; LATAM, SIN FRONTERAS has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Dominican Republic, Uruguay and Venezuela. LATAM AIRLINES, SENZA FRONTIERE has been registered and/or renewed in Italy.
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

LATAM 1+1 COMPENSAR PARA CONSERVAR has been registered and/or renewed in Argentina, Brazil, Chile, Ecuador, Mexico and the European Union. LATAM 1+1 OFFSET TO CONSERVE has been registered and/or renewed in Australia, United Kingdom, New Zealand and the United States. LATAM SEGUNDO VUELO has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Ecuador, Mexico, Paraguay, Peru, the European Union and Uruguay; LATAM SECOND FLIGHT has been registered and/or renewed in Australia, United Kingdom, the United States, and New Zealand.

LATAM AVIÓN SOLIDARIO has been registered and/or renewed in Argentina, Bolivia, Chile, Colombia, Ecuador, the European Union, Mexico, Peru, Paraguay and Uruguay; LATAM AVIÃO SOLIDÁRIO has been registered and/or renewed in Brazil and the European Union.

VOLAMOS POR TI has been registered and/or renewed Colombia; EN LATAM VOLAMOS POR TI has been registered and/or renewed Colombia.

CYBER LATAM has been registered and/or renewed in Chile.

TAM has filed for trademark registration, registered or renewed the following trademarks in Brazil: AJATO, BUSINESS CLASSIC, BUSINESS PLUS, CLASSIC FIDELIDADE, FIRST, LATAM, LATAM 1+1 COMPENSAR PARA CONSERVAR, LATAM AIRLINES, LATAM AIRLINES BRASIL, LATAM AVIÃO SOLIDÁRIO, LATAM CARGO, LATAM CARGO APROXIMANDO OPORTUNIDADES, LATAM CARGO BRASIL, LATAM DESTINADAS A ESTAREM JUNTAS, LATAM FIDELIDADE, LATAM LINHAS AÉREAS, LATAM MRO, LATAM PASS, LATAM RECICLE SUA VIAGEM, LATAM SEGUNDO VOO, LATAM SEM FRONTEIRAS, LATAM SEXTAS COMPENSAM, LATAM TRADE, LATAM TRAVEL, LATAM VIAGENS, LATAM WALLET, LATAMPLAY, LOGO ASOCIADO A MARCA LATAM, MAX, MEGA PROMO, MERCADO LATAM, PAIXÃO PELO RIO TAM, PROMO, TAM, TAM AIRLINES, TAM CARGO, TAM CARGO CONVENCIONAL, TAM CARGO PRÓXIMO DIA, TAM CARGO PRÓXIMO VÔO, TAM EXPRESS, TAM MILOR, TAM PREMIUM BUSINESS, TAM SEARCH BY PRICE, TAM TARIFA LIGHT, TAM TARIFA MAX, TAM TARIFA PROMO, TAM TARIFA TOP, TAM VACATIONS, TAM VIAGENS, VAMOS LATAM

D.Trend Information
For 2026, LATAM expects total passenger ASK growth to be between 8% and 10% versus 2025. International passenger growth for the full year 2026 is expected to be between 11% and 13%. LATAM Airlines Brazil’s domestic passenger ASKs in the Brazilian market are expected to increase between 6% and 8%. LATAM group’s domestic ASKs in Spanish-speaking Countries (“SSC”) are expected to increase by approximately 5% to 7%.
Regarding cargo operations, LATAM group expects cargo ATKs to increase between 5% and 7% for full year 2026, mainly driven by the increases in LATAM’s international passenger capacity which result in additional capacity related to the space in the belly of those aircraft.
LATAM aims to enhance operational efficiency by maintaining a competitive and agile cost structure. This strategy drives the continuous strengthening of its value proposition, while focusing on sustainable, profitable growth, preserving a healthy capital structure, and consistently delivering value to customers and stakeholders.
LATAM intends to continue using fuel hedging programs and fuel surcharge in our operation to help minimize the impact of short-term movements in crude oil prices. As of.December 31, 2025 , LATAM had hedged approximately 47%, 33%, 30% and 20% of its estimated fuel consumption for the first, second, third and fourth quarters of 2026 respectively.

E.Critical Accounting Estimates
For information on the Company’s accounting estimated, see Note 4 of our audited consolidated financial statements below.
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
Directors
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
The board of directors may appoint replacements to fill any vacancies that occur during periods between elections. Scheduled meetings of the board of directors are held once a month and extraordinary board of directors’ meetings are called by the Chairman of the board of directors. Extraordinary meetings can be called by the Chairman, or when requested by one or more directors if the need for such a meeting is previously approved by the Chairman, unless the meeting is requested by a majority of the directors or the Vice-Chairman, in which case the meeting must be held without the previous approval of the Chairman. On June 30, 2025, Mr. William de Wulf submitted his resignation from his role as a member of our board of directors. In accordance with Article 32 of Law No. 18,046 on Corporations, and pursuant to the vacancy created by the aforementioned resignation, the board of directors appointed Mr. Álvaro Fabián to fill the vacant position. Mr. Fabián was to serve as member of the board of directors until our next ordinary shareholders’ meeting, scheduled for the first four-month period of 2026, at which time the entire board of directors is to be renewed. However, on September 27, 2025, Mr. Álvaro Fabián submitted his resignation from his role as member of our board of directors, effective as of the same date, and no replacement director has been appointed to date. In accordance with such same Article 32, a complete renewal of the Board of Directors will take place in the next ordinary shareholders meeting to be held within the first four months of 2026.
The following are LATAM Airlines Group’s current directors, as elected on April 25, 2024:

Directors	Age	Position
Ignacio Cueto Plaza(1)	62	Director / Chairman
Bornah Moghbel	43	Director / Vice-Chairman
Enrique Cueto Plaza(1)	67	Director
Frederico P. Fleury Curado	64	Independent Director
Antonio Gil Nievas	56	Director
Michael Neruda	44	Director
Sonia J.S. Villalobos	62	Director
Alexander D. Wilcox	55	Director
1.Ignacio and Enrique Cueto are brothers. Both are members of the Cueto Group and may be deemed to have beneficial ownership over certain of our common shares held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

Set forth below are brief biographical descriptions of LATAM Airlines Group’s directors and senior management. All of LATAM’s directors are Chilean citizens, with the exception of three members.
Ignacio Cueto has served as a member of LATAM Airlines Group’s board of directors and as Chairman since April 2017 and was re-elected to the board of directors of LATAM in April 2019, April 2020, November 2022 and April 2024. Ignacio Cueto’s career in the airline industry extends over 30 years. In 1985, Ignacio Cueto assumed the position of Vice President of Sales at Fast Air Carrier, a national cargo company of that time. In 1985, Ignacio Cueto became Service Manager and Commercial Manager for the Miami sales office. Ignacio Cueto later served on the board of directors of Ladeco (from 1994 to 1997) and LAN (from 1995 to 1997). Ignacio Cueto served as President of LAN Cargo from 1995 to 1998, as Chief Executive Officer-Passenger Business from 1999 to 2005, and as President and Chief Operating Officer of LAN since 2005 until the merger with TAM in 2012. Ignacio Cueto later served as LAN’s CEO until April 2017. Ignacio Cueto also led the establishment of the different affiliates that the Company has in South America, as well as the implementation of key alliances with other airlines. Ignacio Cueto is a member of the Cueto Group and may be deemed to have beneficial ownership over certain of our common shares held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
Bornah Moghbel has been the Vice-Chairman of the Board at LATAM Airlines Group since November 2022. He is a Co-Founder and Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth. Based in San Francisco, Bornah Moghbel co-leads Sixth Street’s global opportunistic investment platform. After co-founding Sixth Street in 2009, Bornah Moghbel established the firm’s presence in Europe before returning to the United States in 2016. Prior to joining Sixth Street, Bornah Moghbel was an investor at Silver Point Capital and he began his career in the Financial Sponsors Group at UBS Investment Bank. He earned a B.A. in Economics, with high honors, and a minor in Business Administration from the University of California, Berkeley.
Enrique Cueto has served as a member of LATAM Airlines Group’s board of directors since April 2020. Formerly, he held the position of LATAM Airlines Group’s Chief Executive Officer (“CEO”), since the merger between LAN and TAM in June 2012. From 1983 to 1993, Enrique Cueto was Chief Executive Officer of Fast Air, a Chilean Cargo airline. From 1993 to 1994, Enrique Cueto was a member of the board of LAN Airlines. Thereafter, Enrique Cueto held the position of CEO of LAN until June 2012. Enrique Cueto is a member of the Board of the Colunga Foundation which promotes child well-being Enrique Cueto holds a degree in Economic Sciences from the Catholic University of Chile and is the brother of Ignacio Cueto, Chairman of the board. Enrique Cueto is also a member of the Cueto Group and may be deemed to have beneficial ownership over certain of our common shares held by the Cueto Group. For more information, see “Item 7. Major Shareholders and Related Party Transactions.”
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
Antonio Gil Nievas joined LATAM Airlines Group’s Board of Directors in November 2022. He is also a board member at Sociedad Química y Minera de Chile S.A., a Chilean and NYSE publicly listed company. Antonio Gil Nievas has over 30 years of experience in strategic, management, financial and investment leadership roles at global, European and Latin American levels. He was CEO of Moneda Asset Management for over eight years leading it to manage over US$10.5 billion in assets, and also worked at JP Morgan, serving as Managing Director, Global CFO and member of the global executive committees of several businesses with revenues of over US$10.0 billion and operations in the United States, Europe, Latin America and Asia, among other leading positions. In addition, he was formerly a strategic consultant with BCG. Antonio Gil Nievas holds a MSc. and BSc. in industrial engineering with a major in electronics from ICAI (Universidad Pontificia Comillas, Spain). He obtained his MBA from Harvard Business School and also completed the Stanford Executive Program.
Michael Neruda has been a member of the Board at LATAM Airlines Group since November 2022. A seasoned investor and board member, he is a former Partner of Sixth Street, a leading global investment firm that offers capital solutions to companies across all stages of growth, where he was Head of Restructuring and Distressed Investing and led Sixth Street’s cross-platform investing in businesses where a combination of public markets expertise and private capital financing may be utilized to improve a company’s balance sheet. Prior to joining Sixth Street in 2015, he was a Director at Watershed Asset Management, where he led that firm’s investments in the consumer and energy sectors. Michael Neruda was previously an investment analyst at MHR Fund Management, Silver Point Capital and Merrill Lynch. He received a B.S. in Management Science and Engineering from Stanford University, and is a CFA Charterholder. Michael Neruda's extensive governance experience includes serving as a board member and investor representative on numerous corporate boards including with LATAM Airlines, Neiman Marcus, and Stallion Infrastructure Services, as well as serving on the Board of Governors of the Boys & Girls Clubs of San Francisco and the Board of Trustees of the Katherine Delmar Burke’s School.

Sonia J.S. Villalobos joined the Board of LATAM Airlines in August 2018. Sonia Villalobos is a Brazilian citizen and founding partner of the company Villalobos Consultoria. Sonia Villalobos has been a regular member of the board of directors of several Brazilian listed companies, such as Petrobras and Telefónica Vivo. Between 2005 and 2009, she was the Manager of Funds in Latin America, in Chile, managing mutual and institutional funds of Larrain Vial AGF. From 1996 to 2002, Sonia Villalobos was responsible for Private Equity investments in Brazil, Argentina and Chile for Bassini,

Playfair & Associates, LLC. In 1989, she was Head of Research of Banco de Investimentos Garantia. She graduated in Public Administration from Escola de Administração de Empresas de São Paulo in 1984 and obtained a Master in Finance from the same institution in 2004. She was the first person to receive the CFA certification in Latin America, in 1994.
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
Senior Management
The following are LATAM Airlines Group's current senior executives:

Senior Management	Age	Position
Roberto Alvo	57	Chief Executive Officer
Ramiro Alfonsín	52	Chief Commercial Officer
Ricardo Bottas	50	Chief Financial Officer
Emilio del Real	60	Chief People Officer
Juan Carlos Menció	60	Chief Legal Officer
Paulo Miranda	54	Chief Customer Officer
Hernán Pasman	53	Chief Operations Officer
Juliana Rios	52	Chief Digital and IT Officer
Andrés Bianchi	49	Chief Executive Officer LATAM Cargo Group
Juan José Tohá	50	Director of Corporate Affairs and Sustainability
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

Ramiro Alfonsín is LATAM’s Chief Commercial Officer LATAM a position he has held since November 2024, previously acting as Chief Financial Officer (“CFO”) of LATAM for eight years. Formerly, he worked 16 years for Endesa, a leading utilities company, in Spain, Italy and Chile, where he served as Deputy Chief Executive Officer and Chief Financial Officer for their Latin American operations. Before joining the utilities sector, he worked for five years in Corporate and Investment Banking for several European banks. Ramiro Alfonsin holds a degree in Business Administration from Pontificia Universidad Catolica Argentina.
Ricardo Bottas has served as LATAM's Chief Financial Officer since January 2025. He has nearly three decades of experience across various industries, including auditing, energy, oil and gas, insurance and healthcare. Throughout his career, he has held key roles in management, control, corporate finance, mergers and acquisitions, and investor relations, allowing him to develop a comprehensive market perspective. Over the past 12 years, Ricardo has served as CEO and CFO of public companies in regulated markets in Brazil, leading significant transformations in companies and industries operating in highly competitive and challenging environments. He holds a degree in Business Administration from the University of Salvador, Brazil, and an MBA in Corporate Finance from IBMEC, Rio de Janeiro, Brazil.
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
Juan Carlos Menció has been the VicePresident of Legal Affairs and Compliance at LATAM Airlines Group S.A. since September 1, 2014. Previously, he served as general counsel for North America for LATAM Airlines Group S.A., as well as General Counsel for worldwide Lan Cargo, positions he held since 1998. Prior to joining LAN, he was in practice in New York and Florida, representing various international airlines. Menció obtained a Degree in International Finance and Marketing from the School of Business at the University of Miami and his Juris Doctor Degree from Loyola University.
Paulo Miranda has been LATAM’s Chief Customer Officer since May 2019. In this role, he is responsible for the Company’s customer strategy, delivery, and brand management. Mr. Miranda has more than 25 years of experience in the aviation industry, with professional experience in the United States, Brazil and Chile. Prior to joining the Company, he held senior leadership positions at other international airlines. Throughout his career, he has held leadership roles in finance, global alliances and customer experience. Mr. Miranda holds a degree in Business Administration from the Carlson School of Management at the University of Minnesota.
Hernán Pasman has been the Chief Operations Officer of LATAM Airlines Group since October 2015. Since April 2024, he has also served as a pilot for the Airbus Family Aircraft. He joined LAN Airlines in 2005 as a head of strategic planning and financial analysis of the technical areas. Between 2007 and 2010, Hernán Pasman was the Chief operating officer of LAN Argentina, then, in 2011 he served as Chief Executive Officer for LAN Colombia. Prior to joining the company, between 2001 and 2005, Hernán Pasman was a consultant at McKinsey & Company in Chicago. Between 1995 and 2001, Hernan held positions at Citicorp Equity Investments, Telefonica de Argentina and Argentina Motorola. Hernán Pasman holds a Civil Engineering degree from Instituto Tecnológico de Buenos Aires and an MBA from Kellogg Graduate School of Management (2001).
Juliana Rios has been the Chief Digital and IT Officer of LATAM Airlines since January 2021. Juliana Rios has over 20 years of experience in services and technology in the financial and airline industries. Her career spans business transformation, mergers & acquisitions, digitization, IT, and large-scale project management, such as PSS migration. As Chief IT & Digital Officer, she leads LATAM Airlines’ digital transformation efforts. Prior to joining LATAM, Juliana Rios was a senior executive at Banco Santander, Brazil, spearheading the retail business and customer experience strategy. She headed integration programs in Brazil, Italy and the Netherlands. Juliana Rios holds a Bachelor degree in Business Administration and an MBA in Corporate Management from IBMEC, Brazil.
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

B.Compensation
On March 24, 2025, the ordinary shareholders’ meeting approved the new annual compensation structure of the Board, for the fiscal year 2025 and until the next ordinary shareholders’ meeting scheduled to take place within the first four months of 2026. On such meeting, the shareholders agreed on a fixed annual compensation of US$80,000 for each board member (US$160,000 in the case of the President). The aforementioned compensation is payable monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of board meetings directors attend, without limit of sessions.
In addition to the base compensation, an additional compensation was approved for each Board member in the shareholders’ meeting held on March 24, 2025. Each Board member is entitled to receive an additional compensation equivalent to 9,226,234 compensation units (“URAs”), for the period between March 25, 2025 and the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026, provided that the director served continuously as a member of the Board until the end of such period.
Additionally, members of the Board that are also members of the Board of Directors’ Committee are entitled to certain fixed and variable compensation (see “—C. Board Practices—Committees—Board of Directors’ Committee and Audit Committee”).
If a member of the Board of Directors ceased to hold his/her position before the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such director was entitled to a pro rata portion of the URAs referred to above, and lost the right to receive the remainder. For the sole purpose of calculating the said pro rata portion of the URAs referred to above, the ordinary shareholders’ meeting corresponding to 2026 was considered to take place on April 15, 2026.
In the event of a change of control of the Company, the director who maintains his/her status on the date the change of control occurs is entitled to receive the URAs referred to above. In the event the composition of the Board of Directors changes, each new director will be entitled to the variable compensation described above on a pro rata basis for the period during which such director holds office, and each exiting director will be paid such compensation on a pro rata basis for the time that such director held his/her position in the relevant period.
Each URA will be measured against the value of a share of LATAM Airlines Group, and will be payable considering the weighted average price of the shares of the Company during the 10 stock-exchange-business-days prior to the date on which they become effective (i.e., the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026 or the date the member of the Board of Directors ceased to be in its position, as applicable). The transactions in the Chilean stock exchanges and non-Chilean stock exchanges (including NYSE) will be taken into consideration for purposes of determining such weighted average price.
The amounts paid during 2025 as additional variable compensation as described above are:

Additional variable compensation for the year ended December 31, 2025 (in US$ thousands)
URAs Directors	345
URAs Board Committee	38
Total	383
Directors Michael Neruda and Bornah Moghbel, as well as former Directors William de Wulf and Alvaro Fabian, have waived their compensations as board members, members of the Board of Directors’ Committee and members of the sub committees.
For information on executive compensation, see“ —D.Employees” below.

C.Board Practices
Our board of directors consists of nine directors pursuant to our bylaws. As of the date of this annual report on Form 20-F, eight directors are currently serving on the board following Mr. Fabián’s resignation in 2025. The terms of each current director will expire two years from the date of their appointment, unless previously renewed in accordance with applicable law. See “—A. Directors and Senior Management” and “—B. Compensation” above.
On July 23, 2025 (Law No. 21,757), the Chilean Congress approved the “More Women on Boards” law, amending the Ley sobre Sociedades Anónimas No. 18,046 (“Chilean Corporation Act”) to introduce gender quotas and related reporting obligations. Since January 1, 2026, a recommended gender representation scheme has been in effect, pursuant to which no gender may exceed 80% of board seats between 2026 and 2028 (inclusive), 70% between 2029 and 2031 (inclusive), and 60% from 2032 onwards. The 60% threshold is scheduled to become mandatory only on January 1, 2032, when Law No. 21,757 is scheduled to take full effect, unless amended on or before such date.

Committees
Board of Directors’ Committee and Audit Committee

Pursuant to the Chilean Corporation Act and the Reglamento de Sociedades Anónimas (the “Regulation to the Chilean Corporate Law”, and together with the Chilean Corporation Act, the “Chilean Corporate Law”), LATAM Airlines Group must have a board of directors’ committee composed of three board members. LATAM Airlines Group has established a three-person Board of Directors’ Committee, which, among other duties, is responsible for:

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

Under Chilean Corporate Law we are required, to the extent possible, to appoint a majority of independent board members to the Board of Directors’ committee. Pursuant to the Chilean Corporation Act, no person shall be considered independent who, at any time during the previous 18 months: (1) maintained any relationship, interest or economic, professional, credit or commercial dependence, of a nature and relevant volume, with the company, other companies of the financial conglomerate to which the company belongs, its controller, or principal executive officer of any one of them, or was a director, manager, administrator, principal executive officer or advisor of such companies; (2) was a close relative (i.e., parents, father/mother in law, siblings, sisters/brothers in law), to any one of the persons referred to in clause (1) above; (3) was a director, manager, administrator or principal executive officer of non-profit organizations that received contributions or large donations from any individual referred to in clause (1) above; (4) was a partner or shareholder that possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of entities who had provided consulting or legal services, for relevant amounts, or of external audit, to the persons referred to in clause (1) above; or (5) was a partner or shareholder who possessed or controlled, directly or indirectly, 10% or more of the company’s capital; a director; manager; administrator or principal executive officer of principal competitors, suppliers or clients of the company.

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

Additionally, each member of the Board of Directors’ Committee, in his/her capacity as such, is entitled to receive a variable compensation of 3,075,411 URAs for the period between March 25, 2025 and the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026; provided that the committee member remains in its position during such period.

If a member of the Board of Directors’ Committee ceases to hold his/her position before the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026 (other than due to a legal inability to perform as a director of the company, or due to a supervening conflict of interest or other cause that doesn’t allow him/her to continue exercising his/her fiduciary duties as a director) such member would be entitled to a pro rata portion of the URAs referred to above, and would lose the right to receive the remainder. For the sole purpose of calculating the said pro rata portion of the URAs above, the ordinary shareholders’ meeting corresponding to 2026 shall be considered to take place on April 15, 2026.

In the event of a change of control of the Company, the director who maintains his/her status as member of the Board of Directors’ Committee on the date the change of control occurs is entitled to receive the URAs referred to above. In the event the composition of the Board of Directors’ Committee changes, each new member will be entitled to the variable compensation described above on a pro rata basis for the period during which such member would hold office, and each exiting member will be paid such compensation on a pro rata basis for the time that such director held his/her position in the relevant period.

Pursuant to U.S. regulations, we are required to have an audit committee which complies with the independence requirements set forth in Rule 10A-3 under the Exchange Act.

Given the significant overlap in the functions required to be performed by the Board of Directors’ Committee contemplated under Art. 50 bis of Chilean Corporation Act and the Audit Committee, historically the Company’s Board of Directors’ Committee served as its Audit Committee for purposes of U.S. regulations. However, in connection with the relisting of the Company’s ADSs on the NYSE, the Company created an Audit Committee under U.S. law composed of two members that, as of December 31, 2025, comply with the independence requirements set forth in Rule 10A-3 under the Exchange Act. The members of this Audit Committee are not entitled to receive any compensation in their capacity as such.

The current members of this Audit Committee are Frederico P. Fleury Curado and Sonia J.S. Villalobos.

LATAM Board Subcommittees

LATAM’s board of directors has subcommittees that review matters and make recommendations: Finance, Leadership, and Strategy & Sustainability, as well as the Board of Director’s Committee, which is mandatory under Chilean law. In addition, the Company has a separate Audit Committee established in accordance with U.S. SEC requirements. The Strategy & Sustainability Committee focuses on the corporate strategy, current strategic issues and the three-year plans and budgets for the main business units and functional areas and high-level competitive strategy reviews. The Leadership Committee focuses on, among other things, group culture, high-level organizational structure, appointment of the LATAM CEO and his/her other reports, corporate compensation philosophy, compensation structures and levels for the LATAM CEO and other key executives, succession or contingency planning for the LATAM CEO and performance assessment of the LATAM CEO. The Finance Committee is responsible for financial policies and strategy, capital structure, monitoring policy compliance, taxation strategy and the quality and reliability of financial information. We pay each member of such subcommittees a fixed annual compensation of US$20,000 for each of the subcommittees of which the Director is a member, capped at US$40,000 per year for all the subcommittees of which the Director may be a member. Additionally, the Chairman of each committee is entitled to an additional fixed annual compensation of US$14,167, capped at US$28,334. These annual compensations are paid monthly at the rate of one-twelfth of the corresponding amount, regardless of the number of subcommittee sessions they attend to, without limit of sessions.

Corporate Governance Practices

The company follows strict procedures in order to comply with current legislation in the United States and in Chile on corporate governance. In this context, the Company has published a Manual for Corporate Practices which can be found on the LATAM investor relations website and incorporates the applicable legislation in its policies and decisions. Information obtained on, or accessible through, this website is not incorporated by reference herein and shall not be considered part of this annual report on Form 20-F.

D.Employees

As of December 31, 2025, approximately 22,108 of our employees worked in Brazil, 8,741 in Chile, 4,084 in Peru, 2,953 in Colombia, 737, in Ecuador, and 2,502 in the rest of the world. The following table sets forth the number of employees in various positions at the Company.

	As of December 31,
Employees ending the period	2025	2024	2023
Administrative	5,483	5,322	5,149
Sales	762	811	794
Maintenance	6,892	6,155	5,459
Operations	13,229	12,563	11,402
Cabin crew	9,868	9,312	8,688
Cockpit crew	4,891	4,500	4,076

Total	41,125	38,663	35,568

Our salary structure is comprised of: (a) fixed payments (base salary and other fixed payments such as legal gratifications, local bonus, company seniority and others, depending on each country’s law and market practice); (b) short term incentives (associated with corporate, area and individual performance), applicable to our ground staff; (c) long-term incentives (applicable to our senior executive Directors).
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
Long-Term Incentive Compensation Program
CIP (Corporate Incentive Plan)
With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Restructuring, our Board of Directors approved on April 25, 2023, to extend the grant of an extraordinary and exceptional incentive called Corporate Incentive Plan (“CIP”). The CIP contemplates in three categories tailored to three different groups or categories of employees, depending on whether employees are hired by the Company directly, or by other companies of the LATAM Airlines Group. These categories are as follows: Non-Executive

Employees; Executives Not part of the Global Executive Meeting or “GEM;” and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023. In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.
During 2025, the amount accrued related to this CIP was US$18.21 million, which is provisioned in the “Administrative expenses” line of the Consolidated Statement of Income by Function. As of December 31, 2025, the amount of this plan provisioned in the consolidated statement of financial position is US$120.85 million.

For a detailed description see Note 22 in our audited consolidated financial statements.

Compensation Recovery Policy

In October 2022, the SEC adopted rules, pursuant to Section 10D-1 of the Securities Exchange Act of 1934, as amended, requiring national securities exchanges and national securities associations, such as NYSE, to request listed companies to adopt a written compensation recovery (clawback) policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. The amendment to NYSE’s listing rules became effective on October 2, 2023, and issuers listed on NYSE were required to adopt SEC-compliant clawback policies by December 1, 2023. On December 14, 2023, our Board of Directors adopted LATAM Airlines’ compensation recovery policy, a copy of which is attached as Exhibit 97 to this annual report on Form 20-F.
Labor Relations
LATAM has intensified its efforts to ensure that labor relations between the group, its employees and their legal representatives are carried out through dialogue and result in agreements that benefit both parties, while maintaining sound criteria for the operation, efficiency, sustainability and care for people. In 2025, the company renegotiated certain of its collective agreements in order to meet this criterion, and agreed to amend some of them to adapt them to new operational conditions and costs. The company continues to constantly evaluate possible labor conflicts and prepare respective contingency plans.

Below are the main milestones of our relationship with LATAM unions:
Chile
In 2025, four collective bargaining processes were carried out with 12 unions in Chile out of a total of 21 unions. Latam Airlines Group S.A. concluded negotiations with five unions (the Airport Employees’ Union, two Maintenance Employees’ Unions and one Administrative Employees’ Union); Transporte Aéreo S.A. concluded negotiations with two Maintenance Employees’ Unions; Lan Cargo S.A. concluded negotiations with two unions; and Prime Cargo SpA concluded negotiations with the two unions representing workers from the export warehouse. Additionally, at the end of the year, agreements were reached with the two Pilot Unions in Chile. With respect to the latter, on September 8, 2025 the pilots' union of LATAM Airlines Group S.A. presented its collective bargaining proposal, initiating formal negotiations. Since the parties were unable to reach an agreement, the union approved a strike, which went into effect on November 12, 2025. The strike lasted eight days and affected approximately 20% of flights in Chile;however, it did not result in a material impact on operations. During this period, LATAM Airlines Group implemented measures to communicate in a timely manner and provide travel solutions to the vast majority of affected passengers. A new three-year agreement was signed, on November 19, 2025, and will remain in effect until October 31, 2028. All other collective bargaining processes mentioned above were concluded within the ordinary term for such processes and approved by a large majority of their respective assemblies, which limits the possibility of contingencies for the operation.In 2026, collective bargaining processes are expected to be carried out with six unions (one Cargo Pilots’ Union, three Cabin Crew Unions, and unions representing Administrative Staff and Cargo Workers).

Ecuador
Ecuador has four labor organizations: an association composed of pilots, another mostly composed of maintenance personnel, a multitask association, and a union composed of cabin crew and mechanics. The pilot’s association is the only one that had held a voluntary agreement with the company; however, after unsuccessful negotiations for a new general agreement, last year LATAM Ecuador signed individual agreements with each one of the pilots.
Colombia

During 2025, LATAM Airlines Colombia completed two collective bargaining processes with the Industrial Union of Aviation Workers (SINTRATAC) and the LATAM Colombia Pilots’ Union (ADALAC), resulting in the execution of new Collective Bargaining Agreements. The agreement entered into with SINTRATAC will remain in effect through December 2028, while the agreement with ADALAC remains in force until January 2027.

On November 25, 2024, LATAM Airlines Colombia filed a motion for annulment of one of the provisions contained in the arbitration award issued by the Arbitration Tribunal in the collective proceeding with the Colombian Association of Civil Aviators (ACDAC), resulting in the matter being brought before the Supreme Court of Justice of Colombia for resolution.

Peru
LATAM Airlines Peru has six unions that represent workers from different functional areas: pilots, cabin crew, aircraft technicians, flight dispatchers and airport workers. The current collective bargaining agreements were signed for a duration of four years. LATAM Peru recently has reached an agreement with one of the maintenance technician unions and is currently negotiating with the cabin crew union and one of the maintenance technician unions. Negotiations with most of the remaining unions are expected will take place during 2026, leaving only one of the maintenance unions for 2027.
Argentina

LATAM should not be significantly affected by conflicts involving aeronautical labor unions in Argentina, as the group no longer has an Argentine airline affiliate operating in that country. In addition, last year LATAM negotiated an agreement with its administrative staff who are part of the foreign airline industry union. This agreement is scheduled to be renegotiated in March 2026.

Brazil
Under Brazilian law, the term of collective bargaining agreements is limited to two years. LATAM Airlines Brazil has historically negotiated collective bargaining agreements with 11 labor unions in Brazil: one crew flight union, which represents pilots, copilots and flight attendants, and 10 ground staff unions. In November 2025 a new two-year collective agreement was reached with the pilots' and cabin crew union and in November 2026 collective bargaining will take place with the cargo pilots and ground unions.

E.Share Ownership
As of March 2, 2026, the members of our board of directors and our executive officers as a group owned 5.30% of our shares. None of our directors or executive officers has voting rights that are different from any of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”

	Beneficial ownership (as of March 2, 2026)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Directors and Executive Officers
Bornah Moghbel(1)	84,424,000	0.01%
Enrique Cueto(2)	30,389,446,225	5.29%
Ignacio Cueto(2)	30,389,446,225	5.29%
All other directors and executive officers as a group(3)	―	―
1. Mr. Moghbel holds 42,212 ADSs, which represent 84,424,000 common shares of LATAM. Mr. Moghbel, a Co-Founder and Partner of Sixth Street, disclaims beneficial ownership of any shares beneficially owned by Sixth Street Partners Management Company, L.P. and its affiliates. For further information on the shares beneficially owned by Sixth Street Partners Management Company, L.P. and its affiliates, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
2.Based on information reported by Costa Verde Aeronáutica S.A. on Schedule 13D/A filed with the SEC on November 13, 2022. Consists of 30,389,446,225 common shares, of which (i) 23,789,209,717 are held of record by Costa Verde Aeronáutica S.A. (ii) 7,775,891 common shares are held of record by Inversiones Costa Verde Limitada y Cia En Comandita Por Acciones, and (iii) 6,592,460,617 common shares are held of record by Costa Verde Inversiones Financieras S.A. Ignacio Cueto (President of the Board of LATAM), Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, who comprise the Cueto Group, may be deemed to have shared voting and dispositive power over the shares held by the reporting persons. Each of the members of the Cueto Group disclaims ownership of the common shares except to the extent each of them has a pecuniary interest therein. The address of each of the reporting persons is Presidente Riesco 5711, 11th floor, Las Condes, Santiago, Chile.
3.Except as otherwise presented above, none of our directors or executive officers beneficially own any common shares of LATAM.

For a description of stock options granted to our executive officers, see “—D. Employees—Long-Term Incentive Compensation Program.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
We have adopted a compensation recovery policy in October 2023. See Exhibit 97 to this annual report on Form 20-F.
We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recovery policy.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares (including in the form of ADSs) and reflects information available in shareholder’s registry from the Central Securities Depositary (Depósito Central de Valores, or “DCV”) and complemented by filings of Schedules 13F, 13D and 13G with the SEC. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right.
Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder in the table. Percentages in the table below are based on 574,215,983,709 outstanding common shares as of March 2, 2026.
The table below sets forth additional information regarding the beneficial ownership of our common shares, as of March 2, 2026, by our major shareholders or shareholder groups, and minority shareholders

	Beneficial ownership (as of March 2, 2026)
	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Shareholder
Sixth Street Partners Management Company(1)	75,887,693,315	13.22%
Delta Air Lines, Inc.(2)	60,722,284,826	10.57%
Qatar Airways Investments (UK) LTD(3)	60,640,769,249	10.56%
AFP Habitat S A.(4)	34,013,161,205	5.92%
Cueto Group(5)	30,389,446,225	5.29%
Others	312,562,628,889	54.43%
Total	574,215,983,709	100.00%
(1) Based on information reported by Sixth Street Partners Management Company, L.P. on Schedule 13D/A filed with the SEC on February 9, 2026. Consists of 75,887,693,315 common shares held of record by Lauca Investments, LLC, a Delaware limited liability company (“Lauca”), which is owned by TAO Finance 3-A, LLC, a Delaware limited liability company (“TAO Finance”), Conifer Finance 3, LLC, a Delaware limited liability company (“Conifer Finance”) and Redwood IV Finance 3, LLC, a Delaware limited liability company (“Redwood Finance”). Sixth Street Partners Management Company, L.P., a Delaware limited partnership (“Management Company”) ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance, (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood Finance. Management Company is managed by its general partner, whose managing member is Alan Waxman. Each of the foregoing individuals and entities disclaims beneficial ownership of the shares directly held by Lauca except to the extent of their pecuniary interest therein. The business address for each of the foregoing entities is c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, TX, 75201, 469-621-3001. The principal business address of Mr. Waxman is c/o Sixth Street Partners, LLC, 1 Letterman Drive, Building B, Suite B6-100, San Francisco, CA 94129. From the total number of shares registered in the name of “Banco de Chile por Cuenta de State Street,” Banco de Chile confirmed to us the amount of shares corresponding to Sixth Street Partners Management Company.
(2) Based on information reported by Delta Air Lines, Inc. on Schedule 13D/A filed with the SEC on November 14, 2022. Consists of 60,722,284,826 common shares held of record by Delta Air Lines, Inc. The address of the reporting person is 1030 Delta Boulevard, Atlanta, GA 30354.
(3) Based on information reported by Qatar Airways and QAI UK on Schedule 13D/A filed with the SEC on November 14, 2022. Consists of 60,640,769,249 common shares held of record by Qatar Airways Group Q.C.S.C. (“Qatar Airways”), a corporation organized and existing under the laws of Qatar, and Qatar Airways Investments (UK) Ltd. (“QAI UK”), a United Kingdom company and a wholly-owned subsidiary of Qatar Airways. The business address of Qatar Airways is Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar, and the business address of QAI UK is 10-11 Conduit Street, London W1S 2QR, United Kingdom.
(4) Based on information provided by the Chilean central depository (Depósito Central de Valores or "DCV"), AFP Habitat S.A., through Pension Funds A, B, C, D and E, held an aggregate of 34,013,161,205 common shares as of March 2,2026.
(5) Based on information reported by Costa Verde Aeronáutica S.A. on Schedule 13D/A filed with the SEC on November 13, 2022. Consists of 30,389,446,225 common shares, of which (i) 23,789,209,717 are held of record by Costa Verde Aeronáutica S.A. (ii) 7,775,891 common shares are held of record by Inversiones Costa Verde Limitada y Cia En Comandita Por Acciones, and (iii) 6,592,460,617 common shares are held of record by Costa Verde Inversiones Financieras S.A. Ignacio Cueto (President of the Board of LATAM), Enrique Cueto (LATAM board member) and certain other Cueto family members and entities controlled by them, who comprise the Cueto Group, may be deemed to have shared voting and dispositive power over the shares held by the reporting persons. The address of each of the reporting persons is Presidente Riesco 5711, 11th floor, Las Condes, Santiago, Chile

As of March 2, 2026, other minority investors held 54.43% of our stock, and 10.02% of our capital stock held in the form of ADSs. It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States. As of December 31, 2025, we had 2,061 record holders of our common shares and 8 record holders of our ADRs. It is not practicable for us to determine the portion of shares held in Chile or the number of record holders in Chile. All of our shareholders have identical voting rights.

In the past three years, the only significant changes in the percentage of ownership held by any of LATAM’s current major shareholders (with more than 5% stake) have been represented by a decrease in the Selling Shareholders ownership interests in LATAM following the re-IPO as follows: (a) a decrease in Sixth Street Partners Management Company’s ownership from 24.10% to 13.2% as of February 9, 2026; (b) a decrease in Strategic Value Partners’ ownership from 13.83% to 0% as of December 31, 2025; and (c) the addition of AFP Habitat S.A. to the list of principal shareholders, as it beneficially owned more than 5% of the Company’s outstanding shares (approximately 5.92%) as of March 2, 2026.

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

On June 30, 2025, Mr. William de Wulf resigned from his position as a Director of the Company. Pursuant to Article 32 of Chilean Law No. 18,046, the Board of Directors appointed Mr. Álvaro Fabián to fill the resulting vacancy. On September 27, 2025, Mr. Álvaro Fabián also resigned from his position as Director, effective as of that same date, and no replacement director has been appointed to date. A complete renewal of the Board of Directors will be required to take place at the next ordinary shareholders’ meeting to be held during the first four months of 2026.
Management of the LATAM Airlines Group
The CEO of LATAM Airlines Group is the highest ranked officer of LATAM and reports directly to the LATAM Airlines Group's board of directors. The CEO is tasked with the general supervision, direction and control of the business of LATAM. In the case of the departure of our current CEO, our board of directors will select the successor after receiving the recommendation of the Leadership Committee.
The headquarters of LATAM continues to be located in Santiago, Chile.
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
Conversion Option
Pursuant to the Holdco I shareholders’ agreement, we have the unilateral right to convert our shares of non-voting stock of Holdco I into shares of voting stock of Holdco I to the maximum extent allowed under law and to increase our representation on the TAM and Holdco I boards of directors if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws if the conversion would not have an adverse effect (as defined above under the “Transfer Restrictions” section). In February 2019, we completed the procedures for the exchange of shares of Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%. This transaction was undertaken pursuant to the Provisional Measure No. 863/2018 issued by CADE on December 13, 2018, through which the participation of up to 100% of foreign capital in airlines in Brazil is permitted.
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
On January 8, 2024, Chilean Financial Market Commission (Comisión para el Mercado Financiero, or “CMF”) published General Rule 501, which establishes (a) the minimum conditions that must be met by the policy of usual related-party transactions, in order to facilitate the approval of such transactions; and (b) the public disclosure in January and July of each year on all of the related-party transactions carried out in the immediately preceding semester. The rule became effective in September 2024 and the first report was published on January 31, 2025, and onwards for every semester.
On August 8, 2024, the Board of Directors, in view of said new Rule 501, upon recommendation of the board of directors’ committee, approved amendments to (i) the Policy of Usual Related-Party Transactions of LATAM Airlines Group and (ii) the Policy on Control of Related-Party Transactions of LATAM Airlines Group and its subsidiaries (the “Policy”). Any and all negotiations, acts, contracts or operations between LATAM Airlines Group and a LATAM related-party or among two or more LATAM related-parties will be subject to the Policy.

C.Interests of Experts and Counsel
Not applicable.
ITEM 8 FINANCIAL INFORMATION
A.Consolidated Financial Statements and Other Financial Information
See “Item 18. Financial Statements” starting on page F-1.
Legal and Arbitration Proceedings

We are involved in routine litigation and other proceedings relating to the ordinary course of business. The following is a description of our material legal and arbitration proceedings as of the date of this filing.
International Cargo Airlines Investigations
In February 2006 the European Commission (“EC”), the Department of Justice of the United States (“DOJ”), the Canadian Competition Bureau (“CCB”), and the Brazilian Administrative Counsel for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”), among others, initiated a global investigation of a large number of international cargo airlines (among them LAN Cargo) for possible price fixing of cargo fuel surcharges and other fees in the European and United States air cargo markets. As previously announced, LAN Cargo reached plea agreements with the DOJ and the CCB, which included the payment of fines, in relation to such investigation.
On November 9, 2010, the EC imposed fines on 11 air carriers for a total amount of Th€799,400 (equivalent to approximately ThUS$832,708). The fine imposed against LAN Cargo and its parent company, LATAM Airlines Group, totaled Th€8,220 (equivalent to approximately ThUS$9,670). LATAM Airlines Group provisioned ThUS$25,000 during the fourth quarter of 2007 for such fines, and maintained this provision until the fine was imposed in 2010. In 2010, LATAM Airlines Group recorded a ThUS$14,100 gain (pre-tax) from the reversal of a portion of this provision. This was the lowest fine applied by the EC, which includes a significant reduction due to LATAM Airlines Group’s cooperation with the Commission during the course of the investigation. In accordance with European Union law, on January 24, 2011 this administrative decision was appealed by LAN Cargo and LATAM Airlines Group to the General Court in Luxembourg. Any judgment by the General Court may also be appealed to the Court of Justice of the European Union. The European Court of Justice overturned the Commission’s decision on December 16, 2015. On May 20, 2016, the EC confirmed that they had decided not to appeal the case and to issue a new decision with the aim of correcting the faults identified in the judgment by the European Court of Justice.

On March 17, 2017, the EC re-adopted its decision and imposed on LAN Cargo and its parent company, LATAM Airlines Group, a fine in the same amount, ThUS9,670 (Th€8,220) as the original fine. On May 31, 2017 LAN Cargo and LATAM Airlines Group requested the annulment of this EC decision to the General Court of the European Union. In December 2017 LAN Cargo and LATAM Airlines Group presented their arguments for this annulment and in July 2019 LAN CARGO and LATAM participated in a hearing in the Court of Justice of the European Union in which we confirmed our request for annulment of the decision or instead a reduction of the amount of the fine. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from ThUS$9,670 (Th€8,220) to ThUS$2,638 (Th€2,244). This ruling was appealed by LAN Cargo, S.A. and LATAM Airlines Group on June 9, 2022. All the other 11 airlines also appealed the ruling affecting them. The European Commission responded to our appeal on September 7, 2022. LAN Cargo, S.A. and LATAM Airlines Group responded to the Commission’s arguments on November 11, 2022. On December 17, 2020, the European Commission submitted proof of claim for the total amount of the fine ThUS$9,670 or Th€8,220 to the Bankruptcy Court. The amount of this claim has been modified to ThUS$2,638. In January 2023, the European Commission replied to our defense, and on February 13, 2023, LAN Cargo, S.A. and LATAM Airlines Group requested the European Court of Justice to hold a hearing. The hearing was held before the European Court of Justice on April 10, 2024. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion stating that the European Court of Justice should dismiss all the airlines’ appeals and uphold the current fines. On February 26, 2026, the European Court of Justice rendered a dismissing the pending appeals of the airlines and upholding the fines imposed by the General Court on March 30, 2022.In LATAM´s and Lan Cargo S.A. case, the fine reduced by 73% to Th€2,244.

Civil actions have also been initiated against many airlines, including LAN Cargo and LATAM Airlines Group, in various European countries (Great Britain, Norway, Holland and Germany). The only judicial process still pending is in Norway. There has been no activity in the Norway proceeding since January 2014. However, out-of-court negotiations have been ongoing and, as in the case of the Netherlands, by the end of 2025 a preliminary agreement was reached with all the airlines involved, which were compelled to accept the withdrawal of their claims against LATAM and LAN CARGO after their prior claim was dismissed by the New York Court during the Chapter 11 proceedings. The formal withdrawal of their claims remains pending during 2026 in order to close the case in Norway. As of the date of this annual report on Form 20-F, the amount is undetermined.
On September 3, 2013, CADE published its decision to impose a fine of ThUS$51,000 against ABSA, after an investigation, commenced in 2008, against several cargo airlines and airlines officers over allegations of anticompetitive practices regarding fuel surcharges in the air cargo business. CADE also imposed fines upon a former Director and two former employees in the amounts of ThUS$1,000 and ThUS$510 respectively. On December 5, 2013 ABSA filed its application for Administrative Reconsideration before CADE. On December 19, 2014, CADE issued a new decision which reduced the fine against ABSA to ThUS$10,721 (R$58,862,206,35) (based on an exchange rate of US$1 = R$5.49). CADE also reduced the fines against ABSA’s Director and employees to US$216,973 and US$107,691, respectively (also based on an exchange rate of US$1 = R$5.49). ABSA has initiated a judicial appeal against the Union Federal seeking an additional reduction of the fine amount. In December 2018, a Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. The court’s decision was published on March 12, 2019. On March 13, 2019, ABSA filed a motion seeking clarification of the federal court’s decision. On April 1, 2019, a response to the motions for clarification filed by ABSA was presented. On May 24, 2019, the motions for clarification of ABSA were not accepted.
On June 18, 2019, an appeal was filed by ABSA. On August 14, 2019, CADE’s deadline for filing counter arguments was certified. On August 25, 2019, records were sent to the court. On the same date, the records were distributed to Desa Marli Marques Ferreira. On April 27, 2020, a petition was presented by ABSA attaching the renewal of the insurance-judicial policy. On April 19, 2021, a petition was presented by ABSA attaching the renewal of the insurance-judicial policy. On July 19, 2021, CADE filed a statement challenging the policy presented. On August 11, 2021, ABSA filed a petition with evidence of the regular status of the policy presented. On October 26, 2021, a decision was rendered determining the regularization of the policy by ABSA. On October 27, 2021, ABSA filed a petition reiterating the terms of its last petition, demonstrating the regularity of the policy presented. On February 8, 2022, ABSA was summoned to regularize the policy presented, by proving the existence of a reinsurance contract. On February 16, 2022, ABSA presented proof of reinsurance by Ezze Seguros. As of the date of this annual report on Form 20-F, a ruling on of ABSA’s appeal is awaited.
Class Actions
Class Action filed by the National Corporation of Consumers and Users (“CONADECUS”)

On June 25, 2020, the National Corporation of Consumers and Users (“CONADECUS”) filed a class action against LATAM Airlines Group in the 23° Juzgado Civil de Santiago, for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 pandemic, requesting the nullity of alleged abusive clauses in consumer contracts, the imposition of fines and compensation for damages in defense of the interest of consumers. On July 4, 2020 we filed a motion to reverse the court’s ruling declaring the admissibility of the action filed by CONADECUS. On July 11, 2020 we requested the Court to comply with the Chilean Insolvency Court’s ruling to suspend the case in connection with the foreign reorganization procedure pursuant to the Chilean Insolvency Act, a request that was accepted by the Court. CONADECUS filed a motion for reconsideration and an appeal against this resolution should the motion for reconsideration be dismissed. The Court dismissed the reconsideration motion on August 3, 2020, but admitted the appeal. On December 22, 2022, LATAM Airlines Group filed a motion requesting the stay of the proceedings to be lifted, given the current state of the reorganization procedure. On December 30, 2022, CONADECUS agreed to LATAM Airlines Group’s request. On January 23, 2023, the Santiago Court of Appeals granted LATAM’s motion and lifted the stay. On November 24, 2023, the Court dismissed LATAM’s motion for reversal against the ruling that declared the action filed by CONADECUS admissible. On December 4, 2023, LATAM filed a statement of defense. The settlement hearing took place on March 27, 2024, but the parties did not reach an agreement. On May 14, 2024 the Court determined the facts to be proven, and dismissed the motion of reconsideration on June 18, 2024, thereby opening the evidentiary stage. The parties were convened to hear a decision on May 27, 2025. As of the date of this annual report on Form 20-F, the amount is undetermined.

Class Action filed in 2023 by the National Corporation of Consumers and Users (“CONADECUS”)

On September 21, 2023, LATAM Airlines Group was notified of a class action lawsuit filed by CONADECUS in a Chilean Court (23° Juzgado Civil de Santiago), for alleged breaches of the Law on Protection of Consumer Rights because of the cancellation of tickets for international flights purchased through travel agencies. CONADECUS petitioned for fines and damages in defense of the class and/or diffuse interest of consumers. On September 30, 2023, LATAM Airlines Group filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed a statement of defense. On August 6, 2024, LATAM requested the Court to declare the abandonment of the procedure on account of the plaintiff’s lack of activity. The Court granted the abandonment of the procedure on March 27, 2025. Conadecus filed an appeal against this ruling on April 2, 2025, which was granted by the Santiago Court of Appeal on August 20, 2025. On November 26, 2025, the Court summoned the parties to a settlement hearing, which did not take place. On February 16, 2026, CONADECUS requested that the Court set a new date for the conciliation hearing, which the Court scheduled for March 20, 2026. As of the date of this annual report on Form 20-F, the amount is undetermined.

Class Action filed in 2024 by the National Corporation of Consumers and Users (“CONADECUS”)

On September 17, 2024, LATAM Airlines Group was notified of a class action lawsuit filed by CONADECUS in a Chilean Court (15° Juzgado Civil de Santiago), for alleged breaches of the Law on Protection of Consumer Rights because of the cancelation of flights occurred due to the CrowdStrike outage. CONADECUS petitioned for fines and damages in defense of the collective and/or diffuse interest of consumers. On September 27, 2024, LATAM Airlines Group filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, which was dismissed by the Court on November 20, 2024. On December 9, 2024, LATAM filed a statement of defense. The conciliation hearing was held on 19/02/2025, in which no agreement was reached. On April 3, 2025, the Court determined the facts to be proven, which was notified to LATAM Airlines Group on September 8, 2025. The ordinary evidentiary stage finished on November 5, 2025. At the moment the extraordinary evidentiary stage is pending, after which the Court should summon the parties to hear a decision. As of the date of this annual report on Form 20-F, the amount is undetermined.

Legal proceedings with the Antitrust Court in Chile (“TDLC”)

Rol NC-388-2011. On August 11, 2023, the Chilean Civil Aviation Administration (Junta de Aeronáutica Civil, or “JAC”) filed a petition for clarification with the Chilean Antitrust Court (Tribunal de Defensa de la Libre Competencia,
or “TDLC”) regarding certain capacity and other transitory restrictions applicable to the Santiago-Lima under the Eighth Condition. The petition seeks to impose a temporary five-year limitation on 23 frequencies assigned by the JAC to LATAM after the decision was issued.

On October 17, 2023, the TDLC accepted LATAM’s motion for reconsideration, amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal before the Supreme Court requesting that the TDLC resolution be overturned. This appeal was dismissed, as was a motion for reconsideration filed by the JAC, which the Supreme Court rejected unanimously LATAM opposed both JAC actions. There are no appeals pending in this case. As of the date of this annual report on Form 20-F, the amount is undetermined.

Rol NC-524-2023. In a separate but related proceeding, JetSmart, a competitor of LATAM, filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has been finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Chilean Decree Law No. 211, and dismissed the request for provisional measures. On October 4, 2023, JetSmart filed two motions for reconsideration against the TDLC’s decision. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injunction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of said injunction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for 13 international frequencies for the Santiago - Lima route, LATAM won 10 of 13 of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief requesting the dismissal of JetSmart’s new request for injunction. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry. On December 21, 2023, the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. During the months of January and February 2024, the FNE, the JAC, the SERNAC, Sky Airline and CONADECUS also provided background information. On February 13, 2024, the JAC submitted a request for clarification to the TDLC, asking if it could call for bids regarding international air frequencies on the Santiago-Lima route, the validity of which expires in 2024. On February 15, 2024, LATAM submitted a document stating that there was no matter to be clarified and that the request should be rejected. On February 15, 2024, the TDLC ruled against the JAC’s request, since there were no aspects to be clarified. On April 25, 2024, a tender was held for two Santiago-Lima frequencies, both of which were awarded to JetSmart. LATAM submitted the minutes of said tender to the TDLC. On June 19, 2024, LATAM submitted an economic report and observations to the report submitted by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional background information. On July 31, 2024, the public hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the TDLC requested the FNE to report on the current status of investigation No. 2755-24 discussed in its contribution of background information and for the JAC to report on the status of the citizen consultation related to the modification of the frequency allocation regulations. On December 24, 2024, the FNE and the JAC presented their responses. On January 10, 2025, the TDLC rejected JetSmart’s request for a non-contentious process of September 26, 2023, declaring that the bidding rules do not generate significant risks that may violate the provisions of Decree Law No. 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling. On October 6 and 7, 2025, the hearing before the Supreme Court took place, and LATAM participated in the oral arguments. The case is currently under advisement, pending a final decision. As of the date of this annual report on Form 20-F, the amount is undetermined.

Legal proceedings involving LATAM Airlines Peru

On January 26, 2023, LATAM Airlines Peru filed an appeal against the determination and fine resolutions issued by SUNAT for indirect disposal of income during the fiscal year 2015, for an aggregate amount of ThUS$185,987. Through Resolution of the National Taxpayer Intendency (Intendencia de Principales Contribuyentes Nacionales) N°. 4070340000928 dated December 19, 2023, SUNAT granted the appeal filed by the Company and, consequently, the previous resolutions were declared void. Subsequently, on September 4, 2024, through the notification of the Complementary Result of Requirement No. 0122220002363, SUNAT overturned the objection regarding the major maintenance expense of approximately ThUS$63,000 However, it upheld the remaining objections. Consequently, on September 26, 2024, SUNAT issued new determination and fine resolutions of ThUS$122,953. On October 23, 2024, the Company submitted a claim against these resolutions. However, on December 31, 2024, through Resolution No. 4070140001797 issued by the National Taxpayer Intendency, SUNAT declared the claim filed by the Company to be unfounded. As a result, on January 22, 2025, LATAM Airlines Peru filed an appeal against this resolution, which is currently pending resolution before the Tax Court. On July 25, 2025, the Company was notified of Tax Court Resolution No. 06398-1-2025, which declared the nullity of the resolution that admitted the appeal, after determining that SUNAT had failed to submit the complete administrative file related to the audit and administrative claim proceedings. In compliance with the Tax Court’s resolution, SUNAT resubmitted the complete administrative file through Official Letter No. 4194 on August 21, 2025. As of the date of this annual report on Form 20-F, the case is pending resolution before the Tax Court.

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

In relation to the July 17, 2007 accident of Airbus A320 aircraft (PR-MBK) of TAM Linhas Aéreas S.A. (TAM), over the last 18 years together with insurers/reinsurers reached settlements directly with the victims’ families, third parties and ex-employees. Hence, all direct claims and suits by victims’ families, third parties and ex-employees against TAM have now been concluded. The administrative action regarding the extent of the primary insurance coverage payable regarding victims on board the aircraft remains on appeal by TAM and the other defendants to the Superior Court in Brasília. No steps have been taken by any party to attempt preliminary execution of the second instance court decision and there should be sufficient grounds to defend any such action based on the releases signed by all claimants upon receiving final compensation. The insurance coverage with Itaú Unibanco Seguros S.A. (now Chubb Seguros) adequately covers all liabilities arising out of the accident, and therefore LATAM Airlines Brazil does not expect to incur in any additional expenses.

Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. Claims were also filed against the Brazilian ANAC, the Brazilian civil aviation regulatory agency, and ATR (Avions de Transport Régional, an aircraft manufacturer). In the majority of the cases there has already been a determined value and a court approved settlement. A limited cases have a determined amount but are pending settlement approval by the Court. Currently, there are no more cases with an undetermined amount that are pending out-of-court settlement. All cases are covered by insurers and we expect such proceedings to be closed.

Tax related proceedings

In July, 2011, the Brazilian National Institute of Social Security (“INSS”) issued a tax assessment notice requesting LATAM to pay certain charging amounts as a result of TAM Linhas Aereas’ lack of payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s total payroll, between 2004 and 2012. TAM Linhas Aereas and other plaintiffs filed an ordinary claim with a request for injunctive relief against the INSS decision. The company made cash deposits (as of December 31, 2025 the deposit amount is ThUS$104,649 (R$574,527,021.43) to the Court of total amounts required to guarantee the debts allegedly owed. The administrative proceedings have been suspended until the conclusion of the judicial claim, which is still pending an appeal filed by the Company against an unfavorable first instance decision. The approximate adjusted value of amounts potentially due in such proceeding as of December 31, 2012 was ThUS$43,300.

Since 1993, TAM Linhas Aereas S.A. is a plaintiff in a judicial claim against the Brazilian government seeking indemnity for damages arising out of the termination of an air transportation concession agreement that resulted in the freezing of TAM’s prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and judgment is pending an appeal by TAM. The amount of potential recovery is indeterminate as of the date of this annual report on Form 20-F. The original amount is estimated at ThUS$44,100 (R$246,086,745.00). This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of TAM’s legal advisors, and recent rulings issued by the Brazilian Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig), we believe that TAM’s likelihood of success is high, even if the court of second instance issued decision denying the claim. The process is currently being heard before the Federal Regional Court awaiting the processing of TAM’s appeal to STJ and STF.

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

(1) On October 29, 2018, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$126,588 (R$694,970,560.18), due to alleged irregularities of the Company on social security contribution related to work accidents (“GILRAT,” former “SAT”) from November 2013 until December 2017. TAM Linhas Aereas S.A. presented its defense, which was denied on February 7, 2019 and TAM Linhas Areas has filed an appeal. The company filed an appeal on September 18, 2025, which was denied. The company filed a new appeal on January 19, 2025. (2) On December 30, 2022, the Brazilian Federal Revenue Service issued a tax assessment notice against TAM Linhas Aereas S.A. in the amount of ThUS$19,575 (R$ 107,471,369.08), due to alleged irregularities of the

Company on social security contribution related to GILRAT between January and December, 2018. The administrative defense filed by TAM Linhas Aereas S.A. was denied and, thus, the Company filed an appeal. On December 4, 2024, one of the judges requested to review the case.As of the date of this annual report on Form 20-F, the Company is awaiting a new trial.

(2) On December 12, 2019, the Brazilian Federal Revenue Service Brazilian issued a tax assessment on the amount of ThUS$43,821 (R$240,577,402.02) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during 2014. The company filed its defense, which was denied in September 2020. In October 2024, a decision partially favorable to the company was issued. The Tax Authority filed an appeal. As of the date of this annual report on Form 20-F, a final decision is still pending.

(3) On February 7, 2024, the Brazilian Federal Revenue Service issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$55,042 (R$302,180,990.09) related to certain tax credits on about “PIS COFINS” (Federal Social Contributions Levied on Gross Revenue) during the period of 2019/2020. The administrative defense presented by the company was partially accepted on September 11, 2024. As of the date of this annual report on Form 20-F, a final decision on the Company's appeal is still pending.

On March 28, 2007, TAM Linhas Aereas S.A. filed a lawsuit (writ of mandamus) seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident and vacation involving amounts of ThUS$72,027 (R$395,430,405.25). On February 2, 2008 the court rendered a decision against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. An extraordinary remedial measure was filed, requesting to stay the effects of the decision until the Court’s decision was issued. The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024. The company made cash deposits on July 11, 2024 in the amount of ThUS$5,465 (R$33,774,052.14). The company is reviewing the amounts that could be recovered as a result of the Supreme Court’s decision (maternity payments, medical leave for accident and vacation).

On February 7, 2024, the Brazilian Federal Revenue Service issued a tax assessment against TAM Linhas Aéreas on the amount of ThUS$25,672 (R$140.939.832,38) which requires the Corporate Income Tax (IRPJ) and the Social Contribution on Net Profit (CSL related to the amortization of goodwill that TLA (Tam Linhas Aéreas) made in 2019/2020 with the incorporation of Multiplus. After an unfavorable ruling in the first instance, the Company filed an administrative appeal on September 18, 2025. As of the date of this annual report on Form 20-F, a final decision on the company's appeal is still pending.

For additional relevant legal proceedings relating to the ordinary course of the business, see Note 30 (Contingencies) in our audited consolidated financial statements.
Dividend Policy
In accordance with the Chilean Corporate Law, LATAM must distribute cash dividends equal to at least 30% of its annual consolidated net profits calculated in accordance with IFRS Accounting Standards, provided no financial losses are carried over and subject to limited exceptions. If there is no net income in a given year, LATAM can elect but is not legally obligated to distribute dividends out of retained earnings. The board of directors may declare interim dividends out of profits earned during such interim period to the extent the economic situation of the Company allows for such distribution. Pursuant to Chilean law, the annual cash dividend is approved by the shareholders at the annual ordinary shareholders’ meeting held during the first four months of the following year during which the dividend is proposed. All outstanding common shares are entitled to share equally in all dividends declared by LATAM, except for the shares that have not been fully paid by the shareholder after being subscribed.

We declare cash dividends in U.S. dollars, but make dividend payments in Chilean pesos, converted from U.S. dollars at the observed exchange rate five business days prior to the day we first make payment to shareholders. Holders of ADSs will be entitled to receive dividends on the underlying common shares to the same extent as holders of common shares. Holders of ADRs on the applicable record dates will be entitled to receive dividends paid on the common shares represented by the ADSs evidenced by such ADRs. Dividends payable to holders of ADSs will be paid by us to the depositary in Chilean pesos and remitted by the depositary to such holders net of foreign currency conversion fees and expenses of the depositary and will be subject to Chilean withholding tax currently imposed at a rate of 35% (subject to credits in certain cases as described under “Item 10. Additional Information—E. Taxation-Cash”). The amount of U.S. dollars distributed to holders of ADSs may be adversely affected by a devaluation of the Chilean currency that may occur before such dividends are converted and remitted. Owners of the ADSs will not be charged any dividend remittance fee by the depositary with respect to cash dividends.

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

Dividend for year:	Payment Date(s)	Total dividend payment	Number of common shares entitled to dividend	Cash dividend per common share	Cash dividend per ADS
		(in millions of U.S. dollars)	(in millions)	(U.S. dollars)	(U.S. dollars)
2022	n.a.	$0.0	604,437.88	$0.0	$0.0
2023	05/16/2024	$174.5	604,437.88	$0.00029	$0.00029
2024	04/22/2025	$293.1	604,437.88	$0.00048	$0.96980
2025(1)	12/23/2025	$400.0	574,215.98	$0.00070	$1.39320
(1) The 2025 dividend corresponds to an interim dividend declared and charged against the profits of the 2025 fiscal year.

B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report on Form 20-F, there have been no significant changes in our business, financial conditions or results of operations since December 31, 2025.
ITEM 9 THE OFFER AND LISTING
A.Offer and Listing Details

The principal trading market for our common shares is the Santiago Stock Exchange (“SSE”). The common shares have been listed on the SSE under the symbol “LAN” since 1989. In July 2024, the Company’s ADSs were relisted on the NYSE, following its delisting in June 2020 after entering into the Chapter 11 Restructuring. The relisting occurred following a new registration statement filed on Form F-3 for the proposed resale of its common shares in the form of ADSs and the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of US$24.00 per ADS (the “re-IPO”). On August 28, 2024, 1,773,026 additional ADSs were sold by LATAM’s shareholders pursuant to the underwriters’ overallotment option. We did not receive any proceeds from the sale of ADSs by the selling shareholders. Our ADSs trade on the NYSE under the ticker symbol “LTM,” each representing the right to receive 2,000 common shares, and our ADR program, with JP Morgan Chase Bank, N.A. as depositary, was approved for relisting and registration on the NYSE as of July 24, 2024.
Furthermore, on September 23, 2024, we became aware that the Colombian Stock Exchange (“BVC”), directly and without the participation of LATAM, registered the stock of LATAM Airlines Group S.A. (BCS: LTM) in the foreign securities quotation system called MGC Colombian Global Market, in accordance with the authorization granted by Resolution No. 1,408 of 2024 issued by the Financial Superintendence of Colombia. Although Colombian investors are be able to invest in these shares through the MGC Colombian Global Market since September 23, 2024, the registration of the shares in the MGC Colombian Global Market does not imply that LATAM Airlines Group S.A. acquires the status of a securities issuer in the Colombian securities market and, therefore, does not generate any obligations for LATAM, especially legal or financial obligations.
In 2025, certain of our shareholders sold an additional: (i) 10,000,000 ADSs on June 18, 2025 (at a price of US$37.00 per ADS); (ii) 18,000,000 ADSs on August 18, 2025 (at a price of US$42.60 per ADS); (iii) 7,000,000 ADSs on September 10, 2025 (at a price of US$47.60 per ADS); and (iv) 15,503,784 ADSs on September 26, 2025 (at a price of US$43.60 per ADS). We did not receive any proceeds from the sale of ADSs by the selling shareholders. On February 11, 2026 certain of our shareholders sold 12,000,000 ADSs at a price of US$61.90 per ADS.
As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as to approve the corresponding decrease in the Company’s share capital. At such Extraordinary Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares, representing subscribed and paid‑in capital of US$585,424,212, was approved, thereby reducing the Company’s share capital in such amount. Accordingly, the Company’s share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 common shares without nominal value, to US$4,418,152,114.78, divided into 574,219,895,457 common shares without nominal value.
As of December 31, 2025, the Company’s statutory capital is US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value. Of this amount, US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid; and the remaining balance of US$42,398, represented by 3,911,748 shares, is reserved exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued in connection with the Company’s emergence from the Chapter 11 reorganization process.

B.Plan of Distribution
Not applicable.
C.Markets
Trading
Chile
The Chilean stock market, which is regulated by the Chilean Financial Market Commission (Comisión para el Mercado Financiero, or “CMF”) under Law No.18,045 of October 22, 1981, as amended, which we refer to as the “Securities Market Act,” is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile. The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets. Privatization extended to the social security system, which was converted into a privately managed pension fund system. These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market. Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.
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
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Set forth below is information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law. This description contains all material information concerning the common shares but does not purport to be complete and is qualified in its entirety by reference to our bylaws, the Chilean Corporate Law and the Securities Market Law, each referred to below. For additional information regarding the common shares, reference is made to our bylaws, a copy of which is included as Exhibit 1.1 to this annual report on Form 20-F.
Organization and Register
LATAM Airlines Group is a publicly-held stock corporation (Sociedad Anónima Abierta) incorporated under the laws of Chile. LATAM Airlines Group was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (Diario Oficial de la República de Chile) No. 31,759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Santiago, Chile, Commerce Registry (Registro de Comercio de Santiago, Chile) for the year 1983. Our corporate purpose, as stated in our bylaws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.
General
Shareholders’ rights in a Chilean corporation are generally governed by the company’s bylaws and the Chilean Corporate Law. Article 22 of the Chilean Corporation Act states that the purchaser of shares of a corporation implicitly accepts its bylaws and any prior agreements adopted at shareholders’ meetings. Additionally, the Chilean Corporate Law regulates the government and operation of corporations (“sociedades anónimas,” or S.A.) and provides for certain shareholder rights. Article 137 of the Chilean Corporation Act provides that the provisions of the Chilean Corporation Act take precedence over any contrary provision in a corporation’s bylaws. The Chilean Corporate Law and our bylaws also provide that all disputes arising among shareholders in their capacity as such or between us or our administrators and the shareholders may either be submitted to arbitration in Chile or to the courts of Chile at the election of the plaintiff initiating the action. Despite the foregoing, it is forbidden for certain individuals (directors, senior managers, administrators and main executives of the corporation, and any shareholder that directly or indirectly holds shares whose book or market value exceed 5,000 UF at the moment of filing of the action) from submitting such action before the ordinary courts, thus obligating them to proceed with arbitration in all situations. Finally, Decree-Law No. 3,500 on Pension Fund Administrators, which allows pension funds to invest in the stock of qualified corporations, indirectly affects corporate governance and prescribes certain rights of shareholders. The Chilean Corporation Act sets forth the rules and requirements under which a corporation is deemed to be “publicly-held.” Article 2 of the Chilean Corporation Act defines publicly-held corporations as corporations that register their shares with the Registro de Valores (Securities Registry) of the CMF. Article 2 also indicates that corporations must register their shares with the Securities Registry in the event that they have had more than 2,000 shareholders (or such higher number established by the CMF through a general rule, provided that such number does not compromise public faith, taking into account the type of shareholder, nature of the company or similar circumstances) registered in the shareholders registry for 12 consecutive months.
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
Ownership Restrictions
Under Articles 12 and 20 of the Securities Market Act and General Rule 269 issued by the CMF in 2009, certain information regarding transactions in shares of publicly-held corporations must be reported to the CMF and the Chilean stock exchanges on which the shares are listed. Since the ADRs are deemed to represent the shares underlying the ADSs, transactions in ADRs will be subject to those reporting requirements. Among other matters, the beneficial owners of ADSs that directly or indirectly hold 10% or more of the subscribed capital of LATAM Airlines Group, or that reach or exceed such percentage through an acquisition, are required to report to the CMF and the Chilean stock exchanges, the day following the event:
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
Under Article 54 of the Securities Market Act and under CMF regulations, persons or entities that intend to acquire control, whether directly or indirectly, of a publicly-held corporation, must follow certain notice requirements, regardless of the acquisition vehicle or procedure or whether the acquisition will be made through direct subscriptions or private transactions. In the first place, the potential acquirer must send a written communication to the target corporation, any companies controlling or controlled by the target corporation, the CMF and the Chilean stock exchanges on which the target’s securities are listed, stating, among other things, the person or entity purchasing or selling and the price and material conditions of any negotiations. Subsequently, the potential acquirer must also inform the public of its planned acquisition by means of a publication in two Chilean newspapers with national distribution and by uploading such notice to the acquirer’s website, if available. Both requirements shall be met at least 10 business days prior to the date on which the acquisition transaction is to close, and in any event, as soon as negotiations regarding the change of control have been formalized or when confidential information or documents concerning the target are delivered to the potential acquirer. The notices must state, among other things, the person or entity purchasing or selling and the price and conditions of any negotiations.
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
Title XXV of the Securities Market Act on tender offers and CMF regulations provide that certain transactions entailing the acquisition on control of a publicly-held corporation must be carried out through a tender offer. In addition, Article 199 bis of the Chilean Securities Market Act extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint action agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a publicly-held corporation. Such tender offer must be effected within 30 days from the date of such acquisition.
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
Capitalization
Under Chilean law, the shareholders of a corporation, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the corporation’s share capital. When an investor subscribes issued shares, the shares are registered in that investor’s name even without payment, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and returns of capital, provided that the shareholders may, by amending the bylaws, also grant the right to receive dividends or distributions of capital despite not having paid for the subscribed shares. The investor becomes eligible to receive dividends once it has paid for the shares, or, if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s bylaws provide otherwise. If an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the appropriate stock exchange, and it has a cause of action against the investor to recover the difference between the subscription price and the price received for the sale of those shares at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder (except the right to receive dividends and returns of capital, as noted above). Regarding shares issued but not paid for within the period determined by the extraordinary shareholders’ meeting for their payment (which period cannot exceed three years from the date of such shareholders’ meeting), until January 1, 2010 they were cancelled and no longer available for subscription and payment. As of January 1, 2010, the board of directors of LATAM Airlines Group has a legal obligation to initiate the necessary legal actions to collect the unpaid amounts, unless the shareholders’ meeting which authorized the capital increase allowed the board to abstain from taking such action by a vote of two thirds of the issued shares, in which case the former rule still applies. Once the foregoing legal actions are exhausted, the board of directors shall propose to the shareholders’ meeting the appropriate capital adjustment measures, to be decided by simple majority. Fully paid shares are not subject to further calls or assessments or to liabilities of LATAM Airlines Group.

As of December 31, 2025, the Company’s statutory capital is represented by 574,219,895,457 ordinary shares without nominal value. As of the same date, LATAM had a total of 574,215,983,709 shares subscribed and paid; and the balance, corresponding to 3,911,748 shares underlying convertible bonds issued (still unconverted as of such date) as part of LATAM’s capital increase approved in July 5, 2022, which remain pending subscription and payment as of the date of this annual report on Form 20-F.
Chilean law recognizes the right of corporations to issue shares of common and preferred stock. To date, we have issued and are authorized by our shareholders to issue only shares of common stock. Each share of common stock is entitled to one vote.
Treasury Stock
On October 17, 2025, at our extraordinary shareholders’ meeting, our shareholders approved (i) the cancellation of 30,221,893,878 common shares of the Company, acquired under the March Program and the June Program, which represent an amount of subscribed and paid capital of US$585,424,212 and (ii) the resulting reduction of our share capital by the same amount, from US$5,003,576,326.78, divided into 604,441,789,335 common shares without nominal value, to US$4,418,152,114.78, divided into 574,219,895,457 common shares without nominal value. Of such amount, the sum of US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid and the remainder, amounting to US$42,398.00, represented by 3,911,748 shares, is intended to be subscribed and paid solely and exclusively to satisfy the conversion of the convertible notes issued pursuant to the resolution of the extraordinary shareholders’ meeting held on July 5, 2022, which remain pending conversion as of the date of this annual report on Form 20-F. For further information on our convertible notes, see Note 24(e) in our audited consolidated financial statements. For further information on our March Program and our June Program, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
As of December 31, 2025, LATAM had no common shares in treasury.

Share Repurchase
The Chilean Corporations Act permit LATAM to purchase its own shares, subject to certain restrictions and approval by our shareholders’ meeting. Our board of directors may only exercise this power on behalf of LATAM, subject to the Chilean Corporations Act, the determinations of our shareholders’ meeting and to any applicable requirements imposed from time to time by the SEC, the SSE, the Chilean Electronic Exchange, the NYSE, or by any recognized stock exchange on which our securities are listed. For more information. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”
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
When preemptive rights are not made available to ADS holders, the depositary may sell those holders’ preemptive rights and distribute the proceeds thereof if a secondary market for such rights exists and a premium can be recognized over the cost of such sale. In the event that the depositary does not sell such rights at a premium over the cost of any such sale, all or certain holders of ADRs may receive no value for the preemptive rights. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “—E. Taxation—Material Chilean Income Tax Considerations—Capital Gains.” If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately. Thus, the inability of holders of ADSs to exercise preemptive rights in respect of common shares underlying their ADSs could result in a change in their percentage ownership of common shares following a preemptive rights offering.
Under Chilean law, preemptive rights are freely exercisable, transferable or waived by shareholders during a 30-day period commencing upon publication of the official notice announcing the start of the preemptive rights period in the newspaper designated by the shareholders’ meeting. The preemptive right of the shareholders is the pro rata amount of the shares registered in their name in the shareholders’ registry of LATAM Airlines Group as of the fifth business day prior to the date of publication of the notice announcing the start of the preemptive rights period. During such 30-day period (except for shares as to which preemptive rights have been waived), Chilean companies are not permitted to offer any newly issued common shares for sale to third parties. For that 30-day period and an additional 30-day period, Chilean publicly-held corporations are not permitted to offer any unsubscribed common shares for sale to third parties on terms that are more favorable to the purchaser than those offered to shareholders. At the end of such additional 30-day period, Chilean publicly-held corporations are authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on a Chilean stock exchange.
Directors
Our bylaws provide for a board of nine directors. Compensation to be paid to directors must be approved by vote at the annual shareholders’ meeting. We hold elections for all positions on the board of directors every two years. Under our bylaws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his/her votes in favor of one nominee or may apportion his/her votes among any number of nominees. These voting provisions currently ensure that a shareholder owning more than 10% of our outstanding shares is able to elect at least one representative to our board of directors.
Under the Chilean Corporate Law, transactions of a publicly-held corporation with a “related” party must be conducted on an arm’s-length basis and must satisfy certain approval and disclosure requirements which are different from the ones that apply to a privately held company. The conditions apply to the publicly-held corporation and to all of its subsidiaries.
These transactions include any negotiation, act, contract or operation in which the publicly-held corporation intervenes together with either (i) parties which are legally deemed related pursuant to article 100 of the Chilean Securities Market Act, (ii) a director, senior manager, administrator, main executive or liquidator of the company, either on their own behalf or on behalf of a third party, including those individuals’ spouses or close relatives, (iii) companies in which the foregoing individuals own at least 10% (directly or indirectly), or in which they serve as directors, senior managers, administrators or main executives, (iv) parties indicated as such in the publicly-traded company’s bylaws, or identified by the board of directors’ committee or (v) those who have served as directors, senior managers, administrators, main executives or liquidators of the counterparty in the last 18 months and are now serving in one of those positions at the publicly-traded company.
Pursuant to Article 147 of Chapter XVI of the Chilean Corporation Act, a publicly-held corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:
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
6.When the directors of the company must express their view on a related party transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact.”
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
1.Transactions that do not involve a “material amount.” For this purpose, any transaction that is both greater than UF2,000 (as of December, 31, 2025, approximately Ch$79.5 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of December 31, 2025, approximately Ch$794.6 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.
2.Transactions that pursuant to the company’s policy of usual related party transactions as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policy shall have the approval of the board of directors’ committee and shall be communicated as a “Relevant Fact” and made available to shareholders at the company’s business offices and on its internet site, and the transaction shall be reported as a “Relevant Fact,” if applicable. Such policy shall not authorize the subscription of acts or contracts that compromise more than 10% of the assets of the company.
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
Likewise, during the meeting held by the Board of Directors on August 8, 2024, also granted the generic approval for those related-party transactions referred to in preceding numbers one (non-material amounts) and three (95% or more of the equity of the counterpart), pursuant to said letters a) and c) of Article 147 of the Chilean Corporation Act.
Shareholders’ Meetings and Voting Rights
Chilean Corporate Law requires that an ordinary annual meeting of shareholders be held within the first four months of each year after being called by the board of directors (generally they are held in April, but in any case following the preparation of our financial statements, including the report of our auditors, for the previous fiscal year). The shareholders at the ordinary annual meeting approve the annual financial statements, including the report of our auditors, the annual report, the dividend policy and the final dividend on the prior year’s profits, elect the board of directors (when applicable) and approve any other matter that does not require an extraordinary shareholders’ meeting. The most recent extraordinary meeting of our shareholders was held on October 17, 2025, and the most recent ordinary annual meeting of our shareholders was held on March 24, 2025.
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
The following matters can only be considered at an extraordinary shareholders’ meeting:
•our dissolution;
•a merger, transformation, division or other change in our corporate form or the amendment of our bylaws;
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
•granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless to secure or guarantee the obligations of a subsidiary, in which case only the approval of the board of directors will suffice; and
•other matters that require shareholder approval according to Chilean law or the bylaws.
The matters referred to in the first seven items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.
The bylaws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. However, pursuant to the second paragraph of article 67 of the Chilean Corporation Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:
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
•all other matters provided for in the bylaws;
•the correction of any formal defect in our incorporation or any amendment to our bylaws that refers to any of the matters indicated in the first 16 items listed above;
•the institution of the right of the controlling shareholder who has purchased at least 95% of the shares to purchase shares of the outstanding minority shareholders pursuant to the procedure set forth in article 71 bis of the Chilean Corporation Act; and
•the approval or ratification of transactions with related parties, as per article 147 of the Chilean Corporation Act (described above).
Amendments to the bylaws that have the effect of establishing, modifying or eliminating any special rights pertaining to any series of shares require the consenting vote of holders of two-thirds of the shares of the affected series. As noted above, LATAM Airlines Group does not have a special series of shares.
On November 3, 2024, the restriction established in the third transitory article of LATAM’s bylaws, which consisted of all items referred to in the second paragraph of article 67 of the Chilean Corporations Act requiring the affirmative vote of at least 73% of the outstanding voting shares, automatically ceased. Hence, the two-thirds majority contemplated in the second paragraph of said article 67 applied thereafter.
In general, Chilean law does not require a publicly-held corporation to provide the level and type of information that the U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company and its subsidiaries within the 15-day period before a scheduled meeting. No later than 10 days ahead of the scheduled shareholder’s meeting, the board of directors of a publicly-held corporation is required to publish on its website certain information, including that related to the matters to be discussed in such a meeting together with instructions to obtain copies of the relevant supporting documents. The board is also required to make available to the shareholders the annual report and the financial statements of the company, and to publish such information in the company’s webpage at least 10 days in advance of the scheduled shareholders meeting. In addition to these requirements, we regularly have provided, and currently intend to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend for shareholder approval. See “—Dividend and Liquidation Rights,” below.
Chilean Corporate Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include such shareholders’ comments and proposals in relation to the company’s affairs, together with the comments and proposals set forth by the board of directors’ committee. Similarly, Chilean Corporate Law provides that whenever the board of directors of a publicly-held corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be included, together with the comments and proposals set forth by the board of directors’ committee.

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
The price to be paid to a dissenting shareholder of a publicly-held corporation is its market value. In the case of corporations which shares are actively traded on a stock exchange (acciones con presencia bursátil) pursuant to a General Rule issued by the CMF, the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted during the 60 stock-exchange-business-day period elapsed between the 30th and the 90th stock-exchange-business-days-preceding the shareholder resolution giving rise to the withdrawal right. If the shares of the corporation do not qualify as “actively traded” pursuant to the General Rules dictated by the CMF, the market price corresponds to the book value of the shares. Book value for this purpose equals paid capital plus reserves and profits, less losses, divided by the total number of subscribed and paid shares. For the purpose of making this calculation, the last balance sheet submitted to the CMF is used and adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the withdrawal right.
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
•the correction of any formal defect in the incorporation of the company or any amendment to the company’s bylaws that grants the right to withdraw;
•the granting of security interests or personal guarantees to secure or guarantee third parties’ obligations exceeding 50% of the company’s assets, except with regard to subsidiaries;
•if the CMF approves de-registering the shares of a publicly-held corporation in the Securities Registry of the CMF, as resolved by the extraordinary shareholders’ meeting;
•if the extraordinary shareholders’ meeting resolves to close a publicly-held corporation, in the event that the CMF had previously de-registered its shares in the Securities Registry of the CMF as a consequence of a sanctioning administrative process;
•if the controlling shareholder of a publicly-traded company reaches over 95% of the shares (in such case, the right must be exercised within 30 days of the date in which the threshold is reached, circumstance that must be communicated by means of a publication); and
•such other causes as may be established by the company’s bylaws (no such additional resolutions currently are specified in our bylaws).
In addition, shareholders of publicly-held corporations have the right to withdraw if a person acquires two-thirds or more of the outstanding shares of such corporation with the right to vote (except as a result of other shareholders not having subscribed and paid a capital increase) and does not make a tender offer for the remaining shares within 30 days after acquisition.
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
The circumstance indicated above regarding ownership in excess of 95% by the controlling shareholder creates not only a withdrawal right for the remaining minority shareholders, but as of January 1, 2010, it could also potentially create a “squeeze out” right by the controlling shareholder with respect to those same shareholders (granting a call option by means of which the controlling shareholder may buy-out the existing ownership participations) pursuant to the provisions of article 71 bis of the Corporation Act. However, the “squeeze out” right would apply to the extent expressly contemplated in the bylaws of the corporation, and only with respect to the shares acquired by a shareholder during the effectiveness of such provision in the bylaws of the corporation. LATAM’s bylaws currently do not contemplate a “squeeze out”.
Registration and Transfers
DCV Registros S.A. (“DCV”), a local depository corporation, acts as LATAM Airlines Group’s registration agent. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.
C.Material Contracts
Table of Material Contracts for the Purchase of Aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Boeing 787-8/9 Fleet
Purchase Agreement No. 3256 with the Boeing Company	October 29, 2007	⮚ Boeing 787-8 aircraft (18).	US$	3,200,000,000
⮚ Boeing 787-9 aircraft (eight).
⮚ Option of purchasing 15 additional aircraft to be delivered in 2017 and 2018.
Supplemental Agreement No. 1 to the Purchase Agreement No. 3256	March 22, 2010	⮚ Advance scheduled delivery date of 10 Boeing 787-8 aircraft and substitute four Boeing 787-9 aircraft into four Boeing 787-8 aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement No. 3256	August 24, 2012	⮚ Replace two Boeing 787-8 aircraft with two Boeing 787-8 aircraft with a later delivery.
Delay Settlement Agreement to the Purchase Agreement No. 3256	September 16, 2013	⮚ Agreed to update delivery dates, settle consequences of delays and convert several future deliveries of B787-8 aircraft to B787-9 aircraft. This agreement was amended on April 22, 2015 to update delivery dates of certain aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Supplemental Agreement No. 4 to the Purchase Agreement No. 3256	April 22, 2015	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft and replace four Boeing 787-8 aircraft with four Boeing 787-9 aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement No. 3256	May 27, 2016	⮚ Convert four Model 787-8 Aircraft to four Model 787-9 Aircraft, and Defer of two Model 787-9 Aircraft from 1Q 2018 and 2Q 2018 to 3Q 2018 and 4Q 2018 respectively.
Supplemental Agreement No. 13 to the Purchase Agreement No. 3256	July 3, 2019	⮚ To include certain letter agreements
Supplemental Agreement No. 14 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Reschedule the delivery dates of four Boeing 787-8 aircraft
Supplemental Agreement No. 15 to the Purchase Agreement No. 3256	October 11, 2019	⮚ To incorporate Exhibit A1
Supplemental Agreement No. 16 to the Purchase Agreement No. 3256	October 11, 2019	⮚ Deferral of PDPs.
Supplemental Agreement No. 17 to the Purchase Agreement No. 3256	February 17, 2020	⮚ To include certain letter agreements.
Supplemental Agreement No. 18 to the Purchase Agreement No. 3256	April 29, 2021	⮚ Covering the cancellation of the delivery of four Boeing 787-9 aircraft.
787 Settlement Agreement	June 17, 2022	⮚ Agreed to update delivery dates and settle certain consequences.
Supplemental Agreement No. 19 to the Purchase Agreement No. 3256	August 30, 2023	⮚ Incremental order of five additional Boeing 787 Aircraft.
Supplemental Agreement No. 20 to the Purchase Agreement No. 3256	August 13, 2024	⮚ Incremental order of 10 additional Boeing 787 Aircraft.
Aircraft Sale & Purchase Agreement pertaining to one Boeing 787-8 aircraft bearing manufacturer's serial number 38466 and an Aircraft Sale & Purchase Agreement pertaining to one Boeing 787-8 aircraft bearing manufacturer's serial number 38472.
June 24, 2025
⮚ Aircraft Sale & Purchase Agreement pertaining to one Boeing 787-8 aircraft bearing manufacturer's serial number 38466 and an Aircraft Sale & Purchase Agreement pertaining to one Boeing 787-8 aircraft bearing manufacturer's serial number 38472.

Embraer Aircraft Fleet
Purchase agreement COM0338-24 between EMBRAER S.A. and LATAM AIRLINES GROUP S.A	September 21, 2025	⮚ Purchase agreement COM0338-24 between EMBRAER S.A. and LATAM AIRLINES GROUP S.A. for the purchase and sale of certain aircraft

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Airbus A320-Family Fleet
Second A320-Family Purchase Agreement with Airbus S.A.S.	March 20, 1998	⮚ Airbus A320-Family Aircraft (five)	US$	230,000,000
Amendment No. 1 to the Second A320-Family Purchase Agreement	November 14, 2003	⮚ Exercise three purchase rights for Airbus 319 aircraft, among other things.
Amendment No. 2 to the Second A320-Family Purchase Agreement	October 4, 2005	⮚ Acquire 25 additional Airbus 320 Family Aircraft and 15 purchase rights for Airbus A320-Family Aircraft.
Amendment No. 3 to the Second A320-Family Purchase Agreement	March 6, 2007	⮚ Exercise 15 purchase rights for 15 Airbus A320-Family Aircraft.
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
Aircraft sale and purchase agreement. Dated as of February 26, 2025 among the sellers, VMO AIRCRAFT LEASING IRELAND as Seller Guarantor and LATAM AIRLINES GROUP S.A. as buyer for 11 used Airbus A321 Aircraft
	February 26, 2025	⮚ Sale and purchase agreement Dated as of February 26, 2025 among THE SELLERS, VMO AIRCRAFT LEASING IRELAND as Seller Guarantor and LATAM AIRLINES GROUP S.A. as buyer for 11 used Airbus A321 Aircraft
Amendment No. 32 to the A320/A330 Purchase Agreement between Airbus S.A.S and LATAM Airlines Group	December 19, 2025	⮚ Amendment No. 32 to the A320/A330 Purchase Agreement between Airbus S.A.S and LATAM Airlines Group
Amendment No. 13 to the A320 Family Purchase Agreement between LATAM Airlines Groups and Airbus S.A.S	December 19, 2025	⮚ Amendment No. 13 to the A320 Family Purchase Agreement between LATAM Airlines Groups and Airbus S.A.S
Airbus A320 NEO-Family Fleet
A320 NEO Purchase Agreement	June 22, 2011	⮚ Airbus 320 NEO Family Aircraft (20)-	US$	1,700,000,000
⮚ Delivery scheduled to take place in 2017 and 2018
Amendment No. 1 to the A320 NEO Purchase Agreement	February 27, 2014	⮚ Covering the advancement of the date by which LATAM selects the propulsion systems.
Amendment No. 2 to the A320 NEO Purchase Agreement	July 15, 2014	⮚ Covering the order of incremental A320 NEO Aircraft.
Amendment No. 3 to the A320 NEO Purchase Agreement	December 11, 2014	⮚ Covering the order of incremental A320 NEO Aircraft and A321 NEO Aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 4 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Covering the reschedule of the delivery of eight Original NEO Aircraft and the conversion of four Original NEO Aircraft into A321 NEO Aircraft
Amendment No. 5 to the A320 NEO Purchase Agreement	April 15, 2016	⮚ Changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 6 to the A320 NEO Purchase Agreement	August 8, 2016	⮚ Covering the cancellation of the delivery of four A320 NEO Aircraft.
Amendment No. 7 to the A320 NEO Purchase Agreement	September 22, 2017	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 8 to the A320 NEO Purchase Agreement	December 21, 2018	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 9 to the A320 NEO Purchase Agreement	August 4, 2021	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 10 to the A320 NEO Purchase Agreement	August 17, 2023	⮚ Covering the rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts – A320/A330 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	November 2006	⮚ Airbus A320-Family Aircraft (31).	US$	3,300,000,000
⮚ Airbus A330-200 Aircraft (six).
⮚ Delivery was scheduled to take place between 2007 and 2010.
New Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A320-Family Aircraft (20).	US$	2,140,000,000
⮚ Airbus A330-200 aircraft (four).
⮚ Delivery was scheduled to take place between 2007 and 2014.
New Purchase Agreement with Airbus S.A.S.	July 2010	⮚ Airbus A320-Family Aircraft (20).	US$	1,450,000,000
⮚ Delivery was scheduled to take place between 2014 and 2015.
New Purchase Agreement with Airbus S.A.S.	October 2011	⮚ Airbus A320-Family Aircraft (10).	US$	1,730,000,000
⮚ Airbus A320 NEO Family Aircraft (22).
⮚ Delivery scheduled to take place between 2016 and 2018.
⮚ Ten option rights for Airbus A320 NEO Family Aircraft.
Amendment No. 13 to the A320/A330 Purchase Agreement	November 2012	⮚ Convert the aircraft type of A320 Family Aircraft.
Amendment No. 14 to the A320/A330 Purchase Agreement	December 2012	⮚ Convert the aircraft type of an A320 Family Aircraft and reschedule the delivery date of such aircraft.

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Amendment No. 15 to the A320/A330 Purchase Agreement	February 2013	⮚ Changes to the scheduled delivery month of certain A320 Family Aircraft.
Amendment No. 16 to the A320/A330 Purchase Agreement	February 2013	⮚ Change to the aircraft type of certain A320 Family Aircraft, to the scheduled delivery month/quarter of certain A320 Family Aircraft and make certain changes to the dates by which TAM will select the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 17 to the A320/A330 Purchase Agreement	August 2013	⮚ Change to the scheduled delivery month of a certain A320 Family Aircraft and to make the selection of the propulsion systems and NEO propulsion systems for certain Aircraft.
Amendment No. 20 to the A320/A330 Purchase Agreement	June 2015	⮚ Change to the schedule delivery month of one A321 Aircraft.
Amendment No. 21 to the A320/A330 Purchase Agreement	December 2015	⮚ Change to the schedule delivery month of two A320 NEO Aircraft.
Amendment No. 23 to the A320/A330 Purchase Agreement	April 15, 2016	⮚ Reflect the changes in the technical specifications of the aircraft to be received under this agreement.
Amendment No. 24 to the A320/A330 Purchase Agreement	August 8, 2016	⮚ Cancel the delivery of eight A320 NEO Aircraft.
Amendment No. 26 to the A320/A330 Purchase Agreement	December 21, 2018	⮚ Rescheduled delivery of five A320 NEO Aircraft and 11 A321 NEO Aircraft.
⮚ Cancel the delivery of one A321 Aircraft.
Amendment No. 27 to the A320/A330 Purchase Agreement	August 4, 2021	⮚ Incremental order of 28 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
Amendment No. 28 to the A320/A330 Purchase Agreement	July 20, 2022	⮚ Incremental order of 17 additional A320 NEO Family Aircraft.
⮚ Rescheduling and type conversion of certain A320 NEO Family Aircraft.
Amendment No. 29 to the A320/A330 Purchase Agreement	August 2023	⮚ Incremental order of 13 additional A320 NEO Family Aircraft.
⮚ Rescheduling of certain A320 NEO Family Aircraft.
TAM Material Contracts - A350 Family Purchase Agreement
Purchase Agreement with Airbus S.A.S.	January 2008	⮚ Airbus A350 aircraft (22).	US$	6,480,000,000

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
⮚ Ten option rights for Airbus A350 aircraft.

Amendment No. 1 to the A350 Purchase Agreement	July 2010	⮚ Exercise its option of five A350 XWB options.
Amendment No. 2 to the A350 Purchase Agreement	July 2014	⮚ Reschedule the delivery of certain A350-900XWB and to amend certain provisions to reflect the latest aircraft specification.
Novation Agreement to the A350 Purchase Agreement	July 2014	⮚ Novating the A350 purchase agreement from TAM to LATAM.

Amendment No. 4 to the A350 Purchase Agreement	September 2015	⮚ Modify certain terms and conditions of such agreement and to convert a number of A350-900 XWB Aircraft into A350-1000 XWB Aircraft.
Amendment No. 5 to the A350 Purchase Agreement	November 2015	⮚ Convert a number of A350-900 XWB aircraft into six A350-1000 XWB aircraft and to reschedule the delivery of certain A350-900 XWB.
Amendment No. 7 to the A350 Purchase Agreement	August 8, 2016	⮚ Change aircraft type, from two A350-900 XWB Aircraft to two A350 - 1000 XWB Aircraft.
Amendment No. 9 to the A350 Purchase Agreement	September 22, 2017	⮚ Convert two A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
Amendment No. 10 to the A350 Purchase Agreement	December 21, 2018	⮚ Convert four A350-1000 XWB Aircraft into A350-900 XWB Aircraft.
⮚ Reschedule of six A350-900 XWB Aircraft and eight A350-1000 XWB.
Amendment No. 11 to the A350 Purchase Agreement	April 29, 2019	⮚ Reschedule of two A350-900 XWB Aircraft.
Amendment No. 12 to the A350 Purchase Agreement	August 5, 2019	⮚ Reschedule of one A350-900 XWB Aircraft.
Termination Agreement in respect of the A350 Purchase Agreement	August 4, 2021	⮚ Cancellation of two remaining deliveries of A350-1000 XWB Aircraft.

TAM Material Contracts - Boeing 777 Purchase Agreement

Agreement	Date	Aircraft (number purchased)	Estimated Gross Value of Aircraft at List Price
Purchase Agreement with Boeing	February 2007	⮚ Boeing 777-32WER aircraft (four).	US$	1,070,000
Supplemental Agreement No. 1 to the Purchase Agreement	August 2007	⮚ Exercise four option aircraft and to define certain aircraft configuration.
Supplemental Agreement No. 2 to the Purchase Agreement	March 2008	⮚ Document its agreement on the descriptions and pricing of some options and master changes related to certain aircraft.
Supplemental Agreement No. 3 to the Purchase Agreement	December 2008	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 5 to the Purchase Agreement	July 2010	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 6 to the Purchase Agreement	February 2011	⮚ Purchase of two incremental 777 aircraft.
Supplemental Agreement No. 7 to the Purchase Agreement	May 2014	⮚ Substitute two 777-300ER aircraft originally scheduled for delivery in 2014 for two 777-F aircraft for scheduled delivery in 2017.
Supplemental Agreement No. 8 to the Purchase Agreement	April 2015	⮚ Reschedule the delivery of certain aircraft.
Supplemental Agreement No. 11 to the Purchase Agreement	October 11, 2019	⮚ Option to cancel two Aircraft
Supplemental Agreement No. 12 to the Purchase Agreement	February 3, 2020	⮚ Cancellation of one Aircraft
Supplemental Agreement No. 13 to the Purchase Agreement	April 29, 2021	⮚ Cancellation of one Aircraft
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
Airbus A320-Family Aircraft Fleet
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
On February 25, 2022, we entered into lease agreements with Bank of Utah, solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of six A321neo to be delivered in 2023 and 2024. Also, on March 31, 2022, we entered into lease agreements with Bank of Utah, not in its individual capacity but solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of two additional A321neo to be delivered in 2024. These lease agreements are for a duration of 12 years.
On March 02, 2023, we entered into lease agreements with Bank of Utah, solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of four B787-9 to be delivered in 2025. These lease agreements are for a duration of 12 years.
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
GE Commercial Aviation
On April 30, 2007, we also entered into an Aircraft Lease Common Terms Agreement with GE Commercial Aviation Services Limited and two Aircraft Lease Agreements with Wells Fargo Bank Northwest N.A., as owner trustee, for the lease of two Boeing 777-200LRF aircraft. These aircraft were delivered in 2009 and the leases shall remain in place for a term of 96 months.
GE Engine Services LLC
On June 12, 2014, we (and TAM Linhas Aereas S.A.) entered into engine services agreement with GE Engine Services, LLC and GE Celma Ltda. for the provision of maintenance services of CF6-80C2B6F engines (which powers our Boeing 767 fleet) during 200 shop visits or 10 years, whichever occurs first.
On June 18, 2021, we entered into an engine services agreement with GE Engine Services, LLC for the provision of maintenance services of GE90-115BL engines, which power 10 Boeing 777 passenger fleet and three spare engines, for a period of six years.
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

On March 15, 2006, TAM Linhas Aereas S.A. entered into an engine services agreement with GE Celma Ltda. for the provision of maintenance services for CFM56-5B engines, which power 47 A320-family passenger fleet and six spare engines, for a period of 15 years per engine.
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
On April 30, 2015, PW assigned the agreement described above to International Aero Engines, LLC.
On November 22, 2022, we entered into Amendment No. 7 to the abovementioned services agreement with International Aero Engines, LLC, for the sale and support by IAE of PW1100 engines to power additional A320neo-Family Aircraft and additional option aircraft, and additional PW1100 spare engines.
On September 17, 2024, we entered into the PW1100G-JM Supplemental Support Agreement with IAE International Aero Engines, LLC for the support of AOG events.
Rolls-Royce PLC & Rolls-Royce TotalCare Services Limited
On September 30, 2009, we entered into General Terms Agreement No. DEG5307 (the “GTA”) with Rolls-Royce PLC for the sale and support by Rolls-Royce of Trent 1000 engines to power 32 Boeing 787 Family Aircraft and up to 10 Trent 1000 spare engines. On the same date, we entered into a Rate Per Flight Hour Engine Shop Maintenance Services Agreement with Rolls-Royce TotalCare Services Limited for the provision by Rolls-Royce of maintenance services for the abovementioned installed and spare engines, for a period of 15 years per engine.
On December 1, 2021, we entered into Amendment No. 7 to the abovementioned services agreement with Rolls-Royce PLC, for the sale and support by Rolls-Royce of Trent 1000 engines to power 28 Boeing 787 Family Aircraft and additional option aircraft, and up to 13 Trent 1000 spare engines.
RTX Corporation Pratt & Whitney Division
On December 30, 2025, we entered into an engine purchase and support agreement and fleet program agreement with RTX CORPORATION - Pratt & Whitney Division ("PW") for the sale, support and maintenance by PW of PW1900G engines that power the E2 aircraft.
International Aero Engines AG
On October 12, 2006, we entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 53 A320-family passenger fleet and nine spare engines, for a period of 12 years per engine.
On October 21, 2010, TAM Linhas Aereas S.A. entered into an engine services agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500-A5 engines, which power 26 A320-family passenger fleet and seven spare engines, for a period of 12 years per engine.
On September 17, 2024, we and TAM Linhas Aereas S.A entered into the V-Services Fixed Price Repair Agreement with IAE International Aero Engines AG for the provision of maintenance services of V2500 engines, for a period of five years per engine.
CFM International
On June 29, 2016, we entered into a Rate Per Flight Hour Agreement for Engine Shop Maintenance Services with CFM International, Inc., covering the MRO of certain CFM56-5B engines.
On December 22 2023, LATAM and TAM entered into the Amendment No. 7 to the abovementioned services agreement with CFM International, Inc. and GE Celma Ltda., incorporating all engines out of their original contract for an additional period of coverage.

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
On September 9, 2021, we entered into lease agreements with Avolon for the lease of three 787-9. The lease agreements are for a duration of approximately 13 years.
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
Sky Aero Management/ Dubai Aerospace Entreprise (DAE) Ltd.
On February 16, 2022, we entered into lease agreements with SFV Aircraft Holdings IRE 7 DAC, SFV Aircraft Holdings IRE 8 DAC and SFI Aircraft Holdings IX Designated Activity Company (all having Sky Aero Management acting as a servicer) for the lease of 10 A320neo aircraft to be delivered on 2022, 2023 and 2024. The lease agreements are for a duration of 12 years.
In December 2022,we entered into an amendment to the lease agreements above, through which four of the 10 aircraft changed the servicer for Dubai Aerospace Entreprise (DAE) Ltd.
VMO Aircraft Leasing Ireland Service Co
On March 5, 2021, we entered into lease agreements with Wilmington Trust Company, solely in its capacity as owner trustee, (all having VMO Aircraft Leasing Ireland Service Co. (“VMO”) as a servicer) for the lease of 11 A321 aircraft. On April 23, 2021, we entered into lease agreements with UMB Bank N.A solely in its capacity as owner trustee (all having VMO as a servicer) for the lease of four 787-9 aircraft. The lease agreements are for a duration of approximately nine to 10 years.
In July 2022, we entered into lease agreements for the lease of two Airbus A321-271NX aircraft with UMB Bank N.A. solely in its capacity as owner trustee (all having Avolon Aerospace Leasing Limited as a servicer) for a duration of approximately 12 years.
In October 2022, we entered into lease agreements for the lease of two additional Boeing 787 aircraft with UMB Bank N.A.solely in its capacity as owner trustee (all having VMO as a servicer) for a duration of approximately 12 years.
In February 2025, we entered into purchase and sale agreements to lease 11 additional used Airbus A321 aircraft with Wilmington Trust Company, solely in its capacity as owner trustee (all having VMO as seller guarantor).

Tokyo Century Corporation
On June 24, 2025, we entered into two sale and purchase agreements with Tokyo Century Corporation as seller guarantor and Gallo Finance Limited as seller for the lease of two Boeing 787-8 aircrafts.

Embraer S.A.

In 2025, we entered into a purchase agreement with Embraer S.A. as seller to acquire up to 74 new Embraer E195-E2 aircraft (24 firm orders and 50 purchase options), which deliver up to 30% lower fuel consumption per seat compared to previous-generation models.
SABRE Contract

On May 4, 2015, we entered into a Master Services License Agreement with SABRE Inc. Pursuant to this agreement, SABRE Inc. granted LATAM access and use of certain reservation systems. This agreement was effective for 10 years.
In addition, LATAM has distribution agreements in place with SABRE as well as with other distribution providers. On May 1, 2020, we entered into a new Sabre Participant Carrier Distribution and Services Agreement. This agreement is effective for successive one-year periods until terminated anytime by either party upon at least 180 days’ notice.
On June 1, 2023, we entered into Amendment No. 2, which remains effective until June 1, 2027. After the initial term, the Addendum is automatically renewed for one‑year periods unless either party provides written notice of termination at least 180 days prior to the renewal date. This Addendum also extends the validity of the Sabre Participant Carrier Distribution and Services Agreement, which cannot be terminated before the initial term of that agreement.

AMADEUS Contract

On March 12, 2021, LATAM entered into the Global Distribution Agreement between Amadeus IT Group S.A. and LATAM, an agreement effective for successive one‑year periods unless terminated by either party upon at least 180 days’ written notice prior to the renewal date. On December 1, 2024, LATAM entered into an Addendum to the Global Distribution Agreement, which remains effective until December 1, 2028. After the initial term, the Addendum is automatically renewed for one‑year periods unless either party provides written notice of termination at least 180 days prior to the renewal date. The Addendum also extends the validity of the Global Distribution Agreement, which cannot be terminated before the initial term.
TRAVELPORT Contract

On May 1, 2025, LATAM entered into the Travelport International Global Airline Distribution Agreement (TIGADA). This agreement is effective for successive one‑year periods and may be terminated at any time by either party upon at least 90 days’ written notice. Also on May 1, 2025, LATAM entered into the TIGADA Addendum, which remains effective until December 31, 2028. After the initial term, the agreement is automatically renewed for one‑year periods unless either party provides written notice of termination at least 90 days prior to the renewal date. TIGADA cannot be terminated before the initial term of the TIGADA Addendum expires. As of the date of this annual report on Form 20‑F, neither agreement has been terminated by the parties thereto.
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
In March 2007, TAM entered into Amendment 1 to the abovementioned services agreement with GE Celma, extending the maintenance services to the engines powering additional 16 A320-Family Aircraft and two spare engines.

General Electric Company, GE Engine Services Distribution LLC & GE Engine Services LLC

On December 1, 2023, we entered into a General Terms Agreement No. 1-1057041 with General Electric Company and GE Engine Services Distribution, LLC (jointly referred as “GE”) for the sale and support by GE of GEnx engines to power nine Boeing 787-9 aircraft, additional option aircraft and spare engines. On the same date, we entered into a TrueChoiceTM Engine Service Agreement with GE Engine Services, LLC for the provision by GE Engine Services, LLC of maintenance services for the abovementioned installed and spare engines.
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
On October 17, 2012, the Central Bank of Chile, the depositary and LATAM Airlines Group entered into a termination agreement in respect of LATAM’s existing foreign investment contract. ADR holders were notified about this termination in accordance with Section 16 of the Deposit Agreement. Upon termination of the foreign investment contract, holders of ADSs and the depositary no longer have guaranteed access to the Formal Exchange Market. Until December 2025, the ADS facility was governed by Chapter XIV of the Compendium on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad.” According to Chapter XIV, the establishment or maintenance of an ADS facility is regarded as an ordinary foreign investment, and it was not necessary to seek the Central Bank of Chile’s prior approval to establish an ADS facility. The establishment or maintenance of an ADS facility only required that the Central Bank of Chile be informed of the transaction, and that the foreign currency transactions related thereby be conducted through the Formal Exchange Market.

On January 25, 2024, the Central Bank of Chile approved, effective as of January 1, 2026, a new Compendium of Foreign Exchange Regulations, which basically reformulates and simplifies current regulations, with a new exchange information system, maintaining in general and in all material respects, the current monetary policy and exchange regime. The provisions previously contained in the Chapter XII and XIV of the Central Bank Foreign Exchange Regulations have been consolidated and reorganized into a new structure, comprising Chapter I, titled “General Framework of Exchange Policy and Regulations,” and Chapter II, titled “International Exchange Operations Information System.”
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
When funds to acquire shares of our common stock or to acquire shares to convert them into ADSs or deposit them into an ADR program are received by us abroad (i.e., outside of Chile), and the transaction amount is equal to or exceeds US$ 10,000, LATAM Airlines Group shall report such investment to the Central Bank of Chile within 10 days following the end of the month in which the investment was executed.
All payments in foreign currency in connection with our shares of common stock or ADSs made from Chile through the Formal Exchange Market must be reported to the Central Bank of Chile by the entity participating in the transaction. In the event that payments exceeding US$ 10,000 are made outside Chile, LATAM Airlines Group must provide the relevant information to the Central Bank of Chile.
Additionally, LATAM Airlines Group and the custodians through which equity investments in the company are held, shall each submit certain monthly, and/or quarterly periodic reports (as applicable) through the SICAM platform, in accordance with the new Compendium of Foreign Exchange Regulations and the Operating Rules (Reglamentos Operativos). More particularly:
–If during any given month, LATAM Airlines Group receives capital contributions, or capital withdrawals, equal to, or higher than US$50,000,000, from any person that has 10% or more of the voting power in LATAM Airlines (even if such voting power is acquired as a result of the capital contribution), LATAM Airlines is required to provide certain information to the Central Bank of Chile within 10 days following the end of the month in which the investment was executed.
–Similarly, LATAM Airlines Group is required to provide certain information to the Central Bank of Chile on a quarterly basis within 45 days following the closure of the months of March, June, and September, and within 60 days following the closure of each year, with respect to investments held by foreign investors that own 10% or more of the voting power in LATAM Airlines Group, to the extent such investment represents an amount equal to, or higher than, US$10,000,000.
–Custodians that in any given month have in custody investments from abroad equal to, or higher than, US$ 30,000,000 shall report to the Central Bank of Chile certain information about such investments on a monthly basis within the first five business days of the following months.
Also, if at any given time there is a change in the capital contributions received by LATAM Airlines Group from abroad, either as an assignment thereof or otherwise, LATAM Airlines Group shall report those changes to the Central Bank of Chile within 10 days following the end of the month in which the change was executed.
There can be no assurance that additional Chilean restrictions applicable to the holders of ADSs, the disposition of shares of our common shares underlying ADSs or the conversion or repatriation of the proceeds from such disposition will not be imposed in the future, nor can we assess the duration or impact of such restriction if imposed.
This summary does not purport to be complete and is qualified by reference to Chapter I and Chapter II of the Central Bank of Chile’s Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at www.bcentral.cl.
Voting Rights
Holders of our ADSs, which represent common shares, may instruct the depositary to vote the shares underlying their ADRs. If we ask holders for instructions, the depositary will notify such holders of the upcoming vote and arrange to deliver our voting materials to such holders. The materials will describe the matters to be voted on and explain how holders may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as they direct by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified as “Vote Cut-Off Date.” The depositary will try, as far as practical, subject to Chilean law and the provisions of our bylaws, to vote or to have its agents vote the shares or other deposited securities as holders instruct. Otherwise, holders will not be able to exercise their right to vote unless they withdraw the shares. However, holders may not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of upcoming votes and ask for their instructions.
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
E.Taxation
Material Chilean Income Tax Considerations

The following discussion relates to Chilean income tax laws presently in force, including Rulings No. 324 of January 29, 1990, and No. 3,708 of October 1, 1999, of the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or common shares by a person who is neither domiciled in, nor a resident of, Chile or by a legal entity that is incorporated abroad not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (such an individual or entity is referred to herein as a “Foreign Holder”). For purposes of Chilean tax law, an individual holder is (i) a resident of Chile if such person remains in Chile, whether continuously or not, for a period or periods exceeding a total of 183 days, within any 12-month period; and/or (ii) domiciled in Chile if such person resides in Chile with the actual or presumptive intent of staying in Chile (such intention to be primarily evidenced by circumstances of an economic nature such as if Chile is the place in which he or she develops the activity that generates most of his/her income or if it is the country in which most of his/her main business interests are located). The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.

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

On December 19, 2023, an income tax treaty between the United States and Chile (Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion or “Convention”) entered into force. With respect to taxes withheld at source, the Convention applies to amounts paid or credited on or after February 1, 2024. For all other taxes, the Convention applies to taxable periods beginning on or after January 1, 2024. Some of the principal implications of the Convention include (subject to the satisfaction of the applicable requirements and limitations under the Convention):

•Generally reduces rates of withholding taxes.

•Generally eliminates withholding tax in the source country on service payments, subject to permanent establishment and characterization rules under the Convention.

•Withholding tax rates on royalties will be limited to 2% or 10%.

•As a general rule, capital gains of a resident may be taxed in both countries, although reduced rates or exemptions from one country’s tax may apply to gains derived by a resident of the other country, depending on the type of asset disposed of. In the case of shares or other rights or interests representing the capital of a company resident in a country, 16% is the maximum rate allowed to be imposed by that country on a resident of the other country who alienates the shares or other rights or interests, if the seller previously owned shares representing no more than 50% of the capital of the company (and in the case of alienators of other rights, rights previously owned by the seller represented less than 20% of the capital). Exemptions for pension funds and institutional investors may be applicable. Likewise, tax exemptions may apply to the sale of shares with stock market presence, being taxed only in the taxpayer’s country of residence, subject to the satisfaction of the applicable requirements under the Convention.

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

On October 24, 2024, Law No. 21,713 was enacted to align tax compliance regulations with international standards of modern taxation and to increase tax collection by reducing the compliance gap. Certain aspects of Law No. 21,713 were subsequently clarified, and certain effective dates adjusted, by Law No. 21,716. The provisions of Law No. 21,713 generally came into effect on November 1, 2024, notwithstanding specific effective dates established by the law for certain provisions. Its stated objectives include financing structural reforms to the pension system, enhancing public safety, and strengthening institutions. Among other provisions, this law includes: (i) changes to the rules on corporate reorganizations and the assessment powers of the Chilean IRS, including the legal recognition of international reorganizations and the requirements for the Chilean IRS’s powers of appraisal not to apply; (ii) amendments to the application of the general anti-avoidance rules (“GAAR”), maintaining a judicial procedure but including a stage before the Executive Committee, a newly created body responsible for recommending whether the GAAR should be applied or not; (iii) the creation of an anonymous whistleblower mechanism for investigations into acts constituting tax offenses; (iv) changes to the controlled foreign corporation rules in Article 41 G of the Chilean Income Tax Law (the “Chilean Income Tax Law”); (v) modifications to the requirements for qualifying as a “preferential tax regime” under Article 41 H of the Chilean Income Tax Law; and (vi) the introduction of a voluntary disclosure procedure to declare and pay taxes on undeclared assets and income located abroad.

Cash Dividends and Other Distributions

Under the Chilean partially integrated tax regime (which is the general tax regime in Chile), cash dividends paid by us with respect to the ADSs or common shares held by a Foreign Holder are subject to a 35% Chilean withholding tax, which we withhold and pay over to the Chilean IRS (the “Withholding Tax”). A credit against the Withholding Tax may be available based on the corporate income tax rate of the year of distribution and provided a sufficient balance of accumulated corporate income tax credits is available. These credits correspond to corporate income tax we actually paid on the accumulated income (the “First Category Tax”). However, this credit does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if we distribute less than all of our distributable income, the credit for First Category Tax we pay is proportionately reduced. If we register net income for accounting purposes but incur a tax loss, no credit against the Withholding Tax may be available.

The partially integrated tax regime reduces the amount of First Category Tax creditable against the Withholding Tax for certain Foreign Holders. As a general rule, only 65% of the First Category Tax credit will generally offset the Withholding Tax. However, if a tax treaty is in force between Chile and the country of residence of a Foreign Holder and such Foreign Holder is the taxpayer subject to the Withholding Tax and the beneficiary (including for both Chilean domestic law and tax treaty purposes) of the income, the full First Category Tax credit may be available to be offset against the Withholding Tax, to the extent the applicable tax treaty allows the First Category Tax to be deducted from or credited against the Withholding Tax, or includes another provision that produces an equivalent effect. Additionally, the full First Category Tax credit may also be available to offset the Withholding Tax if, under the same circumstances, the Foreign Holder is a resident in a country that has a tax treaty with Chile signed before January 1, 2020, even if not in force, until December 31, 2026.

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

The effective rate of Withholding Tax to be imposed on dividends we pay will depend on the First Category Tax rate applicable in the year of distribution and on the balance of First Category Income Tax credits accumulated by the Company. The First Category Tax rate is 27% for 2018 and following years. The First Category Tax credits generated as of 2017, will be allocated first. Once the balance of First Category Tax credits generated as of 2017 are exhausted, the First Category Tax credits accumulated until December 31, 2016 will be used. In that event the First Category Tax credit available against the Withholding Tax will not correspond to the First Category Tax rate of the year of distribution but to the average rate of First Category Tax credits accumulated until December 31, 2016. This average rate will be determined by dividing the aggregate First Category Tax credits accumulated until December 31, 2016 by the aggregate retained taxable profits accumulated at the same date. The First Category Tax credits accumulated until December 31, 2016 are not subject to the First Category Tax credit restitution irrespective of whether a tax treaty is in force with the country of the Foreign Holder or not.

The First Category Tax credits accumulated until December 31, 2016 correspond to the First Category Tax we actually paid on the income generated in a given year. For earnings generated from 1991 until 2001, the First Category Tax rate was 15%. The rate was 16.0% in 2002, 16.5% in 2003, 17% from 2004 until 2010, 20% from 2011 until 2013, 21% in 2014, 22.5% in 2015, 24% in 2016 and 25.5% in 2017 for companies subject to the partially integrated tax regime.

In the event that the accumulated First Category Tax credits are not sufficient to cover any particular dividend, we will generally withhold tax from the dividend at the full 35% rate.

Dividend distributions made in kind would be subject to the same Chilean tax rules as cash dividends based on the fair market value of the relevant assets. Stock dividends and the distribution of preemptive rights are generally not subject to Chilean taxation at the time of issuance or distribution.

Capital Gains

Gains arising from the sale or other disposition by a Foreign Holder of ADRs evidencing ADSs outside of Chile will generally not be subject to Chilean taxation. The deposit and withdrawal of common shares in exchange for ADRs will not be subject to any Chilean taxes.

Gains realized on a sale or disposition of common shares by a Foreign Holder (as distinguished from sales or exchanges of ADRs evidencing ADSs representing such common shares) may be subject to a 35% Withholding Tax. However, aggregate gains not exceeding 10 Annual Tax Units in a taxable year (approximately US$9,277.0 as of January 1, 2026) recognized by a Foreign Holder without taxable presence in Chile in a sale to a non-related buyer will not be taxable. The proceeds of the sale or disposition are subject to a 35% Withholding Tax applicable on the gain. If the gain subject to taxation cannot be determined, the Foreign Holder is subject to a provisional withholding of 10% of the total sales price, without any deduction, when the amounts are paid to, credited to, accounted for, put at the disposal of, or corresponding to, the Foreign Holder. The Foreign Holder must file an annual tax return to pay any differences between the amounts withheld and the final applicable tax, or to request a refund if the withholdings were made in excess of the final tax.

Notwithstanding the above, Article 107 of the Chilean Income Tax Law provides for a 10% sole tax on capital gains arising from the sale of shares of listed companies traded in the stock markets (except for capital gains obtained by “institutional investors” –as defined in Article 4 bis (d) of the Chilean Securities Market Act–, whether domiciled or resident in Chile or abroad, which will be tax exempt if the legal requirements are met). In general terms, the referred provision mandates that in order to qualify for this special tax treatment: (i) the shares must be of a publicly-held stock corporation with a “high trading presence” status in the Chilean Stock Exchanges; (ii) the sale must be carried out in a Chilean Stock Exchange authorized by the CMF, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Act or as the consequence of a contribution to a fund as regulated in Article 109 of the Chilean Income Tax Law; (iii) the shares which are being sold must have been acquired on a Chilean Stock Exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Act, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible publicly offered securities, or due to the redemption of a fund’s quota as regulated in Article 109 of the Chilean Income Tax Law; and (iv) the shares must have been acquired after April 19, 2001.

The buyer or stockbroker or securities agent acting on behalf of the Foreign Holder shall withhold the amount of the sole tax at the time the sales price is paid, remitted, credited into account or placed at the disposal of the Foreign Holder. The withholding shall be made at a 10% rate on the taxable gain, unless the buyer or stockbroker or securities agent acting on behalf of the Foreign Holder does not have sufficient information to determine such capital gain, in which case the withholding shall be made at a provisional rate of 1% on the total price, without any deduction. The Foreign Holder must file an annual tax return to pay any differences between the withheld amounts and the final applicable tax, or to request a refund if the withholding was made in excess of the final tax.

According to Ruling No. 1,480, dated August 22, 2014, the Chilean IRS confirmed that capital gains stemming from the sale of shares with high stock market presence acquired through the exchange of American Depositary Receipts (ADRs) for shares are subject to the same tax regime as the gain on the sale of any stock with high stock market presence, which according to the rules in force as of such date, were not subject to taxes in Chile. Thus, according to the recent modifications, such ruling has generally been interpreted to imply that they would be subject to the sole tax at a rate of 10%. Such reduced rate is applicable provided that the ADRs comply with the requirements established by the CMF for the public offering of securities in Chile (i.e. if the ADRs are registered in the Foreign Securities Registry of the CMF, or their registration has been exempted by the CMF under a cooperation agreement signed with regulators of foreign markets), and the underlying shares have been registered in the Securities Registry of the CMF and on a Chilean Stock Exchange. According to General Ruling No. 327, issued by the CMF on January 17, 2012, shares are considered to have a high presence in the stock exchange when they:

●	are registered in the Securities Registry;

●	are registered in a Chilean Stock Exchange; and

●	meet at least one of the following requirements:

●	have an adjusted presence equal to or above 25%;

●	have a Market Maker (this requirement is limited under Law No. 21,420).

To calculate the adjusted presence of a particular share, the aforementioned regulation first requires a determination of the number of days in which the operations regarding the stock exceeded, in Chilean pesos, the equivalent of 1,000 UF (approximately US$42,799.40 as of January 1, 2026) within the previous 180 business days of the stock market. That number must then be divided by 180, multiplied by 100, and expressed in a percentage value.

To meet the “Market Maker” requirement the issuer of the shares must execute a written contract with a stockbroker incorporated in Chile that fulfills certain requirements. Law No. 21,210 modified this provision in those cases where the high stock market presence is given exclusively by virtue of a Market Maker. In such cases, the capital gain tax exemption would apply only for the term of one year from the first public offering of the securities.

The tax basis of common shares received in exchange for ADRs will be the acquisition value of the common shares on the date of exchange duly adjusted for local inflation. For purposes of Ruling No. 324, dated January 29, 1990, issued by the Chilean IRS, the valuation procedure set forth in the deposit agreement, which values the shares that are being exchanged at the highest reported sales price at which they trade on the stock exchange on the day on which the transfer of such shares is recorded on the books of the company’s share registrar, will determine the Foreign Holder’s acquisition value for this purpose. In the case where the sale of the shares is made on a day that is different from the date on which the exchange is recorded, capital gains subject to taxation in Chile may arise. Notwithstanding the foregoing, following the criteria of Ruling No. 3708, dated October 1, 1999, issued by the Chilean IRS, the deposit agreement provides that in the event that the exchanged shares are sold by the Foreign Holder on a Chilean stock exchange on the same day on which the transfer is recorded on the company’s share registrar or within two Chilean business days prior to the date on which the sale is recorded on those books, the acquisition value of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

Notwithstanding the abovementioned tax exemption under Article 107 of the Chilean Income Tax Law in benefit of institutional investors which is still applicable, a previous specific capital gain tax exemption for “foreign institutional investors” such as mutual funds and pension funds was repealed as from May 1, 2014, by Law No 20,712. However, the law includes a grandfathering provision for shares acquired before May 1, 2014. This provision establishes an exemption on the capital gain obtained in the sale of shares that are publicly traded and have a high presence in a stock exchange when the sale is made by a foreign institutional investor, provided that the sale is made in a local stock exchange or in a public tender in accordance with the provisions of the Securities Market Act, or in the redemption of fund quotas, and the shares were acquired before May 1, 2014.

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

It should be noted that the sole 10% tax indicated above with respect to the disposal of shares with stock market presence would not be applicable for capital gains obtained by taxpayers resident in the U.S. eligible for the benefits of the Convention who meet all the requirements for exemption. In this regard, the Convention sets out that earnings obtained by a resident of a state that has ratified the Convention (a “Contracting State”) and the disposal of shares in a company resident in the other Contracting State with a stock market presence on a recognized stock exchange located in in that other Contracting State, may be taxed only in the country where the transferor resides if the following requirements are met: (a) the shares are sold on a stock exchange recognized in the another Contracting State or in a takeover bid process of shares in accordance with applicable law, and (b) such shares have been previously acquired in (i) a stock exchange recognized in that other Contracting State, (ii) in a legally regulated takeover bid process, (iii) in a primary placement of shares, (iv) upon the incorporation of the company or of a subsequent capital increase, or (v) in an exchange of bonds convertible into shares.

Additionally, exemptions or reduced rates of withholding could apply under other double tax treaties entered into by Chile, provided the respective requirements are met.

For Chilean tax purposes and to the extent we issue any preemptive rights relating to common shares or ADSs, the receipt of such preemptive rights by a Foreign Holder pursuant to a rights offering is generally a nontaxable event. In addition, there are generally no Chilean income tax consequences to Foreign Holders upon the exercise or the lapse without value of the preemptive rights relating to common shares or ADSs.

Any gain on the sale, exchange or transfer of any preemptive rights relating to ADSs by a Foreign Holder is generally not subject to taxes in Chile. Any gain on the sale, exchange or transfer of preemptive rights relating to common shares by a Foreign Holder is generally subject to a 35% Withholding Tax in Chile.

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

Withholding Tax Certificates

Upon request, we will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of the applicable First Category Tax credit, if applicable).

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

ADSs

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADSs evidencing common shares, you will be treated as the beneficial owner of the common shares represented by those

ADSs. Exchanges of common shares for ADSs, and ADSs for common shares, generally will not be subject to U.S. federal income tax.

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

Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount deducted and withheld to pay Chilean tax on the dividend payment even though the holder does not receive it, is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares or ADSs, as the case may be, and thereafter as capital gain from the sale or exchange of the common shares or ADSs, as the case may be. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat any distributions we make as dividend income for U.S. federal income tax purposes.

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

We believe that our common shares and ADSs should not be treated as stock of a PFIC for either 2024 or 2025. See additional discussion under the “PFIC Rules,” below.

Following the re-IPO, the ADSs are currently listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. We may also be eligible for benefits of the Convention and the U.S. Secretary of the Treasury has determined that the Convention is satisfactory for purposes of the qualified dividend income definition. Accordingly, we expect that dividends we pay with respect to our common shares and the ADSs will be qualified dividend income (provided that the other conditions listed above are met), although no assurance can be given that dividends we pay with respect to our common shares and the ADS in the future will continue to so qualify. Qualified dividend income received by a U.S. holder who is an individual, trust, or estate may be subject to taxation at the preferential rates applicable to long-term capital gains. Corporate U.S. holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.

The dividend is taxable to you when you receive, in the case of common shares, or the Depositary receives, in the case of ADSs, the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. domestic corporations in respect of dividends received from other U.S. domestic corporations or certain foreign corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Chilean pesos payments made, determined at the spot Chilean pesos/

U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The amount of dividend income includes the amount of any Chilean tax withheld from the dividend payment even though you do not in fact receive such amount. Subject to generally applicable limitations and conditions under the Code, Chilean tax withheld and paid over to the Chilean tax authorities (after taking into account the credit for the First Category Tax, when it is available) may be creditable or deductible against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted in U.S. Treasury regulations promulgated in December 2021. A subsequent notice from the IRS provides temporary relief from such Treasury regulations by allowing taxpayers to apply a modified version of the Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury regulations and complies with specific requirements set forth in a previous notice.. If you either (i) are eligible for, and properly elect, the benefits of the Convention, or (ii) consistently elect to apply a modified version of the Treasury regulations under temporary guidance as described in the preceding sentence, the Chilean withholding tax on dividends generally will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of the requirements to the Chilean withholding tax on dividends is uncertain, and we have not determined whether these requirements have been met.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your common shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your adjusted tax basis, in your common shares or ADSs, as determined in U.S. dollars. Capital gain of a U.S. holder who is an individual, trust, or estate, is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to significant limitations. Additionally, the gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, if Chilean withholding tax is imposed in respect of a sale or other disposition by you of the common shares or ADS, even if the Chilean tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, if you are eligible for the benefits of the Convention, you may elect to treat such gain as Chilean-source gain under the Convention. Further, as noted above, U.S. Treasury regulations promulgated in December 2021 impose certain additional limitations on the creditability of foreign taxes whose application remains uncertain, provided that if you either (i) are eligible for, and properly elect, the benefits of the Convention, or (ii) consistently elect to apply a modified version of the 2021 U.S. Treasury regulations under temporary guidance as described above, the Chilean withholding tax generally will be treated as meeting the requirements and therefore as a creditable tax. If the Chilean tax is not a creditable tax or you do not claim it as a credit pursuant to the Convention, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. U.S holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Chilean tax imposed on such sale or disposition.

If the consideration received for our common shares or ADSs is paid in foreign currency, the amount realized will generally be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition(or, if the common shares or ADSs are traded on an established securities market at such time, in the case of cash-basis and electing accrual-basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder’s initial tax basis in our common shares or ADSs will equal the cost of such ADSs or common shares. If a U.S. holder used foreign currency to purchase our common shares or ADSs, the cost of our common shares or ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our common shares or ADSs are treated as traded on an established securities market and the relevant U.S. holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

PFIC Rules

We believe that our common shares and ADSs should not be treated as stock of a PFIC for either 2025 or 2024 and we do not anticipate becoming a PFIC in 2026 or in future taxable years, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares or ADSs, or you make a timely “qualified electing fund” election to be taxed annually on the earnings and gains of the PFIC attributable to your shares or ADSs (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, distributions that you receive from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. holder will be required to make an annual filing with the U.S. IRS if such holder holds ADSs or common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares or ADSs will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares or ADSs even if we no longer meet the PFIC tests in a later year.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the common shares or ADSs) with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year are required to report information relating to such assets, currently on Form 8938, subject to certain exceptions (including an exception for stock held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of common shares and ADSs.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at https://ir.latam.com/English/results-center/sec-filings/default.aspx (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report on Form 20-F.)
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
For more information on Market Risk, see Note 3 to our audited consolidated financial statements.
Risk of Fluctuations in Fuel Prices
Jet fuel price fluctuations are largely dependent on supply and demand for crude oil, OPEC decisions, refinery capacities, stock levels of crude oil, natural disasters, climatic risk and geopolitical factors.
LATAM fuel consumption for 2025 was 1,444.0 million gallons. To manage its exposure to the cost of fuel, the Company maintains a Fuel Hedging Manual that defines its hedging strategy. Updates to the Manual and the overall hedging strategy are reported to the Board of Directors and the Finance Committee. Exceptions to the Fuel Hedging Manual require approval of the Executive Committee.
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
LATAM periodically reviews its exposure with each counterparty in order to monitor its credit concentration. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—Our operations are subject to fluctuations in the supply and cost of jet fuel, which could adversely impact our business.”
During 2025, 2024, and 2023 we entered into a mix of swaps and option contracts on JET FUEL 54 USGC with investment grade rated banks. Details of the fuel hedging program are shown below:

	LATAM Fuel Hedging Year ended December 31,
	2025 LATAM	2024 LATAM	2023 LATAM
Gallons Purchased / Hedged (million)	743.3	614.2	499.6
% Total Annual Fuel Consumption	51.2%	43.6%	41.6%
Combined Result of Hedges (in millions of US$ net of premiums)	(19.1)	(18.0)	15.7
______________________________________________________
As of December 31, 2025, the fair value of our outstanding fuel related derivative contracts was US$14.0 million (positive).
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
The following table shows the sensitivity analysis of our hedging contracts to reasonable changes in fuel prices and their effect on equity. The term used for the projection was December 31, 2026, the last maturity date of our current fuel hedge contracts. The calculations were made considering a parallel movement of US$5 per barrel in the curve of the JET futures benchmark price at the end of December 2025, 2024 and 2023.

	LATAM fuel price sensitivity position as of December 31,
	2025 LATAM (effect on equity)	2024 LATAM (effect on equity)	2023 LATAM (effect on equity)

	(millions of US$ per barrel)
HO or JET benchmark price
+5	+17.6	+15.7	+10.8
-5	-15.1	-12.8	-10.7
During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement pursuant to IFRS Accounting Standards principles for recognizing and measuring financial instruments.
Given the fuel hedge structure during the year 2025, which considers a portion free of hedge, a vertical drop of US$5 in the JET reference price (considered as the monthly daily average), would have had an approximate impact of

US$142.0 million lower fuel cost. For the same period, a vertical increase of US$5 dollars in the JET reference price (considered as the monthly daily average), would have had an approximate impact of US$131.5 million higher fuel costs.
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
The greatest exposure to future cash flows is mainly presented by the subsidiary LATAM Airlines Brazil and volatility in the R$/US$ exchange rate. LATAM Airlines Brazil’s earnings are generated largely in Brazilian reais. We actively manage the R$/US$ exchange rate risk by entering into foreign exchange derivative contracts and carrying out internal operations for obtaining natural hedging.
To a lesser extent, the company also faces foreign exchange risk relating to additional currencies such as: Euro, Chilean Peso, Australian Dollars, Argentine Peso, Peruvian Nuevo Sol, Colombian Peso and New Zealand Dollars. Those currencies could be hedged as long as they turn relevant (higher exposure and volatility) to the LATAM’s market risk management. As of December 31, 2025, LATAM has US$355.0 million in notional for Brazilian reais foreign exchange hedges.
Because of changes in the values of existing foreign exchange derivative positions do not represent changes in cash flows, but a variation in the exposure of market value, the outstanding hedging positions do not impact results (they are registered as cash flow hedges under IFRS Accounting Standards, therefore, a change in the foreign exchange rate has an impact on the equity of the Company).
Balance sheet exposure of LATAM to the Brazilian Real is related to the functional currency of LATAM Airlines Brazil and its balance sheet currency mismatch, as LATAM Airlines Brazil has a net active position in U.S dollars. When the balance sheet denominated in U.S. dollars is translated to Brazilian Real, the financial results of LATAM Airlines Brazil may fluctuate and therefore could impact LATAM’s financial results.
The exposure to the Brazilian real on LATAM Airlines Brazil balance sheet has been reduced from over US$4 billion since the merger between LAN and TAM in June 2012 to around US$597 million as of December 31, 2025. The Company continues working to mitigate this exposure through financial and operational mechanisms.
The following table shows the sensitivity of LATAM Airlines Brazil’s financial results to changes in the R$/US$ exchange rate:

	LATAM Airlines Brazil exchange rate sensitivity Position effect on pre-tax earnings as of December 31,
	2025 LATAM	2024 LATAM	2023 LATAM

	(millions of US$)
Appreciation (depreciation) of R$/US$
-10%	-59.7	-54.7	-6.6
+10%	+59.7	+54.7	+6.6

Our foreign currency exchange exposure as of December 31, 2025 was as follows:

	LATAM foreign currency exchange exposure
	U.S. Dollars MUS$	% of total	Brazilian real MUS$	% of total	Chilean pesos MUS$	% of total	Other currencies MUS$	% of total	Total MUS$
Current assets	1,821,833	41.6%	1,710,228	39.0%	413,805	9.4%	437,346	10.0%	4,383,212
Other assets	11,283,665	85.1%	1,543,888	11.6%	114,003	0.9%	316,123	2.4%	13,257,679
Total assets	13,105,498	74.3%	3,254,116	18.4%	527,808	3.0%	753,469	4.3%	17,640,891
Current liabilities	2,506,542	34.4%	1,088,157	14.9%	1,176,571	16.1%	2,523,124	34.6%	7,294,394
Long-term liabilities	7,675,888	85.2%	730,631	8.1%	362,312	4.0%	240,464	2.7%	9,009,295
Total liabilities	10,182,430	62.5%	1,818,788	11.2%	1,538,883	9.4%	2,763,588	17.0%	16,303,689
Total equity	1,337,202	100.0%		—		—		—	1,337,202
Total liabilities and equity	11,519,632	65.3%	1,818,788	10.3%	1,538,883	8.7%	2,763,588	15.7%	17,640,891
Risk of Fluctuations in Interest Rates
As of December 31, 2025, LATAM had US$4.3 billion in outstanding interest-bearing loans. LATAM usually uses interest rate derivatives to reduce the impact of an increase of interest rates. Given this situation, approximately 66% of LATAM outstanding debt as of December 31, 2025, was effectively at a fixed rate.
LATAM’s interest-bearing loans can be classified by: variable interest rate debt and fixed interest rate. LATAM’s variable interest rate debt amounts to US$1.4 billion, from which 100% is assigned to aircraft financing. The fixed interest rate debt amounts are US$2,847 million of which 17% is assigned to aircraft financing and 83% to non-aircraft financing.
As of December 31, 2025, the Company did not maintain interest rate derivative positions in force. As of December 31, 2024, the value of interest rate derivative positions amounted to US$4.7 million (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft.
As of December 31, 2025, the Company did not recognize any losses for premiums paid. As of December 31, 2024, the Company did not recognize any losses for premiums paid.
As of December 31, 2025, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$2.2 million (positive) associated with aircraft leases. As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$82,000 associated with aircraft leases. As of December 31, 2025, a lower depreciation expense of the right-of-use asset for US$2.0 million (positive) was recognized. As of December 31, 2024, a lower depreciation expense of the right-of-use asset for US$1.9 million (positive) was recognized for this same concept.

As of December 31, 2025, the average interest rate of our outstanding interest-bearing long-term debt rate was 6.6%.
The following table summarizes our principal payment obligations on all of our interest-bearing debt as of December 31, 2025, and the related average interest rate for such debt. The average interest rate has been calculated based on the prevailing interest rate on December 31, 2025 for each loan.

	LATAM’s principal payment obligations by year of expected maturity(1)
	Average interest rate(2)	2026	2027	2028	2029	2030	2031 and thereafter

	(millions of US$)

Interest-bearing liabilities	6.6%	250	239	516	222	1,545	1,523
______________________________________________________
(1)At cost.
(2)Average interest rate means the average prevailing interest rate on our debt on December 31, 2025.

The following table shows the sensitivity of changes in our long-term interest-bearing liabilities and capital leases that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

	LATAM’s interest rate sensitivity (effect on pre-tax earnings) Position as of December 31,
	2025 LATAM	2024 LATAM	2023 LATAM

	(millions of US$)
Increase (decrease) of future curve SOFR rate
+100 basis points	-14.35	-9.28	-20.27
-100 basis points	+14.35	+9.28	+20.27
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

	LATAM’s interest rate sensitivity (effect on equity) Position as of December 31,
	2025 LATAM	2024 LATAM	2023 LATAM

	(millions of US$)
Increase (decrease) interest rate curve
Future Rates
+100 basis points	—	+5.9	—
-100 basis points	—	-6.3	—
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
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
In the United States, our common shares trade in the form of ADS, originally issued by The Bank of New York Mellon, as Depositary. Our ADSs commenced trading on the NYSE in 1997. In October 2011, our Depositary bank changed from The Bank of New York Mellon to JP Morgan Chase Bank, N.A. (“JP Morgan”). Since July 2024, each ADS represents two thousand (2,000) common shares. LATAM’s ADSs were relisted on the NYSE on July 25, 2024, following its delisting in June 2020 after entering into the Chapter 11 Restructuring. The relisting occurred following the pricing of a public secondary offering by certain of the LATAM’s shareholders to sell 19,000,000 ADSs at a price of US$24.00 per ADS (the “re-IPO”). The ADSs trade on the NYSE under the ticker symbol “LTM.” For further information on the relisting and subsequent offerings of our common stock and ADSs, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”
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
During 2025, the Company received US$ 1,174,419 payment from the depositary for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), payments related to applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
Management carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon such evaluation, management, with the participation of the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of December 31, 2025, were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on Internal Control Over Financial Reporting
The management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended.
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. LATAM Airlines Group S.A.’s management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control, “Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, LATAM Airlines Group S.A.’s management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective. The Company’s internal control over financial reporting effectiveness as of December 31, 2025 has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report included herein.
C.Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Consultores Auditores y Compañía

Limitada, an independent registered public accounting firm, as stated in their report, which appears herein. See page F-2 of our audited consolidated financial statements.
D.Changes in Internal Controls Over Financial Reporting
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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct (the "Code"), as defined in Item 16B of Form 20-F under the Exchange Act that applies to the senior management, including the Board of Directors, as well as all employees. The Code is freely available online at our website, ir.latam.com, under the heading “Corporate Governance” on the Investor Relations page.Our Code is freely available online at our website, ir.latam.com, under the heading “Corporate Governance” on the Investor Relations page. If we amend the provisions of the Code that apply to our senior management or to other persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website. On February 22, 2024, LATAM updated its Code, which was distributed to employees and collaborators, as well as updated on internal and external websites.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the fees paid to our independent registered public accounting firm, PricewaterhouseCoopers Consultores Auditores y Compañía Limitada (“PwC”), during the fiscal years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024

	USD (in thousands)

Audit fees	2,529	2,007
Audit-related fees	-	-
Tax fees	-	-
All Other fees	27	4

Total fees	2,556	2,011
Other fees in the table above are fees billed by PricewaterhouseCoopers as of December 31, 2025, related to Customs & Foreign Exchange consultations in Argentina and attestation services related to consumer regulations in Chile. Fees in 2024 are related to training in connection with Customs & Foreign Exchange.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Programs

March Share Repurchase Program

On March 17, 2025, at an extraordinary shareholders’ meeting, our shareholders approved a program for the acquisition of our common shares, in accordance with Articles 27 A to 27 C and other relevant articles of the Chilean Corporations Act (the “March Program”) of up to 1.6% of our total outstanding common shares, which corresponded to 9,671,006,041 common shares as of the date thereof, to be executed until the earlier of the completion of the repurchase or 18 months therefrom, depending on market conditions. The March Program was approved with the purpose of distributing proceeds to shareholders and investing in our common shares. At the Meeting, our board of directors was delegated the authority to set the minimum and maximum purchase price for common shares under the March Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion and was also authorized to carry out the acquisition of common shares subject to the March Program on stock exchanges through systems that allow for pro rata acquisition of the common shares.

On March 28, 2025, our board of directors agreed to initiate the March Program through the pro rata mechanism of a firm block offer (oferta firme en bloque, or “OFB,” for its Spanish acronym) on the SSE for up to 1.6% of our outstanding shares at a price per share of CLP$15.02, starting on April 1, 2025. Between April 1 and April 30, 2025, we received orders for a total of 24,432,443,247 common shares under the OFB. As a result, on May 2, 2025, we successfully repurchased the full 1.6% of our outstanding shares at an average price of CLP$15.02, based on a pro rata ratio considering the orders received under the OFB.

June Share Repurchase Program

On June 26, 2025, at an extraordinary shareholders’ meeting, our shareholders approved a new program for the acquisition of our common shares, in accordance with Articles 27 A to 27 C and other relevant articles of the Chilean Corporations Act (the “June Program”) of up to 3.4% of our total outstanding common shares, which corresponded to 20,550,887,837 common shares as of the date thereof, to be executed until the earlier of the completion of the repurchase or 18 months therefrom, depending on market conditions. At the meeting, our board of directors was also delegated, among other powers indicated therein, the authority to set the minimum and maximum purchase price for common shares under the June Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion and was also authorized to carry out the acquisition of common shares subject to the June Program on stock exchanges through system that allow for pro rata acquisition of the common shares.

On June 27, 2025, our board of directors agreed to initiate the June Program through the pro rata mechanism of an OFB on the SSE for up to 2.4% of our outstanding shares (i.e., up to 14,506,509,062 common shares) at a price per share of CLP$19.00, starting on July 1, 2025. On July 29, 2025, we approved an increase in the price of the OFB to CLP$20.60 per common share. All other terms and conditions of the OFB remain unchanged. On July 30, 2025, we approved an increase in the maximum percentage of shares to be acquired under the OFB, for up to 3.4% of our outstanding shares (i.e., up to 20,550,887,837 shares). Between July 1 and July 30, 2025, we received orders for a total of 62,260,449,934 common shares under the June Program OFB. As a result, we successfully repurchased the full 3.4% of our outstanding shares at an average price of CLP$20.60, based on a pro rata ratio considering the orders received under the June OFB.

Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, under the Exchange Act. The actual timing, number and value of common shares repurchased under the Programs were dependent on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The repurchase programs did not obligate us to acquire any specific number of common shares in any period, and could be expanded, extended, modified or discontinued at any time.

From January 1, 2025, to December 31, 2025, we repurchased an aggregate of 30,221,893,878 common shares at an average price of approximately CLP$18.81 per common share (excluding broker and transaction fees). The following table provides information about purchases by us during fiscal year 2025 of our outstanding common shares:

	Total Number of Shares Purchased	Average Price Paid per Share CLP$	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number (or Approximate Dollar Value) of Shares (or ADSs) that May Yet Be Purchased Under the Programs
January 1, 2025 – January 31, 2025	$—	$—	$—	$—
February 1, 2025 – February 28, 2025	$—	$—	$—	$—
March 1, 2025 – March 31, 2025	$—	$—	$—	$9,671,006,041
April 1, 2025 – April 30, 2025	$9,671,006,041	$15.02	$9,671,006,041	$—
May 1, 2025 – May 31, 2025	$—	$—	$—	$—
June 1, 2025 – June 30, 2025	$—	$—	$—	$20,550,887,837
July 1, 2025 – July 31, 2025	$20,550,887,837	$20.60	$20,550,887,837	$—
August 1, 2025 – August 31, 2025	$—	$—	$—	$—
September 1, 2025 – September 30, 2025	$—	$—	$—	$—
October 1, 2025 – October 31, 2025	$—	$—	$—	$—
November 1, 2025 – November 30, 2025	$—	$—	$—	$—
December 1, 2025 – December 31, 2025	—	—	—	—
Total	30,221,893,878	18.81	30,221,893,878	30,221,893,878

On October 17, 2025, at an extraordinary shareholders’ meeting, our shareholders approved (i) the cancellation of 30,221,893,878 common shares of the Company, acquired under the March Program and the June Program, which represent an amount of subscribed and paid capital of US$585.4 million and (ii) the resulting reduction of our share capital by the same amount. For further information on our shares held in treasury, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Treasury Stock.”
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

Code of Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. §303A.10
We have adopted a code of conduct applicable to our senior management, including our chief executive officer, our chief financial officer and our chief accounting officer, as well as to other employees. Our code is freely available online at our website, ir.latam.com, under the heading “Governance” in the Investor Relations informational page. In addition, upon written request, by regular mail to LATAM Airlines Group S.A., Investor Relations Department, attention: Investor Relations, Av. Presidente Riesco 5711, 20th floor, Comuna Las Condes, Santiago, Chile or by e-mail at Investor.Relations@latam.com, we will provide any person with a copy of our code of conduct without charge. We are required by Item 16B of Form 20-F to disclose any waivers granted to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions.

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

The disclosure of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards is also posted on our website and can be accessed at ir.latam.com.

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
ITEM 16K. CYBERSECURITY
Ensuring adequate levels of protection and cybersecurity for its operations and business process is a priority for LATAM group, as well as safeguarding the information of its customers, investors, employees and suppliers. To achieve its protection and cybersecurity objectives, the Company has a team that is thoroughly trained to provide comprehensive support in areas such as cybersecurity governance, risk and compliance, vulnerability management, awareness and training, data protection, cybersecurity architecture, offensive prevention, network team operations, identity and logical access management, cyber defense, and threat intelligence. These areas are interconnected and deeply involved in the risk management process, under the leadership of the Chief Information Security Officer (“CISO”), André Pires Magalhães.

The cybersecurity operating model maintains its foundation in international frameworks such as the NIST Cybersecurity Framework (“CSF”) and, for cybersecurity risk management, it also integrates with ISO/IEC 27001, 27005, and 31000. In this regard, during the 2025 fiscal year, LATAM group completed the transition to the Factor Analysis of Information Risk (“FAIR”) quantitative methodology, achieving the quantification of 100% of its technological risks through the technological platform implemented for this purpose. Consequently, risk quantification continues to mature, providing a solid cost-benefit basis for decision-making and the development of initiatives that improve the maturity of controls. This capability establishes an improvement in the identified risk scenarios and will continue to be strengthened during 2026 as part of the continuous improvement cycle, with plans to integrate real-time quantification, predictive analysis, and provider accountability to achieve proactive resilience.
In response to the emerging risk posed by the supply chain, in 2025 LATAM group implemented the TPRM Evolution Plan, which consisted of improvements to strengthen the process of classifying suppliers according to their criticality and reinforcing the adoption of continuous security monitoring through the Bitsight tool. Progress was also made in the evaluation and selection of a comprehensive risk management tool based on AI, thus laying the foundations for optimizing evaluation times and expanding the coverage of supplier analysis, with final deployment planned for the third quarter of 2026.
As a favorable result of the combination of multiple continuous improvement initiatives, evolving opportunity management within the vulnerability management program, identity-based security strategies, and an overall risk-based preventive approach, LATAM group managed to maintain vulnerabilities at consistently low levels during 2025, reinforcing its Zero Trust architecture along with security and privacy by design and by default.
A milestone of high strategic relevance in 2025 was obtaining the ISO/IEC 27001:2022 certification for the Information Security Management System (“ISMS”), granted by the international accrediting entity AENOR (Registration Number: ES-SI-0135/2025). The initial scope of this certification focused strategically on the Company's comprehensive vulnerability management program, validating the implementation of the ISMS and the robustness of the Company's preventive processes. This accreditation demonstrates LATAM's transparency in aligning its processes with international standards of excellence, contributing directly to operational and strategic security in the protection of its critical assets. There are plans to continue expanding the scope of this ISMS in the following years.
In line with this commitment, the strengthening of controls also allowed for the attainment of the PCI DSS v4.0.1 certification, which validates the secure processing of customer transactional data.
Furthermore, LATAM group has advanced toward an intelligent defense by initiating a project to modernize cyber defense capabilities, which is planned to complete implementation during 2026. This will continue to harden the Company's security posture, which was robust and resilient enough during 2025 to close the year with zero assets compromised, despite the multiple daily attack attempts identified. Accordingly, it is reiterated that during the last four fiscal years, the Company's business strategy and financial condition have not been materially affected by cybersecurity threats.
These results were also possible thanks to the continuous reinforcement of the Cybersecurity Team's capabilities, focusing on crisis and incident response. The program of crisis simulation exercises and cyber war-gaming deployed during 2025 allowed these milestones to be capitalized on successfully.
These efforts are complemented by the recent creation of a cybersecurity automation area, which centralizes technological development in this field, not only to automate repetitive tasks and free up resources but also to strengthen capabilities using Infrastructure as Code (“IaC”) for agile management.
During 2025, the cybersecurity awareness and culture program was strengthened through a specialized approach based on role and function criticality. Regular phishing simulations, communication campaigns, and webinars were conducted on critical topics such as data privacy, secure development practices, and the ethical and secure use of AI. These initiatives include a mandatory annual e-learning course on Information Security for all employees and external collaborators. Additionally, LATAM group has extended its protection strategy to its customers, incorporating educational content on its website (latam.com) to help them recognize fraud and phishing, vishing, and smishing attacks.
In line with cybersecurity compliance, specific advances are highlighted in the adherence to multiple regional and global regulations applicable in the jurisdictions where LATAM group operates. The Company successfully completed its registration with the Chilean and Italian regulators, the National Cybersecurity Agency (ANCI) and the National Cybersecurity Agency (ACN), respectively. The former corresponds to the entry into force of Chilean Law No. 21,663 (Framework Law on National Cybersecurity) and the latter to Italian Legislative Decree No. 138/2024, which formally transposes the NIS2 Directive in that country. Thus, LATAM is formally established before these regulators and prepared to report cybersecurity incidents and/or cyberattacks with significant material impact.
In the area of supplier compliance and due diligence, LATAM group consolidated a robust contractual strategy that integrates specific privacy clauses and requires adherence to the Supplier Code of Conduct, ensuring that data processing is strictly limited to informed and legal purposes. Additionally, in the case of critical suppliers, the requirement for independent audit reports, such as current international certifications including ISO 27001, SOC2 Type II, and PCI DSS, was reinforced, thus ensuring that strategic partners maintain security standards aligned with the Company’s policies.
Regarding data protection compliance, during the reported period, LATAM group continued to progress in adapting to changes introduced by new legislation published in its operating jurisdictions. The focus remained on the progressive strengthening of internal controls, contractual frameworks, and corporate documentation in line with applicable regulatory requirements. Specifically, in Chile, Law No. 21,719 (Framework Law for the Protection and Processing of PII); in Brazil, the General Data Protection Law (LGPD) and ANPD Resolution No. 19/2024 (International transfers of PII); and in Peru, Supreme Decree No. 016-2024-JUS (PII regulatory framework), which came into full effect in March 2025. In this context, LATAM group updated and simplified its technological data protection controls under a privacy-by-design approach, strengthening security and risk management. Key milestones of this period include automation of ARCO rights (Access, Rectification, Cancellation, and Opposition) in Brazil, achieving a 50% reduction in response time to customers, with plans to expand this model to other jurisdictions in the future.

Implementation of AI in contractual reviews across the organization to provide greater traceability and consistency to contracts, particularly optimizing compliance in international data transfers.

Due Diligence on Third-Party Incident
Although LATAM's systems and processes did not suffer security breaches, cyberattacks, or actual service interruptions, it is important to mention that in July 2025, a security event was identified originating from an external service provider, which resulted in a data leak. In compliance with internal incident management protocols, third-party due diligence, and applicable regulations, LATAM responded in a timely manner, notifying the competent authorities in the affected jurisdictions. The internal evaluation concluded that this event did not have a material impact on the Company's information assets.
To date, there have been no material investigations or inquiries by data protection authorities involving LATAM group.
Governance
The core foundations of cybersecurity governance at LATAM group remained consistent during 2025 with what was reported in this item for the previous period's 20-F report. LATAM group maintained a robust governance structure with specialized teams responsible for the development and continuous improvement of the cybersecurity program. The CISO plays a crucial role in the design and maintenance of the risk management system, reporting to the VP of IT (“CIO”), Juliana Ríos, who in turn reports to the CEO of the Company, Roberto Alvo. For further information, see “Item 6. Directors, Senior Management and Employees.”
During 2025, the CISO position continued to be held by André Pires Magalhães. He holds an academic background in Electronic Engineering from the University of São Paulo (Brazil, 2000), an MBA in Corporate Management from the Getulio Vargas Foundation (Rio de Janeiro, Brazil, 2004), and multiple international certifications in Information Security and Governance, such as ITIL Foundation, ISO/IEC 27001 Audit Leader, CRISC, CISM, CISA, and CGEIT. Additionally, André has over 21 years of professional experience focused on risk management, information security, and cybersecurity, leading multidisciplinary teams in various economic sectors in South America, including companies such as FALABELLA Corporate, Banco Santander Chile, PRODUBAN Chile (ISBAN), General Motors (Chile, Peru, and Brazil), CPM Braxis Technology (Brazil), Natura Cosmetics (Brazil), and Alcoa Aluminio S.A. (Brazil).
The robust governance structure at the collegiate level also remained in place in 2025, headed by the Cybersecurity Committee for Technological Risks, which oversees compliance with strategic information security planning and the implementation of risk mitigation measures throughout the group. This commitment translates into active management by senior management, which, through regular meetings, assesses cybersecurity risk tolerance and ensures the allocation of the necessary financial, human, and infrastructure resources.
The CISO reports monthly to the Executive Committee on strategic progress, integrating results from external maturity assessments conducted by renowned independent experts, such as Mandiant, to ensure program effectiveness.
The primary role of the Board of Directors and the Executive Committee is to oversee the Company's security management program, acknowledging that management is responsible for designing, implementing, and maintaining an effective program to protect and mitigate data privacy and cybersecurity risks. Board oversight is strengthened by the technical expertise of its members, notably Frederico Curado for his background in technological risk management and innovation, and Sonia Villalobos, whose certification in Cybersecurity Oversight from Carnegie Mellon University reinforces the Board's capacity for threat monitoring and strategic crisis preparedness.
The Audit Committee of LATAM continued to perform an independent oversight function over risk management during 2025 which are managed by the Internal Audit department. This includes focusing specifically on third-party risk management and other aspects of cybersecurity management.
Finally, to strengthen the command and cybersecurity governance structure, the Cybersecurity Strategy and Governance Office (“OEGC”) was created in 2025. This office is responsible for leading strategic cybersecurity governance and centrally managing the execution of the strategy, ensuring total alignment with the Company's corporate goals and objectives.
PART III

ITEM 17 FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18 FINANCIAL STATEMENTS
See our consolidated Financial Statements beginning on page F-1.

ITEM 19 EXHIBITS
The agreements and other documents filed as exhibits to this Annual Report on Form 20-F are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and for the benefit of the other parties to the agreements and they may not describe the actual state of affairs as of the date they were made or at any other time.
The exhibit index attached hereto is incorporated herein by reference.

Exhibit No.	Description
1.1*	Amended and Restated By-laws of LATAM Airlines Group S.A., dated November 25, 2025.
2.1
Third Amended and Restated Deposit Agreement dated as of September 21, 2017, among the Company and its successors and JPMorgan Chase Bank N.A. (incorporated herein by reference to Exhibit 99(a)(1) to the Company's Registration Statement on Form F-6 (File No. 333-262919) filed with the SEC on February 22, 2022).

2.2
Amendment No. 1 dated as of March 12, 2021, to the Third Amended and Restated Deposit Agreement dated as of September 21, 2017, between the Company and JPMorgan Chase Bank N.A. (incorporated herein by reference to Exhibit 99(a)(2) to the Company's Registration Statement on Form F-6 (File No. 333-262919) filed with the SEC on February 22, 2022).

2.3
Amendment No. 2 dated as of July 24, 2024, to the Third Amended and Restated Deposit Agreement dated as of September 21, 2017, between the Company and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 99(a)(3) to the Company's Registration Statement on Form F-6 (File No. 333-280864) filed with the SEC on July 18, 2024).

2(d)*	Description of Securities Registered under Section 12(b) of the Exchange Act.
2.4##†
Indenture, dated as of October 18, 2022, among the Company and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 13.375% Senior Secured Notes due 2029 (incorporated by reference to Exhibit 4.49 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

2.5##†
Indenture, dated as of October 15, 2024, among the Company and Wilmington Trust, National Association, as trustee and as collateral trustee relating to the 7.875% Senior Secured Notes due 2030 (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025)

2.6##†*
Indenture, dated as of July 7, 2025, among the Company and Wilmington Trust, National Association, as Collateral Trustee, as trustee and as collateral trustee, relating to the 7.625% Senior Secured Notes due 2031.

4.1.1†
Amendment No. 2, dated as of October 4, 2005, to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (as successor to Airbus Industry) (incorporated by reference to Exhibit 4.1.1 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on May 7, 2007).

4.1.2†
Amendment No. 3, dated as of March 6, 2007, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.2.1 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on June 30, 2006).

4.1.3†
Amendment No. 5, dated as of December 23, 2009, to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.3 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on June 29, 2010).

4.1.4†
Amendments No. 6, 7, 8 and 9 (dated as of May 10, 2010, May 19, 2010, September 23, 2010 and December 21, 2010, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.4 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on May 5, 2011).

Exhibit No.	Description
4.1.5†
Amendments No. 10 and 11 (dated as of June 10, 2011 and November 8, 2011, respectively), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.5 to the Company's Annual Report on Form 20-F (File No. 001-14728), filed with the SEC on April 2, 2012).

4.1.6†
Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.6 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.1.7†
Amendment No. 13 (dated as of August 19, 2013), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.7 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.1.8†
Amendments No. 14, 15, 16 and 17 (dated as of March 31, 2014, May 16, 2014, July 15, 2015 and December 11, 2014, respectively), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated by reference to Exhibit 4.1.8 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.1.9†
Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 purchase agreement dated November 14, 2006, as amended and restated, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated by reference to Exhibit 4.1.9 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.1.10†
Amendment No. 18 (dated as of August 4. 2021), to the Second A320-Family Purchase Agreement dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.1.10 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.2†
Aircraft Lease Common Terms Agreement between GE Commercial Aviation Services Limited and LATAM Cargo, dated as of April 30, 2007, and Aircraft Lease Agreements between Wells Fargo Bank Northwest N.A., as owner trustee, and LATAM Cargo, dated as of April 30, 2007 (incorporated by reference to Exhibit 4.3 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on May 7, 2007).

4.3†
Purchase Agreement No. 3256 between the Company and The Boeing Company relating to Boeing Model 787-8 and 787-9 aircraft, dated as of October 29, 2007, (incorporated by reference to Exhibit 4.5 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on June 25, 2008).

4.3.1†
Supplemental Agreements No. 1 and 2, (dated March 22, 2010 and July 8, 2010, respectively) to the Purchase Agreement No. 3256, dated October 29, 2007, as amended, between the Company and The Boeing Company (incorporated by reference to Exhibit 4.5.1 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on May 5, 2011).

4.3.2†
Supplemental Agreement No. 3, dated as of August 24, 2012, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to Exhibit 4.5.2 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.3.3†
Delay Settlement Agreement, dated as of September 16, 2013, to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated by reference to Exhibit 4.5.3 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2014).

4.3.4†
Supplemental Agreements No. 4 and 5 (dated as of April 22, 2015 and July 3, 2015, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated herein by reference to Exhibit 4.5.4 of the Company’s Annual Report on Form 20-F (File No 001-14728) filed with the SEC on April 29, 2016).

Exhibit No.	Description
4.3.5†
Supplemental Agreements No. 6 and 7 (dated as of May 27, 2016, and December 20, 2016, respectively) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated herein by reference to Exhibit 4.5.5 of the Company’s Annual Report on Form 20-F (File No 001-14728) filed with the SEC on March 29, 2017).

4.3.6†
Supplemental Agreement No. 18 (dated as of April 29, 2021) to the Purchase Agreement No. 3256, as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated herein by reference to Exhibit 4.3.6 of the Company’s Annual Report on Form 20-F (file No 001-14728) filed with the SEC on March 30, 2022).

4.3.7##
Supplemental Agreement No. 19 (dated August 30, 2023) to the Purchase Agreement No. 3256 as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated herein by reference to Exhibit 4.3(7) of the Company’s Annual Report on Form 20-F (file No 001-14728) filed with the SEC on February 22, 2024).

4.3.8##
Supplemental Agreement No. 20 (dated August 13, 2024) to the Purchase Agreement No. 3256 as amended, between the Company and The Boeing Company, dated as of October 29, 2007 (incorporated herein by reference to Exhibit 4.3(8) in the Company’s Annual Report on Form 20-F (file No 001-14728) filed with the SEC on March 13, 2025).

4.4†
General Terms Agreement No. CFM-1-2377460475 and Letter Agreement No. 1 to General Terms Agreement No. CFM-1-2377460475 between the Company and CFM International, Inc., both dated December 17, 2010 (incorporated herein by reference to Exhibit 4.6 in the Company’s amended Annual Report on Form 20-F (file No 001- 14728) filed with the SEC on May 5, 2011).

4.5†
Rate Per Flight Hour Engine Shop Maintenance Services Agreement between the Company and CFM International, Inc., dated December 17, 2010 (incorporated herein by reference to Exhibit 4.7 in the Company’s Amended Annual Report on Form 20-F (file No 001-14728) filed with the SEC on May 5, 2011).

4.6.1##
Rate Per Flight Hour Agreement for Engine Shop Maintenance Services between the Company and CFM International, Inc., dated June 29, 2016 (incorporated herein by reference to Exhibit 4.6(1) in the Company’s Annual Report on Form 20-F (file No 001-14728) filed with the SEC on February 22, 2024).

4.6.2##
Amendment No. 7, dated December 22, 2023, to the Rate Per Flight Hour Agreement for Engine Shop Maintenance Services among the Company and CFM International, Inc. and GE Celma Ltda., dated June 29, 2016 (incorporated herein by reference to Exhibit 4.6(2) in the Company’s Annual Report on Form 20-F (file No 001-14728) filed with the SEC on February 22, 2024).

4.7
Implementation Agreement, dated as of January 18, 2011, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM, TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to Exhibit 4.9 in the Company’s Amended Annual Report on Form 20-F (file No 001-14728) filed with the SEC on May 5, 2011).

4.7.1
Extension Letter to the Implementation Agreement and Exchange Offer Agreement, dated January 12, 2012, among the Company, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM, TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to the Company's Amended Registration Statement on Form F-4 (File No. 333-177984) filed with the SEC on May 07, 2012).

4.8
Exchange Offer Agreement, dated as of January 18, 2011, among LAN Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM, TAM Empreedimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (incorporated herein by reference to Exhibit 4.10 to the Company's Amended Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on May 5, 2011).

4.9
Shareholders Agreement, dated as of January 25, 2012, between the Company and TEP Chile S.A. (incorporated herein by reference to Exhibit 10.9 to the Company's Amended Registration Statement on Form F-4 (File No. 333-177984) filed with the SEC on February 9, 2012).

4.10
Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A. and Holdco I S.A. (incorporated herein by reference to Exhibit 10.10 to the Company's Amended Registration Statement on Form F-4 (File No. 333-177984) filed with the SEC on February 9, 2012).

Exhibit No.	Description
4.11
Shareholders Agreement, dated as of January 25, 2012, among the Company, TEP Chile S.A., Holdco I S.A. and TAM (incorporated herein by reference to Exhibit 10.11 to the Company's Amended Registration Statement on Form F-4 (File No. 333-177984) filed with the SEC on February 9, 2012).

4.12†
Letter Agreement No. 12 (GTA No. 6-9576), dated July 11, 2011, between the Company and the General Electric Company (incorporated herein by reference to Exhibit 4.1.5 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.13†
A320 NEO Purchase Agreement, dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.20 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.13.1†
Amendments No. 1, 2 and 3 (dated as of February 27, 2013, July 15, 2014 and December 11, 2014, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A. (incorporated herein by reference to Exhibit 4.20.1 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.13.2†
Letter Agreement No. 1 (dated as of July 15, 2014) to Amendment No. 2 (dated as of July 15, 2014) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.20.2 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.13.3†
Amendment No. 4, 5 and 6 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.S (incorporated herein by reference to Exhibit 4.14.3 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 29, 2017).

4.13.4†
Amendment No. 9 (dated as of August 4, 2021), to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.11.4 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.13.5##
Amendment No. 10 (dated as of August 17, 2023) to the A320 NEO Purchase Agreement dated as of June 22, 2011, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.13.5 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

4.14†
Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.15†
Buyback Agreement No. 3001 relating to One (1) Airbus A318-100 Aircraft MSN 3001, dated as of April 14, 2011, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.22 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.16†
Buyback Agreement No. 3062, to One (1) Airbus A318-100 Aircraft MSN 3062, dated as of May 13, 2011, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.17†
Buyback Agreement No. 3214, to One (1) Airbus A318-100 Aircraft MSN 3214, dated as of June 9, 2011, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.18†
Buyback Agreement No. 3216, to One (1) Airbus A318-100 Aircraft MSN 3216, dated as of July 13, 2011, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.25 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

4.19†
Aircraft General Terms Agreement Number AGTA-LAN, dated May 9, 1997, between the Company and The Boeing Company (incorporated herein by reference to Exhibit 4.26 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 2, 2012).

Exhibit No.	Description
4.20†
Buyback Agreement No. 3371, dated as of July 25, 2012, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.21†
Buyback Agreement No. 3390, dated as of October 26, 2012, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC April 30, 2013).

4.22†
Buyback Agreement No. 3438, dated as of December 5, 2012, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.23†
 Agreement No. 3469, dated as of January 4, 2013, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.24†
Buyback Agreement No. 3509, dated as of February 20, 2013, between the Company and Airbus Financial Services (incorporated herein by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.25
Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industries GIE) and LATAM Airlines Brazil and as successor in interest in TAM-Transportes Aéreas Regionais S.A.) (incorporated herein by reference to Exhibit 10.1 to the sixth pre-effective amendment to the Company’s Registration Statement on Form F-1 (File No. 333-131938) filed with the SEC on March 2, 2006).

4.25.1†
Amendment No. 12 (dated as of November 19, 2012), to the Second A320-Family Purchase Agreement, dated as of March 20, 1998, as amended and restated, between the Company and Airbus S.A.S. (incorporated herein by reference to Exhibit 4.1.6 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2013).

4.26
Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and LATAM Airlines Brazil (incorporated herein by reference to Exhibit 10.2 to the sixth pre-effective amendment to the Company’s Registration Statement on Form F-1 (File No, 333-131938) filed with the SEC on March 2, 2006).

4.26.1†
A350 Family Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.33.1 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.26.2†
Amendments No. 1, 2 and 3 (dated July 28, 2010, July 15, 2014 and October 30, 2014, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.33.2 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.26.3†
Novation Agreement (dated as of October 30, 2014) between TAM Linhas Aereas S.A., LATAM Airlines Group S.A. and Airbus S.A.S., relating to the A320 Family/A330 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.1.9 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.26.4†
Amendments No. 4 and 5 (dated September 15, 2015 and November 19, 2015, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.29.4 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 29, 2016).

4.26.5†
Amendments No. 6, 7 and 8 (dated February 3, 2016, August 8, 2016, and September 9, 2016, respectively) to the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.27.5 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 29, 2017).

Exhibit No.	Description
4.26.6†
Termination Agreement (dated as of August 4, 2021) in respect of the A350 Purchase Agreement, dated December 20, 2005, as amended and restated on January 21, 2008, between Airbus S.A.S. and TAM Linhas Aereas S.A, (incorporated herein by reference to Exhibit 4.24.6 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.27
V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by LATAM Airlines Brazil) and MTU Maintenance Hannover GmbH (MTU) (incorporated herein by reference to Exhibit 10.4 to the sixth pre-effective amendment to the Company’s Registration Statement on Form F-1 (File No. 333-131938), filed with the SEC on March 2, 2006).

4.27.1†
PW1100G-JM Engine Support and Maintenance Agreement, dated February 26, 2014, between LATAM Airlines Group S.A. and Pratt & Whitney Division. (incorporated herein by reference to Exhibit
4.36 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April
30, 2014).

4.27.2##
Amendment No. 7 dated as of November 22, 2022 to the PW1100G-JM Engine Support and Maintenance Agreement, as amended and restated, dated as of February 26, 2014 between the Company and International Aero Engines, LLC relating to the sale and support of PW1100 engines (incorporated herein by reference to Exhibit 4.26.2 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.27.3##
PW1100G-JM Supplemental Support Agreement, dated as of September 17, 2024, between the Company and International Aero Engines, LLC, relating to the sale and support of PW1100 engines, for the support of AOG events (incorporated herein by reference to Exhibit 27(3) to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025).

4.28†
Framework Deed dated May 28, 2013, between LATAM Airlines Group S.A. and Aercap Holdings N.V. (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 30, 2014).

4.29†
A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM-Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.29.1†
Amendments No. 15, 16, 17, 18, and 19 (dated as of February 18, 2013, February 27, 2013, August 19, 2013, July 15, 2014 and December 11, 2014, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM-Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.38.1 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.29.2†
Amendments No. 20 and 21 (dated as of June 3, 2015 and December 21, 2015, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.33.2 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 29, 2016).

4.29.3†
Amendments No. 22, 23 and 24 (dated as of April 15, 2016, April 15, 2016, and August 8, 2016, respectively) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A. (incorporated herein by reference to Exhibit 4.32.3 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 29, 2017).

4.29.4†
Amendment No. 27 (dated as of August 4, 2021) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, (incorporated herein by reference to Exhibit 4.28.4 to the Company’s Annual Report on Form 20-F (File No. 001-14278), filed with the SEC on March 30, 2022).

4.29.5##†
Amendment No. 28 (dated as of July 20, 2022) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, (incorporated herein by reference to Exhibit 4.29(5) to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

4.29.6##†
Amendment No. 29 (dated as of August, 2023) to the A320 Family/A330 Purchase Agreement (dated as of November 14, 2006) between Airbus S.A.S. and TAM - Linhas Aereas S.A, (incorporated herein by reference to Exhibit 4.29(6) to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

Exhibit No.	Description
4.30†
Supplemental Agreement No. 7 (dated as of May 2014) to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM - Linhas Aereas S.A. and The Boeing Company (incorporated herein by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 1, 2015).

4.30.1†
Supplemental Agreement No. 8, dated as of April 22, 2015, to the Boeing 777-32WER Purchase Agreement (dated as of February 2007) between TAM Linhas Aéreas and The Boeing Company (incorporated herein by reference to Exhibit 4.34.1 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on April 29, 2016).

4.30.2†
Supplemental Agreement No. 13, dated as of April 29, 2021, to Purchase Agreement No. 3158, as amended, between TAM Linhas Aéreas and The Boeing Company (dated as of February 8, 2007), (incorporated herein by reference to Exhibit 4.29.2 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.31†
Operating Lease Agreement between Avolon Aerospace AOE 147 Limited and the Company, dated as of September 9, 2021, relating to Boeing Model 787-9 aircraft (incorporated herein by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.32†
Form of Operating Lease Agreements between UMB Bank, N.A. and LATAM Airlines Group S.A. entered into in 2021 relating to Boeing Model 787-9 aircraft (incorporated herein by reference to Exhibit 4.31 to the Compnay’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 30, 2022).

4.33†
Form of Aircraft Lease Agreements between Wilmington Trust Company and LATAM Airlines Group S.A. entered into in 2021 relating to Airbus A321-200 aircraft (incorporated herein by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F (File No. 001-14728), filed with the SEC on March 30, 2022).

4.34†
Form of Aircraft Lease Agreements between Vermillion Aviation (Nine) Limited and LATAM Airlines Group S.A. entered into in August and September 2021 relating to Airbus A320-214 aircraft (incorporated herein by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F (File No. 001-142728), filed with the SECon March 30, 2022).

4.35
Framework Agreement dated as of September 26, 2019, by and between LATAM Airlines Group S.A. ad Delta Air Lines, Inc, (incorporated herein by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F (File No. 001-14728), filed with the SEC on March 18, 2020).

4.36
Restructuring Support Agreement, dated as of November 26, 2021, among the Company, other debtors party thereto and the commitment parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form 6-K (File No. 001-14728) filed with the SEC on November 29, 2021).

4.37
Backstop Commitment Agreements, dated as of January 12, 2022, among the Company, other debtors party thereto and the respective backstop parties thereto (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form 6-K (File No. 001-14728) filed with the SEC on January 13, 2022).

4.38##†
Operating Lease Agreements dated as of February 16, 2022, as amended and restated, between the Company, SFV Aircraft Holdings IRE 7 DAC, SFV Aircraft Holdings IRE 8 DAC and SFI Aircraft Holdings IX Designated Activity Company (incorporated herein by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 9, 2023).

4.39##†
Operating Lease Agreements both dated as of October 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as trustee of MSN 38481 Trust) relating to the lease of two additional Boeing Model 787-9 aircraft (incorporated herein by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.40##†
Operating Lease Agreements both dated as of July 06, 2022 between the Company and UMB Bank, N.A.(in its capacity as owner trustee o) relating to the lease of two additional Airbus A321-271NX aircraft (incorporated herein by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 9, 2023).

Exhibit No.	Description
4.41
Aircraft Lease Agreements both dated as of February 01, 2021 between the Company and Vermillion Aviation (Nine) Limited relating to the lease of two additional Airbus A320-214 aircraft (incorporated herein by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.42##†
Aircraft Lease Agreements dated as of February 25, 2022 and March 31, 2022, respectively, between the Company and Bank of Utah (in its capacity as trustee of Aircraft 32A-012168X (Utah) Trust) relating to the lease of eight A321neo aircraft (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.43##†
Aircraft Lease Agreement dated as of March 02, 2023, between the Company and Bank of Utah, solely in its capacity as owner trustee (all having AerCap Group acting as a servicer) for the lease of four B787-9, (incorporated herein by reference Exhibit 4.43 to the Companyְ’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

4.44##†
General Terms Agreement No. 1-1057041, dated December 1, 2023, entered into by the Company and General Electric Company and GE Engine Services Distribution, LLC (jointly referred as “GE”) for the sale and support by GE of GEnx engines to power nine Boeing 787-9 aircraft, additional option aircraft and spare engines (incorporated herein by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

4.45##†
TrueChoiceTM Engine Service Agreement, dated December 1, 2023, entered into by the Company and GE Engine Services, LLC for the provision by GE Engine Services, LLC of maintenance services for spare engines (incorporated herein by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on February 22, 2024).

4.46##†
Registration Rights Agreement, dated as of November 3, 2022, as amended and restated on November 10, 2022, by and among the Company and the Holders (incorporated herein by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.47
Joint Venture Agreement, dated as of May 7, 2020, among the Company and Delta Air Lines Inc( incorporated herein by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 10, 2023).

4.48
Joint Plan of Reorganization, dated as of June 18, 2022, entered by the United States Bankruptcy Court for the Southern District of New York (incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 (File No. 333-266844) filed with the SEC on October 26, 2022).

4.49
V-Services Fixed Price Repair Agreement dated September 17, 2024, between the Company, TAM Linhas Aéreas and International Aero Engines, LLC, for the provision of maintenance services of V2500 engines for a period of five years per engine (incorporated herein by reference to Exhibit 4.48 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025).

4.50##†
Aircraft Asset Sale and Purchase Agreement, dated June 21, 2024, between the Company and Wells Fargo Trust Company, National Association (in its capacity as owner trustee under trusts MSN 38888 and 38889) relating to the sale and purchase by the Company of three Boeing 777-300ER Aircraft (incorporated herein by reference to Exhibit 4.49 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025).

4.51*##†	Purchase Agreement COM0338-24 between Embraer S.A. and LATAM Airlines Group S.A. relating to the purchase of certain Embraer aircraft.
4.52*##†
Aircraft Sale and Purchase Agreement between Gallo Finance Limited, Tokyo Century Corporation and LATAM Airlines Group S.A. relating to the purchase of a Boeing 787-8 aircraft No. 38472 dated June 24, 2025.

4.53*##†
Aircraft Sale and Purchase Agreement between Gallo Finance Limited, Tokyo Century Corporation and LATAM Airlines Group S.A. relating to the purchase of a Boeing 787-8 aircraft No. 38466 dated June 24, 2025.

4.54*##†	Aircraft Sale and Purchase Agreement between VMO Aircraft Leasing Ireland, the sellers party thereto and LATAM Airlines Group S.A. dated as of February 26, 2025, relating to Airbus A321 aircraft.
4.55*##†
PW1900G Engine Purchase and Support Agreement and Fleet Management Program Agreement dated as of December 30, 2025, between RTX CORPORATION - Pratt & Whitney Division and the Company, relating to the maintenance of engines.

Exhibit No.	Description
4.56*##†	Amendment No. 13 to the A320 Family Purchase Agreement between LATAM Airlines Group and Airbus S.A.S. dated as of December 19, 2025.
4.57*##†	Amendment No. 32 to the A320 / A330 Purchase Agreement between LATAM Airlines Group and Airbus S.A.S. dated as of December 19, 2025.
8.1*	List of subsidiaries of the Company.
11(a)	Code of Conduct. (incorporated herein by reference to Exhibit 11.A to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025).
11(b).1
Manual for the Management of Market-Relevant Information. (incorporated herein by reference to Exhibit 11.B(1) to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025)

11.(b).2	Code of Conduct for Senior Executives. (incorporated herein by reference to Exhibit 11.(b).2 to the Company's Annual Report on Form 20-F (File No. 001-14728) filed with the SEC on March 13, 2025). (
12.1*	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certifications of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certifications of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, independent registered public accounting firm.
97	Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document with Embedded Linkbase Documents.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
________________________________________________________
*Filed herewith.
# Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.
† Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC as needed.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LATAM Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LATAM Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of Loyalty Programs Breakage

As described in Notes 2.19, 4(e) and 21 to the consolidated financial statements, the Company has recorded deferred income of US$3,580 million as of December 31, 2025, of which US$1,174 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members

(breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of loyalty programs breakage, including controls over management’s review of the statistical models and resulting breakage estimates. These procedures also included, among others (i) testing management’s process for developing the breakage estimate; (ii) evaluating the appropriateness of the statistical models; and (iii) testing the completeness, accuracy, and relevance of underlying data used in the models. Evaluating management’s assumptions used to develop the breakage estimate involved evaluating whether the assumptions used by management were reasonable considering (i) the available information regarding the miles redemption and expiration patterns; (ii) management’s actions to incentive holders of the loyalty programs to redeem their miles; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s methodology and assumptions used to develop the breakage estimate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Consultores Auditores y Compañia Limitada
Santiago, Chile
February 9, 2026

We have served as the Company’s auditor since 1991.

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ASSETS

	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	6 - 7	2,150,113	1,957,788
Other financial assets	7 - 11	70,544	67,295
Other non-financial assets	12	236,071	203,661
Trade and other accounts receivable	7 - 8	1,381,869	1,163,707
Accounts receivable from related entities	7 - 9	7	25
Inventories	10	458,566	438,530
Current tax assets	17	75,704	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,372,874	3,871,281
Non-current assets (or disposal groups) classified as held for sale	13	10,338	29,138

Total current assets		4,383,212	3,900,419

Non-current assets
Other financial assets	7 - 11	52,139	53,772
Other non-financial assets	12	93,517	89,416
Accounts receivable	7 - 8	13,950	12,342
Intangible assets other than goodwill	15	1,129,961	1,000,170
Property, plant and equipment	16	11,947,014	10,186,697
Deferred tax assets	17	21,098	10,549
Total non-current assets		13,257,679	11,352,946
Total assets		17,640,891	15,253,365

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
LIABILITIES AND EQUITY

	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	745,303	635,213
Trade and other accounts payables	7 - 19	2,684,846	2,133,572
Accounts payable to related entities	7 - 9	7,707	12,875
Other provisions	20	8,413	14,221
Current tax liabilities	17	31,950	6,281
Other non-financial liabilities	21	3,816,175	3,488,680
Total current liabilities		7,294,394	6,290,842

Non-current liabilities
Other financial liabilities	7 - 18	7,343,223	6,515,238
Accounts payable	7 - 23	471,208	491,762
Other provisions	20	674,611	623,846
Deferred tax liabilities	17	338,674	312,677
Employee benefits	22	181,579	167,427
Other non-financial liabilities	21	—	140,244
Total non-current liabilities		9,009,295	8,251,194
Total liabilities		16,303,689	14,542,036

EQUITY
Share capital	24	4,418,110	5,003,534
Retained earnings	24	2,170,280	1,148,291
Other equity	24	39	39
Other reserves	24	(5,242,835)	(5,428,597)
Parent’s ownership interest		1,345,594	723,267
Non-controlling interest	14	(8,392)	(11,938)
Total equity		1,337,202	711,329
Total liabilities and equity		17,640,891	15,253,365
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$

Revenue	5 - 25	14,265,056	12,833,043	11,640,541
Cost of sales	26	(10,104,884)	(9,565,899)	(8,816,590)
Gross margin		4,160,172	3,267,144	2,823,951

Other income	27	229,934	200,669	148,641
Distribution costs	26	(578,971)	(606,207)	(587,272)
Administrative expenses	26	(870,484)	(824,493)	(683,311)
Other expenses	26	(603,912)	(459,842)	(532,801)
Other gains/(losses)	26	(1,201)	(36,223)	(91,043)
Income from the operational activities		2,335,538	1,541,048	1,078,165

Financial income	26	146,275	142,411	125,356
Financial costs	26	(721,416)	(881,950)	(698,231)
Foreign exchange gains		(141,485)	172,917	85,891
Result of indexation units		(294)	19,508	5,311
Income before taxes		1,618,618	993,934	596,492
Income Tax expenses	17	(155,057)	(16,489)	(14,942)

NET INCOME FOR THE YEAR		1,463,561	977,445	581,550

Income attributable to owners of the parent company		1,459,984	976,972	581,831
Income (loss) attributable to non-controlling interest	14	3,577	473	(281)

NET INCOME FOR THE YEAR		1,463,561	977,445	581,550

EARNING PER SHARE
Basic earnings per share (US$)	29	0.002477	0.001616	0.000963
Diluted earnings per share (US$)	29	0.002477	0.001616	0.000963
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$

NET INCOME FOR THE YEAR		1,463,561	977,445	581,550
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(17,216)	(21,769)	(21,198)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(17,216)	(21,769)	(21,198)
Income (loss) components of other comprehensive income that will be reclassified to income before taxes
Gains/(losses) for currency translation differences income (losses) on currency translation, before tax		218,543	(379,186)	(12,423)
Other comprehensive income (loss), before taxes, currency translation differences		218,543	(379,186)	(12,423)
Cash flow hedges
Income (loss) on cash flow hedges before taxes	24	(390)	26,680	(52,256)
Reclassification adjustment on cash flow hedges before tax	24	(5,854)	(40,898)	(26,568)
Other comprehensive income (losses), before taxes, cash flow hedges		(6,244)	(14,218)	(78,824)
Change in value of time value of options
Income (losses) on change in value of time value of options before tax	24	(37,331)	(34,568)	25,751
Reclassification adjustments on change in value of time value of options before tax	24	47,126	37,265	28,818
Other comprehensive income (loss), before taxes, changes in the time value of the options		9,795	2,697	54,569
Total other comprehensive income (losses) that will be reclassified to losses before taxes		222,094	(390,707)	(36,678)
Other components of other comprehensive income (loss), before taxes		204,878	(412,476)	(57,876)
Income tax relating to new measurements on defined benefit plans	17	662	909	751
Income tax relating to other comprehensive income that will not be reclassified to income		662	909	751
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		—	—	3,604
Income taxes related to components of other comprehensive loss will be reclassified to income		—	—	3,604
Total Other comprehensive income (loss)		205,540	(411,567)	(53,521)
Total comprehensive income (loss)		1,669,101	565,878	528,029
Comprehensive income (loss) attributable to owners of the parent company		1,665,251	565,547	515,687
Comprehensive income (loss) attributable to non-controlling interests		3,850	331	12,342
TOTAL COMPREHENSIVE INCOME (LOSS)		1,669,101	565,878	528,029
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2025		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	1,459,984	1,459,984	3,577	1,463,561
Other comprehensive income (loss)		—	—	—	218,266	(6,244)	9,795	(16,550)	—	—	205,267	—	205,267	273	205,540
Total comprehensive income		—	—	—	218,266	(6,244)	9,795	(16,550)	—	—	205,267	1,459,984	1,665,251	3,850	1,669,101
Transactions with shareholders	24-34
Dividends	24	—	—	—	—	—	—	—	—	—	—	(437,995)	(437,995)	—	(437,995)
Increase (decrease) by transaction with treasury shares in portfolio	24 (d)	(585,424)	—	585,424	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24-34	—	—	(585,424)	—	—	—	—	—	(19,505)	(19,505)	—	(604,929)	(304)	(605,233)
Total transactions with shareholders		(585,424)	—	—	—	—	—	—	—	(19,505)	(19,505)	(437,995)	(1,042,924)	(304)	(1,043,228)
Closing balance as of December 31, 2025		4,418,110	39	—	(3,991,394)	(59,140)	45,439	(85,964)	37,235	(1,189,011)	(5,242,835)	2,170,280	1,345,594	(8,392)	1,337,202
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	976,972	976,972	473	977,445
Other comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	—	(411,425)	(142)	(411,567)
Total comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	976,972	565,547	331	565,878
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(293,092)	(293,092)	—	(293,092)
Equity issue	24 -33	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase for other contributions from the owners	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24 -33	—	—	—	—	—	—	—	—	510	510	—	510	(242)	268
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(293,092)	(292,582)	(242)	(292,824)
Closing balance as of December 31, 2024		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the year	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Equity issue	24 -33	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24-33	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		15,518,592	14,037,848	13,397,385
Other cash receipts from operating activities		192,905	212,750	169,692
Payments for operating activities
Payments to suppliers for the supply goods and services		(9,564,720)	(9,458,249)	(9,689,508)
Payments to and on behalf of employees		(1,830,249)	(1,419,825)	(1,304,696)
Other payments for operating activities		(386,561)	(344,911)	(270,580)
Income taxes (paid)		(144,987)	(43,439)	(18,379)
Other cash inflows (outflows)	34	(47,884)	122,153	(20,346)

Net cash (outflow) inflow from operating activities		3,737,096	3,106,327	2,263,568
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		102,031	97,303	46,524
Purchases of property, plant and equipment	34	(1,775,818)	(1,325,463)	(795,787)
Purchases of intangible assets	34	(104,483)	(94,412)	(68,052)
Interest received		136,429	118,437	98,552
Other cash inflows (outflows)	34	62,018	34,469	59,258

Net cash (outflow) inflow from investing activities		(1,579,823)	(1,169,666)	(659,505)
Payments to acquire or redeem the entity's shares	24	(584,837)	—	—
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	—	—	(23)
Amounts raised from long-term loans	34	1,349,140	1,750,060	—
Loans repayments	34	(1,023,072)	(2,004,542)	(342,005)
Payments of lease liabilities	34	(463,358)	(344,038)	(225,358)
Dividends paid	34	(605,181)	(174,838)	—
Interest paid	34	(600,740)	(717,634)	(594,234)
Other cash (outflows) inflows	34	(91,525)	(73,869)	11,405
Net cash inflow (outflow) from financing activities		(2,019,573)	(1,564,861)	(1,150,215)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		137,700	371,800	453,848
Effects of variation in the exchange rate on cash and cash equivalents		54,625	(128,773)	44,238
Net (decrease) increase in cash and cash equivalents		192,325	243,027	498,086
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,957,788	1,714,761	1,216,675
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	2,150,113	1,957,788	1,714,761
The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
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
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa, Asia and Oceania . These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of December 31, 2025, the Company’s statutory capital is represented by 574,219,895,457 ordinary shares without nominal value. As of that date, 574,215,983,709 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notary of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's by laws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024. In addition, the current share capital structure reflects the early cancellation of 30,221,893,878 treasury shares previously issued by the Company and acquired under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17 and June 26, 2025. This capital optimization transaction, together with the corresponding reduction of share capital in the amount of US$585,424,212, was approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025, the minutes of which were executed as a public deed dated October 17, 2025, granted before the Notary Public of Santiago, Mr. Eduardo Diez Morello. An excerpt thereof was registered in the Commercial Registry of the Santiago Real Estate Registrar under page 105,884, number 39,532, corresponding to the year 2025, and was published in the Official Gazette on November 15, 2025. As a result of such early cancellation of shares and the corresponding reduction of share capital, the Company’s share capital was adjusted from US$5,003,576,326.78 (represented by 604,441,789,335 shares of a single class without par value) to a final amount of US$4,418,152,114.78, divided into 574,219,895,457 shares of a single class, without par value.
The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 20.99%, Delta Air Lines with 10.57% and Qatar Airways with 10.56% ownership.
As of December 31, 2025, the Company had a total of 2,061 shareholders in its registry. At that date, approximately 8.57% of the Company’s capital stock was in the form of ADRs.
During 2025, the LATAM group had an average of 39,877 employees, ending this year with a total number of 41,125 collaborator, distributed in 5,483 Administration employees, 20,883 in Operations, 9,868 Cabin Crew and 4,891 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:
a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As December 31, 2025			As December 31, 2024			As December 31, 2023
				Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000
(*)These subsidiaries have no operations.
(**)As of December 31, 2025, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the year ended December 31,
		As of December 31, 2025			As of December 31, 2024			2025	2024	2023

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	549,409	2,048,197	(1,117,168)	462,748	1,933,499	(1,092,261)	(36,835)	(122,763)	7,514
Foreign	Latam Airlines Perú S.A.	529,475	418,988	110,487	437,768	366,089	16,930	38,808	22,861	(4,666)
93.383.000-4	Lan Cargo S.A.	578,756	318,492	260,264	490,550	263,747	226,803	34,617	27,238	22,677
76.717.244-3	Prime Cargo SpA.	16,818	12,333	4,485	14,806	14,844	(38)	135	(813)	—
Foreign	Connecta Corporation	37,884	10,717	27,167	47,583	15,255	32,328	(5,161)	(5,936)	693
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,264	15,291	3,973	18,752	15,582	3,169	802	977	1,380
96.951.280-7	Transporte Aéreo S.A.	234,376	141,333	93,043	238,354	121,609	116,745	(21,983)	(10,064)	24,871
96.631.520-2	Fast Air Almacenes de Carga S.A.	30,055	18,951	11,104	25,783	19,771	6,005	4,256	3,675	462
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	264,655	145,918	(45,855)	208,807	116,796	(66,907)	21,728	6,010	(5,345)
96.575.810-0	Inversiones Lan S.A.	1,208	48	1,160	1,184	48	1,136	25	(53)	(36)
96.847.880-K	Technical Training LATAM S.A.	1,485	1,060	425	1,238	740	498	(64)	205	165
Foreign	Latam Finance Limited	111	208,620	(208,509)	112	208,620	(208,508)	(1)	(1)	(1)
Foreign	Professional Airline Services INC.	11,382	2,084	9,298	8,508	1,660	6,848	2,449	1,960	1,681
Foreign	Jarletul S.A.	9	1,101	(1,092)	12	1,101	(1,089)	(3)	(4)	8
Foreign	Latam Travel S.R.L.	95	—	95	93	—	93	2	—	5
76.262.894-5	Latam Travel Chile II S.A.	338	1,225	(887)	358	1,243	(885)	(2)	(2)	(16)
Foreign	Latam Travel S.A.	4,323	1,807	2,516	3,847	1,623	2,091	422	(3,563)	940
Foreign	TAM S.A. and Subsidiaries (*)	4,963,316	3,167,385	1,794,199	4,070,469	2,557,042	1,512,327	553,684	673,648	740,783
(*)The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; (3) Jin Shan 16; and (4) Star Rising Aviation 45 Limited, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.
Changes occurred in the consolidation perimeter between January 1, 2024 and December 31, 2025, are detailed below:
(1)Incorporation or acquisition of companies

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

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holdco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

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

-On January 27, 2025, Transportes Aéreos del Mercosur S.A. approved the distribution of total dividends for an amount of ThUS$6,056 (ThUS$5,752 paid to TAM S.A. and ThUS$304 paid to a non-controlling interest), corresponding to profits for the 2024 financial year. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On February 3, 2025, a capital increase was made in Americonsult de Costa Rica S.A., through a the contribution of Americonsult, S.A. de C.V. of accounts receivable for ThUS$489; consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$670,075. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On February 28, 2025, a capital reduction was carried out at TAM Linhas Aéreas S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$695,701. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-On March 17, 2025, a capital reduction was carried out at Inversora Cordillera S.A. through the absorption of losses in the amount of ThUS$4,542. Consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any impact effect within the Consolidated Financial Statements.

-On March 31, 2025, the clousure of Laser Cargo S.R.L.and Consorcio Fast Air Laser Cargo UTE, did not generate any impact effect within the Consolidated Financial Statements.

-On April 25, 2025, the Company Atlantic Aviation Investment LLC. was liquidated and its controller Lan Pax Group S.A. acquired all its assets, liabilities, rights and obligations, as a result of the liquidation. These transactions were carried out between entities under common control of LATAM Airlines Groups S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On August 5, 2025, Americonsult de Guatemala was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-On August 28, 2025, Americonsult de Costa Rica S.A. was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-On September 9, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$105,376 (ThUS$95,684 was paid to LATAM Airlines Group S.A. and ThUS$9,692 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-On October 29, 2025, Multiplus Corretora de Seguros Limitada and Prismah Fidelidade Limitada merged with TAM Linhas Aéreas S.A., did not generate any impact effect within the Consolidated Financial Statements.

-On October 29, 2025, TP Franchising Limitada was absorbed by Fidelidade Viagens e Turismo S.A., which acquired all of its assets, liabilities, rights, and obligations. This transaction was carried out between entities of the LATAM Airlines Group S.A. and, therefore, had no effect on the Consolidated Financial Statements.

-On November 14,2025, Lan Cargo S.A., as sole shareholder, increased its capital in Prime Cargo SpA. by ThUS$4,077. This transaction did not generate any effect on the Consolidated Financial Statements.

-On December 16, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$366,788 (of which ThUS$323,578 was paid to LATAM Airlines Group S.A. and ThUS$43,210 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.
2.1.    Basis of Preparation
These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2025 and 2024, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).

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

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2024 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2025.

(a)Application of new standards for the year 2025 :
Accounting pronouncements with implementation effective from January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The application of these accounting standards as of January 1, 2025, had no significant effect on the Company’s consolidated financial statements.

(b)Accounting pronouncements not in force for the financial year beginning on January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37: Disclosures about Uncertainties in the Financial Statements	November 2025	01/01/2027

The Company's management is currently evaluating the potential impact of applying IFRS 18 Presentation and disclosure in Financial Statements on the consolidated financial statements. Furthermore, it is estimated that the adoption of the amendment to IFRS 19 Non-Publicly Owned Subsidiaries: Disclosures, and the amendments to IFRS 9 and IFRS 7, will not have a significant effect on the company's consolidated financial statements in the year of their initial adoption.

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

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains/(losses).

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

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. When there is no exchangeability between two currencies on the measurement date, the spot exchange rate on that date will be estimated. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

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

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated "Retained earnings/(losses)".

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

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "(Gains/(losses) for currency translation differences income (losses) on currency translation, before tax".

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

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sales" and "Administrative expenses".

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

The Loyalty program corresponds to the system of accumulation and exchange of miles that is part of TAM Linhas Aereas S.A.

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
2.7.    Losses for impairment of non-financial assets
Intangible assets that have an indefinite useful life and IT projects under development are not subject to amortization and are subject to annual impairment testing or if there are indications of impairment, as an integral part of the Air Transport CGU. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

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

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in Other gains/(losses) in the consolidated statement of income by function as appropriate.

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

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to "Retained earnings". No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

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

Deferred taxes are calculated according to the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

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

LATAM Airlines Group S.A. has assessed the potential impact arising from the implementation of the so-called “GloBE Rules” or “Pillar Two”, which aim to ensure that multinational groups are subject to a minimum effective tax rate of 15%.

Based on the analyses performed, the Group has concluded that, with the exception of Brazil and Ireland, no entity, permanent establishment or vehicle within the LATAM Group is expected to have a financial impact arising from the application of the GloBE Rules as of December 31, 2025. This is either because such entities fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered "Constituent Entities") or because they are located in jurisdictions that, as of that date, have not implemented the Pillar Two rules.

With respect to Brazil and Ireland, although the local legal entities fall within the scope of Pillar Two and are therefore subject to related tax compliance obligations, the analyses performed to date indicate that no material impact on the Group’s results is expected. Accordingly, as of the reporting date, no income tax expense related to Pillar Two has been recognized.

Given the complexity and evolving nature of this new legislation, LATAM Group continues to monitor and assess potential impacts on an ongoing basis, particularly in the event that jurisdictions which have not yet implemented Pillar Two decide to do so, or if further analysis becomes necessary with respect to legal entities and permanent establishments classified as “Constituent Entities”.

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

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other non-financial assets" on "Current Assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brazil, whose objective is building customer loyalty through the delivery of miles.

These programs give their frequent passengers the possibility of earning LATAM Pass miles, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAM Pass miles to financial and non-financial partners through commercial alliances to award miles to their customers.

To reflect the miles earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles (2) miles sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earning Miles.

In this case, the miles are awarded to customers at the time that the company performs the flight.

To value the miles earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles that are not likely to be redeemed ("breakage").

The balance of miles that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the miles awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles are delivered to the client.

When the miles are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.
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

The discount rate that LATAM Airlines Group S.A. and Subsidiaries uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. and Subsidiaries uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

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
Fuel Hedging Results:

During the period ended December 31, 2025, the Company recognized losses of US$19.1 million for fuel hedging net of premiums in the costs of sales for the year. During the year ended December 31, 2024, the Company recognized losses of US$(18.1) million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2025, the market value of the fuel positions amounted to US$14.0 million. At the end of December 2024, this market value was US$7.7 million.

The following tables show the level of hedge for different periods:

Positions as of December 31, 2025 (*)	Maturities
	Q126	Q226	Q326	Q426	Total
Percentage of coverage over the expected volume of consumption	48%	39%	26%	17%	32%

Positions as of December 31, 2024 (*)	Maturities
	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%
(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the strategy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.
The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of December 2025 and the end of December of 2024 . The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the fourth trimester of 2026.

Benchmark price (US$ per barrel)	Positions as of December 31, 2025 effect on Equity (MUS$)	Positions as of December 31, 2024 effect on Equity (MUS$)
+5	+17.6	+15.7
-5	-15.1	-12.8
Given the fuel hedging structure for the year 2025, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$142.0 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$131.5 million in higher fuel costs.

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

Exchange Rate Hedging Results (FX):
As of December 31, 2025, the Company recognized losses of US$22.1 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of December of 2024, the Company recognize gains for US$10.0 million for FX hedging derivatives reflected in exchange rate.

As of December 31, 2025, the market value of hedging FX derivative positions is US$2.7 million. As of December 31, 2024, the market value of the hedging FX derivative positions was US$3.1 million. As of December 31, 2025, the Company has current hedging FX derivatives for US$355 million. As of December 31, 2024, the Company holds current hedging FX derivatives of US$165 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2025 (MUS$)	Effect on equity as of December 31, 2024 (MUS$)
-10%	-7.9	-3.6
+10%	+10.9	+1.0

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

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2025 (MUS$)	Effect on Income Statement for the year ended December 31, 2024 (MUS$)
-10%	-59.7	-54.7
+10%	+59.7	+54.7

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

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2025 MUS$	Effect at December 31, 2024 MUS$
-10%	+368.74	+318.51
+10%	-301.70	-260.60

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
Mitigation:
Currently, 66% (76% as of December 31, 2024) of the debt is fixed. The variable debt, is indexed to the reference rate based on SOFR.
Likewise, most of the company's liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.
Rate Hedging Results:
During the period ended December 31, 2025, the Company did not recognize any losses for premiums paid. At the end of December of 2024, the Company did not recognize any losses for premiums paid.

As of December 31, 2025, the Company does not hold interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals. (US$4.68 million as of December 31, 2024).

As of December 31, 2025, the Company recognized an decrease in the right-of-use asset due to the expiration of derivatives for US$2.20 million associated with the aircraft lease. As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$0.1 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$2.0 million was recognized. At the end of December of 2024, the Company recognized US$1.9 million for this same concept.

As of December 31, 2025, the Company settled derivatives associated with hedges of leased aircraft for US$2.2 million. As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft for US$0.1 million).

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2025 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2024 effect on Income (Loss) before tax (MUS$)

+100 basis points	-14.35	-9.28
-100 basis points	+14.35	+9.28

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of December 31, 2025 effect on equity (MUS$)	Positions as of December 31, 2024 effect on equity (MUS$)

+100 basis points	—	+5.9
-100 basis points	—	-6.3
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

During the period ended December 31, 2025, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.
(b)Credit risk
Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2025 has experienced an increase of 20% compared to the balance as of December 31, 2024, mainly due to an increase in passenger transportation operations (travel agencies and corporate) which increased by 22% in its sales, mainly affecting the payment methods credit card 22%, and cash sales 20%. In relation to the cargo business, it presented a decrease in its operations of 9% compared to December 2024. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of December 2025 had a decrease of 12% compared to the end of December 2024, due to the reduction of the portfolio resulting from recoveries and the application of write-offs during the year.

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

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits informed to the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents.

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
As of December 31, 2025, the balance of liquid funds is US$2,150 million (US$1,958 million as of December 31, 2024), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2025, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,159	6,266	6,266	202,439	218,130	164,600	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	30,500	140,750	342,500	1,687,375	830,500	3,031,625	2,200,000	To the expiration	8.46	7.78
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	—	—	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,370	15,576	40,835	40,993	81,342	184,116	146,535	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,307	15,611	40,740	52,876	—	114,534	99,775	Quarterly/Monthly	5.81	5.81
0-E	CCB	Ireland	US$	3,670	10,686	27,597	26,849	199,000	267,802	170,208	Quarterly	5.75	5.75
0-E	BOCOMM	Ireland	US$	6,149	18,209	46,836	44,371	248,051	363,616	242,188	Quarterly	5.83	5.83

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,463	16,383	43,668	16,557	—	82,071	78,956	Quarterly	2.03	1.79
0-E	NATIXIS	France	US$	14,707	43,262	108,256	50,467	34,705	251,397	218,473	Quarterly	5.39	5.39
0-E	CREDIT AGRICOLE	France	US$	4,378	13,063	310,081	—	—	327,522	275,012	To the expiration	5.94	5.94

Financial lease
0-E	NATIXIS	France	US$	9,409	27,399	70,797	96,349	—	203,954	166,742	Quarterly	6.12	6.12
0-E	EXIM BANK	U.S.A.	US$	25,763	73,206	148,595	61,763	13,355	322,682	305,863	Quarterly	3.54	2.68
0-E	BOC AVIATION	U.S.A.	US$	1,438	4,175	11,172	11,187	49,887	77,859	52,500	Monthly	6.31	6.31
0-E	BANK OF UTAH	U.S.A.	US$	5,952	17,928	54,357	48,204	69,393	195,834	149,983	Monthly	10.46	10.46

	TOTAL			118,106	399,407	1,251,700	2,143,257	1,728,672	5,641,142	4,270,838

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	11,926	Quarterly	—	—

	TOTAL			510	1,530	9,886	—	—	11,926	11,926

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Amortization	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Currency	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	—	174,401	577,354	1,272,385	1,027,954	1,829,616	4,881,710	3,574,027	US$	—	—
	OTHER ASSETS	OTHERS	—	4,726	13,773	36,544	27,416	95,744	178,203	127,549	US$	—	—
			—	300	878	2,325	2,325	19,758	25,586	22,433	CLP	—	—
			—	1,508	4,261	9,817	7,852	6,143	29,581	25,862	UF	—	—
			—	493	1,431	1,305	—	—	3,229	3,028	COP	—	—
			—	28	24	29	1	—	82	75	EUR	—	—
			—	3,289	9,858	17,971	14,020	10,827	55,965	39,675	BRL	—	—
			—	38	101	84	2	—	225	212	MXN	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	—	1,328,751	2,383	—	—	—	1,331,134	1,331,134	US$	—	—
			—	200,784	1,806	—	—	—	202,590	202,590	CLP	—	—
			—	973,006	649	—	—	—	973,655	973,655	BRL	—	—
			—	173,295	4,172	—	—	—	177,467	177,467	Other currency	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	—	—	2,375	—	—	—	2,375	2,375	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	—	—	5,332	—	—	—	5,332	5,332	—	—	—
	Total			2,860,619	624,397	1,340,460	1,079,570	1,962,088	7,867,134	6,485,414
	Total consolidated			2,979,235	1,025,334	2,602,046	3,222,827	3,690,760	13,520,202	10,768,178

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Obligations with the public
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	203,875	407,750	1,107,750	1,455,125	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	—	2,970	5,889	5,889	167,830	182,578	147,217	To the expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00
Guaranteed obligations
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	33,697	142,110	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110,277	161,860	100,000	Quarterly	6.42	6.42
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	104,940	217,470	159,624	Quarterly	6.03	6.03
Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	-	344,786	275,012	To the expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	—	—	—	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	36,702	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71

	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509
(*)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—

	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024
Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	1,291,259	6,478	—	—		1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	0	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	0	—	9,299	—	—	—	9,299	9,299	—	—	—

	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.
As of December 31, 2025, the Company does not maintains guarantees corresponding to derivative transactions. At of December 31, 2024, the Company had guarantees for US$0.5 million corresponding to derivative transactions.
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

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of December 31, 2025, The Company has a national scale rating of A with positive outlook by Fitch and a rating of A- with positive outlook by Feller. On an international scale, it has a rating of BB with a stable outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB with a positive outlook by Fitch.

3.3.    Estimates of fair value.
At December 31, 2025, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:
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

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2025				As of December 31, 2024
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	140,343	140,343	—	—	77,313	77,313	—	—
Short-term mutual funds	140,343	140,343	—	—	77,313	77,313	—	—

Other financial assets, current	16,699	—	16,699	—	15,565	—	15,565	—
Fair value interest rate derivatives	—	—	—	—	4,676	—	4,676	—
Fair value of fuel derivatives	14,009	—	14,009	—	7,747	—	7,747	—
Fair value of foreign currency derivative	2,690	—	2,690	—	3,142	—	3,142	—

Liabilities
Other financial liabilities, current	—	—	—	—	—	—	—	—
Fair value of foreign currency derivatives	—	—	—	—	—	—	—	—

Additionally, at December 31, 2025, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2025		As of December 31, 2024
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,009,770	2,009,770	1,880,475	1,880,475
Cash on hand	2,059	2,059	1,885	1,885
Bank balance	761,242	761,242	664,173	664,173
Overnight	47,386	47,386	103,761	103,761
Time deposits	1,199,083	1,199,083	1,110,656	1,110,656
Other financial assets, current	53,845	53,845	51,730	51,730
Other financial assets	53,845	53,845	51,730	51,730
Trade debtors, other accounts receivable and Current accounts receivable	1,381,869	1,381,869	1,163,707	1,163,707
Accounts receivable from entities related, current	7	7	25	25
Other financial assets, non-current	52,139	52,139	53,772	53,772
Accounts receivable, non-current	13,950	13,950	12,342	12,342

Other current financial liabilities	745,303	922,837	635,213	837,181
Accounts payable for trade and other accounts payable, current	2,684,846	2,684,846	2,133,572	2,133,572
Accounts payable to entities related, current	7,707	7,707	12,875	12,875
Other financial liabilities, non current	7,343,223	7,058,956	6,515,238	6,361,620
Accounts payable, non current	471,208	471,208	491,762	491,762

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

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. For this assessment, the Company has determined the existence of a single CGU corresponding to Air Transport. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

The recoverable value of this cash-generating unit (CGU) has been determined based on value-in-use calculations. Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates at least annually and as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

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

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the period in which the change occurs and in future periods.
As of December 31, 2025, deferred revenue associated with air tickets sold amounts to ThUS$2,323,221 (ThUS$2,012,661 as of December 31, 2024). An hypothetical change of one percentage point in the behavior of the passenger regarding the use would impact of up to ThUS$12,059 per month (ThUS$10,016 as of December 31, 2024).
(e)     Valuation of the miles awarded to the holders of the loyalty programs, pending use - breakage.
As of December 31, 2025, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries totalized ThUS$893,681 (ThUS$949,495 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$35,441 on the results of 2025 (ThUS$33,479 as of December 31, 2024). Deferred revenue associated with the LATAM Pass Brazil loyalty program totalized ThUS$280,182 as of December 31, 2025 (ThUS$203,058 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would result in an accumulated impact of ThUS$9,642 on the results of 2025 (ThUS$5,537 as of December 31, 2024).

Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

As of January 1, 2025, the LATAM Pass Brazil program has changed the denomination of its accumulation and redemption unit, adopting the name "LATAM Pass miles" instead of "LATAM Pass points."

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

(i)Discount rate
To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of December 31, 2025, would increase the lease liability by approximately US$132 million (US$119 million as of December 31, 2024).

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

NOTE 5 - SEGMENT INFORMATION
As of December 31, 2025, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Peru	1,285,674	1,127,532	988,908
Argentina	317,246	239,369	244,413
U.S.A.	1,446,087	1,324,008	1,044,822
Europe	1,100,178	957,042	800,897
Colombia	741,889	669,206	662,263
Brazil	6,098,633	5,512,471	5,006,377
Ecuador	390,575	364,960	332,801
Chile	2,121,331	1,927,847	1,898,150
Asia Pacific and rest of Latin America	763,443	710,608	661,910
Income from ordinary activities	14,265,056	12,833,043	11,640,541
Other operating income	229,934	200,669	148,641

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash on hand	2,059	1,885
Bank balances (1)	761,242	664,173
Overnight	47,386	103,761
Total Cash	810,687	769,819
Cash equivalents
Time deposits	1,199,083	1,110,656
Mutual funds	140,343	77,313
Total cash equivalents	1,339,426	1,187,969
Total cash and cash equivalents	2,150,113	1,957,788

(1) As of December 31, 2025, within the item bank balances are ThUS$702,802 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$590,463 as of December 31, 2024)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Argentine peso	3,354	4,228
Brazilian real	645,620	347,041
Chilean peso	207,892	17,943
Colombian peso	36,212	19,042
Euro	20,350	15,721
US Dollar	1,181,897	1,508,548
Pound Sterling	2,174	2,069
Mexican peso	6,335	4,222
R.P. Chinese Yuan	18,781	21,585
Peruvian Sol	13,465	6,297
Other currencies	14,033	11,092
Total	2,150,113	1,957,788

NOTE 7 - FINANCIAL INSTRUMENTS
Financial instruments by category
As of December 31, 2025

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,009,770	140,343	—	2,150,113
Other financial assets, current	53,845	—	16,699	70,544
Trade and others accounts receivable, current	1,381,869	—	—	1,381,869
Accounts receivable from related entities, current	7	—	—	7
Other financial assets, non current	52,139	—	—	52,139
Accounts receivable, non current	13,950	—	—	13,950
Total	3,511,580	140,343	16,699	3,668,622

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	745,303	—	—	745,303
Trade and others accounts payable, current	2,684,846	—	—	2,684,846
Accounts payable to related entities, current	7,707	—	—	7,707
Other financial liabilities, non-current	7,343,223	—	—	7,343,223
Accounts payable, non-current	471,208	—	—	471,208
Total	11,252,287	—	—	11,252,287
As of December 31, 2024

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	—	635,213
Trade and others accounts payable, current	2,133,572	—	—	2,133,572
Accounts payable to related entities, current	12,875	—	—	12,875
Other financial liabilities, non-current	6,515,238	—	—	6,515,238
Accounts payable, non-current	491,762	—	—	491,762
Total	9,788,660	—	—	9,788,660

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Trade accounts receivable	1,364,217	1,132,923
Other accounts receivable	80,919	99,063
Total trade and other accounts receivable	1,445,136	1,231,986
Less: Expected credit loss	(49,317)	(55,937)
Total net trade and accounts receivable	1,395,819	1,176,049
Less: non-current portion – accounts receivable	(13,950)	(12,342)
Trade and other accounts receivable, current	1,381,869	1,163,707

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2025			As of December 31, 2024
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	1,282,005	(10,115)	1%	961,457	(12,550)
From 1 to 90 days	1%	38,644	(545)	1%	122,350	(1,438)
From 91 to 180 days	25%	4,174	(1,047)	15%	6,510	(978)
From 181 to 360 days	35%	2,749	(965)	67%	4,960	(3,325)
Over 360 days	100%	36,645	(36,645)	100%	37,646	(37,646)
Total		1,364,217	(49,317)		1,132,923	(55,937)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Argentine Peso	6,753	8,968
Brazilian Real	974,451	722,208
Chilean Peso	102,118	71,628
Colombian Peso	23,245	16,032
Euro	65,264	96,438
US Dollar	187,381	224,169
Australian Dollar	3,681	5,457
Japanese Yen	4,057	4,998
Pound Sterling	6,134	8,488
Other Currencies	22,735	17,663
Total	1,395,819	1,176,049

The movements of the expected credit losses of the trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
From January 1 to December 31, 2024	(64,778)	4,578	4,263	(55,937)
From January 1 to December 31, 2025	(55,937)	6,836	(216)	(49,317)
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

	As of December 31, 2025			As of December 31, 2024
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,364,217	(49,317)	1,314,900	1,132,923	(55,937)	1,076,986
Other accounts receivable	80,919	—	80,919	99,063	—	99,063
There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES
(a)Accounts receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	—	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	—	21
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	7	2
	Total current assets				7	25

(b)Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	2,375	3,576
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	5,332	9,299
	Total current liabilities				7,707	12,875

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the year 2025 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES
The composition of Inventories is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Technical stock (*)	415,141	390,259
Non-technical stock (**)	43,425	48,271
Total	458,566	438,530

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumables of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Provision for obsolescence Technical stock	84,136	76,167
Provision for obsolescence Non-technical stock	8,991	8,700
Total	93,127	84,867

The resulting amounts do not exceed the respective net realization values.
As of December 31, 2025, the Company registered ThUS$295,782 (ThUS$281,792 for the year ended December 31, 2024) in the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS
(a)The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(1) Other financial assets

Deposits in guarantee (aircraft)	25,014	23,057	35,525	32,214	60,539	55,271
Guarantees for margins of derivatives	—	466	—	—	—	466
Other investments	—	—	493	493	493	493
Other guarantees given	28,831	28,207	16,121	21,065	44,952	49,272
Subtotal of other financial assets	53,845	51,730	52,139	53,772	105,984	105,502

(2) Hedging derivative asset

Fair value of interest rate derivatives	—	4,676	—	—	—	4,676
Fair value of foreign currency derivatives	2,690	3,142	—	—	2,690	3,142
Fair value of fuel price derivatives	14,009	7,747	—	—	14,009	7,747
Subtotal of derivative assets	16,699	15,565	—	—	16,699	15,565
Total Other Financial Assets	70,544	67,295	52,139	53,772	122,683	121,067

(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Brazilian real	14,076	13,323
Chilean peso	2,801	3,006
Colombian peso	806	1,216
Euro	4,657	4,646
U.S.A dollar	97,144	96,359
Other currencies	3,199	2,517
Total	122,683	121,067

(c) Hedge derivatives
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$

Interest rate swaps	(3)	—	4,676
Fuel options	(1)	14,009	7,747
Foreign currency derivative US$/BRL$	(2)	2,690	3,142

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

(3)They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.
The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (g) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a) Advance payments
Aircraft insurance and other	29,541	31,465	—	—	29,541	31,465
Others	8,520	7,097	21,326	24,156	29,846	31,253
Subtotal advance payments	38,061	38,562	21,326	24,156	59,387	62,718

(b) Contract assets (1)
GDS costs	24,205	23,078	—	—	24,205	23,078
Credit card commissions	43,238	33,590	—	—	43,238	33,590
Travel agencies commissions	11,081	8,898	—	—	11,081	8,898
Subtotal advance payments	78,524	65,566	—	—	78,524	65,566
(c) Other assets
Sales tax	118,306	98,142	10,443	6,900	128,749	105,042
Other taxes	401	226	—	—	401	226
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	779	628	120	271	899	899
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	537	61,568	58,029	61,568	58,566
Subtotal other assets	119,486	99,533	72,191	65,260	191,677	164,793
Total Other Non - Financial Assets	236,071	203,661	93,517	89,416	329,588	293,077
(1)Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359
From January 1 to December 31, 2024	72,359	233,572	(6,177)	(234,188)	65,566
From January 1 to December 31, 2025	65,566	243,722	2,253	(233,017)	78,524

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE
Non-current assets and disposal group classified as held for sale at December 31, 2025 and December 31, 2024, are detailed below:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current assets
Aircraft	10,338	29,063
Engines and rotables	—	75
Total	10,338	29,138

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

During 2020, 11 Boeing 767 aircraft were transferred from the property, plant and equipment, to non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was completed and during the year 2023 the sale of 1 aircraft was completed. During 2025, the sale of 1 aircraft was completed.
During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 26 aircraft was finalized.During 2025 the sale of 2 aircraft was completed.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. During 2022, the sale of 3 aircraft was completed. During 2023, the sale of 2 aircraft and 8 engines were completed. During 2024, the sale of 1 aircraft was completed. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value. Since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During 2023, 6 Airbus A320 aircraft were transferred from the property, plant, and equipment category to the non-current assets or asset groups held for sale category. Additionally, during 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During 2024, the sale of 6 aircraft was completed.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million in expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of 2024, the sale of 1 Boeing 767 family aircraft was completed.

During 2025, 1 land and 1 building were transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale, with their sale being finalized during this same period..

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of December 31, 2025	As of December 31, 2024
Boeing 767	300F	1	2
Airbus A319 (*)	100	—	2
Total		1	4
(*) As of December 31, 2024, 6 Airbus A320 aircraft and 26 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as of December 31, 2025, 2 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as a result of a sale and lease contract (see Note 16).
NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)    Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2025	As of December 31, 2024
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2025						Statement of Income for the year ended December 31, 2025
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	529,475	440,044	89,431	418,988	368,445	50,543	1,907,495	38,808
Lan Cargo S.A.	578,756	265,545	313,211	318,492	240,823	77,669	485,209	34,617
Línea Aérea Carguera de Colombia S.A.	264,677	125,232	139,445	125,058	125,024	34	266,636	26,728
Transporte Aéreo S.A.	234,376	18,502	215,874	141,333	116,085	25,248	100,743	(21,983)
Latam Airlines Ecuador S.A.	192,978	171,887	21,091	184,410	165,615	18,795	331,458	(1,414)
Aerovías de Integración Regional S.A.	269,540	250,548	18,992	268,593	259,002	9,591	664,969	(12,388)
TAM Linhas Aéreas S.A.	4,359,338	2,655,462	1,703,876	2,701,311	1,990,369	710,942	6,747,200	501,729
ABSA Aerolinhas Brasileiras S.A.	361,700	354,481	7,219	387,627	366,290	21,337	177,717	15,036
Transportes Aéreos del Mercosur S.A.	68,642	68,216	426	27,764	25,602	2,162	65,707	20,206

	Statement of financial position as of December 31, 2024						Statement of Income for the year ended December 31, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	1,723,518	22,861
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	413,100	27,238
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	255,867	6,011
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	84,885	(10,064)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	324,601	(9,358)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	546,752	(59,836)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	6,083,071	657,709
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	178,502	(2,163)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	57,120	6,395

(b)Non-controlling interests

Equity	Tax No.	Country of origin	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	210	136
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,579)	(5,517)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(5,298)	(7,848)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	2,052	1,100
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	223	191
Total					(8,392)	(11,938)

			For the year ended December 31,			For the year ended December 31,
Incomes	Tax No.	Country of origin	2025	2024	2023	2025	2024	2023
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	0.19000	74	43	(9)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	0.77400	(96)	(463)	(101)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	9.54000	2,550	573	(500)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	5.02000	1,014	321	304
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	35	(1)	25
Total						3,577	473	(281)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL
The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	602,677	535,531	602,677	535,531
Loyalty program	193,247	171,717	193,247	171,717
Computer software	180,453	171,144	775,506	661,731
Developing software	147,728	119,376	147,728	119,376
Other assets	5,856	2,402	7,171	3,717
Total	1,129,961	1,000,170	1,726,329	1,492,072
a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	221	101,379	22,666	—	124,266
Withdrawals	(2)	(393)	—	—	(395)
Transfer software and others	96,098	(95,971)	—	—	127
Foreign exchange	(6,607)	(2,649)	(146,084)	(47,919)	(203,259)
Amortization	(72,555)	—	—	—	(72,555)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170
Opening balance as of January 1, 2025	173,546	119,376	535,531	171,717	1,000,170
Additions	48	124,911	—	—	124,959
Withdrawals	(4)	(133)	—	—	(137)
Transfer software and others	100,090	(97,255)	—	—	2,835
Foreign exchange	3,851	832	67,146	21,530	93,359
Amortization	(91,225)	—	—	—	(91,225)
Closing balance as of December 31, 2025	186,306	147,731	602,677	193,247	1,129,961

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of December 31, 2025 amounts to ThUS$596,368 (ThUS$491,902 as of December 31, 2024).
b)Impairment Test Intangible Assets with an indefinite useful life
As of December 31, 2025, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2025, in accordance with the accounting policy, the Company performed the annual impairment test.

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

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 –4.6
Exchange rate	R$/US$	5.6 – 5.8
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.0 – 10.0
Fuel Price	US$/barrel	90

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

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.0	—	90

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT
The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	682,773	479,871	—	—	682,773	479,871
Land	39,778	39,818	—	—	39,778	39,818
Buildings	124,298	120,736	(66,759)	(60,313)	57,539	60,423
Plant and equipment	13,340,403	11,727,067	(5,691,286)	(5,085,126)	7,649,117	6,641,941
Own aircraft (3)	12,056,302	10,678,834	(5,405,503)	(4,831,914)	6,650,799	5,846,920
Other (2)	1,284,101	1,048,233	(285,783)	(253,212)	998,318	795,021
Machinery	26,081	24,005	(25,091)	(22,927)	990	1,078
Information technology equipment	169,597	158,900	(149,900)	(139,607)	19,697	19,293
Fixed installations and accessories	209,524	174,859	(142,509)	(126,886)	67,015	47,973
Motor vehicles	50,118	48,320	(44,668)	(42,323)	5,450	5,997
Leasehold improvements	255,494	236,509	(71,048)	(61,760)	184,446	174,749
Subtotal Properties, plant and equipment	14,898,066	13,010,085	(6,191,261)	(5,538,942)	8,706,805	7,471,143
b) Right of use
Aircraft	6,636,160	5,810,997	(3,581,466)	(3,262,942)	3,054,694	2,548,055
Other assets	418,923	398,017	(233,408)	(230,518)	185,515	167,499
Subtotal Right of use	7,055,083	6,209,014	(3,814,874)	(3,493,460)	3,240,209	2,715,554
Total	21,953,149	19,219,099	(10,006,135)	(9,032,402)	11,947,014	10,186,697
(1)As of December 31, 2025, includes advances paid to aircraft manufacturers for Th US$616,569 (ThUS$452,765 as of December 31, 2024).
(2)Consider mainly rotables and tools.
(3)As of December 31, 2025 , were transferred from right-of-use assets to property, plant and equipment, 13 aircraft: 11 Airbus A321 for ThUS$255,200 and 2 Boeing B787-8 for ThUS$86,000. As of December 31, 2024 were transferred from right-of-use assets to property, plant and equipment, 9 aircraft, 3 Airbus A320 for ThUS$34,760 and 6 Boeing B777 for ThUS$296,198.

(a)Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	20,754	—	—	1,215,040	9,669	421	—	8,289	1,254,173
Disposals	—	—	—	(2,940)	(8)	—	(2)	—	(2,950)
Retirements	—	—	—	(56,148)	(91)	(89)	—	—	(56,328)
Depreciation expenses	—	—	(3,992)	(771,104)	(5,724)	(8,877)	(65)	(9,790)	(799,552)
Foreign exchange	(1,354)	(4,426)	(3,143)	(108,966)	(1,780)	(5,401)	—	(39,593)	(164,663)
Other increases (decreases)	202,225	—	—	136,506	(115)	7,509	—	2,413	348,538
Changes, total	221,625	(4,426)	(7,135)	412,388	1,951	(6,437)	(67)	(38,681)	579,218
Closing balance as of December 31, 2024	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143

Opening balance as of January 1, 2025	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
Additions	62,087	—	—	2,002,514	5,784	1,482	82	335	2,072,284
Disposals	—	—	(42)	(63,381)	(112)	—	—	—	(63,535)
Retirements	(8)	—	—	(117,315)	(215)	(164)	—	(184)	(117,886)
Depreciation expenses	—	—	(4,012)	(911,110)	(6,249)	(9,258)	(111)	(8,369)	(939,109)
Foreign exchange	(297)	1,649	1,423	55,918	1,206	3,643	34	17,903	81,479
Other increases (decreases)	141,120	(1,689)	(253)	39,849	(10)	23,339	61	12	202,429
Changes, total	202,902	(40)	(2,884)	1,006,475	404	19,042	66	9,697	1,235,662
Closing balance as of December 31, 2025	682,773	39,778	57,539	7,655,207	19,697	67,015	350	184,446	8,706,805

(b)Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	601,723	50,838	652,561
Depreciation expense	(284,234)	(27,315)	(311,549)
Cumulative translate adjustment	48	(8,317)	(8,269)
Other increases (decreases)	85,436	98,170	183,606
Total changes	402,973	113,376	516,349
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

Opening balance as of January 1, 2025	2,548,055	167,499	2,715,554
Additions (*)	835,048	32,115	867,163
Depreciation expense	(395,227)	(28,863)	(424,090)
Cumulative translate adjustment	—	9,630	9,630
Other increases (decreases)	66,818	5,134	71,952
Total changes	506,639	18,016	524,655
Closing balance as of December 31, 2025	3,054,694	185,515	3,240,209

(*) As of December 31, 2024, the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft, as of December 31, 2025, the additions of 2 Airbus A319 aircraft, as a result of a sale and leaseback agreement.

(c)Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of December 31, 2025		As of December 31, 2024		As of December 31, 2025		As of December 31, 2024		As of December 31, 2025	As of December 31, 2024
Boeing 767	300ER	9		9	(1)	—		—		9	9
Boeing 767	300F	18		18	(1)	1		1		19	19
Boeing 777	300ER	10		10	(2)	—		—	(2)	10	10
Boeing 787	8	6	(2)	4		4	(2)	6		10	10
Boeing 787	9	2		2		26		25		28	27
Airbus A319	100	11		11		28		27		39	38
Airbus A320	200	86		86	(2)	49		49	(2)	135	135
Airbus A320	NEO	7		3		44		27		51	30
Airbus A321	200	30	(2)	19		19	(2)	30		49	49
Airbus A321	NEO	3		0		14		14		17	14
Airbus A330	200	0		0		3	(3)	2		3	2
Total		182		162		188		181		370	343

(1) Considers conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.
(2) As of December 31, 2025, 13 aircraft from these fleets (11 Airbus A321 and 2 Boeing 787-8) were transferred from right-of-use assets to property, plant and equipment.As of December 31, 2024, 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right-of-use assets to property, plant and equipment.
(3) As of December 31, 2025, 3 A330-200 aircraft remain in the fleet under an operating lease with WAMOS.

As of December 31, 2024, the Company recorded 181 aircraft classified as right-of-use assets. On page 86 of the 2024 Integrated Annual Report submitted to the Financial Market Commission (CMF), this information was presented with the column headings for the fleet composition reversed. However, the information is correctly reported in the 2024 financial statements issued and attached to the annual report.
(d)Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)A useful life of 25 years for the short-haul fleet and a range of 20 to 30 years for the long-haul fleet. Residual values are estimated based on the projected market value of the assets at the end of their lives.

(e)Additional information regarding Property, plant and equipment:
(i)Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2025		As of December 31, 2024
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Wilmington Trust Company	Aircraft and engines	Airbus A319	—	—	—	—
			Airbus A320	—	—	—	—
			Boeing 767	—	—	—	—
			Boeing 777	99,775	160,418	115,727	132,643

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,331	1,409	4,441	2,401
			Airbus A320	178,598	118,362	238,131	114,450
			Airbus A321	5,266	3,443	7,022	3,920
			Boeing 767	—	—	—	—
			Boeing 787	87,817	54,259	117,089	45,703

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	146,535	186,545	159,624	196,134

BOCOMM	BOCOMM	Aircraft and engines	Airbus A320N	242,188	254,760	—	—

CCB	CCB	Aircraft and engines	Airbus A320N	170,208	176,722	—	—

UMB Bank	Natixis	Aircraft and engines	Airbus A321	218,473	241,106	—	—

Total direct guarantee				1,152,191	1,197,024	642,034	495,251

(1) For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2025, amounts to ThUS$687,015 (ThUS$897,783 as of December 31, 2024). The book value of the assets with indirect guarantees as of December 31, 2025, amounts to ThUS$1,182,689 (ThUS$1,734,431 as of December 31, 2024).

As of December 31, 2025, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Empreendimientos Imobiliários	TAM Linhas Aéreas S.A.	One letter of credit	19,446	Apr 29, 2026
AerCap	LATAM Airlines Group S.A.	Six letters of credit	6,000	Jul 30, 2026
Aircastle	LATAM Airlines Group S.A.	Three letters of credit	834	Dec 4, 2026
BOC Aviation	LATAM Airlines Group S.A.	Four letters of credit	3,216	Oct 21, 2026
Brophunding Aviation House	LATAM Airlines Group S.A.	Two letters of credit	2,000	Dec 4, 2026
Celestial Aviation Services	LATAM Airlines Group S.A.	Eight letters of credit	13,586	Jan 20, 2026
Celestial Aviation (48)	LATAM Airlines Group S.A.	One letter of credit	9,660	Aug 30, 2026
DAE Capital	LATAM Airlines Group S.A.	Three letters of credit	1,844	Dec 4, 2026
Dune Aviation (15)	LATAM Airlines Group S.A.	One letter of credit	733	Dec 3, 2026
GE Capital Aviation	LATAM Airlines Group S.A.	Nine letters of credit	2,827	Feb 5, 2026
GY Aviation Lease 1910	LATAM Airlines Group S.A.	One letter of credit	1,020	Oct 24, 2026
Jackson Square Aviation	LATAM Airlines Group S.A.	Four letters of credit	1,220	Dec 2, 2026
MAM Engine Leasing	LATAM Airlines Group S.A.	Eight letters of credit	1,420	Nov 17, 2026
Marinescu	LATAM Airlines Group S.A.	Four letters of credit	5,800	Sep 9, 2026
Maverick Leasing	LATAM Airlines Group S.A.	Three letters of credit	2,359	Nov 14, 2026
Orix Aviation Systems	LATAM Airlines Group S.A.	One letter of credit	730	Nov 21, 2026
Pembroke Aircraft Leasing (1)	LATAM Airlines Group S.A.	Two letters of credit	1,496	Dec 3, 2026
PK AirFinance	LATAM Airlines Group S.A.	Three letters of credit	1,560	Nov 5, 2026
SMBC Aviation Capital	LATAM Airlines Group S.A.	Three letters of credit	1,005	Oct 29, 2026
Star Rising Aviation (45)	LATAM Airlines Group S.A.	Five letters of credit	1,979	Oct 28, 2026
Avolon / UMB Bank N.A.	LATAM Airlines Group S.A.	Three letters of credit	1,524	Aug 30, 2026
			80,259
Creditors are presented under abbreviated denominations for presentation purposes.

(ii)Commitments and others
Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	358,092	326,642
Commitments for the acquisition of aircraft (*)	21,276,000	20,400,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2026	2027	2028	2029-2030	Total
Airbus S.A.S.
A320neo Family	15	8	34	21	78
Embraer S.A.
Embraer 195-E2	12	12	—	—	24
The Boeing Company
Boeing 787-9	—	—	6	9	15
Total	27	20	40	30	117
As of December 31, 2025, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 78 Airbus aircraft of the A320 family remain to be received with deliveries between 2026 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$12,563,000.

As of December 31, 2025, as a result of the different aircraft purchase contracts signed with Embraer S.A., 24 195-E2 aircraft remain to be received, with deliveries between 2026 and 2027. The approximate amount, according to manufacturer list prices, is ThUS$2,392,000.

As of December 31, 2025, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2028 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$6,321,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

With respect to the purchase agreements entered into with EMBRAER S.A., it should be noted that the Purchase Agreement includes an order for 24 firm aircraft and 50 purchase options. Accordingly, the preceding paragraph refers exclusively to the 24 firm aircraft included in such agreement.

Aircraft operational lease commitments:

As of December 31, 2025, under various aircraft operating lease agreements entered into by the Company, the following fleet commitments are pending delivery:

•AerCap Holdings N.V.: 3 Boeing 787 Dreamliner aircraft, with deliveries scheduled in 2026.

•CDB Aviation Lease Finance DAC: 5 Airbus A320Neo Family Aircraft, with deliveries scheduled in 2026.

•Air Lease Corporation: 5 Airbus A321XLR model aircraft, with deliveries scheduled between 2027 and 2028.

•Wilmington Trust SP Services Limited: 6 Airbus A320Neo Family Aircraft, with deliveries scheduled in 2025.

•Oriental Leasing 63 Company Limited: 3 Airbus A320Neo Family Aircraft, with deliveries scheduled in 2026.

(iii)Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended December 31,
		2025	2024	2023
Average rate of capitalization of capitalized interest costs	%	6.72	10.77	10.66
Costs of capitalized interest	ThUS$	29,627	27,506	10,136

NOTE 17 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2025 the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
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

(a.1)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	31,105	14,616	—	—	31,105	14,616
Other recoverable credits	44,599	25,659	—	—	44,599	25,659
Total current tax assets	75,704	40,275	—	—	75,704	40,275

(a.2)    The composition of the current tax liabilities are as follows:

		Current liabilities		Non-current liabilities		Total liabilities
		As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision	(*)	31,950	6,281	—	—	31,950	6,281
Total current tax liabilities		31,950	6,281	—	—	31,950	6,281

(*) As of December 31, 2025, a tax credit for foreign taxes was generated in Holdco I S.A. for ThUS$9,489 and in LATAM Airlines Group S.A. for ThUS$75,201. These credits, which result from the dividends distributed by TAM S.A. during 2025, may be applied against the corporate income tax once all tax losses have been used. Since LATAM Airlines Group S.A. has tax losses and these credits are recognized to the extent that the realization of the corresponding tax benefit in the future is probable, the Company did not to recognize such credits.

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	(822,553)	(821,883)	51,410	53,543
Assets by right of use	(854,709)	(720,694)	49	109
Lease Liabilities	1,001,622	892,657	(113)	(113)
Amortization	(108,451)	(101,193)	—	—
Provisions	118,404	80,355	82,348	76,280
Tax losses	670,413	664,990	(75,847)	(68,493)
Intangibles	—	—	264,333	234,854
Other	16,372	16,317	16,494	16,497
Total	21,098	10,549	338,674	312,677

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(b.2)From January 1 to December 31, 2024

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	136,455	—	—	(875,426)
Assets for right of use	(586,011)	(134,792)	—	—	(720,803)
Lease Liabilities	792,855	99,915	—	—	892,770
Amortization	(112,012)	10,819	—	—	(101,193)
Provisions	141,318	(138,152)	909	—	4,075
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	33,899	—	—	733,483
Intangibles	(300,359)	496	—	65,009	(234,854)
Others	(182)	2	—	—	(180)
Total	(377,577)	9,531	909	65,009	(302,128)

(b.3)From January 1 to December 31, 2025

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(875,426)	1,463	—	—	(873,963)
Assets for right of use	(720,803)	(133,955)	—	—	(854,758)
Lease Liabilities	892,770	108,965	—	—	1,001,735
Amortization	(101,193)	(7,258)	—	—	(108,451)
Provisions	4,075	31,319	662	—	36,056
Tax losses (*)	733,483	12,777	—	—	746,260
Intangibles	(234,854)	(507)	—	(28,972)	(264,333)
Others	(180)	58	—	—	(122)
Total	(302,128)	12,862	662	(28,972)	(317,576)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$2,914,298 at December 31, 2025 (ThUS$3,263,150 as of December 31, 2024) which include deferred tax assets related to negative tax results of ThUS$10,460,187 at December 31, 2025 (ThUS$11,736,014 at December 31, 2024).

(Expenses)/income from deferred taxes and income tax:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(167,919)	(26,263)	(12,659)
Adjustments to the current tax of the previous year	—	—	(193)
Total current tax (expense) benefit	(167,919)	(26,263)	(12,852)
(Expense)/benefit for deferred tax recognition for tax losses (*)	—	243	17,492
Deferred income for relative taxes to the creation and reversal of temporary differences	12,862	9,531	(19,582)
Total deferred income tax	12,862	9,774	(2,090)
Income tax (expense)/benefit	(155,057)	(16,489)	(14,942)

Income tax (expense)benefit

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Current tax (expense) benefit, foreign	(156,303)	(54,190)	(10,410)
Current tax (expense) benefit, domestic	(11,616)	27,927	(2,442)
Total current tax (expense) benefit	(167,919)	(26,263)	(12,852)

Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	—	243	17,492
Deferred tax (expense) benefit, foreign	4,994	5,553	(10,780)
Deferred tax (expense) benefit, domestic	7,868	3,978	(8,802)
Total deferred tax (expense)benefit	12,862	9,774	(2,090)
Income tax (expense)/benefit	(155,057)	(16,489)	(14,942)

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

Income before tax from the Chilean legal tax rate (27% as of December 31, 2025, December 31, 2024 and December 31, 2023)

	For the year ended December 31,			For the year ended December 31,
	2025	2024	2023	2025	2024	2023
	ThUS$	ThUS$	ThUS$	%	%	%
Income tax benefit/(expense) using the legal tax rate	(437,027)	(268,362)	(161,053)	(27.00)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(49,968)	(46,580)	(50,042)	(3.09)	(4.69)	(8.39)
Tax effect of non-taxable income	7,819	81,612	25,459	0.48	8.21	4.27
Tax effect of disallowable expenses	(19,016)	(12,780)	(23,272)	(1.17)	(1.29)	(3.90)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	20,982	37,793	53,162	1.30	3.80	8.91
Unrecognised deferred tax	293,388	159,430	157,089	18.13	16.04	26.34
Other increases (decreases)	28,765	32,398	(16,285)	1.77	3.27	(2.73)
Total adjustments to tax expense using the legal rate	281,970	251,873	146,111	17.42	25.34	24.50
Income tax benefit/(expense) using the effective rate	(155,057)	(16,489)	(14,942)	(9.58)	(1.66)	(2.50)

Deferred taxes related to items charged to equity:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	662	909	4,355

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
(a) Interest bearing loans	314,681	271,753
(b) Lease Liability	430,622	363,460
Total current	745,303	635,213

Non-current
(a) Interest bearing loans	3,980,984	3,516,117
(b) Lease Liability	3,362,239	2,999,121
Total non-current	7,343,223	6,515,238

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
Guaranteed obligations (4)(5)	47,466	34,083
Other guaranteed obligations (1) (6)	70,805	23,682
Subtotal bank loans	118,271	57,765
Obligation with the public (2) (3)	56,172	46,256
Financial leases (7)	140,238	167,732
Total current	314,681	271,753

Non-current
Guaranteed obligations (4) (5)	610,169	339,960
Other guaranteed obligations (1) (6)	500,394	351,069
Subtotal bank loans	1,110,563	691,029
Obligation with the public (2) (3)	2,321,606	2,193,047
Financial leases (7)	548,815	632,041
Total non-current	3,980,984	3,516,117
Total obligations with financial institutions	4,295,665	3,787,870

(1) The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a) The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of December 31, 2025.

(b) The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of December 31, 2025.

(c) On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2025), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring with a minimum combined level liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2) As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended December 31, 2025, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.
(3) On July 7, 2025, the Company issued, placed, and received funds from the international markets through the issuance of secured bonds for a total principal amount of US$800 million, bearing an annual interest rate of 7.625% and maturing in 2031 (the “2031 Notes”), pursuant to Rule 144A and Regulation S of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). During the quarter ended December 31, 2025, the 2031 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors' request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4) On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty. Then, on March 25, 2025, one more A320neo was received with the same conditions and same counterparty. On May 6 and June 21, 2025, the last two A320neo aircraft were delivered by Airbus. These aircraft were financed through aircraft financing with Bank of Communications Co., Ltd. (“BOCOMM”) for the same amount.

(5) On June 16, 2025, one A321neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$57 million with China Construction Bank Aviation Capital DAC (“CCB”) as the counterparty. This delivery represents the first of five aircraft to be acquired under these terms and with this counterparty. Then, on October 15 and on December 22, 2025, two more A321neo aircraft were received with the same conditions and same counterparty. These deliveries represent the second and third of five aircraft to be acquired under these terms and with this counterparty.

(6) On June 27, 2025, a secured financing agreement was executed for 11 owned A321 model aircraft. The total amount of this aircraft financing was US$242 million, with Natixis and Sumitomo Mitsui Banking Corporation (“SMBC”) as counterparties.

(7) On October 9, 2025, one A320neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$52.5 million with BOC Aviation Limited (“BOC”) as the counterparty. This delivery represents the first of three aircraft to be acquired under these terms and with this counterparty.

Balances by currency of interest bearing loans are as follows:

	As of December 31, 2025	As of December 31, 2024
Currency	ThUS$	ThUS$

Chilean peso (U.F.)	165,158	147,716
US Dollar	4,130,507	3,640,154
Total	4,295,665	3,787,870

Interest-bearing loans due in installments to December 31, 2025
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	164,400	164,400	—	558	—	—	164,600	165,158	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	1,400,000	800,000	2,200,000	31,112	24,502	—	1,373,868	783,135	2,212,617	At Expiration	8.46	7.78
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,372	10,311	28,945	31,314	72,593	146,535	4,023	10,311	28,344	30,950	72,592	146,220	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,062	12,311	34,050	49,352	—	99,775	4,062	12,311	34,050	49,351	—	99,774	Quarterly/Monthly	5.81	5.81
0-E	BOCOMM	Irlanda	US$	2,604	7,813	20,833	20,833	190,105	242,188	3,255	7,813	20,208	20,417	188,799	240,492	Quarterly	5.83	5.83
0-E	CCB	Irlanda	US$	1,187	3,562	9,500	9,500	146,459	170,208	2,129	3,562	9,500	9,500	146,458	171,149	Quarterly	5.75	5.75
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	275,012	—	—	275,012	2,719	—	272,829	—	—	275,548	At Expiration	9.43	9.43
0-E	NATIXIS	U.S.A.	US$	11,763	35,290	94,108	44,178	33,134	218,473	11,831	35,290	93,045	43,470	32,605	216,241	Quarterly	5.39	5.39
0-E	EXIM BANK	U.S.A.	US$	5,094	15,417	42,124	16,321	—	78,956	5,317	15,417	42,124	16,321	—	79,179	Quarterly	2.03	1.79
Financial leases
0-E	NATIXIS	France	US$	6,824	20,707	56,972	82,239		166,742	8,106	20,707	56,646	82,147		167,606	Quarterly	6.12	6.12
0	US BANK	U.S.A.	US$						—						—	Quarterly
0-E	EXIM BANK	U.S.A.	US$	23,673	68,176	141,222	59,589	13,203	305,863	24,824	68,176	140,999	59,589	13,203	306,791	Quarterly	3.54	2.68
0-E	BANK OF UTAH	U.S.A.	US$	3,170	10,019	37,304	37,835	61,655	149,983	3,170	10,019	37,304	37,835	61,655	149,983	Monthly	10.46	10.46
0-E	BOC Aviation	U.S.A.	US$	592	1,832	5,327	6,038	38,711	52,500	1,364	1,832	5,197	5,950	38,404	52,747	Quarterly	6.31	6.31
	Total			62,341	185,438	745,397	1,757,199	1,520,263	4,270,638	102,143	210,498	740,246	1,729,398	1,501,454	4,283,739
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2025
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926	Quarterly	—	—
	Total			510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926
	Total consolidated			62,851	186,968	755,283	1,757,199	1,520,263	4,282,564	102,653	212,028	750,132	1,729,398	1,501,454	4,295,665

Interest-bearing loans due in installments to December 31, 2024
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Quarterly/Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71

	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904

Interest-bearing loans due in installments to December 31, 2024
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—%	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—

	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188

(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—	—

	Total			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the year reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Cumulative translation adjustment	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994
Opening balance as January 1, 2024	2,894,198	73,796	2,967,994
New contracts	576,182	69,061	645,243
Lease termination	(72,266)	(540)	(72,806)
Renegotiations	96,155	70,670	166,825
Payments	(605,584)	(26,630)	(632,214)
Accrued interest	288,165	25,391	313,556
Exchange differences	(2,090)	(3,082)	(5,172)
Cumulative translation adjustment	—	(9,679)	(9,679)
Other increases (decreases)	—	(11,166)	(11,166)
Changes	280,562	114,025	394,587
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581
Opening balance as of January 1, 2025	3,174,760	187,821	3,362,581
New contracts	815,796	22,012	837,808
Lease termination	(210,868)	(8)	(210,876)
Renegotiations	227,117	18,418	245,535
Payments	(731,902)	(42,618)	(774,520)
Accrued interest	292,381	19,750	312,131
Exchange differences	6,747	8,544	15,291
Cumulative translation adjustment	—	4,911	4,911
Changes	399,271	31,009	430,280
Closing balance as of December 31, 2025	3,574,031	218,830	3,792,861

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate December 2025	Discount rate December 2024
Aircraft	8.74%	9.09%
Others	8.87%	8.78%

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	2,076,314	1,761,814
(b) Accrued liabilities	608,532	371,758
Total trade and other accounts payables	2,684,846	2,133,572

(a)     Trade and other accounts payable:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Trade creditors	1,676,218	1,409,894
Other accounts payable	400,096	351,920
Total	2,076,314	1,761,814

The details of Trade and other accounts payables are as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Maintenance and technical purchases	448,927	380,853
Boarding Fees	318,024	268,353
Aircraft Fuel	261,700	220,343
Handling and ground handling	214,411	122,721
Airport charges and overflight	117,364	157,691
Leases, maintenance and IT services	114,043	121,901
Other personnel expenses	99,187	106,277
Professional services and advisory	89,082	77,548
Services on board	80,086	72,902
Marketing	57,903	46,751
Crew	40,765	20,560
Air companies	32,817	9,778
Agencies sales commissions	29,478	15,649
Aircraft Insurance	9,553	16,756
Others	162,974	123,731
Total trade and other accounts payables	2,076,314	1,761,814

(b) Liabilities accrued:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Aircraft and engine maintenance	191,524	74,874
Accrued personnel expenses	104,504	86,743
Accounts payable to personnel (1)	275,358	183,153
Others accrued liabilities	37,146	26,988
Total accrued liabilities	608,532	371,758

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	1,722	11,536	330,955	313,165	332,677	324,701
Civil contingencies	5,052	1,173	169,732	124,411	174,784	125,584
Labor contingencies	1,639	1,512	160,105	174,035	161,744	175,547
Other	—	—	11,181	9,908	11,181	9,908
Provision for European
Commission investigation (2)	—	—	2,638	2,327	2,638	2,327

Total other provisions (3)	8,413	14,221	674,611	623,846	683,024	638,067

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
The Company maintains other judicial processes, individually and cumulatively, do not have a significant impact on these financial statements.

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of December 31, 2025, and December 31, 2024, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2023,	940,140	2,397	942,537
Increase in provisions	449,406	—	449,406
Provision used	(70,844)	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	(69,563)
Reversal of provision	(310,118)	—	(310,118)
Exchange difference	310	80	390
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as January 1, 2024	939,331	2,477	941,808
Increase in provisions	448,338	—	448,338
Provision used	(92,729)	—	(92,729)
Difference by subsidiaries conversion	(143,057)	—	(143,057)
Reversal of provision	(508,907)	—	(508,907)
Exchange difference	(7,236)	(150)	(7,386)
Closing balance as of December 31, 2024	635,740	2,327	638,067

Opening balance as of January 1, 2025	635,740	2,327	638,067
Increase in provisions	269,985	5	269,990
Provision used	(94,853)	—	(94,853)
Difference by subsidiaries conversion	12,346	—	12,346
Reversal of provision	(144,773)	—	(144,773)
Exchange difference	1,941	306	2,247
Closing balance as of December 31, 2025	680,386	2,638	683,024
(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenue (1)(2)	3,580,317	3,118,099	—	140,244	3,580,317	3,258,343
Sales tax	32,162	14,566	—	—	32,162	14,566
Retentions	150,794	48,383	—	—	150,794	48,383
Other taxes	7,215	6,332	—	—	7,215	6,332
Dividends payable	37,995	293,092	—	—	37,995	293,092
Other sundry liabilities	7,692	8,208	—	—	7,692	8,208
Total other non-financial liabilities	3,816,175	3,488,680	—	140,244	3,816,175	3,628,924

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600
From January 1 to December 31, 2024	3,393,600	15,679,754	(15,073,167)	(126,564)	(347,873)	(260,364)	(7,043)	3,258,343
From January 1 to December 31, 2025	3,258,343	17,264,291	(16,738,516)	21,311	(354,001)	124,933	3,956	3,580,317
(1)The balance includes mainly, deferred revenue for services not provided as of December 31, 2025 and December 31, 2024 and for the frequent flyer LATAM Pass program.
LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.
(2)As of December 31, 2025, Deferred Income includes Th US$28,452 (ThUS$35,615 as of December 31, 2024) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Retirements payments	95,768	71,296
Resignation payments	6,424	7,048
Other obligations	79,387	89,083
Total liability for employee benefits	181,579	167,427
(a)Movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618
From January 1 to December 31, 2024	122,618	88,112	(10,778)	(21,769)	(10,756)	167,427
From January 1 to December 31, 2025	167,427	17,457	(11,465)	17,216	(9,056)	181,579
The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended December 31,
Assumptions	2025	2024

Discount rate	5.41%	5.92%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.80%	2.96%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.00%	3.42%
Retirement age of women	60	60
Retirement age of men	65	65
The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.
The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(7,199)	(5,267)
Change in the accrued liability an closing for decrease of 100 b.p.	8,318	6,010
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	7,543	5,570
Change in the accrued liability an closing for decrease of 100 b.p.	(6,819)	(5,056)
(b)The liability for short-term:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	275,358	183,153
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

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders' Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of "Return per Share" considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

For the year ended December 31, 2025, the amount accrued related to this CIP was US$18.21 million (US$78.79 million at December 31, 2024), which is recorded in the “Administrative expenses” line of the Consolidated Statement of Income by Function. As of December 2025, the amount of this plan recorded in the consolidated statement of financial position is US$120.85 million (US$152.6 million at December 31,2024).

(d)Employment expenses are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$

Salaries and wages	1,504,554	1,337,982	1,268,343
Short-term employee benefits	229,457	243,210	181,565
Other personnel expenses	207,110	157,282	133,429
Total	1,941,121	1,738,474	1,583,337

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Aircraft and engine maintenance	408,700	433,447
Fleet (JOL)	40,000	40,000
Provision for vacations and bonuses	22,016	18,129
Other sundry liabilities	492	186
Total accounts payable, non-current	471,208	491,762
NOTE 24 - EQUITY
(a)Capital
The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.
The paid capital of the Company at December 31, 2025 amounts to ThUS$ 4,418,110 divided into 574,215,983,709 common stock of a same series (ThUS$ 5,003,534 divided into 604,437,877,587 shares as of December 31, 2024), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2025, corresponds to 574,219,895,457 shares. From the above it follows that 3,911,748 shares are pending subscription and payment, and said shares are intended exclusively to respond to the conversion of 42,398 Series H Convertible Bonds issued on the occasion of the exit from the reorganization procedure under Chapter 11. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.
At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

ii) Decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

iii) Deduction of the Company’s capital the account “Costs of issuing shares and new convertible notes”, for an amount of ThUS$810,279.

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

As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares—representing subscribed and paid-in capital of US$585,424,212—was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares of a single series without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value. Of this amount, US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid; and the remaining balance of US$42,398, represented by 3,911,748 shares, is reserved exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued in connection with the emergence from the Chapter 11 reorganization process.

(b)Movement of authorized shares
The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2025				As of December 31, 2024
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option (*)	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—
Early cancellation of treasury shares	(30,221,893,878)	(30,221,893,878)	—	—	—	—	—	—
Subtotal	(30,221,893,878)	(30,221,893,878)	—	—	—	—	—	—
Closing Balance	574,219,895,457	574,215,983,709	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) See letter (a) above, in the same Note.

(c)Share capital
The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
Ending balance as of December 31, 2024	5,003,534
Initial balance as of January 1, 2025	5,003,534
Early cancellation of treasury shares	(585,424)
Subtotal	(585,424)
Ending balance as of December 31, 2025	4,418,110
(1)Includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.
(2)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.
(d)Treasury stock
As of December 31, 2025, of the total subscribed and paid-in shares, the Company had acquired 30,221,893,878 shares under its own share repurchase programs, for a total amount of ThUS$585,424. These shares were early cancelled in accordance with the approval granted by the Extraordinary Shareholders’ Meeting held on October 17, 2025.

The movement of treasury shares is as follows:

Movement of treasury shares	Number of shares	Share amount	Fee payments	Total
		ThUS$	ThUS$	ThUS$
Opening balance at January 1, 2024	—	—	—	—
Movements during the year	—	—	—	—
Closing balance at December 31, 2024	—	—	—	—
Opening balance at January 1, 2025	—	—	—	—
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on March 17, 2025, paid in May 2025	9,671,006,041	151,997	154	152,151
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on June 26, 2025, paid in July 2025	20,550,887,837	432,840	433	433,273
Early cancellation of own shares approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025	(30,221,893,878)	(584,837)	(587)	(585,424)
Ending balance as of December 31, 2025	—	—	—	—

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

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(11,401)	—	—	(11,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000

During the year ended December 31, 2025, and for the year ended December 31, 2024, there was no subscription of convertible bonds.

(e.2)Conversion of notes into shares
Until as of December 31, 2023 the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of December 31, 2025, and as of December 31, 2024, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2025, the portion not converted into equity corresponds to ThUS$39.
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
(f)Reserve of share- based payments
Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	37,235	—	37,235
From January 1 to December 31, 2024	37,235	—	37,235
From January 1 to December 31, 2025	37,235	—	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(1,972,651)	5,074	—	(14,401)	811,962	(1,170,016)
From January 1 to December 31, 2024	(1,170,016)	—	—	—	510	(1,169,506)
From January 1 to December 31, 2025	(1,169,506)	—	—	—	(19,505)	(1,189,011)

Balance of Other sundry reserves comprise the following:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,666,202	2,666,202	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)	(3,624,871)
Share buyback program OFB june 2025(5ii)	(15,603)	—	—
Share buyback program OFB march 2025(5i)	(3,902)	—	—
Others	(1,875)	(1,875)	(1,875)
Total	(1,189,011)	(1,169,506)	(1,170,016)
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

(4)The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable ThUS$2,564,707 (ThUS$2,564,707 as of December 31, 2024 and ThUS$2,564,707 as of December 31, 2023), gain on the haircut for the financial liabilities for ThUS$420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728 as of December 31, 2025, December 31, 2024 and December 31, 2023.
(5)Share Repurchase Programs
5i) Firm Block Offer (FBO) March 2025

    At the Extraordinary Shareholders' Meeting held on March 17, 2025 (the "Meeting"), it was approved a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “First Program”) for a duration of 18 months from the date of the Meeting for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. According to the terms in which it was approved, the objective of the First Program is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the First Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the First Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on March 28, 2025, the Company's Board of Directors approved the launch of the First Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the First Program through the pro rata mechanism of an FBO (“Oferta Firme en Bloque” or “FBO”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent to March 28, 2025 to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days.

b) Determine that the OFB be registered in the Exchange's systems on March 28, 2025, with effective as of April 1, 2025. The OFB had an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c) Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the First Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of March 31, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$155,899.

On April 30, 2025 the OFB was declared fully successful, receiving acceptances that far exceeded the shares offered for purchase under the First Program. As a result, the Company was required to apply a pro-rata allocation to the shareholders who accepted the OFB. Consequently, the OFB was definitively settled on May 2, 2025, and the shareholders who accepted the OFB were unable to sell, under the First Program, all the shares they intended to. As a result of the execution of the First Program, the Company ultimately acquired all 9,961,006,041 shares covered by the Program.

On May 2, 2025, the settlement of the purchase of 1.6% of the subscribed and paid shares (9,671,006,041 shares) was carried out for a total amount of US$151,997 thousand (see Note 24 (d)). As of that date, an amount of ThUS$3,902 was recognized in other reserves. This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of March 31, 2025, as previously indicated, and on the other hand, the settlement date of the OFB on May 2, 2025. This difference arises because the share price was set and paid in Chilean pesos.

5ii) Firm Block Offer (OFB) June 2025

At the Extraordinary Shareholders' Meeting held on June 26, 2025 (the "Meeting"), it was approved a new program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “New Program”) for a duration of 18 months from the date of the Meeting for up to 3.4% of the outstanding shares, which corresponds to 20,550,887,837 shares as of this date. According to the terms in which it was approved, the objective is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the New Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the New Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company's share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on June 27, 2025, the Company's Board approved the launch of the New Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a) Initiate the New Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares), at a price per share of CLP$19.00 (nineteen point zero pesos, legal currency in Chile), equivalent to June 27, 2025 to US$0.020415400 (zero point zero two zero four one five four zero zero U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b) Determine that the OFB be registered in the Exchange's systems on June 27, 2025, with effective as of July 1, 2025. The OFB will have an initial period of 30 days, from July 1, 2025, to July 30, 2025.

c) Engage Banchile Corredores de Bolsa S.A. and Larrain Vial S.A. Corredora de Bolsa to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the New Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of June 30, 2025, following approval by the Company's Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the "Oferta Firme en bloque" (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$ US$296,156.

In a Board of Directors meeting held on July 29, 2025, the Company approved increasing the price of the OFB to CLP 20.6 (twenty point six pesos, legal currency in Chile) per share.

In a Board of Directors meeting held on July 30, 2025, the Company approved increasing the maximum percentage of shares to be acquired under the OFB so that up to 3.4% of the subscribed and paid-in shares into which its share capital is divided may be purchased thereunder (i.e., up to 20,550,887,837 shares), the percentage corresponding to the New Program’s maximum limit.

On July 30, 2025, the OFB was declared fully successful, having received acceptances that far exceeded the number of shares offered to be purchased under the New Program, which in turn required the Company to apply a pro rata allocation to the shareholders who accepted the OFB. Accordingly, the OFB was ultimately settled on July 31, 2025, and the shareholders who accepted the OFB were not able to sell under the New Program all the shares they intended to. As a result of the execution of the New Program, the Company ultimately acquired the entirety of the 20,550,887,837shares targeted thereunder.

On July 31, 2025, the settlement was effected of the purchase of 3.4% of the subscribed and paid-in shares (20,550,887,837 shares) was carried out for a total amount of US$432,840 thousand (see Note 24(d)).As of that date, an amount of ThUS$15,603 was recognized in other reserves.
This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of June 30, 2025, and on the other hand, the settlement date of the OFB as of July 31, 2025.

This foreign exchange difference was affected by the following events that occurred between those dates: the increase in the OFB price on July 29, 2025, and the modification maximum percentage of shares to be acquired, allowing the purchase of up to 3.4% of the share capital on July 30, 2025. This difference arises because the share price was set and paid in Chilean pesos.

(h)Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—	—	—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	15,476	(34,872)	—	(19,396)
Reclassified from OCI to profit or loss	—	(40,898)	22,685	—	(18,213)
Reclassified from OCI to the value of the hedged asset	—	11,999	14,580	—	26,579
Actuarial reserves by employee benefit plans	—	—	—	(21,763)	(21,763)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	908	908
Translation difference subsidiaries	(379,049)	(795)	304	—	(379,540)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Opening balance as of January 1, 2025	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Change in fair value of hedging instrument recognized in OCI	—	1,416	(37,121)	—	(35,705)
Reclassified from OCI to profit or loss	—	(5,854)	47,126	—	41,272
Reclassified from OCI to the value of the hedged asset	—	(2,204)	—	—	(2,204)
Actuarial reserves by employee benefit plans	—	—	—	(17,060)	(17,060)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	510	510
Translation difference subsidiaries	218,266	398	(210)	—	218,454
Closing balance as of December 31, 2025	(3,991,394)	(59,140)	45,439	(85,964)	(4,091,059)

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
(h.4)    Gains (Losses) on change on value of time value of options

These are originated from changes in the time value of money, which represents the difference between the option’s fair value and its intrinsic value.
(i)Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends (*)		Others increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)		7,559,025	464,411
From January 1 to December 31, 2024	464,411	976,972	(293,092)		—	1,148,291
From January 1 to December 31, 2025	1,148,291	1,459,984	(437,995)	(*)	—	2,170,280
(*) See Note 24 (j).
(1) The detail of Other increases (decreases) is as follows:

As of December 31, 2023
Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(j)Dividends per share

Description of dividend	Interim dividend 2025		Minimum mandatory dividend 2025		Final dividend 2024
Amount of the dividend (ThUS$)	400,000	(*)	37,995	(**)	293,092	(***)
Number of shares among which the dividend is distributed	574,215,983,709		574,215,983,709		604,437,877,587
Dividend per share (US$)	0.000697		0.000066		0.000485
Payment date	12/23/2025				04/22/2025
(*) At the Board of Directors’ meeting held on December 3, 2025, the distribution of Interim Dividend No. 54, charged to equity related to the net income for the year 2025, in a total amount of ThUS$400,000, was approved. The dividend was paid on December 23, 2025.
(**) The provision recognized corresponds to the amount required to meet the mandatory minimum dividend as of December 31, 2025, equivalent to 30% of the profit for the year 2025. The distribution of the final dividend, charged to the 2025 financial year, is subject to the proposal of the Board of Directors and the approval of the shareholders, in accordance with applicable legal and regulatory provisions..
(***) At the Ordinary Shareholders' Meeting held on March 24, 2025, it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of March 14, 2025, amounting to ThUS$293,092, which corresponds to 30% of the net income for the year 2024. The payment was made on April 22, 2025.

NOTE 25 - REVENUE
The detail of revenues is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Passengers	12,611,528	11,233,287	10,215,148
Cargo	1,653,528	1,599,756	1,425,393
Total	14,265,056	12,833,043	11,640,541

NOTE 26 - COSTS AND EXPENSES BY NATURE
(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Aircraft fuel	(3,804,821)	(3,970,077)	(3,947,220)
Other rentals and landing fees	(1,638,809)	(1,470,057)	(1,322,795)
Aircraft maintenance	(862,647)	(815,916)	(601,804)
Aircraft rental (*)	—	(4,164)	(91,876)
Commissions	(252,670)	(230,127)	(244,160)
Passenger services	(382,252)	(331,918)	(271,838)
Other operating expenses	(1,539,833)	(1,448,052)	(1,351,571)
Total	(8,481,032)	(8,270,311)	(7,831,264)
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

Leases of low-value assets included in Costs and expenses by nature

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	(22,165)	(18,555)	(16,632)
Total	(22,165)	(18,555)	(16,632)
(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Depreciation (*)	(1,644,873)	(1,375,101)	(1,151,015)
Amortization	(91,225)	(72,555)	(54,358)
Total	(1,736,098)	(1,447,656)	(1,205,373)
(*)Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended December 31, 2025 is ThUS$772,159 (ThUS$668,936 for the same year in December 31, 2024 and ThUS$ 565,384 in December 31, 2023).

(c)Financial costs
The detail of financial costs is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Bank loan interests	(261,722)	(452,778)	(400,052)
Financial leases	(43,039)	(49,809)	(58,011)
Lease liabilities	(315,309)	(318,267)	(224,824)
Other financial expenses	(101,346)	(61,096)	(15,344)
Total	(721,416)	(881,950)	(698,231)
Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)Financial income
Financial income is detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Other miscellaneous income	146,275	142,411	125,356
Total	146,275	142,411	125,356
(e)Other gains (losses)
Other gains (losses) are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Adjustment net realizable value fleet available for sale	—	—	(39,163)
Other	(1,201)	(36,223)	(51,880)
Total	(1,201)	(36,223)	(91,043)

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$

Tours	83,187	60,437	36,297
Customs and warehousing	48,517	37,710	27,553
Income from non-airlines products LATAM Pass	19,351	35,904	15,148
Other miscellaneous income	78,879	66,618	69,643
Total	229,934	200,669	148,641

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

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2023

Argentine peso	1,454.92	1,030.50	807.98
Brazilian real	5.50	6.18	4.85
Chilean peso	907.13	996.46	877.12
Colombian peso	3,772.05	4,403.50	3,872.49
Euro	0.85	0.96	0.90
Australian dollar	1.50	1.61	1.46
Boliviano	6.86	6.86	6.86
Mexican peso	17.95	20.54	16.91
New Zealand dollar	1.72	1.77	1.58
Peruvian Sol	3.36	3.80	3.70
Paraguayan Guarani	6,560.0	7,815.0	7,270.60
Uruguayan peso	38.95	43.80	38.81

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current assets

Cash and cash equivalents	832,594	630,133
Argentine peso	2,692	4,184
Brazilian real	42,258	4,529
Chilean peso	206,013	17,440
Colombian peso	22,937	12,156
Euro	20,350	15,721
U.S. dollar	485,614	532,670
Other currency	52,730	43,433

Other financial assets, current	8,083	7,768
Chilean peso	2,026	2,130
U.S. dollar	5,413	5,086
Other currency	644	552

Other non - financial assets, current	88,031	58,675
Argentine peso	—	—
Brazilian real	—	—
Chilean peso	68,643	29,968
Colombian peso	—	—
Euro	2,775	4,105
U.S. dollar	2,356	2,542
Peruvian sun	6,158	7,845
Other currency	8,099	14,215

Trade and other accounts receivable, current	212,571	214,599
Argentine peso	6,885	8,729
Brazilian real	3,012	198
Chilean peso	93,341	64,915
Colombian peso	1,918	1,562
Euro	65,264	96,438
U.S. dollar	7,364	7,503
Other currency	34,787	35,254

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current assets

Accounts receivable from related entities, current	7	24
Chilean peso	7	24

Tax current assets	29,297	13,121
Chilean peso	2,407	2,035
Colombian peso	11,974	7,020
Peruvian sun	12,966	1,909
Other currency	1,950	2,157

Total current assets	1,170,583	916,475
Argentine peso	9,577	12,913
Brazilian real	45,270	4,727
Chilean peso	372,437	116,512
Colombian peso	36,829	20,738
Euro	88,389	116,264
U.S. Dollar	500,747	547,801
Other currency	117,334	97,520

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Non-current assets

Other financial assets, non-current	13,211	13,627
Brazilian real	3,417	2,989
Chilean peso	775	876
Euro	4,581	4,579
U.S. dollar	1,182	2,315
Other currency	3,256	2,868

Other non - financial assets, non-current	8,791	5,127
Brazilian real	6,771	5,058
Other currency	2,020	69

Accounts receivable, non-current	5,543	4,126
Chilean peso	5,543	4,126

Deferred tax assets	57	5,147
Colombian peso	—	5,112
Other currency	57	35

Total non-current assets	27,602	28,027
Brazilian real	10,188	8,047
Chilean peso	6,318	5,002
Colombian peso	—	5,112
Euro	4,581	4,579
U.S. dollar	1,182	2,315
Other currency	5,333	2,972

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other financial liabilities, current	10,694	30,413	1,080	872
Chilean peso	4,552	1,621	974	747
Euro	3,712	26,191	14	6
U.S. dollar	2,162	2,131	—	—
Other currency	268	470	92	119

Trade and other accounts payables, current	837,459	817,925	9,010	8,639
Argentine peso	3,600	5,203	206	133
Brazilian real	1,429	13,237	649	765
Chilean peso	191,314	175,057	1,806	1,556
Euro	37,834	48,804	4	7
U.S. dollar	546,733	513,970	2,383	1,773
Peruvian sol	51,880	45,244	3,896	4,301
Mexican peso	2,735	1,890	—	—
Pound sterling	1,082	4,811	15	18
Uruguayan peso	612	1,253	4	5
Other currency	240	8,456	47	81

Accounts payable to related entities, current	5,482	7,520	—	—
U.S. dollar	5,482	7,520	—	—

Other provisions, current	6	10	8,427	14,161
Chilean peso	—	—	4	4
Other currency	6	10	8,423	14,157

	Up to 90 days		91 days to 1 year
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other non-financial liabilities, current	99,444	11,031	5,652	5,330
Argentine peso	802	1,286	176	478
Chilean peso	94,046	3,916	2,832	2,688
Colombian peso	1,536	1,122	1,513	1,187
U.S. dollar	1,756	3,185	663	758
Other currency	1,304	1,522	468	219

Total current liabilities	953,085	866,899	24,169	29,002
Argentine peso	4,402	6,489	382	611
Brazilian real	1,429	13,237	649	765
Chilean peso	289,912	180,594	5,616	4,995
Colombian peso	1,536	1,122	1,513	1,187
Euro	41,546	74,995	18	13
U.S. dollar	556,133	526,806	3,046	2,531
Other currency	58,127	63,656	12,945	18,900

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other financial liabilities, non-current	165,530	90,248	5,701	2,791	165,699	167,538
Chilean peso	39,139	33,318	5,654	2,749	164,600	166,495
Euro	115,122	43,861	47	42	1,099	1,043
U.S. dollar	10,122	12,217	—	—	—	—
Other currency	1,147	852	—	—	—	—

Accounts payable, non-current	23,144	22,407	—	—	—	—
Chilean peso	19,744	16,477	—	—	—	—
U.S. dollar	1,266	4,397	—	—	—	—
Other currency	2,134	1,533	—	—	—	—

Other provisions, non-current	59,075	44,993	—	—	—	—
Argentine peso	2,344	2,685	—	—	—	—
Brazilian real	50,948	37,227	—	—	—	—
Chilean peso	2,604	1,996	—	—	—	—
Colombian peso	135	330	—	—	—	—
Euro	3,001	2,653	—	—	—	—
U.S. dollar	43	102	—	—	—	—

Provisions for employees benefits, non-current	111,808	89,950	—	—	—	—
Chilean peso	107,187	82,804	—	—	—	—
U.S. dollar	4,621	7,146	—	—	—	—

Total non-current liabilities	359,557	247,598	5,701	2,791	165,699	167,538
Argentine peso	2,344	2,685	—	—	—	—
Brazilian real	50,948	37,227	—	—	—	—
Chilean peso	168,674	134,595	5,654	2,749	164,600	166,495
Colombian peso	135	330	—	—	—	—
Euro	118,123	46,514	47	42	1,099	1,043
U.S. dollar	16,052	23,862	—	—	—	—
Other currency	3,281	2,385	—	—	—	—

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
General summary of foreign currency:

Total assets	1,198,185	944,502
Argentine peso	9,577	12,913
Brazilian real	55,458	12,774
Chilean peso	378,755	121,514
Colombian peso	36,829	25,850
Euro	92,970	120,843
U.S. dollar	501,929	550,116
Other currency	122,667	100,492

Total liabilities	1,508,211	1,313,828
Argentine peso	7,128	9,785
Brazilian real	53,026	51,229
Chilean peso	634,456	489,428
Colombian peso	3,184	2,639
Euro	160,833	122,607
U.S. dollar	575,231	553,199
Other currency	74,353	84,941

Net position
Argentine peso	2,449	3,128
Brazilian real	2,432	(38,455)
Chilean peso	(255,701)	(367,914)
Colombian peso	33,645	23,211
Euro	(67,863)	(1,764)
U.S. dollar	(73,302)	(3,083)
Other currency	48,314	15,551

NOTE 29 – EARNINGS PER SHARE

	For the year ended December 31,
	2025	2024	2023
Basic earnings per share
Income attributable to owners of the parent company (ThUS$)	1,459,984	976,972	581,831
Weighted average number of shares, basic (*)	589,302,090,735	604,437,877,587	604,437,869,545
Basic earnings per share (US$)	0.002477	0.001616	0.000963

	For the year ended December 31,
	2025	2024	2023
Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	1,459,984	976,972	581,831
Weighted average number of shares, diluted (**)	589,306,002,483	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.002477	0.001616	0.000963

(*)As of December 31, 2025, the number of weighted average basic shares considers 589,302,090,735 shares outstanding from January 1, 2025 to December 31, 2025. As of December 31, 2024, the number of weighted average basic shares considers 604,437,877,587 shares outstanding from January 1, 2024 to December 31, 2024. As of December 31, 2023, the weighted average basic shares considers 604,437,584,048 shares outstanding from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H.
(**)As of December 31, 2025, the number of weighted average diluted shares considers 589,302,090,735 shares outstanding and 3,911,748 shares outstanding from January 1, 2025 until December 31, 2025, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. As of December 31, 2024, the number of weighted average diluted shares considers 604,437,877,587 shares from January 1, 2024 to December 31, 2024, and 3,911,748 shares outstanding from January 1 to December 31, 2024, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11. As of December 31, 2023, the weighted average number of fully diluted shares considers 604,437,877,587 shares from January 1, 2023 to December 31, 2023, and 3,911,748 shares outstanding from January 1 to December 31, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

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
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,670 (€8,220,000 Euros).
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$9,670 (€8,220,000 Euros) to ThUS$2,638,000 (€2,244,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, €2,244,000 euros. The decision is expected to be rendered February 26, 2026.
2,638

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but is only ongoing in Norway.	Only the Norway claim is currently pending. The Norway case has been inactive since January 2014 (awaiting a final decision by the European Commission). However, out-of-court negotiations are being held and like in the case of the Netherlands, a preliminary agreement was reached at the end of 2025 with all the airlines involved, who have been forced to accept the withdrawal of their claims against LATAM and LAN CARGO after their previous claim was dismissed by the Court of New York during the Chapter 11 proceedings. Formalization of the withdrawal of their claims is pending in 2026 to close the case in Norway.	—
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.
This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$102; (iv) Felipe Meyer:ThUS$102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper.  This obligation had also been stayed by the court of federal justice in this process.  Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount.  In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019. We are awaiting a date for the appeal hearing.
10,721

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43.
The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3,782 – R$20,767,351.66 - probable y MUS$8,507 – R$46,707,331.63 - posible). We must await a decision on the Treasury appeal.
12,290
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.
Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260,223,373.10-original amount in 2012/2013, which currently equals ThUS$104,649 (R$574,527,021.43). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016.  The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In January 2024, the Company received an unfavorable ruling and filed an appeal with the court in February 2024. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.
81,948
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. On 10/07/2016, an agreement was published that generates an additional procedural stage in which the parties can present evidence and clarify certain positions. The company has received the results of this procedural process and submitted a statement. In August 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. In August 2025, the company received notification of the decision on these remedies and filed its defense on August 11, 2025. The company is currently awaiting the Court’s decision.	35,628

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. In April 2025, a first-instance ruling was issued against LATAM Airlines Brasil. The Company filed an appeal on April 9, 2025.	33,655
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark.	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury filed an appeal. Today, we await the final decision.	9,977
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import.	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	15,534
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal which triggered an additional procedural stage in which the parties can present evidence and clarify certain positions. We are awaiting the outcome of this procedural step.	30,863

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court of first instance dismissed the Company’s defense in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019. The appeal filed by the company was denied on August 14, 2025. The company filed an appeal on September 18, 2025 that was dismissed. The company filed a new appeal on January 19, 2026. The company must await the resolution.	126,588
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	22,100
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,343

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	21,371
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,852
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.
Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires.  After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The interim ruling on receiving evidence was rendered April 29, 2025 but evidence has not yet been presented. The plaintiff’s brief was answered on July 18, 2025 to oppose broadening the subject of the litigation proposed by the plaintiff, which intended to include a rate not in effect at the time the claim was filed. A ruling was rendered on the abovementioned filing on November 27, 2025, sustaining the petition to expand the subject matter petitioned by the plaintiff. This court decision was appealed by the company on December 4, 2025, so it is not yet firm.
					—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,800
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,513
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,238
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in October 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal on which a decision is pending.	43,821

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,502
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,380
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,940

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,652
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,895
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,843

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,409
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,767
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal and in March 2025, the appeals court opened an additional procedural stage in which the parties can present evidence and clarify certain positions. Is pending the procedural process	35,198
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in May 2025 that was partially in favor of the Company. The Public Prosecutor filed a special appeal. The decision is pending.	19,216

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in September 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal.	11,620
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in October 2024 that was partially in favor of the Company. The Company presented its defense on August 11, 2025 and a decision is currently pending.	12,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period. The parties were convened to hear a decision on May 27, 2025. The amount at the moment is undetermined.	—
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	20,367

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024 and these amounts were deposited. The trial is expected to be completed.	72,027
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The parties filed an appeal. The appeals are pending referral to the Superior Labor Court for a decision.	566

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case. In February 2025, after the proceedings returned to trial, an additional procedural stage was initiated in which the parties can present evidence and clarify certain positions. The procedural process by the Treasury is pending.	19,575
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration).	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. The company obtained favorable decisions in the first and second instances, and the debt was canceled. The Treasury filed a Special Appeal and is awaiting trial.	22,120
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	10,291
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits).	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, an additional procedural stage was initiated to analyze overdue claims, allowing the parties to present evidence and clarify certain positions. This procedural step is pending.	10,377

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented. A decision is pending.	10,810
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	11,611
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	20,492

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	14,295
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned, a request that was granted by resolution dated March 27, 2025. The National Association of Consumers and Users of Chile (CONADECUS in Spanish) filed an appeal against the decision on April 2, 2025, which was sustained in a ruling rendered August 20, 2025. On November 26, 2025, the Court summoned the parties to a reconciliation hearing, which did not take place due to lack of notification.	—
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	11,697

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011 NC-524-2023	NC-388-2011. On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued. NC-524-2023. JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route.
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
ThUS$
(Continues from the previous page)
On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling , which will be reviewed by the Supreme Court. The case was heard by the Supreme Court on October 6 and 7, 2025, and LATAM participated in the arguments. The court has made a decision that is in the process of being drafted.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits).	The administrative defense has been presented and a decision is pending.	11,626
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—
LATAM Airlines Perú S.A.	Tribunal Fiscal	-	Appeal N°4070350001313 filed on January 22, 2025 against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.
On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately US$63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, on January 22, 2025, an appeal was filed against this ruling before the Tax Court. On July 25, 2025, the Company received notification of Decision No. 06398-1-2025 by the Tax Court that declared that the ruling admitting the appeal was null and void because it was confirmed that the National Customs and Tax Administration Commission (SUNAT in Spanish) had not presented the complete file on the audit and administrative claim procedures. Therefore, in compliance with the Tax Court’s decision, SUNAT re-submitted the complete file in Official Letter No. 4194 on August 21, 2025. A ruling on the file is currently pending.
122,953

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	13,404
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of $47,104 (MBRL262,845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	55,042
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The conciliation hearing was held on February 19, 2025, but no agreement was reached. The interlocutory evidence hearing was issued on April 3, 2025, which was notified to LATAM on September 8, 2025. The ordinary evidentiary phase ended November 5, 2025.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Brasil	Courts of the Sao Paulo, Rio Grande do Sul, Parana, Rio Grande do Norte, Santa Catarina, Ceará, Regional Labor Court of the 15ª Región and Federal Regional Court of the 4ª Region	Various roles listed in detail in the fifth column	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. Claims were also filed against ANAC, the Brazilian civil aviation regulatory agency, and ATR (Avions de Transport Régional, an aircraft manufacturer) in cases 5002529-15.2025.4.04.7005 and 5002829-74.2025.4.04.7005. All these litigations are under insurance coverage.	Cases with a determined value of the cause and without an settlement approved by the Court: Thiago Cavalcanti Sartori and others (Rol 1031322-41.2025.8.26.0100), Gabriela Michel (Rol 5007465-09.2024.8.21.0087), Wilson dos Santos Silva and other (Rol 5002829-74.2025.4.04.7005), Éder Schulz, Marli Schulz and Valentina Siveris (Rol 4045612-10.2025.8.26.0100) and Rosana Barbosa Bartinik (Rol 0059347-06.2025.8.16.0021). Cases with an extrajudicially settlement approved by the Court regarding the compensation action: Luana dos Santos Bezerra Bounhe and others (Rol 1002928-30.2024.8.26.0659), Gabriel Michel (Rol 5004461-61.2024.8.21.0087), Armindo Michel (Rol 5005103-34.2024.8.21.0087), Anna Maria Michel (Rol 5000075-51.2025.8.21.0087), Marcos Vinícius Ávila Santana and others (Rol 0012257-66.2024.5.15.0004), Maria Fernanda Azevedo Pompilio Leonel Ferreira and others (Rol 0045785-61.2024.8.16.0021), Laura dos Reis Camilo and other (Rol 1182239-09.2024.8.26.0100), Aracy Ribeiro Moreira and others (Rol 1174718-13.2024.8.26.0100), Silvia Nicole Dantas Costa Maia and others (Rol 1003874-02.2024.8.26.0659), Lívia Raquel de Souza Dutra and others (Rol 3036952-42.2024.8.06.0001), Fernanda Laice de Gois Nascimento Paula and others (Rol 0827620-90.2024.8.20.5106), Ana Lurdes de Souza and other (Rol 5000032-19.2025.8.24.0027), Naira Maria da Silva Gusson do Nascimento (Rol 1001368-42.2024.8.26.0695), Araceli Ciotti de Marins and others (Rol 0043796-20.2024.8.16.0021), Beatriz Alves Coca Navarro and others (Rol 1001217-87.2025.8.26.0292), Beatriz da Costa Silva (Rol 5002529-15.2025.4.04.7005) and in the proceedings brought by the relatives of Rosana Santos Xavier (Rol 1000691-14.2025.8.26.0198). Currently, there are no more cases with an undetermined case value and without an approved out-of-court settlement. The settlement amount has already been paid by the insurer, and the proceedings will be closed. All these litigations are under insurance coverage.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	União Federal	17459.720028/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented. The company was notified of an unfavorable decision and it filed an Appeal on September 18, 2025.	25,672
TAM Linhas Aéreas S.A	Tribunal Laboral Regional da 10° Región - TRT 10	0000582-04.2021.5.10.0020	Public civil action filed by the National Aeronautics Union seeking that the company reinstate employees dismissed for alleged discrimination after they opposed the company's proposed salary reduction.	The first instance court ruled that the union lacked standing and terminated the action. The union filed an appeal. The second instance court overturned the ruling and ordered the reopening of the investigation. Currently awaiting trial by the Supreme Court of Justice (TST).	14,541
TAM Linhas Aéreas S.A	União Federal	10880.722355/2014-52	This is a notice of infringement that seeks to require the company to submit the PIS and COFINS - 3rd quarter 2009 to 1st quarter 2011 (proportionality)	The company obtained a favorable decision in the first and second instance canceling the debt. The case must be closed.	11,389
ABSA Aerolinhas Brasileiras S.A.	União Federal - Fazenda Nacional	1022008-31.2024.4.01.3400	This is a claim seeking that the legal relationship binding the company to pay a fine of 10% because of a violation of the temporary admission system be declared non-existent (linked to claims 10715-722.602/2017-75 and 10715-722.603/2017-10).	A decision rendered April 24, 2024 impeded the presentation of a guarantee by the company. The Treasury Service filed an appeal against that decision and the commencement of the court trial is now pending.	11,291
TAM Linhas Aéreas S.A	União Federal	16327.973971/2024-11	Petition to make use of the Cofins credit in the 4th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	15,753

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	16327.973969/2024-34	Petition to make use of the Cofins credit in the 3th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	10,341

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2025, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

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

II. The following table contains proceedings that were closed or changed to remote status during 2025, according to what was disclosed in the contingencies note of the corresponding financial statement:

Company	Court	Case Number	Origin	Stage of trial	Status
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending. An agreement was made for the payment of ThUS$4,480 (R$25,000,000.00).The payment in the agreement was made in full.	Disclosed in the Company's consolidated financial statements as of December 2024
LATAM Airlines Group S.A	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.
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
Disclosed in the Company's consolidated financial statements as of December 2024
LATAM Airlines Group S.A	FNE	2585-19	On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”).	On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE. The investigation is completed.	Disclosed in the Company's consolidated financial statements as of December 2024

III. Governmental Investigations.

1)    LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The investigation under Case #2729-23 was archived and ended with no action taken by the FNE. An ordinary official letter was received in Case #2484-18 on August 28, 2023 in which the FNE requested further information from LATAM, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

2)    On October 13, 2020, the FNE gave notice that it had begun an investigation under Case #2630-2020 because of a claim about travel agency fees. On March 14, 2025, the FNE decided to separate this investigation and create a new Case #2797-25 on the implementation of New Distribution Capability (NDC) systems by airlines present in Chile. On July 18, 2025, investigation #2630-20 was archived without any action by the FNE. Regarding investigation file number 2797-25, LATAM received an official letter on December 9, 2025, which was answered on December 22. The most recent activity in investigation file number 2797-25 is an official letter received on January 15, 2026, the response to which is currently being prepared and is within the established deadlines.

3)    LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. On December 11, 2024, LATAM received an Ordinary Official Letter in which the FNE requested additional information, which was answered by LATAM in two parts: the first dated December 26, 2024, and the second dated January 8, 2025. On April 8, 2025, LATAM received an official ordinary letter in which the FNE requested further information, which LATAM answered on May 7, 2025. The most recent activity in the investigation under Case #2669-21 is an official ordinary letter dated June 9, 2025 that was answered on June 23, 2025. On September 3, 2025, the FNE again decided to disassemble part of the background information from investigation No. 2669-21, leaving Investigation No. 2824-25 for the investigation regarding codeshare agreements and other cooperation and coordination agreements between LATAM and third-party airlines and the competition conditions on routes connecting Chile with Oceania and Europe operated by LATAM. Regarding Investigation No. 2824-25, on September 8, 2025, LATAM received an Ordinary Letter in which the FNE requested background information, which was requested in two deliveries: the first was answered on September 16, 2025, and the second was answered on October 15, 2025. The most recent activity is an official letter sent by the Office of the National Economic Prosecutor (FNE in Spanish) on November 6, 2025 that was answered December 5, 2025.

4)    The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. On February 25, 2025, the Administrative Council for Economic Defense (CADE in Portuguese) sent a new letter to LATAM Airlines Brazil requesting additional information on the pricing process, which LATAM answered on April 3, 2025. The investigation process remains open until December 22, 2025, that date can be modified by the authorities. LATAM Airlines Brasil is collaborating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

5)    Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with

Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat and the Consumer Defense Institute of the State of São Paulo (PROCON SP) decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024 (IC 0161.0001107/2024). On September 5, 2024, the Prosecutor's Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party (IC 14.0156.0004310/2024); (2) consumer matters (IC 0161.0001000/2024), with two representations filed, already archived; and (3) compensation matters, It is also archived. Remote. By filing the main civil investigation (IC 0161.0001107/2024), the Public Prosecutor's Office determined the opening of (1) a new civil investigation to determine the collective moral damages (LATAM Airlines Brasil has not yet been notified of the opening of this procedure) and (2) an administrative process to accompany the payment of compensation under PR 22883 (LATAM Airlines Brasil has not yet been notified of the opening of this procedure). Possible. On January 17, 2025, the Public Defender's Office of Paraná reported the opening of an administrative process to determine the collective moral damages. LATAM Airlines Brasil has been notified of the opening of the process, but, to date, no additional information has been requested from the company. Possible. On March 11, 2025, PROCON SP sent a letter to LATAM Airlines Brasil requesting information on metrics and measures taken to serve customers following the suspension of Voepass operations by the National Civil Aviation Agency (ANAC). The response was submitted on March 18, 2025. Possible. On March 12, 2025, the Consumer Protection Institute of Juiz de Fora (Minas Gerais State) announced the opening of an administrative proceeding, also seeking information on customer service following the suspension of Voepass operations. The response was submitted on March 19, 2025. On May 6, 2025, the Office of the Federal Prosecutor sent an official letter to LATAM Airlines Brazil requesting clarification of a claim filed by a consumer, especially in relation to the delays in Voepass flights and aircraft conditions. The company answered that letter on June 5, 2025. The procedure was later quashed since Voepass’ authorization to sell flights was definitively revoked by the National Civil Aviation Agency (ANAC in Spanish).

IV. The Supreme Federal Court (STF) of Brazil, in the judicial proceeding of General Impact Issue 1417 (single judicial process 0834466-97.2024.8.19.0209), and without prejudice to the fact that the STF will rule on this case in the future and issue a final judgment based on its merits, it has already issued the two following rulings in said proceeding:

1) On August 23, 2025, it determined that the final judgment of this judicial proceeding will be applicable to all proceedings of similar facts in Brazil (recognition of general impact); and

2) On November 26, 2025, the STF partially suspended the ongoing judicial proceedings on a national level in Brazil, in the civil-consumer area, that address the liability of airlines for flight delays or cancellations caused by unforeseen events or force majeure and compensation for moral damages.

Although LATAM Airlines Brazil has already suspended nearly 10,000 cases to date, it expects this number of suspensions to continue growing.

The provisions for all proceedings remain in place until a final ruling is issued in each case.

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

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of December 31, 2025, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million (on July 7, 2025, this loan was fully repaid). The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2025, this line of credit is undrawn and fully available.

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

On July 7, 2025, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.625% maturing in 2031 (“2031 Notes,” together with the 2030 Notes, the “Notes”) for a total principal amount of US$800 million. The Exit RCF and the Notes share the same intangible collateral, which was amended respect to Exit Financing, and consists primarily of the FFP business (LATAM Pass loyalty program), as well as certain intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were completely used to repay the 2029 Notes.

As of December 31, 2025, the Company complies with the aforementioned minimum liquidity covenants.

b)Other commitments
As of December 31, 2025, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	62	Letter of Credit	303,187	Jan 10, 2026
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	56,079	Apr 20, 2028
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	22	Guarantee Insurance	179,813	May 19, 2026
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,384	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	8,489	Apr 15, 2028
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	11	Letter of Credit	7,452	Feb 3, 2026
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,879	Dec 31, 2999
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	3,091	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,469	Dec 31, 2999
AENA AEROPUERTOS S.A	TAM Linhas Aereas S.A.	2	Guarantee Insurance	2,270	Sep 10, 2026
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	2	Letter of Credit	3,600	Jan 27, 2026
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	932	Mar 13, 2026
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	16	Letter of Credit	2,067	Mar 31, 2026
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	20,669	Feb 10, 2026
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	2	Guarantee Insurance	5,400	Jul 20, 2026
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	34	Letter of Credit	8,102	Feb 12, 2026
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,280	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,685	Oct 31, 2029
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM Airlines Group S.A.	1	Letter of Credit	1,350	Aug 5, 2026
AEROPUERTOS ANDINOS DEL PERU S.A.	LATAM Airlines Perú S.A.	6	Letter of Credit	1,101	Jan 31, 2026

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
DISTRITO FEDERAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,308	Jul 1, 2030
JFK International Air Terminal LLC	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,300	Jun 4, 2026
ANA AEROPORTOS PORTUGAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,139	Oct 31, 2026
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,835	Nov 15, 2026
CORPAC S.A.	LATAM Airlines Perú S.A.	25	Letter of Credit	5,788	Jan 31, 2026
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	7	Letter of Credit	1,616	Feb 6, 2026
SYDNEY AIRPORT CORPORATION LIMITED	LATAM Airlines Group S.A.	1	Letter of Credit	1,120	Jul 16, 2026
			Total	635,405

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES
(a)Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended December 31,
						2025	2024	2023
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	30	142	124
76.115.378-1	Costa Verde Portfolio S.A.	Related director	Chile	Tickets sales	CLP	121	—	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	—	16	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	—	(5)	(59)
				Expense recovery	ARS	—	—	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(28,560)	(22,863)	(22,107)
				Interlineal provided service	US$	27,867	32,092	31,020
				Services received of handling	US$	(225)	(88)	(252)
				Services provided of handling	US$	2,480	1,058	—
				Services received miles	US$	(2,150)	(10,103)	(4,657)
				Services provided miles	US$	3,679	2,783	1,683
				Services provided maintenance	BRL	681	776	—
				Services received VIP lounge	US$	(4)	—	—
				Services provided VIP lounge	US$	622	—	—
				Services provided / received others	US$	—	—	1,424
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(342,254)	(319,499)	(144,239)
				Interlineal provided service	US$	211,082	213,153	127,145
				Services received of handling	US$	(21,679)	(7,058)	(3,657)
				Services received miles	US$	(12,858)	(15,795)	(11,069)
				Services provided miles	US$	9,567	8,335	7,328
				Services provided maintenance	US$	1,799	995	—
				Services provided maintenance	BRL	914	—	—
				Joint venture	US$	(10,000)	(10,000)	(10,000)

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the year ended December 31,
Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	2025	2024	2023
				Real estates leases provided	US$	163	155	86
				Services received VIP lounge	US$	(100)	—	—
				Services provided VIP lounge	US$	2,015	1,756	640
				Services received consulting and professional	US$	(1,890)	(22)	—
				Tickets sales	US$	42	—	—
				Services provided / received others	US$	—		344
The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)Board members, Chief Executives and Senior Directors compensation

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Board members, Chief Executives and Senior Directors.

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Remuneration	12,751	12,354	12,815
Board compensation	1,306	1,786	1,429
Non-monetary benefits	99	423	606
Short-term benefits	55,362	17,483	13,604
Termination benefits (*)	—	1,341	59
Total	69,518	33,387	28,513
In accordance with current legislation, the Ordinary Shareholders’ Meeting held on March 24, 2025, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2025. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(1)For the period between March 25, 2025 and the date of the next ordinary shareholders' meeting to be held within the first four months of 2026, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(2)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as in those nationally recognized foreign stock exchanges where LATAM American Depositary Shares are listed.

The amounts paid for this concept, in accordance with the above, are:

	Paid during the period ended at December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$

URAs Directors	345	763	481
URAs Board Committee	38	85	53
Total	383	848	534

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

The movement of units as of December 31, 2024 and December 31, 2025 , is as follows:

	Opening balance as of 01.01.2024	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024	Vested
RSU - Retention	2,986,456,933	35,468,268	(692,032,415)	(91,282,871)	2,238,609,915	—
PSU - Performance	4,009,588,067	42,034,943	—	(89,352,930)	3,962,270,080	—
MPP BASED RSU - Protection	1,246,879,413	—	—	(60,388,760)	1,186,490,653	—
Total	8,242,924,413	77,503,211	(692,032,415)	(241,024,561)	7,387,370,648	—

	Opening balance as of 01.01.2025	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2025	Vested
RSU - Retention	2,238,609,915	79,870,832	(916,489,597)	—	1,401,991,150	—
PSU - Performance	3,962,270,080	162,161,992	(644,513,471)	—	3,479,918,601	—
MPP BASED RSU - Protection	1,186,490,653	—	(593,245,326)	—	593,245,327	—
Total	7,387,370,648	242,032,824	(2,154,248,394)	—	5,475,155,078	—

NOTE 34 - STATEMENT OF CASH FLOWS
(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 18 Other financial liabilities.
(b)Other inflows (outflows) of cash:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Restricted Advances	—	—	20,572
Bank commissions, taxes paid and other	(7,129)	(3,355)	(2,173)
Taxes on financial transactions	(12,136)	(10,563)	(6,803)
Guarantees	1,371	73,074	4,406
Judicial deposits	7,761	54,356	(16,349)
Fuel derivatives and currency	6,268	31,853	30,413
Derivative margin guarantees	466	10,902	(2,559)
Payment for derivatives premiums	(44,485)	(43,902)	(47,853)
Insurance recovery	—	9,788	—
Total Other inflows (outflows) Operation activities	(47,884)	122,153	(20,346)

Recoveries of credits and Guarantee deposit received from the sale of assets	62,018	34,469	48,258
Insurance recovery	—	—	11,000
Total Other inflows (outflows) Investment activities	62,018	34,469	59,258

Interest rate derivatives	2,204	1,456	15,934
Costs associated with financing	(85,855)	—	—
Taxes on financial transactions	—	—	(4,529)
Others recovery	—	510	—
Expenses for shares buybacks	(587)	—	—
Withholding tax	(7,287)	(11,689)	—
Debt-related legal advice	—	(64,146)	—
Total Other inflows (outflows) Financing activities	(91,525)	(73,869)	11,405
(c)Dividends:

	For the year ended at December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$

Latam Airlines Group S.A.	(604,877)	(174,549)	—
Transportes Aéreos del Mercosur S.A. (*)	(304)	(289)	—
Total dividends paid	(605,181)	(174,838)	—

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
	As of December 31, 2024	Obtainment	Payment		Interest accrued and others	Reclassifications	As of December 31, 2025
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Guaranteed obligations	374,043	319,500	(37,648)	(29,158)	30,898	—	657,635
Other guaranteed obligations	374,751	239,520	(43,681)	(39,685)	40,294	—	571,199
Obligation with the public	2,239,303	790,120	(700,000)	(181,554)	232,450	(2,541)	2,377,778
Financial leases	799,773	—	(241,743)	(39,181)	158,667	11,537	689,053
Lease liability	3,362,581	—	(463,358)	(311,162)	1,213,962	(9,162)	3,792,861
Total Obligations with financial institutions	7,150,451	1,349,140	(1,486,430)	(600,740)	1,676,271	(166)	8,088,526

		Cash flows				Non cash-Flow Movements
	As of December 31, 2023	Obtainment	Payment			Interest accrued and others	As of December 31, 2024
		Capital (*)	Capital (**)	Interests	Other flow
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,029,434	—	(1,089,000)	(167,026)	—	226,592	—
Guaranteed obligations	303,922	99,000	(28,938)	(19,908)	—	19,967	374,043
Other guaranteed obligations	430,350	272,112	(330,870)	(39,066)	—	42,225	374,751
Obligation with the public	1,302,838	1,378,948	(450,000)	(156,862)	(10,870)	175,249	2,239,303
Financial leases	901,546	—	(105,734)	(46,596)	—	50,557	799,773
Other loans	104	—	—	—	—	(104)	—
Lease liability	2,967,994	—	(344,038)	(288,176)	—	1,026,801	3,362,581
Total Obligations with financial institutions	6,936,188	1,750,060	(2,348,580)	(717,634)	(10,870)	1,541,287	7,150,451

		Cash flows		Non cash-Flow Movements
	As of December 31, 2022	Payment		Interest accrued and others	Reclassifications	As of December 31, 2023
		Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,385,995	(81,952)	(153,791)	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	(19,726)	(20,309)	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	(56,519)	(42,283)	43,037	11,811	430,350
Obligation with the public	1,289,799	—	(155,655)	168,694	—	1,302,838
Financial leases	1,088,239	(183,374)	(48,272)	58,076	(13,123)	901,546
Other loans	2,028	(434)	—	(70)	(1,420)	104
Lease liability	2,216,454	(225,358)	(173,924)	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	(567,363)	(594,234)	1,630,517	(314,612)	6,936,188
(*) During the year 2025 the Company obtained ThUS$1,349,140 from long-term loans. For the year 2024, the Company obtained ThUS$1,750,060 amounts from long-term loans. During the year 2023, the Company did no obtain financing.

As of December 31, 2025, this financing is net of fee payments of ThUS$10,380. (ThUS$24,952 as of December 31, 2024). See note 18, numbers 3 and 4.

(**) As of December 31, 2025, under the cash flows from financing activities are presented loan repayments of ThUS$1,023,072 and payments of lease liabilities of ThUS$463,358 (ThUS$2,004,542 and ThUS$344,038, respectively as of December 31, 2024, ThUS$(342,005) and ThUS$(225,358), respectively as of December 31, 2023).

Below are the details obtained (payments) of flows related to financing:

	For the year ended December 31,
	2025			2024			2023
	Capital raising	Payments		Capital raising	Payments		Payments
Flow of		Capital	Interest		Capital	Interest	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft financing	559,020	(323,072)	(77,079)	99,000	(198,774)	(69,249)	(251,388)	(76,497)
Lease liability	—	(463,358)	(311,162)	—	(344,038)	(288,176)	(225,358)	(173,924)
Non-aircraft financing	790,120	(700,000)	(212,499)	1,651,060	(1,805,768)	(360,209)	(90,617)	(343,813)
Total obligations with Financial institutions	1,349,140	(1,486,430)	(600,740)	1,750,060	(2,348,580)	(717,634)	(567,363)	(594,234)
(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within investing activities.

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Increases (payments)	(252,665)	(219,010)	(142,782)
Recoveries	87,442	34,379	215,362
Total cash flows	(165,223)	(184,631)	72,580

(f)Additions of property, plant and equipment and Intangibles

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	1,775,818	1,325,463	795,787
Additions associated with maintenance	449,502	358,475	337,126
Other additions	1,326,316	966,988	458,661
Purchases of intangible assets	104,483	94,412	68,052
Other additions	104,483	94,412	68,052

(g)The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	518	6,256	(47,569)
Net cash flows from (used in) investment activities	20	819	3,661
Effects of variation in the exchange rate on cash and cash equivalents	(538)	(7,075)	43,908
Net increase (decrease) in cash and cash equivalents	—	—	—
(h)Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$185,005 (ThUS$246,429 as of December 31, 2024 and ThUS$294,549 as of December 31, 2023).

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

After December 31, 2025 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2025, have been approved in the Extraordinary Session of the Board of Directors on February 9, 2026.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 4, 2026	LATAM AIRLINES GROUP S.A.

	By:	/s/ Roberto Alvo Milosawlewitsch
	Name:	Roberto Alvo Milosawlewitsch
	Title:	LATAM Airlines Group CEO
143